Form 20-F/A
period 2001-12-31
LANOPTICS LTD
filed 2002-11-29
CIK 892534

SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 20-F/A2

             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2001

                        Commission file number 0-20860

                                LANOPTICS LTD.
           (Exact name of Registrant as specified in its charter and
                Translation of Registrant's name into English)

                                    Israel
                (Jurisdiction of incorporation or organization)

                               1 Hatamar Street
                                  PO Box 527
                             Yokneam 20692 Israel
                    (Address of Principal Executive Office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                     None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                    Ordinary Shares nominal value NIS 0.02
                               (Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                     None


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 7,290,777 Ordinary Shares

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                [x] Yes [ ] No

         Indicate by check mark which financial statement item the registrant has elected to follow.

                            [ ] Item 17 [x] Item 18

Forward-Looking Statements

         This Annual Report includes certain forward-looking statements with respect to the business, financial condition and results of operations of LanOptics Ltd. ("LanOptics"). The words "estimate", "project", "intend", "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Introductory Note

         LanOptics was incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate Local Area Networks ("LANs") and Wide Area Networks ("WANs"). We are now focused on our independent business unit, E.Z. Chip Technologies Ltd. ("EZchip"), an Israeli company in which we have a 57% ownership interest. EZchip is engaged in the development of high performance network processors which constitute a mature evolution of the processor components of our legacy LAN and WAN products. As used in this Annual Report, the term "Company" means LanOptics and its EZchip subsidiary taken together, unless otherwise expressly stated.



PART I

Item 1.           Identity of Directors, Senior Management and Advisors

                  Not applicable.

Item 2.           Offer Statistics and Expected Timetable

                  Not applicable.

Item 3.  Key Information

Selected Consolidated Financial Data:

         The following selected consolidated financial data of the Company as of December 31, 2000 and 2001 and for the three years ended December 31, 2001, are derived from the Company's audited consolidated financial statements which are included in this annual report and have been prepared in accordance with Israeli GAAP. The selected consolidated financial data as of December 31, 1997, 1998 and 1999 and for the years ended December 31, 1997 and 1998 have been derived from audited consolidated financial statements not included in this annual report and have also been prepared in accordance with Israeli GAAP. The Selected Financial Data set forth below should be read in conjunction with and are qualified by reference to Item 5. Operating and Financial Review and Prospects, and the Consolidated Financial Statements included elsewhere in this Annual Report.

----------------------------------------------------------------------------------------------------------------
                                                    1997         1998         1999          2000         2001
----------------------------------------------------------------------------------------------------------------
                                                        (in thousands, except share and per share data)
----------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net sales of networking solutions                 $16,659      $13,329        $7,820       $3,227       $1,449
----------------------------------------------------------------------------------------------------------------
Operating loss                                     (6,789)     (10,689)       (4,126)      (4,536)      (9,216)
----------------------------------------------------------------------------------------------------------------
Profit (loss) from continuing operations           (6,078)     (10,019)       (3,493)        (348)         129
----------------------------------------------------------------------------------------------------------------
Net profit (loss)                                  (4,637)     (13,652)       (7,484)      (6,600)         350
----------------------------------------------------------------------------------------------------------------

Per Share Data:

Loss from operations                                (0.87)       (1.84)        (0.64)       (0.67)       (1.25)
----------------------------------------------------------------------------------------------------------------
Net profit (loss) from continuing operations        (0.76)       (1.73)        (0.54)       (0.05)         0.02
----------------------------------------------------------------------------------------------------------------
Basic and diluted net profit (loss)                 (0.76)       (2.35)        (1.16)       (0.97)         0.05
----------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding    6,110,706    5,803,623     6,423,932    6,804,043    7,350,027
----------------------------------------------------------------------------------------------------------------

Balance Sheet Data:

Total assets                                       $36,099      $22,646       $16,095      $34,568     $ 24,220
----------------------------------------------------------------------------------------------------------------
Net assets                                         $31,103      $16,126       $11,123      $27,558      $20,818
----------------------------------------------------------------------------------------------------------------
Share capital                                      $22,854      $21,671       $24,176      $24,833      $24,848
----------------------------------------------------------------------------------------------------------------
Dividends declared per share                            --           --           --            --           --
----------------------------------------------------------------------------------------------------------------

Risk Factors:

Risks Relating to Our Business

EZchip has a limited operating history, and its future financial results are difficult to predict.

         Our success depends on EZchip's future success and we are, therefore, subject to the risks encountered by EZchip and the network processing industry. EZchip was formed in 1999 and has a limited operating history. EZchip's limited operating history makes it difficult to evaluate the prospects of its business. Moreover, the industry in which EZchip operates is constantly evolving and is subject to technological and competitive forces beyond its control. EZchip's ability to design and market products to meet customer demand and the revenue and income potential of its products and business are unproven. As an early stage company in the rapidly developing network processor industry, EZchip faces numerous risks and uncertainties. Some of these risks relate to its ability to:

         -     expand and enhance its product offerings;

         -     diversify its sources of revenue;

         -     maintain adequate control of its expenses;

         -     respond to technological changes; and

         -     respond to competitive market conditions.

         If we fail to address these risks and uncertainties, our results of operations will be adversely affected.

We are dependent on the networking equipment market for our growth and if it does not grow, then we will not be able to expand our business.

         The growth of our business depends in part on increased acceptance and use of networking equipment. In particular, we depend on the ability of our target customers to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully. The market for networking equipment depends in part upon the deployment of 10 Gigabit Ethernet technologies that enable the forwarding of data at a high speed. Ultimately, users may not choose the 10 Gigabit Ethernet technologies. If the use of networking equipment does not grow as we anticipate, or our target customers do not incorporate our products into theirs, our growth would be impeded.

Many of our competitors and potential competitors are much larger than us and if we are unable to compete effectively, we could lose our market share and revenue.

         The market for network processors is intensely competitive, rapidly evolving and subject to rapid technological change. We believe that competition in this market will become more intense in the future and may cause price reductions, reduce gross margins and result in loss of market share, any one of which could significantly reduce our future revenue and increase our losses. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and significantly larger customer bases than we do.

         Additionally, many of our competitors also have well-established relationships with our prospective customers and suppliers. As a result of these factors, many of our competitors, either alone or with other companies, have significant influence in our target markets that could outweigh our technological advantage.

Our products may have defects, which could damage our reputation, decrease market acceptance of our products, cause us to lose customers and revenue, increase production costs and result in liability.

         Highly complex products such as network processors may contain hardware or software defects or bugs. Often, these defects and bugs are not detected until after the products have been shipped. If any of our products contains defects, or have reliability, quality or compatibility problems, our reputation might be damaged significantly and customers might be reluctant to buy our products, which could result in the loss of or failure to attract customers. In addition, these defects could interrupt or delay sales. We may have to invest significant capital and other resources to correct these problems. If any of these problems are not found until after we have commenced commercial production of a new product, we might incur substantial additional development costs. If we fail to provide solutions to the problems, such as software upgrades or patches, we could also incur product recall, repair or replacement costs. These problems might also result in claims against us by our customers or others. In addition, these problems might divert technical and other resources from other development efforts. Moreover, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. This is particularly significant as we are a new entrant to a market dominated by large, well-established companies.

We may have to redesign our products to meet rapidly evolving industry standards and customer specifications which could delay our production and increase our operating costs.

         We intend to sell products to a market characterized by rapidly evolving industry standards, product obsolescence, and new manufacturing and design technologies. Many of the standards and protocols for our products are based on high speed networking technologies that have not been widely adopted or ratified by one of the standard setting bodies in our customers' industry. Our customers, network equipment manufacturers, are likely to have varying requirements and may delay or alter their design demands during this standard-setting process. In response, we may have to redesign our products to suit these changing demands which would likely delay the production of our products and increase operating costs.

Because our products have lengthy design and development cycles, we could experience delays in generating revenues or cancellation of customer contracts.

         We may never generate any revenue from our products after incurring significant design and development expenditures. A customer may decide to cancel or change its product plans, which could cause us to generate no revenue from a product and adversely affect our results of operations. A delay or cancellation of a customer's plans could significantly adversely affect our financial results. Even after winning a design contract, a customer may not begin volume production of their equipment for a period of up to a year, if at all. Due to this lengthy design and development cycle, we may experience delays from the time we begin incurring expenses until the time we generate revenue from our products. We have no assurances that our customers will ultimately market and sell their equipment or that such efforts by our customers will be successful.

The loss of personnel could affect our ability to design and market our products.

         To succeed, we must retain and hire technical personnel highly skilled at the design and test functions used to develop high speed networking products and related software. The competition for such employees is intense. We, along with our competitors, customers and other companies in the communications industry, face intense competition for those employees from our competitors and an increasing number of startup companies which are emerging with potentially lucrative employee ownership arrangements. Recruiting, hiring and retaining key personnel can also result in significant monetary costs.

If we are not able to adequately protect our technology or other intellectual property through patents, copyrights, trade secrets, trademarks and other measures, our competitors could use our proprietary information and we could lose our competitive advantage.

         To compete effectively, we must protect our proprietary information. We rely on and intend to rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our respective intellectual property rights. Failure to adequately protect our technology or other intellectual property from use by our competitors could jeopardize our competitive advantage, and result in a loss of customers. We have a number of pending patent applications. We might not succeed in attaining patents from any of our pending applications. Even if we are awarded patents, they may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold. In addition, our competitors may be able to design around our patents.

Our products employ technology that may infringe on the proprietary rights of third parties, which may expose us to litigation and prevent us from selling our products.

         Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry. This often results in expensive and lengthy litigation. We, as well as our respective customers or suppliers, may be accused of infringing on patents or other intellectual property rights owned by third parties. An adverse result in any litigation could force us to pay substantial damages, stop designing or manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to use the infringing technology. In addition, we may not be able to develop non-infringing technology, nor might we be able to find appropriate licenses on reasonably satisfactory terms.

Because the processes used to manufacture our products are complex, customized to our specifications and can only be performed by a limited number of manufacturing facilities, we may experience delays in production and increased costs if we are forced to replace our manufacturer.

         If our manufacturing suppliers are unable or unwilling to provide us with adequate manufacturing capacity, we would have to identify and qualify one or more substitute suppliers for a substantial majority of our products. Our manufacturers may experience unanticipated events that could inhibit their abilities to provide us with adequate manufacturing capacity on a timely basis, or at all. Introducing new products or transferring existing products to a new third party manufacturer would require significant development time to adapt our designs to their manufacturing processes and could cause product shipment delays. In addition, the costs associated with manufacturing our products may increase if we are required to use a new third party manufacturer. If we fail to satisfy our manufacturing requirements, our business would be materially harmed.

         Under a November 2000 agreement, IBM agreed to manufacture our NP-1 network processor and related prototypes until December 31, 2005. Under the agreement's terms, IBM may reduce or delay shipment if its ability to manufacture our NP-1s is constrained. IBM is the sole manufacturer of the NP-1. If IBM fails to deliver network processors on time or at all, our business could be severely harmed. If the arrangement with IBM is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to locate a substitute supplier. There is no assurance that we would be able to locate a substitute supplier on commercially reasonable terms or at all.

If we are unable to procure funding on favorable terms, we would not be able to grow our business which could negatively affect our revenues.

         We are a developing company and expect to require significant funding in order to expand our business. Given the state of development of our products and the present economic environment, we believe that we presently have sufficient funding resources to finance our operations through the next 12 months. When we do require additional funding, we may encounter difficulty in raising such funding through the capital markets or otherwise. If we do not obtain enough funding to support our future development when needed, our business will suffer. The capital markets have recently been experiencing severe downturns, especially relating to technology companies, and access to capital has been virtually closed to all but a very few companies. Even if we are successful in obtaining funding through the capital markets or otherwise, such funding may not be on terms favorable to us. Furthermore, we may only be able to raise additional funding from other investors which would dilute our ownership interest in EZchip. A dilution of our interest in EZchip could cause us to lose control of EZchip, which may have adverse consequences for our business.

Terrorist attacks, such as the attacks that occurred in New York and Washington, DC on September 11, 2001, and other acts of violence or war may materially adversely affect the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

         Terrorist attacks may negatively affect our operations. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive and ultimately affect our sales. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

         More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in or exacerbate economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in the volatility of the market price for our securities and on the future price of our securities.

Risks Relating to Our Location in Israel

Potential political, economic and military instability in Israel may disrupt our operations and negatively affect our sales.

         We were organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Consequently, our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. Our operations could be adversely affected if major hostilities break out in the Middle East or if trade between Israel and its present trading partners is curtailed. Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. Peace talks between Israel and the Palestinian Authority began in the early 1990s, but they broke down in mid-1999. Attacks on Israel by Palestinian terrorists, and military responses by Israel, have accelerated considerably since late 1999. We cannot predict whether or when a peace process will resume, whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations. Israeli companies and companies doing business with them have been subject to an economic boycott initiated by the Arab countries. This boycott and policies may seriously harm our operating results or the expansion of our business. Additionally, some of our key employees in Israel are obligated to perform up to 36 days of military reserve duty annually, and more in the case of a national emergency. Our operations could be disrupted by the absence for a significant period of one or more of our key employees due to military service. Any disruption in our operations would harm our business.

Changes to tax laws may result in our receiving fewer benefits than we hope to receive.

         In the past, we received tax benefits under Israeli law for capital investments in facilities and equipment that are designated as "Approved Enterprises." We expect to receive these benefits in the future when EZchip attains volume sales levels. To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future. These tax benefits may not continue in the future at their current levels or at any level. From time to time, we may submit requests for expansion of our Approved Enterprise programs or for new programs. These requests might not be approved. The termination or reduction of these tax benefits could increase the taxes we pay in Israel and thereby seriously harm our business, financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us or our officers and directors or to assert U.S. securities laws claims in Israel or serve process on substantially all of our officers and directors.

         We are organized under the laws of the State of Israel. Substantially all of our executive officers and directors and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to collect a judgment obtained in the United States against us or any of these persons, or to effect service of process upon these persons in the United States.

Provisions of Israeli law may delay, prevent or make difficult a change of control and therefore depress the price of our shares.

         Some of the provisions of Israeli law could:

         -     discourage potential acquisition proposals;

         -     delay or prevent a change in control; and

         - limit the price that investors might be willing to pay in the future for our Ordinary Shares.

         Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his Ordinary Shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid. These provisions may adversely affect the price of our shares.


Item 4.  Information on the Company

History and development of the Company:

         LanOptics Ltd. was incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate LANs and WANs. We are now focused on our independent business unit, E.Z. Chip Technologies Ltd., or EZchip, which is engaged in the development of high performance network processors which constitute a mature evolution of the processor components of our legacy LAN and WAN products.

         Our business initially consisted of local area networking equipment, such as hubs and switches, based on the Token Ring protocol. Beginning in 1995, the Ethernet protocol became increasingly dominant in the LAN market. Products based on the Token Ring protocol, which formed the core of our business, suffered from declining market share.

         In response to the changing market environment, we started to develop Ethernet protocol-based LAN products. In addition, we started new business initiatives in areas different from our core business. One of these businesses, which in 1996 was incorporated as LanOptics' NetXchange subsidiary, operated in the fax over Internet Protocol market. We decided to cease the operations of NetXchange in 1998, after sustaining significant losses. The other business, which in 1997 was incorporated as our NetGuard subsidiary, dealt with Internet security solutions.

         In mid-1999 we decided to cease the research and development of new switching products for LANs and instead focus on our internal ASIC design team (which developed ASICs for our products). This team began work on the development of network processors. This new business initiative was incorporated as our EZchip subsidiary in December 1999.

         During the first quarter of 2001, we closed the operations of NetGuard Ltd., our subsidiary which provided security solutions for the Internet. Even though we continued to manufacture and sell legacy network products during 2001 to support our customers, our sales levels for these legacy products have declined significantly from 1999 and we believe that they will continue to decline.

         Through EZchip, we are developing high-performance network processors for 10/40-Gigabit networking equipment. EZchip's technology enables seven-layer packet processing without any noticeable degradation in speed. EZchip's solutions enable networking vendors to build powerful products quickly and cost effectively. EZchip's initial product is the NP-1, a 10-Gigabit, seven-layer network processor. In April 2002, EZchip announced the availability of the NP-1 which it has begun shipping to customers.

Business Overview:

The Network Processor Industry

     Background

         The Internet is creating strong demand for bandwidth. The increases that have been achieved in bandwidth have not kept pace with the exponential growth in the amount of data that is transmitted over networks. All available bandwidth is often occupied at peak hours, with the result that critical operations are buffered and remain in a queue. The lack of available bandwidth is especially problematic in mission critical applications that require real-time, high-quality transmission of data, such as voice over IP telephony, multi-media applications and video conferencing. Various techniques are available to deal with the overload, including "quality of service" approaches (which combine bandwidth control with load balancing applications) and policy-based management of data traffic.

         The existing solutions are inadequate and fraught with difficulties. Some of these solutions rely on products that incorporate standard microprocessors, which are effective but which slow down high-speed environments such as Gigabit Ethernet or Terabit Ethernet to an unacceptable extent. Other solutions use application specific integrated circuits that are effective from a performance and speed viewpoint, but which are too inflexible for today's rapidly changing application environment. These application specific integrated circuits need to be re-designed to deal with changes in the applications.

         Network processors are programmable integrated circuits that combine the speed advantages of silicon chips with the intelligence and flexibility of microprocessors. They can accommodate new Internet and intranet applications, and new protocols, simply by downloading new or updated software. This combination of performance, speed and flexibility allows equipment suppliers to keep pace with changes and extend the lifespan of their products.

     Market Trends

         Existing network processors are designed primarily by the integration of several RISC (reduced instruction set computing) processors onto a single silicon chip. These processors are limited in their speed to approximately 1 to 2 Gigabits per second at certain layers (there are 7 layers in every data transmission), far too slow for the 10 to 40 Gigabit networks and advanced services that are already being designed.

         We expect the developments in the market for data network equipment to lead to four significant changes:

            1. Migration to Gigabit Ethernet and 10-Gigabit Ethernet: The growth in demand for bandwidth has led to efforts to accelerate the speed at which data traffic is transmitted. There is now technology available that allows the existing wiring in most local area networks to carry Gigabit Ethernet traffic. Although Ethernet is the de facto standard in internal, local area networks, most broader networks use other standards such as SONET (synchronous optical network), SDH (synchronous digital hierarchy) or ATM (asynchronous transfer mode). We believe that the introduction of 10-Gigabit-per-second Ethernet will make this an economically and technologically attractive alternative, and will lead to the adoption of the Ethernet standard in wide area networks and metropolitan area networks.

            2. Adoption of Merchant Silicon: Traditionally, networking equipment suppliers built a host of functions into their routers and switches. With greater competition and pressure to bring products to market quickly, however, these suppliers are increasingly turning to merchant silicon - standard, off-the-shelf semiconductors that can accommodate a broad variety of applications - to provide the basic switching functionality. The leading suppliers, such as 3Com Corporation, Lucent Technologies Inc. and Nortel Networks Corporation, are already integrating merchant silicon into their products.

            3. Trend Toward Network Processors: Communications equipment vendors are adopting network processors because of the advantages they offer in terms of long-term flexibility, reduced time to market and lower costs. Network processors offer communications equipment vendors all of the benefits of merchant silicon, but also allow them to add features by means of proprietary software. The equipment suppliers are pioneering software-driven advanced features to differentiate their products from the competition. As network processors are adopted, fabless semiconductor companies will supply the "switch on a chip" that forms the backbone of networking equipment.

            4. Demand for Seven-Layer Switching: The need to cope with overloaded data networks and provide consistent, predictable delivery of data even during periods of congestion has led to the adoption of a variety of tools that incorporate policy-based traffic management. In order to provide true quality of service, these tools need to be able to inspect all of the seven layers of every data transmission. To do so, they can use microprocessors, application specific integrated circuits, general purpose network processors or task-optimized network processors. Microprocessors cannot keep up with high-speed networks, while application specific integrated circuits are inflexible and cannot be adapted to subsequently developed applications. General purpose network processors overcome these obstacles, but they are limited in performance. Task optimized network processors use different processors, each tailored to perform a specific network function and then integrated to process data without any degradation in speed or performance.

Our Solution

         We design and produce task-optimized network processors for high-speed networking equipment. We are a fabless semiconductor company, which means that we do not have our own semiconductor manufacturing plant but rather we utilize outside fabrication facilities. Our first product, which was introduced in April 2002, is the NP-1, a merchant silicon network processor that forms the core of a seven-layer, 10-Gigabit LAN switch. We are developing an improved and less expensive version of the NP-1, called the NP-1c, that uses a 0.11-micron chip manufacturing process. The NP-1c's design will be compatible with the NP-1, so that our customers can begin design and testing with the NP-1 and then migrate to the NP-1c for volume production. We are also developing the QX-1, a 10-Gigabit traffic manager that complements the NP-1 by expanding its quality of service features, samples of which are scheduled for availability late in 2002. We also initiated development of an additional network processor, based on the same core technology, which will be capable of operating at speeds up to 40 Gigabits per second, but further development of this product is contingent upon market conditions. The architecture and features of these products offer the flexibility, scalability and price performance that are sought by communications equipment vendors. Networking equipment vendors use EZchip's network processors to form the silicon core of next-generation switches and routers for voice, video and data integration in a variety of applications.

     Products

         We introduced the NP-1 network processor in April 2002. The NP-1 is a single-chip, full-duplex, 10-Gigabit, seven-layer network processor. We believe that the NP-1 is the first network processor with these features and with integrated classifiers on the market. It provides fully programmable packet classification, modification, forwarding and queuing/policing at network speed. This enables the design of networking equipment with extremely fast performance and port density. NP-1 based platforms can be programmed to deliver switching, routing, MPLS, and QoS with advanced services such as flow-based traffic policing, URL switching, security and usage-based accounting.

         Our network processors are single-chip solutions that enable our customers to design high-density, multi-port line cards. The NP-1 includes classification engines, embedded memory and media access controllers (MACs) thus reducing the number of complementary chips required. This high level of integration benefits the networking vendors by reducing the system price, complexity and real estate (that is, the amount of space required on board).

         In order to facilitate our customers' adaptation of our products, we offer toolkits that assist our customers in creating, verifying and implementing solutions based on our network processors. We released the first tool kit, EZdesign, in January 2001. It is a comprehensive software development toolset for writing, testing and debugging programs for NP-1 to implement a wide range of applications and reduce time to market of next-generation networking products. It includes a hardware-software simulator, a library of pre-coded subroutines, a high-level language compiler, an evaluation board and a functional tester. We released subsequent versions of the EZdesign toolset in 2001 and early 2002, providing functional enhancements.

         EZdriver is a toolset that facilitates the development of the control path software for NP-1 based systems. It enables applications that run on the control CPU to communicate with the NP-1 processor. EZdriver consists of routines that execute on the control CPU and provide an API for interfacing the NP-1. It includes NP-1 chip configuration, microcode loading, creation and maintenance of NP-1 lookup structures, sending and receiving frames to and from the NP-1, as well as configuration and access to the NP-1 statistics block. EZdriver along with EZdesign provide extensive debugging capabilities, and enable software-driven debugging features (e.g. breakpoints, single step, register and memory access) to be performed on both the NP-1 simulator and the actual chip.

         In April 2002, with the arrival of the first NP-1 processors, we began delivering evaluation boards to customers, to enable them to test their NP-1 based systems. Evaluation boards are available with three different interfaces: eight ports of 1-Gigabit Ethernet, one 10-Gigabit Ethernet port or one OC-192 port for Packet Over SONET (POS).

     Future Products

         We are presently developing the QX-1, a 10-Gigabit traffic manager that is scheduled for availability late in 2002. The QX-1 is an optional chip that complements the NP-1 by expanding its quality of service features. The combination of QX-1 with NP-1 enables the design of systems that meet the stringent requirements for advanced services provisioning. QX-1 is employed in systems that require packet queuing and shaping, congestion management and hierarchical scheduling.

         We are developing two advanced versions of the NP-1 network processor. The first is an improved and less expensive version of the NP-1, called the NP-1c, that uses an 0.11-micron chip manufacturing process. The NP-1c's design will be compatible with the NP-1, so that our customers can begin design and testing with the NP-1 and then migrate to the NP-1c for volume production. We also began development of the NP-2, a 40-Gigabit, seven-layer network processor based on the uniquely scalable architecture of the NP-1, but further development of this product is contingent upon market conditions.

Technology

         In general, a network processor is a programmable integrated circuit used in data communications that is capable of performing one or more of the following functions: packet classification (that is, identifying a packet of data based on known characteristics such as address or protocol), packet modification (that is, modifying the packet to comply with specified protocols), queue/policy management (that is, reflecting the organization and prioritization of the processing of specific packets), and packet forwarding (that is, transmission and receipt of data and forwarding or routing the packet to the appropriate address). To perform these functions requires the network processor device to handle identification, classification and processing tasks simultaneously.

         Earlier generations of network processors required multiple integrated circuit chips and related hardware and software to perform the requisite designed-in functions, placing limitations both on the amount of data that could be handled simultaneously and the speed at which it could be processed. Moreover, these earlier solutions employed generic RISC processors rather than specially designed processors. EZchip's advance over these earlier designs lies in its integration of processing and classification functions. This is accomplished though EZchip's Task Optimized Processing technology (TOPcore(R)). TOPcore technology, which includes patented elements and other proprietary information, uses a combination of chip architecture and innovative search algorithms, together with low-cost, power-efficient DRAM memories, to incorporate these functions on a single chip. As a result, systems designed using EZchip's NP-1 product offer equipment vendors the ability to reduce chip count, power consumption and cost.

         In most applications, a significant portion of the resources of a network processor are devoted to searching through large routing and policy tables resident in the memory. The process of accessing and searching memory for the appropriate instructions can be a significant hindrance to performance. The NP-1 addresses these shortcomings through the use of both state-of-the-art embedded memory technology and high-performance, high-capacity external memory. The embedded memory requirements are provided through IBM's embedded DRAM technology, which is obtained under a technology agreement with IBM. In addition, IBM has advised us that it intends to develop high-performance embedded DRAM cores for the communications market that meet the requirements of EZchip.

         EZchip's TOPcore technology is presently featured on its NP-1 product, which is capable of serving a 10-Gigabit, seven-layer network. The TOPcore technology can be scaled for larger bandwidth applications, such as 40-Gigabit/OC-768, and greater. The nature of the TOPcore technology permits the network processor to be scaled to a very high throughput rate simply by integrating more task optimized processors within the network processor. This simplifies customer designs and provides a smooth migration path from 10-Gigabit to 40-Gigabit systems. In addition, since the software developed to implement specific applications is transparent to the number of integrated task optimized processors, the software can be reused in the future when designing networking equipment using higher throughput rates.

Research and Product Development

         Currently, 67 employees, representing about 80% of EZchip's employees, are engaged in research and development. EZchip's senior executives devote a substantial portion of their time to frequently communicating with its customers to determine product needs that should be addressed. The Office of the Chief Scientist (OCS) of Israel does not provide any funding for EZchip's research and development costs, and consequently we do not have any obligation to the OCS.

         The following table sets forth EZchip's research and development costs for the periods indicated (in thousands):

                                                         Year Ended December 31,
                                                         -----------------------
                                                             2000         2001
                                                             ----         ----

Research and development costs, excluding amortization      $4,264       $6,892
Amortization of prepaid development and production costs*   $  267       $  542
Research and development, including amortization            $4,530       $7,434

----------------------
* During 2000, we recorded prepaid development and production costs in the amount of $2,134,000 under an agreement signed between EZchip and IBM (See
Note 6 to the financial statements). According to the agreement, EZchip issued to IBM fully vested Ordinary Shares, in consideration for the development by IBM of unique semiconductor communications cores and technologies and production of specialized high-performance embedded DRAM cores, which meet the rigorous requirements of EZchip's 10-Gigabit wire-speed processing. Development costs are amortized according to specific milestones determined in the agreement and production costs are amortized based on quantities produced.


Sales and Marketing

         We announced the immediate availability of our NP-1 network processor in April 2002. To date, we have had no significant revenues from product sales. We work closely with potential customers in their design of systems and equipment where the capabilities of EZchip's products can be exploited. We are targeting designers, manufacturers and vendors of networking equipment and other large-scale data processing network devices, such as wireless communications base stations.

         To facilitate marketing efforts, EZchip has built on its extensive industry exposure through trade shows and similar events and has established sales offices in California and Massachusetts. In Israel and North America, we have our own direct sales force. Currently, our marketing staff includes 9 marketing professionals and administrative personnel. The direct sales force consists of persons with technical training and significant background in the semiconductor industry. Sales efforts are augmented by the direct involvement of EZchip's senior executives, who work closely with customers to determine product needs. In the rest of the world, our strategy is to work with local marketing channels, including sales agents, resellers and distributors. These channels are assigned territories of primary responsibility, but we do not grant exclusive rights to any territory. We will consider the need for local sales offices when justified by the circumstances. The in-house sales force and the external marketing channels are also responsible for providing local technical support. Our marketing activities include:

         o seminar programs, trade shows, guest speaker invitations and technical conferences;

         o   public relations activities and customer events;

         o advertising, technical articles in industry publications and marketing collateral materials; and

         o   communication on the Internet.

Customer Support

         Customer support is provided from our Israeli headquarters as well as the two offices in the United States. The primary business center in the United States is located on the West Coast in the Silicon Valley area, and a Boston office services the Eastern United States.

         EZchip offers training courses to provide it customers with a complete understanding of its products and toolsets.

Competition

         The semiconductor market, particularly the high-performance semiconductor market, is highly competitive and subject to rapid technological change, price erosion and heightened international competition. Especially in an area such as network processors, where technology has not been standardized and where applications are in early stages of development, competitive pressures can be fierce. Many of our competitors are larger, have greater financial resources, and are better known.

         We believe that the principal elements of competition in the market for advanced network processors are chip count (that is, the number of chips needed in a given application to achieve the system manufacturer's design goals), power usage (that is, the watts of electric power required to operate the chip), and price. Our research and development effort seeks to minimize these elements while maximizing functionality and efficiency. Our ability to compete in this emerging market depends largely upon our ability to offer better design and performance than our competitors.

         All of our competitors' announced products use separate chips for processing and classifying, with half-duplex or full-duplex processing abilities being the main differentiating factor. We combine the processing and classifying functions in a single chip, which we believe provides a significant advantage in terms of chip count, power consumption and cost. Our solution, based upon EZchip's patent-pending TOPcore(R) (Task Optimized Processor) architecture, offers savings in the number of chips required in customers' applications. In a typical application, the announced competitive products require an average of more than 25 chips for a complete solution, compared to a single EZchip NP-1 chip and four memory chips. Furthermore, the NP-1 uses low-cost/low-power DRAM memories for its on-chip classifiers, while the competitive products use expensive and power-consuming SRAM and CAM memory components for their external classifiers, thereby increasing the competition's overall price and complexity.

         While we believe that the NP-1 chip surpasses the known products of our competitors in these characteristics, there can be no assurance that our products will retain their differentiation or competitive edge for any specific period of time.

Intellectual Property Rights

         We rely primarily on a combination of trade secrets and employee and third-party nondisclosure agreements to protect our intellectual property, as well as limiting access to the distribution of proprietary information. We cannot assure you that the steps taken to protect our intellectual property rights will be adequate to prevent misappropriation of our technology or to preclude competitors from independently developing such technology. Furthermore, we cannot assure you that, in the future, third parties will not assert infringement claims against us or with respect to our products.

         As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. In the past we have been, and in the future may be, notified that we may be infringing the intellectual property rights of third parties. We have certain indemnification obligations to customers with respect to the infringement of third party intellectual property rights by our products. There can be no assurance that infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect our business, financial condition or operating results. In the event of any adverse ruling in any such matter, we could be required to pay substantial damages, which could include treble damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third-party claiming infringement. There can be no assurance that a license would be available on reasonable terms or at all. Any limitations on our ability to market our products, any delays and costs associated with redesigning our products or payments of license fees to third parties or any failure by us to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on our business, financial condition and operating results.

Manufacturing

         While we engineer and design our products, we do not own or operate a semiconductor fabrication facility and we do not have the resources to manufacture our products internally. In November 2000, we entered into an agreement with IBM to manufacture, assemble and test our NP-1 network processor. A third party manufacturer has also been secured for the QX-1 Traffic Manager. This fabless manufacturing model enables us to focus on our engineering and design strengths, minimize fixed costs on capital expenditures, and still have access to high-volume manufacturing capacity.

         Prototypes of the NP-1 are being manufactured using IBM's SA-27E 0.18-micron ASIC technology, while volume production will utilize IBM's 0.11-micron Cu-11 ASIC template. IBM will also manufacture the NP-1c, using 0.11-micron processes. Use of this new manufacturing technology is expected to enable enhanced performance while reducing manufacturing costs significantly.

         IBM is the sole manufacturer of the NP-1, and any late delivery or failure to deliver products could result in delays in satisfying customer demand, increased costs and loss of revenues.

Legacy Operations

         Our original business concentrated on the development, manufacturing and marketing of solutions and Internet applications to improve the connectivity and performance of corporate LANs. Beginning in 1999, we carried out plans to focus exclusively on the high speed network processor market, through our subsidiary, EZchip, resulting in the cessation of the operations of our Internet applications business segment principally consisted of NetGuard and, prior to that also included NetXchange. As a result of the closure of NetGuard's operations in 2001, the results of operations of NetGuard has been reclassified on our financial statements as "Loss from discontinued operations of a segment of a business."

         We continue to generate small amounts of revenue from sales and royalties related to LanOptics and NetGuard legacy products. All of these sales have been from existing inventory. Since LanOptics and NetGuard legacy products are no longer being manufactured, revenue from sales of those products will become immaterial.

Property, Plant and  Equipment

         Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business (mainly in Israel). These purchases totaled $649,000 in 1999, $870,000 in 2000 and $1,127,000 in
2001. Our capital expenditures in 2000 and 2001 were spent primarily for the procurement of EZchip research and development hardware equipment and software tools.

         The Company does not own any real property. The Company's principal product assembly, quality control, development, marketing and administrative facilities occupy approximately 25,000 square feet of a building in Yokneam, Israel which is leased through January 2007.

         EZchip, which conducts its sales operations through two locations in the United States, leases office space in California and Massachusetts under 6-month renewable leases with two salespeople in each office.

Item 5.  Operating and Financial Review and Prospects.

         The following discussion and analysis should be read in conjunction with "Item 3. Key Information" and the Consolidated Financial Statements and notes thereto included herein.

General

         We design, develop, manufacture, market and support network processors, which constitute a mature evolution of the processor components of our legacy LAN and WAN products, through our subsidiary, EZchip. For the past year and a half, we have carried out plans to focus on the network processor market, including the cessation of our investment in research and development for LAN switching products and, more recently, the closure of the operations of our Internet applications business segment principally comprised of the operations of NetGuard and, prior to that also included NetXchange. Our resources are now focused exclusively in EZchip Technologies. Due to this shift in focus, our sales, which until 2002 were comprised solely of our legacy LanOptics and NetGuard products, have decreased significantly since fiscal year 1999.

         We maintain our accounts in U.S. dollars. Because the U.S. dollar is the currency of the primary economic environment in which our operations are conducted. The majority of sales are made outside of Israel in U.S. dollars and the majority of purchases of materials and components are invoiced and paid in U.S. dollars. In addition, a majority of other expenses, principally marketing expenses, are incurred outside Israel in U.S. dollars or paid in U.S. dollars. See Note 2b to our Consolidated Financial Statements.

Critical Accounting Policies

         The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

         Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Prepaid development and production costs

         Prepaid development and production costs resulted from an agreement signed between EZchip and IBM. According to the agreement, EZchip issued to IBM fully vested Ordinary Shares, in consideration for the development by IBM of unique semiconductor communications cores and technologies and production of specialized high-performance embedded DRAM cores, which meet the rigorous requirements of EZchip's 10-Gigabit wire-speed processing.

         Development costs are amortized according to specific milestones determined in the agreement, which we believe appropriately reflects the economic usage of the capitalized asset. Production costs will be included in cost of sales based on quantities produced.

Results of Operations

         The following table sets forth for the periods indicated certain financial data as a percentage of sales:

------------------------------------------------------------------------------------------------------
                                                       Year ended December 31,
------------------------------------------------------------------------------------------------------
                                       1997           1998          1999        2000           2001
------------------------------------------------------------------------------------------------------

Sales                                 100.0%       100.0%        100.0%        100.0%        100.0%
------------------------------------------------------------------------------------------------------
Cost of sales                          60.4%        63.4%        102.8%         52.8%         72.4%
------------------------------------------------------------------------------------------------------
Gross Profit                           39.6%        36.6%         (2.8%)        47.2%         27.6%
------------------------------------------------------------------------------------------------------
Research and Development costs, net:   16.4%        33.9%         23.6%        136.3%        513.1%
------------------------------------------------------------------------------------------------------
Selling, general and
Administrative expenses                61.1%        64.9%         23.2%         51.4%         174.6%
------------------------------------------------------------------------------------------------------
Restructuring income                    -            -             -             -            23.9%
------------------------------------------------------------------------------------------------------
Special charges                         -           18.0%          3.2%          -               -
------------------------------------------------------------------------------------------------------
Operating loss                        (40.8%)      (80.2)%)      (52.8%)      (140.5%)      (636.1%)
------------------------------------------------------------------------------------------------------
Financial income, net                   4.0%         4.0%          7.8%         22.5%         98.5%
------------------------------------------------------------------------------------------------------
Other income (expense), net            (0.1%)        -                         (14.4%)        56.2%
------------------------------------------------------------------------------------------------------
Income (loss) From Discontinued
Operations                              8.6%       (27.2%)       (51%)        (193.7%)        15.3%
------------------------------------------------------------------------------------------------------
Minority interest in earnings          (0.8%)        1.1%          0.3%         93.6%        490.4%
------------------------------------------------------------------------------------------------------
Net Income (loss)                     (20.2%)     (102.3%)       (95.7%)      (204.5%)        24.1%
------------------------------------------------------------------------------------------------------


Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

         Sales. Sales decreased by $1.8 million or 55% to $1.4 million in 2001 from $3.2 million in 2000. This decrease is attributable to the restructuring that took place in the Company since mid-1999, in which we evolved our focus to the network processors market (EZchip) from our legacy product lines (LanOptics and NetGuard).

         Cost of Sales. Cost of sales decreased by $0.7 million or 38% to $1.0 million in 2001 (72% of sales), from $1.7 million in 2000 (53% of sales). The decrease in Cost of Sales is mainly the result of the drop in Sales, which was partially offset by a relatively higher composition of fixed cost components in the total Cost of Sales in 2001.

         Gross Profit. Gross Profit decreased by $1.1 million or 74% to $0.4 million in 2001 (28% of sales), from gross profit of $1.5 million in 2000 (47% of sales). This decrease was mostly attributable to the drop in Sales which took place in 2001, in addition to a relatively higher composition of fixed cost components in total Cost of Sales in 2001.

         Net Research and Development Cost. Research and Development Cost consists mainly of the salary and benefits of engineers. Reported figures in 2000 and 2001 consist entirely of EZchip research and development costs. Reported figures in 1999 consist of LanOptics and EZchip research and development costs. Net expenses increased by $3.0 million or 69% to $7.4 million in 2001 (513% of sales) from $4.4 million in 2000 (136% of sales). This increase was due to the increased investment in research and development by EZchip, and consists primarily of additional research and development personnel. The increase in costs as a percentage of revenues is also a result of the drop in Sales.

         Selling, General and Administrative Expenses. Selling, General and Administrative Expenses consist primarily of salaries, advertising expenses, participation in trade shows and collateral materials. These expenses increased by $0.8 million or 52% to $2.5 million in 2001 (175% of sales) from $1.7 million in 2000 (51% of sales). This increase was mainly due to the increased investment in sales and marketing by EZchip. The increase in costs as a percentage of revenues is also a result of the decline in Sales.

         Net Financial Income. Financial Income reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. Net Financial Income increased by $0.7 million or 97% to $1.4 million in 2001 (98% of sales) from $0.73 million in 2000 (23% of sales). This increase is attributable to the interest received on the funds raised by EZchip in November 2000. The increase in costs as a percentage of revenues is also a result of the decline in Sales. Net Financial Income consisted of interest and foreign exchange income of $1.44 million that was partially offset by financial expenses of $0.02 million in interest, bank charges and losses arising from foreign currency exchange rate fluctuations. In 2000 we had $0.73 million in Net Financial Income, consisting of interest and foreign exchange income of $0.83 million that was partially offset by $0.10 million of interest, bank charges and losses arising from foreign currency exchange rate fluctuations.

         Minority Interest in Loss. Minority Interest in Loss of $7.1 million primarily reflects the share of the minority shareholders in EZchip's loss for 2001. In 2000 Minority Interest in Loss was $3.0 million. Losses are allocated among the various classes and series of EZchip shares according to their respective ownership level, as determined by liquidation preference. The increase in Minority Interest in Loss is a result of increased losses in EZchip, in addition to a higher participation rate in losses of the minority in 2001 compared to 2000.

         Discontinued Operations. Income (Loss) from Discontinued Operations reflects the income (loss) resulting from NetGuard's operations. This loss decreased by $6.5 million, or 103%, to a profit of $0.2 million in 2001, from a loss of $6.3 million in 2000.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

         Sales. Sales decreased by $4.6 million or 59% to $3.2 million in 2000 from $7.8 million in 1999. This decrease is attributable to the declining markets for our legacy products (Token Ring Hubs).

         Cost of Sales. Cost of Sales decreased by $6.3 million or 79% to $1.7 million in 2000 (53% of sales), from $8.0 million in 1999 (103% of sales, including an inventory write down of $3.0 million). Excluding inventory write-offs, the decrease in Cost of Sales is mainly the result of the decline in Sales.

         Gross Profit. Gross Profit increased by $1.7 million or 113% to $1.5 million in 2000 (47% of sales) from gross loss of ($0.2) million in 1999. This increase was mostly attributable to an inventory write down that took place in 1999

         Net Research and Development Costs. Research and Development Costs consist mainly of the salary and benefits of engineers. Reported figures in 2000 consist entirely of EZchip research and development costs. Reported figures in 1999 consist of LanOptics research and development costs, which partially included the costs of EZchip before it was incorporated as a subsidiary. Net expenses increased by $2.6 million or 144% to $4.4 million in 2000 (136% of sales), from $1.8 million in 1999 (24% of sales). This increase was due to the increased investment in research and development by EZchip. The increase in costs as a percentage of revenues is also a result of the decline in Sales.

         Selling, General and Administrative Expenses. Selling, General and Administrative Expenses consist primarily of advertising expenses, participation in trade shows and collateral materials. These expenses decreased by $0.1 million or 8.4% to $1.7 million in 2000 (51.4% of sales) from $1.8 million in 1999 (23% of sales).

         Net Financial Income. Financial Income reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. Net Financial Income increased by $0.12 million or 19% to $0.73 million in 2000 (23% of sales) from $0.61 million in 1999 (8% of sales). This increase is attributable to the funds raised by EZchip in November 2000. The increase in costs as a percentage of revenues is also a result of the decline in Sales. Net Financial Income consisted of interest and foreign exchange income of $0.83 million that was partially offset by financial expenses of $0.10 million in interest, bank charges and losses arising from foreign currency exchange rate fluctuations. In 1999 we had $0.61 million in Net Financial Income, consisting of interest and foreign exchange income of $0.74 million that was partially offset by $0.13 million of interest, bank charges and losses arising from foreign currency exchange rate fluctuations.

         Minority Interest in Loss. Minority Interest in Loss of subsidiaries of $3.0 million primarily reflects the share in the loss for 2000 of EZchip's minority shareholders. Losses are allocated among the various classes and series of EZchip shares according to their respective ownership level, as determined by liquidation preference. In 1999 Minority Interest in Loss was $24,000 and was attributed to the minority shareholders of NetGuard.

         Discontinued Operations. Loss from Discontinued Operations of a segment of a business reflects the losses resulting from NetGuard's operations. This loss increased by $2.3 million, or 57%, to $6.3 million in 2000, from a loss of $4 million in 1999.

Differences Between US and Israeli GAAP

         The consolidated financial statements of LanOptics conform with accounting principles generally accepted in Israel (Israeli GAAP), which differ in certain material respects from those followed in the United States (US GAAP). The main differences relate to the accounting for Preferred Shares of a subsidiary and gains from the issuance of a subsidiary's Ordinary Shares to a third party. As a result, losses for the year ended December 31, 2001, and deficiency in shareholders' equity as of that date in accordance with US GAAP were $7,570,000 and $4,361,000, respectively, as compared with net income and shareholders' equity in accordance with Israeli GAAP, of $350,000 and $5,522,000, respectively. See Note 16 of Notes to the Consolidated Financial Statements.

Liquidity and Capital Resources

         The Company has satisfied its financial requirements primarily through equity investments, funds provided by operations and, more historically, through research and development grants. As stated above under "Item 4. Information on the Company-Research and Product Development," EZchip's research and development has not been funded by Israel's Office of Chief Scientist, but rather has been funded through the proceeds of third party investment, combined with contributions by LanOptics. The third party financing for EZchip was received in 2000, when we conducted two rounds of financing for EZchip, raising $25.2 million through the private placement of EZchip's Preferred Shares. The amount of investments by third parties was recorded as Preferred Shares of a subsidiary in the financial statements. In addition, LanOptics made a $2 million investment in EZchip during 2000. No new external financing was received in 2001, and our operating activity was funded mainly by cash reserves.

         Our working capital at December 31, 2001 decreased to $18.5 million from $24.9 million at December 31, 2000. This decrease is attributed to the operational losses during 2001.

         We believe that our unused cash and short-term deposit balances will provide sufficient cash resources to finance our operations at least through the end of the second quarter of 2003. However, if we grow more rapidly than currently anticipated, it is possible that we would require additional funds before the end of such period.

Impact of Exchange Rate Fluctuations on Monetary Assets and Liabilities

         The relationship between our monetary assets and liabilities in a particular currency affects our financial results. For example, if we have monetary assets denominated in a particular foreign currency (such as accounts receivable denominated in ECUs) and do not use financial instruments to guard against currency fluctuations, then we would report financial expense to the extent that the currency is devalued against the U.S. dollar. The caption "Financial income (expenses), net" in our Financial Statements includes the impact of these factors as well as traditional interest income or expense. See
Note 13b to the Company's Financial Statements.

Effective Corporate Tax Rate

         Because we have elected to participate in the alternative benefits program for our current Approved Enterprise, the income derived from that enterprise will be exempt from Israeli taxes on corporate income during certain benefit periods, except to the extent that dividends are distributed. The period of tax benefit for EZchip's Approved Enterprise expires in 2012. Certain investment income derived by EZchip from investments may not be regarded by the Israeli tax authorities as income from its Approved Enterprise and consequently may be taxed at full rates in Israel. For the Company's effective corporate tax rate, see Note 11e of Notes to the Consolidated Financial Statements.

Item 6.  Directors, Senior Management and Employees.

         Set forth below are the names of all directors and executive officers of the Company and all persons chosen to become directors or executive officers, all positions and offices with the Company held by each such person, his term of office as director and/or as executive officer and the period during which he has served as such.

Directors

         The following individuals served on our Board of Directors during the year ended December 31, 2001:

         Dr. Meir D. Burstin is Chairman of the Board of Directors of the Company as well as the Chairman of the Board of Directors of its subsidiary EZchip. Dr. Burstin is the Chairman and founder of ART, Advanced Recognition Technologies Inc., a leader of embedded speech and handwriting recognition. Dr. Burstin was a founder and chairman of the Board of Ornet, a data switching company founded in 1996 and acquired by Siemens two years later. Dr. Burstin was a director of several other high-tech start up companies and the Chairman of the Jerusalem software greenhouse. Previously, in 1969, Dr. Burstin was a founder of Advanced Technology Ltd. (ATL), one of Israel's largest software companies, and served as its president until 1982. From 1982 to 1984 Dr. Burstin was a Visiting Scholar at the Computer Science Department at UCLA and Vice President, Technologies of Tadiran US. In this position he was in charge of the acquisition of technologies and technology companies for Tadiran. Upon his return to Israel in 1984 he became a Corporate Vice President of Tadiran Ltd., then one of Israel's largest electronics companies, and President of Tadiran's Systems Division. In 1986 he also became President of Elisra Systems, an electronic warfare company acquired by Tadiran, and organized the acquisition. In addition, Dr. Burstin served as a Chairman or Director of several Tadiran subsidiaries including ATL (software), Contahal (software), Mazlat (mini RPV) and Simtech (simulation systems). Dr. Burstin holds a PhD in Information Systems from Tel Aviv University. He received B.Sc. degrees in Physics and Mathematics and a M.Sc. degree in Physics from the Hebrew University in Jerusalem.

         Eli Fruchter is the President and Chief Executive Officer of the Company's subsidiary EZchip, a position that he has held since EZchip's inception, and has been a Director of the Company since its inception. He served as General Manager of the Company from its inception until May 1999, and as President, Chief Executive Officer and General Manager of the Company from May 1999 through September 1999. From March 1995 until September 1999 he was the Chairman of the Board of Directors of the Company. Mr. Fruchter was among the founders of Adacom Technologies Ltd., a manufacturer of data communications products for the IBM 3270 environment. From April 1985 until December 1987 he served as a research and development manager at Adacom, and from January 1988 until November 1989 he was the Manager of Adacom's Marketing Department. Before helping to found Adacom in 1985, Mr. Fruchter was Manager - Research and Development Group of Fibronics Ltd., a manufacturer of data communications and fiberoptics systems. Mr. Fruchter holds a B. Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

         Benjamin (Benny) D. Gaon has been a Director of the Company since 1995. Mr. Gaon is President and Chairman of Israel-registered B. Gaon Holdings Ltd., whose activities encompass four main sectors: financial and other services; hi-tech and communications; agro-industries; and wholesale and retail. Previously, Mr. Gaon served as President and CEO of Koor Industries Ltd., Israel's largest industrial enterprise. Mr. Gaon is an active Chairman and Board member of various companies in Israel, including Alrov (Israel) Ltd, Or-Alon Ltd., MG/CAIB Future Markets Ltd., Gaon Assets Management (1999) Ltd., Hamashbir Fashion Warehouse Ltd., Hamashbir Holdings Ltd., B. Gaon Holdings Ltd., Or Assaf Investments Ltd., Business Channel (T.T.V.) Ltd., Genius Technologies Internet (1999) Ltd., B. Gaon Investments (1998) Ltd., Gaon Agro Industries Ltd., Menorah Gaon Investment Company Ltd., Menora Gaon Capital Markets Ltd., B. Gaon Productions Ltd. and Alon Technology Ventures Ltd. He was the Chairman of the Board of Co-Op Blue Square Consumers' Cooperative Society Ltd. and of Delek Israel Fuel Corporation Ltd. Among his other public positions, Mr. Gaon serves as Chairman of the Israel-Jordan Chamber of Commerce and as President of Israel Cancer Association. He also serves on the Board of Trustees of the Hebrew University of Jerusalem and of Tel-Aviv University.

         Zvi Zur has been a Director of the Company since February 1993. Mr. Zur was Chairman of Carmel Olefins Ltd. and Chairman of Israel Petrochemicals Ltd. until March 2000. He is a Lieutenant General (res.) in the Israel Defense Forces, in which he served between 1948 and 1963, and was Chief of the General Staff of the Israel Defense Forces between 1961 and 1963. Between 1963 and 1967 Mr. Zur was the Managing Director of Mekoroth Water Company and between 1967 and 1974 he served as Assistant Minister of Defense. Mr. Zur was Managing Director of Clal Industries Ltd., and subsequently Vice President of Clal (Israel) Ltd., between 1974 and 1985. During this period he also served on the Boards of Directors of various subsidiaries of Clal, and was Chairman of the Board of ECI Telecom Ltd. Between 1986 and 1987 Mr. Zur was Chairman of the Board of Directors of Bezeq - The Israel Telecommunication Corp. Ltd. Between 1987 and 1992 he was the Deputy and Acting Chairman of The Israel Corporation, and Chairman of the Board of Directors of Zim Israel Navigation Co. Ltd. Between 1993 and 1996, Mr. Zur was Chairman of Israel Aircraft Industries Ltd. Mr. Zur is also a member of the Board of Directors of Israel General Bank Ltd.

         Dr. Ran Giladi is President and Chief Executive Officer of InfoCyclone Inc., a company he co-founded in September 2000, which produces storage appliances for owners of massively accessed repositories. Dr. Giladi was previously the founder and Head of the Department of Communication Systems Engineering at Ben-Gurion University of the Negev, Beer Sheva from1992 until
2000). Prior to his position at Ben-Gurion University he taught at the Business School and at the Electrical Engineering Department of Tel-Aviv University from 1987 until 1993. Dr. Giladi co-founded Ramir Ltd., which was later acquired by Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986. Dr. Giladi also founded the Israeli Consortia for research on network management systems (NMS), and served as the Chairman of the Consortia Board of Directors. His research interests include computer and communications systems performance, data networks and communications, and network management systems. Dr. Giladi received a B.A. in Physics and an M.Sc. in Biomedical Engineering from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

         Yaacov Koren serves as a Director nominated by Comsor Venture Fund LDC, an investor in the company. Mr. Koren is the Managing Director of Comverse Investments Ltd., the investment division of Comverse Technology Inc. (NASDAQ: CMVT). Additionally, Mr. Koren serves on the Boards of Directors of several other companies, primarily Comverse subsidiaries, private companies in which the Comverse group is invested and another publicly-traded company:
Ulticom, Inc. (Nasdaq: ULCM). Mr. Koren has over 20 years of experience in the investment and financial industries. Prior to joining Comverse, Mr. Koren was the Chief Executive Officer of Batucha Securities and Investments Ltd., one of the largest Israeli brokerage and portfolio management companies. Mr. Koren received his LL.B. degree from the Tel-Aviv University Law School in 1982.

         Karen Sarid is Chief Operating Officer and Chief Financial Officer of Orex Computed Radiography Ltd. (advanced radiography systems for the digital x-ray market), a position she has held since September 2000. From September 1999 until September 2000 she was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd. (software solution), a subsidiary of the Formula Group. From 1996 until August 1999 Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd. (medical lasers), a public company that is traded on NASDAQ. She was Chief Financial Officer of the Company from 1993 through 1996. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

         Michal Sultan has been a Director of the Company since July 2000. She is an Associate Vice President of Corporate Strategy and Business Development at Comverse Ltd. Previously Ms. Sultan was an investment manager with Comverse Investments Ltd., the investment division of Comverse Technology Inc. Ms. Sultan has more than nine years of experience in the investment and financial industries. Prior to joining Comverse in 1994, Mrs. Sultan was employed by United Mizrahi Bank, first as a securities analyst and later as an investment banker with United Mizrahi Bank's underwriting subsidiary. Ms. Sultan received her MBA cum laude from the Hebrew University of Jerusalem.

Senior Management

         In addition to Mr. Fruchter and Dr. Burstin, with respect to whom information is provided above under "Directors," the following are the executive officers of the Company:

         Dror Israel has been the Company's Chief Financial Officer since June 2001. Prior to that he was the Company's financial controller from January 2000 through May 2001 and a financial analyst of the Company from August 1997 through December 1999. Prior to joining LanOptics, Mr. Israel was employed by Hi Group, a holdings company, as a financial analyst. Mr. Israel holds a B.A. degree in economics from Haifa University and a MBA degree from the Technion-Israel Institute of Technology.

         There are no family relationships between any director or executive officer.

Outside and Independent Directors

         In accordance with Israel's Companies Law and the regulations promulgated under the Companies Law, the Company must have two outside directors. The outside directors must meet certain statutory requirements of independence. The term of office of an outside director is three years. An outside director can be removed from office only under very limited circumstances. Both of the outside directors must serve on the company's statutory audit committee, and at least one outside director must serve on each committee of the Board of Directors.

         There are no prescribed terms of service for the other directors of the company.

Audit Committee

         The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least two directors. The Chairman of the Board of Directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted. Benjamin D. Gaon and Zvi Zur served on the Company's Audit Committee during the year ended December 31, 2001, and are continuing to serve on the Company's Audit Committee during 2002. The Company will, at all times, have an audit committee that will satisfy both the requirements of Israeli law and of The Nasdaq Stock Market.

Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders

         The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and such person's personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his or her position as an office holder.

         Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the Board of Directors unless the Articles of Association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval. The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a five percent or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company's profitability, assets or liabilities.

         In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only Board approval is required unless the Articles of Association of the company provide otherwise. Such approval must determine that the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the Board and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such a transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An office holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the audit committee generally may not be present at this meeting or vote on this matter.

         The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the Board of Directors and the shareholders of the company. The shareholder approval must either include at least one-third of the disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

         Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

         o   any amendment to the Articles of Association;
         o   an increase of the company's authorized share capital;
         o   a merger; or
         o approval of interested party transactions that require shareholder approval.

         In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company's Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty.

Indemnification of Directors and Officers; Limitations on Liability

         Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. Our Articles of Association allow us to insure and indemnify office holders to the fullest extent permitted by law provided such insurance or indemnification is approved by the audit committee. The Company has acquired directors' and officers' liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims.

         The documents concerning the Company which are referred to in this report are available for review, subject to applicable restrictions, at the Company's principal executive offices.

Compensation of Directors and Officers:

         The aggregate amount of compensation paid by the Company during 2001 to all its directors and officers as a group (6 persons) for services in all capacities was approximately $384,000.

         The aggregate amount set aside or accrued by the Company during 2001 to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company, was approximately $34,000.

Employees:

         On June 15, 2002, the Company had 88 employees: 4 LanOptics employees, and 84 EZchip employees. Four of EZchip's employees are in the U.S., involved in sales and marketing. Sixty-seven of EZchip's employees are engaged in research and development. The Company believes that it has good relations with its employees and has never experienced a labor dispute, strike or work stoppage.

-------------------------------------- --------------------------
                                       As of December 31st,
-------------------------------------- --------- ------- --------
                                        1999      2000    2001
-------------------------------------- --------- ------- --------
LanOptics employees                      22        18       9
-------------------------------------- --------- ------- --------
EZchip employees                         20        60      84
-------------------------------------- --------- ------- --------
NetGuard employees                       63        47      --
-------------------------------------- --------- ------- --------
Total employees                         105       125      93
-------------------------------------- --------- ------- --------

         Israeli labor laws are applicable to the Company's employees in Israel. Such laws principally concern the length of the workday and the workweek, minimum wages for workers, minimum annual leave, insurance for work-related accidents, procedures for dismissing employees and determination of severance pay. Israeli employers are also required to make payments to Israel's National Insurance Institute with respect to employees. In addition, certain provisions of the collective bargaining agreements between the "Histadrut" (Israel's General Federation of Labor) and the Israeli Coordinating Bureau of Economic Organization apply to the Company's employees in Israel pursuant to Inclusion Orders issued with respect thereto. According to such Inclusion Orders, all Israeli employers are required to provide certain escalations of the wages in relation to the increases in the CPI as well as to provide minimum annual payments so as to cover vacation expenses. All of the Company's employees are covered by comprehensive life and pension insurance policies.

Share Ownership:

         To the best knowledge of the Company, no officer or director, other than Messrs. Fruchter and Burstin, for whom we provide information below, beneficially owns 1% or more of the outstanding Ordinary Shares. For information regarding options held by officers and directors of the Company, see "Options to Purchase Securities" below.

Options to Purchase Securities:

LanOptics Plan

         Since 1993, the Company has granted options to purchase Ordinary Shares to key employees, directors and shareholders pursuant to the LanOptics 1992 Stock Option Plan as an incentive to attract and retain qualified personnel. Under the terms of these grants, options, generally, become exercisable ratably over a four-year period commencing with the date of grant. The options generally expire no later than six years from the date of the grant, and are non-transferable, except under the laws of succession.

         On December 13, 1998, the Company approved the re-pricing of all outstanding options (435,375 options) to $2.50 per share (the market price on the approval date was $ 1.19 per Ordinary Share), except for 12,000 options for which the exercise price remained $5.00 per share.

         As of June 15, 2002, there were outstanding options to purchase 258,739 Ordinary Shares. Of these options, 243,239 options were exercisable at exercise prices ranging from $2.50 to $6.00 per share. The number of options held by directors and officers of the Company as a group was 221,489, including options to purchase 194,739 Ordinary Shares held by Mr. Burstin.

EZchip Plan

         Since 2000, EZchip has granted options to purchase its ordinary shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the "2000 Section 102 Share Option Plan" and the "2001 U.S. Stock Option Plan"), as an incentive to attract and retain qualified personnel. Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant. The options generally expire 7 -10 years from the date of the grant, and are non-transferable, except under the laws of succession.

         As of June 15, 2002, there were outstanding options to purchase ordinary shares of EZchip representing approximately 12.6% of the share capital of EZchip on an as converted and fully diluted basis. Approximately 19.5% of these options were held by directors and officers of the Company.

         Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders:

         The following table sets forth certain information as of June 15, 2002 concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares, and
(ii) the number of Ordinary Shares beneficially owned by all Directors and executive officers as a group:

---------------------------------------------------------------- ------------------------- -------------
Name                                                               Number of Shares(1)       Percent
---------------------------------------------------------------- ------------------------- -------------
Hanina Brandes(2) .............................................          564,017                7.72%
Eli Fruchter(2) ...............................................          610,596                8.36%
Comverse Parties(2)(3)(4)  ....................................          795,285               10.89%
     ComSor Venture Fund LDC(2)(3) ............................          636,485                8.71%
     Comverse Technology, Inc.(2)(3) ..........................          152,300                2.08%
     CTI Capital Corp.(2)(3) ..................................            6,500                0.09%
All Directors and executive officers as a group (3 persons)(5).          819,085               10.90%

(1)      The number of Ordinary Shares beneficially owned includes the shares issuable pursuant to stock options that are exercisable within 60 days of June 15, 2002. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.

(2)      Prior to March 31, 2002, the Comverse Parties, Hanina Brandes, Eli Fruchter and certain other persons were parties to a Voting Agreement pursuant to which the parties agreed to vote in favor of a mutually agreed upon slate of nominees for Directors. On March 31, 2002, the parties agreed to terminate the
         Voting Agreement by unanimous consent. Accordingly, as of March 31, 2002, the Voting Agreement is of no
         further effect and does not bind the parties in any manner.

(3)      Comverse Technologies, Inc. owns 100% of the shares of CTI Capital Corp. CTI Capital Corp. owns 50% of the shares of ComSor Venture Fund LDC.

(4)      Share ownership data for the Comverse Parties and its members, and the nature of the ownership relations among the entities in that group, is taken from Amendment No. 4 to its Report on Schedule
         13D, dated April 26, 2002, filed by the Comverse Parties. CTI Capital Corp. or CTI, a Delaware
         corporation, and Quantum Industrial Partners LDC or QIP, a Cayman Islands limited duration company, each own 50% of the outstanding shares of ComSor Venture Fund LDC or ComSor, a Cayman Islands limited duration company. CTI may be deemed to share beneficial ownership of the Ordinary Shares held for the account of ComSor and to have sole beneficial ownership of the Ordinary Shares held for its account.
         CTI is a wholly-owned subsidiary of Comverse Technology, Inc. or Comverse, a New York corporation.
         Comverse may be deemed to share beneficial ownership of ComSor's Ordinary Shares and to have sole beneficial ownership of CTI's Ordinary Shares and the Ordinary Shares held for its account. QIH
         Management Investor, L.P. or QIHMI is a minority shareholder of and (pursuant to the constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of QIP. QIH Management, Inc. or QIH Management, is the sole general partner of QIHMI. Mr.
         George Soros, the sole shareholder of QIH Management, has entered into an agreement with Soros Fund
         Management LLC, pursuant to which Mr. Soros has agreed to use his best efforts to cause QIH Management to act at the direction of Soros Fund Management . Each of QIP, QIHMI, QIH Management, Soros Fund
         Management and Mr. Soros may be deemed to share beneficial ownership of ComSor's Ordinary Shares and disclaim beneficial ownership of any Ordinary Shares other than ComSor's Ordinary Shares.

(5)      As of June 15, 2002, all Directors and executive officers as a group (3 persons) held vested options exercisable into 208,489 Ordinary Shares at exercise prices ranging from $2.50 to $6.00. These options expire between 2002 and 2006.

Related Party Transactions:

         The following summarizes the Company's transactions with affiliates:

                                                                       Year ended December 31.
                                                              ----------------------------------
                                                              1999         2000            2001
                                                              ----         ----            ----
                                                                      (in thousands)

Legal expenses paid to a law firm in which one of the        $67.0        $148.0          $119.0
Company's principal shareholders, Mr. Hanina Brandes,
is a senior partner.



         Item 8. Financial Information.

         The financial statements included under "Item 18. Financial Statements and Exhibits" are incorporated herein by reference.

         The Financial Statement Schedules listed under the Rules of the Securities and Exchange Commission but not included herein are omitted either because they are not applicable, they are not required under the provisions of Regulation S-X or the required information is included in the Consolidated Financial Statements or the related notes thereto.

Legal Proceedings:

         The Company is not a party to any litigation, other than litigation in the ordinary course of business, which in the aggregate is not material to the business of the Company, and the Company is not aware of any threatened litigation, which in the aggregate would be material to the business of the Company.

         Item 9. Listing.

Price History of the Stock and Markets

         The Company's Ordinary Shares are quoted on the Nasdaq Stock Market and on the Tel Aviv Stock Exchange under the symbol "LNOP". Set forth below are the high and low Nasdaq sales prices for the Company's Ordinary Shares for each quarterly period since January 1, 1996 and the high and low sales prices (in U.S. dollars) on the Tel Aviv Stock Exchange since April 1, 2002. Stock prices on the Tel Aviv Stock Exchange are quoted in New Israeli Shekels (NIS); the stock prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

------------------------------------------------------------------------------------------------------------
                                                   Nasdaq                     Tel Aviv Stock Exchange
------------------------------------------------------------------------------------------------------------
                                           High              Low            High              Low
------------------------------------------------------------------------------------------------------------
1997
------------------------------------------------------------------------------------------------------------
First quarter                            $ 9.250          $ 6.875
------------------------------------------------------------------------------------------------------------
Second quarter                           $ 7.125          $ 4.859
------------------------------------------------------------------------------------------------------------
Third quarter                            $ 6.625          $ 4.625
------------------------------------------------------------------------------------------------------------
Fourth quarter                           $ 6.750          $ 3.688
------------------------------------------------------------------------------------------------------------
1998
------------------------------------------------------------------------------------------------------------
First quarter                            $ 4.000          $ 2.125
------------------------------------------------------------------------------------------------------------
Second quarter                           $ 4.688          $ 2.813
------------------------------------------------------------------------------------------------------------
Third quarter                            $ 4.438          $ 2.375
------------------------------------------------------------------------------------------------------------
Fourth quarter                           $ 2.375          $ 1.000
------------------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------------------
First quarter                            $ 3.438          $ 1.750
------------------------------------------------------------------------------------------------------------
Second quarter                           $ 5.250          $ 3.375
------------------------------------------------------------------------------------------------------------
Third quarter                            $ 5.813          $ 3.813
------------------------------------------------------------------------------------------------------------
Fourth quarter                           $ 7.188          $ 3.875
------------------------------------------------------------------------------------------------------------
2000
------------------------------------------------------------------------------------------------------------
First quarter                           $ 43.750          $ 5.500
------------------------------------------------------------------------------------------------------------
Second quarter                          $ 20.688          $ 5.625
------------------------------------------------------------------------------------------------------------
Third quarter                           $ 36.000          $ 10.00
------------------------------------------------------------------------------------------------------------
Fourth quarter                          $ 34.800          $ 9.600
------------------------------------------------------------------------------------------------------------
2001
------------------------------------------------------------------------------------------------------------
First quarter                           $ 19.250          $ 5.690
------------------------------------------------------------------------------------------------------------
Second quarter                          $  13.02          $35.690
------------------------------------------------------------------------------------------------------------
Third quarter                           $  9.740          $ 2.70
------------------------------------------------------------------------------------------------------------
Fourth quarter                          $  7.500          $ 2.840
------------------------------------------------------------------------------------------------------------
2002
------------------------------------------------------------------------------------------------------------
January                                 $  8.750          $ 6.070
------------------------------------------------------------------------------------------------------------
February                                $ 11.780          $ 7.400
------------------------------------------------------------------------------------------------------------
March                                   $ 14.000          $10.000
------------------------------------------------------------------------------------------------------------
April                                   $ 16.450          $ 7.750            $ 14.86            $ 8.99
------------------------------------------------------------------------------------------------------------
May                                     $ 13.600          $10.000            $ 12.20            $10.09
------------------------------------------------------------------------------------------------------------
June, as of June 15th.                  $ 10.90           $ 8.10             $ 10.11            $ 8.84
------------------------------------------------------------------------------------------------------------


Item 10.  Additional Information.

Memorandum and Articles of Association

Objects and Purposes of the Company

         We are registered under the Israel Companies Law as a public company with the name LanOptics Ltd. and registration number 52-003806-8. The objective stated in our articles of association is to engage in any lawful activity.

Powers of the Directors

         Pursuant to the Israel Companies Law and our articles of association, a director is not permitted to participate in the discussion of, or to vote on, a proposal, arrangement or contract in which he or she has a personal interest. Also, the directors may not vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth above in "Item 6. Directors, Senior Management and Employees; Directors and Senior Management; Approval of Certain Transactions". The power of our directors to enter into borrowing arrangements on our behalf is limited to the same extent as any other transaction by us.

Rights Attached to Ordinary Shares

         Our authorized share capital consists of 10,000,000 Ordinary Shares, par value NIS 0.02 per share, and 1,000 Deferred Shares, par value NIS 1 per share. Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. Holders of Deferred Shares have no rights, other than the right to receive the par value of their shares in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. All outstanding Ordinary Shares are validly issued and fully paid.

Transfer of Shares and Notices

         Fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association unless the transfer is restricted or prohibited by another instrument. Under Israeli law and our Articles of Association, each shareholder of record is entitled to receive at least 21 days' prior notice of any shareholders' meeting.

Dividend and Liquidation Rights

         We may declare a dividend to be paid to the holders of Ordinary Shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of Ordinary Shares and Deferred Shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Pursuant to Israel's securities laws, a company registering its shares for trade on the TASE may not have more than one class of shares for a period of one year following registration, after which it is permitted to issue preference shares. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company's Articles of Association require otherwise. Our Articles of Association provide that the board of directors may declare and distribute dividends without the approval of the shareholders.

Annual and Extraordinary General Meetings

         We must hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days' prior notice to our shareholders. A special meeting may be convened by request of two directors or by written request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the Board must convene a special meeting and send out notices setting forth the date, time and place of the meeting. Such notice must be given at least 21 days but not more than 40 days prior to the special meeting.

         The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 50% of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Voting Rights

         Our Ordinary Shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, except the outside directors whose election requires a special majority as described under the section entitled "Item 6. Directors, Senior Management and Employees; Outside and Independent Directors."

         Holders of ordinary shares have. one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

         Under the Companies Law, all shareholders' meetings require prior notice of at least 21 days. Our Articles of Association provide that most decisions may be made by a simple majority, although certain resolutions, referred to as special resolutions (for example, changes to the Articles of Association) require approval of at least 75% of the shares present and voting on the matter. See "Item 6. Directors, Senior Management and Employees; Directors and Senior Management; Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders" above for certain duties of shareholders towards the company.

Limitations on the Rights to Own Securities

         The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except that nationals of countries which are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares.

Anti-Takeover Provisions under Israeli Law

         The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 25% of the voting rights in the company. This rule does not apply if there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless there is a shareholder with 50% or more of the voting rights in the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

         o there is a limitation on acquisition of any level of control of the company; or

         o the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

Finally, in general, Israeli tax law treats stock-for-stock acquisitions less favorably than does U.S. tax law. Israeli tax law has been amended to provide for tax deferral in specified acquisitions, including transactions where the consideration for the sale of shares is the receipt of shares of the acquiring company. Nevertheless, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid.

Exchange Controls:

         Non-residents of Israel who purchase our Ordinary Shares may freely convert all amounts received in Israeli currency in respect of such Ordinary Shares, whether as a dividend, as a liquidating distribution or as proceeds from the sale of the Ordinary Shares, into freely-repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld). Israeli residents are also eligible to purchase Ordinary Shares.

         Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions affected our operations in various ways, and also affected the right of non-residents of Israel to convert into foreign currency amounts they received in Israeli currency, such as the proceeds of a judgment enforced in Israel. Despite these restrictions, foreign investors who purchased shares with foreign currency were able to repatriate in foreign currency both dividends, after deduction of withholding tax, and the proceeds from the sale of the Ordinary Shares. In May 1998, the Israeli currency control regulations were significantly liberalized, and as a result residents of Israel generally may deal freely in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on the Ordinary Shares or the proceeds from the sale of the Ordinary Shares. Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

Exchange Rates

         On December 31, 2001, the representative exchange rate between the NIS and the U.S. dollar as published by the Bank of Israel was NIS 4.416 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative U.S. dollar exchange rate for NIS as published by the Bank of Israel for the years ended December 31, 1994 through 2001, and through June 15, 2002.

-------------------------------------------------------------------------------
                            At End          Average
                            Of Period       Rate(1)        High          Low
-------------------------------------------------------------------------------
                            (NIS per $1.00)
-------------------------------------------------------------------------------
 1994                       3.02            3.01           3.06          2.96
-------------------------------------------------------------------------------
 1995                       3.14            3.08           3.18          2.90
-------------------------------------------------------------------------------
 1996                       3.25            3.19           3.30          3.08
-------------------------------------------------------------------------------
 1997                       3.54            3.45           3.59          3.24
-------------------------------------------------------------------------------
 1998                       4.16            3.79           4.37          3.55
-------------------------------------------------------------------------------
 1999                       4.15            4.14           4.26          4.04
-------------------------------------------------------------------------------
 2000                       4.04            4.07           4.19          3.96
-------------------------------------------------------------------------------
 2001                       4.416           4.203          4.416         4.067
-------------------------------------------------------------------------------
 2002:
-------------------------------------------------------------------------------
 January                    4.602           4.537          4.637         4.437
-------------------------------------------------------------------------------
 February                   4.623           4.662          4.744         4.588
-------------------------------------------------------------------------------
 March                      4.668           4.664          4.716         4.622
-------------------------------------------------------------------------------
 April                      4.893           4.806          4.904         4.740
-------------------------------------------------------------------------------
 May                        4.916           4.894          4.968         4.829
-------------------------------------------------------------------------------
 June, as of June 15        4.954           4.966          4.994         4.928
-------------------------------------------------------------------------------

(1)  The average of the daily exchange rates during the year/month.

Taxation:

Israeli Tax Considerations

         The following contains a discussion of certain Israeli tax consequences to U.S. holders as defined below under "U.S. Federal Income Tax Considerations" of Ordinary Shares. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative relevant interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities. This discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

         In recent years there have been several attempts to implement major reforms in the Israeli system of taxation. These attempts have been unsuccessful. On February 26, 2002 the Israeli Minister of Finance appointed a new committee to recommend tax reforms. This committee submitted its report in June 2002. The report recommends sweeping changes in taxation of individuals and companies. We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

         Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The basic rate applicable to corporations is currently 36%. The maximum tax rate for individuals is 50%, but as explained below the actual rate may be lower on the sale of securities that are listed on an approved foreign securities market such as Nasdaq (35%) or on the sale of securities of an industrial company that are listed on an approved foreign securities market such as Nasdaq (exempt from tax). These rates are subject to the provisions of any applicable bilateral double taxation treaty, including the double taxation treaty between the United States and Israel discussed below.

         Under existing regulations any capital gain realized by an individual shareholder with respect to ordinary shares acquired on or after the initial public offering of the shares will be subject to Israeli capital gains tax at the reduced rate of 35% if the ordinary shares are listed on an approved foreign securities market such as Nasdaq, provided that the individual is not engaged in the business of trading in securities. There will be a complete exemption from Israeli capital gains tax if these conditions are satisfied and in addition LanOptics continues to qualify as an industrial company under Israeli law. We believe that we may not be classified as an industrial company beginning in 2002. Another exemption may be available, however, because our shares are dual listed on the Tel-Aviv Stock Exchange. Shareholders are advised to consult their tax advisors regarding the availability of this exemption.

         Under the tax treaty between the United States and Israel (the "Treaty"), effective since January 1, 1995, gain recognized on the sale or other disposition of Ordinary Shares by a U.S. Holder who owned, directly or indirectly, less than 10% of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition will be subject to tax only in the United States and not in Israel.

         Individuals who are non-residents of Israel are subject to income tax on ordinary income derived from sources in Israel, or received in Israel. Such sources of income include passive income such as dividends, royalties and interests as well as non-passive income from business conducted in Israel. Upon a distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25%, with a rate of 15% for dividends generated by an approved enterprise, unless a double taxation treaty is in effect between Israel and the shareholder's country of residence that provides for a lower tax rate in Israel on dividends. Dividend distributions by an Israeli corporation to another Israeli corporation out of regular earnings are generally not subject to taxation.

         The Treaty provides for a maximum tax of 25% on dividends paid to a resident of the United States, as defined in the Treaty. The Treaty further provides for a tax of 12.5% on dividends paid by a company that does not have an approved enterprise during the applicable period. Dividends paid by us to U.S. Holders have qualified for this 12.5% rate during the preceding year and the year to date.

         Residents of the United States generally will have withholding tax in Israel deducted at the source. They may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules and limitations contained in the Treaty and in U.S. tax legislation. See "U.S. Federal Income Tax Considerations, Taxation of U.S. Holders." A non-resident of Israel who has had dividend income derived in Israel from which tax was withheld at the source is currently exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non-resident and that such non-resident does not derive other non-passive income from sources in Israel.

U.S. Federal Income Tax Considerations

Taxation of U.S. Holders

         The following summary describes the material United States federal income tax consequences to U.S. Holders (as defined below) of an investment in the Company's Ordinary Shares. This summary does not, however, purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire, hold or dispose of Ordinary Shares. The summary applies only to U.S. Holders that will hold the Ordinary Shares as capital assets and does not address special classes of holders, such as dealers in securities, insurance companies, tax-exempt organizations, financial institutions, persons that will hold Ordinary Shares as a part of an integrated investment (including a "straddle") comprised of Ordinary Shares and one or more other positions, holders whose "functional currency" is not the U.S. dollar, or holders that own 10% or more of the voting shares of the Company.

         In general, a "U.S. Holder" is any holder of Ordinary Shares who or which is (i) a citizen or resident of the United States, (ii) a corporation or another entity taxable as a corporation, created or organized in the United States or under the laws of the United States or any state or possession thereof, (iii) an estate the income of which is included in gross income for United States federal income tax purposes, regardless of source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

         Distributions. In general, for U.S. federal income tax purposes, distributions paid by the Company, if any, in respect of the Ordinary Shares to a U.S. Holder will, to the extent of the Company's current and accumulated earnings and profits, so determined under U.S. tax principles be treated as dividends, then as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in the Ordinary Shares, and thereafter, as gain from the sale of a capital asset.

         The gross amount of any dividend includable in income shall include the Israeli tax withheld at source as described above under "Israeli Tax Considerations". Dividends paid in NIS will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the spot rate in effect on the day of the distribution. Unless such payments are converted into U.S. dollars on that day, the U.S. Holder generally could recognize foreign currency gain or loss upon the subsequent disposition of the NIS.

         Dividends received by a U.S. Holder will generally be treated as foreign source "passive income" or, with respect to certain holders, "financial services income" for foreign tax credit purposes. In general, a U.S. Holder may elect for each taxable year to claim a deduction or, subject to certain limitations, a credit in computing its U.S. tax liability with respect to Israeli taxes withheld. Dividends received by a U.S. Holder that is a corporation generally will not qualify for dividends received deduction.

         Dispositions. Upon the sale or exchange of Ordinary Shares a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's adjusted tax basis in the Ordinary Shares. Such gain or loss will be capital gain or loss if the Ordinary Shares are held as capital assets in the hands of the U.S. Holder and will be long term capital gain or loss if the Ordinary Shares were held for more than one year at the day of the sale or exchange. Gain recognized on the sale or other disposition of Ordinary Shares by a U.S. Holder who owned, directly or indirectly, 10% or more of the voting stock of the Company at all times during the 12-month period preceding such sale, exchange or other disposition, will be treated under article 4(6) of the Treaty as Israeli source income. Accordingly, if Israel were to impose tax on any such gain, the Israeli tax would generally be available as a credit for the U.S. Holder against U.S. federal income tax subject to the limitations under U.S. federal income tax law.

         Passive Foreign Investment Companies. In general, a foreign corporation will be a passive foreign investment company if either (i) 75% or more of its gross income in a taxable year is passive income; or (ii) 50% or more of the average value of its assets in a taxable year are held for the production of, or produce, passive income. If a corporation is a passive foreign investment company, a U.S. Holder who has held its Ordinary Shares during more than one taxable year will be required to report any gain on the disposition of the Ordinary Shares of such corporation as ordinary income rather than capital gain, and to compute the tax liability on such gain, as well as on certain dividends and other distributions, as if the income had been earned ratably over each day in the U.S. Holder's holding period. Such U.S. Holder automatically will be subject to the highest ordinary income tax rate for each taxable year that the corporation was a passive foreign investment company in which the items were treated as having been earned regardless of the rate otherwise applicable to the shareholder during such taxable year. In addition, the taxes attributable to these prior years will be increased by an interest factor. Additionally, if a corporation is a passive foreign investment company, a shareholder who acquires Ordinary Shares from a decedent is denied the normally available step-up in the tax basis of such Ordinary Shares to fair market value at the date of death and instead will hold such Ordinary Shares with a tax basis equal to the decedent's basis, if lower than the fair market value.

         Status of the Company as a Passive Foreign Investment Company. Although not free from doubt, based on the Company's current and projected income, assets and activities, the Company believes that it will not be classified as a passive foreign investment company for its taxable year ending on December 31, 2001 or any subsequent taxable year. However, there can be no assurance that the Company will not in fact be considered to be a passive foreign investment company for its taxable year ending on December 31, 2001 or any other subsequent year because (i) the determination of whether or not the Company is a passive foreign investment company will be based on the composition of the income and assets of the Company and can be definitively made only after the end of each taxable year, (ii) the value of the Company's stock has been volatile historically, (iii) the Company owns substantial amount of assets such as cash and marketable securities which are considered as passive asset for purposes of the passive foreign investment company rules and (iv) the legal and financial analysis to determine whether a company is a passive foreign investment company is not entirely clear. In particular, there is no authority describing the permissible methods to determine the average value of the assets of a corporation in a particular taxable year. Therefore, there is no assurance that the Company's belief regarding its passive foreign investment company status will not be challenged by the Internal Revenue Service, or that a court will not sustain such challenge.

         We will notify U.S. Holders in the event that we conclude that we will be treated as a passive foreign investment company for any taxable year, and provide these U.S. Holders with such information as is necessary to enable these U.S. Holders to elect to treat us as a "qualified electing fund" for U.S. federal income tax purposes or to elect to "mark-to-market" the Ordinary Shares. If a U.S. Holder makes one of these two elections, distributions and gain will not be recognized ratably as ordinary income over the U.S. Holder's holding period or be subject to an interest charge as described above. Further, gain on the sale of Ordinary Shares will be characterized as capital gain and the denial of basis step-up at death described above will not apply.

         Both elections are subject to a number of specific rules and requirements, and U.S. Holders are strongly urged to consult their tax advisors concerning these elections if we become a passive foreign investment company.

Backup Withholding and Information Reporting.

         Under certain circumstances, United States information reporting and/or "backup withholding" of U.S. federal income tax on dividends on, and the proceeds of the dispositions of, the Ordinary Shares may apply to U.S. Holders. U.S. backup withholding tax will be allowed as a refund or credit against the U.S. Holder's federal income tax liability, provided that certain required information is furnished to the Internal Revenue Service.

Documents on Display

         We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. We, as a "foreign private issuer," are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in
Section 16 of the Securities Exchange Act, with respect to their purchase and sale of the Ordinary Shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we will file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

         You may read and copy any document we file with the SEC at its public reference facilities at, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional office at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

         Item 11. Quantitative and Qualitative Disclosures About Market Risk.

         The dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is partially offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the U.S. dollar. Inflation in Israel will have a negative effect on the profitability of our contracts, under which we are to receive payment in U.S. dollars or dollar-linked NIS while incurring expenses in NIS linked to the CPI, unless such inflation is offset by a devaluation of the NIS.

         Until 1997, inflation in Israel generally exceeded the devaluation of the NIS against the U.S. dollar, and we experienced increases in the dollar cost of our operations in Israel. In 1995 and 1996, the rate of inflation in Israel was 8.1% and 10.6%, respectively, and the devaluation of the NIS against the U.S. dollar was 3.9% and 3.7%, respectively. This trend was reversed during 1997, 1998 and 1999, when the rate of inflation was 7.0%, 8.6%, 1.3%, respectively, and the rate of devaluation was 8.8%, 17.6% and 2.3%, respectively. During 2000 this trend was reversed when the NIS increased at the rate of 2.7% compared to the U.S. dollar, while the inflation rate was 0%, causing us to experience increases in the dollar cost of our operations in Israel. In 2001 this trend was reversed again, with the rate of inflation at 1.4% and the rate of devaluation at 8.31%. There can be no assurance that this reversal will continue or that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind increases in inflation in Israel.

         A devaluation of the NIS in relation to the U.S. dollar has the effect of decreasing the U.S. dollar value of any of our assets that consists of NIS (unless such assets are linked to the dollar). Such a devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities that are payable in NIS (unless such expenses or payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses.

         Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluation will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in the Consolidated Financial Statements in current operations.

Item 12.   Description of Securities Other Than Equity Securities

                  Not applicable.



                                    PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.

                  Not applicable.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

                  Not applicable.



                                   PART III


Item 17. Financial Statements.

                  Not applicable.

Item 18. Financial Statements.


                  Attached hereto.

Item 19. Exhibits.


Exhibit Number    Description

1.1 Articles of Association of LanOptics Ltd., incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement of LanOptics Ltd. on Form F-1 (Registration No. 33-52676).

10.1 Custom Sales Agreement No. 000590 between E.Z. Chip Technologies Ltd. and International Business Machines Corporation, incorporated by reference to Exhibit 10.1 to our Form 20-F for the fiscal year ended December 31, 2000.

10.2              Consent of Kost Forer & Gabbay.

                                  SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    LANOPTICS LTD.


                                    /s/ Dr. Meir D. Burstin
                                    ----------------------------------
                                    Dr. Meir D. Burstin
                                    Chairman of the Board of Directors



Date:    November 29, 2002

                      LANOPTICS LTD. AND ITS SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2001





                      LANOPTICS LTD. AND ITS SUBSIDIARIES


                       CONSOLIDATED FINANCIAL STATEMENTS


                            AS OF DECEMBER 31, 2001


                                IN U.S. DOLLARS

                                     INDEX


                                                                 Page

---------------------------------------------------------------------------

Report of Independent Auditors                                    F-2

Consolidated Balance Sheets                                     F-3 - 4

Consolidated Statements of Operations                             F-5

Statements of Changes in Shareholders' Equity                     F-6

Consolidated Statements of Cash Flows                           F-7 - 8

Notes to Consolidated Financial Statements                     F-9 - 38


                                - - - - - - - -

ERNST & YOURN             Kost Forer & Gabbay           Phone: 972-3-6232525
                          3 Aminadav St.                Fax:   972-3-5622555
                          Tel-Aviv 67067, Israel



                        REPORT OF INDEPENDENT AUDITORS

                            To the Shareholders of

                                LANOPTICS LTD.


         We have audited the accompanying consolidated balance sheets of LanOptics Ltd. (the "Company") and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed by the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Israel which differ in certain respects from those followed in the United States (see Note 16 to the consolidated financial statements).


Tel-Aviv, Israel                                  KOST FORER & GABBAY
February 20,2002                           A Member of Ernst & Young Global

                                                                                        LANOPTICS LTD AND ITS SUBSIDIARIES.
CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                                 December 31,
                                                                                     --------------------------------------
                                                                                           2001                 2000
                                                                                     -----------------    -----------------
      ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                              $   2,798              $ 4,639
  Short-term bank deposits  (Note 3b)                                                            -               10,636
  Marketable securities  (Note 3a)                                                          17,673               14,451
  Trade receivables (net of allowance for doubtful accounts of $51 and $418
    as of December 31, 2001 and 2000, respectively)                                             26                  722
  Other accounts receivable and prepaid expenses (Note 4)                                      408                  591
  Inventories (Note 5)                                                                           -                  129
                                                                                     -----------------    -----------------

Total current assets                                                                        20,905               31,168
                                                                                     -----------------    -----------------

LONG TERM INVESTMENTS:
  Prepaid development and production costs (Note 6)                                          1,325                1,867
  Severance pay fund                                                                           709                  515
                                                                                     -----------------    -----------------

Total long term investments                                                                  2,034                2,382
                                                                                     -----------------    -----------------

PROPERTY AND EQUIPMENT, NET (Note 7)                                                         1,281                1,018
                                                                                     -----------------    -----------------

Total assets                                                                              $ 24,220             $ 34,568
                                                                                     =================    =================



The accompanying notes are an integral part of the consolidated financial statements.


                                                                                          LANOPTICS LTD AND ITS SUBSIDIARIES.
CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)


                                                                                                 December 31,
                                                                                     -------------------------------------
                                                                                           2001                2000
                                                                                     -----------------    ----------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                                         $     473           $     930
  Other accounts payable and accrued expenses (Note 8)                                       1,907               5,353
                                                                                     ----------------    -----------------

Total current liabilities                                                                    2,380               6,283
                                                                                     ----------------    -----------------

ACCRUED SEVERANCE PAY                                                                        1,022                 727
                                                                                     ----------------    -----------------

MINORITY INTEREST                                                                                -                 103
                                                                                     ----------------    -----------------

PREFERRED SHARES IN A SUBSIDIARY (Note 1c)                                                  15,295              22,297
                                                                                     ----------------    -----------------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY:
  Share capital (Note 10):
    Ordinary shares of NIS 0.02 par value -
    Authorized:  10,000,000  shares as of December 31, 2001 and 2000; Issued and outstanding:  7,290,777 and  7,284,652  shares as of December 31, 2001 and
      2000, respectively                                                                      56                  56
    Deferred shares of NIS 1 par value -
    Authorized, Issued and outstanding: 1,000 shares as of December 31, 2001
      and 2000                                                                                 -*)                 -*)
  Additional paid-in capital                                                                24,792              24,777
  Accumulated deficit                                                                      (19,325)            (19,675)
                                                                                     ----------------    -----------------

Total shareholders' equity                                                                   5,523               5,158
                                                                                     ----------------    -----------------

Total liabilities and shareholders' equity                                                $ 24,220            $ 34,568
                                                                                     ================    =================

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                            LANOPTICS LTD AND ITS SUBSIDIARIES.
CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                                        Year ended December 31,
                                                                            ------------------------------------------------
                                                                                2001             2000             1999
                                                                            -------------    --------------   --------------
Revenues (Note 12)                                                            $   1,449        $   3,227        $   7,820

Costs of revenues                                                                 1,049            1,704            8,036
                                                                            -------------    --------------   --------------

Gross profit (loss)                                                                 400            1,523             (216)
                                                                            -------------    --------------   --------------

Operating expenses:
  Research and development, net (Note 13a)                                        7,434            4,398            1,847
  Selling and marketing, net                                                      1,387              782            1,394
  General and administrative                                                      1,141              879              421
  Other operating charges (income) (Note 13b)                                      (346)               -              248
                                                                            -------------    --------------   --------------

                                                                                  9,616            6,059            3,910
                                                                            -------------    --------------   --------------

Operating loss                                                                   (9,216)          (4,536)          (4,126)
Financial income, net (Note 13c)                                                  1,427              726              609
Other income, net (Note 13d)                                                        813              465                -
                                                                            -------------    --------------   --------------

Loss from continuing operations, before minority interest                        (6,976)          (3,345)          (3,517)
Minority interest in losses of subsidiaries                                       7,105            2,997               24
                                                                            -------------    --------------   --------------

Income (loss) from continuing operations                                            129             (348)          (3,493)
                                                                            -------------    --------------   --------------

Discontinued operations:
  Loss from discontinued operations of a segment of a business                        -           (5,546)          (3,991)
  Income (loss) on disposal of a segment of a business                              221             (706)               -
                                                                            -------------    --------------   --------------

                                                                                    221           (6,252)          (3,991)
                                                                            -------------    --------------   --------------

Net income (loss)                                                                 $ 350         $ (6,600)        $ (7,484)
                                                                            =============    ==============   ==============

Basic and diluted net earnings (loss) per share from continuing
  operations                                                                     $ 0.02          $ (0.05)         $ (0.54)
                                                                            =============    ==============   ==============

Basic and diluted net earnings (loss) per share from discontinued
  operations                                                                     $ 0.03          $ (0.92)         $ (0.62)
                                                                            =============    ==============   ==============

Basic and diluted net earnings (loss) per share                                  $ 0.05          $ (0.97)         $ (1.16)
                                                                            =============    ==============   ==============

Weighted average number of Ordinary shares used in computing basic and
  diluted net earnings (loss) per share                                      7,350,027         6,804,043        6,423,932
                                                                            =============    ==============   ==============

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                          LANOPTICS LTD AND ITS SUBSIDIARIES.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------
U.S dollars in thousands (except share data)


                                          Number of shares
                                   ----------------------------              Additional                            Total
                                      Ordinary       Deferred      Share       paid-in           Accumulated    shareholders'
                                       shares         shares      capital      capital             deficit         equity
                                   -------------  ------------  ----------  ---------------  ------------------  --------------

Balance as of January 1, 1999          5,696,835        1,000       $ 48         $ 21,623         $ (5,591)       $ 16,080
   Net loss                                    -            -          -                -           (7,484)         (7,484)
   Exercise of options                   162,500            -          1              405                -             406
   Issuance of shares                    725,000            -          3            2,096                -           2,099
                                   -------------  ------------  ----------  ---------------  ------------------  --------------

Balance as of December 31, 1999        6,584,335        1,000         52           24,124          (13,075)         11,101

   Net loss                                    -            -          -                -           (6,600)         (6,600)
   Exercise of options                    92,125            -        -*)              403                -             403
   Exercise of warrants                  608,192            -          4              250                -             254
                                   -------------  ------------  ----------  ---------------  ------------------  --------------

Balance as of December 31, 2000        7,284,652        1,000         56           24,777          (19,675)          5,158

   Net income                                  -            -          -                -              350             350
   Exercise of options                     6,125            -        -*)               15                -              15
                                   -------------  ------------  ----------  ---------------  ------------------  --------------

Balance as of December 31, 2001        7,290,777        1,000      $  56        $  24,792       $  (19,325)        $ 5,523
                                   =============  ============  ==========  ===============  ==================  ==============

*) Represents an amount lower than $1.



The accompanying notes are an integral part of the consolidated financial statements.

                                                                                         LANOPTICS LTD AND ITS SUBSIDIARIES.
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                         Year ended December 31,
                                                                             ------------------------------------------------
                                                                                  2001             2000             1999
                                                                             ---------------   -------------    -------------
Cash flows from operating activities:
Net income (loss)                                                                 $  350         $  (6,600)      $  (7,484)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
    Depreciation                                                                     536               638           1,749
    Amortization of prepaid production and development costs                         542               267               -
    Write-off of property and equipment related to discontinued                        -               156             334
       operations
    Write-off of capitalized software development costs related to                     -               790           1,284
       discontinued operations
    Impairment of property and  equipment                                            210                 -               -
    Write-off of  inventories                                                        129                67           4,266
    Unrealized gain on marketable securities                                        (161)             (131)              -
    Minority interest in losses of subsidiaries                                   (7,105)           (2,997)            (24)
    Write-off of investment in an affiliate                                            -               673               -
    Loss (gain) on sale of property and equipment                                    (14)              269              24
    Decrease in trade receivables                                                    696               643           2,024
    Decrease in other accounts receivable and prepaid expenses                       183                91             204
    Increase (decrease) in trade payables                                           (457)               89            (319)
    Increase (decrease) in accrued expenses on disposal of                          (540)              706               -
         segment
    Increase (decrease) in other accounts payable and accrued                     (2,906)             (585)           (736)
         expenses
    Accrued severance pay, net                                                       101                26             (97)
                                                                             --------------    -------------   --------------

Net cash provided by (used in) operating activities                               (8,436)           (5,898)          1,225
                                                                             --------------    -------------   --------------

Cash flows from investing activities:
Investment in short-term bank deposits                                            (2,504)          (10,780)         (8,177)
Investment in marketable securities                                              (12,522)          (13,976)         (1,790)
Proceeds from short-term bank deposits                                            13,140             8,673           5,500
Proceeds from sale of marketable securities                                        9,461               686           1,149
         Purchase of property and equipment                                       (1,127)             (870)           (649)
         Proceeds from sale of property and equipment                                132                79             544
         Capitalization of software development costs                                  -              (352)           (710)
                                                                             --------------    -------------   --------------

Net cash provided by (used in) investing activities                                6,580           (16,540)         (4,133)
                                                                             --------------    -------------   --------------


The accompanying notes are an integral part of the consolidated financial statements.


                                                                                            LANOPTICS LTD AND ITS SUBSIDIARIES.
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                       Year ended December 31,
                                                                          --------------------------------------------------
                                                                              2001              2000              1999
                                                                          -------------    ---------------    --------------

Cash flows from financing activities:
Proceeds from issuance of Ordinary shares, net                                      -                -              2,099
Proceeds from issuance of subsidiary's Preferred shares to a
  third party, net                                                                  -           25,179                  -
Proceeds from exercise of options and warrants                                     15              657                406
                                                                          -------------    ---------------    --------------

Net cash provided by financing activities                                          15           25,836              2,505
                                                                          -------------    ---------------    --------------

Increase (decrease) in cash and cash equivalents                               (1,841)           3,398               (403)
Cash and cash equivalents at the beginning of the year                          4,639            1,241              1,644
                                                                          -------------    ---------------    --------------

Cash and cash equivalents at the end of the year                              $ 2,798          $ 4,639            $ 1,241
                                                                          =============    ===============    ==============

Non-cash activities:
Development and production costs upon issuance of subsidiary's
  Ordinary shares:
  Development and production costs                                         $        -          $ 2,134          $       -
  Deferred gain from Issuance of subsidiary's Ordinary shares to a
    third party                                                                     -           (1,938)                 -
  Minority interest                                                                 -             (196)                 -
                                                                          -------------    ---------------    --------------

                                                                           $        -       $        -          $       -
                                                                          =============    ===============    ==============



The accompanying notes are an integral part of the consolidated financial statements.

                                            LANOPTICS LTD AND ITS SUBSIDIARIES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

         a. LanOptics Ltd. (the "Company"), an Israeli Corporation, was incorporated under the laws of the State of Israel in 1990. Until 1999, the Company's major business was the development, manufacture and marketing under two segments - networking solutions and Internet applications. The networking solutions include Fast Ethernet and Gigabit Ethernet Switches. The networking solutions operation consisted the operations and assets of the Company, that improve corporate Local Area Networks (LANs) and Wide Area Networks (WANs) connectivity and performance, and EZChip Technologies Ltd., a fabless semiconducter company providing 10/40 Gigabit network processs for next-generation 10-Gigabit switches and routers. EZChip Technologies Ltd. was established in 1999 as a wholly-owned subsidiary of the Compnay. The development of EZChip's products, which are a mature evolution of its legacy LAN and WAN products, commenced within the Company. Beginning mid 1999, the Company gradually reduced and ultimately ceased the research and development of its LAN and WAN products and focused on the research and development of EZChip's products. During 2001, EZChip established a wholly-owned subsidiary, EZChip Inc., in the United States which is engaged in the marketing of the EZChip products. The Internet applications operations consisted of (a) NetGuard Ltd. and its subsidiaries NetGuard Inc and NetGuard Plc, and (b) NetXchange Ltd and its subsidiary NetXchange Inc. At the end of 1998, the Company's management determined to discontinue the operations of NetXchange and in February 2001 the Company's management determined to discontinue the operations of NetGuard which resulted in the discontinuation of the Internet applications operation.

            The Company's shares are listed for trade on the National Association of Securities Dealers' Quotation System ("NASDAQ") in the United States and, as of April 2002, the Company's shares are also listed for trade in the Tel-Aviv Stock Exchange (See Note 17).

         b. On February 5, 2001, the management decided to close NetGuard's activities, which developed and marketed Internet software applications such as Guardian Pro which includes Guardian Firewall and Bandwidth control software. As discussed above, this determination along with this taken in 1998 regarding the closure of NetXchange comprised the discontinuation of the Internet applications segment. The Company accounted for the closing of NetGuard in accordance with APB- 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB- 30") and EITF 95-18 "Accounting and Reporting for a Discontinued Business Segment When the Measurement Date Occurs after The Balance Sheet Date but Before the Issuance of Financial Statements" ("EITF 95-18").

            As a result of the NetGuard's closure as mentioned above, the results of operations of NetGuard were reported separately as discontinued operations in the statements of operations for the three years in the period ended December 31, 2001, and are summarized as follows:

                                                                            Year ended December 31,
                                                             --------------------------------------------------
                                                                  2001             2000               1999
                                                             ---------------   --------------     -------------
            Revenues                                             $ 1,092           $ 5,125            $ 4,542
            Cost of revenues                                        (260)           (1,745)            (1,056)
            Research and development expenses                       (126)           (1,110)              (750)
            Selling, general and administrative expenses            (504)           (8,453)            (4,870)
            Special charges                                            -                 -             (1,856)
            Financial income (expenses)                               19               (69)                23
            Other expenses, net                                        -                 -                (24)
                                                             ---------------   --------------     -------------

            Net income (loss)                                      $ 221          $ (6,252)          $ (3,991)
                                                             ===============   ==============     =============


         c. In early 2000, EZChip issued 7,776,112 Preferred A shares in consideration of $5,519. In late 2000, EZChip issued 7,198,453 Preferred B shares for a total consideration of $21,660, of which the Company has invested $2,000. The amount of $25,179 which was invested by third party, was recorded as Preferred shares in a subsidiary.

            In addition, during 2000, EZChip issued 2,103,924 Ordinary shares to IBM at $1.02 per share in consideration of development and production services to be performed. (See Note 6).


            As of December 31, 2001, the Company holds 57% of EZChip.

         d. EZChip depends on a single manufacturer (IBM) for development and production of EZChip's products. If this manufacturer becomes unable or unwilling to continue to develop, manufacture, assemble or test EZChip's products in required volumes or a timely basis, any resulting manufacturing delays could result in the loss of sales, which could adversely affect operating results.

         e. As for percentage of ownership and control in subsidiaries, see
            Note 15.


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

            The Company's consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Israel ("Israeli GAAP"). Israeli GAAP and Generally Accepted Accounting Principles in the United States ("U.S. GAAP") differ in certain respects as applicable to the consolidated financial statements of the Company (see Note 16).

         a. Use of estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

         b. Financial statements in U.S. dollars:

            The transactions of the Company and its subsidiaries are recorded in new Israeli shekels, however, since the majority of the Company's sales are made in U.S. dollars ("dollars") and the Company's shares are traded on a foreign stock exchange ,the Company and its subsidiaries have elected to continue adjusting their financial statements according to the changes in the exchange rate of the U.S. dollar, in conformity with Section 29b to Statement of Opinion 36 of the Institute of Certified Public Accountants in Israel.

            Accordingly, transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are recorded at the exchange rate at the date of the transaction. The effects of foreign currency remeasurment are included in the statement of operations as financial income or expenses, as appropriate.

         c. Principles of consolidation:

            The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

         d. Cash equivalents:

            Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

         e. Short-term bank deposits:

            The Company classifies deposits with maturities of more than three months and less than one year as short-term bank deposits. The short-term bank deposits are presented at their cost, including accrued interest.

         f. Marketable securities:

            The Company accounts for investments in marketable debt securities in accordance with Statement Of Opinion No. 44, of the Institute of Certified Public Accountants In Israel. The Company's marketable securities consist of debt securities and are presented at fair value. The change in the fair value of marketable securities is included in financial expense (income), net.

         g. Inventories:

            Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2001, the Company wrote-off inventories in the amount of $ 129 as part of its plan to focus on the network process market. The write-off was included in cost of revenues. Cost is determined as follows:

            Work in progress and finished products - on the basis of computed manufacturing costs.

         h. Property and equipment:

            Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

                                                             %
                                               -------------------------------
  Office furniture and equipment                             6
  Computers, software and electronic equipment              33
  Motor vehicles                                            15
  Leasehold improvements                        Over the term of the lease

            The Company and its subsidiaries assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the fair value of such assets.

            During 2001, 2000 and 1999, the Company recorded impairment losses in the amount of $210 $156 and $334, respectively. The impairment in 2001 is related to the Company's plan to focus on the network processor market and was recorded in statements of operations as other operating loss. The impairment in 2000 and 1999 is related to NetGuard's operations and has been included in the loss from discontinued operations of a segment of a business in the consolidated statements of operations.

         i. Preferred shares in a subsidiary:

            Investment of third party in Preferred shares in a subsidiary is presented as a quasi equity item. Losses are attributed among the different classes of the subsidiary's shares according to the ownership level, which determined by liquidation preference.

         j. Gain from issuance of subsidiary's Ordinary shares to a third party:

            According to Statement No. 68 of the Institute of Certified Public Accountants in Israel, gain from issuance of the subsidiary's shares to a third party in a development stage company, is recorded as a deferred gain and amortized according to the highest of (i) a three-year period; (ii) the Company's interest in the subsidiary's losses.

         k. Research and development costs:

            Research and development costs, net of grants received are charged to expenses as incurred.

         l. Severance pay:

            The liability of the Company and its subsidiaries for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The liability for all of the employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

            The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

            Severance expenses (income) for the years ended December 31, 2001, 2000 and 1999 were $ 107, $ 203 and $ (165), respectively.

         m. Income taxes:

            The Company follows the asset and liability method of accounting for income taxes in accordance with Israeli accounting principles. Under Israeli accounting principles, deferred income taxes are provided for differences resulting from changes in the Israeli Consumer Price Index ("CPI") (the basis for the Company's tax reporting) and changes in the exchange rate of the NIS to the U.S. dollar.

            Deferred income taxes are computed in respect of temporary differences between the amounts included in these financial statements, and those to be considered for tax purposes.

            Deferred tax balances are computed at the tax rate that will be in effect when those taxes are released to the statement of operations.

            Taxes that would apply in the event of the realization of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's intention to hold these investments.

            The Company has not provided deferred taxes with respect to undistributed tax exempt profits attributed to the "approved enterprise" of subsidiaries which may be distributed, since it is the Company's policy not to initiate a distribution of dividend that will impose an additional tax liability on the Company.

            As the realization of deferred tax assets in the future is uncertain, no deferred taxes were recorded.

         n. Basic and diluted net earnings (loss) per share:

            Net earnings (loss) per share is computed in accordance with Statement 55 of the Institute of Certified Public Accountants in Israel, based on the weighted average number of Ordinary shares and equivalents outstanding during each period.

            The dilutive effect of options and convertible debentures is included in the computation of basic net earnings per share only if their being exercised is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise or conversion of the options and convertible debentures, and the discounted present value of the future proceeds derived from the exercise of such options and convertible debentures.

         o. Accounting for stock based compensation:

            The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are provided in Note 10. SFAS No. 123 requires the use of the option valuation model to measure the fair value of the options at the grant date.

         p. Warranty costs:

            The Company provides a warranty for 3 years to its hardware products and 14 months to NetGuard's hardware products at no extra charge. A provision is recorded for estimated warranty costs based on the Company's experience.

         q. Revenue recognition:

            The Company generates revenues from selling its products directly to end-users and indirectly through resellers, which are considered end users.

            Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No 101 ("SAB 101"), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Generally, the Company does not have any significant obligations after delivery. The Company does not grant a right of return to its customers.

            Deferred revenues include amounts received from customers for which revenue has not been recognized.

         r. Royalty and non-royalty bearing grants:

            Royalty bearing grants from the Government of Israel for funding of approved research projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and recorded as a deduction of research and development costs.

            The Company received Royalty bearing grants from the Government of Israel for funding of approved research projects in amount of $0, $ 565 and $921 during 2001, 2000 and 1999, respectively. Including amounts related to discontinued operations of $0, $ 565 and $ 403 during 2001, 2000 and 1999, respectively.

            The Company also received non-royalty-bearing grants from the Fund for Encouragement of Marketing Activity in the amount of $25, $0 and $211 during 2001, 2000 and 1999, respectively. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of sales and marketing expenses.

         s. Advertising expenses:

            Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2001, 2000 and 1999 amounted to $ 48, $ 88 and $ 46, respectively.

         t. Concentrations of credit risk:

            Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities and trade receivables.

            The Company's cash and cash equivalents and short term deposits are mainly invested in major banks in Israel and the United States. Such deposits in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

            The trade receivables of the Company are mainly derived from sales to customers located primarily in the United States and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

            The Company's marketable securities include investments in debentures of U.S Corporations. Management believes that those Corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

            The Company and its subsidiaries have no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

         u. Fair value of financial instruments:

            The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

            The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other account receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

            The fair value of marketable securities is based on quoted market prices. If market value is permanently lower than the amortized cost then the marketable securities are amortized to their market value. As for marketable securities' fair value see Note 16a6.

         v. Impact of recently issued accounting standards:

            In May 2001, the Israel Accounting Standards Board published Accounting Standard No. 7 regarding post balance sheet events, and Accounting Standard No. 8 regarding discontinuing operations and in July 2001, Accounting Standard No. 11 regarding segment reporting. and in October 2001 Accounting Standard No. 13 regarding the effects of changes in foreign exchange rates.

            Accounting Standard No. 7 contains the conditions for post balance sheet events that require adjustments and post balance sheet events that are non-adjusting events, including rules such as accounting for a dividend that are different from those applied until now. Accounting Standard No. 7 will apply to financial statements for periods ending on or after December 31, 2001.

            Accounting Standard No. 8 prescribes provisions for presentation and disclosure with regard to the treatment of discontinued operations, among them provisions regarding presentation which are different from those applied until now. Accounting Standard No. 8 will apply to financial statements for periods beginning on or after January 1, 2002.

            Accounting Standard No. 11 prescribes provisions with respect to segment reporting. Accounting Standard No. 11 is based on International Accounting Standard No. 14, pursuant to which the Company prepared its financial statements, since International Standard No. 14 constituted the accepted practice in Israel. Accounting Standard No. 11 will apply to financial statements for periods beginning January 1, 2002.

            Accounting Standard No. 13 prescribes provisions with respect to the effects of changes in foreign exchange rates. This Standard replaces Interpretation No. 8 and Interpretation No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are eliminated at the time of discontinuance of the adjustment of the financial statements. The Standard deals with translation of foreign transactions and translation of financial statements of foreign operations for the purpose of their inclusion in the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those applied until now. Accounting Standard No. 13 will apply to financial statements for periods beginning after December 31, 2002.

            The Management does not anticipate that the adoption of the new Standards, as discussed above, will have a significant effect on its results of operations, financial position and cash flows.


NOTE 3:-    MARKETABLE SECURITIES AND SHORT-TERM DEPOSITS

         a. Marketable securities:

            Debt securities of U.S. and European corporations which bear annual nominal interest of 5.7% - 9.125%.

         b. Short-term bank deposits:

            Short-term bank deposits in U.S. dollars with maturity dates of four to twelve months, bearing annual nominal interest of 6.25%-7%.


NOTE 4:-    OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                        December 31,
                                              ---------------------------------
                                                   2001               2000
                                              --------------     --------------

      Government authorities                    $      91            $     62
      Employees                                       126                 86
      Prepaid expenses                                109                 76
      Property and equipment held for sale              -                151
      Others                                           82                216
                                              --------------     --------------

                                                $     408            $   591
                                              ==============     ==============


NOTE 5:-   INVENTORIES

                                                       December 31,
                                             -----------------------------------
                                                 2001                 2000
                                             --------------     ----------------

      Work in progress                          $      -               $    95
      Finished products                                -                    34
                                             --------------      ---------------

                                                $      -               $   129
                                             ==============      ===============


NOTE 6:-    PREPAID DEVELOPMENT AND PRODUCTION COSTS

            During 2000, the Company recorded prepaid development and production costs in the amount of $ 2,134 pursuant to an agreement signed between EZChip and IBM in accordance with EITF 96-18 "Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Good or Services" ("EITF 96-18") and EITF 00-18 " Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees" ("EITF 00-18") (See Note 1c). According to the agreement, EZChip issued to IBM fully vested non forfeitable Ordinary shares and is also obligated to future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, which consist as follows: Development - Access to unique semiconductor communications cores and technologies, such as Cu-11, Production - IBM will develop specialized high-performance embedded DRAM cores, which meet the rigorous requirements of EZchip's 10-Gigabit wire-speed processing.

            The Ordinary shares which were issued were valued in accordance with EZchip's fair value at the date of this agreement based on a valuation performed, in accordance with the guidance of SFAS 123, EITF 96-18 and EITF 00-18. The Company performed a valuation of the development services, and allocated the remainder of the value of the shares issued to IBM to production services. Accordingly, prepaid costs totaling $2,134 thousand, were allocated between prepaid development services of $1,500 thousand, and prepaid production services of $634 thousand.

            Development costs are amortized according to specific milestones determined in the agreement.

            Production costs will be included in cost of sales based on quantities produced. The production costs will be amortized according to the ratio of units produced and the estimated units to be manufactured.

            For the year ended December 31, 2001 and 2000, amortization expenses related to the development costs amounted to $542 and $267, respectively. Production costs were not yet amortized as EZChip had not yet commenced production.

            At each balance sheet date, the unamortized capitalized development and production costs are compared to the net realizable value of the prepaid development and production costs. The amount by which the unamortized capitalized costs exceed the net realizable value of that asset is written-off. The net realizable value is the estimated future gross income from that product reduced by the estimated future costs of completing and selling that product.


NOTE 7:-    PROPERTY AND EQUIPMENT, NET

                                                                    December 31,
                                                         ------------------------------------
                                                             2001                 2000
                                                         ---------------     ----------------
     Cost:
        Office furniture and equipment                     $        7             $    522
        Computers, software and electronic equipment            2,324                4,453
        Motor vehicles                                             82                  121
        Leasehold improvements                                      7                  429
                                                         ---------------     ----------------

                                                                2,420                5,525
                                                         ---------------     ----------------

     Accumulated depreciation                                   1,139                4,507
                                                         ---------------     ----------------

     Depreciated cost                                       $   1,281           $    1,018
                                                         ===============     ================

     Depreciation  expenses for the years ended December 31, 2001, 2000 and 1999 amounted to approximately
     $536, $638 and $896, respectively.


NOTE 8:-     OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                          December 31,
                                                              -------------------------------------
                                                                    2001                2000
                                                              -----------------    ----------------

     Employees and payroll accruals                              $    843             $    949
     Government authorities                                             -                  110
     Accrued expenses                                                 898                2,392
     Provision for losses from discontinued operations                166                  706
     Deferred gain from Issuance of subsidiary's Ordinary
        shares to a third party (1)                                     -                  799
     Deferred revenues                                                  -                  397
                                                              -----------------   -----------------

                                                                 $  1,907             $  5,353
                                                              =================   =================

     (1) During 2000, the gain from the issuance of EZchip's Ordinary shares to a third party in the amount of $1,938, was recorded as a deferred gain. For the years ended December 31, 2001 and 2000, the deferred gain amortization amounted to $ 799 and $ 1,138, respectively, and recorded as other income.


NOTE 9:-      COMMITMENTS AND CONTINGENT LIABILITIES

         a. Royalty commitments:

            Under the research and development agreements of the Company and its subsidiaries' with the Office of the Chief Scientist of the Ministry of Industry and Trade, the Company and its subsidiaries received grants for the funding of research and development projects.

            The Company is committed to pay royalties to the Chief Scientist with respect to products in which the Chief Scientist participates in their research and development costs at rates of 2%-4.5% on the sale of products resulting from research and development projects, up to an amount equal to 100%-150% of the grants received, linked to the exchange rate of the U.S. dollar and bears interest at LIBOR from January 1, 1999. Repayment of such grants is not required in the event that there are no sales of products developed through such grants. As of December 31, 2001, the Company has a contingent obligation to pay royalties with respect to the aforementioned grants in the amount of $ 7,802, of which $ 2,220 is related to discontinued operations and $ 5,582 is related to LanOptics legacy products.

            Royalties paid or accrued during 2001, 2000 and 1999 were $ 63, $ 254 and $ 277, respectively, and recorded as part of cost of revenues.

         b. Lease commitments:

            The Company and its subsidiaries lease their facilities under operating lease agreements, which will expire in 2006. The minimum lease payments under non-cancelable operating leases are as follows:

                                        Year ended December 31
                                   --------------------------------

            2002                              $ 146
            2003                                 99
            2004                                 60
            2005                                 40
            2006                                 20
                                   --------------------------------

                                              $ 365
                                   ================================

            Rent expenses for the years ended December 31, 2001, 2000 and 1999 amounted to $383, $482 and $ 766, respectively.

         c. Litigation:

            In 1999, a claim was filed by five former employees against the Company to release their severance pay. On September 16, 2001 a verdict was rendered in favor of the plaintiffs and the Company was obligated to release the employees severance pay fund and to pay part of their legal expenses. The Company recorded a provision in the amount of $ 25 in respect of this litigation. The Company appealed the court's decision.


NOTE 10:-   SHAREHOLDERS' EQUITY

       a.   1.  Company's shares:

            Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

            The holders of the Deferred shares have no rights, other than the right to receive the nominal value of their shares upon liquidation of the Company.

            2. Subsidiary's shares:

            The rights, preferences and restrictions of the shares of EZChip are as follows:

            a) The Preferred shares confer on their holders all of the rights conferred by the Ordinary shares.

            b) Voting rights:

               Every holder of Preferred shares shall have one vote for each Ordinary share into which the Preferred shares held by him could be converted.

            c) Conversion:

               Each Preferred share shall be convertible at the option of the holder into EZChip's Ordinary shares on a 1:1 basis subject to adjustment. The Preferred shares shall automatically be converted into EZChip Ordinary shares on a 1:1 basis, subject to adjustment upon a qualified IPO or by decision of the holders of a majority of the outstanding Preferred shares at any time.

            d) Dividend Preference:

               Each holder of Series A Preferred shares shall be entitled to receive, when and if declared, cumulative dividends at the rate of 6% per annum from the original purchase date, prior an in preference to any declaration or payment of any dividend to the holders of Ordinary shares.

               Each holder of Series B Preferred shares shall be entitled to receive, when and if declared, dividends at the rate of 6% per annum from the original purchase date, prior and in preference to any declaration or payment of any dividend to the holders of Ordinary shares.

               The dividend preference shall be allocated on a pro-rata basis between the holders of Series A Preferred shares and the holders of Series B Preferred Shares.

            e) Anti-dilution:

               In the event that at any time after the original issue date of Preferred A and B shares, EZChip issues additional shares at a price which reflects a price per share that is lower than the price of Preferred A or Preferred B shares, then the conversion price for each Preferred share shall be adjusted to reflect such price reduction.

            f) Liquidation preference:

               The holders of Series B Preferred shares shall be entitled prior to and in preference to any payment to any of the holders of any other classes of shares an amount per each Preferred share equals to the higher of (i) two and a half times the purchase price plus all unpaid dividends or (ii) the amount that the holder would receive on an as if converted basis.

               Upon the completion of the distribution to the holders of Series B Preferred shares the holders of the Preferred A shares shall be entitled to receive, prior to and in preference to any payments to any of the holders of any other classes of shares, an amount per each Preferred share equal to the purchase price plus accumulated but unpaid dividends.

         b. On May 16, 1999, the Company signed an investment agreement according to which the Company issued 725,000 Ordinary shares in consideration for $ 2,099. As for warrants, see Note 10d.

         c. Stock option plans:

            Since 1993, under the 1992 option plan, the Company has granted options to purchase Ordinary shares to key employees, directors and consultants of the Company. Under the terms of these plans, options, generally become exercisable ratably over a four-year period commencing with the date of grant. The options generally expire no later than six years from the date of the grant, and are non-transferable, except under the laws of succession.

            Pursuant to the plans, the Company reserved for issuance 750,000 Ordinary shares. As of December 31, 2001, an aggregate of 125,111 Ordinary shares of the Company are still available for future grant.

            The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or canceled before expiration, become available for future grants.

            The following table is a summary of activity for the Company's stock options plans:

                                                           Year ended December 31,
                            --------------------------------------------------------------------------------------
                                       2001                          2000                         1999
                            ----------------------------  ---------------------------  ---------------------------
                                             Weighted                     Weighted                      Weighted
                                             average                       average                      average
                               Number        exercise        Number       exercise         Number       exercise
                             of options       price        of options       price        of options      price
                            -------------- -------------  -------------- ------------  --------------- -----------

    Outstanding at the
      beginning of the        313,614        $ 3.95         437,864       $ 3.61          447,375       $ 2.57
      year

     Granted                   20,000        $ 4.15               -       $    -          277,739       $ 4.43
     Exercised                 (6,125)       $ 2.50         (92,125)      $ 4.37         (162,500)      $ 2.50
     Forfeited                (32,500)       $ 4.65         (32,125)      $ 3.43         (124,750)      $ 2.50
                            -------------- -------------  -------------- ------------  --------------- -----------

    Outstanding at the
      end of the year         294,989        $ 3.92         313,614       $ 3.95          437,864       $ 3.61
                            ============== =============  ============== ============  =============== ===========

    Exercisable options
      at the end of the
      year                    231,660        $ 3.87         129,663       $ 3.61          130,501       $ 2.73
                            ============== =============  ============== ============  =============== ===========


                     The options outstanding as of December 31, 2001, have been separated into exercise prices, as follows:

                                          Options          Weighted                           Options
                                        outstanding        average         Weighted         exercisable        Weighted
                                           as of          remaining         average            as of            average
                       Exercise         December 31,     contractual       exercise         December 31,       exercise
                         price              2001             life            price              2001             price
                    ----------------  -----------------  -------------  ----------------   ---------------  ----------------
                                                            Years
                                                         -------------

                           $ 2.5           59,250            1.78              $ 2.5           51,375              $ 2.5
                           $ 4.15          20,000            4.87              $ 4.15           5,000              $ 4.15
                           $ 4.234        194,739            1.29              $ 4.234        162,285              $ 4.234
                           $ 4.25          15,000            1.37              $ 4.25          10,000              $ 4.25
                           $ 6             6,000             2.99              $ 6              3,000              $ 6
                                      -----------------                 ----------------   ---------------  ----------------

                                          294,989                             $  3.92         231,660              $ 3.87
                                      =================                 ================   ===============  ================


            Under SFAS No.123, "Accounting for Stock-Based Compensation", pro forma information regarding net income (loss) and net earnings
            (loss) per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: risk-free interest rates of 3.00% and 6.00% for 2001 and 1999, respectively, dividend yields of 0% for each year , expected life for an option of five years for each year and excepted volatility of 1.287 and 2.099, for 2001 and 1999, respectively. No options were granted during 2000.

            For purposes of pro-forma disclosure the estimated fair value of the options is amortized to expenses over the options' vesting period.

            Pro forma information under SFAS 123:

                                                                                        Year ended December 31,
                                                                             ----------------------------------------------
                                                                                2001             2000             1999
                                                                             ------------    -------------    -------------
                     Income (loss) from continuing operations
                       as reported                                             $  129        $  (348)          $  (3,493)
                                                                             ============    ==============    ============

                     Income (loss) from discontinued
                       operations as reported                                  $  221        $  (6,252)        $  (3,991)
                                                                             ============    ==============    ============

                     Net income (loss) as reported                             $  350        $  (6,600)        $  (7,484)
                                                                             ============    ==============    ============

                     Pro forma loss from continuing
                       operations                                              $  (45)       $  (1,051)        $  (3,839)
                                                                             ============    ==============    ============

                     Pro forma income (loss) from discontinued
                       operations                                              $  221        $  (6,252)        $  (3,991)
                                                                             ============    ==============    ============

                     Pro forma net income (loss)                               $  176        $  (7,303)        $  (7,830)
                                                                             ============    ==============    ============

                     Pro forma basic and diluted net loss per
                       share from continuing operations                        $ (0.01)      $ (0.15)          $ (0.6)
                                                                             ============    ==============    ============

                     Pro forma basic and diluted net earnings
                       (loss) per share from discontinued
                       operations                                              $ 0.03        $ (0.92)          $ (0.62)
                                                                             ============    ==============    ============

                     Pro forma basic and diluted net earnings
                       (loss) per share                                        $ 0.02        $ (1.07)          $ (1.22)
                                                                             ============    ==============    ============


            Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to or exceeds the market price of the shares at date of grant are as follows:

                                                             For exercise prices on the date of grant that
                                                ------------------------------------------------------------------------
                                                        Equal market price                  Exceed market price
                                                -----------------------------------  -----------------------------------
                                                            December 31,                         December 31,
                                                -----------------------------------  -----------------------------------
                                                  2001         2000        1999        2001         2000        1999
                                                ----------  -----------  ----------  ----------  -----------  ----------

            Weighted average exercise price        $ 4.15      $ -          $ 4.44      $ -         $ -          $ 4.25

            Weighted average fair value on
              date of grant                        $ 3.62      $ -          $ 4.17      $ -         $ -          $ 3.93


            Stock options of subsidiary:

            Under the EZChip's Stock Option Plans (the Israeli and the U.S. stock option plans (the "2000 section 102 Option Plan" and the "2001 U.S. Stock Option Plan") - (the "Plans")), options for Ordinary shares may be granted to officers, directors, employees and consultants of EZChip.

            Pursuant to the Plans, EZChip reserved for issuance 7,250,000 Ordinary shares. As of December 31, 2001, an aggregate of 1,742,789 Ordinary shares of EZChip are still available for future grant.

            The options generally expire during the period of 7-10 years from the date of grant. The exercise price of the options granted under the plan may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over 4 years. Any options, which are canceled or forfeited before expiration become available for future grant.

            The following table is a summary of activity for Ezchip's stock option plans:

                                                                        Year ended December 31,
                                                   -------------------------------------------------------------------
                                                                  2001                              2000
                                                   ------------------------------------ ------------------------------
                                                                          Weighted                         Weighted
                                                        Number            average           Number         average
                                                          of              exercise            of           exercise
                                                       options             price            options         price
                                                   -----------------  ----------------- ---------------- -------------
       Outstanding at the beginning of the year      3,516,500           $0.45               -             $   -

         Granted                                     2,078,711           $1.00             3,531,500       $0.45
         Forfeited                                   (103,000)           $0.61               (15,000)      $0.61
                                                   -----------------  ----------------- ---------------- -------------

       Outstanding at the end of the year            5,492,211           $0.65             3,516,500       $0.45
                                                   =================  ================= ================ =============

       Exercisable options at the end of the year    1,654,375           $0.40                 -           $   -
                                                   =================  ================= ================ =============


       The options outstanding as of December 31, 2001, have been separated into exercise  prices as follows:

                          Options                                                                     Weighted
          Weighted       Outstanding    Weighted average     Weighted             Option              average
          average           as of          remaining          average             exercisable      exercise price
          exercise      December 31,      contractual        exercise              as of             of options
           price            2001           life price          2001              December 31,       exercisable
        ----------      -------------   ----------------    ------------         ------------      ---------------
             $                                Years               $                                       $
            0.40          2,960,000           5.34                 0.4            1,654,375             0.40
            0.72            448,500           5.41                 0.72                    -                -
            1.00          2,083,711           7.24                 1.00                    -                -
                       ----------------                       ------------    -----------------    ------------------

                          5,492,211                                0.65            1,654,375             0.40
                       ================                       ============    =================    ==================

         Weighted average fair values and weighted average exercise prices of options whose exercise price exceeds or is equal the market price of the shares at date of grant are as follows:

                                                           For exercise prices on the date of grant that are
                                                           -------------------------------------------------
                                                                   Equal                   Exceed
                                                                fair value               fair value
                                                           ----------------------   ----------------------
                                                               December 31,             December 31,
                                                           ----------------------   ----------------------
                                                             2001        2000         2001        2000
                                                           ----------  ----------   ----------  ----------

           Weighted average exercise price                    $ 1.00      $ 0.45    $     -        $ 0.64

           Weighted average fair value on date of grant       $ 0.45      $ 0.21    $     -        $ 0.53


             d.     Warrants:

            Pursuant to an investment agreement, signed on May 16, 1999, the Company granted to a group of investors warrants to acquire 725,000 Ordinary shares during the two years following the date of the agreement at a price of $ 5 per share. These warrants were exercisable at any time. During 2000, 675,000 warrants were exercised into 558,192 Ordinary shares in a cashless exercise, and an additional 50,000 warrants were exercised to 50,000 Ordinary shares for an amount of $254.

              e.     Repurchase of Ordinary shares:

            The Company has received all necessary approvals in Israel to allow the repurchase of up to 10% of its outstanding shares (up to approximately 600,000 shares) in the open market, from time to time, at prevailing prices. The Company did not purchase its own shares during the reporting periods.

              f.     Dividends:

            Dividends, when declared, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits (see Note 11b).


NOTE 11:-     INCOME TAXES

         a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

            Results of the Company and its Israeli subsidiaries for tax purposes are measured in terms of earnings in NIS after certain adjustments for changes in the Israeli Consumer Price Index ("CPI").

         b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

            EZChip Ltd. has been granted an "Approved Enterprise" status under the above Law and has elected to enjoy the "alternative benefits track" - waiver of grants in return for a tax exemption and, accordingly, EZChip's income from the "Approved Enterprise" will be tax-exempt for a period of ten years commencing with the year in which it first earns taxable income.

            The period of tax benefits is limited to the earlier of 12 years from commencement of production, or 14 years from the date of approval. The period of benefits related to the granted "Approved Enterprise" expires in 2013.

            If the tax-exempt income attributable to the Approved Enterprise is distributed in a manner other than in the complete liquidation of EZChip, it would be taxed at the corporate tax rate applicable to such profits as if EZChip had not chosen the alternative track of benefits (currently - 25%). EZChip has decided not to declare dividends out of such tax-exempt future income in the future. Accordingly, no deferred income taxes has been provided on income attributable to EZChip "Approved Enterprise".

            The entitlement to the above benefits is conditional upon EZChip fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and EZChip may be required to refund the amount of the benefits, in whole or in part, including interest. As of the balance sheet date, EZChip's benefit period has not yet commenced.

            As of December 31, 2001, EZChip complies with the conditions set forth by the Investment Center.

            Income not eligible for the approved enterprise benefits mentioned above is taxed at the regular rate of 36%.

            c.     Available carryforward tax losses:

            The Company and its subsidiaries have accumulated losses for tax purposes as of December 31, 2001, in the amount of $ 30,720 as follows: $ 20,390 in Israel, $ 5,809 in the U.S and $ 4,521 in the UK.

            Carryforward tax losses in Israel are linked to the Israeli CPI, and can be carried forward and offset against taxable income in the future for an indefinite period.

            Carryforward tax losses in the U.K. are for an indefinite period.

            Carryforward tax losses in the U.S. will expire in 2012 through 2021.

      *) Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

         d. A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular statutory rate levied on corporations in Israel up to December 31, 2001, and the actual tax expense, is as follows:

                                                                                       Year ended December 31,
                                                                            ----------------------------------------------
                                                                               2001             2000             1999
                                                                            ------------    -------------    -------------

                      Loss from continuing operations before
                        minority interest as reported in the
                        statements of operations from continuing
                        operations                                           $  (6,976)        $ (3,345)        $ (3,517)
                                                                            =============    =============    =============

                     Statutory tax rate                                             36%              36%              36%
                                                                            =============    =============    =============

                     Theoretical tax benefit                                 $  (2,511)        $ (1,204)        $ (1,266)
                     Decrease in benefit:
                      Effect of adjustments of the results for tax
                        purposes according to the CPI                               (7)             (16)             (18)
                      Carryforward losses and other for which deferred
                        taxes were not recorded                                  2,518            1,220            1,284
                                                                            -------------    -------------    -------------

                     Income taxes in the statements of operations           $         -      $        -       $        -
                                                                            =============    =============    =============

              e.     Loss from continuing operations, before minority interest:

                                                                                      Year ended December 31,
                                                                         --------------------------------------------------
                                                                             2001              2000              1999
                                                                         -------------    ---------------    --------------

                     Domestic                                              $  (7,182)       $  (2,500)         $  (2,152)
                     Foreign                                                     206             (845)            (1,365)
                                                                         -------------    ---------------    --------------

                                                                           $  (6,976)       $  (3,345)         $  (3,517)
                                                                         =============    ===============    ==============

         f. As the realization of deferred tax assets in the future is uncertain, no deferred taxes were provided.

NOTE 12:-     GEOGRAPHIC INFORMATION

              Segment information:

            The Company manages its business on a basis of one reportable segment: networking solutions (See Note 1 for a brief description of the Company's business). Total revenues are attributed to geographic areas based on location of end customers. This data is presented in accordance with IAS 14 "Segment Reporting".

            The following presents total revenues for the years ended December 31, 2001, 2000 and 1999 and long-lived assets, as of December 31, 2001, 2000 and 1999:

                                            2001                           2000                           1999
                                -----------------------------  -----------------------------  -----------------------------
                                -------------                  -------------                  -------------  --------------
                                   Total        Long-lived        Total        Long-lived        Total        Long-lived
                                  revenues        assets         revenues        assets         revenues        assets
                                -------------  --------------  -------------  --------------  -------------  --------------

              Israel                   $ 273         $ 1,272          $ 860           $ 892         $2,647           $ 749
              United States            1,176               9          1,970              61          3,215             177
              Europe                       -               -            397              65          1,958             165
                                -------------  --------------  -------------  --------------  -------------  --------------

                                     $ 1,449         $ 1,281        $ 3,227         $ 1,018         $7,820         $ 1,091
                                =============  ==============  =============  ==============  =============  ==============

NOTE 13:-   SELECTED STATEMENTS OF OPERATIONS DATA

            a. Research and development costs, net:

                                                                   Year ended December 31,
                                                       ------------------------------------------------
                                                            2001            2000             1999
                                                       ---------------  --------------   --------------

           Salaries, wages and employee benefits           $ 5,600          $ 3,043          $ 1,836
           Materials and subcontractors                        292              514               54
           Amortization of prepaid development costs           542              267                -
           Other                                             1,000              574              475
                                                       ---------------  ---------------  --------------

                                                             7,434            4,398            2,365
           Less - royalty bearing grants (Note 9a)               -                -             (518)
                                                       ---------------  ---------------  --------------

                                                           $ 7,434          $ 4,398          $ 1,847
                                                       ===============  ===============  ==============

Two.          Other operating charges (income), net:

            During 2001, the Company has carried out a plan to focus on the network processor market (see Note 1a). As part of the plan, the Company wrote-off certain balances related to the legacy family of products.

NOTE 13:-     SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

              c.     Financial income:
                                                                                    Year ended December 31,
                                                                           ------------------------------------------------
                                                                               2001             2000             1999
                                                                           -------------  ---------------  ----------------

                     Income:
                     Interest on short-term bank deposits and
                       gains on marketable securities                          $ 1,344          $ 818            $ 521
                     Gains arising from foreign currency
                       translation adjustments                                      99              9              217
                                                                            -------------   -------------    ---------------

                                                                                 1,443            827              738
                                                                            -------------   -------------    ---------------
                     Expenses:
                     Interest, bank charges and losses on
                       marketable securities                                        13             40               43
                     Losses arising from foreign currency
                       translation adjustments                                       3             61               86
                                                                            -------------   -------------    ---------------

                                                                                    16            101              129
                                                                            -------------   -------------    ---------------

                                                                               $ 1,427          $ 726            $ 609
                                                                            =============   =============    ===============
Four.         Other income:

                      Amortization of deferred gain from issuance of
                         subsidiary's Ordinary shares to a third party
                                                                               $ 799          $ 1,138           $    -
                      Write-off of investment in an affiliate                      -             (673)               -
                      Other                                                       14                -                -
                                                                           ---------------  --------------   --------------


                                                                               $ 813          $   465           $    -
                                                                           ===============  ==============   ==============

NOTE 14:-     TRANSACTIONS WITH RELATED PARTIES

               Legal expenses:
                 Professional fees to an entity controlled by a
                  shareholder                                                  $ 119         $    148          $    67
                                                                           ===============  ==============   ==============

NOTE 15:-     SUBSIDIARIES
                                                                          Percentage of
                                                                          ownership and             Jurisdiction of
                                                                             control                 incorporation
                                                                          ----------------         ------------------

              LanOptics Inc. - inactive as of  February 2002                      100                     U.S.A.
              LanOptics Plc. - inactive as of June 2000                           100                     U.K.
              NetGuard Ltd. - inactive as of February 2001                       92.5                     Israel
              NetGuard Inc.(1) - inactive as of November 2000                     100                     U.S.A.
              NetGuard Plc. (1) - inactive as of February 2001                    100                     U.K.
              EZChip Ltd. (2)                                                      57                     Israel
              EZChip Inc. (3)                                                     100                     U.S.A.

      (1) Represents the percentage of holdings by NetGuard Ltd.

      (2) Represents the percentage of holdings in all classes of shares which is composed of the following: Ordinary Shares 90.74%, Preferred B Shares 9.11%. Preferred Shares of EZChip confer the same voting rights as Ordinary Shares.

      (3) Represents the percentage of holdings by EZChip Ltd.


NOTE 16:-   EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND
            U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS

         a. The consolidated financial statements of LanOptics conform with accounting principles generally accepted in Israel (Israeli GAAP) which differ in certain respects from those followed in the U.S., as described below:

            1) Deferred income taxes:

               Under U.S. GAAP, paragraph 9(f) of SFAS No. 109, "Accounting for Income Taxes", creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into U.S. dollars using historical exchange rates and that result from (i) changes in exchange rate or (ii) indexing for tax purposes.

               Under Israeli GAAP, companies reporting in or linked to the U.S. dollar provide deferred income taxes on differences between the financial reporting and tax bases of assets and liabilities.

               Under U.S. GAAP, deferred taxes are provided on undistributed tax exempt profits of domestic subsidiaries in Israel.

         Under Israeli GAAP, income taxes are not provided on the undistributed tax exempt profits of an "approved enterprise", whose such profits have been reinvested and will not be distributed to the Company's shareholdres.

         Under U.S. GAAP, deferred income taxes should be provided for the gain resulting from the issuance of shares in subsidiary to a third party.

         Under Israeli GAAP, deferred income taxes should not be provided for gain resulting from the issuance of shares in subsidiary to a third party.

         Under U.S. GAAP, deferred income taxes should be provided for the realization of investment in subsidiaries that management intends to retain.

         Under Israeli GAAP, deferred income taxes should not be provided for the realization of investments in subsidiaries that management intends to retain.

              2)    Deferred tax assets consist of the following:

                                                                       December 31,
                                                            ------------------------------------
                                                                 2001                2000
                                                            ----------------    ----------------

            Provision for vacation and severance pay          $    238            $     76
            Deferred tax liability from decrease in
              interest in a subsidiary                               -                 697
            Loss carryforward                                   11,059               9,863
                                                            ----------------    ----------------

            Deferred tax assets before valuationallowance       11,297              10,636
            Less - valuation allowance                         (11,297)            (10,636)
                                                            ----------------    ----------------

            Net deferred tax assets                          $       -           $       -
                                                            ================    ================

         During the year ended December 31, 2001, the Company and its subsidiaries in Israel, in the U.S. and in the U.K have provided valuation allowances of $661 and increased the valuation allowance to $11,297 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that the deferred tax assets regarding the loss carryforwards and other temporary differences will not be realized.

      2. Gain from issuance of subsidiary's Ordinary shares to a third party:

         Under Israeli GAAP, the gain from the issuance of a development stage subsidiary's Ordinary shares to third party, was recorded as a deferred gain from issuance of a subsidiary's Ordinary shares and amortized according to the higher of (i) amortization over a three years period (ii) the Company's interest in the subsidiary's losses.

         For the years ended December 31, 2001 and 2000 the amortization of the deferred gain amounted to $799 and $1,138, respectively. As of December 31, 2001, the deferred gain was completely amortized.

         Under U.S. GAAP, the gain from the issuance of a development stage subsidiary's Ordinary shares to a third party, is accounted for as an equity transaction in consolidation.

      3. Preferred shares of a subsidiary:

         Under Israeli GAAP, a subsidiary's losses are attributed to the different classes of the subsidiary's shares according to the ownership level, which is determined by liquidation preference.

         For the years ended December 31, 2001 and 2000 an amount of $7,002 and $2,882 respectively, was attributed to the holders of Preferred shares of the subsidiary and was recorded as a minority interest in earnings or losses of a subsidiary.

         Under U.S. GAAP, the issuance of subsidiary's Preferred shares to a third party, should be accounted for as a separate component of minority interest, Preferred shares of subsidiary, that does not participate in the losses of the subsidiary.

      4. Earning (loss) per share:

         According to Israeli GAAP (Opinion No. 55), the dilutive effect of options is included in the computation of basic earning (loss) per share if their exercise is considered to be probable, based on the relationship between the market price of the shares issuable upon the exercise of the options and the discounted present value of the future proceeds derived from the exercise of such options.

         According to U.S. GAAP basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No.128 "Earnings Per share"("SFAS No. 128").

         For the years ended December 31, 2001, 2000 and 1999, all outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such stock options were antidilutive. The total weighted average number of Ordinary shares related to options and warrants excluded from the calculation of diluted net loss per share were 294,989, 313,614 and 584,121 for the years ended December 31, 2001 ,2000 and 1999, respectively.

      5. Functional currency:

         According to Israeli GAAP, the Company adjusts its financial statements according to the changes in the exchange rate of the U.S. dollar in conformity with section 29b to Statement 36 of the Institute of Certified Public Accountants in Israel.

         According to U.S. GAAP, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation". All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses ,as appropriate.

         A majority of the Company's sales is made outside Israel, mainly in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

         Accordingly there is no material difference between Israeli and U.S. GAAP.

     6.  Marketable securities:

         Marketable securities designated for sale in the short-term are carried at fair-value, in accordance with Statement of Opinion No. 44, of the Institute of Certified Public Accountants In Israel.

         According to U.S. GAAP, management determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. As of December 2001 and 2000, all marketable securities were designated as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

         The gross realized gains on sale of available-for-sale securities totaled $ 42 and $ 114 in 2001 and 2000, respectively.

         As of December 31, 2001 and 2000, net unrealized gain amounted to $119 and $17, respectively.

         The amortized cost and estimated fair value of debt and marketable equity securities as at December 31, 2001 and 2000 by contractual maturity are shown below:

                                                    2001                                         2000
                             -------------------------------------------- --------------------------------------------
                                          Gross      Gross                             Gross      Gross
                             Amortized  unrealized unrealized   Market    Amortized  unrealized unrealized   Market
                               cost       gains      losses     value       cost       gains      losses     value
                             ---------- ---------- ---------------------- ---------- ---------- ----------------------
          Available-for-sale:
          U.S. and European
          corporate debts
          securities         $ 17,554     $ 119       $  -    $ 17,673    $ 14,434     $  17      $   -    $ 14,451
                             ---------- ---------- ---------------------- ---------- ---------- ----------------------

                             $ 17,554     $ 119       $  -    $ 17,673    $ 14,434     $  17      $   -    $ 14,451
                             ========== ========== ====================== ========== ========== ======================

                                                                          2001
                                                           ------------------------------------
                                                              Amortized            Market
                                                                cost                value
                                                           ----------------    ----------------
             Available-for-sale:
             Matures in one year                              $  13,933           $  14,027
             Matures after one year through three years           3,621               3,646
                                                           ----------------    ----------------

             Total                                            $  17,554           $  17,673
                                                           ================    ================

      7. Comprehensive income (loss):

         Under Israeli GAAP, gross unrealized gains are recorded in the Company's statements of operations.

         Under Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), the company should include and display specific income component as part of the shareholders equity.

         As of December 31, 2001 and 2000, net unrealized gains on available-for-sale marketable securities amounted to $ 119 and $ 17, respectively.

      8. Cumulative dividends on preferred shares:

         Under Israeli GAAP, cumulative dividends on Preferred shares do not effect the basic and diluted net earnings (loss) per share.

         Under U.S. GAAP, cumulative dividends on Preferred shares reduce earnings available to Ordinary shareholders, even if they are not declared. This reduction of earnings effects the basic and diluted net earnings (loss) per share.

         There was no material difference between Israeli and U.S. GAAP for all periods presented.

      9. Recently issued accounting pronouncements in the U.S.

         In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). Although SFAS 144 supersedes FASB Statement No. 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Also, the accounting model used in SFAS 121 for long-lived assets to be disposed of by sale (lower of carrying amount or fair value less cost to sell) is broadened by SFAS 144 to include discontinued operations if a component of an entity has met the "held for sale" criteria. SFAS 144 also supersedes the accounting and reporting provisions of APB - 30. Therefore, discontinued operations will no longer be measured on a net realizable value basis and future operating losses will no longer be recognized before they occur. SFAS 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business).

         The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's financial statements.

         b. The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

                  1.     On statement of operations items:

                                                                                          Year ended December 31,
                                                                              -------------------------------------------
                                                                                  2001           2000           1999
                                                                              -------------  -------------   ------------
                  Net loss according to Israeli GAAP                            $    350         $(6,600)       $ (7,484)

                  Gain from issuance of subsidiary's Ordinary shares
                    to third party                                                  (799)         (1,138)              -
                  Minority interest in losses of subsidiary -
                    Preferred shares                                                   -          (7,002)          (2,882)
                  Unrealized gains on marketable securities                         (119)            (17)            149

                  Income tax effect from discontinued operations                       -               -             (75)
                                                                               ------------    -----------     ----------
                  Net loss according to U.S. GAAP                                $(7,570)      $ (10,637)       $ (7,410)
                                                                               ============    ===========     ==========

                  Net earnings (loss) per share as reported according
                    to Israeli GAAP(basic and diluted)                           $  0.05       $   (0.97)        $ (1.16)
                                                                               ============    ===========     ==========

                  Net loss per share according to U.S. GAAP
                    (basic and diluted)                                          $ (1.04)      $   (1.56)        $ (1.15)
                                                                               ============    ===========     ==========

                  Net loss per share from continuing operations
                    according to U.S. GAAP (basic and diluted)                   $ (1.07)       $  (0.64)        $ (0.53)
                                                                                ============    ===========     ==========

                  Net earnings (loss) per share from discontinued
                    operations according to U.S. GAAP (basic and diluted)        $  0.03        $  (0.92)        $ (0.62)
                                                                                ============    ===========     ==========

                  Weighted average number of Ordinary shares used in
                    computing net losses per share under U.S GAAP
                    basic and diluted)                                           7,287,715        6,804,043       6,423,932
                                                                                ============    ===========     ==========

            2.     On balance sheet items:

                                                   December 31, 2001                         December 31, 2000
                                         ---------------------------------------  -----------------------------------------
                                           As per                      As per       As per                       As per
                                           Israeli                      U.S.        Israeli                       U.S.
                                            GAAP        Adjustment      GAAP         GAAP        Adjustment       GAAP
                                         ------------  -------------  ----------  ------------  -------------  ------------
         Other accounts payable and
           accrued expenses (1)            $   1,907     $       -     $   1,907   $   5,353        $  (799)     $   4,554
         Preferred shares of a                15,295         9,884        25,179      22,297          2,882         25,179
            subsidiary (2)
         Shareholders' equity (1),(2)          5,523        (9,884)       (4,361)      5,158         (2,083)         3,075
         Total liabilities and
            shareholders' equity (1),(2)   $  24,220     $       -     $  24,220   $  34,568        $     -      $  34,568

       (1)   Gain from issuance of a development stage subsidiary's Ordinary shares - see Note 16a.2.

       (2)   Issuance of Preferred shares to a third party in a subsidiary - see Note 16a.3


NOTE 17:-   SUBSEQUENT EVENTS (UNAUDITED)

         In April 1, 2002 the Company completed the listing of its shares for trade in the Tel-Aviv Stock Exchange ("TASE").

         As part of the listing on the TASE, the Company retired all of its Deferred shares (1,000) at their nominal value which is lower than $1.


                       - - - - - - - - - - - - - - - - -