Form 20-F/A
period 2002-12-31
LANOPTICS LTD
filed 2003-01-24
CIK 892534

SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 20-F/A3

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


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

                  Not applicable.



                                   PART III


Item 17. Financial Statements.

                  Not applicable.

Item 18. Financial Statements.


                  Attached hereto.

Item 19. Exhibits.


Exhibit Number    Description
--------------    -----------

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


                                    LANOPTICS LTD.


                                    /s/ Dr. Meir D. Burstin
                                    ----------------------------------
                                    Dr. Meir D. Burstin
                                    Chairman of the Board of Directors



Date:    January 24, 2003

                                 CERTIFICATION

I, Dr. Meir D. Burstin, certify that:

1.       I have reviewed this annual report on Form 20-F of LanOptics Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


Date: January 24, 2003
      ----------------

                                                /s/ Dr. Meir D. Burstin
                                                -------------------------
                                                Dr. Meir D. Burstin
                                                Chairman

                                 CERTIFICATION

I, Dror Israel, certify that:

1.       I have reviewed this annual report on Form 20-F of LanOptics Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cashflows of the registrant as of, and for, the periods presented in this annual report.


Date: January 24, 2003
      ----------------

                                                /s/ Dror Israel
                                                -----------------
                                                Dror Israel
                                                Director of Finance

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


                       CONSOLIDATED FINANCIAL STATEMENTS


                            AS OF DECEMBER 31, 2001


                                IN U.S. DOLLARS




                                     INDEX


                                                                          Page
                                                                        --------

Report of Independent Auditors                                             F-2

Consolidated Balance Sheets                                              F-3 - 4

Consolidated Statements of Operations                                       F-5

Statements of Changes in Shareholders' Equity                               F-6

Consolidated Statements of Cash Flows                                    F-7 - 8

Notes to Consolidated Financial Statements                              F-9 - 39




                                - - - - - - - -




                                             LANOPTICS LTD AND ITS SUBSIDIARIES.


ERNST & YOUNG             Kost Forer & Gabbay               Phone: 972-3-6232525
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




Tel-Aviv, Israel                                      KOST FORER & GABBAY
February 20,2002                               A Member of Ernst & Young Global





                                                                 LANOPTICS LTD AND ITS SUBSIDIARIES.
CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                               December 31,
                                                                       ------------------------------
                                                                           2001             2000
                                                                       -------------    -------------
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                              $   2,798          $ 4,639
  Short-term bank deposits   (Note 3b)                                           -           10,636
  Marketable securities  (Note 3a)                                          17,673           14,451
  Trade receivables (net of allowance for doubtful accounts of
   $ 51 and $ 418 as of December 31, 2001 and 2000, respectively)               26              722
  Other accounts receivable and prepaid expenses (Note 4)                      408              591
  Inventories (Note 5)                                                           -              129
                                                                       -------------    -------------

Total current assets                                                        20,905           31,168
                                                                       -------------    -------------

LONG TERM INVESTMENTS:
  Prepaid development and production costs (Note 6)                          1,325            1,867
  Severance pay fund                                                           709              515
                                                                       -------------    -------------

Total long term investments                                                  2,034            2,382
                                                                       -------------    -------------

PROPERTY AND EQUIPMENT, NET (Note 7)                                         1,281            1,018
                                                                       -------------    -------------

Total assets                                                              $ 24,220         $ 34,568
                                                                       =============    =============




The accompanying notes are an integral part of the consolidated financial statements.




                                                                 LANOPTICS LTD AND ITS SUBSIDIARIES.
CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)


                                                                               December 31,
                                                                       -----------------------------
                                                                           2001            2000
                                                                       -------------    ------------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                        $     473        $     930
  Other accounts payable and accrued expenses (Note 8)                      1,907            5,353
                                                                      -------------    -------------

Total current liabilities                                                   2,380            6,283
                                                                      -------------    -------------

ACCRUED SEVERANCE PAY                                                       1,022              727
                                                                      -------------    -------------

MINORITY INTEREST                                                               -              103
                                                                      -------------    -------------

PREFERRED SHARES IN A SUBSIDIARY (Note 1c)                                 15,295           22,297
                                                                      -------------    -------------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY:
  Share capital (Note 10):
   Ordinary shares of NIS 0.02 par value -
   Authorized:  10,000,000 shares as of December 31, 2001 and
     2000;  Issued  and  outstanding:  7,290,777 and 7,284,652
     shares as of December 31, 2001 and 2000, respectively                     56               56
   Deferred shares of NIS 1 par value -
   Authorized, Issued and outstanding: 1,000 shares as of
     December 31, 2001 and 2000                                               -*)              -*)
  Additional paid-in capital                                               24,792           24,777
  Accumulated deficit                                                     (19,325)         (19,675)
                                                                      -------------    -------------

Total shareholders' equity                                                  5,523            5,158
                                                                      -------------    -------------

Total liabilities and shareholders' equity                               $ 24,220         $ 34,568
                                                                      =============    =============

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.





                                                                 LANOPTICS LTD AND ITS SUBSIDIARIES.
CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                      Year ended December 31,
                                                               ---------------------------------------
                                                                  2001          2000          1999
                                                               -----------   -----------   -----------
Revenues (Note 12)                                             $   1,449     $   3,227     $   7,820

Costs of revenues                                                  1,049         1,704         8,036
                                                               -----------   -----------   -----------

Gross profit (loss)                                                  400         1,523          (216)
                                                               -----------   -----------   -----------

Operating expenses:
  Research and development, net (Note 13a)                         7,434         4,398         1,847
  Selling and marketing, net                                       1,387           782         1,394
  General and administrative                                       1,141           879           421
  Other operating charges (income) (Note 13b)                       (346)            -           248
                                                               -----------   -----------   -----------

                                                                   9,616         6,059         3,910
                                                               -----------   -----------   -----------

Operating loss                                                    (9,216)       (4,536)       (4,126)
Financial income, net (Note 13c)                                   1,427           726           609
Other income, net (Note 13d)                                         813           465             -
                                                               -----------   -----------   -----------

Loss from continuing operations, before minority interest         (6,976)       (3,345)       (3,517)
Minority interest in losses of subsidiaries                        7,105         2,997            24
                                                               -----------   -----------   -----------

Income (loss) from continuing operations                             129          (348)       (3,493)
                                                               -----------   -----------   -----------

Discontinued operations:
  Loss from discontinued operations
     of a segment of a business                                        -        (5,546)       (3,991)
  Income (loss) on disposal of a segment of a business               221          (706)            -
                                                               -----------   -----------   -----------
                                                                     221        (6,252)       (3,991)
                                                               -----------   -----------   -----------

Net income (loss)                                                  $ 350      $ (6,600)     $ (7,484)
                                                               ===========   ===========   ===========

Basic and diluted net earnings (loss) per share from
  continuing operations                                            $ 0.02     $  (0.05)    $  (0.54)
                                                               ===========   ===========   ===========

Basic and diluted net earnings (loss) per share from
  discontinued operations                                          $ 0.03       $ (0.92)      $ (0.62)
                                                               ===========   ===========   ===========

Basic and diluted net earnings (loss) per share                    $ 0.05       $ (0.97)      $ (1.16)
                                                               ===========   ===========   ===========

Weighted average number of Ordinary shares used in
  computing basic and diluted net earnings (loss)
  per share                                                     7,350,027     6,804,043     6,423,932
                                                               ===========   ===========   ===========

The accompanying notes are an integral part of the consolidated financial statements.






                                                                                                 LANOPTICS LTD AND ITS SUBSIDIARIES.
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S dollars in thousands (except share data)



                                              Number of shares
                                         ---------------------------                Additional                             Total
                                           Ordinary      Deferred       Share        paid-in         Accumulated       shareholders'
                                            shares        shares       capital       capital           deficit            equity
                                         ------------- -------------  -----------  -------------  ------------------  --------------

Balance as of January 1, 1999              5,696,835       1,000         $ 48         $ 21,623       $ (5,591)           $ 16,080
   Net loss                                        -           -            -                -         (7,484)             (7,484)
   Exercise of options                       162,500           -            1              405              -                 406
   Issuance of shares                        725,000           -            3            2,096              -               2,099
                                         ------------- -------------  -----------  -------------  ------------------  --------------

Balance as of December 31, 1999            6,584,335       1,000           52           24,124        (13,075)             11,101

   Net loss                                        -           -            -                -         (6,600)             (6,600)
   Exercise of options                        92,125           -          -*)              403              -                 403
   Exercise of warrants                      608,192           -            4              250              -                 254
                                         ------------- -------------  -----------  -------------  ------------------  --------------

Balance as of December 31, 2000            7,284,652       1,000           56           24,777        (19,675)              5,158

   Net income                                      -           -            -                -            350                 350
   Exercise of options                         6,125           -          -*)               15              -                  15
                                         ------------- -------------  -----------  -------------  ------------------  --------------

Balance as of December 31, 2001            7,290,777       1,000        $  56        $  24,792     $  (19,325)            $ 5,523
                                         ============= =============  ===========  =============  ==================  ==============

*) Represents an amount lower than $1.



The accompanying notes are an integral part of the consolidated financial statements.





                                                                 LANOPTICS LTD AND ITS SUBSIDIARIES.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                       Year ended December 31,
                                                                ---------------------------------------
                                                                   2001          2000          1999
                                                                -----------    ----------   -----------
Cash flows from operating activities:
-------------------------------------
Net income (loss)                                                  $  350     $  (6,600)    $  (7,484)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
   Depreciation                                                       536           638         1,749
   Amortization of prepaid production and development costs           542           267             -
   Write-off of property and equipment related to                       -           156           334
      discontinued operations
   Write-off of capitalized software development costs                  -           790         1,284
      related to discontinued operations
   Impairment of property and  equipment                              210             -             -
   Write-off of  inventories                                          129            67         4,266
   Unrealized gain on marketable securities                          (161)         (131)            -
   Minority interest in losses of subsidiaries                     (7,105)       (2,997)          (24)
   Write-off of investment in an affiliate                              -           673             -
   Loss (gain) on sale of property and equipment                      (14)          269            24
   Decrease in trade receivables                                      696           643         2,024
   Decrease in other accounts receivable and prepaid expenses         183            91           204
   Increase (decrease) in trade payables                             (457)           89          (319)
   Increase (decrease) in accrued expenses on disposal               (540)          706             -
         of segment
   Increase (decrease) in other accounts payable and               (2,906)         (585)         (736)
         accrued expenses
   Accrued severance pay, net                                         101            26           (97)
                                                                -----------   -----------   -----------

Net cash provided by (used in) operating activities                (8,436)       (5,898)        1,225
                                                                -----------   -----------   -----------

Cash flows from investing activities:
------------------------------------
Investment in short-term bank deposits                             (2,504)      (10,780)       (8,177)
Investment in marketable securities                               (12,522)      (13,976)       (1,790)
Proceeds from short-term bank deposits                             13,140         8,673         5,500
Proceeds from sale of marketable securities                         9,461           686         1,149
Purchase of property and equipment                                 (1,127)         (870)         (649)
Proceeds from sale of property and equipment                          132            79           544
Capitalization of software development costs                            -          (352)         (710)
                                                                -----------   -----------   -----------

Net cash provided by (used in) investing activities                 6,580       (16,540)       (4,133)
                                                                -----------   -----------   -----------


The accompanying notes are an integral part of the consolidated financial statements.





                                                                 LANOPTICS LTD AND ITS SUBSIDIARIES.
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                     Year ended December 31,
                                                             -----------------------------------------
                                                                2001           2000           1999
                                                             -----------   -------------   -----------

Cash flows from financing activities:
Proceeds from issuance of Ordinary shares, net                       -             -           2,099
Proceeds from issuance of subsidiary's Preferred shares
  to a third party, net                                              -        25,179               -
Proceeds from exercise of options and warrants                      15           657             406
                                                             -----------   -------------   -----------

Net cash provided by financing activities                           15        25,836           2,505
                                                             -----------   -------------   -----------

Increase (decrease) in cash and cash equivalents                (1,841)        3,398            (403)
Cash and cash equivalents at the beginning of the year           4,639         1,241           1,644
                                                             -----------   -------------   -----------

Cash and cash equivalents at the end of the year               $ 2,798       $ 4,639         $ 1,241
                                                             ===========   =============   ===========

Non-cash activities:
Development and production costs upon issuance of
 subsidiary's Ordinary shares:
  Development and production costs                           $        -      $ 2,134       $       -
  Deferred gain from Issuance of subsidiary's Ordinary
   shares to a third party                                           -        (1,938)              -
  Minority interest                                                  -          (196)              -
                                                             -----------   -------------   -----------
                                                             $        -    $        -      $       -
                                                             ===========   =============   ===========



The accompanying notes are an integral part of the consolidated financial statements.




                                             LANOPTICS LTD AND ITS SUBSIDIARIES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


NOTE 1:-    GENERAL

            a. LanOptics Ltd. (the "Company"), an Israeli Corporation, was incorporated under the laws of the State of Israel in 1990. The Company's major business was the development, manufacture and marketing under three segments - networking solutions, network processors and Internet applications. The networking solutions operation consisted the operations and assets of the Company, that improve corporate Local Area Networks (LANs) and Wide Area Networks (WANs) connectivity and performance. The network processors operations consists of EZChip Technologies Ltd., a fabless semiconducter company providing 10/40 Gigabit network processors for next-generation 10-Gigabit switches and routers. EZChip Technologies Ltd. was established in 1999 as a wholly-owned subsidiary of the Compnay. The development of EZChip's products, which are a mature evolution of its legacy LAN and WAN products, commenced within the Company. Beginning mid 1999, the Company gradually reduced and ultimately ceased the research and development of its LAN and WAN products and focused on the research and development of EZChip's products. During 2001, EZChip established a wholly-owned subsidiary, EZChip Inc., in the United States which is engaged in the marketing of the EZChip products. The Internet applications operations consisted of (a) NetGuard Ltd. and its subsidiaries NetGuard Inc and NetGuard Plc, and
                  (b) NetXchange Ltd and its subsidiary NetXchange Inc. At the end of 1998, the Company's management determined to discontinue the operations of NetXchange and in February 2001 the Company's management determined to discontinue the operations of NetGuard which resulted in the discontinuation of the Internet applications operation.

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


NOTE 1:-    GENERAL (cont.)

                  As a result of the NetGuard's closure as mentioned above, the results of operations of NetGuard were reported separately as discontinued operations in the statements of operations for the three years in the period ended December 31, 2001, and are summarized as follows:


                                                                     Year ended December 31,
                                                             ----------------------------------------
                                                                2001          2000           1999
                                                             -----------   ------------   -----------

                 Revenues                                      $ 1,092       $ 5,125        $ 4,542
                 Cost of revenues                                 (260)       (1,745)        (1,056)
                 Research and development expenses                (126)       (1,110)          (750)
                 Selling, general and administrative              (504)       (8,453)        (4,870)
                   expenses
                 Special charges                                     -             -         (1,856)
                 Financial income (expenses)                        19           (69)            23
                 Other expenses, net                                 -             -            (24)
                                                             -----------   ------------   -----------

                 Net income (loss)                               $ 221      $ (6,252)      $ (3,991)
                                                             ===========   ============   ===========


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

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

            h.    Property and equipment:

                  Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:


                                                                                  %
                                                                       -------------------------
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

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (cont.)

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


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (cont.)

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


NOTE 4:-    OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES


                                                           December 31,
                                                    ----------------------------
                                                       2001             2000
                                                    ------------    ------------
            Government authorities                      $   91            $  62
            Employees                                      126               86
            Prepaid expenses                               109               76
            Property and equipment held for sale             -              151
            Others                                          82              216
                                                    ------------    ------------
                                                        $  408            $ 591
                                                    ============    ============

NOTE 5:-    INVENTORIES

                                                           December 31,
                                                    ----------------------------
                                                       2001             2000
                                                    ------------    ------------
            Work in progress                          $      -         $    95
            Finished products                                -              34
                                                    ------------     -----------
                                                      $      -         $   129
                                                    ============     ===========


NOTE 6:-    PREPAID DEVELOPMENT AND PRODUCTION COSTS

            During 2000, the Company recorded prepaid development and production costs in the amount of $ 2,134 pursuant to an agreement signed between EZChip and IBM. According to the agreement, EZChip issued to IBM fully vested non-forfeitable Ordinary shares and is also obligated to future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, which consist as follows: Development - Access to unique semiconductor communications cores and technologies, such as Cu-11, Production - IBM will develop specialized high-performance embedded DRAM cores, which meet the rigorous requirements of EZchip's 10-Gigabit wire-speed processing. The fair value of these services was measured in accordance with EITF 96-18 "Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Good or Services" ("EITF 96-18") and recorded as an asset in accordance with EITF 00-18 " Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees" ("EITF 00-18") (See
            Note 1c).

            The Ordinary shares which were issued were valued in accordance with EZchip's fair value at the date of this agreement based on a valuation performed by the company's CFO. In addition, the Company performed a valuation of the development services, based on estimations performed by the Company's CEO of the scope of the anticipated efforts involved, using his best judgment and experience, as well as his acquaintance with the market price for similar developments. The remainder of the value of the shares issued to IBM was allocated to production services. Accordingly, prepaid costs totaling $ 2,134 thousand, were allocated between prepaid development services of $ 1,500 thousand, and prepaid production services of $ 634 thousand.

            Development costs are amortized upon achievement of milestones determined in the agreement.

            Production costs will be included in cost of sales based on quantities produced. The production costs will be amortized according to the ratio of units produced and the estimated units to be manufactured.

NOTE 6:-    PREPAID DEVELOPMENT AND PRODUCTION COSTS (Cont.)

            For the year ended December 31, 2001 and 2000, amortization expenses related to the development costs amounted to $ 542 and $ 267, respectively. Production costs were not yet amortized as EZChip had not yet commenced production.

            At each balance sheet date, the unamortized capitalized development and production costs are compared to the net realizable value of the prepaid development and production costs. The amount by which the unamortized capitalized costs exceed the net realizable value of that asset is written-off. The net realizable value is the estimated future gross income from that product reduced by the estimated future costs of completing and selling that product. As of December 31, 2001 no write off was deemed necessary.


NOTE 7:-    PROPERTY AND EQUIPMENT, NET
                                                                               December 31,
                                                                       ------------------------------
                                                                           2001             2000
                                                                       -------------    -------------
            Cost:
              Office furniture and equipment                            $        7         $    522
              Computers, software and electronic equipment                   2,324            4,453
              Motor vehicles                                                    82              121
              Leasehold improvements                                             7              429
                                                                       -------------    -------------

                                                                             2,420            5,525
                                                                       -------------    -------------

            Accumulated depreciation                                         1,139            4,507
                                                                       -------------    -------------

            Depreciated cost                                             $   1,281       $    1,018
                                                                       =============    =============

            Depreciation expenses for the years ended December 31, 2001, 2000 and 1999 amounted to approximately $ 536, $638 and $896, respectively.

NOTE 8:-    OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES
                                                                               December 31,
                                                                       ------------------------------
                                                                           2001             2000
                                                                       -------------    -------------

            Employees and payroll accruals                              $    843         $    949
            Government authorities                                             -              110
            Accrued expenses                                                 898            2,392
            Provision for losses from discontinued operations                166              706
            Deferred gain from Issuance of subsidiary's Ordinary
              shares to a third party (1)                                      -              799
            Deferred revenues                                                  -              397
                                                                       -------------   --------------

                                                                        $  1,907         $  5,353
                                                                       =============   ==============

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

            b.    Lease commitments:

                  The Company and its subsidiaries lease their facilities under operating lease agreements, which will expire in 2006. The minimum lease payments under non-cancelable operating leases are as follows:

                                            Year ended December 31
                                          --------------------------

                       2002                        $ 146
                       2003                           99
                       2004                           60
                       2005                           40
                       2006                           20
                                          --------------------------
                                                   $ 365
                                          ==========================

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

                             Each holder of Series B Preferred shares shall be entitled to receive, when and if declared, non-cumulative dividends at the rate of 6% per annum from the original purchase date, prior and in preference to any declaration or payment of any dividend to the holders of Ordinary shares.

                             The dividend preference shall be allocated on a pro-rata basis between the holders of Series A Preferred shares and the holders of Series B Preferred Shares.


NOTE 10:-   SHAREHOLDERS' EQUITY (cont.)

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

                       f)    Liquidation preference:

                             The holders of Series B Preferred shares shall be entitled prior to and in preference to any payment to any of the holders of any other classes of shares an amount per each Preferred share equals to the higher of (i) two and a half times the purchase price plus all accumulated but unpaid dividends or (ii) the amount that the holder would receive on an as if converted basis.

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

NOTE 10:-   SHARE HOLDERS' EQUITY (cont.)

                  The following table is a summary of activity for the Company's stock options plans:

                                                      Year ended December 31,
                               -----------------------------------------------------------------------
                                        2001                    2000                    1999
                               ------------------------ ----------------------  ----------------------
                                             Weighted               Weighted                 Weighted
                                             average                 average                 average
                                 Number      exercise     Number    exercise      Number     exercise
                               of options     price     of options    price     of options    price
                               ------------ ----------- ----------- ----------  ------------ ---------
            Outstanding at
              the beginning     313,614       $ 3.95     437,864     $ 3.61       447,375     $2.57
              of the year

             Granted             20,000       $ 4.15           -     $    -       277,739     $4.43

             Exercised           (6,125)      $ 2.50     (92,125)    $ 4.37      (162,500)    $2.50

             Forfeited          (32,500)      $ 4.65     (32,125)    $ 3.43      (124,750)    $2.50

                               ------------ ----------- ----------- ----------  ------------ ---------

            Outstanding at the
              end of the year   294,989       $ 3.92     313,614     $ 3.95       437,864     $3.61
                               ============ =========== =========== ==========  ============ =========

            Exercisable
              options at the    231,660       $ 3.87     129,663     $ 3.61       130,501     $2.73
              end of the year
                               ============ =========== =========== ==========  ============ =========



                  The options outstanding as of December 31, 2001, have been separated into exercise prices, as follows:

                                  Options       Weighted                    Options
                                outstanding     average       Weighted    exercisable      Weighted
                                   as of       remaining      average        as of         average
                  Exercise      December 31,   contractual    exercise    December 31,     exercise
                    price           2001          life         price          2001          price
                --------------  -------------  ----------- ------------- -------------  -------------
                                                 Years
                                               ----------

                      $ 2.5        59,250         1.78            $ 2.5      51,375            $ 2.5
                      $ 4.15       20,000         4.87            $ 4.15      5,000            $ 4.15
                      $ 4.234     194,739         1.29            $ 4.234   162,285            $ 4.234
                      $ 4.25       15,000         1.37            $ 4.25     10,000            $ 4.25
                      $ 6          6,000          2.99            $ 6         3,000            $ 6
                                -------------               ------------- -------------  -------------
                                  294,989                        $  3.92    231,660            $ 3.87
                                =============               ============= =============  =============

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

NOTE 10:-   SHARE HOLDERS' EQUITY (cont.)


                  Pro forma information under SFAS 123:

                                                                      Year ended December 31,
                                                               --------------------------------------
                                                                 2001          2000          1999
                                                               ----------   -----------    ----------
                 Income (loss) from continuing operations
                   as reported                                  $  129       $  (348)       $ (3,493)
                                                               ==========    ===========    ==========

                 Income (loss) from discontinued
                   operations as reported                       $  221       $(6,252)       $ (3,991)
                                                               ==========    ===========    ==========

                 Net income (loss) as reported                  $  350       $  (6,600)     $ (7,484)
                                                               ==========    ===========    ==========

                 Pro forma loss from continuing
                   operations                                   $  (45)      $  (1,051)     $ (3,839)
                                                               ==========    ===========    ==========

                 Pro forma income (loss) from discontinued
                   operations                                   $  221       $  (6,252)     $ (3,991)
                                                               ==========    ===========    ==========

                 Pro forma net income (loss)                    $  176       $  (7,303)     $ (7,830)
                                                               ==========    ===========    ==========

                 Pro forma basic and diluted net loss per
                   share from continuing operations             $ (0.01)     $ (0.15)       $ (0.6)
                                                               ==========    ===========    ==========

                 Pro forma basic and diluted net earnings
                   (loss) per share from discontinued
                   operations                                   $ 0.03       $ (0.92)       $ (0.62)
                                                               ==========    ===========    ==========

                 Pro forma basic and diluted net earnings
                   (loss) per share                             $ 0.02       $ (1.07)       $ (1.22)
                                                               ==========    ===========    ==========

                  Weighted  average  fair values and  weighted  average  exercise  prices of options whose  exercise  price is equal to or exceeds  the  market  price of the shares at date of grant are as follows:


                                                    For exercise prices on the date of grant that
                                              -----------------------------------------------------------
                                                   Equal market price            Exceed market price
                                              -----------------------------  ----------------------------
                                                      December 31,                  December 31,
                                              -----------------------------  ----------------------------
                                                2001      2000      1999      2001      2000      1999
                                              --------- --------- ---------  --------  --------  --------

                 Weighted average exercise      $ 4.15    $ -       $ 4.44     $ -       $ -       $ 4.25
                 price

                 Weighted average fair
                 value on date of grant         $ 3.62    $ -       $ 4.17     $ -       $ -       $ 3.93


NOTE 10:-   SHARE HOLDERS' EQUITY (cont.)

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

                  The following table is a summary of activity for Ezchip's stock option plans:


                                                                    Year ended December 31,
                                                     -------------------------------------------------------
                                                                 2001                        2000
                                                     ----------------------------- -------------------------
                                                                      Weighted                    Weighted
                                                        Number         average        Number      average
                                                          of          exercise          of        exercise
                                                        options         price        options       price
                                                     -------------- -------------- ------------- -----------

                Outstanding at the beginning of
                  the year                            3,516,500       $0.45            -           $ -

                  Granted                             2,078,711       $1.00         3,531,500     $0.45
                  Forfeited                            (103,000)      $0.61           (15,000)    $0.61
                                                     -------------- -------------- ------------- -----------

                Outstanding at the end of the
                  year                                5,492,211       $0.65         3,516,500     $0.45
                                                     ============== ============== ============= ===========

                Exercisable options at the end
                  of the year                         1,654,375       $0.40             -           $ -
                                                     ============== ============== ============= ===========

                  The options outstanding as of December 31, 2001, have been separated into exercise  prices as follows:


                                                                                             Weighted
                                 Options        Weighted                    Option            average
                   Weighted    Outstanding      average      Weighted      exercisable       exercise
                   average        as of        remaining      average        as of             price
                   exercise    December 31,   contractual    exercise      December 31,      of options
                     price        2001            life        price           2001           exercisable
                 -----------  -------------  -------------  ----------    --------------   ---------------
                      $                          Years           $                                $
                 -----------                 -------------  ----------                     ---------------
                     0.40      2,960,000          5.34            0.4       1,654,375            0.40
                     0.72        448,500          5.41            0.72              -               -
                     1.00      2,083,711          7.24            1.00              -               -
                 -----------  -------------  -------------  ----------    --------------   ---------------
                               5,492,211                          0.65       1,654,375            0.40
                 ===========  =============  =============  ==========    ==============   ===============

NOTE 10:-   SHAREHOLDERS' EQUITY (cont.)

                  Weighted average fair values and weighted average exercise prices of options whose exercise price exceeds or is equal the market price of the shares at date of grant are as follows:


                                                                For exercise prices on the date of
                                                                          grant that are
                                                              ---------------------------------------
                                                                    Equal               Exceed
                                                                  fair value          fair value
                                                              -------------------  ------------------
                                                                 December 31,        December 31,
                                                              -------------------  ------------------
                                                               2001       2000      2001      2000
                                                              --------   --------  --------  --------

                 Weighted average exercise price                $ 1.00     $ 0.45  $     -     $ 0.64

                 Weighted average fair value on date of         $ 0.45     $ 0.21  $     -     $ 0.53
                 grant


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

            d. A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular statutory rate levied on corporations in Israel up to December 31, 2001, and the actual tax expense, is as follows:


                                                                     Year ended December 31,
                                                               -------------------------------------
                                                                 2001         2000          1999
                                                               ----------   ----------    ----------
                  Loss from continuing operations before
                   minority interest as reported in the
                   statements of operations from continuing
                   operations                                  $ (6,976)    $ (3,345)     $ (3,517)
                                                               ==========   ===========   ===========

                 Statutory tax rate                                  36%          36%           36%
                                                               ==========   ===========   ===========

                 Theoretical tax benefit                       $ (2,511)    $ (1,204)     $ (1,266)
                 Decrease in benefit:
                 Effect of adjustments of the results for
                   tax purposes according to the CPI                 (7)         (16)          (18)
                 Carryforward losses and other for which
                   deferred taxes were not recorded               2,518        1,220         1,284
                                                               ----------   -----------   -----------
                 Income taxes in the statements of operations  $      -     $      -      $      -
                                                               ==========   ===========   ===========

            e.    Loss from continuing operations, before minority interest:


                                                                    Year ended December 31,
                                                            -----------------------------------------
                                                               2001          2000            1999
                                                            -----------   ------------    -----------

                 Domestic                                   $  (7,182)    $  (2,500)      $  (2,152)
                 Foreign                                          206          (845)         (1,365)
                                                            -----------   -------------   -----------
                                                            $  (6,976)    $  (3,345)      $  (3,517)
                                                            ===========   =============   ===========

            f. As the realization of deferred tax assets in the future is uncertain, no deferred taxes were provided.

NOTE 12:-   SEGMENTS AND GEOGRAPHIC INFORMATION

            a.    Segment information:

                  The Company and its subsidiaries manage their business on the basis of two reportable segments differentiated by products: networking solutions and networking processors.

                  The networking solutions segment includes Fast Ethernet and Gigabit Ethernet Switches. The networking solutions operation improve corporate Local Area Networks (LANs) and Wide Area Networks (WANs) connectivity and performance.

                  The networking processors segment includes the design, development and marketing of 10/40 Gigabit network processor for next generation 10-Gigabit Switches and routers.


NOTE 12:-   SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

            The following data is presented in accordance with IAS 14:


                                          Year ended December 31, 2001       Year ended December 31, 2000
                                        ---------------------------------- ----------------------------------
                                        Networking   Networking            Networking   Networking
                                        solutions    processors   Total     solutions   processors   Total
                                        -----------  ----------- --------- ------------ ----------- ---------
Revenues
Sales to external customers               1,449            -       1,449     3,227            -       3,227
                                        ===========  =========== ========= ============ =========== =========
Results
Segments results                            276       (9,492)     (9,216)    1,135       (5,671)     (4,536)
                                        ===========  =========== ========= ============ =========== =========

Net loss from Ordinary activities                                 (9,216)                            (4,536)
Financial income                                                   1,427                                726
Other income, net                                                    813                                465
Minority interest in losses of                                     7,105                              2,997
  subsidiaries
                                                                 ---------                          ---------

Net income (loss) from continuing                                    129                               (348)
  operations
Net income (loss) from discontinuing                                 221                             (6,252)
operations
                                                                 ---------                          ---------

Net income (loss)                                                 $  350                            $(6,600)
                                                                 =========                          =========


                                                December 31, 2001                  December 31, 2000
                                        ---------------------------------- ----------------------------------
Assets and liabilities
Segments assets                           5,565       18,655      24,220     7,755       26,662      34,417
                                        ===========  ===========           ============ ===========
Assets of subsidiary that                                              -                                151
  discontinued its operations
                                                                 ---------                          ---------

Total assets                                                      24,220                             34,568
                                                                 =========                          =========

Segments liabilities                      1,447        1,789       3,236     4,934        1,473       6,407
                                        ===========  ===========           ============ ===========
Liabilities of subsidiary that
  discontinued its operations                                        166                                706
                                                                 ---------                          ---------

Total liabilities                                                  3,402                              7,113
                                                                 =========                          =========
Other segment information
Depreciation and amortization                 -        1,078       1,078       302          542         844
                                        ===========  ===========           ============ ===========
Depreciation and amortization of
  subsidiary that discontinued its                                     -                                 61
  operation
                                                                 ---------                          ---------

Total depreciation and amortization                                1,078                                905

Expenditures for long-lived assets           23        1,104       1,127       447          423         870
                                        ===========  =========== ========= ============ =========== =========



[TABLE CONTINUED]
                                       Year ended December 31, 1999
                                     ---------------------------------
                                     Networking  Networking
                                     solutions   processors    Total
                                     ----------- ------------ --------
Revenues
Sales to external customers            7,820           -        7,820
                                     =========== ============ ========
Results
Segments results                      (3,174)       (952)      (4,126)
                                     =========== ============ ========

Net loss from Ordinary activities                              (4,126)
Financial income                                                  609
Other income, net                                                   -
Minority interest in losses of                                     24
  subsidiaries
                                                              --------

Net income (loss) from continuing                              (3,493)
  operations
Net income (loss) from discontinuing                           (3,991)
operations
                                                              --------

Net income (loss)                                             $(7,484)
                                                              ========



NOTE 12:-   SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

            b. Total revenues are attributed to geographic areas based on location of end customers.

                  The following presents total revenues for the years ended December 31, 2001, 2000 and 1999 and long-lived assets, as of December 31, 2001, 2000 and 1999:


                                    2001                     2000                     1999
                           -----------------------  ------------------------ ------------------------
                             Total     Long-lived     Total     Long-lived     Total      Long-lived
                           revenues      assets     revenues      assets      revenues      assets
                           ----------  -----------  ----------  ------------ -----------  -----------

            Israel             $ 273      $ 1,272       $ 860         $ 892      $2,647        $ 749
            United States      1,176            9       1,970            61       3,215          177
            Europe                 -            -         397            65       1,958          165
                           ----------  -----------  ----------  ------------ -----------  -----------
                             $ 1,449      $ 1,281     $ 3,227       $ 1,018      $7,820      $ 1,091
                           ==========  ===========  ==========  ============ ===========  ===========

NOTE 13:-   SELECTED STATEMENTS OF OPERATIONS DATA


            a.    Research and development costs, net:

                                                                     Year ended December 31,
                                                              ---------------------------------------
                                                                 2001          2000         1999
                                                              ------------  ------------ ------------

                 Salaries, wages and employee benefits          $ 5,600       $ 3,043      $ 1,836
                 Materials and subcontractors                       292           514           54
                 Amortization of prepaid development costs          542           267            -
                 Other                                            1,000           574          475
                                                              ------------  ------------ ------------

                                                                  7,434         4,398        2,365
                 Less - royalty bearing grants (Note 9a)              -             -         (518)
                                                              ------------  ------------ ------------

                                                                $ 7,434       $ 4,398      $ 1,847
                                                              ============  ============ ============

            b.    Other operating charges (income), net:

                  During 2001, the Company has carried out a plan to focus on the network processor market (see Note 1a). As part of the plan, the Company wrote-off certain balances related to the legacy family of products.



            c.    Financial income:
                                                                     Year ended December 31,
                                                             -----------------------------------------
                                                                2001          2000           1999
                                                             ------------  ------------  -------------

                 Income:
                 Interest on short-term bank deposits and      $ 1,344         $ 818         $ 521
                   gains on marketable securities
                 Gains arising from foreign currency
                   translation adjustments                          99             9           217
                                                              -----------   ----------    ------------

                                                                 1,443           827           738
                                                              -----------   ----------    ------------
                 Expenses:
                 Interest, bank charges and losses on
                   marketable securities                            13            40            43
                 Losses arising from foreign currency
                   translation adjustments                           3            61            86
                                                              -----------   ----------    ------------

                                                                    16           101           129
                                                              -----------   ----------    ------------

                                                               $ 1,427         $ 726         $ 609
                                                              ===========   ==========    ============
d.          Other income:

                  Amortization of deferred gain from
                    issuance of subsidiary's Ordinary
                    shares to a third party                      $ 799       $ 1,138       $    -
                  Write-off of investment in an affiliate            -          (673)           -
                  Other                                             14             -            -
                                                              ------------  ------------ ------------


                                                                 $ 813       $   465       $    -
                                                              ============  ============ ============

NOTE 14:-   TRANSACTIONS WITH RELATED PARTIES

            Legal expenses:
              Professional fees to an entity controlled by
              a shareholder                                      $ 119       $   148       $   67
                                                              ============  ============ ============



NOTE 15:-   SUBSIDIARIES
                                                                Percentage of
                                                                ownership and        Jurisdiction of
                                                                   control            incorporation
                                                               ----------------      ----------------

            LanOptics Inc. - inactive as of February 2002              100                  U.S.A.
            LanOptics Plc. - inactive as of June 2000                  100                  U.K.
            NetGuard Ltd. - inactive as of February 2001              92.5                  Israel
            NetGuard Inc.(1) - inactive as of November 2000            100                  U.S.A.
            NetGuard Plc. (1) - inactive as of February 2001           100                  U.K.
            EZChip Ltd. (2)                                             57                  Israel
            EZChip Inc. (3)                                            100                  U.S.A.

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

NOTE 16:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

                       Under Israeli GAAP, income taxes are not provided on the undistributed tax exempt profits of an "approved enterprise", whose such profits have been reinvested and will not be distributed to the Company's shareholders.

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

                 2)   Deferred tax assets consist of the following:


                                                                                December 31,
                                                                        -----------------------------
                                                                           2001             2000
                                                                        ------------    -------------

                      Provision for vacation and severance pay          $    238        $     76
                      Deferred tax liability from decrease in
                        interest in a subsidiary                               -             697
                      Loss carryforward                                   11,059           9,863
                                                                        ------------    -------------

                      Deferred tax assets before valuation
                      allowance                                           11,297          10,636
                      Less - valuation allowance                         (11,297)        (10,636)
                                                                        ------------    -------------
                      Net deferred tax assets                           $       -       $       -
                                                                        ============    =============

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

NOTE 16:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

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

NOTE 16:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

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

NOTE 16:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

            The amortized cost and estimated fair value of debt and marketable equity securities as at December 31, 2001 and 2000 by contractual maturity are shown below:


                                          2001                                 2000
                           -----------------------------------------   -----------------------------------------
                                        Gross       Gross                          Gross        Gross
                           Amortized  unrealized  unrealized  Market   Amortized  unrealized  unrealized  Market
                             cost       gains      losses     value     cost       gains        losses     value
                           -----------------------------------------   -----------------------------------------
            Available-for-sale:
            U.S. and European
            corporate debts
            securities     $ 17,554    $ 119        $  -     $ 17,673   $ 14,434    $  17       $   -   $ 14,451
                           --------   --------    --------   --------   --------   --------   --------  --------

                           $ 17,554    $ 119        $  -     $ 17,673   $ 14,434    $  17       $   -   $ 14,451
                           ========   ========    ========   ========   ========   ========   ========  ========

                                                                   2001
                                                       ------------------------------
                                                        Amortized          Market
                                                           cost            value
                                                       -------------    -------------
          Available-for-sale:
          Matures in one year                           $  13,933        $  14,027
          Matures after one year through three              3,621            3,646
          years
                                                       -------------    -------------

          Total                                         $  17,554        $  17,673
                                                       =============    =============

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

NOTE 16:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

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

                  10.  Segment information:

                       According to Israeli GAAP, segment disclosures are provided in accordance with the guidance of International Accounting Standard No. 14, "Segment Reporting" ("IAS No. 14"), which defines a business segment as a distinguishable component of an enterprise that is engaged in providing an individual product or service (or a group of related products or services) and that is subject to risks and returns that are different from those of other business segments.

                       According to U.S. GAAP, segment disclosures are provided in accordance with the guidance of Statement of Financial Accounting Standard No. 131, "Segment Reporting" ("SFAS No. 131"), which defines a business as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise); (b) whose operating results are regularly reviewed by the enterprise's chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discreet financial information is available.

                       For all years presented, there were no material differences between those two disclosure requirements, as both definitions resulted in the same two reportable segments.

NOTE 16:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON THE FINANCIAL STATEMENTS (cont.)

            b. The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

                  1.   On statement of operations items:

                                                                        Year ended December 31,
                                                                   -----------------------------------
                                                                     2001         2000        1999
                                                                   ----------  -----------  ----------

                 Net loss according to Israeli GAAP                  $ 350      $(6,600)    $ (7,484)

                 Gain from issuance of subsidiary's Ordinary
                 shares to third party                                (799)      (1,138)           -
                 Minority interest in losses of subsidiary -        (7,002)      (2,882)           -
                 Preferred shares
                 Unrealized gains on marketable securities            (119)         (17)         149

                 Income tax effect from discontinued operations          -            -          (75)
                                                                -----------   ----------   ----------

                 Net loss according to U.S. GAAP                   $(7,570)    $(10,637)     $(7,410)
                                                                ===========   ==========   ===========

                 Net earnings (loss) per share as reported
                 according to Israeli GAAP(basic and diluted)      $  0.05     $  (0.97)     $ (1.16)
                                                                ===========   ==========   ===========

                 Net loss per share  according to U.S. GAAP
                 (basic and diluted)                               $ (1.04)    $  (1.56)     $ (1.15)
                                                                ===========   ==========   ===========

                 Net loss per share from continuing operations
                   according to U.S. GAAP (basic and diluted)      $ (1.07)    $  (0.64)     $ (0.53)
                                                                ===========   ==========   ===========

                 Net earnings (loss) per share from
                   discontinued operations according to U.S.
                   GAAP (basic and diluted)                        $  0.03     $  (0.92)       (0.62)
                                                                ===========   ==========   ===========

                 Weighted average number of Ordinary shares
                   used in computing net losses per share
                   under U.S GAAP (basic and diluted)            7,287,715    6,804,043    6,423,932
                                                                ===========   ==========   ===========



                  2.   On balance sheet items:

                                         December 31, 2001                 December 31, 2000
                                  --------------------------------  ---------------------------------
                                  As per                  As per    As per                   As per
                                  Israeli                  U.S.     Israeli                   U.S.
                                    GAAP      Adjustment   GAAP       GAAP     Adjustment     GAAP
                                  ----------  ----------  --------  ---------  -----------  ---------

        Other accounts payable
         and accrued expenses (1) $  1,907   $       -   $  1,907  $   5,353  $    (799)   $   4,554

        Preferred shares of a
          subsidiary (2)            15,295       9,884     25,179     22,297      2,882       25,179
        Shareholders' equity
        (1), (2)                     5,523      (9,884)    (4,361)     5,158     (2,083)       3,075
        Total liabilities and
        shareholders' equity
        (1), (2)                  $ 24,220    $      -    $24,220   $ 34,568  $       -     $ 34,568

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