Form 20-F/A
period 2001-12-31
LANOPTICS LTD
filed 2003-02-14
CIK 892534

SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 20-F/A4

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


                                    LANOPTICS LTD.


                                    /s/ Dr. Meir D. Burstin
                                    ----------------------------------
                                    Dr. Meir D. Burstin
                                    Chairman of the Board of Directors



Date:    February 14, 2003

                                 CERTIFICATION

I, Dr. Meir D. Burstin, certify that:

1. I have reviewed this annual report on Form 20-F of of LanOptics Ltd. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or person performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 14, 2003                             /s/ Dr. Meir D. Burstin
                                                    -----------------------
                                                    Dr. Meir D. Burstin
                                                    Chairman

                                 CERTIFICATION

I, Dror Israel, certify that:

1. I have reviewed this annual report on Form 20-F of of LanOptics Ltd. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 14, 2003                                  /s/ Dror Israel
                                                         ----------------------
                                                         Dror Israel
                                                         Director of Finance

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
                                                    ============     ===========


NOTE 6:-    PREPAID DEVELOPMENT AND PRODUCTION COSTS

            During 2000, the Company recorded prepaid development and production costs in the amount of $ 2,134 pursuant to an agreement signed between EZChip and IBM. According to the agreement, EZChip issued to IBM fully vested non-forfeitable Ordinary shares and is also obligated to future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, which consist as follows: Development - Access to unique semiconductor communications cores and technologies, such as the NP-1c, Production - IBM will develop specialized high-performance embedded DRAM cores, which meet the rigorous requirements of EZchip's 10-Gigabit wire-speed processing. The fair value of these services was measured in accordance with EITF 96-18 "Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Good or Services" ("EITF 96-18") and recorded as an asset in accordance with EITF 00-18 " Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees" ("EITF 00-18") (See
            Note 1c).

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