Form 20-F/A
period 2001-12-31
LANOPTICS LTD
filed 2003-03-17
CIK 892534

SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 20-F/A5


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

10.2              Consent of Kost Forer & Gabbay.


10.3              Statement Pursuant to 18 U.S.C. Section 1350.

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




Date:   March 17, 2003

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


Date: March 17, 2003                                /s/ Dr. Meir D. Burstin
                                                    -----------------------
                                                    Dr. Meir D. Burstin
                                                    Chairman

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


Date: March 17, 2003                                    /s/ Dror Israel
                                                         ----------------------
                                                         Dror Israel
                                                         Director of Finance

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




Tel-Aviv, Israel                                      KOST FORER & GABBAY
February 20, 2002                              A Member of Ernst & Young Global


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


NOTE 1:-    GENERAL

            a. LanOptics Ltd. (the "Company"), an Israeli Corporation, was incorporated under the laws of the State of Israel in 1990. The Company's major business was the development, manufacture and marketing under three segments - networking solutions, network processors and Internet applications. The networking solutions operation consisted the operations and assets of the Company, that improve corporate Local Area Networks (LANs) and Wide Area Networks (WANs) connectivity and performance. On August 2001, LanOptics' Board of Directors decided to cease further production of the networking solution products. Following this announcement, the networking solutions operations have ceased, and are being run off (See also Note 12a). The network processors operations consists of EZChip Technologies Ltd., a fabless semiconducter company providing 10/40 Gigabit network processors for next-generation 10-Gigabit switches and routers. EZChip Technologies Ltd. was established in 1999 as a wholly-owned subsidiary of the Compnay. The development of EZChip's products, which are a mature evolution of its legacy LAN and WAN products, commenced within the Company. Beginning mid 1999, the Company gradually reduced and ultimately ceased the research and development of its LAN and WAN products and focused on the research and development of EZChip's products. During 2001, EZChip established a wholly-owned subsidiary, EZChip Inc., in the United States which is engaged in the marketing of the EZChip products. The
                  Internet applications operations consisted of (a) NetGuard Ltd. and its subsidiaries NetGuard Inc and NetGuard Plc, and
                  (b) NetXchange Ltd and its subsidiary NetXchange Inc. At the end of 1998, the Company's management determined to discontinue the operations of NetXchange and in February
                  2001 the Company's management determined to discontinue the operations of NetGuard which resulted in the discontinuation of the Internet applications operation.

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

            h.    Property and equipment:

                  Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:


                                                                               %
                                                                       ---------------------
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

            The Ordinary shares which were issued were valued in accordance with EZchip's fair value at the date of this agreement based on a valuation performed by the company's CFO. In addition, the Company performed a valuation of the development services, based on estimations performed by the Company's CEO of the scope of the anticipated efforts involved, using his best judgment and experience, as well as his acquaintance with the market price for similar developments. As a support for the CEO's estimation, the Company also reviewed negotiations for comparable transactions, which indicated similar prices for IBM's development services. The remainder of the value of the shares issued to IBM was allocated to production services. Accordingly, prepaid costs totaling $ 2,134 thousand, were allocated between prepaid development services of $ 1,500 thousand, and prepaid production services of $ 634 thousand.

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

                  In August 2001, LanOptics' Board of Directors decided to cease further production of the networking solutions products. Following this announcement, the networking solutions operations have ceased, and are being run off. The Company continues to supply orders for its networking solutions products from existing inventory and repairs or replaces products under warranty obligations.

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