Form 20-F
period 2002-12-31
LANOPTICS LTD
filed 2003-06-19
CIK 892534

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2002

                        Commission file number 0-20860


                                LANOPTICS LTD.
                                --------------
           (Exact name of Registrant as specified in its charter and
                Translation of Registrant's name into English)


                                    Israel
                                    ------
                (Jurisdiction of incorporation or organization)

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


                    Ordinary Shares nominal value NIS 0.02
                    --------------------------------------
                               (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                     None


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 8,468,035 Ordinary Shares

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            |X|  Yes        |_|  No

Indicate by check mark which financial statement item the registrant has elected to follow.

                            |_| Item 17     |X|  Item 18

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

Introductory Note

         LanOptics was incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate Local Area Networks ("LANs") and Wide Area Networks ("WANs"). Our business now consists of the development and marketing of high performance network processors through our independent business unit, E.Z. Chip Technologies Ltd. ("EZchip"), an Israeli company in which we currently have a 51% ownership interest. As used in this Annual Report, the term "Company" means LanOptics and its EZchip subsidiary taken together, unless otherwise expressly stated.



PART I

Item 1.      Identity of Directors, Senior Management and Advisors

             Not applicable.

Item 2.      Offer Statistics and Expected Timetable

             Not applicable.

Item 3.      Key Information

Selected Consolidated Financial Data:

         The following selected consolidated financial data of the Company as of December 31, 2001 and 2002 and for the three years ended December 31, 2002, are derived from the Company's audited consolidated financial statements which are included in this annual report and have been prepared in accordance with Israeli GAAP. The selected consolidated financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 have been derived from audited consolidated financial statements not included in this annual report and have also been prepared in accordance with Israeli GAAP. The Selected Financial Data set forth below should be read in conjunction with and are qualified by reference to Item 5. Operating and Financial Review and Prospects, and the Consolidated Financial Statements included elsewhere in this Annual Report.

         Revenues from LanOptics' legacy networking operations have become immaterial. As a result, the related assets, liabilities and results of operations for the reported periods have been reclassified as "discontinued operations". The reclassification does not result in any changes to net assets or net income (loss) for the reported periods.



                                                      1998         1999         2000          2001         2002
                                                      ----         ----         ----          ----         ----
                                                          (in thousands, except share and per share data)
                                                          -----------------------------------------------

Statement of Operations Data:

Net sales                                                 $0           $0            $0           $0         $465
Operating loss                                          (441)      (1,164)       (6,019)      (9,766)     (15,875)
Profit (loss) from continuing operations                  88         (555)       (1,831)        (443)      (6,728)
Net profit (loss)                                    (13,652)      (7,484)       (6,600)         350       (6,677)

Per Share Data:

Loss from operations                                   (0.08)       (0.18)        (0.88)       (1.33)       (2.04)
Net profit (loss) from continuing operations           0.016        (0.09)        (0.27)       (0.06)       (0.87)
Basic and diluted net profit (loss)                    (2.35)       (1.16)        (0.97)        0.05        (0.86)
Weighted average number of shares outstanding      5,803,623    6,423,932     6,804,043    7,350,027    7,782,593

Balance Sheet Data:

Total assets                                         $22,646      $16,095       $34,568     $ 24,220     $ 17,580
Net assets                                           $16,126      $11,123       $27,558      $20,818      $13,368
Share capital                                        $21,671      $24,176       $24,833      $24,848      $33,803
Dividends declared per share                            --           --           --            --

Risk Factors:

Risks Relating to Our Business

EZchip has a limited operating history, and its future financial results are difficult to predict.

         Our success depends on EZchip's future success and we are, therefore, subject to the risks encountered by EZchip and the network processor industry. EZchip was formed in 1999 and has a limited operating history. EZchip's limited operating history makes it difficult to evaluate the prospects of its business. Moreover, the industry in which EZchip operates is constantly evolving and is subject to technological and competitive forces beyond its control. EZchip's ability to design and market products to meet customer demand and the revenue and income potential of its products and business are unproven. As an early stage company in the rapidly developing network processor industry, EZchip faces numerous risks and uncertainties. Some of these risks relate to its ability to:

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

We may have to redesign our products to meet rapidly evolving industry standards and customer specifications, which could delay our production and increase our operating costs.

         We intend to sell products to a market characterized by rapidly evolving industry standards, product obsolescence, and new manufacturing and design technologies. Many of the standards and protocols for our products are based on high speed networking technologies that have not been widely adopted or ratified by one of the standard setting bodies in our customers' industry. Our customers, network equipment manufacturers, are likely to have varying requirements and may delay or alter their design demands during this standard-setting process. In response, we may have to redesign our products to suit these changing demands, which would likely delay the production of our products and increase operating costs.

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

         Under a November 2000 agreement, IBM agreed to manufacture our NP-1/NP-1c network processor and related prototypes until December 31, 2005. Under the agreement's terms, IBM may reduce or delay shipment if its ability to manufacture our NP-1 network processors is constrained. IBM is the sole manufacturer of the NP-1 and NP-1c. If IBM fails to deliver network processors on time or at all, our business could be severely harmed. If the arrangement with IBM is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to locate a substitute supplier. There is no assurance that we would be able to locate a substitute supplier on commercially reasonable terms or at all.

         Under a separate agreement, a third party manufacturer is manufacturing our QX-1 traffic manager. This third party is the sole manufacturer of the QX-1.

If EZchip is unable to procure funding on favorable terms, it would not be able to grow its business which could negatively affect our revenues.

         EZchip is a developing company and we expect that significant funding will be required in order to continue to develop its products and to expand its business. Given the state of development of EZchip's products and the present economic environment, we believe that we have sufficient funding resources to finance our operations through the next 18 months. The capital markets have experienced severe downturns over the last couple of years, especially relating to technology companies, and access to capital has been both difficult and expensive. Unless there is an improvement in this situation, when we do require additional funding we may encounter difficulty in raising such funding through the capital markets or otherwise. If internally generated funds are insufficient and we do not obtain enough funding to support our future development when needed, our business will suffer. Even if we are successful in obtaining funding through the capital markets or otherwise, such funding may not be on terms favorable to us.

If LanOptics is unable to procure funding on favorable terms, it may not be able to maintain its ownership percentage in EZchip.

         LanOptics presently owns approximately 51% of EZchip. In any future EZchip financing rounds, LanOptics would lose control of EZchip unless it invests additional funds to preserve its equity position. We may not have the cash available to make an investment in order to retain control of EZchip. Furthermore, even if we have funds available to invest in EZchip, it is possible that additional funding from other investors would still dilute our ownership interest in EZchip or cause us to lose control of EZchip.

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

         We were organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Consequently, our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. Our operations could be adversely affected if major hostilities break out in the Middle East or if trade between Israel and its present trading partners is curtailed. Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. Peace talks between Israel and the Palestinian Authority began in the early 1990s, but they broke down in mid-2000. Attacks on Israel by Palestinian terrorists, and military responses by Israel, have accelerated considerably since late 2000. An effort to resume peace talks between Israel and the Palestinian Authority was initiated in the second quarter of 2003. We cannot predict whether or when a peace process will resume, whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations. Israeli companies and companies doing business with them have been subject to an economic boycott initiated by the Arab countries. This boycott and policies may seriously harm our operating results or the expansion of our business. Additionally, some of our key employees in Israel are obligated to perform up to 36 days of military reserve duty annually, and more in the case of a national emergency. Our operations could be disrupted by the absence for a significant period of one or more of our key employees due to military service. Any disruption in our operations would harm our business.

Changes to tax laws may result in our receiving fewer benefits than we hope to receive.

         In the past, we received tax benefits under Israeli law for capital investments in facilities and equipment that are designated as "Approved Enterprises." We expect to receive these benefits in the future when EZchip attains volume sales levels. To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. From time to time, we may submit requests for expansion of our Approved Enterprise programs or for new programs. These requests might not be approved. The law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is December 31, 2003, and no new benefits will be granted after that date unless the expiration date is again extended. There is a committee that is reviewing the benefits program under the law. The termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the Approved Enterprise status of the Company's facilities and programs) or a requirement to refund a portion of the tax benefits already received , would have a material adverse effect on the Company's business, operating results and financial condition

It may be difficult to enforce a U.S. judgment against us or our officers and directors or to assert U.S. securities laws claims in Israel or serve process on substantially all of our officers and directors.

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

Item 4.      Information on the Company

History and development of the Company:

         LanOptics Ltd. was incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate LANs and WANs. Our business now consists of the development and marketing of high performance network processors through our independent business unit, E.Z. Chip Technologies Ltd., or EZchip, in which we currently have a 51% ownership interest. Our principal executive offices are located at 1 Hatamar street, P.O. box 527, Yokneam 20692 Israel, and our telephone number is +972-4-959-6666. Puglisi & Associates, located at 859 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, serves as our agent for service of process.

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

         Even though we continued to manufacture and sell legacy network products during 2002, to support our customers, our sales levels for these legacy products have become immaterial. As a result, the related assets, liabilities and results of operations for 2001 and 2002 have been reclassified as "discontinued operations". The reclassification does not result in any changes to net assets or net income (loss) for the reported periods.

         Through EZchip, we are developing high-performance network processors for high speed networking equipment. EZchip's technology enables seven-layer packet processing without any noticeable degradation in speed. EZchip's solutions enable networking vendors to build powerful products quickly and cost effectively. EZchip's initial product is the NP-1, a 10-Gigabit, seven-layer network processor. In April 2002, EZchip announced the availability of the NP-1 which it has begun shipping to customers. In January 2003, EZchip announced commercial availability of its 10-Gigabit traffic manager, the QX-1. EZchip second-generation network processor, the NP-1c that was announced in October 2002, is now in testing at the company's laboratories and is expected to be commercially available by the end of 2003. The NP-1c is an enhanced 10-Gigabit, seven-layer network processor.



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

     Market Trends

         Existing network processors are designed primarily by the integration of several RISC (reduced instruction set computing) processors onto a single silicon chip. These processors are limited in their speed to approximately 1 to 2 Gigabits per second at certain layers (there are 7 layers in every data transmission), far too slow for the 10 Gigabit networks and advanced services that are already being designed.

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

Our Solution

         We design and produce task-optimized network processors for high-speed networking equipment. We are a fabless semiconductor company, which means that we do not have our own semiconductor manufacturing plant but rather we utilize outside fabrication facilities. Our first product, which was introduced in April 2002, is the NP-1, a merchant silicon network processor that forms the core of a seven-layer, 10-Gigabit networking equipment. We are in the final stages of developing an improved and less expensive version of the NP-1, the NP-1c, which uses a 0.11-micron chip manufacturing process. The NP-1c's design will be compatible with the NP-1, so that our customers can begin design and testing with the NP-1 and then migrate to the NP-1c for volume production. In January 2003, we introduced a 10-Gigabit traffic manager, the QX-1, which complements the NP-1 network processor for added traffic management functionality and expanding its quality of service features. We also initiated development of an additional network processor, based on the same core technology, which will integrate the functionality of several co-processors. The architecture and features of these products offer the flexibility, scalability and price performance that are sought by communications equipment vendors. Networking equipment vendors use EZchip's network processors to form the silicon core of next-generation switches and routers for voice, video and data integration in a variety of applications. Due to the present downturn in the communications market, we have currently delayed plans for the development of a network processor operating at speeds of up to 40 Gigabits per second.



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

         The QX-1, a 10-Gigabit traffic manager was introduced in January 2003. The QX-1 is an optional chip that complements the NP-1 by expanding its quality of service features. The combination of QX-1 with NP-1 enables the design of systems that meet the stringent requirements for advanced services provisioning. The QX-1 is employed in systems that require packet queuing and shaping, congestion management and hierarchical scheduling.

         Continuing with our strategy, we introduced the NP-1c network processor. Like the NP-1, the NP-1c is a single-chip, full-duplex, 10-Gigabit, seven-layer network processor that integrates search engines, yet it offers a significant increases in performance and cost reduction due to its improved process technology. NP-1c is a less expensive version of the NP-1 that uses a 0.11-micron chip manufacturing process. The NP-1c's design is compatible with the NP-1, so that our customers can begin design and testing with the NP-1 and then migrate to the NP-1c for volume production.

         In order to facilitate our customers' adaptation of our products, we offer toolkits that assist our customers in creating, verifying and implementing solutions based on our network processors. We released the first tool kit, EZdesign, in January 2001. It is a comprehensive software development toolset for writing, testing and debugging programs for NP-1 to implement a wide range of applications and reduce time to market of next-generation networking products. It includes a hardware-software simulator, a library of pre-coded subroutines, a high-level language compiler, an evaluation board and a functional tester. We continuously release subsequent versions of the EZdesign toolset, providing functional enhancements.

         EZdriver is a toolset that facilitates the development of the control path software for NP-1 and NP-1c based systems. It enables applications that run on the control CPU to communicate with the NP-1 processor. EZdriver consists of routines that execute on the control CPU and provide an API for interfacing the NP-1. It includes NP-1 chip configuration, microcode loading, creation and maintenance of NP-1 lookup structures, sending and receiving frames to and from the NP-1, as well as configuration and access to the NP-1 statistics block. EZdriver along with EZdesign provide extensive debugging capabilities, and enable software-driven debugging features (e.g. breakpoints, single step, register and memory access) to be performed on both the NP-1 simulator and the actual chip.

         In April 2002, with the arrival of the first NP-1 processors, we began delivering evaluation boards to customers, to enable them to test their NP-1 based systems. Evaluation boards are available with three different interfaces: eight ports of 1-Gigabit Ethernet, one 10-Gigabit Ethernet port or one OC-192 port for Packet Over SONET (POS). Evaluation boards for the NP-1c are available with two different interfaces: ten ports of 1-Gigabit Ethernet or one 10-Gigabit Ethernet port. Evaluation boards supporting the QX-1 are also available.


Future Products

         We are developing the NP-2, a 10-Gigabit, seven-layer network processor based on the uniquely scalable architecture of the NP-1. The NP-2 will integrate many of the functions currently performed by complementary chips, named co-processors, into the network processor making it a single-chip solution.

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

Research and Product Development

         Currently, 70 employees, representing about 76% of EZchip's employees, are engaged in research and development. EZchip's senior executives devote a substantial portion of their time to frequently communicating with its customers to determine product needs that should be addressed. The Office of the Chief Scientist (OCS) of Israel does not provide any funding for EZchip's research and development costs, and consequently we do not have any obligation to the OCS.

         The following table sets forth EZchip's research and development costs for the periods indicated (in thousands):


                                                                                 Year Ended December 31,
                                                                                -------------------------
                                                                                  2001            2002
                                                                                  ----            ----

Research and development costs, excluding amortization                           $6,892          $7,605
Amortization of prepaid development and production costs *                        $542            $548
Research and development, including amortization                                 $7,434          $8,153
---------------------------------------------------------------------

        * During 2000, we recorded prepaid development and production costs in the amount of $2,134,000 under an agreement signed between EZchip and IBM (See Note 5 to the financial statements). According to the agreement, EZchip issued to IBM fully vested Ordinary Shares, in consideration for the development by IBM of unique semiconductor communications cores and technologies and production of specialized high-performance embedded DRAM cores, which meet the rigorous requirements of EZchip's 10-Gigabit wire-speed processing. Development costs are amortized according to specific milestones determined in the agreement and production costs are amortized based on quantities produced.

Sales and Marketing

         We announced the immediate availability of our NP-1 network processor in April 2002. To date, we have had no significant revenues from product sales. The revenues we have recognized are attributed to the sale of sample chips, evaluation systems and development software tools, that our customers are using to develop their NP-1 based products. We work closely with existing and potential customers in their design of systems and equipment where the capabilities of EZchip's products can be exploited. We are targeting designers, manufacturers and vendors of networking equipment and other large-scale data processing network devices, such as wireless communications base stations.

         To facilitate marketing efforts, EZchip has built on its extensive industry exposure through trade shows and similar events and has established sales offices in California and Massachusetts. In Israel and North America, we have our own direct sales force. Currently, our marketing staff includes 11 marketing professionals and administrative personnel. The direct sales force consists of persons with technical training and significant background in the semiconductor industry. Sales efforts are augmented by the direct involvement of EZchip's senior executives, who work closely with customers to determine product needs. In the rest of the world, our strategy is to work with local marketing channels, including sales agents, resellers and distributors. These channels are assigned territories of primary responsibility, but we do not grant exclusive rights to any territory. We will consider the need for local sales offices when justified by the circumstances. The in-house sales force and the external marketing channels are also responsible for providing local technical support. Our marketing activities include:

         o seminar programs, trade shows, guest speaker invitations and technical conferences;

         o  public relations activities and customer events;

         o advertising, technical articles in industry publications and marketing collateral materials; and

         o  communication on the Internet.


         During 2002 and early 2003, the NP-1 network processor gained industry recognition, including being voted finalist of the 2002 World Technology Award for Communications Technology, being awarded the 2002 Comet Award from Communication Systems Design Magazine, being chosen as both Best Overall Product and Best Network Processor at the 2002 Network Processor Conference West and being awarded the Microprocessor Report Analysts' Choice Award for Best Network Processor.

         We also work together with leading vendors of complementary technologies to provide our customers with fully interoperable solutions. At present we have announced interoperability with switching fabrics from IBM Corporation, ZettaComm Inc, TeraChip Inc, and Broadcom Corporation as well as other peripheral devices from Broadcom Inc and PMC-Sierra Inc.




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

         All of our competitors' announced products use separate chips for processing and classifying, with half-duplex or full-duplex processing abilities being the main differentiating factor. We combine the processing and classifying functions in a single chip, which we believe provides a significant advantage in terms of chip count, power consumption and cost. Our solution, based upon EZchip's patent-pending TOPcore(R) (Task Optimized Processor) architecture, offers savings in the number of chips required in customers' applications. In a typical application, the announced competitive products require an average of more than 25 chips for a complete solution, compared to a single EZchip NP-1/NP-1c chip and four memory chips. Furthermore, the NP-1 uses low-cost/low-power DRAM memories for its on-chip classifiers, while the competitive products use expensive and power-consuming SRAM and CAM memory components for their external classifiers, thereby increasing the competition's overall price and complexity.

         While we believe that the NP-1 and NP-1c chips surpass the known products of our competitors in these characteristics, there can be no assurance that our products will retain their differentiation or competitive edge for any specific period of time.

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

         As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. Third parties may claim that we are infringing their intellectual property rights. We have certain indemnification obligations to customers with respect to the infringement of third party intellectual property rights by our products. There can be no assurance that infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect our business, financial condition or operating results. In the event of any adverse ruling in any such matter, we could be required to pay substantial damages, which could include treble damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third-party claiming infringement. There can be no assurance that a license would be available on reasonable terms or at all. Any limitations on our ability to market our products, any delays and costs associated with redesigning our products or payments of license fees to third parties or any failure by us to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on our business, financial condition and operating results.

         The Company holds one United States patent, No. 6,532,457. The Company also has two patent applications (Serial Nos. 09/593,397 and 09/753,690) for which respective Notices of Allowances (NOA) have been received, such that these applications are expected to mature into issued United States patents in the coming months. In addition, the Company holds a pending patent application in the United States (Serial No. 09/609,221), for which we have yet to receive an Official Action from the USPTO. There can be no assurance that the Company's pending application will ultimately be issued either at all or within the scope of the claims sought by the Company. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, or design around any patents issued to the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company's products or obtain and use information that the Company regards as proprietary. Policing any of such unauthorized uses of the Company's products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States or Israel. There can be no assurance that the Company's efforts to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

Manufacturing

         While we engineer and design our products, we do not own or operate a semiconductor fabrication facility and we do not have the resources to manufacture our products internally. In November 2000, we entered into an agreement with IBM to manufacture our NP-1 and NP-1c network processor. A third party manufacturer has also been secured for the QX-1 Traffic Manager. This fabless manufacturing model enables us to focus on our engineering and design strengths, minimize fixed costs on capital expenditures, and still have access to high-volume manufacturing capacity.

         Prototypes of the NP-1 are being manufactured using IBM's SA-27E 0.18-micron ASIC technology, while NP-1c volume production will utilize IBM's 0.11-micron Cu-11 ASIC template. Use of this new manufacturing technology is expected to enable enhanced performance while reducing manufacturing costs significantly.

         IBM is the sole manufacturer of the NP-1 and NP-1c, and any late delivery or failure to deliver products could result in delays in satisfying customer demand, increased costs and loss of revenues.

Legacy Operations

         Our original business (or "LanOptics Legacy operations") concentrated on the development, manufacturing and marketing of solutions and Internet applications to improve the connectivity and performance of corporate LANs. Beginning in 1999, we carried out plans to focus exclusively on the high speed network processor market, through our subsidiary, EZchip, resulting in the cessation of the operations of our Internet applications business segment principally consisted of NetGuard and, prior to that also included NetXchange. Even though we continued to manufacture and sell LanOptics legacy network products during 2002 to support our customers, our sales levels for these legacy products have become immaterial. As a result of the closure of NetGuard's operations in 2001, and the immateriality of LanOptics legacy operations during 2002, the NetGuard and LanOptics Legacy operations related assets, liabilities and results of operations for 2001 and 2002 have been reclassified on our financial statements as "discontinued operations".

          We may continue to generate small amounts of revenue from sales and royalties related to LanOptics and NetGuard legacy products. However, since LanOptics and NetGuard legacy products are no longer being manufactured, all of these sales will be from existing inventory.



         Property, Plant and Equipment

         Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business (mainly in Israel). These purchases totaled $698,000 in 2000, $1,105,000 in 2001 and $435,000 in
2002. Our capital expenditures in 2000, 2001 and 2002 were spent primarily for the procurement of EZchip research and development hardware equipment and software tools.

         The Company does not own any real property. The Company's principal product assembly, quality control, development, marketing and administrative facilities occupy approximately 25,000 square feet of a building in Yokneam, Israel which is leased through January 2007.

         EZchip, which conducts its sales operations through two locations in the United States, leases office space in California and Massachusetts under 6-month renewable leases, and it maintains three sales people in each office.

Item 5.                    Operating and Financial Review and Prospects.

         The following discussion and analysis should be read in conjunction with "Item 3. Key Information" and the Consolidated Financial Statements and notes thereto included herein.

General

         We design, develop, manufacture, market and support network processors, through our subsidiary, EZchip. For the past two and a half years, we have carried out plans to focus on the network processor market, including the cessation of our investment in research and development for LAN switching products and, the closure of the operations of our Internet applications business segment principally comprised of the operations of NetGuard and, prior to that also included NetXchange. Our resources are now focused exclusively in EZchip Technologies. Due to this shift in focus, our sales, which until 2002 were comprised solely of our legacy LanOptics and NetGuard products, have decreased significantly since fiscal year 1999.

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

Other Assets

              On August 19, 2002, the Company acquired 2,777,778 Preferred A shares and 737,462 Preferred B shares of EZchip, in consideration of the issuance of 1,153,508 Ordinary shares of the Company. The total fair value of the Ordinary shares issued for the acquisition is $8,956 (determined, based on the average price of LanOptics' Ordinary shares two day before and after the announcement date of the transaction). The transaction was accounted for according to the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

              The preliminary purchase price allocation (in thousands of dollars) is as follows:

              EZchip Preferred A and B shares acquired          $        1,440
              Intangible assets acquired:
                 In-process research and development             4,655
                 Technology (1)                                   1,425
                 Goodwill (2)                                    1,634
              Liabilities assumed                                (198)
                                                               ---------------

              Total consideration                                $    8,956
                                                               ===============

(1) The technology is amortized using a straight-line method over the useful life of the technology, which is 5 years.
(2) The goodwill is amortized over a period of 10 years, using the straight-line method.


Results of Operations

         The following table presents, for the periods indicated, information concerning the Company's results of operations (dollars in thousands).


                                                             2000           2001           2002
                                                       -----------    -----------    -----------

Revenues                                                       --             --          $ 465
Costs of Revenues                                              --             --            271
                                                       -----------    -----------    -----------
Gross Profit                                                   --             --            194

Operating expenses:
Research & Development Cost, Net                            4,530          7,434         12,808
Selling General and Administrative net                      1,489          2,332          3,261
                                                       -----------    -----------    -----------
Total operating expenses                                    6,019          9,766         16,069

Operating Loss                                            (6,019)        (9,766)       (15,875)

Financial Income, net                                         726          1,427            658
Other Income                                                  465            814             --
                                                       -----------    -----------    -----------
Loss before minority share                                (4,828)        (7,525)       (15,216)

Minority interest in Loss from Subsidiaries                 2,997          7,082          8,488

                                                       -----------    -----------    -----------
Net Loss from continuing Operations                       (1,831)          (443)        (6,728)

Income/(Loss) from Discontinued Operation                 (4,769)            793             51

                                                       -----------    -----------    -----------
Net Profit (Loss)                                         (6,600)            350        (6,677)
                                                       ===========    ===========    ===========




                  Revenues. 2002 is the first year we have generated revenues from network processors, through our subsidiary, EZchip, which is now our only continuing operation. All the revenues we have generated in the past years are now classified as discontinued operations. Therefore, there are no revenues presented in 2001 and 2000. The Company's revenues, totaling $465,000 in 2002, were derived solely from the sale of EZchip's products, which in 2002, included mainly the sale of sample network processors chips, evaluation systems and software tools.

                  Cost of revenues. Cost of revenues totaled $271,000 (58% of sales) in 2002 and was composed of $107,000 (23% of revenues) amortization of developed technology and $164,000 (35% of revenues) related to the production and manufacturing costs of our products.


                  Research and Development Cost, Net. Research and Development Cost, Net consists mainly of the salary and benefits of engineers. Reported figures in 2000, 2001 and 2002 consist entirely of EZchip research and development costs. Net research and development expenses were $4.53 million, $7.4 million and $12.8 million in 2000, 2001 and 2002, respectively. The increase in 2001 was due to the increased investment in research and development by EZchip, and consists primarily of additional research and development personnel. The increase in 2002 is mainly attributable to a one-time write-off of in process R&D expenses in the amount of $4.66 million during 2002.

                  Selling, General and Administrative Expenses. Selling, General and Administrative Expenses consist primarily of salaries, advertising expenses, participation in trade shows and collateral materials, as well as outside professional accounting and legal fees and other related expenses. These expenses were $ 1.49 million, $2.33 million and $3.26 million in 2000, 2001 and 2002, respectively. The increase in 2001 and 2002 was mainly due to the increased investment in sales and marketing by EZchip.

                  Financial Income, Net. Financial Income, Net consists primarily of interest earned on cash and cash equivalents, short-term deposits and marketable securities, in addition to gains/losses arising from marketable securities and foreign currency translation adjustments. Financial Income, Net was $ 0.73 million, $1.43 million and $0.66 million in 2000, 2001 and 2002, respectively. The increase in 2001 is mainly attributable to the interest received on the funds raised by EZchip in November 2000. The decrease in 2002 is attributable to the drop in interest bearing cash, cash equivalents, short-term deposits and marketable securities levels, resulting from operational losses.

                  Minority Interest in Loss. Minority Interest in Loss primarily reflects the share of the minority shareholders in EZchip's losses, allocated among the various classes and series of EZchip shares, according to their respective ownership level, as determined by liquidation preference. Minority Interest in Loss was $2.99 million, 7.08 million and $8.49 million in 2000, 2001 and 2002, respectively. The increase in Minority Interest in Loss is a result of increased losses in EZchip, in addition to a higher participation rate in losses of the minority in 2002 and 2001 compared to 2000.

                  Income (Loss) from Discontinued Operations. Income (Loss) from Discontinued Operations reflects the income (loss) resulting from NetGuard and LanOptics legacy operations. Income (Loss) from Discontinued Operations was $(4.8) million, 0.8 million and $0.05 million in 2000, 2001 and 2002, respectively.



Differences Between US and Israeli GAAP

         The consolidated financial statements of LanOptics conform with accounting principles generally accepted in Israel (Israeli GAAP), which differ in certain material respects from those followed in the United States (US GAAP). The main differences relate to the accounting for Preferred Shares of a subsidiary and gains from the issuance of a subsidiary's Ordinary Shares to a third party. As a result, losses for the year ended December 31, 2002, and deficiency in shareholders' equity as of that date in accordance with US GAAP were $15,126,000 and $7,561,000, respectively, as compared with net loss and shareholders' equity in accordance with Israeli GAAP, of $6,677,000 and $7,801,000, respectively. See Note 16 of Notes to the Consolidated Financial Statements.

Liquidity and Capital Resources

         The Company has satisfied its financial requirements primarily through equity investments, funds provided by operations and, more historically, through research and development grants. As stated above under "Item 4. Information on the Company-Research and Product Development," EZchip's research and development has not been funded by Israel's Office of Chief Scientist, but rather has been funded through the proceeds of third party investments, combined with contributions by LanOptics. The third party financing for EZchip was received in 2000, when we conducted two rounds of financing for EZchip, raising $25.2 million through the private placement of EZchip's Preferred Shares. The amount of investments by third parties was recorded as Preferred Shares of a subsidiary in the financial statements. In addition, LanOptics made a $2 million investment in EZchip during 2000. No new external financing was received during 2001 and 2002, and our operating activity was funded mainly by cash reserves. In early 2003 EZchip Technologies has concluded its Series C equity financing, totaling $13.5 million, of which, LanOptics invested $2.3. In addition, EZchip signed an agreement for a $3 million credit line facility, of which $1.5 million was immediately withdrawn. The equity funding consists, in addition to the initial investment of $13.5 million, an option to invest up to another $8 million in the future.

         We believe that our unused cash and short-term deposit balances will provide sufficient cash resources to finance our operations at least through the end of the first quarter of 2005. However, if we grow more rapidly than currently anticipated or if we do not generate sufficient revenues, it is possible that we would require additional funds before the end of such period.

Impact of Exchange Rate Fluctuations on Monetary Assets and Liabilities

         The relationship between our monetary assets and liabilities in a particular currency affects our financial results. For example, if we have monetary assets denominated in a particular foreign currency (such as accounts receivable denominated in ECUs) and do not use financial instruments to guard against currency fluctuations, then we would report financial expense to the extent that the currency is devalued against the U.S. dollar. The caption "Financial income (expenses), net" in our Financial Statements includes the impact of these factors as well as traditional interest income or expense. See
Note 13a to the Company's Financial Statements.

Corporate Tax Rate

         Because we have elected to participate in the alternative benefits program for our current Approved Enterprise, the income derived from that enterprise will be exempt from Israeli taxes on corporate income during certain benefit periods, except to the extent that dividends are distributed. The period of tax benefit for EZchip's Approved Enterprise expires in 2013. Certain investment income derived by EZchip from investments may not be regarded by the Israeli tax authorities as income from its Approved Enterprise and consequently may be taxed at full rates in Israel.

Item 6.      Directors, Senior Management and Employees.

         Set forth below are the names of all directors and executive officers of the Company and all persons chosen to become directors or executive officers, all positions and offices with the Company held by each such person, his term of office as director and/or as executive officer and the period during which he has served as such.

Directors

         The following individuals served on our Board of Directors throughout the year ended December 31, 2002, and are currently the members of our Board of Directors:

         Dr. Meir D. Burstin is Chairman of the Board of Directors of the Company as well as the Chairman of the Board of Directors of its subsidiary EZchip. Dr. Burstin was the Chairman and founder of ART, Advanced Recognition Technologies Inc., a leader of embedded speech and handwriting recognition. Dr. Burstin was a founder and chairman of the Board of Ornet, a data switching company founded in 1996 and acquired by Siemens two years later. Dr. Burstin was a director of several other high-tech start up companies and the Chairman of the Jerusalem software greenhouse. Previously, in 1969, Dr. Burstin was a founder of Advanced Technology Ltd. (ATL), one of Israel's largest software companies, and served as its president until 1982. From 1982 to 1984 Dr. Burstin was a Visiting Scholar at the Computer Science Department at UCLA and Vice President, Technologies of Tadiran US. In this position he was in charge of the acquisition of technologies and technology companies for Tadiran. Upon his return to Israel in 1984 he became a Corporate Vice President of Tadiran Ltd., then one of Israel's largest electronics companies, and President of Tadiran's Systems Division. In 1986 he also became President of Elisra Systems, an electronic warfare company acquired by Tadiran, and organized the acquisition. In addition, Dr. Burstin served as a Chairman or Director of several Tadiran subsidiaries including ATL (software), Contahal (software), Mazlat (mini RPV) and Simtech (simulation systems). Dr. Burstin holds a PhD in Information Systems from Tel Aviv University. He received B.Sc. degrees in Physics and Mathematics and a M.Sc. degree in Physics from the Hebrew University in Jerusalem.

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

Senior Management

         In addition to Mr. Fruchter and Dr. Burstin, with respect to whom information is provided above under "Directors," the following are the executive officers of the Company:

         Dror Israel has been the Company's Chief Financial Officer since June 2001. Prior to that he was the Company's financial controller from January 2000 through May 2001 and a financial analyst of the Company from August 1997 through December 1999. Prior to joining LanOptics, Mr. Israel was employed by Hi Group, a holdings company, as a financial analyst. Mr. Israel holds a B.A. degree in economics from Haifa University and a MBA cum laude from the Technion - Israel Institute of Technology.

         There are no family relationships between any director or executive officer.

Outside and Independent Directors

         In accordance with Israel's Companies Law and the regulations promulgated under the Companies Law, the Company must have two outside directors. The outside directors must meet certain statutory requirements of independence. The term of office of an outside director is three years, which can be extended for one additional period of three years. An outside director can be removed from office only under very limited circumstances. Both of the outside directors must serve on the company's statutory audit committee, and at least one outside director must serve on each committee of the board of directors.

         There are no prescribed terms of service for the other directors of the company.

Audit Committee

         The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. In addition, the NASDAQ National Market requires that companies listed thereon must have at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The audit committee currently consists of Benjamin D. Gaon, Karen Sarid and Zvi Zur.

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

         Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

         o any amendment to the articles of association;
         o an increase of the company's authorized share capital;
         o a merger; or
         o approval of related party transactions that require shareholder approval.

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

Indemnification of Directors and Officers; Limitations on Liability

         Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. Our articles of association allow us to insure and indemnify office holders to the fullest extent permitted by law provided such insurance or indemnification is approved by the audit committee. The Company has acquired directors' and officers' liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims. In addition, we have entered into agreements with our office holders to indemnify them against certain types of claims, subject to dollar limits and other limitations. These agreements have been ratified by our audit committee, board of directors and shareholders.


The documents concerning the Company which are referred to in this report are available for review, subject to applicable restrictions, at the Company's principal executive offices.

Compensation of Directors and Officers:

         The aggregate amount of compensation paid by the Company during 2002 to all its directors and officers as a group (5 persons) for services in all capacities was approximately $272,000.

         The aggregate amount set aside or accrued by the Company during 2002 to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company, was approximately -$7,000.

Employees:

         On June 16, 2003, the Company had 93 employees: 3 LanOptics employees, and 90 EZchip employees. Five of EZchip's employees are in the U.S., involved in sales and marketing. Seventy of EZchip's employees are engaged in research and development. The Company believes that it has good relations with its employees and has never experienced a labor dispute, strike or work stoppage.

                                 As of December 31st,
                                ----------------------
                                2000      2001    2002
                                ----      ----    ----

LanOptics employees               18         9       3

EZchip employees                  60        84      90

NetGuard employees                47        --      --

Total employees                  125        93      93


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

         On December 13, 1998, the Company approved the re-pricing of all outstanding options (435,375 options) to $2.50 per share (the market price on the approval date was $1.19 per Ordinary Share), except for 12,000 options for which the exercise price remained $5.00 per share.

         As of June 16, 2003, there were outstanding options to purchase 256,489 Ordinary Shares. Of these options, 249,989 options were exercisable at exercise prices ranging from $2.50 to $6.00 per share. The number of options held by directors and officers of the Company as a group was 221,489, including options to purchase 194,739 Ordinary Shares held by Mr. Burstin.

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

         As of June 16, 2003, there were outstanding options to purchase ordinary shares of EZchip representing approximately 9% of the share capital of EZchip on an as converted and fully diluted basis. Approximately 19.5% of these options were held by directors and officers of the Company.

Item 7.      Major Shareholders and Related Party Transactions.

Major Shareholders:

         The following table sets forth certain information as of June 16, 2003 concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares, and
(ii) the number of Ordinary Shares beneficially owned by all Directors and executive officers as a group:

                                                                            Number of
    Name                                                                    Shares(1)       Percent
    ----                                                                    ----------      -------
    Apax Israel Partners II, L.P.
      and funds of which it is general partner(2) .................         1,013,858         12.0%
    Hanina Brandes ................................................          564,017           6.7%
    Eli Fruchter ..................................................          610,596           7.2%
    Comverse Group(3)  ............................................          788,785           9.3%
         ComSor Venture Fund LDC(3) ...............................          636,485           7.5%
         Comverse Technology, Inc.(3) .............................          145,800           1.7%
         CTI Capital Corp.(3) .....................................           6,500            0.1%
    All Directors and executive officers as a group (3 persons)(4)           825,585           9.5%


(1) The number of Ordinary Shares beneficially owned includes the shares issuable pursuant to stock options that are exercisable within 60 days of June 16, 2003. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.
(2) The funds that hold the shares directly, of which Apax Israel Partners II, L.P. is a general partner, are Apax Israel II, L.P., Apax Israel II (Israel), L.P., Apax Israel II Entrepreneur's Club, L.P., and Apax Israel II Entrepreneur's Club (Israel), L.P.
(3) Comverse Technologies, Inc. owns 100% of the shares of CTI Capital Corp. CTI Capital Corp. owns 50% of the shares of ComSor Venture Fund LDC.
(4) As of June 16, 2003, all Directors and executive officers as a group (3 persons) held vested options exercisable into 214,989 Ordinary Shares at exercise prices ranging from $2.50 to $6.00. These options expire between 2003 and 2006.

Related Party Transactions:

         The following summarizes the Company's transactions with affiliates:

                                                                              Year ended December 31,
                                                                              -----------------------
                                                                     2000               2001               2002
                                                                     ----               ----               ----
                                                                                   (in thousands)

Legal expenses paid to a law firm in which one of the               $120.0              $59.0               $79
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

Item 9.      Listing.

Price History of the Stock and Markets

         The Company's Ordinary Shares are quoted on the Nasdaq SmallCap Market (prior to April 14, 2003, the Company's Ordinary Shares were traded on The Nasdaq National Market) and on the Tel Aviv Stock Exchange under the symbol "LNOP". The Company's listing on the Tel Aviv Stock Exchange was accomplished pursuant to special dual listing rules applicable to companies that are traded on The Nasdaq National Market. The Company is currently exploring the implications for its Tel Aviv Stock Exchange listing and related obligations of the change in its U.S. listing from The Nasdaq National Market to the Nasdaq SmallCap Market.

         Set forth below are the high and low Nasdaq sales prices for the Company's Ordinary Shares for each quarterly period since January 1, 1998 as reported by The Nasdaq National Market prior to April 14, 2003, and as reported by The Nasdaq SmallCap Market since that date, and the high and low sales prices (in U.S. dollars) on the Tel Aviv Stock Exchange since April 1, 2002. Stock prices on the Tel Aviv Stock Exchange are quoted in New Israeli Shekels (NIS); the stock prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.


                                                   Nasdaq                   Tel Aviv Stock Exchange
                                                   ------                   -----------------------
                                           High              Low            High              Low
                                           ----              ---            ----              ---
1998
----
First quarter                            $ 4.000          $ 2.125
Second quarter                           $ 4.688          $ 2.813
Third quarter                            $ 4.438          $ 2.375
Fourth quarter                           $ 2.375          $ 1.000

1999
----
First quarter                            $ 3.438          $ 1.750
Second quarter                           $ 5.250          $ 3.375
Third quarter                            $ 5.813          $ 3.813
Fourth quarter                           $ 7.188          $ 3.875

2000
----
First quarter                           $ 43.750          $ 5.500
Second quarter                          $ 20.688          $ 5.625
Third quarter                           $ 36.000         $ 10.00
Fourth quarter                          $ 34.800          $ 9.600

2001
----
First quarter                           $ 19.250          $ 5.690
Second quarter                          $ 13.02          $ 35.690
Third quarter                            $ 9.740          $ 2.70
Fourth quarter                           $ 7.500          $ 2.840

2002
----
First quarter                           $ 14.00           $ 6.07
Second quarter                          $ 16.45           $ 5.02             $ 14.864           $ 8.995
Third quarter                            $ 8.98           $ 5.95              $ 9.569           $ 6.836
Fourth quarter                           $ 7.60           $ 3.79              $ 7.080           $ 6.160

2003
----
January                                  $ 6.2            $ 4.74              $ 6.86            $ 4.89
February                                 $ 5.2            $ 3.88              $ 4.78            $ 4.78
March                                    $ 5.0            $ 4.02              $ 4.86            $ 4.83
April                                    $ 5.35           $ 4.47              $ 5.749           $ 4.859
May                                      $ 7.76           $ 3.72              $ 7.713           $ 5.794
June, as of June 16                      $ 8.33           $ 7.13              $ 7.93            $ 7.77



Item 10.     Additional Information.

Memorandum and Articles of Association

Objects and Purposes of the Company

         We are registered under the Israel Companies Law as a public company with the name LanOptics Ltd. and registration number 52-003806-8. The objective stated in our memorandum of association is to engage in any lawful activity.

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

Rights Attached to Ordinary Shares

         Our authorized share capital consists of 30,000,000 Ordinary Shares, par value NIS 0.02 per share. Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. All outstanding Ordinary Shares are validly issued and fully paid.

Transfer of Shares and Notices

         Fully paid Ordinary Shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument. Under Israeli law and our articles of association, each shareholder of record is entitled to receive at least 21 days' prior notice of any shareholders' meeting.

Dividend and Liquidation Rights

         We may declare a dividend to be paid to the holders of Ordinary Shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of Ordinary Shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Pursuant to Israel's securities laws, a company registering its shares for trade on the TASE may not have more than one class of shares for a period of one year following registration, after which it is permitted to issue preference shares. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company's articles of association require otherwise. Our articles of association provide that the board of directors may declare and distribute interim dividends without the approval of the shareholders, but the payment of a final dividend requires shareholder approval.

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

         Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

         Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998. Since January 1, 2003 all exchange control restrictions have been eliminated (although there are still reporting requirements for foreign currency transactions). Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

Exchange Rates

         On December 31, 2002, the representative exchange rate between the NIS and the U.S. dollar as published by the Bank of Israel was NIS 4.737 = $1.00. The table below sets forth, for the periods and dates indicated, certain information concerning the representative U.S. dollar exchange rate for NIS as published by the Bank of Israel for the years ended December 31, 1994 through 2002, and for 2003 through June 16.


                                                        At End        Average
                                                       Of Period       Rate(1)        High           Low
                                                       ---------      --------        ----           ---
                                                       (NIS per $1.00)

                         1994                          3.02            3.01           3.06           2.96
                         1995                          3.14            3.08           3.18           2.90
                         1996                          3.25            3.19           3.30           3.08
                         1997                          3.54            3.45           3.59           3.24
                         1998                          4.16            3.79           4.37           3.55
                         1999                          4.15            4.14           4.26           4.04
                         2000                          4.04            4.07           4.19           3.96
                         2001                          4.416           4.203          4.416          4.067
                         2002                          4.737           4.7378         4.994          4.416
                         2003:
                         January                       4.814           4.8363         4.898          4.769
                         February                      4.810           4.8659         4.924          4.837
                         March                         4.687           4.781          4.858          4.687
                         April                         4.521           4.6185         4.671          4.521
                         May                           4.373           4.4779         4.577          4.373
                         June, as of June 16           4.354           4.3975         4.434          4.354

 (1) The average of the daily exchange rates during the year/month.

Taxation:

Israeli Tax Considerations

         The following contains a discussion of certain Israeli tax consequences to U.S. Shareholders (as defined below under "U.S. Federal Income Tax Considerations") of Ordinary Shares. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative relevant interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities. This discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.


Tax Reform

         On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation'' was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

Statutory Corporate Tax Rate

         Israeli companies are generally subject to corporate tax at the rate of 36% of their taxable income. In the Company's case, as described below, the rate is currently effectively reduced.


Tax benefits under the Law for the Encouragement of Capital Investments, 1959

         EZchip's facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), which provides certain tax and financial benefits to investment programs that have been granted such status.

         The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an "approved enterprise." Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

         A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package, a company's undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of up to ten years commencing in the first year of taxable income, and taxed at a reduced corporate tax of 10% to 25% for the remainder of the benefits period, depending on the extent of foreign shareholders' ownership of the Company's ordinary shares. The tax benefits relate only to taxable income attributable to specific approved enterprises. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The benefits period is limited to twelve years from completion of the investment under the approved plan or fourteen years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. A Foreign Investors Company ("FIC"), defined in the Investment Law as a company in which more than 25% of the share capital is held by foreign shareholders, may enjoy benefits for a period of up to ten years, or twelve years if it complies with certain export criteria stipulated in the Investment Law (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

         The tax benefits applicable to an approved enterprise apply only to a company's undistributed income. The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend. Dividends from approved enterprises are taxable at the reduced rate of 15% if distributed during the tax exemption period or within twelve years thereafter (this time limit does not apply to an FIC).


         EZchip has derived, and expects to continue to derive, a substantial portion of its operating income from its "approved enterprise" facilities.

         The Investment Center of the Ministry of Industry and Commerce bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of interest and penalties.


Special Provisions Relating to measurement of taxable income

         The Company measures its taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the "Inflationary Adjustments Law," which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Results of the Company for tax purpose are measured in terms of earning in NIS after certain adjustments for changes in the Israeli Consumer Price Index. The Inflationary Adjustments Law is highly complex.


     Capital Gains Tax Applicable to Shareholders

         Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise.

         Gains accrued before January 1, 2003 and derived from the sale of shares of "industrial companies'' traded on specified non-Israeli markets, including The Nasdaq National Market, are exempt from taxation. The Company believes that it may no longer have been classified as an "industrial company" beginning with the 2002 tax year. Another exemption may be available, however, because the Company's shares became dual listed on the Tel-Aviv Stock Exchange in 2002. Shareholders are advised to consult their tax advisors regarding the availability of the exemption.

         Gains derived by Israeli shareholders on or after January 1, 2003 from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel are subject to capital gains tax at a rate of 15%. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance.

         The above rules regarding the taxation of capital gains do not apply to: (1) dealers in securities; (2) in certain cases, shareholders who report in accordance with the Income Tax Law (Inflationary Adjustment) - 1985; or (3) shareholders who acquired their shares prior to the company's initial public offering.

         In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "United States- Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a "Treaty United States Resident") generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company's voting power during any part of the 12- month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the Company's voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of Non-Resident Shareholders on Ordinary Income

         Non-residents of Israel are subject to Israeli income tax on ordinary income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a United States corporation and holds 10% or more of the Company's voting power throughout a certain period, and 15% for dividends generated by an approved enterprise) is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the United States-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

         Under a recent amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities of an Israeli company, subject to the provisions of any applicable double taxation treaty.


U.S. Federal Income Tax Considerations

         The following summary sets forth the material U. S. federal income tax consequences applicable to the following persons who purchase, hold or dispose of the Ordinary Shares ("U.S. Shareholders"): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations, or other entities taxable as corporations for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to U. S. federal income taxation regardless of its source; and (iv) trusts, if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the U. S. Internal Revenue Code of 1986, as amended (the "Code"), U. S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report. This discussion generally considers only U.S. Shareholders that will hold the Ordinary Shares as capital assets for U.S. federal income tax purposes and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, (c) U.S. Shareholders owning, directly or by attribution, 10% or more of the LanOptic's outstanding voting shares, (d) U.S. Shareholders who hold the Ordinary Shares as part of a hedging, straddle or conversion transaction, (e) U.S. Shareholders who acquire their Ordinary Shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-U. S. tax law.

         If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns Ordinary Shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns Ordinary Shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of Ordinary Shares.

         The following summary does not address the impact of a U.S. Shareholder's individual tax circumstances. Accordingly, each U.S. Shareholder should consult his or her tax advisor as to the particular tax consequences to him or her of an investment in the Ordinary Shares, including the effects of applicable state, local or non-U.S. tax laws and possible changes in the tax laws.


Distributions Paid on the Ordinary Shares

         A U.S. Shareholder generally will be required to include in gross income as dividend income, the amount of any distributions paid in respect of the Ordinary Shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the LanOptic's current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as non-taxable return of capital reducing the U.S. Shareholder's tax basis in the Ordinary Shares to the extent of the distributions, and then as capital gain from a sale or exchange of such Ordinary Shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in Israeli shekels will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars on that day. A U.S. Shareholder generally will recognize foreign currency gain or loss (which is treated as ordinary income or loss from sources within the United States) upon the subsequent disposition of the Israeli shekels.


Credit for Israeli Taxes Withheld

         Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the Ordinary Shares will generally be eligible for credit against a U.S. Shareholder's U. S. federal income tax liability at such U.S. Shareholder's election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U. S. federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which such U.S. Shareholders elect to do so for all non-U.S. income taxes. Dividends with respect to the Ordinary Shares will generally be classified as foreign source "passive income" for the purpose of computing a U.S. Shareholder's foreign tax credit limitations for U.S. foreign tax credit purposes. The rules relating to foreign tax credits are complex, and each U.S. Shareholder should consult his or her tax advisor to determine whether he or she would be entitled to this credit.


Sale, Exchange or Other Disposition of the Ordinary Shares

         The sale, exchange or other disposition of Ordinary Shares will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange (determined at the spot rate on the settlement date of the sale) and the U.S. Shareholder's tax basis in the Ordinary Shares (determined in U.S. dollars). Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder's holding period of the Ordinary Shares exceeds one year at the time of the disposition. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of Ordinary Shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of Ordinary Shares by a holder who is a resident of the United States for purposes of the treaty and who sells the Ordinary Shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.


Recent Tax Legislation

         The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act"), enacted on May 28, 2003, generally reduces the maximum rate of tax imposed on certain dividends received by U.S. Shareholders that are individuals to 15 percent (5 percent for individuals in the lower tax brackets and 0 percent for such individuals in 2008) (the "Reduced Rate"). The Reduced Rate applies to dividends received after December 31, 2002 and before January 1, 2009, provided that certain holding period requirements are met. In order for dividends paid by a foreign corporation to be eligible for the Reduced Rate, the foreign corporation must be a "qualified foreign corporation" within the meaning of the Act and cannot be a passive foreign investment company or a foreign personal holding company. We believe that we will be considered a "qualified foreign corporation" within the meaning of the Act because our Ordinary Shares are listed on The Nasdaq Small Cap Market and that we will not be a passive foreign investment company (as discussed below) or a foreign personal holding company for the taxable year ended December 31, 2001. Thus, any distributions we make that are treated as taxable dividends should qualify for the Reduced Rate. There can be no assurance, however, that we will continue to be considered a "qualified foreign corporation" and that we will not become a passive foreign investment company or foreign personal holding company in the future.

         The Act also reduces the top individual tax rate on adjusted net capital gains for sales and exchanges of capital assets on or after May 6, 2003 and before January 1, 2009 from 20 percent (10 percent for individuals in the lower tax brackets) to 15 percent (5 percent for individuals in the lower tax brackets and 0 percent for these taxpayers in 2008).


Passive Foreign Investment Company Status

         A foreign corporation will be classified as a passive foreign investment company (a "PFIC") if, for any taxable year, either (i) 75% or more of its gross income in the taxable year is passive income, or (ii) 50% or more of the average value of its gross assets in the taxable year, calculated quarterly by value, produce or are held for the production of, passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets, which produce passive income.

         Although not free from doubt, based on our current and projected income, assets and activities, we believe that we will not be classified as a PFIC for our taxable year ending on December 31, 2002 or any subsequent taxable year. However, there can be no assurance that we will not in fact be considered to be a PFIC for our taxable year ending on December 31, 2002 or any other subsequent year because (i) the determination of whether or not we are a PFIC will be based on the composition of our income and assets and can be definitively made only after the end of each taxable year, (ii) the value of our stock has been volatile historically, (iii) we own substantial amount of assets such as cash and marketable securities which are considered as passive asset for purposes of the PFIC rules and (iv) the legal and financial analysis to determine whether a company is a PFIC is not entirely clear. In particular, there is no authority describing the permissible methods to determine the average value of the assets of a corporation in a particular taxable year. Therefore, there is no assurance that our belief regarding PFIC status will not be challenged by the U.S. Internal Revenue Service (the "IRS") or that a court will not sustain such challenge.

         If we were a PFIC for any taxable year during a U.S. Shareholder's holding period, and the U.S. Shareholder did not timely elect to treat the Company as a "qualified electing fund" under Section 1295 of the Code or elect to "mark to market" the Ordinary Shares (each as discussed below), a U.S. Shareholder would be subject to special tax rules on the receipt of an "excess distribution" on the Ordinary Shares (generally, a distribution to the extent it exceeds 125% of the average annual distributions in the prior three years) and on gain from the disposition of the Ordinary Shares. Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Shareholder's holding period in the Ordinary Shares, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income, the amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to amounts allocated to years prior to the year of the disposition or "excess distribution" would not be offset by any net operating losses. Additionally, if we are deemed to be a PFIC, a U.S. Shareholder who acquires our Ordinary Shares from a decedent generally will be denied the normally available step-up in tax basis to fair market value for the Ordinary Shares at the date of the death, and instead will have a tax basis equal to the decedent's tax basis if lower than fair market value.

         U.S. Shareholders may avoid taxation under the rules described above by making (i) a "qualified electing fund" election for the first taxable year in which we are a PFIC to include such U.S. Shareholder's share of our ordinary earnings and net capital gain on a current basis or (ii) a "deemed sale" election in a subsequent year, along with a qualified electing fund election, if we are still classified as a PFIC. A qualified electing fund election remains in effect until revoked by the IRS.

         U.S. Shareholders holding "marketable stock" (which we consider our Ordinary Shares to be) in a PFIC may make an election to "mark-to-market" the Ordinary Shares annually, rather than be subject to the above-described rules. Under such election, the U.S. Shareholder will include in income each year any excess of the fair market value of the PFIC stock at the close of each taxable year over the U.S. Shareholder's adjusted basis in such stock. The U.S. Shareholder will generally be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. Shareholder's adjusted tax basis in the Ordinary Shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to any loss recognized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock. An election to mark-to-market generally will apply to the taxable year in which the election is made and all subsequent taxable years.

         If a U.S. Shareholder makes one of these two elections, distributions and gain generally will not be recognized ratably over the U.S. Shareholder's holding period or be subject to an interest charge as described above. Further, the denial of basis step-up at death described above generally will not apply. A U.S. Shareholder making one of these two elections may experience current income recognition, even if no cash is distributed by us.

         We will notify U.S. Shareholders in the event that we conclude that we will be treated as a PFIC for any taxable year and will provide these U.S. Shareholders with such information as is necessary to enable these U.S. Shareholders to elect to treat us as a "qualified electing fund" for U.S. federal income tax purposes or to elect to "mark-to-market" the Ordinary Shares.

         Both elections are subject to a number of specific rules and requirements, and U.S. Shareholders are strongly urged to consult their tax advisors concerning these elections if we become a PFIC.


Backup Withholding and Information Reporting.

         Under certain circumstances, U. S. information reporting and/or backup withholding of U.S. federal income tax on dividends received on, and the proceeds of the dispositions of, the Ordinary Shares may apply to U.S. Shareholders. A backup withholding tax may apply to such payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding tax will be allowed as a refund or credit against the U.S. Shareholder's U.S. federal income tax liability, provided that certain required information is furnished to the IRS.

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

         Until 1997, inflation in Israel generally exceeded the devaluation of the NIS against the U.S. dollar, and we experienced increases in the dollar cost of our operations in Israel. In 1995 and 1996, the rate of inflation in Israel was 8.1% and 10.6%, respectively, and the devaluation of the NIS against the U.S. dollar was 3.9% and 3.7%, respectively. This trend was reversed during 1997, 1998 and 1999, when the rate of inflation was 7.0%, 8.6%, 1.3%, respectively, and the rate of devaluation was 8.8%, 17.6% and 2.3%, respectively. During 2000 this trend was reversed when the NIS increased at the rate of 2.7% compared to the U.S. dollar, while the inflation rate was 0%, causing us to experience increases in the dollar cost of our operations in Israel. In 2001 and 2002 this trend was reversed again, with the rate of inflation at 1.4% and 6.5%, respectively, and the rate of devaluation at 8.31% and 7.3%, respectively. There can be no assurance that this reversal will continue or that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind increases in inflation in Israel.

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



Date: June 19, 2003

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

Date: June 19, 2003                       /s/ Dr. Meir D. Burstin
                                          -----------------------------
                                             Dr. Meir D. Burstin
                                                  Chairman

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

Date: June 19, 2003                          /s/ Dror Israel
                                             ---------------------------
                                             Dror Israel
                                             Chief Financial Officer

                      LANOPTICS LTD. AND ITS SUBSIDIARIES


                       CONSOLIDATED FINANCIAL STATEMENTS


                            AS OF DECEMBER 31, 2002


                                IN U.S. DOLLARS




                                     INDEX



                                                                       Page

Report of Independent Auditors                                            2

Consolidated Balance Sheets                                             3 - 4

Consolidated Statements of Operations                                     5

Statements of Changes in Shareholders' Equity                             6

Consolidated Statements of Cash Flows                                   7 - 8

Notes to Consolidated Financial Statements                             9 - 39


[ERNST & YOUNG LOGO OMITTED]   |X|  Kost Forer & Gabbay       |X|   Phone:  972-3-6232525
                                    3 Aminadav St.                  Fax:    972-3-5622555
                                    Tel-Aviv 67067, Israel




                        REPORT OF INDEPENDENT AUDITORS

                            To the Shareholders of

                                LANOPTICS LTD.


         We have audited the accompanying consolidated balance sheets of LanOptics Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel which differ in certain respects from those followed in the United States (see Note 16 to the consolidated financial statements).



Tel-Aviv, Israel                                    KOST FORER & GABBAY
February 11, 2003                            A Member of Ernst & Young Global


LANOPTICS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                               December 31,
                                                                    -------------------------------------
                                                                         2002                2001
                                                                    -----------------   -----------------

     ASSETS

 CURRENT ASSETS:
  Cash and cash equivalents                                               $ 4,036               $ 2,798
  Marketable securities                                                     6,644                17,673
  Trade receivables                                                           362                  --
  Other accounts receivable and prepaid expenses (Note 3)                     532                   296
  Inventories (Note 4)                                                        377                  --
                                                                          -------               -------

Total current assets                                                       11,951                20,767
                                                                          -------               -------

LONG-TERM INVESTMENTS:
  Prepaid development and production costs (Note 5)                           777                 1,325
  Severance pay fund                                                          939                   686
                                                                          -------               -------

Total long-term investments                                                 1,716                 2,011
                                                                          -------               -------

PROPERTY AND EQUIPMENT, NET (Note 6)                                        1,021                 1,281
                                                                          -------               -------

OTHER ASSETS (Note 1d, 7)
  Technology, net                                                           1,318                  --
  Goodwill, net                                                             1,574                  --
                                                                          -------               -------

                                                                            2,892                  --
                                                                          -------               -------

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS                                 --                     161
                                                                          -------               -------

Total assets                                                              $17,580               $24,220
                                                                          =======               =======


The accompanying notes are an integral part of the consolidated financial statements.


LANOPTICS LTD. AND ITS SUBSIDIARIES
    CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)


                                                                             December 31,
                                                                      -----------------------------
                                                                          2002             2001
                                                                      ------------    -------------

      LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Trade payables                                                         $    506          $    322
   Other accounts payable and accrued expenses (Note 8)                      2,296             1,420
                                                                          --------          ---------

Total current liabilities                                                    2,802             1,742
                                                                          -------           ---------

ACCRUED SEVERANCE PAY                                                        1,196               990
                                                                          --------          ---------

PREFERRED SHARES IN A SUBSIDIARY (Note 1d)                                   5,567            15,295
                                                                          --------          ---------

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS                              214               670
                                                                          --------          ---------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY:
   Share capital (Note 10):
     Ordinary shares of NIS 0.02 par value -
     Authorized: 10,000,000  shares at December 31, 2002 and 2001;
     Issued and outstanding: 8,465,535 and 7,290,777 shares at
     December 31, 2002 and 2001, respectively                                   60                56
     Deferred shares of NIS 1 par value -
     Authorized,  issued and outstanding:  0 and 1,000 shares
     at December 31, 2002 and 2001, respectively                              --              (*  --
   Additional paid-in capital                                               33,743            24,792
   Accumulated deficit                                                     (26,002)          (19,325)
                                                                          --------          ---------

Total shareholders' equity                                                   7,801             5,523
                                                                          --------          ---------

Total liabilities and shareholders' equity                                $ 17,580          $ 24,220
                                                                          ========          ========


*) Represents an amount lower than $1.


The accompanying notes are an integral part of the consolidated financial statements.


         February 11, 2003
------------------------------------        -------------------------------------        -----------------------------------
      Date of approval of the                           Dror Israel                               Meir D. Burstin
       financial statements                       Chief Financial Officer                             Chairman



LANOPTICS LTD. AND ITS SUBSIDIARIES
   CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)



                                                                                      Year ended December 31,
                                                                         --------------------------------------------------
                                                                             2002              2001              2000
                                                                         --------------    --------------    --------------

Revenues (Note 12)                                                           $       465       $      --         $      --
Costs of revenues                                                                    164              --                --
Amortization of developed technology                                                 107              --                --
                                                                             -----------       -----------       -----------

Gross profit                                                                         194              --                --
                                                                             -----------       -----------       -----------

Operating expenses:
  Research and development, net                                                    8,153             7,434             4,530
  In-process research and development write-off                                    4,655              --                --
  Selling and marketing, net                                                       1,913             1,327               510
  General and administrative                                                       1,288             1,005               979
  Amortization of goodwill                                                            60              --                --
                                                                             -----------       -----------       -----------

                                                                                  16,069             9,766             6,019
                                                                             -----------       -----------       -----------

Operating loss                                                                   (15,875)           (9,766)           (6,019)
Financial income, net (Note 13a)                                                     659             1,427               726
Other income, net (Note 13b)                                                        --                 814               465
                                                                             -----------       -----------       -----------

Loss from continuing operations, before minority interest                        (15,216)           (7,525)           (4,828)
Minority interest in losses of subsidiaries                                        8,488             7,082             2,997
                                                                             -----------       -----------       -----------

Loss from continuing operations                                                   (6,728)             (443)           (1,831)
                                                                             -----------       -----------       -----------

Discontinued operations:
  Income (loss) from discontinued operations of a segment of a
    business                                                                          51               793            (4,769)
                                                                             -----------       -----------       -----------

Net income (loss)                                                            $    (6,677)      $       350       $    (6,600)
                                                                             ===========       ===========       ===========

Net loss per share from continuing operations                                $     (0.87)      $     (0.06)      $     (0.27)
                                                                             ===========       ===========       ===========

Net earnings (loss) per share from discontinued operations                   $      0.01       $      0.11       $     (0.70)
                                                                             ===========       ===========       ===========

Net earnings (loss) per share                                                $     (0.86)      $      0.05       $     (0.97)
                                                                             ===========       ===========       ===========

Weighted average number of Ordinary shares used in computing net
  earnings (loss) per share                                                    7,782,593         7,350,027         6,804,043
                                                                             ===========       ===========       ===========



The accompanying notes are an integral part of the consolidated financial statements.


LANOPTICS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)


                                         Number of shares
                                  ------------------------------              Additional                    Total
                                     Ordinary       Deferred        Share     paid-in      Accumulated   shareholders'
                                      shares         shares        capital     capital       deficit       equity
                                  --------------------------------------------------------------------------------------

Balance as of January 1, 2000         6,584,335        1,000   $       52   $   24,124    $  (13,075)   $   11,101

Net loss                                   --           --            --           --         (6,600)       (6,600)
Exercise of options                      92,125         --          (*--           403         --              403
Exercise of warrants                    608,192         --              4          250         --              254
                                     ----------    ----------   ----------   ----------   ----------    ----------

Balance as of December
31, 2000                              7,284,652        1,000           56       24,777       (19,675)        5,158

Net income                                 --           --            --           --            350           350
Exercise of options                       6,125         --          (*--            15         --               15
                                     ----------    ----------   ----------   ----------   ----------    ----------

Balance as of December
31, 2001                              7,290,777        1,000           56       24,792       (19,325)        5,523

Net loss                                   --           --            --           --         (6,677)       (6,677)
Issuance of shares                    1,153,508         --              4        8,898         --            8,902
Exercise of options                      21,250         --          (*--            53         --               53
Retirement of deferred
shares                                     --         (1,000)         --           --          --              --
                                    -----------    ----------   ----------  ----------    -----------    ----------

Balance  as  of  December
31, 2002                              8,465,535         --      $      60   $   33,743    $  (26,002)   $    7,801
                                    ===========    ==========   ==========  ==========   -============    ==========




*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.


LANOPTICS LTD. AND ITS SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                      Year ended December 31,
                                                                         --------------------------------------------------
                                                                             2002              2001              2000
                                                                         --------------    --------------    --------------

 Cash flows from operating activities:
 Net income (loss)                                                           $  (6,677)         $    350          $ (6,600)
 Adjustments to reconcile net income (loss) to net cash used in operating activities:
   Depreciation and amortization                                                   862               468               275
   Amortization of prepaid production and development costs                        548               542               267
   Write-off of in-process research and development                              4,655                 -                 -
   Gain on sale of marketable securities and short-term bank deposits             (587)           (1,308)             (616)
   Minority interest in losses of subsidiaries                                  (8,488)           (7,082)           (2,997)
   Gain on sale of property and equipment                                            -                (5)              (13)
   Increase in trade receivables                                                  (362)                -                 -
   Increase in other accounts receivable and prepaid expenses                     (236)             (178)              (60)
   Increase in inventory                                                          (377)                -                 -
   Increase (decrease) in trade payables                                           184              (116)              388
   Increase (decrease) in other accounts payable and accrued expenses              876               296            (1,274)
   Accrued severance pay, net                                                      (47)              129               100
                                                                         --------------    --------------    --------------

 Net cash used in continuing operating activities                               (9,649)           (6,904)          (10,530)
 Net cash provided by (used in) discontinued operations                           (294)           (2,639)            3,680
                                                                         --------------    --------------    --------------

 Total net cash used in operating activities                                    (9,943)           (9,543)           (6,850)
                                                                         --------------    --------------    --------------

 Cash flows from investing activities:
 Investment in short-term bank deposits                                              -                 -           (10,500)
 Investment in marketable securities                                            (3,142)          (12,523)          (14,222)
 Proceeds from short-term bank deposits                                              -            10,997               834
 Proceeds from sale of marketable securities                                    14,758            10,248             8,976
 Purchase of property and equipment                                               (435)           (1,105)             (698)
 Proceeds from sale of property and equipment                                        -                70                23
                                                                         --------------    --------------    --------------

 Net cash provided by (used in) investing activities                            11,181             7,687           (15,587)
                                                                         --------------    --------------    --------------



The accompanying notes are an integral part of the consolidated financial statements.



LANOPTICS LTD. AND ITS SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

                                                                                     Year ended December 31,
                                                                         -------------------------------------------------
                                                                              2002               2001              2000
                                                                         --------------    ---------------    -------------
 Cash flows from financing activities:
Proceeds from issuance of subsidiary's Preferred
  shares to a third party, net                                                --                 --               25,179
Proceeds from exercise of options and warrants                                  53                 15                656
Issuance expenses                                                              (53)              --                 --
                                                                          --------           --------           --------

Net cash provided by financing activities                                     --                   15             25,835
                                                                          --------           --------           --------

Increase (decrease) in cash and cash equivalents                             1,238             (1,841)             3,398
Cash and cash equivalents at the beginning of the year                       2,798              4,639              1,241
                                                                          --------           --------           --------

Cash and cash equivalents at the end of the year                          $  4,036           $  2,798           $  4,639
                                                                          ========           ========           ========

Non-cash activities:
Development and production costs upon issuance
  of subsidiary's Ordinary shares:
  Development and production costs                                        $   --             $   --             $  2,134
  Deferred gain from issuance of subsidiary's
    Ordinary shares to a third party                                          --                 --               (1,938)
  Minority interest                                                           --                 --                 (196)
                                                                          --------           --------           --------

                                                                          $   --             $   --             $   --
                                                                          ========           ========           ========

Investment in a subsidiary against issuance of shares:
Other assets                                                              $ (3,060)          $   --             $   --
Preferred shares in a subsidiary                                            (1,240)              --                 --
In-process research and development                                         (4,655)              --                 --
                                                                          --------           --------           --------

Issuance of shares                                                        $ (8,955)          $   --             $   --
                                                                          ========           ========           ========





The accompanying notes are an integral part of the consolidated financial statements.




LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands


NOTE 1:- GENERAL

         a. LanOptics Ltd. was incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, the Company's principal business was the development, manufacturing and marketing of LANs and WANs networking equipment. In addition LanOptics operated in the business of Internet applications, through two independent business units, the NetGuard subsidiary, which operations have been ceased in early 2001 and the NetXchange subsidiary which operations ceased in 1998. LanOptics is now operating in the segment of network processors, through its independent business unit, E.Z. Chip Technologies Ltd., or EZchip, which is engaged in the development of high performance network processors.

               EZchip Technologies Ltd. was established in December 1999 as a wholly-owned subsidiary of the Company, following LanOptics decision to cease the research and development of new switching products for LANs and instead focus on its internal ASIC design team (which developed ASICs for LanOptics products). This team began working on the development of network processors and was incorporated as the EZchip subsidiary in December 1999. During 2001, EZchip established a wholly owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of the EZchip products.

               The Company's Ordinary Shares are quoted on the Nasdaq Small-Cap Market and on the Tel-Aviv Stock Exchange under the symbol "LNOP". Prior to April 14, 2003, the Company's Ordinary Shares were traded on the Nasdaq National Market.

         b. As mentioned above, on February 5, 2001, the management decided to close NetGuard's activities, which developed and marketed Internet security software applications such as Guardian Pro that includes Guardian Firewall and Bandwidth control software. As discussed above, this determination along with those taken in 1998 regarding the closure of NetXchange comprised the discontinuation of the Internet applications segment. The Company accounted for the closing of NetGuard in accordance with APB- 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB- 30") and EITF 95-18 "Accounting and Reporting for a Discontinued Business Segment When the Measurement Date Occurs after The Balance Sheet Date but Before the Issuance of Financial Statements" ("EITF 95-18").

               As a result of the NetGuard's closure as mentioned above, the results of operations of NetGuard were reported separately as discontinued operations in the statements of operations for the two years in the period ended December 31, 2001, and are summarized as follows:


                                                                       Year ended December 31,
                                                                  -------------------------------
                                                                        2001            2000
                                                                  ---------------   -------------

               Revenues                                              $   1,092       $ 5,125
               Cost of revenues                                           (260)       (1,745)
               Research and development expenses                          (126)       (1,110)
               Selling, general and administrative expenses               (504)       (8,453)
               Financial income (expenses)                                  19           (69)
                                                                     ------------   -------------

               Net income (loss)                                     $     221       $(6,252)
                                                                     ============   =============

         c. On December 31, 2002, following two quarters of minimal operations related to the networking solutions products ("Legacy products), and based on management expectations for minimal future operations related to these products, management decided to account for its legacy operations as a discontinuation of a business in accordance with Accounting Standard No. 8 of the Israel Accounting Standards Board, "Discontinuing Operations" in the financial statements as of December 31, 2002. Accordingly, the results of operations of the legacy operations for the three years ended December 31, 2002 have been reported separately as discontinued operations in the statements of operations. In addition, the assets and liabilities attributed to the discontinued operations have been reported separately in the balance sheets as of December 31, 2001 and 2002.

               The results of operations of legacy operations are summarized as follows:


                                                                                    Year ended December 31,
                                                                     ---------------------------------------------------
                                                                          2002               2001                2000
                                                                     ----------------   ----------------    ------------

               Revenues                                                  $ 61            $ 1,449             $ 3,227
               Cost of revenues                                            (5)            (1,049)             (1,704)
               Research and development expenses                            -                  -                 132
               Selling, general and administrative expenses                (5)              (197)               (172)
               Other income, net                                            -                346                   -
               Minority  interest in losses of a subsidiary                 -                 23                   -
                                                                       --------         ----------          ---------
               Net income                                                $ 51            $   572             $ 1,483
                                                                       ========         ==========          =========

         d. In early 2000, EZchip issued 7,776,111 Preferred A shares in consideration of $ 5,519. In late 2000, EZchip issued 7,198,453 Preferred B shares for a total consideration of $ 21,660, of which the Company has invested $ 2,000. The amount of $ 25,179 which was invested by a third party, was recorded as Preferred shares in a subsidiary.

               In addition, during 2000, EZchip issued 2,103,924 Ordinary shares to IBM at $ 1.02 per share in consideration of development and production services to be performed. (See Note
               6).

               On August 19, 2002, the Company acquired 2,777,778 Preferred A shares and 737,462 Preferred B shares of EZchip, in consideration of the issuance of 1,153,508 Ordinary shares of the Company. The total fair value of the Ordinary shares issued for the acquisition is $8,956 (determined, based on the average price of LanOptics' Ordinary shares two day before and after the announcement date of the transaction). The transaction was accounted for according to the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

               The preliminary purchase price allocation is as follows:

               EZchip Preferred A and B shares acquired             $   1,440
               Intangible assets acquired:
                  In-process research and development                   4,655
                  Technology (1)                                        1,425
                  Goodwill (2)                                          1,634
               Liabilities assumed                                       (198)
                                                                    ----------
               Total consideration                                  $   8,956
                                                                    ==========

               (1) The technology is amortized using a straight-line method over the useful life of the technology, which is five years.

               (2) The goodwill is amortized over a period of 10 years, using the straight-line method.

               As of December 31, 2002, the Company holds 66% of EZchip.

         e. EZchip currently depends mainly on a single manufacturer (IBM) for production of EZchip's products. If this manufacturer should be unable or unwilling to continue to manufacture EZchip's products in required volumes or on a timely basis, any resulting manufacturing delays could result in the loss of sales, which could adversely affect operating results.

         f.    As for percentage of ownership and control in subsidiaries, see
               Note 15.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

               The Company's consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Israel ("Israeli GAAP"). Israeli GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") that differ in certain respects as applicable to the consolidated financial statements of the Company (see Note
               16).

         a.    Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

         b.    Financial statements in U.S. dollars:

               The transactions of the Company and EZchip are recorded in new Israeli shekels ("NIS"), however, since the majority of their sales are made in U.S. dollars ("dollars") and the Company's shares are traded on a foreign stock exchange, the Company and its subsidiaries have elected to adjust their financial statements according to the changes in the exchange rate of the U.S. dollar, in conformity with Section 29b to Statement of Opinion 36 of the Institute of Certified Public Accountants in Israel.

               Accordingly, transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are recorded at the exchange rate at the date of the transaction. The effects of foreign currency remeasurement are included in the statement of operations as financial income or expenses, as appropriate.

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

         g.    Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items or technological obsolescence. As of December 31, 2001, the Company wrote-off inventories in the amount of $ 129 as part of its plan to focus on the network process market. The write-off was included in the cost of revenues.

               Cost is determined as follows:

               Raw materials - using the average method.

               Work in progress and finished products - on the basis of calculated manufacturing costs.

         h.    Property and equipment:

               Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

                                                                    %
                                                            -------------------
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

               During 2002, 2001 and 2000, the Company recorded impairment losses in the amount of $ 0, $ 210 and $ 156, respectively. The impairment in 2001 is related to the Company's plan to focus on the network processor market and was recorded in statements of operations as other operating loss. The impairment in 2000 is related to NetGuard's operations and has been included in the loss from discontinued operations of a segment of a business in the consolidated statements of operations.

         i.    Other assets:

               The technology and the goodwill are being amortized on a straight-line basis over their useful life. The technology is amortized over five years and the goodwill is amortized over 10 years.

         j.    Preferred shares in a subsidiary:

               The investment by a third party in the Preferred shares in a subsidiary is presented as a quasi equity item. Losses are attributed among the different classes of the subsidiary's shares according to the ownership level, which determined by liquidation preference.

         k. Gain from issuance of subsidiary's Ordinary shares to a third party:

               According to Statement No. 68 of the Institute of Certified Public Accountants in Israel, a gain from an issuance of a subsidiary's shares in a development stage company to a third party is recorded as a deferred gain and amortized according to the highest of (i) a three-year period or, (ii) the Company's interest in the subsidiary's losses.

         l.    Research and development costs:

               Research and development costs are charged to expenses as incurred.

         m.    Severance pay:

               The liability of the Company and its subsidiaries for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and is presented on the undiscounted basis. Employees are entitled to one month's salary for each year of employment or a portion thereof. The liability for all of the employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance expenses (income) for the years ended December 31, 2002, 2001 and 2000 were $(25), $ 107 and $ 203, respectively.

         n.    Deferred income taxes:

               The Company follows the liability method of accounting for income taxes in accordance with Israeli accounting principles.

               Deferred income taxes are computed in respect of temporary differences between the amounts included in these financial statements, and those to be considered for tax purposes.

               Deferred tax balances are computed at the tax rate that will be in effect when those taxes are released to the statement of operations.

               Taxes that would apply in the event of the realization of investments in subsidiaries have not been taken into account in calculating the deferred taxes, as it is the Company's intention to hold these investments.

               As the realization of deferred tax assets in the future is uncertain, no deferred taxes were recorded.

         o.    Net earnings (loss) per share:

               Net earnings (loss) per share is computed in accordance with Statement 55 of the Institute of Certified Public Accountants in Israel, based on the weighted average number of Ordinary shares and equivalents outstanding during each period.

               The dilutive effect of options and convertible debentures is included in the calculation of basic net earnings per share only if their being exercised is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise or conversion of the options and convertible debentures, and the discounted present value of the future proceeds derived from the exercise of such options and convertible debentures.

         p.    Accounting for stock based compensation:

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

               The Company applies SFAS No. 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No.123 requires use of an option valuation model to measure the fair value of the options on the date of grant.

               Under SFAS No. 123, "Accounting for Stock-Based Compensation", pro forma information regarding net income (loss) and net earnings (loss) per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: risk-free interest rates of 3.00% for 2001, dividend yields of 0%, expected life for an option of five years and excepted volatility of 1.287 for 2001. No options were granted during 2000 and 2002.

               For purposes of pro-forma disclosure the estimated fair value of the options is amortized to expenses over the options' vesting period.

               Pro forma information under SFAS 123:


                                                                      Year ended December 31,
                                                       --------------------------------------------------
                                                            2002               2001               2000
                                                       --------------    --------------    --------------

Loss from continuing operations as reported               $ (6,728)            $ (443)           $(1,831)
                                                          ========             ======            =======

Income (loss) from discontinued
operations as reported                                    $     51             $  793            $(4,769)
                                                          ========             ======            =======

Net income (loss) as reported                             $ (6,677)            $  350            $(6,600)
                                                          ========             ======            =======

Add: stock-based employee compensation expense
determined under fair value based method                  $   (204)            $ (174)           $  (703)
                                                          ========             ======            =======

Deduct: stock-based employee compensation
expense included in reported net loss                     $   --               $ --              $  --
                                                          ========             ======            =======

Pro forma loss from continuing operations                 $ (6,932)            $ (617)           $(2,534)
                                                          ========             ======            =======

Pro forma income (loss) from discontinued
operations                                                $     51             $  793            $(4,769)
                                                          ========             ======            =======

Pro forma net income (loss)                               $ (6,881)            $  176            $(7,303)
                                                          ========             ======            =======

Pro forma net loss per share from
continuing operations                                     $  (0.89)            $(0.08)           $ (0.37)
                                                          ========             ======            =======

Pro forma net earnings (loss) per share
from discontinued operations                              $   0.01             $ 0.11            $  (0.7)
                                                          ========             ======            =======

Pro forma net earnings (loss) per share                   $  (0.88)            $ 0.03            $ (1.07)
                                                          ========             ======            =======


         q.    Warranty costs:

               The Company provided a three-year warranty for its discontinued LanOptics hardware products - the warranty for the last products that were sold will end in December 2004 - and also provided a warranty for 14 months for the discontinued NetGuard hardware products that ended in April 2002. The warranty was provided at no extra charge. A provision was recorded for estimated warranty costs based on the Company's experience. EZchip has a 90 days limited warranty obligation for its products.

         r.    Revenue recognition:

               Revenues from sales of chips for customers that have completed their product design phase are recognized upon shipment.

               Revenues from sales of sample chips, evaluation systems and software tools are recognized over the customers design period
               - usually 12 months, which is the average time required for EZchip customer's to develop networking products, based on EZchip technology. In addition, revenues generated for the first time for each customer are deferred until a payment is accepted.

               Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 ("SAB 101"), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Generally, the Company does not have any significant obligations after delivery. The Company does not grant a right of return to its customers.

         s.    Royalty and non-royalty bearing grants:

               Royalty bearing grants from the Government of Israel for funding of approved research projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and recorded as a deduction of research and development costs.

               The Company received royalty-bearing grants from the Government of Israel for funding of approved research projects in the amount of $ 0, $ 0 and $ 565 during 2002, 2001 and 2000, respectively, including amounts related to discontinued operations of $ 0, $ 0 and $ 565 during 2002, 2001 and 2000, respectively.

               The Company's subsidiary also received non-royalty-bearing grants from the Fund for the Encouragement of Marketing Activity in the amount of $ 75, $ 25 and $ 0 during 2002, 2001 and 2000, respectively. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of sales and marketing expenses.

         t.    Advertising expenses:

               Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 amounted to $ 121, $ 48 and $ 88, respectively.

         u.    Concentrations of credit risk:

               Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities and trade receivables.

               The Company's cash and cash equivalents are mainly invested in major banks in Israel and the United States. Such deposits in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

               The trade receivables of the Company are derived from sales to customers located in the North America, Far East and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

               The Company's marketable securities include investments in debentures of U.S. corporations. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

               The Company and its subsidiaries have no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

         v.    Fair value of financial instruments:

               The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

               The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

               The fair value of marketable securities is based on quoted market prices. If the market value is permanently lower than the amortized cost then the marketable securities are amortized to their market value. As for the fair value of the marketable securities see Note 16a6.

         w. Implementation of new accounting standards and their impact on the financial statements

               During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies. In August 2002, Accounting Standard No. 14 was published with respect to fiscal reporting for interim periods, and in December 2002, Accounting Standard No. 17 was published with respect to the deferral of the implementation of Accounting Standards No. 12 and No. 13 until January 1, 2004. In February 2003, Accounting Standard No. 15 was published with respect to the impairment of assets.

               According to Standards No. 12 and No. 17, which deal with the adjustment of financial statements, financial statements will discontinue to be adjusted for inflation in Israel commencing January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in conformity with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

               In accordance with the provisions of Accounting Standard No. 13 and No. 17 prescribe principles with respect to the effect of the changes in the exchange rates for foreign currency. These Standards replaces clarification No. 8 and clarification No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are void with the discontinuation of the adjustment of financial statements. The Standards deal with the translation of transactions in foreign currency and the translation of financial statements of foreign operations in order to integrate them into the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those implemented to date. Accounting Standard No. 13 will apply to financial statements for periods commencing after December 31, 2003.

               In accordance with the provisions of Accounting Standard No. 13, it is possible to continue adjusting the financial statements pursuant to the changes in the foreign currency exchange rates in accordance with section 29(a) to Opinion No. 36 of the Institute of Certified Public Accountants in Israel up until the date on which the Accounting Standards Board will publish a new Standard regarding this issue. This Standard requires disclosure with respect to the reasons for presenting the financial statements in foreign currency. In addition, this Standard requires disclosure with respect to any change whatsoever in the reporting currency.

               The objective of Accounting Standard No. 14, which deals with fiscal reporting for interim periods, is to determine the minimum content for financial reporting for interim periods, as well as to determine the recognition and measurement principles in financial statements for interim periods. In addition, the interim financial statements will, for the first time, include condensed segmental information similar to the information included in the annual financial statements. This Accounting Standard, which is based on International Accounting Standard No. 34, "Financial Reporting for Interim Periods", replaces Opinion No. 43 of the Institute of Certified Public Accountants in Israel that deals with financial statements for interim periods and Opinion No. 60 that deals with the amendment of Opinion No. 43 with respect to the cancellation of the obligation to include information regarding nominal data in financial statements for interim periods. This Standard will apply in respect to financial statements for periods beginning on or after January 1, 2003.

               Accounting Standard No. 15, which deals with the impairment of assets, is based on International Accounting Standard No. 36, and prescribes the accounting principles in the case of a decline/elimination of the decline, in the value of a company's assets, including investments in investees that are not subsidiaries, goodwill arising from the acquisition of subsidiaries and fair value adjustments. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003.

               The transitional guidelines in the Standard prescribe that losses due to an impairment of assets, which derive from the application of this Accounting Standard, will be recognized in the pre-tax income. The aforesaid will not apply in the case of a loss from the impairment of an asset that was not recognized in the past only due to the fact that the total undiscounted expected future net cash flow exceeds the book value. The latter will be carried to the statement of operations under the item "Cumulative effect of the change in the accounting principle to the beginning of the year".

               Management does not anticipate that the new Standards, as discussed above, will have a significant effect on its results of operations, financial position and cash flows.


NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                        December 31,
                                          ------------------------------------
                                                2002                 2001
                                          ----------------     ---------------

             Government authorities           $ 209                $ 55
             Employees                           71                  113
             Prepaid expenses                   198                  109
             Unbilled receivables                25                    -
             Others                              29                   19
                                             ----------            -------
                                              $ 532                $ 296
                                             ==========            =======


NOTE 4:- INVENTORIES

              Raw material                    $  94                $   -
              Work in progress                    3                    -
              Finished products                 280                    -
                                            ----------             ------
                                              $ 377                $   -
                                            ==========             ======


NOTE 5:- PREPAID DEVELOPMENT AND PRODUCTION COSTS

               During 2000, the Company recorded prepaid development and production costs in the amount of $ 2,134 pursuant to an agreement signed between EZchip and IBM. According to the agreement, EZchip issued to IBM fully vested non-forfeitable Ordinary shares and is also obligated to future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, which consists of the following: Development - Access to unique semiconductor communications cores and technologies, such as Cu-11, Production - IBM will develop specialized high-performance embedded DRAM cores, which meet the rigorous requirements of EZchip's 10-Gigabit wire-speed processing. The fair value of these services was measured in accordance with EITF 96-18 "Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Good or Services" ("EITF 96-18") and recorded as an asset in accordance with EITF 00-18 " Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees" ("EITF 00-18") (See Note 1d).

               The Ordinary shares that were issued were valued in accordance with EZchip's fair value at the date of this agreement based on a valuation performed by the Company's CFO. In addition, the Company performed a valuation of the development services, based on estimations performed by the Company's CEO of the scope of the anticipated efforts involved, using his best judgment and experience, as well as his acquaintance with the market price for similar developments. As a support for the CEO's estimation, the Company also reviewed negotiations for comparable transactions, which indicated similar prices for IBM's development services. The remainder of the value of the shares issued to IBM was allocated to production services. Accordingly, prepaid costs totaling $ 2,134 thousand, were allocated between prepaid development services of $ 1,500 thousand, and prepaid production services of $ 634 thousand.

               Development costs are amortized upon achievement of milestones determined in the agreement.

               Production costs are included in cost of sales based on quantities produced. The production costs are amortized according to the ratio of units produced and the estimated units to be manufactured.

               For the year ended December 31, 2002, 2001 and 2000, amortization expenses related to the development costs amounted to $542, $542 and $267, respectively and the amortization expenses related to the production cost amounted to $6, $0 and $0, respectively.

               At each balance sheet date, the unamortized capitalized development and production costs are compared to the net realizable value of the prepaid development and production costs. The amount by which the unamortized capitalized costs exceed the net realizable value of that asset is written-off. The net realizable value is the estimated future gross income from that product reduced by the estimated future costs of completing and selling that product. As of December 31, 2002, no write off was deemed necessary.


NOTE 6:- PROPERTY AND EQUIPMENT, NET


                                                                                    December 31,
                                                                        -------------------------------------
                                                                             2002                 2001
                                                                        ----------------     ----------------
             Cost:
                Office furniture and equipment                             $        7            $      7
                Computers, software and electronic equipment                    2,724                2,324
                Motor vehicles                                                     82                   82
                Leasehold improvements                                             42                    7
                                                                        ----------------     ----------------

                                                                                2,855                2,420
                                                                        ----------------     ----------------

             Accumulated depreciation                                           1,834                1,139
                                                                        ----------------     ----------------

             Depreciated cost                                              $    1,021            $   1,281
                                                                        ================     ================


            Depreciation expenses for the years ended December 31, 2002, 2001 and 2000 amounted to approximately $695, $536 and $638, respectively.


NOTE 7:- OTHER ASSETS


                                                                                                December 31,
                                                                                    -------------------------------------
                                                                                         2002                 2001
                                                                                    ----------------     ----------------
             Cost:
             Technology                                                             $       1,425            $       -
             Goodwill                                                                       1,634                    -
                                                                                    ----------------     ----------------

                                                                                            3,059                    -
             Accumulated depreciation                                                         167                    -
                                                                                    ----------------     ----------------

             Depreciated cost                                                       $       2,892            $       -
                                                                                    ================     ================


             Depreciation expenses for the years ended December 31, 2002, 2001 and 2000 amounted to approximately $167, $0 and $0, respectively.


NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES


                                                                                                December 31,
                                                                                    -------------------------------------
                                                                                         2002                 2001
                                                                                    ----------------     ----------------

             Employees and payroll accruals                                         $       1,060            $     837
             Accrued expenses                                                                 766                  583
             Deferred revenues                                                                468                    -
             Others                                                                             2                    -
                                                                                    ----------------     ----------------

                                                                                    $       2,296            $   1,420
                                                                                    ================     ================


NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

         a.    Royalty commitments:

               Under the research and development agreements of the Company and its subsidiaries with the Office of the Chief Scientist of the Ministry of Industry and Trade, the Company and its subsidiaries received grants for the funding of research and development projects.

               The Company is committed to pay royalties to the Chief Scientist with respect to products in which the Chief Scientist participates in their research and development costs. The royalties are paid at the rate of 3%-4.5% of the sale of products resulting from research and development projects, up to an amount equal to 100%-150% of the grants received, linked to the exchange rate of the U.S. dollar and bearing interest at LIBOR from January 1, 1999. Repayment of such grants is not required in the event that there are no sales of products developed through such grants. As of December 31, 2002, the Company has a contingent obligation to pay royalties with respect to the aforementioned grants in the amount of $ 7,802, which is related to discontinued operations. Therefore, the Company does not anticipate that it will pay additional royalties in respect of these grants.

               Royalties paid or accrued during 2002, 2001 and 2000 were $0, $63 and $254, respectively, and recorded as part of the cost of revenues.

         b.    Lease commitments:

               (1) The Company and its subsidiaries lease their facilities under operating lease agreements, which will expire in 2007. The minimum lease payments under non-cancelable operating leases are as follows:

                                                 Year ended
                                                December 31,
                                             -------------------

                             2003                $   339
                             2004                    339
                             2005                    339
                             2006                    339
                             2007                     28
                                             --------------
                                                 $ 1,384
                                             ==============

                      In case the Company will decide to terminate the operating lease agreement earlier, the Company will pay compensation in an amount of $20 to $80.

                      Rent expenses for the years ended December 31, 2002, 2001 and 2000 amounted to $410, $383 and $482, respectively.

               (2) The Company and its subsidiary also lease their motor vehicles under operating lease agreements, which will expire in 2005. The minimum lease payments under non-cancelable operating leases are as follows:

                                                 Year ended
                                                December 31,
                                             -------------------

                             2003                $   340
                             2004                    125
                             2005                      8
                                             -------------------
                                                 $   473
                                             ===================

                      Rent expenses for the years ended December 31, 2002, 2001 and 2000 amounted to $549, $414 and $44, respectively.


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

                      e)    Anti-dilution:

                            In the event that at any time after the original issuance date of Preferred A and B shares, EZchip issues additional shares at a price which reflects a price per share that is lower than the price of the Preferred A or Preferred B shares, then the conversion price for each Preferred share shall be adjusted to reflect such price reduction.

                      f)    Liquidation preference:

                            The holders of Series B Preferred shares shall be entitled prior to and in preference to any payment to any of the holders of any other classes of shares an amount per each Preferred share equal to the higher of (i) two and a half times the purchase price plus all accumulated but unpaid dividends or (ii) the amount that the holder would receive on an as if converted basis.

                            Upon the completion of the distribution to the holders of Series B Preferred shares the holders of the Preferred A shares shall be entitled to receive, prior to and in preference to any payments to any of the holders of any other classes of shares, an amount per each Preferred share equal to the purchase price plus accumulated but unpaid dividends.

         b. As part of the listing on the TASE, the Company retired all of its Deferred shares (1,000) at their nominal value that is lower than $1.

         c. On August 19, 2002, the Company issued 1,153,508 Ordinary shares in consideration for 2,777,778 Preferred A shares and 737,462 Preferred B shares of EZchip (see Note 1d).

         d.    Stock option plans:

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

               Pursuant to the plans, the Company reserved for issuance 750,000 Ordinary shares. As of December 31, 2002, an aggregate of 140,111 Ordinary shares of the Company are still available for future grant.

               The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or canceled before expiration, become available for future grants.

               The following table is a summary of activity for the Company's stock options plans:


                                                       Year ended December 31,
                          ----------------------------------------------------------------------------------
                                     2002                       2001                        2000
                          --------------------------- --------------------------  --------------------------
                                          Weighted                   Weighted                    Weighted
                                          average                     average                     average
                             Number       exercise       Number      exercise       Number       exercise
                           of options      price       of options      price      of options       price
                          ------------- ------------- ------------- ------------  ------------  ------------

Outstanding at
beginning of year         294,989          $   3.92      313,614        $   3.95      437,864     $   3.61

  Granted                     -              -            20,000        $   4.15          -       $     -
  Exercised               (21,250)         $   2.5        (6,125)       $   2.50      (92,125)    $   4.37
  Forfeited               (15,000)         $   4.25      (32,500)       $   4.65      (32,125)    $   3.43
                         ---------                      ---------                    ---------

 Outstanding at
   end of year            258,739          $   4.01      294,989        $   3.92      313,614      $   3.95
                         ========          ========     ========        ========     ========      =========

Exercisable
options at end of
year                      247,239          $   4         231,660        $   3.87      129,663      $   3.61
                         ========          ========     ========        ========     ========      =========


The options outstanding as of December 31, 2002, have been separated into exercise prices, as follows:


                                                                                                               Weighted
                                          Options            Weighted                          Options         average
                                         outstanding         average         Weighted        exercisable       exercise
                                            as of           remaining         average           as of          price of
                     Exercise            December 31,      contractual       exercise        December 31,      options
                     price                   2002             life             price             2002         exercisable
                     ------------------------------------------------------------------------------------------------------
                                                              Years
                                                          -------------

                     $    2.5                  38,000         1.26         $ 2.5                    38,000     $ 2.5
                     $    4.15                 20,000         3.87         $ 4.15                   10,000     $ 4.15
                     $    4.234               194,739         0.29         $ 4.234                 194,739     $ 4.234
                     $    6                     6,000         1.99         $ 6                       4,500     $ 6
                                       -----------------                                    ----------------
                                              258,739                      $ 4.01                  247,239     $ 4.0
                                       =================                   ==============   ================   ============


Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to or exceeds the market price of the shares at date of grant are as follows:


                                                   For exercise prices on the date of grant that
                                       ---------------------------------------------------------------------
                                              Equal market price                 Exceed market price
                                       ---------------------------------- ----------------------------------
                                                 December 31,                       December 31,
                                       ---------------------------------- ----------------------------------
                                         2002        2001        2000        2002       2001        2000
                                       ----------  ----------  ---------- ----------- ----------  ----------

       Weighted average exercise
          price                          $     -     $     4.15  $     -    $      -    $     -     $     -

       Weighted average fair value
          on date of grant               $     -     $     3.62  $     -   -$      -    $     -   - $     -


               Stock options of subsidiary:

               Under the EZchip's Stock Option Plans (the Israeli and the U.S. stock option plans (the "2000 section 102 Option Plan" and the "2001 U.S. Stock Option Plan") - ("the plans")), options for Ordinary shares may be granted to officers, directors, employees and consultants of EZchip.

               Pursuant to the plans, EZchip reserved for issuance 7,250,000 Ordinary shares. As of December 31, 2002, an aggregate of 1,759,976 Ordinary shares of EZchip are still available for future grant.

               The options generally expire during the period of seven to10 years from the date of grant. The exercise price of the options granted under the plan may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over four years. Any options that are canceled or forfeited before expiration become available for future grant.

               The following table is a summary of activity (except options to consultants) for EZchip's stock option plans:


                                                     Year ended December 31,
                        ----------------------------------------------------------------------------------
                                   2002                       2001                        2000
                        --------------------------- --------------------------  --------------------------
                                        Weighted                   Weighted                    Weighted
                                        average                     average                     average
                           Number       exercise       Number      exercise       Number       exercise
                         of options      price       of options      price      of options       price
                        ------------- ------------- ------------- ------------  ------------  ------------

     Outstanding at
      beginning of
      year                5,492,211     $      0.65   3,516,500   $ 0.45                  -     $      -

      Granted                90,000     $      1.0    2,078,711   $ 1.00          3,531,500     $      0.45
      Forfeited            (107,187)    $      0.79    (103,000)  $ 0.61            (15,000)    $      0.61
                        -------------               -------------               ------------

     Outstanding at
      end of year         5,475,024     $      0.66   5,492,211   $ 0.65          3,516,500     $      0.45
                        ============= ============= ============= ============  ============    ============

     Exercisable
      options at end
      of year             3,236,149     $      0.53   1,654,375   $ 0.40                  -     $      -
                        ============= ============= ============= ============  ============  ============


               The options outstanding as of December 31, 2002, have been separated into exercise prices as follows:


                                                                                                               Weighted
                                         Options           Weighted                           Options           average
                                       outstanding          average         Weighted        exercisable        exercise
                                          as of            remaining        average            as of           price of
                     Exercise          December 31,       contractual       exercise        December 31,        options
                     price                 2002              life            price              2002          exercisable
                     -----------------------------------------------------------------------------------------------------
                                                             Years
                                                         --------------

                     $    0.40         2,931,875           4.34             $       0.4     2,400,938           $       0.4
                     $    0.72           429,438           4.41             $       0.72      268,156           $       0.72
                     $    1.00         2,113,711           6.36             $       1.0       567,055           $       1.0
                                     -------------                                        -------------

                                       5,475,024           5.13             $       0.66    3,236,149           $       0.53
                                     =============                        =============   ==============        ============


               Weighted average fair values and weighted average exercise prices of options whose exercise price exceed or are equal to the market price of the shares at date of grant are as follows:


                                                      For exercise prices on the date of grant that
                                          ---------------------------------------------------------------------
                                                 Equal market price                 Exceed market price
                                          ---------------------------------- ----------------------------------
                                                    December 31,                       December 31,
                                          ---------------------------------- ----------------------------------
                                            2002        2001        2000        2002       2001        2000
                                          ----------  ----------  ---------- ----------- ----------  ----------

         Weighted average exercise
         price                              $     1.00  $     1.00  $     0.45 $      -    $     -     $  0.64

         Weighted average fair value on
            date of grant                   $     0.41  $     0.45  $     0.21 $      -    $     -     $  0.53


               The subsidiary's outstanding options to consultants as of December 31, 2002, are as follows:


                                       Options for        Exercise price       Options        Exercisable
                     Issuance date   Ordinary shares        per share        exercisable        through
                     --------------- -----------------   -----------------  --------------  -----------------

                     May 2000                 15,000               $   0.72   15,000            May 2007


         f.    Warrants:

               Pursuant to an investment agreement, signed on May 16, 1999, the Company granted to a group of investors warrants to acquire 725,000 Ordinary shares during the two years following the date of the agreement at a price of $ 5 per share. These warrants were exercisable at any time. During 2000, 675,000 warrants were exercised into 558,192 Ordinary shares in a cashless exercise, and an additional 50,000 warrants were exercised to 50,000 Ordinary shares for an amount of $ 254.

         g.    Repurchase of Ordinary shares:

               The Company has received all necessary approvals in Israel to allow the repurchase of up to 10% of its outstanding shares (up to approximately 600,000 shares) in the open market, from time to time, at prevailing prices. The Company did not purchase its own shares during the reporting periods.

         h.    Dividends:

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

         b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

               EZchip Ltd. has been granted an "Approved Enterprise" status under the above Law and has elected to enjoy the "alternative benefits track" - waiver of grants in return for a tax exemption and, accordingly, EZchip's income from the "Approved Enterprise" will be tax-exempt for a period of 10 years commencing with the year in which it first earns taxable income.

               The period of tax benefits is limited to the earlier of 12 years from commencement of production, or 14 years from the date of approval. The period of benefits related to the granted "Approved Enterprise" expires in 2013.

               If the tax-exempt income attributable to the Approved Enterprise is distributed in a manner other than in the complete liquidation of EZchip, it would be taxed at the corporate tax rate applicable to such profits as if EZchip had not chosen the alternative track of benefits (currently - 25%). EZchip has decided not to declare dividends out of such tax-exempt future income in the future. Accordingly, no deferred income taxes have been provided on income attributable to EZchip's "Approved Enterprise".

               The entitlement to the above benefits is conditional upon EZchip fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and EZchip may be required to refund the amount of the benefits, in whole or in part, including interest. As of the balance sheet date, EZchip's benefit period has not yet commenced.

               As of December 31, 2002, EZchip complies with the conditions set forth by the Investment Center.

               Income not eligible for the "Approved Enterprise" benefits mentioned above is taxed at the regular rate of 36%.

         c.    Available carryforward tax losses:

               The Company and its subsidiaries have accumulated losses and deductions for tax purposes as of December 31, 2002 in the amount of $ 38,622 as follows: $ 37,255 in Israel and $ 1,367 in the U.S.

               Carryforward tax losses in Israel are linked to the Israeli CPI, and can be carried forward and offset against taxable income in the future for an indefinite period.

               Carryforward tax losses in the U.S. for federal income tax can be carried forward and offset against taxable income in the future for a period of 19 to 20 years.

         d.    Loss from continuing operations, before minority interest:


                                                   Year ended December 31,
                                      ---------------------------------------------------
                                           2002              2001              2000
                                      ---------------    --------------    --------------

                    Domestic          $ (14,098)         $ (7,731)         $ (3,353)
                    Foreign              (1,118)              206              (845)
                                      ---------------    --------------    --------------

                                      $ (15,216)         $ (7,525)         $ (4,198)
                                      ===============    ==============    ==============



         e. As the realization of deferred tax assets in the future is uncertain, no deferred taxes were provided.


NOTE 12:- SEGMENTS AND GEOGRAPHIC INFORMATION

         a.    Segment information:

               The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company's business.

         b. Total revenues are attributed to geographic areas based on location of end customers.

               The following presents total revenues for the years ended December 31, 2002, 2001 and 2000 and long-lived assets, as of December 31, 2002, 2001 and 2000:


                                                     2002                         2001                         2000
                                           --------------------------  ---------------------------  ---------------------------
                                              Total      Long-lived       Total      Long-lived        Total        Long-lived
                                            revenues       assets       revenues       assets         revenues        assets
                                           ------------  ------------  ------------  ------------   -------------  -------------

                    Israel                 $  185         $ 4,680       $  -          $ 2,597         $   -         $ 2,576
                    Far East                  275              -           -               -              -               -
                    North America               5              10          -                9             -               -
                                           -------  ------------  ------------  ------------   -------------  -------------

                                           $  465         $ 4,690       $  -          $ 2,606         $   -         $ 2,576
                                           ============  ============  ============  ============   =============  =============


NOTE 13:- SELECTED STATEMENTS OF OPERATIONS DATA

         a.    Financial income:


                                                                                       Year ended December 31,
                                                                          ---------------------------------------------------
                                                                               2002              2001              2000
                                                                          ---------------   ---------------   ---------------

                      Income:
                      Interest on short-term bank deposits and gains
                        on marketable securities                               $ 587             $ 1,344           $ 818
                      Gains arising from foreign currency translation
                        adjustments                                               76                  99               9
                                                                          ---------------   ---------------   ---------------

                                                                                 663               1,443             827
                                                                          ---------------   ---------------   ---------------
                      Expenses:
                      Interest, bank charges and losses on marketable
                        securities                                                 4                  13              40
                      Losses arising from foreign currency
                        translation adjustments                                    -                   3              61
                                                                          ---------------   ---------------   ---------------

                                                                                   4                  16             101
                                                                          ---------------   ---------------   ---------------
                                                                               $ 659             $ 1,427           $ 726
                                                                          ===============   ===============   ===============

         b.    Other income:

                     Amortization of deferred gain from
                     issuance of subsidiary's Ordinary shares
                     to a third party                                          $   -             $   799           $ 1,138
                     Write-off of investment in an affiliate                       -                  -               (673)
                     Other                                                         -                  15                 -
                                                                         ---------------   ---------------   ---------------
                                                                               $   -             $   814           $   465
                                                                         ===============   ===============   ===============


NOTE 14:- TRANSACTIONS WITH RELATED PARTIES

              Legal expenses:
                 Professional fees to an entity controlled by a
                   shareholder                                                 $  79             $    59           $   120
                                                                         ================  ================  ================


NOTE 15:- SUBSIDIARIES


                                                                                      Percentage of
                                                                                      ownership and        Jurisdiction of
                                                                                         control            incorporation
                                                                                    ------------------    ------------------
                                                                                            %
                                                                                    ------------------

              LanOptics Inc. - inactive as of February 2002                                100                 U.S.A.
              LanOptics Plc. - inactive as of June 2000                                    100                  U.K.
              NetGuard Ltd. - inactive as of February 2001                                92.5                 Israel
              NetGuard Inc.(1) - inactive as of November 2000                              100                 U.S.A.
              NetGuard Plc. (1) - inactive as of February 2001                             100                  U.K.
              NetExchange Ltd. - inactive as of December 1998                               90                 Israel
              NetExchange Inc. (2) - inactive as of September 1998                         100                 U.S.A.
              EZchip Ltd. (3)                                                               66                 Israel
              EZchip Inc. (4)                                                              100                 U.S.A.

               (1)    Represents the percentage of holdings for NetGuard Ltd.

               (2)    Represents the percentage of holdings for NetExchange
                      Ltd.

               (3) Represents the percentage of holdings in all classes of shares.

               (4)    Represents the percentage of holdings for EZchip Ltd.


NOTE 16:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS

         a. The consolidated financial statements of LanOptics conform with accounting principles generally accepted in Israel (Israeli
               GAAP) which differ in certain respects from those followed in the U.S., as described below:

               1.     Deferred income taxes:

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

                      Under Israeli GAAP, income taxes are not provided on the undistributed tax exempt profits of an "approved enterprise", where such profits have been reinvested and will not be distributed to the Company's shareholders.

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

                      Deferred tax assets consist of the following:


                                                                                               December 31,
                                                                             -------------------------------------
                                                                                   2002                2001
                                                                             -----------------    ----------------

                      Accrued vacation pay and severance pay                    $      269           $      238
                      Loss carryforward                                             13,904               11,059
                                                                             -----------------    ----------------

                      Deferred tax assets before valuation
                      allowance                                                     14,173               11,297
                      Less - valuation allowance                                   (14,173)             (11,297)
                                                                             -----------------    ----------------
                      Net deferred tax assets                                   $        -           $       -
                                                                             =================    ================

                      During the year ended December 31, 2002, the Company and its subsidiaries in Israel and in the U.S. have provided valuation allowances of $ 2,876 and increased the valuation allowance to $ 14,173 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that it is more likely than not that the deferred tax assets regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

               2. Gain from issuance of the subsidiary's Ordinary shares to a third party:

                      Under Israeli GAAP, the gain from the issuance of a development stage subsidiary's Ordinary shares to third party, was recorded as a deferred gain from issuance of a subsidiary's Ordinary shares and amortized according to the higher of (i) amortization over a three-year period (ii) the Company's interest in the subsidiary's losses.

                      For the years ended December 31, 2001 and 2000 the amortization of the deferred gain amounted to $ 799 and $ 1,138, respectively. As of December 31, 2001, the deferred gain was completely amortized.

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

                      For the years ended December 31, 2002, 2001 and 2000, amounts of $ 8,488, $ 7,002 and $ 2,882, respectively, were attributed to the holders of Preferred shares of the subsidiary and was recorded as a minority interest in earnings or losses of a subsidiary.

                      Under U.S. GAAP, the issuance of subsidiary's Preferred shares to a third party, should be accounted for as a separate component of minority interest, Preferred shares of subsidiary, that does not participate in the losses of the subsidiary.

               4.     Earning (loss) per share:

                      According to Israeli GAAP (Opinion No. 55), the dilutive effect of options is included in the calculation of basic earning (loss) per share if their exercise is considered to be probable, based on the relationship between the market price of the shares issuable upon the exercise of the options and the discounted present value of the future proceeds derived from the exercise of such options.

                      According to U.S. GAAP, basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128 "Earnings Per share"("SFAS No. 128").

                      For the years ended December 31, 2002, 2001 and 2000, all outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such stock options were antidilutive. The total weighted average number of Ordinary shares related to options and warrants excluded from the calculation of diluted net loss per share were 258,739, 294,989 and 313,614 for the years ended
                      December 31, 2002, 2001 and 2000, respectively.

               5.     Functional currency:

                      According to Israeli GAAP, the Company adjusts its financial statements according to the changes in the exchange rate of the U.S. dollar in conformity with section 29b to Statement 36 of the Institute of Certified Public Accountants in Israel.

                      According to U.S. GAAP, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation". All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

                      A majority of the Company's sales is made outside Israel, mainly in U.S. dollars. In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

                      Accordingly, there is no material difference between Israeli and U.S. GAAP.

               6.     Marketable securities:

                      Marketable securities designated for sale in the short-term are carried at fair-value, in accordance with Statement of Opinion No. 44, of the Institute of Certified Public Accountants In Israel.

                      According to U.S. GAAP, management determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. As of December 2002 and 2001, all marketable securities were designated as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

                      The gross realized gains on sale of available-for-sale securities totaled $566, $1,189 and $599 in 2002, 2001 and 2000, respectively.

                      As of December 31, 2002, 2001 and 2000, the unrealized gain amounted to $21, $119 and $17, respectively.

                      The amortized cost and estimated fair value of debt and marketable equity securities as at December 31, 2002 and 2001 by contractual maturity are shown below:


                                                    2002                                         2001
                                 -------------------------------------------- --------------------------------------------
                                              Gross      Gross                             Gross      Gross
                                 Amortized  unrealized unrealized   Market    Amortized  unrealized unrealized   Market
                                   cost       gains      losses     value       cost       gains      losses     value
                                 ---------- ---------- ---------------------- ---------- ---------- ----------------------

              Available-for-sale:
              U.S. and European
              corporate debts
              securities         $ 6,623      $ 21        $ -       $ 6,644   $  17,554    $ 119      $  -      $  17,673
                                 ========== ========== ====================== ========== ========== ==========  ==========

                                                                                                      2002
                                                                                     --------------------------------------
                                                                                        Amortized              Market
                                                                                          cost                  value
                                                                                     -----------------    -----------------
                       Available-for-sale:
                       Matures in one year                                           $      6,134          $    6,153
                       Matures after one year through three years                             489                 491
                                                                                     -----------------    -----------------
                       Total                                                         $      6,623          $    6,644
                                                                                     =================    =================


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

                      As of December 31, 2002, 2001 and 2000, net unrealized gains on available-for-sale marketable securities amounted to $21, $119 and $17, respectively.

               8.     Cumulative dividends on Preferred shares:

                      Under Israeli GAAP, cumulative dividends on Preferred shares do not affect the basic and diluted net earnings
                      (loss) per share.

                      Under U.S. GAAP, cumulative dividends on Preferred shares reduce earnings available to Ordinary shareholders, even if they are not declared. This reduction of earnings affects the basic and diluted net earnings (loss) per share.

                      There was no material difference between Israeli and U.S. GAAP for all periods presented.

               9.     Recently issued accounting pronouncements in the U.S.:

                      In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

                      In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

                      In November 2002, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The provisions of this Consensus will have no significant effect on the Company's revenue recognition policy.

               10.    Goodwill:

                      In accordance with Israeli GAAP, goodwill is amortized periodically to the statements of operations.

                      In accordance with the U.S. GAAP, as prescribed by SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill arising from acquisitions would not be amortized. The Company is required to perform an annual impairment review of goodwill impairment. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicates that the carrying value may not be recoverable.

         b. The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

               1.     On statement of operations items:


                                                               Year ended December 31,
                                                    ---------------------------------------------
                                                         2002           2001            2000
                                                    ------------  --------------  --------------

Net income (loss) according to Israeli GAAP        $    (6,677)     $       350     $    (6,600)

Gain from issuance of subsidiary's Ordinary
  shares to third party                                    -               (799)         (1,138)
Minority interest in losses of subsidiary -
  Preferred shares                                      (8,488)          (7,002)         (2,882)
Amortization of goodwill                                    60              -               -
Unrealized gains on marketable securities                  (21)            (119)            (17)
                                                   -----------      -----------     -----------

Net loss according to U.S. GAAP                    $   (15,126)     $    (7,570)    $   (10,637)
                                                   ===========      ===========     ===========

Net earnings (loss) per share as reported
according to Israeli GAAP(basic and
diluted)                                           $     (0.86)     $      0.05     $     (0.97)
                                                   ===========      ===========     ===========

Net loss per share according to U.S. GAAP          $     (1.95)     $     (1.04)    $     (1.56)
                                                   ===========      ===========     ===========

Net loss per share from continuing operations
according to U.S. GAAP (basic)                     $     (1.95)     $     (1.15)    $     (0.86)
                                                   ===========      ===========     ===========

Net earnings (loss) per share from
discontinued operations according to
U.S. GAAP (basic)                                        $ -        $      0.11     $     (0.70)
                                                   ===========      ===========     ===========

Weighted average number of Ordinary shares
used  in computing net losses per share
under U.S. GAAP (basic)                              7,744,593        7,287,715       6,804,043
                                                   ===========      ===========     ===========


               2.     On balance sheet items:


                                            December 31, 2002                        December 31, 2001
                                  ---------------------------------------  ---------------------------------------
                                  As per                        As per     As per                        As per
                                  Israeli                        U.S.       Israeli                       U.S.
                                     GAAP      Adjustment        GAAP         GAAP      Adjustment        GAAP
                                  ----------- --------------  -----------  ----------- --------------  -----------

Goodwill (2)                         1,574             60          1,634         -              -             -
Preferred shares of a
subsidiary(1)                       (5,567)       (15,422)       (20,989)    (15,295)        (9,884)      (25,179)
Shareholders' equity (1)             7,801        (15,362)        (7,561)      5,523         (9,884)       (4,361)
Total liabilities and
shareholders'  equity (1)           17,580            -           17,580      24,220            -          24,220


(1)      Issuance of Preferred shares to a third party in a subsidiary - see
         Note 16a.3.

(2) Goodwill arising from the acquiring of additional shares in EZchip - see Note 16.a.10.


                                 EXHIBIT INDEX

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

23.1              Consent of Kost Forer & Gabbay.

99.1 Statement Pursuant to 18 U.S.C. Section 1350 - Certification of Chief Executive Officer

99.2 Statement Pursuant to 18 U.S.C. Section 1350 - Certification of Chief Financial Officer

                                                                  Exhibit 23.1

                        CONSENT OF INDEPENDENT AUDITOR



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-71822) pertaining to the 1992 Stock Option Plan, of our report dated February 11, 2002, with respect to the consolidated financial statements of LanOptics Ltd. Included in this Annual Report on Form 20-F for the year ended December 31, 2002.


Tel Aviv, Israel                            /s/ Kost, Forer & Gabbay
June 18, 2003                               --------------------------
                                            KOST, FORER & GABBAY
                                            A Member of Ernst & Young Global

                                                                  Exhibit 99.1

  Certification of Chief Executive Officer Pursuant to18 U.S.C. Section 1350,
                            as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report on Form 20-F of LanOptics Ltd. (the "Company") for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Meir D.Burstin, as Chairman of the Board of Directors of the Company, hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ Meir D. Burstin
------------------------------
Name:   Meir D. Burstin
Title:  Chairman
Date:   June 18, 2003



This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.

                                                                  Exhibit 99.2

  Certification of Chief Financial Officer Pursuant to18 U.S.C. Section 1350,
                            as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report on Form 20-F of LanOptics Ltd. (the "Company") for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Dror Israel, as Director of Finance of the Company, hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ Dror Israel
------------------------------
Name:   Dror Israel
Title:  Director of Finance
Date:   June 18, 2003



This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.