Form 20-F
period 2003-12-31
LANOPTICS LTD
filed 2004-04-01
CIK 892534

SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X|      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

|_|      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         Commission file number 0-20860

                                 LANOPTICS LTD.
             (Exact name of Registrant as specified in its charter)

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

                     ordinary shares, nominal value NIS 0.02
                                (Title of Class)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT: NONE

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 9,250,535 ordinary shares

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X|  No|_|

Indicate by check mark which financial statement item the registrant has elected to follow.
                            Item 17 |X|  Item 18:|_|

                                TABLE OF CONTENTS
Part I...........................................................................................5

  Item 1.    Identity of Directors, Senior Management and Advisors...............................5
  Item 2.    Offer Statistics and Expected Timetable.............................................5
  Item 3.    Key Information.....................................................................5
             A.  Selected Consolidated Financial Data:...........................................5
             B.  Capitalization and Indebtedness.................................................7
             C.  Reasons for the Offer and Use of Proceeds.......................................7
  Item 4.    Information On The Company.........................................................13
             A.  History and Development of the Company.........................................13
             B.  Business Overview..............................................................14
             C.  Organizational Structure.......................................................23
  Item 5.    Operating and Financial Review and Prospects.......................................23
             A.  Results of Operations..........................................................27
             B.  Liquidity and Capital Resources................................................30
             C.  Research and Development, Patents and Licenses.................................31
             D.  Trend Information..............................................................32
             E.  Off-Balance Sheet Arrangements.................................................32
             F.  Tabular Disclosure of Contractual Obligations..................................32
  Item 6.    Directors, Senior Management and Employees.........................................33
             A.  Directors......................................................................33
             B.  Compensation of Directors and Officers.........................................35
             C.  Board Practices................................................................35
             D.  Employees......................................................................39
             E.  Share Ownership................................................................40
  Item 7.    Major Shareholders and Related Party Transactions..................................41
             A.  Major Shareholders.............................................................41
  Item 8.    Financial Information..............................................................42
             A.  Consolidated  Statements and Other Financial Information.......................42
  Item 9.    Offer and Listing..................................................................42
             A.  Listing Details................................................................42
  Item 10.   Additional Information.............................................................44
             A.  Memorandum and Articles of Association.........................................44
  Item 11.   Quantitative and Qualitative Disclosures About Market Risk.........................54
  Item 12.   Description of Securities Other Than Equity Securities.............................55

Part II.........................................................................................55

  Item 13.   Defaults, Dividend Arrearages and Delinquencies....................................55
  Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.......55
  Item 15.   Controls and Procedures............................................................55
  Item 16.   [Reserved].........................................................................56
  Item 16A.  Audit Committee Financial Expert...................................................56
  Item 16B.  Code of Ethics.....................................................................56
  Item 16C.  Principal Accounting Fees and Services.............................................56
  Item 16D.  Exemptions from The Listing Requirements and Standards for Audit Committee.........57
  Item 16E.  Purchase of Equity Securities by the Issuer and Affiliates and Purchasers..........57

Part III........................................................................................57


 Item 17.     Financial Statements...............................................................57
 Item 18.     Financial Statements...............................................................57
 Item 19.     Exhibits...........................................................................57

SIGNATURES.......................................................................................58

                                  INTRODUCTION

      LanOptics Ltd. was incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate Local Area Networks, or LANs, and Wide Area Networks, or WANs. Our business now consists of the development and marketing of high performance network processors through our independent business unit, E.Z. Chip Technologies Ltd., or EZchip, an Israeli company in which we currently have a 53% ownership interest. As used in this Annual Report, the terms "we," "us" "our" and the "Company" mean LanOptics and its EZchip subsidiary taken together, unless otherwise expressly stated. Our ordinary shares are traded on the Nasdaq SmallCap Market, and on the Tel Aviv Stock Exchange under the symbol LNOP.

      This Annual Report includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate", "project", "intend", "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

      Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance generally accepted accounting principles in Israel, or Israeli GAAP, which differ in certain material respects from those followed in the United States, US GAAP. The main difference relates to the accounting for preferred shares of a subsidiary. All references in this Annual Report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on December 31, 2003 was NIS 4.379 per $1.00.

      Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

             Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

             Not applicable.

ITEM 3.      KEY INFORMATION

A.    SELECTED CONSOLIDATED FINANCIAL DATA:

      The following selected consolidated financial data of the Company as of December 31, 2002 and 2003 and for the three years ended December 31, 2003, are derived from the Company's audited consolidated financial statements which are included in this annual report and have been prepared in accordance with Israeli GAAP. The selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 have been derived from audited consolidated financial statements not included in this annual report and have also been prepared in accordance with Israeli GAAP. The selected financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects", and the Consolidated Financial Statements included elsewhere in this Annual Report.

      Revenues from LanOptics' legacy networking operations have become immaterial. As a result, the related assets, liabilities and results of operations for the reported periods have been reclassified as "discontinued operations". The reclassification does not result in any changes to net assets or net income (loss) for the reported periods.

                                                  1999         2000          2001         2002         2003
                                               ----------   ----------    ----------   ----------   ----------
STATEMENT OF OPERATIONS DATA:                          (in thousands, except share and per share data)
                                               ---------------------------------------------------------------
Israeli GAAP:
Revenues.....................................  $       --   $       --    $       --   $      465   $    1,756
Operating loss...............................      (1,164)      (6,019)       (9,766)     (15,875)     (10,327)
Loss from continuing operations..............        (555)      (1,831)         (443)      (6,728)      (2,897)
Net profit (loss)............................      (7,484)      (6,600)          350       (6,677)      (2,897)

PER SHARE DATA:
Loss from operations.........................       (0.18)       (0.88)        (1.33)       (2.04)       (1.19)
Net loss from continuing operations..........       (0.09)       (0.27)        (0.06)       (0.87)       (0.33)
Net earnings (loss) per share from continuing
   operations................................       (1.16)       (0.97)         0.05        (0.86)       (0.33)

U.S. GAAP:
Net loss.....................................      (7,410)     (10,637)       (7,570)     (15,126)     (10,580)
Net loss from continuing operations                  (481)      (5,868)       (8,363)     (15,177)     (10,580)
Net loss per share from continuing operations       (0.07)       (0.86)        (1.15)       (1.95)       (1.25)

                                                  1999         2000          2001         2002         2003
                                               ----------   ----------    ----------   ----------   ----------
Weighted average number of shares used in
   computing net loss per share..............   6,423,932    6,804,043     7,287,715    7,744,593    8,484,120

BALANCE SHEET DATA:
Israeli GAAP:
Total assets.................................     $16,095      $34,568      $ 24,220     $ 17,580      $25,689
Net assets...................................      11,123       27,558        20,818       13,368       19,827
Share capital ...............................      24,176       24,833        24,848       33,803      $39,580
Dividends declared per share.................          --           --            --           --           --

U.S. GAAP:
Total assets.................................     $15,946      $34,585      $ 24,220     $ 17,640      $25,914
Net assets...................................      10,899       28,374        20,818       13,428       20,052
Share capital ...............................      24,176       24,833        24,848       33,803      $39,580
Dividends declared per share.................          --           --            --           --           --

EXCHANGE RATE INFORMATION

The following tables sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in New Israeli Shekels per dollar.


                                                                       At period
Period                                    Average (1)   High    Low       End
------                                    -----------  ------  ------  ---------
Twelve months ended December 31, 1999....       4.140   4.290   4.020     4.153
Twelve months ended December 31, 2000....       4.077   4.198   3.967     4.041
Twelve months ended December 31, 2001....       4.206   4.416   4.067     4.416

Twelve months ended December 31, 2002....       4.738   4.994   4.416     4.737

Twelve months ended December 31, 2003....       4.548   4.924   4.283     4.379


__________________________

(1) Calculated based on the average of the representative exchange rates on the last business day of each month during the relevant period.



Period                                          High               Low
------                                         ------             -----
December 2003 .....................             4.441             4.352
January 2004.......................             4.483             4.371
February 2004......................             4.493             4.437
March 2004 (as of March 30)........             4.535             4.483



At March 30, 2004, the representative rate of exchange was NIS 4.516 = $1.00, as published by the Bank of Israel

B.    CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

RISK FACTORS

      INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK AND UNCERTAINTY. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE INVESTING IN OUR ORDINARY SHARES. OUR BUSINESS, PROSPECTS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED DUE TO ANY OF THE FOLLOWING RISKS. IN THAT CASE, THE VALUE OF OUR ORDINARY SHARES COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

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

      Highly complex products such as network processors may contain hardware or software defects or bugs. Often, these defects and bugs are not detected until after the products have been shipped. If any of our products contain defects, or have reliability, quality or compatibility problems, our reputation might be damaged significantly and customers might be reluctant to buy our products, which could result in the loss of or failure to attract customers. In addition, these defects could interrupt or delay sales. We may have to invest significant capital and other resources to correct these problems. If any of these problems are not found until after we have commenced commercial production of a new product, we might incur substantial additional development costs. If we fail to provide solutions to the problems, such as software upgrades or patches, we could also incur product recall, repair or replacement costs. These problems might also result in claims against us by our customers or others. In addition, these problems might divert technical and other resources from other development efforts. Moreover, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. This is particularly significant as we are a new entrant to a market dominated by large, well-established companies.

WE MAY HAVE TO REDESIGN OUR PRODUCTS TO MEET RAPIDLY EVOLVING INDUSTRY STANDARDS AND CUSTOMER SPECIFICATIONS, WHICH COULD DELAY OUR PRODUCTION AND INCREASE OUR OPERATING COSTS.

      We operate in a market characterized by rapidly evolving industry standards, product obsolescence, and new manufacturing and design technologies. Many of the standards and protocols for our products are based on high speed networking technologies that have not been widely adopted or ratified by one of the standard setting bodies in our customers' industry.

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

      We may never generate significant revenues from our products after incurring significant design and development expenditures. A customer may decide to cancel or change its product plans, which could cause us to generate no revenue from that customer and adversely affect our results of operations. A delay or cancellation of a customer's plans could significantly adversely affect our financial results. Even after winning a design contract, a customer may not begin volume production of its equipment for a period of up to two years, if at all. Due to this lengthy design and development cycle, we may experience delays from the time we begin incurring expenses until the time we generate revenue from our products. We have no assurances that our customers will ultimately market and sell their equipment or that such efforts by our customers will be successful.

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

      To compete effectively, we must protect our proprietary information. We rely on and intend to rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our respective intellectual property rights. Failure to adequately protect our technology or other intellectual property from use by our competitors could jeopardize our competitive advantage, and result in a loss of customers. We have a number of issued and pending patent applications. We might not succeed in obtaining patents from any of our pending applications. The patents that have been issued may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold. In addition, our competitors may be able to design around our patents.

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

IF INTERNALLY GENERATED FUNDS ARE INSUFFICIENT AND EZCHIP IS UNABLE TO PROCURE FUNDING ON FAVORABLE TERMS, IT WOULD NOT BE ABLE TO GROW ITS BUSINESS, WHICH COULD NEGATIVELY AFFECT OUR REVENUES.

      EZchip is a developing company and we expect that significant funding will be required in order to continue to develop its products and to expand its business. Given the state of development of EZchip's products and the present economic environment, we believe that we have sufficient funding resources to finance our operations through the end of 2005. The capital markets have experienced severe downturns over the last couple of years, especially relating to technology companies, and access to capital has been both difficult and expensive. Unless there is an improvement in this situation, when we do require additional funding we may encounter difficulty in raising such funding through the capital markets or otherwise. If internally generated funds are insufficient and we do not obtain enough funding to support our future development when needed, our business will suffer. Even if we are successful in obtaining funding through the capital markets or otherwise, such funding may not be on terms favorable to us.

IF WE ARE UNABLE TO PROCURE FUNDING ON FAVORABLE TERMS, WE MAY NOT BE ABLE TO MAINTAIN OUR OWNERSHIP PERCENTAGE IN EZCHIP.

      We presently own approximately 53.4% of EZchip. In any future EZchip financing rounds, our holdings in EZchip would be diluted unless we invest additional funds to preserve our equity position. We may not have the cash available to make an investment in order to retain control of EZchip. Furthermore, even if we have funds available to invest in EZchip, it is possible that additional funding from other investors would still dilute our ownership interest in EZchip or cause us to lose control of EZchip.

FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THE UNITED STATES DOLLAR AND FOREIGN CURRENCIES MAY AFFECT OUR OPERATING RESULTS.

      A significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in US dollars, are influenced by the exchange rate between the US Dollar and the NIS. In addition, If the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the US dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in US dollars may increase.NIS linked balance sheet items, may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price.

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

      Additionally, some of our key employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency. Our operations could be disrupted by the absence for a significant period of one or more of our key employees due to military service. Any disruption in our operations would harm our business.

CHANGES TO TAX LAWS MAY RESULT IN OUR RECEIVING FEWER BENEFITS THAN WE HOPE TO RECEIVE.

      In the past, we received tax benefits under Israeli law for capital investments in facilities and equipment that are designated as "approved enterprises." We expect to receive these benefits in the future when EZchip attains volume sales levels and becomes profitable. To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making required investments in fixed assets. . From time to time, we may submit requests for expansion of our Approved Enterprise programs or for new programs. These requests might not be approved. The law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is June 30, 2004 (which may be extended by ministerial decision until December 31, 2004), and no new benefits will be granted after that date unless the expiration date is again extended. There can be no assurance that new benefits will be available after June 30, 2004, or that existing benefits will be continued in the future in their current level or at any level. The termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the approved enterprise status of the Company's facilities and programs) could have a material adverse effect on our future business, operating results and financial condition.

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

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

      Some of the provisions of Israeli law could:

          o   discourage potential acquisition proposals;
          o   delay or prevent a change in control; and
          o   limit the price that investors might be willing to pay
          o   in the future for our ordinary shares.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

      We were incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate LANs and WANs. Our business now consists of the development and marketing of high performance network processors through our independent business unit, E.Z. Chip Technologies Ltd., or EZchip, in which we currently have a 53.4% ownership interest. Our principal executive offices are located at 1 Hatamar street, P.O. box 527, Yokneam 20692 Israel, and our telephone number is +972-4-959-6666. Puglisi & Associates, located at 859 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, serves as our agent for service of process.

      Our business initially consisted of developing, marketing and producing LAN equipment, such as hubs and switches, based on the Token Ring protocol. Beginning in 1995, the Ethernet protocol became increasingly dominant in the LAN market. Products based on the Token Ring protocol, which formed the core of our business, suffered from declining market share. In response to the changing market environment, we started to develop Ethernet protocol-based LAN products. In addition, we started new business initiatives in areas different from our core business. One of these businesses, which in 1996 was incorporated as LanOptics' NetXchange subsidiary, operated in the fax over Internet Protocol market. We decided to cease the operations of NetXchange in 1998, after sustaining significant losses. The other business, which in 1997 was incorporated as our NetGuard subsidiary, dealt with Internet security solutions. During the first quarter of 2001, we closed the operations of NetGuard Ltd., our subsidiary which provided security solutions for the Internet. Our sales levels for the legacy networking products have become immaterial. As a result, the related assets, liabilities and results of operations for the reported periods have been reclassified as "discontinued operations. The reclassification does not result in any changes to net assets or net income (loss) for the reported periods

      In mid-1999 we decided to cease the research and development of new switching products for LANs and instead focus on our internal application-specific integrated circuit, or ASIC, design team that developed ASICs for our products. This team began work on the development of network processors. This new business initiative was incorporated as our EZchip subsidiary in December 1999.

      Through EZchip, we are developing high-performance network processors for high speed networking equipment. EZchip's technology enables seven-layer packet processing without any noticeable degradation in speed. EZchip's solutions enable networking vendors to build powerful products quickly and cost effectively. EZchip's initial product is the NP-1, a 10-Gigabit, seven-layer network processor. In April 2002, EZchip announced the availability of the NP-1 which it has begun shipping to customers. In January 2003, EZchip announced commercial availability of its 10-Gigabit traffic manager, the QX-1. EZchip second-generation network processor, the NP-1c is commercially available since December 2003. The NP-1c is an enhanced 10-Gigabit, seven-layer network processor.

B.    BUSINESS OVERVIEW

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

      We expect the developments in the market for data network equipment to lead to four significant changes:

      o Migration to Gigabit Ethernet and 10-Gigabit Ethernet. The growth in demand for bandwidth has led to efforts to accelerate the speed at which data traffic is transmitted. There is now technology available that allows the existing wiring in most local area networks to carry Gigabit Ethernet traffic. Although Ethernet is the de facto standard in internal, local area networks, most broader networks use other standards such as SONET (synchronous optical network), SDH (synchronous digital hierarchy) or ATM (asynchronous transfer mode). We believe that the introduction of 10-Gigabit-per-second Ethernet will make this an economically and technologically attractive alternative, and will lead to the adoption of the Ethernet standard in wide area networks and metropolitan area networks.

      o Adoption of Merchant Silicon. Traditionally, networking equipment suppliers built a host of functions into their routers and switches. With greater competition and pressure to bring products to market quickly, however, these suppliers are increasingly turning to merchant silicon - standard, off-the-shelf semiconductors that can accommodate a broad variety of applications - to provide the basic switching functionality. Most of the leading suppliers, such as 3Com Corporation, Huawei Technologies, Lucent Technologies Inc. and Nortel Networks Corporation, are already integrating merchant silicon into their products.

      o Trend Toward Network Processors. Communications equipment vendors are adopting network processors because of the advantages they offer in terms of long-term flexibility, reduced time to market and lower costs. Network processors offer communications equipment vendors all of the benefits of merchant silicon, but also allow them to add features by means of proprietary software. The equipment suppliers are pioneering software-driven advanced features to differentiate their products from the competition. As network processors are adopted, fabless semiconductor companies will supply the "switch on a chip" that forms the backbone of networking equipment.

      o Demand for Seven-Layer Switching. The need to cope with overloaded data networks and provide consistent, predictable delivery of data even during periods of congestion has led to the adoption of a variety of tools that incorporate policy-based traffic management. In order to provide true quality of service, these tools need to be able to inspect all of the seven layers of every data transmission. To do so, they can use microprocessors, application specific integrated circuits, general purpose network processors or task-optimized network processors. Microprocessors cannot keep up with high-speed networks, while application specific integrated circuits are inflexible and cannot be adapted to subsequently developed applications. General purpose network processors overcome these obstacles, but they are limited in performance. Task optimized network processors use different processors, each tailored to perform a specific network function and then integrated to process data without any degradation in speed or performance.

OUR SOLUTION

      We design and produce task-optimized network processors for high-speed networking equipment. We are a fabless semiconductor company, which means that we do not have our own semiconductor manufacturing plant but rather we utilize outside fabrication facilities. Our first product, which was introduced in April 2002, is the NP-1, a merchant silicon network processor that forms the core of a seven-layer, 10-Gigabit networking equipment. The NP-1c, an improved and less expensive version of the NP-1, which uses a 0.11-micron chip manufacturing process is commercially available since December 2003. The NP-1c's design is compatible with the NP-1, so that our NP-1 customers can complete design and testing with the NP-1 and then migrate to the NP-1c for volume production. In January 2003, we introduced a 10-Gigabit traffic manager, the QX-1, which complements the NP-1 network processor for added traffic management functionality and expanding its quality of service features. We are also developing an additional network processor product line - the NP-2 Network Processors family, based on the same core technology, which will integrate the functionality of several co-processors with the network processor onto a single chip. The architecture and features of these products offer the flexibility, scalability and price performance that are sought by communications equipment vendors. Networking equipment vendors use EZchip's network processors to form the silicon core of next-generation networking equipment, such as switches and routers, for voice, video and data integration in a variety of applications.

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

      Continuing with our strategy, we introduced the NP-1c network processor. Like the NP-1, the NP-1c is a single-chip, full-duplex, 10-Gigabit, seven-layer network processor that integrates search engines, yet it offers a significant increases in performance and cost reduction due to its improved process technology. NP-1c is a less expensive version of the NP-1 that uses a 0.11-micron chip manufacturing process. The NP-1c's design is compatible with the NP-1, so that our customers can perform design and testing with the NP-1 and then migrate to the NP-1c for volume production.

      In order to facilitate our customers' adaptation of our products, we offer toolkits that assist our customers in creating, verifying and implementing solutions based on our network processors. We released the first tool kit, EZdesign, in January 2001. It is a comprehensive software development toolset for writing, testing and debugging programs for our network processorsto implement a wide range of applications and reduce time to market of next-generation networking products. It includes a hardware-software simulator, a library of pre-coded subroutines, a high-level language compiler and a functional tester. We continuously release subsequent versions of the EZdesign toolset, providing functional enhancements.

      EZdriver is a toolset that facilitates the development of the control path software for NP-1 and NP-1c based systems. It enables applications that run on the control CPU to communicate with our network processors. EZdriver consists of routines that execute on the control CPU and provide an API for interfacing the NP-1 and NP-1c. It includes NP-1/NP-1c chip configuration, microcode loading, creation and maintenance of NP-1/NP-1c lookup structures, sending and receiving frames to and from the NP-1/NP-1c, as well as configuration and access to the NP-1/NP-1c statistics block. EZdriver along with EZdesign provide extensive debugging capabilities, and enable software-driven debugging features (e.g. breakpoints, single step, register and memory access) to be performed on both the NP-1/NP-1c simulator and the actual chip. In April 2002, with the arrival of the first NP-1 processors, we began delivering evaluation boards to customers, to enable them to test their NP-1 based systems. Evaluation boards are available with three different interfaces: eight ports of 1-Gigabit Ethernet, one 10-Gigabit Ethernet port or one OC-192 port for Packet Over SONET (POS). Evaluation boards for the NP-1c are available with two different interfaces: ten ports of 1-Gigabit Ethernet or one 10-Gigabit Ethernet port. Evaluation boards supporting the QX-1 are also available.

      In November 2003, we announced a new evaluation system for the NP-1c network processor. The system is compliant with the new Advanced Telecommunications Computing Architecture (AdvancedTCA(R)) and is provided as a blade that can be plugged into an AdvancedTCA chassis or as a stand-alone, self-contained box. The EZchip board enables ten network-processor driven 1-Gigabit ports on a single AdvancedTCA board. AdvancedTCA is the PCI Industrial Computer Manufacturers Group (PICMG) specifications for Advanced Telecommunications Computing Architecture and forms the basis for standard compliant hardware for next generation telecommunications equipment. The compact NP-1c AdvancedTCA evaluation board features ten 1-Gigabit Ethernet ports and a complete data plane and control plane solution. The NP-1c provides 10-Gigabit data plane processing and classifying while a PrPMC mezzanine card provides control plane processing. A comprehensive software environment with support for the Linux(R) and VxWorks(R) operating systems is provided. EZchip also provides customers with a broad library featuring tested source code for a wide range of applications. These include MPLS, VPLS and Draft Martini, IPv4, IPv6, ACL (Access Control Lists), Server Load Balancing and URL filtering.

FUTURE PRODUCTS

      We are developing the NP-2 product line, a 10-Gigabit, seven-layer network processors based on the uniquely scalable architecture of the NP-1 and NP-1c. The NP-2 product line will integrate many of the functions currently performed by complementary chips, named co-processors, into the network processor making it a single-chip solution.

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

      Earlier generations of network processors required multiple integrated circuit chips and related hardware and software to perform the requisite designed-in functions, placing limitations both on the amount of data that could be handled simultaneously and the speed at which it could be processed. Moreover, these earlier solutions employed generic RISC processors rather than specially designed processors. EZchip's advance over these earlier designs lies in its integration of processing and classification functions. This is accomplished though EZchip's Task Optimized Processing technology (TOPcore(R)). TOPcore technology, which includes patented elements and other proprietary information, uses a combination of chip architecture and innovative search algorithms, together with low-cost, power-efficient DRAM memories, to incorporate these functions on a single chip. As a result, systems designed using EZchip's product's offer equipment vendors the ability to reduce chip count, power consumption and cost.

      In most applications, a significant portion of the resources of a network processor are devoted to searching through large routing and policy tables resident in the memory. The process of accessing and searching memory for the appropriate instructions can be a significant hindrance to performance. Our products address these shortcomings by integrating both the packet processing functionality along with the classification search engines onto a single chip. By integrating both these functions on the same chip, we improve performance and eliminate the latency associated with having to go off-chip for lookup functions. EZchip's TOPcore technology is presently featured in its NP-1 and NP-1c products, which is capable of serving a 10-Gigabit, seven-layer network. The TOPcore technology can be scaled for larger bandwidth applications, such as 40-Gigabit/OC-768, and greater. The nature of the TOPcore technology permits the network processor to be scaled to a very high throughput rate simply by integrating more task optimized processors within the network processor. This simplifies customer designs and provides a smooth migration path from 10-Gigabit to 40-Gigabit systems. In addition, since the software developed to implement specific applications is transparent to the number of integrated task optimized processors, the software can be reused in the future when designing networking equipment using higher throughput rates.

RESEARCH AND PRODUCT DEVELOPMENT

      Currently, 58 employees, representing about 74% of EZchip's employees, are engaged in research and development. EZchip's senior executives devote a substantial portion of their time to frequently communicate with its customers to determine product needs that should be addressed. The Office of the Chief Scientist of Israel's Ministry of Industry and Trade, or OCS, does not provide any funding for EZchip's research and development costs, and consequently we do not have any obligation to the OCS.

      The following table sets forth EZchip's research and development costs for the periods indicated (in thousands):

                                                                    Year ended december 31,
                                                                    -----------------------
                                                                  2001        2002        2003
                                                                -------     -------     -------
Research and development costs, excluding amortization          $ 6,892     $ 7,605     $ 7,207
Amortization of prepaid development and production costs*           542         548         142
Research and development, including amortization                  7,434       8,153       7,349

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

SALES AND MARKETING

      To date, we have had no significant revenues from product sales. The revenues we have recognized are mostly attributable to the sale of sample chips, evaluation systems and development software tools, that our customers are using to develop their NP-1/NP-1c based products. We work closely with existing and potential customers in their design of systems and equipment where the capabilities of EZchip's products can be exploited. We are targeting designers, manufacturers and vendors of networking equipment and other large-scale data processing network devices, such as wireless communications base stations.

      To facilitate marketing efforts, EZchip has built on its extensive industry exposure through trade shows and similar events and has established sales offices in California and Massachusetts. In Israel and North America, we have our own direct sales force. Currently, our sales and marketing staff includes 11 marketing professionals and administrative personnel. The direct sales force consists of persons with technical training and significant background in the semiconductor industry. Sales efforts are augmented by the direct involvement of EZchip's senior executives, who work closely with customers to determine product needs. In the rest of the world, our strategy is to work with local marketing channels, including sales agents, resellers and distributors. These channels are assigned territories of primary responsibility, with exclusive rights in some cases. We will consider the need for local sales offices when justified by the circumstances. The in-house sales and marketing force and the external marketing channels are also responsible for providing local technical support. Our marketing activities include:

          o seminar programs, trade shows, guest speaker invitations and technical conferences;

          o   public relations activities and customer events;

          o advertising, technical articles in industry publications and marketing collateral materials; and

          o   communication on the Internet.

      During 2002 and 2003, the NP-1 network processor gained industry recognition, including being voted finalist of the 2002 World Technology Award for Communications Technology, being awarded the 2002 Comet Award from Communication Systems Design Magazine, being chosen as both Best Overall Product and Best Network Processor at the 2002 Network Processor Conference West and being awarded the Microprocessor Report Analysts' Choice Award for Best Network Processor in February 2003, and being awarded the analogZONE 2003 Product of the Year in January 2004.

      We also work together with leading vendors of complementary technologies to provide our customers with fully interoperable solutions. At present we have announced interoperability with switching fabrics from IBM Corporation, Applied Micro Circuits CorporationTeraChip Inc, Teradiant and Broadcom Corporation as well as other peripheral devices from Broadcom Inc, Ample Communications, ZettaComm Inc. and PMC-Sierra Inc.

CUSTOMERS AND CUSTOMER SUPPORT

      We currently have over 30 customers for the NP-1 and NP-1c network processors, over 10 of which are large networking vendors. Publicly announced customers include Nokia Networks, ZTE corporation, BATM/Telco Systems, ETRI ( Korea's Electronics and Telecommunications Research Institute) ECI Telecom and Crescendo Networks. All the revenues we derived from these customers are designated as "design wins revenues." This means that customers are purchasing sample products and development kits in order to perform the development work necessary to integrate our products into the customers' future telecommunications product offerings. Our first customers have now completed their product development and are moving to production with systems based on EZchip's NP-1 network processor. Our customers' shift to volume production is expected to translate into more meaningful revenues for LanOptics. The exact timing, speed and volume of the ramp up will depend on market acceptance of our customers' products and on the pace of the recovery in the telecommunications market generally.

      Customer support is provided from our Israeli headquarters as well as the two offices in the United States. The primary business center in the United States is located on the West Coast in the Silicon Valley area, and a Boston office services the Eastern United States and Europe.

      EZchip offers training courses to provide its customers with a complete understanding of its products and toolsets.

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

      All of our competitors' announced products use separate chips for processing and classifying, with half-duplex or full-duplex processing abilities being the main differentiating factor. We combine the processing and classifying functions in a single chip, which we believe provides a significant advantage in terms of chip count, power consumption and cost. Our solution, based upon EZchip's patented TOPcore(R) (Task Optimized Processor) architecture, offers savings in the number of chips required in customers' applications. In a typical application, the announced competitive products require an average of more than 25 chips for a complete solution, compared to a single EZchip NP-1/NP-1c chip and four memory chips. Furthermore, the NP-1 uses low-cost/low-power DRAM memories for its on-chip classifiers, while the competitive products use expensive and power-consuming SRAM and CAM memory components for their external classifiers, thereby increasing the competition's overall price and complexity.

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

      The Company holds three United States patents, No. 6,532,457, No. 6,594,655 and No. 6,625,612. In addition, the Company holds a pending patent application in the United States (Serial No. 09/609,221), for which we have yet to receive an Official Action from the USPTO. There can be no assurance that the Company's pending application will ultimately be issued either at all or within the scope of the claims sought by the Company. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, or design around any patents issued to the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company's products or obtain and use information that the Company regards as proprietary. Policing any of such unauthorized uses of the Company's products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States or Israel. There can be no assurance that the Company's efforts to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

MANUFACTURING

      While we engineer and design our products, we do not own or operate a semiconductor fabrication facility and we do not have the resources to manufacture our products internally. In November 2000, we entered into an agreement with IBM to manufacture our NP-1 and NP-1c network processor. A third party manufacturer has also been secured for the QX-1 Traffic Manager and we intend to use the Taiwan Semiconductor Manufacturing Co.(TSMC) fabrication facility to manufacture our forthcoming NP-2 line of products, using the 0.13 micron process. This fabless manufacturing model enables us to focus on our engineering and design strengths, minimize fixed costs on capital expenditures, and still have access to high-volume manufacturing capacity.

      The NP-1 network processors are being manufactured using IBM's SA-27E 0.18-micron ASIC technology, while NP-1c network processors utilize IBM's 0.11-micron Cu-11 ASIC template. Use of this new manufacturing technology enables enhanced performance while reducing manufacturing costs significantly.

      We expect that all of our fabrication facilities will be of single sources, and any late delivery or failure to deliver products could result in delays in satisfying customer demand, increased costs and loss of revenues.

LEGACY OPERATIONS

      Our original business concentrated on the development, manufacturing and marketing of solutions and Internet applications to improve the connectivity and performance of corporate LANs. Beginning in 1999, we carried out plans to focus exclusively on the high speed network processor market, through our subsidiary, EZchip, resulting in the cessation of the operations of our Internet applications business segment principally consisted of NetGuard and, prior to that also included NetXchange. As a result of the closure of NetGuard's operations in 2001, and the cessation of LanOptics legacy operations, the related assets, liabilities and results of operations for 2001, 2002 and 2003 have been reclassified on our financial statements as "discontinued operations".

      We may continue to generate small amounts of revenue from sales and royalties related to LanOptics and NetGuard legacy products. However, since LanOptics and NetGuard legacy products are no longer being manufactured, all of these sales will be from existing inventory.

C.    ORGANIZATIONAL STRUCTURE

      In mid-1999 we decided to focus on our internal application-specific integrated circuit, or ASIC. This new business initiative was incorporated as E.Z. Chip Technologies Ltd. in December 1999. Through EZchip, we are engaged in the development and marketing of high performance network processors. Since it's inception EZchip has raised $51 million in three private financing rounds, of that amount $11.6 million was invested by LanOptics and the balance by EZchip minority shareholders. We currently have a 53.4% ownership interest in EZchip.

      Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business, mainly in Israel. These purchases totaled $1,105,000 in 2001, $435,000 in 2002 and $265,000 in 2003. Our
capital expenditures in 2001, 2002 and 2003 were spent primarily for the procurement of EZchip research and development hardware equipment and software tools.

      We do not own any real property. Our principal development, marketing and administrative facilities occupy approximately 25,000 square feet of a building in Yokneam, Israel which is leased through January 2007.

      EZchip, which conducts its sales operations through two locations in the United States, leases office space in California and Massachusetts under six-month renewable leases, and it currently maintains three sales people in each office.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "ITEM 3. KEY INFORMATION" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN.

GENERAL

      We design, develop, manufacture, market and support network processors, through our subsidiary, EZchip. For the past three and a half years, we have carried out plans to focus on the network processor market, including the cessation of our investment in research and development for LAN switching products and, the closure of the operations of our Internet applications business segment principally comprised of the operations of NetGuard and, prior to that also included NetXchange. Our resources are now focused exclusively in EZchip. Due to this shift in focus, our sales, which until 2002 were comprised solely of our legacy LanOptics and NetGuard products, have decreased significantly since fiscal year 1999.

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

CRITICAL ACCOUNTING ESTIMATES

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

      Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements:

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

      Development costs were amortized according to specific milestones determined in the agreement, which we believe appropriately reflects the economic usage of the capitalized asset. Production costs are included in cost of sales based on quantities produced.

      OTHER ASSETS

      On August 19, 2002, we acquired 2,777,778 series A preferred shares and 737,462 series B preferred shares of EZchip, in consideration of the issuance of 1,153,508 our ordinary shares. The total fair value of the ordinary shares issued for the acquisition is $8,956 (determined, based on the average price of LanOptics' ordinary shares two day before and after the announcement date of the transaction). The transaction was accounted for according to the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

      The preliminary purchase price allocation (in thousands of dollars) is as follows:

           EZchip series A and B preferred shares acquired           $   1,440
           Intangible assets acquired:
              In-process research and development                        4,655
              Technology (1)                                             1,425
              Goodwill (2)                                               1,634
           Liabilities assumed                                            (198)
                                                                     ---------
           Total consideration                                       $   8,956
                                                                     =========
           ___________
          (1) The technology is amortized using a straight-line method over the useful life of the technology, which is 5 years.
          (2) The goodwill is amortized over a period of 10 years, using the straight-line method.

RECENT ACCOUNTING PRONOUNCEMENTS

RECENT ACCOUNTING PRONOUNCEMENTS IN ISRAEL

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

      Accounting Standard No. 13 and No. 17 prescribe principles with respect to the accounting for the effect of the changes in the exchange rates of foreign currency. These Standards replaces clarification No. 8 and clarification No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are void with the discontinuation of the adjustment of financial statements. The Standards deal with the translation of transactions in foreign currency and the translation of financial statements of foreign operations in order to integrate them into the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those implemented to date. Accounting Standard No. 13 will apply to financial statements for periods commencing after December 31, 2003.

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

      We do not expect the adoptions of these new standards to have a material impact on our results of operation or financial positions.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS IN THE U.S.

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", or FIN 46. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, we do not expect the adoption of FIN 46 to have a material impact on our consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, or SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group, or DIG, process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

      Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on our financial statements.

      In May 2003, the FASB issued SFAS 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company's financial position or results of operations.

      In December 2003, the SEC issued Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition," or SAB No. 104, which revises or rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our consolidated results of operations, consolidated financial position or consolidated cash flows.

DIFFERENCES BETWEEN US AND ISRAELI GAAP

      Our consolidated financial statements conform to generally accepted accounting principles in Israel, or Israeli GAAP, which differ in certain material respects from those followed in the United States, or US GAAP. The main difference relates to the accounting for preferred shares of a subsidiary. As a result, the net loss for the twelve month period ended December 31, 2003, and deficiency in shareholders' equity as of that date in accordance with US GAAP were US$ 10,580,000 and US$ 12,370,000, respectively, as compared with net loss and shareholders' equity in accordance with Israeli GAAP of US$ 2,897,000 and US$ 10,681,000, respectively. See Note 18 of Notes to the Consolidated Financial Statements.

A.    RESULTS OF OPERATIONS

      The following table presents, for the periods indicated, information concerning the Company's results of operations (dollars in thousands).


                                                         1999         2000         2001         2002          2003
                                                       ---------  -----------  -----------  -----------   -----------
Revenues..........................................            --           --           --  $       465   $     1,756
Costs of revenues.................................            --           --           --          164           625
Amortization of developed technology..............                                                  107           284
                                                      ----------  -----------  -----------  -----------   -----------
Gross profit......................................            --           --           --          194           847

Operating expenses:

Research and development .........................           801        4,530        7,434        8,153         7,349
In-process research and development write-off.....                                                4,655
Selling, general and administrative, net..........           363        1,489        2,332        3,201         3,660
Amortization of Goodwill..........................                                                   60           165
                                                      ----------  -----------  -----------  -----------   -----------
Total operating expenses .........................         1,164        6,019        9,766       16,069        11,174

Operating loss....................................        (1,164)      (6,019)      (9,766)     (15,875)      (10,327)

Financial (expenses) income, net..................           609          726        1,427          659          (420)
Other income/(expenses)...........................                        465          814           --            (3)
                                                      ----------  -----------  -----------  -----------   -----------
Loss before minority share........................          (555)      (4,828)      (7,525)     (15,216)      (10,750)

Minority interest in loss from subsidiaries.......                      2,997        7,082        8,488         7,853

Net loss from continuing operations...............          (555)      (1,831)        (443)      (6,728)       (2,897)

Income/(loss) from discontinued operation.........        (6,929)      (4,769)         793           51            --

Net income (loss).................................        (7,484)      (6,600)         350       (6,677)       (2,897)

YEARS ENDED DECEMBER 31, 2003 AND 2002

REVENUES

      For the twelve months ended December 31, 2003, revenues increased by $1,291,000, or 278%, to $1,756,000 from $465,000 in the same period in 2002.
This increase is attributable to the increasing number of customers choosing EZchip for the development of their future networking products. EZchip started to generate revenues during the second quarter of 2002, when its first network processor, the NP-1, became commercially available. Therefore, revenues for the twelve months ended December 31, 2002 represent only approximately seven months of revenues, generated from only a few customers, while the revenues for the twelve months ended December 31, 2003 represent revenues for the full period generated from approximately 30 customers.

COST OF REVENUES

      For the twelve months ended December 31, 2003, our cost of revenues increased by $461,000, or 281%, to $625,000 (36% of revenues) from $164,000 (35%
of revenues) in the same period in 2002. The increase in cost of revenues is the result of the increase in revenues.

GROSS PROFIT

      For the twelve months ended December 31, 2003, gross profit increased by $653,000, or 337%, to $847,000 (48% of revenues) from $194,000 (42% of revenues)
in the same period in 2002. This increase was primarily attributable to the increase in revenues.

RESEARCH AND DEVELOPMENT COST, NET

      Research and development costs consist mainly of the salary and benefits of engineers. Reported figures consist entirely of EZchip's research and development costs. For the twelve months ended December 31, 2003, research and development costs decreased by $804,000, or 10%, to $7,349,000 from $8,153,000 in the same period in 2002. This decrease was primarily due to higher non-recurring engineering expenses that were incurred during the 2002 period with respect to the development of the NP-1 network processor and the QX-1 traffic manager and also due to the higher level of amortization of prepaid development costs during 2002.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

      Selling, general and administrative expenses consist primarily of salaries, advertising expenses, participation in trade shows and marketing materials. For the twelve months ended December 31, 2003, these expenses increased by $459,000, or 14%, to $3,660,000 from $3,201,000 in the same period in 2002 This increase was primarily due to increased sales and marketing efforts by EZchip and also due to of non-recurring legal and accounting expenses of approximately $340,000 in 2003.

FINANCIAL INCOME, NET

      Financial income reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. For the twelve months ended December 31, 2003, net financial expenses decreased by $1,079,000, or 164%, to $(420,000) from net financial income of $659,000 in the same period in 2002. This decrease is composed of (i) $575,000 that is attributable to significantly lower average interest rates on our investments portfolio in 2003 compared to 2002, fluctuations in currency translation as a result of the change in the value of the NIS compared to the US dollar during 2003 and interest expenses associated with the $1.5 million credit line drawn by EZchip in May 2003; and (ii) $504,000 that is attributable to accrued interest expense, related to EZchip's preferred C redeemable shares.

MINORITY INTEREST IN LOSS

      Minority interest in loss of $7,853,000 reflects the share of EZchip's minority shareholders in EZchip's loss for the twelve months ended December 31, 2003. In the twelve months ended December 31, 2002 minority interest in our subsidiary's loss was $8,488,000. The loss is allocated among the various classes and series of EZchip shares according to their respective ownership level as determined by liquidation preference. The decrease is primarily the result of.a lower participation rate in EZchip's loss by the minority in 2003 compared to 2002.

YEARS ENDED DECEMBER 31, 2002 AND 2001

REVENUES

      2002 was the first year in which we generated revenues from network processors. All the revenues generated in the past have been classified as discontinued operations. Therefore, there are no revenues presented in previous years. Our revenues, totaling $465,000 in 2002, were derived solely from the sale of EZchip's products, which in 2002, included mainly the sale of sample network processors chips, evaluation systems and software tools.

COST OF REVENUES

      For the twelve months ended December 31, 2003 our cost of revenues totaled $164,000 (35% of sales).

RESEARCH AND DEVELOPMENT COST, NET

      For the twelve months ended December 31, 2002, research and development costs increased by $719,000, or 10%, to $8,153,000 from $7,434,000 in the same period in 2001. This increase is mainly attributable to higher non-recurring engineering expenses that were incurred during 2002 with respect to the development of the NP-1 network processor and the QX-1 traffic manager.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

      For the twelve months ended December 31, 2002, selling, general and administrative expenses increased by $839,000, or 37%, to $3,201,000 from $2,332,000 in the same period in 2001 This increase was primarily due to increased sales and marketing efforts by EZchip.

FINANCIAL INCOME, NET

      For the twelve months ended December 31, 2002, net financial income decreased by $769,000, or 54%, to $658,000 from $1,427,000 in the same period in 2001. This decrease is attributable to the drop in the interest bearing cash, cash equivalents, short-term deposits and marketable securities levels, resulting from operational losses.

MINORITY INTEREST IN LOSS

      Minority interest in loss of $8,488,000 reflects the share of EZchip's minority shareholders in EZchip's loss for the twelve months ended December 31, 2002. In the twelve months ended December 31, 2001 minority interest in our subsidiary's loss was $7,082,000. The loss is allocated among the various classes and series of EZchip shares according to their respective ownership level as determined by liquidation preference. The increase is primarily the result of increased losses in EZchip in 2002 compared to 2001.

EFFECTIVE CORPORATE TAX RATE

      Because we have elected to participate in the alternative package of tax benefits for our current approved enterprise, the income derived from that enterprise will be exempt from Israeli taxes on corporate income during certain benefit periods, except to the extent that dividends are distributed. The period of tax benefit for EZchip's approved enterprise expires in 2013. Certain investment income derived by EZchip from investments may not be regarded by the Israeli tax authorities as income from its approved enterprise and consequently may be taxed at full rates in Israel.

      As of December 31, 2003, we had approximately $45 million in tax loss carry-forwards, that can be offset against future income without time limitation. Subsidiaries in the U.S. have approximately $2.7 million of tax loss carry-forwards that can be offset against taxable income in the future for a period of 19 to 20 years. In addition, we have accumulated capital losses in the amount of $ 21.7 million. We have not established a deferred tax asset resulting from temporary differences between the basis of assets for financial and tax reporting purposes, as it has been determined that it is more likely than not that such deferred tax assets will not be realized.

IMPACT OF CURRENCY FLUCTUATION AND OF INFLATION

      A significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in US dollars, are influenced by the exchange rate between the US Dollar and the NIS. In addition, If the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the US dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in US dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price. The caption "Financial income (expenses), net" in our Financial Statements includes the impact of these factors as well as traditional interest income or expense. See Note 14a to the Company's Financial Statements.

      The following table sets forth, for the periods indicated, (i) devaluation of the NIS against the most important currencies for our business, the U.S. dollar, and (ii) inflation as reflected in changes in the Israeli consumer price index.

                                            Fiscal year
                                         ended december 31,
                             -----------------------------------------
                               1999     2000    2001    2002     2003
                             -------  -------  ------  ------  -------
U.S. dollar..............     (0.2)%   (2.7)%   9.3%    7.3%    (7.6)%

Israeli consumer price
index....................      1.3%      --     1.4%    6.5%    (1.9)%

B.    LIQUIDITY AND CAPITAL RESOURCES

      Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and, through research and development grants. EZchip's research and development has not been funded by Israel's Office of Chief Scientist, but rather has been funded through the proceeds of third party investments, combined with contributions by LanOptics. In 2000, we conducted two rounds of financing for EZchip, raising $25.2 million through the private placement of EZchip's preferred shares. The amount of investments by third parties was recorded as preferred shares of a subsidiary in our Financial Statements. In addition, we made a $4 million investment in EZchip during 2000. In early 2003, EZchip raised $13.5 million in a private placement of series C preferred shares, of which amount we invested $2.3 million. In addition, EZchip obtained a $3 million credit facility, of which $1.5 million was drawn down. The terms of the series C equity financing also provided the investors in the private placement with an option to invest up to another $8 million in the future. This option was exercised on March 9, 2004, resulting in a follow-on series C investment in EZchip in the amount of $8 million, of which we invested $5.3 million. On December 16, 2003, we concluded a $6 million private placement of our ordinary shares to Deutsche Bank AG, London Branch. $5.3 million of the proceeds were used to fund the exercise of our option to purchase EZchip series C preferred shares, which increased our ownership interest in EZchip to 53.4%.

      As of December 31, 2003 we had $18.1 million in working capital and $19.6 million in cash, cash equivalents and marketable securities.

      We believe that our unused cash and short-term deposit balances will provide sufficient cash resources to finance our operations through the end of 2005. However, if we grow more rapidly than currently anticipated or, if we do not generate sufficient revenues, it is possible that we would require additional funds before the end of such period.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      Currently, 58 employees, representing about 74% of EZchip's employees, are engaged in research and development. EZchip's senior executives devote a substantial portion of their time to stay in frequent communications with its customers to determine product needs that should be addressed.

      The following table sets forth EZchip's research and development costs for the periods indicated (in thousands):

                                                                  Year ended december 31,
                                                               ---------------------------
                                                                2001       2002       2003
                                                                ----       ----       ----
Research and development costs, excluding amortization        $ 6,892    $ 7,605    $ 7,207
Amortization of prepaid development and production costs *    $   542    $   548    $   142
Research and development, including amortization              $ 7,434    $ 8,153    $ 7,349

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

      We hold three United States patents, No. 6,532,457, No. 6,594,655 and No. 6,625,612. In addition, the Company holds a pending patent application in the United States (Serial No. 09/609,221), for which we have yet to receive an Official Action from the USPTO. There can be no assurance that the Company's pending application will ultimately be issued either at all or within the scope of the claims sought by the Company.

D.    Trend Information

      We currently have over 30 customers for the NP-1 and NP-1c network processors, over 10 of which are large networking vendors. Publicly announced customers include Nokia Networks, ZTE corporation, BATM/Telco Systems, ETRI ( Korea's Electronics and Telecommunications Research Institute) ECI Telecom and Crescendo Networks. All the revenues we derived from these customers are designated as "design wins revenues". This means that customers are purchasing sample products and development kits in order to perform the development work necessary to integrate our products into the customers' future telecommunications product offerings. Our first customers have now completed their product development and are moving to production with systems based on EZchip's NP-1 network processor. As we begin to fill these production orders and as additional customers enter the production stage, we expect a further increase in revenues throughout 2004. The exact timing, speed and volume of the increase will depend on market acceptance of our customers' products and on the pace of the recovery in the telecommunications and related markets generally.

E.    OFF-BALANCE SHEET ARRANGEMENTS

      We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2003 and the effect we expect them to have on our liquidity and cash flow in future periods.


           Contractual Obligations                                       Payments due by period
--------------------------------------------   ------------------------------------------------------------------------
                                                               less than 1                                  more than 5
                                                  Total           year         1-3 years      3-5 years        years
                                              ------------    ------------    ------------   -----------    -----------

Long-term debt obligations (1) .............  $  1,500,000              --    $ 1,500,000             --             --

Operating lease obligations.................  $  1,363,000       $ 537,000    $   798,000   $     28,000             --

Other long-term liabilities reflected on the
   company's balance sheet under Israeli
   GAAP (2) ................................  $ 11,704,000              --             --   $ 11,704,000             --
Total ......................................  $ 14,567,000       $ 537,000    $ 2,298,000   $ 11,732,000             --

__________________
(1) In April 2003, EZchip signed a loan agreement with a third party to provide EZchip with a $ 1,500,000 revolving credit facility. The loan bears annual interest of LIBOR + 4.5% per annum. The loan shall be repaid at the earlier of
(i) March 14, 2005; (ii) the consummation of an investment of at least $ 15 million, or (iii) an initial public offering.

(2) During March 2003, EZchip issued to Lanoptics and to third parties 16,542,267 Series C Preferred shares, in consideration of $ 13,500,000. The net amount of $ 10,928,000, which was invested by third parties, was recorded as redeemable preferred shares in a subsidiary. After four years from the issuance date and subject to the request of the majority holders of Series C Preferred shares, EZchip may be required to redeem the Series C Preferred shares at a price per share equal to the greater of (i) the original Series C per share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% coupon interest compounded annually or (ii) the fair market value of such shares. The amount specified represents the original Series C per share issue price plus 6% accrued interest.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

      Set forth below are the names of all directors and executive officers of the Company and all persons chosen to become directors or executive officers, all positions and offices with the Company held by each person, and the term of office and the duration for which each person has served as a director and/or as an executive officer of the Company.

A.    DIRECTORS

      The following individuals served on our Board of Directors throughout the year ended December 31, 2003, and are currently the members of our Board of
Directors:

      Dr. Meir D. Burstin, 62, is Chairman of the Board of Directors of the Company as well as the Chairman of the Board of Directors of its subsidiary EZchip. Dr. Burstin was the Chairman and founder of ART, Advanced Recognition Technologies Inc., a leader of embedded speech and handwriting recognition. Dr. Burstin was a founder and chairman of the Board of Ornet, a data switching company founded in 1996 and acquired by Siemens two years later. Dr. Burstin was a director of several other high-tech start up companies and the Chairman of the Jerusalem software greenhouse. Previously, in 1969, Dr. Burstin was a founder of Advanced Technology Ltd. (ATL), one of Israel's largest software companies, and served as its president until 1982. From 1982 to 1984 Dr. Burstin was a Visiting Scholar at the Computer Science Department at UCLA and Vice President, Technologies of Tadiran US. In this position he was in charge of the acquisition of technologies and technology companies for Tadiran. Upon his return to Israel in 1984 he became a Corporate Vice President of Tadiran Ltd., then one of Israel's largest electronics companies, and President of Tadiran's Systems Division. In 1986 he also became President of Elisra Systems, an electronic warfare company acquired by Tadiran, and organized the acquisition. In addition, Dr. Burstin served as a Chairman or Director of several Tadiran subsidiaries including ATL (software), Contahal (software), Mazlat (mini RPV) and Simtech (simulation systems). Dr. Burstin holds a PhD in Information Systems from Tel Aviv University. He received B.Sc. degrees in Physics and Mathematics and a M.Sc. degree in Physics from the Hebrew University of Jerusalem.

      Eli Fruchter, 49, is the President and Chief Executive Officer of the Company's subsidiary EZchip, a position that he has held since EZchip's inception, and has been a director of the Company since its inception. He served as General Manager of the Company from its inception until May 1999, and as President, Chief Executive Officer and General Manager of the Company from May 1999 through September 1999. From March 1995 until September 1999 he was the Chairman of the Board of Directors of the Company. Mr. Fruchter was among the founders of Adacom Technologies Ltd., a manufacturer of data communications products for the IBM 3270 environment. From April 1985 until December 1987 he served as a research and development manager at Adacom, and from January 1988 until November 1989 he was the Manager of Adacom's Marketing Department. Before helping to found Adacom in 1985, Mr. Fruchter was Manager - Research and Development Group of Fibronics Ltd., a manufacturer of data communications and fiberoptics systems. Mr. Fruchter holds a B. Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

      Benjamin (Benny) D. Gaon, 68, has been a director of the Company since 1995. Mr. Gaon is President and Chairman of Israel-registered B. Gaon Holdings Ltd., whose activities encompass four main sectors: financial and other services; hi-tech and communications; agro-industries; and wholesale and retail. Previously, Mr. Gaon served as President and Chief Executive Officer of Koor Industries Ltd., Israel's largest industrial enterprise. Mr. Gaon is an active Chairman and Board member of various companies in Israel, including Alrov (Israel) Ltd., Or-Alon Ltd., MG/CAIB Future Markets Ltd., Gaon Assets Management
(1999) Ltd., Hamashbir Fashion Warehouse Ltd., Hamashbir Holdings Ltd., B. Gaon Holdings Ltd., Or Assaf Investments Ltd., Business Channel (T.T.V.) Ltd., Genius Technologies Internet (1999) Ltd., B. Gaon Investments (1998) Ltd., Gaon Agro Industries Ltd., Menorah Gaon Investment Company Ltd., Menora Gaon Capital Markets Ltd., B. Gaon Productions Ltd. and Alon Technology Ventures Ltd. He was the Chairman of the Board of Co-Op Blue Square Consumers' Cooperative Society Ltd. and of Delek Israel Fuel Corporation Ltd. Among his other public positions, Mr. Gaon serves as Chairman of the Israel-Jordan Chamber of Commerce and as President of Israel Cancer Association. He also serves on the Board of Trustees of the Hebrew University of Jerusalem and of Tel Aviv University.

      Zvi Zur, 81, has been a director of the Company since February 1993. Mr. Zur was Chairman of Carmel Olefins Ltd. and Chairman of Israel Petrochemicals Ltd. until March 2000. He is a Lieutenant General (res.) in the Israel Defense Forces, in which he served between 1948 and 1963, and was Chief of the General Staff of the Israel Defense Forces between 1961 and 1963. Between 1963 and 1967 Mr. Zur was the Managing Director of Mekoroth Water Company and between 1967 and 1974 he served as Assistant Minister of Defense. Mr. Zur was Managing Director of Clal Industries Ltd., and subsequently Vice President of Clal (Israel) Ltd., between 1974 and 1985. During this period he also served on the Boards of Directors of various subsidiaries of Clal, and was Chairman of the Board of ECI Telecom Ltd. Between 1986 and 1987 Mr. Zur was Chairman of the Board of Directors of Bezeq - The Israel Telecommunication Corp. Ltd. Between 1987 and 1992 he was the Deputy and Acting Chairman of The Israel Corporation, and Chairman of the Board of Directors of Zim Israel Navigation Co. Ltd. Between 1993 and 1996, Mr. Zur was Chairman of Israel Aircraft Industries Ltd. Mr. Zur is also a member of the Board of Directors of Israel General Bank Ltd.

         Dr. Ran Giladi, 49, has been a director of the Company since December 2001. Dr. Giladi is a faculty member at Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1992 until 2000. Dr. Giladi is also the active Chairman of DiskSites, Inc. and of InfoCyclone Inc., a company he co-founded in September 2000, which produces storage appliances for owners of massively accessed repositories and of which he was President and Chief Executive Officer from 2000 until 2002. Dr. Giladi taught at the Business School and at the Electrical Engineering Department of Tel-Aviv University from 1987 until 1993. Dr. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986. Dr. Giladi also founded the Israeli Consortia for research on network management systems (NMS), and served as the Chairman of the Consortia Board of Directors. His research interests include computer and communications systems performance, data networks and communications, and network management systems. Dr. Giladi received a B.A. in Physics and an M.Sc. in Biomedical Engineering from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel Aviv University.

         Karen Sarid, 54, is Chief Operating Officer and Chief Financial Officer of Orex Computed Radiography Ltd. (advanced radiography systems for the digital x-ray market), a position she has held since September 2000. From September 1999 until September 2000 she was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd. (software solution), a subsidiary of the Formula Group. From 1996 until August 1999 Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd. (medical lasers), a public company that is traded on NASDAQ. She was Chief Financial Officer of the Company from 1993 through 1996. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

      Michal Sultan, a director since July 2000 resigned as a director in January 2004.

SENIOR MANAGEMENT

      In addition to Mr. Fruchter and Dr. Burstin, with respect to whom information is provided above under "Directors," the following is the other executive officer of the Company:

      Dror Israel, 35, has been the our Chief Financial Officer since June 2001. Prior to that he was the Company's financial controller from January 2000 through May 2001 and a financial analyst of the Company from August 1997 through December 1999. Prior to joining LanOptics, Mr. Israel was employed by Hi Group, a holdings company, as a financial analyst. Mr. Israel holds a B.A. degree in economics from Haifa University and a MBA cum laude from the Technion - Israel Institute of Technology.

      There are no family relationships between any director or executive officer.

B.    COMPENSATION OF DIRECTORS AND OFFICERS

      The aggregate amount of compensation paid during 2003 to all of our directors and officers as a group for services in all capacities was approximately $342,000. The aggregate amount set aside or accrued during 2003 to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, was approximately $12,000.

      During 2003, we granted 90,000 options to five of our executive officers and directors. The options have an exercise price of $6.93per share. In 2003, two of our executive officers were awarded options to purchase shares of EZchip at an average exercise price of $0.86 per share.

C.    BOARD PRACTICES

APPOINTMENT OF DIRECTORS AND TERM OF OFFICE

      Our directors, other than our outside directors as described below, are appointed by our shareholders at our annual general meeting and hold office until the next annual general meeting. Our annual general meetings are held at least once every calendar year, but not more than fifteen months after the last preceding annual general meeting. In the intervals between our annual general meetings, the board of directors may appoint new directors to fill vacancies. Our officers serve at the discretion of the board of directors, subject to the terms of any agreement between them and us and the provisions of the Israeli Companies Law.

ALTERNATE DIRECTORS

      Our articles of association provide that any director may, by written notice to us, appoint another person to serve as an alternate director. Under the Israeli Companies Law, any person who is not a director or an alternate director may act as an alternate director, but the same person may not act as an alternate for several directors. An alternate director may be appointed for one meeting or for another specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

OUTSIDE AND INDEPENDENT DIRECTORS

      In accordance with the Israeli Companies Law and the regulations promulgated under the Companies Law, the Company must have two outside directors. The outside directors must meet certain statutory requirements of independence. The term of office of an outside director is three years, which can be extended for one additional term of three years. An outside director can be removed from office only under very limited circumstances. Both of the outside directors must serve on the company's statutory audit committee, and at least one outside director must serve on each committee of the board of directors. We have appointed Benjamin (Benny) D. Gaon and Zvi Zur as our outside directors under the Israeli Companies Law.

      Pursuant to the current listing requirements of the Nasdaq Stock Market, we are required to have at least two independent directors on our board of directors. Under the new corporate governance rules adopted by Nasdaq, the majority of the members of the board directors will need to be independent as of July 31, 2005.

      There are no prescribed terms of service for the other directors of the company.

AUDIT COMMITTEE

      The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors ncluding both of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee.

      Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

      Pursuant to the current listing requirements of the Nasdaq Stock Market, we are required to establish an audit committee, at least a majority of whose members are independent of management. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission, or the SEC, has issued new rules which required Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has adopted such rules that will be applicable to us as of July 31, 2005. Among the corporate governance rules that will be applicable to us as of July 31, 2005 is the requirement that we have an audit committee consisting of at least three independent members, all of whom are financially literate and one whom has accounting or related financial management expertise.

      The new Nasdaq rules implement two basic criteria for determining independence: (i) audit committee members are barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

      Under the final rules adopted by the SEC, an issuer is required to disclose in its annual report, beginning with the annual report for 2003, whether or not such issuer has at least one audit committee financial expert. If it does, the issuer must disclose the name of the expert. If not, the issuer must disclose why it does not have an audit committee financial expert.

      Our Audit Committee currently consists of Benjamin D. Gaon, Karen Sarid and Zvi Zur. We believe that these appointments comply with the requirements of the Companies Law and with the SEC and Nasdaq rules, and that Karen Sarid qualifies to serve as the audit committee's financial expert, as required by the SEC and Nasdaq.

      Our Audit Committee reviewed our audited financial statements for the year ended December 31, 2003 and members of the Committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles. Members of the Audit Committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2003.

APPROVAL OF CERTAIN TRANSACTIONS; OBLIGATIONS OF DIRECTORS, OFFICERS AND SHAREHOLDERS

      The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and such person's personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

      Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors unless the articles of association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval. The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's specified relatives, or by any corporation in which the office holder is a five percent or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company's profitability, assets or liabilities.

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

      The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must either include at least one-third of the votes of disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

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

INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATIONS ON LIABILITY

      Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his duty of care to the company or to another person, or as a result of the breach of his fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he committed in connection with his serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him in favor of other persons pursuant to a court judgment, including a settlement or an arbitrator's decision approved by a court, and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of the company or other persons, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case in connection with hi activities as an office holder. Our articles of association allow us to insure and indemnify office holders to the fullest extent permitted by law provided such insurance or indemnification is approved by the audit committee and otherwise as required by law. We have acquired directors' and officers' liability insurance covering the officers and directors of the LanOptics and its subsidiaries for certain claims. In addition, we have entered into agreements with our office holders to indemnify them against certain types of claims, subject to dollar limits and other limitations. These agreements have been ratified by our audit committee, board of directors and shareholders.

INTERNAL AUDITOR

      The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Fahn Kanne Control Management Ltd., a member of the Grant Thornton network, serves as our internal auditor.

D.    EMPLOYEES

      On March 30, 2004, we had 81 employees: 3 LanOptics employees, and 78 EZchip employees. Six of EZchip's employees are in the U.S., involved in sales and marketing. Fifty-eight of EZchip's employees are engaged in research and development. We believe that our company has good relations with its employees and we have never experienced a labor dispute, strike or work stoppage.


                                               As of december 31,
                                            ------------------------
                                            2001      2002      2003
                                            ----      ----      ----
            LanOptics employees........        9         3         3
            EZchip employees...........       84        90        77
                                            ----      ----      ----
                Total employees........       93        93        80



      Israeli labor laws are applicable to our company's employees in Israel. Such laws principally concern the length of the workday and the workweek, minimum wages for workers, minimum annual leave, insurance for work-related accidents, procedures for dismissing employees and determination of severance pay. Israeli employers are also required to make payments to Israel's National Insurance Institute with respect to employees. In addition, certain provisions of the collective bargaining agreements between the "Histadrut" (Israel's General Federation of Labor) and the Israeli Coordinating Bureau of Economic Organization apply to the Company's employees in Israel pursuant to administrative orders extending them to all private sector employees. According to such administrative orders, all Israeli employers are required to provide certain escalations of the wages in relation to the increases in the Israeli consumer price index as well as to provide minimum annual payments so as to cover vacation expenses. All of our employees are covered by comprehensive life and pension insurance policies.

      All our officers, key employees and certain of our other employees are party to individual employment agreements. We have entered into a non-disclosure and non-competition agreement with each of our executive officers and key employees.

      Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. All of our employees are covered by life and/or pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Most We contribute between 13.3% of base wages to such plans and employees contribute between 5.0% to 5.5% of base wages. We also contribute between 5.0% and 7.5% of base wages to certain "professional advancement" funds for managers, engineers and others and such employees contribute 2.5% of base wages. Our contribution is limited, up to the maximum amounts which are not considered taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. In the fiscal year ended December 31, 2003, the aggregate payments to the National Insurance Institute amounted to approximately 16.31% of base wages, with the employee contributing
10.38 % (of which approximately 4.80 % relates to payments for national health insurance) and the employer contributing the remainder. All such contributions to the National Insurance Institute are subject to minimum amount.

E.    SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

      As of March 30. 2004, all the directors and executive officers as a group beneficially held 852, 585 of our ordinary shares (approximately 8.9% of our outstanding shares). This figure includes 610,596 shares beneficially owned by Eli Fruchter, representing approximately 6.6% of our outstanding shares. Mr. Fruchter is the only director or officer who holds 1% or more of our outstanding shares as of March 30, 2004.

STOCK OPTION PLANS

LANOPTICS OPTION PLANS

      Since 1993, LanOptics has granted options to purchase ordinary shares to key employees, directors and shareholders pursuant to the LanOptics 1992 Stock Option Plan as an incentive to attract and retain qualified personnel. Under the terms of these grants, options, generally, become exercisable ratably over a four-year period commencing with the date of grant. The options generally expire no later than six years from the date of the grant, and are non-transferable, except under the laws of succession. LanOptics' 1992 Israeli Stock Option Plan expired in November 2002. There were approximately 140,000 options for ordinary shares that remained unissued upon the expiration of the 1992 Plan.

      On October 2003 LanOptics adopted the 2003 Israeli Share Option Plan (the "2003 Israel Plan"), under which a total of 90,000 ordinary shares of the Company were reserved and authorized for the purpose of the option plan. The 2003 Israel Plan is administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. Options under the 2003 Israel Plan are issued to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees that receive options under the 2003 Israel Plan are afforded certain tax benefits (excluding controlling shareholders of the Company or those who are not employees or directors of the Company). The Company has elected the benefits available under the "capital gains" alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the "Trustee") for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee. The 2003 Israel Plan provides for the options granted to have a maximum exercise period of ten years from the date of grant. Options granted under the 2003 Israel Plan are generally exercisable over __four years. Options that are not exercised will become available for further grant by the Board under the 2003 Israel Plan.

      As of March 30, 2004, there were outstanding options to purchase 313,989 ordinary shares. Of these options, 248,989 options were exercisable at exercise prices ranging from $2.50 to $6.93 per share. The number of options held by directors and officers of the Company as a group was 306,989, including options to purchase 194,739 ordinary shares held by Mr. Burstin.

EZCHIP OPTION PLANS

      Since 2000, EZchip has granted options to purchase its ordinary shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the "2000 Section 102 Share Option Plan", the "2003 Section 102 Share Option Plan" and the "2001 U.S. Stock Option Plan"), as an incentive to attract and retain qualified personnel. Under these plans a total of 9,500,000 ordinary shares of EZchip are reserved and authorized for issuance. Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant. The options generally expire 7 to 10 years from the date of the grant, and are non-transferable, except under the laws of succession. The 2003 Section 102 Share Option Plan is similar in all material respect to the 2003 Israel Plan. As of March 30, 2004, there were outstanding options to purchase ordinary shares of EZchip representing approximately 10.8% of the share capital of EZchip on an as converted and fully diluted basis. Approximately 20% of these options were held by directors and officers of our company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.    MAJOR SHAREHOLDERS

      The following table sets forth certain information as of March 30, 2004 concerning the only persons or entities known to us to own beneficially more than 5% of our company's outstanding ordinary shares:



                                                          Number of
    Name                                                 shares(1)(2)   Percent
    ----                                                 ------------   -------
    Apax Israel Partners II, L.P.                          601,567        6.5%
      and funds of which it is general partner(3) .......
    Eli Fruchter ........................................  610,596        6.6%
    Deutsche Bank........................................  750,000        8.1%



(1) The number of ordinary shares beneficially owned includes the shares issuable pursuant to stock options that are exercisable within 60 days of March 31, 2004. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.
(2)   Based on the most recent 13G and 13D filings.
(3) The funds that hold the shares directly, of which Apax Israel Partners II, L.P. is a general partner, are Apax Israel II, L.P., Apax Israel II (Israel), L.P., Apax Israel II Entrepreneur's Club, L.P., and Apax Israel II Entrepreneur's Club (Israel), L.P.

      According to our transfer agent, as of March 30, 2004, there were 45 holders of record of our ordinary shares, including 35 holders of record residing in the United States holding 8,141,368 ordinary shares, or 88.0% of the aggregate number of ordinary shares outstanding. We believe that as of such date we have over 6,000 beneficial shareholders.

RELATED PARTY TRANSACTIONS

      During the years ended December 31, 2001, 2002 and 2003 we paid $59,000, $79,000 and $123,000, respectively to Naschitz, Brandes & Co., a law firm in which Mr. Hanina Brandes, who was a principal shareholder of the Company until December 2003, is a senior partner. See Interests of Experts and Counsel

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED  STATEMENTS AND OTHER FINANCIAL INFORMATION

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

LEGAL PROCEEDINGS

      We are not a party to any litigation, other than litigation in the ordinary course of business, which in the aggregate is not material to the business of our company, and we are not aware of any threatened litigation, which in the aggregate would be material to the business of the COMPANY.

DIVIDEND POLICY

      We anticipate that we will retain any future earnings to support operations and to finance the growth and development of our business. In addition, tax-exempt income attributable to our status as an approved enterprise under Israeli tax law can be distributed to shareholders without subjecting us to taxes only upon the complete liquidation of our company. Tax will be levied if we decide to distribute such income in the future. Currently, we intend to reinvest the amount of its tax-exempt income.

SIGNIFICANT CHANGES

      Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2003.

ITEM 9.    OFFER AND LISTING.

A.    LISTING DETAILS

      Our ordinary shares are quoted on the Nasdaq SmallCap Market (prior to April 14, 2003, the Company's ordinary shares were traded on The Nasdaq National Market) and on the Tel Aviv Stock Exchange under the symbol "LNOP". Our listing on the Tel Aviv Stock Exchange was accomplished pursuant to special dual listing rules applicable to companies that are traded on The Nasdaq National Market. The Company is currently exploring the implications for its Tel Aviv Stock Exchange listing and related obligations of the change in its U.S. listing from The Nasdaq National Market to the Nasdaq SmallCap Market

      Set forth below for each of the years indicated are the range of high and low Nasdaq sales prices for our ordinary shares as reported by Nasdaq, and the high and low sales prices (in U.S. dollars) on the Tel Aviv Stock Exchange since April 1, 2002. Stock prices on the Tel Aviv Stock Exchange are quoted in New Israeli Shekels (NIS); the stock prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.



                                        Nasdaq          Tel aviv stock exchange
                                        ------          -----------------------
                                  High         Low          High          Low
                                  ----         ---          ----          ---
YEAR
----
1999 ........................   $ 7.188       $1.750          --           --
2000 ........................   $43.750       $5.500          --           --
2001 ........................   $19.250       $ 2.70          --           --
2002 ........................   $ 16.45       $ 3.97       $14.864       $6.160
2003 ........................   $ 11.20       $ 3.88       $ 11.10       $ 4.78



QUARTERLY STOCK INFORMATION

      The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq Market and the Tel Aviv Stock Exchange:



                                        Nasdaq          Tel aviv stock exchange
                                        ------          -----------------------
 2002                             High          Low        High           Low
 ----                             ----          ---        ----           ---
 First quarter ..............   $ 14.00       $ 6.07
 Second quarter .............     16.45         5.02    $ 14.864        $ 8.995
 Third quarter ..............      8.98         5.95       9.569          6.836
 Fourth quarter .............      7.60         3.79       7.080          6.160

 2003
 ----
 First quarter ..............   $   6.2       $ 3.88    $  6.86         $ 4.78
 Second quarter .............      8.33         4.47       8.17           4.86
 Third quarter ..............      9.80         6.41      10.05           7.23
 Fourth quarter .............     11.20         8.50      11.10           8.94

 MONTHLY STOCK INFORMATION

 2003
 ----
 October ....................   $ 11.20       $ 8.60    $ 11.10         $ 9.47
 November ...................     11.97         8.50      10.66           8.94
 December ...................     10.75         9.01      10.55           9.72

 2004
 ----
 January ....................   $ 12.17       $ 9.25    $ 12.12         $ 9.78
 February ...................     10.42         7.95      10.66           9.14
 March (thru March 30) ......       9.4         8.02       9.24           7.95

ITEM 10.    ADDITIONAL INFORMATION.

A.    MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS AND PURPOSES OF THE COMPANY

      We are registered under the Israel Companies Law as a public company with the name LanOptics Ltd. and registration number 52-003806-8. The objective stated in our memorandum of association is to engage in any lawful activity.

POWERS OF THE DIRECTORS

      Pursuant to the Israeli Companies Law and our articles of association, a director is generally not permitted to participate in the discussion of, or to vote on, a proposal, arrangement or contract in which he has a personal interest. Also, the directors may not vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth above in "Item 6. Directors, Senior Management and Employees; Directors and Senior Management; Approval of Certain Transactions." The power of our directors to enter into borrowing arrangements on our behalf is limited to the same extent as any other transaction by us.

RIGHTS ATTACHED TO ORDINARY SHARES

      Our authorized share capital consists of 30,000,000 ordinary shares, par value NIS 0.02 per share. Holders of ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. All outstanding ordinary shares are validly issued and fully paid. The rights of our ordinary shares may be cancelled, added to, restricted, amended or otherwise altered with a vote of the holders of at least 75% of the outstanding ordinary shares voting at a duly convened shareholders' meeting.

TRANSFER OF SHARES AND NOTICES

      Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument. Under Israeli law and our articles of association, each shareholder of record is entitled to receive at least 21 days' prior notice of any shareholders' meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date, which shall be not more than forty nor less than four days prior to the date of the meeting.

DIVIDEND AND LIQUIDATION RIGHTS

      We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Pursuant to Israel's securities laws, a company registering its shares for trade on the Tel Aviv Stock Exchange may not have more than one class of shares for a period of one year following registration, after which it is permitted to issue preferred shares, if the preference of those shares is limited to a preference in the distribution of dividends and these preferred shares have not voting rights. Under the Israeli Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company's articles of association require otherwise. Our articles of association provide that the board of directors may declare and distribute interim dividends without the approval of the shareholders, but the payment of a final dividend requires shareholder approval.

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

      The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold at least 50% of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

VOTING RIGHTS

      Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, except the outside directors whose election requires a special majority.

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

ANTI-TAKEOVER PROVISIONS UNDER ISRAELI LAW

      The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 25% of the voting rights in the company. This rule does not apply if there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless there is a shareholder with 50% or more of the voting rights in the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

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

EXEMPTION FROM NASDAQ CORPORATE GOVERNANCE RULES

      In accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of The Nasdaq Stock Market, Inc., we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual general meeting of shareholders. The basis for the exemption is the fact that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders. We post our Annual Report on Form 20-F on our Website (www.lanoptics.com) promptly following the filing of the Annual Report with the Securities and Exchange Commission.

EXCHANGE CONTROLS

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

TAXATION

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

TAX REFORM

      On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

STATUTORY CORPORATE TAX RATE

      Israeli companies are generally subject to corporate tax at the rate of 36% of their taxable income. In the Company's case, as described below, the rate is currently effectively reduced.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS,
5719-1959

      EZchip's facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 5719-1959 (the "Investment Law"), which provides certain tax and financial benefits to investment programs that have been granted such status.

      The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Labor and Trade of the State of Israel, be designated as an "approved enterprise." Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program.

      A company owning an approved enterprise may elect to receive either governmental grants or an alternative package of tax benefits. Under the alternative package, a company's undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of two to ten years (depending on the geographic location of the approved enterprise within Israel). The exemption commences in the first year of taxable income, and taxed at a reduced corporate tax of 10% to 25% for the following five to eight years, depending on the extent of foreign shareholders' ownership of the company's ordinary shares. The benefits period is limited to twelve years from completion of the investment under the approved plan or fourteen years from the date of approval, whichever is earlier. A Foreign Investors Company ("FIC"), defined in the Investment Law as a company of which more than 25% of its shareholders are non-Israeli residents, may enjoy benefits for a period of up to ten years, or twelve years if it complies with certain export criteria stipulated in the Investment Law (the actual length of the benefits period is graduated based on the percentage of foreign ownership).The tax benefits relate only to taxable income attributable to specific approved enterprises. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.

      All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. A company that has elected the alternative package of benefits and pays a dividend out of income derived from the approved enterprise during the exemption period will be subject to tax on the amount distributed, at the rate that would have been applicable had it not elected the alternative package of benefits (generally, 10%-25% depending on the extent of foreign investment in the company). The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend. Dividends from approved enterprises are taxable at the reduced rate of 15% if distributed during the tax exemption period or within twelve years thereafter (this time limit does not apply to an FIC).

      EZchip has derived, and expects to continue to derive, a substantial portion of its operating income from its approved enterprise facilities. The tax benefits attributable to the current approved enterprise is scheduled to expire in 2013.

      The Investment Center of the Ministry of Industry, Labor and Trade bases its decision as to whether to approve or reject an application for designation as an approved enterprise, on the criteria set forth in the Investment Law and related regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with a linkage adjustment to the Israeli consumer price index and interest.

SPECIAL PROVISIONS RELATING TO MEASUREMENT OF TAXABLE INCOME

      We measures our taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 5745-1985, or the Inflationary Adjustments Law, which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Results of the Company for tax purpose are measured in terms of earning in NIS after certain adjustments for changes in the Israeli consumer price index. The Inflationary Adjustments Law is highly complex.

CAPITAL GAINS TAX APPLICABLE TO SHAREHOLDERS

      Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise.

      Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of an "industrial company," as defined by the Law for the Encouragement of Industry (Taxation), 5729-1969, that are traded on specified non-Israeli markets, including The Nasdaq National Market. We believe that beginning with the 2002 tax year we may no longer have been classified as an "industrial company." Another exemption may be available, however, because our shares became dual listed on the Tel-Aviv Stock Exchange in 2002. Shareholders are advised to consult their tax advisors regarding the availability of the exemption.

      On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. The tax basis of shares acquired prior to January 1, 2003 will be determined as the higher between the original price paid for the share and the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance, provided such shareholders did not acquire their shares prior to an initial public offering. The Israeli Minister of Finance has not yet issued a decree determining the list of such stock exchanges. In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

      The above rules regarding the taxation of capital gains do not apply to:
(1) dealers in securities; (2) in certain cases, shareholders who report in accordance with the Inflationary Adjustment Law; or (3) shareholders who acquired their shares prior to the company's initial public offering.

      In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "United States- Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a "Treaty United States Resident") generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company's voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the Company's voting power at any time during such preceding twelve-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

TAXATION OF NON-RESIDENT SHAREHOLDERS ON ORDINARY INCOME

      Non-residents of Israel are subject to Israeli income tax on ordinary income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. If the dividends are distributed out of approved enterprise earnings, the applicable tax rate would be 15%. Under the United States-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however, the tax rate is reduced to 12.5% for dividends not generated by an approved enterprise to a corporation which holds 10% or more of the company's voting power during a certain period preceding the distribution of the dividend. Dividends derived from an approved enterprise will still be subject to 15% tax withholding.

      Under a recent amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities of an Israeli company, subject to the provisions of any applicable double taxation treaty.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following summary sets forth the material U. S. federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares ("U.S. Shareholders"): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations, or other entities taxable as corporations for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) estates, the income of which is subject to U. S. federal income taxation regardless of its source; and (iv) trusts, if
(a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the U. S. Internal Revenue Code of 1986, as amended, or the Code, U. S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report, and all of which are subject to change. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets for U.S. federal income tax purposes and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, (c) U.S. Shareholders owning, directly or by attribution, 10% or more of the LanOptics' outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, or appreciated financial position, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-U. S. tax law.

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

CREDIT FOR ISRAELI TAXES WITHHELD

      Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will generally be eligible for credit against a U.S. Shareholder's U. S. federal income tax liability at such U.S. Shareholder's election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U. S. federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which such U.S. Shareholders elect to do so for all non-U.S. income taxes. Dividends with respect to the ordinary shares will generally be classified as foreign source "passive income" for the purpose of computing a U.S. Shareholder's foreign tax credit limitations for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate under the recently enacted amendments to the Code, see discussion above. The rules relating to foreign tax credits are complex, and each U.S. Shareholder should consult his or her tax advisor to determine whether he or she would be entitled to this credit.

SALE, EXCHANGE OR OTHER DISPOSITION OF THE ORDINARY SHARES

      The sale, exchange or other disposition of ordinary shares will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder's tax basis in the ordinary shares (determined in U.S. dollars). Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder's holding period of the ordinary shares exceeds one year at the time of the disposition. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Under the United States- Israel Tax Treaty and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

      In the case of a cash basis U.S. Shareholder who receives Israeli shekels in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the Israeli shekels received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Shareholder who receives payment in Israeli shekels and converts Israeli shekels into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

      An accrual basis U.S. shareholder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis U.S. Shareholder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Shareholder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Shareholder on the sale or disposition of such ordinary shares.

RECENT TAX LEGISLATION

      The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act"), enacted on May 28, 2003, generally reduces the maximum rate of tax imposed on certain dividends received by U.S. Shareholders that are individuals to 15 percent (5 percent for individuals in the lower tax brackets and 0 percent for such individuals in 2008) (the "Reduced Rate"). The Reduced Rate applies to dividends received after December 31, 2002 and before January 1, 2009, provided that certain holding period requirements are met. In order for dividends paid by a foreign corporation to be eligible for the Reduced Rate, the foreign corporation must be a "qualified foreign corporation" within the meaning of the Act and cannot be a passive foreign investment company or a foreign personal holding company. We believe that we will be considered a "qualified foreign corporation" within the meaning of the Act because our ordinary shares are listed on The Nasdaq Small Cap Market. Thus, any distributions we make that are treated as taxable dividends should qualify for the Reduced Rate. There can be no assurance, however, that we will continue to be considered a "qualified foreign corporation" and that we will not become a passive foreign investment company or foreign personal holding company in the future.

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

      Although not free from doubt, based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurance that we will not in fact be considered to be a PFIC for our current taxable year or any other subsequent year because (i) the determination of whether or not we are a PFIC will be based on the composition of our income and assets and can be definitively made only after the end of each taxable year,
(ii) the value of our stock has been volatile historically, (iii) we own substantial amount of assets such as cash and marketable securities which are considered as passive asset for purposes of the PFIC rules and (iv) the legal and financial analysis to determine whether a company is a PFIC is not entirely clear. In particular, there is no authority describing the permissible methods to determine the average value of the assets of a corporation in a particular taxable year. Therefore, there is no assurance that our belief regarding PFIC status will not be challenged by the U.S. Internal Revenue Service, or theIRS, or that a court will not sustain such challenge.

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

      U.S. Shareholders may avoid taxation under the rules described above by making (i) a "qualified electing fund" election for the first taxable year in which we are a PFIC to include such U.S. Shareholder's share of our ordinary earnings and net capital gain on a current basis or (ii) a "deemed sale" election in a subsequent year, along with a qualified electing fund election, if we are still classified as a PFIC. A qualified electing fund election remains in effect until revoked by the IRS. You will not be to make a qualified electing fund election unless we comply with certain applicable information reporting requirements.

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

DOCUMENTS ON DISPLAY

      We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. We, as a "foreign private issuer," are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of the ordinary shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we will file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters. In accordance with Rules of Corporate Governance of The Nasdaq Stock Market, Inc., we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual general meeting of shareholders. We post our Annual Report on Form 20-F on our Website (www.lanoptics.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission

      You may read and copy any document we file with the SEC at its public reference facilities at, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional office at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

GENERAL

      The currency of our primary economic environment is the dollar. However, we have balances and activities in other currencies, mainly NIS. We are therefore exposed to market risks arising from changes in currency exchange rates. We are also exposed to market risks arising from changes in interest rates.

EXCHANGE RATE RISK MANAGEMENT

      Our functional currency and that of EZchip is the dollar. Accordingly, we attempt to protect ourselves against exposure arising from the difference between assets and liabilities in NIS and the dollar, or "Balance Sheet Exposure". We strive to limit our exposure through "natural" hedging, i.e., attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible. However, this method of "natural" hedging is not always achievable.

Interest RATE Risk Management

      Due to the existence of assets with different interest rates and maturity dates, we are exposed to changes in interest rates. Currently Our portfolio is composed mainly of (i) fixed income assets, including U.S. Government and Corporate Obligations, rated A-AAA and bearing annual interest rates in the range of 1.5% - 2.7%, with maturities in the range of 3 to 18 months; and (ii) short term managed liquidity funds bearing annual interest rates in the range of 0.8% - 1.2%.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

       Not applicable.

                                    PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

       Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

       Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

      During the year 2003, we carried out an evaluation, under the supervision our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our company's disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our company's periodic SEC filings.

      There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date we carried out the evaluation.

      It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

      Our Board of Directors has determined that Karen Sarid meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B.    CODE OF ETHICS

      We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES

FEES PAID TO INDEPENDENT PUBLIC ACCOUNTANTS

      The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.



                                          Year Ended December 31,
                                ---------------------------------------------
                                       2002                    2003
                                ---------------------   ---------------------
        Services Rendered         Fees    Percentages    Fees     Percentages
   --------------------------   -------   -----------   -------   -----------
   Audit (1) ................  $ 35,000            26%   $35,000          58%
   Audit-related (2) ........  $ 99,000            72%   $20,000          33%
   Tax (3) ..................  $  3,000             2%   $ 5,000           9%
   Total ....................  $137,000           100%   $60,000         100%



      ________________________

      (1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

      (2) Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

      (3) Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

PRE-APPROVAL POLICIES AND PROCEDURES

      Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost, Forer, Gabbay & Kasierer. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

       Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

ISSUER PURCHASE OF EQUITY SECURITIES

       There were no shares purchased by us or on our behalf or by any affiliated purchaser during 2003.

                                    PART III

ITEM 17.    FINANCIAL STATEMENTS.

       Not applicable.

ITEM 18.    FINANCIAL STATEMENTS.

       See pages F-1 - F-42 incorporated herein.

ITEM 19.    EXHIBITS.

  EXHIBIT NUMBER     DESCRIPTION
       1.1           Articles of Association of LanOptics Ltd., incorporated by reference to Exhibit 3.2 to
                     Amendment No. 1 to the Registration Statement of LanOptics Ltd. on Form F-1 (Registration No.
                     33-52676).
       10.1          Custom Sales Agreement No. 000590 between E.Z. Chip Technologies Ltd. and International
                     Business Machines Corporation, incorporated by reference to Exhibit 10.1 to our Form 20-F for the fiscal year ended December 31, 2000.
       23.1          Consent of Kost Forer Gabbay & Kasierer.
       31.1          Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the
                     Securities Exchange Act, as amended.
       31.2          Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the
                     Securities Exchange Act, as amended
       32.1          Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to
                     Section 906 of the Sarbanes-Oxley Act of 2002
       32.2          Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to
                     Section 906 of the Sarbanes-Oxley Act of 2002.

                       LANOPTICS LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                                 IN U.S. DOLLARS




                                      INDEX


                                                       Page
                                                       ----
 REPORT OF INDEPENDENT AUDITORS                         F-2

 CONSOLIDATED BALANCE SHEETS                         F-3 - F-4

 CONSOLIDATED STATEMENTS OF OPERATIONS                  F-5

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY          F-6

 CONSOLIDATED STATEMENTS OF CASH FLOWS               F-7 - F-8

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          F-9 - F-42


                                   ----------

ERNST & Young          Kost Forer Gabbay & Kasierer      Phone: 972-3-6232525
                       3 Aminadav St.                    Fax: 972-3-5622555
                       Tel-Aviv 67067, Israel

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                                 LANOPTICS LTD.

         We have audited the accompanying consolidated balance sheets of LanOptics Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel which differ in certain respects from those followed in the United States (see Note 18 to the consolidated financial statements).

 Tel-Aviv, Israel                                KOST FORER GABBAY & KASIERER
 February 17, 2004                             A Member of Ernst & Young Global
 (except Note 17, which is dated March 8, 2004)

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
 U.S. DOLLARS IN THOUSANDS

                                                                  December 31,
                                                               -----------------
                                                                2003      2002
                                                               -------   -------
      ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                   $14,148   $ 4,036
   Marketable securities                                         5,414     6,644
   Trade receivables                                               438       362
   Other accounts receivable and prepaid expenses (Note 3)         353       532
   Inventories (Note 4)                                            404       377
                                                               -------   -------
TOTAL current assets                                            20,757    11,951
                                                               -------   -------
LONG-TERM INVESTMENTS:
   Prepaid development and production costs (Note 5)               620       777
   Severance pay fund                                            1,249       939
                                                               -------   -------
TOTAL long-term investments                                      1,869     1,716
                                                               -------   -------
PROPERTY AND EQUIPMENT, NET (NOTE 6)                               620     1,021
                                                               -------   -------
OTHER ASSETS (NOTE 1D, 7):
   Technology, net                                               1,034     1,318
   Goodwill, net                                                 1,409     1,574
                                                               -------   -------
                                                                 2,443     2,892
                                                               -------   -------
TOTAL assets                                                   $25,689   $17,580
                                                               =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
 U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                              December 31,
                                                          ---------   ---------
                                                             2003        2002
                                                          ---------   ---------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                         $     202   $     506
   Other accounts payable and accrued expenses (Note 8)       2,462       2,296
                                                          ---------   ---------

TOTAL current liabilities                                     2,664       2,802
                                                          ---------   ---------
LONG-TERM LIABILITIES:
   Accrued severance pay                                      1,536       1,196
   Long-term loan (Note 9)                                    1,383           -
                                                          ---------   ---------
                                                              2,919       1,196
                                                          ---------   ---------
PREFERRED SHARES IN A SUBSIDIARY                                  -       5,567
                                                          ---------   ---------
REDEEMABLE PREFERRED SHARES IN A SUBSIDIARY (NOTE 1D)         9,146           -
                                                          ---------   ---------
WARRANTS ISSUED BY A SUBSIDIARY                                 176           -
                                                          ---------   ---------
LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS               103         214
                                                          ---------   ---------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 10)

SHAREHOLDERS' EQUITY:
   Share capital (Note 11):
     Ordinary shares of NIS 0.02 par value -
     Authorized: 10,000,000 shares at December 31, 2003
     and 2002; Issued and outstanding: 9,250,535
     and 8,465,535 shares at December 31, 2003 and 2002,
     respectively                                                64          60
   Additional paid-in capital                                39,516      33,743
   Accumulated deficit                                      (28,899)    (26,002)
                                                          ---------   ---------
TOTAL shareholders' equity                                   10,681       7,801
                                                          ---------   ---------
TOTAL liabilities and shareholders' equity                $  25,689   $  17,580
                                                          =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

    February 17, 2004
--------------------------  ------------------------- -----------------------
  Date of approval of the          Dror Israel             Meir D. Burstin
   financial statements        Chief Financial Officer     Chairman of the
                                                          Board of Directors

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                   Year ended december 31,
                                                                         --------------------------------------------
                                                                             2003            2002            2001
                                                                         ------------    ------------    ------------
Revenues (Note 13)                                                       $      1,756    $        465    $          -
Costs of revenues                                                                 625             164               -
Amortization of developed technology                                              284             107               -
                                                                         ------------    ------------    ------------
Gross profit                                                                      847             194               -
                                                                         ------------    ------------    ------------
Operating expenses:
   Research and development                                                     7,349           8,153           7,434
   In-process research and development write-off                                    -           4,655               -
   Selling and marketing, net                                                   2,191           1,913           1,327
   General and administrative                                                   1,469           1,288           1,005
   Amortization of goodwill                                                       165              60               -
                                                                         ------------    ------------    ------------
                                                                               11,174          16,069           9,766
                                                                         ------------    ------------    ------------
Operating loss                                                                (10,327)        (15,875)         (9,766)
Financial income (expenses), net (Note 14a)                                      (420)            659           1,427
Other income (expenses), net (Note 14b)                                            (3)              -             814
                                                                         ------------    ------------    ------------
Loss from continuing operations, before minority interest                     (10,750)        (15,216)         (7,525)
Minority interest in losses of a subsidiary                                     7,853           8,488           7,082
                                                                         ------------    ------------    ------------
Loss from continuing operations                                                (2,897)         (6,728)           (443)
                                                                         ------------    ------------    ------------
Discontinued operations:
   Income from discontinued operations of a segment of a business                   -              51             793
                                                                         ------------    ------------    ------------
Net income (loss)                                                        $     (2,897)   $     (6,677)   $        350
                                                                         ============    ============    ============
Net loss per share from continuing operations                            $      (0.33)   $      (0.87)   $      (0.06)
                                                                         ============    ============    ============

Net earnings per share from discontinued operations                      $          -    $       0.01    $       0.11
                                                                         ============    ============    ============

Net earnings (loss) per share                                            $      (0.33)   $      (0.86)   $       0.05
                                                                         ============    ============    ============
Weighted average number of Ordinary shares used in computing
   net earnings(loss) per share                                             8,702,109       7,782,593       7,350,027
                                                                         ============    ============    ============

 The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
 U.S. DOLLARS IN THOUSANDS


                                      Number of shares
                                    ----------------------                 Additional                    Total
                                    Ordinary    Deferred        Share        paid-in   Accumulated   shareholders'
                                     shares       shares       capital      capital      deficit        equity
                                    ---------  -----------   -----------  -----------  -----------   -------------
Balance as of January 1, 2001       7,284,652        1,000   $        56  $    24,777  $   (19,675)  $       5,158
Net income                                  -            -             -            -          350             350
Exercise of options                     6,125            -   (*        -           15            -              15
                                    ---------  -----------   -----------  -----------  -----------   -------------
Balance as of December 31,
   2001                             7,290,777        1,000            56       24,792      (19,325)          5,523

Net loss                                    -            -             -            -       (6,677)         (6,677)
Issuance of shares, net             1,153,508            -             4        8,898            -           8,902
Exercise of options                    21,250            -   (*        -           53            -              53
Retirement of deferred shares               -       (1,000)            -            -            -               -
                                    ---------  -----------   -----------  -----------  -----------   -------------
Balance as of December 31,
   2002                             8,465,535            -            60       33,743      (26,002)          7,801

Net loss                                    -            -             -            -       (2,897)         (2,897)
Issuance of shares, net               750,000            -             4        5,637            -           5,641
Exercise of options                    35,000            -   (*        -           93            -              93
Compensation related to
   options granted to
   employees                                -            -             -           43            -              43
                                    ---------  -----------   -----------  -----------  -----------   -------------
Balance as of
       December 31, 2003            9,250,535            -   $        64  $   39,516   $   (28,899)  $      10,681
                                    =========  ===========   ===========  ===========  ===========   =============

 *) Represents an amount lower than $ 1.

 The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
 U.S. DOLLARS IN THOUSANDS

                                                                                        Year ended december 31,
                                                                                   -----------------------------------
                                                                                     2003         2002         2001
                                                                                   ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                                  $  (2,897)   $  (6,677)   $     350
Adjustments to reconcile net income (loss) to net cash used in operating activities:
   Income from discontinued operations                                                     -          (51)        (793)
   Depreciation and amortization                                                       1,102          862          468
   Amortization of prepaid production and development costs                              157          548          542
   Write-off of in-process research and development                                        -        4,655            -
   Gain on sale of marketable securities and short-term bank deposits                   (125)        (587)      (1,308)
   Minority interest in losses of a subsidiary                                        (7,853)      (8,488)      (7,082)
   Accrued interest on Redeemable Preferred shares in a subsidiary                       504            -            -
   Loss (gain) on sale of property and equipment                                           3            -           (5)
   Accrued severance pay, net                                                             30          (47)         129
   Amortization of discount on long-term loan                                             59            -            -
   Stock-based compensation related to options granted to employees                       43            -            -
   Increase in trade receivables                                                         (76)        (362)           -
   Decrease (increase) in other accounts receivable and prepaid expenses                 183         (236)        (178)
   Increase in inventory                                                                 (27)        (377)           -
   Increase (decrease) in trade payables                                                (304)         184         (116)
   Increase in other accounts payable and accrued expenses                               166          876          296
                                                                                   ---------    ---------    ---------

Net cash used in continuing operating activities                                      (9,035)      (9,700)      (7,697)
Net cash used in discontinued operations                                                (111)        (243)      (1,846)
                                                                                   ---------    ---------    ---------
Total net cash used in operating activities                                           (9,146)      (9,943)      (9,543)
                                                                                   ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in marketable securities                                                   (6,493)      (3,142)     (12,523)
Proceeds from short-term bank deposits                                                     -            -       10,997
Proceeds from sale of marketable securities                                            7,844       14,758       10,248
Purchase of property and equipment                                                      (265)        (435)      (1,105)
Proceeds from sale of property and equipment                                              10            -           70
                                                                                   ---------    ---------    ---------
Net cash provided by investing activities                                              1,096       11,181        7,687
                                                                                   ---------    ---------    ---------

 The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
 U.S. DOLLARS IN THOUSANDS

                                                                        Year ended december 31,
                                                                   -------------------------------
                                                                     2003       2002        2001
                                                                   --------   --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net                                               5,641          -           -
Issuance of Redeemable Preferred shares in a subsidiary, net         10,928          -           -
Proceeds from exercise of options                                        93         53          15
Issuance expenses                                                         -        (53)          -
Long-term loan                                                        1,324          -           -
Issuance of warrants by a subsidiary                                    176          -           -
                                                                   --------   --------    --------

Net cash provided by financing activities                            18,162          -          15
                                                                   --------   --------    --------
Increase (decrease) in cash and cash equivalents                     10,112      1,238      (1,841)
Cash and cash equivalents at the beginning of the year                4,036      2,798       4,639
                                                                   --------   --------    --------
Cash and cash equivalents at the end of the year                   $ 14,148   $  4,036    $  2,798
                                                                   ========   ========    ========
NON-CASH ACTIVITIES:

Investment in a subsidiary against issuance of shares:
   Other assets                                                    $      -   $ (3,060)   $      -
   Preferred shares in a subsidiary                                       -     (1,240)          -
   In-process research and development                                    -     (4,655)          -
                                                                   --------   --------    --------
Issuance of shares                                                 $      -   $ (8,955    $      -
                                                                   ========   ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 U.S. DOLLARS IN THOUSANDS


NOTE 1:-  GENERAL

          a. LanOptics Ltd. ("the Company") was incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, the Company's principal business was the development, manufacturing and marketing of LANs and WANs networking equipment. In addition LanOptics operated in the business of Internet applications, through two independent business units, the NetGuard subsidiary, which operations have been ceased in early 2001 and the NetXchange subsidiary which operations ceased in 1998. LanOptics is now operating in the segment of network processors, through its independent business unit, EZchip Technologies Ltd., (" EZchip"), which is engaged in the development of high performance network processors.

               EZchip was established in December 1999 as a wholly-owned subsidiary of the Company, following LanOptics decision to cease the research and development of new switching products for LANs and instead focus on its internal ASIC design team (which developed ASICs for LanOptics products). This team began working on the development of network processors and was incorporated as the EZchip subsidiary in December 1999. During 2001, EZChip established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip's products.

               The Company's Ordinary shares are traded on the Nasdaq Small-Cap Market under the symbol "LNOP" and on the Tel-Aviv Stock Exchange. Prior to April 14, 2003, the Company's Ordinary shares were traded on the Nasdaq National Market.

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 U.S. DOLLARS IN THOUSANDS

NOTE 1:-  GENERAL (CONT.)

               As a result of the NetGuard's closure as mentioned above, the results of operations of NetGuard was reported separately as discontinued operations in the statements of operations for the year ended December 31, 2001, and is summarized as follows:

                                                                    Year ended
                                                                   december 31,
                                                                      2001
                                                                 --------------

               Revenues                                                 $ 1,092
               Cost of revenues                                            (260)
               Research and development expenses                           (126)
               Selling, general and administrative expenses                (504)
               Financial income                                              19
                                                                 ==============

               Net income                                               $   221
                                                                 ==============

          c. On December 31, 2002, following two quarters of minimal operations related to the networking solutions products ("legacy products), and based on management expectations for minimal future operations related to these products, management decided to account for its legacy operations as a discontinuation of a business in accordance with Accounting Standard No. 8 of the Israel Accounting Standards Board, "Discontinuing Operations" in the financial statements as of December 31, 2002. Accordingly, the results of operations of the legacy operations for the two years ended December 31, 2002, have been reported separately as discontinued operations in the statements of operations. In addition, the liabilities attributed to the discontinued operations have been reported separately in the balance sheets as of December 31, 2001 and 2002.

               The results of operations of legacy operations are summarized as follows:

                                                                  Year ended
                                                                 december 31,
                                                             ------------------
                                                               2002      2001
                                                             --------  --------
               Revenues                                      $     61  $  1,449
               Cost of revenues                                    (5)   (1,049)
               Selling, general and administrative expenses        (5)     (197)
               Other income, net                                    -       346
               Minority interest in losses of a subsidiary          -        23
                                                             --------  --------
               Net income                                    $     51  $    572
                                                             ========  ========

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-  GENERAL (CONT.)

          d. On August 19, 2002, the Company acquired 2,777,778 Preferred A shares and 737,462 Preferred B shares of EZchip, in consideration of the issuance of 1,153,508 Ordinary shares of the Company. The total fair value of the Ordinary shares issued for the acquisition is $ 8,955, (determined, based on the average price of LanOptics' Ordinary shares two day before and after the announcement date of the transaction). The transaction was accounted for according to the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

               The preliminary purchase price allocation is as follows:

               EZchip Preferred A and B shares acquired          $ 1,440
               Intangible assets acquired:
                  In-process research and development              4,655
                  Technology (1)                                   1,425
                  Goodwill (2)                                     1,634
               Liabilities assumed                                  (199)
                                                                 -------
               Total consideration                               $ 8,955
                                                                 =======

               (1) The technology is amortized using the straight-line method over the useful life of the technology, which is five years.
               (2) The goodwill is amortized over a period of 10 years, using the straight-line method.

               During March 2003, EZchip issued to Lanoptics and to third parties 16,542,267 Series C Preferred shares, in consideration of $ 13,500. The net amount of $ 10,928, which was invested by third parties, was recorded as Redeemable Preferred shares in a subsidiary.

               As of December 31, 2003, the Company holds 51% of EZchip shares and 57% of the voting rights.

               In May 2003, Lanoptics signed an agreement with all major EZchip shareholders upon which Lanoptics grants the shareholders the option to exchange their shares in EZchip for Ordinary shares of Lanoptics. The exchange is subject to the fulfillment of certain conditions.

          e. EZchip currently depends mainly on a single manufacturer (IBM) for production of EZchip's products. If this manufacturer should be unable or unwilling to continue to manufacture EZchip's products in required volumes or on a timely basis, any resulting manufacturing delays could result in the loss of sales, which could adversely affect operating results.

          f.   As for percentage of ownership and control in subsidiaries, see
               Note 16.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

          The Company's consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Israel ("Israeli GAAP"). Israeli GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") differ in certain respects as applicable to the consolidated financial statements of the Company (see Note 18).

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

          b.   Financial statements in U.S. dollars:

               The transactions of the Company and EZchip are recorded in new Israeli shekels ("NIS") and U.S dollars, however, since the majority of their sales are made in U.S. dollars ("dollars") and the Company's shares are traded on a foreign stock exchange, the Company and its subsidiaries have elected to adjust their financial statements according to the changes in the exchange rate of the U.S. dollar, in conformity with Section 29b to Statement of Opinion 36 of the Institute of Certified Public Accountants in Israel.

               Accordingly, transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are recorded at the exchange rate at the date of the transaction. The effects of foreign currency remeasurement are included in the statement of operations as financial income or expenses, as appropriate.

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

          d.   Cash equivalents:

               Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

          e.   Marketable securities:

               The Company accounts for investments in marketable debt securities in accordance with Statement Of Opinion No. 44, of the Institute of Certified Public Accountants In Israel. The Company's marketable securities consist of debt securities and are presented at fair value. The change in the fair value of marketable securities is included in financial income (expense), net.

          f.   Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items or technological obsolescence.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               Cost is determined as follows:

               Raw materials - using the average method.

               Work in progress and finished products - on the basis of calculated manufacturing costs.

          g.   Property and equipment:

               Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

                                                                   %
                                                      --------------------------
               Office furniture and equipment                      6
               Computers, software and electronic                 33
                  equipment
               Motor vehicles                                     15
               Leasehold improvements                 Over the term of the lease

               The Company and its subsidiaries assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the fair value of such assets.

               During 2003, 2002 and 2001, the Company recorded impairment losses in the amount of $ 0, $ 0 and $ 210, respectively. The impairment in 2001 is related to the Company's plan to focus on the network processor market and was recorded in the statements of operations as discontinuing operations loss.

          h.   Other assets:

               The technology and the goodwill are amortized on a straight-line basis over their useful life, five years and 10 years, respectively.

          i.   Preferred shares in a subsidiary:

               The investment by a third party in the Preferred shares in a subsidiary is presented as a quasi equity item. Losses are attributed among the different classes of the subsidiary's shares according to the ownership level, which is determined by the liquidation preference.

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          k.   Research and development costs:

               Research and development costs are charged to expenses as incurred.

          l.   Severance pay:

               The liability of the Company and its subsidiaries for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and is presented on an undiscounted basis. Employees are entitled to one month's salary for each year of employment or a portion thereof. The liability for all of the employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance expenses (income) for the years ended December 31, 2003, 2002 and 2001 were $ 18, $ (25) and $ 107, respectively.

          m.   Deferred income taxes:

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               The dilutive effect of options is included in the calculation of basic net earnings (loss) per share only if their being exercised is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise or conversion of the options, and the discounted present value of the future proceeds derived from the exercise of such options.

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

               In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of SFAS No. 123" ("SFAS No. 148"). SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. As at the balance sheet date, the Company continues to apply APB No. 25.

               Under SFAS No. 123, "Accounting for Stock-Based Compensation", pro forma information regarding net income (loss) and net earnings (loss) per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: risk-free interest rates of 3.00% and 4.4% for 2001 and 2003, respectively. dividend yields of 0% for each year, expected life for an option of four years and excepted volatility of 1.287 and
               0.836 for 2001 and 2003. No options were granted during 2002.

               The fair value for the subsidiary's options was estimated at the date of grant using the Black-Scholes valuation model, with the following assumptions for 2001, 2002 and 2003: risk free interest rates of 3%, 4% and 2.98%, divided yields of 0%, expected life for an options of four years and excepted volatility of 0.5.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               For purposes of pro-forma disclosure the estimated fair value of the options is amortized to expenses over the options' vesting period.

               Pro forma information under SFAS 123:

                                                                                      Year ended december 31,
                                                                         -----------------------------------------------
                                                                              2003             2002             2001
                                                                         -------------    ------------    -------------
               Loss from continuing operations as reported according
                  to U.S. GAAP (see Note 18b1)                           $     (10,076)   $    (15,177)   $      (8,363)
                                                                         =============    ============    =============

               Income from discontinued operations as reported           $           -    $         51    $         793
                                                                         =============    ============    =============

               Net loss as reported                                      $     (10,076)   $    (15,126)   $      (7,570)
                                                                         =============    ============    =============

               Add: stock-based employee compensation expense
                  determined under fair value based method               $        (387)   $       (204)   $        (174)
                                                                         =============    ============    =============

               Deduct: stock-based employee compensation expense
                  included in reported net loss                          $          43    $          -    $           -
                                                                         =============    ============    =============

               Pro forma loss from continuing operations                 $     (10,420)   $    (15,330)   $      (7,744)
                                                                         =============    ============    =============

               Pro forma income from discontinued operations             $           -    $         51    $         793
                                                                         =============    ============    =============

               Pro forma net loss                                        $     (10,420)   $    (15,279)   $      (6,951)
                                                                         =============    ============    =============

               Pro forma net loss per share from continuing operations   $        (1.2)   $      (1.97)   $       (1.05)
                                                                         =============    ============    =============

               Pro forma net earnings per share from discontinued
                  operations                                             $           -    $       0.01    $        0.11
                                                                         =============    ============    =============
               Pro forma net loss per share                              $        (1.2)   $      (1.96)   $       (0.94)
                                                                         =============    ============    =============

          p.   Warranty costs:

               The Company provided a three-year warranty for its discontinued LanOptics hardware products - the warranty for the last products that were sold will end in December 2004. The warranty was provided at no extra charge. A provision was recorded for estimated warranty costs based on the Company's experience. EZChip has a 90 days limited warranty obligation for its products.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          q.   Revenue recognition:

               Revenues from sales of chips for customers that have completed their product design phase are recognized upon shipment.

               Revenues from sales of sample chips, evaluation systems and software tools are recognized over the customers design period - usually 12 months, which is the average time required for EZchip customer's to develop networking products, based on EZchip technology. In addition, in some cases revenues generated for the first time are deferred until a payment is accepted.

               Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104"), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Generally, the Company does not have any significant obligations after delivery. The Company does not grant a right of return to its customers.

               Revenues from maintenance are recognized ratably over the service period. Deferred revenue includes unearned amounts received under maintenance.

          r.   Non-royalty bearing grants:

               The Company's subsidiary received non-royalty-bearing grants from the Fund for the Encouragement of Marketing Activity in the amount of $ 0, $ 75 and $ 25 during 2003, 2002 and 2001, respectively. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a reduction in sales and marketing expenses.

          s.   Advertising expenses:

               Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $ 169, $ 121 and $ 48, respectively.

          t.   Concentrations of credit risk:

               Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)


               The trade receivables of the Company are derived from sales to customers located in the North America, Far East and Israel. The Company performs ongoing credit evaluations of its customers, and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

               The Company's marketable securities include investments in U.S. corporations and government debts securities. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

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

               The fair value of marketable securities is based on quoted market prices. If the market value is permanently lower than the amortized cost then the marketable securities are amortized to their market value. As for the fair value of the marketable securities see Note 18a6.

          v.   Effects of new accounting standards on the financial statements:

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

               Accounting Standard No. 13 and No. 17 prescribe principles with respect to the accounting for the effect of the changes in the exchange rates of foreign currency. These Standards replaces clarification No. 8 and clarification No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are void with the discontinuation of the adjustment of financial statements. The Standards deal with the translation of transactions in foreign currency and the translation of financial statements of foreign operations in order to integrate them into the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those implemented to date. Accounting Standard No. 13 will apply to financial statements for periods commencing after December 31, 2003.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

               The effect of the adoption of Accounting Standard No. 13 is depends on the changes in the exchange rates.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                            December 31,
                                         -----------------
                                           2003     2002
                                         -------   -------

          Government authorities         $    46   $   209
          Employees                           46        71
          Prepaid expenses                   232       198
          Unbilled receivables                25        25
          Others                               4        29
                                         -------   -------

                                         $   353   $   532
                                         =======   =======

NOTE 4:-  INVENTORIES

          Raw materials                  $   159   $    94
          Work in progress                    24         3
          Finished products                  221       280
                                         -------   -------

                                         $   404   $   377
                                         =======   =======

NOTE 5:-  PREPAID DEVELOPMENT AND PRODUCTION COSTS

          During 2000, the Company recorded prepaid development and production costs in the amount of $ 2,134 pursuant to an agreement signed between EZChip and IBM. According to the agreement, EZChip issued to IBM fully vested non-forfeitable Ordinary shares and is also obligated to future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, which consists of the following: Development - Access to unique semiconductor communications cores and technologies, such as Cu-11, Production - IBM will develop specialized high-performance embedded DRAM cores, which meet the rigorous requirements of EZChip's 10-Gigabit wire-speed processing. The fair value of these services was measured in accordance with EITF 96-18 "Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services" ("EITF 96-18") and recorded as an asset in accordance with EITF 00-18 " Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees" ("EITF 00-18").

          The Ordinary shares that were issued were valued in accordance with EZChip's fair value at the date of this agreement based on a valuation performed by the Company's CFO. In addition, the Company performed a valuation of the development services, based on estimations performed by the Company's CEO of the scope of the anticipated efforts involved, using his best judgment and experience, as well as his acquaintance with the market price for similar developments. As support for the CEO's estimation, the Company also reviewed negotiations for comparable transactions, which indicated similar prices for IBM's development services. The remainder of the value of the shares issued to IBM was allocated to production services. Accordingly, prepaid costs totaling $ 2,134, were allocated between prepaid development services of $ 1,500, and prepaid production services of $ 634.

          Development costs are amortized upon achievement of milestones determined in the agreement.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:-  PREPAID DEVELOPMENT AND PRODUCTION COSTS (CONT.)

          Production costs are included in cost of sales based on quantities produced. The production costs are amortized according to the ratio of units produced and the estimated units to be manufactured.

          For the year ended December 31, 2003, 2002 and 2001, amortization expenses related to the development costs amounted to $ 143, $ 542 and $ 542, respectively and the amortization expenses related to the production cost amounted to $ 14, $ 6 and $ 0, respectively.

          At each balance sheet date, the unamortized capitalized development and production costs are compared to the net realizable value of the prepaid development and production costs. The amount by which the unamortized capitalized costs exceed the net realizable value of that asset is written-off. The net realizable value is the estimated future gross income from that product reduced by the estimated future costs of completing and selling that product. As of December 31, 2003, no write off was deemed necessary.


NOTE 6:-  PROPERTY AND EQUIPMENT
                                                                  December 31,
                                                               ----------------
                                                                 2003     2002
                                                               -------  -------
          Cost:
             Office furniture and equipment                    $     5  $     7
             Computers, software and electronic equipment        2,985    2,724
             Motor vehicles                                         62       82
             Leasehold improvements                                 47       42
                                                               -------  -------
                                                                 3,099    2,855
                                                               -------  -------
          Accumulated depreciation                               2,479    1,834
                                                               -------  -------
          Depreciated cost                                     $   620  $ 1,021
                                                               =======  =======

          Depreciation expenses for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $ 653, $ 695 and $ 468, respectively.


NOTE 7:-  OTHER ASSETS
                                        December 31,
                                      ----------------
                                        2003     2002
                                      -------  -------
          Cost:
          Technology                  $ 1,425  $ 1,425
          Goodwill                      1,634    1,634
                                      -------  -------

                                        3,059    3,059
          Accumulated depreciation        616      167
                                      -------  -------
          Amortized cost              $ 2,443  $ 2,892
                                      =======  =======

          Depreciation expenses for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $ 449, $ 167 and $ 0, respectively.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:-  OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                            December 31,
                                          ----------------
                                            2003     2002
                                          -------  -------
          Employees and payroll accruals  $ 1,199  $ 1,060
          Accrued expenses                    843      766
          Deferred revenues                   420      468
          Others                                -        2
                                          -------  -------
                                          $ 2,462  $ 2,296
                                          =======  =======

 NOTE 9:- LONG-TERM LOAN

          In April 2003, EZchip signed a loan agreement with a third party for providing EZchip with a $ 1,500 revolving credit facility. The credit facility may be increased by an additional $ 1,500 upon Ezchip's achievement of certain milestones.

          The loan bears annual interest of LIBOR + 4.5% per annum. The loan shall be repaid at the earlier of (1) March 14, 2005; (2) the consummation of an investment of at least $ 15,000, or (3) an Initial Public Offering ("IPO").

          EZchip granted to the third party a first priority floating charge on all of its tangible and intangible assets, to reserve the loan.

          In addition, EZchip granted the third party a warrant to purchase 551,409 Preferred C shares at an exercise price of $ 0.8161 per share. The warrant is exercisable until the earlier of March 2011 or an IPO.

          The warrant was accounted for according to APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". Under APB 14, the fair value of the warrants was calculated using the Black-Scholes valuation model with the following assumptions: a risk-free interest rate of 1.38%, a dividend yield of 0%, a volatility of 0.5 and a weighted average expected life of eight years. The fair value of the warrants was presented for as "warrants issuance by a subsidiary", and accordingly as a discount on the loan. The discount is recorded as financial expenses over a period of two years, based on the assumption that the loan will be repaid in March 2005.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Royalty commitments:

               Under the research and development agreements of the Company and its subsidiaries with the Office of the Chief Scientist of the Ministry of Industry and Trade, the Company and its subsidiaries received grants for the funding of research and development projects.

               The Company is committed to pay royalties at the rate of 3%-4.5% to the Chief Scientist with respect to products in which the Chief Scientist participates in their research and development costs, up to an amount equal to 100%-150% of the grants received. Repayment of such grants is not required in the event that there are no sales of products developed through such grants. As of December 31, 2003, the Company has a contingent obligation to pay royalties with respect to the aforementioned grants in the amount of $ 7,802 (excluding accrued interest), which is related to discontinued operations. Therefore, the Company does not anticipate that it will pay additional royalties in respect of these grants.

               Royalties paid or accrued during 2003, 2002 and 2001, were $ 0, $ 0 and $ 63, respectively, and recorded as part of the cost of revenues.

          b.   Lease commitments:

               (1) The Company and its subsidiaries lease their facilities under operating lease agreements, which will expire in 2007. The minimum lease payments under non-cancelable operating leases are as follows:

                                          Year ended
                                         december 31,
                                       -----------------

                     2004               $            339
                     2005                            339
                     2006                            339
                     2007                             28
                                       -----------------
                                        $          1,045
                                       =================

                    In case the Company will decide to terminate the operating lease agreement earlier, the Company will pay compensation in an amount of $ 20 to $ 60.

                    The Company's subsidiary leases two offices in the U.S. under lease agreement which renews every six months for a monthly payment of $ 5.

                    Rent expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $ 370, $ 410 and $ 383, respectively.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

               (2) The Company and its subsidiary lease motor vehicles under operating lease agreements, which will expire in 2006. The minimum lease payments under non-cancelable operating leases are as follows:

                                           Year ended
                                          december 31,
                                       ------------------
                    2004               $              198
                    2005                               85
                    2006                               35
                                       ------------------
                                       $              318
                                       ==================

                    Rent expenses for the years ended December 31, 2003, 2002 and 2001, amounted to $ 443, $ 549 and $ 414, respectively.


NOTE 11:- SHAREHOLDERS' EQUITY

          a.   1.   Company's shares:

                    Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

                    In December 2003, the Company issued 750,000 Ordinary shares for a total consideration of $ 6,000. In addition, the Company granted the investor warrants to purchase up to 187,500 Ordinary shares at an exercise price of $ 11.39 per Ordinary share. The warrants are exercisable until December 2008.

                    The warrants may not be exercised if the investors together with its affiliates, would own a number of Ordinary shares that would exceed 9.99% of the Company's outstanding Ordinary shares following such exercise. As of December 31, 2003, the shareholder is holding 8.1% of the Company's outstanding Ordinary shares.

                    In 2002, as part of the listing on the TASE, the Company retired all of its Deferred shares (1,000) at their nominal value that is lower than $ 1.

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

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

               d)   Dividend preference:

                    Each holder of Preferred shares shall be entitled to receive, when and if declared, non-cumulative dividends at the rate of 6% per annum from the original purchase date, prior and in preference to any declaration or payment of any dividend to the holders of Ordinary shares.

                    The dividend preference shall be allocated on a pro-rata basis between the holders of Series A Preferred shares and the holders of Series B Preferred shares, and the holders of Series C Preferred shares.

               e)   Anti-dilution:

                    In the event that at any time after the original issuance date of Preferred A, B and C shares, EZchip issues additional shares at a price which reflects a price per share that is lower than the price of the Preferred A or Preferred B or Preferred C shares, then the conversion price for each Preferred share shall be adjusted to reflect such price reduction, in accordance with determined formula for each Series of Preferred shares.

               f)   Liquidation preference:

                    (a) First, each Series C Preferred share shall entitle its holder to the original Series C per share issue price; (b) second, each Series B Preferred share shall entitle its holder to the original Series B per share issue price; (c) Third, each Series A Preferred share shall entitle its holder to the original Series A per share issue price; (d) fourth, each Series C Preferred share shall entitle its holder to one and a half times the original Series C per share issue price; (e) fifth, each Series B Preferred share shall entitle its holder to one and a half times the Original Series B per share issue price and, (f) sixth, in the event that the assets available for distribution shall equal or exceed the amount necessary to pay the full Series C, B and A liquidation preference, then after those distributions, all of the remaining assets shall be distributed to the holders of Series A, B and C Preferred shares and Ordinary shares in proportion to the respective percentage holdings, assuming all of the outstanding Preferred shares have been converted into Ordinary shares.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)


                    Each holders of Series C Preferred and or Series B Preferred Shares shall receive, with respect to each Series C Preferred and or Series B Preferred Shares held by such holder, the greater of (1) the C Preference or B Preference as applicable to such Preferred Shares, or (2) the amount that such holder would receive pursuant to the abovementioned distribution. The holders of Series A Preferred shares shall not be entitled to receive the A Preference if upon a distribution of the assets of the Company pursuant to the abovementioned distribution, without giving effect to the A Preference, such holder would receive, in respect of each Series A Preferred share an amount equal to or greater than three times the original A issue price.

               g)   Redemption:

                    At the request of the holders of Series C Preferred shares after four years from the issuance date, EZchip will be required to redeem the Series C Preferred shares at a price per share equal to the greater of (a) the original Series C per share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% coupon interest compounded annually or (b) the fair market value of such shares. EZchip will be required to redeem Preferred C Shares subject to approval of a majority of Series C Preferred shareholders.

               h)   Required consent:

                    EZchip's articles of incorporation require approval by a simple majority of its board of directors or shareholders actions in the ordinary course of business.

                    The consent of holders of a majority of Series C Preferred shares shall be required to:

                    o Change the rights and terms of the Series C Preferred shares;

                    o Issue any security either senior to or on a parity with the Series C Preferred shares;

                    o Sell or merge EZchip (or any other corporate reorganization) or sell or exclusively license a substantial portion of its assets;

                    o Pay any dividend to or redeem any existing Preferred shares or Ordinary shares;

                    o   Change EZchip's by-laws or articles of incorporation.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

               b.   Stock option plans:

                    Under the 1992 and 2003 option plans, the Company has granted options to purchase Ordinary shares to key employees, directors and consultants of the Company. Under the terms of these plans, options, generally become exercisable ratably over a four-year period commencing with the date of grant. The options generally expire no later than 5-10 years from the date of the grant, and are non-transferable, except under the laws of succession.

                    As of December 31, 2003, no Ordinary shares of the Company are still available for future grant.

                    The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or canceled before expiration, become available for future grants.

                    The following table is a summary of activity for the Company's stock options plans:


                                                                      Year Ended December 31,
                                             -----------------------------------------------------------------------
                                                     2003                    2002                      2001
                                             -------------------    ---------------------   ------------------------

                                                        Weighted                Weighted                    Weighted
                                                        Average                 Average                     Average
                                              Number    Exercise      Number    Exercise       Number       Exercise
                                            of Options   Price     of Options    Price       of Options       Price
                                            ---------   --------    ---------   ---------     ----------   ---------
                      Outstanding at          258,739   $   4.01      294,989    $   3.92       313,614    $   3.95
                      beginning of year


                        Granted                90,250   $   6.93            -    $      -        20,000    $   4.15

                        Exercised             (35,000)  $   2.68      (21,250)   $    2.5        (6,125)   $   2.50

                        Forfeited                   -   $      -      (15,000)   $   4.25       (32,500)   $   4.65
                                            ---------               ---------                   -------

                      Outstanding at
                         end of year          313,989   $   5.00      258,739    $   4.01       294,989    $   3.92
                                            =========   ========    =========    ========     =========    ========

                      Exercisable options
                        at end of year        238,989   $   4.45      247,239    $     4        231,660    $   3.87
                                            =========   ========    =========    ========     =========    ========

                    The options outstanding as of December 31, 2003, have been separated into exercise prices, as follows:

                                                                                          Weighted
                                   Options         Weighted                  Options       average
                                 outstanding      average        Weighted   exercisable   exercise
                                   as of          remaining      average       as of       price of
                    Exercise     december 31,     contractual    exercise   december 31,   options
                    price          2003             life          price          2003    exercisable
                    ----------   -----------     ------------   ----------  -----------  ------------
                                                    YEARS
                                                 ------------

                      $  2.5           7,000         3.13        $   2.5         7,000   $    2.5
                      $  4.15         16,250         2.87        $   4.15       11,250   $    4.15
                      $  4.234       194,739         0.82        $   4.234     194,739   $    4.234
                      $  6             6,000         0.99        $   6           6,000   $    6
                      $  6.93         90,000         9.85        $   6.93       20,000   $    6.93
                                 -----------                                -----------

                                     313,989                     $   5.00      238,989   $    4.45
                                 ===========                     =========  ===========  ===========

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

                    Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to or less than the market price of the shares at date of grant are as follows:

                                                                 For exercise prices on the date of grant that
                                                          -------------------------------------------------------
                                                            Equal market price            Less than market price
                                                          --------------------------   ----------- --------------
                                                               December 31,                   December 31,
                                                          --------------------------   ----------- -----   ------
                                                           2003     2002        2001    2003      2002       2001
                                                          ------   ------   --------   --------  ------    ------

                     Weighted average exercise price      $    -   $    -   $   4.15   $  6.93   $    -     $   -
                     Weighted average fair value on
                         date of grant                    $    -   $    -   $   3.62   $  3.43   $    -     $   -

                    Stock options of subsidiary:

                    Under the EZchip's Stock Option Plans, options for Ordinary shares may be granted to officers, directors, employees and consultants of EZchip.

                    Pursuant to the plans, EZchip reserved for issuance 9,500,000 Ordinary shares. As of December 31, 2003, an aggregate of 1,304,526 options of EZchip are still available for future grant.

                    The options generally expire during the period of seven to 10 years from the date of grant. The exercise price of the options granted under the plan may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over four years. Any options that are canceled or forfeited before expiration become available for future grant.

                    The following table is a summary of activity (except options to consultants) for EZchip's stock option plans:

                                                                     Year ended december 31,
                                         ---------------------------------------------------------------------------------
                                                      2003                    2002                          2001
                                         ------------------------   ------------------------     -------------------------
                                                         Weighted                  Weighted                      Weighted
                                                         Average                   Average                        Average
                                           Number       Exercise      Number       Exercise         Number       Exercise
                                         of Options       Price     of Options     Price         of Options       Price
                                         ----------     ----------  ----------    ----------     ----------     ----------

                    Outstanding at
                      beginning of year   5,475,024      $  0.66     5,492,211    $    0.65       3,516,500     $     0.45

                      Granted             2,810,732      $  0.82        90,000    $     1.0       2,078,711     $     1.00
                      Exerceised            (26,250)     $  1                -    $       -               -     $        -
                      Forfeited             (79,032)     $  0.94      (107,187)   $    0.79        (103,000)    $     0.61
                                          ----------                 ----------                   ----------

                    Outstanding at end
                      of year             8,180,474      $  0.71     5,475,024    $    0.66       5,492,211     $     0.65
                                         ==========      ========    ==========    ==========     ==========     ==========

                    Exercisable options
                      at end of year      4,653,275      $  0.6      3,236,149    $    0.53       1,654,375     $     0.40
                                         ==========      ========    ==========    ==========     ==========     ==========


                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

                    The options outstanding as of December 31, 2003, have been separated into exercise prices as follows:

                                                                                              Weighted
                                     Options        Weighted                   Options        average
                                  outstanding       average      Weighted    exercisable     exercise
                                     as of         remaining     average        as of        price of
                    Exercise      december 31,    contractual    exercise    december 31,     options
                    price            2003            life         price         2003        exercisable
                    ---------   --------------    -----------    --------    ------------   -----------
                                                     Years
                                                  -----------

                    $   0.4         2,930,938        3.43        $   0.4       2,930,313     $    0.4
                    $   0.72          416,344        3.4         $   0.72        370,531     $    0.72
                    $   0.82        2,732,481        9.78        $   0.82         26,250     $    0.82
                    $   1           2,100,711        5.47        $   1         1,326,181     $    1
                                   ----------                                -----------

                                    8,180,474        6.04        $   0.71      4,653,275     $    0.6
                                   ==========                    ========    ===========     ==========

                    Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to or less than the market price of the shares at date of grant are as follows:

                                                                 For Exercise Prices On the Date of Grant That
                                                      ----------------------------------------------------------------
                                                             Equal Market Price               Less Than Market Price
                                                      -------------------------------    -----------------------------
                                                                 December 31,                   December 31,
                                                      -------------------------------    -----------------------------
                                                        2003        2002       2001       2003      2002       2001
                                                      --------    --------    -------    -------   -------    --------
                    Weighted average exercise price   $  0.835    $   1.00    $  1.00    $      1  $    -     $    -

                    Weighted average fair value on
                       date of grant                  $  0.35     $   0.41    $  0.45    $   0.42  $    -     $    -

                    The subsidiary's outstanding options to consultants as of December 31, 2003, are as follows:

                                       Options for      Exercise price    Options       Exercisable
                     Issuance date    ordinary shares     per share      exercisable      through
                    --------------   -----------------  ---------------   ------------   ----------

                     May 2000           15,000             $       0.72      15,000      May 2007


          c.   Repurchase of Ordinary shares:

               The Company has received all necessary approvals in Israel to allow the repurchase of up to 10% of its outstanding shares (up to approximately 600,000 shares) in the open market, from time to time, at prevailing prices. The Company did not purchase its own shares during the reporting periods. As of December 31, 2003, 418,855 shares have been repurchased.

          d.   Dividends:

               Dividends, when declared, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits (see Note
               12b).

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- INCOME TAXES

          a.   Tax laws applicable to the companies:

               The provisions of the Income Tax (Inflationary Adjustments) Law, 1985 apply to the Company and certain of its Israeli investees. According to the law, the results for tax purposes are measured based on the changes in Israel's CPI. In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the "Knesset" (Israeli parliament), pursuant to which until February 28 of the year following the reported tax year, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if Israel's CPI in that year did not increase by more than 3%. In February 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

               The tax liability for 2003 is computed according to the law, while taking into account the decrease in the Israeli CPI in that year.


          b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

               In 2000 EZchip Ltd. was granted "Approved Enterprise" status under the above Law and has elected to enjoy the "alternative benefits track" - waiver of grants in return for a tax exemption and, accordingly, EZchip's income from the "Approved Enterprise" will be tax-exempt for a period of 10 years commencing with the year in which it first earns taxable income. In 2002, EZchip submitted a request for an expansion program.

               The period of tax benefits is limited to the earlier of 12 years from commencement of production, or 14 years from the date of approval. The period of benefits related to the granted "Approved Enterprise" expires in 2013.

               If the tax-exempt income attributable to the "Approved Enterprise" is distributed in a manner other than in the complete liquidation of EZchip, it would be taxed at the corporate tax rate applicable to such profits as if EZchip had not chosen the alternative track of benefits (currently - 25%). EZchip has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to EZchip's "Approved Enterprise".

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- INCOME TAXES (CONT.)

               As of December 31, 2003, EZchip complies with the conditions set forth by the Investment Center.

               Income not eligible for the "Approved Enterprise" benefits mentioned above is taxed at the regular rate of 36%.

          c.   Available carryforward tax losses:

               The Company and its subsidiaries have accumulated losses and deductions for tax purposes as of December 31, 2003 in the amount of $ 47,749 as follows: $ 45,054 in Israel and $ 2,695 in the U.S.. In addition, the Company has capital losses in the amount of $ 21,711.

               Carryforward tax losses in Israel are linked to Israel's CPI, and can be carried forward and offset against taxable income in the future for an indefinite period.

               Carryforward tax losses in the U.S. for federal income tax can be carried forward and offset against taxable income in the future for a period of 19 to 20 years.

          d. Income (loss) from continuing operations, before the minority interest, is comprised as follows:

                                     Year ended december 31,
                              ---------------------------------
                                 2003        2002        2001
                              ---------   ---------   ---------
               Domestic       $  (9,467)  $ (14,098)  $  (7,731)
               Foreign           (1,283)     (1,118)        206
                              ---------   ---------   ---------
                              $ (10,750)  $ (15,216)  $  (7,525)
                              =========   =========   =========

          e. As the realization of deferred tax assets in the future is uncertain, no deferred taxes were provided.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- SEGMENTS AND GEOGRAPHIC INFORMATION

          a.   Segment information:

               The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company's business.

          b. Total revenues are attributed to geographic areas based on location of end customers.

               The following presents total revenues for the years ended December 31, 2003, 2002 and 2001 and long-lived assets, as of December 31, 2003, 2002 and 2001:

                                       2003                    2002                    2001
                               ---------------------   ----------------------  ----------------------
                                 Total     Long-live     Total     Long-lived    Total     Long-lived
                                revenues     assets    revenues     assets      revenues     assets
                               ---------   ---------   ---------   ----------  ---------   ----------
               Israel          $     271   $   3,679   $     185   $    4,680  $       -   $    2,597
               Far East              993           -         275            -          -            -
               North America         434           4           5           10          -            9
               Others                 58           -           -            -          -            -
                               ---------   ---------   ---------   ----------  ---------   ----------
                               $   1,756   $   3,683   $     465   $    4,690  $       -   $    2,606
                               =========   =========   =========   ==========  =========   ==========

          c. Major customer data as a percentage of total revenues (customers above 5% of revenues):

                                      Year ended
                                     december 31,
                               -----------------------
                                  2003         2002
                               ---------     ---------

               Customer A              -            11%
               Customer B              -            37%
               Customer C             13%            -
               Customer D              5%            -
               Customer E              9%           10%
               Customer F             22%           14%
               Customer G              -             9%
               Customer H              5%            -
               Customer I              5%            5%
               Customer J              6%            -

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Financial income (expenses):

                                                                           Year ended december 31,
                                                                       -------------------------------
                                                                         2003        2002       2001
                                                                       --------    -------    --------
               Income:
                  Interest income                                      $    207    $   566    $  1,344
                  Gains arising from foreign currency
                    translation adjustments                                   3         76          96
                  Others                                                      -         21           -
                                                                       --------    -------    --------
                                                                            210        663       1,440
                                                                       --------    -------    --------
               Expenses:
                  Interest and bank charges                                  (9)        (4)        (13)
                  Interest on a long-term loan                              (54)         -           -
                  Interest on Redeemable Preferred shares in a
                    subsidiary                                             (504)         -           -
                  Amortization of discount on long-term loan                (59)         -           -
                  Others                                                     (4)         -           -
                                                                       --------    -------    --------
                                                                           (630)        (4)        (13)
                                                                       --------    -------    --------
                                                                       $   (420)   $   659    $  1,427
                                                                       ========    =======    ========


          b.   Other income:


                                                                            Year ended december 31,
                                                                   ---------------------------------------
                                                                      2003          2002          2001
                                                                   -----------   -----------   -----------
               Amortization of deferred gain from issuance of
                 subsidiary's Ordinary shares to a third party     $         -   $         -   $       799
               Capital loss                                                 (3)            -             -
               Other                                                         -             -            15
                                                                   -----------   -----------   -----------

                                                                   $        (3)   $        -   $       814
                                                                   ===========   ===========   ===========


NOTE 15:- BALANCE AND TRANSACTIONS WITH RELATED PARTIES


                                                                                   Year ended december 31,
                                                                           ---------------------------------------
                                                                               2003          2002          2001
                                                                           -----------   -----------   -----------
          Legal expenses:
            Accrued legal expenses                                         $         -   $       178   $       107
                                                                           ===========   ===========   ===========
            Professional fees to an entity controlled
               by a shareholder                                            $       123   $        79   $        59
                                                                           ===========   ===========   ===========

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 16:- SUBSIDIARIES


                                                                         Percentage             Jurisdiction of
                                                                        of ownership             incorporation
                                                                   ----------------------    ----------------------
                                                                             %
                                                                   ----------------------
          EZchip Ltd. (1)                                                    51                      Israel
          EZchip Inc. (2)                                                   100                      U.S.A.
          LanOptics Inc. - inactive as of February 2002                     100                      U.S.A.
          LanOptics Plc. - inactive as of June 2000                         100                       U.K.
          NetGuard Ltd. - inactive as of February 2001                      92.5                     Israel
          NetGuard Inc.(3) - inactive as of November 2000                   100                      U.S.A.
          NetGuard Plc. (3) - inactive as of February 2001                  100                       U.K.
          NetExchange Ltd. - inactive as of December 1998                    90                      Israel
          NetExchange Inc. (4) - inactive as of September 1998              100                      U.S.A.

          (1) Represents the aggregate percentage of holdings in different classes of EZchip securities.

          (2) Represents the percentage of holdings of EZchip Ltd.

          (3) Represents the percentage of holdings of NetGuard Ltd.

          (4) Represents the percentage of holdings of NetExchange Ltd.

NOTE 17:- SUBSEQUENT EVENT

          In March 2004, EZchip issued to Lanoptics and to third parties 9,802,825 Series C Preferred shares, in consideration of $ 8,000.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS

          a. The consolidated financial statements of LanOptics conform with accounting principles generally accepted in Israel (Israeli GAAP) which differ in certain respects from those followed in the U.S. ("U.S. GAAP"), as described below:

               1.   Deferred income taxes:

                    Under U.S. GAAP, paragraph 9(f) of SFAS No. 109, "Accounting for Income Taxes", creates an exception that prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into U.S. dollars using historical exchange rates and that result from (i) changes in exchange rate or
                    (ii) indexing for tax purposes.

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

                    Deferred tax assets consist of the following:

                                                                          December 31,
                                                                     --------------------
                                                                       2003        2002
                                                                     --------    --------

                    Accrued vacation pay and severance pay           $     50    $     37
                    Loss carryforward                                   6,925       5,860
                                                                     --------    --------
                    Deferred tax assets before valuation allowance      6,975       5,897
                    Less - valuation allowance                         (6,975)     (5,897)
                                                                     --------    --------
                    Net deferred tax assets                          $      -    $      -
                                                                     ========    ========

                    During the year ended December 31, 2003, the Company and its subsidiaries in Israel and in the U.S. have provided valuation allowances of $ 1,078 and increased the valuation allowance to $ 6,975 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that it is more likely than not that the deferred tax assets regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

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

                    For the years ended December 31, 2001 the amortization of the deferred gain amounted to $ 799. As of December 31, 2001, the deferred gain was completely amortized.

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

                    For the years ended December 31, 2003, 2002 and 2001, amounts of $ 7,853, $ 8,488 and $ 7,002, respectively, were attributed to the holders of Preferred shares of the subsidiary and was recorded as a minority interest in earnings or losses of a subsidiary.

                    Under U.S. GAAP, the issuance of subsidiary's Preferred shares to a third party, should be accounted for as a separate component of minority interest, Preferred shares of subsidiary, that does not participate in the losses of the subsidiary. (See b1 below).

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

               4.   Earnings (loss) per share:

                    According to Israeli GAAP (Opinion No. 55), the dilutive effect of options is included in the calculation of basic earnings (loss) per share if their exercise is considered to be probable, based on the relationship between the market price of the shares issuable upon the exercise of the options and the discounted present value of the future proceeds derived from the exercise of such options.

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

                    For the years ended December 31, 2003, 2002 and 2001, all outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such stock options were antidilutive. The total weighted average number of Ordinary shares related to options and warrants excluded from the calculation of diluted net loss per share were 313,989, 258,739 and 294,989 for the years ended December 31, 2003, 2002 and 2001, respectively.

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

               6.   Marketable securities:

                    Marketable securities designated for sale in the short-term are carried at market value, in accordance with Israeli accounting principles- Statement of Opinion No. 44. Unrealized gains from securities classified as a "current investment" in accordance with Israeli GAAP are reflected in earnings even if transactions are not carried out on the basis, which would meet the definition of the trading security under U.S. accounting principles. According to Israeli GAAP, proceeds from marketable securities held for trading should be included in net cash provided by investing activities.

                    According to U.S. GAAP, management determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. As of December 2003 and 2002, all marketable securities were designated as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

                    The gross realized gains on sale of available-for-sale securities totaled $ 130, $ 566 and $ 1,189 in 2003, 2002 and 2001, respectively.

                    As of December 31, 2003, 2002 and 2001, the unrealized gain (losses) amounted to $ (5), $ 21 and $ 119, respectively.

                    The amortized cost and estimated fair value of debt and marketable securities as at December 31, 2003 and 2002 by contractual maturity are shown below:


                                                   2003                                                 2002
                             --------------------------------------------------   ------------------------------------------------
                                              Gross        Gross       Gross        Gross
                              amortized     unrealized   unrealized    market     amortized    Unrealized    Unrealized    Market
                                 cost         gains       losses       value        cost         gains         losses       value
                             -----------   -----------   ----------  ----------   ----------   -----------   ----------  ---------
       AVAILABLE-FOR-SALE:
       U.S. and European
       corporate debts
       securities           $     5,419    $         -   $       (5) $    5,414   $    6,623   $        21   $       -    $  6,644
                            ===========    ===========   ==========  ==========   ===========  ===========   =========   =========



                                                        2003
                                     ---------------------------------
                                          Amortized        Market
                                             cost          value
                                     --------------    ---------------
          Available-for-sale:
          Matures in one year         $       2,075    $         2,073
          Matures after one year              3,344              3,341
                                     --------------    ---------------

          Total                       $       5,419    $         5,414
                                     ==============    ===============

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

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

                    As of December 31, 2003, 2002 and 2001, net unrealized gains (losses) on available-for-sale marketable securities amounted to $ (5), $ 21 and $ 119, respectively.

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

                    There was no material difference between Israeli GAAP and U.S. GAAP for all periods presented.

               9.   Goodwill:

                    In accordance with Israeli GAAP, goodwill is amortized periodically to the statements of operations.

                    In accordance with the U.S. GAAP, as prescribed by SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill arising from acquisitions would not be amortized. The Company is required to perform an annual impairment review of goodwill impairment. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

               10.  Recently issued accounting pronouncements in the U.S.:

                    In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

                    As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

                    In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

                    Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

                    In May 2003, the FASB issued SFAS 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company's financial position or results of operations.

                    In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's consolidated results of operations, consolidated financial position or consolidated cash flows.

               b. The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

                    1.   On statement of operations items:

                                                                                           Year ended december 31,
                                                                               --------------------------------------------
                                                                                   2003            2002            2001
                                                                               ------------    ------------    ------------

                         Net income (loss) according to Israeli GAAP           $     (2,897)   $     (6,677)   $        350
                         Gain from issuance of subsidiary's Ordinary
                           shares to third party                                          -               -            (799)
                         Minority interest in losses of subsidiary -
                           Preferred shares                                          (7,853)         (8,488)         (7,002)
                         Amortization of goodwill                                       165              60               -
                         Unrealized losses (gains) on marketable securities               5             (21)           (119)
                                                                               ------------    ------------    ------------

                         Net loss according to U.S. GAAP                       $    (10,580)   $    (15,126)   $     (7,570)
                                                                               ============    ============    ============

                         Net earnings (loss) per share as reported according
                           to Israeli GAAP (basic and diluted)                 $      (0.33)   $      (0.86)   $       0.05
                                                                                ============    ============    ============
                         Net loss per share according to U.S. GAAP             $      (1.25)   $      (1.95)   $      (1.04)
                                                                               ============    ============    ============
                         Net loss per share from continuing operations
                           according to U.S. GAAP (basic)                      $      (1.25)   $      (1.95)   $      (1.15)
                                                                               ============    ============    ============
                         Net earnings per share from discontinued
                           operations according to U.S. GAAP (basic)           $          -    $          -    $       0.11
                                                                               ============    ============    ============
                         Weighted average number of Ordinary shares used
                           in computing net losses per share under U.S.
                           GAAP (basic)                                           8,484,120       7,744,593       7,287,715
                                                                               ============    ============    ============

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

               2.   On balance sheet items:

                                                             December 31, 2003              December 31, 2002
                                                    ------------------------------  --------------------------------
                                                     As per                 As per   As per                 As per
                                                     israeli                 u.S.    Israeli                 u.S.
                                                      Gaap    adjustment    gaap      gaap    adjustment     gaap
                                                    --------  ----------  --------  --------  ----------   ---------
          Goodwill (2)                                 1,409         225     1,634     1,574          60       1,634
                                                    --------  ----------  --------  --------  ----------   ---------
          Total assets                                25,689         225    25,914    17,580          60      17,640
                                                    ========  ==========  ========  ========  ==========   =========
          Preferred shares of a subsidiary (1)        (9,146)    (23,276)  (32,422)   (5,567)    (15,422)    (20,989)
          Shareholders' equity (1)                    10,681     (23,051)  (12,370)    7,801     (15,362)     (7,561)
                                                    --------  ----------  --------  --------  ----------   ---------
          Total liabilities and shareholders'
          equity (1)                                 (25,689)       (225)  (25,914)  (17,580)        (60)    (17,640)
                                                    ========  ==========  ========  ========  ==========   =========

                    (1) Issuance of Preferred shares to a third party in a subsidiary - see Note 18a3.

                    (2) Goodwill arising from the acquiring of additional shares in EZchip - see Note 18a9.


                        - - - - - - - - - - - - - - - - -

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     LANOPTICS LTD.


                                     /s/ Meir burstin
                                     ----------------
                                     Dr. Meir D. Burstin
                                     Chairman of the Board of Directors

Date:    March 30, 2004