Form 20-F/A
period 2003-12-31
LANOPTICS LTD
filed 2004-12-02
CIK 892534

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 20-F/A
                                 Amendment No. 1

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

                                       OR
[ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934
                         For the transition period from __________ to __________

                       Commission file number: No. 0-20860

                                  LANOPTICS LTD
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's Name into English)

                                     Israel
                                (Jurisdiction of
                         incorporation or organization)

                1 Hatamar Street, P.O.B 527, Yokneam 20692 Israel
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                       Ordinary Shares, NIS 0.1 Par Value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                           Ordinary Shares, par value NIS 0.02 per share
                           as of December 31, 2003.....................9,250,535

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                    Yes X No__

Indicate by check mark which financial statement item the registrant has elected to follow:

                                Item 17 X Item 18___

                                EXPLANATORY NOTE
                                ----------------

         This Amendment No. 1 on Form 20-F/A is being filed solely to correct an error in each of Items 17 and 18 of LanOptics Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, which was filed on April 1, 2004.

         Items 17 and 18 have been corrected to reflect that the Registrant has elected to furnish financial statements and related information required under
Item 17 of Form 20-F, and not under Item 18 of Form 20-F as stated in the original Form 20-F.

         This Amendment is not intended to revise other information presented in the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 as originally filed and all such other information in the original filing, which remains unchanged.

         This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak as of April 1, 2004.

                                  INTRODUCTION
                                  ------------

          LanOptics Ltd. was incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate Local Area Networks, or LANs, and Wide Area Networks, or WANs. Our business now consists of the development and marketing of high performance network processors through our independent business unit, E.Z. Chip Technologies Ltd., or EZchip, an Israeli company in which we currently have a 53% ownership interest. As used in this Annual Report, the terms "we," "us" "our" and the "Company" mean LanOptics and its EZchip subsidiary taken together, unless otherwise expressly stated. Our ordinary shares are traded on the Nasdaq SmallCap Market, and on the Tel Aviv Stock Exchange under the symbol "LNOP."

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

                                TABLE OF CONTENTS


PART III.....................................................................5

   ITEM 17.       FINANCIAL STATEMENTS.......................................5
   ITEM 18.       FINANCIAL STATEMENTS.......................................5

SIGNATURES...................................................................6

                                    PART III

ITEM 17. FINANCIAL STATEMENTS
         --------------------

         See pages F-1 through F-42 that are incorporated herein.

ITEM 18. FINANCIAL STATEMENTS
         --------------------

         Our company has elected to furnish financial statements and related information specified in Item 17.

                                   SIGNATURES
                                   ----------

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                          LANOPTICS LTD.


                                          By: /s/Meir Burstin
                                              ---------------
                                              Dr. Meir D. Burstin
                                              Chairman of the Board of Directors

Dated:  December 2, 2004