Form 20-F/A
period 2003-12-31
LANOPTICS LTD
filed 2004-12-22
CIK 892534

SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

                                 AMENDMENT NO.2

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

                                EXPLANATORY NOTE


This Amendment No. 2 on Form 20-F/A is being filed solely to correct information in note 18 to the consolidated financials statements filed in Item 17 and with respect to information derived from such footnote included in the financial data provided in Item 3.A of LanOptics Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, which was filed on April 1, 2004. As initially filed, note 18 to the consolidated financial statements had an error in reconciling the amounts allocated to goodwill, in-process research and development, technology, property and equipment and prepaid development and production costs under Israeli GAAP to the amounts to be allocated under U.S. GAAP. This error resulted in an overstatement of the aforementioned assets by $ 2,948 thousand and the overstatement of shareholders' equity by a corresponding amount. In addition, the depreciation and amortization of these assets had been overstated in the years 2002 and 2003.The effect of such error on shareholder's deficiency amounted to $1,949 thousand.

Amendment No. 1 on Form 20-F/A filed on December 2, 2004, or Amendment No. 1, was filed solely to correct a typographical error in LanOptics Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2003. Items 17 and 18 were corrected in Amendment No. 1 to reflect that the Registrant has elected to furnish financial statements and related information required under Item 17 of Form 20-F, and not under Item 18 of Form 20-F as stated in the original Form 20-F.

This Amendment is not intended to revise other information presented in the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 as originally filed and all such other information in the original filing, which remains unchanged, except as amended in Amendment No. 1.

This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak as of April 1, 2004.

                                TABLE OF CONTENTS
Part I...........................................................................................7

  Item 1.    Identity of Directors, Senior Management and Advisors...............................7
  Item 2.    Offer Statistics and Expected Timetable.............................................7
  Item 3.    Key Information.....................................................................7
             A.  Selected Consolidated Financial Data:...........................................7
             B.  Capitalization and Indebtedness.................................................8
             C.  Reasons for the Offer and Use of Proceeds.......................................9
  Item 4.    Information On The Company.........................................................15
             A.  History and Development of the Company.........................................15
             B.  Business Overview..............................................................16
             C.  Organizational Structure.......................................................24
  Item 5.    Operating and Financial Review and Prospects.......................................24
             A.  Results of Operations..........................................................28
             B.  Liquidity and Capital Resources................................................31
             C.  Research and Development, Patents and Licenses.................................32
             D.  Trend Information..............................................................32
             E.  Off-Balance Sheet Arrangements.................................................33
             F.  Tabular Disclosure of Contractual Obligations..................................33
  Item 6.    Directors, Senior Management and Employees.........................................33
             A.  Directors......................................................................34
             B.  Compensation of Directors and Officers.........................................36
             C.  Board Practices................................................................36
             D.  Employees......................................................................39
             E.  Share Ownership................................................................40
  Item 7.    Major Shareholders and Related Party Transactions..................................41
             A.  Major Shareholders.............................................................41
  Item 8.    Financial Information..............................................................42
             A.  Consolidated  Statements and Other Financial Information.......................42
  Item 9.    Offer and Listing..................................................................43
             A.  Listing Details................................................................43
  Item 10.   Additional Information.............................................................44
             A.  Memorandum and Articles of Association.........................................44
  Item 11.   Quantitative and Qualitative Disclosures About Market Risk.........................54
  Item 12.   Description of Securities Other Than Equity Securities.............................55

Part II.........................................................................................55

  Item 13.   Defaults, Dividend Arrearages and Delinquencies....................................55
  Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.......55
  Item 15.   Controls and Procedures............................................................55
  Item 16.   [Reserved].........................................................................55
  Item 16A.  Audit Committee Financial Expert...................................................55
  Item 16B.  Code of Ethics.....................................................................56
  Item 16C.  Principal Accounting Fees and Services.............................................56
  Item 16D.  Exemptions from The Listing Requirements and Standards for Audit Committee.........57
  Item 16E.  Purchase of Equity Securities by the Issuer and Affiliates and Purchasers..........57

Part III ........................................................................................57

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

                                                  1999         2000          2001         2002         2003
                                               ----------   ----------    ----------   ----------   ----------
STATEMENT OF OPERATIONS DATA:                          (in thousands, except share and per share data)
                                               ---------------------------------------------------------------
Israeli GAAP:
Revenues.....................................  $       --   $       --    $       --   $      465   $    1,756
Operating loss...............................      (1,164)      (6,019)       (9,766)     (15,875)     (10,327)
Loss from continuing operations..............        (555)      (1,831)         (443)      (6,728)      (2,897)
Net profit (loss)............................      (7,484)      (6,600)          350       (6,677)      (2,897)

PER SHARE DATA:
Loss from operations.........................       (0.18)       (0.88)        (1.33)       (2.04)       (1.19)
Net loss from continuing operations..........       (0.09)       (0.27)        (0.06)       (0.87)       (0.33)
Net earnings (loss) per share from continuing
   operations................................       (1.16)       (0.97)         0.05        (0.86)       (0.33)

U.S. GAAP:
Net loss.....................................      (7,410)     (10,637)       (7,570)     (14,303)     (10,404)
Net loss from continuing operations                  (481)      (5,868)       (8,363)     (14,354)     (10,404)
Net loss per share from continuing
operations                                          (0.07)       (0.86)        (1.15)       (1.85)       (1.23)

                                                  1999         2000          2001         2002         2003
                                               ----------   ----------    ----------   ----------   ----------
Weighted average number of shares used in
   computing net loss per share..............   6,423,932    6,804,043     7,287,715    7,744,593    8,484,120

BALANCE SHEET DATA:
Israeli GAAP:
Total assets.................................     $16,095      $34,568      $ 24,220     $ 17,580      $25,689
Net assets...................................      11,123       27,558        20,818       13,368       19,827
Share capital ...............................      24,176       24,833        24,848       33,803      $39,580
Dividends declared per share.................          --           --            --           --           --

U.S. GAAP:
Total assets.................................     $15,946      $34,585      $ 24,220     $ 15,515      $23,965
Net assets...................................      10,899       28,374        20,818       11,303       18,279
Share capital ...............................      24,176       24,833        24,848       33,803      $39,580
Dividends declared per share.................          --           --            --           --           --

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



At March 30, 2004, the representative rate of exchange was NIS 4.516 = $1.00, as published by the Bank of Israel.

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

      Earlier generations of network processors required multiple integrated circuit chips and related hardware and software to perform the requisite designed-in functions, placing limitations both on the amount of data that could be handled simultaneously and the speed at which it could be processed. Moreover, these earlier solutions employed generic RISC processors rather than specially designed processors. EZchip's advance over these earlier designs lies in its integration of processing and classification functions. This is accomplished though EZchip's Task Optimized Processing technology (TOPcore(R)). TOPcore technology, which includes patented elements and other proprietary information, uses a combination of chip architecture and innovative search algorithms, together with low-cost, power-efficient DRAM memories, to incorporate these functions on a single chip. As a result, systems designed using EZchip's products offer equipment vendors the ability to reduce chip count, power consumption and cost.

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

DIFFERENCES BETWEEN US AND ISRAELI GAAP

      Our consolidated financial statements conform to generally accepted accounting principles in Israel, or Israeli GAAP, which differ in certain material respects from those followed in the United States, or US GAAP. The main difference relates to the accounting for preferred shares of a subsidiary. As a result, the net loss for the twelve month period ended December 31, 2003, and deficiency in shareholders' equity as of that date in accordance with US GAAP were US$ 10,404,000 and US$ 14,320,000, respectively, as compared with net loss and shareholders' equity in accordance with Israeli GAAP of US$ 2,897,000 and US$ 10,681,000, respectively. See Note 18 of Notes to the Consolidated Financial Statements.

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

      On October 2003 LanOptics adopted the 2003 Israeli Share Option Plan (the "2003 Israel Plan"), under which a total of 90,000 ordinary shares of the Company were reserved and authorized for the purpose of the option plan. The 2003 Israel Plan is administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. Options under the 2003 Israel Plan are issued to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees that receive options under the 2003 Israel Plan are afforded certain tax benefits (excluding controlling shareholders of the Company or those who are not employees or directors of the Company). The Company has elected the benefits available under the "capital gains" alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the "Trustee") for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee. The 2003 Israel Plan provides for the options granted to have a maximum exercise period of ten years from the date of grant. Options granted under the 2003 Israel Plan are generally exercisable over four years. Options that are not exercised will become available for further grant by the Board under the 2003 Israel Plan.

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

ITEM 18.    FINANCIAL STATEMENTS.

       See pages F-1 - F-42 incorporated herein.

ITEM 19.    EXHIBITS.


  EXHIBIT
  NUMBER          DESCRIPTION
  ------          -----------
   1.1*           Articles of Association of LanOptics Ltd., incorporated by reference to Exhibit 3.2 to
                  Amendment No. 1 to the Registration Statement of LanOptics Ltd. on Form F-1 (Registration No.
                  33-52676).

   10.1*          Custom Sales Agreement No. 000590 between E.Z. Chip Technologies Ltd. and International
                  Business Machines Corporation, incorporated by reference to Exhibit 10.1 to our Form 20-F for the fiscal year ended December 31, 2000.

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

----------
*  - PREVIOUSLY FILED

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

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          F-9 - F-43


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

     As described in Note 18a(11) to the consolidated financial statements, the Company has restated its U.S.GAAP reconciliation as of and for the years ended December 31, 2003 and 2002.

 Tel-Aviv, Israel                                KOST FORER GABBAY & KASIERER
 February 17, 2004                             A Member of Ernst & Young Global
(except as to Note 17, which is dated March 8, 2004, and as to Note
18a(11), which is dated December 21, 2004)

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
     Authorized: 30,000,000 shares at December 31, 2003
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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
 U.S. DOLLARS IN THOUSANDS

                                                                        Year ended december 31,
                                                                   -------------------------------
                                                                     2003       2002        2001
                                                                   --------   --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net                                               5,641          -           -
Issuance of Redeemable Preferred shares in a subsidiary, net         10,928          -           -
Proceeds from exercise of options                                        93         53          15
Issuance expenses                                                         -        (53)          -
Long-term loan                                                        1,324          -           -
Issuance of warrants by a subsidiary                                    176          -           -
                                                                   --------   --------    --------

Net cash provided by financing activities                            18,162          -          15
                                                                   --------   --------    --------
Increase (decrease) in cash and cash equivalents                     10,112      1,238      (1,841)
Cash and cash equivalents at the beginning of the year                4,036      2,798       4,639
                                                                   --------   --------    --------
Cash and cash equivalents at the end of the year                   $ 14,148   $  4,036    $  2,798
                                                                   ========   ========    ========
NON-CASH ACTIVITIES:

Investment in a subsidiary against issuance of shares:
   Other assets                                                    $      -   $ (3,060)   $      -
   Preferred shares in a subsidiary                                       -     (1,240)          -
   In-process research and development                                    -     (4,655)          -
                                                                   --------   --------    --------
Issuance of shares                                                 $      -   $ (8,955)   $      -
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

               The Company applies SFAS No. 123 ("Accounting for Stock-Based Compensation"("SFAS 123")) and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No.123 requires use of an option valuation model to measure the fair value of the options on the date of grant.

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

               Under SFAS No. 123, pro forma information regarding net income
               (loss) and net earnings (loss) per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: risk-free interest rates of 3.00% and 1.98% for 2001 and 2003, respectively. dividend yields of 0% for each year, expected life for an option of four years and excepted volatility of 1.287 and 0.836 for 2001 and 2003. No options were granted during 2002.

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

               Pro forma information under SFAS 123:

                                                                                      Year ended december 31,
                                                                         -----------------------------------------------
                                                                              2003             2002             2001
                                                                         -------------    ------------    -------------
               Loss from continuing operations as reported according
                  to U.S. GAAP (see Note 18b1)                           $     (10,404)   $    (14,354)   $      (8,363)
                                                                         =============    ============    =============

               Income from discontinued operations as reported           $           -    $         51    $         793
                                                                         =============    ============    =============

               Net loss as reported                                      $     (10,404)   $    (14,303)   $      (7,570)
                                                                         =============    ============    =============

               Add: stock-based employee compensation expense
                  determined under fair value based method               $        (387)   $       (204)   $        (174)
                                                                         =============    ============    =============

               Deduct: stock-based employee compensation expense
                  included in reported net loss                          $          43    $          -    $           -
                                                                         =============    ============    =============

               Pro forma loss from continuing operations                 $     (10,748)   $    (14,558)   $      (8,537)
                                                                         =============    ============    =============

               Pro forma income from discontinued operations             $           -    $         51    $         793
                                                                         =============    ============    =============

               Pro forma net loss                                        $     (10,748)   $    (14,507)   $      (7,744)
                                                                         =============    ============    =============

               Pro forma net loss per share from continuing operations   $       (1.27)   $      (1.87)   $       (1.17)
                                                                         =============    ============    =============

               Pro forma net earnings per share from discontinued
                  operations                                             $           -    $          -    $        0.11
                                                                         =============    ============    =============
               Pro forma net loss per share                              $       (1.27)   $      (1.87)   $       (1.06)
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

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

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
                                 ===========                     =========  ===========  ===========

                    Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to the market price of the shares at date of grant are as follows:

                                                        For exercise prices on the date
                                                                of grant that
                                                          --------------------------
                                                            Equal market price
                                                          --------------------------
                                                               December 31,
                                                          --------------------------
                                                           2003     2002        2001
                                                          ------   ------   --------
                     Weighted average exercise price      $ 6.93   $    -   $   4.15
                     Weighted average fair value on
                         date of grant                    $ 3.43   $    -   $   3.62

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
                                   ==========                    ========    ===========     ==========

                    Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to the market price of the shares at date of grant are as follows:

                                                        For Exercise Prices On the Date
                                                                of Grant That
                                                      -------------------------------
                                                             Equal Market Price
                                                      -------------------------------
                                                                 December 31,
                                                      -------------------------------
                                                        2003        2002       2001
                                                      --------    --------    -------
                    Weighted average exercise price   $  0.82     $   1.00    $  1.00

                    Weighted average fair value on
                       date of grant                  $  0.35     $   0.41    $  0.45

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
                                                                       ========    =======    ========


          b.   Other income:

               Amortization of deferred gain from issuance of
                 subsidiary's Ordinary shares to a third party         $      -    $     -    $    799
               Capital loss                                                  (3)         -           -
               Other                                                          -          -          15
                                                                       --------    -------    --------

                                                                       $     (3)   $     -    $    814
                                                                       ========    =======    ========


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

                    The gross realized gains on sale of available-for-sale securities totaled $ 126, $ 566 and $ 1,189 in 2003, 2002 and 2001, respectively.

                    As of December 31, 2003, 2002 and 2001, the unrealized gain (losses) amounted to $ (5), $ 21 and $ 119, respectively.

                    The amortized cost and estimated fair value of debt and marketable securities as at December 31, 2003 and 2002 by contractual maturity are shown below:

                                                   2003                                                 2002
                             --------------------------------------------------   ------------------------------------------------
                                              Gross        Gross       Gross        Gross
                              amortized     unrealized   unrealized    market     amortized    Unrealized    Unrealized    Market
                                 cost         gains       losses       value        cost         gains         losses       value
                             -----------   -----------   ----------  ----------   ----------   -----------   ----------  ---------
       AVAILABLE-FOR-SALE:
       U.S. and European
       corporate debts
       securities           $     5,398    $        16   $        -  $    5,414   $     6,623   $       21   $       -   $   6,644
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

               11.  Restatement of US GAAP reconciliation

                    On January 1, 2004, the Company adopted US GAAP as its primary basis of accounting, marking the completion of its transition from accounting and reporting in accordance with Israeli GAAP, with supplemental reporting under US GAAP on a reconciliation basis, to reporting on a full US GAAP basis.

                    In the process of conducting a comprehensive review of US GAAP accounts and preparing consolidated financial statements in accordance with US GAAP as of and for the year ended December 31, 2003 and 2002, the Company identified certain errors pertaining to periods prior to the adoption of US GAAP as the Company's primary standard, when US GAAP was applied on a supplemental, reconciliation basis only. As a result, the Company restated certain information in the previously reported US GAAP reconciliations.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

                    The Company's consolidated financial statements prepared in accordance with Israeli GAAP as of and for the years ended December 31, 2003 and 2002, as previously issued, are not affected by these corrections. The corrections relate to errors made in the determination of US GAAP adjustments necessary for preparation of the Company's reconciliation from Israeli GAAP to US GAAP as of and for the years ended December 31, 2003 and 2002.

                    The reason for restating the US GAAP financial statements is as follows:

                    On August 19, 2002, the Company acquired 2,777,778 Preferred A shares and 737,462 Preferred B shares of EZchip in consideration of the issuance of 1,153,508 Ordinary shares. The fair value of the Ordinary shares issued was $ 8,955. The transaction was accounted for according to the purchase method of accounting, and accordingly the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. During the process of the aforementioned allocation, the Company had an error in reconciling the amounts allocated to goodwill under Israeli GAAP, in process research and development, technology, property and equipment and prepaid development and production costs to the amounts to be allocated under U.S. GAAP.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

                    This error resulted in an overstatement of the aforementioned assets by $ 2,948 and the overstatement of shareholders' equity (understatement of shareholder's deficiency) by a corresponding amount. In addition, the depreciation and amortization of these assets had been overstated in the years 2002 and 2003.

                    The effect of the abovementioned restatement on the financial statements is as follows:

                    1.   Statement of operations items:

                                                   YEAR ENDED DECEMBER 31, 2002                  YEAR ENDED DECEMBER 31, 2003
                                          ----------------------------------------------    ----------------------------------------
                                          AS PREVIOUSLY                                     AS PREVIOUSLY
                                           REPORTED                         AS RESTATED        REPORTED                  AS RESTATED
                                           UNDER U.S.                        UNDER U.S.       UNDER U.S.                  UNDER U.S.
                                             GAAP          RESTATEMENT         GAAP              GAAP        RESTATEMENT     GAAP
                                          ------------    -------------    -------------    --------------    ---------    --------
Amortization of developed technology      $        107    $         (17)   $          90    $          284    $     (45)   $    239
                                          ============    =============    =============    ==============    =========    ========

Depreciation and amortization             $      8,153    $         (78)   $       8,075    $        7,349    $    (130)   $  7,219
                                          ============    =============    =============    ==============    =========    ========
In-process research and development
  write-off                               $      4,655    $        (727)   $       3,928    $            -    $       -    $      -
                                          ============    =============    =============    ==============    =========    ========

Net loss                                  $    (15,125)   $         822    $     (14,303)   $      (10,579)   $     175    $(10,404)
                                          ============    =============    =============    ==============    =========    ========


Net loss per share (basic and diluted)    $      (1.95)   $         0.1    $       (1.85)   $        (1.25)   $    0.02    $  (1.23)
                                          ============    =============    =============    ==============    =========    ========

2.   Balance sheet items:

Prepaid development and production costs  $        777    $        (121)   $         656    $          620    $     (98)   $    522
                                          ============    =============    =============    ==============    =========    ========
Property and equipment, net               $      1,021    $        (164)   $         857    $          620    $     (56)   $    564
                                          ============    =============    =============    ==============    =========    ========

Technology, net                           $      1,318    $        (206)   $       1,112    $        1,034    $    (161)   $    873
                                          ============    =============    =============    ==============    =========    ========

Goodwill                                  $      1,634    $      (1,634)   $           -    $        1,634    $  (1,634)   $      -
                                          ============    =============    =============    ==============    =========    ========

Total assets                              $     17,640    $      (2,125)   $      15,515    $       25,914    $  (1,949)   $ 23,965
                                          ============    =============    =============    ==============    =========    ========

Shareholders' deficiency                  $     (7,563)   $      (2,125)   $      (9,688)   $      (12,371)   $  (1,949)   $(14,320)
                                          ============    =============    =============    ==============    =========    ========

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

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

               b. The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

                    1.   Statement of operations items:

                                                                                           Year ended december 31,
                                                                               --------------------------------------------
                                                                                   2003            2002            2001
                                                                               ------------    ------------    ------------

                         Net income (loss) according to Israeli GAAP           $     (2,897)   $     (6,677)   $        350
                         Gain from issuance of subsidiary's Ordinary
                           shares to third party                                          -               -            (799)
                         Minority interest in losses of subsidiary -
                           Preferred shares                                          (7,853)         (8,488)         (7,002)
                         Amortization of goodwill                                       165              60               -
                         Amortization of developed technology                            45(*)           17(*)            -
                         Amortization of in-process research and
                           development write-off                                          -             727(*)            -
                         Amortization of prepaid development and
                           production costs                                              23(*)           38(*)            -
                         Depreciation of property and equipment                         108(*)           41(*)            -
                         Unrealized losses (gains) on marketable securities               5             (21)           (119)
                                                                               ------------    ------------    ------------

                         Net loss according to U.S. GAAP                       $    (10,404)   $    (14,303)   $     (7,570)
                                                                               ============    ============    ============

                         Net earnings (loss) per share as reported according
                           to Israeli GAAP (basic and diluted)                 $      (0.33)   $      (0.86)   $       0.05
                                                                                ============    ============    ============
                         Net loss per share according to U.S. GAAP
                           (basic and diluted)                                 $      (1.23)   $      (1.85)   $      (1.04)
                                                                               ============    ============    ============
                         Net loss per share from continuing operations
                           according to U.S. GAAP (basic)                      $      (1.23)   $      (1.85)   $      (1.15)
                                                                               ============    ============    ============
                         Net earnings per share from discontinued
                           operations according to U.S. GAAP (basic
                           and diluted)                                        $          -    $          -    $       0.11
                                                                               ============    ============    ============
                         Weighted average number of Ordinary shares used
                           in computing net losses per share under U.S.
                           GAAP (basic and diluted)                               8,484,120       7,744,593       7,287,715
                                                                               ============    ============    ============

                    (*)  Restated - See Note 18a(11) above.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

               2.   On balance sheet items:


                                                             December 31, 2003              December 31, 2002
                                                    ------------------------------  --------------------------------
                                                     As per                 As per   As per                 As per
                                                     israeli                 u.S.    Israeli                 u.S.
                                                      Gaap   adjustment(*) gaap(*)   gaap(*) adjustment(*)  gaap(*)
                                                    --------  ----------  --------  --------  ----------   ---------

          Prepaid development
            and production costs (2)                     620         (98)      522       777        (121)        656
                                                    ========  ==========  ========  ========  ==========   =========
          Property and equipment, net (2)                620         (56)      564     1,021        (164)        857
                                                    ========  ==========  ========  ========  ==========   =========
          Technology, net (2)                          1,034        (161)      873     1,318        (206)      1,112
                                                    ========  ==========  ========  ========  ==========   =========
          Goodwill (2)                                 1,409      (1,409)        -     1,574      (1,574)          -
                                                    ========  ==========  ========  ========  ==========   =========
          Total assets                                25,689      (1,724)   23,965    17,580      (2,065)     15,515
                                                    ========  ==========  ========  ========  ==========   =========
          Preferred shares of a subsidiary (1)        (9,146)    (23,277)  (32,423)   (5,567)    (15,424)    (20,991)
                                                    ========  ==========  ========  ========  ==========   =========
          Shareholders' equity                        10,681     (25,001)  (14,320)    7,801     (17,489)     (9,688)
                                                    ========  ==========  ========  ========  ==========   =========
          Total liabilities and shareholders'
          equity                                     (25,689)      1,724  (23,965)  (17,580)       2,065      15,515
                                                    ========  ==========  ========  ========  ==========   =========

                    (1) Preferred shares of a subsidiary held by minority shareholders - see Note 18a3.

                    (2) Goodwill arising from the acquiring of additional shares in EZchip - see Note 18a9.

                    (*)  Restated - See Note 18a(11) above

                        - - - - - - - - - - - - - - - - -

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                             LANOPTICS LTD.


                                             By:/S/ Meir D. Burstin
                                             ----------------------
                                             Dr. Meir D. Burstin
                                             Chairman of the Board of Directors

Dated: December 22, 2004