Form 20-F/A
period 2003-12-31
LANOPTICS LTD
filed 2004-12-23
CIK 892534

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

                                 AMENDMENT NO. 3

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         Commission file number 0-20860

                                 LANOPTICS LTD.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                     Israel
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

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

                              Yes _X_             No___

Indicate by check mark which financial statement item the registrant has elected to follow.
                              Item 17 ___   Item 18 _X_

                                EXPLANATORY NOTE


This Amendment No. 3 to LanOptics Ltd.'s ("LanOptics") Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (this "Amendment"), which was filed with the U.S. Securities and Exchange Commission on April 1, 2004 (the "Form 20-F"), is being filed by LanOptics to amend Item 17, and where necessary, various other Items of the Form 20-F to reflect the change in presentation of the financial statements from Israeli GAAP to U.S. GAAP. It is anticipated that this Amendment will be incorporated by reference into a Form F-3 Registration Statement covering the resale of the registrant's ordinary shares by certain selling shareholders..

For the convenience of the reader, this Amendment includes the complete text of all Items of the Form 20-F, including the complete text of Item 17, as amended, and the various other amended Items. However, other than the amendments described above, no changes have been made to these or any other Items as originally filed. This Amendment continues to speak as of the date of the original filing of the Form 20-F and does not purport to amend, update or restate (other than as described above) the information contained in the Form 20-F filed on April 1, 2004 or reflect any events that have occurred after the Form 20-F was filed.

                                TABLE OF CONTENTS

Part I........................................................................ 5

   Item 1.      Identity of Directors, Senior Management and Advisors......... 5
   Item 2.      Offer Statistics and Expected Timetable....................... 5
   Item 3.      Key Information............................................... 5
                A.  Selected Consolidated Financial Data:..................... 5
                B.  Capitalization and Indebtedness........................... 6
                C.  Reasons for the Offer and Use of Proceeds................. 6
   Item 4.      Information On The Company....................................12
                A.  History and Development of the Company....................12
                B.  Business Overview.........................................13
                C.  Organizational Structure..................................22
   Item 5.      Operating and Financial Review and Prospects..................22
                A.  Results of Operations.....................................25
                B.  Liquidity and Capital Resources...........................29
                C.  Research and Development, Patents and Licenses............30
                D.  Trend Information.........................................30
                E.  Off-Balance Sheet Arrangements............................31
                F.  Tabular Disclosure of Contractual Obligations.............31
   Item 6.      Directors, Senior Management and Employees....................31
                A.  Directors.................................................32
                B.  Compensation of Directors and Officers....................34
                C.  Board Practices...........................................34
                D.  Employees.................................................38
                E.  Share Ownership...........................................39
   Item 7.      Major Shareholders and Related Party Transactions.............40
                A.  Major Shareholders........................................40
   Item 8.      Financial Information.........................................41
                A.  Consolidated  Statements and Other Financial Information..41
   Item 9.      Offer and Listing.............................................41
                A.  Listing Details...........................................41
   Item 10.     Additional Information........................................42
                A.  Memorandum and Articles of Association....................42
   Item 11.     Quantitative and Qualitative Disclosures About Market Risk....53
   Item 12.     Description of Securities Other Than Equity Securities........54

Part II.......................................................................54

   Item 13.     Defaults, Dividend Arrearages and Delinquencies...............54
   Item 14.     Material Modifications to the Rights of Security Holders
                and Use of Proceeds...........................................54
   Item 15.     Controls and Procedures.......................................54
   Item 16.     [Reserved]....................................................54
   Item 16A.    Audit Committee Financial Expert..............................54
   Item 16B.    Code of Ethics................................................54
   Item 16C.    Principal Accounting Fees and Services........................55
   Item 16D.    Exemptions from The Listing Requirements and Standards for
                Audit Committee...............................................55
   Item 16E.    Purchase of Equity Securities by the Issuer and Affiliates
                and Purchasers................................................56

Part III......................................................................56

   Item 17.     Financial Statements..........................................56
   Item 18.     Financial Statements..........................................56
   Item 19.     Exhibits......................................................57

SIGNATURES....................................................................58

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

            Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States ("US GAAP"). Commencing January 1, 2004, we adopted generally accepted accounting principles in the United States ("U.S. GAAP") for preparation of our consolidated financial statements. Previously, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP") and included a note describing the major differences between Israeli GAAP and US GAAP, as applicable to our company. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP.

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

ITEM 3.  KEY INFORMATION

A.       SELECTED CONSOLIDATED FINANCIAL DATA:

         The following selected consolidated financial data of the Company have been prepared in accordance with US GAAP, and are derived from the Company's audited consolidated financial statements and accompanying notes. The selected financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects", and the Consolidated Financial Statements included elsewhere in this Annual Report.

         Revenues from LanOptics' legacy networking operations have become immaterial. As a result, the related assets, liabilities and results of operations for the reported periods have been reclassified as "discontinued operations". The reclassification does not result in any changes to net assets or net income (loss) for the reported periods.

                                                 1999           2000           2001           2002           2003
                                             -----------    -----------    -----------    -----------    -----------
STATEMENT OF OPERATIONS DATA:                            (in thousands, except share and per share data)
REVENUES .................................   $        --    $        --    $        --    $       465    $     1,756
OPERATING LOSS ...........................        (1,164)        (6,019)        (9,766)       (14,992)        (9,986)
LOSS FROM CONTINUING OPERATIONS ..........           406         (5,868)        (8,363)       (14,354)       (10,404)
NET LOSS .................................         (7410)       (10,637)        (7,570)       (14,303)       (10,404)
PER SHARE DATA:
NET LOSS (BASIC AND DILUTED) .............         (1.15)         (1.56)         (1.04)         (1.85)         (1.23)
 NET LOSS FROM CONTINUING OPERATIONS
   (BASIC AND DILUTED ....................         (0.06)         (0.86)         (1.15)         (1.85)         (1.23)
 NET PROFIT (LOSS) FROM DISCONTINUING
   OPERATIONS (BASIC AND DILUTED) ........         (1.09)         (0.70)          0.11             --             --

 WEIGHTED AVERAGE NUMBER OF SHARES USED IN
   COMPUTING NET EARNINGS (LOSS) PER SHARE     6,423,932      6,804,043      7,287,715      7,744,593      8,484,120

BALANCE SHEET DATA:

WORKING CAPITAL ..........................         8,757         25,684         19,220          9,149         18,093
TOTAL ASSETS .............................   $    16,095    $    34,568    $    24,220    $    15,515    $    23,965
LONG-TERM LIABILITIES ....................           859            830            990          1,196          2,919
PREFERRED SHARES OF A SUBSIDIARY .........            --         25,179         25,179         20,991         32,423
SHAREHOLDERS' EQUITY (DEFICIENCY) ........        11,026          3,075         (4,361)        (9,688)       (14,320)
DIVIDENDS DECLARED PER SHARE .............            --             --             --             --             --

EXCHANGE RATE INFORMATION

The following tables sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in New Israeli Shekels per dollar.

                                            AVERAGE                   AT PERIOD
PERIOD                                        (1)      HIGH     LOW      END
------                                       -----    -----    -----    -----
Twelve months ended December 31, 1999 ...    4.140    4.290    4.020    4.153
Twelve months ended December 31, 2000 ...    4.077    4.198    3.967    4.041
Twelve months ended December 31, 2001 ...    4.206    4.416    4.067    4.416
Twelve months ended December 31, 2002 ...    4.738    4.994    4.416    4.737
Twelve months ended December 31, 2003 ...    4.548    4.924    4.283    4.379

---------
(1) Calculated based on the average of the representative exchange rates on the last business day of each month during the relevant period.


PERIOD                                                    HIGH     LOW
------                                                   -----    -----
DECEMBER 2003 ...................................        4.441    4.352
JANUARY 2004 ....................................        4.483    4.371
FEBRUARY 2004 ...................................        4.493    4.437
MARCH 2004 (AS OF MARCH 30) .....................        4.535    4.483

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

         The following table sets forth EZchip's research and development costs for the periods indicated (in thousands):

                                                               YEAR ENDED DECEMBER 31,
                                                             --------------------------
                                                              2001      2002      2003
                                                             ------    ------    ------
RESEARCH AND DEVELOPMENT COSTS, EXCLUDING AMORTIZATION       $6,892    $7,570    $7,099
AMORTIZATION OF PREPAID DEVELOPMENT AND PRODUCTION COSTS*       542       505       120
RESEARCH AND DEVELOPMENT, INCLUDING AMORTIZATION              7,434     8,075     7,219

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

         OTHER ASSETS

         On August 19, 2002, we acquired 2,777,778 series A preferred shares and 737,462 series B preferred shares of EZchip, in consideration of the issuance of 1,153,508 our ordinary shares. The total fair value of the ordinary shares issued for the acquisition is $8,955 (determined, based on the average price of LanOptics' ordinary shares two day before and after the announcement date of the transaction). The transaction was accounted for according to the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

         The preliminary purchase price allocation (in thousands of dollars) is as follows:

               EZchip series A and B preferred shares acquired   $ 4,188
               Intangible assets acquired:
                  In-process research and development              3,928
                  Technology (1)                                   1,203
               Property and equipment                               (204)
               Prepaid development and production cost              (160)
                                                                 -------
               Total consideration                               $ 8,955
                                                                 =======
               ----------
               (1) The technology is amortized using a straight-line method over the useful life of the technology, which is 5 years.

RECENT ACCOUNTING PRONOUNCEMENTS

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

INCOME STATEMENT DATA:

                                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------------
                                                               1999       2000      2001       2002       2003
                                                           --------------------------------------------------------
Revenues ...............................................         --          --          --    $    465        1756
Costs of revenues ......................................         --          --          --         163         624
Amortization of developed technology ...................         --          --          --          90         239
                                                           --------------------------------------------------------
Gross profit ...........................................         --          --          --         212         893

Operating expenses:
Research & development cost, net .......................        801       4,530       7,434        8075       7,219
In-process research and development write-off ..........         --          --          --       3,928          --
Selling, general and administrative, net ...............        363       1,489       2,332       3,201       3,660
                                                           --------------------------------------------------------
Total operating expenses ...............................      1,164       6,019       9,766      15,204      10,879

Operating loss .........................................     (1,164)     (6,019)     (9,766)    (14,992)     (9,986)

Financial income (expenses), net .......................        758         709        1308         638        (415)
Other expenses (income) ................................         --        (673)        (15)         --           3
                                                           --------------------------------------------------------
Loss from continuing operations before minority interest       (406)     (5,983)     (8,443)    (14,354)    (10,404)
Minority interest is loss of a subsidiary ..............         --         115          80          --          --
                                                           --------------------------------------------------------
  loss from continuing operations ......................       (406)     (5,868)     (8,363)    (14,354)    (10,404)

Income (loss) from discontinued
  operations of a segment of a business ................     (7,004)     (4,769)        793          51          --
                                                           --------------------------------------------------------

Net loss ...............................................     (7,410)    (10,637)     (7,570)    (14,303)    (10,404)

Dividends declared per share ...........................         --          --          --          --          --

Net loss per share (basic and diluted) .................      (1.15)      (1.56)      (1.04)      (1.85)      (1.23)
Net loss per share from continuing operations
  (basic and diluted) ..................................      (0.06)      (0.86)      (1.15)      (1.85)      (1.23)
Net earnings (loss) per share from discontinued
  operations (basic and diluted) .......................      (1.09)      (0.70)       0.11          --          --


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

COST OF REVENUES

         For the twelve months ended December 31, 2003, our cost of revenues increased by $461,000, or 283%, to $624,000 (36% of revenues) from $163,000 (35%
of revenues) in the same period in 2002. The increase in cost of revenues is the result of the increase in revenues.

GROSS PROFIT

         For the twelve months ended December 31, 2003, gross profit increased by $681,000, or 321%, to $893,000 (51% of revenues) from $212,000 (46% of revenues) in the same period in 2002. This increase was primarily attributable to the increase in revenues.

RESEARCH AND DEVELOPMENT COST, NET

         Research and development costs consist mainly of the salary and benefits of engineers. Reported figures consist entirely of EZchip's research and development costs. For the twelve months ended December 31, 2003, research and development costs decreased by $856,000, or 11.0%, to $7,219,000 from $8,075,000 in the same period in 2002. This decrease was primarily due to higher non-recurring engineering expenses that were incurred during the 2002 period with respect to the development of the NP-1 network processor and the QX-1 traffic manager and also due to the higher level of amortization of prepaid development costs during 2002.

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

FINANCIAL INCOME, NET

         Financial income reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. For the twelve months ended December 31, 2003, net financial expenses decreased by $1,053,000, or 165%, to $(415,000) from net financial income of $638,000 in the same period in 2002. This decrease is composed of (i) $575,000 that is attributable to significantly lower average interest rates on our investments portfolio in 2003 compared to 2002, fluctuations in currency translation as a result of the change in the value of the NIS compared to the US dollar during 2003 and interest expenses associated with the $1.5 million credit line drawn by EZchip in May 2003; and (ii) $504,000 that is attributable to accrued interest expense, related to EZchip's preferred C redeemable shares.


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

COST OF REVENUES

         For the twelve months ended December 31, 2002 our cost of revenues totaled $163,000 (35% of sales).

RESEARCH AND DEVELOPMENT COST, NET

         For the twelve months ended December 31, 2002, research and development costs increased by $641,000, or 8%, to $8,075,000 from $7,434,000 in the same period in 2001. This increase is mainly attributable to higher non-recurring engineering expenses that were incurred during 2002 with respect to the development of the NP-1 network processor and the QX-1 traffic manager.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         For the twelve months ended December 31, 2002, selling, general and administrative expenses increased by $839,000, or 37%, to $3,201,000 from $2,332,000 in the same period in 2001 This increase was primarily due to increased sales and marketing efforts by EZchip.

FINANCIAL INCOME, NET

         For the twelve months ended December 31, 2002, net financial income decreased by $670,000, or 51%, to $638,000 from $1,308,000 in the same period in 2001. This decrease is attributable to the drop in the interest bearing cash, cash equivalents, short-term deposits and marketable securities levels, resulting from operational losses.

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

                                                FISCAL YEAR
                                             ENDED DECEMBER 31,
                               ----------------------------------------------
                                 1999      2000      2001     2002      2003
                                ------    ------    -----    -----     ------
U.S. dollar ................    (0.2)%    (2.7)%     9.3%     7.3%     (7.6)%
Israeli consumer price index     1.3%       --       1.4%     6.5%     (1.9)%

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

         The following table sets forth EZchip's research and development costs for the periods indicated (in thousands):

                                                               YEAR ENDED DECEMBER 31,
                                                            ----------------------------
                                                             2001       2002       2003
                                                            ------     ------     ------
RESEARCH AND DEVELOPMENT COSTS, EXCLUDING AMORTIZATION      $6,892     $7,570     $7,099
AMORTIZATION OF PREPAID DEVELOPMENT AND PRODUCTION COSTS*   $  542     $  505     $  120
RESEARCH AND DEVELOPMENT, INCLUDING AMORTIZATION            $7,434     $8,075     $7,219

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

------------------------------------------ ---------------------------------------------------------------------------
           Contractual Obligations                                   Payments due by period
------------------------------------------ --------------- -------------- ------------- ---------------- -------------
                                                            less than 1                                    more than
                                               Total           year        1-3 years       3-5 years        5 years
------------------------------------------ --------------- -------------- ------------- ---------------- -------------
Long-term debt obligations (1)............ $ 1,500,000           --        $1,500,000          --              --
------------------------------------------ --------------- -------------- ------------- ---------------- -------------

------------------------------------------ --------------- -------------- ------------- ---------------- -------------
Operating lease obligations............... $ 1,363,000       $537,000      $  798,000    $    28,000           --
------------------------------------------ --------------- -------------- ------------- ---------------- -------------

------------------------------------------ --------------- -------------- ------------- ---------------- -------------
Other long-term liabilities reflected
   on the company's balance sheet (2)..... $11,704,000          --             --        $11,704,000           --
------------------------------------------ --------------- -------------- ------------- ---------------- -------------
Total..................................... $14,567,000       $537,000      $2,298,000    $11,732,000           --
------------------------------------------ --------------- -------------- ------------- ---------------- -------------

---------
(1) In April 2003, EZchip signed a loan agreement with a third party to provide EZchip with a $ 1,500,000 revolving credit facility. The loan bears annual interest of LIBOR + 4.5% per annum. The loan shall be repaid at the earlier of
(i) March 14, 2005; (ii) the consummation of an investment of at least $ 15 million, or (iii) an initial public offering.

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

                                                 As of December 31,
                                              -----------------------
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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.       MAJOR SHAREHOLDERS

         The following table sets forth certain information as of March 30, 2004 concerning the only persons or entities known to us to own beneficially more than 5% of our company's outstanding ordinary shares:

                                                        NUMBER OF
    NAME                                               SHARES(1)(2)     PERCENT
    ----                                               ------------     -------
    Apax Israel Partners II, L.P.
      and funds of which it is general partner(3) ...    601,567           6.5%
    Eli Fruchter ....................................    610,596           6.6%
    Deutsche Bank....................................    750,000           8.1%

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

                                     NASDAQ          TEL AVIV STOCK EXCHANGE
                              -------------------    -----------------------
YEAR                           HIGH         LOW         HIGH         LOW
----                          -------     -------      -------     -------
1999 ....................     $ 7.188     $ 1.750           --          --
2000 ....................     $43.750     $ 5.500           --          --
2001 ....................     $19.250     $  2.70           --          --
2002 ....................     $ 16.45     $  3.97      $14.864     $ 6.160
2003 ....................     $ 11.20     $  3.88      $ 11.10     $  4.78

QUARTERLY STOCK INFORMATION

         The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq Market and the Tel Aviv Stock Exchange:

                                     NASDAQ          TEL AVIV STOCK EXCHANGE
                              -------------------    -----------------------
2002                           HIGH         LOW         HIGH         LOW
----                          -------     -------      -------     -------
First quarter ...........     $ 14.00     $  6.07
Second quarter ..........       16.45        5.02      $14.864     $ 8.995
Third quarter ...........        8.98        5.95        9.569       6.836
Fourth quarter ..........        7.60        3.79        7.080       6.160

2003
----
First quarter ...........     $   6.2     $  3.88      $  6.86     $  4.78
Second quarter ..........        8.33        4.47         8.17        4.86
Third quarter ...........        9.80        6.41        10.05        7.23
Fourth quarter ..........       11.20        8.50        11.10        8.94

MONTHLY STOCK INFORMATION

2003
----
October .................     $ 11.20     $  8.60      $ 11.10     $  9.47
November ................       11.97        8.50        10.66        8.94
December ................       10.75        9.01        10.55        9.72

2004
----
January .................     $ 12.17     $  9.25      $ 12.12     $  9.78
February ................       10.42        7.95        10.66        9.14
March (thru March 30) ...         9.4        8.02         9.24        7.95


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

Sale, Exchange or Other Disposition of the Ordinary Shares

         The sale, exchange or other disposition of ordinary shares will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder's tax basis in the ordinary shares (determined in U.S. dollars). Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder's holding period of the ordinary shares exceeds one year at the time of the disposition. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Under the United States-Israel Tax Treaty and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

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

                                              Year Ended December 31,
                                   -------------------------------------------
                                            2002                   2003
                                   --------------------    -------------------
            Services Rendered        Fees   Percentages     Fees   Percentages
        ------------------------   -------- -----------    ------- -----------
        Audit (1)...............   $ 35,000      26%       $35,000     58%
        Audit-related (2).......   $ 99,000      72%       $20,000     33%
        Tax (3).................   $  3,000       2%       $ 5,000      9%
        Total ..................   $137,000     100%       $60,000    100%

        ------------
        (1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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


PART III

ITEM 17. FINANCIAL STATEMENTS.

              Not applicable

ITEM 18. FINANCIAL STATEMENTS.

         See pages F-1 - F-42 incorporated herein..

                       LANOPTICS LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                                 IN U.S. DOLLARS




                                      INDEX


                                                                         PAGE
                                                                         ----

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 F-2

 CONSOLIDATED BALANCE SHEETS                                           F-3 - F-4

 CONSOLIDATED STATEMENTS OF OPERATIONS                                    F-5

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)               F-6

 CONSOLIDATED STATEMENTS OF CASH FLOWS                                 F-7 - F-8

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           F-9 - F-34


                                - - - - - - - -

[ERNST & YOUNG LOGO]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                                 LANOPTICS LTD.


         We have audited the accompanying consolidated balance sheets of LanOptics Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' deficiency and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.



Tel-Aviv, Israel                                KOST FORER GABBAY & KASIERER
February 17, 2004                               A Member of Ernst & Young Global
(except as to Note 18, which is dated
March 8, 2004 and as to Note 1b
dated December 21, 2004)

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                 DECEMBER 31,
                                                             ------------------
                                                               2003       2002
                                                             -------    -------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                  $14,148    $ 4,036
  Available-for-sale securities (Note 3)                       5,414      6,644
  Trade receivables                                              438        362
  Other accounts receivable and prepaid expenses (Note 4)        353        532
  Inventories (Note 5)                                           404        377
                                                             -------    -------

Total current assets                                          20,757     11,951
                                                             -------    -------

LONG-TERM INVESTMENTS:
  Prepaid development and production costs (Note 6)              522        656
  Severance pay fund                                           1,249        939
                                                             -------    -------

Total long-term investments                                    1,771      1,595
                                                             -------    -------

PROPERTY AND EQUIPMENT, NET (Note 7)                             564        857
                                                             -------    -------

OTHER ASSETS: (Note 1d, 8)
  Technology, net                                                873      1,112
                                                             -------    -------

Total assets                                                 $23,965    $15,515
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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                   DECEMBER 31,
                                                              ---------------------
                                                                2003         2002
                                                              --------     --------
    LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
  Trade payables                                              $    202     $    506
  Other accounts payable and accrued expenses (Note 9)           2,462        2,296
                                                              --------     --------

Total current liabilities                                        2,664        2,802
                                                              --------     --------
LONG-TERM LIABILITIES:
  Accrued severance pay                                          1,536        1,196
  Long-term loan (Note 10)                                       1,383           --
                                                              --------     --------

                                                                 2,919        1,196
                                                              --------     --------

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS                  103          214
                                                              --------     --------

PREFERRED SHARES IN A SUBSIDIARY                                20,991       20,991
                                                              --------     --------

REDEEMABLE PREFERRED SHARES IN A SUBSIDIARY (Note 1d)           11,432           --
                                                              --------     --------

WARRANTS ISSUED BY A SUBSIDIARY                                    176           --
                                                              --------     --------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' DEFICIENCY:
  Share capital (Note 12):
    Ordinary shares of NIS 0.02 par value -
    Authorized: 30,000,000 shares at December 31, 2003 and
    2002; Issued and outstanding: 9,250,535 and 8,465,535
    shares at December 31, 2003 and 2002, respectively              64           60
  Additional paid-in capital                                    39,516       33,743
  Accumulated other comprehensive income                            16           21
  Accumulated deficit                                          (53,916)     (43,512)
                                                              --------     --------

Total shareholders' deficiency                                 (14,320)      (9,688)
                                                              --------     --------

Total liabilities and shareholders' deficiency                $ 23,965     $ 15,515
                                                              ========     ========

    The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                         YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------
                                                                 2003            2002            2001
                                                             -----------     -----------     -----------
Revenues (Note 14)                                           $     1,756     $       465     $        --
Costs of revenues                                                    624             163              --
Amortization of developed technology                                 239              90              --
                                                             -----------     -----------     -----------

Gross profit                                                         893             212              --
                                                             -----------     -----------     -----------
Operating expenses:
  Research and development                                         7,219           8,075           7,434
  In-process research and development write-off                       --           3,928              --
  Selling and marketing, net                                       2,191           1,913           1,327
  General and administrative                                       1,469           1,288           1,005
                                                             -----------     -----------     -----------

                                                                  10,879          15,204           9,766
                                                             -----------     -----------     -----------

Operating loss                                                    (9,986)        (14,992)         (9,766)
Financial income (expenses), net (Note 15)                          (415)            638           1,308
Other income (expenses), net                                          (3)             --              15
                                                             -----------     -----------     -----------

Loss from continuing operations, before minority interest        (10,404)        (14,354)         (8,443)
Minority interest in losses of a subsidiary                           --              --              80
                                                             -----------     -----------     -----------

Loss from continuing operations                                  (10,404)        (14,354)         (8,363)
                                                             -----------     -----------     -----------
Discontinued operations:
  Income from discontinued operations of a segment of
    a business                                                        --              51             793
                                                             -----------     -----------     -----------

Net loss                                                     $   (10,404)    $   (14,303)    $    (7,570)
                                                             ===========     ===========     ===========

Net loss per share from continuing operations                $     (1.23)    $     (1.85)    $     (1.15)
                                                             ===========     ===========     ===========

Net earnings per share from discontinued operations          $        --     $        --     $      0.11
                                                             ===========     ===========     ===========

Net loss per share                                           $     (1.23)    $     (1.85)    $     (1.04)
                                                             ===========     ===========     ===========
Weighted average number of Ordinary shares used in
  computing net earnings (loss) per share                      8,484,120       7,744,593       7,287,715
                                                             ===========     ===========     ===========


    The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                        ACCUMULATED
                          NUMBER OF SHARES                                 OTHER                                        TOTAL
                        ---------------------              ADDITIONAL  COMPREHENSIVE                     TOTAL       SHAREHOLDERS'
                         ORDINARY    DEFERRED    SHARE      PAID-IN        INCOME       ACCUMULATED   COMPREHENSIVE     EQUITY
                          SHARES      SHARES     CAPITAL    CAPITAL        (LOSS)         DEFICIT         LOSS       (DEFICIENCY)
                        ----------  ---------  ----------  ----------   -----------     -----------   ------------   -----------
Balance as of
  January 1, 2001        7,284,652     1,000    $    56     $ 24,777       $   119       $ (21,639)                   $   3,313

Exercise of options          6,125        --      (* --           15                            --                           15
Comprehensive loss:
Other comprehensive
  loss - unrealized
  losses on
  available-for-sale
  securities                    --        --         --           --          (119)             --           (119)         (119)
Net loss                        --        --         --           --            --          (7,570)        (7,570)       (7,570)
                        ----------  ---------  ----------  ----------   -----------     -----------   ------------   -----------
Total comprehensive
  loss                                                                                                 $   (7,689)
                                                                                                      ============
Balance as of
  December 31, 2001      7,290,777     1,000         56        24,792           --         (29,209)                      (4,361)

Issuance of shares,
  net                    1,153,508        --          4        8,898            --              --                        8,902
Exercise of options         21,250        --      (* --           53            --              --                           53
Retirement of
  deferred shares               --    (1,000)        --           --            --              --                           --
Comprehensive loss:
Other comprehensive
  gain unrealized
  gain on
  available-for-sale
  securities                                                                    21                     $       21            21
Net loss                        --        --         --           --            --         (14,303)       (14,303)      (14,303)
                        ----------  ---------  ----------  ----------   -----------     -----------   ------------   -----------
Total comprehensive
  loss                                                                                                 $  (14,282)
                                                                                                      ============
Balance as of
  December 31, 2002      8,465,535        --         60        33,743           21         (43,512)                      (9,688)

Issuance of shares,
  net                      750,000        --          4        5,637            --              --                        5,641
Exercise of options         35,000        --      (* --           93            --              --                           93
Compensation related
  to options granted
  to employees                  --        --         --           43            --              --                           43
Comprehensive loss:
Other comprehensive
  loss - unrealized
  losses on
  available-for-sale
  securities                    --        --         --           --            (5)             --     $       (5)           (5)
Net loss                        --        --         --           --            --         (10,404)       (10,404)      (10,404)
                        ----------  ---------  ----------  ----------   -----------     -----------   ------------   -----------
Total comprehensive
  loss                                                                                                 $  (10,409)
                                                                                                      ============
Balance as of
  December 31, 2003      9,250,535        --    $     64    $ 39,516       $    16       $ (53,916)                   $ (14,320)
                        ==========  =========  ==========  ==========   ===========     ===========                  ===========

*) Represents an amount lower than $ 1.


   The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                           YEAR ENDED DECEMBER 31,
                                                                     ----------------------------------
                                                                       2003         2002          2001
                                                                     --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                             $(10,404)    $(14,303)    $ (7,570)
Adjustments to reconcile net loss to net cash used in operating activities:
  Income from discontinued operations                                      --          (51)        (793)
  Depreciation and amortization                                           784          746          468
  Amortization of prepaid production and development costs                134          509          542
  Write-off of in-process research and development                         --        3,928           --
  Gain on sale of available-for-sale securities                          (126)        (566)      (1,189)
  Minority interest in losses of a subsidiary                              --           --          (80)
  Accrued interest on Redeemable Preferred shares in a subsidiary         504           --           --
  Loss (gain) on sale of property and equipment                             3           --           (5)
  Accrued severance pay, net                                               30          (47)         129
  Accretion of discount on long-term loan                                  59           --           --
  Stock-based compensation related to options granted to
    employees                                                              43           --           --
  Increase in trade receivables                                           (76)        (362)          --
  Decrease (increase) in other accounts receivable and prepaid
    expenses                                                              179         (236)        (178)
  Increase in inventory                                                   (27)        (377)          --
  Increase (decrease) in trade payables                                  (304)         184         (116)
  Increase in other accounts payable and accrued expenses                 166          876        1,095
                                                                     --------     --------     --------

Net cash used in continuing operating activities                       (9,035)      (9,699)      (7,697)
Net cash used in discontinued operations                                 (111)        (244)      (1,846)
                                                                     --------     --------     --------

Total net cash used in operating activities                            (9,146)      (9,943)      (9,543)
                                                                     --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in available-for-sale securities                            (6,493)      (3,142)     (12,523)
Proceeds from short-term bank deposits                                     --           --       10,997
Proceeds from sale of available-for-sale securities                     7,844       14,758       10,248
Purchase of property and equipment                                       (265)        (435)      (1,105)
Proceeds from sale of property and equipment                               10           --           70
                                                                     --------     --------     --------

Net cash provided by investing activities                               1,096       11,181        7,687
                                                                     --------     --------     --------


    The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                         YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------
                                                                   2003          2002           2001
                                                                ----------    ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net                                              5,641            --             --
Issuance of Redeemable Preferred shares in a subsidiary, net        10,928            --             --
Proceeds from exercise of options                                       93            53             15
Issuance expenses                                                       --           (53)            --
Proceeds from long-term loan                                         1,324            --             --
Proceeds from issuance of warrants by a subsidiary                     176            --             --
                                                                ----------    ----------     ----------

Net cash provided by financing activities                           18,162            --             15
                                                                ----------    ----------     ----------

Increase (decrease) in cash and cash equivalents                    10,112         1,238         (1,841)
Cash and cash equivalents at the beginning of the year               4,036         2,798          4,639
                                                                ----------    ----------     ----------

Cash and cash equivalents at the end of the year                $   14,148    $    4,036     $    2,798
                                                                ==========    ==========     ==========

NON-CASH ACTIVITIES:

Investment in a subsidiary in consideration for the
  issuance of shares (Note 1c):
  Property and equipment                                        $       --    $      204     $       --
  Prepaid development and production costs                              --           160             --
  Technology                                                            --        (1,203)            --
  Preferred shares in a subsidiary                                      --        (4,188)            --
  In-process research and development                                   --        (3,928)            --
                                                                ----------    ----------     ----------

Issuance of shares                                              $       --    $   (8,955)    $       --
                                                                ==========    ==========     ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:

Cash paid during the period for:
  Interest                                                      $       54    $       --     $       --
                                                                ==========    ==========     ==========


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

         b. On January 1, 2004, the Company adopted generally accepted accounting principles in the United States ("U.S. GAAP") as its primary basis of accounting, marking the completion of its transition from accounting and reporting in accordance whit Israeli GAAP, with supplemental reporting under US GAAP on a reconciliation basis, to reporting on a full US GAAP basis. Accordingly, the Company's consolidated financial statements included herein are presented for the first time on a full US GAAP basis.

         c. On February 5, 2001, the management decided to close NetGuard's activities, which developed and marketed Internet security software applications such as Guardian Pro that includes Guardian Firewall and Bandwidth control software. As discussed above, this determination along with those taken in 1998 regarding the closure of NetXchange comprised the discontinuation of the Internet applications segment. The Company accounted for the closing of NetGuard in accordance with APB- 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB- 30") and EITF 95-18 "Accounting and Reporting for a Discontinued Business Segment when the Measurement Date Occurs after the Balance Sheet Date but before the Issuance of Financial Statements" ("EITF 95-18").

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

                                                                    YEAR ENDED
                                                                    DECEMBER 31,
                                                                        2001
                                                                   -------------

                  Revenues                                         $      1,092
                  Cost of revenues                                         (260)
                  Research and development expenses                        (126)
                  Selling, general and administrative expenses             (504)
                  Financial income                                           19
                                                                   -------------

                  Net income                                       $        221
                                                                   =============

         d. On December 31, 2002, following two quarters of minimal operations related to the networking solutions products ("legacy products), and based on management expectations for minimal future operations related to these products, management decided to account for its legacy operations as a discontinuation of a business in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), in the financial statements as of December 31, 2002. Accordingly, the results of operations of the legacy operations for the two years ended December 31, 2002, have been reported separately as discontinued operations in the statements of operations. In addition, the liabilities attributed to the discontinued operations have been reported separately in the balance sheets as of December 31, 2001 and 2002.

                  The results of operations of legacy operations are summarized as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                                  --------------------------
                                                                      2002           2001
                                                                  -----------    -----------
                  Revenues                                         $     61       $  1,449
                  Cost of revenues                                       (5)        (1,049)
                  Selling, general and administrative expenses           (5)          (197)
                  Other income, net                                      --            346
                  Minority interest in losses of a subsidiary            --             23
                                                                  -----------    -----------

                  Net income                                       $     51       $    572
                                                                  ===========    ===========

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 1:- GENERAL (CONT.)

         e. On August 19, 2002, the Company acquired 2,777,778 Preferred A shares and 737,462 Preferred B shares of EZchip, in consideration of the issuance of 1,153,508 Ordinary shares of the Company. The total fair value of the Ordinary shares issued for the acquisition is $ 8,955, (determined, based on the average price of LanOptics' Ordinary shares two day before and after the announcement date of the transaction). The transaction was accounted for according to the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired based upon their estimated fair values at the date of acquisition. Since the fair value of the identifiable net assets acquired exceeds the cost, the excess over cost (i.e., negative goodwill) reduced, on a pro rata basis, amounts assigned to all of the acquired assets, including purchased research and development that was written off in accordance with FIN4.

                  The purchase price allocation is as follows:

                   EZchip Preferred A and B shares acquired        $    4,188
                   Intangible assets acquired:
                     In-process research and development                3,928
                     Technology (1)                                     1,203
                     Property and equipment                              (204)
                     Prepaid development and production costs            (160)
                                                                   ----------

                   Total consideration                             $    8,955
                                                                   ==========

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

         f. EZchip currently depends mainly on a single manufacturer (IBM) for production of EZchip's products. If this manufacturer should be unable or unwilling to continue to manufacture EZchip's products in required volumes or on a timely basis, any resulting manufacturing delays could result in the loss of sales, which could adversely affect operating results.

         g. As for percentage of ownership and control in subsidiaries, see Note 17.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

         The Company's consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States.

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

         b.       Financial statements in U.S. dollars:

                  The functional currency of the Company is the U.S. dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The majority of the Company's operations are currently conducted in Israel, and most of the Israeli expenses are currently paid in New Israeli Shekels ("NIS"); however, most of the expenses are denominated and determined in U.S. dollars. Financing and investing activities, including equity transactions and cash investments, are made in U.S. dollars.

                  The subsidiary's revenues are generated in U.S. dollars. In addition, financing and investing activities, including loans, equity transactions and cash investments, are made in U.S. dollars. The subsidiary's management believes that the dollar is the primary currency of the economic environment in which the subsidiary operates. Thus, the functional and reporting currency of the subsidiary is the U.S. dollar.

                  Accordingly, monetary accounts maintained in currencies other than the dollar are remeasued into U.S. dollars in accordance with the Statement of Financial Accounting Standard Board No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transacation gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

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


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         e.       Marketable securities:

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

                  Cost is determined as follows:

                  Raw materials - using the weighted average method.

                  Work in progress and finished products - on the basis of calculated manufacturing costs.

         g.       Property and equipment:

                  Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

                                                                   %
                                                      --------------------------
                  Office furniture and equipment                   6
                  Computers, software and
                    electronic equipment                          33
                  Motor vehicles                                  15
                  Leasehold improvements              Over the term of the lease

                  The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                  During 2003, 2002 and 2001, the Company recorded impairment losses in the amount of $ 0, $ 0 and $ 210, respectively. The impairment in 2001 is related to the Company's plan to focus on the network processor market and was recorded in the statements of operations as discontinued operations loss.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         h.       Other assets:

                  Intangible assets acquired in a business combination for which date is on or after July 1, 2001, are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142"). Acquired technology is amortized over a weighted average period of 5 years.

         i. Redeemable Preferred shares in a subsidiary and Preferred shares in a subsidiary:

                  The investment by third parties in Redeemable Preferred shares in a subsidiary and Preferred shares in a subsidiary is presented as a separate component in the balance sheet, Redeemable Preferred shares in a subsidiary and Preferred shares in a subsidiary, respectively.

                  The Redeemable Preferred shares bear annual interest at the rate of 6%. Such interest is accrued and will be paid only upon redemption of such shares.

         j.       Research and development costs:

                  Research and development costs are charged to expenses as incurred.

         k.       Severance pay:

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

                  Severance expenses (income) for the years ended December 31, 2003, 2002 and 2001 were $ 18, $ (25) and $ 107, respectively.

         l.       Income taxes:

                  The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes" ("SFAS No.109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         m.       Net earnings (loss) per share:

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

         n.       Accounting for stock based compensation:

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

                  The Company applies SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No.123 requires use of an option valuation model to measure the fair value of the options on the date of grant.

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


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  Pro forma information under SFAS 123:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------------------
                                                                          2003              2002              2001
                                                                     --------------    -------------    -------------
                  Loss from continuing operations as reported         $   (10,404)      $  (14,354)      $   (8,363)
                                                                     ==============    =============    =============

                  Income from discontinued operations as reported     $        --       $       51       $      793
                                                                     ==============    =============    =============

                  Net loss as reported                                $   (10,404)      $  (14,303)      $   (7,570)
                                                                     ==============    =============    =============
                  Add: stock-based employee compensation expense
                    determined under fair value based method          $      (387)      $     (204)      $     (174)
                                                                     ==============    =============    =============
                  Deduct: stock-based employee compensation
                    expense included in reported net loss             $        43       $       --       $       --
                                                                     ==============    =============    =============

                  Pro forma loss from continuing operations           $   (10,748)      $  (14,558)      $   (8,537)
                                                                     ==============    =============    =============

                  Pro forma income from discontinued operations       $        --       $       51       $      793
                                                                     ==============    =============    =============

                  Pro forma net loss                                  $   (10,748)      $  (14,507)      $   (7,744)
                                                                     ==============    =============    =============
                  Pro forma net loss per share from continuing
                    operations                                        $     (1.27)      $    (1.87)      $    (1.17)
                                                                     ==============    =============    =============
                  Pro forma net earnings per share from
                    discontinued operations                           $        --       $       --       $     0.11
                                                                     ==============    =============    =============

                  Pro forma net loss per share                        $     (1.27)      $    (1.87)      $    (1.06)
                                                                     ==============    =============    =============

         o.       Warranty costs:

                  The Company provided a three-year warranty for its discontinued LanOptics hardware products - the warranty for the last products that were sold will end in December 2004. The warranty was provided at no extra charge. A provision was recorded for estimated warranty costs based on the Company's experience. EZChip has a 90 days limited warranty obligation for its products.

         p.       Revenue recognition:

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


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

         q.       Non-royalty bearing grants:

                  The Company's subsidiary received non-royalty-bearing grants from the Fund for the Encouragement of Marketing Activity in the amount of $ 0, $ 75 and $ 25 during 2003, 2002 and 2001, respectively. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a reduction in sales and marketing expenses.

         r.       Advertising expenses:

                  Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $ 169, $ 121 and $ 48, respectively.

         s.       Concentrations of credit risk:

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

         t.       Fair value of financial instruments:

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

                  The fair value of marketable securities is based on quoted market prices. If the market value is lower than the amortized cost for an other-than-temporary period, then the marketable securities are amortized to their market value. As for the fair value of the marketable securities see Note 3e.

         u.       Recently issued accounting pronouncements in the U.S.:

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


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 3:- MARKETABLE SECURITIES

                                                        2003                                   2002
                                       ------------------------------------     ------------------------------------
                                                       GROSS                                   GROSS
                                       AMORTIZED    UNREALIZED      MARKET      AMORTIZED    UNREALIZED      MARKET
                                          COST         GAINS        VALUE         COST         GAINS         VALUE
                                       ---------    ----------     --------     ---------     --------      --------
         AVAILABLE-FOR-SALE:
         U.S. and European corporate
           debts securities            $  5,398      $     16      $  5,414     $  6,623      $     21      $  6,644
                                       ========      ========      ========     ========      ========      ========

                                                                                               2003
                                                                                ------------------------------------
                                                                                  AMORTIZED              MARKET
                                                                                     COST                 VALUE
                                                                                ---------------      ---------------
         Available-for-sale:
         Matures in one year                                                    $     2,075           $      2,073
         Matures after one year                                                       3,344                  3,341
                                                                               ----------------      ---------------

         Total                                                                  $     5,419           $      5,414
                                                                               ================      ===============

         The gross realized gains on sale of available-for-sale securities totaled $ 126, $ 566 and $ 1,189 in 2003, 2002 and 2001, respectively.

         As of December 31, 2003, 2002 and 2001, the unrealized gain (losses) amounted to $ (5), $ 21 and $ 119, respectively.


NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                        DECEMBER 31,
                                               ----------------------------
                                                   2003            2002
                                               ------------    ------------
         Government authorities                $         46    $        209
         Employees                                       46              71
         Prepaid expenses                               232             198
         Unbilled receivables                            25              25
         Others                                           4              29
                                               ------------    ------------

                                               $        353    $        532
                                               ============    ============

NOTE 5:- INVENTORIES

         Raw materials                         $        159    $         94
         Work in progress                                24               3
         Finished products                              221             280
                                               ------------    ------------

                                               $        404    $        377
                                               ============    ============

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 6:- PREPAID DEVELOPMENT AND PRODUCTION COSTS

         During 2000, the Company recorded prepaid development and production costs in the amount of $ 2,134 pursuant to an agreement signed between EZChip and IBM. According to the agreement, EZChip issued to IBM fully vested non-forfeitable Ordinary shares and is also obligated to future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, which consists of the following: Development - Access to unique semiconductor communications cores and technologies, such as Cu-11, Production - IBM will develop specialized high-performance embedded DRAM cores, which meet the requirements of EZChip's 10-Gigabit wire-speed processing. The fair value of these services was measured in accordance with EITF 96-18 "Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services" ("EITF 96-18") and recorded as an asset in accordance with EITF 00-18 " Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees" ("EITF 00-18").

         The Ordinary shares that were issued were valued in accordance with EZChip's fair value at the date of this agreement based on a valuation performed by the Company's CFO. In addition, the Company performed a valuation of the development services, based on estimations performed by the Company's CEO of the scope of the anticipated efforts involved, using his best judgment and experience, as well as his acquaintance with the market price for similar development services. As support for the CEO's estimation, the Company also reviewed negotiations for comparable transactions, which indicated similar prices for IBM's development services. The remainder of the value of the shares issued to IBM was allocated to production services. Accordingly, prepaid costs totaling $ 2,134, were allocated between prepaid development services of $ 1,500, and prepaid production services of $ 634.

         Development   costs  are  amortized  upon   achievement  of  milestones
         determined in the agreement.

         Production costs are included in cost of sales based on quantities produced. The production costs are amortized according to the ratio of units produced and the estimated units to be manufactured.

         For the year ended December 31, 2003, 2002 and 2001, amortization expenses related to the development costs amounted to $ 122, $ 505 and $ 542, respectively and the amortization expenses related to the production cost amounted to $ 12, $ 4 and $ 0, respectively.

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


NOTE 7:- ROPERTY AND EQUIPMENT

                                                                  DECEMBER 31,
                                                           ------------------------
                                                               2003          2002
                                                           ----------    ----------
         Cost:
           Office furniture and equipment                  $        5    $        7
           Computers, software and electronic equipment         2,781         2,520
           Motor vehicles                                          62            82
           Leasehold improvements                                  47            42
                                                           ----------    ----------

                                                                2,895         2,651
                                                           ----------    ----------
         Accumulated depreciation:
           Office furniture and equipment                           1             1
           Computers, software and electronic equipment         2,286         1,756
           Motor vehicles                                          31            31
           Leasehold improvements                                  13             6
                                                           ----------    ----------

                                                                2,331         1,794
                                                           ----------    ----------

         Depreciated cost                                  $      564    $      857
                                                           ==========    ==========

         Depreciation expenses for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $ 545, $ 655 and $ 468, respectively.


NOTE 8:- OTHER ASSETS

                                                               DECEMBER 31,
                                                        ------------------------
                                                            2003          2002
                                                        ----------    ----------
         Cost:
           Technology                                   $    1,203    $    1,203
                                                        ----------    ----------

         Accumulated amortization                              330            91
                                                        ----------    ----------

         Amortized cost                                 $      873    $    1,112
                                                        ==========    ==========

         Amortization expenses for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $ 239, $ 91 and $ 0, respectively.


NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                               DECEMBER 31,
                                                        ------------------------
                                                            2003          2002
                                                        ----------    ----------
         Employees and payroll accruals                 $    1,199    $    1,060
         Accrued expenses                                      843           766
         Deferred revenues                                     420           468
         Others                                                 --             2
                                                        ----------    ----------

                                                        $    2,462    $    2,296
                                                        ==========    ==========

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 10:- LONG-TERM LOAN

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

         The warrant was accounted for according to APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB 14"). Under APB 14, the fair value of the warrants was calculated using the Black-Scholes valuation model with the following assumptions: a risk-free interest rate of 1.38%, a dividend yield of 0%, a volatility of 0.5 and a weighted average expected life of eight years. The fair value of the warrants was presented as "warrants issued by a subsidiary", and accordingly as a discount on the loan. The discount is recorded as financial expenses over a period of two years, based on the assumption that the loan will be repaid in March 2005.


NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

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


NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

         b.       Lease commitments:

                  (1) The Company and its subsidiaries lease their facilities under operating lease agreements, which will expire in 2007. The minimum lease payments under non-cancelable operating leases are as follows:

                                               YEAR ENDED
                                              DECEMBER 31,
                                              ------------
                              2004            $        339
                              2005                     339
                              2006                     339
                              2007                      28
                                              ------------
                                              $      1,045
                                              ============

                           In case the Company will decide to terminate the operating lease agreement earlier, the Company will pay compensation in an amount of $ 20 to $ 60.

                           The Company's subsidiary leases two offices in the U.S. under lease agreement, which renews every six months for a monthly payment of $ 5.

                           Rent expenses for the years ended December 31, 2003, 2002 and 2001, amounted to $ 370, $ 410 and $ 383, respectively.

                  (2) The Company and its subsidiary lease motor vehicles under operating lease agreements, which will expire in 2006. The minimum lease payments under non-cancelable operating leases are as follows:

                                               YEAR ENDED
                                              DECEMBER 31,
                                              ------------
                              2004            $        198
                              2005                      85
                              2006                      35
                                              ------------
                                              $        318
                                              ============

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


NOTE 12:- SHAREHOLDERS' EQUITY

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


NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

                  d)       Dividend preference:

                           Each holder of Preferred shares shall be entitled to receive, when and if declared, non-cumulative dividends at the rate of 6% per annum from the original purchase date, prior and in preference to any declaration or payment of any dividend to the holders of Ordinary shares.

                           The dividend preference shall be allocated on a pro-rata basis between the holders of Series A Preferred shares, the holders of Series B Preferred shares, and the holders of Series C Preferred shares.

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


NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

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


NOTE 12:-     SHAREHOLDERS' EQUITY (CONT.)

                  The following table is a summary of activity for the Company's stock options plans:

                                                                   YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------------------------------
                                                 2003                       2002                        2001
                                      --------------------------- --------------------------  --------------------------
                                                      WEIGHTED                   WEIGHTED                    WEIGHTED
                                                      AVERAGE                     AVERAGE       NUMBER        AVERAGE
                                         NUMBER       EXERCISE       NUMBER      EXERCISE         OF         EXERCISE
                                       OF OPTIONS      PRICE       OF OPTIONS      PRICE        OPTIONS        PRICE
                                      ------------  ------------  ------------  ------------  ------------  ------------
                  Outstanding at
                   beginning of year   258,739       $    4.01     294,989       $    3.92     313,614       $  3.95
                   Granted              90,250       $    6.93          --       $      --      20,000       $  4.15
                   Exercised           (35,000)      $    2.68     (21,250)      $    2.5       (6,125)      $  2.50
                   Forfeited                --       $      --     (15,000)      $    4.25     (32,500)      $  4.65
                                      ------------                ------------                ------------
                  Outstanding at                                                                             $  3.92
                    end of year        313,989       $    5.00     258,739       $    4.01     294,989
                                      ============  ============  ============  ============  ============  ============
                  Exercisable
                   options at end
                   of year             238,989       $    4.45     247,239       $    4        231,660       $  3.87
                                      ============  ============  ============  ============  ============  ============

                  The options outstanding as of December 31, 2003, have been separated into exercise prices, as follows:

                                                                                                              WEIGHTED
                                        OPTIONS          WEIGHTED                            OPTIONS          AVERAGE
                                      OUTSTANDING         AVERAGE         WEIGHTED         EXERCISABLE       EXERCISE
                                         AS OF           REMAINING         AVERAGE            AS OF          PRICE OF
                   EXERCISE           DECEMBER 31,      CONTRACTUAL       EXERCISE        DECEMBER 31,        OPTIONS
                   PRICE                  2003             LIFE             PRICE             2003          EXERCISABLE
                  ---------------   -----------------  -------------    --------------   ----------------   ------------
                                                           YEARS
                                                       -------------
                   $   2.5               7,000            3.13           $   2.5              7,000           $   2.5
                   $   4.15             16,250            2.87           $   4.15            11,250           $   4.15
                   $   4.234           194,739            0.82           $   4.234          194,739           $   4.234
                   $   6                 6,000            0.99           $   6                6,000           $   6
                   $   6.93             90,000            9.85           $   6.93            20,000           $   6.93
                                    -----------------                                    ----------------
                                       313,989                           $   5.00           238,989           $   4.45
                                    =================                   ==============   ================   ============

                  Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to the market price of the shares at date of grant are as follows:

                                                                       FOR EXERCISE PRICES ON THE DATE OF GRANT THAT
                                                                                     EQUAL MARKET PRICE
                                                                      -------------------------------------------------
                                                                                        DECEMBER 31,
                                                                      -------------------------------------------------
                                                                           2003             2002             2001
                                                                      ---------------- ---------------  ---------------
                  Weighted average exercise price                      $      6.93      $     --         $      4.15
                  Weighted average fair value on date of grant         $      3.43      $     --         $      3.62

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

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

                  The following table is a summary of activity (except options to consultants) for EZchip's stock option plans:

                                                                YEAR ENDED DECEMBER 31,
                                     ----------------------------------------------------------------------------------
                                                2003                       2002                        2001
                                     --------------------------- --------------------------  --------------------------
                                                     WEIGHTED                   WEIGHTED                    WEIGHTED
                                                     AVERAGE                     AVERAGE                     AVERAGE
                                        NUMBER       EXERCISE       NUMBER      EXERCISE       NUMBER       EXERCISE
                                      OF OPTIONS      PRICE       OF OPTIONS      PRICE       OF OPTIONS      PRICE
                                     ------------- ------------- ------------- ------------  ------------  ------------
                  Outstanding at
                   beginning of
                   year               5,475,024     $    0.66     5,492,211      $    0.65    3,516,500     $    0.45

                   Granted            2,810,732     $    0.82        90,000      $    1.0     2,078,711     $    1.00
                   Exerceised           (26,250)    $    1               --      $      --           --     $      --
                   Forfeited            (79,032)    $    0.94      (107,187)     $    0.79     (103,000)    $    0.61
                                     -------------               -------------               ------------
                  Outstanding at
                   end of year        8,180,474     $    0.71     5,475,024      $    0.66    5,492,211     $    0.65
                                     ============= ============= ============= ========== == ============  ============
                  Exercisable
                   options at end
                   of year            4,653,275     $    0.6      3,236,149      $    0.53    1,654,375     $    0.40
                                     ============= ============= ============= ========== == ============  ============

                  The options outstanding as of December 31, 2003, have been separated into exercise prices as follows:

                                                                                                           WEIGHTED
                                     OPTIONS           WEIGHTED                           OPTIONS           AVERAGE
                                   OUTSTANDING          AVERAGE         WEIGHTED        EXERCISABLE        EXERCISE
                                      AS OF            REMAINING        AVERAGE            AS OF           PRICE OF
                  EXERCISE         DECEMBER 31,       CONTRACTUAL       EXERCISE        DECEMBER 31,        OPTIONS
                  PRICE                2003              LIFE            PRICE              2003           EXERCISABLE
                  -------------- -----------------   --------------   -------------   -----------------   ------------
                                                         YEARS
                                                     --------------
                  $   0.4            2,930,938           3.43           $   0.4          2,930,313          $    0.4
                  $   0.72             416,344           3.4            $   0.72           370,531          $    0.72
                  $   0.82           2,732,481           9.78           $   0.82            26,250          $    0.82
                  $   1              2,100,711           5.47           $   1            1,326,181          $    1
                             -----------------                                       --------------
                                     8,180,474           6.04           $   0.71         4,653,275          $    0.6
                             =================                          ========     ==============       ============

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

                  Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to the market price of the shares at date of grant are as follows:

                                                                   FOR EXERCISE PRICES ON THE DATE OF GRANT THAT
                                                                                 EQUAL MARKET PRICE
                                                                  -------------------------------------------------
                                                                                    DECEMBER 31,
                                                                  -------------------------------------------------
                                                                       2003             2002             2001
                                                                  ---------------- ---------------  ---------------
                  Weighted average exercise price                   $      0.82      $      1.00      $      1.00
                  Weighted average fair value on date of grant      $      0.35      $      0.41      $      0.45

                  The subsidiary's outstanding options to consultants as of December 31, 2003, are as follows:

                                   OPTIONS FOR           EXERCISE
                  ISSUANCE           ORDINARY           PRICE PER          OPTIONS        EXERCISABLE
                  DATE                SHARES              SHARE          EXERCISABLE        THROUGH
                  -------------- -----------------   -----------------  --------------  -----------------
                  May 2000           15,000              $   0.72          15,000            May 2007

         c.       Repurchase of Ordinary shares:

                  The Company has received all necessary approvals in Israel to allow the repurchase of up to 10% of its outstanding shares (up to approximately 600,000 shares) in the open market, from time to time, at prevailing prices. As of December 31, 2003, 418,855 shares have been repurchased.

         d.       Dividends:

                  Dividends, when declared, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits (see Note 13b).


NOTE 13:- INCOME TAXES

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


NOTE 13:- INCOME TAXES (CONT.)

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

         c.       Available carry forward tax losses:

                  The Company and its subsidiaries have accumulated losses and deductions for tax purposes as of December 31, 2003 in the amount of approximately $ 47,749 as follows: $ 45,054 in Israel and $ 2,695 in the U.S.. In addition, the Company has capital losses in the amount of $ 21,711.

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


NOTE 13:-     INCOME TAXES (CONT.)

         d.       Deferred tax assets consist of the following:

                                                                         DECEMBER 31,
                                                                     -------------------
                                                                       2003        2002
                                                                     -------     -------
                  Accrued vacation pay and severance pay             $    50     $    37
                  Loss carryforward                                    6,925       5,860
                                                                     -------     -------

                  Deferred tax assets before valuation allowance       6,975       5,897
                  Less - valuation allowance                          (6,975)     (5,897)
                                                                     -------     -------

                  Net deferred tax assets                            $    --     $    --
                                                                     =======     =======

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

         e. Loss from continuing operations, before the minority interest, is comprised as follows:

                                            YEAR ENDED DECEMBER 31,
                               -------------------------------------------------
                                    2003             2002             2001
                               ---------------   --------------   --------------

                  Domestic     $      (9,121)      $ (13,236)       $    (8,237)
                  Foreign             (1,283)         (1,118)              (206)
                               ---------------   --------------   --------------

                               $     (10,404)      $ (14,354)       $    (8,443)
                               ===============   ==============   ==============


NOTE 14:- SEGMENTS AND GEOGRAPHIC INFORMATION

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


NOTE 14:-     SEGMENTS AND GEOGRAPHIC INFORMATION (CONT.)

         b. Total revenues are attributed to geographic areas based on location of end customers.

                  The following presents total revenues for the years ended December 31, 2003, 2002 and 2001 and long-lived assets, as of December 31, 2003, 2002 and 2001:

                                                 2003                       2002                      2001
                                       -------------------------  ------------------------- --------------------------
                                          TOTAL      LONG-LIVED     TOTAL       LONG-LIVED     TOTAL      LONG-LIVED
                                        REVENUES      ASSETS       REVENUES      ASSETS      REVENUES       ASSETS
                                       ------------ ------------  -----------  ------------ ------------ -------------
                  Israel                $     271    $   1,955     $    185     $   2,615    $    --      $  2,597
                  Far East                    993           --          275            --         --            --
                  North America               434            4            5            10         --             9
                  Others                       58           --           --            --         --            --
                                       ------------ ------------  -----------  ------------ ------------ -------------

                                        $   1,756    $   1,959     $    465     $   2,625    $    --      $  2,606
                                       ============ ============  ===========  ============ ============ =============

         c.       Major customer data as a percentage of total revenues:

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                            ------------------------------------
                                                 2003                 2002
                                            -------------        ---------------

                     Customer A                    -                  11%
                     Customer B                    -                  37%
                     Customer C                   13%                  -
                     Customer D                   9%                  10%
                     Customer E                   22%                 14%


NOTE 15:- FINANCIAL INCOME (EXPENSES)

                                                                     YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------
                                                             2003            2002            2001
                                                         -----------     -----------     -----------
         Income:
           Interest income                               $       207     $       566     $     1,225
           Foreign currency translation adjustments                3              76              96
                                                         -----------     -----------     -----------

                                                                 210             642           1,321
                                                         -----------     -----------     -----------
         Expenses:
           Interest and bank charges                              (8)             (4)            (13)
           Interest on a long-term loan                          (54)             --              --
           Interest on Redeemable Preferred shares in
             a subsidiary                                       (504)             --              --
           Amortization of discount on long-term loan            (59)             --              --
                                                         -----------     -----------     -----------

                                                                (625)             (4)            (13)
                                                         -----------     -----------     -----------

                                                         $      (415)    $       638     $     1,308
                                                         ===========     ===========     ===========

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 16:- BALANCE AND TRANSACTIONS WITH RELATED PARTIES

                                                                          YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------
                                                                  2003          2002           2001
                                                             -----------   ------------   ------------
           Legal expenses:
             Accrued legal expenses                          $      --     $     178      $     107
                                                            ============  =============  =============
             Professional fees to an entity controlled
               by a shareholder                              $     123     $      79      $      59
                                                            ============  =============  ================


NOTE 17:- SUBSIDIARIES

                                                                       PERCENTAGE       JURISDICTION OF
                                                                      OF OWNERSHIP       INCORPORATION
                                                                    ----------------   -----------------
                                                                            %
                                                                    ----------------
           EZchip Ltd. (1)                                                  51              Israel
           EZchip Inc. (2)                                                 100              U.S.A.
           LanOptics Inc. - inactive as of February 2002                   100              U.S.A.
           LanOptics Plc. - inactive as of June 2000                       100               U.K.
           NetGuard Ltd. - inactive as of February 2001                     92.5            Israel
           NetGuard Inc.(3) - inactive as of November 2000                 100              U.S.A.
           NetGuard Plc. (3) - inactive as of February 2001                100               U.K.
           NetExchange Ltd. - inactive as of December 1998                  90              Israel
           NetExchange Inc. (4) - inactive as of September 1998            100              U.S.A.

          (1) Represents the aggregate percentage of holdings in different classes of EZchip securities.
          (2)  Represents  the percentage of holdings of EZchip Ltd.
          (3)  Represents the percentage of holdings of NetGuard Ltd.
          (4)  Represents the percentage of holdings of NetExchange Ltd.


NOTE 18:- SUBSEQUENT EVENT

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


                                        LANOPTICS LTD.


                                        By: /s/ Meir D. Burstin
                                            ----------------------------------
                                            Dr. Meir D. Burstin
                                            Chairman of the Board of Directors

Dated:    December 23, 2004