Form 20-F
period 2004-12-31
LANOPTICS LTD
filed 2005-03-31
CIK 892534

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

       [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
        EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

                               YES [X]     NO [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 [_]     Item 18 [X]

This Report on Form 20-F is incorporated by reference into the Registrant's Form F-3 Registration Statements - File Nos. 333-112136 and 333-121611.

                                               TABLE OF CONTENTS
PART I                                                                                                         6
        Item 1.            Identity of Directors, Senior Management and Advisors                               6
        Item 2.            Offer Statistics and Expected Timetable                                             6
        Item 3.            Key Information                                                                     7
                           A. Selected Consolidated Financial Data                                             7
                           B. Capitalization and Indebtedness                                                  8
                           C. Reasons for the Offer and Use of Proceeds                                        8
        Item 4             Information On The Company                                                         18
                           A. History and Development of the Company                                          18
                           B. Business Overview                                                               19
                           C. Organizational Structure                                                        31
        Item 5.            Operating and Financial Review and Prospects                                       32
                           A. Results of Operations                                                           36
                           B. Liquidity and Capital Resources                                                 40
                           C. Research and Development, Patents and Licenses                                  42
                           D. Trend Information                                                               42
                           E. Off-Balance Sheet Arrangements                                                  43
                           F. Tabular Disclosure of Contractual Obligations                                   43
        Item 6.            Directors, Senior Management and Employees                                         44
                           A. Directors                                                                       44
                           B. Compensation of Directors and Officers                                          46
                           C. Board Practices                                                                 46
                           D. Employees                                                                       51
                           E. Share Ownership                                                                 52
        Item 7.            Major Shareholders and Related Party Transactions                                  53
                           A. Major Shareholders                                                              53
        Item 8.            Financial Information                                                              54
                           A. Consolidated Statements and Other Financial Information                         54
        Item 9.            Offer and Listing                                                                  55
                           A. Listing Details                                                                 55
        Item 10.           Additional Information                                                             57
                           A. Memorandum and Articles of Association                                          57
        Item 11.           Quantitative and Qualitative Disclosures About Market Risk                         70
        Item 12.           Description of Securities Other Than Equity Securities                             71

PART II                                                                                                       71
        Item 13.           Defaults, Dividend Arrearages and Delinquencies                                    71
        Item 14.           Material Modifications to the Rights of Security Holders and Use of
                           Proceeds                                                                           71
        Item 15.           Controls and Procedures                                                            71
        Item 16.           [Reserved]                                                                         72
        Item 16A.          Audit Committee Financial Expert                                                   72
        Item 16B.          Code of Ethics                                                                     72
        Item 16C.          Principal Accounting Fees and Services                                             72
        Item 16D.          Exemptions from The Listing Requirements and Standards for Audit
                           Committee                                                                          73
        Item 16E.          Purchase of Equity Securities by the Issuer and Affiliates and Purchasers          73

PART III                                                                                                      73
        Item 17.           Financial Statements                                                               73
        Item 18.           Financial Statements                                                               73
        Item 19.           Exhibits                                                                           74

SIGNATURES                                                                                                    75

                                  INTRODUCTION

LanOptics Ltd. was incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate Local Area Networks, or LANs, and Wide Area Networks, or WANs. Our business now consists of the development and marketing of high performance network processors through our independent business unit, E.Z. Chip Technologies Ltd., or EZchip, an Israeli company in which we currently have a 53.4% ownership interest. As used in this Annual Report, the terms "we," "us" "our" and the "our company" mean LanOptics and its EZchip subsidiary taken together, unless otherwise expressly stated. Our ordinary shares are traded on the Nasdaq SmallCap Market, and on the Tel Aviv Stock Exchange under the symbol LNOP.

This Annual Report includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or US GAAP. Commencing January 1, 2004, we adopted U.S. GAAP for the preparation of our consolidated financial statements. Previously, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, and included a note describing the major differences between Israeli GAAP and US GAAP, as applicable to our company. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP.

All references in this Annual Report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on December 31, 2004 was NIS 4.308 per $1.00.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

                                 Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of our company have been prepared in accordance with US GAAP, and are derived from our audited consolidated financial statements and accompanying notes. The selected financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects", and the Consolidated Financial Statements included elsewhere in this Annual Report.

Revenues from our legacy networking operations have become immaterial. As a result, the related assets, liabilities and results of operations for the reported periods have been reclassified as "discontinued operations". The reclassification did not result in any changes to our net assets or net income
(loss) for the reported periods.


                                                            2000           2001          2002           2003           2004
                                                          -------         ------        -------        -------         ------
                                                                 (in thousands, except share and per share data)
Statement of operations data:
Revenues                                              $        --    $        --    $       465    $     1,756    $     4,746
Operating loss                                             (6,019)        (9,766)       (14,992)        (9,986)        (8,416)
Loss from continuing operations                            (5,868)        (8,363)       (14,354)       (10,404)        (9,154)
Net loss                                                  (10,637)        (7,570)       (14,303)       (10,404)        (9,154)

Per share data:
Net loss (basic and diluted)                                (1.56)         (1.04)         (1.85)         (1.23)         (0.98)
Net loss from continuing operations (basic and
diluted)                                                   (0.860)         (1.15)         (1.85)         (1.23)         (0.98)
Net profit (loss) from discontinuing operations
(basic and diluted)                                          (0.7)          0.11             --             --             --
Weighted average number of shares used in computing
net earnings (loss) per share                           6,804,043      7,287,715      7,744,593      8,484,120      9,365,181

Balance sheet data:
Working capital                                       $    25,684    $    19,220    $     9,149    $    17,990    $    25,048
Total assets                                               34,568         24,220         15,515         23,965         31,365
Long-term liabilities                                         830            990          1,196          2,919          1,985
Preferred shares of a subsidiary                           25,179         25,179         20,991         32,423         35,789
Shareholders' equity (deficiency)                     $     3,075    $    (4,361)   $    (9,688)   $   (14,320)   $    (9,891)

EXCHANGE RATE INFORMATION

The following tables sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in New Israeli Shekels per dollar.

                                                                      AT PERIOD
PERIOD                                       AVERAGE   HIGH     LOW      END
------                                       ------   -----    -----    -----
Twelve months ended December 31, 2000        4.077    4.198    3.967    4.041
Twelve months ended December 31, 2001        4.206    4.416    4.067    4.416
Twelve months ended December 31, 2002        4.738    4.994    4.416    4.737
Twelve months ended December 31, 2003        4.548    4.924    4.283    4.379
Twelve months ended December 31, 2004        4.478    4.634    4.308    4.308

PERIOD                                                    HIGH     LOW
------                                                   -----    -----
DECEMBER 2004                                            4.374    4.308
JANUARY 2005                                             4.414    4.352
FEBRUARY 2005                                            4.392    4.357
MARCH 2004 (AS OF MARCH 30)                              4.379    4.299

At March 30, 2005, the representative rate of exchange was NIS 4.379 = $1.00, as published by the Bank of Israel.

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

RISKS RELATING TO OUR BUSINESS

WE HAVE HAD A LIMITED OPERATING HISTORY IN THE NETWORK PROCESSOR INDUSTRY AND OUR FUTURE FINANCIAL RESULTS ARE DIFFICULT TO PREDICT.

     Our future success will be subject to the risks we will encounter in the network processor industry. We have a limited operating history in the network processor industry, with our first product sales in the second quarter of 2002 and total network product sales through December 31, 2004 of approximately $6.97 million. Our limited operating history makes it difficult to evaluate the prospects of our business. Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control. Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are unproven. As an early stage company in the developing network processor industry, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

     o    expand and enhance our product offerings;

     o    increase our revenues;

     o    diversify our sources of revenue;

     o    respond to technological changes; and

     o    respond to competitive market conditions.

     If we fail to address these risks and uncertainties, our results of operations will be adversely affected.

WE ARE DEPENDENT ON THE NETWORKING EQUIPMENT MARKET FOR OUR GROWTH AND IF IT DOES NOT GROW, THEN WE WILL NOT BE ABLE TO EXPAND OUR BUSINESS.

     The growth of our network processor business depends in part on increased acceptance and use of networking equipment. In particular, we depend on the ability of our target customers to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully. The market for networking equipment depends in part upon the market's acceptance of 10 Gigabit Ethernet technologies that enable the forwarding of data at a high speed. Ultimately, the 10 Gigabit Ethernet technologies development rate may be slower than we anticipate. If the use of networking equipment does not grow as we anticipate, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our network processors are not commercially successful, our growth will be impeded.

MANY OF OUR COMPETITORS AND POTENTIAL COMPETITORS ARE MUCH LARGER THAN US AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY, WE COULD LOSE OUR MARKET SHARE AND REVENUES.

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

     Highly complex products such as network processors may contain hardware or software defects or bugs. Often, these defects and bugs are not detected until after the products have been shipped. If any of our products contain defects, or have reliability, quality or compatibility problems, our reputation might be damaged significantly and customers might be reluctant to buy our products, which could result in the loss of or failure to attract customers. In addition, these defects could interrupt or delay sales. We may have to invest significant capital and other resources to correct these problems. If any of these problems are not found until after we have commenced commercial production of a new product, we might incur substantial additional development costs. If we fail to provide solutions to the problems, such as software upgrades or patches, we could also incur product recall, repair or replacement costs. These problems might also result in claims against us by our customers or others. In addition, these problems might divert technical and other resources from other development efforts. Moreover, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. This is particularly significant as we are relatively a new entrant to a market dominated by large, well-established companies.

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

     Our target customers, network equipment manufacturers, are likely to have varying requirements and may delay or alter their design demands during this standard-setting process. In response, we may have to redesign our products to suit these changing demands, which would likely delay the production of our future products and increase operating costs.

BECAUSE OUR PRODUCTS HAVE LENGTHY DESIGN AND DEVELOPMENT CYCLES, WE COULD EXPERIENCE DELAYS IN GENERATING REVENUES OR CANCELLATION OF CUSTOMER CONTRACTS.

     We may never generate significant revenues from our products after incurring significant design and development expenditures. A customer may decide to cancel or change its product plans, which could cause us to generate no revenue from that customer and adversely affect our results of operations. A delay or cancellation of a customer's plans could significantly adversely affect our financial results. Even after winning a design contract, a customer may not begin volume production of our equipment for a period of up to two years, if at all. Due to this lengthy design and development cycle, a significant period may elapse from the time we begin incurring expenses until the time we generate revenue from our products. We have no assurances that our customers will ultimately market and sell our equipment or that such efforts by our customers will be successful.

THE LOSS OF PERSONNEL COULD AFFECT OUR ABILITY TO DESIGN AND MARKET OUR
PRODUCTS.

     To succeed, we must retain and hire technical personnel highly skilled at the design and test functions used to develop high speed networking products and related software. The competition for such employees is intense. We, along with our competitors, customers and other companies in the communications industry, face intense competition for those employees from competitors and an increasing number of startup companies which are emerging with potentially lucrative employee ownership arrangements. Recruiting, hiring and retaining key personnel can also result in significant monetary costs.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR TECHNOLOGY OR OTHER INTELLECTUAL PROPERTY THROUGH PATENTS, COPYRIGHTS, TRADE SECRETS, TRADEMARKS AND OTHER MEASURES, OUR COMPETITORS COULD USE OUR PROPRIETARY INFORMATION AND WE COULD LOSE OUR COMPETITIVE ADVANTAGE.

     To compete effectively, we must protect our proprietary information. We rely on and intend to rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. Our failure to adequately protect our technology or other intellectual property from use by our competitors could jeopardize our competitive advantage, and result in a loss of customers. We have a number of issued patents, however, the patents that have been issued may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold. In addition, our competitors may be able to design around our patents.

OUR PRODUCTS EMPLOY TECHNOLOGIES THAT MAY INFRINGE ON THE PROPRIETARY RIGHTS OF THIRD PARTIES, WHICH MAY EXPOSE US TO LITIGATION AND PREVENT US FROM SELLING OUR PRODUCTS.

     Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry. This often results in expensive and lengthy litigation. We, as well as our customers or suppliers, may be accused of infringing on patents or other intellectual property rights owned by third parties. An adverse result in any litigation could force us to pay substantial damages, stop designing or manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to use the infringing technology. In addition, we may not be able to develop non-infringing technology, nor might we be able to find appropriate licenses on reasonably satisfactory terms.

BECAUSE THE PROCESSES USED TO MANUFACTURE OUR PRODUCTS ARE COMPLEX, CUSTOMIZED TO OUR SPECIFICATIONS AND CAN ONLY BE PERFORMED BY A LIMITED NUMBER OF MANUFACTURING FACILITIES, WE MAY EXPERIENCE DELAYS IN PRODUCTION AND INCREASED COSTS.

     The manufacture of processors is a highly complex and technically demanding process. Defects in design or problems associated with transitions to newer manufacturing processes or new manufacturers can result in unacceptable manufacturing yields and performance. These problems are frequently difficult to detect in the early stages of the production process and can be time-consuming and expensive to correct once detected. As a result, defects, performance problems with our products or poor manufacturing yields could adversely affect our business and operating results.

WE DEPEND ON THIRD-PARTY MANUFACTURERS AND OTHER SUPPLIERS TO MANUFACTURE OUR NETWORK PROCESSORS.

     The fabrication of our network processors is outsourced to third-party manufacturers and subcontractors. There are significant risks associated with our reliance on third-party manufacturers. Most significantly, if our manufacturing suppliers are unable or unwilling to provide us with adequate manufacturing capacity, we would have to identify and qualify one or more substitute suppliers for our products. Our manufacturers may experience unanticipated events that could inhibit their abilities to provide us with adequate manufacturing capacity on a timely basis, or at all. Historically, there have been periods in which there has been a worldwide shortage of manufacturer capacity for the production of high-performance processors such as ours. Introducing new products or transferring existing products to a new third party manufacturer would require significant development time to adapt our designs to their manufacturing processes and could cause product shipment delays. In addition, the costs associated with manufacturing our products may increase if we are required to use a new third party manufacturer. If we fail to satisfy our manufacturing requirements, our business would be materially harmed.

     Under a November 2000 agreement, as amended, IBM agreed to manufacture our NP-1 and NP-1c network processors and related prototypes until December 31, 2007. Under the agreement's terms, IBM may reduce or delay shipment if its ability to manufacture the NP-1 and NP-1c network processors is constrained. IBM is the sole manufacturer of the NP-1 and NP-1c network processors. If IBM fails to deliver network processors on time or at all, our business could be severely harmed. If the arrangement with IBM is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to locate a substitute supplier.

     We have entered into arrangements with respect to the manufacture of our NP-2 network processor, which will entail similar risks. Unlike the arrangement relating to the manufacture of our NP-1 and NP-1c network processors, a portion of the pre-manufacturing process of the NP-2 network processor will be performed by a subcontractor other than the manufacturer. Reliance on an additional third party, and the interaction between this subcontractor and the manufacturer, may result in unforeseen difficulties or delays in the manufacturing process.

     These and other risks associated with our reliance on a third-party manufacturer could materially and adversely affect our business, financial condition and results of operations.

IF INTERNALLY GENERATED FUNDS ARE INSUFFICIENT AND WE ARE UNABLE TO PROCURE FUNDING ON FAVORABLE TERMS, WE WOULD NOT BE ABLE TO DEVELOP AND EXPAND OUR BUSINESS, WHICH COULD NEGATIVELY AFFECT OUR REVENUES.

     We expect that significant funding will be required in order to continue to develop our products and to expand our business. Given the state of development of our products and the present economic environment, we believe that we have sufficient funding resources to finance our operations through the end of 2006. The capital markets have experienced severe downturns over the last couple of years, especially relating to technology companies, and access to capital has at times been both difficult and expensive. If internally generated funds are insufficient and we do not obtain enough funding to support our future development when needed, our business will suffer. Even if we are successful in obtaining funding through the capital markets or otherwise, such funding may not be on terms favorable to us.

YOUR OWNERSHIP INTEREST IN LANOPTICS MAY BE DILUTED AS A RESULT OF ANTICIPATED EXCHANGES OF OUR SHARES FOR EZCHIP SHARES.

     We presently own approximately 53.4% of EZchip. We wish to exchange our shares from time to time for EZchip shares in order to increase our ownership interest in EZchip. We will attempt to effect all such exchanges at an exchange ratio that reflects the relative values of LanOptics and EZchip. If we are required to issue more LanOptics shares than the number that reflects our value relative to the value of EZchip, the ownership interests of LanOptics existing shareholders will be diluted.

THE LIQUIDATION PREFERENCE OF THE PREFERRED SHAREHOLDERS OF EZCHIP MAY LIMIT LANOPTICS' RETURN IN THE EVENT OF A SALE OF EZCHIP

     We hold both ordinary shares and various classes of preferred shares in EZchip. Most of the other shareholders of EZchip hold preferred shares that provide the holders with preferences upon liquidation. If EZchip were to be sold, the transaction would likely be a deemed liquidation that would entitle the preferred shareholders to their liquidation preference before any distribution to the holders of ordinary shares. This may result in those shareholders receiving a higher percentage in liquidation than their actual ownership percentage. Any voluntary liquidation event would require the approval of our board of directors.

OUR SHARE PRICE HAS BEEN VOLATILE AND WE BELIEVE THAT IT IS LIKELY TO CONTINUE TO BE VOLATILE.

     The market price of our ordinary shares has been highly volatile and we believe that it is likely to continue to be volatile. This is due to the risks and uncertainties described in this annual report, as well as other factors, including:

     o general economic conditions, including those that specifically relate to network processor and telecom industries;

     o    actual or anticipated fluctuations in our operating results;

     o    changes in expectations as to our future financial performance;

     o the issuance of research reports about our company or industry, or changes in analysts' opinions about our company;

     o    technological innovations by us or by our competitors;

     o investors' perceptions about the future of the telecom industry or changes in market valuation of network processor companies in particular;

     o relatively low volumes at which our shares have been traded at in the past and at which they may continue to trade; and

     o    the operating and share price performance of comparable companies.

     In addition, the market prices of equity securities of companies that have a significant presence in Israel may also be affected by the changing security situation in the Middle East and particularly in Israel. As a result, these companies may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities market in general, and our share price in particular, may affect our ability to raise additional financing in the future. Market and industry fluctuations may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance.

THE IMPLEMENTATION OF SFAS NO. 123R, WHICH REQUIRED US TO RECORD COMPENSATION EXPENSE IN CONNECTION WITH EQUITY SHARE BASED COMPENSATION, WOULD REDUCE OUR PROFITABILITY SIGNIFICANTLY.

     On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires, as to accounting periods starting after June 15, 2005, that all share-based payments to employees be recognized based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123R will have a significant effect on our results of operations in the future. In addition, such adoption could also limit our ability to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THE UNITED STATES DOLLAR AND FOREIGN CURRENCIES MAY AFFECT OUR OPERATING RESULTS.

     A significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in US dollars, are influenced by the exchange rate between the US dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the US dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in US dollars may increase. NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price.

COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

     Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbane-Oxley Act of 2002, new Securities and Exchange Commission regulations and Nasdaq Stock Market rules, are creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities, which could harm our operating results and business prospects.

RISKS RELATING TO OUR LOCATION IN ISRAEL

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY DISRUPT OUR OPERATIONS AND NEGATIVELY AFFECT OUR SALES.

     We are organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Consequently, our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. Our operations could be adversely affected if major hostilities break out in the Middle East or if trade between Israel and its present trading partners is curtailed.

     Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. Peace talks between Israel and the Palestinian Authority began in the early 1990s, but they broke down in mid-2000 and have only recently resumed. Attacks on Israel by Palestinian terrorists, and military responses by Israel, have accelerated considerably since late 2000. We cannot predict whether or when a peace process will resume, whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations.

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

CHANGES TO TAX LAWS MAY RESULT IN OUR RECEIVING FEWER BENEFITS THAN WE HOPE TO RECEIVE.

     In the past, we received tax benefits under Israeli law for capital investments in facilities and equipment that are designated as "approved enterprises." We expect to receive these benefits in the future when EZchip attains volume sales levels and becomes profitable. To maintain our eligibility for these tax benefits, we must continue to meet several conditions including making certain required investments in fixed assets. From time to time, we may submit requests for expansion of our Approved Enterprise programs or for new programs. These requests might not be approved. The law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is March 31, 2005 (which may be extended by ministerial decision until June 30, 2005) and no new benefits will be granted after that date unless the expiration date is again extended. There can be no assurance that new benefits will be available after March 31, 2005, or that existing benefits will be continued in the future in their current level or at any level. Various proposals have been put forth for new legislation to replace the law prescribing these benefits. We are not able to predict whether or when this new legislation will be enacted, nor can we predict the nature and scope of benefits that may be available under any new law. The termination or reduction of certain programs and tax benefits (particularly benefits available to us as a result of the approved enterprise status of our facilities and programs) could have a material adverse effect on our future business, operating results and financial condition.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US OR OUR OFFICERS AND DIRECTORS, TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL OR SERVE PROCESS ON SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS.

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

THE RIGHTS AND RESPONSIBILITIES OF OUR SHAREHOLDERS ARE GOVERNED BY ISRAELI LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES OF SHAREHOLDERS UNDER U.S. LAW.

     We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. A recent amendment to the Israeli Companies Law provides that a breach of the duty of fairness will be governed by the laws governing breach of contract. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

     Some of the provisions of Israeli law could:

     o    discourage potential acquisition proposals;

     o    delay or prevent a change in control; and

     o limit the price that investors might be willing to pay in the future for our ordinary shares.

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

     Our business initially consisted of developing, marketing and producing LAN equipment, such as hubs and switches, based on the Token Ring protocol. Beginning in 1995, the Ethernet protocol became increasingly dominant in the LAN market. Products based on the Token Ring protocol, which formed the core of our business, suffered from declining market share. In response to the changing market environment, we started to develop Ethernet protocol-based LAN products. In addition, we started new business initiatives in areas different from our core business. One of these businesses, which in 1996 we incorporated as NetXchange, operated in the fax over Internet Protocol market. We decided to cease the operations of NetXchange in 1998, after sustaining significant losses. In 1997 we incorporated NetGuard Ltd., which provided Internet security solutions. During the first quarter of 2001, we closed the operations of NetGuard Ltd. Our sales levels for the legacy networking products have become immaterial. As a result, the related assets, liabilities and results of operations for the reported periods were reclassified as "discontinued operations. The reclassification did not result in any changes to our net assets or net income (loss) for the reported periods

     In mid-1999 we decided to cease the research and development of new switching products for LANs and instead focus on our internal application-specific integrated circuit, or ASIC, design team. This team, that had previously developed ASICs for our products, began work on the development of network processors. This new business initiative was incorporated as our EZchip subsidiary in December 1999.

     Through EZchip, we are developing high-performance network processors for high speed networking equipment. EZchip's technology enables complex packet processing without any noticeable degradation in speed. EZchip's solutions enable networking vendors to build powerful products quickly and cost effectively. EZchip's initial product, the NP-1, a 10-Gigabit, seven-layer network processor, began shipping to customers in April 2002. EZchip second-generation network processor, an enhancement to its NP-1 product, has been commercially available since December 2003. In March 2004, EZchip announced its third-generation network processor, dubbed NP-2, which is an enhanced 10-Gigabit network processor offering integrated traffic management. The NP-2 is expected to be available to customers in early 2006.

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

MARKET TRENDS

     Most existing network processors are designed primarily by the integration of several RISC (reduced instruction set computing) processors onto a single silicon chip. These combined processors are limited in their speed to approximately 1 to 2 Gigabits per second at certain layers (there are 7 layers in every data transmission as defined by the OSI model), far too slow for the 10 Gigabit networks and advanced services that are currently being designed.

     We expect the developments in the market for data network equipment to lead to four significant changes:

     o MIGRATION TO GIGABIT ETHERNET AND 10-GIGABIT ETHERNET. The growth in demand for bandwidth has led to efforts to accelerate the speed at which data traffic is transmitted. Technology is currently available that allows the existing wiring in most local area networks to carry Gigabit Ethernet traffic. Although Ethernet is the de facto standard in internal, local area networks, most broader networks use other standards such as SONET (synchronous optical network), SDH (synchronous digital hierarchy) or ATM (asynchronous transfer mode). We believe that the introduction of 10-Gigabit-per-second Ethernet will make this an economically and technologically attractive alternative, and will lead to the adoption of the Ethernet standard in wide area networks and metropolitan area networks.

     o ADOPTION OF MERCHANT SILICON. Traditionally, networking equipment suppliers built a host of functions into their routers and switches. With greater competition and pressure to bring products to market quickly, however, these suppliers are increasingly turning to merchant silicon - standard, off-the-shelf semiconductors that can accommodate a broad variety of applications - to provide the basic switching functionality. Most of the leading suppliers, such as 3Com Corporation, Huawei Technologies, Lucent Technologies Inc. and Nortel Networks Corporation, are integrating merchant silicon into their products.

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

     o DEMAND FOR SEVEN-LAYER SWITCHING. The need to cope with overloaded data networks and provide consistent, predictable delivery of data even during periods of congestion has led to the adoption of a variety of tools that incorporate policy-based traffic management. In order to provide true quality of service, these tools need to be able to inspect the data in all of the payload (in all seven layers) of every data transmission. To do so, they can use microprocessors, application specific integrated circuits, general-purpose network processors or task-optimized network processors. Microprocessors cannot keep up with high-speed networks, while application specific integrated circuits are inflexible and cannot be adapted to subsequently developed applications. General-purpose network processors overcome these obstacles, but they are limited in performance. Task optimized network processors use different processors; each tailored to perform a specific network function and then integrated to process data without any degradation in speed or performance.

OUR SOLUTION

     We design and produce task-optimized network processors for high-speed networking equipment. We are a fabless semiconductor company, which means that we do not have our own semiconductor manufacturing plant but rather, we utilize outside fabrication facilities. Our first product, which was introduced in April 2002, is the NP-1, a merchant silicon network processor that forms the core of a seven-layer, 10-Gigabit networking equipment. Although a couple of customers still have product designs based on our first chip, the NP-1, most customers today are using the NP-1c for their EZchip-based products. The NP-1c, an improved and less expensive version of the NP-1, which uses a 0.11-micron chip manufacturing process has been commercially available since December 2003. The NP-1c's design is compatible with the NP-1, so that our NP-1 customers that have completed design and testing with the NP-1 have migrated to the NP-1c for volume production. In January 2003, we introduced a 10-Gigabit traffic manager, the QX-1, which complements the NP-1/NP-1c network processors for added traffic management functionality and expands its quality of service features. This traffic management functionality is also being integrated into our newest network processor product line - the NP-2 Network Processors family. The NP-2 is based on the same network processing core technology as the NP-1c, with the addition of traffic management functionality onto a single chip. By combining both the network processing and traffic management functions, generally performed by two separate chips, onto a single chip we hope to offer customers an even more integrated and cost effective solution. The NP-2 family was announced in March 2004 and is scheduled to be available to customers in early 2006. We assume that by 2006 a majority of our new customers will be designing system based on the NP-2, as opposed to the NP-1c. The architecture and features of these products offer the flexibility, scalability and price performance that are sought by communications equipment vendors. Networking equipment vendors use EZchip's network processors to form the silicon core of next-generation networking equipment, such as switches and routers, for voice, video and data integration in a variety of applications.

PRODUCTS

     We introduced the NP-1 network processor in April 2002. The NP-1 is a single-chip, full-duplex, 10-Gigabit, seven-layer network processor. We believe that the NP-1 is the first network processor with these features and with integrated classifiers on the market. It provides fully programmable packet classification, modification, forwarding and queuing/policing at network speed. This enables the design of networking equipment with extremely fast performance and port density. NP-1 based platforms can be programmed to deliver switching, routing, MPLS, and Quality of Service (QoS) with advanced services such as flow-based traffic policing, URL switching, security and usage-based accounting.

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

     Continuing with our development of highly integrated products, in December 2003 we introduced the NP-1c network processor. Like the NP-1, the NP-1c is a single-chip, full-duplex, 10-Gigabit, seven-layer network processor that integrates search engines, yet it offers a significant increases in performance and cost reduction due to its improved process technology. NP-1c is essentially a less expensive version of the NP-1 that uses a 0.11-micron chip manufacturing process. The NP-1c's design is compatible with the NP-1, so that our customers could perform design and testing with the NP-1 and then migrate to the NP-1c for volume production.

     The QX-1, a 10-Gigabit traffic manager was introduced in January 2003. The QX-1 is an optional chip that complements the NP-1 by expanding its quality of service features. Since traffic management functionality will be integrated into the upcoming NP-2, the QX-1 will become obsolete.

EVALUATION BOARDS AND NETWORK-PROCESSOR BASED SYSTEMS

     In April 2002, with the arrival of the first NP-1 processors, we began delivering evaluation boards to customers, to enable them to test their NP-1 based systems. Evaluation boards for NP-1 are available with three different interfaces: eight ports of 1-Gigabit Ethernet, one 10-Gigabit Ethernet port or one OC-192 port for Packet Over SONET (POS). Evaluation boards for the NP-1c are available with two different interfaces: ten ports of 1-Gigabit Ethernet or one 10-Gigabit Ethernet port.

     Although our primary business is selling network processor chips, we offer two systems based on the NP-1c network processor. These systems serve both as evaluation systems for our customers, or prospective customers, to assess an NP-1c based system as well as systems that our customers may adapt and differentiate and then market as their own products. In November 2003, we announced a new evaluation system for the NP-1c network processor. The system is compliant with the new Advanced Telecommunications Computing Architecture (AdvancedTCA(R)) and is provided as a blade that can be plugged into an AdvancedTCA chassis or as a stand-alone, self-contained box. The EZchip board enables ten network-processor driven 1-Gigabit ports on a single AdvancedTCA board. AdvancedTCA is the PCI Industrial Computer Manufacturers Group (PICMG) specifications for Advanced Telecommunications Computing Architecture and forms the basis for standard compliant hardware for next generation telecommunications equipment. The compact NP-1c AdvancedTCA evaluation board features ten 1-Gigabit Ethernet ports and a complete data plane and control plane solution. The NP-1c provides 10-Gigabit data plane processing and classifying while a PrPMC mezzanine card provides control plane processing. A comprehensive software environment with support for the Linux(R) and Wind River VxWorks(R) operating systems is provided.

     In April 2004, we developed an additional system with hardware and software based on the NP-1c, named EZsystem. EZsystem is a stand-alone, self-contained box with ten 1-Gigabit ports that can be tailored by software vendors to a wide variety of networking applications. Such applications may include firewall, intrusion detection, load balancing, network management, Voice Over Internet Protocol gateways, content inspection and traffic analysis. EZsystem utilizes the NP-1c to accelerate software solutions that typically run on available off-the-shelf PC based hardware or proprietary hardware platforms. Through programming of the EZsystem, software vendors can deliver high performance applications without requiring any hardware design on their part. EZsystem is provided with a comprehensive software environment and support for the Linux(R) and Wind River VxWorks(R) operating systems.

DEVELOPMENT SOFTWARE TOOLKITS

     In order to facilitate our customers' adaptation of our products, we offer toolkits that assist our customers in creating, verifying and implementing solutions based on our network processors. These toolkits are used for customers' product development based on all of our network processors models:
NP-1, NP-1c and NP-2. We have released software versions supporting the NP-2 network processor that enable customers to begin their designs based on this network processor before its silicon is actually available.

     We released the first toolkit, EZdesign, in January 2001. It is a comprehensive software development toolset with a graphical user interface (GUI) for writing, testing and debugging programs for our network processors to implement a wide range of applications and reduce time to market of next-generation networking products. It includes a hardware-software simulator, a library of pre-coded subroutines, a high-level language compiler and a functional tester. We continuously release new versions of the EZdesign toolset, providing functional enhancements.

     EZdriver is a toolset that facilitates the development of the control path software for EZchip-based systems. It enables applications that run on the control CPU to communicate with our network processors. EZdriver consists of routines that execute on the control CPU and provide an application program interface (API) to the network processor. It includes network processor configuration, microcode loading, creation and maintenance of network-processor lookup structures, sending and receiving frames to and from the network processor, as well as configuration and access to the network-processor statistics block.

     EZdriver along with EZdesign provide extensive debugging capabilities, and enable software-driven debugging features (e.g. breakpoints, single step, register and memory access) to be performed on both the network processor simulator and the actual chip.

     To assist our customers in their application development, EZchip also provides customers with a broad library featuring tested source code for a wide range of applications. These include MPLS, VPLS and Draft Martini, IPv4 and IPv6 routing, ACL (Access Control Lists), Network Address Translation, Server Load Balancing and URL filtering. New code is periodically added to this library.

FUTURE PRODUCTS

     We are developing the NP-2 product line, a 10-Gigabit, high performance network processors based on the uniquely scalable architecture of the NP-1c. The two chips use the same simple programming model and are software compatible. In addition to the integration of packet processing, classification search engines and MACs currently available in the NP-1c, the NP-2 will also add two traffic managers for improved quality of service. Since the traffic management function is generally performed by complementary chips, by integrating it directly into the network processor, we hope to provide our customers with a cost-effective network processing solution that reduces power dissipation and system design costs. The NP-2 network processor is planned to be available in several models for different speeds and feature sets, which will enable the NP-2 to position itself in network processor market segments not reached by the NP-1 and NP-1c. Since all the NP-2 models are software and pin compatible, customers may modify their NP-2 designs using the different NP-2 models to offer a range of products at differing price points. The NP-2 product family is compatible with the NP-1c making it possible for existing customers to migrate to NP-2.

     Whereas the NP-1c is targeted mainly at service cards in communication applications with typically one or two of these cards per chassis, the NP-2 will address line card applications, which often have ten or more cards installed per chassis, and stand-alone "pizza" box applications. We hope to increase our market share by expanding into this additional market segment.

     We have several customers that are currently designing products based on the NP-2 using our design toolkits. The NP-2 network processor is expected to be available to customers in early 2006. Once the silicon is available, we will make evaluation systems based on the NP-2 available to our customers.

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

     Earlier generations of network processors required multiple integrated circuit chips and related hardware and software to perform the requisite designed-in functions, placing limitations both on the amount of data that could be handled simultaneously and the speed at which it could be processed. Moreover, most of these earlier solutions employed generic RISC processors rather than specially designed processors. EZchip's advance over these earlier designs lies in its integration of processing and classification functions. This is accomplished though EZchip's Task Optimized Processing technology (TOPcore(R)). TOPcore technology, which includes patented elements and other proprietary information, uses a combination of chip architecture and innovative search algorithms, together with low-cost, power-efficient DRAM memories, to incorporate these functions on a single chip. As a result, systems designed using EZchip's products offer equipment vendors the ability to reduce chip count, power consumption and cost.

     In most applications, a significant number of chips, called search engines that work in conjunction with the network processor are devoted to searching through large routing and policy tables resident in the memory. These chips are expensive and have high power consumption. Our products address these shortcomings by integrating the network processing functionality along with the search engines onto a single chip. By integrating both these functions on the same chip, we improve performance and eliminate the latency associated with having to go off-chip for lookup functions. EZchip's TOPcore technology is presently featured in its NP-1 and NP-1c products, which are capable of serving a 10-Gigabit, seven-layer network. In addition, this technology will be employed in the NP-2 product family.

RESEARCH AND PRODUCT DEVELOPMENT

     Currently, 57 employees, representing about 74% of EZchip's employees, are engaged in research and development. EZchip's senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

     The following table sets forth research and development costs for the periods indicated (in thousands):

                                                                  YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                 2002      2003     2004
                                                                ------    ------   ------
         Research and Development Costs,
            Excluding Amortization                              $7,570    $7,099   $7,267
         Amortization of Prepaid Development and
            Production Costs*                                      505       120       --
         Research and Development, Including Amortization        8,075     7,219    7,267

----------
* During 2000, we recorded prepaid development and production costs of $2,134,000 under an agreement signed between EZchip and IBM (See Note 7 to the Financial Statements). According to the agreement, EZchip issued to IBM fully vested ordinary shares, in consideration for the development by IBM of unique semiconductor communications cores and technologies and production of specialized high-performance embedded DRAM cores, which meet the rigorous requirements of EZchip's 10-Gigabit wire-speed processing. Development costs are amortized according to specific milestones determined in the agreement and production costs are amortized based on quantities produced.

SALES AND MARKETING

     Our objective is to become a leading supplier of high-speed network processors. To meet this objective, we devote significant resources into securing new customers, preferably leading networking equipment vendors, and we place an emphasis on assisting our existing customers in bringing their products to production.

     In general, it takes a customer one to two years to design a networking product based on our network processors chips. During this design phase the revenues we recognize are mostly attributable to the sale of evaluation systems and development software toolkits, that our customers are using to assist in the initial development of their own network processor based products. As they move to development of their own boards with the network processor, they purchase sample chips from us for testing purposes. Once their own designs are completed, they move into production phase where they begin to manufacture their products. At this point, they purchase a limited number of network processors for the initial production stage. Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production. Volume production of a customer's product is expected to translate into volume sales of our network processors. EZchip has no direct influence upon the sales and marketing of our customers' products.

     To date 44 customers have purchased development kits and started research and/or designs of networking products based on our network processors. These customers have a total of eleven NP-1/NP-1c based products in production. The majority of these products are in early production stages and have not yet reached the stage of volume manufacturing. Our 2004 revenues increased 160% to $4.7 million, up from $1.8 million in 2003, as the result of the relatively small number of our customers' products that have reached volume production. Our future revenue growth will depend on market acceptance of our customers' products and on the pace of growth in the telecommunications and related markets.

     Since we expect the 10-Gigabit NPU market to continue to grow, we believe that by securing more customers and more design wins we are strengthening our market position and increasing our potential market share. We work closely with existing and potential customers in their design of systems and equipment where the capabilities of EZchip's products can be exploited. We are targeting designers, manufacturers and vendors of networking equipment and other large-scale data processing network devices, such as switches and routers.

     To facilitate marketing efforts, EZchip has built on its extensive industry exposure through trade shows and similar events and has established sales offices in California and Massachusetts. In Israel and North America, we have our own direct sales force. Currently, our sales and marketing staff includes 11 marketing professionals and administrative personnel. The direct sales force consists of persons with technical training and significant background in the semiconductor industry. Sales efforts are augmented by the direct involvement of EZchip's senior executives, who work closely with customers to determine product needs. In the rest of the world, our strategy is to work with local marketing channels, including sales agents, resellers and distributors. These channels are assigned territories of primary responsibility, with exclusive rights in some cases. We will consider the need for local sales offices when justified by the circumstances. Our in-house sales and marketing force and the external marketing channels are also responsible for providing local technical support. Our marketing activities include:

     o Seminar programs, trade shows, guest speaker invitations and technical conferences;

     o    Public relations activities and customer events;

     o Technical articles in industry publications and marketing collateral materials; and

     o    Communication on the Internet.

     The NP-1/NP-1c network processor gained industry recognition, including being voted finalist for the 2002 World Technology Award for Communications Technology, being awarded the 2002 Comet Award from Communication Systems Design Magazine, being chosen as both Best Overall Product and Best Network Processor at the 2002 Network Processor Conference West, being awarded the Microprocessor Report Analysts' Choice Award for Best Network Processor in February 2003, and being awarded the analogZONE 2003 Product of the Year in January 2004. EZchip received the Fabless Semiconductor Association's (FSA) Outstanding Financial Performance by a Private Company award in December 2004.

     The NP-1c network processor completed three industry performance benchmarks for key applications in May 2004. The LinleyBenchTM network processors benchmark, the Network Processing Forum (NPF) MPLS Forwarding Benchmark and the NPF IP Forwarding Benchmark for IPv6 and IPv4. We believe NP-1c is the only 10-Gigabit network processor to complete the NPF MPLS Forwarding and the LinleyBench benchmarks. All tests were conducted at The Tolly Group, selected by the NPF and The Linley Group as the independent certification authority. The test scenarios and results are published and available to the public for review.

     We also work with leading vendors of complementary technologies to provide our customers with fully interoperable solutions. At present we have announced interoperability with switching fabrics and traffic managers from Applied Micro Circuits Corporation (AMCC), TeraChip Inc, Teradiant, Dune Networks, Integrated Device Technology (IDT), Vitesse and Broadcom Corporation as well as other peripheral devices from Broadcom Inc, Ample Communications, ZettaComm Inc., Vitesse and PMC-Sierra Inc.

CUSTOMERS AND CUSTOMER SUPPORT

     To date 44 customers have purchased development kits and started designs of networking products based on our network processors. Of these, customers have a total of eleven NP-1/NP-1c based products in production. Publicly announced customers include Nokia Networks, ZTE corporation, BATM/Telco Systems, ETRI (Korea's Electronics and Telecommunications Research Institute) ECI Telecom, Crescendo Networks and Huawei-3Com. We do not expect that all of our customers will reach production stage, as projects may be halted, delayed or cancelled and there is also no assurance that products that have reached production will be successfully accepted in the marketplace.

     Customer support is provided from our Israeli headquarters as well as our two offices in the United States. The primary business center in the United States is located on the West Coast in the Silicon Valley area, and a Boston office services the Eastern United States and Europe.

     EZchip offers training courses to provide its customers with a complete understanding of its products and toolsets.

COMPETITION

     The semiconductor market, particularly the high-performance semiconductor market, is highly competitive and subject to rapid technological change, price erosion and heightened international competition. Especially in an area such as network processors, where technology has not been standardized and where applications are in early stages of development, competitive pressures can be fierce. Many of our competitors including, Intel Corporation, Agere Systems Inc. and Applied Micro Circuits Corporation are larger, have significantly greater sales, have greater financial resources, and are better known. Other competitors are startup companies including, Xelerated, Sandburst, Bay Microsystems and Greenfield.

     We believe that the principal elements of competition in the market for advanced network processors are chip count (that is, the number of chips needed in a given application to achieve the system manufacturer's design goals), power usage (that is, the watts of electric power required to operate the chip), price and flexibility. Our research and development effort seeks to minimize the first three elements while maximizing the level of flexibility. Our ability to compete in this emerging market depends largely upon our ability to offer better design and performance than our competitors.

     All of our competitors' announced products use separate chips for processing and classifying, with half-duplex or full-duplex processing abilities being the main differentiating factor. We combine the processing and classifying functions in a single chip, which we believe provides a significant advantage in terms of chip count, power consumption and cost. Our solution, based upon EZchip's patented TOPcore(R) (Task Optimized Processor) architecture, offers savings in the number of chips required in customers' applications. In a typical application, the announced competitive products require an average of more than 25 chips for a complete solution, compared to a single EZchip NP-1/NP-1c chip and four memory chips. Furthermore, EZchip's network processors use low-cost and low-power DRAM memories, while the competitive products use expensive and power-consuming SRAM and CAM memory components, thereby increasing the overall price and complexity of our competitors' products.

     The NP-2 product family will take this integration even further through by adding traffic managers into the network processor chip. Traffic managers are typically separate chips, placed along side the network processor on the board, that enable the control of the flow of traffic and implementation of Quality of Service features. We believe that the NP-2 will be the first 10-Gigabit network processor on the market to combine processing, classification and traffic management on a single chip.

     While we believe that the NP-1, NP-1c and NP-2 chips surpass the known products of our competitors in these characteristics, there can be no assurance that our products will retain their differentiation or competitive edge for any specific period of time.

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

     We hold four United States patents, No. 6,532,457, No. 6,594,655, No. 6,625,612 and No. 6,778,534. There can be no assurance that others will not develop technologies that are similar or superior to our technology, or design around any patents issued to us. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary. Policing any of such unauthorized uses of our products is difficult, and although we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the United States or Israel. There can be no assurance that our efforts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

MANUFACTURING

     While we engineer and design our products, we do not own or operate a semiconductor fabrication facility and we do not have the resources to manufacture our products internally. In November 2000, we entered into an agreement with IBM to manufacture our NP-1 and NP-1c network processors. A third party manufacturer has also been secured for the QX-1 Traffic Manager. We will be using the Taiwan Semiconductor Manufacturing Co. (TSMC) fabrication facility to manufacture our forthcoming NP-2 line of products, using the 0.13 micron process. This fabless manufacturing model enables us to focus on our engineering and design strengths, minimize fixed costs on capital expenditures, and still have access to high-volume manufacturing capacity.

     The NP-1 network processors are being manufactured using IBM's SA-27E 0.18-micron ASIC technology, while NP-1c network processors utilize IBM's 0.11-micron Cu-11 ASIC template. Use of this new manufacturing technology enables enhanced performance while reducing manufacturing costs significantly.

     We expect that all of our products will be single sourced from fabrication facilities and any late delivery or failure to deliver products could result in delays in satisfying customer demand, increased costs and loss of revenues.

LEGACY OPERATIONS

     Our original business concentrated on the development, manufacturing and marketing of solutions and Internet applications to improve the connectivity and performance of corporate LANs. Beginning in 1999, we carried out plans to focus exclusively on the high speed network processor market, through our subsidiary, EZchip, resulting in the cessation of the operations of our Internet applications business segment principally consisting of NetGuard and, prior to that also including NetXchange. As a result of the closure of NetGuard's operations in 2001, and the cessation of LanOptics legacy operations, the related assets, liabilities and results of operations have been reclassified on our financial statements as "discontinued operations."

C. ORGANIZATIONAL STRUCTURE

     In mid-1999 we decided to focus on our internal application-specific integrated circuit (ASIC) team to start a new business initiative. This new business initiative was incorporated as E.Z. Chip Technologies Ltd. in December 1999. Through EZchip, we are engaged in the development and marketing of high performance network processors. Since its inception EZchip has raised $51 million in three private financing rounds, of that amount $11.6 million was invested by LanOptics and the balance by EZchip minority shareholders. We currently have a 53.4% ownership interest in EZchip. We intend to increase our ownership position in EZchip through the exchange of our shares for EZchip shares.

PROPERTY, PLANTS AND EQUIPMENT

     Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business, mainly in Israel. These purchases totaled $435,000 in 2002, $265,000 in 2003 and $206,000 in 2004. Our
capital expenditures in 2002, 2003 and 2004 were spent primarily for the procurement of EZchip research and development hardware equipment and software tools.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with "Item 3. Key Information" and the Consolidated Financial Statements and notes thereto included herein.

GENERAL

     We design, develop, manufacture, market and support network processors, through our subsidiary, EZchip. For the past four and a half years, we have carried out plans to focus on the network processor market, including the cessation of our investment in research and development for LAN switching products and, the closure of the operations of our Internet applications business segment principally comprised of the operations of NetGuard and NetXchange. Our resources are now focused exclusively on EZchip. Due to this shift in focus, our sales, which until 2002 were comprised solely of our legacy LanOptics and NetGuard products, decreased significantly after fiscal year 1999 and have begun to increase in the last few fiscal years.

     We maintain our accounts in U.S. dollars. Because the U.S. dollar is the currency of the primary economic environment in which our operations are conducted. We hold most of our cash, cash equivalents and marketable securities in US dollars, sales prices are quoted in U.S. dollars and the majority of purchases of materials and components are quoted invoiced and paid in U.S. dollars. In addition, a majority of other expenses, principally R&D engineering services and marketing expenses, are incurred outside Israel in U.S. dollars or paid in U.S. dollars. Nevertheless, a significant portion of the cost of our Israeli operations, mainly personnel related, is incurred in NIS. See Note 2b to our Consolidated Financial Statements.

     Commencing January 1, 2004, we adopted generally accepted accounting principles in the United States ("U.S. GAAP") for the preparation of our consolidated financial statements. Previously, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, and included a note describing the major differences between Israeli GAAP and US GAAP, as applicable to our company. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP.

     On December 22, 2004, we filed an amendment to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, which was originally filed on April 1, 2004. This amendment was filed solely to correct information in note 18 to the consolidated financials statements filed in Item 18 and with respect to information derived from such footnote included in the financial data provided in Item 3.A of our Annual Report on Form 20-F for the fiscal year ended December 31, 2003. As initially filed, note 18 to the consolidated financial statements had an error in reconciling the amounts allocated to goodwill, in-process research and development, technology, property and equipment and prepaid development and production costs under Israeli GAAP to the amounts to be allocated under U.S. GAAP.

     On December 23, 2004, we filed another amendment to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003. This amendment was filed by LanOptics to amend Item 18, and where necessary, various other Items of the Form 20-F to reflect the presentation of the financial statements according to U.S. GAAP. This Amendment was incorporated by reference into a Form F-3 Registration Statement filed on December 23, 2004, covering the resale of our ordinary shares by certain selling shareholders.

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

     Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements:

REVENUE RECOGNITION

     We generate most of our revenues from sales of network processors chips and to a lesser extent from the sales of network-processor based systems, software tools and evaluation boards, through EZchip. and it's wholly owned subsidiary EZchip Inc.

     In general, it takes one to two years to design a networking product based on EZchip network processors chips. During this design phase the revenues we recognize are mostly attributable to the sale of evaluation systems and development software tools, that our customers use to assist in the initial development of their own network processor based products. As they move to development of their own boards with the network processor, they purchase sample chips from us for testing purposes. Once their own designs are completed, they move into production phase where they begin to manufacture their products. At this point, they purchase a limited number of network processors chips for the initial production stage. Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production. Volume production of customers' products is expected to translate into volume sales of our network processors. EZchip has no direct influence upon the sales and marketing of our customers' products.

     Revenues from sales of evaluation boards and development software tools, required in the design period are recognized over the customers expected design period - usually 12-18 months, which is the average time required for EZchip customers to develop networking products, based on our network processors.

     Revenues from sales of network processors chips and production stage network based systems are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Generally, we do not have any significant obligations after delivery. We do not grant a right of return to our customers.

     Arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets are recognized when certain criteria are met.

     A multiple-element arrangement is separated into more than one unit of accounting if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s).

     If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative VSOE.

     Deferred revenues include amounts received from customers for which revenue has not been recognized.

INVENTORY VALUATION

     We are required to state our inventories at the lower of cost or market price. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. Inventory write-offs are provided for slow-moving items or technological obsolescence and are recorded in the consolidated statement of operation

CONTINGENCIES

     We periodically estimate the impact of various conditions, situations and/or circumstances involving uncertain outcomes to our financial condition and operating results. These events are called "contingencies." A contingency is defined as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur." Legal proceedings are a form of such contingencies.

     We are not currently involved in any significant legal proceedings and are not required to assess the likelihood of any specific adverse judgments or outcomes of such proceedings or of any potential ranges of probable losses. A determination of the amount any accruals, if required, for these contingencies would be made after careful analysis. As of December 31, 2004, we believe that the status of legal proceedings will not have a material impact on our financial condition, results of operations or cash flows. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions or as a result of the effectiveness of our strategies related to these legal proceedings.

ALLOWANCE FOR DOUBTFUL DEBTS

     Management continually reviews the collectibility of trade accounts receivable and the adequacy of the allowance for doubtful debts against the trade accounts receivable. Management specifically analyzes customer accounts, account receivable aging reports, history of bad debts and the business or industry sector to which they belong, customer concentrations, customer credit worthiness, current economic trends and any other pertinent factors. Management is able to make reasonably objective judgments on the adequacy of other provisions relating to trade accruals.

PREPAID DEVELOPMENT AND PRODUCTION COSTS

     Prepaid development and production costs resulted from an agreement signed between EZchip and IBM. According to the agreement, EZchip issued to IBM fully vested ordinary shares, in consideration for the development by IBM of unique semiconductor communications cores and technologies and production of specialized high-performance embedded DRAM cores, which meet the rigorous requirements of EZchip's 10-Gigabit wire-speed processing. Development costs were amortized according to specific milestones determined in the agreement, which we believe appropriately reflects the economic usage of the capitalized asset. Production costs are included in cost of sales based on the ratio between actual quantities produced and anticipated production quantities.

A. RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, information concerning the Company's results of operations (dollars in thousands).

INCOME STATEMENT DATA:


                                                                           YEAR ENDED DECEMBER 31,
                                                             2000        2001        2002        2003        2004
                                                           --------    --------    --------    --------    --------
Revenues                                                         --          --    $    465    $  1,756    $  4,746
Costs of revenues                                                --          --         163         624       1,889
Amortization of developed technology                             --          --          90         239        (241)
                                                           --------    --------    --------    --------    --------
Gross profit                                                     --          --         212         893       2,616

Operating expenses:
Research & development cost, net                              4,530       7,434       8,075       7,219       7,267
In-process research and development write-off                    --          --       3,928          --          --
Selling, general and administrative, net                      1,489       2,332       3,201       3,660       3,765
                                                           --------    --------    --------    --------    --------
Total operating expenses                                      6,019       9,766      15,204      10,879      11,032

Operating loss                                               (6,019)     (9,766)    (14,992)     (9,986)     (8,416)

Financial and other income (expenses), net *) .                  36       1,293         638        (418)       (738)
                                                           --------    --------    --------    --------    --------

Loss from continuing operations before minority interest     (5,983)     (8,443)    (14,354)    (10,404)     (9,154)
Minority interest is loss of a subsidiary                       115          80          --          --          --
                                                           --------    --------    --------    --------    --------

Loss from continuing operations                              (5,868)     (8,363)    (14,354)    (10,404)     (9,154)

Income (loss) from discontinued operations of a segment
of a business                                                (4,769)        793          51          --          --
                                                           --------    --------    --------    --------    --------

Net loss                                                    (10,637)     (7,570)    (14,303)    (10,404)     (9,154)

Net loss per share (basic and diluted)                        (1.56)      (1.04)      (1.85)      (1.23)      (0.98)
Net loss per share from continuing operations (basic and
diluted)                                                      (0.86)      (1.15)      (1.85)      (1.23)      (0.98)
Net earnings (loss) per share from discontinued
operations (basic and diluted)                                 (0.7)       0.11          --          --          --



)* reclassified

YEARS ENDED DECEMBER 31, 2004 AND 2003

REVENUES

     For the twelve months ended December 31, 2004, revenues increased by $2,990,000, or 170%, to $4,746,000 from $1,756,000 in the same period in 2003.
This increase is mainly attributable to purchases by several of our customers that entered into their production stage for networking products incorporating our network processors chips. EZchip first network processors became commercially available during the second quarter of 2002. Therefore, the majority of our revenues generated in 2003 resulted from customers in their product design phase that purchased sample chips, evaluation systems and software tools, enabling the development of new networking products based on our network processor chips. The majority of our 2004 revenues were derived from sales of network processor chips to several of those customers who completed the design phase and entered production during 2004.

COST OF REVENUES

     For the twelve months ended December 31, 2004, our cost of revenues increased by $1,265,000, or 203%, to $1,889,000 (40% of revenues) from $624,000
(36% of revenues) in the same period in 2003. The increase in cost of revenues is the result of the increase in revenues. The increase in cost of revenues as a percentage of revenues is the result of the increased volume production orders, characterized by lower unit prices and a change in the mix of our sales, with a higher contribution from the sale of chips and other hardware products compared to software and services in the 2004 period.

GROSS PROFIT

     For the twelve months ended December 31, 2004, gross profit increased by $1,723,000, or 193%, to $2,616,000 (55% of revenues) from $893,000 (51% of revenues) in the same period in 2003. This increase was primarily attributable to the increase in revenues.

RESEARCH AND DEVELOPMENT COST, NET

     Research and development costs consist mainly of the salary and benefits of engineers and costs related to external engineering design services. Reported figures consist entirely of EZchip's research and development costs. For the year ended December 31, 2004, research and development costs increased by $48,000, or 0.7%, to $7,267,000 from $7,219,000 in the 2003 period.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of salaries, participation in trade shows and travel expenses as well as legal, accounting and other administrative costs. For the twelve months ended December 31, 2004, these expenses increased by $105,000, or 3%, to $3,765,000 from $3,660,000 in the same period in 2003.

FINANCIAL AND OTHER INCOME (EXPENSES), NET

     Financial and other income/(expenses) reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. For the twelve months ended December 31, 2004, net financial expenses increased by $320,000, or 77%, to $738,000 from net financial expenses of $418,000 in the same period in 2003. This increase is mostly attributable to a longer period and a higher amount of interest accruals on EZchip's Series C Preferred shares during the 2004 period. EZchip Series C Preferred shares were issued during March 2003 ($11.2M to minority holders) and during March 2004 ($2.6M to minority holders) and bear 6% annual interest.

YEARS ENDED DECEMBER 31, 2003 AND 2002

REVENUES

     For the twelve months ended December 31, 2003, revenues increased by $1,291,000, or 278%, to $1,756,000 from $465,000 in the same period in 2002.
This increase is attributable to the increasing number of customers choosing EZchip for the development of their future networking products. EZchip started to generate revenues during the second quarter of 2002, when its first network processor, the NP-1, became commercially available. Therefore, revenues for the twelve months ended December 31, 2002 represent only approximately seven months of revenues, generated from only a few customers, while the revenues for the twelve months ended December 31, 2003 represent revenues for the full period generated from approximately 30 customers designing networking products that incorporate our network processors chips.

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

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of salaries, participation in trade shows and travel expenses as well as legal, accounting and other administrative costs. For the twelve months ended December 31, 2003, these expenses increased by $459,000, or 14%, to $3,660,000 from $3,201,000 in the same period in 2002 This increase was primarily due to increased sales and marketing efforts by EZchip and also due to of non-recurring legal and accounting expenses of approximately $340,000 in 2003.

FINANCIAL AND OTHER INCOME (EXPENSES), NET

     Financial and other income (expenses) reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. For the twelve months ended December 31, 2003, net financial expenses decreased by $1,056,000, or 166%, to $(418,000) from net financial income of $638,000 in the same period in 2002. This decrease is composed of (i) $549,000 that is attributable to: significantly lower average interest rates on our investments portfolio in 2003 compared to 2002, fluctuations in currency translation as a result of the change in the value of the NIS compared to the US dollar during 2003 and interest expenses associated with the $1.5 million credit line drawn by EZchip in May 2003; and (ii) $504,000 that is attributable to accrued interest expense, related to EZchip's Series C Preferred shares.

EFFECTIVE CORPORATE TAX RATE

     Israeli companies are subject to corporate tax on their taxable income at a rate of 35% (in the 2004 tax year), 34% (in the 2005 tax year), 32% (in the 2006 tax year) and 30% (in and after the 2007 tax year). However, because we have elected to participate in the alternative package of tax benefits for our current approved enterprise, the income derived from that enterprise will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period. The period of tax benefits for EZchip's approved enterprise expires in 2013. Certain investment income derived by EZchip from investments may not be regarded by the Israeli tax authorities as income from its approved enterprise and consequently may be taxed at the regular statutory rate in Israel.

     We and EZchip have tax loss carryforwards resulting from the years up to and including 2004 amounting to approximately $50,943, which may be carried forward indefinitely.

     EZchip Inc. is subject to U.S. income taxes and has a loss carryforward resulting from the years up to and including 2004 amounting to approximately $3,334.

     Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. In addition, we have accumulated capital losses in the amount of $21.7 million. We have not established a deferred tax asset resulting from temporary differences between the basis of assets for financial and tax reporting purposes, as it has been determined that it is more likely than not that such deferred tax assets will not be realized.

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



                                            FISCAL YEAR ENDED DECEMBER 31,
                                     -------------------------------------------
                                      2000      2001     2002     2003     2004
                                     ------    -----    -----    ------   ------
Devaluation of NIS vs. U.S. Dollar   (2.7)%     9.3%     7.3%    (7.6)%   (1.6)%
Israeli Consumer Price Index           --       1.4%     6.5%    (1.9)%    1.4%

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

     In 2000, we conducted two rounds of financing for EZchip, raising $27.2 million through the private placement of EZchip's Series A and B Preferred shares, of which we invested $2 million. The amount of investments by third parties was recorded as preferred shares of a subsidiary in our financial statements. In addition, we made a $2 million investment in EZchip during 2000.

     In early 2003, EZchip raised $13.5 million in a private placement of Series C Preferred shares, of which amount we invested $2.3 million. In addition, EZchip obtained a $3 million credit facility, of which $1.5 million was drawn down. In September 2004 the $1.5 million was repaid.

     The terms of the Series C Preferred share financing also provided the investors in the private placement with an option to invest up to another $8 million in the future. This option was exercised on March 9, 2004, resulting in a follow-on Series C Preferred share investment in EZchip in the amount of $8 million, of which we invested $5.3 million.

     On December 16, 2003, we concluded a $6 million private placement of our ordinary shares to Deutsche Bank AG, London Branch. $5.3 million of the proceeds were used to fund the exercise of our option to purchase EZchip Series C Preferred shares, which increased our ownership interest in EZchip to 53.4%. The investors in this private placement were granted warrants to purchase 187,500 Ordinary shares at an exercise price of $11.39 per share with an exercise period of five years

     On November 26, 2004, we concluded a $14.3 million private placement of our ordinary shares to several institutional investors. The private placement was undertaken to strength our balance sheet and insure our control over EZchip in the event of additional private investment in EZchip, as well as for other general corporate purposes. The investors in this private placement were granted warrants to purchase 478,800 Ordinary shares at an exercise price of $15.5 per share with an exercise period of five years

     As of December 31, 2004 we had $25.1 million in working capital and $25.6 million in cash, cash equivalents and marketable securities. Our cash, cash equivalents and marketable securities balance increased in 2004 by approximately $6.1 million as a result of the following:

     o    Approximately $8.3 million was used in operating activities.

     o Financing activities provided approximately $14.6 million. We raised approximately $16.1 million in private investments by third parties, which was offset by the repayment of a $1.5 million loan.

     o Approximately $0.2 million was used for the purchase of property and equipment.

     We believe that our unused cash, cash equivalents and marketable securities balances will provide sufficient cash resources to finance our operations at least through the end of 2006. However, if we grow more rapidly than currently anticipated or, if we do not generate sufficient revenues, it is possible that we would require additional funds before the end of such period.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Currently, 57 employees, representing about 74% of EZchip's employees, are engaged in research and development. EZchip's senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

     The following table sets forth research and development costs for the periods indicated (in thousands):

                                                                  Year Ended December 31,
                                                                --------------------------
                                                                 2002      2003     2004
                                                                ------    ------   ------
         Research and Development Costs,
            Excluding Amortization                              $7,570    $7,099   $7,267
         Amortization of Prepaid Development and
            Production Costs*                                      505       120       --
         Research and Development, Including Amortization        8,075     7,219    7,267

----------
* During 2000, we recorded prepaid development and production costs of $2,134,000 under an agreement signed between EZchip and IBM (See Note 7 to the Financial Statements). According to the agreement, EZchip issued to IBM fully vested ordinary shares, in consideration for the development by IBM of unique semiconductor communications cores and technologies and production of specialized high-performance embedded DRAM cores, which meet the rigorous requirements of EZchip's 10-Gigabit wire-speed processing. Development costs are amortized according to specific milestones determined in the agreement and production costs are amortized based on quantities produced.

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

     We hold four United States patents, No. 6,532,457, No. 6,594,655, No. 6,625,612 and No. 6,778,534.

D. TREND INFORMATION

     To date 44 customers have purchased development kits and started designs of networking products based on our network processors. Of these, customers have a total of eleven NP-1/NP-1c based products in production. The majority of these products are in early production stages that do not yet reflect volume manufacturing. Our 2004 revenues increased 160% to $4.7 million, up from $1.8 million in 2003, as the result of the relatively small number of our customers' products that have already reached volume production. Our future revenue growth will depend on market acceptance of our customers' products and on the pace of growth in the telecommunications and related markets.

     In 2004, we announced the development of EZchip's NP-2, a powerful 10-Gigabit Network Processor combined with a Traffic Manager on the same chip. Whereas our current chip NP-1c is targeted mainly at service cards in communication applications, the NP-2 will address line card and pizza box applications, offering what we believe is a significant increase in EZchip's market opportunity. The NP-2 has been favorably accepted and we are generating a growing number of design wins that relate to it. We expect NP-2 to sample in the second quarter of 2005 and to see customer's NP-2 based products in volume production in 2006.

E. OFF-BALANCE SHEET ARRANGEMENTS

     We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.


                                      Payments due by period


                                             Less than                            More than 5
Contractual Obligations         Total         1 year       1-3 years    3-5 years   years
-----------------------       ---------     ----------     ----------   ---------- --------
Operating lease obligations   $ 1,526,000   $   711,000   $   815,000            --   --
Other long-term liabilities
reflected on the company's
balance sheet (1)             $15,151,000            --   $12,376,000   $ 2,775,000   --
Total                         $16,677,000   $   711,000   $13,191,000   $ 2,775,000   --


(1) During March 2003 and during March 2004, EZchip issued to LanOptics and to third parties 26,345,092 Series C Preferred shares, in consideration of $21,500,000. The net amount of $13,491,000, which was invested by third parties, was recorded as redeemable preferred shares in a subsidiary. After four years from the issuance date and subject to the request of the majority holders of Series C Preferred shares, EZchip may be required to redeem the Series C Preferred shares at a price per share equal to the greater of (i) the original Series C Preferred share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% coupon interest compounded annually or (ii) the fair market value of such shares. The amount specified represents the original Series C Preferred share issue price plus 6% accrued interest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     Set forth below are the names of all directors and executive officers of our company.

A. DIRECTORS

     The following individuals served on our Board of Directors throughout the year ended December 31, 2003, and are currently the members of our Board of
Directors:

     Dr. Meir D. Burstin, 62, is Chairman of our Board of Directors as well as the Chairman of the Board of Directors of EZchip. In addition, he is the Chairman of Sivron, a security trade software company, and Director of Negev Software, a communication monitoring company. Dr. Burstin was the Chairman and founder of ART Advanced Recognition Technologies Inc., a speech and handwriting recognition company, recently acquired by Scansoft. He was a founder and chairman of the Board of Ornet, a data switching company founded in 1996 and acquired by Siemens two years later. Dr. Burstin was a director of several other high-tech companies and the Chairman of the Jerusalem Software Greenhouse. In 1969, Dr. Burstin was a founder of Advanced Technology Ltd. (ATL), one of Israel's largest software companies at the time, and served as its president until 1982. From 1982 to 1984, Dr. Burstin was a Visiting Scholar at the Computer Science Department at UCLA and Vice President Technologies of Tadiran U.S. In this position, he was in charge of the acquisition of technologies and technology companies for Tadiran. Upon his return to Israel in 1984, he became a Corporate Vice President of Tadiran Ltd., then one of Israel's largest electronics companies, and President of Tadiran's Systems Division. In 1986, he also became President of Elisra Systems, an electronic warfare company acquired by Tadiran, and organized the acquisition. In addition, Dr. Burstin served as a Chairman or Director of several Tadiran subsidiaries. Dr. Burstin holds a PhD in Information Systems and Computers from Tel Aviv University. He received B.Sc. degrees in Physics and Mathematics and an M.Sc. in Physics from the Hebrew University of Jerusalem.

     Eli Fruchter, 49, is the President and Chief Executive Officer of EZchip, a position that he has held since EZchip's inception, and has been a director of our company since its inception. He served as General Manager of our company from its inception until May 1999, and as President, Chief Executive Officer and General Manager from May 1999 through September 1999. From March 1995 until September 1999 he was the Chairman of the Board of Directors of our company. Mr. Fruchter was among the founders of Adacom Technologies Ltd., a manufacturer of data communications products for the IBM 3270 environment. From April 1985 until December 1987 he served as a research and development manager at Adacom, and from January 1988 until November 1989 he was the Manager of Adacom's Marketing Department. Before helping to found Adacom in 1985, Mr. Fruchter was Manager - Research and Development Group of Fibronics Ltd., a manufacturer of data communications and fiber optics systems. Mr. Fruchter holds a B. Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

     Benjamin (Benny) D. Gaon, 70, has been a director of our Company since 1995. Mr. Gaon is President and Chairman of Israel-registered B. Gaon Holdings Ltd., whose activities encompass three main sectors: financial and other services; agro-industries; and wholesale and retail. Previously, Mr. Gaon served as President and Chief Executive Officer of Koor Industries Ltd., Israel's largest industrial enterprise. Mr. Gaon is an active Chairman and Board member of various companies in Israel, including Yakhin Hakal Holdings Ltd., Hamashbir Holdings (1999) Ltd., H&O Hamashbir Fashion Ltd., Ahava Holdings Ltd., Dead Sea Laboratories Ltd., B. Gaon Holdings Ltd., Or Assaf Investments Ltd., Genius Technologies (1999) Ltd., B. Gaon Investments (1998) Ltd., Gaon Agro Industries Ltd., Middle East Tube Company Ltd., Menorah Gaon Investment Company Ltd., Menora Gaon Capital Markets Ltd., B. Gaon Productions and Contents Ltd., Gaon Communication Investments (2001) Ltd., Tal Sky Ltd., and Tel-Ad Jerusalem Studios Ltd. He was the Chairman of the Board of Co-Op Blue Square Consumers' Cooperative Society Ltd. and of Delek Israel Fuel Corporation Ltd. Among his other public positions, Mr. Gaon serves as Chairman of the Israel-Jordan Chamber of Commerce and as President of Israel Cancer Association. He also serves on the Board of Trustees of the Hebrew University of Jerusalem and of Tel Aviv University.

     Dr. Ran Giladi, 50, has been a director of our company since December 2001. Dr. Giladi is a faculty member at Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1992 until 2000. Dr. Giladi is also the active Chairman of DiskSites, Inc. and of InfoCyclone Inc., a company he co-founded in September 2000, which produces storage appliances for owners of massively accessed repositories and of which he was President and Chief Executive Officer from 2000 until 2002. Dr. Giladi taught at the Business School and at the Electrical Engineering Department of Tel-Aviv University from 1987 until 1993. Dr. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986. Dr. Giladi also founded the Israeli Consortia for research on network management systems (NMS), and served as the Chairman of the Consortia Board of Directors. His research interests include computer and communications systems performance, data networks and communications, and network management systems. Dr. Giladi received a B.A. in Physics and an M.Sc. in Biomedical Engineering from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel Aviv University.

     Karen Sarid, 55, has been a director of our company since December 2001. Ms. Sarid is currently General Manager of Orex Computed Radiography Ltd. (advanced radiography systems for the digital x-ray market), a Kodak company. Prior to this and since September 2000, she held the position of Chief Operating Officer and Chief Financial Officer at Orex. From September 1999 until September 2000 she was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999 Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on NASDAQ Stock Market. She was Chief Financial Officer of LanOptics from 1993 through 1996. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

     In December 2004, Zvi Zur, one of our two outside directors, passed away. Mr. Zur had been a director of the Company since February 1993. During this period, he made a major contribution to the Company. The Board of Directors of the Company expressed its appreciation and recognition of Mr. Zur's wise counsel and tremendous experience, and the directors noted their sorrow at the loss of a good friend and colleague. The Company is profoundly saddened by his passing.

     The Company is currently engaged in the search for a suitable candidate to serve as an outside director of the Company. As required by Israeli law, the Company will convene a shareholders meeting at the earliest practical opportunity to elect a new outside director.

SENIOR MANAGEMENT

     In addition to Mr. Fruchter and Dr. Burstin, with respect to whom information is provided above under "Directors," the following is the other executive officer of the Company:

     Dror Israel, 36, has been our Chief Financial Officer since June 2001. Prior to that he was our financial controller from January 2000 through May 2001 and a financial analyst from August 1997 through December 1999. Prior to joining LanOptics, Mr. Israel was employed by Hi Group, a holdings company, as a financial analyst. Mr. Israel holds a B.A. degree in economics from Haifa University and a MBA cum laude from the Technion - Israel Institute of Technology.

     There are no family relationships between any of our directors and executive officers.

B. COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of compensation paid during 2004 to all of our directors and executive officers as a group for services in all capacities was approximately $340,000. The aggregate amount set aside or accrued during 2004 to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, was approximately $8,000.

     During 2004, one of our executive officers was awarded 205,000 options to purchase shares of EZchip at an exercise price of $0.80 per share.

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

ALTERNATE DIRECTORS

     Our articles of association provide that any director may, by written notice to us, appoint another person to serve as an alternate director. Under the Israeli Companies Law, any person eligible to serve as a director (other than a director or an existing alternate director) may act as an alternate director. An alternate director may be appointed for one meeting or for another specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

OUTSIDE AND INDEPENDENT DIRECTORS

     In accordance with the Israeli Companies Law and the regulations promulgated under the Companies Law, the Company must have two outside directors. The outside directors must meet certain statutory requirements of independence. The term of office of an outside director is three years, which can be extended for one additional term of three years. An outside director can be removed from office only under very limited circumstances. Both of the outside directors must serve on the company's statutory audit committee, and at least one outside director must serve on each committee of the board of directors. We have appointed Benjamin (Benny) D. Gaon and will elect a second independent director at the next general meeting of shareholders to succeed Mr. Zur as an outside director under the Israeli Companies Law.

     Pursuant to the current listing requirements of the Nasdaq Stock Market, we are required to have at least two independent directors on our board of directors. Under the new corporate governance rules adopted by Nasdaq, we will be required to have three independent directors on our audit committee as of July 31, 2005.

     There are no prescribed terms of service for the other directors of the company.

AUDIT COMMITTEE

     The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors including both of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee.

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

     Our Audit Committee currently consists of Benjamin D. Gaon and Karen Sarid. We believe that these appointments comply with the requirements of the Companies Law and with the SEC and Nasdaq rules, and that Karen Sarid qualifies to serve as the audit committee's financial expert, as required by the SEC and Nasdaq. We will elect a third independent director to serve as a member of the Audit Committee at our next general meeting of shareholders to fill the vacancy caused by the death of Mr. Zur.

     Our Audit Committee reviewed our audited financial statements for the year ended December 31, 2003 and members of the Committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles. Members of the Audit Committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2004.

     We intend to appoint all our independent directors to serve on newly formed nominating and compensation committees by July 31, 2005.

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

     Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors unless the articles of association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval. The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's specified relatives, or by any corporation in which the office holder is a five percent or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company's profitability, assets or liabilities.

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

     In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company's articles of association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. A recent amendment to the Israeli Companies Law provides that a breach of the duty of fairness will be governed by the laws governing breach of contract. The Israeli Companies Law does not describe the substance of this duty.

INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATIONS ON LIABILITY

     Israeli law permits a company to insure an office holder in respect of liabilities incurred by him with respect to actions performed in the capacity of an office holder as a result of:

     o    the breach of his duty of care to the company or to another person

     o the breach of his fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company, and

     o    monetary liabilities

     Moreover, a company can indemnify an office holder in connection with his activities as an office holder for:

     o monetary liabilities imposed upon him in favor of other persons pursuant to a court judgment, including a settlement or an arbitrator's decision approved by a court, and

     o reasonable litigation expenses, including attorneys' fees, actually incurred by him or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of the company or other persons, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted.

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

D. EMPLOYEES

     On March 30, 2005, we had 80 employees: 3 LanOptics employees, and 77 EZchip employees. Six of EZchip's employees that are involved in sales and marketing are in the U.S. Fifty-seven of EZchip's employees are engaged in research and development. We believe that our company has good relations with its employees and we have never experienced a labor dispute, strike or work stoppage.

                           As of December 31,
                         ----------------------
                         2002    2003      2004
                         ----    ----      ----
LanOptics employees        3        3        3
EZchip employees          87       78       77
                          --       --       --
    Total employees       90       81       80

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

     Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. All of our employees are covered by life and/or pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute between 13.3% of base wages to such plans and employees contribute between 5.0% to 5.5% of base wages. We also contribute between 5.0% and 7.5% of base wages to certain "professional advancement" funds for managers, engineers and others and such employees contribute 2.5% of base wages. Our contribution is limited, up to the maximum amounts which are not considered taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. In the fiscal year ended December 31, 2004, the aggregate payments to the National Insurance Institute amounted to approximately 16.31% of base wages, with the employee contributing 10.38 % (of which approximately 4.80 % relates to payments for national health insurance) and the employer contributing the remainder.

E. SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

     As of March 30, 2005, all the directors and executive officers as a group beneficially held 851, 585 of our ordinary shares (approximately 7.4% of our outstanding shares). This figure includes 610,596 shares beneficially owned by Eli Fruchter, representing approximately 5.7% of our outstanding shares. Mr. Fruchter is the only director or officer who holds 1% or more of our outstanding shares as of March 30, 2005.

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

     On October 2003 LanOptics adopted the 2003 Israeli Share Option Plan (the "2003 Israel Plan"), under which a total of 90,000 ordinary shares of the Company were reserved and authorized for the purpose of the option plan. The 2003 Israel Plan is administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. Options under the 2003 Israel Plan are issued to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees that receive options under the 2003 Israel Plan are afforded certain tax benefits (excluding controlling shareholders of the Company or those who are not employees or directors of the Company). The Company has elected the benefits available under the "capital gains" alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the trustee. The 2003 Israel Plan provides for the options granted to have a maximum exercise period of ten years from the date of grant. Options granted under the 2003 Israel Plan are generally exercisable over four years. Options that are not exercised will become available for further grant by the Board under the 2003 Israel Plan.

     As of March 30, 2005, there were outstanding options to purchase 306,239 ordinary shares. Of these options, 281,239 options were exercisable at exercise prices ranging from $2.50 to $6.93 per share. The number of options held by directors and officers of the Company as a group was 300,989, including options to purchase 194,739 ordinary shares held by Mr. Burstin.

EZCHIP OPTION PLANS

     Since 2000, EZchip has granted options to purchase its ordinary shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the "2000 Section 102 Share Option Plan", the "2003 Section 102 Share Option Plan" and the "2001 U.S. Stock Option Plan"), as an incentive to attract and retain qualified personnel. Under these plans a total of 11,500,000 ordinary shares of EZchip are reserved and authorized for issuance. Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant. The options generally expire 7 to 10 years from the date of the grant, and are non-transferable, except under the laws of succession. As of March 30, 2005, there were outstanding options to purchase ordinary shares of EZchip representing approximately 13.5% of the share capital of EZchip on an as converted and fully diluted basis. Approximately 20% of these options were held by directors and officers of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The following table sets forth certain information as of March 30, 2005 concerning the only persons or entities known to us to own beneficially more than 5% of our company's outstanding ordinary shares:

                                                    NUMBER OF
NAME                                               SHARES(1)(2)     PERCENT
----                                               ------------     -------
Eli Fruchter                                         610,596           5.7%
Satellite Strategic Finance Associates, LLC          620,000           5.8%


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

     According to our transfer agent, as of March 30, 2005, there were 46 holders of record of our ordinary shares, including 37 holders of record residing in the United States holding 9,783,633 ordinary shares, or 92.0% of the aggregate number of ordinary shares outstanding. We believe that as of such date we had over 5,500 beneficial shareholders.

RELATED PARTY TRANSACTIONS

     During the years ended December 31, 2002, 2003 and 2004 we paid $79,000, $123,000 and $0, respectively to Naschitz, Brandes & Co., a law firm in which Mr. Hanina Brandes, who was a principal shareholder of the Company until December 2003, is a senior partner. See Item 7C. "Interests of Experts and Counsel."

     In May 2003, LanOptics executed an agreement with all of EZchip's major shareholders. Pursuant to the agreement, EZchip's shareholders were granted an option to exchange all their shares in EZchip for ordinary shares of LanOptics, subject to the fulfillment of certain conditions. The exchange ratio will be calculated according to a formula determined by the parties, and will apply to all series of EZchip's shares without regard to any preferences of such shares. This option will expire upon the earlier of an initial public offering of EZchip's securities and the sale of all or substantially all of EZchip's assets or securities. We have not recorded this option in our books, since it is not considered as a liability.

     In early 2003, EZchip raised $13.5 million in a private placement of Series C Preferred shares, of which amount we invested $2.3 million. The terms of the Series C Preferred share financing also provided the investors in the private placement with an option to invest up to another $8 million in the future. This option was exercised on March 9, 2004, resulting in a follow-on Series C Preferred share investment in EZchip in the amount of $8 million, of which we invested $5.3 million.

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

DIVIDEND POLICY

     We anticipate that we will retain any future earnings to support operations and to finance the growth and development of our business. In addition, tax-exempt income attributable to our status as an approved enterprise under Israeli tax law can be distributed to shareholders without subjecting us to taxes only upon the complete liquidation of our company. Tax will be levied if we decide to distribute such income in the future. Currently, we intend to reinvest the amount of our tax-exempt income.

SIGNIFICANT CHANGES

     Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2003.

ITEM 9. OFFER AND LISTING

A. LISTING DETAILS

     Our ordinary shares are quoted on the Nasdaq SmallCap Market (prior to April 14, 2003, the Company's ordinary shares were traded on The Nasdaq National Market) and on the Tel Aviv Stock Exchange under the symbol "LNOP". Our listing on the Tel Aviv Stock Exchange was accomplished pursuant to special dual listing rules applicable to companies that are traded on Nasdaq.

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

                     NASDAQ            TEL AVIV STOCK EXCHANGE
               -------------------      --------------------
YEAR            HIGH         LOW         HIGH         LOW
----           -------     -------      -------     -------
1999           $ 7.18       $ 1.75          --           --
2000           $43.75       $ 5.50          --           --
2001           $19.25       $ 2.70          --           --
2002           $16.45       $ 3.97      $14.86       $ 6.16
2003           $11.20       $ 3.88      $11.10       $ 4.78
2004           $15.17       $ 4.77      $14.79       $ 5.22

QUARTERLY STOCK INFORMATION

     The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq Market and the Tel Aviv Stock Exchange:

                                     NASDAQ          TEL AVIV STOCK EXCHANGE
                              -------------------    -----------------------
2002                           HIGH         LOW         HIGH         LOW
----                          -------     -------      -------     -------
First quarter                 $ 14.00     $  6.07
Second quarter                  16.45        5.02      $14.864     $ 8.995
Third quarter                    8.98        5.95        9.569       6.836
Fourth quarter                   7.60        3.79        7.080       6.160

2003
----
First quarter                 $   6.2     $  3.88      $  6.86     $  4.78
Second quarter                   8.33        4.47         8.17        4.86
Third quarter                    9.80        6.41        10.05        7.23
Fourth quarter                  11.20        8.50        11.10        8.94

2004
----
First quarter                 $ 15.17     $  7.11      $ 12.12     $  7.95
Second quarter                   8.90        4.77         9.58        5.55
Third quarter                    9.80        6.41         6.77        5.22
Fourth quarter                  11.20        8.50        14.79        7.20

MONTHLY STOCK INFORMATION

2004
----
October                       $ 10.97     $  7.11      $ 10.44     $  7.20
November                        14.47        9.23        13.94       10.37
December                        15.17       10.64        14.79       11.15

2005
----
January                       $ 14.90     $  9.75      $ 14.41     $ 10.35
February                        11.50        7.79        11.37        8.12

March (thru March 30)         $  9.10     $  7.02      $  9.44     $  7.60

ITEM 10. ADDITIONAL INFORMATION

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

ANTI-TAKEOVER PROVISIONS UNDER ISRAELI LAW

     The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 25% of the voting rights in the company, unless there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless there is a shareholder with 45% or more of the voting rights in the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

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

TAX REFORM

     On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 2002, or the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the Tax Reform, which came into effect on January 1, 2003. Other regulations and decrees relating to the Tax Reform were executed as well.

     The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

     o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

     o Re-defining "residency" for tax purposes. A company's residency for tax purposes is determined, as of January 1 2003, according to its place of organization (instead of the company's place of registration and main activity). This test was legislated additionally to the control and management test, which has been applied prior to the Tax Reform.

     o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

     o Introduction of controlled foreign corporation, or CFC, rules into the Israeli tax structure. Generally under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of rights are held directly or indirectly by Israeli residents, which has undistributed profits a majority of whose income in a tax year is considered passive income, and the income tax rate is less then 20% abroad, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

     o Imposition of capital gains tax on capital gains realized by individuals as of January1, 2003, from the sale of shares of publicly traded companies (which was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax applicable to Shareholders" below;

     o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

STATUTORY CORPORATE TAX RATE

     Israeli companies are generally subject to corporate tax on their taxable income at a rate of 35% ( in the 2004 tax year), 34% (in the 2005 tax year), 32% (in the 2006 tax year) and 30% (in and after the 2007 tax year. In the Company's case, as described below, the rate is currently effectively reduced.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     EZchip's facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 or the "Investment Law", which provides certain tax and financial benefits to investment programs that have been granted such status.

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

     A company owning an approved enterprise may elect to receive either governmental grants or an alternative package of tax benefits. Under the alternative package, a company's undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of two to ten years (depending on the geographic location of the approved enterprise within Israel). The exemption commences in the first year of taxable income, and taxed at a reduced corporate tax of 10% to 25% for the following five to eight years, depending on the extent of foreign shareholders' ownership of the company's ordinary shares. The benefits period is limited to twelve years from completion of the investment under the approved plan or fourteen years from the date of approval, whichever is earlier. A Foreign Investors Company, or "FIC", defined in the Investment Law as a company of which more than 25% of its shareholders are non-Israeli residents, may enjoy benefits for a period of up to ten years, or twelve years if it complies with certain export criteria stipulated in the Investment Law (the actual length of the benefits period is graduated based on the percentage of foreign ownership). The tax benefits relate only to taxable income attributable to specific approved enterprises. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.

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

     EZchip has derived, and expects to continue to derive, a substantial portion of its operating income from its approved enterprise facilities. The tax benefits attributable to the current approved enterprise are scheduled to expire in 2013.

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

     The Investment Law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is March 31, 2005 (which may be extended by ministerial decision until June 30, 2005), and no new benefits will be granted after that date unless the expiration date is extended again. There can be no assurance that new benefits will be available after March 31, 2005 or that existing benefits will be continued in the future at their current level or at any level. Various proposals have been put forth for new legislation to replace the Investment Law. We are not able to predict whether or when this new legislation will be enacted, nor can we predict the nature and scope of benefits that may be available under any new law.

SPECIAL PROVISIONS RELATING TO MEASUREMENT OF TAXABLE INCOME

     We measures our taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Results of the Company for tax purposes are measured in terms of earning in NIS after certain adjustments for changes in the Israeli consumer price index. The Inflationary Adjustments Law is highly complex.

CAPITAL GAINS TAX APPLICABLE TO SHAREHOLDERS

     Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise.

     Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of an "industrial company," as defined by the Law for the Encouragement of Industry (Taxation), 1969, that are traded on specified non-Israeli markets, including The Nasdaq National Market. We believe that beginning from tax year 2002, the company has not been classified as an "industrial company." Another exemption may be available, however, because our shares became dual listed on the Tel-Aviv Stock Exchange in 2002. Shareholders are advised to consult their tax advisors regarding the availability of the exemption.

     On January 1, 2003, the Tax Reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. The tax basis of shares acquired prior to January 1, 2003 will be determined as the higher between the original price paid for the share and the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the Nasdaq SmallCap Market, provided such shareholders did not acquire their shares prior to an initial public offering. A non Israeli company won't be allowed to enjoy the tax exempt if its controlling shareholder is an Israeli or whether 25% of its shares are held by an Israeli. In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

     The above rules regarding the taxation of capital gains do not apply to:
(1) dealers in securities; (2) in certain cases, shareholders who report in accordance with the Inflationary Adjustment Law; or (3) shareholders who acquired their shares prior to the company's initial public offering.

     In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended or the "United States- Israel Tax Treaty", the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, or a "Treaty United States Resident," generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company's voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the Company's voting power at any time during such preceding twelve-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

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

STAMP TAX

     Under Israel's Stamp Tax on Documents Law, certain documents are subject to stamp tax. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of companies' compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003.

     The Company has received legal advice that there are a variety of defenses relating to the obligation to pay stamp tax or to the amount to be paid. In addition, the Israeli Forum of CFOs has filed a petition with the Israeli Supreme Court against enforcement of the law, and this petition is currently pending. If the Forum of CFOs' petition is rejected and the tax authorities do not accept the Company's defenses, the Company may be liable to pay stamp tax with respect to the period beginning June 1, 2003.

     The Company's management believes that applicable provision in the financial statements as of December 31, 2004, is adequate to cover probable costs arising from this matter.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summary sets forth the material U. S. federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares ("U.S. Shareholders"): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations, or other entities taxable as corporations for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) estates, the income of which is subject to U. S. federal income taxation regardless of its source; and (iv) trusts, if
(a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the U. S. Internal Revenue Code of 1986, as amended, or the Code, U. S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report, and all of which are subject to change either prospectively or retroactively. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets for U.S. federal income tax purposes and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax),
(b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, (c) U.S. Shareholders owning, directly or by attribution, 10% or more of the LanOptics' outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, or appreciated financial position, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-U. S. tax law.

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

DISTRIBUTIONS PAID ON THE ORDINARY SHARES

     A U.S. Shareholder generally will be required to include in gross income as dividend income, the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the LanOptics' current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. Shareholder's tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars on that day. A U.S. Shareholder generally will recognize foreign currency gain or loss (which is treated as ordinary income or loss from sources within the United States) upon the subsequent disposition of the NIS.

     Subject to certain conditions and complex limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will generally be eligible for credit against a U.S. Shareholder's U. S. federal income tax liability at such U.S. Shareholder's election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U. S. federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which such U.S. Shareholders elect to do so for all non-U.S. income taxes. Dividends with respect to the ordinary shares will generally be classified as foreign source "passive income" for the purpose of computing a U.S. Shareholder's foreign tax credit limitations for U.S. foreign tax credit purposes. U.S. Shareholders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate under the recently enacted amendments to the Code, see discussion below. The rules relating to foreign tax credits are complex, and each U.S. Shareholder should consult his or her tax advisor to determine whether he or she would be entitled to this credit.

     Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) LanOptics is entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that LanOptics is entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

     In the case of a cash basis U.S. Shareholder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Shareholder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

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

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

     For U.S. federal income tax purposes, a foreign corporation will be classified as a passive foreign investment company (a "PFIC") if, for any taxable year, either (i) 75% or more of its gross income in the taxable year is passive income, or (ii) 50% or more of the average value of its gross assets in the taxable year, calculated quarterly by value, produce or are held for the production of, passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets, which produce passive income.

     Although not free from doubt, based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurance that we will not in fact be considered to be a PFIC for our current taxable year or any other subsequent year because (i) the determination of whether or not we are a PFIC will be based on the composition of our income and assets and can be definitively made only after the end of each taxable year,
(ii) the value of our stock has been volatile historically, (iii) we own substantial amount of assets such as cash and marketable securities which are considered as passive asset for purposes of the PFIC rules and (iv) the legal and financial analysis to determine whether a company is a PFIC is not entirely clear. Therefore, there is no assurance that our belief regarding PFIC status will not be challenged by the U.S. Internal Revenue Service, or the IRS, or that a court will not sustain such challenge.

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

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Under certain circumstances, U.S information reporting and/or backup withholding of U.S. federal income tax (currently at the rate of 28%) on dividends received on, and the proceeds of the dispositions of, the ordinary shares may apply to U.S. Shareholders. A backup withholding tax may apply to such payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding tax will be allowed as a refund or credit against the U.S. Shareholder's U.S. federal income tax liability, provided that certain required information is furnished to the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

INTEREST RATE RISK MANAGEMENT

     Due to the existence of assets with different interest rates and maturity dates, we are exposed to changes in interest rates. Currently Our portfolio is composed mainly of (i) fixed income assets, including U.S. Government and Corporate Obligations, rated A-AAA and bearing annual interest rates in the range of 1.5% - 3.5%, with maturities in the range of 3 to 20 months; and (ii) short term managed liquidity funds bearing annual interest rates in the range of 1.0% - 1.8%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                                 Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                                 Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                                 Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

     There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     All internal control systems no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

                                  Year Ended December 31,
                        -------------------------------------------
                                2003                   2004
                        -------------------    --------------------
Services Rendered        Fees   Percentages     Fees    Percentages
----------------------  ------- -----------    ------  ------------
Audit (1)               $35,000      58%       $48,000      71%
Audit-related (2)       $20,000      33%       $20,000      29%
Tax (3)                 $ 5,000       9%       $    --      --
Total                   $60,000     100%       $68,000     100%

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

                                 Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

ISSUER PURCHASE OF EQUITY SECURITIES

     There were no shares purchased by us or on our behalf or by any affiliated purchaser during 2004.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

                                 Not applicable.

ITEM 18. FINANCIAL STATEMENTS

                    See pages F-1 - F-41 incorporated herein.

                       LANOPTICS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2004

                                 IN U.S. DOLLARS

                                      INDEX

                                                                PAGE
                                                             ----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM         F-2

CONSOLIDATED BALANCE SHEETS                                  F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                           F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)      F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                        F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   F-9 - F-41

                                   ----------

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                                 LANOPTICS LTD.

     We have audited the accompanying consolidated balance sheets of LanOptics Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' deficiency and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
February 17, 2005                              A Member of Ernst & Young Global

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                 DECEMBER 31,
                                                             -------------------
                                                      NOTE     2004       2003
                                                      ----   --------   --------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                 $ 13,504   $ 14,148
   Marketable securities                               4       12,115      5,414
   Trade receivables, net of allowance for doubtful
      accounts of $47 and $0 in 2004 and 2003,
      respectively                                                781        438

   Other accounts receivable and prepaid expenses      5          703        353
   Inventories                                         6        1,279        404
                                                             --------   --------
TOTAL current assets                                           28,382     20,757
                                                             --------   --------
LONG-TERM INVESTMENTS:
   Prepaid development and production costs, net       7          476        522
   Severance pay fund                                           1,489      1,249
                                                             --------   --------
TOTAL long-term investments                                     1,965      1,771
                                                             --------   --------
PROPERTY AND EQUIPMENT, NET                            8          384        564
                                                             --------   --------
INTANGIBLE ASSETS                                      9          634        873
                                                             --------   --------
TOTAL assets                                                 $ 31,365   $ 23,965
                                                             ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                       DECEMBER 31,
                                                                  ---------------------
                                                           NOTE      2004        2003
                                                           ----   ---------   ---------
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
   Trade payables                                                 $     856   $     202
   Other accounts payable and accrued expenses              10        2,478       2,565
                                                                  ---------   ---------

TOTAL current liabilities                                             3,334       2,767
                                                                  ---------   ---------
LONG-TERM LIABILITIES:
   Accrued severance pay                                              1,985       1,536
   Long-term loan                                           11           --       1,383
                                                                  ---------   ---------

TOTAL long-term liabilities                                           1,985       2,919
                                                                  ---------   ---------

REDEEMABLE PREFERRED SHARES AND
   WARRANT ISSUED BY A SUBSIDIARY                            3       14,946      11,608
                                                                  ---------   ---------

PREFERRED SHARES IN A SUBSIDIARY                                     20,991      20,991
                                                                  ---------   ---------

SHAREHOLDERS' DEFICIENCY:
   Share capital
      Ordinary shares of NIS 0.02 par value -               13
      Authorized: 30,000,000 shares at December 31, 2004
      and 2003; Issued and outstanding: 10,626,285 and
      9,250,535 shares at December 31, 2004 and 2003,
      respectively                                                       70          64
   Additional paid-in capital                                        53,193      39,516
   Accumulated other comprehensive income (loss)                        (84)         16
   Accumulated deficit                                              (63,070)    (53,916)
                                                                  ---------   ---------

TOTAL shareholders' deficiency                                       (9,891)    (14,320)
                                                                  ---------   ---------

TOTAL liabilities and shareholders' deficiency                    $  31,365   $  23,965
                                                                  =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                   NOTE       2004          2003          2002
                                                   ----   -----------   -----------   -----------
Revenues                                            15    $     4,746   $     1,756   $       465
Costs of revenues                                               1,889           624           163
Amortization of developed technology                              241           239            90
                                                          -----------   -----------   -----------

Gross profit                                                    2,616           893           212
                                                          -----------   -----------   -----------
Operating expenses:
   Research and development, net                                7,267         7,219         8,075
   In-process research and development write-off                   --            --         3,928
   Selling and marketing, net                                   2,309         2,191         1,913
   General and administrative                                   1,456         1,469         1,288
                                                          -----------   -----------   -----------

Total operating expenses                                       11,032        10,879        15,204
                                                          -----------   -----------   -----------

Operating loss                                                 (8,416)       (9,986)      (14,992)
Financial and other income (expenses), net *)       16           (738)         (418)          638

Loss from continuing operations                                (9,154)      (10,404)      (14,354)
                                                          -----------   -----------   -----------
Discontinued operations:
   Income from discontinued operations of a
      segment of a business                                        --            --            51
                                                          -----------   -----------   -----------

Net loss                                                  $    (9,154)  $   (10,404)  $   (14,303)
                                                          ===========   ===========   ===========

Net loss per share from continuing operations             $     (0.98)  $     (1.23)  $     (1.85)
                                                          ===========   ===========   ===========

Net loss per share                                        $     (0.98)  $     (1.23)  $     (1.85)
                                                          ===========   ===========   ===========
Weighted average number of ordinary shares used
   in computing net loss per share                          9,365,181     8,484,120     7,744,593
                                                          ===========   ===========   ===========

*) Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

                                              LANOPTICS LTD.AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                                ACCUMULATED
                                                   NUMBER OF SHARES                                OTHER
                                                ---------------------             ADDITIONAL   COMPREHENSIVE
                                                 ORDINARY    DEFERRED    SHARE      PAID-IN        INCOME
                                                  SHARES      SHARES    CAPITAL     CAPITAL        (LOSS)
                                                ----------   --------   -------   ----------   -------------
Balance as of January 1, 2002                    7,290,777     1,000      $ 56     $ 24,792        $   --

Issuance of shares, net                          1,153,508        --         4        8,898            --
Exercise of options                                 21,250        --     *) --           53            --
Retirement of deferred shares                           --    (1,000)       --           --            --
Comprehensive loss:
   Other comprehensive gain - unrealized gain
      on available-for-sale securities                                                                 21
   Net loss                                             --        --        --           --            --
                                                ----------    -------     ----     --------        ------

Total comprehensive loss

Balance as of December 31, 2002                  8,465,535        --        60       33,743            21

Issuance of shares, net                            750,000        --         4        5,637            --
Exercise of options                                 35,000        --     *) --           93            --
Compensation related to options granted to
   employees                                            --        --        --           43            --
Comprehensive loss:
   Other comprehensive loss - unrealized
      losses on available-for-sale securities           --        --        --           --            (5)
   Net loss                                             --        --        --           --            --
                                                ----------    -------     ----     --------        ------

Total comprehensive loss

Balance as of December 31, 2003                  9,250,535        --        64       39,516            16

Issuance of shares, net                          1,368,000        --         6       13,465            --
Exercise of options                                  7,750        --     *) --           40            --
Compensation related to options granted to
   employees                                            --        --        --          172            --
Comprehensive loss:
   Other comprehensive loss - unrealized
      losses on available-for-sale securities           --        --        --           --          (100)
   Net loss                                             --        --        --           --
                                                ----------    -------     ----     --------        ------

Total comprehensive loss

Balance as of December 31, 2004                 10,626,285        --      $ 70     $ 53,193        $  (84)
                                                ==========    =======     ====     ========        ======

                                                                                  TOTAL
                                                                  TOTAL       SHAREHOLDERS'
                                                ACCUMULATED   COMPREHENSIVE       EQUITY
                                                  DEFICIT          LOSS       (DEFICIENCY)
                                                -----------   -------------   -------------
Balance as of January 1, 2002                    $ (29,209)                     $  (4,361)

Issuance of shares, net                                 --                          8,902
Exercise of options                                     --                             53
Retirement of deferred shares                           --                             --
Comprehensive loss:
   Other comprehensive gain - unrealized gain
      on available-for-sale securities                          $      21              21
   Net loss                                        (14,303)       (14,303)        (14,303)
                                                 ---------      ---------       ---------

Total comprehensive loss                                          (14,282)
                                                                =========
Balance as of December 31, 2002                    (43,512)                        (9,688)

Issuance of shares, net                                 --                          5,641
Exercise of options                                     --                             93
Compensation related to options granted to
   employees                                            --                             43
Comprehensive loss:
   Other comprehensive loss - unrealized
      losses on available-for-sale securities           --             (5)             (5)
   Net loss                                        (10,404)       (10,404)        (10,404)
                                                 ---------      ---------       ---------

Total comprehensive loss                                          (10,409)
                                                                =========
Balance as of December 31, 2003                    (53,916)                       (14,320)

Issuance of shares, net                                 --                         13,471
Exercise of options                                     --                             40
Compensation related to options granted to
   employees                                            --                            172
Comprehensive loss:                                     --
   Other comprehensive loss - unrealized
      losses on available-for-sale securities           --           (100)           (100)
   Net loss                                         (9,154)        (9,154)         (9,154)
                                                 ---------      ---------       ---------

Total comprehensive loss                                        $  (9,254)
                                                                =========
Balance as of December 31, 2004                  $ (63,070)                     $  (9,891)
                                                 =========                      =========

*) Represents an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                                2004        2003        2002
                                                             ---------   ---------   ---------
Cash flows from operating activities:
Net loss                                                     $  (9,154)  $ (10,404)  $ (14,303)
   Adjustments to reconcile net loss to net cash used in
      operating activities:
      Income from discontinued operations                           --          --         (51)
      Depreciation and amortization                                661         918       1,255
      Write-off of in-process research and development              --          --       3,928
      Interest and amortization of premium of marketable
         securities                                                275        (126)       (566)
      Loss from sale of marketable debt securities                   5          --          --
      Accrued interest on Redeemable Preferred shares in a
         subsidiary                                                804         504          --
      Capital loss (gain) from sale of property and
         equipment                                                  (1)          3          --
      Accrued severance pay, net                                   209          30         (47)
      Amortization of discount on long-term loan                    88          59          --
      Stock-based compensation related to options granted
         to employees                                              172          43          --
      Increase in trade receivables                               (343)        (76)       (362)
      Decrease (increase) in other accounts receivable and
         prepaid expenses                                         (350)        179        (236)
      Increase in inventory                                       (875)        (27)       (377)
      Increase (decrease) in trade payables                        654        (304)        184
      Increase (decrease) in other accounts payable and
         accrued expenses                                          (87)         55         632
                                                             ---------   ---------   ---------

Net cash used in operating activities                           (7,942)     (9,146)     (9,943)
                                                             ---------   ---------   ---------

Cash flows from investing activities:
   Investment in marketable securities                         (10,820)     (6,493)     (3,142)
   Proceeds from marketable securities                           3,739       7,844      14,758
   Purchase of property and equipment                             (206)       (265)       (435)
   Proceeds from sale of property and equipment                     11          10          --
                                                             ---------   ---------   ---------

Net cash provided by investing activities                       (7,276)      1,096      11,181
                                                             ---------   ---------   ---------

The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                             YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2004       2003       2002
                                                         --------   --------   --------
Cash flows from financing activities:
   Issuance of shares, net                                 13,471      5,641         --
   Issuance of Redeemable Preferred shares in a
      subsidiary, net                                       2,563     10,928         --
   Proceeds from exercise of options                           40         93         53
   Issuance expenses                                           --         --        (53)
   Proceeds from long-term loan                                --      1,324         --
   Repayment of long-term loan                             (1,500)        --         --
   Proceeds from issuance of warrants by a subsidiary          --        176         --
                                                         --------   --------   --------

Net cash provided by financing activities                  14,574     18,162         --
                                                         --------   --------   --------

Increase (decrease) in cash and cash equivalents             (644)    10,112      1,238
Cash and cash equivalents at the beginning of the year     14,148      4,036      2,798
                                                         --------   --------   --------

Cash and cash equivalents at the end of the year         $ 13,504   $ 14,148   $  4,036
                                                         ========   ========   ========

Non-cash activities:
   Investment in a subsidiary in consideration of the
      issuance of shares (Note 3):
      Property and equipment                             $     --   $     --   $    204
      Prepaid development and production costs                 --         --        160
      Technology                                               --         --     (1,203)
      Preferred shares in a subsidiary                         --         --     (4,188)
      In-process research and development                      --         --     (3,928)
                                                         --------   --------   --------

      Issuance of shares                                 $     --   $     --   $ (8,955)
                                                         ========   ========   ========

Supplemental disclosure of cash flows activities:
   Cash paid during the period for:
      Interest                                           $     56   $     54   $     --
                                                         ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share data)
--------------------------------------------------------------------------------

NOTE 1:-  GENERAL

          a. LanOptics Ltd. (the "Company" or "LanOptics") was incorporated in 1989 as a limited liability company under the laws of the State of Israel. Until 1999, the Company's principal business was the development, manufacturing and marketing of solutions and Internet applications that improved the performance of LANs and WANs. In addition, LanOptics operated two independent business units, its NetGuard subsidiary, whose operations ceased in early 2001 and its NetXchange subsidiary whose operations ceased in 1998. LanOptics is now operating in the segment of network processors, through its majority-owned subsidiary, EZchip Technologies Ltd., ("EZchip"), which is engaged in the development of high performance network processors (see Note 15d for information related to major customers).

               EZchip was established in December 1999 as a wholly-owned subsidiary of the Company. EZchip's technology provides packet processing, classification and traffic management on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible processing enables a wide range of applications for the metro, carrier-edge and core-enterprise. During 2001 EZchip established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip's products in North America. As of December 31, 2004, the Company holds 53.4% of EZchip's shares and of the voting rights of such company. As for additional percentage of ownership and control in subsidiaries (see also Notes 3 and 13).

          b. As for additional percentage of ownership and control in subsidiaries, see Note 18.

          c. The Company's Ordinary shares are traded on the NASDAQ SmallCap Market under the symbol "LNOP" and on the Tel-Aviv Stock Exchange. Prior to April 14, 2003, the Company's Ordinary shares were traded on the NASDAQ National Market.

          d. On December 31, 2002, following two quarters of minimal operations relating to its networking solutions products ("legacy products"), and based on its expectation of minimal future sales of these products, LanOptics management decided to terminate this operation and to account for its legacy operations as a discontinuation of a business in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") in the financial statements as of December 31, 2002. Accordingly, the results of operations of the legacy operations have been reported separately as discontinued operations in the statements of operations.

               For the years ended December 31, 2004, 2003 and 2002 the revenues from the legacy operations amounted to $0, $0 and $51, respectively.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-  GENERAL (CONT.)

          e. EZchip currently depends on a single manufacturer for production of its currently available network processors. If this manufacturer should be unable or unwilling to continue to manufacture EZchip's products in required volumes or on a timely basis, any resulting manufacturing delays could result in the loss of sales, which could adversely affect operating results.

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements were prepared in accordance with U.S. GAAP, as follows:

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

          b.   Financial statements in U.S. dollars:

               The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar"). Most of the revenues were and are denominated and earned in dollars, most purchases of materials and components are made in dollars, Financing and investing activities, including equity transactions and cash investments, are made in U.S. dollars and most of the Company's assets are denominated in dollars. Thus, the functional and reporting currency of the Company and its subsidiary is the U.S. dollar.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard Board No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

          c.   Basis of consolidation:

               The consolidated financial statements include the accounts of the Company and its subsidiaries (all of which are inactive as of December 31, 2004 except for EZchip Ltd and EZchip Inc.) Intercompany balances and transactions have been eliminated upon consolidation.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          d.   Cash equivalents:

               The Company considers all highly liquid investments that are readily convertible to cash and with maturities of three months or less at their acquisition date as cash equivalents.

          e.   Marketable securities:

               The Company accounts for its investments in marketable securities using SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. As of December 31, 2004 and 2003, all marketable securities were designated as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

          f.   Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items or technological obsolescence and are recorded in the consolidated statement of operation. Cost is determined as follows:

               Raw materials - using the weighted average method.

               Work in progress and finished products - using the weighted average method and calculated manufacturing costs.

          g.   Property and equipment:

               Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

               The annual depreciation rates are as follows:

                                                                ANNUAL DEPRECIATION RATE (%)
                                                              --------------------------------
               Office furniture and equipment                                 6
               Computers, software and electronic equipment                  33
               Motor vehicles                                                15
               Leasehold improvements                         Over the shorter of their useful
                                                                 life or term of the lease

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          h.   Impairment of long-lived assets:

               The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

               During the years 2004, 2003 and 2002, no impairment losses have been identified.

          i.   Intangible assets:

               Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits from the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142"). Acquired technology is amortized on a straight line basis over a period of 5 years.

          j. Redeemable Preferred shares in a subsidiary and Preferred shares in a subsidiary:

               The investment by third parties in Redeemable Preferred shares in EZchip and Preferred shares in EZchip is presented as a separate component in the balance sheet, Redeemable Preferred shares in a subsidiary and Preferred shares in a subsidiary, respectively.

               The Redeemable Preferred shares bear annual interest at the rate of 6%. Such interest is accrued and will be paid only upon redemption of such shares.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          k.   Research and development costs:

               Research and development costs, are charged to the Statement of Operations as incurred. SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed"("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

               Based on the Company and its subsidiaries' product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company and its subsidiaries' between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed as incurred.

          l.   Severance pay:

               The liability of the Company and its Israeli subsidiaries for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and is presented on an undiscounted basis. Employees are entitled to one month's salary for each year of employment or a portion thereof. The liability for all of the employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance expenses (income) for the years ended December 31, 2004, 2003 and 2002 were $193, $18 and $(25), respectively.

          m.   Income taxes:

               The Company and its subsidiaries account for income taxes in accordance with SFAS No.109, "Accounting for Income Taxes" ("SFAS No.109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          n.   Net loss per share:

               Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128 "Earnings Per share"("SFAS No. 128").

               For the years ended December 31, 2004, 2003 and 2002, all outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such stock options and warrants were antidilutive. The total weighted average number of Ordinary shares related to options and warrants excluded from the calculation of diluted net loss per share were 306,239, 313,989 and 258,739 for the years ended December 31, 2004, 2003 and 2002, respectively.

          o.   Accounting for stock based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized over the vesting period.

               Under SFAS No. 123 (as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - transition and disclosure" ("SFAS No. 148")), pro forma information regarding net income (loss) and net earnings (loss) per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions for 2003: risk-free interest rates of 1.98%; dividend yields of 0%; expected life for an option of up to two years and excepted volatility of 8.36%. No options were granted during 2002 and 2004.

               The fair value for the subsidiary's options was estimated at the date of grant using the Black-Scholes valuation model, with the following assumptions for 2004, 2003 and 2002: risk free interest rates of 3.08%, 2.98% and 4.0%; divided yields of 0%, expected life for options of four years and excepted volatility of 0.5%.

               For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expenses over the options' vesting period.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               Pro forma information under SFAS 123:

                                                          YEAR ENDED DECEMBER 31,
                                                     ---------------------------------
                                                        2004        2003        2002
                                                     ---------   ---------   ---------
               Loss from continuing operations as
                  reported                           $  (9,154)  $ (10,404)  $ (14,354)
                                                     =========   =========   =========

               Income from discontinued operations
                  as reported                        $      --   $      --   $      51
                                                     =========   =========   =========

               Net loss as reported                  $  (9,154)  $ (10,404)  $ (14,303)
               Add: stock-based employee
                  compensation expense determined
                  under fair value based method         (1,219)       (387)       (204)
               Deduct: stock-based employee
                  compensation expense included in
                  reported net loss                        172          43          --
                                                     ---------   ---------   ---------

               Pro forma loss from continuing
                  operations                         $ (10,201)  $ (10,748)  $ (14,558)
                                                     =========   =========   =========

               Pro forma income from discontinued
                  operations                         $      --   $      --   $      51
                                                     =========   =========   =========

               Pro forma net loss                    $ (10,201)  $ (10,748)  $ (14,507)
                                                     =========   =========   =========

               Pro forma net loss per share from
                  continuing operations              $   (1.09)  $   (1.27)  $   (1.87)
                                                     =========   =========   =========

               Pro forma net loss per share          $   (1.09)  $   (1.27)  $   (1.87)
                                                     =========   =========   =========

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          p.   Revenue recognition:

               The Company generates most of its revenues from sales of network processors chips and to a lesser extent from the sales of network-processor based systems, software tools and evaluation boards, through EZchip Ltd. and its wholly owned subsidiary EZchip Inc.

               Revenues from sales of evaluation boards and development software tools, required in the design period are recognized over the customers design period - usually 12 to18 months, which is the expected average time required for EZchip's customers to develop networking products, based on EZchip technology.

               Revenues from sales of network processors chips and production stage network processor based systems are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104"), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Generally, the Company does not have any significant obligations after delivery. The Company does not grant a right of return to its customers.

               Arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets are recognized in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21").

               A multiple-element arrangement is separated into more than one unit of accounting if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s).

               If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative VSOE.

               Deferred revenues include amounts received from customers for which revenue has not been recognized.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          q.   Advertising expenses:

               Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $142, $169 and $121, respectively.

          r.   Concentrations of credit risk:

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

               The trade receivables of the Company are derived from sales to customers located mainly in North America, the Far East and Israel. The Company performs ongoing credit evaluations of its customers, and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

               The Company's marketable securities include investments in U.S. corporations and government debt securities. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

               The Company and its subsidiaries have no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

          s.   Fair value of financial instruments:

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

               The fair value of marketable securities is based on quoted market prices. As for the fair value of the marketable securities see
               Note 4.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          t.   Reclassification:

               Certain prior year amounts have been reclassified to conform to the current year presentation.

          u.   Impact of recently issued accounting standards:

               In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29 ("SFAS 153"). The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions ("APB 29"), is based on the principle that exchanges of non-monetary assets should be measure based on fair value of the assets exchanged. APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

               On December16, 2004, the FASB issued SFAS No. 123R (revised
               2004), Share Based Payment, which is revision of FASB Statement No. 123, Accounting for Stock Based Compensation. SFAS 123R supersedes APB No. 25, and amends SFAS No. 95, Statement of Cash Flow. Generally, the approach in SFAS 123R is similar to the approach described in Statement 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.

               For public companies, SFAS 123R must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company will adopt SFAS 123R on July 1, 2005.

               SFAS 123R permits companies to adopt its requirement using one of the two methods:

               1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123R for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested in the effective date.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based in the amounts previously recognized under SFAS 123R for purposes of pro forma disclosures either: (a) all prior periods presented or (b) prior interim period of the year of adoption.

               The Company and its subsidiaries plan to adopt SFAS 123R using the modified prospective method. As permitted by SFAS 123, the Company and its subsidiaries currently account for share based payments to employees using APB 25 intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R fair value method will have significant impact in the Company and its subsidiaries' result of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had the Company and its subsidiaries' adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 the Company's consolidated financial statements.

               In March 2004, the FASB approved the consensus reached on Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. The accounting provisions of EITF 03-1 are effective for all reporting periods beginning after June 15, 2004, while the disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company has evaluated the impact of the adoption of EITF 03-1 and does not believe the impact will be significant to the Company's overall results of operations or financial position.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 3:-  INVESTMENT IN EZCHIP

          a. On August 19, 2002, the Company acquired 2,777,778 Preferred A shares and 737,462 Preferred B shares of EZchip, in consideration of the issuance of 1,153,508 Ordinary shares of the Company. The total fair value of the Ordinary shares issued for the acquisition was $8,955, (determined based on the average price of LanOptics' Ordinary shares two days before and after the announcement date of the transaction). The transaction was accounted for according to the purchase method of accounting, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Since the fair value of the identifiable net assets acquired exceeded the cost, the excess of the fair value over cost (i.e., negative goodwill) reduced, on a pro rata basis, amounts assigned to all of the acquired assets.

               The purchase price allocation was as follows:

                                                              Purchase price
                                                                allocation
                                                              --------------
               EZchip Preferred A and B shares acquired          $ 4,188
               Intangible assets acquired:
                  In-process research and development (1)          3,928
                  Developed technology (2)                         1,203
                  Property and equipment                            (204)
               Prepaid development and production costs (3)         (160)
                                                                 -------

               Total consideration                               $ 8,955
                                                                 =======

               (1) Purchased in-process research and development costs were written off in accordance with FASB Interpretation No. 4 "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method an interpretation of FASB Statement No. 2".

               (2) The developed technology is amortized using the straight-line method over the useful life of the technology, which is five years. (See Note 9.)

               (3) Prepaid development costs are amortized upon achievement of milestones determined in the agreement. The prepaid production costs are amortized according to the ratio of units produced and the total estimated units to be manufactured under the agreement. (See Note 7.)

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 3:-  INVESTMENT IN EZCHIP (CONT.)

          b. During March 2003, EZchip signed an investment agreement (the "Investment Agreement") pursuant to which EZchip was expected to raise up to $21,500 in return for the issuance of up to 26,345,092 Redeemable Preferred C shares at a price per share of $0.8161. The funding consisted of an initial equity investment of $13,500 with an option to invest another $8,000 in equity in the future.

               In March 2003, EZchip issued to LanOptics and to third parties 16,542,267 Series C Redeemable Preferred shares in consideration of $13,500 ("First investment"). The net amount of $10,928, which was invested by third parties, was recorded as Redeemable Preferred shares in a subsidiary.

               In March 2004, in the framework of the March 2003 Investment Agreement EZchip issued 9,802,825 Series C Redeemable Preferred Shares to the Company and to third parties (the "Second Investment"). Out of the total consideration of $8,000 that was invested in EZchip in March 2004, third parties invested a net amount of $2,563. The holders of the Series C Redeemable Preferred Shares may request redemption of the shares after four years. The shares will be redeemed at a price per share equal to the greater of (a) the original Series C per share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% coupon interest compounded annually or (b) the fair market value of such shares. Since the shareholders may request redemption after four years, the net amount that was invested by third parties was recorded as Redeemable Preferred shares in a subsidiary as a mezzanine account (between liabilities and shareholder's equity).

          c. In May 2003, LanOptics executed an agreement with all of the major shareholders of EZchip (the "Major Shareholders"), pursuant to which the Company offered the Major Shareholders the option to exchange all their shares in EZchip for Ordinary shares of LanOptics, subject to the fulfillment of certain conditions (the "Swap Option"). Under the terms of the Swap Option, the exchange ratio will be calculated according to a formula determined between the parties with no differences among the outstanding series of EZchip shares. The Swap Option is exercisable by the Major Shareholder until the earlier of the (1) IPO of EZchip 's securities or (2) sale of substantially all of EZchip's assets or securities.

               As of December 31, 2004, the Company holds 53.4% of EZchip shares and of the voting rights in such company.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 4:-  MARKETABLE SECURITIES

          As of December 31, 2004 and 2003 all the Company's securities were classified as available-for- sale.

                                                     2004                               2003
                                      ---------------------------------   --------------------------------
                                      AMORTIZED   UNREALIZED    MARKET    AMORTIZED   UNREALIZED    MARKET
                                         COST       LOSSES       VALUE       COST        GAINS      VALUE
                                      ---------   ----------   --------   ---------   ----------   -------
          Corporate debt securities    $  5,745     $ (39)     $  5,706    $ 3,886       $ 12      $ 3,898
          US government
             institutions                 6,454       (45)        6,409      1,512          4        1,516
                                       --------     -----      --------    -------       ----      -------

          Total                        $ 12,199     $ (84)     $ 12,115    $ 5,398       $ 16      $ 5,414

                                           2004
                                   --------------------
                                   AMORTIZED    MARKET
                                      COST       VALUE
                                   ---------   --------
          Matures in one year       $  6,705   $  6,653
          Matures after one year       5,494      5,462
                                    --------   --------

          Total                     $ 12,199   $ 12,115
                                    ========   ========

          The gross realized gains on available-for-sale securities totaled to $5, $0 and $0 in 2004, 2003 and 2002, respectively.

          For the years ended December 31, 2004, 2003 and 2002, the unrealized gain (losses) amounted to $(100), $(5) and $21, respectively.

          The following table summarizes the fair value and gross unrealized losses related to available-for-sale securities, aggregated by investment category and length of time to maturities as of December 31, 2004:

                                         LESS THAN 12 MONTHS     12 MONTHS OR MORE            TOTAL
                                        --------------------   --------------------   ---------------------
                                          FAIR    UNREALIZED     FAIR    UNREALIZED     FAIR     UNREALIZED
                                         VALUE      LOSSES      VALUE      LOSSES       VALUE      LOSSES
                                        -------   ----------   -------   ----------   --------   ----------
          Corporate bonds               $ 3,729     $ (37)     $ 1,977     $  (2)     $  5,706     $ (39)
          U.S government institutions     2,924       (15)       3,485       (30)        6,409       (45)

                                        -------     -----      -------     -----      --------     -----

          Total                         $ 6,653     $ (52)     $ 5,462     $ (32)     $ 12,115     $ (84)
                                        =======     =====      =======     =====      ========     =====

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 5:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                     DECEMBER 31,
                                   ---------------
                                     2004     2003
                                   -------   -----
          Government authorities   $   149   $  46
          Employees                     19      46
          Prepaid expenses             503     232
          Unbilled receivables          --      25
          Others                        32       4
                                   -------   -----

          Total                    $   703   $ 353
                                   =======   =====

NOTE 6:-  INVENTORIES

          Raw materials            $   173   $ 159
          Work in progress             166      24
          Finished products            940     221
                                   -------   -----

          Total                    $ 1,279   $ 404
                                   =======   =====

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 7:-  PREPAID DEVELOPMENT AND PRODUCTION COSTS

          During 2000, the Company recorded prepaid development and production costs in the amount of $ 2,134 pursuant to an agreement signed between EZchip and IBM. According to the agreement, EZchip issued to IBM fully vested non-forfeitable Ordinary shares and is also obligated to make future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, which consists of the following:

          (a) Development - Access to unique semiconductor communications cores and technologies, and (b) Production - IBM has committed to develop specialized high-performance embedded DRAM cores, which meet the requirements of EZchip's 10-Gigabit wire-speed processing. The fair value of these services was measured in accordance with EITF 96-18 "Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services" ("EITF 96-18") and recorded as an asset.

          The Ordinary shares that were issued were valued in accordance with deemed fair value of EZchip's Ordinary shares at the date of the agreement based on a valuation performed by the Company's management. In addition, the Company performed a valuation of the development services, based on estimations performed by the Company's management of the scope of the anticipated efforts involved, using its best judgment and experience, as well as its acquaintance with the market price for similar development services. As support for the management's estimation, the Company also reviewed negotiations for comparable transactions, which indicated similar prices for IBM's development services. The remainder of the value of the shares issued to IBM was allocated to production services. Accordingly, prepaid costs totaling $ 2,134 were allocated between prepaid development services of $ 1,500, and prepaid production services of $ 634.

          Development costs are amortized upon achievement of milestones determined in the agreement.

          Production costs are included in cost of sales based on quantities produced. The production costs are amortized according to the ratio of units produced and the total estimated units to be manufactured under the agreement.

          For the years ended December 31, 2004, 2003 and 2002, amortization expenses related to the development costs amounted to $ 0, $ 122 and $ 505, respectively and the amortization expenses related to the production costs amounted to $ 47, $ 12 and $ 4, respectively.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 8:-  PROPERTY AND EQUIPMENT

                                                               DECEMBER 31,
                                                            -----------------
                                                              2004      2003
                                                            -------   -------
          Cost:
             Office furniture and equipment                 $     6   $     5
             Computers, software and electronic equipment     2,981     2,781
             Motor vehicles                                      41        62
             Leasehold improvements                              52        47
                                                            -------   -------

          Total cost                                          3,080     2,895
                                                            -------   -------

          Total accumulated depreciation                      2,696     2,331
                                                            -------   -------

          Depreciated cost                                  $   384   $   564
                                                            =======   =======

          Depreciation expenses for the years ended December 31, 2004, 2003 and 2002, amounted to $ 376, $ 545 and $ 655, respectively.

NOTE 9:-  INTANGIBLE ASSETS

                                        DECEMBER 31,
                                     -----------------
                                       2004      2003
                                     -------   -------
          Cost:
             Developed technology    $ 1,203   $ 1,203

          Accumulated amortization       569       330
                                     -------   -------

          Amortized cost             $   634   $   873
                                     =======   =======

          Amortization expenses for the years ended December 31, 2004, 2003 and 2002, amounted to $ 238, $ 239 and $ 91, respectively.

NOTE 10:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                              DECEMBER 31,
                                           -----------------
                                             2004      2003
                                           -------   -------
          Employees and payroll accruals   $ 1,308   $ 1,199
          Accrued expenses                     915       843
          Deferred revenues                    255       420
          Others                                --       103
                                           -------   -------

                                           $ 2,478   $ 2,565
                                           =======   =======

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 11:- LONG-TERM LOAN

          In April 2003, EZchip signed a Loan Agreement (the "Loan Agreement") with a third party (the "Lender") for providing EZchip with a $ 1,500 (the "Loan"). The Loan bears annual interest of LIBOR + 4.5% per annum.

          In addition, EZchip granted the Lender a warrant to purchase 551,409 Preferred C shares (adjusted in 2004 as described below) at an exercise price of $ 0.8161 per share. The Warrant is exercisable until the earlier of (i) March 2011 or (ii) an initial public offering ("IPO") or a M&A transaction. Moreover, it was agreed that should the Loan be repaid prior to October 2004, the number of warrants granted to the Lender would be decreased to 459,503.

          According to the Loan Agreement, the Loan was to be automatically repaid at any time at the discretion of EZchip at the earlier of (1) March 14, 2005; (2) the consummation of an investment in EZchip of at least $15,000, or (3) an IPO.

          In August 2004, EZchip repaid the Loan and as such, the floating charge, which was placed in respect of this Loan, was removed.

          The warrant was accounted for in accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB 14"). Under APB 14, the fair value of the warrants was calculated using the Black-Scholes valuation model with the following assumptions: a risk-free interest rate of 1.38%, a dividend yield of 0%, a volatility of 0.5% and a weighted average expected life of eight years. The fair value of the warrants, at the amount of $176, was presented as "Warrants Issued by a Subsidiary", and accordingly as a discount on the loan. The discount is amortized as financial expenses over a period of two years, based on the assumption that the Loan will be repaid in March 2005.

          In accordance with the terms of the Loan Agreement, the number of warrants granted to Lender was decreased to 459,503 due to the repayment of the loan prior to October 2004. Consequently, 91,900 options were forfeited and financial income at the amount of $29 was recorded.

          As of December 31, 2004, the value of the Warrants Issued by a Subsidiary amounted to $147.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Royalty commitments:

               Under the research and development agreements of the Company and its subsidiaries with the Office of the Chief Scientist of the Ministry of Industry and Trade, the Company and its subsidiaries received grants for the funding of research and development projects.

               The Company is committed to pay royalties at the rate of 3%-4.5% to the Chief Scientist with respect to products in which the Chief Scientist participates in their research and development costs, up to an amount equal to 100%-150% of the grants received. Repayment of such grants is not required in the event that there are no sales of products developed through such grants. As of December 31, 2004, the Company has a contingent obligation to pay royalties with respect to the aforementioned grants in the amount of $7,802 (excluding accrued interest), which is related to discontinued operations. Therefore, the Company does not anticipate that it will pay additional royalties in respect of these grants.

               During the years 2004, 2003 and 2002, no royalties have been paid or accrued.

          b.   Lease commitments:

               1. The Company and its subsidiaries lease their facilities under operating lease agreements, which will expire in 2007. The minimum lease payments under non-cancelable operating leases are as follows:

                            YEAR ENDED
                           DECEMBER 31,
                           ------------
                    2005       $ 339
                    2006         339
                    2007          28
                               -----

                               $ 706
                               =====

                    In case the Company will decide to terminate the operating lease agreements earlier, the Company will pay compensation in an amount of $20 to $40.

                    The Company's subsidiary leases two offices in the U.S. under lease agreements, which it renews every six months for a monthly payment of $7.

                    Total rent expenses of the Company and its subsidiaries, for the years ended December 31, 2004, 2003 and 2002, amounted to $363, $370 and $410, respectively.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

               2. The Company and EZchip lease motor vehicles under operating lease agreements, which will expire in 2007. The minimum lease payments under non-cancelable operating leases are as follows:

                            YEAR ENDED
                           DECEMBER 31,
                           ------------
                    2005       $ 372
                    2006         348
                    2007         100
                               -----
                               $ 820
                               =====

                    Motor vehicles lease expenses for the years ended December 31, 2004, 2003 and 2002, amounted to $572, $443 and $549, respectively.

          c. According to the investment agreement (see Note 13a(2) ) the investors were granted certain registration rights. The investment agreement provides for liquidated damages at if a registration statement is not declared or maintained effective with the U.S. Securities and Exchange Commission (as defined in the investment agreement).

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 13:- SHAREHOLDERS' EQUITY

          a.   Company's shares:

               1. Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

               2. On November 24, 2004, the Company signed an investment agreement pursuant to which the Company issued 1,368,000 Ordinary shares for a net consideration of $ 13,471. Issuance costs related to the investment, amounted to $893. In addition, the investors were granted warrants to purchase 478,800 Ordinary shares at an exercise price of $ 15.5 per share with an exercise period of five years. According to the investment agreement, the Company has a commitment to register to trade the shares underlying the agreement. Any delay in registration and/or effectiveness of a registration statement (as defined in the investment agreement) would result in liquidated damages to be paid in cash to the investors. The Company classified the warrants' fair value as permanent equity.

                    On December 23, 2004, the Company filed a Form F-3 registration statement with respect to the shares issued under the investment agreement, including the underlying shares related to the warrants. The Form F-3 registration statement was declared effective on February 2, 2005.

                    In December 2003, the Company issued 750,000 Ordinary shares for a net consideration of $ 5,641. In addition, the Company granted the investors warrants to purchase up to 187,500 Ordinary shares at an exercise price of $ 11.39 per Ordinary share. The warrants are exercisable until December 2008. On January 23, 2004, the Company filed a Form F-3 registration statement with respect to the 750,000 shares that were issued and the 187,500 shares underlying the warrants. The Form F-3 registration statement was declared effective on February 17, 2004.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

          b.   Subsidiary's shares:

               The rights, preferences and restrictions of the shares of EZchip are as follows:

               1. The Preferred shares confer on their holders all of the rights conferred by the Ordinary shares.

               2.   Voting rights:

                         Every holder of Preferred Shares shall have one vote for each Ordinary share into which the Preferred shares held by him could be converted.


               3.   Conversion:

                         Each Preferred share shall be convertible at the option of the holder into EZchip's Ordinary shares on a 1:1 basis, subject to adjustment.

                         The Preferred shares shall automatically be converted into EZchip Ordinary shares on a 1:1 basis, subject to adjustment, upon a qualified IPO or by decision of the holders of a majority of the outstanding Preferred shares at any time.

               4.   Dividend preference:

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

               5.   Anti-dilution:

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

               6.   Liquidation preference:

                    (a) First, each Series C Preferred share shall entitle its holder to the original Series C per share issue price (the "C FIRST PREFERENCE"); (b) second, each Series B Preferred share shall entitle its holder to the original Series B per share issue price (the "B FIRST PREFERENCE"); (c) Third, each Series A Preferred share shall entitle its holder to the original Series A per share issue price (the "A FIRST PREFERENCE"); (d) fourth, each Series C Preferred share shall entitle its holder to one and a half times the original Series C per share issue price (the "C SECOND PREFERENCE" and together with the C FIRST PREFERENCE, the "C PREFERENCE"); (e) fifth, each Series B Preferred share shall entitle its holder to one and a half times the Original Series B per share issue price (the "B SECOND PREFERENCE" and together with the B FIRST PREFERENCE, the "B PREFERENCE") and, (f) sixth, in the event that the assets available for distribution shall equal or exceed the amount necessary to pay the full Series C, B and A Preference, then after those distributions, all of the remaining assets shall be distributed to the holders of Series A, B and C Preferred shares and Ordinary shares in proportion to the respective percentage holdings, assuming all of the outstanding Preferred shares have been converted into Ordinary shares (the "DISTRIBUTION").

                         The previous paragraph is subject to the following:
                         Each holders of Series C Preferred and or Series B Preferred Shares shall receive, with respect to each Series C Preferred and or Series B Preferred Shares held by such holder, the greater of (1) the C Preference or B Preference as applicable to such Preferred Shares, or (2) the amount that such holder would receive pursuant to the abovementioned Distribution. The holders of Series A Preferred shares shall not be entitled to receive the A Preference if upon a distribution of the assets of the Company pursuant to the abovementioned Distribution, without giving effect to the A Preference, such holder would receive, in respect of each Series A Preferred share an amount equal to or greater than three times the original A issue price.

                         The aggregate liquidation preference, related to the holders of EZchip's shares, other than LanOptics, as of December 31, 2004 amounted to approximately $ 84,000.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

               7.   Redemption:

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

               8.   Required consent:

                    EZchip's articles of incorporation require approval by a simple majority of its board of directors or shareholders actions in the ordinary course of business.

                    The consent of holders of a majority of the Series C Preferred shares shall be required to:

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

          c.   Stock option plans:

               In 1992 the Company adopted the 1992 Stock Option plan (the "1992 Plan") which provides for the grant of options to purchase Ordinary shares to employees of the Company.

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

               In October 2003, LanOptics adopted the 2003 Israeli Share Option Plan (the "2003 Israel Plan") under which a total of 90,000 ordinary shares of the Company were reserved and authorized for issuance. Options under the 2003 Israel Plan are issued to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. The 2003 Israel Plan provides for the options granted to have a maximum exercise period of ten years from the date of grant. Options granted under the 2003 Israel Plan are generally exercisable over four years. Options that are not exercised will become available for further grant by the Board under the 2003 Israel Plan.

               Transactions related to the grant of options to employees under the above plans during the years ended December 31, 2004, 2003 and 2002, were as follows:

                                                               YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------------------
                                                 2004                    2003                    2002
                                        ---------------------   ---------------------   ---------------------
                                                     WEIGHTED                WEIGHTED                WEIGHTED
                                                      AVERAGE                 AVERAGE                 AVERAGE
                                          NUMBER     EXERCISE     NUMBER     EXERCISE     NUMBER     EXERCISE
                                        OF OPTIONS     PRICE    OF OPTIONS     PRICE    OF OPTIONS     PRICE
                                        ----------   --------   ----------   --------   ----------   --------
               Outstanding at
                  beginning of year      313,989      $ 5.00     258,739      $ 4.01     294,989      $ 3.92

               Granted                        --          --      90,250      $ 6.93          --      $   --
               Exercised                  (7,750)     $ 5.21     (35,000)     $ 2.68     (21,250)     $ 2.50
               Forfeited                      --          --          --      $   --     (15,000)     $ 4.25
                                         -------                 -------                 -------

               Outstanding at end of
                  year                   306,239      $ 4.99     313,989      $ 5.00     258,739      $ 4.01
                                         =======      ======     =======      ======     =======      ======

               Exercisable options at
                  end of year            266,239      $ 5.74     238,989      $ 4.45     247,239      $ 4.00
                                         =======      ======     =======      ======     =======      ======

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

               The options outstanding as of December 31, 2004, have been separated by exercise prices, as follows:

                             OPTIONS       WEIGHTED       OPTIONS
                           OUTSTANDING     AVERAGE      EXERCISABLE
                              AS OF       REMAINING        AS OF
               EXERCISE   DECEMBER 31,   CONTRACTUAL   DECEMBER 31,
               PRICE          2004           LIFE          2004
               --------   ------------   -----------   ------------
                                           (YEARS)
                                         -----------
               $ 2.5           5,250         2.32           5,250
               $ 4.15         16,250         1.87          16,250
               $ 4.234       194,739         5.00         194,739
               $ 6.93         90,000         8.84          50,000
                             -------         ----         -------
                             306,239         7.25         266,239
                             =======         ====         =======

               Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to the market price of the shares at date of grant are as follows:

                                                        EXERCISE PRICES THAT EQUAL MARKET PRICE
                                                                    ON DATE OF GRANT
                                                        ---------------------------------------
                                                                      DECEMBER 31,
                                                        ---------------------------------------
                                                            2004          2003          2002
                                                        -----------   -----------   -----------
               Weighted average exercise price              $ --         $ 6.93         $ --
               Weighted average fair value on date of
                  grant                                     $ --         $ 3.43         $ --

               Stock options of subsidiary:

               In 2000, EZchip adopted option plans (the "Option Plans") which provide for the grant of options to purchase shares of EZchip to employees of EZchip.

               Since 2000, EZchip has granted options to purchase its ordinary shares to key employees, shareholders and directors pursuant to Israeli and the U.S. stock option plans (the "2000 Section 102 Share Option Plan", the "2003 Section 102 Share Option Plan" and the "2001 U.S. Stock Option Plan") as an incentive to attract and retain qualified personnel. Under these plans a total of 11,500,000 ordinary shares of EZchip are reserved and authorized for issuance. Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant. The options generally expire 7 to 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

               The following table is a summary of activity (except options to consultants) for EZchip's stock option plans:

                                                               YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------------------
                                                 2004                    2003                    2002
                                        ---------------------   ---------------------   ---------------------
                                                     WEIGHTED                WEIGHTED                WEIGHTED
                                                      AVERAGE                 AVERAGE                 AVERAGE
                                          NUMBER     EXERCISE      NUMBER    EXERCISE      NUMBER    EXERCISE
                                        OF OPTIONS     PRICE    OF OPTIONS    PRICE     OF OPTIONS    PRICE
                                        ---------    --------   ----------   --------   ----------   --------
               Outstanding at
                  beginning of year      8,180,474    $ 0.71    5,475,024     $ 0.66    5,492,211     $ 0.65

               Granted                   2,522,625    $ 0.80    2,810,732     $ 0.82       90,000     $ 1.00
               Exercised                        --                (26,250)    $ 1.00           --         --
               Forfeited                   (47,688)   $ 0.81      (79,032)    $ 0.94    ( 107,187)    $ 0.79
                                        ----------    ------    ---------     ------    ---------     ------

               Outstanding at end of
                  year                  10,655,411    $ 0.73    8,180,474     $ 0.71    5,475,024     $ 0.66
                                        ==========    ======    =========     ======    =========     ======

               Exercisable options at
                  end of year            6,516,475    $ 0.67    4,653,275     $ 0.60    3,236,149     $ 0.53
                                        ==========    ======    =========     ======    =========     ======

               The options outstanding as of December 31, 2004, have been separated into exercise prices as follows:

                             OPTIONS       WEIGHTED       OPTIONS
                           OUTSTANDING     AVERAGE      EXERCISABLE
                              AS OF       REMAINING        AS OF
               EXERCISE   DECEMBER 31,   CONTRACTUAL   DECEMBER 31,
                 PRICE        2004       LIFE (YEARS)      2004
               --------   ------------   -----------   ------------
               $ 0.4        2,930,938        2.34        2,930,938
               $ 0.72         431,344        2.40          431,344
               $ 0.80       2,479,219        9.62          543,905
               $ 0.82       2,715,387        8.78          759,558
               $ 1.00       2,098,523        4.47        1,850,730
                           10,655,411        6.10        6,516,475
                           ==========        ====        =========

               Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to the market price of the shares at date of grant are as follows:

                                                        EXERCISE PRICES THAT EQUAL MARKET PRICE
                                                                    ON DATE OF GRANT
                                                        ---------------------------------------
                                                                      DECEMBER 31,
                                                        ---------------------------------------
                                                            2004          2003          2002
                                                        -----------   -----------   -----------
               Weighted average exercise price             $ 0.8         $ 0.82        $ 1.00
               Weighted average fair value on date of
                  grant                                    $ 0.34        $ 0.35        $ 0.41

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

               The subsidiary's outstanding options to consultants as of December 31, 2004, are as follows:

                                NUMBER OF    EXERCISE
                                OPTIONS    PRICE PER     OPTIONS     EXERCISABLE
               ISSUANCE DATE     GRANTS      SHARE     EXERCISABLE     THROUGH
               -------------   ---------   ---------   -----------   -----------
               May 2000          15,000      $ 0.72       15,000       May 2007

NOTE 14:- TAXES ON INCOME

          a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               Results for tax purposes in Israel are measured in terms of earnings in NIS after certain adjustments for changes in Israel's Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

          b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

               In 2000, EZchip Ltd. was granted "Approved Enterprise" status under the Law.

               According to the provisions of the Law, EZchip has chosen to enjoy the "Alternative Benefits" track and, accordingly, its income from the "Approved Enterprise will be tax-exempt for a period of 10 years commencing with the year in which it first earns taxable income.

               Due to the reported losses, the benefit period has not commenced. The period of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years, from the approval date. Given the aforementioned conditions, the period of tax benefits will terminate 2013.

               The entitlement to the above benefits is conditional upon EZchip fulfilling the conditions stipulated by the above Law, regulations published there under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and EZchip may be required to refund the amount of the benefits, in whole or in part including interest.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 14:- TAXES ON INCOME (CONT.)

               As of December 31, 2004, management believes that EZchip is meeting all of the aforementioned conditions.

               In the event of a distribution of cash dividends from income that is tax-exempt as mentioned above, EZchip would have to pay income tax equal to 25% of the amount distributed. Moreover, dividends from the "Approved Enterprise" are taxable at the reduced rate of 15% if distributed during the tax exemption period or within 12 years thereafter. EZchip currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

               Should EZchip derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate of36% until 2003, 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and
               thereafter.

          c.   Net operating losses carryforwards:

               The Company and EZchip have a tax loss carryforward resulting from the years up to and including 2004 amounting to approximately $50,943, which may be carried forward indefinitely.

               EZchip Inc. is subject to U.S. income taxes and has a loss carryforward resulting from the years up to and including 2004 amounting to approximately $ 3,334.

               Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

          d.   Loss before taxes is comprised as follows:

                                      YEAR ENDED DECEMBER 31,
                                   -----------------------------
                                     2004      2003       2002
                                   -------   --------   --------
               Domestic (Israel)   $ 8,150   $  9,121   $ 13,236
               Foreign               1,004      1,283      1,118
                                   -------   --------   --------

                                   $ 9,154   $ 10,404   $ 14,354
                                   =======   ========   ========

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 14:- TAXES ON INCOME (CONT.)

          e.   Deferred taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company and its subsidiaries' deferred tax assets are comprised of operating loss carryforwards and other temporary differences. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

                                                                    DECEMBER 31,
                                                                -------------------
                                                                  2004       2003
                                                                --------   --------
               Accrued vacation pay and severance pay           $     67   $     50
               Loss carryforward                                   7,225      6,925
                                                                --------   --------

               Deferred tax assets before valuation allowance      7,292      6,975
               Less - valuation allowance                         (7,292)    (6,975)
                                                                --------   --------

               Net deferred tax assets                          $     --   $     --
                                                                ========   ========

               The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from operating loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

          f. Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

               The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward of the Company and it's subsidiaries due to the uncertainty of the realization of such tax benefits.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 15:- SEGMENTS AND GEOGRAPHIC INFORMATION

          a.   Segment information:

               The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company's business.

          b. The following presents total revenues for the years ended December 31, 2004, 2003 and 2002 based on the location of and customers and long-lived assets as of December 31, 2004, 2003 and 2002:

                                      2004                 2003                    2002
                               ------------------   ------------------   ------------------
                                 TOTAL     LONG-      TOTAL     LONG-      TOTAL     LONG-
                               REVENUES    LIVED    REVENUES    LIVED    REVENUES    LIVED
                                           ASSETS               ASSETS               ASSETS
                               --------   -------   --------   -------   --------   -------
               Israel           $ 1,503   $ 1,491    $   271   $ 1,955     $ 185    $ 2,615
               Far East           1,065        --        993        --       275         --
               North America      2,158         3        434         4         5         10
               Others                21                   58        --        --         --
                                -------   -------    -------   -------     -----    -------

                                $ 4,746   $ 1,494    $ 1,756   $ 1,959     $ 465    $ 2,625
                                =======   =======    =======   =======     =====    =======

          c.   Major customer data as a percentagof total revenues:

                            YEAR ENDED DECEMBER 31,
                            -----------------------
                             2004     2003    2002
                            ------   -----   ------
               Customer A      5%      3%      11%
               Customer B     41%      4%      37%
               Customer C      1%     13%       1%
               Customer D      3%      9%      10%
               Customer E      3%     22%      14%
               Customer F     11%      1%      --

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 16:- FINANCIAL INCOME (EXPENSES)

                                                            YEAR ENDED DECEMBER 31,
                                                            -----------------------
                                                             2004     2003     2002
                                                            ------   ------   -----
          Income:
             Interest income                                $  270   $  207   $ 566
             Foreign currency translation adjustments           --        3      76
             Other income                                        1       --      --
                                                            ------   ------   -----

          Total income                                         271      210     642
                                                            ------   ------   -----
          Expenses:
             Interest and bank charges                         (36)      (8)     (4)
             Foreign currency translation adjustments          (25)      --      --
             Amortization of discount on long-term loan        (88)     (59)     --
             Interest on a long-term loan                      (56)     (54)     --
             Interest on Redeemable Preferred shares in a
                subsidiary                                    (804)    (504)     --
             Other expenses                                     --       (3)     --
                                                            ------   ------   -----

          Total expenses                                    (1,009)    (628)     (4)
                                                            ------   ------   -----

          Net financial income (expenses)                   $ (738)  $ (418)  $ 638
                                                            ======   ======   =====

NOTE 17:- BALANCE AND TRANSACTIONS WITH RELATED PARTIES

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                               2004     2003    2002
                                                              ------   -----   ------
          Legal expenses:
             Legal expenses payable                            $ --    $  --    $ 178
                                                               ====    =====    =====
             Professional fees to an entity controlled by a
                shareholder                                    $ --    $ 123    $  79
                                                               ====    =====    =====

          The related party of 2003 and 2002 is holding as held less than 5% of the Company's Ordinary shares in 2004, and was not considered a related party in 2004.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 18:- SUBSIDIARIES

                                                               PERCENTAGE    JURISDICTION OF
                                                              OF OWNERSHIP    INCORPORATION
                                                              ------------   ---------------
                                                                   (%)
                                                              ------------
          EZchip Ltd.(1)                                          53.4            Israel
          EZchip Inc.(2)                                           100            U.S.A.
          LanOptics Inc. - inactive as of February 2002            100            U.S.A.
          LanOptics PLC - inactive as of June 2000                 100             U.K.
          NetGuard Ltd. - inactive as of February 2001            92.5            Israel
          NetGuard Inc.(3) - inactive as of November 2000          100            U.S.A.
          NetGuard PLC(3) - inactive as of February 2001           100             U.K.
          NetXchange Ltd. -inactive as of December 1998             90            Israel
          NetXchange Inc.(4) -inactive as of September 1998        100            U.S.A.

          (1) Represents the aggregate percentage of holdings in different classes of EZchip securities.

          (2)  Represents the percentage of holdings of EZchip Ltd.

          (3)  Represents the percentage of holdings of NetGuard Ltd.

          (4)  Represents the percentage of holdings of NetXchange Ltd.

                                   ----------

ITEM 19. EXHIBITS

Exhibit Number                            Description
--------------   ---------------------------------------------------------------

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

     12.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

     12.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

     13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     23.1        Consent of Kost Forer Gabbay & Kasierer

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                 LANOPTICS LTD.


                                      BY: /S/ MEIR D. BURSTIN
                                          ----------------------------------
                                          DR. MEIR D. BURSTIN
                                          CHAIRMAN OF THE BOARD OF DIRECTORS

DATED MARCH 31, 2005