Form 20-F
period 2005-12-31
LANOPTICS LTD
filed 2006-03-31
CIK 892534

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________ TO __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT__________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,633,771 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

This Form 20-F is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-112136, 333-121611 and 333-126416 and Form S-8 Registration Statement File No. 33-71822.

i

ii

INTRODUCTION

          LanOptics Ltd. was incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999 our principal business was the development, manufacturing and marketing of solutions and Internet applications to improve the connectivity and performance of corporate Local Area Networks, or LANs, and Wide Area Networks, or WANs. Our business now consists of the development and marketing of high performance network processors through our independent business unit, E.Z. Chip Technologies Ltd., or EZchip, an Israeli company in which we currently have a 60.4% ownership interest. As used in this Annual Report, the terms “we,” “us,” “our” and “our company” mean LanOptics and its EZchip subsidiary taken together, unless otherwise expressly stated. Our ordinary shares are traded on the NASDAQ Capital Market and on the Tel-Aviv Stock Exchange under the symbol LNOP.

          This Annual Report includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements within meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

          Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or US GAAP. Commencing January 1, 2004 we adopted U.S. GAAP for the preparation of our consolidated financial statements. Previously, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, and included a note describing the major differences between Israeli GAAP and US GAAP, as applicable to our company. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP.

          All references in this Annual Report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on December 31, 2005 was NIS 4.603 per $1.00.

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

          The following selected consolidated financial data of our company have been prepared in accordance with US GAAP, and are derived from our audited consolidated financial statements and accompanying notes. The selected financial data set forth in the table below have been derived from our audited historical financial statements for the years 2001 to 2005. The selected income data for the years 2003, 2004 and 2005, and the selected balance sheet data at December 31, 2004 and 2005, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected income data for the years 2001 and 2002, and the selected balance sheet data at December 31, 2001, 2002 and 2003, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects,” and the Consolidated Financial Statements included elsewhere in this Annual Report.

          Revenues from our legacy networking operations have become immaterial. As a result, the related assets, liabilities and results of operations for the reported periods have been reclassified as “discontinued operations.” The reclassification did not result in any changes to our net assets or net income (loss) for the reported periods.

	Year Ended December 31,

	2001	2002	2003	2004	2005

	(in thousands, except share and per share data)

Statement of Operations Data:
Revenues	$--	$465	$1,756	$4,746	$5,848
Operating loss	(9,766)	(14,992)	(9,986)	(8,416)	(10,126)
Loss from continuing operations	(8,363)	(14,354)	(10,404)	(9,154)	(10,347)
Net loss	(7,570)	(14,303)	(10,404)	(9,154)	(10,347)

Per share data:
Net loss (basic and diluted)	(1.04)	(1.85)	(1.23)	(0.98)	(0.93)
Net loss from continuing operations (basic and diluted)	(1.15)	(1.85)	(1.23)	(0.98)	(0.93)
Net profit from discontinued operations (basic and diluted)	0.11	--	--	--	--
Weighted average number of shares used in computing net loss per share	7,287,715	7,744,593	8,484,120	9,365,181	11,156,250

Balance Sheet Data:
Working capital	$19,220	$9,149	$17,990	$25,048	$20,627
Total assets	24,220	15,515	23,965	31,365	30,871
Long-term liabilities	990	1,196	2,919	1,985	2,243
Preferred shares of a subsidiary	25,179	20,991	32,423	35,790	38,567
Shareholders’ deficiency	$(4,361)	$(9,688)	$(14,320)	$(9,891)	$(12,193)

Exchange Rate Information

          The following tables sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in New Israeli Shekels per dollar.

Period	Average	High	Low	At Period End

Twelve months ended December 31, 2001	4.2056	4.416	4.041	4.416
Twelve months ended December 31, 2002	4.7378	4.994	4.416	4.737
Twelve months ended December 31, 2003	4.5483	4.924	4.283	4.379
Twelve months ended December 31, 2004	4.4823	4.634	4.308	4.308
Twelve months ended December 31, 2005	4.4878	4.741	4.299	4.603

Period	High	Low

December 2005	4.662	4.579
January 2006	4.658	4.577
February 2006	4.725	4.664
March 2006 (as of March 29, 2006)	4.717	4.658

          At March 29, 2006 the representative rate of exchange was NIS 4.703 = $1.00, as published by the Bank of Israel.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

          Our future success will be subject to the risks we will encounter in the network processor industry. We have a limited operating history in the industry, with our first product sales in the second quarter of 2002 and total network product sales through December 31, 2005 of approximately $12.8 million. Our limited operating history makes it difficult to evaluate the prospects of our business. Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control. Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are unproven. As an early stage company in the developing network processor industry, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

—	expand and enhance our product offerings;

—	increase our revenues;

—	diversify our sources of revenue;

—	respond to technological changes; and

—	respond to competitive market conditions.

          If we fail to address these risks and uncertainties, our results of operations will be adversely affected.

We are dependent on the networking equipment market for our growth, and if it does not grow then we will not be able to expand our business.

          The growth of our network processor business depends in part on increased acceptance and use of networking equipment. In particular, we depend on the ability of our target customers to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully. The market for networking equipment depends in part upon the market’s acceptance of 10 Gigabit Ethernet technologies that enable the forwarding of data at a high speed. Ultimately, the 10 Gigabit Ethernet technologies development rate may be slower than we anticipate. If the use of networking equipment does not grow as we anticipate, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our network processors are not commercially successful, our growth will be impeded.

Many of our competitors and potential competitors are much larger than us, and if we are unable to compete effectively we could lose our market share and revenues.

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

          Highly complex products such as network processors may contain hardware or software defects or bugs. Often, these defects and bugs are not detected until after the products have been shipped. If any of our products contain defects, or have reliability, quality or compatibility problems, our reputation might be damaged significantly and customers might be reluctant to buy our products, which could result in the loss of or failure to attract customers. In addition, these defects could interrupt or delay sales. We may have to invest significant capital and other resources to correct these problems. If any of these problems are not found until after we have commenced commercial production of a new product, we might incur substantial additional development costs. If we fail to provide solutions to the problems, such as software patches, we could also incur product recall, repair or replacement costs. These problems might also result in claims against us by our customers or others. In addition, these problems might divert technical and other resources from other development efforts. Moreover, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. This is particularly significant as we are relatively a new entrant to a market dominated by large, well-established companies.

We may have to redesign our products to meet rapidly evolving industry standards and customer specifications, which could delay our production and increase our operating costs.

          We operate in a market characterized by rapidly evolving industry standards, product obsolescence, and new manufacturing and design technologies. Many of the standards and protocols for our products are based on high speed networking technologies that have not been widely adopted or ratified by one of the standard setting bodies in our customers’ industry.

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

          We may never generate significant revenues from our products after incurring significant design and development expenditures. A customer may decide to cancel or change its product plans, which could cause us to generate no revenue from that customer and adversely affect our results of operations. A delay or cancellation of a customer’s plans could significantly adversely affect our financial results. Even after winning a design contract, a customer may not begin volume production of our equipment for a period of up to two years, if at all. Due to this lengthy design and development cycle, a significant period may elapse from the time we begin incurring expenses until the time we generate revenue from our products. We have no assurances that our customers will ultimately market and sell their equipment incorporating our network processors, or that such efforts by our customers will be successful.

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

          Under a November 2000 agreement, as amended, IBM agreed to manufacture our NP-1 and NP-1c network processors and related prototypes until December 31, 2007. Under the agreement’s terms, IBM may reduce or delay shipment if its ability to manufacture the NP-1 and NP-1c network processors is constrained. IBM is the sole manufacturer of the NP-1 and NP-1c network processors. If IBM fails to deliver these network processors on time or at all, our business could be severely harmed. If the arrangement with IBM is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to locate a substitute supplier.

          We have entered into arrangements with a third party for manufacturing services relating to our NP-2 network processor. This third party will coordinate and assume responsibility for various aspects of the manufacturing process and will arrange for the manufacture of our NP-2 network processor by Taiwan Semiconductor Manufacturing Co. (TSMC). These arrangements entail similar risks. TSMC is the sole manufacturer of the NP-2 network processor. If either the third party, TSMC or any other subcontractor fails to deliver network processors or necessary components or services on time or at all, our business could be severely harmed. If the current manufacturing arrangement between our third party subcontractor and TSMC is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to make alternative arrangements with substitute suppliers.

          These and other risks associated with our reliance on a third-party manufacturer could materially and adversely affect our business, financial condition and results of operations.

If internally generated funds are insufficient and we are unable to procure funding on favorable terms, we would not be able to develop and expand our business, which could negatively affect our revenues.

          We expect that significant funding will be required in order to continue to develop our products and to expand our business. Given the state of development of our products and the present economic environment, we believe that we have sufficient funding resources to finance our operations through the end of 2007. The capital markets have experienced severe downturns over the last couple of years, especially relating to technology companies, and access to capital has at times been both difficult and expensive. If internally generated funds are insufficient and we do not obtain enough funding to support our future development when needed, our business will suffer. Even if we are successful in obtaining funding through the capital markets or otherwise, such funding may not be on terms favorable to us.

Your ownership interest in LanOptics may be diluted as a result of anticipated exchanges of our shares for EZchip shares.

          We presently own approximately 60.4% of EZchip. We wish to exchange our shares from time to time for EZchip shares in order to increase our ownership interest in EZchip. We will attempt to effect all such exchanges at an exchange ratio that reflects the relative values of LanOptics and EZchip. If we are required to issue more LanOptics shares than the number that reflects our value relative to the value of EZchip, the ownership interests of LanOptics existing shareholders will be diluted.

The liquidation preference of the preferred shareholders of EZchip may limit LanOptics’ return in the event of a sale of EZchip.

          We hold both ordinary shares and various classes of preferred shares in EZchip. Most of the other shareholders of EZchip hold only preferred shares, which provide the holders with preferences upon liquidation. If EZchip were to be sold, the transaction would likely be a deemed liquidation that would entitle the preferred shareholders to their liquidation preference before any distribution to the holders of ordinary shares. This may result in those shareholders receiving a higher percentage in liquidation than their actual ownership percentage. Any voluntary liquidation event would require the approval of our board of directors.

Our share price has been volatile and we believe that it is likely to continue to be volatile.

          The market price of our ordinary shares has been highly volatile and we believe that it is likely to continue to be volatile. This is due to the risks and uncertainties described in this Annual Report, as well as other factors, including:

—	general economic conditions, including those that specifically relate to network processor and telecom industries;

—	actual or anticipated fluctuations in our operating results;

—	changes in expectations as to our future financial performance;

—	the issuance of research reports about our company or industry, or changes in analysts’ opinions about our company;

—	technological innovations by us or by our competitors;

—	investors’ perceptions about the future of the telecom industry or changes in market valuation of network processor companies in particular;

—	relatively low volumes at which our shares have been traded at in the past and at which they may continue to trade; and

—	the operating and share price performance of comparable companies.

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

The implementation of SFAS No. 123(R), which requires us to record compensation expense in connection with equity share based compensation, will increase our compensation costs significantly.

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values, while SFAS No. 123(R) requires, as to fiscal years starting after June 15, 2005, that all share-based payments to employees be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123(R) will have a material adverse effect on our results of operations, although it will have no impact on our overall financial position or cash flows. In addition, the adoption of SFAS No. 123(R) could also limit our ability to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

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

          Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and NASDAQ Stock Market rules, are creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities, which could harm our operating results and business prospects.

RISKS RELATING TO OUR LOCATION IN ISRAEL

Potential political, economic and military instability in Israel may disrupt our operations and negatively affect our sales.

          We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Since October 2000 terrorist violence in Israel has increased significantly. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, operating results and financial condition.

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

          Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the Investment Center). For these programs to be eligible for tax benefits, we must meet certain conditions, relating principally to adherence to the approved programs and to periodic reporting obligations. We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.

          Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise program as the undistributed tax exempt income is essentially permanent in duration.

          On April 1, 2005 an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only.

          As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. We are currently evaluating what impact the amendment will have on us.

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

          We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. The Israeli Companies Law also provides that a breach of the duty of fairness will be governed by the laws governing breach of contract; however, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law may delay, prevent or make difficult a change of control and therefore depress the price of our shares.

          Some of the provisions of Israeli law could:

—	discourage potential acquisition proposals;

—	delay or prevent a change in control; and

—	limit the price that investors might be willing to pay in the future for our ordinary shares.

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

          We were incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate LANs and WANs. Our business now consists of the development and marketing of high performance network processors through our independent business unit, E.Z. Chip Technologies Ltd., or EZchip, in which we currently have a 60.4% ownership interest. Our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692 Israel, and our telephone number is +972-4-959-6666. Puglisi & Associates, located at 859 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, serves as our agent for service of process.

          Our business initially consisted of developing, marketing and producing LAN equipment, such as hubs and switches, based on the Token Ring protocol. Beginning in 1995 the Ethernet protocol became increasingly dominant in the LAN market. Products based on the Token Ring protocol, which formed the core of our business, suffered from declining market share. In response to the changing market environment, we started to develop Ethernet protocol-based LAN products. In addition, we started new business initiatives in areas different from our core business. One of these businesses, which in 1996 we incorporated as NetXchange, operated in the fax over Internet Protocol market. We decided to cease the operations of NetXchange in 1998, after sustaining significant losses. In 1997 we incorporated NetGuard Ltd., which provided Internet security solutions. During the first quarter of 2001 we closed the operations of NetGuard Ltd. Our sales levels for the legacy networking products, the NetXchange products and the NetGuard products have become immaterial. As a result, the related assets, liabilities and results of operations for the reported periods were reclassified as “discontinued operations. The reclassification did not result in any changes to our net assets or net income (loss) for the reported periods

          In mid-1999 we decided to cease the research and development of new switching products for LANs and instead focus on our internal application-specific integrated circuit, or ASIC, design team. This team, that had previously developed ASICs for our products, began work on the development of network processors. This new business initiative was incorporated as our EZchip subsidiary in December 1999.

          Through EZchip we are developing high-performance network processors for high speed networking equipment. EZchip’s technology enables complex packet processing without any noticeable degradation in speed. EZchip’s solutions enable networking vendors to build powerful products quickly and cost effectively. EZchip’s initial product, the NP-1, a 10-Gigabit, seven-layer network processor, began shipping to customers in April 2002. EZchip’s second generation network processor, the NP-1c, an enhancement to our NP-1 product, has been commercially available since December 2003. In July 2005 EZchip began sampling of its third generation network processor, dubbed NP-2, which is an enhanced 10-Gigabit network processor offering integrated traffic management. The Company is continuing its development of high-speed network processors with exceptionally high levels of integration.

B.	BUSINESS OVERVIEW

The Network Processor Industry

Background

          In recent years there has been a significant increase in the bandwidth demands on communications networks. These networks have experienced major upsurges in the volume, variety and complexity of communications traffic. The growth in Internet usage is creating strong demand for bandwidth, and an increasing proportion of today’s communications traffic consists of digital media. The traffic now includes voice, video and high-speed Internet access, or “triple-play” services. The increases that have been achieved in bandwidth have not kept pace with the exponential growth in the amount of data that is transmitted over networks. All available bandwidth is often occupied at peak hours, with the result that critical operations are buffered and remain in a queue. The lack of available bandwidth is especially problematic in mission critical applications that require real-time, high-quality transmission of data, such as voice over IP telephony, multi-media applications and video conferencing. Various techniques are available to deal with the overload, including “quality of service” approaches (which combine bandwidth control with load balancing applications) and policy-based management of data traffic.

          Network processors play a key role in dealing with bandwidth constraints. Network processors are programmable integrated circuits that combine the speed advantages of silicon chips with the intelligence and flexibility of microprocessors. They can accommodate new Internet and intranet applications, and new protocols, simply by downloading new or updated software. This combination of performance, speed and flexibility allows equipment suppliers to keep pace with changes and extend the lifespan of their products.

          Carrier network equipment is the primary target for network processors, since the switches and routers that make up these networks are more demanding in features and performance and are less cost sensitive than enterprise networks. The carrier network usually consists of three domains, although in some cases there is an overlap between these domains. The access network aggregates traffic from individual businesses and residences. A metro area network, or MAN, spans a metropolitan area, and interconnects the access networks. Metro Ethernet networks worldwide are growing rapidly to deliver triple-play services on efficient and flexible networks. The switches that build the metro Ethernet networks must meet evolving market requirements to provide new services, to provide better quality of service and to support new protocols – tasks for which programmable network processors are ideally suited. Metro area networks are connected via wide area networks, or WAN.

          There are several product categories within the carrier network that represent the target market for network processors. These products can be grouped into several segments:

—	Edge routers and MSSW (Multi Service Switches) are usually used as MAN/WAN edge devices. BRAS (Broadband Remote Access Switches) aggregate traffic from broadband access devices such as DSLAMs and cable modem termination systems. These products are gradually merging and becoming indistinct.

—	Metro switches that build the MAN – Metro Ethernet switches focus on providing a large number of high-speed Ethernet ports to enable migration from the older SONET to newer Ethernet infrastructure. Some metro switches support EoS (Ethernet over SONET) and ADM (Add Drop Multiplexer) functionality and are sometimes referred to as MSPP and MSTP (Multi Service Provisioning/Transport Platform). Similar o the edge routers, the lines separating between the various types of metro switches are blurring. The focus of new metro switch designs is to enhance support of Ethernet in terms of new protocols, QoS and number of ports per system

—	Access switches consist of IP DSLAMs (DSL Access Multiplexers), CMTS (Cable Modem Termination Systems) and various Ethernet aggregation switches such as EPON and GPON. The bandwidth requirements of these systems grow hand-in-hand with end user traffic growth

          Other market segments, of lesser focus for EZchip, include data center appliances that perform functions such as security, load balancing and traffic analysis

          WAN/MAN edge devices and metro switches are typically configured in a modular, expandable, multi-slot chassis that consists of several line cards with many network ports per line card. Access switches are typically built in a stand-alone, fixed configuration, flat frame known as a pizza box.

Market Trends

          Carrier network equipment can be designed to incorporate ASICs (Application Specific Integrated Circuits, i.e. non-programmable switching chips), FPGAs (Field Programmable Gate Arrays), high-speed network processors, or a combination of these. The outstanding challenge is to provide an integrated solution that is both flexible and cost-effective. Most of the existing solutions are inadequate and fraught with difficulties.

          ASICs are effective from a performance viewpoint, but their drawback is the inability to program them. This makes them too inflexible for today’s rapidly changing application environment. These chips need to be redesigned to deal with changes in the applications, and do not provide the flexibility to implement evolving requirements to support new features and network protocols.

          FPGAs are expensive devices and fail to provide the price points that can effectively address carrier network price targets.

          High-speed network processors typically strain current silicon technologies to provide maximum programming flexibility and integration while maintaining high throughput.

          Within the market for network processors, or NPUs, there are three main distinct classes:

—	Access NPUs - typically with up to 1-Gigabit throughput and mostly used in access equipment.

—	Mid-range NPUs - typically with up to 2.5-Gigabit throughput and often used in multi-service equipment, such as ATM.

—	High-speed NPUs - typically with 10-Gigabit throughput and mostly used in metro switches and edge routers.

          Because of the 10-Gigabit throughput they provide, high-speed NPUs are the most suitable of these three classes for use in edge routers and metro switches. As these products are built in a modular multi-slot chassis and as each chassis typically consists of 8-16 line cards, 8-16 NPUs can be used per chassis. Of these products, metro switches and specifically Ethernet metro switches are the fastest growing, as carriers worldwide are migrating from older TDM SONET/SDH based networks to packet Ethernet based networks.

          The access switches are mostly served today by access NPUs. However as packet services increase the per-user bandwidth requirements, these switches are gradually migrating to support aggregate throughput of 10-Gigabit and more, and consequently represent another market segment suitable for high-speed NPUs.

Our Solution

          We design and produce network processors for high-speed networking equipment, integrating several key functions onto a single chip. Networking equipment vendors use EZchip’s network processors to form the silicon core of next-generation networking equipment, such as switches and routers, for voice, video and data integration in a variety of applications. We are a fabless semiconductor company, which means that we do not have our own semiconductor manufacturing plant but rather utilize outside fabrication facilities.

          Our network processors are single-chip solutions that enable our customers to design high-density, multi-port line cards. They include processing and classification engines, traffic managers (in the case of the NP-2) and media access controllers, or MACs, thus reducing the number of complementary chips required. This high level of integration benefits networking vendors by reducing the system price, complexity and amount of space required on the board.

          Earlier generations of network processor solutions required multiple integrated circuit chips and related hardware and software to perform the requisite designed-in functions, placing limitations both on the amount of data that could be handled simultaneously and the speed at which it could be processed. Moreover, most of these earlier solutions employed generic RISC processors rather than specially designed processors. EZchip’s advance over these earlier designs lies in its integration of processing, classification and traffic management functions. This is accomplished in part with patented elements and other proprietary information and consists among other things EZchip’s Task Optimized Processing technology, or TOPcore®, through a combination of chip architecture innovations and through innovative table lookup (search) algorithms. As a result, systems designed using EZchip’s products offer equipment vendors the ability to reduce chip count, power consumption and cost.

          Our first product, which was introduced in April 2002, is the NP-1, a merchant silicon network processor that forms the core of 10-Gigabit networking equipment. Although a couple of customers still have product designs based on our first chip, the NP-1, most of our customers today are using the NP-1c for their EZchip-based products. The NP-1c is an improved and less expensive version of the NP-1, and uses a 0.13-micron chip manufacturing process. It has been commercially available since December 2003.

          We are currently in advanced testing of our NP-2 network processor, EZchip’s latest NPU. The NP-2 is based on the same network processing core technology as the NP-1c, with the addition of traffic management functionality onto a single chip. By combining both the network processing and traffic management functions, generally performed by two separate chips, onto a single chip we hope to offer customers an even more integrated and cost effective solution. We previously offered a 10-Gigabit traffic manager, the QX-1, that complemented the NP-1/NP-1c network processors by providing added traffic management functionality and expanded QoS features. With the introduction of the NP-2 network processor, which integrates this traffic management functionality, we no longer offer the QX-1 as a stand-alone product. Testing of samples of the NP-2 family commenced in July 2005and the NP-2 is scheduled to move to production during the first half of 2006. We assume that a majority of our new customers will be designing systems based on the NP-2 as opposed to the NP-1c.

          The architecture and features of these EZchip products offer the flexibility, scalability and price performance that are sought by communications equipment vendors.

Products

          The NP-1 is a single-chip, full-duplex, 10-Gigabit, seven-layer network processor with integrated classifiers. It provides fully programmable packet classification, modification and forwarding.

          Continuing with our development of highly integrated products, in December 2003 we introduced the NP-1c network processor. Like the NP-1, the NP-1c is a single-chip, full-duplex, 10-Gigabit network processor that integrates search engines, yet it offers a significant increase in performance and cost reduction due to its improved process technology. NP-1c is essentially an improved and less expensive version of the NP-1 that uses a 0.13-micron chip manufacturing process and therefore we no longer offer the NP-1.

          The QX-1, a 10-Gigabit traffic manager, was introduced in January 2003. The QX-1 was an optional chip that complemented the NP-1/NP-1c by expanding its QoS features. With the integration of traffic management functionality into the NP-2, we no longer offer the QX-1.

          The NP-2, like its predecessor the NP-1c, is a single-chip, full-duplex, 10-Gigabit network processor. However, in addition to the integration of packet processing, classification search engines and MACs currently available in the NP-1c, the NP-2 also includes two traffic managers for improved QoS. Since the traffic management function is generally performed by complementary chips, by integrating it directly into the network processor we hope to provide our customers with a cost-effective network processing solution that reduces power dissipation and system design costs. The NP-2 network processor is available in three models for different speeds and feature sets, which will enable the NP-2 to position itself in network processor market segments not reached by the NP-1 and NP-1c.

          Whereas the NP-1c is targeted mainly at service cards in communication applications with typically one or two of these cards per chassis, the NP-2 address line card applications, which often have ten or more cards installed per chassis, and stand-alone pizza box applications. We hope to increase our market share by expanding into this additional market segment.

          Since all the NP-2 models are software compatible and share the same pin arrangement, customers may modify their NP-2 designs using the different NP-2 models to offer a range of products at differing price points. The NP-2 product family is also software-compatible with the NP-1c, making it possible for existing customers to port their network-processor applications to NP-2. The NP-2 has been sampling since July 2005 and is scheduled to move into volume production during the first half of 2006

Evaluation Boards and Network-processor Based Systems

          In April 2002, with the arrival of the first NP-1 processors, we began delivering evaluation boards to customers to enable them to test their NP-1 based systems. Evaluation boards for NP-1 are available with three different interfaces: eight ports of 1-Gigabit Ethernet, one 10-Gigabit Ethernet port or one OC-192 port for Packet over SONET (POS). Evaluation boards for the NP-1c are available with two different interfaces: ten ports of 1-Gigabit Ethernet or one 10-Gigabit Ethernet port.

          Although our primary business is selling network processor chips, we offer two systems based on the NP-1c network processor. These systems serve as evaluation systems for our current and prospective customers to assess an NP-1c based system, as well as systems that our customers may adapt and differentiate and then market as their own products. In November 2003 we announced two new evaluation system for the NP-1c network processor. The systems use the same hardware and software environments and are different in their form factor:

-

EZ-ATCA follows the new Advanced Telecommunications Computing Architecture (AdvancedTCA®) and is provided as a blade that can be plugged into an AdvancedTCA chassis or as a stand-alone, self-contained box. The EZchip board enables ten network-processor driven 1-Gigabit ports on a single AdvancedTCA board. AdvancedTCA is the PCI Industrial Computer Manufacturers Group (PICMG) specification for Advanced Telecommunications Computing Architecture and forms the basis for standard-compliant hardware for next generation telecommunications equipment.

-	EZsystem is a stand-alone, self-contained box with ten 1-Gigabit ports.

          Both systems can be tailored to a wide variety of networking applications. Such applications may include firewall, intrusion detection, load balancing, network management, Voice over Internet Protocol gateways, content inspection and traffic analysis. These systems utilize the NP-1c to accelerate software solutions that typically run on available off-the-shelf PC based hardware or proprietary hardware platforms. Through programming of the system, software vendors can deliver high performance applications without requiring any hardware design on their part.

          In 2005 we developed similar hardware and software platform based on the new NP-2, named EZ-ATCA2 and EZ-System2. Both systems feature ten 1-Gigabit Ethernet ports and a complete data plane and control plane solution.

Development Software Toolkits

          In order to facilitate our customers’ adaptation of our products, we offer toolkits that assist our customers in creating, verifying and implementing solutions based on our network processors. These toolkits are used for customers’ product development based on all of our network processors models: NP-1, NP-1c and NP-2.

          We released the first toolkit, EZdesign, in January 2001. It is a comprehensive software development toolset with a graphical user interface (GUI) for writing, testing and debugging programs for our network processors to implement a wide range of applications and reduce time to market of next-generation networking products. It includes a hardware-software simulator, a library of pre-coded subroutines, a high-level language compiler and a functional tester. We continuously release new versions of the EZdesign toolset, providing functional enhancements. Software versions supporting the NP-2 network processor also enable the configuration of its integrated traffic manager.

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

          To assist our customers in their application development, EZchip also provides customers with a broad library featuring tested source code for a wide range of applications. These include MPLS (Multi-Protocol Label Switching), VPLS (Virtual Private LAN Service) and Draft Martini, IPv4 and IPv6 routing, ACL (Access Control Lists), Network Address Translation, Server Load Balancing and URL filtering. New code is periodically added to this library.

Future Products

          We are continuing to develop high-speed network processors with exceptionally high levels of integration. We will be adding features and modifying our designs based on customer feedback, accumulated experience gathered from previous generations of our network processors and our assessment of the prospective market.

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

          Our NPUs integrate many high-speed TOPs (Task Optimized Processors), each specifically designed and optimized to perform a specific task. Four types of TOPs – parse, search, resolve and modify – are employed to perform the main tasks of packet processing, i.e. classification, forwarding and modification. Each TOP processor type employs a unique architecture with a customized, function-specific data path and instruction set. This minimizes the number of clock cycles required for complex packet manipulation and provides exceptionally fast packet processing. TOP performance is boosted by a super-scalar architecture in which multiple instances of the TOPs operate in parallel within each pipeline stage.

          Our NPUs feature embedded search engines (TOPsearch) that perform table lookups needed for implementing diverse applications. These search engines implement proprietary and patented lookup algorithms that utilize DRAM memory chips for storing the lookup tables and reduce the need for more expensive CAM and SRAM chips.

          Our NP-2 network processors also possess integrated traffic managers for advanced QoS, which is required by increasingly complex networks. After modification, packets are put in queues that are managed and controlled by one of two traffic managers, which provide traffic management capabilities on both the ingress and egress paths. By integrating this functionality into our network processors, EZchip eliminates the need for a separate traffic management chip.

          We consider the ability to integrate the main network processing features into a single chip as one of the primary advantages of our technology. We intend to continue to provide this high level of integration in future products under development.

Research and Product Development

          Currently, 59 employees, representing about 73% of EZchip’s employees, are engaged in research and development. EZchip’s senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed. Our research and development expenses were $7,219,000 in 2003, $7,267,000 in 2004 and $8,215,000 in 2005.

Sales and Marketing

          Our objective is to become a leading supplier of high-speed network processors. To meet this objective, we devote significant resources to securing new customers, preferably leading networking equipment vendors, and we place an emphasis on assisting our existing customers in bringing their products to the production stage.

          In general, it takes a customer one to two years to design a networking product based on our network processors chips. During this design phase the revenues we recognize are mostly attributable to the sale of evaluation systems and development software toolkits, that our customers are using to assist in the development of their own network processor based products. As they move to development of their own boards with the network processor, they purchase sample chips from us for testing purposes. Once their own designs are completed, they move into production phase where they begin to manufacture their products. At this point they purchase a limited number of network processors for the initial production stage. Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production. Volume production of a customer’s product is expected to translate into volume sales of our network processors. EZchip has no direct influence upon the sales and marketing of our customers’ products.

          Since we expect the high-speed NPU market to continue to grow, we believe that by securing more customers and more design wins we are strengthening our market position and increasing our potential market share. We work closely with existing and potential customers in their design of systems and equipment where the capabilities of EZchip’s products can be exploited. We are targeting designers, manufacturers and vendors of networking equipment and other large-scale data processing network devices, such as switches and routers.

          To facilitate marketing efforts, EZchip has built on its extensive industry exposure through trade shows and similar events and has established sales offices in California and Massachusetts. In Israel and North America we have our own direct sales force. Currently, our sales and marketing staff consists of 11 marketing professionals and administrative personnel. The direct sales force consists of persons with technical training and significant experience in the semiconductor industry. Sales efforts are augmented by the direct involvement of EZchip’s senior executives, who work closely with customers to determine product needs. In the rest of the world and parts of North America our strategy is to work with local marketing channels, including sales agents, resellers and distributors. These channels are assigned territories of primary responsibility, with exclusive rights in some cases. We will consider the need for local sales offices when justified by the circumstances. Our in-house sales and marketing force and the external marketing channels are also responsible for providing local technical support. Our marketing activities include:

—	seminar programs, trade shows, guest speaker invitations and technical conferences;

—	public relations activities and customer events;

—	technical articles in industry publications and marketing collateral materials; and

—	communication on the Internet.

          We also work with leading vendors of complementary technologies to provide our customers with fully interoperable solutions. We provide interoperability with devices from Ample Communications, AMCC, Broadcom, Dune Networks, Marvell, PMC-Sierra, TeraChip, and Vitesse.

Customers and Customer Support

          As of December 31, 2005 we had approximately 75 design wins with customers worldwide, who purchased development kits and started designs of networking products based on our network processors. Our customers have a total of fifteen products in production based on our NP-1 or NP-1c. An additional 20 NP-1c design wins and 40 NP-2 design wins are in various stages of development. We do not expect that all of our customers will reach production stage, as projects may be halted, delayed or cancelled and there is also no assurance that products that have reached production will be successfully accepted in the marketplace.

          Potential customers typically evaluate our network processor, as well of those offered by our competitors, for several months before selecting the one best suited to their project. Once our product is selected, the customer usually purchases the software tools and evaluation hardware and allocates the personnel to begin working on the project. Only when the customer has allocated both the financial and human resources, and we fully believe that there is every intention for the project to move forward, do we consider it a “design win.”

          Since some of our larger customers have teams working on several projects, we may have more than one design win with that customer. In this case, the customer would purchase only one set of software tools.

          Customer support is provided from our Israeli headquarters as well as our two offices in the United States. The primary business center in the United States is located on the West Coast in the Silicon Valley area, and a Boston-area office services the Eastern United States and Europe.

          EZchip offers training courses to provide its customers with a complete understanding of its products and toolsets.

Competition

          The semiconductor market, particularly the high-performance semiconductor market, is highly competitive and subject to rapid technological change, price erosion and heightened international competition. Especially in an area such as network processors, where technology has not been standardized and where applications are in early stages of development, competitive pressures can be intense. There are currently three vendors providing high-speed network processors that target the metro and access switches, and edge routers: EZchip, Sandburst Corporation (which was acquired by Broadcom Corporation in January 2006) and Xelerated, Inc. In addition, Broadcom Corporation, Greenfield Networks, Inc. and Marvell Technology Group Ltd. have released switch ASICs (non-programmable chips) that target these market segments as well. Agere Systems Inc., Applied Micro Circuits Corporation and Intel Corporation also previously targeted the 10-Gigabit network processor market, but are now more focused on lower speed applications.

          Many of our competitors or potential competitors are larger, have significantly greater sales, have greater financial resources and are better known.

          We believe that the principal elements of competition in the market for advanced network processors are integration, flexibility and price. Integration reduces the chip count (that is, the number of chips needed in a given application to achieve the system manufacturer’s design goals), power usage (that is, the watts of electric power required to operate the chip) and ultimately the overall price of a system solution. Flexibility implies ability to address changing market processing requirements through programming and downloading of new code to the network processor.

          Our research and development effort seeks to maximize integration and programming flexibility while minimizing production costs. Our ability to compete in this emerging market depends largely upon our ability to offer better design and performance than our competitors.

          All of our network processor competitors’ currently-announced products use separate chips for processing and traffic management. Traffic managers are typically separate chips, placed alongside the network processor on the board, which enable the control of the flow of traffic and implementation of Quality of Service features. The NP-2 is the only announced 10-Gigabit, full-duplex, network processor that integrates traffic managers into the network processor chip.

          Some of our competitors offer a 20-Gigabit full-duplex network processor while others offer only a 10-Gigabit half-duplex network processor, but we believe that our network processors provide greater programming flexibility. When compared to the non-programmable ASIC solutions, we believe that our network processors bring flexibility that addresses customers’ needs to support new applications at a reasonable price differential when compared to the price of ASIC solutions.

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

Manufacturing

          While we engineer and design our products, we do not own or operate a semiconductor fabrication facility and we do not have the resources to manufacture our products internally. In November 2000 we entered into an agreement with IBM to manufacture our NP-1 and NP-1c network processors.

          The NP-1 network processors were manufactured using IBM’s SA-27E 0.18-micron ASIC technology, while NP-1c network processors utilize IBM’s 0.11-micron Cu-11 ASIC template. Use of this new manufacturing technology enables enhanced performance while reducing manufacturing costs significantly. Taiwan Semiconductor Manufacturing Co. (TSMC) manufactures our NP-2 line of products using the 0.13 micron process. This fabless manufacturing model enables us to focus on our engineering and design strengths, minimize fixed costs on capital expenditures and still have access to high-volume manufacturing capacity.

          We expect that all of our products will be single sourced from fabrication facilities and any late delivery or failure to deliver products could result in delays in satisfying customer demand, increased costs and loss of revenues.

C. ORGANIZATIONAL STRUCTURE

          In mid-1999 we decided to focus on our internal application-specific integrated circuit (ASIC) team to start a new business initiative. This new business initiative was incorporated as E.Z. Chip Technologies Ltd. in December 1999. Through EZchip we are engaged in the development and marketing of high performance network processors. Since its inception EZchip has raised $61 million in three private financing rounds, with $24 million of that amount invested by LanOptics (or by investors who exchanged their EZchip shares with LanOptics) and the balance by EZchip minority shareholders. We currently have a 60.4% ownership interest in EZchip. We intend to seek to increase our ownership position in EZchip through the exchange of our shares for EZchip shares.

D. PROPERTY, PLANTS AND EQUIPMENT

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

          Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business, mainly in Israel. These purchases totaled $265,000 in 2003, $206,000 in 2004 and $217,000 in 2005. Our capital expenditures in 2003, 2004 and 2005 were spent primarily for the procurement of EZchip research and development hardware equipment and software tools.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion and analysis should be read in conjunction with “Item 3. Key Information” and the Consolidated Financial Statements and notes thereto included herein.

General

          We design, develop, manufacture, market and support network processors, through our subsidiary, EZchip. For the past five and a half years, we have focused our efforts on the network processor market and ceased our investment in research and development for LAN switching products. We also closed the operations of our Internet applications business segment principally comprised of the operations of NetGuard and NetXchange. Our resources are now focused exclusively on EZchip. Due to this shift in focus, our sales, which until 2002 were comprised solely of our legacy LanOptics and NetGuard products, decreased significantly after fiscal year 1999. Our sales have increased in the last few fiscal years as EZchip has begun to generate revenues.

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

          Commencing January 1, 2004 we adopted generally accepted accounting principles in the United States (“U.S. GAAP”) for the preparation of our consolidated financial statements. Previously, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, and included a note describing the major differences between Israeli GAAP and US GAAP, as applicable to our company. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP.

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

          Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

          We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network-processor based systems, software tools and maintenance and support services, through EZchip and its wholly owned subsidiary EZchip Inc.

          In general, it takes one to two years to design a networking product based on EZchip network processors. During this design phase the revenues we recognize are mostly attributable to the sale of evaluation systems and development software tools, which our customers use to assist in the development of their own network processor based products. As they move to development of their own boards with the network processor, they purchase sample chips from us for testing purposes. Once their own designs are completed, they move into production phase where they begin to manufacture their products. At this point, they purchase a limited number of network processors chips for the initial production stage. Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production. Volume production of customers’ products is expected to translate into volume sales of our network processors. EZchip has no direct influence upon the sales and marketing of our customers’ products.

          Revenues from network processor chips and network processor-based systems are recognized upon shipment in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (SAB 104), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Generally, the Company does not have any significant obligations after delivery. The Company does not grant a right of return to its customers. In addition, if a sale does not meet all of the criteria, the sale is deferred until all criteria are met.

          Revenues from sales of software tools and maintenance services which are sold separately from other products are recognized in accordance with statement of Position 97-2, “Software Revenues Recognition” (SOP 97-2). The company uses the “residual method” when Vendor Specific Objective Evidence (VSOE) of fair value only exists for the maintenance.

          In certain instances, the Company sells network processor-based systems together with software tools and maintenance and support services. In these cases, the Company complies with the requirements set forth in EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

Inventory Valuation

          We are required to state our inventories at the lower of cost or market price. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. Inventory write-offs are provided for slow-moving items or technological obsolescence and are recorded in the consolidated statement of operation. Once inventory is written down, a new cost basis is established for future periods.

Legal Contingencies

          When the likelihood of the incurrence of losses related to our legal proceedings is probable and management has the ability to estimate such costs, we provide for estimates of probable losses through charges to our Consolidated Statements of Operations. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and intervening events.

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

Goodwill and other intangible assets

          We follow SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

          We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. As of December 31, 2005 no impairment charges were required.

A.	RESULTS OF OPERATIONS

          The following table presents, for the periods indicated, information concerning the Company’s results of operations (dollars in thousands).

Income Statement Data:

	Year Ended December 31,

	2001	2002	2003	2004	2005

Revenues	--	$465	$1,756	$4,746	$5,848
Costs of revenues	--	163	624	1,889	2,350
Amortization of developed technology	--	90	239	241	291

Gross profit	--	212	893	2,616	3,207
Operating expenses:
Research & development cost, net	7,434	8,075	7,219	7,267	8,215
In-process research and development write-off	--	3,928	--	--	1,475
Selling, general and administrative, net	2,332	3,201	3,660	3,765	3,643
Total operating expenses	9,766	15,204	10,879	11,032	13,333

Operating loss	(9,766)	(14,992)	(9,986)	(8,416)	(10,126)
Financial and other income (expenses), net *)	1,293	638	(418)	(738)	(312)

Loss from continuing operations before minority interest	(8,443)	(14,354)	(10,404)	(9,154)	(10,438)
Minority interest in loss of a subsidiary	80	--	--	--	206

Loss from continuing operations	(8,363)	(14,354)	(10,404)	(9,154)	(10,232)
Income from discontinued operations of a segment of a business	793	51	--	--	--

Net loss	(7,570)	(14,303)	(10,404)	(9,154)	(10,232)
Cumulative effect of change in accounting principle.	--	--	--	--	(115)
Net loss after cumulative effect of change in accounting principle	(7,570)	(14,303)	(10,404)	(9,154)	(10,347)

Net loss per share (basic and diluted)	(1.04)	(1.85)	(1.23)	(0.98)	(0.92)
Net loss per share from continuing operations (basic and diluted)	(1.15)	(1.85)	(1.23)	(0.98)	(0.92)
Net earnings per share from discontinued operations (basic and diluted)	0.11	--	--	--	--
Net loss per share after cumulative effect of change in accounting principle	(1.04)	(1.85)	(1.23)	(0.98)	(0.93)

*) reclassified

Years Ended December 31, 2005 and 2004

Revenues

          We generate our revenues mainly from sales of network processors chips and to a lesser extent from the sales of network processor-based systems, software tools and maintenance and support services. For the twelve months ended December 31, 2005, revenues increased by $1,102,000, or 23%, to $5,848,000 from $4,746,000 in the same period in 2004. This increase is mainly attributable to increased purchases by several of our customers that entered into their production stage for networking products incorporating our network processors chips, as well as to the growth in our customer base.

Cost of Revenues

          Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs associated with maintenance and support services as well as other production management and facilities related costs. For the twelve months ended December 31, 2005, our cost of revenues increased by $461,000, or 24%, to $2,350,000 (40% of revenues) from $1,889,000 (40% of revenues) in the same period in 2004, primarily as a result of the increase in revenues.

Gross Profit

          For the twelve months ended December 31, 2005, gross profit increased by $591,000, or 23%, to $3,207,000 (55% of revenues) from $2,616,000 (55% of revenues) in the same period in 2004, primarily as a result of the increase in revenues.

Research and Development Cost, Net

          Research and development costs consist mainly of the salary and benefits of engineers and costs related to external engineering design services. The reported figures consist entirely of EZchip’s research and development costs. For the year ended December 31, 2005, research and development costs increased by $948,000, or 13%, to $8,215,000 from $7,267,000 in the 2004 period. This increase is attributable primarily to the substantial external engineering design expenses associated with the final stage of the design and tape-out of our NP-2 network processor.

In-Process Research and Development Write-Off

          In-process research and development write-off in the amount of $1,475,000 was recorded in connection with the purchase of EZchip shares in an exchange transaction that occurred in June 2005. See note 3 to the financial statements.

Selling, General and Administrative Expenses

          Selling, general and administrative expenses consist primarily of salaries, participation in trade shows and travel expenses as well as legal, accounting and other administrative costs. For the twelve months ended December 31, 2005, these expenses decreased by $122,000, or 3%, to $3,643,000 from $3,765,000 in the same period in 2004. There was no material change in the mix or type of expenses between 2004 and 2005.

Financial and Other Income (Expenses), Net

          Financial and other income/(expenses) reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. For the twelve months ended December 31, 2005, net financial expenses decreased by $426,000, or 58%, to $312,000 from net financial expenses of $738,000 in the same period in 2004. This decrease is primarily attributable to higher interest income in 2005, resulting from higher interest rates and a higher average cash balance. In addition, in August 2004, we repaid a loan in the principal amount of $1,500,000 which resulted in lower interest expense during 2005. Most of our financial expenses (in both periods) are composed of non-cash interest accruals on EZchip’s Series C Preferred shares. The EZchip Series C Preferred shares were issued during March 2003 ($11.2 million to minority holders), March 2004 ($2.6 million to minority holders) and July 2005 ($3.0 million to minority holders) and bear 6% annual interest.

Minority Interest in Loss of a Subsidiary

          Minority interest in loss of a subsidiary reflects the share of EZchip’s minority holders of ordinary shares in EZchip’s loss. The amount of $206,000 represents proceeds received during 2005 from the exercise of stock options in EZchip.

Cumulative Effect of Change in Accounting Principle

See note 2k to the financial statements.

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

Research and Development Cost, Net

          Research and development costs consist mainly of the salary and benefits of engineers and costs related to external engineering design services. Reported figures consist entirely of EZchip’s research and development costs. For the year ended December 31, 2004, research and development costs increased by $48,000, or 0.7%, to $7,267,000 from $7,219,000 in the 2003 period.

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

Financial and Other Income (Expenses), Net

          Financial and other income/(expenses) reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. For the twelve months ended December 31, 2004, net financial expenses increased by $320,000, or 77%, to $738,000 from net financial expenses of $418,000 in the same period in 2003. This increase is mostly attributable to a longer period and a higher amount of interest accruals on EZchip’s Series C Preferred shares during the 2004 period. EZchip Series C Preferred shares were issued during March 2003 ($11.2 million to minority holders) and during March 2004 ($2.6 million to minority holders) and bear non-cumulative dividends at the rate of 6% per annum.

Effective Corporate Tax Rate

          Israeli companies were generally subject to corporate tax at the rate of 34% of their taxable income in 2005. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 31% in 2006, 29% in 2007, 27% in 2008, and 26% in 2009. However, because we have elected to participate in the alternative package of tax benefits for our current approved enterprise, the income derived from that enterprise will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period. The period of tax benefits for EZchip’s approved enterprise expires in 2013. Certain investment income derived by EZchip from investments may not be regarded by the Israeli tax authorities as income from its approved enterprise and consequently may be taxed at the regular statutory rate in Israel.

          We and EZchip have tax loss carryforwards resulting from the years up to and including 2005 amounting to approximately $60.6 million which may be carried forward indefinitely.

          EZchip Inc. is subject to U.S. income taxes and has a loss carryforward resulting from the years up to and including 2005 amounting to approximately $4.2 million.

          Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. In addition, we have accumulated capital losses in the amount of $21.7 million. We have not established a deferred tax asset resulting from temporary differences between the basis of assets for financial and tax reporting purposes, as it has been determined that it is more likely than not that such deferred tax assets will not be realized.

Impact of Currency Fluctuation and of Inflation

          A significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in US dollars, are influenced by the exchange rate between the US dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the US dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in US dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price. The caption “Financial income (expenses), net” in our Financial Statements includes the impact of these factors as well as traditional interest income or expense. See note 15 to the financial statements.

          The following table sets forth, for the periods indicated, (i) devaluation of the NIS against the most important currencies for our business, the U.S. dollar, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,

	2001	2002	2003	2004	2005

Devaluation of NIS vs. U.S. Dollar	9.3%	7.3%	(7.6)%	(1.6)%	6.8%
Israeli Consumer Price Index	1.4%	6.5%	(1.9)%	1.4%	2.4%

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Seasonality

          Our operating results are generally not characterized by a seasonal pattern.

B.	LIQUIDITY AND CAPITAL RESOURCES

          Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and, through research and development grants. EZchip’s research and development has not been funded by Israel’s Office of Chief Scientist, but rather has been funded through the proceeds of third party investments, combined with contributions by LanOptics.

          In 2000 we conducted two rounds of financing for EZchip, raising $27.2 million through the private placement of EZchip’s Series A and B Preferred shares, of which we invested $2 million. The amount of investments by third parties was recorded as preferred shares of a subsidiary in our financial statements. In addition, we made a $2 million investment in EZchip during 2000.

          In early 2003 EZchip raised $13.5 million in a private placement of Series C Preferred shares, of which amount we invested $2.3 million. In addition, EZchip obtained a $3 million credit facility, of which $1.5 million was drawn down. In September 2004 the $1.5 million was repaid.

          Under the terms of the Series C Preferred share financing EZchip could raise an aggregate additional amount of up to $8 million at one or more additional closing to be initiated within 24 months of the initial investment of $13.5 million On March 9, 2004, EZchip raised the additional $8 million, of which we invested $5.3 million.

          In July 2005 EZchip raised an additional $10.0 million in a private placement of Series C Preferred shares, including a $6.9 million investment by LanOptics.

          On December 16, 2003 we concluded a $6 million private placement of our ordinary shares to Deutsche Bank AG, London Branch. $5.3 million of the proceeds were used to fund the exercise of our option to purchase EZchip Series C Preferred shares, which increased our ownership interest in EZchip to 53.4%. The investors in this private placement were granted warrants to purchase 187,500 Ordinary shares at an exercise price of $11.39 per share with an exercise period of five years

          On November 26, 2004 we concluded a $14.3 million private placement of our ordinary shares to several institutional investors. The private placement was undertaken to strength our balance sheet and insure our control over EZchip in the event of additional private investment in EZchip, as well as for other general corporate purposes. The investors in this private placement were granted warrants to purchase 478,800 Ordinary shares at an exercise price of $15.5 per share with an exercise period of five years

          As of December 31, 2005 we had $20.6 million in working capital and $19.6 million in cash, cash equivalents and marketable securities. Our cash, cash equivalents and marketable securities balance decreased by approximately $6.0 million in 2005 as a result of the following:

—	Approximately $9.0 million was used in operating activities.

—	Financing activities provided approximately $3.2 million as a result of the Series C financing raised from third parties.

—	Approximately $0.2 million was used for the purchase of property and equipment.

          We believe that our unused cash, cash equivalents and marketable securities balances will provide sufficient cash resources to finance our operations at least through the end of 2007. However, if we grow more rapidly than currently anticipated or, if we do not generate sufficient revenues, it is possible that we would require additional funds before the end of such period.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

          Currently, 59 employees, representing about 73% of EZchip’s employees, are engaged in research and development. EZchip’s senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

          The following table sets forth research and development costs for the periods indicated:

Year Ended December 31,

2003	2004	2005

(in thousands)
$7,219	$7,267	$8,215

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

          We hold four United States patents:

1.	6,532,457: Look-ahead tree structure

2.	6,594,655: Wildcards in radix search tree structures.

3.	6,625,612: Deterministic search algorithm.

4.	6,778,534: High-performance network processor.

D.	TREND INFORMATION

          Our 2005 revenues increased 23% to $5.8 million, up from $4.7 million in 2004. These revenues still reflected orders from only a handful of our 15 NP-1c customers that are already in production. An additional 20 NP-1c customers are still in their design phase and we expect most of them to enter production during 2006. Our NP-2 customers have not yet contributed to revenues and we expect the first NP-2 customers to enter production during the second half of 2006. Our chips go into communication equipment that average about two years from design win to product, and volume orders can be expected only after the customer’s equipment enters production. Consequently, we have not yet realized the potential of our design wins and we expect that our quarterly revenues will continue to fluctuate. We do not expect that all of our customers will reach production stage, as projects may be halted, delayed or cancelled and there is also no assurance that products that have reached production will be successfully accepted in the marketplace. Our future revenue ramp-up will continue to depend on the success of our customers’ new products that incorporate our network processors, on market acceptance of these products, and on the pace of recovery in the telecommunications and related markets

E.	OFF-BALANCE SHEET ARRANGEMENTS

          We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods.

		Payments due by period

Contractual Obligations	Total	Less than 1 year	1–3 years	3-5 years	More than 5 years

Operating lease obligation	$1,057,000	$782,000	$275,000	--	--
Other long-term liabilities reflected on the company’s balance sheet(1)	$18,882,000	--	$15,151,000	$3,731,000	--

Total	$19,939,000	$782,000	$15,426,000	$3,731,000	--

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          Set forth below are the names of all directors and senior management of our company:

          Dr. Meir D. Burstin, 63, is Chairman of the Board of Directors of the Company as well as the Chairman of the Board of Directors of the Company’s subsidiary, E.Z. Chip Technologies Ltd. (“EZchip”). In addition, he is the Chairman of Sivron, a security trade software company, and Director of Negev Software, a communication monitoring company. Dr. Burstin was the Chairman and founder of ART Advanced Recognition Technologies Inc., a speech and handwriting recognition company, recently acquired by Scansoft (Now Nuance). He was a founder and chairman of the Board of Ornet, a data switching company founded in 1996 and acquired by Siemens two years later. Dr. Burstin was a director of several other high-tech companies and the Chairman of the Jerusalem Software Greenhouse. In 1969, Dr. Burstin was a founder of Advanced Technology Ltd. (ATL), one of Israel’s largest software companies at the time, and served as its president until 1982. From 1982 to 1984, Dr. Burstin was a Visiting Scholar at the Computer Science Department at UCLA and Vice President Technologies of Tadiran U.S. In this position, he was in charge of the acquisition of technologies and technology companies for Tadiran. Upon his return to Israel in 1984, he became a Corporate Vice President of Tadiran Ltd., then one of Israel’s largest electronics companies, and President of Tadiran’s Systems Division. In 1986, he also became President of Elisra Systems, an electronic warfare company acquired by Tadiran, and organized the acquisition. In addition, Dr. Burstin served as a Chairman or Director of several Tadiran subsidiaries. Dr. Burstin holds a Ph.D. in Information Systems and Computers from Tel-Aviv University. He received B.Sc. degrees in Physics and Mathematics and an M.Sc. in Physics from the Hebrew University of Jerusalem.

          Eli Fruchter, 50, is the President and Chief Executive Officer of EZchip, a position that he has held since EZchip’s inception, and has been a director of our company since its inception. He served as General Manager of our company from its inception until May 1999, and as President, Chief Executive Officer and General Manager from May 1999 through September 1999. From March 1995 until September 1999, he was the Chairman of the Board of Directors of our company. Mr. Fruchter was among the founders of Adacom Technologies Ltd., a manufacturer of data communications products for the IBM 3270 environment. From April 1985 until December 1987, he served as a research and development manager at Adacom, and from January 1988 until November 1989, he was the Manager of Adacom’s Marketing Department. Before helping to found Adacom in 1985 Mr. Fruchter was Manager - Research and Development Group of Fibronics Ltd., a manufacturer of data communications and fiber optics systems. Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

          Benjamin (Benny) D. Gaon, 70, has been a director of the Company since 1995. Mr. Gaon is President and Chairman of Israel-registered B. Gaon Holdings Ltd., whose activities encompass three main sectors: financial and other services; agro-industries; and wholesale and retail. Previously, Mr. Gaon served as President and Chief Executive Officer of Koor Industries Ltd., Israel’s largest industrial enterprise. Mr. Gaon is an active Chairman and Board member of various companies in Israel, including Yakhin Hakal Holdings Ltd., Hamashbir Holdings (1999) Ltd., H&O Fashion Ltd., Ahava Holdings Ltd., Dead Sea Laboratories Ltd., B. Gaon Holdings Ltd., Or Assaf Investments Ltd., Genius Technologies (1999) Ltd., B. Gaon Investments (1998) Ltd., Gaon Agro Industries Ltd., Middle East Tube Company Ltd., Gaon Investment in Capital Markets Ltd., Gaon Capital Markets Ltd., B. Gaon Productions and Contents Ltd., Gaon Communication Investments (2001) Ltd., Tal Sky Ltd., Tel-Ad Jerusalem Studios Ltd., ACE Marketing Chains – Consumer Products Ltd. And Auto Depot (1992) Ltd. He was the Chairman of the Board of Co-Op Blue Square Consumers’ Cooperative Society Ltd. and of Delek Israel Fuel Corporation Ltd. Among his other public positions, Mr. Gaon serves as chairman of Israel Management Center Ltd. (HAMIL), Chairman of Moshe David Gaon Center for Ladino Studies in Ben-Gurion University, President of the Israel Cancer Association. He also serves on the Board of Trustees of the Hebrew University of Jerusalem and of Tel-Aviv University.

          Dr. Ran Giladi, 51, has been a director of our company since December 2001. Dr. Giladi is a faculty member at Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1992 until 2000. Dr. Giladi is also the active Chairman of DiskSites, Inc. and of InfoCyclone Inc., a company he co-founded in September 2000, which produces storage appliances for owners of massively accessed repositories and of which he was President and Chief Executive Officer from 2000 until 2002. Dr. Giladi taught at the Business School and at the Electrical Engineering Department of Tel-Aviv University from 1987 until 1993. Dr. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986. Dr. Giladi also founded the Israeli Consortia for research on network management systems (NMS), and served as the Chairman of the Consortia Board of Directors. His research interests include computer and communications systems performance, data networks and communications, and network management systems. Dr. Giladi received a B.A. in Physics and an M.Sc. in Biomedical Engineering from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

          Karen Sarid, 55, has been a director of the Company since December 2001. Ms. Sarid has served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market. Prior to this and since September 2000, she held the position of Chief Operating Officer and Chief Financial Officer at Orex. From September 1999 until September 2000 she was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999 Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market. She was Chief Financial Officer of our company from 1993 through 1996. Ms. Sarid also serves as a director of Oridion Systems Ltd. and Gilat Satellite Networks Ltd. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

          David Schlachet, 60, has been a director of our company since September 2005. Mr. Schlachet has served as chief executive officer of Syneron Medical Ltd. since November 2005, after having served as chief financial officer of Syneron Medical Ltd. since July 2004. From 2000 to June 2004 Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. He also served as an active Chairman of Elite Industries Ltd. From 1988 to 1995 Mr. Schlachet served first as CEO of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director and chair of audit committee for NASDAQ listed companies Pharmos Inc. and Compugen Ltd., and is a director of Israel Discount Bank. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

Senior Management

          In addition to Mr. Fruchter and Dr. Burstin, with respect to whom information is provided above under “Directors,” Dror Israel is the other executive officer of the Company.

          Dror Israel, 37, has been our Chief Financial Officer since June 2001. Prior to that he was our financial controller from January 2000 through May 2001 and a financial analyst from August 1997 through December 1999. Prior to joining LanOptics Mr. Israel was employed by Hi Group, a holdings company, as a financial analyst. Mr. Israel holds a B.A. degree in economics from Haifa University and an M.B.A. cum laude from the Technion - Israel Institute of Technology.

          There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

          The aggregate amount of compensation paid during 2005 to all of our directors and executive officers as a group for services in all capacities was approximately $338,000. The aggregate amount set aside or accrued during 2005 to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, was approximately $6,000.

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

Outside And Independent Directors

          In accordance with the Israeli Companies Law and the regulations promulgated under the Companies Law, the Company must have two outside directors. The outside directors must meet certain statutory requirements of independence. The term of office of an outside director is three years, which can be extended for one additional term of three years (there are no prescribed terms of service for the other directors of the company). An outside director can be removed from office only under very limited circumstances. Both of the outside directors must serve on the company’s statutory audit committee, and at least one outside director must serve on each committee of the board of directors. Benjamin (Benny) D. Gaon and David Schlachet serve as our outside directors under the Israeli Companies Law.

          Pursuant to the current listing requirements of the NASDAQ Stock Market, we are required to have at least three independent directors on our board of directors. Our independent directors who meet these requirements are Messrs. Gaon, Giladi and Shlachet and Ms. Sarid.

Audit Committee

          The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors including both of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee.

          Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

          Pursuant to the current listing requirements of the NASDAQ Stock Market, we are required to establish an audit committee, at least a majority of whose members are independent of management. Pursuant to the Sarbanes-Oxley Act of 2002 and the NASDAQ corporate governance rules that have been applicable to us since July 31, 2005, we are required to have an audit committee consisting of at least three independent members, all of whom are financially literate and one whom has accounting or related financial management expertise.

          The new NASDAQ rules implement two basic criteria for determining independence: (i) audit committee members are barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

          Our Audit Committee currently consists of Benjamin D. Gaon, Karen Sarid and David Shclachet. We believe that these appointments comply with the requirements of the Companies Law and with the SEC and NASDAQ rules, and that Karen Sarid qualifies to serve as the audit committee’s financial expert as required by the SEC and NASDAQ.

          Our Audit Committee reviewed our audited financial statements for the year ended December 31, 2005 and members of the Committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles. Members of the Audit Committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2005.

Approval of Certain Transactions; Obligations Of Directors, Officers and Shareholders

          The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and such person’s personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

          Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors unless the articles of association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval. The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s specified relatives, or by any corporation in which the office holder is a five percent or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities.

          In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. Such approval must determine that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the articles of association, it also must be approved by the audit committee and by the board and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such a transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter.

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

          Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;

—	an increase of the company’s authorized share capital;

—	a merger; or

—	approval of related party transactions that require shareholder approval.

          In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Israeli Companies Law also provides that a breach of the duty of fairness will be governed by the laws governing breach of contract; however, the Israeli Companies Law does not describe the substance of this duty.

Indemnification of Directors and Officers; Limitations on Liability

          Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted under the Israeli Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders if the office holder is a director.

          Under the Israeli Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her or incurred by him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court. A company also can indemnify an office holder against reasonable litigation expenses including attorneys’ fees, incurred, whether or not paid by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the office holder.

          In addition, a company may indemnify an office holder against reasonable legal fees, including attorney’s fees, incurred, whether or not paid by him, by him or her in consequence of an investigation or proceeding instituted against him or her by an authority that is authorized to conduct such investigation or proceeding, and that was resolved without an indictment against him or her and without imposing on him or her financial obligation as an alternative of a criminal proceeding, or that was resolved without filing an indictment against him or her but with the imposition on him or her of a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

          A company may indemnify an office holder in respect of these liabilities either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

          A company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party. A company may also exculpate an office holder from a breach of duty of care in advance of that breach. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

          Under the Israeli Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

          Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities not covered by insurance, that are of certain enumerated types of events, and subject to limitations as to amount.

Internal Auditor

          The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law’s independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. Fahn Kanne Control Management Ltd., a member of the Grant Thornton network, serves as our internal auditor.

NASDAQ Marketplace Rules and Home Country Practices

          Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

          On July 27, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. In practice, we do not comply with the NASDAQ requirements regarding the director nominations process, the establishment of a compensation committee and the distribution of annual reports. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders, our board sets executive compensation and we post our Annual Report or Form 20-F on our website. See above in this Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

D.	EMPLOYEES

          On March 30, 2006 we had 82 employees, of whom three are LanOptics employees and 79 are EZchip employees. Six of EZchip’s employees who are involved in sales and marketing are in the U.S. Fifty-nine of EZchip’s employees are engaged in research and development. We believe that our company has good relations with its employees and we have never experienced a labor dispute, strike or work stoppage.

	As of December 31,

	2003	2004	2005

LanOptics employees	3	3	3
EZchip employees	78	77	79

Total employees	81	80	82

          Israeli labor laws are applicable to our company’s employees in Israel. Such laws principally concern the length of the workday and the workweek, minimum wages for workers, minimum annual leave, insurance for work-related accidents, procedures for dismissing employees and determination of severance pay. Israeli employers are also required to make payments to Israel’s National Insurance Institute with respect to employees. In addition, certain provisions of the collective bargaining agreements between the “Histadrut” (Israel’s General Federation of Labor) and the Israeli Coordinating Bureau of Economic Organization apply to the Company’s employees in Israel pursuant to administrative orders extending them to all private sector employees. According to such administrative orders, all Israeli employers are required to provide certain escalations of the wages in relation to the increases in the Israeli consumer price index as well as to provide minimum annual payments so as to cover vacation expenses. All of our employees are covered by comprehensive life and pension insurance policies.

          All our officers, key employees and certain of our other employees are party to individual employment agreements. We have entered into a non-disclosure and non-competition agreement with each of our executive officers and key employees.

          Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. All of our employees are covered by life and/or pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute between 13.3% of base wages to such plans and employees contribute between 5.0% to 5.5% of base wages. We also contribute between 5.0% and 7.5% of base wages to certain “professional advancement” funds for managers, engineers and others and such employees contribute 2.5% of base wages. Our contribution is limited to the maximum amounts that are not considered taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. In the fiscal year ended December 31, 2005 the aggregate payments to the National Insurance Institute amounted to approximately 14.5% of base wages, with the employee contributing 9% (of which approximately 4.3% relates to payments for national health insurance) and the employer contributing the remainder.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

          As of March 30, 2006 all the directors and executive officers as a group beneficially held 911,585 of our ordinary shares (approximately 7.3% of our outstanding shares). This figure includes 610,596 shares beneficially owned by Eli Fruchter, representing approximately 5.2% of our outstanding shares. Mr. Fruchter is the only director or officer who holds 1% or more of our outstanding shares as of March 30, 2006.

Stock Option Plans

LanOptics Option Plans

          Since 1993 LanOptics has granted options to purchase ordinary shares to key employees, directors and shareholders pursuant to the LanOptics 1992 Stock Option Plan as an incentive to attract and retain qualified personnel. Under the terms of these grants, options, generally, become exercisable ratably over a four-year period commencing with the date of grant. The options generally expire no later than six years from the date of the grant, and are non-transferable, except under the laws of succession. LanOptics’ 1992 Israeli Stock Option Plan expired in November 2002. There were approximately 140,000 options for ordinary shares that remained unissued upon the expiration of the 1992 Plan.

          On October 2003 LanOptics adopted the 2003 Israeli Share Option Plan (the “2003 Israel Plan”), under which a total of 90,000 ordinary shares of the Company were reserved and authorized for the purpose of the option plan. The 2003 Israel Plan is administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. Options under the 2003 Israel Plan are issued to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive options under the 2003 Israel Plan are afforded certain tax benefits (excluding controlling shareholders of the Company or those who are not employees or directors of the Company). The Company has elected the benefits available under the “capital gains” alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the trustee. The 2003 Israel Plan provides for the options granted to have a maximum exercise period of ten years from the date of grant. Options granted under the 2003 Israel Plan are generally exercisable over four years. Options that are not exercised will become available for further grant by the Board under the 2003 Israel Plan.

          As of March 30, 2006 there were outstanding options to purchase 305,239 ordinary shares. All of these options were exercisable at exercise prices ranging from $2.50 to $6.93 per share. The number of options held by directors and officers of the Company as a group was 300,989, including options to purchase 194,739 ordinary shares held by Mr. Burstin.

Ezchip Option Plans

          Since 2000 EZchip has granted options to purchase its ordinary shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the “2000 Section 102 Share Option Plan”, the “2003 Section 102 Share Option Plan” and the “2001 U.S. Stock Option Plan”), as an incentive to attract and retain qualified personnel. Under these plans a total of 11,500,000 ordinary shares of EZchip are reserved and authorized for issuance. Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant. The options generally expire 7 to 10 years from the date of the grant, and are non-transferable, except under the laws of succession. As of March 30, 2006 there were outstanding options to purchase ordinary shares of EZchip representing approximately 11.9% of the share capital of EZchip on an as converted and fully diluted basis. Approximately 20% of these options were held by directors and officers of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

          The following table sets forth certain information as of March 30, 2005 concerning the only persons or entities known to us to own beneficially more than 5% of our company’s outstanding ordinary shares:

Name	Number of Shares(1)(2)	Percent

Eli Fruchter	610,596	5.2%
All directors and executive officers as a group (6 persons)(3)	911,585	7.3%

(1)

The number of ordinary shares beneficially owned includes the shares issuable pursuant to stock options that are exercisable within 60 days of March 30, 2006. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.

(2)	Based on the most recent 13G and 13D filings.

(3)

As of March 30, 2006 all directors and executive officers as a group (7 persons) held vested options exercisable into 300,989 Ordinary Shares at exercise prices ranging from $4.15 to $6.93. These options expire between November 2006 and December 20013.

          According to our transfer agent, as of March 30, 2006 there were 45 holders of record of our ordinary shares, including 32 holders of record residing in the United States holding 10,542,586 ordinary shares, or 87.1% of the aggregate 12,102,627 ordinary shares outstanding as of such date. We believe that as of such date we had approximately 5,500 beneficial shareholders.

B.	RELATED PARTY TRANSACTIONS

          In May 2003 LanOptics executed an agreement with all of EZchip’s major shareholders. Pursuant to the agreement, EZchip’s four major shareholders were granted the right to exchange all their shares in EZchip for ordinary shares of LanOptics, subject to the fulfillment of certain conditions (as fully describe in Note 3 to our consolidated financial statements). The exchange ratio will be calculated according to a formula determined by the parties, and will apply to all series of EZchip’s shares without regard to any preferences of such shares. The exchange right will expire upon the earlier of an initial public offering of EZchip’s securities and the sale of all or substantially all of EZchip’s assets or securities. As of March 30, 2006 none of the major shareholders have elected to exercise their right.

          In early 2003 EZchip raised $13.5 million in a private placement of Series C Preferred shares, of which amount we invested $2.3 million. The terms of the Series C Preferred share financing also provided the investors in the private placement with an option to invest up to another $8 million in the future. This option was exercised on March 9, 2004, resulting in a follow-on Series C Preferred share investment in EZchip in the amount of $8 million, of which we invested $5.3 million. In July 2005 EZchip raised an additional $10.0 million in a private placement of Series C Preferred shares, including a $6.9 million investment by LanOptics.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          The financial statements included under “Item 18. Financial Statements and Exhibits” are incorporated herein by reference.

          The Financial Statement Schedules listed under the Rules of the Securities and Exchange Commission but not included herein are omitted either because they are not applicable, they are not required under the provisions of Regulation S-X or the required information is included in the Consolidated Financial Statements or the related notes thereto.

Export Sales

        See note 14b. to the financial statements

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

B.	SIGNIFICANT CHANGES

          Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2005.

ITEM 9.	OFFER AND LISTING

A.	LISTING DETAILS

          Our ordinary shares are quoted on the NASDAQ Capital Market (prior to April 14, 2003, the Company’s ordinary shares were traded on The NASDAQ National Market) and on the Tel Aviv Stock Exchange under the symbol “LNOP”. Our listing on the Tel Aviv Stock Exchange was accomplished pursuant to special dual listing rules applicable to companies that are traded on NASDAQ.

          Set forth below for each of the years indicated are the range of high and low NASDAQ sales prices for our ordinary shares as reported by NASDAQ, and the high and low sales prices (in U.S. dollars) on the Tel-Aviv Stock Exchange since April 1, 2002. Stock prices on the Tel Aviv Stock Exchange are quoted in New Israeli Shekels (NIS); the stock prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

	NASDAQ		TEL AVIV STOCK EXCHANGE

Year	High	Low	High	Low

2000	$43.75	$5.50	--	--
2001	$19.25	$2.70	--	--
2002	$16.45	$3.97	$14.86	$6.16
2003	$11.20	$3.88	$11.10	$4.78
2004	$15.17	$4.77	$14.79	$5.22
2005	$14.90	$4.56	$14.41	$4.93

QUARTERLY STOCK INFORMATION

          The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Stock Market and the Tel-Aviv Stock Exchange:

	NASDAQ		TEL AVIV STOCK EXCHANGE

2003
First quarter	$6.2	$3.88	$6.86	$4.78
Second quarter	8.33	4.47	8.17	4.86
Third quarter	9.8	6.41	10.05	7.23
Fourth quarter	11.20	8.50	11.10	8.94

2004
First quarter	$15.17	$7.11	$12.12	$7.95
Second quarter	8.90	4.77	9.58	5.55
Third quarter	9.80	6.41	6.77	5.22
Fourth quarter	11.20	8.50	11.10	8.94

2005
First quarter	$14.90	$6.62	$14.41	$7.60
Second quarter	9.49	6.60	9.37	6.86
Third quarter	8.69	6.04	8.41	6.94
Fourth quarter	7.34	4.56	7.05	4.93

MONTHLY STOCK INFORMATION

2005
October	$7.34	$5.83	$7.05	$6.29
November	6.17	4.56	6.30	4.83
December	5.60	4.85	5.35	4.93

2006
January	$6.84	$5.02	$6.80	$5.25
February	5.90	5.15	6.16	5.36
March (thru March 29)	8.20	5.68	7.89	5.95

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

See A. above.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSE OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes of the Company

          We are registered under the Israel Companies Law as a public company with the name LanOptics Ltd. and registration number 52-003806-8. The objective stated in our memorandum of association is to engage in any lawful activity.

Powers of the Directors

          Pursuant to the Israeli Companies Law and our articles of association, a director is generally not permitted to participate in the discussion of, or to vote on, a proposal, arrangement or contract in which he has a personal interest. Also, the directors may not vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth above in “Item 6. Directors, Senior Management and Employees; Directors and Senior Management; Approval of Certain Transactions.” The power of our directors to enter into borrowing arrangements on our behalf is limited to the same extent as any other transaction by us.

Rights Attached to Ordinary Shares

          Our authorized share capital consists of 30,000,000 ordinary shares, par value NIS 0.02 per share. Holders of ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. All outstanding ordinary shares are validly issued and fully paid. The rights of our ordinary shares may be cancelled, added to, restricted, amended or otherwise altered with a vote of the holders of at least 75% of the outstanding ordinary shares voting at a duly convened shareholders’ meeting.

Transfer of Shares and Notices

          Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument. Under Israeli law and our articles of association, each shareholder of record is entitled to receive at least 21 days’ prior notice of any shareholders’ meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date, which shall be not more than forty nor less than four days prior to the date of the meeting.

Dividend and Liquidation Rights

          We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Pursuant to Israel’s securities laws, a company registering its shares for trade on the Tel Aviv Stock Exchange may not have more than one class of shares for a period of one year following registration, after which it is permitted to issue preferred shares, if the preference of those shares is limited to a preference in the distribution of dividends and these preferred shares have not voting rights. Under the Israeli Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our articles of association provide that the board of directors may declare and distribute interim dividends without the approval of the shareholders, but the payment of a final dividend requires shareholder approval.

Annual and Extraordinary General Meetings

          We must hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days’ prior notice to our shareholders. A special meeting may be convened by request of two directors or by written request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution with their request.

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

          Under the Companies Law, all shareholders’ meetings require prior notice of at least 21 days. Our articles of association provide that most decisions may be made by a simple majority, although certain resolutions, referred to as special resolutions (for example, changes to the articles of association) require approval of at least 75% of the shares present and voting on the matter. See “Item 6. Directors, Senior Management and Employees; Directors and Senior Management; Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders” above for certain duties of shareholders towards the company.

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

Anti-Takeover Provisions Under Israeli Law

          The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 25% of the voting rights in the company, unless there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless there is a shareholder with 45% or more of the voting rights in the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

—	there is a limitation on acquisition of any level of control of the company; or

—	the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

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

C.	MATERIAL CONTRACTS

Not applicable.

D.	EXCHANGE CONTROLS

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

          Until May 1998 Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998. Since January 1, 2003 all exchange control restrictions have been eliminated (although there are still reporting requirements for foreign currency transactions). Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

E.	TAXATION

ISRAELI TAX CONSIDERATIONS

          The following is a summary of the principal Israeli tax laws applicable to us, of the Israeli Government programs from which we benefit, and of Israeli foreign exchange regulations. This section also contains a discussion of material Israeli tax consequences to our shareholders who are not residents or citizens of Israel. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances, or to some types of investors subject to special treatment under Israeli law. Examples of investors subject to special treatment under Israeli law include residents of Israel, traders in securities, or persons who own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

          You are urged to consult your own tax advisor as to the Israeli and other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any non-Israeli, state or local taxes.

General corporate tax structure in Israel

          Israeli companies were generally subject to corporate tax at the rate of 34% of their taxable income in 2005. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 31% in 2006, 29% in 2007, 27% in 2008, and 26% in 2009.

          As discussed below, however, the rate is effectively reduced for income derived from an Approved Enterprise.

Law for the Encouragement of Capital Investments, 1959

          Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the Investment Center). Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

          A company that owns an Approved Enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits (Alternative Track). Under the alternative package, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise.

          After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). The benefits period is limited to 12 years from completion of the investment under the approved plan or 14 years from the date of the approval, whichever is earlier. A company in which more than 25% of the shareholders are non-residents of Israel, defined in the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

          The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. To the extent we have more than one approval or only a portion of our capital investments are approved, our effective tax rate will be the result of a weighted combination of the applicable rates.

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period

0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

          If a company distributes dividends from tax-exempt Approved Enterprise income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period. Distribution of dividends derived from Approved Enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company).

          Currently, we have one Approved Enterprise program under the alternative track of the Investment Law. We have derived, and expect to continue to derive, a substantial portion of our operating income from our Approved Enterprise facilities. We are therefore eligible for a tax exemption for a limited period on undistributed Approved Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. The tax benefits attributable to our current Approved Enterprises are scheduled to expire by 2013. We intend to continue to apply for Approved Enterprise programs, but we cannot assure you that we will do so or that we will be successful. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

          The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Approved Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

          On April 1, 2005 an amendment to the Investment Law came into effect, in which it revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only.

          As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company had not generated any income under the provisions of the new law.

Law for the Encouragement of Industry (Taxes), 1969

          We believe that we currently qualify as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the Industrial Encouragement Law). The Industrial Encouragement Law defines an Industrial Company as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

          The following are the principal corporate tax benefits that are available to Industrial Companies:

—	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes,

—	accelerated depreciation rates on equipment and buildings,

—	under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies, and

—	expenses related to a public offering are deductible in equal amounts over three years.

          Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Special provisions relating to taxation under inflationary conditions

          We measure our taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Results of the Company for tax purposes are measured in terms of earning in NIS after certain adjustments for changes in the Israeli consumer price index. The Inflationary Adjustments Law is highly complex.

Stamp tax

          Under Israel’s Stamp Tax on Documents Law, certain documents are subject to stamp tax. In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of companies’ compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003. The Company has received legal advice that there are a variety of defenses relating to the obligation to pay stamp tax or to the amount to be paid. The Company’s management believes that applicable provision in the financial statements as of December 31, 2005 is adequate to cover probable costs arising from this matter.

          Effective January 1, 2006, stamp tax has been cancelled.

Taxation of non-Israeli shareholders on receipt of dividends

          Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 20%.

          Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a United States resident is 25%. Dividends received by a United States company that holds at least 10% of our voting rights will be subject to withholding tax at the rate of 12.5%, provided certain other conditions in the tax treaty are met (or at the tax rate of 15% in respect of dividends paid from income attributable to our Approved Enterprises).

Capital gains taxes applicable to non-Israeli shareholders

          Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the United States-Israel tax treaty exempts United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

Foreign exchange regulations

          Dividends, if any, paid to the holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency. If these amounts are paid in Israeli currency, they may be converted into freely repatriable U.S. dollar at the rate of exchange prevailing at the time of conversion. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

          The following summary sets forth the material U. S. federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares (“U.S. Shareholders”): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations, or other entities taxable as corporations for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) estates, the income of which is subject to U. S. federal income taxation regardless of its source; and (iv) trusts, if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the U. S. Internal Revenue Code of 1986, as amended, or the Code, U. S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report, and all of which are subject to change either prospectively or retroactively. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets for U.S. federal income tax purposes and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, (c) U.S. Shareholders owning, directly or by attribution, 10% or more of the LanOptics’ outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, or appreciated financial position, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-U. S. tax law.

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

          THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF A U.S. SHAREHOLDER’S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH U.S. SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Distributions Paid on the Ordinary Shares

          A U.S. Shareholder generally will be required to include in gross income as dividend income, the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the LanOptics’ current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. Shareholder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars on that day. A U.S. Shareholder generally will recognize foreign currency gain or loss (which is treated as ordinary income or loss from sources within the United States) upon the subsequent disposition of the NIS.

          Subject to certain conditions and complex limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will generally be eligible for credit against a U.S. Shareholder’s U. S. federal income tax liability at such U.S. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U. S. federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which such U.S. Shareholders elect to do so for all non-U.S. income taxes. Dividends with respect to the ordinary shares will generally be classified as foreign source “passive income” for the purpose of computing a U.S. Shareholder’s foreign tax credit limitations for U.S. foreign tax credit purposes. U.S. Shareholders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.” Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. The rules relating to foreign tax credits are complex, and each U.S. Shareholder should consult his or her tax advisor to determine whether he or she would be entitled to this credit.

          Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) LanOptics is entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that LanOptics is entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale, Exchange or Other Disposition of the Ordinary Shares

          The sale, exchange or other disposition of ordinary shares will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s tax basis in the ordinary shares (determined in U.S. dollars). Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder’s holding period of the ordinary shares exceeds one year at the time of the disposition. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Under the United States- Israel Tax Treaty, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

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

Passive Foreign Investment Company Status

          For U.S. federal income tax purposes, a foreign corporation will be classified as a passive foreign investment company, or a PFIC, if, for any taxable year, either (i) 75% or more of its gross income in the taxable year is passive income, or (ii) 50% or more of the average value of its gross assets in the taxable year, calculated quarterly by value, produce or are held for the production of, passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets, which produce passive income.

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

          If we were a PFIC for any taxable year during a U.S. Shareholder’s holding period, and the U.S. Shareholder did not timely elect to treat the Company as a “qualified electing fund” under Section 1295 of the Code or elect to “mark to market” the ordinary shares (each as discussed below), a U.S. Shareholder would be subject to special tax rules on the receipt of an “excess distribution” on the ordinary shares (generally, a distribution to the extent it exceeds 125% of the average annual distributions in the prior three years) and on gain from the disposition of the ordinary shares. Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Shareholder’s holding period in the ordinary shares, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income, the amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to amounts allocated to years prior to the year of the disposition or “excess distribution” would not be offset by any net operating losses. Additionally, if we are deemed to be a PFIC, a U.S. Shareholder who acquires our ordinary shares from a decedent generally will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death, and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value.

          U.S. Shareholders may avoid taxation under the rules described above by making (i) a “qualified electing fund” election for the first taxable year in which we are a PFIC to include such U.S. Shareholder’s share of our ordinary earnings and net capital gain on a current basis or (ii) a “deemed sale” election in a subsequent year, along with a qualified electing fund election, if we are still classified as a PFIC. A qualified electing fund election remains in effect until revoked by the IRS. You will not be to make a qualified electing fund election unless we comply with certain applicable information reporting requirements.

          U.S. Shareholders holding “marketable stock” (which we consider our ordinary shares to be) in a PFIC may make an election to “mark-to-market” the ordinary shares annually, rather than be subject to the above-described rules. Under such election, the U.S. Shareholder will include in income each year any excess of the fair market value of the PFIC stock at the close of each taxable year over the U.S. Shareholder’s adjusted basis in such stock. The U.S. Shareholder will generally be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. Shareholder’s adjusted tax basis in the ordinary shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to any loss recognized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock. Gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss. An election to mark-to-market generally will apply to the taxable year in which the election is made and all subsequent taxable years.

          If a U.S. Shareholder makes one of these two elections, distributions and gain generally will not be recognized ratably over the U.S. Shareholder’s holding period or be subject to an interest charge as described above. Further, the denial of basis step-up at death described above generally will not apply. A U.S. Shareholder making one of these two elections may experience current income recognition, even if no cash is distributed by us.

          We will notify U.S. Shareholders in the event that we conclude that we will be treated as a PFIC for any taxable year and will provide these U.S. Shareholders with such information as is necessary to enable these U.S. Shareholders to elect to treat us as a “qualified electing fund” for U.S. federal income tax purposes or to elect to “mark-to-market” the ordinary shares.

          BOTH ELECTIONS ARE SUBJECT TO A NUMBER OF SPECIFIC RULES AND REQUIREMENTS, AND U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THESE ELECTIONS IF WE BECOME A PFIC.

Backup Withholding and Information Reporting

          Under certain circumstances, U.S information reporting and/or backup withholding of U.S. federal income tax (currently at the rate of 28%) on dividends received on, and the proceeds of the dispositions of, the ordinary shares may apply to U.S. Shareholders. A backup withholding tax may apply to such payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding tax will be allowed as a refund or credit against the U.S. Shareholder’s U.S. federal income tax liability, provided that certain required information is furnished to the IRS.

F.	DIVIDEND AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

          We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. As a “foreign private issuer,” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of the ordinary shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we will file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters. We post our Annual Report on Form 20-F on our Website (www.lanoptics.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

          This report and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

100 F Street, NE
Public Reference Room
Washington, D.C. 20549

          Copies of these materials can also be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.

          The Securities and Exchange Commission maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR system.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

          The currency of our primary economic environment is the dollar. However, we have balances and activities in other currencies, mainly NIS. We are therefore exposed to market risks arising from changes in currency exchange rates. We are also exposed to market risks arising from changes in interest rates.

Exchange Rate Risk Management

          Our functional currency and that of EZchip is the dollar. Accordingly, we attempt to protect ourselves against exposure arising from the difference between assets and liabilities in NIS and the dollar, or “Balance Sheet Exposure”. We strive to limit our exposure through “natural” hedging, i.e., attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible. However, this method of “natural” hedging is not always achievable.

Interest Rate Risk Management

          Due to the existence of assets with different interest rates and maturity dates, we are exposed to changes in interest rates. Currently Our portfolio is composed mainly of (i) fixed income assets, including U.S. Government and Corporate Obligations, rated A-AAA and bearing annual interest rates in the range of 2.5% - 3.5%, with maturities in the range of 3 to 12 months; and (ii) short term managed liquidity funds bearing annual interest rates in the range of 3.0% - 4.0%.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

          Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

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

Fees Paid To Independent Public Accountants

          The following table sets forth the fees billed by our independent public accountants for professional services rendered during each of the years indicated and the percentage of each of the fees out of the total amount paid to the accountants.

	Year Ended December 31,

	2004		2005

Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$48,000	71%	$68,000	53%
Audit-related (2)	20,000	29%	42,000	33%
Tax (3)	–	–	18,000	14%
Total	68,000	100%	128,000	100%

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

Pre-Approval Policies and Procedures

          Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost, Forer, Gabbay & Kasierer. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase Of Equity Securities

          There were no shares purchased by us or on our behalf or by any affiliated purchaser during 2005.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-33 incorporated herein.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum of Association of the Registrant(1)
1.2	Articles of Association of the Registrant(2)
4.1	Ordinary Share Purchase Agreement dated June 22, 2005 among the Registrant and the Investors therein(3)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of Chief Executive Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

(1)	Filed as Exhibit 3.1 to the registrant’s Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.

(2)	Filed as Exhibit 3.2 to Amendment No. 1 of the registrant’s Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.

(3)	Filed as Exhibit 4.3 to Amendment No. 3 of the Registrant’s Registration Statement on Form F-3, registration number 333-126416 and incorporated herein by reference.

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

LANOPTICS LTD.

          We have audited the accompanying consolidated balance sheets of LanOptics Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2006	A Member of Ernst & Young Global

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,

	Note	2005	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$14,115	$13,504
Marketable securities	4	5,437	12,115
Trade receivables, net of allowance for doubtful accounts of $49 and $47 at December 31, 2005 and 2004, respectively		931	781
Other accounts receivable and prepaid expenses	5	300	703
Inventories	6	2,098	1,279

Total current assets		22,881	28,382

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net	7	381	476
Severance pay fund		1,564	1,489

		1,945	1,965

PROPERTY AND EQUIPMENT, NET	8	351	384

DEVELOPED TECHNOLOGY, NET	9	861	634

GOODWILL	3	4,833	-

Total assets		$30,871	$31,365

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,

	Note	2005	2004

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Trade payables		$338	$856
Other accounts payable and accrued expenses	10	1,916	2,478

Total current liabilities		2,254	3,334

LONG-TERM LIABILITIES:
Accrued severance pay		1,990	1,985
Warrants to redeemable preferred shares in EZchip	2k	253	-

Total long-term liabilities		2,243	1,985

REDEEMABLE PREFERRED SHARES IN A EZchip		18,499	14,946

PREFERRED SHARES IN EZchip		20,068	20,991

SHAREHOLDERS’ DEFICIENCY:
Share capital
Ordinary shares of NIS 0.02 par value -	12
Authorized: 30,000,000 shares at December 31, 2005 and 2004; Issued and outstanding: 11,633,771 and 10,626,285 shares at December 31, 2005 and 2004, respectively		75	70
Additional paid-in capital		61,185	53,193
Accumulated other comprehensive loss		(36)	(84)
Accumulated deficit		(73,417)	(63,070)

Total shareholders’ deficiency		(12,193)	(9,891)

Total liabilities and shareholders’ deficiency		$30,871	$31,365

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

		Year ended December 31,

	Note	2005	2004	2003

Revenues	14	$5,848	$4,746	$1,756
Costs of revenues		2,350	1,889	624
Amortization of developed technology		291	241	239

Gross profit		3,207	2,616	893

Operating expenses:
Research and development, net		8,215	7,267	7,219
In-process research and development		1,475	-	-
Selling and marketing, net		2,245	2,309	2,191
General and administrative		1,398	1,456	1,469

Total operating expenses		13,333	11,032	10,879

Operating loss		(10,126)	(8,416)	(9,986)
Financial and other expenses, net	15	(312)	(738)	(418)

Loss before minority interest		(10,438)	(9,154)	(10,404)

Minority interest in losses of EZchip		206	-	-

Net loss before cumulative effect of change in accounting principle		(10,232)	(9,154)	(10,404)

Cumulative effect of change in accounting principle	2k	(115)	-	-

Net Loss		$(10,347)	$(9,154)	$(10,404)

Net loss per share before cumulative effect of change in accounting principle		$(0.92)	$(0.98)	$(1.23)

Net Loss per share		$(0.93)	$(0.98)	$(1.23)

Weighted average number of ordinary shares used in computing net loss per share		11,156,250	9,365,181	8,484,120

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

U.S. dollars in thousands (except share data)

				Accumulated
				other
			Additional	comprehensive		Total	Total
	Ordinary	Share	paid-in	income	Accumulated	comprehensive	shareholders’
	shares	capital	capital	(loss)	deficit	loss	deficiency

Balance as of January 1, 2003	8,465,535	$60	$33,743	$21	$(43,512)		$(9,688)

Issuance of shares, net	750,000	4	5,637	-	-		5,641
Exercise of stock options	35,000	*) -	93	-	-		93
Compensation related to options granted to employees	-	-	43	-	-		43
Comprehensive loss:
Unrealized losses on available-for-sale securities	-	-	-	(5)	-	$(5)	(5)
Net loss	-	-	-	-	(10,404)	(10,404)	(10,404)

Total comprehensive loss						$(10,409)

Balance as of December 31, 2003	9,250,535	64	39,516	16	(53,916)		(14,320)

Issuance of shares, net	1,368,000	6	13,465	-	-		13,471
Exercise of stock options	7,750	*) -	40	-	-		40
Compensation related to options granted to employees	-	-	172	-	-	-	172
Comprehensive loss:
Unrealized losses on available-for-sale securities	-	-	-	(100)	-	$(100)	(100)
Net loss	-	-	-	-	(9,154)	(9,154)	(9,154)

Total comprehensive loss						$(9,254)

Balance as of December 31, 2004	10,626,285	70	53,193	(84)	(63,070)		(9,891)

Issuance of shares, net	1,006,486	5	7,951	-	-		7,956
Exercise of stock options	1,000	*) -	3	-	-		3
Compensation related to options granted to employees	-	-	38	-	-		38
Comprehensive loss:
Unrealized income on available-for-sale securities	-	-	-	48	-	48	48
Net loss	-	-	-	-	(10,347)	(10,347)	(10,347)

Total comprehensive loss						$(10,299)

Balance as of December 31, 2005	11,633,771	$75	$61,185	$(36)	$(73,417)		$(12,193)

*)	Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2004	2003

Cash flows from operating activities:

Net loss	$(10,347)	$(9,154)	$(10,404)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	625	661	918
In-process research and development	1,475	-	-
Interest and amortization of premium of marketable securities	152	275	(126)
Realized loss related to sale of marketable securities	9	5	-
Accrued interest on Redeemable Preferred shares in EZchip	890	804	504
Capital loss (gain) from sale of property and equipment	(3)	(1)	3
Accrued severance pay, net	(70)	209	30
Accretion of discount on long-term loan	-	88	59
Stock-based compensation related to options granted to employees	38	172	43
Minority interest in losses of EZchip	(206)	-	-
Cumulative effect of change in accounting principle	115	-	-
Change in fair value of warrants to redeemable preferred shares	(9)	-	-
Increase in trade receivables	(151)	(343)	(76)
Decrease (increase) in other accounts receivable and prepaid expenses	403	(350)	179
Increase in inventory	(819)	(875)	(27)
Increase (decrease) in trade payables	(518)	654	(304)
Increase (decrease) in other accounts payable and accrued expenses	(562)	(87)	55

Net cash used in operating activities	(8,978)	(7,942)	(9,146)

Cash flows from investing activities:

Investment in marketable securities debt	-	(10,820)	(6,493)
Proceeds from sale and redemption marketable securities debt	6,566	3,739	7,844
Purchase of property and equipment	(217)	(206)	(265)
Proceeds from sale of property and equipment	14	11	10

Net cash provided by (used in) investing activities	6,363	(7,276)	1,096

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2004	2003

Cash flows from financing activities:

Issuance of shares, net	(11)	13,471	5,641
Issuance of Redeemable Preferred shares in EZchip, net	3,028	2,563	10,928
Proceeds from exercise of options	3	40	93
Proceeds from exercise of options in EZchip	206	-	-
Proceeds from long-term loan	-	-	1,324
Repayment of long-term loan	-	(1,500)	-
Proceeds from issuance of warrants by EZchip	-	-	176

Net cash provided by financing activities	3,226	14,574	18,162

Increase (decrease) in cash and cash equivalents	611	(644)	10,112
Cash and cash equivalents at the beginning of the year	13,504	14,148	4,036

Cash and cash equivalents at the end of the year	$14,115	$13,504	$14,148

Supplemental disclosure of cash flows activities:

Cash paid during the year for:
Interest	$-	$56	$54

Non-cash activities:
EZchip shares acquisition (see note 3c)
EZchip’s Preferred A, B, C and Ordinary Shares	1,142	-	-

Intangible assets acquired:
Developed Technology	517	-	-
Goodwill	4,833	-	-
In-process research and development	1,475	-	-

Issuance of shares	$7,967	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1: –	GENERAL

a.

LanOptics Ltd. (“the Company”) was incorporated as a limited liability company under the laws of the State of Israel in 1989. The Company is now operating in the segment of network processors, through its business unit, EZchip Technologies Ltd., (“EZchip”), which is engaged in the development of high performance network processors.

EZchip was established in December 1999 as a wholly-owned subsidiary of the Company. Over the years Ezchip raised funds from third party investors while diluting the Company’s holding. As of December 31, 2005, the Company holds 60.4% of EZchip shares and of the voting rights.

EZchip’s technology provides packet processing, classification and traffic management on a single chip at wire speed. EZchip’s single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible processing enables a wide range of applications for metro, carrier-edge and core-enterprise. During 2001, EZchip established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip’s products.

b.

The Company’s Ordinary shares are traded on the NASDAQ SmallCap Market under the symbol “LNOP” and on the Tel-Aviv Stock Exchange. Prior to April 14, 2003, the Company’s Ordinary shares were traded on the NASDAQ National Market.

c.

All of the Company’s network processors chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company’s increasing business, the Company is and will probably continue to be dependent upon such subcontractor to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient capacity to meet the Company’s needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company’s demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the year ended December 31, 2005 the one major subcontractor accounted for approximately 59% of the Company’s cost of revenues.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consist basis, are as follows:

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	b.	Financial statements in U.S. dollars:

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar. Most of the revenues are denominated and earned in dollars, most purchases of materials and components are made in dollars, Financing and investing activities, including equity transactions and cash investments, are made in U.S. dollars and most of its assets are denominated in dollars. Thus, the functional and reporting currency of the Company and EZchip is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with the Statement of Financial Accounting Standard Board No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

	c.	Basis consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

	d.	Cash equivalents:

The Company considers all highly liquid investments that are convertible to cash with maturities of three months or less at their acquisition date as cash equivalents.

	e.	Marketable securities:

The Company accounts for its investments in marketable securities using SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Management determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. As of December 2005 and 2004, all marketable securities were designated as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported as a separate component of shareholders’ equity, accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

	f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items or technological obsolescence. Cost is determined as follows:

Raw materials - using the weighted average method.

Work in progress and finished products – using the weighted average method and calculated manufacturing costs.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	g.	Property and equipment:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

%

Office furniture and equipment	6
Computers, software and electronic equipment	33
Motor vehicles	15
Leasehold improvements	Over the less than term of the lease or useful life

h.	Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the years 2005, 2004 and 2003, no impairment losses have been identified.

i.	Goodwill and Developed Technology:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired.

The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. As of December 31, 2005, no instances of impairment were found.

Developed technology is amortized over it’s useful live using a method of amortization that reflects the pattern in which the economic benefits of the developed technology is consumed or otherwise used up, in accordance with SFAS No. 142. The Company amortizes its developed technology on a straight line basis.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

	j.	Redeemable Preferred shares in EZchip and Preferred shares in EZchip:

The investment by third parties in Redeemable Preferred shares in EZchip and Preferred shares in EZchip is presented as a separate component in the balance sheet.

The Redeemable Preferred shares bear annual interest at the rate of 6%. Such interest is accrued to the statement of operations and will be paid only upon redemption of such shares.

	k.	Warrants to Redeemable Preferred shares in EZchip:

In April 2003, EZchip granted a warrant to purchase Preferred C shares in connection with a Loan Agreement with a third party. The Loan was repaid in August 2004.

EZchip accounts for such warrants in accordance with FASB Staff Position FASB Statement No. 150 “Accounting for certain financial Instruments with Characteristics of both liabilities and Equity” (FSP FAS-150-5). Under FSP FAS-150-5 these warrants are classified as liabilities and are carried at their fair value. The guidance of this FSP was applied in the first interim period beginning after June 30, 2005 and resulted a cumulative affect of a change in accounting principles of $115.

Changes in fair value of these warrants are charged to the statements of operations in each reporting period. The fair value of the warrants was determined using the “Black – Scholes” option pricing model, with the following assumptions as of December 31, 2005: risk free interest rate of 3.72%, dividend yield of 0%, expected life of 5.75 years and expected volatility of 80%. As of December 31, 2005 the Company recorded expenses related to the change in fair value of these warrants in the amount of $9.

	l.	Research and development costs:

Research and development costs are charged to expenses as incurred.

	m.	Severance pay:

The liability of the Company and its subsidiary for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and is presented on an undiscounted basis. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The liability for all of the employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense for the years ended December 31, 2005, 2004 and 2003 were $(156), $193 and $18, respectively.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	n.	Income taxes:

The Company and its affiliates account for income taxes in accordance with SFAS No.109, “Accounting for Income Taxes” (“SFAS No.109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	o.	Net loss per share:

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128 “Earnings Per share” (“SFAS No. 128”).

For the years ended December 31, 2005, 2004 and 2003, all outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such stock options were antidilutive. The total weighted average number of Ordinary shares related to options and warrants excluded from the calculation of diluted net loss per share were 971,539, 572,539 and 268,215 for the years ended December 31, 2005, 2004 and 2003, respectively.

	p.	Accounting for stock based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized over the vesting period.

The Company applies SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees.

SFAS No.123 requires use of an option valuation model to measure the fair value of the options on the date of grant. Under SFAS No. 123, pro forma information regarding net income (loss) and net earnings (loss) per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions for 2003: risk-free interest rates of 2.98% dividend yields of 0%; expected life for an option of four years and excepted volatility of 83.6%. No options were granted during 2004 and 2005.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Accounting for stock based compensation (cont.):

The fair value for options granted in 2003, 2004 and 2005 is amortized over their vesting period and estimated at the date of grant using the Black-Scholes pricing model, with the following assumptions:

	Year ended December 31,

	2005	2004	2003

Dividend yield	0%	0%	0%
Expected volatility	80%	50%	50%
Risk-free interest	4.28%	3.08%	2.98%
Expected life of up to	6 years	4 years	4 years

Pro forma information under SFAS 123:

	Year ended December 31,

	2005	2004	2003

Net loss as reported	$(10,347)	$(9,154)	$(10,404)
Add: stock-based employee compensation expense determined under fair value based method	(568)	(1,219)	(387)
Deduct: stock-based employee compensation expense included in reported net loss	38	172	43

Pro forma net loss	$(10,877)	$(10,201)	$(10,748)

Net loss per share, as reported	$(0.93)	$(0.98)	$(1.23)

Pro forma net loss per share	$(0.98)	$(1.09)	$(1.27)

q.	Revenue recognition:

The Company generates its revenues mainly from sales of network processors chips and to a lesser extent from the sales of network-processor based systems, software tools and maintenance and support services, through EZchip and its wholly owned subsidiary EZchip Inc.

Revenues from network processors chips and network processors based systems are recognized upon delivery in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition” (“SAB 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. The Company does not have any significant obligations after delivery.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company does not grant a right of return to its customers. In addition if a transaction sale does not meet all the criteria the revenue is deferred until all criteria are met.

	q.	Revenue recognition (cont.):

Revenues from sales of software tools and maintenance and support services which are sold separately from other products, are recognized in accordance with Statement of Position 97-2, “Software Revenues Recognition” (“SOP 97-2”). The Company uses the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value only exists for the maintenance.

In certain instances, the Company sells network processors based systems together with software tools and maintenance and support services. In those cases the Company comply with the requirements set forth in EITF 00-21 “Revenue Arrangements with multiple Deliverables”, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

	r.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003 amounted to $120, $142 and $169, respectively.

	s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

The Company’s cash and cash equivalents are mainly invested in major banks in Israel and the United States. Such deposits in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from sales to customers located mainly in North America, the Far East and Israel. The Company performs ongoing credit evaluations of its customers, and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The Company’s marketable securities include investments in U.S. corporations and government debts securities. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company and its subsidiaries have no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

The fair value of marketable securities is based on quoted market prices. If the market value is lower than the amortized cost for an other-than-temporary period, then the marketable securities are amortized to their market value. As for the fair value of the marketable securities see Note 4.

	u.	Impact of recently issued accounting standards:

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

On December16, 2004, the FASB issued FASB Statement No. 123R (revised 2004), “Share Based Payment” (“SFAS 123R”), which is revision of FASB Statement No. 123, “Accounting for Stock Based Compensation”. SFAS 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flow”. Generally, the approach in SFAS 123R is similar to the approach described in Statement 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value.

Pro forma disclosure is no longer an alternative. The Company expects to adopt statement 123R on the first interm period beginning after January 1, 2006.

SFAS 123R permits public companies to adopt its requirement using one of the two methods:

1.

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested in the effective date.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Impact of recently issued accounting standards (cont.):

2.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures for all prior periods presented.

The Company plans to adopt SFAS 123R using the modified prospective method. As permitted by SFAS 123, the Company currently accounts for share based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact in our result of operations. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that Standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and net loss per share in note 2 (o).

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share Based Payment” (“SAB 107”). SAB 107 provides the SEC’s staff position regarding the application of FAS 123(R) and contains interpretive guidance relating to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions.

NOTE 3: –	INVESTMENT IN EZCHIP

a.

During March 2003, EZchip signed an investment agreement (“Investment Agreement”) upon which EZchip was expected to raise up to $21,500 in return for the issuance of up to 26,345,092 Redeemable Preferred C shares at a price per share of $0.8161. The funding consisted of an initial equity investment of $13,500. In addition EZchip shall be entitled according to the Investment Agreement to raise an aggregate additional amount of up to $8 million within 24 month of the initial investment of $13,500.

In March 2003, EZchip issued to the Company and to third parties 16,542,267 Series C Redeemable Preferred shares, in consideration of $13,500 (“First investment”). The net amount of $10,928, which was invested by third parties, was recorded as Redeemable Preferred shares in EZchip.

During March 2004, in the framework of the Investment Agreement dated March 2003. EZchip issued 9,802,825 Series C Redeemable Preferred Shares to the Company and to third parties (“Second Investment”). Out of the total consideration of $8,000 that was invested in EZchip in March 2004, third parties invested a net amount of $2,563. This amount was recorded as Redeemable Preferred shares in EZchip.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 3: –	INVESTMENT IN EZCHIP (CONT.)

In July 2005, EZchip issued additional 12,253,531 Series C Redeemable Preferred Shares to the Company and to third parties (“Third Investment”). Out of the total consideration of $10,000 that was invested in EZchip in this financing round, third parties invested a net amount of $3,028. This amount was recorded as Redeemable Preferred shares in EZchip.

Shareholders of series C Redeemable Preferred may request redemption of the shares after four years. The shares will be redeemed at a price per share equal to the greater of (a) the original Series C per share issued price plus an amount equal to any accrued and unpaid dividends thereon plus 6% coupon interest compounded annually or (b) the fair market value of such shares. Since the shareholders may request redemption after four years, the net amount that was invested by third parties was recorded as Redeemable Preferred shares in EZchip as a mezzanine account (between liabilities and shaholder’s equity).

b.

In May 2003, the Company executed an agreement with the four largest minority shareholders of EZchip (The “Major Shareholders”), upon which the Company offered to the Major Shareholders the right to exchange all their shares in EZchip for Ordinary shares of LanOptics. The exchange right is contingent upon the following conditions:

At least two of the Major Shareholders must elect to exchange their EZchips’s preferred shares for the Company’s ordinary shares in accordance with the agreed terms.

1.

If at least two of the four Major Shareholders elect to exchange their preferred shares to the Company’s ordinary shares, than all of the holders of the EZchip’s preferred shares will be offered to participate in exchange at the same terms.

2.

If at least three out of the four Major Shareholders in EZchip elect to exchange their preferred shares to the Company’s ordinary shares than the fourth Major Shareholder will be compelled to participate in the exchange transaction.

3.

Under the agreement, the exchange ratio will be calculated according to a formula determined between the Company and the Major Shareholders in good faith taking into consideration the business situation applicable at the time of exchange with no differences between the series of EZchip shares.

The exchange right is valid by the Major Shareholder until the earlier of the (1) Initial Public Offering (“IPO”) of EZchip ‘s securities (2) sale of substantially all of EZchip assets or securities. To date none of the Major Shareholder have exercised its right.

c.

On June 23, 2005, the Company acquired 2,378,924 ordinary shares, 831,667 Preferred A shares, 110,619 Preferred B shares and 245,070 Preferred C shares of EZchip, in consideration of the issuance of 1,006,486 Ordinary shares of the Company. The total fair value of the Ordinary shares issued for the acquisition was $7,967. The acquisition was accounted for according to the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 3: –	INVESTMENT IN EZCHIP (CONT.)

The purchase price allocation is as follows:

Purchase price allocation

EZchip’s Preferred A,B,C and Ordinary Shares acquired	$1,142
Intangible assets acquired:
In-process research and development (1)	1,475
Developed technology (2)	517
Goodwill (3)	4,833

Total consideration	$7,967

	(1)	the Company recorded a charge of $1,475 related to in process research and development for projects which have not yet reached technological feasibility and which have no alternative future use.

	(2)	The developed technology is amortized using the straight-line method over the useful life of the technology, which is five years. (See Note 9).

(3)

Goodwill in the amount of $4,833 represents the access of the purchase price over the fair value of the assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually.

NOTE 4: –	MARKETABLE SECURITIES

As of December 31, 2005 and 2004 all of the Company’s securities were classified as available-for-sale.

	December 31, 2005			December 31, 2004

	Amortized cost	Gross unrealized losses	Market value	Amortized cost	Gross unrealized losses	Market value

Available-for-sale:

Corporate debts	1,951	(24)	1,927	$5,745	$(39)	$5,706
US government debts	3,522	(12)	3,510	6,454	(45)	6409

Total	5,473	(36)	5,437	$12,199	$(84)	$12,115

	2005

	Amortized Cost	Market value

Available-for-sale:
Matures in one year	$5,473	$5,437

For the years ended December 31, 2005, 2004 and 2003, the unrealized gain (losses) amounted to $48, $(100) and $(5), respectively.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 4: –	MARKETABLE SECURITIES (CONT.)

For the year ended December 31, 2005, unrealized losses in the Company’s investments in U.S. government institutions and corporate bonds are mainly attributed to increase in market interest rate increases. As the Company has the ability to hold these investments until maturity, it is expected that these securities would not be settled at a price less than the amortized cost of the Company’s investment. Therefore, the bonds were not considered to be other than temporarily impaired at December 31, 2005.

NOTE 5: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2005	2004

Government authorities	$64	$149
Prepaid expenses	204	503
Others	32	51

Total	$300	$703

NOTE 6: –	INVENTORIES

	December 31,

	2005	2004

Raw materials	$202	$173
Work in progress	69	166
Finished products	1,827	940

Total	$2,098	$1,279

NOTE 7: –	PREPAID DEVELOPMENT AND PRODUCTION COSTS, NET

During 2000, the Company recorded prepaid development and production costs in the amount of $2,134 pursuant to an agreement signed between EZchip and IBM. According to the agreement, EZchip issued to IBM fully vested non-forfeitable Ordinary shares and is also obligated to future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, which consists of the following:

	(a)	Development - Access to unique semiconductor communications cores and technologies, and

	(b)	Production - IBM agreed to develop specialized high-performance embedded DRAM cores,

which meet the requirements of EZchip’s 10-Gigabit wire-speed processing. The fair value of these services was measured in accordance with EITF 96-18 “Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) and recorded as an asset in accordance with EITF 00-18 “ Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees” (“EITF 00-18”).

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 7: –	PREPAID DEVELOPMENT AND PRODUCTION COSTS, NET (CONT.)

The Ordinary shares that were issued were valued in accordance with EZchip’s fair value at the date of this agreement based on a valuation performed by the Company’s CFO. In addition, the Company performed a valuation of the development services, based on estimations performed by the Company’s CEO of the scope of the anticipated efforts involved, using his best judgment and experience, as well as his acquaintance with the market price for similar development services. As support for the CEO’s estimation, the Company also reviewed negotiations for comparable transactions, which indicated similar prices for IBM’s development services. The remainder of the value of the shares issued to IBM was allocated to production services. Accordingly, prepaid costs totaling $2,134, were allocated between prepaid development services of $1,500, and prepaid production services of $634. Development costs are amortized upon achievement of milestones determined in the agreement. As of December 31, 2003 the development costs were fully amortized.

Production costs are included in cost of sales based on quantities produced. The production costs are amortized according to the ratio of units produced and the estimated units to be manufactured.

For the years ended December 31, 2005, 2004 and 2003, amortization expenses related to the development costs amounted to $0, $0 and $122, respectively and the amortization expenses related to the production cost amounted to $95, $47 and $12, respectively.

NOTE 8: –	PROPERTY AND EQUIPMENT, NET

	December 31,

	2005	2004

Cost:

Office furniture and equipment	$10	$6
Computers, software and electronic equipment	3,394	2,981
Motor vehicles	-	41
Leasehold improvements	56	52

Total cost	3,460	3,080

Accumulated depreciation:

Office furniture and equipment	2	1
Computers, software and electronic equipment	3,079	2,649
Motor vehicles	-	26
Leasehold improvements	28	20

Total accumulated depreciation	3,109	2,696

Depreciated cost	$351	$384

Depreciation expenses for the years ended December 31, 2005, 2004 and 2003, amounted to $239, $376 and $545, respectively.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9: –	DEVELOPED TECHNOLOGY, NET

	December 31,

	2005	2004

Cost:
Developed technology	$1,720	$1,203

Accumulated amortization	(859)	(569)

Amortized cost	$861	$634

Amortization expenses for the years ended December 31, 2005, 2004 and 2003, amounted to $291, $241 and $239, respectively.

Following is the estimated amortization expenses in respect of identifiable intangible assets:

Year ended December 31,

2006	$344
2007	$256
2008	$103
2009	$103
2010	$55

NOTE 10: –	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2005	2004

Employees and payroll accruals	$1,225	$1,308
Accrued expenses	585	915
Deferred revenues	106	255

	$1,916	$2,478

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

		1.	The Company and its subsidiaries lease their facilities under operating lease agreements, which will expire in 2007. The minimum lease payments under non-cancelable operating leases are as follows:

Year ended December 31,

2006	$339
2007	28

$367

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Lease commitments (cont.):

In case the Company will decide to terminate the operating lease agreement earlier, the Company will pay compensation in an amount of $20. EZchip leases two offices in the U.S. under lease agreement, which it renews every six months for a monthly payment of $7.

Total rent expenses for the Company and for it’s subsidiaries, for the years ended December 31, 2005, 2004 and 2003, amounted to $368, $363 and $370, respectively.

	2.	The Company and EZchip lease motor vehicles under operating lease agreements, which will expire in 2008. The minimum lease payments under non-cancelable operating leases are as follows:

Year ended December 31,

2006	$443
2007	198
2008	49

$690

Lease motor vehicles expenses for the years ended December 31, 2005, 2004 and 2003, amounted to $ 605, $ 572 and $ 443, respectively.

NOTE 12: –	SHAREHOLDERS’ DEFICIENCY

a.	Company’s shares:

1.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.

On November 24, 2004, the Company signed an Investment Agreement (“Investment Agreement”) with investors pursuant to which the Company issued 1,368,000 Ordinary shares for a net total consideration of $13,471. In addition, the investors were granted warrants to purchase 478,800 Ordinary shares at an exercise price of $15.5 per share with an exercise period of five years. According to the Investment Agreement the Company was required to effect a registration statement permitting the resale of the shares underlying the Investment Agreement and to keep such registration effective until 2009. Any delay in registration and/or effectiveness will result in liquidated damages (and not penalty, as stated in the Agreement), to be paid in cash to the investors. The Company classified the warrants as equity according to EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and potentially settled in a Company’s own stock” (“EITF 00-19”). In December 2004, the Company filed a Form F-3 registration statement registering the underlying shares, including the underlying shares related to the warrants, which was declared effective within the time period required in the Investment Agreement.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12: –	SHAREHOLDERS’ DEFICIENCY (CONT.)

a.	Company’s shares (cont.):

In December 2003, the Company issued 750,000 Ordinary shares for a net total consideration of $5,641. In addition, the Company granted the investor warrants to purchase up to 187,500 Ordinary shares at an exercise price of $11.39 per Ordinary share. The warrants are exercisable until December 2008. In January 2004, the Company filed a Form F-3 registration statement registering the underlying shares, including the underlying shares related to the warrants, which was declared effective within the time period. Under the agreement the Company is required to keep such registration effective until 2008.

b.	EZchip’s shares:

The rights, preferences and restrictions of the shares of EZchip are as follows:

	1.	The Preferred shares confer on their holders all of the rights conferred by the Ordinary shares.

	2.	Voting rights:

Every holder of Preferred shares shall have one vote for each Ordinary share into which the Preferred shares held by him could be converted.

	3.	Conversion:

Each Preferred share shall be convertible at the option of the holder into EZchip’s Ordinary shares on a 1:1 basis subject to adjustment.

          The Preferred shares shall automatically be converted into EZchip Ordinary shares on a 1:1 basis, subject to adjustment upon a qualified IPO or by decision of the holders of a majority of the outstanding Preferred shares at any time.

	4.	Dividend preference:

          Each holder of Preferred shares shall be entitled to receive, when and if declared, non-cumulative dividends at the rate of 6% per annum from the original purchase price, prior and in preference to any declaration or payment of any dividend to the holders of Ordinary shares.

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

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12: –	SHAREHOLDERS’ DEFICIENCY (CONT.)

6.	Liquidation preference:

The liquidation preference of the preferred shares include the following:

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

7.	Redemption:

At the request of the majority holders of Series C Preferred shares after four years from the issuance date, EZchip will be required to redeem the Series C Preferred shares at a price per share equal to the greater of (a) the original Series C per share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% coupon interest compounded annually or (b) the fair market value of such shares. EZchip will be required to redeem Preferred C Shares subject to approval of a majority of Series C Preferred shareholders.

8.	Required consent:

EZchip’s articles of incorporation require approval by a simple majority of its board of directors or shareholders actions in the ordinary course of business.

The consent of holders of a majority of Series C Preferred shares shall be required to:

	-	Change the rights and terms of the Series C Preferred shares;

	-	Issue any security either senior to or on a parity with the Series C Preferred shares;

	-	Sell or merge EZchip (or any other corporate reorganization) or sell or exclusively license a substantial portion of its assets;

	-	Pay any dividend to or redeem any existing Preferred shares or Ordinary shares;

	-	Change EZchip’s by-laws or articles of incorporation.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12: –	SHAREHOLDERS’ DEFICIENCY (CONT.)

c.	Stock option plans:

Since 1993, LanOptics has granted options to purchase ordinary shares to key employees, directors and shareholders pursuant to the LanOptics 1992 Stock Option Plan as an incentive to attract and retain qualified personnel. Under the terms of these grants, options, generally, become exercisable ratably over a four-year period commencing with the date of grant. The options generally expire no later than six years from the date of the grant, and are non-transferable, except under the laws of succession. LanOptics’ 1992 Israeli Stock Option Plan expired in November 2002. There were approximately 140,000 options for ordinary shares that remained unissued upon the expiration of the 1992 Plan.

On October 2003 the Company adopted the 2003 Israeli Share Option Plan (the “2003 Israel Plan”), under which a total of 90,000 ordinary shares of the Company were reserved and authorized for the purpose of the option plan. Options under the 2003 Israel Plan are issued to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. The 2003 Israel Plan provides for the options granted to have a maximum exercise period of ten years from the date of grant. Options granted under the 2003 Israel Plan are generally exercisable over four years. Options that are not exercised will become available for further grant by the Board under the 2003 Israel Plan.

Transactions related to the grant of options to employees under the above plans during the years ended December 31, 2005, 2004 and 2003, were as follows:

	Year ended December 31,

	2005		2004		2003

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	306,239	$4.99	313,989	$5.00	258,739	$4.01

Granted	-	$-	-	$-	90,250	$6.93
Exercised	(1,000)	$2.50	(7,750)	$5.21	(35,000)	$2.68
Forfeited			-	$-	-	$-

Outstanding at end of year	305,239	$5.00	306,239	$4.99	313,989	$5.00

Exercisable options at end of year	295,239	$4.77	266,239	$5.74	238,989	$4.45

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12: –	SHAREHOLDERS’ DEFICIENCY (CONT.)

The options outstanding as of December 31, 2005, have been separated by exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life	Options exercisable as of December 31, 2005

		Years

$ 2.5	4,250	1.32	4,250
$ 4.15	16,250	0.87	16,250
$ 4.234	194,739	4.00	194,739
$ 6.93	90,000	7.84	80,000

	305,239	4.93	295,239

Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to the market price of the shares at date of grant are as follows:

	Year ended December 31,

	2005	2004	2003

Weighted average exercise price	$-	$-	$6.93

Weighted average fair value on date of grant	$-	$-	$3.43

Stock options of EZchip:

Since 2000, EZchip has granted options to purchase its ordinary shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the “2000 Section 102 Share Option Plan”, the “2003 Section 102 Share Option Plan” and the “2001 U.S. Stock Option Plan”), as an incentive to attract and retain qualified personnel. Under these plans a total of 11,500,000 ordinary shares of EZchip are reserved and authorized for issuance. Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant. The options generally expire 7 to 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

During 2005, 2004 and 2003, EZchip decided to extend the exercise period for certain grants. The extension was accounted for in accordance with FIN 44, by applying a new measurement date, which resulted in additional compensation expenses for the years ended December 31, 2005, 2004 and 2003 amounted to $ 43, $ 172 and $ 38, respectively.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12: –	SHAREHOLDERS’ DEFICIENCY (CONT.)

The following table is a summary of activity (except options to consultants) for EZchip’s stock option plans:

	Year ended December 31,

	2005		2004		2003

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	10,655,411	$0.67	8,180,474	$0.71	5,475,024	$0.66

Granted	231,500	$0.79	2,522,625	$0.80	2,810,732	$0.82
Exercised	(278,750)	$0.72	-		(26,250)	$1.00
Forfeited	(400,094)	$0.81	(47,688)	$0.81	(79,032)	$0.94

Outstanding at end of year	10,208,067	$0.67	10,655,411	$0.73	8,180,474	$0.71

Exercisable options at end of year	8,128,806	$0.71	6,516,475	$0.67	4,653,275	$0.60

The options outstanding as of December 31, 2005, have been separated into exercise prices as follows:

Exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life	Options exercisable as of December 31, 2005

		Years

$0.4	2,930,938	1.34	2,930,938
$0.72	156,344	1.51	156,344
$0.78	103,500	9.84	-
$0.80	2,336,750	8.66	1,144,922
$0.82	2,582,012	6.68	1,826,892
$1.00	2,098,523	3.47	2,069,710

	10,208,067	4.89	8,128,806

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12: –	SHAREHOLDERS’ DEFICIENCY (CONT.)

Weighted average fair values and weighted average exercise prices of options whose exercise price approximate the market price of the shares at date of grant are as follows:

	Year ended December 31,

	2005	2004	2003

Weighted average exercise price	$0.79	$0.80	$0.82
Weighted average fair value on date of grant	$0.44	$0.34	$0.35

EZchip’s outstanding options to consultants as of December 31, 2005, are as follows:

Issuance date	Number of options grants	Exercise price per share	Options exercisable	Exercisable through

May 2000	15,000	$ 0.72	15,000	May 2007

NOTE 13: –	TAXES ON INCOME

a.	Reduction in Israeli tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “Approved Enterprise”, as described above) was 36%. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel’s Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel’s CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

In 2000, EZchip LTD was granted the “Approved Enterprise” status under the Law.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 13: –	TAXES ON INCOME (CONT.)

According to the provisions of the Law, the Company has chosen to enjoy the “Alternative Benefits” track and, accordingly, its income from the “Approved Enterprise” is tax-exempt for a period of ten years, commencing in the first year the Company has taxable income. Due to the reported losses, the benefit period has not commenced. The period of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years, from the approval date. Given the aforementioned conditions, the period of tax benefits will terminate 2013. The entitlement to the above benefits is conditional upon EZchip fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and EZchip may be required to refund the amount of the benefits, in whole or in part including interest.

As of December 31, 2005, management believes that EZchip is meeting all of the aforementioned conditions.

In the event of a distribution of cash dividends from income that is tax-exempt as mentioned above, EZchip would have to pay income tax equal to 10% to 25% of the amount distributed.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting EZchip to taxes only upon the complete liquidation of EZchip. EZchip currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provision of the new law.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 13: –	TAXES ON INCOME (CONT.)

	d.	Net operating losses carryforward:

As of December 31, 2005, the Company and EZchip Ltd. has a tax loss carryforwards amounted to approximately $60,641. These net operating losses may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax-exempt.

The carryforward tax losses through December 31, 2005, of EZchip’s subsidiary in the U.S amounted to approximately $4,229. These losses may be offset against any future U.S. taxable income of the U.S. subsidiary for periods of up to 20 years. In light of the U.S. subsidiary recent history of operating losses, the Company has recorded a valuation allowance for all its deferred tax assets.

Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

	e.	Loss before taxes is comprised as follows:

	Year ended December 31,

	2005	2004	2003

Domestic (Israel)	$9,452	$8,150	$9,121
Foreign	895	1,004	1,283

	$10,347	$9,154	$10,404

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company and its subsidiaries’ deferred tax assets are comprised of operating loss carryforwards and other temporary differences. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,

	2005	2004

Reserves and allowances	$23	$26
Loss carryforward	1480	1,167

Deferred tax assets before valuation allowance	1,503	1,234
Less - valuation allowance	(1,503)	(1,234)

Net deferred tax assets	$-	$-

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 13: –	TAXES ON INCOME (CONT.)

	f.	Deferred taxes (cont.):

The Company’s U.S. subsidiary has provided valuation allowances in respect of deferred tax assets resulting from operating loss carryforward and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

	g.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward among the Company and various subsidiaries due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

NOTE 14: –	SEGMENTS AND GEOGRAPHIC INFORMATION

	a.	Segment information:

The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company’s business.

b.

Total revenues are attributed to geographic areas based on location of end customers. The following presents total revenues for the years ended December 31, 2005, 2004 and 2003 and long-lived assets as of December 31, 2005, 2004 and 2003:

	2005		2004		2003

	Total revenues	Long-lived assets	Total revenues	Long-lived Assets	Total revenues	Long-lived assets

Israel	$2,414	$6,425	$1,503	$1,491	$271	$1,955
Far East	1,843	-	1,065	-	993	-
North America	1,390	1	2,157	3	434	4
Others	201	-	21	-	58	-

	$5,848	$6,426	$4,746	$1,494	$1,756	$1,959

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,

	2005	2004	2003

Customer A	28%	41%	-
Customer B	-	-	13%
Customer C	-	-	22%
Customer D	8%	11%	-
Customer E	10%	-	-

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTE 15: –	FINANCIAL AND OTHER EXPENSES, NET

	Year ended December 31,

	2005	2004	2003

Income:
Interest income	$578	$270	$207
Foreign currency translation adjustments	26	-	3
Other income	12	1	-

Total income	616	271	210

Expenses:
Interest and bank charges	(37)	(36)	(8)
Foreign currency translation adjustments	-	(25)	-
Amortization of discount on long-term loan	-	(88)	(59)
Interest on a long-term loan	-	(56)	(54)
Interest on Redeemable Preferred shares in EZchip	(891)	(804)	(504)
Other expenses	-	-	(3)

Total expenses	(928)	(1,009)	(628)

Net financial and other expenses	$(312)	$(738)	$(418)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LANOPTICS LTD.

By:

/s/ Meir D. Burstin

Dr. Meir D. Burstin
Chairman of the Board of Directors

Dated: March 30, 2006