Form 20-F/A
period 2005-12-31
LANOPTICS LTD
filed 2006-06-22
CIK 892534

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Large Accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

This Form 20-F/A is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-112136, 333-121611 and 333-126416 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A for the year ended December 31, 2005 hereby amends Item 15 – Controls and Procedures and Item 18. – Financial Statements of LanOptics Ltd. which was originally filed on March 30, 2006.

This Amendment reflects revised disclosure in Item15 and additional disclosure in Footnotes 2k, 2p, 3a and 12g to the audited financials statements of LanOptics Ltd. for the year ended December 31, 2005. This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 as originally filed and all such other information in the original filing, which remains unchanged.

This Amendment does not reflect events occurring after the filing of the original Annual Report on Form 20-F for the year ended December 31, 2005 and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment to the Annual Report on Form 20-F for the year ended December 31, 2005 continues to speak as of March 30, 2006.

For the convenience of the reader, the document has been refiled in its entirety.

i

ii

iii

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

           There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

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

Tel-Aviv, Israel	/s/ Kost Forer Gabbay and Kasierer KOST FORER GABBAY & KASIERER
March 30, 2006	A Member of Ernst & Young Global

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

Changes in fair value of these warrants are charged to the statements of operations in each reporting period. The fair value of the warrants was determined using the “Black – Scholes” option pricing model, with the following assumptions as of December 31, 2005: risk free interest rate of 3.72%, dividend yield of 0%, expected life of 5.75 years and expected volatility of 80%. The computation of expected volatility is based on realized historical stock price volatility of peer companies. As of December 31, 2005 the Company recorded expenses related to the change in fair value of these warrants in the amount of $ 9.

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

The Company and Ezchip have elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized over the vesting period.

The Company and Ezchip apply SFAS No. 123, “Accounting for Stock-Based Compensation”(“SFAS 123”) and EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees.

SFAS No.123 requires use of an option valuation model to measure the fair value of the options on the date of grant. Under SFAS No. 123, pro forma information regarding net income (loss) and net earnings (loss) per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for options granted by Lanoptics was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions for 2003: risk-free interest rates of 2.98% dividend yields of 0%; expected life for an option of four years and excepted volatility of 83.6%. No options were granted by LanOptics during 2004 and 2005.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Accounting for stock based compensation (cont.):

The fair value for options granted by EZchip in 2003, 2004 and 2005 are amortized over their vesting period and were estimated at the date of grant using the Black-Scholes pricing model, with the following assumptions:

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

The Company believes that the total of the original Series C issuance price, accrued and unpaid dividends and 6% coupon interest exceeds the fair value of the Series C Redeemable Preferred Shares. The fair value of those shares was based on a market participant approach that considers actual transactions entered into on an arms’-length basis between willing parties. In the absence of such transactions in future reporting periods the Company will engage an independent valuation firm to asses the fair value of such shares.

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

The Company believes that the fair value of the EZchip ordinary shares approximates the fair value of the Series C Redeemable Preferred Shares since the deemed fair value of EZchip’s ordinary shares is based on EZchip’s corporate value, which is evidenced by the EZchip historical Preferred Share investment rounds. Although the Preferred Shares have certain preferential rights over the ordinary shares, the Company believes the value of such additional rights is relatively minor. This conclusion was supported by an analysis preformed by an independent valuation firm. The computation of expected volatility of EZchip’s ordinary shares is based on realized historical stock price volatility of peer companies.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

LANOPTICS LTD.

By: /s/ Meir D. Burstin

Dr. Meir D. Burstin
Chairman of the Board of Directors

Dated: June 21, 2006