Form 20-F
period 2006-12-31
LANOPTICS LTD
filed 2007-03-30
CIK 892534

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO
     __________

                                       OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

       Date of event requiring this shell company report.................

                         COMMISSION FILE NUMBER 0-20860

                                 LANOPTICS LTD.
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's name into English)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                                1 HATAMAR STREET
                                   PO BOX 527
                              YOKNEAM 20692, ISRAEL
                     (Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

        Title of each class            Name of each exchange on which registered
ORDINARY SHARES, NIS 0.02 PAR VALUE               NASDAQ CAPITAL MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to section 15(d) of the act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

            15,669,593 ORDINARY SHARES, PAR VALUE NIS 0.02 PER SHARE
                            (AS OF DECEMBER 31, 2006)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

                               Yes [_]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

                               Yes [_]     No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer [_]   Accelerated filer  [X]   Non-accelerated filer [_]

Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [_]     Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

                               Yes [_]     No [X]

This annual report on Form 20-F is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-112136, 333-121611, 333-126416 and 333-139707 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.

                                TABLE OF CONTENTS

Part I                                                                       2

   Item 1.    Identity of Directors, Senior Management and Advisers          2
   Item 2.    Offer Statistics and Expected Timetable                        2
   Item 3.    Key Information                                                2
              A. Selected Consolidated Financial Data                        2
              B. Capitalization and Indebtedness                             3
              C. Reasons for the Offer and Use of Proceeds                   3
              D. Risk Factors                                                3
   Item 4.    Information on the Company                                    10
              A. History and Development of the Company                     10
              B. Business Overview                                          11
              C. Organizational Structure                                   19
              D. Property, Plants and Equipment                             19
   Item 4A.   Unresolved Staff Comments                                     19
   Item 5.    Operating and Financial Review and Prospects                  19
              A. Operating Results                                          19
              B. Liquidity and Capital Resources                            27
              C. Research and Development, Patents and Licenses             28
              D. Trend Information                                          29
              E. Off-Balance Sheet Arrangements                             29
              F. Tabular Disclosure of Contractual Obligations              29
   Item 6.    Directors, Senior Management and Employees                    30
              A. Directors and Senior Management                            30
              B. Compensation of Directors and Officers                     31
              C. Board Practices                                            32
              D. Employees                                                  37
              E. Share Ownership                                            38
   Item 7.    Major Shareholders and Related Party Transactions             39
              A. Major Shareholders                                         39
              B. Related Party Transaction                                  40
              C. Interests of Experts and Counsel                           41
   Item 8.    Financial Information                                         41
              A. Consolidated Statements and Other Financial Information    41
              B. Significant Changes                                        41
   Item 9.    The Offer and Listing                                         42
              A. Offer and Listing Details                                  42
              B. Plan of Distribution                                       43
              C. Markets                                                    43
              D. Selling Shareholders                                       43
              E. Dilution                                                   43
              F. Expense of the Issue                                       43
   Item 10.   Additional Information                                        43
              A. Share Capital                                              43
              B. Memorandum and Articles of Association                     43
              C. Material Contracts                                         45
              D. Exchange Controls                                          45
              E. Taxation                                                   46
              F. Dividend and Paying Agents                                 52
              G. Statement by Experts                                       52
              H. Documents on Display                                       52
              I. Subsidiary Information                                     52
   Item 11.   Quantitative and Qualitative Disclosures About Market Risk    52
   Item 12.   Description of Securities Other Than Equity Securities        53

Part II                                                                     53
   Item 13.   Defaults, Dividend Arrearages and Delinquencies               53
   Item 14.   Material Modifications to the Rights of Security Holders
              and Use of Proceeds                                           53
   Item 15.   Controls and Procedures                                       53
   Item 15T   Controls and Procedures                                       53
   Item 16.   [Reserved]                                                    54
   Item 16A.  Audit Committee Financial Expert                              54
   Item 16B.  Code of Ethics                                                54
   Item 16C.  Principal Accountant Fees and Services                        54
   Item 16D.  Exemptions from the Listing Requirements and Standards
              for Audit Committee                                           55
   Item 16E.  Purchases of Equity Securities by the Issuer and
              Affiliated Purchasers                                         55

Part III                                                                    56
   Item 17.   Financial Statements                                          56
   Item 18.   Financial Statements                                          56
   Item 19.   Exhibits                                                      56

Signatures                                                                  57

                                  INTRODUCTION

     LanOptics Ltd. was incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications to improve the connectivity and performance of corporate Local Area Networks and Wide Area Networks. Our business now consists of the development and marketing of high performance network processors through our independent business unit, EZchip Technologies Ltd., or EZchip, an Israeli company in which we currently have a 77.8% ownership interest. As used in this Annual Report, the terms "we," "us," "our" and "our company" mean LanOptics and its EZchip subsidiary taken together, unless otherwise expressly stated. Our ordinary shares are traded on the NASDAQ Capital Market and on the Tel-Aviv Stock Exchange under the symbol LNOP.

     Our consolidated financial statements appearing in this Annual Report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Commencing January 1, 2004, we adopted U.S. GAAP for the preparation of our consolidated financial statements. For periods prior to January 1, 2004, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, and included a note describing the major differences between Israeli GAAP and U.S. GAAP, as applicable to our company. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP.

     All references in this Annual Report to "dollars" or "$" are to U.S. dollars and all references in this Annual Report to "NIS" are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar on December 31, 2006 as published by the Bank of Israel was NIS 4.225 per $1.00.

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

     This Annual Report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D "Key Information -Risk Factors."

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data of our company have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes. The selected financial data set forth in the table below have been derived from our audited historical financial statements for the years 2002 to 2006. T e selected income data for the years 2004, 2005 and 2006, and the selected balance sheet data at December 31, 2005 and 2006, have been derived from our audited consolidated financial statements set forth in "Item 18 - Financial Statements." The selected income data for the years 2002 and 2003, and the selected balance sheet data at December 31, 2002, 2003 and 2004, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects," and the Consolidated Financial Statements included elsewhere in this Annual Report.

                                                                       YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------------------
                                                     2002          2003          2004          2005         2006(1)
                                                  ----------    ----------    ----------    ----------    ----------
                                                            (in thousands, except share and per share data)
STATEMENT OF OPERATIONS DATA:
Revenues                                          $      465    $    1,756    $    4,746    $    5,848    $    8,469
Operating loss                                       (14,992)       (9,986)       (8,416)      (10,126)      (10,285)
Net loss                                             (14,303)      (10,404)       (9,154)      (10,347)      (12,317)
Per share data:
Net loss per share (basic and diluted)                 (1.85)        (1.23)        (0.98)        (0.93)        (1.05)
Weighted average number of ordinary shares used
     in computing net loss per share               7,744,593     8,484,120     9,365,181    11,156,250    11,745,171

BALANCE SHEET DATA:
Working capital                                   $    9,149    $   17,990    $   25,048    $   20,627    $   19,427
Total assets                                          15,515        23,965        31,365        30,871        66,293
Long-term liabilities                                  1,196         2,919         1,985         2,243         5,801
Preferred shares of a subsidiary                      20,991        32,423        35,790        38,567        23,770
Shareholders' equity (deficiency)                 $   (9,688)   $  (14,320)   $   (9,891)   $  (12,193)   $   32,056


(1) Includes pre-tax expense relating to stock-based compensation in the amount of $0.6 million.

EXCHANGE RATE INFORMATION

     The following tables sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in New Israeli Shekels per dollar.

                                                                                  At Period
Period                                         Average      High         Low         End
------                                         ------      ------       -----       -----
Twelve months ended December 31, 2002           4.7378      4.994       4.416       4.737
Twelve months ended December 31, 2003           4.5483      4.924       4.283       4.379
Twelve months ended December 31, 2004           4.4823      4.634       4.308       4.308
Twelve months ended December 31, 2005           4.4878      4.741       4.299       4.603
Twelve months ended December 31, 2006           4.4565      4.725       4.176       4.225

Period                                    High         Low
------                                    -----       -----

October 2006                              4.294       4.238
November 2006                             4.331       4.247
December 2006                             4.234       4.176
January 2007                              4.260       4.187
February 2007                             4.254       4.183
March 2007 (through March 27, 2007)       4.222       4.181

     At March 27, 2007 the representative rate of exchange was NIS 4.181= $1.00, as published by the Bank of Israel.

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

RISKS RELATING TO OUR BUSINESS

WE HAVE HAD A LIMITED OPERATING HISTORY IN THE NETWORK PROCESSOR INDUSTRY AND OUR FUTURE FINANCIAL RESULTS ARE DIFFICULT TO PREDICT.

     Our future success will be subject to the risks we will encounter in the network processor industry. We have a limited operating history in the industry, with our first product sales in the second quarter of 2002 and total network product sales through December 31, 2006 of approximately $21.3 million. We have also incurred operating losses in each of the five last fiscal years. Our limited operating history makes it difficult to evaluate the prospects of our business. Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control. Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are unproven. As an early stage company in the developing network processor industry, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

     o    expand and enhance our product offerings;

     o    increase our revenues;

     o    diversify our sources of revenue;

     o    respond to technological changes; and

     o    respond to competitive market conditions.

     If we fail to address these risks and uncertainties, our results of operations will be adversely affected.

WE ARE DEPENDENT ON THE NETWORKING EQUIPMENT MARKET FOR OUR GROWTH, AND IF IT DOES NOT GROW, THEN WE WILL NOT BE ABLE TO EXPAND OUR BUSINESS.

     The growth of our network processor business depends in part on increased acceptance and use of networking equipment. In particular, we depend on the ability of our target customers to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully. The market for networking equipment depends in part upon the market's acceptance of packet-based converged telecom networks, in particular carrier Ethernet networks, as well as 10 Gigabit Ethernet technologies that enable the forwarding of data at a high speed. Ultimately, the development rate of these technologies may be slower than we anticipate. If the use of networking equipment does not grow as we anticipate, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our network processors are not commercially successful, our growth will be impeded.

MANY OF OUR COMPETITORS AND POTENTIAL COMPETITORS ARE MUCH LARGER THAN US, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY WE COULD LOSE OUR MARKET SHARE AND REVENUES.

     The market for network processors is intensely competitive, rapidly evolving and subject to rapid technological change. We believe that competition in this market will become more intense in the future and may cause price reductions, reduce gross margins and result in loss of market share, any one of which could significantly reduce our future revenue and increase our losses. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and significantly larger customer bases than we do. In addition, we face competition from current and prospective customers who may choose to develop their own network processors.

     Additionally, many of our competitors also have well-established relationships with our prospective customers and suppliers and prospective customers may have competitive reasons to prefer our competitors. As a result of these factors, many of our competitors, either alone or with other companies, have significant influence in our target markets that could outweigh our technological advantage.

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

     We may never generate significant revenues from our newly developed products after incurring significant design and development expenditures. A customer may decide to cancel or change its product plans, which could cause us to generate no revenue from that customer and adversely affect our results of operations. A delay or cancellation of a customer's plans could significantly adversely affect our financial results. Even after winning a design contract, a customer may not begin volume production of our equipment for a period of up to two years, if at all. Due to this lengthy design and development cycle, a significant period may elapse from the time we begin incurring expenses until the time we generate revenue from our products. We have no assurances that our customers will ultimately market and sell their equipment incorporating our network processors, or that such efforts by our customers will be successful.

THE LOSS OF PERSONNEL COULD AFFECT OUR ABILITY TO DESIGN AND MARKET OUR
PRODUCTS.

     To succeed, we must retain and hire technical personnel highly skilled at the design and test functions used to develop high speed networking products and related software. The competition for such employees is intense. We, along with our competitors, customers and other companies in the communications industry, face intense competition for those employees from competitors and from an increasing number of emerging startup companies with potentially lucrative employee ownership arrangements. Recruiting, hiring and retaining key personnel can also result in significant monetary costs.

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

IF THIRD-PARTY MANUFACTURERS AND OTHER SUPPLIERS TERMINATE OUR ARRANGEMENT WITH THEM, OR AMEND THEM IN A MANNER DETRIMENTAL TO US, WE MAY EXPERIENCE DELAYS IN PRODUCTION AND OUR BUSINESS MAYBE ADVERSELY AFFECTED.

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

     Due to business considerations, we have entered into an agreement with a sole supplier for the manufacture of each existing model of our network processors, and we expect to use a sole supplier for our next generation of network processors as well. Our NP-1 and NP-1c network processors are manufactured by IBM. Our NP-2 network processor is manufactured by Taiwan Semiconductor Manufacturing Co., or TSMC, for a third party that coordinates and assumes responsibility for various aspects of the manufacturing process and also arranges for the manufacture. IBM, TSMC or any future sole supplier may reduce or delay shipment if its ability to manufacture network processors is constrained. If a sole supplier of our network processors, a third party that arranges for their manufacture, or any other subcontractor fails to deliver network processors or necessary components or services on time or at all, our business could be severely harmed. In addition, if the current manufacturing arrangement between our third party subcontractor and TSMC is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to make alternative arrangements with substitute suppliers.

     These and other risks associated with our reliance on a third-party manufacturer could materially and adversely affect our business, financial condition and results of operations.

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE. IF INTERNALLY GENERATED FUNDS ARE INSUFFICIENT AND WE ARE UNABLE TO PROCURE FUNDING ON FAVORABLE TERMS, WE WOULD NOT BE ABLE TO DEVELOP AND EXPAND OUR BUSINESS, WHICH COULD NEGATIVELY AFFECT OUR REVENUES.

     We expect that significant funding will be required in order to continue to develop our products and to expand our business. Given the state of development of our products and the present economic environment, we believe that we have sufficient funding resources to finance our operations through the end of 2008. The capital markets have experienced severe downturns over the last couple of years, especially relating to technology companies, and access to capital has at times been both difficult and expensive.

     We have incurred operating losses in each of the five last fiscal years and we may not be able to achieve or sustain profitable operations in the future. If internally generated funds are insufficient and we do not obtain enough funding to support our future development when needed, our business will suffer. Even if we are successful in obtaining funding through the capital markets or otherwise, such funding may not be on terms favorable to us.

RISKS RELATING TO OUR ORDINARY SHARES

YOUR OWNERSHIP INTEREST IN LANOPTICS MAY BE DILUTED AS A RESULT OF ANTICIPATED FURTHER EXCHANGES OF OUR SHARES FOR EZCHIP SHARES OR AS A RESULT OF ADDITIONAL FINANCINGS.

     We currently own approximately 77.8% of EZchip. We wish to continue to exchange our shares from time to time for EZchip shares in order to increase our ownership interest in EZchip. We will attempt to effect all such exchanges at an exchange ratio that reflects the relative values of LanOptics and EZchip. If we are required to issue more LanOptics shares than the number that reflects our value relative to the value of EZchip, the ownership interests of LanOptics existing shareholders will be diluted. In addition, we may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. Any such financing may dilute the relative holdings of current LanOptics shareholders.

THE LIQUIDATION PREFERENCE OF THE PREFERRED SHAREHOLDERS OF EZCHIP MAY LIMIT LANOPTICS' RETURN IN THE EVENT OF A SALE OF EZCHIP.

     We hold both ordinary shares and various classes of preferred shares in EZchip. The other shareholders of EZchip hold only preferred shares, which provide the holders with preferences upon liquidation. If EZchip were to be sold, the transaction would likely be deemed a liquidation event that would entitle the preferred shareholders to their liquidation preference before any distribution to the holders of ordinary shares. This may result in those shareholders receiving a higher percentage in liquidation than their actual ownership percentage. Any voluntary liquidation event would require the approval of our board of directors.

OUR SHARE PRICE HAS BEEN HIGHLY VOLATILE AND MAY CONTINUE TO BE VOLATILE AND DECLINE.

     The trading price of our shares has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management's attention and resources.

FUTURE SALES OF OUR ORDINARY SHARES AND THE FUTURE EXERCISE OF OPTIONS AND WARRANTS, AS WELL AS AN EXCHANGE OF OPTIONS TO PURCHASE EZCHIP'S SHARES FOR OPTIONS TO PURCHASE OUR SHARES, MAY CAUSE THE MARKET PRICE OF OUR ORDINARY SHARES TO DECLINE AND MAY RESULT IN SUBSTANTIAL DILUTION.

     We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public market by our 5% shareholders, or the perception that such sales could occur, or the exchange of our employees' options to purchase EZchip's shares for options to purchase our shares, as previously announced, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate.

WE HAVE NEVER PAID CASH DIVIDENDS AND HAVE NO INTENTION TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

     We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain earnings, if any, for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of the court. You should not rely on an investment in our company if you require dividend income from your investment.

OUR ORDINARY SHARES ARE TRADED ON MORE THAN ONE MARKET AND THIS MAY RESULT IN PRICE VARIATIONS.

     Our ordinary shares are traded primarily on the NASDAQ Capital Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Capital Market, and new Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

WE MAY FAIL TO MAINTAIN EFFECTIVE INTERNAL CONTROLS IN ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002.

     The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with this Annual Report on Form 20-F for the year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

RISKS RELATING TO OUR LOCATION IN ISRAEL

POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY DISRUPT OUR OPERATIONS AND NEGATIVELY AFFECT OUR SALES.

     We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel's northern border with Lebanon and to a lesser extent in the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

     Additionally, some of our key employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our key employees due to military service. Any disruption in our operations would harm our business.

FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THE U.S. DOLLAR AND FOREIGN CURRENCIES MAY AFFECT OUR OPERATING RESULTS.

     A significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in U.S. dollars may increase. NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price.

CHANGES TO TAX LAWS MAY RESULT IN OUR RECEIVING FEWER BENEFITS THAN WE HOPE TO RECEIVE.

     Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. For these programs to be eligible for tax benefits, we must meet certain conditions, relating principally to adherence to the approved programs and to periodic reporting obligations. We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.

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

     As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, we did not generate income under the provision of the new law.

THE GOVERNMENT GRANTS WE HAVE RECEIVED FOR RESEARCH AND DEVELOPMENT EXPENDITURES LIMIT OUR ABILITY TO TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO REFUND GRANTS PREVIOUSLY RECEIVED TOGETHER WITH INTEREST AND PENALTIES, AND MAY BE SUBJECT TO CRIMINAL CHARGES.

     Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law. In recent years, the Government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person who transferred OCS-funded technology may be subject to criminal charges and up to three years in prison.

     Technology developed by OCS funding may not be transferred and any transfer of technology generally requires the approval of an OCS committee. A transfer, for the purpose of OCS rules, means an actual sale of the technology, any exclusive license to develop, market, and manufacture products resulting from the technology or any other transaction which in essence constitutes a transfer of the technology and does not include the worldwide sale of products that are based on technology developed with OCS funding. There is no assurance that we will receive the required approvals should we wish to transfer this technology in the future. These restrictions may impair our ability to sell our technology assets, and the restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US OR OUR OFFICERS AND DIRECTORS, TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL OR SERVE PROCESS ON SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS.

     We are organized under the laws of the State of Israel. Substantially all of our executive officers and directors and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to collect a judgment obtained in the United States against us or any of these persons, or to effect service of process upon these persons in the United States. Furthermore, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel.

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

AS A FOREIGN PRIVATE ISSUER WHOSE SHARES ARE LISTED ON THE NASDAQ CAPITAL MARKET, WE MAY FOLLOW CERTAIN HOME COUNTRY CORPORATE GOVERNANCE PRACTICES INSTEAD OF CERTAIN NASDAQ REQUIREMENTS.

     As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Capital Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders' meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     We were incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate Local Area Networks, or LANs, and Wide Area Networks, or WANs. Our business now consists of the development and marketing of high performance network processors through our independent business unit, EZchip Technologies Ltd., or EZchip, in which we currently have a 77.8% ownership interest. Our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692 Israel, and our telephone number is +972-4-959-6666. Puglisi & Associates, located at 859 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, serves as our agent for service of process.

     Our business initially consisted of developing, marketing and producing LAN equipment, such as hubs and switches, based on the Token Ring protocol. Beginning in 1995, the Ethernet protocol became increasingly dominant in the LAN market. Products based on the Token Ring protocol, which formed the core of our business, suffered from declining market share. In response to the changing market environment, we started to develop Ethernet protocol-based LAN products. In addition, we started new business initiatives in areas different from our core business. One of these businesses, which we incorporated as NetXchange in 1996, operated in the fax over Internet Protocol market. We decided to cease the operations of NetXchange in 1998, after sustaining significant losses. In 1997, we incorporated NetGuard Ltd., which provided Internet security solutions and closed its operations during the first quarter of 2001.

     In mid-1999, we decided to cease the research and development of new switching products for LANs and instead, to focus on our internal application-specific integrated circuit, or ASIC, design team. This team, that had previously developed ASICs for our products, began work on the development of network processors. This new business initiative was incorporated as our EZchip subsidiary in December 1999.

     Through EZchip we develop high-performance network processors for high speed networking equipment. EZchip's technology enables complex packet processing without any noticeable degradation in speed. EZchip's solutions enable networking vendors to build powerful products quickly and cost effectively. EZchip's initial product, the NP-1, a 10-Gigabit, seven-layer network processor, began shipping to customers in April 2002. EZchip's second generation network processor, the NP-1c, an enhancement to our NP-1 product, has been commercially available since December 2003. In July 2006, EZchip started shipping to customers its third generation network processor, the NP-2, which is an enhanced 10-Gigabit network processor offering integrated traffic management. We are continuing to develop high-speed network processors with exceptionally high levels of integration.

B.   BUSINESS OVERVIEW

INDUSTRY BACKGROUND

     In recent years there has been a significant increase in the bandwidth demands on communications networks. These networks have experienced major upsurges in the volume, variety and complexity of communications traffic. The growth in Internet usage is creating strong demand for bandwidth, and an increasing proportion of today's communications traffic consists of digital media. Carrier networks are also undergoing significant changes and are migrating to packet-based networks that deliver voice, video and high-speed Internet access, or "triple-play" services on one converged network. These trends require network equipment to comply with evolving market requirements and be able to provide new services, better Quality of Service, or QoS, and support new protocols and standards. We believe this makes them a target market for programmable network processors, or NPUs.

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

     Carrier network equipment is the primary target for network processors, since the switches and routers that make up these networks are more demanding in features and performance and are less cost sensitive than enterprise networks. The carrier network usually consists of three domains, although in some cases there is an overlap between these domains. The access network aggregates traffic from individual businesses and residences. A metro area network, or MAN, spans a metropolitan area, and interconnects the access networks. Metro Ethernet networks worldwide are growing rapidly to deliver triple-play services on efficient and flexible networks. The switches that build the metro Ethernet networks must meet evolving market requirements to provide new services, to provide better quality of service and to support new protocols, tasks for which programmable network processors are ideally suited. MANs are connected via WANs.

     There are several product categories within the carrier network that represent the target market for network processors. These products can be grouped into several segments:

     o Edge routers and MSSW (Multi Service Switches) are usually used as MAN/WAN edge devices. BRAS (Broadband Remote Access Switches) aggregate traffic from broadband access devices such as DSLAMs (DSL Access Multiplexers) and cable modem termination systems. These products are gradually merging and becoming indistinct.

     o Metro switches and routers that build the MAN. Metro Ethernet switches focus on providing a large number of high-speed Ethernet ports to enable migration from the older SONET to newer Ethernet infrastructure. Some metro switches support EoS (Ethernet over SONET) and ADM (Add Drop Multiplexer) functionality and are sometimes referred to as MSPP and MSTP (Multi Service Provisioning/Transport Platform). Similar to the edge routers, the lines separating between the various types of metro switches are blurring. The focus of new metro switch designs is to enhance support of Ethernet in terms of new protocols, QoS and number of ports per system

     o Access switches consist of IP DSLAMs (DSL Access Multiplexers), CMTS (Cable Modem Termination Systems) and various Ethernet aggregation switches such as EPON (Ethernet Passive Optical Network) and GPON (Gigabit Passive Optical Network). The bandwidth requirements of these systems grow hand-in-hand with end user traffic growth

     As carriers are gradually migrating to Ethernet-based infrastructure the various classes of equipment that make up the carrier network are migrating to Ethernet-centric platforms, commonly referred to as Carrier Ethernet Switches and Routers, or CESR. Vendors of CESR equipment are the main target customers for our network processors.

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

MARKET TRENDS

     Carrier network equipment can be designed to incorporate Application Specific Integrated Circuits, or ASICs, which are non-programmable switching chips, Field Programmable Gate Arrays, or FPGAs, high-speed network processors or a combination of them. The challenge is to provide an integrated solution that is both flexible and cost-effective. Most of the existing solutions are inadequate and fraught with difficulties.

     ASICs are effective from a performance viewpoint, but their drawback is the inability to program them. This makes them too inflexible for today's rapidly changing application environment and they need to be redesigned to deal with changes in applications. Also, ASICs do not provide the flexibility to implement evolving requirements to support new features and network protocols.

     FPGAs are expensive devices and fail to provide the price points that effectively address carrier network price targets.

     High-speed network processors typically strain current silicon technologies to provide maximum programming flexibility and integration while maintaining high throughput.

     Within the market for NPUs, there are three main distinct classes:

          o Access NPUs - typically with up to 1-Gigabit throughput and mostly used in access equipment.

          o Mid-range NPUs - typically with up to 2.5-Gigabit throughput and often used in multi-service equipment, such as asynchronous transfer mode, or ATM, equipment.

          o High-speed NPUs - typically with 10-Gigabit or higher throughput and mostly used in metro switches and edge routers.

     Because of the 10-Gigabit or higher throughput they provide, high-speed NPUs are the most suitable of these three classes for use in edge routers and metro switches. As these products are built in a modular multi-slot chassis and as each chassis typically consists of 8-16 line cards, with each line card consisting of 1-4 NPUs, 8-64 NPUs can be typically used for a fully populated chassis. Of these products, metro switches and specifically Ethernet metro switches are the fastest growing, as carriers worldwide are migrating from older TDM SONET/SDH based networks to packet Ethernet based networks.

     The access switches are mostly served today by access NPUs. However as packet services increase the per-user bandwidth requirements, these switches are gradually migrating to support aggregate throughput of 10-Gigabit and more and consequently, represent another market segment suitable for high-speed NPUs.

OUR SOLUTION

     We design and produce network processors for high-speed networking equipment, integrating several key functions into a single chip. Networking equipment vendors use EZchip's network processors to form the silicon core of next-generation networking equipment, such as switches and routers, for voice, video and data integration in a variety of applications. We are a fabless semiconductor company, which means that we do not have our own semiconductor manufacturing plant but rather utilize outside fabrication facilities.

     Our network processors are single-chip solutions that enable our customers to design high-density, multi-port line cards. They include processing and classification engines, traffic managers (in the case of the NP-2) and media access controllers, or MACs, and as a result, reduce the number of complementary chips required. This high level of integration benefits networking vendors by reducing the system price, complexity and amount of space required on the board.

     Earlier generations of network processor solutions required multiple integrated circuit chips and related hardware and software to perform the requisite designed-in functions, placing limitations both on the amount of data that could be handled simultaneously and the speed at which it could be processed. Moreover, most of these earlier solutions employed generic reduced instruction set computer, or RISC, processors rather than specially designed processors. EZchip's advance over these earlier designs lies in its integration of processing, classification and traffic management functions. This is accomplished in part with patented elements and other proprietary information and consists among other things EZchip's Task Optimized Processing technology, or TOPcore(R), through a combination of chip architecture innovations and through innovative table lookup (search) algorithms. As a result, systems designed using EZchip's products offer equipment vendors the ability to reduce chip count, power consumption and cost.

     Our first product, which was introduced in April 2002, was the NP-1, a merchant silicon network processor that forms the core of 10-Gigabit networking equipment. The NP-1 is no longer in use. Most of our customers now use the NP-1c or NP-2 for their EZchip-based products.

     The NP-1c processor has been commercially available since December 2003. The NP-1c is an improved and less expensive version of the NP-1 and uses a 0.13-micron chip manufacturing process.

     Our NP-2 network processor has been commercially available since July 2005. The NP-2 is based on the same network processing core technology as the NP-1c, with the addition of traffic management functionality onto a single chip. By combining both the network processing and traffic management functions, generally performed by two separate chips, into a single chip we offer customers an even more integrated and cost effective solution. We previously offered a 10-Gigabit traffic manager, the QX-1, that complemented the NP-1/NP-1c network processors by providing added traffic management functionality and expanded QoS features. With the introduction of the NP-2 network processor, which integrates this traffic management functionality, we no longer offer the QX-1 as a stand-alone product.

     We are continuing to develop highly integrated network processors with our next generation network processors, NP-3 and NP-4. These network processors are based on the same TOPcore(R) technology used in the NP-1, NP-1c and NP-2 with additional features. The NP-3 and NP-4 are currently under development and are scheduled to sample in 2007 and 2008, respectively. See "Future Products" below.

     The architecture and features of these EZchip products offer the flexibility, scalability and price performance that are sought by communications equipment vendors. All our network processors are software-compatible to a great extent, making it possible for customers to easily port their network-processor applications among our product families.

PRODUCTS

NETWORK PROCESSOR CHIPS

     EZchip's first product, the NP-1, was released in April 2002. The NP-1 was a single-chip, full-duplex, 10-Gigabit, seven-layer network processor with integrated classifiers. It provided fully programmable packet classification, modification and forwarding. The NP-1 was replaced by NP-1c.

     Continuing with our development of highly integrated products, in December 2003 we introduced the NP-1c network processor. Like the NP-1, the NP-1c is a single-chip, full-duplex, 10-Gigabit network processor that integrates search engines, yet it offers a significant increase in performance and cost reduction due to its improved process technology. NP-1c is essentially an improved and less expensive version of the NP-1 that uses a 0.13-micron chip manufacturing process and, therefore, we no longer offer the NP-1.

     The QX-1, a 10-Gigabit traffic manager, was introduced in January 2003. The QX-1 was an optional chip that complemented the NP-1/NP-1c by expanding its QoS features. Subsequently, with the integration of traffic management functionality into the NP-2 in July 2005, we stopped offering the QX-1.

     The NP-2, introduced in July 2005, is, like its predecessor, the NP-1c, a single-chip, full-duplex, 10-Gigabit network processor. However, in addition to the integration of packet processing, classification search engines and MACs provided in the NP-1c, the NP-2 also includes two traffic managers for improved QoS. Since the traffic management function is generally performed by complementary chips, by integrating it directly into the network processor we offer our customers a cost-effective network processing solution that reduces power dissipation and system design costs. The NP-2 network processor is available in three models for different speeds and feature sets, which enables the NP-2 to position itself in network processor market segments not reached by the NP-1 and NP-1c.

     Whereas the NP-1c is targeted mainly at service cards in communication applications with typically one or two of these cards per chassis, the NP-2 addresses line card applications, which often have eight or more cards installed per chassis, and stand-alone pizza box applications. We hope to increase our market share by expanding into this additional market segment.

     Since all the NP-2 models are software compatible and share the same pin arrangement, customers may modify their NP-2 designs using the different NP-2 models to offer a range of products at differing price points. The NP-2 product family is also software-compatible with the NP-1c, making it possible for existing customers to port their network-processor applications to NP-2.

EVALUATION BOARDS AND NETWORK-PROCESSOR BASED SYSTEMS

     Evaluation systems are usually required by customers to enable them to test their NPU-based systems. Evaluation systems for the NP-1c and NP-2 are available with two different interfaces: ten ports of 1-Gigabit Ethernet or one 10-Gigabit Ethernet port.

     Although our primary business is selling network processor chips, we offer two systems based on our network processor. These systems serve as evaluation systems for our current and prospective customers, as well as systems that our customers may adapt and differentiate and then market as their own products. The systems we provide use the same hardware and software environments and are different in their form factor:

     o EZ-ATCA follows the new Advanced Telecommunications Computing Architecture, or AdvancedTCA(R), and is provided as a blade that can be plugged into an AdvancedTCA chassis or as a stand-alone, self-contained box. AdvancedTCA is the PCI Industrial Computer Manufacturers Group, or PICMG, specification for Advanced Telecommunications Computing Architecture and forms the basis for standard-compliant hardware for next generation telecommunications equipment.

     o    EZsystem is a stand-alone, self-contained box.

DEVELOPMENT SOFTWARE TOOLKITS

     In order to facilitate our customers' adaptation of our products, we offer toolkits that assist our customers in creating, verifying and implementing solutions based on our network processors. These toolkits are used for customers' product development based on all of our network processors.

     The EZdesign toolkit is a comprehensive software development toolset with a graphical user interface (GUI) for writing, testing and debugging programs for our network processors to implement a wide range of applications and reduce time to market of next-generation networking products. It includes a hardware-software simulator, a library of pre-coded subroutines, a compiler, debugger and other utilities. We continuously release new versions of the EZdesign toolset, providing functional enhancements.

     EZdriver is a toolset that facilitates the development of the control path software for EZchip-based systems. It enables applications that run on the control central processing unit, or CPU, to communicate with our network processors. EZdriver consists of routines that execute on the control CPU and provide an application program interface (API) to the network processor. It includes network processor configuration, microcode loading, creation and maintenance of network-processor lookup structures, sending and receiving frames to and from the network processor, as well as configuration and access to the network-processor statistics block.

     To assist our customers in their application development, EZchip also provides customers with a broad library featuring tested source code for a wide range of applications. These include Metro Ethernet protocols, MPLS (Multi-Protocol Label Switching), IPv4 and IPv6 routing, ACL (Access Control Lists), Network Address Translation and Server Load Balancing. New code is periodically added to this library.

FUTURE PRODUCTS

     EZchip is continuing to develop highly integrated network processors with its next generation network processors, NP-3 and NP-4. These network processors are based on our TOPcore(R) technology used in the NP-1, NP-1c and NP-2 with the addition of higher throughput, new interfaces and more features.

     The NP-3 offers a significant increase in throughput compared to NP-2 due to its 90nm process technology and enhanced algorithms. It also features various enhancements that apply to carrier Ethernet packet processing and traffic management.

     The NP-4 continues with our distinctive high level integration of functionality into the network processor. NP-4 offers higher throughput than NP-3, and targets 20-Gigabit to 40-Gigabit line-card and pizza box carrier Ethernet applications. In addition to its integrated classifiers and traffic managers, the NP-4 is designed to include Ethernet physical layer transceivers, or PHYs, and for some applications eliminates the need for a separate fabric interface chip. Integration of these functions, normally performed by separate chips, will further save our customers valuable space on their cards while reducing system costs and complexity.

     The NP-3 and NP-4 are currently under development and are scheduled to be available in 2007 and 2008, respectively.

     In addition, in October 2006, we announced a partnership with Marvell Technology Group Ltd., or Marvell, to develop, market and sell next generation network processor unit solutions. We are currently jointly developing with Marvell an NPU chip that utilizes both companies' technologies. We currently expect the partnership to begin generating meaningful revenues in 2008

TECHNOLOGY

     In general, a network processor is a programmable integrated circuit used in data communications that is capable of performing one or more of the following functions: packet classification (that is, identifying a packet of data based on known characteristics such as address or protocol), packet modification (that is, modifying the packet to comply with specified protocols), queue/policy management (that is, reflecting the organization and prioritization of the processing of specific packets) and packet forwarding (that is, transmission and receipt of data and forwarding or routing the packet to the appropriate address). To perform these functions requires the network processor device to handle identification, classification and processing tasks simultaneously.

     Our NPUs integrate many high-speed TOPs (Task Optimized Processors), each specifically designed and optimized to perform a specific task. Four types of TOPs - parse, search, resolve and modify - are employed to perform the main tasks of packet processing, which are classification, forwarding and modification. Each TOP processor type employs a unique architecture with a customized, function-specific data path and instruction set. This minimizes the number of clock cycles required for complex packet manipulation and provides exceptionally fast packet processing. TOP performance is boosted by a super-scalar architecture in which multiple instances of the TOPs operate in parallel within each pipeline stage.

     Our NPUs feature embedded search engines (TOPsearch) that perform table lookups needed for implementing diverse applications. These search engines implement proprietary and patented lookup algorithms that utilize DRAM (dynamic random access memory) chips for storing the lookup tables and reduce the need for more expensive CAM (content addressable memory) and SRAM (static random access memory) chips.

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

     We consider the processing flexibility and the ability to implement and integrate the main network processing features into a single chip as one of the primary advantages of our technology. We intend to continue to provide this high level of integration in future products under development.

RESEARCH AND PRODUCT DEVELOPMENT

     Currently, 72 employees, representing about 75% of EZchip's employees, are engaged in research and development. EZchip's senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed. Our net research and development expenses were $7,267,000 in 2004, $8,215,000 in 2005 and $8,402,000 in 2006.
Since April 2006, EZchip's research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. EZchip's 2006 research and development expenses are net of OCS grants in the amount of $1,003,000.

SALES AND MARKETING

     Our objective is to become a leading supplier of high-speed network processors. To meet this objective, we devote significant resources to securing new customers, preferably leading networking equipment vendors, and we place an emphasis on assisting our existing customers in bringing their products to the production stage.

     In general, it takes a customer 18 to 24 months to design and bring to market a networking product based on our network processors chips. During this design phase, the revenues we recognize are mostly attributable to the sale of evaluation systems and development software toolkits that our customers are using to assist in the development of their own network processor based products. As they move to development of their own boards with the network processor, they purchase sample chips from us for testing purposes. Once their own designs are completed, they move into production phase where they begin to manufacture their products. At this point they purchase a limited number of network processors for the initial production stage. Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production. Volume production of a customer's product is expected to translate into volume sales of our network processors. EZchip has no direct influence upon the sales and marketing of our customers' products.

     Since we expect the high-speed NPU market to continue to grow, we believe that by securing more customers and more design wins we are strengthening our market position and increasing our potential market share. We work closely with existing and potential customers in their design of systems and equipment where the capabilities of EZchip's products can be exploited. We target designers, manufacturers and vendors of networking equipment and other large-scale data processing network devices, such as switches and routers.

     To facilitate marketing efforts, EZchip has built on its extensive industry exposure through trade shows and similar events and has established sales and support offices in California and Massachusetts. Currently, our sales and marketing staff consists of 13 marketing professionals and administrative personnel. This sales force consists of persons with technical training and significant experience in the semiconductor industry. Sales efforts are augmented by the direct involvement of EZchip's senior executives, who work closely with customers to determine product needs. In some parts of the world our strategy is to work with local marketing channels, including sales agents, resellers and distributors. These channels are assigned territories of primary responsibility, with exclusive rights in some cases. We will consider the need for local sales offices when justified by the circumstances. Our in-house sales and marketing force and the external marketing channels are also responsible for providing local technical support. Our marketing activities include:

     o seminar programs, trade shows, guest speaker invitations and technical conferences;

     o    public relations activities and customer events;

     o technical articles in industry publications and marketing collateral materials; and

     o    communication on the Internet.

     We also work with leading vendors of complementary technologies to provide our customers with fully interoperable solutions. We provide interoperability with devices from Ample Communications, AMCC, Broadcom, Cortina, Dune Networks, Enigma Semiconductor, Marvell, PMC-Sierra, and Vitesse.

CUSTOMERS AND CUSTOMER SUPPORT

     As of December 31, 2006, we had approximately 100 design wins with customers worldwide, who purchased development kits and started designs of networking products based on our network processors. Of our approximately 100 design wins, over 70 are for NP-2 and NP-3 designs, and we expect a significant portion of these products to enter production during 2007 and 2008. Two major tier-1 CESR (carrier Ethernet switches and routers) vendors are building several of their CESR platforms based on EZchip network processors. Our customers have a total of approximately 25 products in production based on our network processors. We do not expect that all of our design wins will reach production stage, as projects may be halted, delayed or cancelled and there is also no assurance that products that have reached production will be successfully accepted in the marketplace.

     Potential customers typically evaluate our network processor, as well of those offered by our competitors, for several months before selecting the one best suited to their project. Once our product is selected, the customer usually purchases the software tools and evaluation hardware and allocates the personnel to begin working on the project. Only when the customer has allocated both the financial and human resources, and we fully believe that there is every intention for the project to move forward, do we consider it a "design win."

     Since some of our larger customers have teams working on several projects, we may have more than one design win with that customer. In this case, the customer would purchase only one set of software tools.

     Customer support is provided from our Israeli headquarters as well as our two offices in the United States. The primary business center in the United States is located on the West Coast in the Silicon Valley area and a Boston-area office services the Eastern United States and Europe.

     EZchip offers training courses to provide its customers with a complete understanding of its products and toolsets.

COMPETITION

     The semiconductor market, particularly the high-performance semiconductor market, is highly competitive and subject to rapid technological change, price erosion and heightened international competition. Especially in an area such as network processors, where technology has not been standardized and where applications are in early stages of development, competitive pressures can be intense. There are currently four vendors providing high-speed network processors that target the metro and access switches, and edge routers: EZchip, Sandburst Corporation (which was acquired by Broadcom Corporation in January
2006), Bay Microsystems and Xelerated, Inc. In addition, Broadcom Corporation and Marvell Technology Group Ltd. have released switch ASICs (non-programmable chips) that target these market segments as well. Agere Systems Inc., Applied Micro Circuits Corporation and Intel Corporation also previously targeted the 10-Gigabit network processor market, but are now more focused on lower speed applications. We also compete with customers who choose to develop their own network processors or in-house ASIC solutions.

     Some of our competitors or potential competitors are larger, have significantly greater sales, have greater financial resources and are better known.

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

     Most of our network processor competitors' currently-announced products use separate chips for processing and traffic management. Traffic managers are typically separate chips, placed alongside the network processor on the board, which enable the control of the flow of traffic and implementation of QoS features.

     Some of our competitors offer a 20-Gigabit full-duplex network processor, but we believe that our network processors provide greater programming flexibility. When compared to the non-programmable ASIC solutions, we believe that our network processors bring flexibility that addresses customers' needs to support new applications, especially in carrier switches and routers, at a reasonable price differential when compared to the price of ASIC solutions.

     While we believe that our network processors surpass the known products of our competitors in these characteristics, there can be no assurance that our products will retain their differentiation or competitive edge for any specific period of time.

INTELLECTUAL PROPERTY RIGHTS

     We rely primarily on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights, as well as limiting access to the distribution of proprietary information. We cannot assure you that the steps taken to protect our intellectual property rights will be adequate to prevent misappropriation of our technology or to preclude competitors from independently developing such technology. Furthermore, we cannot assure you that, in the future, third parties will not assert infringement claims against us or with respect to our products.

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

     We hold four United States patents, No. 6,532,457, No. 6,594,655, No. 6,625,612 and No. 6,778,534. These patents may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold. There can be no assurance that others will not develop technologies that are similar or superior to our technology, or design around any patents issued to us. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary. Policing any of such unauthorized uses of our products is difficult, and although we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the United States or Israel. There can be no assurance that our efforts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

MANUFACTURING

     While we engineer and design our products, we do not own or operate a semiconductor fabrication facility and we do not have the resources to manufacture our products internally.

     The NP-1c network processors utilize IBM's 0.11-micron Cu-11 ASIC template. Use of this new manufacturing technology enables enhanced performance while reducing manufacturing costs significantly. Taiwan Semiconductor Manufacturing Co. (TSMC) manufactures our NP-2 line of products using the 0.13 micron process. This fabless manufacturing model enables us to focus on our engineering and design strengths, minimize fixed costs on capital expenditures and still have access to high-volume manufacturing capacity.

     We expect that all of our products will be single sourced from fabrication facilities and any late delivery or failure to deliver products could result in delays in satisfying customer demand, increased costs and loss of revenues.

C.   ORGANIZATIONAL STRUCTURE

     In mid-1999, we decided to focus on our internal application-specific integrated circuit (ASIC) team to start a new business initiative. This new business initiative was incorporated as EZchip Technologies Ltd. in December 1999. Through EZchip we are engaged in the development and marketing of high performance network processors. Since its inception EZchip has raised approximately $61 million in three private financing rounds, with $24 million of that amount invested by LanOptics (or by investors who exchanged their EZchip shares with LanOptics) and the balance by EZchip minority shareholders. We currently have a 77.8% ownership interest in EZchip. We intend to seek to increase our ownership position in EZchip through the exchange of our shares for EZchip shares.

D.   PROPERTY, PLANTS AND EQUIPMENT

     We do not own any real property. Our principal development, marketing and administrative facilities occupy approximately 25,000 square feet of a building in Yokneam, Israel, at an aggregate rental cost of approximately $339,000 in 2006. The lease for our principal offices expires in January 2008 and we have an option to extend the lease until January 2009.

     EZchip, which conducts its sales operations through two locations in the United States, leases office space in California and Massachusetts under six-month renewable leases. The aggregate rental cost for EZchip's two offices was approximately $81,000 in 2006.

     Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business, mainly in Israel. These purchases totaled $206,000 in 2004, $217,000 in 2005 and $231,000 in 2006. Our
capital expenditures in 2004, 2005 and 2006 were spent primarily for the procurement of EZchip research and development hardware equipment and software tools.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

     THE FOLLOWING DISCUSSION OF OUR RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, WHICH APPEAR ELSEWHERE IN THIS ANNUAL REPORT. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR CURRENT PLANS, ESTIMATES AND BELIEFS AND INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS ANNUAL REPORT.

GENERAL

     We design, develop, manufacture, market and support network processors, through our subsidiary, EZchip. Since mid-1999, we have focused our efforts on the network processor market and ceased our investment in research and development for LAN switching products. We also closed the operations of our Internet applications business segment, principally comprised of the operations of NetGuard (in 1998) and NetXchange (early 2001). Our resources are now focused exclusively on EZchip. Due to this shift in focus, our sales, which until 2002 were comprised solely of our legacy LanOptics and NetGuard products, decreased significantly after fiscal year 1999. Our sales have increased in the last few fiscal years as EZchip has begun to generate revenues.

     We maintain our accounts in U.S. dollars. Because the U.S. dollar is the currency of the primary economic environment in which our operations are conducted. We hold most of our cash, cash equivalents and marketable securities in U.S. dollars, sales prices are quoted in U.S. dollars and the majority of purchases of materials and components are quoted invoiced and paid in U.S. dollars. In addition, a majority of other expenses, principally research and development engineering services and marketing expenses, are incurred outside Israel in U.S. dollars or paid in U.S. dollars. Nevertheless, a significant portion of the cost of our Israeli operations, mainly personnel related, is incurred in NIS. See Note 2b to our consolidated financial statements.

     Commencing January 1, 2004, we adopted generally accepted accounting principles in the United States, or U.S. GAAP for the preparation of our consolidated financial statements. Previously, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, and included a note describing the major differences between Israeli GAAP and U.S. GAAP, as applicable to our company. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP.

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

     In general, it takes 18 to 24 months to design a networking product based on EZchip network processors. During this design phase the revenues we recognize are mostly attributable to the sale of evaluation systems and development software tools, which our customers use to assist in the development of their own network processor based products. As they move to development of their own boards with the network processor, they purchase sample chips from us for testing purposes. Once their own designs are completed, they move into production phase where they begin to manufacture their products. At this point, they purchase a limited number of network processors chips for the initial production stage. Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production. Volume production of customers' products is expected to translate into volume sales of our network processors. EZchip has no direct influence upon the sales and marketing of our customers' products.

     Revenues from network processor chips and network processor-based systems are recognized upon shipment in accordance with Staff Accounting Bulletin No. 104 "REVENUE RECOGNITION IN FINANCIAL STATEMENTS," when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Generally, we do not have any significant obligations after delivery. We do not grant a right of return to its customers. In addition, if a sale does not meet all of the criteria, the sale is deferred until all criteria are met.

     Revenues from sales of software tools and maintenance services which are sold separately from other products are recognized in accordance with statement of Position 97-2, "SOFTWARE REVENUES RECOGNITION." We use the "residual method" when vendor specific objective evidence (VSOE) of fair value only exists for the maintenance.

     In certain instances, we sell network processor-based systems together with software tools and maintenance and support services. In these cases, we comply with the requirements set forth in EITF 00-21, "REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES," relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

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

GOODWILL AND OTHER INTANGIBLE ASSETS

     We follow Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

     We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. As of December 31, 2006, no impairment charges were required.

EQUITY-BASED COMPENSATION EXPENSE

     We account for equity-based compensation in accordance with Financial Accounting Standards Board, or FASB, Statement No. 123 (revised 2004), "Share-Based Payment," or SFAS No. 123(R). Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including the amount of share-based awards that are expected to be forfeited. If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted. Please see further discussion below under the caption "Adoption of new accounting standard."

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, information concerning our results of operations.

INCOME STATEMENT DATA:

                                                                           YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------------------------
                                                           2002         2003         2004         2005       2006 (1)
                                                         --------     --------     --------     --------     --------
                                                                (in thousands, except share and per share data)
Revenues                                                 $    465     $  1,756     $  4,746     $  5,848     $  8,469
Costs of revenues                                             163          624        1,889        2,350        3,664
Amortization of existing technology                            90          239          241          291          360
                                                         --------     --------     --------     --------     --------
Gross profit                                                  212          893        2,616        3,207        4,445
Operating expenses:
Research and development, net                               8,075        7,219        7,267        8,215        8,402
In-process research and development charge                  3,928           --           --        1,475        2,033
Sales, general and administrative, net                      3,201        3,660        3,765        3,643        4,295
                                                         --------     --------     --------     --------     --------
Total operating expenses                                   15,204       10,879       11,032       13,333       14,730
                                                         --------     --------     --------     --------     --------
Operating loss                                            (14,992)      (9,986)      (8,416)     (10,126)     (10,285)
Financial and other income (expenses), net *                  638         (418)        (738)        (312)      (2,204)
                                                         --------     --------     --------     --------     --------
Loss from continuing operations before minority
    interest                                              (14,354)     (10,404)      (9,154)     (10,438)     (12,489)
Minority interest in loss of a subsidiary                      --           --           --          206          172
                                                         --------     --------     --------     --------     --------
Loss from continuing operations                           (14,354)     (10,404)      (9,154)     (10,232)     (12,317)
Income from discontinued operations of a segment of a
    business                                                   51           --           --           --           --
                                                         --------     --------     --------     --------     --------
Net loss                                                  (14,303)     (10,404)      (9,154)     (10,232)     (12,317)
Cumulative effect of change in accounting principle            --           --           --         (115)
Net loss after cumulative effect of change in
    accounting principle                                  (14,303)     (10,404)      (9,154)     (10,347)     (12,317)
                                                         ========     ========     ========     ========     ========
Net loss per share (basic and diluted)                      (1.85)       (1.23)       (0.98)       (0.92)       (1.05)
Net loss per share from continuing operations (basic
    and diluted)                                            (1.85)       (1.23)       (0.98)       (0.92)       (1.05)
Net earnings per share from discontinued operations
    (basic and diluted)                                        --           --           --           --           --
Net loss per share after cumulative effect of change
     in accounting principle                                (1.85)       (1.23)       (0.98)       (0.93)       (1.05)

---------------
     *reclassified

     (1) Includes pre-tax expense related to stock-based compensation in the amount of $0.6 million.

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

REVENUES

     We generate our revenues mainly from sales of network processors chips and to a lesser extent from the sales of network processor-based systems, software tools and maintenance and support services. For the year ended December 31, 2006, revenues increased by $2,621,000, or 45%, to $8,469,000 from $5,848,000 in the year ended December 31, 2005. This increase is mainly attributable to increased purchases by a few NP-2 customers that entered into their production stage for networking products incorporating our network processors chips.

COST OF REVENUES

     Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs associated with maintenance and support services and other production management and facilities related costs. For the year ended December 31, 2006, our cost of revenues increased by $1,314,000, or 56%, to $3,664,000 (43% of revenues) from $2,350,000 (40% of revenues) in the year ended December 31, 2005, primarily as a result of the increase in revenues. The increase in cost of revenues as a percentage of revenues is the result of the increased volume production orders, characterized by lower unit prices and a change in the mix of our sales, with a higher contribution from the sale of chips and other hardware products compared to software and services in 2005.

GROSS PROFIT

     For the year ended December 31, 2006, gross profit increased by $1,238,000, or 39%, to $4,445,000 (52% of revenues) from $3,207,000 (55% of revenues) in the year ended December 31, 2005, primarily as a result of the increase in revenues.

RESEARCH AND DEVELOPMENT EXPENSES, NET

     Research and development expenses consist primarily of the salary and benefits of engineers and costs related to external engineering design services. The reported figures consist entirely of EZchip's research and development costs. Beginning April 1, 2006, we received research and development participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel, or the OCS. For the year ended December 31, 2006, research and development costs (excluding OCS grants of $1,003,000) increased by $1,190,000, or 14%, to $9,405,000 from $8,215,000 in the year ended
December 31, 2005. This increase is attributable primarily to labor costs and equipment and software tool licenses costs associated with the increase in EZchip's research and development labor force. In addition, research and development expenses for the year ended December 31, 2006 included $365,000 of stock-based compensation expense recorded under SFAS No. 123(R).

IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE

     We recorded in-process research and development charges in the amounts of $2,033,000 in the year ended December 31, 2006 and $1,475,000 in the year ended December 31, 2005 in connection with the purchases of EZchip shares in exchange transactions in December 2006 and June 2005, respectively. See Notes 3(g) and 3(h) to the consolidated financial statements.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

     Sales, general and administrative expenses consist primarily of salaries, participation in trade shows and travel expenses as well as legal, accounting and other administrative costs. For the year ended December 31, 2006, these expenses increased by $652,000, or 18%, to $4,295,000 from $3,643,000 in the year ended December 31,d 2005. This increase is attributable primarily to labor costs resulted mainly from the increase in sales, general and administrative personnel. In addition, sales, general and administrative expenses for the year ended December 31, 2006 included $236,000 of stock-based compensation expense recorded under SFAS No. 123(R).

FINANCIAL AND OTHER INCOME (EXPENSES), NET

     Financial and other income (expenses), net reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. For the year ended December 31, 2006, net financial expenses increased by $1,892,000, or 606%, to $2,204,000 from net financial expenses of $312,000 for the year ended December 31, 2005. This increase is primarily attributable to accretion to redemption value of the EZchip Redeemable Preferred Shares in 2006. The EZchip Series C Redeemable Preferred Shares were issued in March 2003, March 2004 and July 2005, and we recorded the amounts of $10.9 million, $2.6 million and $3.0 million, which were invested by parties other than us in March 2003, March 2004 and July 2005, respectively, as Redeemable Preferred Shares in EZchip. The EZchip Series C Redeemable Preferred Shares may be redeemed at the request of the majority holders of such shares, after March 2007 (four years from the original issuance date), at a price per share equal to the greater of (a) the original per share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% interest compounded annually or (b) the fair market value of such shares. In December 2006, we acquired preferred shares of EZchip in consideration for the issuance of our ordinary shares resulting in us owning a majority of the EZchip Series C Redeemable Preferred Shares. See Note 3(h) to the consolidated financial statements. As a result, a redemption demand cannot be delivered without our consent and we do not expect that we will be required to record any interest expense in the future related to such Redeemable Preferred Shares in our consolidated financial statements.

MINORITY INTEREST IN LOSS OF A SUBSIDIARY

     Minority interest in loss of a subsidiary reflects the share of EZchip's minority holders of ordinary shares in EZchip's loss. The amounts of $172,000 and $206,000 represent proceeds received during 2006 and 2005, respectively, from the exercise of options to purchase ordinary shares of EZchip.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

     In April 2003, EZchip granted a warrant to purchase Series C Redeemable Preferred C Shares in connection with a loan agreement with a third party. The loan was repaid in August 2004. EZchip accounts for such warrant in accordance with FASB Statement No. 150 "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY," or SFAS No. 150. Under SFAS No. 150, this warrant is classified as a liability and is carried at its fair value. The guidance of this Statement was applied in the first interim period beginning after June 30, 2005 and resulted in a cumulative affect of a change in accounting principles of $115,000. See Note 2(k) of the consolidated financial statements.

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

REVENUES

     For the year ended December 31, 2005, revenues increased by $1,102,000, or 23%, to $5,848,000 from $4,746,000 in the year ended December 31, 2004. This increase is mainly attributable to increased purchases by several of our customers that entered into their production stage for networking products incorporating our network processors chips, as well as to the growth in our customer base.

COST OF REVENUES

     For the year ended December 31, 2005, our cost of revenues increased by $461,000, or 24%, to $2,350,000 (40% of revenues) from $1,889,000 (40% of revenues) in the year ended December 31, 2004, primarily as a result of the increase in revenues.

GROSS PROFIT

     For the year ended December 31, 2005, gross profit increased by $591,000, or 23%, to $3,207,000 (55% of revenues) from $2,616,000 (55% of revenues) in the year ended December 31, 2004, primarily as a result of the increase in revenues.

RESEARCH AND DEVELOPMENT EXPENSES

     For the year ended December 31, 2005, research and development costs increased by $948,000, or 13%, to $8,215,000 from $7,267,000 in the year ended December 31, 2004. This increase is attributable primarily to the substantial external engineering design expenses associated with the final stage of the design and tape-out of our NP-2 network processor.

IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE

     In-process research and development charge in the amount of $1,475,000 was recorded in connection with the purchase of EZchip shares in an exchange transaction that occurred in June 2005. See Note 3(i) to our consolidated financial statements.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

     For the year ended December 31, 2005, sales, general and administrative expenses decreased by $122,000, or 3%, to $3,643,000 from $3,765,000 in the year ended December 31, 2004. There was no material change in the mix or type of expenses between 2004 and 2005.

FINANCIAL AND OTHER INCOME (EXPENSES), NET

     For the year ended December 31, 2005, net financial expenses decreased by $426,000, or 58%, to $312,000 from net financial expenses of $738,000 in the year ended December 31, 2004. This decrease is primarily attributable to higher interest income in 2005, resulting from higher interest rates and a higher average cash balance. In addition, in August 2004, we repaid a loan in the principal amount of $1,500,000 which resulted in lower interest expense during 2005. Most of our financial expenses (in both periods) were composed of non-cash interest accruals on EZchip's Series C Preferred Shares. The EZchip Series C Redeemable Preferred Shares were issued in March 2003, March 2004 and July 2005, and we recorded the amounts of $10.9 million, $2.6 million and $3.0 million, which were invested by parties other than us in March 2003, March 2004 and July 2005, respectively, as EZchip Redeemable Preferred Shares. The EZchip Series C Redeemable Preferred Shares may be redeemed at the request of the majority holders of such shares, after March 2007 (four years from the original issuance date), at a price per share equal to the greater of (a) the original per share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% interest compounded annually or (b) the fair market value of such shares.

MINORITY INTEREST IN LOSS OF A SUBSIDIARY

     Minority interest in loss of a subsidiary reflects the share of EZchip's minority holders of ordinary shares in EZchip's loss. The amount of $206,000 in 2005 represents proceeds received during 2005 from the exercise of stock options in EZchip.

EFFECTIVE CORPORATE TAX RATE

     Israeli companies were generally subject to corporate tax at the rate of 31% of their taxable income in 2006. The corporate tax rate is to be reduced to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010. However, because we have elected to participate in the alternative package of tax benefits for our current approved enterprise, the income derived from that enterprise will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period. The period of tax benefits for EZchip's approved enterprise is valid for ten years following the first year in which the company generated net income associated with the approved enterprise. Certain investment income derived by EZchip from investments may not be regarded by the Israeli tax authorities as income from its approved enterprise and consequently may be taxed at the regular statutory rate in Israel.

     We and EZchip have tax loss carryforwards resulting from the years up to and including 2006 amounting to approximately $60.6 million which may be carried forward indefinitely.

     EZchip Inc. is subject to U.S. income taxes and has a loss carryforward resulting from the years up to and including 2006 amounting to approximately $4.6 million.

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

ADOPTION OF NEW ACCOUNTING STANDARD

ACCOUNTING FOR EQUITY-BASED COMPENSATION

     Effective January 1, 2006, we adopted SFAS No. 123(R), which supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and amends FASB SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. Pro-forma disclosure is no longer an alternative. In 2006, we recognized equity-based compensation expense under SFAS 123(R) in the amount of $0.6 million.

     As of December 31, 2006, we had $2.3 million of unrecognized compensation expense related to non-vested stock options. For options granted before January 1, 2006 and which had graded vesting, we recognized compensation expenses, based on the straight line method over the requisite service period of each of the awards. Forfeitures have been estimated with the adoption of SFAS 123(R) for those awards not yet vested. For options granted after January 1, 2006, we recognize compensation costs using the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures, and for stock options granted before adoption of SFAS 123(R) we use the accelerated method. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

     We adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in 2006 include (a) compensation costs for all stock-based payments granted prior to, but that had not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the pro-forma provisions of SFAS 123, and (b) compensation costs for the equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R). Our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-options awards.

OUR LOCATION IN ISRAEL

     We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. See Item 3D "Key Information - Risk Factors - Risks Relating to Our Operations in Israel" for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

IMPACT OF CURRENCY FLUCTUATION AND OF INFLATION

     A significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in U.S. dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price. The caption "Financial and other income (expenses), net" in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense. See Note 17 to our consolidated financial statements.

     The following table sets forth, for the periods indicated, (i) devaluation of the NIS against the most important currency for our business, the U.S. dollar, and (ii) inflation as reflected in changes in the Israeli consumer price index.

                                                      YEAR ENDED DECEMBER 31,
                                        ----------------------------------------------------
                                         2002       2003        2004        2005       2006
                                        ------     ------      ------      ------     ------
Devaluation of NIS vs. U.S. Dollar       7.3%      (7.6)%      (1.6)%       6.8%      (8.2)%
Israeli Consumer Price Index             6.5%      (1.9)%       1.4%        2.4%      (0.1)%

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

RECENTLY ISSUED ACCOUNTING STANDARDS

     Based on our review of the recently issued accounting standards, we believe that the adoption of the following standard may have a significant impact on our consolidated financial statements:

     In June 2006, FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", an interpretation of FASB SFAS No. 109, "Accounting for Income Taxes," or FIN 48. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The provisions of FIN 48 are effective beginning January 1, 2007. We are currently assessing the impact FIN 48 will have on our consolidated financial statements.

     B.   LIQUIDITY AND CAPITAL RESOURCES

     Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and research and development grants. Until 2006, EZchip's research and development was funded through the proceeds of third party investments, combined with contributions by LanOptics. Since April 2006, EZchip's research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS.

     EZCHIP PRIVATE PLACEMENTS. In 2000 we conducted two rounds of financing for EZchip, raising $27.2 million through the private placement of EZchip's Series A and B Preferred Shares, of which we invested $2 million. The amount of investments by third parties was recorded as preferred shares of a subsidiary in our financial statements. In addition, we made a $2 million investment in EZchip during 2000.

     In early 2003, EZchip raised $13.5 million in a private placement of Series C Preferred Shares, of which amount we invested $2.3 million. In addition, EZchip obtained a $3 million credit facility, of which $1.5 million was drawn down. In September 2004 the $1.5 million was repaid.

     I Under the terms of the Series C Preferred Share financing, EZchip could raise an aggregate additional amount of up to $8 million at one or more additional closings to be initiated within 24 months of the initial investment of $13.5 million On March 9, 2004, EZchip raised the additional $8 million, of which we invested $5.3 million.

     In July 2005, EZchip raised an additional $10.0 million in a private placement of Series C Preferred Shares, of which we invested $6.9 million.

     LOAN. In August 2006, EZchip entered into a credit agreement with Plenus II, Limited Partnership and Plenus II (D.C.M.), Limited Partnership, as lenders, pursuant to which the lenders agreed to make a $4.0 million line of credit available to EZchip, which may be increased by an additional $2.0 million upon EZchip's achievement of certain milestones. Under the terms of the credit agreement, EZchip may draw amounts under the line of credit from time to time until August 2007, at which time the drawn and unpaid amount shall be fixed and the revolving line of credit facility shall become a loan. The loan bears annual interest of LIBOR+3% for the first two years and LIBOR+4.5% for the third year. The principal of the loan shall be repaid in 12 equal monthly payments, commencing August 2008. As part of the credit agreement, EZchip issued to the lenders 910,000 Series C Redeemable Preferred Shares. EZchip also granted the lenders a first ranking floating charge on all EZchip's present and future tangible and intangible assets and rights to secure the loan. As of December 31, 2006, EZchip had an outstanding balance of $4.0 million under the credit agreement.

     EXCHANGE OF EZCHIP SHARES. During 2005 and 2006, we acquired shares of EZchip in exchange for our ordinary shares. As a result of such exchange transactions, we currently hold a 77.8% ownership interest in EZchip. See Notes 3(g) and 3(h) to the consolidated financial statements.

     LANOPTICS PRIVATE PLACEMENTS. On December 16, 2003 we concluded a $6 million private placement of our ordinary shares to Deutsche Bank AG, London Branch. $5.3 million of the proceeds were used to fund the exercise of our option to purchase EZchip Series C Preferred Shares, which increased our ownership interest in EZchip to 53.4%. The investors in this private placement were granted warrants to purchase 187,500 of our ordinary shares at an exercise price of $11.39 per share with an exercise period of five years

     On November 26, 2004 we concluded a $14.3 million private placement of our ordinary shares to several institutional investors. The private placement was undertaken to strength our balance sheet and insure our control over EZchip in the event of additional private investment in EZchip, as well as for other general corporate purposes. The investors in this private placement were granted warrants to purchase 478,800 ordinary shares at an exercise price of $15.5 per share with an exercise period of five years.

     WORKING CAPITAL; CASH AND CASH EQUIVALENTS. As of December 31, 2006 we had $19.4 million in working capital and $12.2 million in cash and cash equivalents, compared to $20.6 million in working capital and $14.1 million in cash and cash equivalent as of December 31, 2005 and $25.0 million in working capital and $13.5 million in cash and cash equivalents as of December 31, 2004.

     The following table summarizes our cash flows for the periods presented:

                                                             YEAR ENDED DECEMBER 31,
                                                       ---------------------------------
                                                         2004         2005        2006
                                                       --------     --------    --------
                                                                 (in thousands)
STATEMENT OF CASH FLOWS DATA:
Net cash used in operating activities                  $  7,942     $  8,978    $  7,136
Net cash provided by (used in) investing activities      (7,276)       6,363        (207)
Net cash provided by financing activities                14,574        3,226       5,414
                                                       --------     --------    --------
Increase (decrease) in cash and cash equivalents           (644)         611      (1,929)
Cash and cash equivalents -- beginning of year           14,148       13,504      14,115
                                                       --------     --------    --------
Cash and cash equivalents -- end of year               $ 13,504     $ 14,115    $ 12,186
                                                       ========     ========    ========

     Net cash used in operating activities was approximately $7.1 million for the year ended December 31, 2006 compared with net cash used in operating activities of approximately $9.0 million for the year ended December 31, 2005 and $7.9 million for the year ended December 31, 2004. There was no material change in the mix or type of expenses resulted in the net cash used in operating activities between 2006, 2005 and 2004.

     Net cash used in investing activities was approximately $0.2 million for the year ended December 31, 2006. This amount was primarily attributable to purchases of property and equipment. Net cash provided by investing activities was approximately $6.4 million for the year ended December 31, 2005. Of such amount, approximately $6.6 million resulted from sale and redemption of marketable securities and approximately $0.2 million was used for purchases of property and equipment. Net cash used in investing activities was approximately $7.3 million for the year ended December 31, 2004. Of such amount, approximately $7.1 million resulted from net investments in marketable securities and approximately $0.2 million was used for purchases of property and equipment.

     Net cash provided by financing activities was approximately $5.4 million for the year ended December 31, 2006. This amount is attributable to $1.4 million proceeds from exercise of stock options and $4 million proceeds from long-term loan. For the year ended December 31, 2005, net cash provided by financing activities was approximately $3.2 million. This amount is attributable to $0.2 million proceeds from exercise of stock options and $3 million associated with the issuance of EZchip's Series C Preferred Shares to third parties. For the year ended December 31, 2004, net cash provided by financing activities was approximately $14.6 million. This amount is attributable to $13.5 million associated with our net proceeds from the issuance of our ordinary shares to third parties and $2.6 million associated with the issuance of EZchip's Series C Preferred Shares to third parties, partially offset by the repayment of a loan in the amount of $1.5 million.

     We believe that our unused cash, cash equivalents and marketable securities balances will provide sufficient cash resources to finance our operations at least through the end of 2008. However, if we grow more rapidly than currently anticipated or, if we do not generate sufficient revenues, it is possible that we would require additional funds before the end of such period. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Currently, 72 employees, representing about 75% of EZchip's employees, are engaged in research and development. EZchip's senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

     Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS. The following table sets forth our research and development expenses for the periods indicated:

                                               YEAR ENDED DECEMBER 31,
                                          --------    --------    --------
                                            2004        2005        2006
                                          --------    --------    --------
                                                   (in thousands)

Research and development expenses         $  7,267    $  8,215    $  9,405
Office of the Chief Scientist grants            --          --       1,003
Research and development expenses, net    $  7,267    $  8,215    $  8,402

     We rely primarily on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights, as well as limiting access to the distribution of proprietary information. We cannot assure you that the steps taken to protect our intellectual property rights will be adequate to prevent misappropriation of our technology or to preclude competitors from independently developing such technology. Furthermore, we cannot assure you that, in the future, third parties will not assert infringement claims against us or with respect to our products.

     We hold four U.S. patents:

     1.   No. 6,532,457: Look-ahead tree structure

     2.   No. 6,594,655: Wildcards in radix search tree structures.

     3.   No. 6,625,612: Deterministic search algorithm.

     4.   No. 6,778,534: High-performance network processor.

     These patents may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold..

D.   TREND INFORMATION

     Our 2006 revenues increased 45% to $8.5 million, up from $5.8 million in 2005. This increase in revenues is mainly attributable to several of our customers entering production in 2006. Our NP-2 contributed approximately 50% of our total 2006 revenues, even though we only started shipping NP-2 in production quantities in the third quarter of 2006. Of our approximately 100 design wins, over 70 are for NP-2 and NP-3 designs, and we expect a significant portion of these products to enter production during 2007 and 2008. Two major tier-1 CESR (carrier Ethernet switches and routers) vendors are building several of their CESR platforms based on EZchip network processors. One of these customers has started production of several NP-2-based products and is expected to roll out several more NP-2-based products during 2007 and 2008. The second vendor has selected the NP-3 for various products that are in development stage. This customer is expected to start volume shipment of several of its strategic NP-3-based platforms during 2008. At the end of 2006, another tier-1 vendor began production of several NP-2 designs and we expect several more tier-1 vendors to enter production in the next few quarters. Our chips go into communication equipment that average about two years from design win to product, and volume orders can be expected only after the customer's equipment enters production. Consequently, we have not yet realized the potential of our design wins and we expect that our quarterly revenues will continue to fluctuate. We do not expect that all of our customers will reach production stage, as projects may be halted, delayed or cancelled and there is also no assurance that products that have reached production will be successfully accepted in the marketplace. Our future revenue ramp-up will continue to depend on the success of our customers' new products that incorporate our network processors, on market acceptance of these products, and on the pace of recovery in the telecommunications and related markets. See also discussion in Item 5A "Operating Results and Financial Review and Prospects - Operating Results."

E.   OFF-BALANCE SHEET ARRANGEMENTS

     We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our material contractual obligations as of December 31, 2006:

                                                      PAYMENTS DUE BY PERIOD
                                             ------------------------------------------
                                            LESS THAN                          MORE THAN
CONTRACTUAL OBLIGATIONS          TOTAL       1 YEAR    1-3 YEARS   4-5 YEARS    5 YEARS
------------------------         ------      ------      ------      ------      ------
                                                     (in thousands)
Operating lease obligations      $  985      $  670      $  315          --          --
Long-term loan(1)                $4,747      $  336      $4,411          --          --
Severance pay (2)                $2,464          --          --          --          --
                                 ------      ------      ------      ------      ------
Total                            $8,196      $1,006      $4,726

-----------------
(1) This amount includes interest for a loan in the amount of $4 million at the rate of LIBOR+ 3% through August 2008 and LIBOR+4.5% through July 2009.

(2) Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, only $0.5 million is unfunded.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME                                         AGE             POSITION(S)
----------------------                       ----      -----------------------

Eli Fruchter                                  51       Chairman of the Board
Dror Israel                                   38       Chief Financial Officer
Prof. Ran Giladi (1)                          52       Director
Karen Sarid (1)(3)                            56       Director
Shai Saul (1)(2)(3)                           44       Director
David Schlachet (1)(2)(3)                     61       Director

-----------------
(1) "Independent Director" under rules of the Securities and Exchange Commission and NASDAQ Marketplace Rules (see explanation below)

(2) "Outside Director" within the meaning of the Israeli Companies Law (see explanation below)

(3)  Member of our Audit Committee.

     ELI FRUCHTER serves as the President and Chief Executive Officer of EZchip, a position that he has held since EZchip's inception, and has served as a director of our company since its inception and Chairman of our Board of Directors since December 2006. He served as General Manager of our company from its inception until May 1999, and as President, Chief Executive Officer and General Manager from May 1999 through September 1999. From March 1995 until September 1999, he served as the Chairman of the Board of Directors of our company. Mr. Fruchter was among the founders of Adacom Technologies Ltd., a manufacturer of data communications products for the IBM 3270 environment. From April 1985 until December 1987, he served as a research and development manager at Adacom, and from January 1988 until November 1989, he was the Manager of Adacom's Marketing Department. Before assisting to found Adacom in 1985, Mr. Fruchter was Manager - Research and Development Group of Fibronics Ltd., a manufacturer of data communications and fiber optics systems. Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

     DROR ISRAEL has served as our Chief Financial Officer since June 2001. Prior to that and from January 2000, he served as our financial controller and as our financial analyst from August 1997 through December 1999. Prior to joining LanOptics, Mr. Israel was employed by Hi Group, a holding company, as a financial analyst. Mr. Israel holds a B.A. degree in economics from Haifa University and M.B.A. degree (CUM LAUDE) from the Technion - Israel Institute of Technology.

     PROF. RAN GILADI has served as a director of our company since December 2001. Prof. Giladi is a faculty member at Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1992 until 2000. Prof. Giladi is also the active Chairman of DiskSites, Inc. a data-communication company which was acquired by Expand Networks Ltd. in 2006. He co-founded InfoCyclone Inc. in September 2000, which produces storage appliances for owners of massively accessed repositories and of which he was President and Chief Executive Officer from 2000 until 2002. Prof. Giladi taught at the Business School and at the Electrical Engineering Department of Tel-Aviv University from 1987 until 1993. Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986. Prof. Giladi also founded the Israeli Consortia for research on network management systems (NMS), and served as the Chairman of the Consortia Board of Directors. His research interests include computer and communications systems performance, data networks and communications, and network management systems. Prof. Giladi holds a B.Sc. degree in Physics and M.Sc. degree in Biomedical Engineering, both from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

     KAREN SARID has served as a director of our company since December 2001. Ms. Sarid has served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market. Prior thereto and from September 2000, she held the position of Chief Operating Officer and Chief Financial Officer at Orex. From September 1999 until September 2000, she was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market. Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996. Ms. Sarid also serves as a director of Oridion Systems Ltd. and Gilat Satellite Networks Ltd. Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

     SHAI SAUL has served as a director of our company since December 2006. Mr. Saul is Managing General Partner of Tamir Fishman Ventures, an Israeli technology-focused venture capital fund, which he co-founded in 1999. During 2001, he acted as interim chief executive of CopperGate Communications. From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a leading provider of digital rights management and security solutions. From 1993 to 1994, he served as Chief Executive Officer of Ganot Ltd. Mr. Saul also serves as Chairman of the Board of CopperGate Communications and as a director of Allot Communications. His past board positions include Native Networks and Teleknowledge. Mr. Saul holds an LL.B. degree from Tel Aviv University.

     DAVID SCHLACHET has served as director of our company since September 2005. Mr. Schlachet has served as chief executive officer of Syneron Medical Ltd. since November 2005, after having served as chief financial officer of Syneron Medical Ltd. from July 2004. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. He also served as an active Chairman of Elite Industries Ltd. From 1988 to 1995 Mr. Schlachet served first as CEO of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director and chair of audit committee for NASDAQ listed companies Pharmos Inc. and Compugen Ltd., and is a director of Adgar Investment and Development, which is listed on the Tel Aviv Stock Exchange. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

     There are no family relationships between any of our directors and executive officers.

B.   COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of compensation paid during 2006 to all of our directors and executive officers as a group (eight persons, including two directors whose term expired during 2006) for services in all capacities was approximately $344,000. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. The aggregate amount set aside or accrued during 2006 to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, was approximately $9,000. All our executive officers work full time for us.

     During 2006, we granted all of our directors and executive officers as a group (eight persons) options to purchase an aggregate of 800,000 of EZchip's ordinary shares under the EZchip 2003 Section 102 Share Option Plan. The options expire in 2013. See Item 6E "Directors, Senior Management and Employees - Share Ownership - Equity Incentive Plans - EZchip Option Plans." In 2006, we did not grant any of our directors or executive officers options to purchase our shares.

     During the year ended December 31, 2006, we paid each of our outside directors approximately $1,450 per quarter and approximately $300 per meeting attended. Our other directors did not receive any compensation during 2006.

     In December 2006, our shareholders approved a one-time award to each of our non-employee directors of options to purchase 27,000 of our ordinary shares or 9,000 restricted share units, or RSUs, or any combination thereof based on the same ratio of RSUs per option under our 2003 Amended and Restated Equity Incentive Plan. The shareholders delegated to our audit committee the final determination as to whether to grant options or RSUs (or a combination thereof). In January 2007, the audit committee determined to grant (i) to each non-employee director in office prior to the 2006 annual shareholders meeting, 3,000 RSUs and 18,000 options, (ii) to non-employee directors elected in the 2006 annual shareholders meeting, 27,000 options, and (iii) to the non-employee director who did not stand for reelection at the 2006 annual shareholders meeting, 3,000 RSUs. See Item 6E "Directors, Senior Management and Employees - Share Ownership - Equity Incentive Plans - LanOptics Equity Incentive Plans."

     We follow Israeli law and practice, instead of the NASDAQ Marketplace requirements, regarding the compensation of our executive officers. See below in this Item 6.C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices."

C.   BOARD PRACTICES

ELECTION OF DIRECTORS

     Our board of directors currently consists of five members. Under our articles of association, the board is to consist of between three and fourteen members, with the number fixed from time to time by our shareholders.

     Our directors, other than our outside directors, as described below, are appointed by our shareholders at our annual general meeting and hold office until the next annual general meeting. Our annual general meetings are held at least once every calendar year, but not more than fifteen months after the last preceding annual general meeting. In the intervals between our annual general meetings, the board of directors may appoint new directors to fill vacancies. Our officers serve at the discretion of the board of directors, subject to the terms of any agreement between them and us and the provisions of the Israeli Companies Law.

     We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. See below in this Item 6C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices."

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

OUTSIDE AND INDEPENDENT DIRECTORS

     OUTSIDE DIRECTORS. In accordance with the Israeli Companies Law, as an Israeli public company, we are required to have at least two outside directors. The outside directors must meet certain statutory requirements of independence. In general, the term of office of an outside director is three years, which can be extended for one additional three year-term (there are no prescribed terms of service for the other directors of the company). An outside director can be removed from office only under very limited circumstances.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     As of January 2006, at least one of the outside directors elected must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to January 2006. Our outside director, Mr. David Schlachet, has "accounting and financial expertise" and our other outside director, Mr. Shai Saul, has "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.

     Outside directors are elected by a majority vote at a shareholders' meeting. In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

     o the majority includes at least one-third of the shares voted by shareholders other than our controlling shareholders; or

     o the total number of shares, other than shares held by controlling shareholders, voted against the election of the outside director does not exceed 1% of the aggregate voting rights of our company.

     Merssrs, Shai Saul and David Schlachet serve as our outside directors under the Israeli Companies Law. Mr. Saul's term will expire at our 2009 annual meeting of shareholders and Mr. Schlachet's term will expire in 2008, following which their service as an outside director may each be extended for one additional three-year term.

     INDEPENDENT DIRECTORS. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the Securities and Exchange Commission. Our Board of Directors has determined that each of Messrs. Giladi, Saul and Shlachet and Ms. Sarid qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

AUDIT COMMITTEE

     The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors including all of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee.

     Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

     Under the rules of Securities and Exchange Commission and the NASDAQ corporate governance rules we are required to have an audit committee consisting of at least three independent members, each of whom is financially literate and satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

     Our Audit Committee currently consists of Shai Saul, Karen Sarid and David Schlachet. We believe that these appointments comply with the requirements of the Israel Companies Law, the Securities and Exchange Commission and NASDAQ.

     Our Audit Committee reviewed our audited financial statements for the year ended December 31, 2006 and members of the Audit Committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles. Members of the Audit Committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2006.

INTERNAL AUDITOR

     The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. The internal auditor may be an employee of ours but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm or its representative. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Fahn Kanne Control Management Ltd., a member of the Grant Thornton network, serves as our internal auditor.

DIRECTORS' SERVICE CONTRACTS

     We do not have any service contracts with our directors. There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

APPROVAL OF CERTAIN TRANSACTIONS; OBLIGATIONS OF DIRECTORS, OFFICERS AND SHAREHOLDERS

     The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty.

     The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder's position in the company and such person's personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.

     The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors unless the articles of association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval.

     The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. "Personal interest," as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. "Personal interest" does not apply to a personal interest stemming merely from holding shares in the company.

     The office holder must make the disclosure of his personal interest no later than the first meeting of the company's board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an "extraordinary transaction." An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company's profitability, assets or liabilities, and a "relative" as a spouse, sibling, parent, grandparent, descendent, spouse's descendant and the spouse of any of the foregoing.

     In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. Our articles of association do not provide otherwise. Such approval must determine that the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval required by the articles of association, it also must be approved by the audit committee and by the board and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such a transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter unless a majority of the board of directors or the audit committee has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

     The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder. Extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholders approval must include the majority of shares voted at the meeting. In addition, the shareholder approval must either include at least one-third of the votes of disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

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

INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATIONS ON LIABILITY

     INDEMNIFICATION OF OFFICE HOLDERS

     Under the Israeli Companies Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company's office holder:

     o monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

     o reasonable legal costs, including attorneys' fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either: no financial liability was imposed on the office holder in lieu of criminal proceedings, or a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to an alleged criminal offense that does not require proof of criminal intent; and

     o reasonable legal costs, including attorneys' fees, expended by the office holder or for which the office holder is charged by a court:

               o in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

               o in a criminal action from which the office holder is acquitted, or

               o in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

     A company may indemnify an office holder in respect of these liabilities either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than legal costs, must be limited to foreseeable events in light of the company's actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

     INSURANCE OF OFFICE HOLDERS

     Under the Israeli Companies Law, a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party.

     EXCULPATION OF OFFICE HOLDERS

     The Israeli Companies Law, a company may, if permitted by its articles of association, also exculpate an office holder from a breach of duty of care in advance of that breach. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company's shares by the company or other entities controlled by the company.

     LIMITATIONS ON EXCULPATION, INSURANCE AND INDEMNIFICATION

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

     Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

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

NASDAQ MARKETPLACE RULES AND HOME COUNTRY PRACTICES

     Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

     On July 27, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. In practice, we do not comply with the NASDAQ requirements regarding the director nominations process, compensation of executive officers and the distribution of annual reports. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders, our board sets executive compensation, subject to the required approvals under Israeli law, and we post our annual reports or Form 20-F on our website. See above in this Item 6C. "Directors, Senior Management and Employees - Board Practices - Election of Directors" and "Directors, Senior Management and Employees - Board Practices - Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders".

D.   EMPLOYEES

     As of March 31, 2007, we had 100 employees, 97 of which were employees of EZchip and three of which were LanOptics employees. The following table presents the number of employees of ours and EZchip categorized by function as of December 31:

                                        AS OF DECEMBER 31,
                                ------------------------------
                                 2004        2005        2006
                                ------      ------      ------

Operations                           6           5           8
Research and development            57          59          72
Sales and marketing                 11          11          13
General and administrative           6           7           7
                                            ------      ------
Total (1)                           80          82         100
                                ======      ======      ======

--------------
(1) Includes three employees of LanOptics, all of whom are general and administrative.

     The following table presents the number of employees of ours and EZchip categorized geographic area as of December 31:

                          AS OF DECEMBER 31,
                   ------------------------------
                    2004        2005        2006
                   ------      ------      ------

Israel (1)             74          76          92
United States           6           6           7
China                  --          --           1
                   ------      ------      ------
Total                  80          82         100
                   ======      ======      ======

----------------
(1) Includes three employees of LanOptics, all of whom are general and administrative.

     We believe that our company has good relations with its employees and we have never experienced a labor dispute, strike or work stoppage.

     Israeli labor laws are applicable to our company's employees in Israel. Such laws principally concern the length of the workday and the workweek, minimum wages for workers, minimum annual leave, insurance for work-related accidents, procedures for dismissing employees and determination of severance pay. Israeli employers are also required to make payments to Israel's National Insurance Institute with respect to employees. In addition, certain provisions of the collective bargaining agreements between the "Histadrut" (Israel's General Federation of Labor) and the Israeli Coordinating Bureau of Economic Organization apply to our employees in Israel pursuant to administrative orders extending them to all private sector employees. According to such administrative orders, all Israeli employers are required to provide certain escalations of the wages in relation to the increases in the Israeli consumer price index as well as to provide minimum annual payments so as to cover vacation expenses. All of our employees are covered by comprehensive life and pension insurance policies.

     All our officers, key employees and certain of our other employees are party to individual employment agreements. We have entered into a non-disclosure and non-competition agreement with each of our executive officers and key employees.

     Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. All of our employees are covered by life and/or pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute between 13.3% of base wages to such plans and employees contribute between 5.0% to 5.5% of base wages. We also contribute 7.5% of base wages to certain "professional advancement" funds for managers, engineers and others and such employees contribute 2.5% of base wages. Our contribution is limited to the maximum amounts that are not considered taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. The payments to the National Insurance Institute are determined progressively in accordance with wages.

E.   SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

     None of our directors and executive officers holds more than 1% of our outstanding shares, other than Eli Fruchter, the Chairman of our board of directors and President and Chief Executive Officer of EZchip. For Mr. Fruchter's holdings, see Item 7A "Major Shareholders and Related Party Transactions - Major Shareholders." As of December 31, 2006, our executive officers and directors as a group held options to purchase an aggregate of 15,000 of our ordinary shares. The exercise price of these options is $6.93 and their expiration date is November 2013. For information regarding ownership of our ordinary shares by our directors and executive officers as a group, see Item 7.A. "Major Shareholders and Related Party Transactions - Major Shareholders."

EQUITY INCENTIVE PLANS

LANOPTICS EQUITY INCENTIVE PLANS

     1992 STOCK OPTION PLAN. Since 1993, LanOptics has granted options to purchase ordinary shares to key employees, directors and shareholders pursuant to the LanOptics 1992 Stock Option Plan as an incentive to attract and retain qualified personnel. Under the terms of these grants, options, generally, become exercisable ratably over a four-year period commencing with the date of grant. The options generally expire no later than six years from the date of the grant, and are non-transferable, except under the laws of succession. LanOptics' 1992 Israeli Stock Option Plan expired in November 2002. Upon the expiration of the 1992 Plan, approximately 140,000 ordinary shares remained that had not previously been issued under the 1992 Plan or that were not subject to outstanding options previously granted under the 1992 Plan. As of December 31, 2006, options to purchase 132,652 ordinary shares were outstanding under the 1992 Plan. All of these options were exercisable at exercise prices ranging from $2.50 to $4.23 per share.

     2003 AMENDED AND RESTATED EQUITY INCENTIVE PLAN. On October 2003, LanOptics adopted the 2003 Israeli Share Option Plan. The plan was amended in December 2006 and renamed the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan, or the 2003 Israel Plan. Up to 270,000 ordinary shares may be granted under the 2003 Israel Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan. The 2003 Israel Plan is administered by the Board of Directors, or a committee of the Board that is delegated authority to act as the administrator. The administrator has broad discretion, subject to certain limitations, to determine the persons entitled to receive awards, the terms and conditions on which awards are granted and the number of shares subject to each award granted. Under the 2003 Israel Plan, we may grant restricted share units, or RSUs, and options to purchase our ordinary shares to Israeli employees, directors, consultants, advisers and service providers of our company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive awards under the 2003 Israel Plan are afforded certain tax benefits (excluding our controlling shareholders or those who are not our employees or directors). We have elected the benefits available under the "capital gains" alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the awards in the name of a trustee for each of the employees who is granted awards. Each award, and any ordinary shares acquired upon the exercise of the award, must be held by the trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the award was granted and deposited in trust with the trustee. The 2003 Israel Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant. Awards granted under the 2003 Israel Plan are generally exercisable over four years. Awards that are not exercised will become available for further grant by the Board under the 2003 Israel Plan.

     As of December 31, 2006, options to purchase 15,000 ordinary shares were outstanding under the 2003 Israel Plan. All of these options were exercisable at an exercise price of $6.93 per share.

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

     As of December 31, 2006, there were outstanding options to purchase ordinary shares of EZchip representing approximately 15% of the share capital of EZchip on an as converted and fully diluted basis. Approximately 44% of these options were held by directors and officers of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information as of March 26, 2007 for
(i) each person who, as far as we know, beneficially owns more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares, and
(iii) our executive officers and directors as a group. The information in the table below is based on 15,748,569 ordinary shares outstanding as of March 26, 2007. Each of our outstanding ordinary shares has identical rights in all respects.

                                        NUMBER OF
NAME                                    SHARES(1)       PERCENT
----------------------------------      ---------       ------

Star Ventures Management (2)            1,296,138        8.23%
Nokia Venture Partners (3)              1,051,574        6.68%
Eli Fruchter (4)                          532,712        3.38%
All directors and executive
officers as a group (6 persons)(5)        547,712        3.48%

------------
(1) The number of ordinary shares beneficially owned includes the shares issuable pursuant to options and restricted share units that are exercisable within 60 days of March 26, 2007. Shares issuable pursuant to such options or restricted share units are deemed outstanding for computing the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.

(2) Based on Schedule 13G filed with the Securities and Exchange Commission on December 28, 2006 and other information available to the company. The aggregate number of shares includes ordinary shares beneficially held by Star-Seed Managementgesellschaft mbH, or Star Seed, and by SVM Star Ventures Managementgesellschaft mbH Nr. 3., or Star 3. The Schedule 13G states that Dr. Barel is the sole director and primary shareholder of SVM 3 and Seed and as such, he may be deemed to be the beneficial holder of, and to share the power to vote and dispose of, the shares owned directly and indirectly by SVM 3 and Star Seed. According to the Schedule 13G, Dr. Barel, Star Seed and SVM 3 each disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein, except for certain ordinary shares held by SVM 3 as Trustee for Dr. Barel. The address of Star Ventures Management is Possartstrasse 9, D-81679 Munich, Germany.

(3) Based on Schedule 13G filed with the Securities and Exchange Commission on February 9, 2007 and other information available to the company. The aggregate number of shares includes 1,039,919 ordinary shares directly owned by Nokia Venture Partners II, L.P., or NVP II, and 11,655 ordinary shares directly owned by NVP II Affiliates Fund, L.P., or NVPA. The
     Schedule 13G states that N.V.P. II SP, L.P. , or NVP SP, the general partner of NVP II and NVPA, and N.V.P. II, L.L.C., or NVP LLC, the general partner of NVP SP, may be deemed to have sole power to vote and dispose of such shares, and John Malloy, John Gardner, W. Peter Buhl and Tantti, Ltd., the managing members of NVP LLC, may be deemed to have shared power to vote and dispose of such shares. The address of the reporting persons is 545 Middlefield Road, Suite 210, Menlo Park, California 94025.

(4) Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2007 and other information available to the company. The address for Mr. Fruchter is c/o LanOptics Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.

(5) As of March 26, 2007 all directors and executive officers as a group (six persons) held options exercisable within 60 days of the date of the table into 15,000 ordinary shares at an exercise prices of $6.93. These options expire in 2013.

SIGNIFICANT CHANGES IN THE OWNERSHIP OF MAJOR SHAREHOLDERS

     On February 9, 2007, Nokia Venture Partners II, L.P., or NVP II, filed a
Schedule 13G with the Securities and Exchange Commission reflecting ownership of 1,577,362, or 10.06%, of our ordinary shares. The Schedule 13G reflects that of such shares, 1,559,879 are directly owned by NVP II and 17,483 are directly owned by NVP II Affiliates Fund, L.P., or NVPA. The Schedule 13G states that N.V.P. II SP, L.P., or NVP SP, the general partner of NVP II and NVPA, and N.V.P. II, L.L.C., or NVP LLC, the general partner of NVP SP, may be deemed to have sole power to vote and dispose of such shares, and John Malloy, John Gardner, W. Peter Buhl and Tantti, Ltd., the managing members of NVP LLC, may be deemed to have shared power to vote and dispose of such shares. On February 12, 2007, NVP II sold 519,960 of such shares and NVPA sold 5,828 of such shares.

     On December 28, 2006, Dr. Meir Barel filed a Schedule 13G with the Securities and Exchange Commission reflecting ownership of 1,944,204, or 12.4%, of our ordinary shares. The Schedule 13G reflects that of such shares, 735,797 ordinary shares are held by Star-Seed Managementgesellschaft mbH, or Star Seed, and 1,208,407 ordinary shares are beneficially held by SVM Star Ventures Managementgesellschaft mbH Nr. 3., or Star 3. The Schedule 13G states Dr. Barel is the sole director and primary shareholder of SVM 3 and Seed GmbH and as such, he may be deemed to be the beneficial holder of, and to share the power to vote and dispose of, the shares owned directly and indirectly by SVM 3 and Seed GmbH. Dr. Barel, Seed GmbH and SVM 3 each disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein, except for 15,633 ordinary shares held by SVM 3 as Trustee for Dr. Barel. On February 12, 2007, these entities sold an aggregate 648,066 of the shares held by them.

MAJOR SHAREHOLDERS VOTING RIGHTS

     The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

RECORD HOLDERS

     Based on a review of the information provided to us by our transfer agent, as of March 26, 2007, there were 39 holders of record of our ordinary shares, including 13 holders of record residing in the United States holding 13,800,173 ordinary shares, or 87.63% of the aggregate 15,748,569 ordinary shares outstanding as of such date. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 80.88% of our outstanding ordinary shares as of such date).

B.   RELATED PARTY TRANSACTIONS

     In May 2003, LanOptics executed an agreement with all of EZchip's major shareholders. Pursuant to the agreement, EZchip's four major shareholders were granted the right to exchange all their shares in EZchip for ordinary shares of LanOptics, subject to the fulfillment of certain conditions (as fully describe in Note 3 to our consolidated financial statements). The exchange ratio is calculated according to a formula determined by the parties, and applies to all series of EZchip's shares without regard to any preferences of such shares. The exchange right expires upon the earlier of an initial public offering of EZchip's securities and the sale of all or substantially all of EZchip's assets or securities. On December 22, 2006, we issued 3,521,566 of our ordinary shares to funds affiliated with two of the major shareholders, Star Ventures and BlueRun Ventures (formerly known as Nokia Venture Partners), in exchange for the shares of EZchip previously held by them pursuant to the agreement.

     In early 2003, EZchip raised $13.5 million in a private placement of Series C Preferred Shares, of which amount we invested $2.3 million. The terms of the Series C Preferred Share financing also provided the investors in the private placement with an option to invest up to another $8 million in the future. This option was exercised on March 9, 2004, resulting in a follow-on Series C Preferred Share investment in EZchip in the amount of $8 million, of which we invested $5.3 million. In July 2005, EZchip raised an additional $10.0 million in a private placement of Series C Preferred Shares, of which amount we invested $6.9 million.

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

EXPORT SALES

     See Note 16(b) to the financial statements.

LEGAL PROCEEDINGS

     We are not a party to any litigation, other than litigation in the ordinary course of business, which in the aggregate is not material to the business of our company, and we are not aware of any threatened litigation, which in the aggregate would be material to the business of the company

DIVIDEND POLICY

     We anticipate that we will retain any future earnings to support operations and to finance the growth and development of our business. In addition, tax-exempt income attributable to our status as an approved enterprise under Israeli tax law can be distributed to shareholders without subjecting us to taxes only upon the complete liquidation of our company. Tax will be levied if we decide to distribute such income in the future. Currently, we intend to reinvest the amount of our tax-exempt income. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions. In addition, our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of our shareholders, which may decrease but not increase the amount proposed by the Board of Directors.

     According to the Israeli Companies Law, a company may distribute dividends out of its profits provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. In the event cash dividends are declared, such dividends will be paid in NIS.

B.   SIGNIFICANT CHANGES

     Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2006.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

     Our ordinary shares are quoted on the NASDAQ Capital Market (prior to April 14, 2003, our ordinary shares were traded on The NASDAQ National Market) and on the Tel Aviv Stock Exchange under the symbol "LNOP". Our listing on the Tel Aviv Stock Exchange was accomplished pursuant to special dual listing rules applicable to companies that are traded on NASDAQ.

     Set forth below for each of the periods indicated are the range of high and low NASDAQ sales prices for our ordinary shares as reported by NASDAQ, and the high and low sales prices (in U.S. dollars) on the Tel-Aviv Stock Exchange since April 1, 2002, the date we commenced trading on the Tel Aviv Stock Exchange. Stock prices on the Tel Aviv Stock Exchange are quoted in New Israeli Shekels
(NIS); the stock prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

ANNUAL SHARE PRICE INFORMATION

     The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Capital Market and the Tel Aviv Stock Exchange:

                 NASDAQ     TEL AVIV STOCK EXCHANGE
            ----------------    ----------------
YEAR         HIGH       LOW      HIGH       LOW
----        ------    ------    ------    ------

2002        $16.45    $ 3.97    $14.86    $ 6.16
2003        $11.20    $ 3.88    $11.10    $ 4.78
2004        $15.17    $ 4.77    $14.79    $ 5.22
2005        $14.90    $ 4.56    $14.41    $ 4.93
2006        $15.15    $ 5.07    $15.26    $ 5.25

QUARTERLY SHARE PRICE INFORMATION

     The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market and the Tel-Aviv Stock Exchange:

                               NASDAQ         TEL AVIV STOCK EXCHANGE
                        --------------------    --------------------
                          HIGH        LOW         HIGH         LOW
                        --------    --------    --------    --------

2005
First quarter           $  14.90    $   6.62    $  14.41    $   7.60
Second quarter              9.49        6.60        9.37        6.86
Third quarter               8.69        6.04        8.41        6.94
Fourth quarter              7.34        4.56        7.05        4.93

2006
First quarter               9.44        5.07        9.16        5.25
Second quarter             10.25        8.37       10.88        8.55
Third quarter               9.93        7.05       10.07        7.63
Fourth quarter             15.15        9.71       15.26        9.85

MONTHLY SHARE PRICE INFORMATION

     The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Capital Market and the Tel Aviv Stock Exchange:

                                         NASDAQ         TEL AVIV STOCK EXCHANGE
                                  --------------------    --------------------
                                    HIGH        LOW         HIGH        LOW
                                  --------    --------    --------    --------

2006
October                           $  14.23    $   9.66    $  14.26    $   9.85
November                             15.15       12.66       15.26       12.11
December                             14.66       13.52       14.84       13.77

2007
January                              14.21       12.08       14.26       12.09
February                             13.97       11.55       14.44       11.77
March (through March 27, 2007)       14.93       11.39       15.11       11.43

B.   PLAN OF DISTRIBUTION

     Not applicable

C.   MARKETS

     See Item 9A. "The Offer and Listing - Offer and Listing Details."

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

POWERS OF THE DIRECTORS

     Pursuant to the Israeli Companies Law and our articles of association, a director is generally not permitted to participate in the discussion of, or to vote on, a proposal, arrangement or contract in which he has a personal interest. Also, the directors may not vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth above in "Item 6B. Directors, Senior Management and Employees - Board Practices- Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders." The power of our directors to enter into borrowing arrangements on our behalf is limited to the same extent as any other transaction by us.

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

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

     We must hold our annual general meeting of shareholders each year no later than fifteen months from the last annual meeting, at a time and place determined by the board of directors. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. A special meeting may be convened by request of two directors, one quarter of the directors in office, or by written request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution with their request.

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

     Our articles of association provide that most decisions may be made by a simple majority, although certain resolutions, referred to as special resolutions (for example, changes to the articles of association) require approval of at least 75% of the shares present and voting on the matter. See
Item 6C. "Directors, Senior Management and Employees - Board Practices- Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders" above for certain duties of shareholders towards the company.

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

     The Israeli Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction. Each merging company's board of directors and shareholders must approve the merger. Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger. A merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

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

C.   MATERIAL CONTRACTS

     None.

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

GENERAL CORPORATE TAX STRUCTURE IN ISRAEL

     Israeli companies were generally subject to corporate tax at the rate of 31% of their taxable income in 2006. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 29% in 2007, 27% in 2008, and 26% in 2009.

     As discussed below, however, the rate is effectively reduced for income derived from an Approved Enterprise and Privileged Enterprise.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     EZchip's facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise and Privileged Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

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

     Under the Approved/Privileged Enterprise programs, a company is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits (Alternative Track). Under the alternative package, a company's undistributed income derived from an Approved/Privileged Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved/Privileged Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved/Privileged Enterprise.

     If a company distributes dividends from tax-exempt Approved/Privileged Enterprise income, the company will be taxed on the otherwise exempt income at the same corporate tax rate that applies to it.

     Currently, EZchip has one Approved Enterprise program under the alternative track of the Investment Law. EZchip has derived, and expects to continue to derive, a substantial portion of its operating income from its Approved Enterprise facilities. EZchip is therefore eligible for a tax exemption for a period of ten years on undistributed Approved Enterprise income. We and EZchip intend to continue to elect our investments in productive assets as Privileged Enterprise programs, but we cannot assure you that we will do so or that we will be successful. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

     The benefits available to an Approved/Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If EZchip does not fulfill these conditions in whole or in part, the benefits can be cancelled and it may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that EZchip's Approved Enterprise program currently operates in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

     As a result of the amendment to the Investment Law in April 2005, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, we had not generated any income under the provisions of the new law.

LAW FOR ENCOURAGEMENT OF RESEARCH AND DEVELOPMENT IN THE INDUSTRY, 1984

     Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or the OCS, under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law. Through December 31, 2006, we had applied and received approval for grants totaling $1.8 million from the OCS. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/NIS exchange rate. The grants also bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues.

     The government of Israel does not own proprietary rights in knowledge developed using its funding and there is no restriction related to such funding on the export of products manufactured using the know-how. The know-how is, however, subject to other legal restrictions, including the obligation to manufacture the product based on the know-how in Israel and to obtain the OCS's consent to transfer the know-how to a third party, whether in or outside Israel. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even after we have paid the full amount of royalties payable for the grants.

     The R&D Law provides that the consent of the OCS for the transfer outside of Israel of know-how derived out of an approved plan may only be granted under special circumstances and subject to fulfillment of certain conditions specified in the R&D Law as follows:

     o the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas), except if the grantee receives from the transferee of the know-how an exclusive, irrevocable, perpetual unlimited license to fully utilize the know-how and all related rights;

     o the grant recipient receives know-how from a third party in exchange for its OCS funded know-how; or

     o such transfer of OCS funded know-how arises in connection with certain types of cooperation in research and development activities.

     As of December 31, 2006, we had an outstanding contingent obligation to pay royalties in the amount of approximately $1.0 million.

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

     The following are the principal corporate tax benefits that are available to Industrial Companies:

     o amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes,

     o    accelerated depreciation rates on equipment and buildings,

     o under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies, and

     o expenses related to a public offering are deductible in equal amounts over three years.

     Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

SPECIAL PROVISIONS RELATING TO TAXATION UNDER INFLATIONARY CONDITIONS

     We measure our taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Our results for tax purposes are measured in terms of earning in NIS after certain adjustments for changes in the Israeli consumer price index. The Inflationary Adjustments Law is highly complex.

TAXATION OF NON-ISRAELI SHAREHOLDERS ON RECEIPT OF DIVIDENDS

     Under Israeli tax law, a distribution of dividends from income attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual who is deemed "a non-substantial shareholder" are subject to tax at the rate of 20%.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summary sets forth the material U. S. federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares ("U.S. Shareholders"): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations, or other entities taxable as corporations for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) estates, the income of which is subject to U. S. federal income taxation regardless of its source; and (iv) trusts, if
(a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the U. S. Internal Revenue Code of 1986, as amended, or the Code, U. S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report, and all of which are subject to change either prospectively or retroactively. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets for U.S. federal income tax purposes and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax),
(b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers and tax-exempt organizations, (c) U.S. Shareholders owning, directly or by attribution, 10% or more of the LanOptics' outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, or appreciated financial position, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-U. S. tax law.

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

DISTRIBUTIONS PAID ON THE ORDINARY SHARES

     Subject to the discussion of the passive foreign investment company rules below, a U.S. Shareholder generally will be required to include in gross income as dividend income, the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the LanOptics' current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. Shareholder's tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars on that day. A U.S. Shareholder generally will recognize foreign currency gain or loss (which is treated as ordinary income or loss from sources within the United States) upon the subsequent disposition of the NIS.

     Subject to certain conditions and complex limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will generally be eligible for credit against a U.S. Shareholder's U.S. federal income tax liability at such U.S. Shareholder's election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U. S. federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which such U.S. Shareholders elect to do so for all non-U.S. income taxes. Dividends with respect to the ordinary shares will generally be classified as foreign source "passive category income" or, in the case of certain U.S. Shareholders general category income, for the purpose of computing a U.S. Shareholder's foreign tax credit limitations for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. The rules relating to foreign tax credits are complex, and each U.S. Shareholder should consult his or her tax advisor to determine whether he or she would be entitled to this credit.

     Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) LanOptics is entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that LanOptics is entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

SALE, EXCHANGE OR OTHER DISPOSITION OF THE ORDINARY SHARES

     Subject to the discussion of the passive foreign investment company rules below, the sale, exchange or other disposition of ordinary shares will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder's tax basis in the ordinary shares (determined in U.S. dollars). Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder's holding period of the ordinary shares exceeds one year at the time of the disposition. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Under the Treaty, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the Treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

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

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

     For U.S. federal income tax purposes, a foreign corporation will be classified as a passive foreign investment company, or a PFIC, if, for any taxable year, either (i) 75% or more of its gross income in the taxable year is passive income, or (ii) 50% or more of the average value of its gross assets in the taxable year, calculated quarterly by value, produce or are held for the production of, passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produce passive income.

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

     U.S. Shareholders may avoid taxation under the rules described above by making (i) a "qualified electing fund" election for the first taxable year in which we are a PFIC to include such U.S. Shareholder's share of our ordinary earnings and net capital gain on a current basis or (ii) a "deemed sale" election in a subsequent year, along with a qualified electing fund election, if we are still classified as a PFIC. A qualified electing fund election remains in effect until revoked by the IRS. You will not be able to make a qualified electing fund election unless we comply with certain applicable information reporting requirements.

     U.S. Shareholders holding "marketable stock" (which we consider our ordinary shares to be) in a PFIC may make an election to "mark-to-market" the ordinary shares annually, rather than be subject to the above-described rules. Under such election, the U.S. Shareholder will include in income each year any excess of the fair market value of the PFIC stock at the close of each taxable year over the U.S. Shareholder's adjusted basis in such stock. The U.S. Shareholder will generally be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. Shareholder's adjusted tax basis in the ordinary shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to any loss recognized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock. Gain or loss from the disposition of ordinary shares (as to which a "mark-to-market" election was made) in a year in which we are no longer a PFIC, will be capital gain or loss. An election to mark-to-market generally will apply to the taxable year in which the election is made and all subsequent taxable years.

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

F.   DIVIDEND AND PAYING AGENTS

     Not applicable.

G.   STATEMENT BY EXPERTS

     Not applicable.

H.   DOCUMENTS ON DISPLAY

     We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. As a "foreign private issuer," we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of the ordinary shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters. We post our Annual Report on Form 20-F on our Website (www.lanoptics.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the chairman of our board of directors who serves as our principal executive officer and our chief financial officer to allow timely decisions regarding required disclosure. Our management, including our acting principal executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our acting principal executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Our management, including our acting principal executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

     Our acting principal executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of the as of the end of the period covered by this annual report. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on their assessment, our acting principal executive officer and chief financial officer believe that, as of such date, we maintained effective internal control over financial reporting.

     This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     During the period covered by this Annual Report on Form 20-F, no changes in our internal controls over financial reporting have occurred that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Karen Sarid meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our principal executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. We undertake to provide without charge, upon request, written copies of the code of ethics. Requests should be addressed to LanOptics Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel, Attention: Investor Relations. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website. The code of ethics has been posted on our website at www.lanoptics.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

FEES PAID TO INDEPENDENT PUBLIC ACCOUNTANTS

The following table sets forth the fees billed by our independent registered public accountant firm for professional services rendered during each of the years indicated. All of such fees were pre-approved by our Audit Committee.

                               YEAR ENDED DECEMBER 31,
                               ----------------------
SERVICES RENDERED                 2005         2006
-----------------              --------      --------

Audit (1)                      $ 68,000      $ 85,000
Audit-related (2)                42,000        53,000
Tax (3)                          18,000         8,000
Total                          $128,000      $146,000

-----------------
     (1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

     (2) Audit-related fees in 2005 and 2006 relate to accounting consultation and audits in connection with our applications to the Office of the Chief Scientist, review of a registration statement filed with the Securities and Exchange Commission, employee benefit plans audits, and consultation concerning financial accounting and reporting standards.

     (3) Tax fees in 2005 and 2006 relate to services performed by the tax division for tax compliance, planning, and advice.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ISSUER PURCHASE OF EQUITY SECURITIES

     There were no shares purchased by us or on our behalf or by any affiliated purchaser during 2006.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-39 incorporated herein.

ITEM 19. EXHIBITS

  EXHIBIT NO.       DESCRIPTION OF EXHIBIT
  ----------        ----------------------

     1.1            Memorandum of Association of the Registrant (1)

     1.2            Articles of Association of the Registrant (2)

     4.1 Ordinary Share Purchase Agreement dated June 22, 2005 among the Registrant and the Investors therein (3)

     4.2            LanOptics Ltd. 2003 Amended and Restated Equity Incentive
                    Plan

     8.1            List of Subsidiaries

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

     12.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

     13.1 Certification of Chief Executive Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     13.2 Certification of Chief Financial Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     15.1 Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

----------------
     (1) Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.

     (2) Filed as Exhibit 3.2 to Amendment No. 1 of the Registrant's Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.

     (3) Filed as Exhibit 4.3 to Amendment No. 3 of the Registrant's Registration Statement on Form F-3, registration number 333-126416 and incorporated herein by reference.

                       LANOPTICS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                                 IN U.S. DOLLARS

                                      INDEX

                                                                        PAGE
                                                                      -------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 F-2

CONSOLIDATED BALANCE SHEETS                                          F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                                   F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)              F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           F-9 - F-39

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                                 LANOPTICS LTD.

     We have audited the accompanying consolidated balance sheets of LanOptics Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, in 2006 the Company adopted Financial Accounting Standard Board Statement No. 123(R) "Share-Based Payment".

                                                /s/ Kost Forer Gabbay & Kasierer
                                                -------------------------------
Haifa, Israel                                     KOST FORER GABBAY & KASIERER
March 29, 2007                                  A Member of Ernst & Young Global

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                  DECEMBER 31,
                                                                                             -----------------------
                                                                                  NOTE        2006            2005
                                                                                  ----       -------         -------
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                                                $12,186         $14,115
    Marketable securities                                                          4           5,472           5,437
    Trade receivables, net of allowance for doubtful accounts of $49
    at December 31, 2006 and 2005                                                              1,706             931
    Other accounts receivable and prepaid expenses                                 5             683             300
    Inventories                                                                    6           3,489           2,098
                                                                                             -------         -------

TOTAL current assets                                                                          23,536          22,881
                                                                                             -------         -------

LONG-TERM INVESTMENTS:
    Prepaid development and production costs, net                                  7             290             381
    Severance pay fund                                                                         1,951           1,564
                                                                                             -------         -------

TOTAL long-term investment                                                                     2,241           1,945

PROPERTY AND EQUIPMENT, NET                                                        8             352             351
                                                                                             -------         -------

INTANGIBLE ASSETS, NET                                                             9           3,633             861
                                                                                             -------         -------

GOODWILL                                                                          10          36,531           4,833
                                                                                             -------         -------

TOTAL assets                                                                                 $66,293         $30,871
                                                                                             =======         =======

The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                             DECEMBER 31,
                                                                                     ----------------------------
                                                                         NOTE          2006                2005
                                                                         ----        ---------          ---------
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
    Trade payables                                                                   $   1,017          $     338
    Other accounts payable and accrued expenses                           11             3,092              1,916
                                                                                     ---------          ---------

TOTAL current liabilities                                                                4,109              2,254
                                                                                     ---------          ---------

LONG-TERM LIABILITIES:
    Long-term loan                                                        12             3,337                 --
    Accrued severance pay                                                                2,464              1,990
    Warrants to Redeemable Preferred Shares in EZchip                     2k                --                253
                                                                                     ---------          ---------

TOTAL long-term liabilities                                                              5,801              2,243
                                                                                     ---------          ---------

EMPLOYEE STOCK OPTIONS IN EZchip                                                           557                 --
                                                                                     ---------          ---------

REDEEMABLE PREFERRED SHARES IN EZchip                                                       --             18,499
                                                                                     ---------          ---------

PREFERRED SHARES IN EZchip                                                2j            23,770             20,068
                                                                                     ---------          ---------

COMMITMENTS AND CONTINGENT LIABILITIES                                    13

SHAREHOLDERS' EQUITY (DEFICIENCY):
    Share capital
    Ordinary Shares of NIS 0.02 par value -                               14
    Authorized: 30,000,000 shares at December 31, 2006 and 2005;
    Issued and outstanding: 15,669,593 and 11,633,771 shares at
    December 31, 2006 and 2005, respectively                                                93                 75
    Additional paid-in capital                                                         117,716             61,185
    Accumulated other comprehensive loss                                                   (19)               (36)
    Accumulated deficit                                                                (85,734)           (73,417)
                                                                                     ---------          ---------

TOTAL shareholders' equity (deficiency)                                                 32,056            (12,193)
                                                                                     ---------          ---------

TOTAL liabilities and shareholders' equity (deficiency)                              $  66,293          $  30,871
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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                           YEAR ENDED DECEMBER 31,
                                                                          --------------------------------------------------------
                                                              NOTE          2006 (1)               2005                   2004
                                                              ----        ------------          ------------          ------------
Revenues                                                       16         $      8,469          $      5,848          $      4,746
Costs of revenues                                                                3,664                 2,350                 1,889
Amortization of existing technology                                                360                   291                   241
                                                                          ------------          ------------          ------------

Gross profit                                                                     4,445                 3,207                 2,616
                                                                          ------------          ------------          ------------

Operating expenses:
    Research and development, net                                                8,402                 8,215                 7,267
    In-process research and development charge                                   2,033                 1,475                    --
    Sales and marketing                                                          2,735                 2,245                 2,309
    General and administrative                                                   1,560                 1,398                 1,456
                                                                          ------------          ------------          ------------

Total operating expenses                                                        14,730                13,333                11,032
                                                                          ------------          ------------          ------------

Operating loss                                                                 (10,285)              (10,126)               (8,416)
Financial and other expenses , net                             17               (2,204)                 (312)                 (738)
                                                                          ------------          ------------          ------------

Loss before minority interest                                                  (12,489)              (10,438)               (9,154)

Minority interest in losses of EZchip                                              172                   206                    --
                                                                          ------------          ------------          ------------

Net loss before cumulative effect of change in
accounting principle                                                           (12,317)              (10,232)               (9,154)

Cumulative effect of change in accounting principle            2k                   --                  (115)                   --
                                                                          ============          ============          ============

Net loss                                                                  $    (12,317)         $    (10,347)         $     (9,154)
                                                                          ============          ============          ============

Net loss per share before cumulative effect of change
in accounting principle                                                   $      (1.05)         $      (0.92)         $      (0.98)
                                                                          ============          ============          ============
Net loss per share                                                        $      (1.05)         $      (0.93)         $      (0.98)
                                                                          ============          ============          ============

Weighted average number of Ordinary Shares used in
computing net loss per share                                                11,745,171            11,156,250             9,365,181
                                                                          ============          ============          ============

(1) The year ended December 31, 2006 includes equity based compensation pre-tax expense of $609, which was classified as follows: $8 to cost of revenues, $365 to research and development expenses, $122 to sales and marketing expenses and $114 to general and administrative expenses.

The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                                                    ACCUMULATED
                                                                                                  ADDITIONAL           OTHER
                                                                 ORDINARY          SHARE           PAID-IN         COMPREHENSIVE
                                                                  SHARES          CAPITAL          CAPITAL          INCOME (LOSS)
                                                                ----------         ------         ----------         ----------
Balance as of January 1, 2004                                    9,250,535         $   64         $   39,516         $       16

Issuance of shares, net                                          1,368,000              6             13,465                 --
Exercise of stock options                                            7,750           *)--                 40                 --
Compensation related to options granted to employees                    --             --                172                 --
Comprehensive loss:
     Unrealized losses on available-for-sale securities                 --             --                 --               (100)
     Net loss                                                           --             --                 --                 --
                                                                ----------         ------         ----------         ----------

Total comprehensive loss

Balance as of December 31, 2004                                 10,626,285             70             53,193                (84)

Issuance of shares, net                                          1,006,486              5              7,951                 --
Exercise of stock options                                            1,000           *)--                  3                 --
Compensation related to options granted to employees                    --             --                 38                 --
Comprehensive loss:
     Unrealized losses on available-for-sale securities                 --             --                 --                 48
     Net loss                                                           --             --                 --                 --
                                                                ----------         ------         ----------         ----------

Total comprehensive loss


Balance as of December 31, 2005                                 11,633,771             75             61,185                (36)
Issuance of shares, net                                          3,878,235             18             55,612                 --
Exercise of stock options                                          157,587           *)--                867                 --
Compensation related to options granted to employees                    --             --                 52                 --
Comprehensive loss:
     Unrealized income on available-for-sale securities                 --             --                 --                 17
     Net loss                                                           --             --                 --                 --
                                                                ----------         ------         ----------         ----------

Total comprehensive loss

Balance as of December 31, 2006                                 15,669,593         $   93         $  117,716         $      (19)
                                                                ==========         ======         ==========         ==========

                                                                                                         TOTAL
                                                                                      TOTAL          SHAREHOLDERS'
                                                                ACCUMULATED        COMPREHENSIVE         EQUITY
                                                                  DEFICIT             LOSS           (DEFICIENCY)
                                                                ----------          ---------         ----------

Balance as of January 1, 2004                                   $  (53,916)                           $  (14,320)

Issuance of shares, net                                                 --                                13,471
Exercise of stock options                                               --                                    40
Compensation related to options granted to employees                    --                                   172
Comprehensive loss:
     Unrealized losses on available-for-sale securities                 --          $    (100)              (100)
     Net loss                                                       (9,154)            (9,154)            (9,154)
                                                                ----------          ---------         ----------

Total comprehensive loss                                                               (9,254)
                                                                                    =========
Balance as of December 31, 2004                                    (63,070)                               (9,891)

Issuance of shares, net                                                 --                                 7,956
Exercise of stock options                                               --                                     3
Compensation related to options granted to employees                    --                                    38
Comprehensive loss:
     Unrealized losses on available-for-sale securities                 --                 48                 48
     Net loss                                                      (10,347)           (10,347)           (10,347)
                                                                ----------          ---------         ----------

Total comprehensive loss                                                              (10,299)
                                                                                    =========

Balance as of December 31, 2005                                    (73,417)                              (12,193)
Issuance of shares, net                                                 --                                55,630
Exercise of stock options                                               --                                   867
Compensation related to options granted to employees                    --                                    52
Comprehensive loss:
     Unrealized income on available-for-sale securities                 --                 17                 17
     Net loss                                                      (12,317)           (12,317)           (12,317)
                                                                ----------          ---------         ----------

Total comprehensive loss                                                            $ (12,300)
                                                                                    =========
Balance as of December 31, 2006                                 $  (85,734)                           $   32,056
                                                                ==========                            ==========

*)   Less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                           YEAR ENDED DECEMBER 31,
                                                                               --------------------------------------------
                                                                                 2006              2005              2004
                                                                               --------          --------          --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                       $(12,317)         $(10,347)         $ (9,154)
Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                                   682               625               661
    In-process research and development charge                                    2,033             1,475                --
    Interest and amortization of premium/discount of marketable
    securities                                                                      (85)              152               275
    Realized loss related to sale of marketable securities                           --                 9                 5
    Accrued interest and revaluation to fair value of Redeemable
    Preferred Shares in EZchip                                                    2,649               890               804
    Capital gain from sale of property and equipment                                 --                (3)               (1)
    Accrued severance pay, net                                                       87               (70)              209
    Amortization of discount on long-term loan                                       80                --                88
    Stock-based compensation related to options granted to employees
    in the Company and EZchip                                                       609                38               172
    Minority interest in losses of EZchip                                          (172)             (206)               --
    Cumulative effect of change in accounting principle                              --               115                --
    Change in fair value of warrants to Redeemable Preferred Shares                  (9)               (9)               --
    Increase in trade receivables                                                  (775)             (151)             (343)
    Decrease (increase) in other accounts receivable and prepaid
    expenses                                                                       (383)              403              (350)
    Increase in inventory                                                        (1,391)             (819)             (875)
    Increase (decrease) in trade payables                                           680              (518)              654
    Increase (decrease) in other accounts payable and accrued expenses            1,176              (562)              (87)
                                                                               --------          --------          --------

Net cash used in operating activities                                            (7,136)           (8,978)           (7,942)
                                                                               --------          --------          --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in marketable securities                                              (5,471)               --           (10,820)
Proceeds from sale and redemption of marketable securities debt                   5,495             6,566             3,739
Purchase of property and equipment                                                 (231)             (217)             (206)
Proceeds from sale of property and equipment                                                           14                11
                                                                               --------          --------          --------

Net cash provided by (used in) investing activities                            $   (207)         $  6,363          $ (7,276)
                                                                               --------          --------          --------

The accompanying notes are an integral part of the consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                         YEAR ENDED DECEMBER 31,
                                                                             --------------------------------------------
                                                                               2006              2005              2004
                                                                             --------          --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net                                                      $     --          $    (11)         $ 13,471
Issuance of Redeemable Preferred Shares in EZchip, net                             --             3,028             2,563
Proceeds from exercise of options                                                 867                 3                40
Proceeds from exercise of options in EZchip                                       172               206                --
Proceeds from exercise of warrants to Redeemable Preferred Shares in
EZchip                                                                            375                --                --
Proceeds from long-term loan                                                    4,000                --                --
Repayment of long-term loan                                                        --                --            (1,500)
                                                                             --------          --------          --------

Net cash provided by financing activities                                       5,414             3,226            14,574
                                                                             --------          --------          --------

Increase (decrease) in cash and cash equivalents                               (1,929)              611              (644)
Cash and cash equivalents at the beginning of the year                         14,115            13,504            14,148
                                                                             --------          --------          --------

Cash and cash equivalents at the end of the year                             $ 12,186          $ 14,115          $ 13,504
                                                                             ========          ========          ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:
Cash paid during the year for:
Interest on long term loan                                                   $    110          $     --          $     56
                                                                             ========          ========          ========

NON-CASH ACTIVITIES:
EZchip shares acquisition (see Notes 3g & 3h):
    Book value of EZchip's Preferred A, B, C and
    Ordinary Shares acquired by the Company                                    18,808             1,142                --
Intangible assets acquired:
    Existing technology                                                         2,752               517                --
    Backlog                                                                       240                --                --
    Customer base                                                                 141                --                --
    Goodwill                                                                   31,698             4,833                --
    In-process research and development                                         2,033             1,475                --
                                                                             --------          --------          --------

    Value of shares acquired                                                 $ 55,672          $  7,967          $     --
                                                                             ========          ========          ========

Reclassification of Redeemable Preferred Shares to Preferred
Shares in EZchip upon shares acquisition transaction (see Note
3h)                                                                          $  9,983          $     --          $     --
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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a. LanOptics Ltd. ("the Company") was incorporated as a limited liability company under the laws of the State of Israel in 1989. The Company is now operating in the segment of network processors, through its business unit, EZchip Technologies Ltd., ("EZchip"), a fabless semiconductor company that provides high-speed network processors.

          EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.

          EZchip was established in December 1999 as a wholly-owned subsidiary of the Company. Over the years EZchip raised funds from third party investors while diluting the Company's holding. As of December 31, 2006, the Company holds 77.8% of EZchip shares and voting rights. During 2001, EZchip established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip's products.

     b. The Company's Ordinary Shares are traded on the NASDAQ Capital Market under the symbol "LNOP" and on the Tel-Aviv Stock Exchange. Prior to April 14, 2003, the Company's Ordinary Shares were traded on the NASDAQ National Market.

     c. All of the Company's network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's increasing business, the Company is and will likely continue to be dependent upon such subcontractors to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient capacity to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company's demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the year ended December 31, 2006 these major subcontractors accounted for approximately 80% of the Company's cost of revenues.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements were prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") applied on a consist basis except as described in p below are as follows:

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     b.   Financial statements in U.S. dollars:

          The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar. Most of the revenues are denominated and earned in U.S. dollars, and most purchases of materials and components are made in U.S. dollars, Financing and investing activities, including equity transactions and cash investments, are made in U.S. dollars and most of its assets are denominated in U.S. dollars. Thus, the functional and reporting currency of the Company and EZchip is the U.S. dollar.

          Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with the Statement of Financial Accounting Standard Board No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

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

     e.   Marketable securities:

          The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. As of December 2006 and 2005, all marketable securities were designated as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported as a separate component of shareholders' equity, accumulated other comprehensive income
          (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

          Following SEC Staff Accounting Bulletin No. 59, management evaluates in each period whether declines in the market value of its securities are other than temporary. Where such declines are determined to be other than temporary, the related unrealized loss is recorded as a write-down included in financial expenses.

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

          The annual depreciation rates are as follows:

                                                            PERCENTAGE (%)
                                                      --------------------------
Office furniture and equipment                                     6
Computers, software and electronic equipment                      33
                                                      Over the less than term of
Leasehold improvements                                 the lease or useful life

     h.   Impairment of long-lived assets:

          The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the years 2006, 2005 and 2004, no impairment losses have been identified.

     i.   Goodwill and intangible assets:

          Goodwill reflects the excess of the purchase price of business an acquired business over the fair value of net assets acquired.

          The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets ("SFAS No. 142"). Under SFAS No. 142, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     i.   Goodwill and intangible assets (cont.):

          SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment.

          In the first phase of impairment testing, goodwill attributable the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. As of December 31, 2006, no instances of impairment were found.

          Intangible Assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. The Company amortizes its intangible assets on a straight line basis.

     j.   Redeemable Preferred Shares in EZchip and Preferred Shares in EZchip:

          Until December 31, 2005, investments by third parties in Redeemable Preferred Shares and in Preferred Shares in EZchip were presented as two separate components in the balance sheet. Following the acquisition of certain EZchip shares by the Company on December 22, 2006 (see also Notes 3e and 3h), the Redeemable Preferred Shares were classified as Preferred Shares in the EZchip account

          Redeemable Preferred Shares in EZchip may be redeemed at the request of the majority holders of such shares after March 2007 (four years after the original issuance date), at a price per share equal to the greater of (a) the original per share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% coupon interest compounded annually or (b) the fair market value of such shares.

          Through December 22, 2006, the date on which the Company acquired certain EZchip shares (see Note 3h), the Redeemable Preferred Shares balances included an accrual reflecting the higher of (a) or (b) above. The total accretion for the years ended December 31, 2006, 2005 and 2004, were $2,650, $891 and $804, respectively. Following the aforementioned acquisition of EZchip shares , the Company stopped the accretion to redemption value since the Company acquired the majority of the Redeemable Preferred Shares and as such, the redemption right is within the control of the Company (see Note 3e).

     k.   Warrants to Redeemable Preferred Shares in EZchip:

          In April 2003, EZchip granted a warrant to purchase Preferred C Shares in connection with a Loan Agreement with a third party. The loan was repaid in August 2004.

          EZchip accounts for such warrants in accordance with FASB Staff Position FASB Statement No. 150 "Accounting for certain financial Instruments with Characteristics of both liabilities and Equity" (FSP FAS-150-5). Under FSP FAS-150-5 these warrants are classified as liabilities and are carried at their fair value. The guidance of this FSP was applied in the first interim period beginning after June 30, 2005 and resulted in a cumulative affect of a change in accounting principles of $115.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     k.   Warrants to Redeemable Preferred Shares in EZchip (cont.):

          Changes in fair value of these warrants are charged to the statements of operations in each reporting period. The fair value of the warrants was determined using the "Black - Scholes" option pricing model, with the following assumptions as of December 22, 2006 and December 31, 2005: risk free interest rate of 4.1% and 3.72%, dividend yield of 0%, expected life of between 5.0 to 5.75 years and expected volatility of 80%. The computation of expected volatility is based on realized historical stock price volatility of peer companies. As of December 31, 2006 and 2005 the Company recorded income related to the change in fair value of these warrants in the amount of $9 each year.

          These warrants were exercised and the underlying Preferred C Shares were purchased by the Company on December 22, 2006 (see Note 3h).

     l.   Research and development costs:

          Research and development costs net of participation grants are charged to expenses as incurred.

     m.   Severance pay:

          The liability of the Company and its Israeli subsidiary for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and is presented on an undiscounted basis. Employees are entitled to one month's salary for each year of employment or a portion thereof. The liability for all of the employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

          Severance expenses for the years ended December 31, 2006, 2005 and 2004 were $42, $(36) and $193, respectively.

     n.   Income taxes:

          The Company and its affiliates account for income taxes in accordance with SFAS No.109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     o.   Net losses per share:

          Basic net loss per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net losses per share are computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128 "Earnings Per share"("SFAS No. 128").

          For the years ended December 31, 2006, 2005 and 2004, all outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per share because all such stock options were anti-dilutive. The total weighted average number of Ordinary Shares related to options and warrants excluded from the calculation of diluted net loss per share were 813,952, 971,539 and 572,539 for the years ended December 31, 2006, 2005 and 2004, respectively.

     p.   Accounting for stock based compensation:

          Prior to January 1, 2006, the Company accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB-25"), and related Interpretations, as permitted by FASB Statement No.123, Accounting for Stock-Based Compensation. No stock-based employee compensation costs were recognized in the Statement of Operations of the Company for the years ended December 31, 2006, 2005 and 2004, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

          Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment ("SFAS 123(R)"), using the modified prospective transition method. Under that transition method, compensation cost recognized in year 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

          As a result of adopting SFAS 123(R) on January 1, 2006, the Company's net loss for the year ended December 31, 2006 was $609 higher than if it had continued to account for share-based compensation under APB 25. Basic and diluted net loss per share for the year ended December 31, 2006 is $0.05 lower than if the Company had continued to account for share-based compensation under APB 25.

          The Company recognizes compensation expenses for the fair value of its awards, based on the straight line method over the requisite service period.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   Accounting for stock based compensation (cont.):

          GRANTS FOR TWELVE MONTHS ENDED DECEMBER 31, 2006 IN EZCHIP:

          The weighted-average estimated fair value of employee stock options granted in EZchip during 2006 as calculated by a third party appraiser is $0.49 per option using the Black and Scholes model with the following weighted-average assumptions (annualized percentages):

                                                       YEAR ENDED
                                                   DECEMBER 31, 2006
                                               ---------------------------
          Volatility                                   77.5%-80%
          Risk-free interest rate                     4.36%-5.04%
          Dividend yield                                   0%
          Pre vesting forfeiture rate                     1.7%

          EZchip used peer companies stock price data for calculating volatility in accordance with SFAS 123(R), allowing exclusive reliance on historical volatility. The Company has no reason to believe that its applicable future volatility for the expected term is likely to differ from the historical measures as determined according to the peer companies' stock price data. The computation of historical volatility uses a simple average calculation method, a sequential period of historical data at least equal to the expected term of the employee stock option, and a reasonably sufficient number of price observations are used. As a result of the above-mentioned calculations, the weighted-average volatility used in the model in 2006 is 79.5%.

          EZchip's Ordinary Share fair value was calculated by a third party appraiser and the weighted average price for 2006 was $0.75.

          Prior to the year ended December 31, 2006, EZchip had used peer companies stock price data for calculating volatility in accordance with SFAS 123 for purposes of presenting its pro forma information.

          The risk-free interest rate assumption is based on observed interest rates appropriate for the term of EZchip's employee stock options. The weighted average interest rate used for the year ended December 31, 2006 was 4.85`%.

          The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected life for options granted in EZchip during year 2006 is in the range from 4.46 to 4.66 years.

          EZchip is required to assume a dividend yield as an input in the Black and Scholes model. The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the year ended December 31, 2006 was 0%.

          The expected annual pre-vesting forfeiture rate (the percentage of options cancelled every year prior to vesting) affects the number of exercisable options. Based on EZchip's employment termination history, the annual pre-vesting forfeiture rate is 1.7%.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   Accounting for stock based compensation (cont.):

          GRANTS BY THE COMPANY:

          The fair value for options granted by the Company were estimated at the date of grant using the Black and Scholes valuation model with the following assumptions for 2003: risk-free interest rates of 2.98%; dividend yields of 0%; expected life for an option of four years and excepted volatility of 83.6%. No options were granted by the Company during 2006, 2005 and 2004.

          Pro forma information under SFAS 123 (R)

          The following table illustrates the assumptions that had been used in calculating the fair value for options granted to EZchip's employees in 2004 and 2005. These options are amortized over their vesting period and their fair value was estimated at the date of grant using the Black-Scholes pricing model:

                                                    YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                   2005                2004
                                                 -------              -------
           Dividend yield                             0%                   0%
           Expected volatility                       80%                  50%
           Risk-free interest                      4.28%                3.08%
           Expected life of up to                6 years              4 years

          The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No.123 to options granted under the Company's and EZchip's stock options plans in all periods presented:

                                                                     2005              2004
                                                                   --------          --------
Net loss as reported                                               $(10,347)         $ (9,154)
Add: stock-based employee compensation expense determined
under fair value based method                                          (568)           (1,219)
Deduct: stock-based employee compensation expense included
in reported net loss                                                     38               172
                                                                   --------          --------

Pro forma net loss                                                 $(10,877)         $(10,201)
                                                                   ========          ========

Net loss per share, as reported                                    $  (0.93)         $  (0.98)
                                                                   ========          ========

Pro forma net loss per share                                       $  (0.98)         $  (1.09)
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

          Revenues from network processors chips and network processors based systems are recognized upon delivery in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition" ("SAB 104"), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. The Company does not have any significant obligations after delivery.

          Revenues from sales of software tools and maintenance and support services, which are sold separately from other products, are recognized in accordance with Statement of Position 97-2, "Software Revenues Recognition" ("SOP 97-2"). The Company uses the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value only exists for the maintenance.

          In certain instances, the Company sells network processors based systems together with software tools and maintenance and support services. In those cases the Company complies with the requirements set forth in EITF 00-21 "Revenue Arrangements with multiple Deliverables", relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

          The Company does not grant a right of return to its customers. In addition if a transaction sale does not meet all the criteria the revenue is deferred until all criteria are met.

          Deferred revenues include unearned amounts received from maintenance and support services and amounts received from customers but not recognized as revenues.

     r.   Advertising expenses:

          Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $132, $120 and $142, respectively.

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     s.   Concentrations of credit risk (cont.):

          The trade receivables of the Company are derived from sales to customers located mainly in North America, the Far East, Europe and Israel. The Company performs ongoing credit evaluations of its customers, and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

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

          The fair value of marketable securities is based on quoted market prices. If the market value is lower than the amortized cost for an other-than-temporary period, then the amortization is included in the financial expenses. As for the fair value of the marketable securities see Note 4.

          The carrying amounts of the Company's long-term loan approximate its fair value. Fair value was estimated according to similar loans.

     u.   Royalty-bearing grants:

          Royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the "OCS") for funding approved research and development projects are recognized at the time EZchip is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. Research and development grants recognized in 2006 amounted to $1,003. The Company did not recognize any research and development grants in 2004 and 2005.

          To date, the Company has not accrued or paid any royalties pursuant to the OCS program. When and if accrued or paid, royalties will be recorded as part of cost of revenues.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     v.   Impact of recently issued accounting standards:

          1.   FASB Interpretation No. 48:

               In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

               FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for income taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

               FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

               FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting FIN 48.

          2.   SFAS No. 157:

               In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies for those previously issued pronouncements that prescribe fair value as the relevant measure of value, except for SFAS No. 123(R) and related interpretations. The statement does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to represent fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     v.   Impact of recently issued accounting standards (cont.):

          3.   SFAS No. 159:

               In February, 2007, the FASB issued SFAS No. 159, "The Fair Value of Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

NOTE 3:- INVESTMENT IN EZCHIP

     a. In March 2003, EZchip issued to the Company and to third parties 16,542,267 Series C Redeemable Preferred Shares, in consideration of $13,500. The net amount of $10,928, which was invested by third parties, was recorded as Redeemable Preferred Shares in EZchip.

     b. In March 2004, EZchip issued an additional 9,802,825 Series C Redeemable Preferred Shares to the Company and to third parties, for a total consideration of $8,000. The net amount of $2,563, which was invested by third parties, was recorded as Redeemable Preferred Shares in EZchip.

     c. In July 2005, EZchip issued an additional 12,253,531 Series C Redeemable Preferred Shares to the Company and to third parties, for a total consideration of $10,000. The net amount of $3,028, which was invested by third parties, was recorded as Redeemable Preferred Shares in EZchip.

     d. In August 2006, EZchip issued an additional 910,000 Series C Redeemable Preferred Shares to third parties in connection with a loan (see Note 12). The fair value of the shares was recorded as Redeemable Preferred Shares in EZchip.

     e. Pursuant to the terms of the Series C Redeemable Preferred Shares, after March 2007, holders of majority of the shares of Series C Redeemable Preferred Shares of EZchip may request redemption of the shares. If redemption is requested, the shares are to be redeemed at a price per share equal to the greater of (a) the original Series C Redeemable Preferred Share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% coupon interest compounded annually or (b) the fair market value of such shares. Following the Company's acquisitions of 9,524,388 Series C Redeemable Preferred Shares on June 23, 2005 and on December 22, 2006 (see Notes 3g and 3h), the Company holds a majority of the outstanding Series C Redeemable Preferred Shares. As a result, a redemption request cannot be delivered to EZchip without the consent of the Company.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- INVESTMENT IN EZCHIP (CONT.)

     f. In May 2003, the Company executed an agreement with the four largest minority shareholders of EZchip (the "Major Shareholders"), pursuant to which the Company offered to the Major Shareholders the right to exchange all their shares in EZchip for Ordinary Shares of the Company. The exchange right is contingent upon at least two of the Major Shareholders electing to exchange their EZchip's shares for Company Ordinary Shares in accordance with the agreed terms.

               1. If at least two of the four Major Shareholders elect to exchange their EZchip shares for Company Ordinary Shares, then all of the holders of EZchip's Preferred Shares will be offered to participate in exchange at the same terms.

               2. If at least three out of the four Major Shareholders in EZchip elect to exchange their EZchip shares for Company Ordinary Shares then the fourth Major Shareholder will be compelled to participate in the exchange transaction.

               3. Under the agreement, the exchange ratio will be calculated according to a formula determined between the Company and the Major Shareholders in good faith taking into consideration the business situation applicable at the time of exchange with no differences between the series of EZchip shares.

          The exchange right is in effect until the earlier of the (1) Initial Public Offering ("IPO") of EZchip's securities and (2) the sale of substantially all of EZchip assets or securities.

          As of December 31, 2006, two of the four Major Shareholders exercised their right to exchange their EZchip shares for Company Ordinary Shares (see Note 3h).

     g. On June 23, 2005, the Company acquired 2,378,924 Ordinary Shares, 831,667 Preferred A Shares, 110,619 Preferred B Shares and 245,070 Redeemable Preferred C Shares of EZchip, in consideration of the issuance of 1,006,486 Ordinary Shares of the Company. The total fair value of the Company Ordinary Shares issued for the acquisition was $7,967 based on the average share prices of the Company Ordinary Shares two days before and two days after the announcement.

     h. Following the election of two Major Shareholders to exchange their Preferred Shares of EZchip for Company Ordinary Shares, on December 22, 2006, the Company acquired 4,166,666 Preferred A Shares, 1,106,194 Preferred B Shares and 7,909,811 Redeemable Preferred C Shares of EZchip, in consideration of the issuance of 3,521,566 Ordinary Shares of the Company. On December 22, 2006, the Company also acquired from the Lenders (as described in Note 12 below) 1,369,507 Redeemable Preferred C Shares of EZchip in consideration of the issuance of 356,669 Ordinary Shares of the Company. The total fair value of the Company Ordinary Shares issued for the acquisition was $55,672 based on the average share prices of the Company Ordinary Shares two days before and two days after the announcement.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- INVESTMENT IN EZCHIP (CONT.)

     i. Each of the EZchip share acquisitions was accounted for according to the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition.

          The purchase price allocations are as follows:

                                                            DECEMBER 22,      JUNE 23,
PURCHASE PRICE ALLOCATION                                      2006            2005
-------------------------                                     -------         -------
EZchip's Preferred A,B,C and Ordinary Shares acquired         $18,808         $ 1,142
Intangible assets acquired:
     In-process research and development (1)                    2,033           1,475
     Existing technology (2)                                    2,752             517
     Backlog (3)                                                  240              --
     Customer Base (2)                                            141              --
     Goodwill (4)                                              31,698           4,833
                                                              -------         -------

Total consideration                                           $55,672         $ 7,967
                                                              =======         =======

               (1) The Company recorded a charge of $2,033 with respect to the December 22, 2006 shares acquisition and a charge of $1,475 with respect to the June 23, 2005 shares acquisition related to in-process research and development for projects which have not yet reached technological feasibility and which have no alternative future use.

               (2) The existing technology and the customer base are amortized using the straight-line method over their useful life, which is between four to five years.

               (3) The backlog is amortized according to a shipment schedule, which calls for shipments during the first quarter of 2007.

               (4) Goodwill in the amount of $31,698 related to the December 22, 2006 shares acquisition and $4,833 related to the June 23, 2005 shares acquisition represents the excess of the purchase price over the fair value of the assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 4:- MARKETABLE SECURITIES

     As of December 31, 2006 and 2005 all of the Company's securities were classified as available-for-sale.

                                    DECEMBER 31, 2006                     DECEMBER 31, 2005
                          ---------------------------------       ---------------------------------
                                       GROSS                                   GROSS
                        AMORTIZED    UNREALIZED      MARKET      AMORTIZED   UNREALIZED      MARKET
                          COST         LOSSES        VALUE         COST        LOSSES        VALUE
                          ------       ------        ------       ------       ------        ------
Available-for-sale:
   Corporate debts        $5,491       $  (19)       $5,472       $1,951       $  (24)       $1,927
   US government
debts                         --           --            --        3,522          (12)        3,510
                          ------       ------        ------       ------       ------        ------

Total                     $5,491       $  (19)       $5,472       $5,473       $  (36)       $5,437
                          ======       ======        ======       ======       ======        ======

                                       2006
                                -------------------
                               AMORTIZED     MARKET
                                 COST        VALUE
                                ------       ------
Available-for-sale:
   Matures in one year          $  996       $  993
   Matures after one year       $4,495       $4,479
                                ------       ------
Total                           $5,491       $5,472
                                ======       ======

     For the years ended December 31, 2006, 2005 and 2004, the unrealized gain (losses) amounted to $17, $48 and $(100), respectively.

     For the year ended December 31, 2006, unrealized losses in the Company's investments in corporate debt instruments are mainly attributed to interest rate fluctuations. As the Company has the ability to hold these investments until maturity, it is expected that these securities would not be settled at a price less than the amortized cost of the Company's investment. Therefore, the debt instruments were not considered to be other than temporarily impaired at December 31, 2006.

NOTE 5:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                DECEMBER 31,
                             ---------------
                             2006       2005
                             ----       ----

Government authorities       $331       $ 64
Prepaid expenses              309        204
Others                         43         32
                             ----       ----
Total                        $683       $300
                             ====       ====

NOTE 6:- INVENTORIES

                            DECEMBER 31,
                        -------------------
                         2006         2005
                        ------       ------

Raw materials           $  416       $  202
Work in progress           284           69
Finished products        2,789        1,827
                        ------       ------
Total                   $3,489       $2,098
                        ======       ======

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- PREPAID DEVELOPMENT AND PRODUCTION COSTS, NET

     During 2000, the Company recorded prepaid development and production costs in the amount of $2,134 pursuant to an agreement signed between EZchip and IBM. According to the agreement, EZchip issued to IBM fully vested non-forfeitable Ordinary Shares and was also obligated to future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, which consists of the following:

          a) Production: Access to unique semiconductor communications cores and technologies, and

          b) Development: IBM agreed to develop specialized high-performance embedded DRAM cores, which meet the requirements of EZchip's 10-Gigabit wire-speed processing.

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

     The Ordinary Shares that were issued were valued in accordance with EZchip's fair value estimation at the date of this agreement. Accordingly, prepaid costs totaling $2,134 were allocated between prepaid development services of $1,500, and prepaid production services of $634. Development costs are amortized upon achievement of milestones determined in the agreement. As of December 31, 2003 the development costs were fully amortized.

     Production costs are included in cost of sales based on quantities produced. The production costs are amortized according to the ratio of units produced and the estimated units to be manufactured.

     For the years ended December 31, 2006, 2005 and 2004, amortization expenses related to the production cost amounted to $91, $95 and $47, respectively.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- PROPERTY AND EQUIPMENT, NET

                                                          DECEMBER 31,
                                                      ------       ------
                                                       2006         2005
                                                      ------       ------

Cost:
   Office furniture and equipment                     $   11       $   10
   Computers, software and electronic equipment        3,623        3,394
   Leasehold improvements                                 57           56
                                                      ------       ------
Total cost                                             3,691        3,460
                                                      ------       ------

Accumulated depreciation:
   Office furniture and equipment                          2            2
   Computers, software and electronic equipment        3,301        3,079
   Leasehold improvements                                 36           28
                                                      ------       ------
Total accumulated depreciation                         3,339        3,109
                                                      ------       ------

Depreciated cost                                      $  352       $  351
                                                      ======       ======

     Depreciation expenses for the years ended December 31, 2006, 2005 and 2004, amounted to $230, $239 and $376, respectively.

NOTE 9:- INTANGIBLE ASSETS, NET

                                         DECEMBER 31,
                                     ------       ------
                                      2006         2005
                                     ------       ------

Cost:
   Existing technology               $4,472       $1,720
   Customer Base                        141           --
   Backlog                              240           --
                                     ------       ------
Total cost                           $4,853        1,720
                                     ------       ------

Accumulated amortization:
   Existing technology                1,219          859
   Customer Base                          1
   Backlog                               --           --
                                     ------       ------
Total accumulated amortization        1,220          859
                                     ------       ------

Amortized cost                       $3,633       $  861
                                     ======       ======

     Amortization expenses for the years ended December 31, 2006, 2005 and 2004, amounted to $361, $291 and $241, respectively.

     Following is the estimated amortization expenses in respect of identifiable intangible assets:

     YEAR ENDED DECEMBER 31,
     -----------------------
     2007                        $   1,223
     2008                        $     827
     2009                        $     827
     2010                        $     756

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- GOODWILL

     The following table presents details of the Company's total goodwill:

As of December 31, 2005                                $ 4,833
Goodwill resulted from EZchip shares acquisition
(see Note 3h)                                           31,698
                                                       -------

As of December 31, 2006                                $36,531
                                                       =======

NOTE 11:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                         DECEMBER 31,
                                     ------       ------
                                      2006         2005
                                     ------       ------

Employees and payroll accruals       $1,507       $1,225
Accrued expenses                      1,228          585
Deferred revenues                       357          106
                                     ------       ------
                                     $3,092       $1,916
                                     ======       ======

NOTE 12:- LONG-TERM LOAN

     In August 2006, EZchip entered into a Credit Agreement (the "Credit Agreement") with third parties (the "Lenders") pursuant to which the Lenders agreed to make a $4,000 line of credit available to EZchip, which may be increased by an additional $2,000 upon EZchip's achievement of certain milestones.

     Under the terms of the Credit Agreement, EZchip may draw amounts under the line of credit from time to time until August 2007 at which time the drawn and unpaid amount shall be fixed and the revolving line of credit facility shall become a loan (the "Loan").

     As of December 31, 2006, EZchip has a balance of $2,000 of unused line of credit.

     The Loan bears annual interest of LIBOR+3% for the first two years and LIBOR+4.5% for the third year. The principal of the Loan shall be repaid in 12 equal monthly payments, commencing August 2008.

     As part of the Credit Agreement, EZchip issued to the Lenders 910,000 Series C Redeemable Preferred Shares. The Series C Redeemable Preferred Shares were recorded at fair value and were presented as a discount on the Loan in the amount of $743. The discount on the Loan is amortized as financial expenses over a period of 3 years.

     EZchip granted the Lenders a first ranking floating charge on all EZchip's present and future tangible and intangible assets and rights to secure the Loan.

     The 910,000 Series C Redeemable Preferred Shares in EZchip were acquired by the Company in December 2006, in exchange for Company Ordinary Shares (see
     Note 3h).

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES

     a.   Lease commitments:

          1. The Company and its subsidiary lease their facilities under operating lease agreements, which will expire in 2008. The minimum lease payments under non-cancelable operating leases are as follows:

                      YEAR ENDED DECEMBER 31,
               ---------------------------------------
               2007                                        $ 339
               2008                                        $  28

               In the event the Company will decide to terminate the operating lease agreement, it must provide 90 days prior notice.

               EZchip leases two offices in the U.S. under lease agreement, which it renews every six months for a monthly payment of $7.

               Total rent expenses for the Company and for its subsidiaries, for the years ended December 31, 2006, 2005 and 2004, amounted to $420, $419 and $414, respectively.

          2. The Company and EZchip lease motor vehicles under operating lease agreements, which will expire in 2009. The minimum lease payments under non-cancelable operating leases are as follows:

               YEAR ENDED DECEMBER 31,
               ---------------------------------------
               2007                                        $ 331
               2008                                          201
               2009                                           86
                                                           -----
                                                           $ 618
                                                           =====

               The Company can terminate the motor vehicle lease agreement before 2009, by compensation of one to three months charges for leasing contracts that are less than three years.

               Leased motor vehicles expenses for the years ended December 31, 2006, 2005 and 2004, amounted to $767, $605 and $572, respectively.

     b.   Royalties commitments:

          EZchip is participating in programs sponsored by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel ("OCS") for the support of research and development activities.

          In April 2006, EZchip received an approval from the OCS for its participation in research and development costs of EZchip, in an amount of approximately $1,950 based on a budget approved by the OCS. Pursuant to such program, the OCS will participate in 50% of the approved project for a period of one year ending March 31, 2007.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     b.   Royalties commitments (cont.):

          In connection with the grant, EZchip is obligated to pay royalties to the OCS calculated at the rate of 3%-3.5% of sales of the products developed with the OCS's participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR.

          As of December 31, 2006, the cumulative amount of royalty bearing participations received by EZchip was $1,259 which represents the outstanding contingent obligation to pay royalties as of that date.

NOTE 14:- SHAREHOLDERS' EQUITY (DEFICIENCY)

     a.   Company's shares:

          1. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

          2. On November 24, 2004, the Company signed an Investment Agreement ("Investment Agreement") with investors pursuant to which the Company issued 1,368,000 Ordinary Shares for a net total consideration of $13,471. In addition, the investors were granted warrants to purchase 478,800 Ordinary Shares at an exercise price of $15.5 per share with an exercise period of five years. According to the Investment Agreement the Company was required to effect a registration statement permitting the resale of the shares underlying the Investment Agreement and to keep such registration effective until 2009. Any delay in registration and/or effectiveness will result in liquidated damages (and not penalty, as stated in the Agreement), to be paid in cash to the investors. The Company classified the warrants as equity according to EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to and potentially settled in a Company's own stock" ("EITF 00-19"). In December 2004, the Company filed a Form F-3 registration statement registering the underlying shares, including the underlying shares related to the warrants, which was declared effective within the time period required in the Investment Agreement.

          3. The Company issued 3,828,235 and 1,006,486 Ordinary Shares during 2006 and 2005, respectively, in connection with the acquisition of EZchip shares (see also Notes 3g and 3h).

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:-         SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

     b.   EZchip's shares:

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

     b.   EZchip's shares (cont.):

          6.   Liquidation preference:

               The liquidation preference of the Preferred Shares includes the following:

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

NOTE 14:- SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

     b.   EZchip's shares (cont.):

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

               -    Change EZchip's by-laws or articles of incorporation.

     c.   Stock option plans:

          LANOPTICS STOCK OPTION PLANS:

          Since 1993, LanOptics has granted options to purchase Ordinary Shares to key employees, directors and shareholders pursuant to the LanOptics 1992 Stock Option Plan as an incentive to attract and retain qualified personnel. Under the terms of these grants, options, generally, become exercisable ratably over a four-year period commencing with the date of grant. The options generally expire no later than six years from the date of the grant, and are non-transferable, except under the laws of succession. LanOptics' 1992 Israeli Stock Option Plan expired in November 2002. There were approximately 140,000 options for Ordinary Shares that remained unissued upon the expiration of the 1992 Plan. As of December 31, 2006 there were 147,652 options outstanding pursuant to the 1992 plan.

          On October 2003, the Company adopted the 2003 Israeli Share Option Plan. The plan was amended in December 2006 and renamed the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan (as amended, the "2003 Israel Plan"). The total number of Ordinary Shares that are available for grant under the 2003 Israel Plan is 270,000, which is reduced by three shares for each restricted share unit that the Company will grant under the plan and by one share for each option that the Company will grant under the plan. Awards under the 2003 Israel Plan are issued to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. The 2003 Israel Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant. Awards that will be granted under the 2003 Israel Plan will be generally exercisable over four years. Awards that are not exercised will become available for further grant.

          As of December 31, 2006, the Company did not grant any restricted share units under the 2003 Israel Plan.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

     c.   Stock option plans (cont.):

          Transactions related to the grant of options to employees under the above plans during the years ended December 31, 2006, 2005 and 2004, were as follows:

                                                          YEAR ENDED DECEMBER 31,
                               -----------------------------------------------------------------------------
                                        2006                        2005                        2004
                               ---------------------       ---------------------       ---------------------
                                              WEIGHTED                   WEIGHTED                      WEIGHTED
                                              AVERAGE                    AVERAGE                       AVERAGE
                                NUMBER        EXERCISE     NUMBER        EXERCISE       NUMBER         EXERCISE
                              OF OPTIONS       PRICE     OF OPTIONS        PRICE      OF OPTIONS       PRICE
                               --------        -----       --------        -----       --------        -----
Outstanding at beginning
of year                         305,239        $5.00        306,239        $4.99        313,989        $5.00

Granted                              --        $  --             --        $  --             --        $  --
Exercised                      (157,587)       $5.51         (1,000)       $2.50         (7,750)       $5.21
Forfeited                            --           --             --           --             --        $  --
                               --------                    --------                    --------
Outstanding at end of
year                            147,652        $4.46        305,239        $5.00        306,239        $4.99
                               ========        =====       ========        =====       ========        =====
Exercisable options at
end of year                     147,652        $4.46        295,239        $4.77        266,239        $5.74
                               ========        =====       ========        =====       ========        =====


          The intrinsic value of exercisable options (the difference between the Company's closing stock price on the last trading day in fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company's stock. Total intrinsic value of exercisable options for the year ended December 31, 2006 was $1,403. As of December 31, 2006, all the compensation costs were already recognized related to share-based compensation arrangements granted under the Company's stock option plans.

          Aggregate intrinsic value, at the date of exercise, of options that were exercised during the year ended December 31, 2006 was $1,154.

          The options outstanding as of December 31, 2006, have been separated by exercise prices, as follows:

                                  OPTIONS                  WEIGHTED                  OPTIONS
                             OUTSTANDING AS OF        AVERAGE REMAINING         EXERCISABLE AS OF
                                DECEMBER 31,             CONTRACTUAL               DECEMBER 31,
EXERCISE PRICE                      2006                  LIFE YEARS                   2006
-------------------------- ----------------------- ------------------------- -------------------------
$2.5                                    4,250                0.32                           4,250
$4.234                                128,402                1.00                         128,402
$6.93                                  15,000                6.84                          15,000
                                      -------                ----                         -------
                                      147,652                1.57                         147,652
                                      =======                ====                         =======

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

     c.   Stock option plans (cont.):

          During 2006, 2005 and 2004, the Company decided to extend the exercise period for certain grants. The extension was accounted for in accordance with SFAS 123R in 2006 and SFAS 123 in 2004 and 2005, by applying modification accounting. Modifications are treated as an exchange of the original award, resulting in additional compensation expenses based on the differences between the fair value of the new award and the original award immediately before modification. The incremental cost relates to vested awards it was expensed immediately. Applying modification accounting, resulted additional compensation expenses for the years ended December 31, 2006, 2005 and 2004 that amounted to $52, $38 and $172, respectively.

          EZCHIP STOCK OPTION PLANS:

          Since 2000, EZchip has granted options to purchase its Ordinary Shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the "2000 Section 102 Share Option Plan", the "2003 Section 102 Share Option Plan" and the "2001 U.S. Stock Option Plan"), as an incentive to attract and retain qualified personnel. Under these plans a total of 16,500,000 Ordinary Shares of EZchip are reserved and authorized for issuance. Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant. The options generally expire 7 to 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

          The following table is a summary of activity (except options granted to consultants) for EZchip's stock option plans:

                                                              YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------------------------------------
                                          2006                           2005                            2004
                               ------------------------       ------------------------       ------------------------
                                                 WEIGHTED                       WEIGHTED                       WEIGHTED
                                                 AVERAGE                        AVERAGE                        AVERAGE
                                  NUMBER         EXERCISE       NUMBER          EXERCISE       NUMBER          EXERCISE
                                OF OPTIONS        PRICE       OF OPTIONS         PRICE      OF OPTIONS          PRICE
                               -----------        -----       -----------        -----       -----------        -----
Outstanding at beginning        10,208,067        $0.67        10,655,411        $0.67         8,180,474        $0.71
of year

Granted                          5,359,000         0.75           231,500        $0.79         2,522,625        $0.80
Exercised                         (194,375)        0.89          (278,750)       $0.72                --
Forfeited                         (304,812)        0.80          (400,094)       $0.81           (47,688)       $0.81
                               -----------                    -----------                    -----------

Outstanding at end of
year                            15,067,880        $0.69        10,208,067        $0.67        10,655,411        $0.73
                               ===========        =====       ===========        =====       ===========        =====

Exercisable options at
end of year                      9,517,985        $0.76         8,128,806        $0.71         6,516,475        $0.67

Vested and expected to
vest                            14,811,726        $0.69        10,208,067        $0.67        10,655,411        $0.73
                               ===========        =====       ===========        =====       ===========        =====

          As of December 31, 2006, there was $2,276 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over the period from 2007 through 2010.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

     c.   Stock option plans (cont.):

          The year ended December 31, 2006 includes equity based compensation pre-tax expense of $557, which was classified as follows: $8 to cost of revenues, $365 to research and development expenses, $122 to sales and marketing expenses and $62 to general and administrative expenses.

          The options outstanding as of December 31, 2006, have been separated into exercise prices as follows:

                      OPTIONS       WEIGHTED      OPTIONS       WEIGHTED
                     OUTSTANDING    AVERAGE      EXERCISABLE    AVERAGE
                       AS OF        REMAINING       AS OF      REMAINING
                     DECEMBER 31,  CONTRACTUAL   DECEMBER 31,  CONTRACTUAL
EXERCISE PRICE          2006       LIFE YEARS       2006       LIFE YEARS
-----------------    ----------       ----       ----------       ----

$            0.4      2,930,938       0.34        2,930,938       0.34
$            0.72       156,344       0.51          156,344       0.51
$            0.74     4,591,000       6.55               --         --
$            0.78       841,499       9.86          377,042       9.00
$            0.80     2,050,625       7.66        1,677,248       7.64
$            0.82     2,478,950       5.68        2,357,889       5.53
$            1.00     2,018,524       2.47        2,018,524       2.47
                     ----------       ----       ----------       ----

                     15,067,880       4.93        9,517,985       3.71
                     ==========       ====       ==========       ====

          Weighted average fair values and weighted average exercise prices of options whose exercise price approximate the market price of the shares at date of grant are as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                   --------------------------------
                                                     2006        2005        2004
                                                   --------    --------    --------
Weighted average exercise price                    $   0.75    $   0.79    $   0.80
Weighted average fair value on date of grant       $   0.49    $   0.44    $   0.34

          EZchip's outstanding options to consultants as of December 31, 2006, are as follows:

              NUMBER OF    EXERCISE
               OPTIONS      PRICE      OPTIONS      EXERCISABLE
ISSUANCE DATE  GRANTED    PER SHARE  EXERCISABLE     THROUGH
--------       ------       -----       ------       --------
May 2000       15,000       $0.72       15,000       May 2007

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- TAXES ON INCOME

     a.   Reduction in Israeli tax rates:

          Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to "Approved Enterprise", as described below) was 36%. In June 2004 and in July 2005, the "Knesset" (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No.
          147), 2005 respectively, which determine, among other things, that the corporate tax rate be gradually reduced to the following tax rates:
          2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%
          and 2010 and thereafter - 25%.

     b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

          Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel's Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

     c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

          In 2000, EZchip Ltd. was granted the "Approved Enterprise" status under the Law.

          According to the provisions of the Law, EZchip has chosen to enjoy the "Alternative Benefits" track and, accordingly, its income from the "Approved Enterprise" is tax-exempt for a period of ten years, commencing in the first year EZchip has taxable income. Due to the reported losses, the benefit period has not commenced. The entitlement to the above benefits is conditional upon EZchip fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and EZchip may be required to refund the amount of the benefits, in whole or in part including interest.

          As of December 31, 2006, management believes that EZchip is meeting all of the aforementioned conditions.

          In the event of a distribution of cash dividends from income that is tax-exempt as mentioned above, EZchip would have to pay income tax equal to 10% to 25% of the amount distributed.

          The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting EZchip to taxes only upon the complete liquidation of EZchip. EZchip currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- TAXES ON INCOME (CONT.)

     c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont.):

          Should EZchip derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate.

          On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 will remain subject to the provisions of the law as they were on the date of such approval. Therefore the EZchip's existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject EZchip to taxes upon distribution or liquidation and EZchip may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, EZchip did not generate income under the provision of the new law.

     d.   Net operating losses carryforward:

          As of December 31, 2006, the tax loss carryforwards of the Company and EZchip Ltd amounted to approximately $60,644. These net operating losses may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax-exempt.

          The carryforward tax losses through December 31, 2006 of EZchip's subsidiary in the U.S amounted to approximately $3,777. These losses may be offset against any future U.S. taxable income of the U.S. subsidiary for periods of up to 20 years. In light of the U.S. subsidiary's recent history of operating losses, the Company has recorded a valuation allowance for all its deferred tax assets.

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

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:-         TAXES ON INCOME (CONT.)

         e.   Loss before taxes is comprised as follows:

                               YEAR ENDED DECEMBER 31,
                        -----------------------------------
                         2006          2005          2004
                        -------       -------       -------

Domestic (Israel)       $11,535       $ 9,452       $ 8,150
Foreign                     782           895         1,004
                        -------       -------       -------

                        $12,317       $10,347       $ 9,154
                        =======       =======       =======

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

                                                           DECEMBER 31,
                                                     ----------------------
                                                       2006           2005
                                                     -------        -------

Reserves and allowances                              $    57        $    47
Loss carryforward                                      6,052          6,010
                                                     -------        -------

Deferred tax assets before valuation allowance         6,109          6,057
Less - valuation allowance                            (6,109)        (6,057)
                                                     -------        -------

Net deferred tax assets                              $    --        $    --
                                                     =======        =======

          The Company's U.S. subsidiary has provided valuation allowances in respect of deferred tax assets resulting from operating loss carryforward and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

     g. Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

          The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward among the Company and its subsidiaries due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 16:-         SEGMENTS AND GEOGRAPHIC INFORMATION

     a.   Segment information:

          The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company's business.

     b. Total revenues are attributed to geographic areas based on location of the customers.

          The following presents total revenues for the years ended December 31, 2006, 2005 and 2004 and long-lived assets as of December 31, 2006, 2005 and 2004:

                              2006                        2005                        2004
                      ---------------------       ---------------------       ---------------------
                       TOTAL      LONG-LIVED      TOTAL       LONG-LIVED      TOTAL       LONG-LIVED
                      REVENUES      ASSETS       REVENUES       ASSETS       REVENUES       ASSETS
                      -------       -------       -------       -------       -------       -------
Israel                $ 1,865       $40,801       $ 2,414       $ 6,425       $ 1,503       $ 1,491
Far East                2,007            --         1,843            --         1,065            --
North America           3,035             5         1,390             1         2,157             3
Europe & Others         1,562            --           201            --            21            --
                      -------       -------       -------       -------       -------       -------

                      $ 8,469       $40,806       $ 5,848       $ 6,426       $ 4,746       $ 1,494
                      =======       =======       =======       =======       =======       =======

     c.   Major customer data as a percentage of total revenues:

                                     YEAR ENDED DECEMBER 31,
                       -----------------------------------------------------
                            2006               2005               2004
                       ---------------    ---------------    ---------------
Customer A                   1%                28%                41%
Customer B                  11%                 8%                11%
Customer C                  13%                10%                --
Customer D                  19%                 1%                --
Customer E                  15%                 3%                --

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 17:- FINANCIAL AND OTHER EXPENSES, NET

                                                         YEAR ENDED DECEMBER 31,
                                                  -------------------------------------
                                                    2006           2005           2004
                                                  -------        -------        -------
Income:
   Interest income                                $   735        $   578        $   270
   Foreign currency translation adjustments            --             26             --
   Change in fair value of warrants to
   Redeemable Preferred Shares                          9              9             --
   Other income                                        --              3              1
                                                  -------        -------        -------

Total income                                          744            616            271
                                                  -------        -------        -------
Expenses:
   Interest and bank charges                          (26)           (37)           (36)
   Foreign currency translation adjustments           (82)            --            (25)
   Amortization of discount on long-term
   loan                                               (80)            --            (88)
   Interest on a long-term loan                      (110)            --            (56)
   Accretion to redemption value of
   Redeemable Preferred Shares in EZchip,
   net                                             (2,650)          (891)          (804)
                                                  -------        -------        -------

Total expenses                                     (2,948)          (928)        (1,009)
                                                  -------        -------        -------

Net financial and other expenses                  $(2,204)       $  (312)       $  (738)
                                                  =======        =======        =======

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                              LANOPTICS LTD.

                                              By: /S/ ELI FRUCHTER
                                              --------------------
                                              Eli Fruchter
                                              Chairman of the Board of Directors

Dated:   March 29, 2007