Form 20-F
period 2007-12-31
LANOPTICS LTD
filed 2008-03-27
CIK 892534

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .................

Commission file number 0-20860

LANOPTICS LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

1 Hatamar Street
PO Box 527
Yokneam 20692, Israel
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.02 Par Value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to section 15(d) of the act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

18,312,245 Ordinary Shares, par value NIS 0.02 per share (as of December 31, 2007)

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

Large Accelerated filer ☐    Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

This annual report on Form 20-F is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-112136, 333-121611, 333-126416, 333-139707 and 333-149063 and Form S-8 Registration Statements File Nos. 33-71822, 333-134593, 333-148932 and 333-148933.

TABLE OF CONTENTS

PART I		6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
A.	Selected Consolidated Financial Data	6
B.	Capitalization and Indebtedness	7
C.	Reasons for the Offer and Use Of Proceeds	7
D.	Risk Factors	7
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	History and Development of the Company	15
B.	Business Overview	16
C.	Organizational Structure	24
D.	Property, Plants and Equipment	24
ITEM 4A.	UNRESOLVED STAFF COMMENTS	25
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
A.	Operating Results	25
B.	Liquidity and Capital Resources	34
C.	Research and Development, Patents and Licenses	35
D.	Trend Information	36
E.	Off-Balance Sheet Arrangements	37
F.	Tabular Disclosure of Contractual Obligations	37
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	37
A.	Directors and Senior Management	37
B.	Compensation of Directors and Officers	39
C.	Board Practices	39
D.	Employees	45
E.	Share Ownership	46
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	47
A.	Major Shareholders	47
B.	Related Party Transactions	49
C.	Interests of Experts and Counsel	50
ITEM 8.	FINANCIAL INFORMATION	50
A.	Consolidated Statements and Other Financial Information	50
B.	Significant Changes	51
ITEM 9.	THE OFFER AND LISTING	51
A.	Offer and Listing Details	51
B.	Plan of Distribution	52
C.	Markets	52
D.	Selling Shareholders	52
E.	Dilution	52
F.	Expense of the Issue	52
ITEM 10.	ADDITIONAL INFORMATION	52
A.	Share Capital	52
B.	Memorandum and Articles Of Association	52
C.	Material Contracts	54
D.	Exchange Controls	54
E.	Taxation	55
F.	Dividend and Paying Agents	63
G.	Statement by Experts	63
H.	Documents on Display	63
I.	Subsidiary Information	63

INTRODUCTION

        LanOptics Ltd. was incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications to improve the connectivity and performance of corporate Local Area Networks and Wide Area Networks. Our business now consists exclusively of the business of our subsidiary, EZchip Technologies Ltd., or EZchip, a company that is engaged in the development and marketing of Ethernet network processors for networking equipment. We currently own approximately 99% of the outstanding shares of EZchip and approximately 89% of EZchip on a fully diluted basis, taking into account EZchip options and shares held by current and former employees. As used in this Annual Report, the terms “we,” “us,” “our” and “our company” mean LanOptics and its EZchip subsidiary taken together, unless otherwise expressly stated. Our ordinary shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange under the symbol EZCH.

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

        All references in this Annual Report to “dollars” or “$” are to U.S. dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar on December 31, 2007 as published by the Bank of Israel was NIS 3.846 per $1.00.

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

        This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information -Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data of our company have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes. The selected financial data set forth in the table below have been derived from our audited historical financial statements for the years 2003 to 2007. The selected income data for the years ended December, 31, 2005, 2006 and 2007, and the selected balance sheet data as at December 31, 2006 and 2007, have been derived from our audited consolidated financial statements set forth in "Item 18 - Financial Statements." The selected income data for the years ended December, 31, 2003 and 2004, and the selected balance sheet data as at December 31, 2003, 2004 and 2005, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects," and the Consolidated Financial Statements included elsewhere in this Annual Report.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except share and per share data)

Statement of Operations Data:
Revenues	$1,756	$4,746	$5,848	$8,469	$19,488
Operating loss	(9,986)	(8,416)	(10,126)	(10,285)	(4,604)
Net loss	(10,404)	(9,154)	(10,347)	(12,317)	(4,088)
Per share data:
Net loss per share (basic and diluted)	(1.23)	(0.98)	(0.93)	(1.05)	(0.25)
Weighted average number of ordinary shares
used in computing net loss per share	8,484,120	9,365,181	11,156,250	11,745,171	16,533,369

Balance Sheet Data:
Working capital	$17,990	$25,048	$20,627	$19,427	$46,016
Total assets	23,965	31,365	30,871	66,293	105,245
Long-term liabilities	2,919	1,985	2,243	5,801	3,272
Preferred shares of a subsidiary	32,423	35,790	38,567	23,770	23,770
Shareholders' equity (deficiency)	$(14,320)	$(9,891)	$(12,193)	$32,056	$72,284

Exchange Rate Information

        The following tables sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in New Israeli Shekels per dollar.

Period	Average	High	Low	At Period End

Twelve months ended December 31, 2003	4.5483	4.924	4.283	4.379
Twelve months ended December 31, 2004	4.4823	4.634	4.308	4.308
Twelve months ended December 31, 2005	4.4878	4.741	4.299	4.603
Twelve months ended December 31, 2006	4.4565	4.725	4.176	4.225
Twelve months ended December 31, 2007	4.1081	4.342	3.830	3.846

Period	High	Low

October 2007	4.047	3.966
November 2007	3.969	3.830
December 2007	4.008	3.841
January 2008	3.861	3.625
February 2008	3.655	3.578
March 2008 (through March 27, 2008)	3.656	3.377

        At March 27, 2008 the representative rate of exchange was NIS 3.500 = $1.00, as published by the Bank of Israel.

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

        Our future success will be subject to the risks we will encounter in the network processor industry. We have a limited operating history in the industry, with our first product sales in the second quarter of 2002 and total sales through December 31, 2007 of approximately $41 million. We have incurred operating losses in each of the five last fiscal years. Our limited operating history makes it difficult to evaluate the prospects of our business. Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control. Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are unproven. As an early stage company in the developing network processor industry, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

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

        Although there are many companies operating in the networking equipment market, a significant portion of the market is controlled by a limited number of companies. The growth of our network processor business depends in part on increased acceptance and use of networking equipment that is developed and manufactured by companies with significant market share. We depend on the ability of our target customers, specifically those with a significant share of the networking equipment market, to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully. The market for networking equipment depends in part upon the market’s acceptance of packet-based converged telecom networks, in particular carrier Ethernet networks, as well as 10 Gigabit and greater Ethernet technologies that enable the forwarding of data at a high speed. Ultimately, the development rate of these technologies may be slower than we anticipate. If the use of such networking equipment does not grow as we anticipate, if we are unsuccessful in maintaining our relationships with our current customers, specifically those with a significant share of the networking equipment market, and creating relationships with other target customers with significant market share, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our network processors are not commercially successful, our growth will be impeded.

We depend on a very limited number of key customers. If we are unable to maintain our relationship with these customers, our future revenues and growth will be materially adversely affected.

        Two major tier-1 vendors of carrier Ethernet switches and routers, or CESRs, are currently designing several of their CESR platforms based on EZchip network processors. Juniper Networks, currently our largest customer, has already entered production with NP-2 based products and is expected to continue to launch additional NP-2 and NP-3 based products during 2008. Juniper Networks accounted for approximately 42% of our 2007 revenues and we expect Juniper Networks to account for more than 50% of our revenues in 2008. The second major tier-1 vendor of CESRs has selected a customized version of NP-3 for several of its CESR product lines. This version of NP-3 is in its final stages of development and we expect it to move into production in the second half of 2008. We expect that these two CESR vendors will, together, account for a substantial majority of our revenues in 2008.

        Our future revenues and growth will depend in large part on our relationship with these two CESR vendors in 2008 and beyond. If one of these vendors decides not to incorporate our products into its CESR products or purchases significantly lower quantities than expected, or if the products that incorporate our network processors are not commercially successful, our future revenues and the growth of our business will be materially adversely affected.

We may experience difficulties or delays in the introduction of our new family of network processors and other new and enhanced products.

        We recently announced a new family of network processors targeting Ethernet Access applications. We expect several models of the network processors, named NPA, to be offered in 2008. The NPA product family addresses the transition of carrier access from ATM/TDM based networks to Ethernet packet-based networks and the provisioning of triple-play services that command increased bandwidth and service guarantees to residential and business users. We may not be successful in developing, introducing and marketing these new offerings or in addressing all or any portion of the potential market for these offerings. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these offerings. Furthermore, our new offerings may not adequately meet the requirements of the marketplace or achieve market acceptance. If we do not timely develop and introduce these offerings or respond in a timely manner to changing market conditions or customer requirements, the growth of our business may be adversely affected.

        In addition, the development of our NP-3, NP-4 and NPA network processors is a complex and uncertain process. We are engaged in the development of very advanced technologies. We may experience design, manufacturing, marketing and other difficulties that could delay the development or marketing of these network processors. The difficulties could result in reduced sales, loss of existing and potential customers, unexpected expenses or delays in the launch of these network processors, all which may adversely affect our results of operations.

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

        To succeed, we must retain and hire technical personnel highly skilled in the design and test of functions used to develop Ethernet network processors and related software. The competition for such employees is intense. We, along with our competitors, customers and other companies in the communications industry, face intense competition for those employees from competitors and from an increasing number of emerging startup companies with potentially lucrative employee ownership arrangements. Recruiting, hiring and retaining key personnel can also result in significant monetary costs.

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

        We have entered into an agreement with a sole supplier for the manufacture of each existing model of our network processors, and we expect to use a sole supplier for our next generation of network processors as well. Our NP-1, NP-1c and NP-3 network processors are manufactured by IBM. Our NP-2 network processor is manufactured by Taiwan Semiconductor Manufacturing Co., or TSMC, for a third party that coordinates and assumes responsibility for various aspects of the manufacturing process and also arranges for the manufacture. We also expect the NPA to be manufactured by TSMC, through a third party that will manage the supply chain for us. We recently entered into a partnership with Marvell Technology Group Ltd. to jointly develop, market and sell next generation network processor unit solutions, which will also be manufactured by TSMC. IBM, TSMC or any future sole supplier for our current and future products may reduce or delay shipment if its ability to manufacture network processors is constrained. If a sole supplier of our network processors, a third party that arranges for their manufacture, or any other subcontractor fails to deliver network processors or necessary components or services on time or at all, our business could be severely harmed. In addition, if the current manufacturing arrangement between our third party subcontractor and TSMC is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to make alternative arrangements with substitute suppliers.

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

        We expect that significant funding will be required in order to continue to develop our products and to expand our business. Given the state of development of our business and the present economic environment, we believe that we have sufficient funding resources to finance our operations for at least 12 months. The capital markets have experienced severe downturns over the last decade, especially relating to technology companies, and access to capital has at times been both difficult and expensive.

        We have incurred operating losses in each of the last five fiscal years and we may not be able to achieve or sustain profitable operations in the future. If internally generated funds are insufficient and we do not obtain enough funding to support our future development when needed, our business will suffer. Even if we are successful in obtaining funding through the capital markets or otherwise, such funding may not be on terms favorable to us.

Risks Relating to Our Ordinary Shares

Our share price has been highly volatile and may continue to be volatile and decline.

        The trading price of our shares has fluctuated widely in the past, including in recent months and weeks, and may continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources.

Your ownership interest in LanOptics may be diluted as a result of anticipated further purchases of EZchip shares or as a result of additional financings.

        We currently own approximately 99% of the outstanding shares of EZchip and approximately 89% of EZchip on a fully diluted basis, taking into account EZchip options and shares held by current and former employees. We intend to continue to purchase EZchip shares in order to gain full ownership of EZchip. We will attempt to effect all such purchases at an exchange ratio that reflects the relative values of LanOptics and EZchip. If we are required to pay a purchase price that is greater than the relative value of EZchip, the ownership interests of LanOptics existing shareholders will be diluted. In addition, we may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. Any such financing may dilute the relative holdings of current LanOptics shareholders.

Future exercises of our options and warrants may result in substantial dilution and future sales of these ordinary shares and sales by our principal shareholders may cause the market price of our ordinary shares to decline.

        Future exercises of our options and warrants may result in substantial dilution and future sales of these ordinary shares and sales by our principal shareholders may cause the market price of our ordinary shares to decline. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public marketplace by us or our shareholders, including our principal shareholders whose shares were recently registered for resale with the Securities and Exchange Commission, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate.

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

        Our ordinary shares are traded primarily on the NASDAQ Global Market and also on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Market, and New Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures and have made improvements in order for us to comply with the requirements of Section 404. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating To Our Location In Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our sales.

        We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip, which have intensified since February 2008.

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

Fluctuations in the exchange rate between the U.S. dollar and foreign currencies may affect ouroperating results.

        A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. Such trend has continued during the first three months of 2008 with further appreciation of the NIS against the U.S. dollar. NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques we cannot completely eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our future tax expenses.

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

        On April 1, 2005 an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004 and applies to new investment programs only. Under the amendment, if we were to pay a dividend out of the tax-exempt income generated by a Privileged Enterprise under the provisions of the amended Investment Law during the tax exemption period, a portion of the income that is equivalent to the amount distributed as dividends will be subject to corporate tax, and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, we did not generate income under the provisions of the amended Investment Law.

The government grants we have received for research and development expenditures limit our ability to transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

        Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law. In recent years, the Government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person who transferred OCS-funded technology may be subject to criminal charges and up to three years imprisonment.

        Technology developed by OCS funding may not be transferred and any transfer of technology generally requires the approval of an OCS committee. A transfer, for the purpose of OCS rules, means an actual sale of the technology, any exclusive license to develop, market, and manufacture products resulting from the technology or any other transaction which in essence constitutes a transfer of the technology and does not include the worldwide sale of products that are based on technology developed with OCS funding. We may not receive the required approvals should we wish to transfer this technology in the future. These restrictions may impair our ability to sell our technology assets, and the restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

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

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at a general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. The Israeli Companies Law also provides that a breach of the duty of fairness will be governed by the laws governing breach of contract; however, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

        As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated as a limited liability company under the laws of the State of Israel in 1989. Until 1999, our principal business was the development, manufacture and marketing of solutions and Internet applications to improve the connectivity and performance of corporate Local Area Networks, or LANs, and Wide Area Networks. In mid-1999, we decided to cease the research and development of new switching products for LANs and instead, to focus on our internal application-specific integrated circuit, or ASIC, design team. This team, that had previously developed ASICs for our products, began work on the development of network processors. This new business initiative was incorporated as our subsidiary EZchip Technologies Ltd., or EZchip, in December 1999.

        Our business now consists exclusively of the business of our EZchip subsidiary, a company that is engaged in the development and marketing of Ethernet network processors for networking equipment. EZchip is a fabless semiconductor company that provides Ethernet network processors. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabit per second with a common architecture and software across all products. EZchip’s network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks. We currently own approximately 99% of the outstanding shares of EZchip and approximately 89% of EZchip on a fully diluted basis, taking into account EZchip options and shares held by current and former employees. Our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692 Israel, and our telephone number is +972-4-959-6666. Puglisi & Associates, located at 859 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, serves as our agent for service of process.

B.	BUSINESS OVERVIEW

Industry Background

        In recent years there has been a significant increase in the bandwidth demands on communications networks. These networks have experienced major upsurges in the volume, variety and complexity of communications traffic. The growth in Internet usage is creating strong demand for bandwidth, and an increasing proportion of today’s communications traffic consists of digital media. Carrier networks are also undergoing significant changes and are migrating to packet-based Ethernet networks that deliver voice, video and high-speed Internet access, or “triple-play” services on one converged network. These trends require network equipment to comply with evolving market requirements and be able to provide new services, better Quality of Service, or QoS, and support new protocols and standards. We believe this makes them a target market for programmable network processors, or NPUs.

        Network processors are programmable integrated circuits that combine the speed advantages of fixed-function ASIC (Application Specific Integrated Circuits) chips with the programmability and flexibility of microprocessors. They can accommodate new Internet and intranet applications, and new protocols, simply by downloading new or updated software. This combination of performance, speed and flexibility allows equipment suppliers to keep pace with changes, offer new services and extend the lifespan of their products.

        Carrier network equipment is the primary target for network processors, since the switches and routers that make up these networks are more demanding in features and performance and are less cost sensitive than enterprise networks. The carrier network usually consists of three domains, although in some cases there is an overlap between these domains. The access network aggregates traffic from individual businesses and residences. A metro area network, or MAN, spans a metropolitan area, and interconnects the access networks. A wide area network, or WAN, interconnects geographically distanced MANs. Metro Ethernet networks worldwide are growing rapidly to deliver triple-play services on efficient and flexible networks. The switches that build the metro Ethernet networks must meet evolving market requirements to provide new services, to provide better quality of service and to support new protocols, tasks for which programmable network processors are ideally suited. The widespread of broadband access technologies to residences and businesses and the growing demand for greater access bandwidth is producing changes in the carrier access market, similar to the carrier metro market. Most significantly, carrier access networks are transitioning to packet-based Ethernet technology that enables higher throughput, at lower cost and uniform technology across both the access and metro networks.

        There are several product categories within the carrier network that represent the target market for network processors. These products can be grouped into several segments:

—	Edge routers and MSSW (Multi Service Switches) are usually used as MAN/WAN edge devices. BRAS (Broadband Remote Access Switches) aggregate traffic from broadband access devices such as DSLAMs (DSL Access Multiplexers) and cable modem termination systems. These products are gradually merging and becoming indistinct.

—	Metro switches and routers that build the MAN. Metro Ethernet switches focus on providing a large number of high-speed Ethernet ports to enable migration from the older SONET to newer Ethernet infrastructure. Some metro switches support EoS (Ethernet over SONET) and ADM (Add Drop Multiplexer) functionality and are sometimes referred to as MSPP and MSTP (Multi Service Provisioning/Transport Platform). Similar to the edge routers, the lines separating between the various types of metro switches are blurring. The focus of new metro switch designs is to enhance support of Ethernet in terms of new protocols, QoS (Quality of Service) and number of ports per system

—	Access switches consist of IP DSLAMs (DSL Access Multiplexers), CMTS (Cable Modem Termination Systems) , fiber access aggregation switches such as EPON (Ethernet Passive Optical Network) and GPON (Gigabit Passive Optical Network) and backhaul switches that aggregate wireless base stations traffic. The bandwidth requirements of these systems grow hand-in-hand with end user traffic growth and the introduction of new voice and video services.

        As carriers are gradually migrating to Ethernet-based infrastructure the various classes of equipment that make up the carrier network are migrating to Ethernet-centric platforms, including Carrier Ethernet Switches and Routers, or CESR, and various Ethernet-based access platforms. Vendors of CESR equipment are the main target customers for our network processors.

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

Market Trends

        Carrier network equipment can be designed to incorporate Application Specific Integrated Circuits, or ASICs, which are non-programmable switching chips, Field Programmable Gate Arrays, or FPGAs, high-speed network processors, or NPUs, or a combination of them. The challenge is to provide an integrated solution that is both flexible and cost-effective. Most of the existing solutions are inadequate and fraught with difficulties.

        ASICs are effective from a performance viewpoint, but their drawback is the inability to program them. This makes them too inflexible for today’s rapidly changing application environment and they need to be redesigned to deal with changes in applications. Also, ASICs do not provide the flexibility to implement evolving requirements to support new features and network protocols.

        FPGAs are expensive devices and fail to provide the price points that effectively address carrier network price targets.

        High-speed network processors typically strain current silicon technologies to provide maximum programming flexibility and integration while maintaining high throughput.

        Within the market for NPUs, there are currently three main distinct classes:

—	Access NPUs – typically with up to 1-2 Gigabit throughput and mostly used in access equipment.

—	Mid-range NPUs – typically with up to 2.5-Gigabit throughput and often used in multi-service equipment, such as asynchronous transfer mode, or ATM, equipment.

—	High-speed NPUs – typically with 10-Gigabit or higher throughput and mostly used in metro switches and edge routers.

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

        The access switches are mostly served today by access NPUs. However as packet services increase the per-user bandwidth requirements, these switches are gradually migrating to support aggregate throughput of 10-Gigabit and more and consequently, represent another market segment suitable for higher-speed NPUs.

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

        Our network processors are single-chip solutions that enable our customers to design high-density, multi-port line cards. They include processing and classification engines, traffic managers (other than the NP-1 and NP-1c) and media access controllers, or MACs, and as a result, reduce the number of complementary chips required. This high level of integration benefits networking vendors by reducing the system price, complexity and amount of space required on the board.

        Earlier generations of network processor solutions required multiple integrated circuit chips and related hardware and software to perform the requisite designed-in functions, placing limitations both on the amount of data that could be handled simultaneously and the speed at which it could be processed. Moreover, most of these earlier solutions employed generic reduced instruction set computer, or RISC, processors rather than specially designed processors. EZchip’s advance over these earlier designs lies in its integration of processing, classification and traffic management functions. This is accomplished in part with patented elements and other proprietary information and consists among other things EZchip’s Task Optimized Processing technology, through a combination of chip architecture innovations and through innovative table lookup (search) algorithms. As a result, systems designed using EZchip’s products offer equipment vendors the ability to reduce chip count, power consumption and cost.

        Our first product, which was introduced in April 2002, was the NP-1, a merchant silicon network processor that formed the core of 10-Gigabit networking equipment. The NP-1 is no longer in use. Most of our customers now use the NP-1c or NP-2 for their EZchip-based products.

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

        We are continuing to develop highly integrated network processors with our next generation network processors, NP-3, NP-4 and NPA. These network processors are based on the same core technology used in the NP-1, NP-1c and NP-2 with additional features. See “Future Products” below.

        The architecture and features of these EZchip products offer the flexibility, scalability and price performance that are sought by communications equipment vendors. All our network processors are software-compatible to a great extent, making it possible for customers to easily port their network-processor applications among our product families.

Products

Network Processor Chips

        EZchip’s first product, the NP-1, was released in April 2002. The NP-1 was a single-chip, full-duplex, 10-Gigabit, seven-layer network processor with integrated classifiers. It provided fully programmable packet classification, modification and forwarding. The NP-1 was replaced by NP-1c.

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

        The NP-2, introduced in July 2005, is, like its predecessor, the NP-1c, a single-chip, full-duplex, 10-Gigabit network processor. However, in addition to the integration of packet processing, classification search engines and MACs provided in the NP-1c, the NP-2 also includes traffic managers for improved QoS. Since the traffic management function is generally performed by complementary chips, by integrating it directly into the network processor we offer our customers a cost-effective network processing solution that reduces power dissipation and system design costs. The NP-2 network processor is available in three models for different speeds and feature sets, which enables the NP-2 to position itself in network processor market segments not reached by the NP-1 and NP-1c.

        Whereas the NP-1c is targeted mainly at service cards in communication applications with typically one or two of these cards per chassis, the NP-2 addresses line card applications, which often have eight or more cards installed per chassis, and stand-alone “pizza box” applications.

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

        Although our primary business is selling network processor chips, we offer two systems based on our network processor. These systems serve as evaluation systems for our current and prospective customers, as well as systems that our customers may adapt and differentiate and then market as their own products. The systems we provide use the same hardware and software environments and are different in their form factor:

—	EZ-ATCA follows the new Advanced Telecommunications Computing Architecture, or AdvancedTCA®, and is provided as a blade that can be plugged into an AdvancedTCA chassis or as a stand-alone, self-contained box. AdvancedTCA is the PCI Industrial Computer Manufacturers Group, or PICMG, specification for Advanced Telecommunications Computing Architecture and forms the basis for standard-compliant hardware for next generation telecommunications equipment.

—	EZsystem is a stand-alone, self-contained box.

Development Software Toolkits

        In order to facilitate our customers’ adaptation of our products, we offer toolkits that assist our customers in creating, verifying and implementing solutions based on our network processors. These toolkits are used for customers’ product development based on all of our network processors.

        The EZdesign toolkit is a comprehensive software development toolset with a graphical user interface (GUI) for writing, testing and debugging programs for our network processors to implement a wide range of applications and reduce time to market of next-generation networking products. It includes a hardware-software simulator, a compiler, debugger and other utilities. We continuously release new versions of the EZdesign toolset, providing functional enhancements.

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

        To assist our customers in their application development, EZchip also provides customers with a broad library featuring source code for a wide range of applications. These include Metro Ethernet protocols, MPLS (Multi-Protocol Label Switching), IPv4 and IPv6 routing, ACL (Access Control Lists), Network Address Translation and Server Load Balancing. New code is periodically added to this library.

Future Products

        EZchip is continuing to develop highly integrated network processors with its next generation network processors, NP-3 and NP-4. These network processors are based on our core technology used in the NP-1, NP-1c and NP-2 with the addition of higher throughput, new interfaces and more features.

        The NP-3 offers a significant increase in throughput compared to NP-2 due to its 90nm process technology and enhanced algorithms. It also features various enhancements that apply to carrier Ethernet packet processing and traffic management.

        The NP-4 continues with our distinctive high level integration of functionality into the network processor. NP-4 offers higher throughput than NP-3, and targets 20-Gigabit ,40-Gigabit and 100-Gigabit line-card and pizza box carrier Ethernet applications. In addition to its integrated classifiers and traffic managers, the NP-4 is designed to include Ethernet physical layer transceivers, or PHYs, and for some applications eliminates the need for a separate fabric interface chip. Integration of these functions, normally performed by separate chips, will further save our customers valuable space on their cards while reducing system costs and complexity.

        The NP-3 and NP-4 are currently under development and are scheduled to be available in 2008 and 2009, respectively.

        In addition, in October 2006, we announced a partnership with Marvell Technology Group Ltd., or Marvell, to develop, market and sell next generation network processor unit solutions. The result of this partnership is a special version of the NP-3 that was jointly developed with Marvell for the world’s largest network equipment vendor that selected this special NP-3 version for several of its platforms. This NPU is being sampled with production expected during 2008.

        In October 2007 we announced that we are developing a new family of network processors targeting Ethernet Access applications. Several models of the network processors, named NPA, will be offered with combinations of 100-Megabit, 1-Gigabit and 10-Gigabit Ethernet ports with an aggregate throughput of up to 10-Gigabits. This family of access NPUs is based on technology we have developed for our high-speed NPUs and offers many of their features that are becoming required for building Ethernet access switching systems. The NPA is currently under development and is scheduled to sample during 2008.

        With the addition of the NPA family of access NPUs, EZchip will be able to offer customers a broad range of NPUs ranging in throughput from a few Gigabit to 100 Gigabit with similar architecture and software that can be ported to multiple product lines.

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

        Our NPUs integrate many high-speed TOPs (Task Optimized Processors), each specifically designed and optimized to perform a specific task. Four types of TOPs – parse, search, resolve and modify – are employed in our NPUs to perform the main tasks of packet processing, which are classification, forwarding and modification. Each TOP processor type employs a unique architecture with a customized, function-specific data path and instruction set. This minimizes the number of clock cycles required for complex packet manipulation and provides exceptionally fast packet processing. TOP performance is boosted by a super-scalar architecture in which multiple instances of the TOPs operate in parallel within each pipeline stage.

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

        Other than the NP-1 and NP-1c, all of our network processors also incorporate integrated traffic managers for advanced QoS, which is required by increasingly complex networks. After modification, packets are put in queues that are managed and controlled by one of two traffic managers, which provide traffic management capabilities on both the ingress and egress paths. By integrating this functionality into our network processors, EZchip eliminates the need for our customers to employ a separate traffic management chip.

        We consider the processing flexibility and the ability to implement and integrate the main network processing features into a single chip as one of the primary advantages of our technology. We intend to continue to provide this high level of integration in future products under development.

Research and Product Development

        Currently, 84 employees, representing about 75% of our employees, are engaged in research and development. EZchip’s senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed. Our net research and development expenses were approximately $8.2 million in 2005, $8.4 million in 2006 and $8.5 million in 2007. Since April 2006, EZchip’s research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. EZchip’s 2006 and 2007 research and development expenses are net of OCS grants in the amount of approximately $1.0 million and $2.1 million, respectively.

Sales and Marketing

        Our objective is to become a leading supplier of Ethernet network processors. To meet this objective, we devote significant resources to securing new customers, preferably leading networking equipment vendors, and we place an emphasis on assisting our existing customers in bringing their products to the production stage.

        In general, it takes a customer 18 to 24 months to design and bring to market a networking product based on our network processors chips. During this design phase, the revenues we recognize are mostly attributable to the sale of evaluation systems and development software toolkits that our customers are using to assist in the development of their own network processor based products. As they move to development of their own boards with the network processor, they purchase sample chips from us for testing purposes. Once their own designs are completed, they move into production phase where they begin to manufacture their products. At this point they purchase a limited number of network processors for the initial production stage. Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production. Volume production of a customer’s product is expected to translate into volume sales of our network processors. We have no direct influence upon the sales and marketing of our customers’ products.

        Since we expect the NPU market to continue to grow, we believe that by securing more customers and more design wins we are strengthening our market position and increasing our potential market share. We work closely with existing and potential customers in their design of systems and equipment where the capabilities of EZchip’s products can be exploited. We target designers, manufacturers and vendors of networking equipment and other large-scale data processing network devices, such as switches and routers.

        To facilitate marketing efforts, we have built on our extensive industry exposure through trade shows and similar events and has established sales and support offices in California and Massachusetts, as well as local support in China. Currently, our sales and marketing and support staff consists of 14 professionals and administrative personnel. This sales force consists of persons with technical training and significant experience in the semiconductor industry. Sales efforts are augmented by the direct involvement of our senior executives, who work closely with customers to determine product needs. In some parts of the world our strategy is to work with local marketing channels, including sales agents, resellers and distributors. These channels are assigned territories of primary responsibility, with exclusive rights in some cases. We will consider the need for local sales offices when justified by the circumstances. Our in-house sales and marketing force and the external marketing channels are also responsible for providing local technical support. Our marketing activities include:

—	seminar programs, trade shows, guest speaker invitations and technical conferences;

—	public relations activities and customer events;

—	technical articles in industry publications and marketing collateral materials; and

—	communication on the Internet.

        We also work with leading vendors of complementary technologies to provide our customers with fully interoperable solutions. We provide interoperability with devices from numerous semiconductor companies, including AMCC, Broadcom, Cortina, Dune Networks, Enigma Semiconductor, Marvell, PMC-Sierra and Vitesse.

Customers and Customer Support

        As of December 31, 2007, we had approximately 127 design wins with customers worldwide, who purchased development kits and started designs of networking products based on our network processors. Of such design wins, 61 are already in production (40 NP-2 and 21 NP-1c) and we expect a significant portion of the remaining design wins to enter production during 2008 and 2009. We do not expect that all of our design wins will reach production stage, as projects may be halted, delayed or cancelled. In addition, there is no assurance that products that have reached production will be successfully accepted in the marketplace.

        Two major tier-1 CESR vendors are building several of their CESR platforms based on EZchip network processors:

—	Juniper Networks, which accounted for approximately 42% of our 2007 revenues, already entered production with NP-2 based products and we expect Juniper Networks to continue to launch additional NP-2 and NP-3 based products during 2008, which launches should result in Juniper Networks maintaining and continuing to increase their contribution to our revenues.

—	Our other major customer, which is considered to be the world’s leading networking equipment vendor, is currently in development with products based on our special NP-3 version, which was developed in collaboration with Marvell.

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

        Customer support is provided from our Israeli headquarters and two offices in the United States and by local support in China. The primary business center in the United States is located on the West Coast in the Silicon Valley area and a Boston-area office services the Eastern United States and Europe. A representative in China supports our Chinese customers.

        EZchip offers training courses to provide its customers with a complete understanding of its products and toolsets.

Competition

        The semiconductor market, particularly the high-performance semiconductor market, is highly competitive and subject to rapid technological change, price erosion and heightened international competition. Especially in an area such as network processors, where technology has not been standardized and where applications are in early stages of development, competitive pressures can be intense. There are currently four vendors providing high-speed network processors that target the metro and access switches, and edge routers: EZchip, Sandburst Corporation (which was acquired by Broadcom Corporation in January 2006), Bay Microsystems and Xelerated, Inc. In addition, Broadcom Corporation and Marvell Technology Group Ltd. have released switch ASICs (non-programmable chips) that target these market segments as well. Agere Systems Inc., Intel Corporation and Wintegra Inc. are focused on lower speed applications. Our NPA access NPUs compete with NPUs from these lower speed NPU vendors. Some customers use FPGAs (Field Programmable Gate Arrays), mainly from Altera Corporation and Xilinx Inc. to implement packet processing functions and these may be competing solutions as well. We also compete with customers who choose to develop their own network processors or in-house ASIC solutions.

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

        Our research and development efforts seek to maximize integration and programming flexibility while minimizing production costs. Our ability to compete in this emerging market depends largely upon our ability to offer better design and performance than our competitors.

        Most of our network processor competitors’ currently-announced products use separate chips for traffic management or provide lesser flexibility or throughput. Traffic managers are typically separate chips, placed alongside the network processor on the board, which enable the control of the flow of traffic and implementation of QoS features.

        Some of our competitors offer a 20-Gigabit full-duplex network processor, but we believe that our network processors provide greater programming flexibility. When compared to the non-programmable ASIC solutions, we believe that our network processors bring flexibility that addresses customers’ needs to support new applications, especially in carrier switches and routers, at a reasonable price differential when compared to the price of ASIC solutions.

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

        Our NP-1c network processors utilize IBM’s 0.11-micron Cu-11 ASIC template. IBM will also manufacture our NP-3 line of products using the 90 nanometer process. Taiwan Semiconductor Manufacturing Co. (TSMC) manufactures our NP-2 line of products using the 0.13 micron process and the special version of our NP-3 NPU, which we developed with Marvell, and will manufacture our NPA line of products, using 90 nanometer. We work with TSMC through third parties that coordinate and assume responsibility for the manufacturing process. This fabless manufacturing model enables us to focus on our engineering and design strengths, minimize fixed costs on capital expenditures and still have access to high-volume manufacturing capacity.

        We expect that all of our products will be single sourced from fabrication facilities and any late delivery or failure to deliver products could result in delays in satisfying customer demand, increased costs and loss of revenues.

C.	ORGANIZATIONAL STRUCTURE

        We are organized under the laws of the State of Israel. We have two subsidiaries. EZchip Technologies Ltd., a corporation organized under the laws of the State of Israel, and EZchip Inc., a corporation incorporated under the laws of the State of Delaware. We currently own approximately 99% of the outstanding shares of EZchip Technologies Ltd. and approximately 89% on a fully diluted basis, taking into account EZchip options and shares held by current and former employees. EZchip Inc. is wholly owned by EZchip Technologies Ltd.

D.	PROPERTY, PLANTS AND EQUIPMENT

        We do not own any real property. Our principal development, marketing and administrative facilities occupy approximately 25,000 square feet of a building in Yokneam, Israel, at an aggregate rental cost of approximately $340,000 in 2007. The lease for our principal offices expires in January 2009.

        EZchip, which conducts its sales operations through two locations in the United States, leases office space in California and Massachusetts under six-month renewable leases. The aggregate rental cost for the two offices was approximately $80,000 in 2007.

        Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business, mainly in Israel. These purchases totaled $217,000 in 2005, $231,000 in 2006 and $309,000 in 2007. Our capital expenditures in 2005, 2006 and 2007 were spent primarily for the procurement of research and development hardware equipment and software tools.

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

        Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

        We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network-processor based systems, software tools and maintenance and support services.

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

        Revenues from network processor chips and network processor-based systems are recognized upon shipment in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements,” when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Generally, we do not have any significant obligations after delivery. We do not grant a right of return to its customers. In addition, if a sale does not meet all of the criteria, the sale is deferred until all criteria are met.

        Revenues from sales of software tools and maintenance services which are sold separately from other products are recognized in accordance with statement of Position 97-2, “Software Revenues Recognition.” We use the “residual method” when vendor specific objective evidence (VSOE) of fair value only exists for the maintenance.

        In certain instances, we sell network processor-based systems together with software tools and maintenance and support services. In these cases, we comply with the requirements set forth in EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

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

Allowance for Doubtful Debts

        Management continually reviews the collectibility of trade accounts receivable and the adequacy of the allowance for doubtful debts against the trade accounts receivable. Management specifically analyzes customer accounts, account receivable aging reports, history of bad debts and the business or industry sector to which they belong, customer concentrations, customer credit worthiness, current economic trends and any other pertinent factors. Management is able to make reasonably objective judgments on the adequacy of other provisions relating to trade accruals. The allowance for doubtful debts amounted to $40,000 and $48,000 as of December 31, 2007 and 2006, respectively.

Goodwill and Other Intangible Assets

        We follow Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

        We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. As of December 31, 2007, 2006 and 2005 no impairment charges were required.

Equity-based Compensation Expense

        We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted.

        Prior to the adoption of SFAS No. 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123. Pursuant to these accounting standards, we recorded deferred compensation for stock options granted to employees at the date of grant equal to the excess of the market value of the underlying shares at that date over the exercise price of the options. Furthermore, when terms of options granted were modified, we accounted for the modifications as an exchange of the original award, resulting in additional compensation expenses based on the differences between the fair value of the new award and the original award immediately before modification and in accordance with SFAS No 123.

        We estimate the fair value of employee stock options using a Black-Scholes Merton valuation model. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term. We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends. The expected term of options granted is calculated in accordance with the provisions of Staff Accounting Bulletin, or SAB, 107. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

        With regard to the fair value of employee stock options in EZchip, we retained a third party appraiser to calculate the fair market value of the ordinary shares’ fair value and other assumptions used in the Black-Scholes Merton valuation model.

Accounting for Income Tax

        On January 1, 2007, we adopted the Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” or FIN 48,which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109 and SFAS No. 5 “Accounting for Contingencies”, or SFAS No. 5. As a result of the adoption of the FIN 48 we recorded a cumulative impact in the amount of $222,000.

        We also have non-income tax obligations related to sales and use and employment-related taxes related to these tax matters that are outside the scope of FIN 48 and accounted for under SFAS No. 5.

        Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards, for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2007 and 2006 are appropriately accounted for in accordance with FIN 48, SFAS No. 5 and SFAS No. 109 as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 16 to consolidated financial statements for further information regarding income taxes. We are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. Our tax returns are subject to ongoing audits by the tax authorities, which often result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Results of Operations

        The following table presents, for the periods indicated, information concerning our results of operations.

	Year Ended December 31,
	2005	2006	2007
	(in thousands, except share and per share data)

Revenues	$5,848	$8,469	$19,488
Costs of revenues	2,350	3,664	8,032
Amortization of technology	291	360	1,208

Gross profit	3,207	4,445	10,248
Operating expenses:
Research and development, net	8,215	8,402	8,529
In-process research and development charge	1,475	2,033	396
Sales, general and administrative, net	3,643	4,295	5,927

Total operating expenses	13,333	14,730	14,852

Operating loss	(10,126)	(10,285)	(4,604)
Financial and other income (expenses), net	(312)	(2,204)	71

Loss from continuing operations before minority interest	(10,438)	(12,489)	(4,533)
Minority interest in loss of a subsidiary	206	172	445

Net loss basic and diluted	(10,232)	(12,317)	$(4,088)
Cumulative effect of change in accounting principle	(115)	--	--
Net loss after cumulative effect of change in accounting
principle	(10,347)	(12,317)	$(4,088)

Net loss per share (basic and diluted)	(0.92)	(1.05)	$(0.25)
Net loss per share after cumulative effect of change in
accounting principle	(0.93)	(1.05)	$(0.25)

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Revenues

        We generate our revenues mainly from sales of network processors chips and to a lesser extent from the sales of network processor-based systems, software tools and services. For the year ended December 31, 2007, revenues increased by $11.0 million, or 130%, to $19.5 million from $8.5 million in the year ended December 31, 2006. This increase is mainly attributable to increased purchases by a few NP-2 customers that entered into their production stage for networking products incorporating our network processors chips.

Cost of Revenues

        Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs. For the year ended December 31, 2007, our cost of revenues increased by $4.4 million, or 119%, to $8.0 million (41% of revenues) from $3.7 million (43% of revenues) in the year ended December 31, 2006, primarily as a result of the increase in revenues. The decrease in cost of revenues as a percentage of revenues is the result of the increased volume production orders from our contract manufactures, characterized by lower unit prices.

Amortization of Technology

        Amortization of technology reflects the amortized cost of the intangible asset -“existing technology” created in connection with the purchases of EZchip shares in the share exchange transactions. Each of the EZchip share acquisitions was accounted for according to the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition. Existing technology is amortized using the straight-line method over its useful life, which is up to four years. For the year ended December 31, 2007, amortization of technology increased by $0.8 million, or 236%, to $1.2 million from $0.4 million in the year ended December 31, 2006. This increase resulted mainly from the December 22, 2006 exchange transaction which increased the existing technology asset in our balance sheet by $2.8 million and hence resulted in increased amortization cost during 2007.

Gross Profit

        For the year ended December 31, 2007, gross profit increased by $5.8 million, or 131%, to $10.2 million (53% of revenues) from $4.4 million (52% of revenues) in the year ended December 31, 2006, primarily as a result of the increase in revenues.

Research and Development Expenses, Net

        Research and development expenses consist primarily of the salary and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs). The reported figures consist entirely of EZchip’s research and development costs. Since April 1, 2006, we have received research and development participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel, or the OCS. For the year ended December 31, 2007, research and development costs increased by $1.2 million, or 13%, to $10.7 million (excluding OCS grants of $2.1 million) from $9.4 million (excluding OCS grants of $1.0 million) in the year ended December 31, 2006. This increase is attributable primarily to higher labor costs in the 2007 period, resulting from an increase in the number of our research and development personnel (from 72 persons at the end of 2006 to 81 persons at the end of 2007), combined with an increase in the average labor cost per employee and a higher level of equity based compensation under FAS 123R, which were partially offset by significantly lower non-recurring engineering costs in 2007 compared to 2006.

In-Process Research and Development Charge

        We recorded in-process research and development charges in the amounts of $0.4 million in the year ended December 31, 2007 and $2.0 million in the year ended December 31, 2006 in connection with the purchases of EZchip shares in September 2007 and December 2006, respectively. See Notes 3h and 3i to the consolidated financial statements.

Sales, General and Administrative Expenses

        Sales, general and administrative expenses consist primarily of salaries, commissions to third party sales representatives, participation in trade shows and travel expenses as well as legal, accounting and other administrative costs. For the year ended December 31, 2007, these expenses increased by $1.6 million, or 38%, to $5.9 million from $4.3 million in the year ended December 31, 2006. This increase is attributable primarily to equity-based compensation expense recorded under SFAS No. 123(R) and to a lesser extent to labor costs (resulted from the increase in personnel as well as to an increase in the average labor cost per employee), marketing expenses, sales commissions, legal, accounting and other administrative costs associated mainly with the growth of our business.

Financial and Other Income (Expenses), Net

        Financial and other income (expenses), net reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. For the year ended December 31, 2007, net financial income increased by $2.3 million, or 103%, to $71,000 from net financial expenses of $2.2 million for the year ended December 31, 2006. This increase is primarily attributable to the accretion of $2.7 million to the redemption value of the EZchip Redeemable Preferred Shares in 2006. In December 2006, we acquired additional preferred shares of EZchip resulting in our owning the majority of the EZchip Series C Redeemable Preferred Shares. As a result, a redemption demand cannot be delivered without our consent and we therefore ceased to record any interest expense in our consolidated financial statements. As of January 22, 2008, we own all of EZchip’s outstanding Redeemable Preferred Shares (see Note 19 to the consolidated financial statements).

Minority Interest in Loss of a Subsidiary

        Minority interest in loss of a subsidiary reflects the share of EZchip’s minority holders of ordinary shares in EZchip’s loss. The amounts of $0.4 million and $0.2 million represent proceeds received during 2007 and 2006, respectively, from the exercise of options to purchase ordinary shares of EZchip.

Cumulative Effect of Change in Accounting Principle

        We did not record any cumulative effect of change in accounting principle in 2006 and 2007.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenues

        For the year ended December 31, 2006, revenues increased by $2.6 million, or 45%, to $8.5 million from $5.8 million in the year ended December 31, 2005. This increase is mainly attributable to increased purchases by a few NP-2 customers that entered into their production stage for networking products incorporating our network processors chips.

Cost of Revenues

        For the year ended December 31, 2006, our cost of revenues increased by $1.3 million, or 56%, to $3.7 million (43% of revenues) from $2.4 million (40% of revenues) in the year ended December 31, 2005, primarily as a result of the increase in revenues. The increase in cost of revenues as a percentage of revenues is the result of the increased volume production orders, characterized by lower unit prices and a change in the mix of our sales, with a higher contribution from the sale of chips and other hardware products compared to software and services in 2005.

Gross Profit

        For the year ended December 31, 2006, gross profit increased by $1.2 million, or 39%, to $4.4 million (52% of revenues) from $3.2 million (55% of revenues) in the year ended December 31, 2005, primarily as a result of the increase in revenues.

Research and Development Expenses, Net

        For the year ended December 31, 2006, research and development costs (excluding OCS grants of $1.0 million) increased by $1.2 million, or 14%, to $9.4 million from $8.2 million in the year ended December 31, 2005. This increase is attributable primarily to labor costs and equipment and software tool licenses costs associated with the increase in the number of EZchip’s research and development personnel. In addition, research and development expenses for the year ended December 31, 2006 included $0.4 million of stock-based compensation expense recorded under SFAS No. 123(R).

In-Process Research and Development Charge

        We recorded in-process research and development charges in the amounts of $2.0 million in the year ended December 31, 2006 and $1.5 million in the year ended December 31, 2005 in connection with the purchases of EZchip shares in exchange transactions in December 2006 and June 2005, respectively. See Notes 3g and 3h to the consolidated financial statements.

Sales, General and Administrative Expenses

        For the year ended December 31, 2006, sales, general and administrative expenses increased by $0.7 million, or 18%, to $4.3 million from $3.6 million in the year ended December 31, 2005. This increase is attributable primarily to labor costs resulted mainly from the increase in the number of sales, general and administrative personnel. In addition, sales, general and administrative expenses for the year ended December 31, 2006 included $0.2 million of stock-based compensation expense recorded under SFAS No. 123(R).

Financial and Other Expenses, Net

        For the year ended December 31, 2006, net financial expenses increased by $1.9 million, or 606%, to $2.2 million from net financial expenses of $0.3 million for the year ended December 31, 2005. This increase is primarily attributable to the accretion to redemption value of the EZchip Redeemable Preferred Shares in 2006. The EZchip Series C Redeemable Preferred Shares were issued in March 2003, March 2004 and July 2005, and we recorded the amounts of $10.9 million, $2.6 million and $3.0 million, which were invested by parties other than us in March 2003, March 2004 and July 2005, respectively, as Redeemable Preferred Shares in EZchip. The EZchip Series C Redeemable Preferred Shares may be redeemed at the request of the majority holders of such shares, after March 2007 (four years from the original issuance date), at a price per share equal to the greater of (a) the original per share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% interest compounded annually or (b) the fair market value of such shares. In December 2006, we acquired preferred shares of EZchip in consideration for the issuance of our ordinary shares resulting in us owning a majority of the EZchip Series C Redeemable Preferred Shares. See Note 3h to the consolidated financial statements. As a result, a redemption demand cannot be delivered without our consent and we do not expect that we will be required to record any interest expense in the future related to such Redeemable Preferred Shares in our consolidated financial statements.

Minority Interest in Loss of a Subsidiary

        Minority interest in loss of a subsidiary reflects the share of EZchip’s minority holders of ordinary shares in EZchip’s loss. The amounts of $0.2 million and $0.2 million represent proceeds received during 2006 and 2005, respectively, from the exercise of options to purchase ordinary shares of EZchip.

Cumulative Effect of Change in Accounting Principle

        In April 2003, EZchip granted a warrant to purchase Series C Redeemable Preferred C Shares in connection with a loan agreement with a third party. The loan was repaid in August 2004. EZchip accounted for such warrant in accordance with FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS No. 150. Under SFAS No. 150, this warrant was classified as a liability and is carried at its fair value. The guidance of this Statement was applied in the first interim period beginning after June 30, 2005 and resulted in a cumulative affect of a change in accounting principles of $0.1 million. See Note 2k of the consolidated financial statements.

Effective Corporate Tax Rate

        Israeli companies were subject to corporate tax at the rate of 29% of their taxable income in 2007. The corporate tax rate was reduced to 27% in 2008, and will be further reduced to 26% in 2009 and 25% in 2010. However, because we have elected to participate in the alternative package of tax benefits for our current approved enterprise, the income derived from that enterprise will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period. The period of tax benefits for EZchip’s approved enterprise is valid for ten years following the first year in which the company generated net income associated with the approved enterprise. Certain investment income derived by EZchip from investments may not be regarded by the Israeli tax authorities as income from its approved enterprise and consequently may be taxed at the regular statutory rate in Israel.

        We and EZchip have tax loss carryforwards resulting from the years up to and including 2007 amounting to approximately $76 million which may be carried forward indefinitely.

        EZchip Inc. is subject to U.S. income taxes and has a loss carryforward resulting from the years up to and including 2007 amounting to approximately $3.7 million.

        Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. In addition, we have accumulated capital losses in the amount of $25 million.

        We and our subsidiaries have a history of losses and therefore provided valuation allowances in respect of deferred tax assets resulting from operating loss carryforward and other temporary differences.

Adoption of New Accounting Standard

        On January 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” or FIN 48. See discussion above under “Critical Accounting Policies.”

Our Location in Israel

        We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. See Item 3D “Key Information – Risk Factors – Risks Relating to Our Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Impact of Currency Fluctuation and of Inflation

        A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. Such trend continued during the first three months of 2008 with the NIS further appreciated against the U.S. dollar. Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques we cannot eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price. The caption “Financial and other income (expenses), net” in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense. See Note 18 to our consolidated financial statements.

Seasonality

        Our operating results are generally not characterized by a seasonal pattern.

Recently Issued Accounting Standards

        Based on our review of the recently issued accounting standards, we believe that the adoption of the following standard may have a significant impact on our consolidated financial statements:

        In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact our consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. We are currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for financial statement issued for fiscal years beginning on January 1, 2008. We have determined that the adoption of SFAS 159 will not have an impact on our consolidated financial statements since we have not elected the fair value option for any of our existing assets or liabilities as of FAS 159 effective date.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141R. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions. As such the adoption of the provisions of FAS 141R is not expected to impact our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of the provisions of SFAS No. 160 is not anticipated to materially impact our consolidated financial position and results of operations.

        On December 21, 2007 the staff of the Securities and Exchange Commission issued SAB No. 110, which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the Staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The Staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We expect to continue using the simplified method. As a result, we do not expect that the adoption of SAB No. 110 will have a significant impact on our consolidated financial statement.

        In June 2007, the Emerging Issues Task Force, or EITF, of the FASB reached a consensus on Issues 07-03, “Accounting for Nonrefundable Advance Payment for Goods or Services to be Used in Future Research and Development Activities, or EITF 07-03, which addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-03, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related service are performed. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. We are in the process of evaluating the impact of EITF 07-03, however, we do not expect it to have a significant impact on our consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and research and development grants. Until 2006, EZchip’s research and development was funded through the proceeds of third party investments, combined with contributions by LanOptics. Since April 2006, EZchip’s research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS.

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

        Loan. In August 2006, EZchip entered into a credit agreement with Plenus II, Limited Partnership and Plenus II (D.C.M.), Limited Partnership, as lenders, pursuant to which the lenders agreed to make a $4.0 million line of credit available to EZchip, which may be increased by an additional $2.0 million upon EZchip’s achievement of certain milestones. Under the terms of the credit agreement, EZchip may draw amounts under the line of credit from time to time until August 2007, at which time the drawn and unpaid amount shall be fixed and the revolving line of credit facility shall become a loan. The loan bears annual interest of LIBOR+3% for the first two years and LIBOR+4.5% for the third year. The principal of the loan shall be repaid in 12 equal monthly payments, commencing August 2008. As part of the credit agreement, EZchip issued to the lenders 910,000 Series C Redeemable Preferred Shares. We acquired these shares in December 2006 in exchange for our ordinary shares. In October 2007, EZchip repaid the loan in full in an early repayment and the floating charge was removed.

        Exchange and Purchase of EZchip Shares. From 2005 through January 2008, we acquired substantially all of the outstanding EZchip shares. In 2005, 2006 and January 2008 the EZchip shares were exchanged for our ordinary shares and in August and September 2007 the EZchip shares were acquired for cash. As a result of such transactions, we currently hold a 99% ownership interest in EZchip. See Notes 3g, 3h, 3i and 19 to the consolidated financial statements.

        LanOptics Private Placements. On December 16, 2003, we concluded a $6.0 million private placement of our ordinary shares to Deutsche Bank AG, London Branch. $5.3 million of the proceeds were used to fund the exercise of our option to purchase EZchip Series C Preferred Shares, which increased our ownership interest in EZchip to 53.4% at such time. The investors in this private placement were granted warrants to purchase an aggregate of 187,500 of our ordinary shares at an exercise price of $11.39 per share with an exercise period of five years

        On November 26, 2004, we concluded a $14.3 million private placement of our ordinary shares to several institutional investors. The private placement was undertaken to strength our balance sheet and insure our control over EZchip in the event of additional private investment in EZchip, as well as for other general corporate purposes. The investors in this private placement were granted warrants to purchase an aggregate of 478,800 ordinary shares at an exercise price of $15.5 per share with an exercise period of five years.

        LanOptics public offering In August and September 2007, we concluded a $43.6 million public offering of our ordinary shares, of which a net amount of $14.2 million was used to increase our ownership interest in EZchip through the purchase of EZchip shares issued upon the exercise of employee stock options.

        Working Capital; Cash, Cash Equivalents and marketable securities. As of December 31, 2007 we had $45.5 million in working capital and $42.6 million in cash, cash equivalents and marketable securities, compared to $19.4 million in working capital and $17.6 million in cash, cash equivalent and marketable securities as of December 31, 2006 and $20.6 million in working capital and $19.6 million in cash, cash equivalents and marketable securities as of December 31, 2005.

        Cash flows. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2005	2006	2007
	(in thousands)

Statement of Cash Flows Data:
Net cash used in operating activities	$8,978	$7,136	$1,130
Net cash provided by (used in) investing activities	6,363	(207)	(20,130)
Net cash provided by financing activities	3,226	5,414	40,546

Increase (decrease) in cash and cash equivalents	611	(1,929)	19,286
Cash and cash equivalents - beginning of year	13,504	14,115	12,186

Cash and cash equivalents - end of year	$14,115	$12,186	$31,472

        Net cash used in operating activities was approximately $1.1 million for the year ended December 31, 2007 compared with net cash used in operating activities of approximately $7.1 million for the year ended December 31, 2006 and $9.0 million for the year ended December 31, 2005. The decrease in cash used for operating activities in 2007 resulted from a 130% increase in revenue accompanied by a flat rate of cash related operating expenses in 2007, compared to 2006. There was no material change in the mix or type of expenses resulted in the net cash used in operating activities between 2007, 2006 and 2005.

        Net cash used in investing activities was approximately $20.1 million for the year ended December 31, 2007. Of such amount, approximately $14.2 million (net) was used for the acquisition of EZchip shares that were issued upon the exercise of employee stock options, approximately $5.6 million was used to purchase marketable securities and approximately $0.3 million was used to purchase property and equipment. Net cash used in investing activities was approximately $0.2 million for the year ended December 31, 2006. This amount was primarily attributable to purchases of property and equipment. Net cash provided by investing activities was approximately $6.4 million for the year ended December 31, 2005. Of such amount, approximately $6.6 million resulted from sale and redemption of marketable securities and approximately $0.2 million was used for purchases of property and equipment.

        For the year ended December 31, 2007, net cash provided by financing activities was approximately $40.5 million. This amount is attributable to proceeds of $43.5 million (net) from our August and September 2007 public offerings, approximately $1.0 million generated from the exercise of employee stock options and the repayment of a $4.0 million long term loan. Net cash provided by financing activities was approximately $5.4 million for the year ended December 31, 2006. This amount is attributable to proceeds of $1.4 million from the exercise of stock options and proceeds of $4 million from a long-term loan. For the year ended December 31, 2005, net cash provided by financing activities was approximately $3.2 million. This amount is attributable to proceeds of $0.2 million from the exercise of stock options and $3.0 million associated with the issuance of EZchip’s Series C Preferred Shares to third parties.

        We believe that our unused cash, cash equivalents and marketable securities balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        Currently, 84 employees, representing about 75% of our employees, are engaged in research and development. EZchip’s senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

        Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS. The following table sets forth our research and development expenses for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)

Research and development expenses	$8,215	$9,405	$10,651
Office of the Chief Scientist grants	--	1,003	2,122
Research and development expenses, net	$8,215	$8,402	$8,529

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

        We hold four U.S. registered patents:
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

D.	TREND INFORMATION

        Our 2007 revenues increased 130% to $19.5 million, up from $8.5 million in 2006. This increase in revenues is mainly attributable to increased purchases by a few NP-2 customers that entered into the production stage for networking products incorporating our network processors chips. NP-2 constituted 76% of 2007 revenues; NP-1 contributed 18%; and the 6% balance resulted mainly from the sale of software tools and services. Two major tier-1 CESR (carrier Ethernet switches and routers) vendors are building several of their CESR platforms based on EZchip network processors. Juniper Networks, currently our largest customer, contributed approximately 42% of our 2007 revenues. Juniper continued to launch products based on our NP-2 processor to production, driving higher NP-2 revenues during 2007. We expect Juniper to continue to launch additional NP-2 and NP-3 based products during 2008, maintaining and continually growing their contribution to our revenues. The second vendor, known to be the world’s largest networking vendor, has selected the special version of NP-3, developed in collaboration with Marvell, for several of its CESR product lines. The special version of NP-3 is in its final stages of development and we expect it to move into production in the near future. As of December 31, 2007, we had a total of 127 design wins of which 61 were in production, 40 with NP-2 and 21 with NP-1. The remaining 66 design wins are in the product development phase, and we expect a significant portion of them to enter production during 2008.

        Our chips go into communication equipment that average about two years from design win to product, and volume orders can be expected only after the customer’s equipment enters volume production, which may take one additional year. Consequently, we have not yet realized the potential of our design wins and our quarterly revenues may fluctuate. We do not expect that all of our customers will reach production stage, as projects may be halted, delayed or cancelled. In addition, there is no assurance that products that have reached production will be successfully accepted in the marketplace. Our future revenue ramp-up will continue to depend on the success of our customers’ new products that incorporate our network processors, on market acceptance of these products, and on the continued growth of the telecommunications and related markets. See also discussion in Item 5A “Operating Results and Financial Review and Prospects – Operating Results.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our material contractual obligations as of December 31, 2007:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$1,785	$1,018	$767	--	--
Severance pay (1)	$3,272	--	--	--	--
Total	$5,057	$1,018	$767	--	--

(1) Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $0.6 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position(s)

Benny Hanigal	58	Chairman of the Board
Eli Fruchter	52	Director and President and Chief Executive
		Officer of EZchip Technologies Ltd.
Dror Israel	39	Chief Financial Officer
		Vice President - Business Development of
Amir Eyal	48	EZchip
Ran Giladi (1)	53	Director
Karen Sarid (1)(3)	57	Director
Shai Saul (1)(2)(3)	46	Director
David Schlachet (1)(2)(3)	62	Director

(1)	“Independent Director” under rules of the Securities and Exchange Commission and NASDAQ Marketplace Rules (see explanation below)

(2)	“Outside Director” within the meaning of the Israeli Companies Law (see explanation below)

(3)	Member of our Audit Committee.

        Benny Hanigal has served as the Chairman of our Board of Directors since December 2007, and as the Chairman of the Board of Directors of EZchip since December 2006. Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995. In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997. From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds. Mr. Hanigal also serves as a director of Alvarion Ltd. Mr. Hanigal has a B.Sc. degree in Electrical Engineering from the Technion -Israel Institute of Technology.

        Eli Fruchter serves as the President and Chief Executive Officer of EZchip, a position that he has held since EZchip’s inception in May 1999, and has served as a director of our company since its inception and Chairman of our Board of Directors from December 2006 until December 2007. Mr. Fruchter co-founded our company and from 1990 to 1999 he served as our General Manager and the Chairman of our Board of Directors. Prior to that, he was also among the founders of Adacom Technologies Ltd., a manufacturer of data communications products. Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology.

        Dror Israel has served as our Chief Financial Officer since June 2001. Prior to that and from January 2000, he served as our financial controller and as our financial analyst from August 1997 through December 1999. Prior to joining LanOptics, Mr. Israel was employed by Hi Group, a holding company, as a financial analyst. Mr. Israel holds a B.A. degree in economics from Haifa University and MBA degree (cum laude) from the Technion – Israel Institute of Technology.

        Amir Eyal has served as Vice President – Business Development of EZchip technologies Ltd. since August 1999. From 1997 to 1998, Mr. Eyal served as Vice President of Marketing at CLASS Data Systems, a start-up that provides solutions for network Quality of Service. The company was acquired by Cisco Systems in 1998. From 1996 to 1997, Mr. Eyal served as Vice President, Marketing at ORNET Data Communications, a LAN switch vendor. From 1994 to 1996, Mr. Eyal served as Director of Marketing at RAD Network Devices, a router vendor and member of the RAD-BYNET Group and served in pre-sale and post-sale roles at that company from 1988-1994. From 1986 to 1988, Mr. Eyal was a chip design engineer at Clarity, a chip design start-up. Mr. Eyal holds a B.Sc. degree in Computer Engineering from the Technion-Israel Institute of Technology.

        Prof. Ran Giladi has served as a director of our company since December 2001.  Prof. Giladi is a faculty member of Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1992 until 2000.  Prof. Giladi was the active Chairman of DiskSites, Inc., which was acquired by Expand Networks Ltd. in 2006.  Prof. Giladi co-founded InfoCyclone Inc., which produces storage appliances for owners of massively accessed repositories and of which he was President and Chief Executive Officer from 2000 until 2002.  Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986.  His research interests include computer and communications systems performance, data networks and communications, and network management systems. Prof. Giladi holds a B.Sc. degree in Physics and M.Sc. degree in Biomedical Engineering, both from the Technion – Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

        Karen Sarid has served as a director of our company since December 2001. Ms. Sarid has served as the General Manager of Galil Medical Israel since 2007. Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market. Prior thereto and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd. From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market. Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996. Ms. Sarid also serves as a director of Oridion Systems Ltd.. Gilat Satellite Networks Ltd. and Endymion Medical Ltd. Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

        Shai Saul has served as a director of our company since December 2006. Mr. Saul has served as the General Partner of DFJ Tamir Fishman Ventures, an Israeli technology-focused venture capital fund, since 1999. During 2001, he acted as CEO of CopperGate Communications. From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a leading provider of digital rights management and security solutions. From 1993 to 1994, Mr. Saul served as chief executive officer of Ganot Ltd., a cleantech company. Mr. Saul also serves as Chairman of the board of directors of CopperGate Communications and as a director of Allot Communications Ltd. and previously served as a director of Native Networks and Teleknowledge. Mr. Saul holds an LL.B. degree from Tel Aviv University.

        David Schlachet has served as director of our company since September 2005. Mr. Schlachet has served as chief executive officer of Syneron Medical Ltd. since November 2005, after having served as chief financial officer of Syneron Medical Ltd. from July 2004. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. He also served as an active Chairman of Elite Industries Ltd. From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director and chairman of the audit committee for NASDAQ-listed companies Pharmos Inc. and Compugen Ltd., and is a director of Adgar Investment and Development, which is listed on the Tel Aviv Stock Exchange. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

        There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

        The aggregate amount of compensation paid during 2007 to all of our directors and executive officers as a group (eight persons) for services in all capacities was approximately $534,000. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. The aggregate amount set aside or accrued during 2007 to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, was approximately $15,000. All our executive officers work full time for us.

        During the year ended December 31, 2007, we paid each of our outside directors approximately $1,480 per quarter and approximately $316 per meeting attended. Our other directors did not receive any cash compensation during 2007. Effective as of January 1, 2008, we pay a $3,000 monthly fee to Mr. Benny Hanigal in connection with his services as Chairman of our Board of Directors, as approved by our 2007 annual general meeting of shareholders. Prior to that date and from December 2006, Mr, Hanigal was paid the same monthly amount for his services as the Chairman of the Board of Directors of EZchip.

        During 2007, we granted our directors and executive officers as a group options to purchase an aggregate of 81,000 ordinary shares, with a weighted average exercise price of $12.23 that expire in 2012, and 9,000 restricted share units that expire in 2012, all of which options and RSUs were granted under the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan. In May 2007, we also granted to our directors and executive officers options to purchase an aggregate of 1,050,000 of EZchip’s ordinary shares at a price per share of $0.40 that expire in 2011, under the EZchip 2003 Section 102 Share Option Plan. These options were granted as part of a one-time stock option allocation to veteran employees of EZchip, in replacement of options previously granted to such employees that expired in 2007 after a seven year term, and have the same exercise price as the expired options. See Item 6E. “Directors, Senior Management and Employees – Share Ownership – Equity Incentive Plans.”

        We follow Israeli law and practice, instead of the NASDAQ Marketplace requirements, regarding the compensation of our executive officers. See below in this Item 6.C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Marketplace Rules and Home Country Practices.”

C.	BOARD PRACTICES

Election of Directors

        Our board of directors currently consists of six members. Under our articles of association, the board is to consist of between three and fourteen members, with the number fixed from time to time by our shareholders.

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

        We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. See below in this Item 6C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Marketplace Rules and Home Country Practices.”

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

Outside and Independent Directors

        Outside Directors. In accordance with the Israeli Companies Law, as an Israeli public company, we are required to have at least two outside directors. The outside directors must meet certain statutory requirements of independence. In general, the term of office of an outside director is three years, which can be extended for one additional three year-term (there are no prescribed terms of service for the other directors of the company). However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. An outside director can be removed from office only under very limited circumstances.

        Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        In accordance with the Israeli Companies Law, at least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, such as our company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualification.” Our outside director, Mr. David Schlachet, has “accounting and financial expertise” and our other outside director, Mr. Shai Saul, has “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

        Outside directors are elected by a majority vote at a shareholders’ meeting. In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

—	the majority includes at least one-third of the shares voted by shareholders other than our controlling shareholders; or

—	the total number of shares, other than shares held by controlling shareholders, voted against the election of the outside director does not exceed 1% of the aggregate voting rights of our company.

        Messrs, Shai Saul and David Schlachet serve as our outside directors under the Israeli Companies Law. Mr. Saul’s term will expire at our 2009 annual meeting of shareholders and Mr. Schlachet’s term will expire in 2008, following which their service as an outside director may each be extended for additional three-year terms.

        Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. Our Board of Directors has determined that each of Messrs. Giladi, Saul and Schlachet and Ms. Sarid qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

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

        Under the NASDAQ Marketplace Rules we are required to have an audit committee consisting of at least three independent members, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

        Our Audit Committee currently consists of Shai Saul, Karen Sarid and David Schlachet. We believe that the composition and function of the audit committee comply with the requirements of the Israel Companies Law, the Securities and Exchange Commission and NASDAQ Marketplace Rules.

Risk Management Committee

        Our board of directors has formed a Risk Management Committee to supervise currency risk management and the investment of our company’s funds. Our Risk Management Committee currently consists of Eli Fruchter and David Schlachet. Our Chief Financial Officer, Dror Israel, and an outside consultant in the field of risk management regularly advise the committee’s members.

Internal Auditor

        The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. The internal auditor may be an employee of ours, but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm or its representative. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. Fahn Kanne Control Management Ltd., a member of the Grant Thornton network, serves as our internal auditor.

Directors’ Service Contracts

        We do not have any service contracts with our directors, except for the $3,000 monthly fee we pay to Mr. Benny Hanigal commencing January 1, 2008 in connection with his services as Chairman of our Board of Directors, as approved by our 2007 annual general meeting of shareholders. Prior to that date and from December 2006, Mr, Hanigal was paid the same monthly amount for his services as the Chairman of the Board of Directors of EZchip.

        There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Fiduciary Duties; Approval of Certain Transactions

        Fiduciary Duties. The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.

        Duty of loyalty. The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and such person’s personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.

        Duty of care. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors unless the articles of association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval.

        An “office holder” is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Director and senior management” is an office holder.

        Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

        The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

        Approvals. In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. Our articles of association do not provide otherwise. Such approval must determine that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval required by the articles of association, it also must be approved by the audit committee and by the board and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such a transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter unless a majority of the board of directors or the audit committee has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

        Duties of shareholders. The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

        Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

—	extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

—	the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company.

        The shareholders approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

—	the majority includes at least one-third of the shares voted by shareholders who have no personal interest in the transaction; or

—	the total number of shares, other than shares held by the disinterested shareholders, that voted against the approval of the transaction does not exceed 1% of the aggregate voting rights of our company.

        Under the Israeli Companies Law, a shareholder also has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;

—	an increase of the company's authorized share capital;

—	a merger; or

—	approval of related party transactions that require shareholder approval.

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

Indemnification of Directors and Officers; Limitations on Liability

Indemnification of Office Holders

        Under the Israeli Companies Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company’s office holder:

—	monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

—	reasonable legal costs, including attorneys’ fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either: no financial liability was imposed on the office holder in lieu of criminal proceedings, or a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to an alleged criminal offense that does not require proof of criminal intent; and

—	reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

š	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

š	in a criminal action from which the office holder is acquitted, or

š	in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

        A company may indemnify an office holder in respect of these liabilities either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than legal costs, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

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

        On July 27, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. In practice, we do not comply with the NASDAQ requirements regarding the director nominations process, compensation of executive officers and the distribution of annual reports. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders, our board sets executive compensation, subject to the required approvals under Israeli law, and we post our annual reports or Form 20-F on our website. See above in this Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors” and “Directors, Senior Management and Employees – Board Practices – Fiduciary Duties; Approval of Certain Transactions.”

D.	EMPLOYEES

        As of March 27, 2008, we had 113 employees. The following table presents the number of our employees categorized by activity as of December 31:

	As of December 31,
	2005	2006	2007

Operations	5	8	8
Research and development	59	72	81
Sales and marketing	11	13	13
General and administrative	7	7	8

Total (1)	82	100	110

        The following table presents the number of our employees categorized by geographic location as of December 31:

	As of December 31,
	2005	2006	2007

Israel (1)	76	92	103
United States	6	7	6
China	--	1	1

Total	82	100	110

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

        Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. All of our employees are covered by life and/or pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% of base wages to such plans and employees contribute between 5.0% to 7% of their base wages. We also contribute 7.5% of base wages to certain “professional advancement” funds for our employees and they contribute 2.5% of base wages. Our contribution is limited to the maximum amounts that are not considered taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. The payments to the National Insurance Institute are determined progressively in accordance with wages.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

        None of our directors and executive officers holds more than 1% of our outstanding shares, other than Eli Fruchter, a member of our Board of Directors and President and Chief Executive Officer of EZchip. For Mr. Fruchter’s holdings, see Item 7A “Major Shareholders and Related Party Transactions – Major Shareholders.”

        As of December 31, 2007, our executive officers and directors as a group held options to purchase an aggregate of 86,000 of our ordinary shares. The weighted average exercise price of these options is $11.9 and their expiration dates range from January 2012 to October 2013. As of December 31, 2007, our executive officers and directors as a group also held 9,000 restricted share units. For information regarding ownership of our ordinary shares by our directors and executive officers as a group, see Item 7.A. “Major Shareholders and Related Party Transactions – Major Shareholders.”

Equity Incentive Plans

LanOptics Equity Incentive Plans

        2003 Amended and Restated Equity Incentive Plan. On October 2003, LanOptics adopted the 2003 Israeli Share Option Plan. The plan was amended in December 2006 and further amended in December 2007. The plan was renamed the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan, or the 2003 Israel Plan. Up to 1,770,000 ordinary shares may be granted under the 2003 Israel Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan. The 2003 Israel Plan is administered by the Board of Directors, or a committee of the Board that is delegated authority to act as the administrator. The administrator has broad discretion, subject to certain limitations, to determine the persons entitled to receive awards, the terms and conditions on which awards are granted and the number of shares subject to each award granted. Under the 2003 Israel Plan, we may grant restricted share units, or RSUs, and options to purchase our ordinary shares to Israeli employees, directors, consultants, advisers and service providers of our company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive awards under the 2003 Israel Plan are afforded certain tax benefits (excluding our controlling shareholders or those who are not our employees or directors). We have elected the benefits available under the “capital gains” alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the awards in the name of a trustee for each of the employees who is granted awards. Each award, and any ordinary shares acquired upon the exercise of the award, must be held by the trustee for a period of 24 months . The 2003 Israel Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant. Awards granted under the 2003 Israel Plan are generally exercisable over four years. Awards that are not exercised will become available for further grant by the Board under the 2003 Israel Plan. In addition, pursuant to amendment to the 2003 Israel Plan approved by our shareholders in December 2007, on January 1st of each year, commencing January 1, 2009, to the extent the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan on such date is less than 4% of the number of ordinary shares issued and outstanding on such date, the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan will automatically increase on such date to equal 4% of the number of ordinary shares issued and outstanding on such date.

        As of December 31, 2007, there were options to purchase an aggregate of 86,000 ordinary shares outstanding under the 2003 Israel Plan. All of these options were exercisable at an weighted average exercise price of $11.9 per share. In addition, as of December 31, 2007, there were 29,250 RSUs outstanding under the 2003 Israel Plan.

        LanOptics Ltd. 2007 U.S. Equity Incentive Plan. On December 27, 2007, LanOptics adopted the 2007 U.S. Equity Incentive Plan, or the 2007 U.S. Plan. Up to 500,000 ordinary shares may be granted under the 2007 U.S. Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan. Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan. In general, the exercise price of incentive stock options granted under the 2007 U.S. Plan must be at least equal to 100% of the fair market value of the ordinary shares on the date of grant. If, however, incentive stock options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our share capital or the share capital of any parent or subsidiary of us, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of such incentive stock options must not exceed five years.

        As of December 31, 2007, no awards were granted under the 2007 U.S. Equity Incentive Plan.

EZchip Option Plans

        Since 2000, EZchip has granted options to purchase its ordinary shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the 2000 Section 102 Share Option Plan, the 2003 Section 102 Share Option Plan and the 2001 U.S. Stock Option Plan), as an incentive to attract and retain qualified personnel. Under these plans a total of 16,500,000 ordinary shares of EZchip were reserved and authorized for issuance. Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant. The options generally expire seven to ten years from the date of the grant, and are non-transferable, except under the laws of succession.

        Following our acquisition of substantially all of EZchip’s shares, we discontinued our practice of granting EZchip employees options to purchase shares of EZchip pursuant to the EZchip option plans. Instead, all future incentive awards to EZchip employees will consist of options or restricted share units to purchase ordinary shares of our company.

        As of December 31, 2007, there were outstanding options to purchase ordinary shares of EZchip representing approximately 9.9% of the share capital of EZchip on an as converted and fully diluted basis. Approximately 21% of these options were held by directors and officers of our company. During 2007, we purchased from employees and former employees of EZchip approximately 4,374,458 EZchip ordinary shares issued upon exercise of employee stock options for approximately $14.2 million, net of the exercise prices paid by the employees and former employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information as of March 27, 2008 (unless otherwise indicated below) for (i) each shareholder known to us to beneficially own more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares, and (iii) our executive officers and directors as a group. The information in the table below is based on 23,324,086 ordinary shares outstanding as of March 27, 2008. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Shares(1)	Percent

JK&B Capital (2)	2,589,611	11.1%
The Goldman Sachs Group, Inc. (3)	2,422,230	10.4%
Eli Fruchter (4)	616,957	2.6%
All directors and executive officers as a group (8 persons) (5)	666,957	2.9%

(1)	The number of ordinary shares beneficially owned includes the shares issuable pursuant to options and restricted share units that are exercisable within 60 days of the date of this table. Shares issuable pursuant to such options or restricted share units are deemed outstanding for computing the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.

(2)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 8, 2008 and other information available to the company. The aggregate number of shares includes 2,563,715 ordinary shares beneficially held by JK&B Shalom II, LLC and 25,896 ordinary shares beneficially held by JK&B Capital III, Civil Law Partnership. JK&B Shalom II, LLC is a Delaware Limited Liability Company. JK&B Capital, LLC is the manager of JK&B Shalom II, LLC, and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Shalom II, LLC. David Kronfeld is the manager of JK&B Capital, LLC and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Shalom II, LLC. JK&B Capital III, Civil Law Partnership, is a German civil law partnership. JK&B Capital, LLC is the managing partner of JK&B Capital III, Civil Law Partnership and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Capital III, Civil Law Partnership. David Kronfeld is the manager of JK&B Capital, LLC and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Capital III, Civil Law Partnership. The address for each of JK&B Shalom II, LLC, JK&B Capital III, Civil Law Partnership, JK&B Capital, LLC and David Kronfeld is Two Prudential Plaza, 180 N. Stetson Avenue, Suite 4500, Chicago, Illinois 60601. Each of JK&B Shalom II, LLC, JK&B Capital III, Civil Law Partnership, JK&B Capital, LLC and David Kronfeld disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

(3)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 9, 2008 and other information available to the company. The aggregate number of shares includes 248,830 ordinary shares beneficially held by The Goldman Sachs Group, Inc., 124,415 ordinary shares beneficially held by GS EZC Employee Holdings, L.L.C., 2,015,364 ordinary shares beneficially held by GS PEP Tech EZC Holdings, L.L.C., and 33,621 ordinary shares beneficially held by GS PEP 1999 Direct EZC Holdings, L.L.C. The Goldman Sachs Group, Inc. is a reporting company under the Securities Exchange Act of 1934. The managing member of each of GS EZC Employee Holdings, L.L.C, GS PEP Tech EZC Holdings, L.L.C. and GS PEP 1999 Direct EZC Holdings, L.L.C. (collectively, the “GS Funds”) are wholly owned subsidiaries of The Goldman Sachs Group, Inc. and as such, The Goldman Sachs Group, Inc. has voting and investment control over the shares held by the GS Funds. The 248,830 ordinary shares shown above as held by The Goldman Sachs Group, Inc. do not include the shares held by the GS Funds. The Goldman Sachs Group Inc. disclaims beneficial ownership of the shares held by the GS Funds, except to the extent of their pecuniary interest in such shares. The address for each of the GS Funds is 85 Broad Street, New York, New York 10004.

(4)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2007 and other information available to the company. The address for Mr. Fruchter is c/o LanOptics Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.

(5)	As of March 27, 2008 all directors and executive officers as a group (eight persons) held options to purchase an aggregate of 41,000 ordinary shares and 9,000 RSUs exercisable within 60 days of the date of the table into at a weighted average exercise price of $11.6. The options and RSUs expire between January 2012 and October 2013

Significant Changes in the Ownership of Major Shareholders

        Nokia Venture Partners. On February 9, 2007, Nokia Venture Partners II, L.P., or NVP II, filed a Schedule 13G with the Securities and Exchange Commission reflecting ownership of 1,577,362, or 10.06%, of our ordinary shares. The Schedule 13G reflects that of such shares, 1,559,879 ordinary shares are directly owned by NVP II and 17,483 ordinary shares are directly owned by NVP II Affiliates Fund, L.P., or NVPA. On March 26, 2007, NVP II filed Amendment No. 1 to Schedule 13G with the Securities and Exchange Commission reflecting ownership of 1,051,574, or 8.7%, of our ordinary shares. The Amendment No. 1 to Schedule 13G reflects that of such shares, 1,051,574 ordinary shares are directly owned by NVP II and 11,655 ordinary shares are directly owned by NVPA. On February 8, 2008, NVP II filed Amendment No. 2 to Schedule 13G with the Securities and Exchange Commission to report it no longer owned any of our ordinary shares as of December 31, 2007.

        Dr. Meir Barel. On December 28, 2006, Dr. Meir Barel filed a Schedule 13G with the Securities and Exchange Commission reflecting ownership of 1,944,204, or 12.4%, of our ordinary shares. The Schedule 13G reflects that of such shares, 735,797 ordinary shares are held by Star-Seed Managementgesellschaft mbH, or Star Seed, and 1,208,407 ordinary shares are beneficially held by SVM Star Ventures Managementgesellschaft mbH Nr. 3., or Star 3. The Schedule 13G states Dr. Barel is the sole director and primary shareholder of SVM 3 and Seed GmbH and as such, he may be deemed to be the beneficial holder of, and to share the power to vote and dispose of, the shares owned directly and indirectly by SVM 3 and Seed GmbH. Dr. Barel, Seed GmbH and SVM 3 each disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein, except for 15,633 ordinary shares held by SVM 3 as Trustee for Dr. Barel. On May 3, 2007, Dr. Meir Barel filed Amendment No. 1 to Schedule 13G with the Securities and Exchange Commission reflecting ownership of 749,495, or 4.8%, of our ordinary shares. The Amendment No. 1 to Schedule 13G reflects that of such shares, 283,651 ordinary shares are held by Star Seed and 465,844 ordinary shares are beneficially held by Star 3.

        JK&B Capital and The Goldman Sachs Group. On January 22, 2008, we issued an aggregate of 5,011,841 of our ordinary shares to The Goldman Sachs Group, Inc. and three of its affiliates and to JK&B Shalom II LLC and JK&B Capital III, Civil Law Partnership in exchange for the EZchip shares previously held by them. The ordinary shares were issued pursuant to an exchange right agreement LanOptics entered into with these shareholders. See Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

        James Cheney. In August and September 2007, we issued and sold in private placements an aggregate of 900,000 of our ordinary shares to James Cheney. In March 2008, Mr. Cheney informed us that he ceased to be the beneficial owner of more than 5% of our outstanding shares.

Major Shareholders Voting Rights

        The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of March 27, 2008, there were 41 holders of record of our ordinary shares, including 35 holders of record residing in the United States holding 22,909,497 ordinary shares, or 98.2% of the aggregate 23,324,086 ordinary shares outstanding as of such date. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 76.7% of our outstanding ordinary shares as of such date).

B.	RELATED PARTY TRANSACTIONS

        Exchange Right Agreement. In May 2003, we executed an exchange right agreement with all of EZchip’s major shareholders. Pursuant to the agreement, EZchip’s four major shareholders were granted the right to exchange all their shares in EZchip for our ordinary shares, subject to the fulfillment of certain conditions (as fully described in Note 3 to our consolidated financial statements). The exchange ratio was calculated according to a formula determined by the parties, and applied to all series of EZchip’s shares without regard to any preferences of such shares. On December 22, 2006, we issued 3,521,566 of our ordinary shares to funds affiliated with two of the major shareholders, Star Ventures and BlueRun Ventures (formerly known as Nokia Venture Partners), in exchange for their shares of EZchip. On January 22, 2008, we issued 5,011,841 of our ordinary shares to funds affiliated with the other two major shareholders, JK&B Capital and The Goldman Sachs Group, in exchange for their shares of EZchip.

        Financing. In July 2005, The Goldman Sachs Group, Inc., JK&B Capital and their respective affiliates invested an aggregate of $1.8 million in our EZchip subsidiary in exchange for preferred shares of EZchip. These preferred shares were included in the EZchip shares exchanged on January 22, 2008, as described above under “Exchange Right Agreement.”

        Directors and Observers. Until December 3, 2007, Mr. Robert Humes, a Member of JK&B Capital L.L.C., served as director of EZchip, and Ms. Constance Capone, a Member of JK&B Capital L.L.C., served as director of our subsidiary EZchip Inc. and as an observer to the board of directors of EZchip. Mr. Humes and Ms. Capone were appointed to such positions pursuant to appointment rights granted under EZchip’s articles of association. On December 3, 2007, Mr. Humes and Ms. Capone resigned from such positions.

        Until December 5, 2007, Ms. Julia Feldman, a Vice President of Goldman, Sachs & Co., served as an observer to the board of directors of our subsidiary EZchip. Ms. Feldman was appointed to such position pursuant to appointment rights granted under EZchip’s articles of association. On December 5, 2007, Ms. Feldman resigned from such position.

        Repurchase of EZchip Shares. During 2007, we purchased from employees and former employees of EZchip an aggregate of approximately 4,374,458 EZchip ordinary shares which had been issued upon exercise of employee stock options for a net aggregate amount of approximately $14.2 million, including 1,306,903 EZchip ordinary shares from our directors and executive officers.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        See the financial statements included under Item 18 “Financial Statements.”

Export Sales

        See Note 17b to the financial statements.

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

        Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2007.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares were listed on the NASDAQ Global Market under the symbol “LNOP” from our initial public offering in November 1992 until April 14, 2003, at which date the listing of our ordinary shares was transferred to the NASDAQ Capital Market. Since January 4, 2008, our ordinary shares have been listed once again on the NASDAQ Global Market and on January 17, 2008 our NASDAQ symbol changed to “EZCH.” Since April 1, 2002, our ordinary shares have also been traded on the Tel Aviv Stock Exchange.

        Set forth below for each of the periods indicated are the range of high and low market prices of our ordinary shares as reported by the NASDAQ Global Market (for periods from January 4, 2008) and the NASDAQ Capital Market (for periods prior to January 4, 2008), and the high and low market prices of our ordinary shares (in U.S. dollars) as reported by the Tel Aviv Stock Exchange. Share prices on the Tel Aviv Stock Exchange are quoted in New Israeli Shekels (NIS); the share prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

Annual Share Price Information

        The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Capital Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2003	$11.20	$3.88	$11.10	$4.78
2004	$15.17	$4.77	$14.79	$5.22
2005	$14.90	$4.56	$14.41	$4.93
2006	$15.24	$5.02	$15.26	$5.25
2007	$24.89	$11.20	$24.72	$11.43

Quarterly Share Price Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market and the Tel-Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low

2006
First quarter	$9.59	$5.02	$9.16	$5.25
Second quarter	10.84	8.21	10.88	8.55
Third quarter	10.09	6.65	10.07	7.63
Fourth quarter	15.24	9.70	15.26	9.85

2007
First quarter	15.57	11.20	15.11	11.43
Second quarter	16.99	12.74	16.69	13.05
Third quarter	20.08	13.35	19.81	13.25
Fourth quarter	24.89	17.50	24.72	16.78

Monthly Share Price Information

        The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market (for periods from January 4, 2008) and the NASDAQ Capital Market (for periods prior to January 4, 2008) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low

October 2007	$24.89	$18.34	$24.72	$18.44
November 2007	23.50	18.00	23.83	16.78
December 2007	21.03	17.50	20.82	17.85
January 2008	18.79	11.63	19.32	10.28
February 2008	15.00	10.20	16.34	11.96
March 2008 (through March 27, 2008)	11.99	9.65	13.36	8.34

B.	PLAN OF DISTRIBUTION

        Not applicable

C.	MARKETS

        See Item 9A. “The Offer and Listing – Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

         Not applicable.

E.	DILUTION

         Not applicable.

F.	EXPENSE OF THE ISSUE

         Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

        Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

        We are registered under the Israel Companies Law as a public company with the name LanOptics Ltd. and registration number 52-003806-8. The objective stated in our memorandum of association is to engage in any lawful activity.

Powers of the Directors

        Pursuant to the Israeli Companies Law and our articles of association, a director is generally not permitted to participate in the discussion of, or to vote on, a proposal, arrangement or contract in which he has a personal interest. Also, the directors may not vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth above in “Item 6B. Directors, Senior Management and Employees – Board Practices – Fiduciary Duties; Approval of Certain Transactions.” The power of our directors to enter into borrowing arrangements on our behalf is limited to the same extent as any other transaction by us.

Rights Attached to Ordinary Shares

        Our authorized share capital consists of 50,000,000 ordinary shares, par value NIS 0.02 per share. All outstanding ordinary shares are validly issued and fully paid. Certain rights attached to the ordinary shares are as described below.

        Voting Rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, except the outside directors whose election requires a special majority.

        Under our articles of association, most decisions may be approved by a simple majority, although certain resolutions, referred to as special resolutions (for example, changes to the articles of association) require approval of at least 75% of the shares present and voting on the matter.

        Dividend and Liquidation Rights; Rights to Shares in our Company’s Profits. We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Pursuant to Israel’s securities laws, a company registering its shares for trade on the Tel Aviv Stock Exchange may not have more than one class of shares for a period of one year following registration, after which it is permitted to issue preferred shares, if the preference of those shares is limited to a preference in the distribution of dividends and these preferred shares have not voting rights. Under the Israeli Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our articles of association provide that the board of directors may declare and distribute interim dividends without the approval of the shareholders, but the payment of a final dividend requires shareholder approval. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution, if any.

Changing Rights Attached to Shares

        According to our articles of association, the rights of our ordinary shares may be cancelled, added to, restricted, amended or otherwise altered with a vote of the holders of at least 75% of the outstanding ordinary shares voting at a duly convened shareholders’ meeting.

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

        The Israeli Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction. Each merging company’s board of directors and shareholders must approve the merger. Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger. A merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

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

ISRAELI TAX CONSIDERATIONS, FOREIGN EXCHANGE REGULATION AND INVESTMENT PROGRAMS

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

General corporate tax structure in Israel

        Israeli companies were generally subject to corporate tax at the rate of 29% of their taxable income in 2007. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 27% in 2008, and 26% in 2009.

        However, as discussed below, the rate is effectively reduced for income derived from an Approved Enterprise and Privileged Enterprise.

Law for the Encouragement of Capital Investments, 1959

        EZchip’s facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the “Investment Law”. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise and Privileged Enterprise. Until 2005, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

        Under the Approved Enterprise program, a company is eligible for governmental grants. The tax benefits under such program are generally limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier. A company may elect to receive an alternative package comprised of tax benefits, referred to as the Alternative Track, rather than grants. Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise. There is no year limitation to the Alternative Track. As of December 31, 2007, we had not generated any income under the provisions of the Investment Law.

        On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law, referred to as the Year of Election. The amendment does not apply to investment programs approved prior to December 31, 2004, and applies to new investment programs only. Therefore, our Approved Enterprises are not subject to the provisions of the amendment.

        Tax benefits are available under the amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the amendment states that the company must make an investment in the Privileged Enterprise exceeding a certain percentage or a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise, referred to as the (the Year of Election). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Privileged Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

        The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Year of Commencement, or 12 years from the first day of the Year of Election. The tax benefits granted to a Privileged Enterprise are determined according to one of the following tax routes:

—	Similar to the currently available Alternative Track for an Approved Enterprise program, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may distribute. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Privileged Enterprise; and

—	A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Privileged Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        The amendment will apply to approved enterprise programs in which the Year of Election under the Investment Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

        If a company distributes dividends from tax-exempt Approved/Privileged Enterprise income, the company will be taxed on the otherwise exempt income at the same corporate tax rate that applies to it.

        Currently we have one Approved Enterprise program under the Investment Law. The Approved Enterprise is under the alternative benefits program and in this case, the tax benefits period for this program has not yet begun. Income derived from this alternative benefit program is exempt from tax for a period of ten years, starting in the first year in which we generate taxable income from the approved enterprise, subject to certain conditions. As mentioned above the year’s limitation does not apply to the exemption period. In addition, during 2006 EZchip applied to the tax authorities to qualify for benefits as a Privileged Enterprise under the Investment Law, as amended, with 2006 as the election year for the program. We and EZchip intend to continue to elect our investments in productive assets as Privileged Enterprise programs, but we cannot assure you that we will do so or that we will be successful. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

        The benefits available to an Approved/Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If EZchip does not fulfill these conditions in whole or in part, the benefits can be cancelled and it may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that EZchip’s Approved Enterprise program currently operates in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

        As a result of the amendment to the Investment Law in April 2005, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, we had not generated any income under the provisions of the new law.

Law for Encouragement of Research and Development in the Industry, 1984

        Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or the OCS, under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law. Through December 31, 2007, we had applied and received approval for grants totaling $2.6 million from the OCS. Under Israeli law and the approved plans, royalties on the revenues derived from sales of any of our products, incorporating OCS funded know-how (including ancillary services) are payable to the Israeli government, generally at the rate of 4.0% during the first three years and 4.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/NIS exchange rate. The grants also bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues.

        The government of Israel does not own proprietary rights in knowledge developed using its funding and there is no restriction related to such funding on the export of products manufactured using the know-how. The know-how is, however, subject to other legal restrictions, including the obligation to manufacture the product based on the know-how in Israel and to obtain the OCS’s consent to transfer the know-how to a third party, whether in or outside Israel. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even after we have paid the full amount of royalties payable for the grants.

        The R&D Law provides that the consent of the OCS for the transfer outside of Israel of know-how derived out of an approved plan may only be granted under special circumstances and subject to fulfillment of certain conditions specified in the R&D Law as follows:

—	the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas), except if the grantee receives from the transferee of the know-how an exclusive, irrevocable, perpetual unlimited license to fully utilize the know-how and all related rights;

—	the grant recipient receives know-how from a third party in exchange for its OCS funded know-how; or

—	such transfer of OCS funded know-how arises in connection with certain types of cooperation in research and development activities.

        As of December 31, 2007, we had an outstanding contingent obligation to pay royalties in the amount of approximately $2.6 million.

Law for the Encouragement of Industry (Taxes), 1969

        We believe that EZchip currently qualifies as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the Industrial Encouragement Law). The Industrial Encouragement Law defines an Industrial Company as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

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

Special provisions relating to taxation under inflationary conditions

        We are subject to the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law. The Inflationary Adjustments Law is highly complex and represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Its features, which are material to us, are summarized as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

—	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income, referred to as the inflation supplement. The inflation supplement will only be added to the corporate income but not to other incomes such as capital gains.

—	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

        In the event that the Israeli consumer price index did not rise in a particular year by 3.0%, then the Israeli government may decide that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

        On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008, which we refer to as the Inflationary Adjustments Amendment. In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli consumer price index.

Taxation of shareholders on receipt of dividends

Taxation of Non-Israeli Shareholders

        Under Israeli tax law, a distribution of dividends from income attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual who is deemed “a non-substantial shareholder” are subject to tax at the rate of 20%.

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

Taxation of Israeli Shareholders

        Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 20%, or 25% for a shareholder that is considered a material shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution. Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

        Dividends paid from income derived from attributable to an Approved/Privileged Enterprise are subject to tax, which is withheld at the source, at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to this tax rate.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following summary sets forth the material U. S. federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares (“U.S. Shareholders”): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations, or other entities taxable as corporations for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) estates, the income of which is subject to U. S. federal income taxation regardless of its source; and (iv) trusts, if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the U. S. Internal Revenue Code of 1986, as amended, or the Code, U. S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report, and all of which are subject to change either prospectively or retroactively. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets for U.S. federal income tax purposes and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers and tax-exempt organizations, (c) U.S. Shareholders owning, directly or by attribution, 10% or more of LanOptics’ outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, or appreciated financial position, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-U.S. tax law.

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

        Subject to certain conditions and complex limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will generally be eligible for credit against a U.S. Shareholder’s U.S. federal income tax liability at such U.S. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U. S. federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which such U.S. Shareholders elect to do so for all non-U.S. income taxes. Dividends with respect to the ordinary shares will generally be classified as foreign source “passive category income” or, in the case of certain U.S. Shareholders, general category income for the purpose of computing a U.S. Shareholder’s foreign tax credit limitations for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. The rules relating to foreign tax credits are complex, and each U.S. Shareholder should consult his or her tax advisor to determine whether he or she would be entitled to this credit.

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

        Although not free from doubt, based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurance that we will not in fact be considered to be a PFIC for our current taxable year or any other subsequent year because (i) the determination of whether or not we are a PFIC will be based on the composition of our income and assets and can be definitively made only after the end of each taxable year, (ii) the value of our stock has been volatile historically, (iii) we own substantial amount of assets such as cash and marketable securities which are considered passive assets for purposes of the PFIC rules and (iv) the legal and financial analysis to determine whether a company is a PFIC is not entirely clear. Therefore, there is no assurance that our belief regarding PFIC status will not be challenged by the U.S. Internal Revenue Service, or the IRS, or that a court will not sustain such challenge.

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

        We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. As a “foreign private issuer,” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of the ordinary shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters. We post our Annual Report on Form 20-F on our Website (www.lanoptics.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

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

Exchange Rate Risk Management

        Our functional currency and that of EZchip is the dollar. Accordingly, we attempt to protect ourselves against exposure arising from the difference between assets and liabilities in NIS and the dollar, or “Balance Sheet Exposure.” We strive to limit our exposure through “natural” hedging, i.e., attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible. However, this method of “natural” hedging is not always achievable.

Interest Rate Risk Management

        Due to the existence of assets with different interest rates and maturity dates, we are exposed to changes in interest rates. Currently Our portfolio is composed mainly of (i) fixed income assets derived from Corporate bonds, rated A-AAA and bearing annual interest rates in the range of 3% – 5%, with maturities in the range of 1 to 4 years; and (ii) short term managed liquidity funds bearing annual interest rates in the range of 3.0% – 4.0%.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

Management’s Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

—	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

—	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

        Based on that assessment, our management concluded that as of December 31, 2007,  our internal control over financial reporting is effective.

        Our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have issued an audit report on the effectiveness of our internal control over financial reporting. The report is included in page F-3 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

        During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Karen Sarid meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

ITEM 16B.	CODE OF ETHICS

        We have adopted a code of ethics that applies to our principal executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. We undertake to provide without charge, upon request, written copies of the code of ethics. Requests should be addressed to LanOptics Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel, Attention: Investor Relations. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website. The code of ethics has been posted on our website at.
http://www.ezchip.com/Images/pdf/LanOptics_EZchip_Code_of_Business_Conduct_and_Ethics.pdf

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid To Independent Public Accountants

The following table sets forth the fees billed by our independent registered public accountant firm for professional services rendered during each of the years indicated. All of such fees were pre-approved by our Audit Committee.

	Year ended December 31,
Services Rendered	2006	2007

Audit fees (1)	$127,000	$130,000
Audit-related fees (2)	11,000	68,000
Tax fees (3)	8,000	42,000

Total	$146,000	$261,000

(1) Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted to the Securities and Exchange Commission on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2) Audit-related fees are related to a comfort letter provided to investors, review of registration statements filed with the Securities and Exchange Commission, accounting consultation and audits in connection with our applications to the Office of the Chief Scientist.

(3) Tax fees are for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated to international taxation and employee benefits.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        There were no ordinary shares of LanOptics purchased by us or on our behalf or by any affiliated purchaser during 2007.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-47 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Memorandum of Association of the Registrant (1)

1.2	Amended and Restated Articles of Association of the Registrant

4.1	Ordinary Share Purchase Agreement dated June 22, 2005 among the Registrant and the Investors therein (2)

4.2	LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan (3)

4.3	LanOptics Ltd. 2007 U.S. Equity Incentive Plan (4)

4.4	Ordinary Share Purchase Agreement dated August 20, 2007 by and between the Registrant and Mr. J. Cheney (5)

4.5	Ordinary Share Purchase Agreement dated September 3, 2007 by and between the Registrant and Mr. J. Cheney (6)

4.6	Ordinary Share Purchase Agreement dated September 9, 2007 by and between the Registrant and Mr. J. Cheney (7)

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.
(2)	Filed as Exhibit 4.3 to Amendment No. 3 of the Registrant’s Registration Statement on Form F-3, registration number 333-126416 and incorporated herein by reference.
(3)	Filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.
(4)	Filed as Exhibit to the Registrant’s Form 6-K, dated December 3, 2007, and incorporated herein by reference.
(5)	Filed as Exhibit to the Registrant’s Form 6-K, dated August 21, 2007, and incorporated herein by reference.
(6)	Filed as Exhibit to the Registrant’s Form 6-K, dated September 4, 2007, and incorporated herein by reference.
(7)	Filed as Exhibit to the Registrant’s Form 6-K, dated September 10, 2007, and incorporated herein by reference.

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

LANOPTICS LTD.

          We have audited the accompanying consolidated balance sheets of LanOptics Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

          As discussed in Notes 2p and 2n to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” and the provisions of Statement of Financial Accounting Standard Interpretation No. 48 “Accounting for Uncertainty In Income Taxes”, effective January 1, 2006 and 2007, respectively.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2008 expressed an unqualified opinion thereon.

Haifa, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
March 27, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

LANOPTICS LTD.

          We have audited LanOptics Ltd (“the Company”) and its subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

          A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 27, 2008 expressed an unqualified opinion thereon.

Haifa, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
March 27, 2008	A Member of Ernst & Young Global

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,

	Note	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$31,472	$12,186
Marketable securities	4	11,156	5,472
Trade receivables (net of allowance for doubtful accounts of $40 and $48 as of December 31, 2007 and 2006, respectively)		2,877	1,706
Other accounts receivable and prepaid expenses	5	1,180	683
Inventories	6	3,109	3,489

Total current assets		49,794	23,536

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net	7	148	290
Severance pay fund		2,640	1,951

Total long-term investments		2,788	2,241

PROPERTY AND EQUIPMENT, NET	8	394	352

INTANGIBLE ASSETS, NET	9	2,736	3,633

GOODWILL	10	49,533	36,531

Total assets		$105,245	$66,293

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,

	Note	2007	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$254	$1,017
Other accounts payable and accrued expenses	11	3,524	3,092

Total current liabilities		3,778	4,109

LONG-TERM LIABILITIES:
Long-term loan, net	12	—	3,337
Accrued severance pay		3,272	2,464

Total long-term liabilities		3,272	5,801

EMPLOYEE STOCK OPTIONS IN EZCHIP	15	2,141	557

PREFERRED SHARES IN EZCHIP	2j,15	23,770	23,770

COMMITMENTS AND CONTINGENT LIABILITIES	13

SHAREHOLDERS’ EQUITY:
Share capital
Ordinary Shares of NIS 0.02 par value -	14
Authorized: 50,000,000 and 30,000,000 shares at December 31, 2007 and 2006, respectively;
Issued and outstanding: 18,312,245 and 15,669,593 shares at December 31, 2007 and 2006, respectively		106	93
Additional paid-in capital		162,233	117,716
Accumulated other comprehensive loss		(11)	(19)
Accumulated deficit		(90,044)	(85,734)

Total shareholders’ equity		72,284	32,056

Total liabilities and shareholders’ equity		$105,245	$66,293

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,

	Note	2007	2006	2005

Revenues	17	$19,488	$8,469	$5,848
Costs of revenues (1),		8,032	3,664	2,350
Amortization of existing technology		1,208	360	291

Gross profit		10,248	4,445	3,207

Operating expenses:
Research and development (net of grants and participations in the amount of $2,122, $1,003 and $0 for the years ended December 31, 2007, 2006 and 2005, respectively) (2)		8,529	8,402	8,215
In-process research and development charge		396	2,033	1,475
Selling and marketing (3)		3,269	2,735	2,245
General and administrative (4)		2,658	1,560	1,398

Total operating expenses		14,852	14,730	13,333

Operating loss		(4,604)	(10,285)	(10,126)
Financial and other income (expenses), net	18	71	(2,204)	(312)

Loss before minority interest		(4,533)	(12,489)	(10,438)

Minority interest in losses of EZchip		445	172	206

Net loss before cumulative effect of change in accounting principle		(4,088)	(12,317)	(10,232)

Cumulative effect of change in accounting principle	2k	—	—	(115)

Net loss basic and diluted		$(4,088)	$(12,317)	$(10,347)

Net loss per share before cumulative effect of change in accounting principle		$(0.25)	$(1.05)	$(0.92)

Net loss per share		$(0.25)	$(1.05)	$(0.93)

Weighted average number of Ordinary Shares used in computing net loss per share		16,533,369	11,745,171	11,156,250

(1)	Includes equity-based compensation expense in the amount of $32 and $8 for the years ended December 31, 2007 and 2006, respectively.

(2)	Includes equity-based compensation expense in the amount of $1,212 and $365 for the years ended December 31, 2007 and 2006, respectively.

(3)	Includes equity-based compensation expense in the amount of $321 and $122 for the years ended December 31, 2007 and 2006, respectively.

(4)	Includes equity-based compensation expense in the amount of $893 and $114 for the years ended December 31, 2007 and 2006, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Ordinary Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity (deficiency)

Balance as of January 1, 2005	10,626,285	$70	$53,193	$(84)	$(63,070)		$(9,891)

Issuance of shares, net of issuance cost of $11	1,006,486	5	7,951	—	—		7,956
Exercise of stock options	1,000	*) —	3	—	—		3
Equity based compensation	—	—	38	—	—		38
Comprehensive loss:
Unrealized gains on available-for-sale securities	—	—	—	48	—	48	48
Net loss	—	—	—	—	(10,347)	(10,347)	(10,347)

Total comprehensive loss						(10,299)

Balance as of December 31, 2005	11,633,771	75	61,185	(36)	(73,417)		(12,193)

Issuance of shares, net of issuance cost of $43	3,878,235	18	55,612	—	—		55,630
Exercise of stock options	157,587	*) —	867	—	—		867
Equity based compensation	—	—	52	—	—		52
Comprehensive loss:
Unrealized gains on available-for-sale securities	—	—	—	17	—	17	17
Net loss	—	—	—	—	(12,317)	(12,317)	(12,317)

Total comprehensive loss						(12,300)

Balance as of December 31, 2006	15,669,593	93	117,716	(19)	(85,734)		32,056
Issuance of shares, net of issuance cost of $150	2,500,000	12	43,465	—	—		43,477
Exercise of stock options	142,652	1	623	—	—		624
Equity based compensation	—	—	429	—	—		429
Comprehensive loss:
Unrealized gains on available-for-sale securities	—	—	—	8	—	8	8
Cumulative effect of change in accounting for uncertainties in income taxes (FIN 48 – See note 2n)	—	—	—	—	(222)	—	(222)
Net loss	—	—	—	—	(4,088)	(4,088)	(4,088)

Total comprehensive loss						$(4,080)

Balance as of December 31, 2007	18,312,245	$106	$162,233	$(11)	$(90,044)		$72,284

*) Less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2007	2006	2005

Cash flows from operating activities:
Net loss	$(4,088)	$(12,317)	$(10,347)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,655	682	625
In-process research and development charge	396	2,033	1,475
Interest and amortization of premium/discount/accretion of marketable securities	(82)	(85)	152
Accrued interest and revaluation to fair value of Redeemable Preferred Shares in EZchip	—	2,649	890
Accrued severance pay, net	119	87	(70)
Amortization of discount on long-term loan	663	80	—
Stock-based compensation related to options granted to employees in the Company and EZchip	2,458	609	38
Minority interest in losses of EZchip	(445)	(172)	(206)
Capital gain from sale of property and equipment	—	—	(3)
Realized loss related to sale of marketable securities	—	—	9
Cumulative effect of change in accounting principle	—	—	115
Change in fair value of warrants to Redeemable Preferred Shares	—	(9)	(9)
Increase in trade receivables, net	(1,218)	(775)	(151)
Write down of bad debt	47	—	—
Decrease (increase) in other accounts receivable and prepaid expenses	(497)	(383)	403
Decrease (increase) in inventory	415	(1,391)	(819)
Increase (decrease) in trade payables	(763)	680	(518)
Increase (decrease) in other accounts payable and accrued expenses	210	1,176	(562)

Net cash used in operating activities	(1,130)	(7,136)	(8,978)

Cash flows from investing activities:
Investment in marketable securities	(6,613)	(5,471)	—
Net cash paid for acquisition of minority shares in EZchip (see a. below)	(14,228)	—	—
Proceeds from sale and redemption of marketable securities	1,019	5,495	6,566
Purchase of property and equipment	(309)	(231)	(217)
Proceeds from sale of property and equipment	1	—	14

Net cash provided by (used in) investing activities	$(20,130)	$(207)	$6,363

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2007	2006	2005

Cash flows from financing activities:
Issuance of shares, net	$43,477	$—	$(11)
Issuance of Redeemable Preferred Shares in EZchip, net	—	—	3,028
Proceeds from exercise of options	624	867	3
Proceeds from exercise of options in EZchip	445	172	206
Proceeds from exercise of warrants to Redeemable Preferred Shares in EZchip	—	375	—
Proceeds from long-term loan	—	4,000	—
Repayment of long-term loan	(4,000)	—	—

Net cash provided by financing activities	40,546	5,414	3,226

Increase (decrease) in cash and cash equivalents	19,286	(1,929)	611
Cash and cash equivalents at the beginning of the year	12,186	14,115	13,504

Cash and cash equivalents at the end of the year	$31,472	$12,186	$14,115

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest on long term loan	$272	$110	$—

a. Net cash paid for acquisition of minority shares in EZchip (see Notes 3j and 3i)
EZchip’s tangible assets acquired by the Company	(4,138)	—	—
Intangible assets acquired:		—	—
Existing technology	(205)	—	—
Backlog	(6)	—	—
Customer base	(140)	—	—
Goodwill	(13,002)	—	—
In-process research and development	(396)	—	—

Total Consideration	$(17,887)	$—	$—

Less: Consideration received by the Company in connection with EZchip’s employees options exercise	$3,659	—	—

Net cash paid for acquisition	$(14,228)	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

b. Non-cash activities:

EZchip shares acquisition (see Notes 3g & 3h):
EZchip’s tangible assets acquired by the Company	—	18,808	1,142
Intangible assets acquired:
Existing technology	—	2,752	517
Backlog	—	240	—
Customer base	—	141	—
Goodwill	—	31,698	4,833
In-process research and development	—	2,033	1,475

Value of shares acquired	$—	$55,672	$7,967

Reclassification of Redeemable Preferred Shares to Preferred Shares in EZchip upon shares acquisition transaction (see Note 3h)	$—	$9,983	$—

The accompanying notes are an integral part of the consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.

LanOptics Ltd. (“the Company”) was incorporated as a limited liability company under the laws of the State of Israel in 1989. The Company’s business consists exclusively of the business of its subsidiary, EZchip Technologies Ltd. (“EZchip”), a company that is engaged in the development and marketing of Ethernet network processors for networking equipment.

EZchip is a fabless semiconductor company that provides Ethernet network processors. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabit per second with a common architecture and software across all products. EZchip’s network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks.

EZchip was established in December 1999 as a wholly-owned subsidiary of the Company. Over the years EZchip raised funds from third party investors while diluting the Company’s holding. As of December 31, 2007, the Company held 78.5% of EZchip shares and voting rights (see also Note 19). As of January 22, 2008, the Company owns all the outstanding Redeemable Preferred Shares (see Note 19). During 2001, EZchip established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing and selling of EZchip’s products.

b.

The Company’s ordinary shares were listed on the NASDAQ Global Market under the symbol “LNOP” from its initial public offering in November 1992 until April 14, 2003, at which date the listing of its ordinary shares was transferred to the NASDAQ Capital Market. Since January 4, 2008, the Company’s ordinary shares have been listed once again on the NASDAQ Global Market and on January 17, 2008 its NASDAQ ticker symbol changed to “EZCH.” Since April 1, 2002, the Company’s ordinary shares have also been traded on the Tel Aviv Stock Exchange.

c.

All of the Company’s network processor chips are manufactured by two third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company’s increasing business, the Company is and will likely continue to be dependent upon such subcontractors to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient capacity to meet the Company’s needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company’s demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the year ended December 31, 2007 these major subcontractors accounted for approximately 71% of the Company’s cost of revenues.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis except as described in Notes 2n and 2p below are as follows:

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

The Company considers all highly liquid investments that are convertible to cash with original maturities of three months or less at their acquisition date as cash equivalents.

e.	Marketable securities:

The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Management determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. As of December 2007 and 2006, all marketable securities were designated as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported as a separate component of shareholders’ equity, accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

Following SEC Staff Accounting Bulletin No. 59, EITF 03-1 and FAS 115-1, management evaluates in each period whether declines in the market value of its securities are other than temporary. Where such declines are determined to be other than temporary, the related unrealized loss is recorded as a write-down included in financial expenses.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items or technological obsolescence.

Cost is determined as follows:
Raw materials – using the weighted average method.
Work in progress and finished products – using the weighted average method and calculated manufacturing costs.

g.	Property and equipment:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

Percentage (%)

Office furniture and equipment	6
Computers, software and electronic equipment	33
Leasehold improvements	Shorter of the term of the lease or useful life

h.	Impairment of long-lived assets:

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the years 2007, 2006 and 2005, no impairment losses have been identified.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i.	Goodwill and intangible assets:

Goodwill reflects the excess of the purchase price of business an acquired business over the fair value of net assets acquired.

The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, goodwill is not amortized but instead is tested for impairment at least annually. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. As of December 31, 2007, no instances of impairment were found.

Intangible Assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. The Company amortizes its intangible assets on a straight line basis over their estimated useful lives, which is up to 5 years. The weighted average amortization period is 3 years.

j.	Preferred Shares in EZchip:

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

Through December 22, 2006, the date on which the Company acquired certain EZchip shares (see Note 3h), the Redeemable Preferred Shares balances included an accrual reflecting the higher of (a) or (b) above. The total accretion for the years ended December 31, 2007, 2006 and 2005, were $0, $2,649 and $890, respectively. Following the previously mentioned acquisition of EZchip shares, the Company stopped the accretion to redemption value since the Company acquired the majority of the Redeemable Preferred Shares and as such, the redemption right was within the control of the Company (see Note 3e). As of January 22, 2008, the Company owns all the outstanding Redeemable Preferred Shares (see Note 19).

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

k.	Warrants to Redeemable Preferred Shares in EZchip:

In April 2003, EZchip granted a warrant to purchase Preferred C Shares in connection with a Loan Agreement with a third party. The loan was repaid in August 2004. This warrant was exercised and the underlying Preferred C Shares were purchased by the Company on December 22, 2006 (see Note 3h).

EZchip accounted for the warrant in accordance with FASB Staff Position FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (FSP FAS-150-5). Under FSP FAS-150-5 the warrant was classified as a liability and carried at its fair value. The guidance of this FSP was applied in the first interim period beginning after June 30, 2005 and resulted in a cumulative affect of a change in accounting principles of $115.

Changes in fair value of the warrant was charged to the statements of operations in each reporting period. The fair value of the warrants was determined using the “Black – Scholes” option pricing model, with the following assumptions as of December 22, 2006 and December 31, 2005: risk free interest rate of 4.1% and 3.72%, dividend yield of 0%, expected life of between 5.0 to 5.75 years and expected volatility of 80%. The computation of expected volatility was based on realized historical stock price volatility of peer companies. As of December 31, 2006 and 2005 the Company recorded income related to the change in fair value of the warrant in the amount of $9 each year.

l.	Research and development costs:

Research and development costs net of participation and grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the “OCS”) are charged to expenses as incurred.

m.	Severance pay:

The liability of the Company and EZchip for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and is presented on an undiscounted basis. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The liability for all of the employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2007, 2006 and 2005 were $407, $329 and $225, respectively.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Income taxes:

The Company and its affiliates account for income taxes in accordance with SFAS No.109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in its provision for income tax.

o.	Net losses per share:

Basic net loss per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net losses per share are computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128 “Earnings Per Share”(“SFAS No. 128”).

For the years ended December 31, 2007, 2006 and 2005, all outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per share because all such stock options were anti-dilutive. The total weighted average number of Ordinary Shares related to options, warrants and restricted share units excluded from the calculation of diluted net loss per share were 783,300, 813,952 and 971,539 for the years ended December 31, 2007, 2006 and 2005, respectively.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Accounting for stock based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Pursuant to these accounting standards, the Company recorded deferred compensation for stock options granted to employees at the date of grant equal to the excess of the market value of the underlying shares at that date over the exercise price of the options. Furthermore, when terms of options granted were modified, the Company accounted for the modifications as an exchange of the original award, resulting in additional compensation expenses based on the differences between the fair value of the new award and the original award immediately before modification and in accordance with SFAS No 123.

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2007 and 2006, includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant.

The Company recognizes compensation expenses for the value of its awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Accounting for stock based compensation (cont.):

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton valuation model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is calculated in accordance with the provisions of SAB 107. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term effective on the time of grant. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. For the assumptions used in the pricing model, see also Note 14.

Pro Forma Information under SFAS 123 (R)

The following table illustrates the assumptions that had been used in calculating the fair value for options granted to EZchip’s employees in 2005. These options are amortized over their vesting period and their fair value was estimated at the date of grant using the Black-Scholes pricing model:

Year ended December 31,

2005

Dividend yield	0%
Expected volatility	80%
Risk-free interest	4.28%
Expected life of up to	6 years

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No.123 to options granted under the Company’s and EZchip’s stock options plans in all periods presented:

Year ended December 31,

2005

Net loss as reported	$(10,347)
Add: stock-based employee compensation expense determined under fair value based method	(568)
Deduct: stock-based employee compensation expense included in reported net loss	38

Pro forma net loss	$(10,877)

Net loss per share, as reported	$(0.93)

Pro forma net loss per share	$(0.98)

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

q.	Revenue recognition:

The Company generates its revenues mainly from sales of network processors chips and to a lesser extent from the sales of network-processor based systems, software tools and maintenance and support services, through EZchip and its wholly owned subsidiary EZchip Inc.

Revenues from network processors chips and network-processor based systems are recognized upon delivery in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition” (“SAB 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. The Company does not have any significant obligations after delivery.

Revenues from sales of software tools and maintenance and support services, which are sold separately from other products, are recognized in accordance with Statement of Position 97-2, “Software Revenues Recognition” (“SOP 97-2”). The Company uses the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value only exists for the maintenance.

In certain instances, the Company sells network-processor based systems together with software tools and maintenance and support services. In those cases the Company complies with the requirements set forth in EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

The Company does not grant a right of return to its customers. In addition if a transaction sale does not meet all the criteria, the revenue is deferred until all criteria are met.

Deferred revenues include unearned amounts received from maintenance and support services and amounts received from customers but not yet recognized as revenues.

r.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2007, 2006 and 2005 amounted to $107, $132 and $120, respectively.

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

The Company’s marketable securities are investments in debt of U.S. corporations. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

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

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

u.	Royalty-bearing grants:

Royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the “OCS”) for funding approved research and development projects are recognized at the time EZchip is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. Research and development grants recognized in 2007, 2006 and 2005 amounted to $2,122, $1,003 and $0, respectively.

As of December 31, 2007, the Company accrued royalties pursuant to the OCS program in the amount of $14. The royalties were recorded as part of cost of revenues.

v.	Comprehensive loss:

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive loss/income and its components in a full set of general purpose financial statements. Comprehensive loss/income generally represents all changes in stockholders’ equity during the period. The Company determined that its items of other comprehensive loss/income relates to gain and loss on unrealized gains and losses on available for sale securities.

w.	Impact of recently issued accounting standards:

	1.	SFAS No. 157:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Impact of recently issued accounting standards (cont.):

	2.	SFAS No. 159:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008. The company has determined that the adoption of SFAS 159 will not have an impact on its consolidated financial statements since it has not elected the fair value option for any of its existing assets or liabilities as of FAS 159 effective date..

	3.	SAB No. 110:

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, “Share-Based Payment”. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), “Share-Based Payment”. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company expects to continue using the simplified method. As a result, the Company does not expect the adoption of SAB No. 110 will have significant impact on its consolidated financial statement.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Impact of recently issued accounting standards (cont.):

	4.	SFAS No. 141(R)

In December 2007, the FASB issued SFAS 141(R), Business Combinations. This Statement replaces SFAS 141, Business Combinations, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions. As such the adoption of the provisions of FAS 141R is not expected to impact the company’s consolidated financial statements.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Impact of recently issued accounting standards (cont.):

	5.	SFAS No. 160

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact the Company’s consolidated financial position and results of operations.

	6.	EITF 07-03

In June 2007, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on Issues 07-03, “Accounting for Nonrefundable Advance Payment for Goods or Services to be Used in Future Research and Development Activities”, (“EITF 07-03”), which addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-03, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related service are performed. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. The Company is in the process of evaluating the impact of EITF 07-03, however, the Company does not expect it to have a significant impact on its consolidated financial statements.

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

e.

Pursuant to the terms of the Series C Redeemable Preferred Shares, after March 2007, holders of majority of the shares of Series C Redeemable Preferred Shares of EZchip may request redemption of the shares. If redemption is requested, the shares are to be redeemed at a price per share equal to the greater of (a) the original Series C Redeemable Preferred Share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% coupon interest compounded annually or (b) the fair market value of such shares. Following the Company’s acquisitions of 9,524,388 Series C Redeemable Preferred Shares on June 23, 2005 and on December 22, 2006 (see Note 3h), the Company held a majority of the outstanding Series C Redeemable Preferred Shares. As a result, a redemption request could not have been delivered to EZchip without the consent of the Company after December 22, 2006.

On January 22, 2008, the Company acquired the remaining outstanding Series C Redeemable Preferred Shares, and currently holds all the outstanding Series C Redeemable Preferred Shares (see Note 19).

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	INVESTMENT IN EZCHIP (CONT.)

f.

In May 2003, the Company executed an agreement with the four largest minority shareholders of EZchip, pursuant to which the Company offered them the right to exchange all their shares in EZchip for Ordinary Shares of the Company. The exchange right was contingent upon at least two of the shareholders electing to exchange their EZchip’s shares for Ordinary Shares of the company in accordance with the agreed terms.

On December 22, 2006, two of the four shareholders exercised their right to exchange their EZchip shares for the Company’s Ordinary Shares (see Note 3h). On January 22, 2008, the remaining two shareholders exercised their right to exchange their EZchip shares for the Company’s Ordinary Shares (see Note 19).

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

i.

In August 2007, the Company offered current and former employees of EZchip that hold ordinary shares of EZchip and options to purchase ordinary shares of EZchip, to purchase a portion of their EZchip ordinary shares (including those resulting from the exercise of options). As a result, during August and September 2007 (herein the “September 23, 2007” transaction), the Company acquired 4,374,458 ordinary shares of EZchip for a total consideration of $17,887.

j.

Each of the EZchip share acquisitions was accounted for according to the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition.

The purchase price allocations are as follows:

Purchase price allocation	September 23, 2007	December 22, 2006	June 23, 2005

EZchip’s tangible assets acquired:	$4,138	$18,808	$1,142
Intangible assets acquired:
In-process research and development (1)	396	2,033	1,475
Existing technology (2)	205	2,752	517
Backlog (3)	6	240	—
Customer base (4)	140	141	—
Goodwill (5)	13,002	31,698	4,833

Total consideration	$17,887	$55,672	$7,967

(1)

The Company recorded a charge of $396 with respect to the September 23, 2007 shares acquisition, a charge of $2,033 with respect to the December 22, 2006 shares acquisition and a charge of $1,475 with respect to the June 23, 2005 shares acquisition, related to in-process research and development for projects which have not yet reached technological feasibility and which have no alternative future use.

(2)	The existing technology is amortized using the straight-line method over its useful life, which is up to 4 years.

(3)	The backlog is amortized according to a shipment schedule, which calls for shipments during 2007.

(4)	The customer base is amortized over its useful life, which is 5 years.

(5)

Goodwill in the amount of $13,002 related to the September 23, 2007 shares acquisition, $31,698 related to the December 22, 2006 shares acquisition and $4,833 related to the June 23, 2005 shares acquisition represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES

As of December 31, 2007 and 2006 all of the Company’s securities were classified as available-for-sale.

	December 31, 2007			December 31, 2006

	Amortized costs	Gross unrealized losses	Market value	Amortized costs	Gross unrealized losses	Market value

Available-for-sale:
Corporate debts	$11,167	$(11)	$11,156	$5,491	$(19)	$5,472

Total	$11,167	$(11)	$11,156	$5,491	$(19)	$5,472

As of December 31, 2007, the Company’s securities had the following maturity dates:

	December 31, 2007

	Amortized cost	Market value

Available-for-sale:
2008	$6,055	$6,053
2009	1,013	1,008
2010	3,554	3,549
2011	545	546

Total	$11,167	$11,156

For the years ended December 31, 2007, 2006 and 2005, the realized gain amounted to $8, $17 and $48, respectively.

For the year ended December 31, 2007, unrealized losses in the Company’s investments in corporate debt instruments are mainly attributed to interest rate fluctuations. As the Company has the ability to hold these investments until maturity it is expected that these securities would not be settled at a price less than the amortized cost of the Company’s investment. Therefore, the debt instruments were not considered to be other than temporarily impaired at December 31, 2007.

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2007	2006

Government authorities	$203	$331
Prepaid expenses	235	309
Grants receivable from the OCS	524	—
Others	218	43

Total	$1,180	$683

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INVENTORIES

	December 31,

	2007	2006

Raw materials	$258	$416
Work in progress	107	284
Finished products	2,744	2,789

Total	$3,109	$3,489

NOTE 7:-	PREPAID DEVELOPMENT AND PRODUCTION COSTS, NET

During 2000, the Company recorded prepaid development and production costs in the amount of $2,134 pursuant to an agreement signed between EZchip and IBM. According to the agreement, EZchip issued to IBM fully vested non-forfeitable Ordinary Shares and was also obligated to future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, which consists of the following:

	a)	Production: Access to unique semiconductor communications cores and technologies.

	b)	Development: IBM agreed to develop specialized high-performance embedded DRAM cores, which meet the requirements of EZchip’s 10-Gigabit wire-speed processing.

The fair value of these services was measured in accordance with EITF 96-18 “Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) and recorded as an asset in accordance with EITF 00-18 “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees” (“EITF 00-18”).

The Ordinary Shares that were issued were valued in accordance with EZchip’s fair value estimation at the date of this agreement. Accordingly, prepaid costs totaling $2,134 were allocated between prepaid development services of $1,500, and prepaid production services of $634. Development costs were amortized upon achievement of milestones determined in the agreement. As of December 31, 2003 the development costs were fully amortized.

Production costs are included in cost of sales based on quantities produced. The production costs are amortized according to the ratio of units produced and the estimated units to be manufactured.

For the years ended December 31, 2007, 2006 and 2005, amortization expenses related to the production cost amounted to $142, $91 and $95, respectively.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2007	2006

Cost:
Office furniture and equipment	$16	$11
Computers, software and electronic equipment	3,915	3,623
Leasehold improvements	64	57

Total cost	3,995	3,691

Accumulated depreciation:
Office furniture and equipment	3	2
Computers, software and electronic equipment	3,552	3,301
Leasehold improvements	46	36

Total accumulated depreciation	3,601	3,339

Depreciated cost	$394	$352

Depreciation expenses for the years ended December 31, 2007, 2006 and 2005, amounted to $265, $230 and $239, respectively.

NOTE 9:-	INTANGIBLE ASSETS, NET

	December 31,

	2007	2006

Cost:
Existing technology	$4,677	$4,472
Customer Base	281	141
Backlog	246	240

Total cost	$5,204	$4,853

Accumulated amortization:
Existing technology	2,180	1,219
Customer Base	42	1
Backlog	246	—

Total accumulated amortization	2,468	1,220

Amortized cost	$2,736	$3,633

Amortization expenses for the years ended December 31, 2007, 2006 and 2005, amounted to $1,248, $361 and $291, respectively.

Following is the estimated amortization expenses in respect of identifiable intangible assets:

Year ended December 31,

2008	$909
2009	$908
2010	$838
2011	$54
2012	$27

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	GOODWILL

The following table presents details of the Company’s total goodwill:

As of December 31, 2005	$4,833
Goodwill resulted from EZchip shares acquisition dated December 22, 2006 (see Notes 3h and 3j)	31,698

As of December 31, 2006	36,531

Goodwill resulted from EZchip shares acquisition dated September 23, 2007 (see Notes 3i and 3j)	13,002

As of December 31, 2007	$49,533

NOTE 11:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2007	2006

Employees and payroll accruals	$1,887	$1,507
Accrued expenses	1,502	1,228
Deferred revenues	135	357

	$3,524	$3,092

NOTE 12:-	LONG-TERM LOAN, NET

In August 2006, EZchip entered into a Credit Agreement (the “Credit Agreement”) with third parties (the “Lenders”) pursuant to which the Lenders agreed to make a $4,000 line of credit available to EZchip, which may be increased by an additional $2,000 upon EZchip’s achievement of certain milestones.

Under the terms of the Credit Agreement, EZchip was permitted to draw amounts under the line of credit from time to time until August 2007 at which time the drawn and unpaid amount principal was fixed and the revolving line of credit facility became a loan (the “Loan”). In August 2007, the balance of the Loan was $4,000.

The Loan had an annual interest rate of LIBOR+3% for the first two years and LIBOR+4.5% for the third year. The principal of the Loan was required to be repaid in 12 equal monthly payments, commencing August 2008. During October 2007, EZchip repaid the full Loan amount in an early repayment. According to the Credit Agreement, the Company had a right to settle the loan principal amount in an early repayment.

As part of the Credit Agreement, EZchip issued to the Lenders 910,000 Series C Redeemable Preferred Shares. The Series C Redeemable Preferred Shares were recorded at fair value and were presented as a discount on the Loan in the amount of $743. The discount on the Loan has been amortized according to the effective interest method as financial expenses over the loan contractual life which is 3 years. Since the Company settled the Loan in an early repayment, the outstanding discount amount was fully amortized at the date of the repayment as a financial expense.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	LONG-TERM LOAN, NET (CONT.)

As a part of this Credit Agreement, EZchip granted the Lenders a first ranking floating charge on all EZchip’s present and future tangible and intangible assets and rights to secure the Loan. That floating charge was removed following the early repayment of the Loan.

The 910,000 Series C Redeemable Preferred Shares in EZchip were acquired by the Company in December 2006, in exchange for Company Ordinary Shares (see Note 3h).

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

1.

The Company and its subsidiary lease their facilities under operating lease agreements, which will expire in January 2009. The minimum lease payments under non-cancelable operating leases are as follows:

Year ended December 31,

2008	$417
2009	35

$452

In the event the Company will decide to terminate the operating lease agreement, it must provide 90 days prior notice.

EZchip leases two offices in the U.S. under lease agreement, which it renews every six months for a monthly payment of $6.

Total rent expenses for the Company and for its subsidiaries, for the years ended December 31, 2007, 2006 and 2005, amounted to $420, $420 and $419, respectively.

2.	The Company and EZchip lease motor vehicles under operating lease agreements, which will expire in 2010. The minimum lease payments under non-cancelable operating leases are as follows:

Year ended December 31,

2008	$601
2009	492
2010	240

$1,333

The Company can terminate the motor vehicle lease agreement before 2010, by compensation of one to three months charges for leasing contracts that are less than three years.

Lease motor vehicles expenses for the years ended December 31, 2007, 2006 and 2005, amounted to $934, $767 and $605, respectively.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

b.	Royalties commitments:

EZchip is participating in programs sponsored by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (“OCS”) for the support of research and development activities.

In 2007 and 2006, EZchip received an approval from the OCS for its participation in its research and development budget. Pursuant to such program, the OCS will participate in 50% of the approved budgets for certain periods ending December 31, 2007.

In connection with the grant, EZchip is obligated to pay royalties to the OCS calculated at the rate of 4%-4.5% of sales of the products developed with the OCS’s participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR.

As of December 31, 2007, the cumulative amount of royalty bearing participations received by EZchip and the resulting contingent obligation to pay royalties was $2,612.

NOTE 14:-	SHAREHOLDERS’ EQUITY

a.	Company’s shares:

1.

As of December 31, 2007, the Company’s authorized share capital consists of NIS 1,000,000 divided into 50,000,000 Ordinary Shares, par value NIS 0.02 per share. On December 27, 2007, the share capital of the Company increased by NIS 400,000, or 20,000,000 Ordinary Shares, par value NIS 0.02 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.

During August and September 2007, the Company issued 2,500,000 Ordinary Shares for total consideration of $43,627, less of issuance costs of $150. Part of the proceeds was used to increase the Company’s ownership interest in EZchip (see also Note 3i).

	3.	During 2006 and 2005, the Company issued 3,828,235 and 1,006,486 Ordinary Shares, respectively, in connection with the acquisition of EZchip shares (see also Notes 3g and 3h).

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 14:-	SHAREHOLDERS’ EQUITY (CONT.)

b.	Company’s stock option plans:

In October 2003, the Company adopted the 2003 Israeli Share Option Plan. In December 2006 the plan was amended to reflect the possible grants of restricted share units (herein- “RSU”) and renamed as the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan (the “2003 Israel Plan”). Up to 1,770,000 Ordinary Shares may be granted under the 2003 Israel Plan, which amount is reduced by three shares for each RSU granted under the plan and by one share for each option granted under the plan. In addition, pursuant to amendment to the 2003 Israel Plan approved by the Company’s shareholders in December 2007, on January 1st of each year, commencing January 1, 2009, to the extent the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Israel Plan on such date is less than 4% of the number of Ordinary Shares issued and outstanding on such date, the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Israel Plan will automatically increase on such date to equal 4% of the number of Ordinary Shares issued and outstanding on such date. Awards under the 2003 Israel Plan are issued to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. The 2003 Israel Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant. Awards that will be granted under the 2003 Israel Plan will be generally exercisable over four years. Awards that are not exercised will become available for future grants. As of December 31, 2007 there were 86,000 options and 29,250 restricted share units outstanding under the 2003 Israel Plan.

On December 27, 2007, the Company adopted the 2007 U.S. Equity Incentive Plan (the “2007 U.S. Plan”). Up to 500,000 Ordinary Shares may be granted under the 2007 U.S. Plan, which amount is reduced by three shares for each RSU granted under the plan and by one share for each option that the Company grants under the plan. Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan. As of December 31, 2007, no awards were granted under the 2007 U.S. Equity Incentive Plan.

Transactions related to the grant of options to employees under the above plans during the years ended December 31, 2007, 2006 and 2005, were as follows:

	Year ended December 31,

	2007		2006		2005

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted Average exercise price

Outstanding at beginning of year	147,652	$4.46	305,239	$5.00	306,239	$4.99

Granted	81,000	$12.23	—	—	—	—
Exercised	(142,652)	$4.37	(157,587)	$5.51	(1,000)	$2.50

Outstanding at end of year	86,000	$11.92	147,652	$4.46	305,239	$5.00

Exercisable options at end of year	41,000	$11.58	147,652	$4.46	295,239	$4.77

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 14:-	SHAREHOLDERS’ EQUITY (CONT.)

b.	Company’s stock option plans (cont.):

The following table summarizes information relating to awards of restricted shares units. No restricted share units were granted prior to 2007:

	Year ended December 31,

	2007

	Number of shares	Weighted average fair value at grant date

Outstanding at beginning of year	—	$—

Granted	29,250	$15.99
Outstanding at end of year	29,250	$15.99

Exercisable options at end of year	12,000	$12.23

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company’s shares. Total intrinsic value of exercisable options and restricted shares units as of December 31, 2007 was $262 and $220, respectively. Total intrinsic value of outstanding options and restricted shares units as of December 31, 2007 was $550 and $536, respectively

Aggregate intrinsic value, at the date of exercise, of options that were exercised during the year ended December 31, 2007 was $1,383.

As of December 31, 2007, there was $578 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted average period of two years.

The following table illustrates the assumptions that had been used in calculating the fair value for options granted in the Company during 2007. These options are amortized over their vesting period and their fair value was estimated at the date of grant using the Black-Scholes pricing model:

Year ended December 31, 2007

Dividend yield	0%
Expected volatility	60%
Risk-free interest	4.60%
Expected life of up to	3.3 years

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 14:-	SHAREHOLDERS’ EQUITY (CONT.)

b.	Company’s stock option plans (cont.):

The options outstanding as of December 31, 2007, have been separated by exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life years	Options exercisable as of December 31, 2007

$6.93	5,000	5.9	5,000
$12.23	81,000	4.08	36,000

	86,000	4.18	41,000

NOTE 15:-	EZCHIP SHARES

a.	EZchip’s shares

The rights, preferences and restrictions of the shares of EZchip are as follows:

	1.	The Preferred Shares confer on their holders all of the rights conferred by the Ordinary Shares.

	2.	Voting rights:

Every holder of Preferred Shares shall have one vote for each Ordinary Share into which the Preferred Shares held by him could be converted.

	3.	Conversion:

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

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 15:-	EZCHIP SHARES (CONT.)

a.	EZchip’s shares (cont.):

5.	Anti-dilution:

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

Each holders of Series C Preferred and or Series B Preferred Shares shall receive, with respect to each Series C Preferred and or Series B Preferred Share held by such holder, the greater of (1) the C Preference or B Preference as applicable to such Preferred Shares, or (2) the amount that such holder would receive pursuant to the abovementioned distribution. The holders of Series A Preferred Shares shall not be entitled to receive the A Preference if upon a distribution of the assets of the Company pursuant to the abovementioned distribution, without giving effect to the A Preference, such holder would receive, in respect of each Series A Preferred Share an amount equal to or greater than three times the original A issue price.

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

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 15:-	EZCHIP SHARES (CONT.)

a.	EZchip’s shares (cont.):

8.	Required consent:

EZchip’s articles of incorporation require approval by a simple majority of its board of directors or shareholders for certain actions in the ordinary course of business.

The consent of holders of a majority of Series C Preferred Shares shall be required to:

	-	Change the rights and terms of the Series C Preferred Shares;

	-	Issue any security either senior to or on a parity with the Series C Preferred Shares;

	-	Sell or merge EZchip (or any other corporate reorganization) or sell or exclusively license a substantial portion of its assets;

	-	Pay any dividend to or redeem any existing Preferred Shares or Ordinary Shares;

	-	Change EZchip’s by-laws or articles of incorporation.

9.	As of January 22, 2008, the Company owns all the outstanding Preferred Shares of EZchip and approximately 99% of the Ordinary Shares of EZchip (see Note 19).

b.	EZchip stock option plans

Since 2000, EZchip has granted options to purchase its Ordinary Shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the “2000 Section 102 Share Option Plan”, the “2003 Section 102 Share Option Plan” and the “2001 U.S. Stock Option Plan”), as an incentive to attract and retain qualified personnel. Under these plans a total of 16,500,000 Ordinary Shares of EZchip were reserved and authorized for issuance. Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant. The options generally expire 7 to 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

Following the acquisition (see also Note 19) by the Company of substantially all of EZchip’s shares, the Company discontinued its practice of granting EZchip employees options to purchase shares of EZchip pursuant to the EZchip option plans. Instead, all future incentive awards to EZchip employees will consist of options or restricted share units to purchase Ordinary Shares of the Company.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 15:-	EZCHIP SHARES (CONT.)

b.	EZchip stock option plans (cont.):

Grants for Twelve Months ended December 31, 2007 in EZchip:

EZchip’s Ordinary Share fair value was calculated by a third party appraiser and the weighted average price for 2007 and 2006 was $0.76 and $0.75, respectively.

The weighted-average estimated fair value of employee stock options granted in EZchip during the years ended December 31, 2007 and 2006 as calculated by a third party appraiser was $0.47, and $0.49, respectively per share using the Black and Scholes model with the following assumptions (annualized percentages):

	Year ended December 31, 2007	Year ended December 31, 2006

Volatility	75%	77.5%-80%
Risk-free interest rate	4.59%-4.77%	4.36-5.04%
Dividend yield	0%	0%
Pre vesting forfeiture rate	1.7%	1.7%

EZchip used peer companies stock price data for calculating volatility in accordance with SFAS 123(R), allowing exclusive reliance on historical volatility. The Company has no reason to believe that its future volatility for the expected or contractual term is likely to differ from the historical measures. The computation of historical volatility uses a simple average calculation method, a sequential period of historical data at least equal to the expected or contractual term of the employee stock option, and a reasonably sufficient number of price observations are used. As a result of the above-mentioned calculations, the weighted-average volatility used in the model for the year ended December 31, 2007 is 75%.

The risk-free interest is based on the yield from U.S. treasury bonds with an equivalent term in effect on the time of grant. The weighted average interest rate used for the year ended December 31, 2007 was 4.7%.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected life for options granted in EZchip for the year ended December 31, 2007 is in the range from 2 to 4.7 years.

EZchip is required to assume a dividend yield as an input in the Black and Scholes model. The dividend yield assumption is based on EZchip’s historical and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for year ended December 31, 2007 was 0%.

The expected annual pre-vesting forfeiture rate affects the number of exercisable options. Based on EZchip’s historical experience, the annual pre-vesting forfeiture rate is 1.7%.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 15:-	EZCHIP SHARES (CONT.)

b.	EZchip stock option plans (cont.):

The following table is a summary of activity for EZchip’s stock option plans:

	Year ended December 31,

	2007		2006		2005

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	15,067,880	$0.69	10,208,067	$0.67	10,655,411	$0.67

Granted	2,981,000	$0.43	5,359,000	$0.75	231,500	$0.79
Exercised	(4,947,791)	$0.83	(194,375)	$0.89	(278,750)	$0.72
Forfeited	(3,472,124)	$0.48	(304,812)	$0.80	(400,094)	$0.81

Outstanding at end of year	9,628,965	$0.68	15,067,880	$0.69	10,208,067	$0.67

Exercisable options at end of year	5,727,378	$0.64	9,517,985	$0.76	8,128,806	$0.71

Vested and expected to vest	9,465,273	$0.68	14,811,726	$0.69	10,208,067	$0.67

In May 2007, the Company granted certain employees 2,715,000 fully vested options to purchase ordinary shares of EZchip to replace fully vested expiring options that were not exercised by such employees prior to their respective expiration dates, bearing the same as the applicable expiring option.

In August 2007, the Company offered current and former employees of EZchip that held ordinary shares of EZchip and options to purchase ordinary shares of EZchip, to purchase a portion of their EZchip ordinary shares (including those resulting from the exercise of options). As a result, during August and September 2007, current and former employees of EZchip exercised 4,296,120 options to purchase ordinary shares of EZchip and the Company acquired an aggregate of 4,374,458 ordinary shares of EZchip, including 4,296,120 ordinary shares of EZchip issued upon exercise of options by current and former employees of EZchip, for a total consideration in the amount of $17,887. See also Note 3i.

As of December 31, 2007, there was $1,652 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted average period of two years.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 15:-	EZCHIP SHARES (CONT.)

b.	EZchip stock option plans (cont.):

The options outstanding as of December 31, 2007, have been separated into exercise prices as follows:

Exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life years	Options exercisable as of December 31, 2007	Weighted average remaining contractual life years

$0.40	2,532,500	3.34	2,532,500	3.34
$0.72 - $0.78	5,253,531	5.93	1,408,288	6.18
$0.80 - $0.82	1,162,822	6.21	1,106,478	6.17
$1.00	680,112	1.73	680,112	1.73

	9,628,965	4.99	5,727,378	4.39

Weighted average fair values on the date of grant of options granted for the years ended December 31, 2007, 2006 and 2005 were $0.47, $0.49 and $0.44, respectively.

NOTE 16:-	TAXES ON INCOME

a.	FIN-48:

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized an increase of approximately $222 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit. The reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits was not provided due to immateriality.

In accordance with the Company’s accounting policy, both before and after adoption of FIN 48, interest expense and potential penalties, if any, related to income taxes are included in the tax expense line of the Company’s consolidated statements of operations.

As of December 31, 2007, the Company had accrued, as a part of the cumulative effect of implementation of FIN 48, interest liability related to uncertain tax positions in the amounts of $36, which is included within income tax accrual on the balance sheet.

The Company and its subsidiaries file federal and state income tax returns in the U.S. and Israel. LanOptics Ltd. and EZchip Ltd. (the Israeli subsidiary) may be subject to examination by the Israel tax authorities for fiscal years 2003 through 2007. EZchip Inc. (the U.S. subsidiary) may be subject to examination by the U.S. Internal Revenue Service (“IRS”) for fiscal years 2002 through 2007.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of the Company’s tax audits could be different from what is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net loss in the period in which such determination is made.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME (CONT.)

b.	Reduction in Israeli tax rates:

For tax year 2007, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 29%. Following an amendment to the Israeli Income Tax Ordinance, 1961 (the “Israeli Tax Ordinance”), which came into effect on January 1,2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in New Israeli Shekels (NIS) after certain adjustments for increases in Israel’s Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel’s *CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements.

On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008, which the Company refers to as the Inflationary Adjustments Amendment. In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli consumer price index.

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

In 2000, EZchip Technologies Ltd. was granted “Approved Enterprise” status under the Law. Generally, “Approved Enterprise” tax benefits, are limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

According to the provisions of the Law, EZchip has chosen to enjoy the “Alternative Benefits” track and, accordingly, its income from the “Approved Enterprise” is tax-exempt for a period of ten years, commencing in the first year EZchip has taxable income. The above mentioned year’s limitation does not apply to the exemption period. Due to the reported losses, the benefit period has not commenced. The entitlement to the above benefits is conditional upon EZchip fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and EZchip may be required to refund the amount of the benefits, in whole or in part including interest.

As of December 31, 2007, management believes that EZchip is meeting all of the aforementioned conditions.

In the event of a distribution of cash dividends from income that is tax-exempt as mentioned above, EZchip would have to pay income tax equal to 10% to 25% of the amount distributed.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME (CONT.)

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”) (cont.):

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting EZchip to taxes only upon the complete liquidation of EZchip. EZchip currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business. Should EZchip derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 will remain subject to the provisions of the law as they were on the date of such approval. Therefore the EZchip’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject EZchip to taxes upon distribution or liquidation and EZchip may be required to record deferred tax liability with respect to such tax-exempt income.

EZchip applied during 2006 to the tax authorities to qualify for benefits as a Privileged Enterprise under the Investment Law, as amended, with 2006 as the election year for the program. EZchip is therefore eligible for a tax exemption for a period of ten years on undistributed Approved Enterprise income. The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years from the first day of the year of election. EZchip intends to reinvest the entire amount of its tax-exempt income and not to distribute this income as a dividend. As of December 31, 2007, EZchip did not generate income under the provision of the new law. Furthermore, the Company believes it is in conformity with all the requirements of the new law.

e.	Net operating losses carryforward:

As of December 31, 2007, the tax losses carryforward of the Company and EZchip Ltd. amounted to approximately $76,307. These net operating losses may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax-exempt.

The carryforward tax losses through December 31, 2007 of EZchip’s subsidiary in the U.S amounted to approximately $3,671. These losses may be offset against any future U.S. taxable income of the U.S. subsidiary for periods of up to 20 years. In light of the U.S. subsidiary’s recent history of operating losses, the Company has recorded a valuation allowance for all its deferred tax assets.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME (CONT.)

e.	Net operating losses carryforward (cont):

Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. As of December 31, 2007, the Company does not expect that the change in ownership provisions will have an effect on its net operating losses.

f.	Loss before taxes is comprised as follows:

	Year ended December 31,

	2007	2006	2005

Domestic (Israel)	$(4,225)	$(12,380)	$(9,452)
Foreign	137	63	(895)

	$(4,088)	$(12,317)	$(10,347)

g.	Deferred taxes:

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

	December 31,

	2007	2006

Reserves and allowances	$58	$57
Loss carryforward	20,325	16,446

Deferred tax assets before valuation allowance	20,383	16,503
Less - valuation allowance	(20,383)	(16,503)

Net deferred tax assets	$—	$—

The Company and its subsidiaries have a history of losses and therefore provided valuation allowances in respect of deferred tax assets resulting from operating loss carryforward and other temporary differences.

h.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward among the Company and its subsidiaries due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Segment information:

The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company’s business.

b.	Total revenues are attributed to geographic areas based on location of the customers.

The following presents total revenues for the years ended December 31, 2007, 2006 and 2005 and long-lived assets as of December 31, 2007, 2006 and 2005:

	2007		2006		2005

	Total revenues	Long-lived assets	Total revenues	Long-lived Assets	Total revenues	Long-lived Assets

Israel	$4,083	$52,809	$1,865	$40,801	$2,414	$6,425
Far East	2,862	—	2,007	—	1,843	—
North America	10,885	2	3,035	5	1,390	1
Europe & Others	1,658	—	1,562	—	201	—

	$19,488	$52,811	$8,469	$40,806	$5,848	$6,426

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,

	2007	2006	2005

Customer A	42%	19%	1%
Customer B	6%	11%	8%
Customer C	5%	13%	10%
Customer D	1%	1%	28%
Customer E	7%	15%	3%

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:-	FINANCIAL AND OTHER INCOME (EXPENSES), NET

	Year ended December 31,

	2007	2006	2005

Income:
Interest income	$1,143	$735	$578
Foreign currency translation adjustments	—	—	26
Change in fair value of warrants to Redeemable Preferred Shares	—	9	9
Other income	—	—	3

Total income	1,143	744	616

Expenses:
Interest and bank charges	(25)	(26)	(37)
Foreign currency translation adjustments	(112)	(82)	—
Amortization of discount on long-term loan	(663)	(80)	—
Interest on a long-term loan	(272)	(110)	—
Accretion to redemption value of Redeemable Preferred Shares in EZchip, net	—	(2,650)	(891)

Total expenses	(1,072)	(2,948)	(928)

Financial and other income (expenses), net	$71	$(2,204)	$(312)

NOTE 19:-	SUBSEQUENT EVENT

Following the election of the last two major shareholders to exchange their Preferred Shares of EZchip for the Company’s Ordinary Shares pursuant to the Exchange Right Agreement (see Notes 3f and 3h), on January 22, 2008, the Company acquired 4,588,655 Preferred B Shares and 12,555,993 Redeemable Preferred C Shares of EZchip, in consideration of the issuance of 5,011,841 Ordinary Shares of the Company. The total fair value of the Company Ordinary Shares issued for the acquisition was $82,645, based on the average share prices of the Company Ordinary Shares two days before and two days after the announcement.

Following the acquisition, the Company owns all of the outstanding Preferred Shares of EZchip and approximately 99% of the outstanding Ordinary Shares of EZchip.

The transaction will be accounted for according to the “purchase method” of accounting. The Company is in the process of obtaining an independent valuation of the tangible and intangible assets acquired in the above transaction. The excess of the purchase price over EZchip’s tangible assets acquired will be recorded as intangible assets (such as In-process Research and Development, Developed Technology, Customer Base and Goodwill).

LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	SUBSEQUENT EVENT (CONT.)

If according to the purchase price allocation in-process research and development expenses will be indicated, it will be recorded as an expense in a separate line item “In-process research and development charge” in the Company’s statement of operations during the first quarter of 2008, the fiscal quarter in which the acquisition was consummated. The amount allocated to tangible and intangible assets will be amortized using the straight-line method over its useful life, the amount allocated to goodwill will not be amortized, but will be tested for impairment annually or more frequently if impairment indicators will be present.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LANOPTICS LTD. By: /s/ Eli Fruchter —————————————— Eli Fruchter Principal Executive Officer

Dated: March 27, 2008