Form 20-F/A
period 2007-12-31
EZCHIP SEMICONDUCTOR LTD
filed 2008-09-18
CIK 892534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

EZCHIP SEMICONDUCTOR LTD.
(f/k/a LANOPTICS LTD.)
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

Large Accelerated filer ☐    Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial	Other ☐
Reporting Standards as issued by
the International Accounting
Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

This annual report on Form 20-F/A is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.

EXPLANATORY NOTE

        This Amendment No. 1 on Form 20-F/A is being filed to amend the Annual Report on Form 20-F for the year ended December 31, 2007 of EZchip Semiconductor Ltd. (f/k/a LanOptics Ltd.), which was originally filed on March 27, 2008, as follows:

    1.        Supplement the disclosure concerning the home country corporate governance practices we follow instead of certain requirements of The NASDAQ Global Market – see page 16 (Item 3.D. (Key Information – Risk Factors)) and page 46 (Item 6.C. (Directors, Senior Management and Employees – Board Practices – NASDAQ Marketplace Rules and Home Country Practices)).

    2.        Name a third-party appraiser we retained and file as an exhibit such appraiser’s consent – see page 29 (Item 5.A. (Operating and Financial Review and Prospects – Operating Results)), page F-39 (Note 15 of Item 18 (Financial Statements)) and Exhibit 15.2.

    3.        Supplement the discussion of our revenues and cost of revenues for the year ended December 31, 2007 compared with the year ended December 31, 2006 – see page 30 (Item 5.A. (Operating and Financial Review and Prospects – Operating Results)).

    4.        Reallocate amounts in our statements of cash flows for the year ended December 31, 2007 – page 37 (Item 5.B. (Operating and Financial Review and Prospects – Liquidity and Capital Resources)), page F-9 (Item 18 (Financial Statements)) and page F-28 (Note 3 of Item 18 (Financial Statements)).

    5.        Supplement the discussion of company trends – page 38 (Item 5.D. (Operating and Financial Review and Prospects – Trend Information)).

    6.        Describe and file two additional material contracts – page 57 (Item 10.E. (Additional Information – Material Contracts)) and Exhibits 4.7 and 4.8.

    7.        Supplement the disclosure of our segment and geographical information – page F-48 (Note 17 of Item 18 (Financial Statements)).

        This Amendment also reflects the change of our corporate name to EZchip Semiconductor Ltd. from LanOptics Ltd. effective July 22, 2008.

        This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 as originally filed and all such other information in the original filing, which remains unchanged.

        This Amendment does not reflect events occurring after the filing of the original Annual Report on Form 20-F for the year ended December 31, 2007 (other than our name change) and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2007 continues to speak as of March 27, 2008.

        For the convenience of the reader, the document has been refiled in its entirety.

TABLE OF CONTENTS

PART I		7
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3.	KEY INFORMATION	7
A.	Selected Consolidated Financial Data	7
B.	Capitalization and Indebtedness	8
C.	Reasons for the Offer and Use Of Proceeds	8
D.	Risk Factors	8
ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
B.	Business Overview	17
C.	Organizational Structure	26
D.	Property, Plants and Equipment	26
ITEM 4A.	UNRESOLVED STAFF COMMENTS	26
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
A.	Operating Results	26
B.	Liquidity and Capital Resources	35
C.	Research and Development, Patents and Licenses	37
D.	Trend Information	38
E.	Off-Balance Sheet Arrangements	38
F.	Tabular Disclosure of Contractual Obligations	39
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	39
A.	Directors and Senior Management	39
B.	Compensation of Directors and Officers	41
C.	Board Practices	41
D.	Employees	47
E.	Share Ownership	48
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	49
A.	Major Shareholders	49
B.	Related Party Transactions	51
C.	Interests of Experts and Counsel	52
ITEM 8.	FINANCIAL INFORMATION	52
A.	Consolidated Statements and Other Financial Information	52
B.	Significant Changes	53
ITEM 9.	THE OFFER AND LISTING	53
A.	Offer and Listing Details	53
B.	Plan of Distribution	54
C.	Markets	54
D.	Selling Shareholders	54
E.	Dilution	54
F.	Expense of the Issue	54
ITEM 10.	ADDITIONAL INFORMATION	54
A.	Share Capital	54
B.	Memorandum and Articles Of Association	55
C.	Material Contracts	57
D.	Exchange Controls	57
E.	Taxation	57
F.	Dividend and Paying Agents	65
G.	Statement by Experts	65
H.	Documents on Display	65
I.	Subsidiary Information	66

INTRODUCTION

        We were incorporated as a limited liability company under the laws of the State of Israel in 1989. We changed our name from LanOptics Ltd. to EZchip Semiconductor Ltd. on July 22, 2008. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications to improve the connectivity and performance of corporate Local Area Networks and Wide Area Networks. Our business now consists exclusively of the business of our subsidiary, EZchip Technologies Ltd., or EZchip Technologies, a company that is engaged in the development and marketing of Ethernet network processors for networking equipment. We currently own approximately 99% of the outstanding shares of EZchip Technologies and approximately 89% of EZchip Technologies on a fully diluted basis, taking into account EZchip Technologies options and shares held by current and former employees. As used in this Annual Report, the terms “we,” “us,” “our” and “our company” mean EZchip Semiconductor Ltd. and its EZchip Technologies subsidiary taken together, unless otherwise expressly stated. Our ordinary shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange under the symbol EZCH.

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

        This Annual Report on Form 20-F/A contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of the original Form 20-F for the year ended December 31, 2007. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information -Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data of our company have been prepared in accordance with U.S. GAAP, and are derived from our audited consolidated financial statements and accompanying notes. The selected financial data set forth in the table below have been derived from our audited historical financial statements for the years 2003 to 2007. The selected income data for the years ended December, 31, 2005, 2006 and 2007, and the selected balance sheet data as at December 31, 2006 and 2007, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected income data for the years ended December, 31, 2003 and 2004, and the selected balance sheet data as at December 31, 2003, 2004 and 2005, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects,” and the Consolidated Financial Statements included elsewhere in this Annual Report.

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

        Two major tier-1 vendors of carrier Ethernet switches and routers, or CESRs, are currently designing several of their CESR platforms based on EZchip Technologies network processors. Juniper Networks, currently our largest customer, has already entered production with NP-2 based products and is expected to continue to launch additional NP-2 and NP-3 based products during 2008. Juniper Networks accounted for approximately 42% of our 2007 revenues and we expect Juniper Networks to account for more than 50% of our revenues in 2008. The second major tier-1 vendor of CESRs has selected a customized version of NP-3 for several of its CESR product lines. This version of NP-3 is in its final stages of development and we expect it to move into production in the second half of 2008. We expect that these two CESR vendors will, together, account for a substantial majority of our revenues in 2008.

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

Your ownership interest in our company may be diluted as a result of anticipated further purchases of EZchip Technologies shares or as a result of additional financings.

        We currently own approximately 99% of the outstanding shares of EZchip Technologies and approximately 89% of EZchip Technologies on a fully diluted basis, taking into account EZchip Technologies options and shares held by current and former employees. We intend to continue to purchase EZchip Technologies shares in order to gain full ownership of EZchip Technologies. We will attempt to effect all such purchases at an exchange ratio that reflects the relative values of EZchip Semiconductor and EZchip Technologies. If we are required to pay a purchase price that is greater than the relative value of EZchip Technologies, the ownership interests of our existing shareholders will be diluted. In addition, we may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. Any such financing may dilute the relative holdings of our current shareholders.

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

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements. We do not comply with NASDAQ requirements regarding the director nominations process and compensation of executive officers and instead, we follow Israeli law and practice.

        As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. We do not comply with NASDAQ requirements regarding the director nominations process and compensation of executive officers, which require that director nominees and compensation of executive officers be selected/determined, or recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors determines executive compensation, subject to the required approvals under Israeli law. As a foreign private issuer listed on The NASDAQ Global Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated as a limited liability company under the laws of the State of Israel in 1989 as Dan-Serb Ltd. We changed our name to LanOptics Ltd. in March 1990 and to EZchip Semiconductor Ltd. on July 22, 2008. Until 1999, our principal business was the development, manufacture and marketing of solutions and Internet applications to improve the connectivity and performance of corporate Local Area Networks, or LANs, and Wide Area Networks. In mid-1999, we decided to cease the research and development of new switching products for LANs and instead, to focus on our internal application-specific integrated circuit, or ASIC, design team. This team, that had previously developed ASICs for our products, began work on the development of network processors. This new business initiative was incorporated as our subsidiary EZchip Technologies in December 1999.

        Our business now consists exclusively of the business of our EZchip Technologies subsidiary, a company that is engaged in the development and marketing of Ethernet network processors for networking equipment. EZchip Technologies is a fabless semiconductor company that provides Ethernet network processors. EZchip Technologies provides its customers with solutions that scale from 1-Gigabit to 100-Gigabit per second with a common architecture and software across all products. EZchip Technologies’ network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks. We currently own approximately 99% of the outstanding shares of EZchip Technologies and approximately 89% of EZchip Technologies on a fully diluted basis, taking into account EZchip Technologies’ options and shares held by current and former employees. Our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692 Israel, and our telephone number is +972-4-959-6666. Puglisi & Associates, located at 859 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, serves as our agent for service of process.

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

        Other market segments, of lesser focus for EZchip Technologies, include data center appliances that perform functions such as security, load balancing and traffic analysis WAN/MAN edge devices and metro switches are typically configured in a modular, expandable, multi-slot chassis that consists of several line cards with many network ports per line card. Access switches are typically built in a stand-alone, fixed configuration, flat frame known as a pizza box.

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

Our Solution

        We design and produce network processors for high-speed networking equipment, integrating several key functions into a single chip. Networking equipment vendors use EZchip Technologies’ network processors to form the silicon core of next-generation networking equipment, such as switches and routers, for voice, video and data integration in a variety of applications. We are a fabless semiconductor company, which means that we do not have our own semiconductor manufacturing plant but rather utilize outside fabrication facilities.

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

        Earlier generations of network processor solutions required multiple integrated circuit chips and related hardware and software to perform the requisite designed-in functions, placing limitations both on the amount of data that could be handled simultaneously and the speed at which it could be processed. Moreover, most of these earlier solutions employed generic reduced instruction set computer, or RISC, processors rather than specially designed processors. EZchip Technologies’ advance over these earlier designs lies in its integration of processing, classification and traffic management functions. This is accomplished in part with patented elements and other proprietary information and consists among other things EZchip Technologies’ Task Optimized Processing technology, through a combination of chip architecture innovations and through innovative table lookup (search) algorithms. As a result, systems designed using EZchip Technologies’ products offer equipment vendors the ability to reduce chip count, power consumption and cost.

        Our first product, which was introduced in April 2002, was the NP-1, a merchant silicon network processor that formed the core of 10-Gigabit networking equipment. The NP-1 is no longer in use. Most of our customers now use the NP-1c or NP-2 for their EZchip Technologies-based products.

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

        The architecture and features of these EZchip Technologies products offer the flexibility, scalability and price performance that are sought by communications equipment vendors. All our network processors are software-compatible to a great extent, making it possible for customers to easily port their network-processor applications among our product families.

Products

Network Processor Chips

        EZchip Technologies’ first product, the NP-1, was released in April 2002. The NP-1 was a single-chip, full-duplex, 10-Gigabit, seven-layer network processor with integrated classifiers. It provided fully programmable packet classification, modification and forwarding. The NP-1 was replaced by NP-1c.

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

        EZdriver is a toolset that facilitates the development of the control path software for EZchip Technologies-based systems. It enables applications that run on the control central processing unit, or CPU, to communicate with our network processors. EZdriver consists of routines that execute on the control CPU and provide an application program interface (API) to the network processor. It includes network processor configuration, microcode loading, creation and maintenance of network-processor lookup structures, sending and receiving frames to and from the network processor, as well as configuration and access to the network-processor statistics block.

        To assist our customers in their application development, EZchip Technologies also provides customers with a broad library featuring source code for a wide range of applications. These include Metro Ethernet protocols, MPLS (Multi-Protocol Label Switching), IPv4 and IPv6 routing, ACL (Access Control Lists), Network Address Translation and Server Load Balancing. New code is periodically added to this library.

Future Products

        EZchip Technologies is continuing to develop highly integrated network processors with its next generation network processors, NP-3 and NP-4. These network processors are based on our core technology used in the NP-1, NP-1c and NP-2 with the addition of higher throughput, new interfaces and more features.

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

        With the addition of the NPA family of access NPUs, EZchip Technologies will be able to offer customers a broad range of NPUs ranging in throughput from a few Gigabit to 100 Gigabit with similar architecture and software that can be ported to multiple product lines.

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

        Other than the NP-1 and NP-1c, all of our network processors also incorporate integrated traffic managers for advanced QoS, which is required by increasingly complex networks. After modification, packets are put in queues that are managed and controlled by one of two traffic managers, which provide traffic management capabilities on both the ingress and egress paths. By integrating this functionality into our network processors, EZchip Technologies eliminates the need for our customers to employ a separate traffic management chip.

        We consider the processing flexibility and the ability to implement and integrate the main network processing features into a single chip as one of the primary advantages of our technology. We intend to continue to provide this high level of integration in future products under development.

Research and Product Development

        Currently, 84 employees, representing about 75% of our employees, are engaged in research and development. EZchip Technologies’ senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed. Our net research and development expenses were approximately $8.2 million in 2005, $8.4 million in 2006 and $8.5 million in 2007. Since April 2006, EZchip Technologies’ research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. EZchip Technologies’ 2006 and 2007 research and development expenses are net of OCS grants in the amount of approximately $1.0 million and $2.1 million, respectively.

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

        Since we expect the NPU market to continue to grow, we believe that by securing more customers and more design wins we are strengthening our market position and increasing our potential market share. We work closely with existing and potential customers in their design of systems and equipment where the capabilities of EZchip Technologies’ products can be exploited. We target designers, manufacturers and vendors of networking equipment and other large-scale data processing network devices, such as switches and routers.

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

        Two major tier-1 CESR vendors are building several of their CESR platforms based on EZchip Technologies network processors:

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

        EZchip Technologies offers training courses to provide its customers with a complete understanding of its products and toolsets.

Competition

        The semiconductor market, particularly the high-performance semiconductor market, is highly competitive and subject to rapid technological change, price erosion and heightened international competition. Especially in an area such as network processors, where technology has not been standardized and where applications are in early stages of development, competitive pressures can be intense. There are currently four vendors providing high-speed network processors that target the metro and access switches, and edge routers: EZchip Technologies, Sandburst Corporation (which was acquired by Broadcom Corporation in January 2006), Bay Microsystems and Xelerated, Inc. In addition, Broadcom Corporation and Marvell Technology Group Ltd. have released switch ASICs (non-programmable chips) that target these market segments as well. Agere Systems Inc., Intel Corporation and Wintegra Inc. are focused on lower speed applications. Our NPA access NPUs compete with NPUs from these lower speed NPU vendors. Some customers use FPGAs (Field Programmable Gate Arrays), mainly from Altera Corporation and Xilinx Inc. to implement packet processing functions and these may be competing solutions as well. We also compete with customers who choose to develop their own network processors or in-house ASIC solutions.

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

        We are organized under the laws of the State of Israel. We have two subsidiaries. EZchip Technologies Ltd., a corporation organized under the laws of the State of Israel, and EZchip Inc., a corporation incorporated under the laws of the State of Delaware. We currently own approximately 99% of the outstanding shares of EZchip Technologies and approximately 89% on a fully diluted basis, taking into account EZchip Technologies options and shares held by current and former employees. EZchip Inc. is wholly owned by EZchip Technologies.

D.	PROPERTY, PLANTS AND EQUIPMENT

        We do not own any real property. Our principal development, marketing and administrative facilities occupy approximately 25,000 square feet of a building in Yokneam, Israel, at an aggregate rental cost of approximately $340,000 in 2007. The lease for our principal offices expires in January 2009.

        EZchip Technologies, which conducts its sales operations through two locations in the United States, leases office space in California and Massachusetts under six-month renewable leases. The aggregate rental cost for the two offices was approximately $80,000 in 2007.

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

General

        We design, develop, manufacture, market and support network processors, through our subsidiary, EZchip Technologies. Since mid-1999, we have focused our efforts on the network processor market and ceased our investment in research and development for LAN switching products. We also closed the operations of our Internet applications business segment, principally comprised of the operations of NetGuard (in 1998) and NetXchange (early 2001). Our resources are now focused exclusively on EZchip Technologies. Due to this shift in focus, our sales, which until 2002 were comprised solely of our legacy products, decreased significantly after fiscal year 1999. Our sales have increased in the last few fiscal years as EZchip Technologies has begun to generate revenues.

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

        In general, it takes 18 to 24 months to design a networking product based on EZchip Technologies network processors. During this design phase the revenues we recognize are mostly attributable to the sale of evaluation systems and development software tools, which our customers use to assist in the development of their own network processor based products. As they move to development of their own boards with the network processor, they purchase sample chips from us for testing purposes. Once their own designs are completed, they move into production phase where they begin to manufacture their products. At this point, they purchase a limited number of network processors chips for the initial production stage. Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production. Volume production of customers’ products is expected to translate into volume sales of our network processors. EZchip Technologies has no direct influence upon the sales and marketing of our customers’ products.

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

        With regard to the fair value of employee stock options in EZchip Technologies, we retained the services of BDO Ziv Haft Consulting Group, as a third party appraiser, to calculate the fair market value of the ordinary shares’ fair value and other assumptions used in the Black-Scholes Merton valuation model.

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

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Revenues

        We generate our revenues mainly from sales of network processors chips and to a lesser extent from the sales of network processor-based systems, software tools and services. For the year ended December 31, 2007, revenues increased by $11.0 million, or 130%, to $19.5 million from $8.5 million in the year ended December 31, 2006. Revenues from sales of network processors chips (including network processor-based systems) increased by $10.5 million, or 133%, to $18.4 million in the year ended December 31, 2007 from $7.9 million in the year ended December 31, 2006. The increase in revenues is primarily attributable to increased NP-2 purchases by a few customers that entered into their production stage for networking products incorporating our network processors chips.

        Revenues from sales of NP-2 network processors chips (including network processor-based systems) increased by $10.2 million, or 223%, to $14.8 million in the year ended December 31, 2007 from $4.6 million in the year ended December 31, 2006. The increase is as a result of several of our customers (primarily Juniper Networks) entering into the volume production stage for networking products incorporating the NP-2 processor. Revenues from sales of our NP-1c network processors chips (including network processor-based systems) increased by $276,000, or 8%, to $3.6 million in the year ended December 31, 2007 from $3.3 million in the year ended December 31, 2006.

Cost of Revenues

        Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs. For the year ended December 31, 2007, our cost of revenues increased by $4.4 million, or 119%, to $8.0 million (41% of revenues) from $3.7 million (43% of revenues) in the year ended December 31, 2006. The increase in cost of revenues is primarily as a result of the increase in the sale of network processors chips and network processor-based systems.

        Cost of revenues attributable to the sale of network processor chips and network processor-based systems increased by $3.9 million, or 123%, to $7.1 million (37% of revenues) in the year ended December 31, 2007 from $3.2 million (38% of revenues) in the year ended December 31, 2006, primarily reflecting the increase in sales of NP-2 network processor chips. The decrease in cost of revenues as a percentage of revenues is primarily the result of the increased volume production orders from our contract manufactures, characterized by lower unit prices.

Amortization of Technology

        Amortization of technology reflects the amortized cost of the intangible asset -“existing technology” created in connection with the purchases of EZchip Technologies shares in the share exchange transactions. Each of the EZchip Technologies share acquisitions was accounted for according to the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition. Existing technology is amortized using the straight-line method over its useful life, which is up to four years. For the year ended December 31, 2007, amortization of technology increased by $0.8 million, or 236%, to $1.2 million from $0.4 million in the year ended December 31, 2006. This increase resulted mainly from the December 22, 2006 exchange transaction which increased the existing technology asset in our balance sheet by $2.8 million and hence resulted in increased amortization cost during 2007.

Gross Profit

        For the year ended December 31, 2007, gross profit increased by $5.8 million, or 131%, to $10.2 million (53% of revenues) from $4.4 million (52% of revenues) in the year ended December 31, 2006, primarily as a result of the increase in revenues.

Research and Development Expenses, Net

        Research and development expenses consist primarily of the salary and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs). The reported figures consist entirely of EZchip Technologies’ research and development costs. Since April 1, 2006, we have received research and development participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel, or the OCS. For the year ended December 31, 2007, research and development costs increased by $1.2 million, or 13%, to $10.7 million (excluding OCS grants of $2.1 million) from $9.4 million (excluding OCS grants of $1.0 million) in the year ended December 31, 2006. This increase is attributable primarily to higher labor costs in the 2007 period, resulting from an increase in the number of our research and development personnel (from 72 persons at the end of 2006 to 81 persons at the end of 2007), combined with an increase in the average labor cost per employee and a higher level of equity based compensation under FAS 123R, which were partially offset by significantly lower non-recurring engineering costs in 2007 compared to 2006.

In-Process Research and Development Charge

        We recorded in-process research and development charges in the amounts of $0.4 million in the year ended December 31, 2007 and $2.0 million in the year ended December 31, 2006 in connection with the purchases of EZchip Technologies’ shares in September 2007 and December 2006, respectively. See Notes 3h and 3i to the consolidated financial statements.

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

Financial and Other Income (Expenses), Net

        Financial and other income (expenses), net reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. For the year ended December 31, 2007, net financial income increased by $2.3 million, or 103%, to $71,000 from net financial expenses of $2.2 million for the year ended December 31, 2006. This increase is primarily attributable to the accretion of $2.7 million to the redemption value of the EZchip Technologies Redeemable Preferred Shares in 2006. In December 2006, we acquired additional preferred shares of EZchip Technologies resulting in our owning the majority of the EZchip Technologies Series C Redeemable Preferred Shares. As a result, a redemption demand cannot be delivered without our consent and we therefore ceased to record any interest expense in our consolidated financial statements. As of January 22, 2008, we own all of EZchip Technologies’ outstanding Redeemable Preferred Shares (see Note 19 to the consolidated financial statements).

Minority Interest in Loss of a Subsidiary

        Minority interest in loss of a subsidiary reflects the share of EZchip Technologies’ minority holders of ordinary shares in EZchip Technologies’ loss. The amounts of $0.4 million and $0.2 million represent proceeds received during 2007 and 2006, respectively, from the exercise of options to purchase ordinary shares of EZchip Technologies.

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

Research and Development Expenses, Net

        For the year ended December 31, 2006, research and development costs (excluding OCS grants of $1.0 million) increased by $1.2 million, or 14%, to $9.4 million from $8.2 million in the year ended December 31, 2005. This increase is attributable primarily to labor costs and equipment and software tool licenses costs associated with the increase in the number of EZchip Technologies’ research and development personnel. In addition, research and development expenses for the year ended December 31, 2006 included $0.4 million of stock-based compensation expense recorded under SFAS No. 123(R).

In-Process Research and Development Charge

        We recorded in-process research and development charges in the amounts of $2.0 million in the year ended December 31, 2006 and $1.5 million in the year ended December 31, 2005 in connection with the purchases of EZchip Technologies shares in exchange transactions in December 2006 and June 2005, respectively. See Notes 3g and 3h to the consolidated financial statements.

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

Financial and Other Expenses, Net

        For the year ended December 31, 2006, net financial expenses increased by $1.9 million, or 606%, to $2.2 million from net financial expenses of $0.3 million for the year ended December 31, 2005. This increase is primarily attributable to the accretion to redemption value of the EZchip Technologies Redeemable Preferred Shares in 2006. The EZchip Technologies Series C Redeemable Preferred Shares were issued in March 2003, March 2004 and July 2005, and we recorded the amounts of $10.9 million, $2.6 million and $3.0 million, which were invested by parties other than us in March 2003, March 2004 and July 2005, respectively, as Redeemable Preferred Shares in EZchip Technologies. The EZchip Technologies Series C Redeemable Preferred Shares may be redeemed at the request of the majority holders of such shares, after March 2007 (four years from the original issuance date), at a price per share equal to the greater of (a) the original per share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% interest compounded annually or (b) the fair market value of such shares. In December 2006, we acquired preferred shares of EZchip Technologies in consideration for the issuance of our ordinary shares resulting in us owning a majority of the EZchip Technologies Series C Redeemable Preferred Shares. See Note 3h to the consolidated financial statements. As a result, a redemption demand cannot be delivered without our consent and we do not expect that we will be required to record any interest expense in the future related to such Redeemable Preferred Shares in our consolidated financial statements.

Minority Interest in Loss of a Subsidiary

        Minority interest in loss of a subsidiary reflects the share of EZchip Technologies’ minority holders of ordinary shares in EZchip Technologies’ loss. The amounts of $0.2 million and $0.2 million represent proceeds received during 2006 and 2005, respectively, from the exercise of options to purchase ordinary shares of EZchip Technologies.

Cumulative Effect of Change in Accounting Principle

        In April 2003, EZchip Technologies granted a warrant to purchase Series C Redeemable Preferred C Shares in connection with a loan agreement with a third party. The loan was repaid in August 2004. EZchip Technologies accounted for such warrant in accordance with FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS No. 150. Under SFAS No. 150, this warrant was classified as a liability and is carried at its fair value. The guidance of this Statement was applied in the first interim period beginning after June 30, 2005 and resulted in a cumulative affect of a change in accounting principles of $0.1 million. See Note 2k of the consolidated financial statements.

Effective Corporate Tax Rate

        Israeli companies were subject to corporate tax at the rate of 29% of their taxable income in 2007. The corporate tax rate was reduced to 27% in 2008, and will be further reduced to 26% in 2009 and 25% in 2010. However, because we have elected to participate in the alternative package of tax benefits for our current approved enterprise, the income derived from that enterprise will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period. The period of tax benefits for EZchip Technologies’ approved enterprise is valid for ten years following the first year in which the company generated net income associated with the approved enterprise. Certain investment income derived by EZchip Technologies from investments may not be regarded by the Israeli tax authorities as income from its approved enterprise and consequently may be taxed at the regular statutory rate in Israel.

        We and EZchip Technologies have tax loss carryforwards resulting from the years up to and including 2007 amounting to approximately $76 million which may be carried forward indefinitely.

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

        Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and research and development grants. Until 2006, EZchip Technologies’ research and development was funded through the proceeds of third party investments, combined with contributions from our company. Since April 2006, EZchip Technologies’ research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS.

        EZchip Technologies Private Placements. In 2000 we conducted two rounds of financing for EZchip Technologies, raising $27.2 million through the private placement of EZchip Technologies’ Series A and B Preferred Shares, of which we invested $2 million. The amount of investments by third parties was recorded as preferred shares of a subsidiary in our financial statements. In addition, we made a $2 million investment in EZchip Technologies during 2000.

        In early 2003, EZchip Technologies raised $13.5 million in a private placement of Series C Preferred Shares, of which amount we invested $2.3 million. In addition, EZchip Technologies obtained a $3 million credit facility, of which $1.5 million was drawn down. In September 2004 the $1.5 million was repaid.

        Under the terms of the Series C Preferred Share financing, EZchip Technologies could raise an aggregate additional amount of up to $8 million at one or more additional closings to be initiated within 24 months of the initial investment of $13.5 million On March 9, 2004, EZchip Technologies raised the additional $8 million, of which we invested $5.3 million.

        In July 2005, EZchip Technologies raised an additional $10.0 million in a private placement of Series C Preferred Shares, of which we invested $6.9 million.

        Loan. In August 2006, EZchip Technologies entered into a credit agreement with Plenus II, Limited Partnership and Plenus II (D.C.M.), Limited Partnership, as lenders, pursuant to which the lenders agreed to make a $4.0 million line of credit available to EZchip Technologies, which may be increased by an additional $2.0 million upon EZchip Technologies’ achievement of certain milestones. Under the terms of the credit agreement, EZchip Technologies may draw amounts under the line of credit from time to time until August 2007, at which time the drawn and unpaid amount shall be fixed and the revolving line of credit facility shall become a loan. The loan bears annual interest of LIBOR+3% for the first two years and LIBOR+4.5% for the third year. The principal of the loan shall be repaid in 12 equal monthly payments, commencing August 2008. As part of the credit agreement, EZchip Technologies issued to the lenders 910,000 Series C Redeemable Preferred Shares. We acquired these shares in December 2006 in exchange for our ordinary shares. In October 2007, EZchip Technologies repaid the loan in full in an early repayment and the floating charge was removed.

        Exchange and Purchase of EZchip Technologies Shares. From 2005 through January 2008, we acquired substantially all of the outstanding EZchip Technologies shares. In 2005, 2006 and January 2008 the EZchip Technologies shares were exchanged for our ordinary shares and in August and September 2007 the EZchip Technologies shares were acquired for cash. As a result of such transactions, we currently hold a 99% ownership interest in EZchip Technologies. See Notes 3g, 3h, 3i and 19 to the consolidated financial statements.

        EZchip Semiconductor Private Placements. On December 16, 2003, we concluded a $6.0 million private placement of our ordinary shares to Deutsche Bank AG, London Branch. $5.3 million of the proceeds were used to fund the exercise of our option to purchase EZchip Technologies Series C Preferred Shares, which increased our ownership interest in EZchip Technologies to 53.4% at such time. The investors in this private placement were granted warrants to purchase an aggregate of 187,500 of our ordinary shares at an exercise price of $11.39 per share with an exercise period of five years.

        On November 26, 2004, we concluded a $14.3 million private placement of our ordinary shares to several institutional investors. The private placement was undertaken to strength our balance sheet and insure our control over EZchip Technologies in the event of additional private investment in EZchip Technologies, as well as for other general corporate purposes. The investors in this private placement were granted warrants to purchase an aggregate of 478,800 ordinary shares at an exercise price of $15.5 per share with an exercise period of five years.

        EZchip Semiconductor public offering. In August and September 2007, we concluded a $43.6 million public offering of our ordinary shares, of which a net amount of $14.2 million was used to increase our ownership interest in EZchip Technologies through the purchase of EZchip Technologies shares issued upon the exercise of employee stock options.

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

        Cash flows. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2005	2006	2007
	(in thousands)

Statement of Cash Flows Data:
Net cash used in operating activities	$8,978	$7,136	$1,130
Net cash provided by (used in) investing activities	6,363	(207)	(5,902)
Net cash provided by financing activities	3,226	5,414	26,318

Increase (decrease) in cash and cash equivalents	611	(1,929)	19,286
Cash and cash equivalents - beginning of year	13,504	14,115	12,186

Cash and cash equivalents - end of year	$14,115	$12,186	$31,472

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

        Net cash used in investing activities was approximately $5.9 million for the year ended December 31, 2007. Of such amount, approximately $5.6 million was used to purchase marketable securities and approximately $0.3 million was used to purchase property and equipment. Net cash used in investing activities was approximately $0.2 million for the year ended December 31, 2006. This amount was primarily attributable to purchases of property and equipment. Net cash provided by investing activities was approximately $6.4 million for the year ended December 31, 2005. Of such amount, approximately $6.6 million resulted from sale and redemption of marketable securities and approximately $0.2 million was used for purchases of property and equipment.

        For the year ended December 31, 2007, net cash provided by financing activities was approximately $26.3 million. This amount is attributable to proceeds of approximately $25.6 million from our August and September 2007 public offerings (after the contemporaneous purchase of EZchip Technologies’ shares issued upon exercise of EZchip Technologies employee stock options), approximately $4.7 million generated from the exercise of employee stock options and the repayment of a $4.0 million long term loan. Net cash provided by financing activities was approximately $5.4 million for the year ended December 31, 2006. This amount is attributable to proceeds of $1.4 million from the exercise of stock options and proceeds of $4 million from a long-term loan. For the year ended December 31, 2005, net cash provided by financing activities was approximately $3.2 million. This amount is attributable to proceeds of $0.2 million from the exercise of stock options and $3.0 million associated with the issuance of EZchip Technologies’ Series C Preferred Shares to third parties.

        We believe that our unused cash, cash equivalents and marketable securities balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        Currently, 84 employees, representing about 75% of our employees, are engaged in research and development. EZchip Technologies’ senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

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

        Our 2007 revenues increased 130% to $19.5 million, up from $8.5 million in 2006. This increase in revenues is primarily attributable to increased purchases by a few NP-2 customers that entered into the production stage for networking products incorporating our network processors chips. NP-2 constituted 76% of our 2007 revenues; NP-1 contributed 18%; and the 6% balance resulted primarily from the sale of software tools and services. Two major tier-1 CESR (carrier Ethernet switches and routers) vendors are building several of their CESR platforms based on EZchip Technologies network processors. Juniper Networks, currently our largest customer, contributed approximately 42% of our 2007 revenues. Juniper continued to launch products based on our NP-2 processor to production, driving higher NP-2 revenues during 2007. We expect Juniper to continue to launch additional NP-2 and NP-3 based products during 2008, maintaining and continually growing their contribution to our revenues. The second vendor, known to be the world’s largest networking vendor, has selected the special version of NP-3, developed in collaboration with Marvell, for several of its CESR product lines. Since these two vendors are U.S.-based vendors, North American sales accounted for a significant portion of our revenues in 2007, and we expect that North American sales will continue to account for a significant portion of our revenues in 2008. The special version of NP-3 is in its final stages of development and we expect it to move into production in the near future. As of December 31, 2007, we had a total of 127 design wins of which 61 were in production, 40 with NP-2 and 21 with NP-1. The remaining 66 design wins are in the product development phase, and we expect a significant portion of them to enter production during 2008.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position(s)

Benny Hanigal	58	Chairman of the Board
Eli Fruchter	52	Director and President and Chief Executive Officer of EZchip Technologies.
Dror Israel	39	Chief Financial Officer
Amir Eyal	48	Vice President - Business Development of EZchip Technologies
Ran Giladi (1)	53	Director
Karen Sarid (1)(3)	57	Director
Shai Saul (1)(2)(3)	46	Director
David Schlachet (1)(2)(3)	62	Director

(1)	“Independent Director” under rules of the Securities and Exchange Commission and NASDAQ Marketplace Rules (see explanation below)

(2)	“Outside Director” within the meaning of the Israeli Companies Law (see explanation below)

(3)	Member of our Audit Committee.

        Benny Hanigal has served as the Chairman of our Board of Directors since December 2007, and as the Chairman of the Board of Directors of EZchip Technologies since December 2006. Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995. In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997. From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds. Mr. Hanigal also serves as a director of Alvarion Ltd. Mr. Hanigal has a B.Sc. degree in Electrical Engineering from the Technion -Israel Institute of Technology.

        Eli Fruchter serves as the President and Chief Executive Officer of EZchip Technologies, a position that he has held since EZchip Technologies’ inception in May 1999, and has served as a director of our company since its inception and Chairman of our Board of Directors from December 2006 until December 2007. Mr. Fruchter co-founded our company and from 1990 to 1999 he served as our General Manager and the Chairman of our Board of Directors. Prior to that, he was also among the founders of Adacom Technologies Ltd., a manufacturer of data communications products. Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology.

        Dror Israel has served as our Chief Financial Officer since June 2001. Prior to that and from January 2000, he served as our financial controller and as our financial analyst from August 1997 through December 1999. Prior to joining our company, Mr. Israel was employed by Hi Group, a holding company, as a financial analyst. Mr. Israel holds a B.A. degree in economics from Haifa University and MBA degree (cum laude) from the Technion – Israel Institute of Technology.

        Amir Eyal has served as Vice President – Business Development of EZchip Technologies since August 1999. From 1997 to 1998, Mr. Eyal served as Vice President of Marketing at CLASS Data Systems, a start-up that provides solutions for network Quality of Service. The company was acquired by Cisco Systems in 1998. From 1996 to 1997, Mr. Eyal served as Vice President, Marketing at ORNET Data Communications, a LAN switch vendor. From 1994 to 1996, Mr. Eyal served as Director of Marketing at RAD Network Devices, a router vendor and member of the RAD-BYNET Group and served in pre-sale and post-sale roles at that company from 1988-1994. From 1986 to 1988, Mr. Eyal was a chip design engineer at Clarity, a chip design start-up. Mr. Eyal holds a B.Sc. degree in Computer Engineering from the Technion-Israel Institute of Technology.

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

        During the year ended December 31, 2007, we paid each of our outside directors approximately $1,480 per quarter and approximately $316 per meeting attended. Our other directors did not receive any cash compensation during 2007. Effective as of January 1, 2008, we pay a $3,000 monthly fee to Mr. Benny Hanigal in connection with his services as Chairman of our Board of Directors, as approved by our 2007 annual general meeting of shareholders. Prior to that date and from December 2006, Mr. Hanigal was paid the same monthly amount for his services as the Chairman of the Board of Directors of EZchip Technologies.

        During 2007, we granted our directors and executive officers as a group options to purchase an aggregate of 81,000 ordinary shares, with a weighted average exercise price of $12.23 that expire in 2012, and 9,000 restricted share units that expire in 2012, all of which options and RSUs were granted under our 2003 Amended and Restated Equity Incentive Plan. In May 2007, we also granted to our directors and executive officers options to purchase an aggregate of 1,050,000 of EZchip Technologies’ ordinary shares at a price per share of $0.40 that expire in 2011, under the EZchip Technologies 2003 Section 102 Share Option Plan. These options were granted as part of a one-time stock option allocation to veteran employees of EZchip Technologies, in replacement of options previously granted to such employees that expired in 2007 after a seven year term, and have the same exercise price as the expired options. See Item 6E. “Directors, Senior Management and Employees – Share Ownership – Equity Incentive Plans.”

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

Directors’ Service Contracts

        We do not have any service contracts with our directors, except for the $3,000 monthly fee we pay to Mr. Benny Hanigal commencing January 1, 2008 in connection with his services as Chairman of our Board of Directors, as approved by our 2007 annual general meeting of shareholders. Prior to that date and from December 2006, Mr, Hanigal was paid the same monthly amount for his services as the Chairman of the Board of Directors of EZchip Technologies.

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

        On July 27, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. In practice, we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice with respect to such corporate governance practices:

—	NASDAQ rules regarding the directors nominations process, which require that director nominees be selected, or recommended for the board of directors, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors. Under Israeli law and practice our directors are recommended by our board of directors for election by our shareholders.

—	NASDAQ rules regarding compensation of executive officers, which require that the compensation of the chief executive officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions, unless otherwise provided in the articles of association. Our articles of association do not provide otherwise. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both audit committee and board of directors approval. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the shareholders that have no personal interest in the transaction voting on the matter, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company.

D.	EMPLOYEES

        As of March 27, 2008, we had 113 employees. The following table presents the number of our employees categorized by activity as of December 31:

	As of December 31,
	2005	2006	2007

Operations	5	8	8
Research and development	59	72	81
Sales and marketing	11	13	13
General and administrative	7	7	8

Total (1)	82	100	110

        The following table presents the number of our employees categorized by geographic location as of December 31:

	As of December 31,
	2005	2006	2007

Israel (1)	76	92	103
United States	6	7	6
China	--	1	1

Total	82	100	110

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

Beneficial Ownership of Executive Officers and Directors

        None of our directors and executive officers holds more than 1% of our outstanding shares, other than Eli Fruchter, a member of our Board of Directors and President and Chief Executive Officer of EZchip Technologies. For Mr. Fruchter’s holdings, see Item 7A “Major Shareholders and Related Party Transactions – Major Shareholders.”

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

Equity Incentive Plans

EZchip Semiconductor Equity Incentive Plans

        2003 Amended and Restated Equity Incentive Plan. On October 2003, EZchip Semiconductor adopted the 2003 Israeli Share Option Plan. The plan was amended in December 2006 and further amended in December 2007. The plan was renamed the 2003 Amended and Restated Equity Incentive Plan, or the 2003 Israel Plan. Up to 1,770,000 ordinary shares may be granted under the 2003 Israel Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan. The 2003 Israel Plan is administered by the Board of Directors, or a committee of the Board that is delegated authority to act as the administrator. The administrator has broad discretion, subject to certain limitations, to determine the persons entitled to receive awards, the terms and conditions on which awards are granted and the number of shares subject to each award granted. Under the 2003 Israel Plan, we may grant restricted share units, or RSUs, and options to purchase our ordinary shares to Israeli employees, directors, consultants, advisers and service providers of our company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive awards under the 2003 Israel Plan are afforded certain tax benefits (excluding our controlling shareholders or those who are not our employees or directors). We have elected the benefits available under the “capital gains” alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the awards in the name of a trustee for each of the employees who is granted awards. Each award, and any ordinary shares acquired upon the exercise of the award, must be held by the trustee for a period of 24 months . The 2003 Israel Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant. Awards granted under the 2003 Israel Plan are generally exercisable over four years. Awards that are not exercised will become available for further grant by the Board under the 2003 Israel Plan. In addition, pursuant to amendment to the 2003 Israel Plan approved by our shareholders in December 2007, on January 1st of each year, commencing January 1, 2009, to the extent the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan on such date is less than 4% of the number of ordinary shares issued and outstanding on such date, the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan will automatically increase on such date to equal 4% of the number of ordinary shares issued and outstanding on such date.

        As of December 31, 2007, there were options to purchase an aggregate of 86,000 ordinary shares outstanding under the 2003 Israel Plan. All of these options were exercisable at an weighted average exercise price of $11.9 per share. In addition, as of December 31, 2007, there were 29,250 RSUs outstanding under the 2003 Israel Plan.

        EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan. On December 27, 2007, EZchip Semiconductor adopted the 2007 U.S. Equity Incentive Plan, or the 2007 U.S. Plan. Up to 500,000 ordinary shares may be granted under the 2007 U.S. Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan. Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan. In general, the exercise price of incentive stock options granted under the 2007 U.S. Plan must be at least equal to 100% of the fair market value of the ordinary shares on the date of grant. If, however, incentive stock options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our share capital or the share capital of any parent or subsidiary of us, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of such incentive stock options must not exceed five years.

        As of December 31, 2007, no awards were granted under the 2007 U.S. Equity Incentive Plan.

EZchip Technologies Option Plans

        Since 2000, EZchip Technologies has granted options to purchase its ordinary shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the 2000 Section 102 Share Option Plan, the 2003 Section 102 Share Option Plan and the 2001 U.S. Stock Option Plan), as an incentive to attract and retain qualified personnel. Under these plans a total of 16,500,000 ordinary shares of EZchip Technologies were reserved and authorized for issuance. Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant. The options generally expire seven to ten years from the date of the grant, and are non-transferable, except under the laws of succession.

        Following our acquisition of substantially all of EZchip Technologies’ shares, we discontinued our practice of granting EZchip Technologies employees options to purchase shares of EZchip Technologies pursuant to the EZchip Technologies’ option plans. Instead, all future incentive awards to EZchip Technologies employees will consist of options or restricted share units to purchase ordinary shares of our company.

        As of December 31, 2007, there were outstanding options to purchase ordinary shares of EZchip Technologies representing approximately 9.9% of the share capital of EZchip Technologies on an as converted and fully diluted basis. Approximately 21% of these options were held by directors and officers of our company. During 2007, we purchased from employees and former employees of EZchip Technologies approximately 4,374,458 ordinary shares of issued upon exercise of employee stock options for approximately $14.2 million, net of the exercise prices paid by the employees and former employees.

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

Name	Number of Shares(1)	Percent

JK&B Capital (2)	2,589,611	11.1%
The Goldman Sachs Group, Inc. (3)	2,422,230	10.4%
Eli Fruchter (4)	616,957	2.6%
All directors and executive officers as a group (8 persons)(5)	666,957	2.9%

(1)	The number of ordinary shares beneficially owned includes the shares issuable pursuant to options and restricted share units that are exercisable within 60 days of the date of this table. Shares issuable pursuant to such options or restricted share units are deemed outstanding for computing the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.

(2)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 8, 2008 and other information available to the company. The aggregate number of shares includes 2,563,715 ordinary shares beneficially held by JK&B Shalom II, LLC and 25,896 ordinary shares beneficially held by JK&B Capital III, Civil Law Partnership. JK&B Shalom II, LLC is a Delaware Limited Liability Company. JK&B Capital, LLC is the manager of JK&B Shalom II, LLC, and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Shalom II, LLC. David Kronfeld is the manager of JK&B Capital, LLC and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Shalom II, LLC. JK&B Capital III, Civil Law Partnership, is a German civil law partnership. JK&B Capital, LLC is the managing partner of JK&B Capital III, Civil Law Partnership and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Capital III, Civil Law Partnership. David Kronfeld is the manager of JK&B Capital, LLC and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Capital III, Civil Law Partnership. The address for each of JK&B Shalom II, LLC, JK&B Capital III, Civil Law Partnership, JK&B Capital, LLC and David Kronfeld is Two Prudential Plaza, 180 N. Stetson Avenue, Suite 4500, Chicago, Illinois 60601. Each of JK&B Shalom II, LLC, JK&B Capital III, Civil Law Partnership, JK&B Capital, LLC and David Kronfeld disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

(3)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 9, 2008 and other information available to the company. The aggregate number of shares includes 248,830 ordinary shares beneficially held by The Goldman Sachs Group, Inc., 124,415 ordinary shares beneficially held by GS EZC Employee Holdings, L.L.C., 2,015,364 ordinary shares beneficially held by GS PEP Tech EZC Holdings, L.L.C., and 33,621 ordinary shares beneficially held by GS PEP 1999 Direct EZC Holdings, L.L.C. The Goldman Sachs Group, Inc. is a reporting company under the Securities Exchange Act of 1934. The managing member of each of GS EZC Employee Holdings, L.L.C, GS PEP Tech EZC Holdings, L.L.C. and GS PEP 1999 Direct EZC Holdings, L.L.C. (collectively, the “GS Funds”) are wholly owned subsidiaries of The Goldman Sachs Group, Inc. and as such, The Goldman Sachs Group, Inc. has voting and investment control over the shares held by the GS Funds. The 248,830 ordinary shares shown above as held by The Goldman Sachs Group, Inc. do not include the shares held by the GS Funds. The Goldman Sachs Group Inc. disclaims beneficial ownership of the shares held by the GS Funds, except to the extent of their pecuniary interest in such shares. The address for each of the GS Funds is 85 Broad Street, New York, New York 10004.

(4)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2007 and other information available to the company. The address for Mr. Fruchter is c/o EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.

(5)	As of March 27, 2008 all directors and executive officers as a group (eight persons) held options to purchase an aggregate of 41,000 ordinary shares and 9,000 RSUs exercisable within 60 days of the date of the table into at a weighted average exercise price of $11.6. The options and RSUs expire between January 2012 and October 2013

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

        JK&B Capital and The Goldman Sachs Group. On January 22, 2008, we issued an aggregate of 5,011,841 of our ordinary shares to The Goldman Sachs Group, Inc. and three of its affiliates and to JK&B Shalom II LLC and JK&B Capital III, Civil Law Partnership in exchange for the EZchip Technologies shares previously held by them. The ordinary shares were issued pursuant to an exchange right agreement EZchip Semiconductor entered into with these shareholders. See Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

        Exchange Right Agreement. In May 2003, we executed an exchange right agreement with all of EZchip Technologies’ major shareholders. Pursuant to the agreement, EZchip Technologies’ four major shareholders were granted the right to exchange all their shares in EZchip Technologies for our ordinary shares, subject to the fulfillment of certain conditions (as fully described in Note 3 to our consolidated financial statements). The exchange ratio was calculated according to a formula determined by the parties, and applied to all series of EZchip Technologies’ shares without regard to any preferences of such shares. On December 22, 2006, we issued 3,521,566 of our ordinary shares to funds affiliated with two of the major shareholders, Star Ventures and BlueRun Ventures (formerly known as Nokia Venture Partners), in exchange for their shares of EZchip Technologies. On January 22, 2008, we issued 5,011,841 of our ordinary shares to funds affiliated with the other two major shareholders, JK&B Capital and The Goldman Sachs Group, in exchange for their shares of EZchip Technologies.

        Financing. In July 2005, The Goldman Sachs Group, Inc., JK&B Capital and their respective affiliates invested an aggregate of $1.8 million in our EZchip Technologies subsidiary in exchange for preferred shares of EZchip Technologies. These preferred shares were included in the EZchip Technologies shares exchanged on January 22, 2008, as described above under “Exchange Right Agreement.”

        Directors and Observers. Until December 3, 2007, Mr. Robert Humes, a Member of JK&B Capital L.L.C., served as director of EZchip Technologies, and Ms. Constance Capone, a Member of JK&B Capital L.L.C., served as director of our subsidiary EZchip Inc. and as an observer to the board of directors of EZchip Technologies. Mr. Humes and Ms. Capone were appointed to such positions pursuant to appointment rights granted under EZchip Technologies’ articles of association. On December 3, 2007, Mr. Humes and Ms. Capone resigned from such positions.

        Until December 5, 2007, Ms. Julia Feldman, a Vice President of Goldman, Sachs & Co., served as an observer to the board of directors of our subsidiary EZchip Technologies. Ms. Feldman was appointed to such position pursuant to appointment rights granted under EZchip Technologies’ articles of association. On December 5, 2007, Ms. Feldman resigned from such position.

        Repurchase of EZchip Technologies Shares. During 2007, we purchased from employees and former employees of EZchip Technologies an aggregate of approximately 4,374,458 ordinary shares of EZchip Technologies that had been issued upon exercise of employee stock options for a net aggregate amount of approximately $14.2 million, including 1,306,903 ordinary shares of EZchip Technologies from our directors and executive officers.

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

Purposes and Objects of the Company

        We are a public company registered under the Israel Companies Law as EZchip Semiconductor Ltd., registration number 52-003806-8. The objective stated in our memorandum of association is to engage in any lawful activity.

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

        On April 29, 2004, EZchip Technologies and eSilicon Corporation, or eSilicon, entered into a Master ASIC Services Agreement. Under the agreement, eSilicon agreed to perform, or cause to be performed on its behalf by an agreed upon party, at the request of EZchip Technologies, various ASIC (Application Specific Integrated Circuits) services and manufacture certain ASIC products for EZchip Technologies. eSilicon agreed to use commercially reasonable efforts to furnish the services and develop and deliver the deliverables specified in any order issued by EZchip Technologies under a project proposal determined by the parties under the agreement. Currently, eSilicon manufactures our NP-2 network processor. The agreement is for an initial term of three years, unless terminated earlier in accordance with its term, and will automatically renew for an additional one year term following the initial term and each renewal term thereafter, unless terminated by either party upon 90 days notice prior to the date of the automatic renewal. This summary is qualified in its entirety by the text of the agreement, which is filed as an exhibit to this Annual Report.

        On January 1, 2007, EZchip Technologies and Juniper Networks entered into an Agreement for Purchase and Sale of Goods. Under the agreement, we agreed to supply to Juniper Networks our network processors for incorporation in Juniper Networks network equipment products and components upon orders issued by Juniper Networks or its affiliates. Currently, we supply Juniper Networks with our NP-2 network processor. The agreement is for an initial term of three years, unless terminated earlier in accordance with its term, and will automatically be extended for successive two year terms, unless terminated by either party upon prior notice in accordance with its terms. The agreement does not provide for any minimum purchase orders by Juniper Networks. For the years ended December 31, 2006 and 2007, Juniper Networks paid us under the agreement $1.6 million and $8.1 million, respectively. This summary is qualified in its entirety by the text of the agreement, which is filed as an exhibit to this Annual Report.

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

Law for the Encouragement of Capital Investments, 1959

        EZchip Technologies’ facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the “Investment Law”. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise and Privileged Enterprise. Until 2005, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

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

        Currently we have one Approved Enterprise program under the Investment Law. The Approved Enterprise is under the alternative benefits program and in this case, the tax benefits period for this program has not yet begun. Income derived from this alternative benefit program is exempt from tax for a period of ten years, starting in the first year in which we generate taxable income from the approved enterprise, subject to certain conditions. As mentioned above the year’s limitation does not apply to the exemption period. In addition, during 2006 EZchip Technologies applied to the tax authorities to qualify for benefits as a Privileged Enterprise under the Investment Law, as amended, with 2006 as the election year for the program. We and EZchip Technologies intend to continue to elect our investments in productive assets as Privileged Enterprise programs, but we cannot assure you that we will do so or that we will be successful. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

        The benefits available to an Approved/Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If EZchip Technologies does not fulfill these conditions in whole or in part, the benefits can be cancelled and it may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that EZchip Technologies’ Approved Enterprise program currently operates in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

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

Law for the Encouragement of Industry (Taxes), 1969

        We believe that EZchip Technologies currently qualifies as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the Industrial Encouragement Law). The Industrial Encouragement Law defines an Industrial Company as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following summary sets forth the material U. S. federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares (“U.S. Shareholders”): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations, or other entities taxable as corporations for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) estates, the income of which is subject to U. S. federal income taxation regardless of its source; and (iv) trusts, if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the U. S. Internal Revenue Code of 1986, as amended, or the Code, U. S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report, and all of which are subject to change either prospectively or retroactively. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets for U.S. federal income tax purposes and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers and tax-exempt organizations, (c) U.S. Shareholders owning, directly or by attribution, 10% or more of EZchip Semiconductor’s outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, or appreciated financial position, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-U.S. tax law.

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

Distributions Paid on the Ordinary Shares

        Subject to the discussion of the passive foreign investment company rules below, a U.S. Shareholder generally will be required to include in gross income as dividend income, the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the EZchip Semiconductor’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. Shareholder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars on that day. A U.S. Shareholder generally will recognize foreign currency gain or loss (which is treated as ordinary income or loss from sources within the United States) upon the subsequent disposition of the NIS.

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

        Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) EZchip Semiconductor is entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that EZchip Semiconductor is entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

        We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. As a “foreign private issuer,” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of the ordinary shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters. We post our Annual Report on Form 20-F on our Website (www.ezchip.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

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

Exchange Rate Risk Management

        Our functional currency and that of EZchip Technologies is the dollar. Accordingly, we attempt to protect ourselves against exposure arising from the difference between assets and liabilities in NIS and the dollar, or “Balance Sheet Exposure.” We strive to limit our exposure through “natural” hedging, i.e., attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible. However, this method of “natural” hedging is not always achievable.

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

        Our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have issued an audit report on the effectiveness of our internal control over financial reporting. The report is included in page F-3 of this Annual Report on Form 20-F/A.

Changes in Internal Control over Financial Reporting

        During the period covered by this Annual Report on Form 20-F/A, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Karen Sarid meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

ITEM 16B.	CODE OF ETHICS

        We have adopted a code of ethics that applies to our principal executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. We undertake to provide without charge, upon request, written copies of the code of ethics. Requests should be addressed to EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel, Attention: Investor Relations. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website. The code of ethics has been posted on our website at. http://www.ezchip.com/Images/pdf/EZchip_Code_of_Business_Conduct_and_Ethics.pdf.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        There were no ordinary shares of EZchip Semiconductor purchased by us or on our behalf or by any affiliated purchaser during 2007.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-51 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Memorandum of Association of the Registrant (1)

1.2	Amended and Restated Articles of Association of the Registrant*

4.1	Ordinary Share Purchase Agreement dated June 22, 2005, among the Registrant and the Investors therein (2)

4.2	EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan (3)

4.3	EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan (4)

4.4	Ordinary Share Purchase Agreement dated August 20, 2007, by and between the Registrant and Mr. J. Cheney (5)

4.5	Ordinary Share Purchase Agreement dated September 3, 2007, by and between the Registrant and Mr. J. Cheney (6)

4.6	Ordinary Share Purchase Agreement dated September 9, 2007, by and between the Registrant and Mr. J. Cheney (7)

4.7	Master ASIC Services Agreement dated April 29, 2004, by and between eSilicon Corporation and EZchip Technologies Ltd.**

4.8	Agreement for Purchase and Sale of Goods dated January 1, 2007, by and between Juniper Networks, Inc. and EZchip Technologies Ltd.**

8.1	List of Subsidiaries

12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Principal Executive Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

15.2	Consent of BDO Ziv Haft Consulting Group

*	Previously filed.
**	Confidential treatment has been requested for the deleted portions of Exhibits 4.7 and 4.8.
(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.
(2)	Filed as Exhibit 4.3 to Amendment No. 3 of the Registrant’s Registration Statement on Form F-3, registration number 333-126416 and incorporated herein by reference.
(3)	Filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.
(4)	Filed as Exhibit to the Registrant’s Form 6-K, dated December 3, 2007, and incorporated herein by reference.
(5)	Filed as Exhibit to the Registrant’s Form 6-K, dated August 21, 2007, and incorporated herein by reference.
(6)	Filed as Exhibit to the Registrant’s Form 6-K, dated September 4, 2007, and incorporated herein by reference.
(7)	Filed as Exhibit to the Registrant’s Form 6-K, dated September 10, 2007, and incorporated herein by reference.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.)

        We have audited the accompanying consolidated balance sheets of EZchip Semiconductor Ltd. (formerly LanOptics Ltd.) (“the Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        As discussed in Notes 2p and 2n to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” and the provisions of Statement of Financial Accounting Standard Interpretation No. 48 “Accounting for Uncertainty In Income Taxes” , effective January 1, 2006 and 2007, respectively.

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

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
March 27, 2008	A Member of Ernst & Young Global
Except for note 3k as to which the date is September 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.)

        We have audited EZchip Semiconductor Ltd. (formerly LanOptics Ltd.) ("the Company") and its subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

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

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 27, 2008 except for note 3k as to which the date is September 17, 2008 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
March 27, 2008	A Member of Ernst & Young Global

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$31,472	$12,186
Marketable securities	4	11,156	5,472
Trade receivables (net of allowance for doubtful accounts of $40
and $48 as of December 31, 2007 and 2006, respectively).		2,877	1,706
Other accounts receivable and prepaid expenses	5	1,180	683
Inventories	6	3,109	3,489

Total current assets		49,794	23,536

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net	7	148	290
Severance pay fund		2,640	1,951

Total long-term investments		2,788	2,241

PROPERTY AND EQUIPMENT, NET	8	394	352

INTANGIBLE ASSETS, NET	9	2,736	3,633

GOODWILL	10	49,533	36,531

Total assets		$105,245	$66,293

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2007	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$254	$1,017
Other accounts payable and accrued expenses	11	3,524	3,092

Total current liabilities		3,778	4,109

LONG-TERM LIABILITIES:
Long-term loan, net	12	--	3,337
Accrued severance pay		3,272	2,464

Total long-term liabilities		3,272	5,801

EMPLOYEE STOCK OPTIONS IN EZCHIP TECHNOLOGIES	15	2,141	557

PREFERRED SHARES IN EZCHIP TECHNOLOGIES	2j, 15	23,770	23,770

COMMITMENTS AND CONTINGENT LIABILITIES	13

SHAREHOLDERS' EQUITY:
Share capital
Ordinary Shares of NIS 0.02 par value -	14
Authorized: 50,000,000 and 30,000,000 shares at December 31, 2007 and 2006, respectively;
Issued and outstanding: 18,312,245 and 15,669,593 shares at
December 31, 2007 and 2006, respectively		106	93
Additional paid-in capital		162,233	117,716
Accumulated other comprehensive loss		(11)	(19)
Accumulated deficit		(90,044)	(85,734)

Total shareholders' equity		72,284	32,056

Total liabilities and shareholders' equity		$105,245	$66,293

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2007	2006	2005

Revenues	17	$19,488	$8,469	$5,848
Costs of revenues (1),		8,032	3,664	2,350
Amortization of existing technology		1,208	360	291

Gross profit		10,248	4,445	3,207

Operating expenses:
Research and development (net of grants and
participations in the amount of $2,122, $1,003 and
$0 for the years ended December 31, 2007, 2006 and
2005, respectively )(2)		8,529	8,402	8,215
In-process research and development charge		396	2,033	1,475
Selling and marketing (3)		3,269	2,735	2,245
General and administrative (4)		2,658	1,560	1,398

Total operating expenses		14,852	14,730	13,333

Operating loss		(4,604)	(10,285)	(10,126)
Financial and other income (expenses), net	18	71	(2,204)	(312)

Loss before minority interest		(4,533)	(12,489)	(10,438)

Minority interest in losses of EZchip Technologies		445	172	206

Net loss before cumulative effect of change in
accounting principle		(4,088)	(12,317)	(10,232)

Cumulative effect of change in accounting principle	2k	--	--	(115)

Net loss basic and diluted		$(4,088)	$(12,317)	$(10,347)

Net loss per share before cumulative effect of change
in accounting principle		$(0.25)	$(1.05)	$(0.92)

Net loss per share		$(0.25)	$(1.05)	$(0.93)

Weighted average number of Ordinary Shares used in
computing net loss per share		16,533,369	11,745,171	11,156,250

(1)	Includes equity-based compensation expense in the amount of $32 and $8 for the years ended December 31, 2007 and 2006, respectively.
(2)	Includes equity-based compensation expense in the amount of $1,212 and $365 for the years ended December 31, 2007 and 2006, respectively.
(3)	Includes equity-based compensation expense in the amount of $321 and $122 for the years ended December 31, 2007 and 2006, respectively.
(4)	Includes equity-based compensation expense in the amount of $893 and $114 for the years ended December 31, 2007 and 2006, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Ordinary Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity (deficiency)

Balance as of January 1, 2005	10,626,285	$70	$53,193	$(84)	$(63,070)		$(9,891)

Issuance of shares, net of issuance cost of $11	1,006,486	5	7,951	--	--		7,956
Exercise of stock options	1,000	*) --	3	--	--		3
Equity based compensation	--	--	38	--	--		38
Comprehensive loss:
Unrealized gains on available-for-sale securities	--	--	--	48	--	48	48
Net loss	--	--	--	--	(10,347)	(10,347)	(10,347)

Total comprehensive loss						(10,299)

Balance as of December 31, 2005	11,633,771	75	61,185	(36)	(73,417)		(12,193)

Issuance of shares, net of issuance cost of $43	3,878,235	18	55,612	--	--		55,630
Exercise of stock options	157,587	*) --	867	--	--		867
Equity based compensation	--	--	52	--	--		52
Comprehensive loss:
Unrealized gains on available-for-sale securities	--	--	--	17	--	17	17
Net loss	--	--	--	--	(12,317)	(12,317)	(12,317)

Total comprehensive loss						(12,300)

Balance as of December 31, 2006	15,669,593	93	117,716	(19)	(85,734)		32,056
Issuance of shares, net of issuance cost of $150	2,500,000	12	43,465	--	--		43,477
Exercise of stock options	142,652	1	623	--	--		624
Equity based compensation	--	--	429	--	--		429
Comprehensive loss:
Unrealized gains on available-for-sale securities	--	--	--	8	--	8	8
Cumulative effect of change in accounting for
uncertainties in income taxes (FIN 48 - See note 2n)	--	--	--	--	(222)	--	(222)
Net loss	--	--	--	--	(4,088)	(4,088)	(4,088)

Total comprehensive loss						$(4,080)

Balance as of December 31, 2007	18,312,245	$106	$162,233	$(11)	$(90,044)		$72,284

*) Less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

Cash flows from operating activities:
Net loss	$(4,088)	$(12,317)	$(10,347)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,655	682	625
In-process research and development charge	396	2,033	1,475
Interest and amortization of premium/discount/accretion of
marketable securities	(82)	(85)	152
Accrued interest and revaluation to fair value of Redeemable
Preferred Shares in EZchip Technologies	--	2,649	890
Accrued severance pay, net	119	87	(70)
Amortization of discount on long-term loan	663	80	--
Stock-based compensation related to options granted to employees
in the Company and EZchip Technologies	2,458	609	38
Minority interest in losses of EZchip Technologies	(445)	(172)	(206)
Capital gain from sale of property and equipment	--	--	(3)
Realized loss related to sale of marketable securities	--	--	9
Cumulative effect of change in accounting principle	--	--	115
Change in fair value of warrants to Redeemable Preferred Shares	--	(9)	(9)
Increase in trade receivables, net	(1,218)	(775)	(151)
Write down of bad debt	47	--	--
Decrease (increase) in other accounts receivable and prepaid
expenses	(497)	(383)	403
Decrease (increase) in inventory	415	(1,391)	(819)
Increase (decrease) in trade payables	(763)	680	(518)
Increase (decrease) in other accounts payable and accrued
expenses	210	1,176	(562)

Net cash used in operating activities	(1,130)	(7,136)	(8,978)

Cash flows from investing activities:
Investment in marketable securities	(6,613)	(5,471)	--
Proceeds from sale and redemption of marketable securities	1,019	5,495	6,566
Purchase of property and equipment	(309)	(231)	(217)
Proceeds from sale of property and equipment	1	--	14

Net cash provided by (used in) investing activities	$(5,902)	$(207)	$6,363

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

Cash flows from financing activities:
Issuance of shares, net	$25,590	$--	$(11)
Issuance of Redeemable Preferred Shares in EZchip Technologies, net	--	--	3,028
Proceeds from exercise of options	624	867	3
Proceeds from exercise of options in EZchip Technologies	445	172	206
Proceeds from exercise of options in EZchip Technologies in
connection with Share Purchase transaction	3,659	--	--
Proceeds from exercise of warrants to Redeemable Preferred Shares in
EZchip Technologies	--	375	--
Proceeds from long-term loan	--	4,000	--
Repayment of long-term loan	(4,000)	--	--

Net cash provided by financing activities	26,318	5,414	3,226

Increase (decrease) in cash and cash equivalents	19,286	(1,929)	611
Cash and cash equivalents at the beginning of the year	12,186	14,115	13,504

Cash and cash equivalents at the end of the year	$31,472	$12,186	$14,115

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest on long term loan	$272	$110	$--

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

a. Non-cash activities:

EZchip Technologies shares acquisition (see Notes 3g & 3h):
EZchip Technologies' tangible assets acquired by the Company	4,138	18,808	1,142
Intangible assets acquired:
Existing technology	205	2,752	517
Backlog	6	240	--
Customer base	140	141	--
Goodwill	13,002	31,698	4,833
In-process research and development	396	2,033	1,475

Value of shares acquired	$17,887	$55,672	$7,967

Reclassification of Redeemable Preferred Shares to Preferred Shares
in EZchip Technologies upon shares acquisition transaction (see
Note 3h)	$--	$9,983	$--

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

a.	EZchip Semiconductor Ltd. (formerly LanOptics Ltd.) (“the Company”) was incorporated as a limited liability company under the laws of the State of Israel in 1989.

On July 22, 2008, the Company changed its name from LanOptics Ltd. to EZchip Semiconductor Ltd. The Company’s business consists exclusively of the business of its subsidiary, EZchip Technologies Ltd. (“EZchip Technologies”), a company that is engaged in the development and marketing of Ethernet network processors for networking equipment.

EZchip Technologies is a fabless semiconductor company that provides Ethernet network processors. EZchip Technologies provides its customers with solutions that scale from 1-Gigabit to 100-Gigabit per second with a common architecture and software across all products. EZchip Technologies’ network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks.

EZchip Technologies was established in December 1999 as a wholly-owned subsidiary of the Company. Over the years EZchip Technologies raised funds from third party investors while diluting the Company’s holding. As of December 31, 2007, the Company held 78.5% of EZchip Technologies’ shares and voting rights (see also Note 19). As of January 22, 2008, the Company owns all the outstanding Redeemable Preferred Shares (see Note 19). During 2001, EZchip Technologies established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing and selling of EZchip Technologies’products.

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

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

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar. Most of the revenues are denominated and earned in U.S. dollars, and most purchases of materials and components are made in U.S. dollars, Financing and investing activities, including equity transactions and cash investments, are made in U.S. dollars and most of its assets are denominated in U.S. dollars. Thus, the functional and reporting currency of the Company and EZchip Technologies is the U.S. dollar.

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

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

j.	Preferred Shares in EZchip Technologies:

Until December 31, 2005, investments by third parties in Redeemable Preferred Shares and in Preferred Shares in EZchip Technologies were presented as two separate components in the balance sheet. Following the acquisition of certain EZchip Technologies shares by the Company on December 22, 2006 (see also Notes 3e and 3h), the Redeemable Preferred Shares were classified as Preferred Shares in the EZchip Technologies account

Redeemable Preferred Shares in EZchip Technologies may be redeemed at the request of the majority holders of such shares after March 2007 (four years after the original issuance date), at a price per share equal to the greater of (a) the original per share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% coupon interest compounded annually or (b) the fair market value of such shares.

Through December 22, 2006, the date on which the Company acquired certain EZchip Technologies shares (see Note 3h), the Redeemable Preferred Shares balances included an accrual reflecting the higher of (a) or (b) above. The total accretion for the years ended December 31, 2007, 2006 and 2005, were $0, $2,649 and $890, respectively. Following the previously mentioned acquisition of EZchip Technologies shares, the Company stopped the accretion to redemption value since the Company acquired the majority of the Redeemable Preferred Shares and as such, the redemption right was within the control of the Company (see Note 3e). As of January 22, 2008, the Company owns all the outstanding Redeemable Preferred Shares (see Note 19).

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

k.	Warrants to Redeemable Preferred Shares in EZchip Technologies:

In April 2003, EZchip Technologies granted a warrant to purchase Preferred C Shares in connection with a Loan Agreement with a third party. The loan was repaid in August 2004. This warrant was exercised and the underlying Preferred C Shares were purchased by the Company on December 22, 2006 (see Note 3h).

EZchip Technologies accounted for the warrant in accordance with FASB Staff Position FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (FSP FAS-150-5). Under FSP FAS-150-5 the warrant was classified as a liability and carried at its fair value. The guidance of this FSP was applied in the first interim period beginning after June 30, 2005 and resulted in a cumulative affect of a change in accounting principles of $115.

Changes in fair value of the warrant was charged to the statements of operations in each reporting period. The fair value of the warrants was determined using the “Black –Scholes” option pricing model, with the following assumptions as of December 22, 2006 and December 31, 2005: risk free interest rate of 4.1% and 3.72%, dividend yield of 0%, expected life of between 5.0 to 5.75 years and expected volatility of 80%. The computation of expected volatility was based on realized historical stock price volatility of peer companies. As of December 31, 2006 and 2005 the Company recorded income related to the change in fair value of the warrant in the amount of $9 each year.

l.	Research and development costs:

Research and development costs net of participation and grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the “OCS”) are charged to expenses as incurred.

m.	Severance pay:

The liability of the Company and EZchip Technologies for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and is presented on an undiscounted basis. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The liability for all of the employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2007, 2006 and 2005 were $407, $329 and $225, respectively.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Accounting for stock based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”(“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation”(“SFAS No. 123”). Pursuant to these accounting standards, the Company recorded deferred compensation for stock options granted to employees at the date of grant equal to the excess of the market value of the underlying shares at that date over the exercise price of the options. Furthermore, when terms of options granted were modified, the Company accounted for the modifications as an exchange of the original award, resulting in additional compensation expenses based on the differences between the fair value of the new award and the original award immediately before modification and in accordance with SFAS No 123.

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

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

Pro Forma Information under SFAS 123 (R)

The following table illustrates the assumptions that had been used in calculating the fair value for options granted to EZchip Technologies’ employees in 2005. These options are amortized over their vesting period and their fair value was estimated at the date of grant using the Black-Scholes pricing model:

Year ended December 31,
2005

Dividend yield	0%
Expected volatility	80%
Risk-free interest	4.28%
Expected life of up to	6 years

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No.123 to options granted under the Company’s and EZchip Technologies’ stock options plans in all periods presented:

Year ended December 31,
2005

Net loss as reported	$(10,347)
Add: stock-based employee compensation expense determined
under fair value based method	(568)
Deduct: stock-based employee compensation expense included
in reported net loss	38

Pro forma net loss	$(10,877)

Net loss per share, as reported	$(0.93)

Pro forma net loss per share	$(0.98)

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

q.	Revenue recognition:

The Company generates its revenues mainly from sales of network processors chips and to a lesser extent from the sales of network-processor based systems, software tools and maintenance and support services, through EZchip Technologies and its wholly owned subsidiary EZchip Inc.

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

u.	Royalty-bearing grants:

Royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the “OCS”) for funding approved research and development projects are recognized at the time EZchip Technologies is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. Research and development grants recognized in 2007, 2006 and 2005 amounted to $2,122, $1,003 and $0, respectively.

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

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

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, “Share-Based Payment”. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified”method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), “Share-Based Payment”. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Impact of recently issued accounting standards (cont.):

4.	SFAS No. 141(R)

In December 2007, the FASB issued SFAS 141(R), Business Combinations. This Statement replaces SFAS 141, Business Combinations, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions. As such the adoption of the provisions of FAS 141R is not expected to impact the company’s consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:	–	INVESTMENT IN EZCHIP TECHNOLOGIES

a.	In March 2003, EZchip Technologies issued to the Company and to third parties 16,542,267 Series C Redeemable Preferred Shares, in consideration of $13,500. The net amount of $10,928, which was invested by third parties, was recorded as Redeemable Preferred Shares in EZchip Technologies.

b.	In March 2004, EZchip Technologies issued an additional 9,802,825 Series C Redeemable Preferred Shares to the Company and to third parties, for a total consideration of $8,000. The net amount of $2,563, which was invested by third parties, was recorded as Redeemable Preferred Shares in EZchip Technologies.

c.	In July 2005, EZchip Technologies issued an additional 12,253,531 Series C Redeemable Preferred Shares to the Company and to third parties, for a total consideration of $10,000. The net amount of $3,028, which was invested by third parties, was recorded as Redeemable Preferred Shares in EZchip Technologies.

d.	In August 2006, EZchip Technologies issued an additional 910,000 Series C Redeemable Preferred Shares to third parties in connection with a loan (see Note 12). The fair value of the shares was recorded as Redeemable Preferred Shares in EZchip Technologies.

e.	Pursuant to the terms of the Series C Redeemable Preferred Shares, after March 2007, holders of majority of the shares of Series C Redeemable Preferred Shares of EZchip Technologies may request redemption of the shares. If redemption is requested, the shares are to be redeemed at a price per share equal to the greater of (a) the original Series C Redeemable Preferred Share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% coupon interest compounded annually or (b) the fair market value of such shares. Following the Company’s acquisitions of 9,524,388 Series C Redeemable Preferred Shares on June 23, 2005 and on December 22, 2006 (see Note 3h), the Company held a majority of the outstanding Series C Redeemable Preferred Shares. As a result, a redemption request could not have been delivered to EZchip Technologies without the consent of the Company after December 22, 2006.

On January 22, 2008, the Company acquired the remaining outstanding Series C Redeemable Preferred Shares, and currently holds all the outstanding Series C Redeemable Preferred Shares (see Note 19).

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:	–	INVESTMENT IN EZCHIP TECHNOLOGIES (CONT.)

f.	In May 2003, the Company executed an agreement with the four largest minority shareholders of EZchip Technologies, pursuant to which the Company offered them the right to exchange all their shares in EZchip Technologies for Ordinary Shares of the Company. The exchange right was contingent upon at least two of the shareholders electing to exchange their EZchip Technologies’ shares for Ordinary Shares of the company in accordance with the agreed terms.

On December 22, 2006, two of the four shareholders exercised their right to exchange their EZchip Technologies shares for the Company’s Ordinary Shares (see Note 3h). On January 22, 2008, the remaining two shareholders exercised their right to exchange their EZchip Technologies shares for the Company’s Ordinary Shares (see Note 19).

g.	On June 23, 2005, the Company acquired 2,378,924 Ordinary Shares, 831,667 Preferred A Shares, 110,619 Preferred B Shares and 245,070 Redeemable Preferred C Shares of EZchip Technologies, in consideration of the issuance of 1,006,486 Ordinary Shares of the Company. The total fair value of the Company Ordinary Shares issued for the acquisition was $7,967 based on the average share prices of the Company Ordinary Shares two days before and two days after the announcement.

h.	Following the election of two Major Shareholders to exchange their Preferred Shares of EZchip Technologies for Company Ordinary Shares, on December 22, 2006, the Company acquired 4,166,666 Preferred A Shares, 1,106,194 Preferred B Shares and 7,909,811 Redeemable Preferred C Shares of EZchip Technologies, in consideration of the issuance of 3,521,566 Ordinary Shares of the Company. On December 22, 2006, the Company also acquired from the Lenders (as described in Note 12 below) 1,369,507 Redeemable Preferred C Shares of EZchip Technologies in consideration of the issuance of 356,669 Ordinary Shares of the Company. The total fair value of the Company Ordinary Shares issued for the acquisition was $55,672 based on the average share prices of the Company Ordinary Shares two days before and two days after the announcement.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:	–	INVESTMENT IN EZCHIP TECHNOLOGIES (CONT.)

i.	In August 2007, the Company offered current and former employees of EZchip Technologies that hold ordinary shares of EZchip Technologies and options to purchase ordinary shares of EZchip Technologies, to purchase a portion of their EZchip Technologies ordinary shares (including those resulting from the exercise of options). As a result, during August and September 2007 (herein the “September 23, 2007” transaction), the Company acquired 4,374,458 ordinary shares of EZchip Technologies for a total consideration of $17,887.

j.	Each of the EZchip Technologies share acquisitions was accounted for according to the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition.

The purchase price allocations are as follows:

Purchase price allocation	September 23, 2007	December 22, 2006	June 23, 2005

EZchip Technologies' tangible assets acquired:	$4,138	$18,808	$1,142
Intangible assets acquired:
In-process research and development (1)	396	2,033	1,475
Existing technology (2)	205	2,752	517
Backlog (3)	6	240	--
Customer base (4)	140	141	--
Goodwill (5)	13,002	31,698	4,833

Total consideration	$17,887	$55,672	$7,967

(1)	The Company recorded a charge of $396 with respect to the September 23, 2007 shares acquisition, a charge of $2,033 with respect to the December 22, 2006 shares acquisition and a charge of $1,475 with respect to the June 23, 2005 shares acquisition, related to in-process research and development for projects which have not yet reached technological feasibility and which have no alternative future use.

(2)	The existing technology is amortized using the straight-line method over its useful life, which is up to 4 years.

(3)	The backlog is amortized according to a shipment schedule, which calls for shipments during 2007.

(4)	The customer base is amortized over its useful life, which is 5 years.

(5)	Goodwill in the amount of $13,002 related to the September 23, 2007 shares acquisition, $31,698 related to the December 22, 2006 shares acquisition and $4,833 related to the June 23, 2005 shares acquisition represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:	–	INVESTMENT IN EZCHIP TECHNOLOGIES (CONT.)

k.	The Company reclassified certain amounts in its cash flows statement for the year ended December 31, 2007 so as to present the 2007 EZchip technologies share acquisition as a non cash activity. In addition , the 2007 cash flows statements was reclassified to present in financing activities only cash inflows arising from issuance of shares (see also note 3i) that were not transferred to the employees of EZchip technologies and the proceeds arising from the exercises of stock options in EZchip technologies by EZchip technologies employees. As a result, the 2007 cash flows statement was reclassified as follows:

	Year ended December 31, 2007
	Before reclassification	After reclassification

Net cash used in investing activities	$(20,130)	$(5,902)
Net cash provided by financing activities	40,546	26,318

A summery of the increase (decrease) in net cash used in investing activities and net cash provided by financing activities is as follows:

Year ended December 31, 2007

Net cash used in investing activities	14,228
Net cash provided by financing activities	(14,228)
$-

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

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

NOTE 5:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2006

Government authorities	$203	$331
Prepaid expenses	235	309
Grants receivable from the OCS	524	--
Others	218	43

Total	$1,180	$683

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	–	INVENTORIES

	December 31,
	2007	2006

Raw materials	$258	$416
Work in progress	107	284
Finished products	2,744	2,789

Total	$3,109	$3,489

NOTE 7:	–	PREPAID DEVELOPMENT AND PRODUCTION COSTS, NET

During 2000, the Company recorded prepaid development and production costs in the amount of $2,134 pursuant to an agreement signed between EZchip Technologies and IBM. According to the agreement, EZchip Technologies issued to IBM fully vested non-forfeitable Ordinary Shares and was also obligated to future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, which consists of the following:

a)	Production: Access to unique semiconductor communications cores and technologies.

b)	Development: IBM agreed to develop specialized high-performance embedded DRAM cores, which meet the requirements of EZchip Technologies’ 10-Gigabit wire-speed processing.

The fair value of these services was measured in accordance with EITF 96-18 “Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) and recorded as an asset in accordance with EITF 00-18 “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees”(“EITF 00-18”).

The Ordinary Shares that were issued were valued in accordance with EZchip Technologies’fair value estimation at the date of this agreement. Accordingly, prepaid costs totaling $2,134 were allocated between prepaid development services of $1,500, and prepaid production services of $634. Development costs were amortized upon achievement of milestones determined in the agreement. As of December 31, 2003 the development costs were fully amortized.

Production costs are included in cost of sales based on quantities produced. The production costs are amortized according to the ratio of units produced and the estimated units to be manufactured.

For the years ended December 31, 2007, 2006 and 2005, amortization expenses related to the production cost amounted to $142, $91 and $95, respectively.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2007	2006

Cost:
Office furniture and equipment	$16	$11
Computers, software and electronic equipment	3,915	3,623
Leasehold improvements	64	57

Total cost	3,995	3,691

Accumulated depreciation:
Office furniture and equipment	3	2
Computers, software and electronic equipment	3,552	3,301
Leasehold improvements	46	36

Total accumulated depreciation	3,601	3,339

Depreciated cost	$394	$352

Depreciation expenses for the years ended December 31, 2007, 2006 and 2005, amounted to $265, $230 and $239, respectively.

NOTE 9:	–	INTANGIBLE ASSETS, NET

	December 31,
	2007	2006

Cost:
Existing technology	$4,677	$4,472
Customer Base	281	141
Backlog	246	240

Total cost	$5,204	$4,853

Accumulated amortization:
Existing technology	2,180	1,219
Customer Base	42	1
Backlog	246	--

Total accumulated amortization	2,468	1,220

Amortized cost	$2,736	$3,633

Amortization expenses for the years ended December 31, 2007, 2006 and 2005, amounted to $1,248, $361 and $291, respectively.

Following is the estimated amortization expenses in respect of identifiable intangible assets:

Year ended December 31,

2008	$909
2009	$908
2010	$838
2011	$54
2012	$27

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:	–	GOODWILL

The following table presents details of the Company's total goodwill:

As of December 31, 2005	$4,833
Goodwill resulted from EZchip Technologies shares
acquisition dated December 22, 2006
(see Notes 3h and 3j)	31,698

As of December 31, 2006	36,531

Goodwill resulted from EZchip Technologies shares
acquisition dated September 23, 2007
(see Notes 3i and 3j)	13,002

As of December 31, 2007	$49,533

NOTE 11:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2007	2006

Employees and payroll accruals	$1,887	$1,507
Accrued expenses	1,502	1,228
Deferred revenues	135	357

	$3,524	$3,092

NOTE 12:	–	LONG-TERM LOAN, NET

In August 2006, EZchip Technologies entered into a Credit Agreement (the “Credit Agreement”) with third parties (the “Lenders”) pursuant to which the Lenders agreed to make a $4,000 line of credit available to EZchip Technologies, which may be increased by an additional $2,000 upon EZchip Technologies’ achievement of certain milestones.

Under the terms of the Credit Agreement, EZchip Technologies was permitted to draw amounts under the line of credit from time to time until August 2007 at which time the drawn and unpaid amount principal was fixed and the revolving line of credit facility became a loan (the “Loan”). In August 2007, the balance of the Loan was $4,000.

The Loan had an annual interest rate of LIBOR+3% for the first two years and LIBOR+4.5% for the third year. The principal of the Loan was required to be repaid in 12 equal monthly payments, commencing August 2008. During October 2007, EZchip Technologies repaid the full Loan amount in an early repayment. According to the Credit Agreement, the Company had a right to settle the loan principal amount in an early repayment.

As part of the Credit Agreement, EZchip Technologies issued to the Lenders 910,000 Series C Redeemable Preferred Shares. The Series C Redeemable Preferred Shares were recorded at fair value and were presented as a discount on the Loan in the amount of $743. The discount on the Loan has been amortized according to the effective interest method as financial expenses over the loan contractual life which is 3 years. Since the Company settled the Loan in an early repayment, the outstanding discount amount was fully amortized at the date of the repayment as a financial expense.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:	–	LONG-TERM LOAN, NET (CONT.)

As a part of this Credit Agreement, EZchip Technologies granted the Lenders a first ranking floating charge on all EZchip Technologies’ present and future tangible and intangible assets and rights to secure the Loan. That floating charge was removed following the early repayment of the Loan.

The 910,000 Series C Redeemable Preferred Shares in EZchip Technologies were acquired by the Company in December 2006, in exchange for Company Ordinary Shares (see Note 3h).

NOTE 13:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

1.	The Company and its subsidiary lease their facilities under operating lease agreements, which will expire in January 2009. The minimum lease payments under non-cancelable operating leases are as follows:

Year ended December 31,

2008	$417
2009	35

$452

In the event the Company will decide to terminate the operating lease agreement, it must provide 90 days prior notice.

EZchip Technologies leases two offices in the U.S. under lease agreement, which it renews every six months for a monthly payment of $6.

Total rent expenses for the Company and for its subsidiaries, for the years ended December 31, 2007, 2006 and 2005, amounted to $420, $420 and $419, respectively.

2.	The Company and EZchip Technologies lease motor vehicles under operating lease agreements, which will expire in 2010. The minimum lease payments under non-cancelable operating leases are as follows:

Year ended December 31,

2008	$601
2009	492
2010	240

$1,333

The Company can terminate the motor vehicle lease agreement before 2010, by compensation of one to three months charges for leasing contracts that are less than three years.

Lease motor vehicles expenses for the years ended December 31, 2007, 2006 and 2005, amounted to $934, $767 and $605, respectively.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 13:	–	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

b.	Royalties commitments:

EZchip Technologies is participating in programs sponsored by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel ("OCS") for the support of research and development activities.

In 2007 and 2006, EZchip Technologies received an approval from the OCS for its participation in its research and development budget. Pursuant to such program, the OCS will participate in 50% of the approved budgets for certain periods ending December 31, 2007.

In connection with the grant, EZchip Technologies is obligated to pay royalties to the OCS calculated at the rate of 4%-4.5% of sales of the products developed with the OCS's participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR.

As of December 31, 2007, the cumulative amount of royalty bearing participations received by EZchip Technologies and the resulting contingent obligation to pay royalties was $2,612.

NOTE 14:	–	SHAREHOLDERS' EQUITY

a.	Company's shares:

1.	As of December 31, 2007, the Company's authorized share capital consists of NIS 1,000,000 divided into 50,000,000 Ordinary Shares, par value NIS 0.02 per share. On December 27, 2007, the share capital of the Company increased by NIS 400,000, or 20,000,000 Ordinary Shares, par value NIS 0.02 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.	During August and September 2007, the Company issued 2,500,000 Ordinary Shares for total consideration of $43,627, less of issuance costs of $150. Part of the proceeds was used to increase the Company's ownership interest in EZchip Technologies (see also Note 3i).

3.	During 2006 and 2005, the Company issued 3,828,235 and 1,006,486 Ordinary Shares, respectively, in connection with the acquisition of EZchip Technologies shares (see also Notes 3g and 3h).

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 14:	–	SHAREHOLDERS' EQUITY (CONT.)

b.	Company's stock option plans:

In October 2003, the Company adopted the 2003 Israeli Share Option Plan. In December 2006 the plan was amended to reflect the possible grants of restricted share units (herein- "RSU") and renamed as the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan (the "2003 Israel Plan"). Up to 1,770,000 Ordinary Shares may be granted under the 2003 Israel Plan, which amount is reduced by three shares for each RSU granted under the plan and by one share for each option granted under the plan. In addition, pursuant to amendment to the 2003 Israel Plan approved by the Company's shareholders in December 2007, on January 1st of each year, commencing January 1, 2009, to the extent the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Israel Plan on such date is less than 4% of the number of Ordinary Shares issued and outstanding on such date, the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Israel Plan will automatically increase on such date to equal 4% of the number of Ordinary Shares issued and outstanding on such date. Awards under the 2003 Israel Plan are issued to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. The 2003 Israel Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant. Awards that will be granted under the 2003 Israel Plan will be generally exercisable over four years. Awards that are not exercised will become available for future grants. As of December 31, 2007 there were 86,000 options and 29,250 restricted share units outstanding under the 2003 Israel Plan.

On December 27, 2007, the Company adopted the 2007 U.S. Equity Incentive Plan (the "2007 U.S. Plan"). Up to 500,000 Ordinary Shares may be granted under the 2007 U.S. Plan, which amount is reduced by three shares for each RSU granted under the plan and by one share for each option that the Company grants under the plan. Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan. As of December 31, 2007, no awards were granted under the 2007 U.S. Equity Incentive Plan.

Transactions related to the grant of options to employees under the above plans during the years ended December 31, 2007, 2006 and 2005, were as follows:

	Year ended December 31,
	2007		2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted Average exercise price

Outstanding at beginning of year	147,652	$4.46	305,239	$5.00	306,239	$4.99

Granted	81,000	$12.23	--	--	--	--
Exercised	(142,652)	$4.37	(157,587)	$5.51	(1,000)	$2.50

Outstanding at end of year	86,000	$11.92	147,652	$4.46	305,239	$5.00

Exercisable options at end of year	41,000	$11.58	147,652	$4.46	295,239	$4.77

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 14:	–	SHAREHOLDERS’ EQUITY (CONT.)

b.	Company’s stock option plans (cont.):

The following table summarizes information relating to awards of restricted shares units. No restricted share units were granted prior to 2007:

	Year ended December 31,
	2007
	Number of shares	Weighted average fair value at grant date

Outstanding at beginning of year	--	$--

Granted	29,250	$15.99
Outstanding at end of year	29,250	$15.99

Exercisable options at end of year	12,000	$12.23

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

The following table illustrates the assumptions that had been used in calculating the fair value for options granted in the Company during 2007. These options are amortized over their vesting period and their fair value was estimated at the date of grant using the Black-Scholes pricing model:

Year ended December 31, 2007

Dividend yield	0%
Expected volatility	60%
Risk-free interest	4.60%
Expected life of up to	3.3 years

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 14:	–	SHAREHOLDERS’ EQUITY (CONT.)

b.	Company’s stock option plans (cont.):

The options outstanding as of December 31, 2007, have been separated by exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life years	Options exercisable as of December 31, 2007

$6.93	5,000	5.9	5,000
$12.23	81,000	4.08	36,000

	86,000	4.18	41,000

NOTE 15:	–	EZCHIP TECHNOLOGIES’ SHARES

a.	EZchip Technologies’ shares

The rights, preferences and restrictions of the shares of EZchip Technologies are as follows:

1.	The Preferred Shares confer on their holders all of the rights conferred by the Ordinary Shares.

2.	Voting rights:

Every holder of Preferred Shares shall have one vote for each Ordinary Share into which the Preferred Shares held by him could be converted.

3.	Conversion:

Each Preferred Share shall be convertible at the option of the holder into EZchip Technologies’ Ordinary Shares on a 1:1 basis subject to adjustment.

The Preferred Shares shall automatically be converted into EZchip Technologies Ordinary Shares on a 1:1 basis, subject to adjustment upon a qualified IPO or by decision of the holders of a majority of the outstanding Preferred Shares at any time.

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 15:	–	EZCHIP TECHNOLOGIES’ SHARES (CONT.)

a.	EZchip Technologies’ shares (cont.):

5.	Anti-dilution:

In the event that at any time after the original issuance date of Preferred A, B and C Shares, EZchip Technologies issues additional shares at a price which reflects a price per share that is lower than the price of the Preferred A or Preferred B or Preferred C Shares, then the conversion price for each Preferred Share shall be adjusted to reflect such price reduction, in accordance with determined formula for each Series of Preferred Shares.

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

At the request of the majority holders of Series C Preferred Shares after four years from the issuance date, EZchip Technologies will be required to redeem the Series C Preferred Shares at a price per share equal to the greater of (a) the original Series C per share issue price plus an amount equal to any accrued and unpaid dividends thereon plus 6% coupon interest compounded annually or (b) the fair market value of such shares. EZchip Technologies will be required to redeem Preferred C Shares subject to approval of a majority of Series C Preferred shareholders.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 15:	–	EZCHIP TECHNOLOGIES’ SHARES (CONT.)

a.	EZchip Technologies’ shares (cont.):

8.	Required consent:

EZchip Technologies’ articles of incorporation require approval by a simple majority of its board of directors or shareholders for certain actions in the ordinary course of business.

The consent of holders of a majority of Series C Preferred Shares shall be required to:

–	Change the rights and terms of the Series C Preferred Shares;

–	Issue any security either senior to or on a parity with the Series C Preferred Shares;

–	Sell or merge EZchip Technologies (or any other corporate reorganization) or sell or exclusively license a substantial portion of its assets;

–	Pay any dividend to or redeem any existing Preferred Shares or Ordinary Shares;

–	Change EZchip Technologies’ by-laws or articles of incorporation.

9.	As of January 22, 2008, the Company owns all the outstanding Preferred Shares of EZchip Technologies and approximately 99 % of the Ordinary Shares of EZchip Technologies (see Note 19).

b.	EZchip Technologies’ stock option plans

Since 2000, EZchip Technologies has granted options to purchase its Ordinary Shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the “2000 Section 102 Share Option Plan”, the “2003 Section 102 Share Option Plan” and the “2001 U.S. Stock Option Plan”), as an incentive to attract and retain qualified personnel. Under these plans a total of 16,500,000 Ordinary Shares of EZchip Technologies were reserved and authorized for issuance. Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant. The options generally expire 7 to 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

Following the acquisition (see also Note 19) by the Company of substantially all of EZchip Technologies’ shares, the Company discontinued its practice of granting EZchip Technologies employees options to purchase shares of EZchip Technologies pursuant to the EZchip Technologies option plans. Instead, all future incentive awards to EZchip Technologies employees will consist of options or restricted share units to purchase Ordinary Shares of the Company.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 15:	–	EZCHIP TECHNOLOGIES’ SHARES (CONT.)

b.	EZchip Technologies’ stock option plans (cont.):

Grants for Twelve Months ended December 31, 2007 in EZchip Technologies:

EZchip Technologies’ retained the service of BDO Ziv Haft Consulting Group, as a third party appraiser, to calculate the fair market value of the ordinary shares’ and other assumptions used in the Black and Scholes Merton valuation model.

The weighted average price as calculated by BDO Ziv Haft Consulting Group, for 2007 and 2006 was $0.76 and $0.75, respectively.

The weighted-average estimated fair value of employee stock options granted in EZchip Technologies during the years ended December 31, 2007 and 2006 as calculated by BDO Ziv Haft Consulting Group, was $0.47, and $0.49, respectively per share using the Black and Scholes model with the following assumptions (annualized percentages):

	Year ended December 31, 2007	Year ended December 31, 2006

Volatility	75%	77.5%-80%
Risk-free interest rate	4.59%-4.77%	4.36-5.04%
Dividend yield	0%	0%
Pre vesting forfeiture rate	1.7%	1.7%

EZchip Technologies used peer companies stock price data for calculating volatility in accordance with SFAS 123(R), allowing exclusive reliance on historical volatility. The Company has no reason to believe that its future volatility for the expected or contractual term is likely to differ from the historical measures. The computation of historical volatility uses a simple average calculation method, a sequential period of historical data at least equal to the expected or contractual term of the employee stock option, and a reasonably sufficient number of price observations are used. As a result of the above-mentioned calculations, the weighted-average volatility used in the model for the year ended December 31, 2007 is 75%.

The risk-free interest is based on the yield from U.S. treasury bonds with an equivalent term in effect on the time of grant. The weighted average interest rate used for the year ended December 31, 2007 was 4.7%.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected life for options granted in EZchip Technologies for the year ended December 31, 2007 is in the range from 2 to 4.7 years.

EZchip Technologies is required to assume a dividend yield as an input in the Black and Scholes model. The dividend yield assumption is based on EZchip Technologies’ historical and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for year ended December 31, 2007 was 0%.

The expected annual pre-vesting forfeiture rate affects the number of exercisable options. Based on EZchip Technologies’ historical experience, the annual pre-vesting forfeiture rate is 1.7%.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 15:	–	EZCHIP TECHNOLOGIES’ SHARES (CONT.)

b.	EZchip Technologies’ stock option plans (cont.):

The following table is a summary of activity for EZchip Technologies’ stock option plans:

	Year ended December 31,
	2007		2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	15,067,880	$0.69	10,208,067	$0.67	10,655,411	$0.67

Granted	2,981,000	$0.43	5,359,000	$0.75	231,500	$0.79
Exercised	(4,947,791)	$0.83	(194,375)	$0.89	(278,750)	$0.72
Forfeited	(3,472,124)	$0.48	(304,812)	$0.80	(400,094)	$0.81

Outstanding at end of year	9,628,965	$0.68	15,067,880	$0.69	10,208,067	$0.67

Exercisable options at end of year	5,727,378	$0.64	9,517,985	$0.76	8,128,806	$0.71

Vested and expected to vest	9,465,273	$0.68	14,811,726	$0.69	10,208,067	$0.67

In May 2007, the Company granted certain employees 2,715,000 fully vested options to purchase ordinary shares of EZchip Technologies to replace fully vested expiring options that were not exercised by such employees prior to their respective expiration dates, bearing the same as the applicable expiring option.

In August 2007, the Company offered current and former employees of EZchip Technologies that held ordinary shares of EZchip Technologies and options to purchase ordinary shares of EZchip Technologies, to purchase a portion of their EZchip Technologies ordinary shares (including those resulting from the exercise of options). As a result, during August and September 2007, current and former employees of EZchip Technologies exercised 4,296,120 options to purchase ordinary shares of EZchip Technologies and the Company acquired an aggregate of 4,374,458 ordinary shares of EZchip Technologies, including 4,296,120 ordinary shares of EZchip Technologies issued upon exercise of options by current and former employees of EZchip Technologies, for a total consideration in the amount of $17,887. See also Note 3i.

As of December 31, 2007, there was $1,652 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted average period of two years.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 15:	–	EZCHIP TECHNOLOGIES’ SHARES (CONT.)

b.	EZchip Technologies’ stock option plans (cont.):

The options outstanding as of December 31, 2007, have been separated into exercise prices as follows:

Exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life years	Options exercisable as of December 31, 2007	Weighted average remaining contractual life years

$0.40	2,532,500	3.34	2,532,500	3.34
$0.72 - $0.78	5,253,531	5.93	1,408,288	6.18
$0.80 - $0.82	1,162,822	6.21	1,106,478	6.17
$1.00	680,112	1.73	680,112	1.73

	9,628,965	4.99	5,727,378	4.39

Weighted average fair values on the date of grant of options granted for the years ended December 31, 2007, 2006 and 2005 were $0.47, $0.49 and $0.44, respectively.

NOTE 16:	–	TAXES ON INCOME

a.	FIN-48:

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

The Company and its subsidiaries file federal and state income tax returns in the U.S. and Israel. The Company and EZchip Technologies (the Israeli subsidiary) may be subject to examination by the Israel tax authorities for fiscal years 2003 through 2007. EZchip Inc. (the U.S. subsidiary) may be subject to examination by the U.S. Internal Revenue Service (“IRS”) for fiscal years 2002 through 2007.

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	–	TAXES ON INCOME (CONT.)

b.	Reduction in Israeli tax rates:

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

In 2000, EZchip Technologies was granted “Approved Enterprise” status under the Law. Generally, “Approved Enterprise” tax benefits, are limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

According to the provisions of the Law, EZchip Technologies has chosen to enjoy the “Alternative Benefits” track and, accordingly, its income from the “Approved Enterprise” is tax-exempt for a period of ten years, commencing in the first year EZchip Technologies has taxable income. The above mentioned year’s limitation does not apply to the exemption period. Due to the reported losses, the benefit period has not commenced. The entitlement to the above benefits is conditional upon EZchip Technologies fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and EZchip Technologies may be required to refund the amount of the benefits, in whole or in part including interest.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	–	TAXES ON INCOME (CONT.)

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”) (cont.):

As of December 31, 2007, management believes that EZchip Technologies is meeting all of the aforementioned conditions.

In the event of a distribution of cash dividends from income that is tax-exempt as mentioned above, EZchip Technologies would have to pay income tax equal to 10% to 25% of the amount distributed.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting EZchip Technologies to taxes only upon the complete liquidation of EZchip Technologies. EZchip Technologies currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business. Should EZchip Technologies derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 will remain subject to the provisions of the law as they were on the date of such approval. Therefore the EZchip Technologies’existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject EZchip Technologies to taxes upon distribution or liquidation and EZchip Technologies may be required to record deferred tax liability with respect to such tax-exempt income.

EZchip Technologies applied during 2006 to the tax authorities to qualify for benefits as a Privileged Enterprise under the Investment Law, as amended, with 2006 as the election year for the program. EZchip Technologies is therefore eligible for a tax exemption for a period of ten years on undistributed Approved Enterprise income. The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years from the first day of the year of election. EZchip Technologies intends to reinvest the entire amount of its tax-exempt income and not to distribute this income as a dividend. As of December 31, 2007, EZchip Technologies did not generate income under the provision of the new law. Furthermore, the Company believes it is in conformity with all the requirements of the new law.

e.	Net operating losses carryforward:

As of December 31, 2007, the tax losses carryforward of the Company and EZchip Technologies amounted to approximately $76,307. These net operating losses may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax-exempt.

The carryforward tax losses through December 31, 2007 of EZchip Technologies’ subsidiary in the U.S. amounted to approximately $3,671. These losses may be offset against any future U.S. taxable income of the U.S. subsidiary for periods of up to 20 years. In light of the U.S. subsidiary’s recent history of operating losses, the Company has recorded a valuation allowance for all its deferred tax assets.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	–	TAXES ON INCOME (CONT.)

e.	Net operating losses carryforward (cont):

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

	December 31,
	2007	2006

Reserves and allowances	$58	$57
Loss carryforward	20,325	16,446

Deferred tax assets before valuation allowance	20,383	16,503
Less - valuation allowance	(20,383)	(16,503)

Net deferred tax assets	$--	$--

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

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Segment information:

The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company’s business.

b.	Total revenues are attributed to geographic areas based on location of the customers.

The following presents total revenues for the years ended December 31, 2007, 2006 and 2005 and long-lived assets as of December 31, 2007, 2006 and 2005:

	2007		2006		2005
	Total revenues	Long-lived assets	Total revenues	Long-lived Assets	Total revenues	Long-lived Assets

Israel	$4,083	$52,809	$1,865	$40,801	$2,414	$6,425
Far East (mainly China)	2,862	--	2,007	--	1,843	--
North America (mainly U.S.)	10,885	2	3,035	5	1,390	1
Europe & Others	1,658	--	1,562	--	201	--

	$19,488	$52,811	$8,469	$40,806	$5,848	$6,426

c.	Total revenues from customers are distributed among the following product lines:

	Year ended December 31,
	2007	2006	2005

NP-1c processor chips
(including network-processor based systems)	$3,570	$3,294	$4,222
NP-2 processor chips
(including network-processor based systems)	14,811	4,591	486
Software tools	487	334	751
Services and Others	620	250	389

	$19,488	$8,469	$5,848

d.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2007	2006	2005

Customer A	42%	19%	1%
Customer B	6%	11%	8%
Customer C	5%	13%	10%
Customer D	1%	1%	28%
Customer E	7%	15%	3%

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:	–	FINANCIAL AND OTHER INCOME (EXPENSES), NET

	Year ended December 31,
	2007	2006	2005

Income:
Interest income	$1,143	$735	$578
Foreign currency translation adjustments	--	--	26
Change in fair value of warrants to Redeemable
Preferred Shares	--	9	9
Other income	--	--	3

Total income	1,143	744	616

Expenses:
Interest and bank charges	(25)	(26)	(37)
Foreign currency translation adjustments	(112)	(82)	--
Amortization of discount on long-term loan	(663)	(80)	--
Interest on a long-term loan	(272)	(110)	--
Accretion to redemption value of Redeemable
Preferred Shares in EZchip Technologies, net	--	(2,650)	(891)

Total expenses	(1,072)	(2,948)	(928)

Financial and other income (expenses), net	$71	$(2,204)	$(312)

NOTE 19:	–	SUBSEQUENT EVENT

Following the election of the last two major shareholders to exchange their Preferred Shares of EZchip Technologies for the Company’s Ordinary Shares pursuant to the Exchange Right Agreement (see Notes 3f and 3h), on January 22, 2008, the Company acquired 4,588,655 Preferred B Shares and 12,555,993 Redeemable Preferred C Shares of EZchip Technologies, in consideration of the issuance of 5,011,841 Ordinary Shares of the Company. The total fair value of the Company Ordinary Shares issued for the acquisition was $82,645, based on the average share prices of the Company Ordinary Shares two days before and two days after the announcement.

Following the acquisition, the Company owns all of the outstanding Preferred Shares of EZchip Technologies and approximately 99% of the outstanding Ordinary Shares of EZchip Technologies.

The transaction will be accounted for according to the “purchase method” of accounting. The Company is in the process of obtaining an independent valuation of the tangible and intangible assets acquired in the above transaction. The excess of the purchase price over EZchip Technologies’ tangible assets acquired will be recorded as intangible assets (such as In-process Research and Development, Developed Technology, Customer Base and Goodwill).

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:	–	SUBSEQUENT EVENT (CONT.)

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

EZCHIP SEMICONDUCTOR LTD. By: /s/ Eli Fruchter —————————————— Eli Fruchter Principal Executive Officer

Dated: September 17, 2008