Form 20-F
period 2008-12-31
EZCHIP SEMICONDUCTOR LTD
filed 2009-03-30
CIK 892534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

1 Hatamar Street
PO Box 527
Yokneam 20692, Israel
(Address of principal executive office)

Dror Israel
Chief Financial Officer
EZchip Semiconductor Ltd.
1 Hatamar Street
PO Box 527
Yokneam 20692, Israel
Tel: +972-4-959-6666
Tel: +972-4-959-4166
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

23,344,004 Ordinary Shares, par value NIS 0.02 per share (as of December 31, 2008)

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

Large Accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards	Other ☐
as issued by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

This annual report on Form 20-F is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.

INTRODUCTION

        We were incorporated as a limited liability company under the laws of the State of Israel in 1989. We changed our name from LanOptics Ltd. to EZchip Semiconductor Ltd. on July 22, 2008. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications to improve the connectivity and performance of corporate Local Area Networks and Wide Area Networks. Our business now consists exclusively of the business of our subsidiary, EZchip Technologies Ltd., or EZchip Technologies, a company that is engaged in the development and marketing of Ethernet network processors for networking equipment. We currently own approximately 99% of the outstanding shares of EZchip Technologies and approximately 89% of EZchip Technologies on a fully diluted basis, taking into account EZchip Technologies options and shares held by current and former employees. As used in this Annual Report, the terms "we," "us," "our" and "our company" mean EZchip Semiconductor Ltd. and its EZchip Technologies subsidiary taken together, unless otherwise expressly stated. Our ordinary shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange under the symbol "EZCH."

        Our consolidated financial statements appearing in this Annual Report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

        All references in this Annual Report to "dollars" or "$" are to U.S. dollars and all references in this Annual Report to "NIS" are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar on December 31, 2008 as published by the Bank of Israel was NIS 3.802 per $1.00.

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

        This Annual Report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this Annual Report on Form 20-F. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D "Key Information -Risk Factors."

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data is derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The selected income data for the years ended December, 31, 2006, 2007 and 2008, and the selected balance sheet data as at December 31, 2007 and 2008, have been derived from our audited consolidated financial statements set forth in "Item 18 - Financial Statements." The selected income data for the years ended December, 31, 2004 and 2005, and the selected balance sheet data as at December 31, 2004, 2005 and 2006, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects," and the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues	$4,746	$5,848	$8,469	$19,488	$33,566
Operating loss	(8,416)	(10,126)	(10,285)	(4,604)	(6,045)
Net loss	(9,154)	(10,347)	(12,317)	(4,088)	(4,600)
Per share data:
Net loss per share (basic and diluted)	(0.98)	(0.93)	(1.05)	(0.25)	(0.20)
Weighted average number of ordinary shares used
in computing net loss per share	9,365,181	11,156,250	11,745,171	16,533,369	23,048,868

Consolidated Balance Sheet Data:
Working capital	$25,048	$20,627	$19,427	$46,016	$52,554
Total assets	31,365	30,871	66,293	105,245	164,103
Long-term liabilities	1,985	2,243	5,801	3,272	4,081
Preferred shares in EZchip Technologies	35,937	38,517	23,770	23,770	-
Shareholders' equity (deficiency)	$(9,891)	$(12,193)	$32,056	$72,284	$152,141

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

We depend on a very limited number of key customers. If we are unable to maintain our relationship with these customers or if these customers significantly reduce production of carrier Ethernet switches/ routers incorporating our products, our future revenues and growth will be materially adversely affected.

        Two major tier-1 vendors of carrier Ethernet switches/routers, or CESRs, which together represent over 50% of our target CESR market, are currently designing several of their CESR platforms based on EZchip Technologies network processors. Juniper Networks, our largest customer, is currently in production with NP-2 based products. Juniper Networks accounted for approximately 55% of our 2008 revenues, and we expect Juniper Networks will account for a substantial portion of our revenues in 2009. The second major tier-1 vendor of CESRs has selected a customized version of NP-3 for several of its CESR product lines. This version of NP-3 moved into production in the first quarter of 2009. We expect that these two CESR vendors will together account for a substantial majority of our revenues in 2009 and the foreseeable future.

        Our future revenues and growth will depend in large part on our relationship with these two CESR vendors in 2009 and beyond. If one of these vendors decides not to incorporate our products into its future CESR products or to cease incorporating our network processors in its current products, or purchases significantly lower quantities than expected due to global economic conditions or otherwise, or if the products that incorporate our network processors are not commercially successful, our future revenues and the growth of our business will be materially adversely affected.

Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

        The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the United States or European economy weakens further, carriers may reduce or postpone their technology spending significantly. This could result in reductions in sales of networking equipment that incorporate our products, longer sales cycles, slower implementation of new carrier Ethernet networks and increased price competition. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets continue to deteriorate, our business, operating results and financial condition may be materially adversely affected.

We are dependent on the networking equipment market for our growth, and if it does not grow, then we will not be able to expand our business.

        Although there are many companies operating in the networking equipment market, a significant portion of the market is controlled by a limited number of companies. The growth of our network processor business depends in part on increased acceptance and use of networking equipment that is developed and manufactured by companies with significant market share. We depend on the ability of our target customers, specifically those with a significant share of the networking equipment market, to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully. The market for networking equipment depends in part upon the market’s acceptance of packet-based converged telecom networks, in particular carrier Ethernet networks, as well as 10 Gigabit and greater Ethernet technologies that enable the forwarding of data at a high speed. Ultimately, the development rate of these technologies may be slower than we anticipate. If the use of such networking equipment does not grow as we anticipate due to global market conditions or otherwise, if we are unsuccessful in maintaining our relationships with our current customers, specifically those with a significant share of the networking equipment market, and creating relationships with other target customers with significant market share, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our network processors are not commercially successful, our growth will be impeded.

We have had a limited operating history in the network processor industry and our future financial results are difficult to predict.

        Our future success will be subject to the risks we will encounter in the network processor industry. We have a limited operating history in the industry, with our first product sales in the second quarter of 2002 and total sales through December 31, 2008 of approximately $74 million. We have incurred operating losses in each of the last five years. Our limited operating history makes it difficult to evaluate the prospects of our business, particularly in light of the current global economic conditions. Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control. Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are unproven. As an early stage company in the developing network processor industry, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

—	expand and enhance our product offerings;

—	increase our revenues;

—	diversify our sources of revenue;

—	respond to technological changes;

—	respond to competitive market conditions; and

—	respond to global economic conditions.

        If we fail to address these risks and uncertainties, our results of operations will be adversely affected.

We may experience difficulties or delays in the introduction of our new family of network processors and other new and enhanced products.

        We recently announced a new family of network processors targeting Ethernet Access applications. We expect several models of the network processors, named NPA, to be offered in 2009. The NPA product family addresses the transition of carrier access from ATM/TDM based networks to Ethernet packet-based networks and the provisioning of triple-play services that command increased bandwidth and service guarantees to residential and business users. We may not be successful in developing, introducing and marketing these new offerings or in addressing all or any portion of the potential market for these offerings. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these offerings. Furthermore, our new offerings may not adequately meet the requirements of the marketplace or achieve market acceptance. If we do not timely develop and introduce these offerings or respond in a timely manner to changing market conditions, customer requirements or global economic conditions, the growth of our business may be adversely affected.

        In addition, the development of our NP-4 and NPA network processors is a complex and uncertain process. We are engaged in the development of very advanced technologies. We may experience design, manufacturing, marketing and other difficulties that could delay the development or marketing of these network processors. The difficulties could result in reduced sales, loss of existing and potential customers, unexpected expenses or delays in the launch of these network processors, all which may adversely affect our results of operations.

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

        We may never generate significant revenues from our newly developed products after incurring significant design and development expenditures. A customer may decide to cancel or change its product plans, which could cause us to generate no revenue from that customer and adversely affect our results of operations. A delay or cancellation of a customer’s plans could significantly adversely affect our financial results. Even after winning a design contract, a customer may not begin volume production of our equipment for a period of up to two years, if at all. Due to this lengthy design and development cycle, a significant period may elapse from the time we begin incurring expenses until the time we generate revenue from our products, during which market conditions may change. We have no assurances that our customers will ultimately market and sell their equipment incorporating our network processors, or that such efforts by our customers will be successful.

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

        We have entered into an agreement with a sole supplier for the manufacture of each of our existing network processor models and we expect to use a sole supplier for our next generation of network processors as well. Our NP-1c and NP-3 network processors are manufactured by IBM. Our NP-2 network processor, our special version NP-3 network processor, and our NPA and NP-4 network processors (currently under development), are or are expected to be manufactured by Taiwan Semiconductor Manufacturing Co., or TSMC, through third parties that coordinate and assume responsibility for various aspects of the manufacturing process. IBM, TSMC or any future sole supplier for our current and future products may reduce or delay shipment if its ability to manufacture network processors is constrained. If a sole supplier of our network processors, a third party that arranges for their manufacture, or any other subcontractor fails to deliver network processors or necessary components or services on time or at all, our business could be severely harmed. In addition, if the current manufacturing arrangement between our third party subcontractor and TSMC is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to make alternative arrangements with substitute suppliers.

        These and other risks associated with our reliance on a third-party manufacturer could materially and adversely affect our business, financial condition and results of operations.

The current performance of the capital markets may significantly decrease the value of our marketable securities and may cause us to incur impairment charges relating to our investment portfolio.

        The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations. Due to recent market developments, including a series of rating agency downgrades, the fair value of these investments has declined and may decline in the future.

        The credit and capital markets have continued to deteriorate in 2009. We expect that market conditions may continue to fluctuate in the foreseeable future and that the fair value of our investments may be impacted accordingly. The continuing turmoil in the markets may result in impairments of the carrying value of our investment assets. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

        As of December 31, 2008, our marketable securities balance totaled $27.2 million, reflecting net unrealized losses in the amount of $0.7 million.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Our Ordinary Shares

Our share price has been highly volatile and may continue to be volatile and decline.

        The trading price of our shares has fluctuated widely in the past, including in recent months and weeks, and may continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations in the last year that have affected the market prices of many companies, including technology companies, and have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources.

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

Future exercises of our options and warrants and vesting of our restricted share units may result in substantial dilution and future sales of these ordinary shares and shares held by our principal shareholders may cause the market price of our ordinary shares to decline.

        Future exercises of our options and warrants and vesting of our restricted share units may result in substantial dilution and future sales of these ordinary shares and shares held by our principal shareholders may cause the market price of our ordinary shares to decline. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public marketplace by us or our shareholders, including our principal shareholders whose shares were registered in 2008 for resale with the Securities and Exchange Commission, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate.

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

        We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2008. There were extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Hamas launched hundreds of missiles from the Gaza Strip against Israeli population centers, which led to an armed conflict between Israel and Hamas during December 2008 and January 2009. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear.

        Additionally, some of our key employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency. If a military conflict or war arises, such as the recent hostilities along Israel’s border with the Gaza Strip, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our key employees due to military service. Any disruption in our operations would harm our business.

Fluctuations in the exchange rate between the U.S. dollar and foreign currencies may affect our operating results.

        A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2007 and the first half of 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques we cannot completely eliminate the effects of currency fluctuations. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

        On April 1, 2005, an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004 and applies to new investment programs only. Under the amendment, if we were to pay a dividend out of the tax-exempt income generated by a Privileged Enterprise under the provisions of the amended Investment Law during the tax exemption period, a portion of the income that is equivalent to the amount distributed as dividends will be subject to corporate tax, and we may be required to record deferred tax liability with respect to such tax-exempt income. In order to be eligible for tax benefits, we must comply with various conditions, as well as periodic reporting obligations. If we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. As of December 31, 2008, we did not generate income under the provisions of the amended Investment Law. See Item 10.E, “Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

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

        In recent years, the Government of Israel has reduced the benefits available under these programs, and these programs may be discontinued or curtailed in the future. If the Government of Israel discontinues or modifies these programs, or we are unable to comply with the new requirements, our expenses will increase significantly, and our business, financial condition and results of operations could be materially and adversely affected.

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

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements. We follow Israeli law and practice instead of NASDAQ rules regarding the director nominations process and compensation of executive officers.

        As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. We do not comply with NASDAQ requirements regarding the director nominations process and compensation of executive officers, which require that director nominees and compensation of executive officers be selected/determined, or recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors determines executive compensation, subject to the required approvals under Israeli law. As a foreign private issuer listed on The NASDAQ Global Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated as a limited liability company under the laws of the State of Israel in 1989 as Dan-Serb Ltd. We changed our name to LanOptics Ltd. in March 1990 and to EZchip Semiconductor Ltd. on July 22, 2008. Until 1999, our principal business was the development, manufacture and marketing of solutions and Internet applications to improve the connectivity and performance of corporate Local Area Networks, or LANs, and Wide Area Networks, or WANs. In mid-1999, we decided to cease the research and development of new switching products for LANs and instead, to focus on our internal application-specific integrated circuit, or ASIC, design team. This team, which had previously developed ASICs for our LAN and WAN products, began work on the development of network processors. This new business initiative was incorporated as our subsidiary EZchip Technologies in December 1999.

        Our business now consists exclusively of the business of our EZchip Technologies subsidiary, a fabless semiconductor company that is engaged in the development and marketing of Ethernet network processors for networking equipment.. EZchip Technologies provides its customers with solutions that scale from 1-Gigabit to 100-Gigabit per second with a common architecture and software across all products. EZchip Technologies’ network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks. We currently own approximately 99% of the outstanding shares of EZchip Technologies and approximately 89% of EZchip Technologies on a fully diluted basis, taking into account EZchip Technologies’ options and shares held by current and former employees. Our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692 Israel, and our telephone number is +972-4-959-6666. Puglisi & Associates, located at 859 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, serves as our agent for service of process in the United States.

B.	BUSINESS OVERVIEW

Industry Background

        In recent years there has been a significant increase in the bandwidth demands on communications networks. These networks have experienced major upsurges in the volume, variety and complexity of communications traffic. The expansion of broadband access technologies to residences and businesses, in large part due to growth in Internet usage and the dramatic increase in communications traffic that consists of digital media, have created strong demand for greater access bandwidth. To meet this demand, carrier networks are undergoing significant changes and, most significantly, are migrating to packet-based Ethernet networks that enable higher throughput, lower cost and uniform technology across both the access and metro networks. These networks are now being designed to deliver voice, video and high-speed Internet access, or “triple-play” services, on one converged, efficient and flexible network. These trends require network equipment, and particularly the switches that build the metro Ethernet networks, to comply with evolving market requirements and to be able to provide new services, better quality of service, or QoS, and to support new protocols and standards. Programmable network processors, or NPUs, address these needs.

        Network processors are programmable integrated circuits that combine the speed advantages of fixed-function ASIC chips with the programmability and flexibility of microprocessors. They can accommodate new Internet and intranet applications, and new protocols, simply by downloading new or updated software. This combination of performance, speed and flexibility allows equipment suppliers to keep pace with changes, offer new services and extend the lifespan of their products.

        Carrier network equipment is the primary target for network processors, since the switches, routers and access nodes that make up the carrier networks are more demanding in features and performance and are less cost sensitive than enterprise networks. The carrier network usually consists of three domains, although in some cases there is an overlap between these domains: (i) the access network, also known as the “first mile,” aggregates traffic from individual businesses and residences; (ii) a metro area network, or MAN, spans a metropolitan area, and interconnects the access networks; (3) a wide area network, or WAN, interconnects geographically distanced MANs.

        There are several product categories within the carrier network that represent the target market for network processors. These products can be grouped into several segments:

—	Edge routers and MSSW (Multi Service Switches) are usually used as MAN/WAN edge devices. BRAS (Broadband Remote Access Switches) aggregate traffic from broadband access devices such as DSLAMs (DSL Access Multiplexers) and cable modem termination systems. These products are gradually merging and becoming indistinct.

—	Metro switches and routers that build the MAN. Metro Ethernet switches focus on providing a large number of high-speed Ethernet ports to enable migration from the older SONET to newer Ethernet infrastructure. Some metro switches support EoS (Ethernet over SONET) and ADM (Add Drop Multiplexer) functionality and are sometimes referred to as MSPP and MSTP (Multi Service Provisioning/Transport Platform). Similar to the edge routers, the lines separating the various types of metro switches are blurring. The focus of new metro switch designs is to enhance support of Ethernet in terms of new protocols, QoS and number of ports per system

—	Access switches consist of IP DSLAMs (DSL Access Multiplexers), CMTS (Cable Modem Termination Systems) , fiber access aggregation switches such as EPON (Ethernet Passive Optical Network) and GPON (Gigabit Passive Optical Network) and backhaul switches that aggregate wireless base stations traffic. The bandwidth requirements of these systems grow hand-in-hand with end user traffic growth and the introduction of new voice and video services.

        As carriers are gradually migrating to Ethernet-based infrastructure the various classes of equipment that make up the carrier network are migrating to Ethernet-centric platforms, including CESR and Carrier Ethernet Access Platforms, or CEAP. Vendors of CESR and CEAP equipment are the primary target customers for our network processors. Other smaller target markets include data center appliances that perform functions such as security, load balancing and traffic monitoring and analysis.

        WAN/MAN edge devices and metro switches are typically configured in a modular, expandable, multi-slot chassis that consists of several line cards with many network ports per line card. Access switches are typically built in a stand-alone, fixed configuration, flat frame known as a pizza box. Other smaller target markets include data center appliances that perform functions such as security, load balancing and traffic monitoring and analysis.

Market Trends

        CESR equipment can be designed to incorporate ASICs, which are non-programmable switching chips, field programmable gate arrays, or FPGAs, high-speed network processors, or NPUs, or a combination of these. The challenge is to provide an integrated solution that is both flexible and cost-effective.

        Although ASICs are effective from a cost/performance viewpoint, their lack of programmability is a severe disadvantage. This makes them inflexible and therefore inadequate to accommodate today’s rapidly changing application environment with evolving requirements to provide new services, features and network protocols.

        FPGAs are relatively expensive and do not provide the price points that effectively address carrier network price targets.

        High-speed NPUs are the most suitable for use in CESR equipment because of the 10-Gigabit or higher throughput they provide. These NPUs typically maximize current silicon technologies to provide optimal programming flexibility and integration while maintaining high performance. NPUs are cost effective in light of their advantages. Within the market for NPUs, there are currently two main classes:

—	Access NPUs – typically with several Gigabit-per-second throughput and used mostly in access equipment.

—	High-speed NPUs – typically with 10-Gigabit and higher throughput and used mostly in metro switches and edge routers.

        In previous years, a third class of mid-range NPUs existed, typically with up to 2.5-Gigabit throughput and often used in multi-service equipment, such as asynchronous transfer mode, or ATM, equipment. These NPUs were the first NPUs to hit the market and gain market traction. Because of the long life-cycles of networking equipment, they are still being sold in fairly large volume. However they are presently used mostly in legacy networking equipment and are typically not selected for new designs. Consequently, they will likely decline in market share over time.

        CESR equipment implements a significant number of NPUs. These products are built in a modular, multi-slot chassis. Each chassis typically consists of 8-16 line cards, with each line card consisting of 1-4 NPUs, so that 8-64 NPUs can be typically used for a fully populated chassis. Of these products, CESRs are the fastest growing, as carriers worldwide are migrating from older TDM SONET/SDH-based networks to packet Ethernet based networks.

        In the residential and business access space, as packet-based video services increase the per-user bandwidth requirements, access switches are gradually migrating to support increasing throughput and more advanced services and represent a growing market opportunity suitable for higher-speed NPUs.

Our Solution

        We design and produce network processors for high-speed networking equipment, integrating several key functions into a single chip. Networking equipment vendors use EZchip Technologies’ network processors to form the silicon core of next-generation networking equipment, such as switches and routers, for voice, video and data integration in a variety of applications. We are a fabless semiconductor company, which means that we do not have our own semiconductor manufacturing plant, but rather utilize outside fabrication facilities.

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

        EZchip Technologies’ NPUs represent a major advance over earlier generations of network processor solutions. These earlier solutions required multiple chips to perform the requisite designed-in functions, placing limitations on the speed at which data could be processed, the density of ports that could be achieved in a given system and the associated cost. Moreover, most of these earlier solutions employed generic reduced instruction set computer, or RISC, processors rather than specially designed processing engines. EZchip Technologies’ advance over these earlier designs lies in its integration of processing, classification and traffic management functions in a single chip. This is accomplished with patented elements and other proprietary information, EZchip Technologies’ Task Optimized Processing technology that uses specialized processing engines instead of generic RISC engines, chip architecture innovations and innovative table lookup (search) algorithms. As a result, systems designed using EZchip Technologies’ products offer equipment vendors the ability to reduce chip count, power consumption and cost.

        The architecture and features of our products offer the flexibility, scalability and price performance that are sought by communications equipment vendors. We offer solutions that range in throughput from several Gigabit-per-second to 100 Gigabit-per-second with common architecture. All our network processors are largely software compatible, making it possible for customers to easily port their network-processor applications among multiple product families based on our NPUs.

Products

Network Processor Chips

        EZchip Technologies’ first product, the NP-1, was released in April 2002. The NP-1 was a single-chip, full-duplex, 10-Gigabit, seven-layer network processor with integrated classifiers. It provided fully programmable packet classification, modification and forwarding. The NP-1 was replaced by the NP-1c.

        Continuing with our development of highly integrated products, in December 2003 we introduced the NP-1c network processor. Like the NP-1, the NP-1c is a single-chip, full-duplex, 10-Gigabit network processor that integrates search engines, yet it offers a significant increase in performance and cost reduction due to its improved process technology. NP-1c is essentially an improved and less expensive version of the NP-1 that uses a 0.13-micron chip manufacturing process and, therefore, we no longer offer the NP-1. In June 2008 we announced the end-of-life of the NP-1c, with final shipment scheduled to take place during 2009.

        The NP-2, introduced in July 2005, is, like its predecessor, the NP-1c, a single-chip, full-duplex, 10-Gigabit network processor. However, in addition to the integration of packet processing, classification search engines and MACs provided in the NP-1c, the NP-2 also includes traffic managers for improved QoS. By integrating the traffic management function directly into our network processor (unlike others, where this function is generally performed by complementary chips), we offer our customers a cost-effective network processing solution that reduces power dissipation and system design costs. The NP-2 network processor is available in three models with different speeds and feature sets, which enables the NP-2 to position itself in network processor market segments not reached by the NP-1 and NP-1c.

        Whereas the NP-1c was targeted mainly at service cards in communication applications, typically with one or two of these cards per chassis, the NP-2 addresses line card applications, which often have eight or more cards installed per chassis, and stand-alone “pizza box” applications.

        Since all the NP-2 models are software compatible and share the same pin arrangement, customers may modify their NP-2 designs using the different NP-2 models to offer a range of products at differing price points. The NP-2 product family is also software-compatible with the NP-1c, making it possible for existing customers to port their network-processor applications to NP-2.

        The NP-3 is an enhanced version of NP-2, providing a significant increase in throughput. We have two versions of the NP-3 network processor. The first is a special version developed jointly with Marvell Technology Group Ltd., or Marvell, for a major networking equipment vendor, and it sampled in 2007. We developed the second version independently of Marvell for the general market, and it sampled in 2008. Both versions are now in production. The NP-3 features greater throughput than the NP-2 through the use of 90nm silicon process, enhanced table lookup algorithms and faster memory interfaces. It also provides enhanced traffic management and an integrated offload engine for operations, administration and maintenance, or OAM, functions which are of great importance in carrier Ethernet equipment.

        Pursuant to our collaboration with Marvell, Marvell manufactures and sells the customized version of NP-3 to the customer and pays us a fixed royalty fee that is comparable to the gross profit we would have generated had we sold the chip directly to that customer. Since we do not incur any production costs under this model, sales to this customer result in a higher gross margin.

Evaluation Boards and Network-processor Based Systems

        Although our primary business is selling network processor chips, we offer systems based on our network processor. Evaluation systems are usually required by customers to enable them to test their NPU-based systems. These systems also serve customers that focus and differentiate themselves through software applications and are in need of high-performance packet processing hardware platforms for their software applications. The systems we provide use similar software environments and are different in their form factor:

—	NP-3 EZappliance is a stand-alone, self-contained box based on the NP-3.

—	EZsystem is a stand-alone, self-contained box based on the NP-1c and NP-2.

—	EZ-ATCA is based on the NP-2 and follows the Advanced Telecommunications Computing Architecture, or AdvancedTCA®, and is provided as a blade that can be plugged into an AdvancedTCA chassis.

Development Software Toolkits

        In order to facilitate our customers’ adaptation of our products, we offer toolkits that assist our customers in creating, verifying and implementing solutions based on our network processors. These toolkits are used for customers’ product development based on all of our network processors.

        The EZdesign toolkit is a comprehensive software development toolset with a graphical user interface (GUI) for writing, testing and debugging programs for our network processors to implement a wide range of applications and reduce time to market of next-generation networking products. It includes a hardware-software simulator, a compiler, debugger and other utilities. We continually release new versions of the EZdesign toolset, providing functional enhancements.

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

Future Products

        EZchip Technologies is currently developing our next generation NP-4 highly integrated network processors, which is scheduled to sample during 2009. This generation of network processors is based on our core technology used in the NP-1, NP-1c, NP-2 and NP-3, with the addition of higher throughput, new interfaces and more features.

        The NP-4, a 100-Gigabit NPU, continues with our distinctive high level integration of functionality into the network processor. NP-4 offers higher throughput than NP-3, and targets 20-Gigabit ,40-Gigabit and 100-Gigabit line-card and pizza box carrier Ethernet applications. In addition to its integrated classifiers and traffic managers, the NP-4 is designed to include Ethernet physical layer transceivers, or PHYs, and for some applications eliminates the need for a separate fabric interface chip. Integration of these functions, normally performed by separate chips, will further save our customers valuable space on their cards while reducing system costs and complexity. We recently entered into an agreement with Marvell pursuant to which Marvell will be the vendor for our NP-4 network processor. The NP-4 network processor will also be manufactured by TSMC (see below in this Item 4.B “Information on the Company – Business Overview – Manufacturing”).

        In October 2007, we announced that we are developing a new family of network processors targeting Ethernet Access applications. Several models of the network processors, named NPA, will be offered with combinations of 100-Megabit, 1-Gigabit and 10-Gigabit Ethernet ports with an aggregate throughput of up to 10-Gigabits. This family of access NPUs applies the technology we developed for our high-speed NPUs to allow building Ethernet access switching systems.

        With the addition of the NPA family of access NPUs, EZchip Technologies will be able to offer customers a broad range of NPUs ranging in throughput from several Gigabit to 100 Gigabit, with similar architecture and software that can be ported to multiple product lines.

        Both the NP-4 and NPA, which are currently under development, are scheduled to sample during 2009.

Technology

        In general, a network processor is a programmable integrated circuit used in data communications that is capable of performing one or more of the following functions: packet classification (that is, identifying a packet of data based on known characteristics such as address or protocol), packet modification (that is, modifying the packet to comply with specified protocols), queue/policy management (that is, reflecting the organization and prioritization of the processing of specific packets) and packet forwarding (that is, transmission and receipt of data and forwarding or routing the packet to the appropriate address). Performance of these functions requires the network processor device to handle identification, classification and processing tasks simultaneously.

        Our NPUs integrate many high-speed task optimized processors, or TOPs, each specifically designed and optimized to perform a specific task. Four types of TOPs – parse, search, resolve and modify – are employed in our NPUs to perform the main tasks of packet processing, which are classification, forwarding and modification. Each TOP processor type employs a unique architecture with a customized, function-specific data path and instruction set. This minimizes the number of clock cycles required for complex packet manipulation and provides exceptionally fast packet processing. TOP performance is boosted by a super-scalar architecture in which multiple instances of the TOPs operate in parallel within each pipeline stage.

        Our NPUs feature embedded search engines (TOPsearch) that perform table lookups needed for implementing diverse applications. These search engines implement proprietary and patented lookup algorithms that utilize dynamic random access memory, or DRAM, chips for storing the lookup tables and reduce the need for more expensive content addressable memory, or CAM, and static random access memory, or SRAM, chips.

        Other than the NP-1 and NP-1c, all of our network processors also incorporate integrated traffic managers for advanced QoS, which is required by increasingly complex networks. After modification, packets are put in queues that are managed by the traffic manager to control the priority, bandwidth utilization and scheduling of packets as well as dealing with congestion scenarios. The traffic management provides QoS for video, voice and data services in packet-based networks and enables carriers to offer service level agreements, or SLA, to their customers. By integrating this functionality into our network processors, the need for our customers to employ a separate traffic management chip is eliminated.

        We consider the processing flexibility and the ability to implement and integrate the main network processing features into a single chip as one of the primary advantages of our technology. We intend to continue to provide this high level of integration in future products under development.

Research and Product Development

        Currently, 84 employees, representing about 72% of our employees, are engaged in research and development. EZchip Technologies’ senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed. Our net research and development expenses were approximately $8.4 million in 2006, $8.5 million in 2007 and $13.0 million in 2008. Since April 2006, EZchip Technologies’ research and development efforts have been financed, in part, through grants from the OCS. EZchip Technologies’ research and development expenses, net of OCS grants, were approximately $1.0 million in 2006, $2.1 million in 2007 and $3.0 million in 2008.

Sales and Marketing

        Our objective is to become a leading supplier of Ethernet network processors. To meet this objective, we devote significant resources to securing new customers, preferably leading networking equipment vendors, and we place an emphasis on assisting our existing customers in bringing their products to mass market production.

        In general, it takes a customer 18 to 24 months to design and bring to market a networking product based on our network processor chips. During this design phase, the revenues we recognize are mostly attributable to the sale of evaluation systems and development software toolkits that our customers use to assist in the development of their own network processor based products. As customers move to development of their own boards incorporating our network processor, they purchase sample chips from us for testing purposes. Once their own designs are completed, customers move into production phase where they begin to manufacture their products. At this point customers purchase a limited number of network processors for the initial production stage. Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production. Volume production of a customer’s product is expected to translate into volume sales of our network processors. We have no direct influence upon the sales and marketing of our customers’ products.

        Since we expect the NPU market to continue to grow, we believe that by securing more customers and more design wins we are strengthening our market position and increasing our potential market share. We work closely with existing and potential customers in their design of systems and equipment where the capabilities of EZchip Technologies’ products can be exploited. We target designers, manufacturers and vendors of networking equipment and other large-scale data processing network devices.

        To facilitate marketing efforts, we have built on our extensive industry exposure through press, conferences and trade shows and have established sales and support offices in California and Massachusetts, as well as local support in China. Currently, our sales, marketing and support staff consists of 15 professionals and administrative personnel. This sales force consists of persons with technical training and significant experience in the semiconductor industry. Sales efforts are augmented by the direct involvement of our senior executives, who work closely with customers to determine product needs. In some parts of the world our strategy is to work with local marketing channels, including sales agents, resellers and distributors. These channels are assigned territories of primary responsibility, with exclusive rights in some cases. We will consider the need for local sales offices when justified by the circumstances. Our in-house sales and marketing force and the external marketing channels are also responsible for providing local technical support. Our marketing activities include:

—	seminar programs, trade shows, guest speaker invitations and technical conferences;

—	public relations activities and customer events;

—	technical articles in industry publications and marketing collateral materials; and

—	communications on the Internet.

        We also work with leading vendors of complementary technologies to provide our customers with fully interoperable solutions. We provide interoperability with devices from numerous semiconductor companies, including Broadcom, Cortina, Dune Networks, Marvell, NetLogic, PMC-Sierra and Vitesse.

Customers and Customer Support

        Most of our customers are vendors of networking equipment to which we sell directly or through contract manufacturers or distributors. As of December 31, 2008, we had approximately 171 design wins with customers worldwide, who purchased development kits and started designs of networking products based on our network processors. Of such design wins, 114 are already in production and we expect a significant portion of the remaining design wins to enter production during 2009 and 2010. We do not expect that all of our design wins will reach production stage, as projects may be halted, delayed or cancelled. In addition, there is no assurance that products that have reached production will be successfully accepted in the marketplace.

        Two major tier-1 CESR vendors are building several of their CESR platforms based on EZchip Technologies network processors:

—	Juniper Networks, which accounted for approximately 55% of our 2008 revenues, entered production with NP-2 based products in 2007 and continued to launch additional products that incorporate our NPUs during 2008. Although we believe Juniper is still in the early stages of selling platforms that incorporate EZchip NPUs, it is extremely difficult to predict how the current economic downturn may affect the sales of these products. Carriers are carefully monitoring their financial performance and capital expenditures, and they may reduce or defer their capital expenditures on CESR, which would adversely affect the relevant Juniper product lines.

—	A second major vendor has selected a customized version of NP-3, developed in collaboration with Marvell, for its principal CESR platforms. This CESR vendor accounted for a relatively minor portion of our revenues in 2008 and entered production during the first quarter of 2009 with platforms that incorporate our customized NP-3 processor developed in collaboration with Marvell. We therefore expect to see revenue growth from such customer, although the ramp-up could be slower than expected as a result of current market conditions. Under this collaboration, Marvell manufactures and sells the chip to the customer and pays us a royalty that is comparable to the gross profit that we would have generated had we sold the chip directly to the customer. Since we do not incur any production costs under this model, sales to such customer result in a higher gross margin.

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

        Since some of our larger customers have teams working on several projects, we may have more than one design win with that customer. In this circumstance, the customer would purchase only one set of software tools.

        Customer support is provided from our Israeli headquarters and two offices in the United States and by local support in China. The primary business center in the United States is located on the West Coast in the Silicon Valley area and a Boston-area office services the Eastern United States and Europe. A representative in China supports our Chinese customers.

        We offer training courses to provide our customers with a complete understanding of our products and toolsets.

Competition

        The semiconductor market, particularly the high-performance semiconductor market, is highly competitive and subject to rapid technological change, price erosion and heightened international competition. Especially in an area such as network processors, where technology has not been standardized and where applications are in early stages of development, competitive pressures can be intense. There are currently four vendors providing high-speed network processors that target the metro and access switches, and edge routers: EZchip Technologies, Sandburst Corporation (which was acquired by Broadcom Corporation in January 2006), Bay Microsystems and Xelerated, Inc. In addition, Broadcom Corporation, Dune Networks and Marvell have released switch ASICs (non-programmable chips) that target these market segments as well. Agere Systems Inc. and Wintegra Inc. are focused on lower speed applications. Our NPA access NPUs compete with NPUs from these lower speed NPU vendors. Some customers use FPGAs, mainly from Altera Corporation and Xilinx Inc., to implement packet processing functions and these may be competing solutions as well. We also experience major competition from customers’ internal chip design teams, especially in the CESR segment, who choose to develop their own network processors or in-house ASIC solutions Some of our competitors or potential competitors are larger, have significantly greater sales, have greater financial resources and are better known.

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

        We believe EZchip Technologies is the only network processor vendor that currently offers solutions that range in throughput from a few Gigabit to 100 Gigabit per second, all based around common architecture and software. Other vendors focus on either the high-speed segment (over 10-Gigabit per second) or the low speed segment (up to 10-Gigabit per second).

        Most of our network processor competitors’ currently-announced products use separate chips for traffic management or provide lesser flexibility or provide lesser throughput.

        When compared to the non-programmable ASIC solutions, we believe that our network processors bring flexibility that addresses customers’ needs to support new applications, especially in carrier switches and routers, at a reasonable price differential when compared to the price of ASIC solutions.

        FPGAs, in particular when used for high-speed packet processing solutions, usually provide less integration of features at a higher cost as compared to network processors.

        Our experience in developing several generations of network processors with integrated traffic managers, as well as working closely with leading carrier switch/router vendors has enabled us to develop the expertise and gain deep understanding of our target systems, the requirements and how they are best addressed. We believe this represents a considerable barrier of entry for potential competitors.

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

        The semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. Third parties may claim that we are infringing upon their intellectual property rights. We have certain indemnification obligations to customers with respect to the infringement of third party intellectual property rights by our products. There can be no assurance that infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect our business, financial condition or operating results. In the event of any adverse ruling in any such matter, we could be required to pay substantial damages, which could include treble damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third-party claiming infringement. There can be no assurance that a license would be available on reasonable terms or at all. Any limitations on our ability to market our products, any delays and costs associated with redesigning our products or payments of license fees to third parties or any failure by us to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on our business, financial condition and operating results.

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

        Our NP-1c network processors utilize IBM’s 0.11-micron Cu-11 ASIC template. IBM also manufactures our NP-3 line of products using the 90 nanometer process. Taiwan Semiconductor Manufacturing Co., or TSMC, manufactures our NP-2 line of products using the 0.13 micron process and the special version of our NP-3 NPU, which we developed with Marvell, and will manufacture our NPA line of products, using the 90 nanometer process. We work with TSMC through third parties that coordinate and assume responsibility for the manufacturing process. This fabless manufacturing model enables us to focus on our engineering and design strengths, minimize fixed costs on capital expenditures and still have access to high-volume manufacturing capacity.

        We recently entered into an agreement with Marvell pursuant to which Marvell will be the vendor for our NP-4 network processor. The NP-4 network processor will also be manufactured by TSMC using the 55 nanometer process. We expect that all of our products will be single sourced from fabrication facilities and any late delivery or failure to deliver products could result in delays in satisfying customer demand, increased costs and loss of revenues.

        We have completed the requirements and have been awarded ISO 9001:2000 certification.

C.	ORGANIZATIONAL STRUCTURE

        We are organized under the laws of the State of Israel. We have two subsidiaries: EZchip Technologies Ltd., a corporation organized under the laws of the State of Israel, and EZchip Inc., a corporation incorporated under the laws of the State of Delaware. We currently own approximately 99% of the outstanding shares of EZchip Technologies and approximately 89% on a fully diluted basis, taking into account EZchip Technologies options and shares held by current and former employees. EZchip Inc. is wholly owned by EZchip Technologies.

D.	PROPERTY, PLANTS AND EQUIPMENT

        We do not own any real property. Our principal development, marketing and administrative facilities occupy approximately 25,000 square feet of a building in Yokneam, Israel, at an aggregate rental cost of approximately $417,000 in 2008. The lease for our principal offices expires in January 2014.

        EZchip Technologies, which conducts its sales operations through two locations in the United States, leases office space in California and Massachusetts under six-month renewable leases. The aggregate rental cost for the two offices was approximately $80,000 in 2008.

        Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business, mainly in Israel. These purchases totaled $231,000 in 2006, $309,000 in 2007 and $110,000 in 2008. Our capital expenditures in 2006, 2007 and 2008 were spent primarily for the procurement of research and development hardware equipment and software tools.

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

General

        Our business consists exclusively of the business of our subsidiary, EZchip Technologies Ltd., a company engaged in the development and marketing of Ethernet network processors for networking equipment.

        We maintain our accounts in U.S. dollars, because the U.S. dollar is the currency of the primary economic environment in which our operations are conducted. We hold most of our cash, cash equivalents and marketable securities in U.S. dollars, sales prices are quoted in U.S. dollars and the majority of purchases of materials and components are quoted invoiced and paid in U.S. dollars. In addition, a majority of other expenses, principally research and development engineering services and marketing expenses, are incurred outside Israel in U.S. dollars or paid in U.S. dollars. See Note 2b to our consolidated financial statements. Nevertheless, a significant portion of the cost of our Israeli operations, mainly personnel related, is incurred in NIS.

        Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Critical Accounting Policies

        The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

        We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

        We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network-processor based systems, software tools, maintenance and support services, through EZchip Technologies and its wholly owned subsidiary EZchip Inc.

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

        Revenues from sales of software tools and maintenance services, which are sold separately from other products, are recognized in accordance with Statement of Position 97-2, “Software Revenues Recognition.” We use the “residual method” when vendor specific objective evidence, or VSOE, of fair value only exists for the maintenance.

        In certain instances, we sell network processor-based systems together with software tools and maintenance and support services. In these cases, we comply with the requirements set forth in EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

        During 2006, we signed a collaboration agreement with Marvell. According to the agreement, Marvell will manufacture and sell the customized version of our NP-3 network processor to a specified customer and will pay us royalties for each chip it sells to the customer. In accordance with our agreement with Marvell, Marvell sends us royalty reports once a month, which reflect its sales in the prior month. Accordingly, we recognize royalty revenue in the month that follows the month in which the sales are made by Marvell.

Inventory Valuation

        We are required to state our inventories at the lower of cost or market price. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. Inventory write-offs are provided for slow-moving items or technological obsolescence and are recorded in the consolidated statements of operations. Once inventory is written down, a new cost basis is established for future periods.

Goodwill

        Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired. We adopted Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. Under SFAS No. 142, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise). We determined December 31 as the date of the annual impairment test. We operate in one operating segment, and this segment comprises our only reporting unit. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. As of December 31, 2008, no instances of impairment were found.

Equity-based Compensation Expense

        We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment,” or SFAS No. 123(R), which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, for periods beginning in fiscal year 2006. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted.

        We selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for our stock-options awards and account for restricted share units based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected life of options granted is calculated using the “simplified method,” as defined in Staff Accounting Bulletin No 107, “Share-Based Payments,” or SAB 107, as the average between the vesting period and the contractual life of the options.

        On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110, or SAB 110, which, effective January 1, 2008, amends and replaces SAB 107. We currently use the simplified method as adequate historical experience is not available to provide a reasonable estimate. We adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. We have historically not paid dividends and do not intend to pay dividends in the foreseeable future.

        With regard to the fair value of employee stock options in EZchip Technologies granted in previous years (during fiscal year 2008 we did not grant any awards to purchase shares of EZchip Technologies), we retained in previous years a third party appraiser to calculate the ordinary shares fair value. See Note 16b to our consolidated financial statements.

Accounting for Income Tax

        We account for income taxes in accordance with SFAS No.109, “Accounting for Income Taxes,” or SFAS No. 109. SFAS No. 109 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

        On January 1, 2007, we adopted the Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We recognize interest and penalties, if any, related to unrecognized tax benefits in our provision for income tax.

Marketable Securities

        We account for our investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” We determine the classification of marketable securities at the time of purchase and reevaluate such designations as of each balance sheet date. We classify all of our marketable securities as designated available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a separate component of shareholders’ equity (deficiency), accumulated other comprehensive income (loss). Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification basis for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discount to maturity. Such amortization together with interest on securities is included in the financial income (expenses), net.

        FASB Staff Position, or FSP, No. FAS 115-1, and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” provide guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and the measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its carrying amount. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s carrying amount and its fair value.

        We review various factors in determining whether we should recognize an impairment charge for our marketable securities, including our intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than our cost basis, the credit ratings of the securities, the nature of underlying collateral, as applicable, and the financial condition and near-term prospects of the issuer. Based on our consideration of these factors, our marketable securities were not considered to be other-than-temporarily impaired at December 31, 2008.

Valuation of Financial Instruments

        Effective January 1, 2008, we adopted SFAS 157, “Fair Value Measurements,” and effective October 10, 2008, we adopted FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP No. FAS 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

—	Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

—	Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

—	Level 3 – Unobservable inputs which are supported by little or no market activity.

        The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

Results of Operations

        The following table presents, for the periods indicated, information concerning our results of operations.

	Year Ended December 31,
	2006	2007	2008
	(in thousands, except per share data)

Revenues	$8,469	$19,488	$33,566
Costs of revenues	3,664	8,032	11,983
Amortization of existing technology	360	1,208	2,083

Gross profit	4,445	10,248	19,500
Operating expenses:
Research and development, net	8,402	8,529	12,953
In-process research and development charge	2,033	396	5,125
Sales, general and administrative	4,295	5,927	7,467

Total operating expenses	14,730	14,852	25,545

Operating loss	(10,285)	(4,604)	(6,045)
Financial income (expenses), net	(2,204)	71	1,408

Loss from continuing operations before minority interest.	(12,489)	(4,533)	(4,637)
Minority interest in losses of EZchip Technologies	172	445	37

Net loss basic and diluted	$(12,317)	$(4,088)	$(4,600)
Net loss per share (basic and diluted)	$(1.05)	$(0.25)	$(0.20)

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Revenues

        We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network processor-based systems, software tools and services. For the year ended December 31, 2008, revenues increased by $14.1 million, or 72%, to $33.6 million from $19.5 million in the year ended December 31, 2007. Revenues from sales of NP-2 and NP-3 network processor chips (including network processor-based systems) increased by $13.5 million, or 91%, to $28.3 million in the year ended December 31, 2008 from $14.8 million in the year ended December 31, 2007. The increase in NP-2 and NP-3 revenues is mainly the result of several of our customers (primarily Juniper Networks) entering into the volume production stage for networking products incorporating our NP-2 processor, and to a lesser extent due to revenues from NP-3 pre-production that commenced during 2008. Revenues from sales of our NP-1c network processor chips (including network processor-based systems) increased by $0.9 million, or 26%, to $4.5 million in the year ended December 31, 2008 from $3.6 million in the year ended December 31, 2007. The increase in NP-1c orders is primarily attributed to end-of-life orders received from major NP-1c customers following our company’s announcement of NP-1c end-of-life during 2009.

Cost of Revenues

        Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs. For the year ended December 31, 2008, our cost of revenues increased by $4.0 million, or 49%, to $12.0 million (36% of revenues) from $8.0 million (41% of revenues) in the year ended December 31, 2007. The increase in cost of revenues is the result of the increase in the sale of network processor chips and network processor-based systems. The decrease in cost of revenues as a percentage of revenues is primarily the result of the increased volume production orders from our contract manufacturer (primarily reflecting the increase in sales of NP-2 network processor chips) characterized by lower unit prices, as well as from a favorable customer and product mix.

Amortization of Existing Technology

        Amortization of existing technology reflects the amortized cost of the intangible asset – “existing technology” -acquired in connection with the purchases of EZchip Technologies shares in the share exchange transactions (as described below under Item 5B., “Operating and Financial Review and Prospects – Liquidity and Capital Resources” and in Notes 3 and 10 to our consolidated financial statements). Each of the EZchip Technologies share acquisitions was accounted for according to the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition. Existing technology is amortized using the straight-line method over its useful life, which is up to four years. For the year ended December 31, 2008, amortization of existing technology increased by $0.9 million, or 72%, to $2.1 million from $1.2 million in the year ended December 31, 2007. This increase resulted mainly from the January 2008 share exchange transaction, which increased the existing technology asset in our balance sheet by $4.0 million and resulted in increased amortization cost during 2008.

Gross Profit

        For the year ended December 31, 2008, gross profit increased by $9.3 million, or 90%, to $19.5 million (58% of revenues) from $10.2 million (53% of revenues) in the year ended December 31, 2007, primarily as a result of the increase in revenues. The increase in gross profit as a percentage of revenues is primarily the result of the increased volume production orders from our contract manufactures characterized by lower unit prices, as well as from a favorable customer and product mix.

Research and Development Expenses, Net

        Research and development expenses consist primarily of the salary and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs). The reported figures consist entirely of EZchip Technologies’ research and development costs. Since April 1, 2006, we have received research and development participation grants from the OCS. For the year ended December 31, 2008, research and development costs increased by $5.3 million, or 50%, to $16.0 million (excluding OCS grants of $3.0 million) from $10.7 million (excluding OCS grants of $2.1 million) in the year ended December 31, 2007. This increase is attributable primarily to increased labor costs in the 2008 period (resulting from an increase in the number of our research and development personnel, an increase in the average labor cost per employee, a higher level of equity based compensation under SFAS No. 123(R) and the devaluation of the U.S. dollar compared to the NIS, which increased the U.S. dollar value of our NIS denominated costs), as well as to substantially higher non-recurring engineering costs related to the development of our NP-3 and NPA network processors.

In-Process Research and Development Charge

        We recorded in-process research and development charges in the amounts of $5.1 million in the year ended December 31, 2008 and $0.4 million in the year ended December 31, 2007 in connection with our purchases of EZchip Technologies’ shares in January 2008 and September 2007, respectively. See Note 3 to the consolidated financial statements.

Sales, General and Administrative Expenses

        Sales, general and administrative expenses consist primarily of salaries, commissions to third party sales representatives, participation in trade shows and travel expenses, as well as legal, accounting and other services and administrative costs. For the year ended December 31, 2008, these expenses increased by $1.6 million, or 26%, to $7.5 million from $5.9 million in the year ended December 31, 2007. This increase is attributable primarily to (i) higher labor costs (resulting from an increase in the number of sales and marketing personnel, an increase in the average labor cost per employee, a higher level of equity-based compensation under SFAS No. 123(R) and the devaluation of the U.S. dollar compared to the NIS, which increased the U.S. dollar value of our NIS denominated costs), (ii) amortization of intangible asset created in the January 2008 EZchip Technologies share exchange transaction, and (iii) a generally higher level of marketing expenses, sales commissions, legal, accounting and other administrative costs, associated mainly with the growth of our business.

Financial Income (Expenses), Net

        Financial income (expenses), net reflects the income or expenses from traditional interest income or financing expenses and from exchange rate fluctuations and currency translation. For the year ended December 31, 2008, net financial income increased by $1.3 million to $1.4 million from net financial income of $0.1 million for the year ended December 31, 2007. This increase is attributable mainly to a long-term loan that was fully repaid in October 2007 resulting in substantially lower interest and amortization expenses in the 2008 period. In addition, in 2008 we recorded significantly higher interest income resulting from higher cash balances in the 2008 period.

Minority Interest in Losses of EZchip Technologies

        Minority interest in losses of EZchip Technologies reflects the share of EZchip Technologies’ minority shareholders in EZchip Technologies’ loss. The amounts of $37,000 and $445,000 represent proceeds received during 2008 and 2007, respectively, from the exercise of options to purchase ordinary shares of EZchip Technologies.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Revenues

        For the year ended December 31, 2007, revenues increased by $11.0 million, or 130%, to $19.5 million from $8.5 million in the year ended December 31, 2006. Revenues from sales of network processor chips (including network processor-based systems) increased by $10.5 million, or 133%, to $18.4 million in the year ended December 31, 2007 from $7.9 million in the year ended December 31, 2006. The increase in revenues is primarily attributable to increased NP-2 purchases by a few customers that entered into their production stage for networking products incorporating our network processor chips.

        Revenues from sales of NP-2 network processor chips (including network processor-based systems) increased by $10.2 million, or 223%, to $14.8 million in the year ended December 31, 2007 from $4.6 million in the year ended December 31, 2006. The increase is as a result of several of our customers (primarily Juniper Networks) entering into the volume production stage for networking products incorporating the NP-2 processor. Revenues from sales of our NP-1c network processor chips (including network processor-based systems) increased by $276,000, or 8%, to $3.6 million in the year ended December 31, 2007 from $3.3 million in the year ended December 31, 2006.

Cost of Revenues

        For the year ended December 31, 2007, our cost of revenues increased by $4.4 million, or 119%, to $8.0 million (41% of revenues) from $3.7 million (43% of revenues) in the year ended December 31, 2006. The increase in cost of revenues is primarily as a result of the increase in the sale of network processor chips and network processor-based systems.

        Cost of revenues attributable to the sale of network processor chips and network processor-based systems increased by $3.9 million, or 123%, to $7.1 million (37% of revenues) in the year ended December 31, 2007 from $3.2 million (38% of revenues) in the year ended December 31, 2006, primarily reflecting the increase in sales of NP-2 network processor chips. The decrease in cost of revenues as a percentage of revenues is primarily the result of the increased volume production orders from our contract manufacturer, characterized by lower unit prices.

Amortization of Existing Technology

        For the year ended December 31, 2007, amortization of existing technology increased by $0.8 million, or 236%, to $1.2 million from $0.4 million in the year ended December 31, 2006. This increase resulted mainly from the EZchip Technologies share exchange transaction completed in December 2006, which increased the existing technology asset in our balance sheet by $2.8 million and resulted in increased amortization cost during 2007.

Gross Profit

        For the year ended December 31, 2007, gross profit increased by $5.8 million, or 131%, to $10.2 million (53% of revenues) from $4.4 million (52% of revenues) in the year ended December 31, 2006, primarily as a result of the increase in revenues.

Research and Development Expenses, Net

        For the year ended December 31, 2007, research and development costs increased by $1.2 million, or 13%, to $10.7 million (excluding OCS grants of $2.1 million) from $9.4 million (excluding OCS grants of $1.0 million) in the year ended December 31, 2006. This increase is attributable primarily to higher labor costs in the 2007 period, resulting from an increase in the number of our research and development personnel (from 72 persons at the end of 2006 to 81 persons at the end of 2007), combined with an increase in the average labor cost per employee and a higher level of equity based compensation under SFAS No. 123(R), which were partially offset by significantly lower non-recurring engineering costs in 2007 compared to 2006.

In-Process Research and Development Charge

        We recorded in-process research and development charges in the amounts of $0.4 million in the year ended December 31, 2007 and $2.0 million in the year ended December 31, 2006 in connection with the purchases of EZchip Technologies’ shares in September 2007 and December 2006, respectively. See Note 3 to the consolidated financial statements.

Sales, General and Administrative Expenses

        For the year ended December 31, 2007, sales, general and administrative expenses increased by $1.6 million, or 38%, to $5.9 million from $4.3 million in the year ended December 31, 2006. This increase is attributable primarily to equity-based compensation expense recorded under SFAS No. 123(R) and to a lesser extent to labor costs (resulted from the increase in personnel as well as to an increase in the average labor cost per employee), marketing expenses, sales commissions, legal, accounting and other administrative costs associated mainly with the growth of our business.

Financial Income (Expenses), Net

        For the year ended December 31, 2007, net financial income increased by $2.3 million, or 103%, to $71,000 from net financial expenses of $2.2 million for the year ended December 31, 2006. This increase is primarily attributable to the accretion of $2.7 million to the redemption value of the EZchip Technologies Redeemable Preferred Shares in 2006. In December 2006, we acquired additional preferred shares of EZchip Technologies resulting in our owning the majority of the EZchip Technologies Series C Redeemable Preferred Shares. As a result, a redemption demand cannot be delivered without our consent and we therefore ceased to record any interest expense in our consolidated financial statements. As of January 22, 2008, we own all of EZchip Technologies’ outstanding Redeemable Preferred Shares. See Note 20 to the consolidated financial statements.

Minority Interest in Losses of EZchip Technologies

        Minority interest in losses of EZchip Technologies reflects the share of EZchip Technologies’ minority holders of ordinary shares in EZchip Technologies’ loss. The amounts of $0.4 million and $0.2 million represent proceeds received during 2007 and 2006, respectively, from the exercise of options to purchase ordinary shares of EZchip Technologies.

Effective Corporate Tax Rate

        Israeli companies were subject to corporate tax at the rate of 27% of their taxable income in 2008. The corporate tax rate was further reduced to 26% in 2009 and will be further reduced to 25% in 2010 and thereafter. However, because we have elected to participate in the alternative package of tax benefits for our current approved enterprise, the income derived from that enterprise will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period. The period of tax benefits for EZchip Technologies’ approved enterprise is valid for ten years following the first year in which the company generated net income associated with the approved enterprise. Certain investment income derived by EZchip Technologies from investments may not be regarded by the Israeli tax authorities as income from its approved enterprise or privileged enterprise and consequently may be taxed at the regular statutory rate in Israel. As of December 31, 2008, EZchip Technologies did not generate any tax-exempt income from its approved enterprise and privileged enterprise. See Item 10.E, “Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

        We and EZchip Technologies have operating tax loss carryforwards resulting from the years up to and including 2008 of approximately $80.1 million, which may be carried forward indefinitely.

        EZchip Inc. is subject to U.S. income taxes and has operating tax loss carryforwards resulting from the years up to and including 2008 of approximately $3.1 million.

        Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

        We and EZchip Technologies have accumulated capital loss carryforwards in the amount of $28.5 million.

        We and our subsidiaries have a history of losses and therefore provided valuation allowances in respect of deferred tax assets resulting from operating loss carryforwards, capital loss carryforwards and other temporary differences.

Our Location in Israel

        We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Impact of Currency Fluctuation

        A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. Such trend continued during the first three quarters of 2008. The U.S. dollar began to recover during the fourth quarter of 2008 and further appreciated against the NIS during the first three months of 2009. Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we use hedging techniques, we cannot eliminate the effects of currency fluctuations. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price. The caption “Financial income (expenses), net” in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense. See Note 20 to our consolidated financial statements. See also discussion in Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

Seasonality

        Our operating results are generally not characterized by a seasonal pattern.

Recently Issued Accounting Standards

        See Note 2w to our consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and research and development grants. Until 2006, EZchip Technologies’ research and development was funded through the proceeds of third party investments, combined with contributions from our company. Since April 2006, EZchip Technologies’ research and development efforts have been financed, in part, through grants from the OCS.

        Loan. In August 2006, EZchip Technologies entered into a credit agreement with Plenus II, Limited Partnership and Plenus II (D.C.M.), Limited Partnership, as lenders, pursuant to which the lenders agreed to make a $4.0 million line of credit available to EZchip Technologies, which could be increased by an additional $2.0 million upon EZchip Technologies’ achievement of certain milestones. Under the terms of the credit agreement, EZchip Technologies was able to draw amounts under the line of credit from time to time until August 2007, at which time the drawn and unpaid amount was fixed and the revolving line of credit facility became a loan. The loan bears annual interest of LIBOR+3% for the first two years and LIBOR+4.5% for the third year. The principal of the loan was to be repaid in 12 equal monthly payments, commencing August 2008. As part of the credit agreement, EZchip Technologies issued to the lenders 910,000 Series C Redeemable Preferred Shares. We acquired these shares in December 2006 in exchange for our ordinary shares. In October 2007, EZchip Technologies repaid the loan in full in an early repayment and the floating charge was removed.

        Exchange and Purchase of EZchip Technologies Shares. From 2005 through January 2008, we acquired substantially all of the outstanding EZchip Technologies shares. In 2005, 2006 and January 2008, the EZchip Technologies shares were exchanged for our ordinary shares, and in August and September 2007, the EZchip Technologies shares were acquired for cash. As a result of such transactions, we currently hold a 99% ownership interest in EZchip Technologies. See Note 3 to the consolidated financial statements.

        EZchip Semiconductor Public Offering. In August and September 2007, we concluded a $43.6 million public offering of our ordinary shares, of which a net amount of $14.2 million was used to increase our ownership interest in EZchip Technologies through the purchase of EZchip Technologies shares issued upon the exercise of employee stock options.

        Working Capital; Cash, Cash Equivalents and Marketable Securities. As of December 31, 2008, we had $52.6 million in working capital and $48.1 million in cash, cash equivalents and marketable securities, compared to $46.0 million in working capital and $42.6 million in cash, cash equivalent and marketable securities as of December 31, 2007 and $19.4 million in working capital and $17.6 million in cash, cash equivalents and marketable securities as of December 31, 2006.

        Cash flows. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2006	2007	2008
	(in thousands)

Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(7,136)	$(1,130)	$6,242
Net cash used in investing activities	(207)	(5,902)	(16,834)
Net cash provided by financing activities	5,414	26,318	8

Increase (decrease) in cash and cash equivalents	(1,929)	19,286	(10,584)
Cash and cash equivalents - beginning of year	14,115	12,186	31,472

Cash and cash equivalents - end of year	$12,186	$31,472	$20,888

        Net cash provided by operating activities was approximately $6.2 million for the year ended December 31, 2008 compared with net cash used in operating activities of approximately $1.1 million for the year ended December 31, 2007 and $7.1 million for the year ended December 31, 2006. The improvement in cash flows from operating activities in 2008 and 2007 resulted from the increase in revenues during 2007 (130% over 2006) and 2008 (72% over 2007), while cash related operating expenses in 2007 remained at a constant rate compared to 2006 and in 2008 moderately increased compared to 2007. There was no material change in the mix or type of expenses used in operating activities during 2006 through 2008.

        Net cash used in investing activities was approximately $16.8 million for the year ended December 31, 2008. Of such amount, approximately $16.7 million, net was used to purchase marketable securities and approximately $0.1 million was used to purchase property and equipment. Net cash used in investing activities was approximately $5.9 million for the year ended December 31, 2007. Of such amount, approximately $5.6 million net was used to purchase marketable securities and approximately $0.3 million was used to purchase property and equipment. Net cash used in investing activities was approximately $0.2 million for the year ended December 31, 2006, primarily attributable to purchases of property and equipment.

        For the year ended December 31, 2008, net cash provided by financing activities was approximately $8,000. This amount is attributable to proceeds of $40,000 from the exercise of employee’s stock options, offset in part by approximately $32,000 of expenses related to share issuance. For the year ended December 31, 2007, net cash provided by financing activities was approximately $26.3 million. This amount is attributable to proceeds of approximately $25.6 million from our August and September 2007 public offerings (after the contemporaneous purchase of EZchip Technologies’ shares issued upon exercise of EZchip Technologies employee stock options), approximately $4.7 million generated from the exercise of employee stock options, offset in part by repayment of a $4.0 million long term loan. Net cash provided by financing activities was approximately $5.4 million for the year ended December 31, 2006. This amount is attributable to proceeds of $1.4 million from the exercise of stock options and proceeds of $4 million from a long-term loan.

        We believe that our unused cash, cash equivalents and marketable securities balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        Currently, 84 employees, representing about 72% of our employees, are engaged in research and development. EZchip Technologies’ senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

        Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS. The following table sets forth our research and development expenses for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

Research and development expenses	$9,405	$10,651	$15,964
Less Office of the Chief Scientist grants	1,003	2,122	3,011
Research and development expenses, net	$8,402	$8,529	$12,953

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

        Our 2008 revenues increased 72% to $33.6 million, up from $19.5 million in 2007. This increase in revenues is primarily attributable to increased purchases by a limited number of large NP-2 customers who entered the production stage for networking products that incorporate our network processor chips. Combined sales of NP-2 and NP-3 products accounted for 85% of our 2008 revenues; NP-1 products contributed an additional 13%; and the remaining 2% resulted primarily from the sale of software tools and services.

        Two major tier-1 CESR vendors are building several of their CESR platforms incorporating EZchip Technologies network processors.

—	Juniper Networks, which accounted for approximately 55% of our 2008 revenues, entered production with NP-2 based products in 2007 and continued to launch additional products that incorporate our NPUs during 2008. Although we believe Juniper is still in the early stages of selling platforms that incorporate EZchip NPUs, it is extremely difficult to predict how the current economic downturn may affect the sales of these products. Carriers are carefully monitoring their financial performance and capital expenditures, and they may reduce or defer their capital expenditures on CESR, which would adversely affect the relevant Juniper product lines.

—	A second major vendor has selected a customized version of NP-3, developed in collaboration with Marvell, for its principal CESR platforms. This CESR vendor accounted for a relatively minor portion of our revenues in 2008 and entered production during the first quarter of 2009 with platforms that incorporate our customized NP-3 processor developed in collaboration with Marvell. We therefore expect to see revenue growth from such customer, although the ramp-up could be slower than expected as a result of current market conditions. Under this collaboration, Marvell manufactures and sells the chip to the customer and pays us a royalty that is comparable to the gross profit that we would have generated had we sold the chip directly to the customer. Since we do not incur any production costs under this model, sales to such customer result in a higher gross margin.

        As of December 31, 2008, we had a total of 171 design wins, of which 114 were in production. The remaining 57 design wins are in the product development phase, and we expect a significant portion of them to enter production during 2009. Typically, a relatively small percentage of the design wins, which come from our large customers, are likely to account for a large percentage of our revenues.

        Our chips are incorporated into communication equipment with lengthy design and development cycles, resulting in an average of approximately two years from design win to initial production of the equipment. Volume orders can be expected only after the customer enters into volume production of the equipment, which may take an additional year. Consequently, we have not yet realized the potential of our design wins and our quarterly revenues may fluctuate significantly. We do not expect that all of our design wins will reach production stage, as projects may be halted, delayed or cancelled. In addition, there is no assurance that products that have reached production will be successfully accepted in the marketplace. Our future revenue ramp-up will continue to depend on our customers’ successful development of new products that incorporate our network processors, on market acceptance of these products, on the continued growth of the telecommunications and related markets and on the recovery of the global economy.

        See also discussion in Item 5A “Operating Results and Financial Review and Prospects – Operating Results.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our material contractual obligations as of December 31, 2008:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$3,044	996	1,165	848	35
Uncertain income tax position (1)	217	-	-	-	-

Severance pay (2)	4,081	-	-	-	-

Total	7,342	996	1,165	848	35

(1)	Uncertain income tax position under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48, is due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 17a to our consolidated financial statements for further information regarding our liability under FIN 48.

(2)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $0.9 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position(s)

Benny Hanigal	59	Chairman of the Board
Eli Fruchter(1)	53	Director, President and Chief Executive Officer of EZchip Technologies
Dror Israel	40	Chief Financial Officer
Amir Eyal	49	Vice President - Business Development of EZchip Technologies
Ran Giladi (2)	54	Director
Karen Sarid (2)(3)	58	Director
Shai Saul (2)(3)(4)	47	Director
David Schlachet (1)(2)(3)(4)	63	Director

(1)	Member of our Risk Management Committee.
(2)	“Independent Director” under rules of the Securities and Exchange Commission and NASDAQ Marketplace Rules (see explanation below)
(3)	Member of our Audit Committee.
(4)	“Outside Director” within the meaning of the Israeli Companies Law (see explanation below)

        Benny Hanigal has served as the Chairman of our Board of Directors since December 2007, and as the Chairman of the Board of Directors of EZchip Technologies since December 2006. Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995. In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997. From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds. Mr. Hanigal also serves as a director of Alvarion Ltd. Mr. Hanigal holds a B.Sc. degree in Electrical Engineering from the Technion -Israel Institute of Technology.

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

        Amir Eyal has served as Vice President – Business Development of EZchip Technologies since August 1999. From 1997 to 1998, Mr. Eyal served as Vice President of Marketing at CLASS Data Systems, a start-up that provides solutions for network Quality of Service, which was acquired by Cisco Systems in 1998. From 1996 to 1997, Mr. Eyal served as Vice President, Marketing at ORNET Data Communications, a LAN switch vendor. From 1994 to 1996, Mr. Eyal served as Director of Marketing at RAD Network Devices, a router vendor and member of the RAD-BYNET Group and served in pre-sale and post-sale roles at that company from 1988-1994. From 1986 to 1988, Mr. Eyal was a chip design engineer at Clarity, a chip design start-up. Mr. Eyal holds a B.Sc. degree in Computer Engineering from the Technion-Israel Institute of Technology.

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

        Karen Sarid has served as a director of our company since December 2001 and is a member of our audit committee. Ms. Sarid has served as the General Manager of Galil Medical Israel since 2007. Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market. Prior thereto and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd. From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market. Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996. Ms. Sarid also serves as a director of Oridion Systems Ltd.. Gilat Satellite Networks Ltd. and Endymion Medical Ltd. Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

        Shai Saul has served as a director of our company since December 2006 and is a member of our audit committee. Mr. Saul has serves as the General Partner of DFJ Tamir Fishman Ventures, an Israeli technology-focused venture capital fund, since 1999. During 2001, Mr. Saul served as CEO of CopperGate Communications. From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a leading provider of digital rights management and security solutions. From 1993 to 1994, Mr. Saul served as chief executive officer of Ganot Ltd., a cleantech company. Mr. Saul also serves as Chairman of the board of directors of CopperGate Communications and as a director of Allot Communications Ltd. (NASDAQ: ALLT) and SuperFish Inc., among others. Mr. Saul previously served as a director of Native Networks (acquired by Alcatel) and Teleknowledge Ltd. (acquired by Mer Telemanagement Solutions Ltd.) Mr. Saul holds an LL.B. degree from Tel Aviv University.

        David Schlachet has served as director of our company since September 2005 and is a member of our audit committee. Mr. Schlachet served as chief executive officer of Syneron Medical Ltd. from November 2005 to May 2007, after having served as chief financial officer of Syneron Medical Ltd. from July 2004 to November 2005. From January 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in life sciences. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. Mr. Schlachet also served as an active Chairman of Elite Industries Ltd. From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director of Syneron Medical Ltd., a NASDAQ-listed company, and is a director of Adgar Investment and Development Ltd., Mazor Surgical Technology Ltd. and Taya Investment Company Ltd., which are traded on the Tel Aviv Stock Exchange. Mr. Schlachet also serves as a director and audit committee member of the Tel Aviv Stock Exchange and two private startup companies. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

        There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

        The aggregate amount of compensation paid during 2008 to all of our directors and executive officers as a group (eight persons) for services in all capacities was approximately $643,000. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel. The aggregate amount set aside or accrued during 2008 to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, was approximately $48,000. All our executive officers work full time for us.

        During the year ended December 31, 2008, we paid each of our outside directors approximately $1,700 per quarter and approximately $360 per meeting attended. Our other directors did not receive any cash compensation during 2008. Effective as of January 1, 2008, we pay a $3,000 monthly fee to Mr. Benny Hanigal in connection with his service as Chairman of our Board of Directors. Prior to that date and from December 2006, Mr. Hanigal was paid the same monthly amount for his service as Chairman of the Board of Directors of EZchip Technologies.

        During 2008, we granted our directors and executive officers as a group options to purchase an aggregate of 436,600 ordinary shares, with a weighted average exercise price of $14.2 that expire in 2015, all of which were granted under our 2003 Amended and Restated Equity Incentive Plan. See Item 6E. “Directors, Senior Management and Employees – Share Ownership – Equity Incentive Plans.”

        We follow Israeli law and practice, instead of the NASDAQ Marketplace requirements, regarding the compensation of our executive officers. See Item 16G. “Corporate Governance.”

C.	BOARD PRACTICES

Election of Directors

        Our board of directors currently consists of six members. Under our articles of association, the board is to consist of between three and fourteen members, with the number fixed from time to time by our shareholders.

        Our directors, other than our outside directors, as described below, are appointed by our shareholders at our annual general meeting and hold office until the next annual general meeting. Our annual general meetings are held at least once every calendar year, but not more than 15 months after the last preceding annual general meeting. In the intervals between our annual general meetings, the board of directors may appoint new directors to fill vacancies. Our officers serve at the discretion of the board of directors, subject to the terms of any agreement between them and us and the provisions of the Israeli Companies Law.

        We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. See Item 16G. “Corporate Governance.”

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

        Messrs. Shai Saul and David Schlachet serve as our outside directors under the Israeli Companies Law. Mr. Saul’s term will expire in November 2009 and Mr. Schlachet’s term will expire in July 2011, following which their service as an outside director may each be extended for additional three-year terms.

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

        Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independent director requirements of the NASDAQ Marketplace Rules described above.

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

Risk Management Committee

        Our board of directors established a Risk Management Committee to supervise currency risk management and the investment of our company’s funds. Our Risk Management Committee currently consists of Eli Fruchter and David Schlachet. Our Chief Financial Officer, Dror Israel, and an outside consultant in the field of risk management regularly advise the committee’s members.

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

Directors’ Service Contracts

        We do not have any service contracts with our directors, except for the $3,000 monthly fee we pay to Mr. Benny Hanigal commencing January 1, 2008 in connection with his services as Chairman of our Board of Directors. Prior to that date and from December 2006, Mr. Hanigal was paid the same monthly amount for his services as the Chairman of the Board of Directors of EZchip Technologies.

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

        Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

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

D.	EMPLOYEES

        As of March 30, 2009, we had 116 employees. The following table presents the number of our employees categorized by activity as of December 31:

	As of December 31,
	2006	2007	2008

Operations	8	8	9
Research and development	72	81	84
Sales and marketing	13	13	15
General and administrative	7	8	8

Total (1)	100	110	116

        The following table presents the number of our employees categorized by geographic location as of December 31:

	As of December 31,
	2006	2007	2008

Israel (1)	92	103	109
United States	7	6	6
China	1	1	1

Total	100	110	116

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

        Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause. All of our Israeli employees are covered by life and/or pension insurance policies providing customary benefits to employees, including retirement and severance benefits. Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to all employees in Israel, including our Israeli employees. According to such provisions, all employees employed for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer. We contribute 13.3% of base wages to such plans and employees contribute between 5.0% to 7% of their base wages. We also contribute 7.5% of base wages to certain “professional advancement” funds for our employees and they contribute 2.5% of base wages. Our contribution is limited to the maximum amounts that are not considered taxable income to the employee. Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. The payments to the National Insurance Institute are determined progressively in accordance with wages.

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

        As of December 31, 2008, our executive officers and directors as a group held options to purchase an aggregate of 522,600 of our ordinary shares. The weighted average exercise price of these options is $13.9 and their expiration dates range from 2012 to 2015. For information regarding ownership of our ordinary shares by our directors and executive officers as a group, see Item 7.A. “Major Shareholders and Related Party Transactions – Major Shareholders.”

Equity Incentive Plans

EZchip Semiconductor Equity Incentive Plans

        2003 Amended and Restated Equity Incentive Plan. On October 2003, EZchip Semiconductor adopted the 2003 Israeli Share Option Plan. The plan was amended in December 2006 and further amended in December 2007. The plan was renamed the 2003 Amended and Restated Equity Incentive Plan, or the 2003 Israel Plan. Up to 933,760 ordinary shares may currently be granted under the 2003 Israel Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan. The 2003 Israel Plan is administered by the Board of Directors, or a committee of the Board that is delegated authority to act as the administrator. The administrator has broad discretion, subject to certain limitations, to determine the persons entitled to receive awards, the terms and conditions on which awards are granted and the number of shares subject to each award granted. Under the 2003 Israel Plan, we may grant restricted share units, or RSUs, and options to purchase our ordinary shares to Israeli employees, directors, consultants, advisers and service providers of our company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive awards under the 2003 Israel Plan are afforded certain tax benefits (excluding our controlling shareholders or those who are not our employees or directors). We have elected the benefits available under the “capital gains” alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the awards in the name of a trustee for each of the employees who is granted awards. Each award, and any ordinary shares acquired upon the exercise of the award, must be held by the trustee for a period of 24 months. The 2003 Israel Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant. Awards granted under the 2003 Israel Plan are generally exercisable over four years. Awards that are not exercised will become available for further grant by the Board under the 2003 Israel Plan. In addition, pursuant to amendment to the 2003 Israel Plan approved by our shareholders in December 2007, on January 1st of each year, commencing January 1, 2009, to the extent the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan on such date is less than 4% of the number of ordinary shares issued and outstanding on such date, the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan will automatically increase on such date to equal 4% of the number of ordinary shares issued and outstanding on such date.

        As of December 31, 2008, options to purchase an aggregate of 1,550,250 ordinary shares were outstanding under the 2003 Israel Plan, with a weighted average exercise price of $13.8 per share. In addition, as of December 31, 2008, 15,750 RSUs were outstanding under the 2003 Israel Plan.

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

        As of December 31, 2008, options to purchase an aggregate of 166,000 ordinary shares were outstanding under the 2007 U.S. Plan, with a weighted average exercise price of $13.9 per share.

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

        As of December 31, 2008, there were outstanding options to purchase ordinary shares of EZchip Technologies representing approximately 9.4% of the share capital of EZchip Technologies on an as converted and fully diluted basis. Approximately 31% of these options were held by directors and officers of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information as of March 30, 2009 (unless otherwise indicated below) for (i) each shareholder known to us to beneficially own more than 5% of our outstanding ordinary shares, (ii) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares, and (iii) our executive officers and directors as a group. The information in the table below is based on 23,344,254 ordinary shares outstanding as of March 30, 2009. Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Shares(1)	Percent

JK&B Capital (2)	2,589,611	11.1%
The Goldman Sachs Group, Inc. (3)	2,422,230	10.4%
Eli Fruchter (4)	616,957	2.6%
All directors and executive officers as a group (8 persons)(5)	736,957	3.2%

(1)	The number of ordinary shares beneficially owned includes the shares issuable pursuant to options and restricted share units that are exercisable within 60 days of the date of this table. Shares issuable pursuant to such options or restricted share units are deemed outstanding for computing the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.
(2)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 8, 2008 and other information available to the company. The aggregate number of shares includes 2,563,715 ordinary shares beneficially held by JK&B Shalom II, LLC and 25,896 ordinary shares beneficially held by JK&B Capital III, Civil Law Partnership. JK&B Shalom II, LLC is a Delaware Limited Liability Company. JK&B Capital, LLC is the manager of JK&B Shalom II, LLC, and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Shalom II, LLC. David Kronfeld is the manager of JK&B Capital, LLC and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Shalom II, LLC. JK&B Capital III, Civil Law Partnership, is a German civil law partnership. JK&B Capital, LLC is the managing partner of JK&B Capital III, Civil Law Partnership and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Capital III, Civil Law Partnership. David Kronfeld is the manager of JK&B Capital, LLC and may be deemed to have shared power to vote and dispose of shares directly owned by JK&B Capital III, Civil Law Partnership. The address for each of JK&B Shalom II, LLC, JK&B Capital III, Civil Law Partnership, JK&B Capital, LLC and David Kronfeld is Two Prudential Plaza, 180 N. Stetson Avenue, Suite 4500, Chicago, Illinois 60601. Each of JK&B Shalom II, LLC, JK&B Capital III, Civil Law Partnership, JK&B Capital, LLC and David Kronfeld disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.
(3)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 9, 2008 and other information available to the company. The aggregate number of shares includes 248,830 ordinary shares beneficially held by The Goldman Sachs Group, Inc., 124,415 ordinary shares beneficially held by GS EZC Employee Holdings, L.L.C., 2,015,364 ordinary shares beneficially held by GS PEP Tech EZC Holdings, L.L.C., and 33,621 ordinary shares beneficially held by GS PEP 1999 Direct EZC Holdings, L.L.C. The Goldman Sachs Group, Inc. is a reporting company under the Exchange Act. The managing member of each of GS EZC Employee Holdings, L.L.C, GS PEP Tech EZC Holdings, L.L.C. and GS PEP 1999 Direct EZC Holdings, L.L.C. (collectively, the “GS Funds”) are wholly owned subsidiaries of The Goldman Sachs Group, Inc. and as such, The Goldman Sachs Group, Inc. has voting and investment control over the shares held by the GS Funds. The 248,830 ordinary shares shown above as held by The Goldman Sachs Group, Inc. do not include the shares held by the GS Funds. The Goldman Sachs Group Inc. disclaims beneficial ownership of the shares held by the GS Funds, except to the extent of their pecuniary interest in such shares. The address for each of the GS Funds is 85 Broad Street, New York, New York 10004.

(4)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2007 and other information available to the company. The address for Mr. Fruchter is c/o EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.
(5)	As of March 30, 2009 all directors and executive officers as a group (eight persons) held options to purchase an aggregate of 120,000 ordinary shares exercisable within 60 days of the date of the table with a weighted average exercise price of $12.61. The options expire between 2012 and 2015.

Significant Changes in the Ownership of Major Shareholders

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

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of March 25, 2009, there were 38 holders of record of our ordinary shares, including 31 holders of record residing in the United States holding 22,929,140 ordinary shares, or 98.22% of the aggregate 23,344,254 ordinary shares outstanding as of such date. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 76.69% of our outstanding ordinary shares as of such date).

B.	RELATED PARTY TRANSACTIONS

        Exchange Right Agreement. In May 2003, we executed an exchange right agreement with all of EZchip Technologies’ major shareholders. Pursuant to the agreement, EZchip Technologies’ four major shareholders were granted the right to exchange all their shares in EZchip Technologies for our ordinary shares, subject to the fulfillment of certain conditions. The exchange ratio was calculated according to a formula determined by the parties, and applied to all series of EZchip Technologies’ shares without regard to any preferences of such shares. On December 22, 2006, we issued 3,521,566 of our ordinary shares to funds affiliated with two of the major shareholders, Star Ventures and BlueRun Ventures (formerly known as Nokia Venture Partners), in exchange for their shares of EZchip Technologies. On January 22, 2008, we issued 5,011,841 of our ordinary shares to funds affiliated with the other two major shareholders, JK&B Capital and The Goldman Sachs Group, in exchange for their shares of EZchip Technologies.

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

Consolidated Financial Statements

        See the consolidated financial statements included under Item 18 “Financial Statements.”

Export Sales

        See Note 18b to the consolidated financial statements.

Legal Proceedings

        We are not a party to any litigation, other than litigation in the ordinary course of business, which in the aggregate is not material to the business of our company, and we are not aware of any threatened litigation, which in the aggregate would be material to the business of the company.

Dividend Policy

        We anticipate that we will retain any future earnings to support operations and to finance the growth and development of our business. In addition, tax-exempt income attributable to our status as an approved enterprise under Israeli tax law cannot be distributed to shareholders without subjecting us to taxes except upon the complete liquidation of our company. Tax will be levied if we decide to distribute such income in the future. Currently, we intend to reinvest the amount of our tax-exempt income. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions. In addition, our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of our shareholders, which may decrease but not increase the amount proposed by the Board of Directors.

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

        Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2008.

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

Annual Share Price Information

        The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market (for periods from January 4, 2008) and the NASDAQ Capital Market (for periods prior to January 4, 2008) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2004	$15.17	$4.77	$14.79	$5.22
2005	$14.90	$4.56	$14.41	$4.93
2006	$15.24	$5.02	$15.26	$5.25
2007	$24.89	$11.20	$24.72	$11.43
2008	$18.79	$5.63	$19.32	$6.85

Quarterly Share Price Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (for periods from January 4, 2008) and the NASDAQ Capital Market (for periods prior to January 4, 2008) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low

2007
First quarter	$15.57	$11.20	$15.11	$11.43
Second quarter	$16.99	$12.74	$16.69	$13.05
Third quarter	$20.08	$13.35	$19.81	$13.25
Fourth quarter	$24.89	$17.50	$24.72	$16.78

2008
First quarter	$18.79	$9.65	$19.32	$8.34
Second quarter	$17.87	$10.00	$18.54	$9.86
Third quarter	$18.70	$10.74	$18.76	$11.25
Fourth quarter	$16.18	$5.63	$15.68	$6.85

Monthly Share Price Information

        The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market (for periods from January 4, 2008) and the NASDAQ Capital Market (for periods prior to January 4, 2008) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low

October 2008	$12.00	$5.63	$11.74	$6.85
November 2008	$11.85	$8.00	$12.31	$8.70
December 2008	$16.18	$9.85	$15.68	$10.03
January 2009	$18.12	$14.12	$17.92	$14.42
February 2009	$17.50	$12.17	$17.25	$12.49
March 2009 (through March 30, 2009)	$14.03	$9.95	$14.09	$11.31

B.	PLAN OF DISTRIBUTION

        Not applicable

C.	MARKETS

        See Item 9A. “The Offer and Listing – Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

        Not applicable.

E.	DILUTION

        Not applicable.

F.	EXPENSE OF THE ISSUE

        Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

         Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

        Under our articles of association, most decisions may be approved by a simple majority, although certain resolutions, referred to as special resolutions (for example, changes to the articles of association), require approval of at least 75% of the shares present and voting on the matter.

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

        On April 29, 2004, EZchip Technologies and eSilicon Corporation, or eSilicon, entered into a Master ASIC Services Agreement. Under the agreement, eSilicon agreed to perform, or cause to be performed on its behalf by an agreed upon party, at the request of EZchip Technologies, various ASIC services and manufacture certain ASIC products for EZchip Technologies. eSilicon agreed to use commercially reasonable efforts to furnish the services and develop and deliver the deliverables specified in any order issued by EZchip Technologies under a project proposal determined by the parties under the agreement. Currently, eSilicon manufactures our NP-2 network processor. The agreement is for an initial term of three years, unless terminated earlier in accordance with its terms, and will automatically renew for an additional one-year term following the initial term and each renewal term thereafter, unless terminated by either party upon 90 days notice prior to the date of the automatic renewal. This summary is qualified in its entirety by the text of the agreement, which is an exhibit to this Annual Report.

        On January 1, 2007, EZchip Technologies and Juniper Networks entered into an Agreement for Purchase and Sale of Goods. Under the agreement, we agreed to supply to Juniper Networks our network processors for incorporation in Juniper Networks’ network equipment products and components upon orders issued by Juniper Networks or its affiliates. Currently, we supply Juniper Networks with our NP-2 network processor. The agreement is for an initial term of three years, unless terminated earlier in accordance with its terms, and will automatically be extended for successive two-year terms, unless terminated by either party upon prior notice in accordance with its terms. The agreement does not provide for any minimum purchase orders by Juniper Networks. For the years ended December 31, 2006, 2007 and 2008, Juniper Networks paid us under the agreement $1.6 million, $8.1 million and $18.4 million, respectively. This summary is qualified in its entirety by the text of the agreement, which is an exhibit to this Annual Report.

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

ISRAELI TAX CONSIDERATIONS, FOREIGN EXCHANGE REGULATIONS AND INVESTMENT PROGRAMS

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

General corporate tax structure in Israel

        Israeli companies were generally subject to corporate tax at the rate of 27% of their taxable income in 2008. The corporate tax rate was reduced to 26% in 2009 and will be further reduced to 25% in 2010 and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains after January 1, 2003.

        However, as discussed below, the rate may be effectively reduced for income derived from an Approved Enterprise and Privileged Enterprise.

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

        Under the Approved Enterprise program, a company is eligible for governmental grants. The tax benefits under such program are generally limited to 12 years from commencement of operation or 14 years from the date of the approval, whichever is earlier. A company may elect to receive an alternative package comprised of tax benefits, referred to as the Alternative Track, rather than grants. Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise. There is no year limitation to the Alternative Track. As of December 31, 2008, we had not generated any income under the provisions of the Investment Law.

        On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law, referred to as the Year of Election. The amendment does not apply to investment programs approved prior to December 31, 2004, and applies to new investment programs only. Therefore, our Approved Enterprise program is not subject to the provisions of the amendment, but our Privileged Enterprise program is.

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

        The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the Year of Commencement, or 12 years from the first day of the Year of Election. The tax benefits granted to a Privileged Enterprise are determined according to one of the following tax routes:

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

        Currently we have two approved programs under the Investments Law, which entitle us to tax benefits. The first program pursuant to the Investment Law, as in effect prior to the amendment (Approved Enterprise) and the second program pursuant to the Investment Law, as in effect after the amendment (Privileged Enterprise). Both approved programs are subject to the alternative track provisions pursuant to which undistributed income derived from the programs is exempt from tax for a ten year period. The exemption period for our approved programs start in the first year in which we generate taxable income from the approved enterprise, subject to certain conditions. As mentioned above, the year’s limitation does not apply to the exemption period for the approved enterprise.

        We and EZchip Technologies intend to continue to elect our investments in productive assets as Privileged Enterprise programs, but we cannot assure you that we will do so or that we will be successful. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

        The benefits available to an Approved/Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If EZchip Technologies does not fulfill these conditions in whole or in part, the benefits can be cancelled and it may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that EZchip Technologies’ Approved Enterprise and Privilege Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

        As a result of the amendment to the Investment Law in April 2005, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2008, we had not generated any income under the provisions of the new law.

Law for Encouragement of Research and Development in the Industry, 1984

        Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or the OCS, under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law. Through December 31, 2008, we had applied and received approval for grants totaling $6.6 million from the OCS. Under Israeli law and the approved plans, royalties on the revenues derived from sales of any of our products incorporating OCS funded know-how (including ancillary services) are payable to the Israeli government, generally at the rate of 4.0% during the first three years and 4.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/NIS exchange rate. Royalties are paid on our consolidated revenues. With respect to royalties for revenues derived from the partnership with Marvell, royalties to the OCS will be calculated based on Marvell’s sale price to the customer. The grants also bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

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

        As of December 31, 2008, we had an outstanding contingent obligation to pay royalties in the amount of approximately $6.4 million.

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

Taxation of Shareholders on Receipt of Dividends

Taxation of Non-Israeli Shareholders

        Under Israeli tax law, a distribution of dividends from income attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed to an individual who is deemed “a non-substantial shareholder” are subject to tax at the rate of 20%.

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

        Dividends paid from income derived from attributable to an Approved/Privileged Enterprise are subject to tax, which is withheld at the source, at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to this tax rate.

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

Distributions Paid on the Ordinary Shares

        Subject to the discussion of the passive foreign investment company rules below, a U.S. Shareholder generally will be required to include in gross income as dividend income, the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of EZchip Semiconductor’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Shareholder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars on that day. A U.S. Shareholder generally will recognize foreign currency gain or loss (which is treated as ordinary income or loss from sources within the United States) upon the subsequent disposition of the NIS.

        Subject to certain complex conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will generally be eligible for credit against a U.S. Shareholder’s U.S. federal income tax liability at such U.S. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U. S. federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which such U.S. Shareholders elect to do so for all non-U.S. income taxes. Dividends with respect to the ordinary shares will generally be classified as foreign source “passive category income” or, in the case of certain U.S. Shareholders, general category income for the purpose of computing a U.S. Shareholder’s foreign tax credit limitations for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. The rules relating to foreign tax credits are complex, and each U.S. Shareholder should consult his or her tax advisor to determine whether he or she would be entitled to this credit.

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

        Although not free from doubt, based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurance that we will not in fact be considered to be a PFIC for our current taxable year or any other subsequent year because (i) the determination of whether or not we are a PFIC will be based on the composition of our income and assets and can be definitively made only after the end of each taxable year, (ii) the value of our stock has been volatile historically, (iii) we own substantial amounts of assets such as cash and marketable securities which are considered passive assets for purposes of the PFIC rules and (iv) the legal and financial analysis to determine whether a company is a PFIC is not entirely clear. Therefore, there is no assurance that our belief regarding PFIC status will not be challenged by the U.S. Internal Revenue Service, or the IRS, or that a court will not sustain such challenge.

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

        U.S. Shareholders holding “marketable stock” (which we consider our ordinary shares to be) in a PFIC may make an election to “mark-to-market” the ordinary shares annually, rather than be subject to the above-described rules. Under such election, the U.S. Shareholder will include in income each year any excess of the fair market value of the PFIC stock at the close of each taxable year over the U.S. Shareholder’s adjusted basis in such stock. The U.S. Shareholder will generally be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. Shareholder’s adjusted tax basis in the ordinary shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to any loss recognized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock. Gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC will be capital gain or loss. An election to mark-to-market generally will apply to the taxable year in which the election is made and all subsequent taxable years.

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

        We are subject to certain of the information reporting requirements of the Exchange Act . As a “foreign private issuer,” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the ordinary shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters. We post our Annual Report on Form 20-F on our Website (www.ezchip.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

        This report and other information filed or to be filed by us can be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at:

100 F Street, NE Public Reference Room Washington, D.C. 20549

        The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR system.

        The documents concerning our company referred to in this annual report may also be inspected at our offices located at 1 Hatamar Street, PO Box 527, Yokneam 20692, Israel.

I.	SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

        Market risks relating to our operations result primarily from currency fluctuations, changes in the market value of our investments and changes in interest rates.

Currency Exchange Rate Risk Management

        Our functional currency is the U.S. dollar, and most of our revenue is denominated in U.S. dollars. However, a significant portion of the cost of our operations, mainly personnel costs of our operations in Israel, is incurred in NIS. Therefore, our NIS-related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. In addition, NIS-linked balance sheet items, mainly employment related, may create foreign exchange gains or losses, based on changes in the exchange rate between the U.S. dollar and the NIS at the beginning and end of the reporting period, consequently affecting our net income and earnings per share.

        We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts and through “natural” hedging, i.e., attempting to maintain similar levels of assets and liabilities in NIS, U.S. dollars and other currencies, to the extent commercially feasible. However, we cannot eliminate the effects of currency fluctuations altogether. Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

        We account for derivatives and hedging based on SFAS No. 133, “ Accounting for Derivative Instruments and Hedging Activities,” or SFAS No. 133. SFAS No. 133 requires us to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings depending on the exposure being hedged.

        As of December 31, 2008, we had outstanding forward contracts in the amount of $4.7 million and outstanding option contracts in the amount of $3.6 million. These contracts are for a period of up to 12 months.

Cash Investments, Marketable Securities and Interest Rate Risk Management

        Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. Our cash management policy does not allow us to purchase or hold derivative or commodity instruments, structures or “sub-prime” related holdings (such as auction rate securities and collateralized debt obligation) or other financial instruments for trading purposes.

        As of December 31, 2008, we had $20.9 million in cash and cash equivalents and $27.2 million in marketable securities. As of such date our marketable securities portfolio was composed of investment grade corporate bonds bearing average annual interest rates of approximately 3.9%, with average maturities of 18 months (maximum maturities of 2.5 years).

        The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations. Due to recent market developments, including a series of rating agency downgrades, the fair value of these investments has declined and may decline in the future. As of December 31, 2008, net unrealized losses in our marketable securities portfolio totaled $0.7 million. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

        Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk. The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2008, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

Management’s Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2008, our internal control over financial reporting is effective.

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

	Year ended December 31,
Services Rendered	2007	2008

Audit fees (1)	$130,000	$170,000
Audit-related fees (2)	68,000	52,000
Tax fees (3)	42,000	23,000

Total	$261,000	$245,000

(1)	Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted to the Securities and Exchange Commission on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	Audit-related fees in 2007 relate to a comfort letter provided to investors, review of registration statements filed with the Securities and Exchange Commission, accounting consultation and audits in connection with our applications to the Office of the Chief Scientist. Audit-related fees in 2008 relate to services provided in connection with the Securities and Exchange Commission review of our annual report on Form 20-F for the fiscal year ended December 31, 2007.
(3)	Tax fees in 2007 relate to tax consulting associated with tax compliance, international taxation, tax planning and tax advice for actual or contemplated transactions and employee benefits. Tax fees in 2008 relate to tax consulting with respect to our privileged enterprise, tax compliance, tax planning and tax advice for actual transactions.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        There were no ordinary shares of EZchip Semiconductor purchased by us or on our behalf or by any affiliated purchaser during 2008.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

        On July 27, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. In practice, we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice with respect to such corporate governance practices:

—	NASDAQ rules regarding the directors nominations process, which require that director nominees be selected, or recommended for the board of directors, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors. Under Israeli law and practice our directors are recommended by our board of directors for election by our shareholders.

—	NASDAQ rules regarding compensation of executive officers, which require that the compensation of the chief executive officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions, unless otherwise provided in the articles of association. Our articles of association do not provide otherwise. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both audit committee and board of directors approval. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the shareholders that have no personal interest in the transaction voting on the matter, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company.

PART III

ITEM 17.	FINANCIAL STATEMENTS

         Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-45 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Memorandum of Association of the Registrant (1)

1.2	Amended and Restated Articles of Association of the Registrant (2)

1.3	Certificate of Name Change of the Registrant (translated from Hebrew)

4.1	EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan (3)

4.2	EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan (4)

4.3	Ordinary Share Purchase Agreement dated August 20, 2007, by and between the Registrant and Mr. J. Cheney (5)

4.4	Ordinary Share Purchase Agreement dated September 3, 2007, by and between the Registrant and Mr. J. Cheney (6)

4.5	Ordinary Share Purchase Agreement dated September 9, 2007, by and between the Registrant and Mr. J. Cheney (7)

4.6	Agreement for Purchase and Sale of Goods dated January 1, 2007, by and between Juniper Networks, Inc. and EZchip Technologies Ltd.(8)*

4.7	Master ASIC Services Agreement dated April 29, 2004, by and between eSilicon Corporation and EZchip Technologies Ltd.(9)*

8.1	List of Subsidiaries

12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of Principal Executive Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

*	Confidential treatment has been requested for certain deleted portions.
(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.
(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.
(3)	Filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.
(4)	Filed as Exhibit to the Registrant’s Form 6-K, dated December 3, 2007, and incorporated herein by reference.

(5)	Filed as Exhibit to the Registrant’s Form 6-K, dated August 21, 2007, and incorporated herein by reference.
(6)	Filed as Exhibit to the Registrant’s Form 6-K, dated September 4, 2007, and incorporated herein by reference.
(7)	Filed as Exhibit to the Registrant’s Form 6-K, dated September 10, 2007, and incorporated herein by reference.
(8)	Filed as Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2007 and incorporated herein by reference.
(9)	Filed as Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2007 and incorporated herein by reference.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD)
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4) 8654000 Fax: 972 (3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.)

        We have audited the accompanying consolidated balance sheets of EZchip Semiconductor Ltd. (“the Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31 2008, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2m to the consolidated financial statements effective January 1, 2007, the Company adopted the provisions of Statement of Financial Accounting Standard Interpretation No. 48 “Accounting for Uncertainty In Income Taxes”, an interpretation of FASB Statement no. 109.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2009 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
March 30, 2009	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4) 8654000 Fax: 972 (3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.)

        We have audited EZchip Semiconductor Ltd (“the Company”) and its subsidiaries internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form-20F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

        In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 30, 2009 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
March 30, 2009	A Member of Ernst & Young Global

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$20,888	$31,472
Available-for-sale marketable securities	4	27,227	11,156
Trade receivables (net of allowance for doubtful accounts of $40
as of December 31, 2008 and 2007).		5,040	2,877
Other accounts receivable and prepaid expenses	6	623	1,180
Inventories	7	3,884	3,109

Total current assets		57,662	49,794

LONG-TERM INVESTMENTS:
Prepaid development and production costs, net	8	50	148
Severance pay fund		3,148	2,640

Total long-term investments		3,198	2,788

PROPERTY AND EQUIPMENT, NET	9	273	394

INTANGIBLE ASSETS, NET	10	6,694	2,736

GOODWILL	11	96,276	49,533

Total assets		$164,103	$105,245

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2008	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$888	$254
Other accounts payable and accrued expenses	12	4,220	3,524

Total current liabilities		5,108	3,778

LONG-TERM LIABILITIES:
Accrued severance pay		4,081	3,272

Total long-term liabilities		4,081	3,272

EMPLOYEE STOCK OPTIONS IN EZCHIP TECHNOLOGIES	16	2,773	2,141

PREFERRED SHARES IN EZCHIP TECHNOLOGIES	2j,16	-	23,770

COMMITMENTS AND CONTINGENT LIABILITIES	14

SHAREHOLDERS' EQUITY:
Share capital
Ordinary Shares of NIS 0.02 par value -	15
Authorized: 50,000,000 shares at December 31, 2008 and 2007, respectively; Issued and outstanding: 23,344,004 and 18,312,245
shares at December 31, 2008 and 2007, respectively		134	106
Additional paid-in capital		247,356	162,233
Accumulated other comprehensive loss		(705)	(11)
Accumulated deficit		(94,644)	(90,044)

Total shareholders' equity		152,141	72,284

Total liabilities and shareholders' equity		$164,103	$105,245

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2008	2007	2006

Revenues	18	$33,566	$19,488	$8,469
Costs of revenues (*)		11,983	8,032	3,664
Amortization of existing technology		2,083	1,208	360

Gross profit		19,500	10,248	4,445

Operating expenses:
Research and development (net of grants and
participations in the amount of $3,011, $2,122 and
$1,003 for the years ended December 31, 2008, 2007
and 2006, respectively) (*)		12,953	8,529	8,402
In-process research and development charge		5,125	396	2,033
Selling and marketing (*)		4,430	3,269	2,735
General and administrative (*)		3,037	2,658	1,560

Total operating expenses		25,545	14,852	14,730

Operating loss		(6,045)	(4,604)	(10,285)
Financial income (expenses), net	20	1,408	71	(2,204)

Loss before minority interest		(4,637)	(4,533)	(12,489)

Minority interest in loss of EZchip Technologies		37	445	172

Net loss		$(4,600)	$(4,088)	$(12,317)

Net loss per share (basic and diluted)		$(0.20)	$(0.25)	$(1.05)

Weighted average number of Ordinary Shares used in
computing net loss per share		23,048,868	16,533,369	11,745,171

(*) Includes stock-based compensation expenses. (see also Note 15c).

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity (deficiency)

Balance as of January 1, 2006	11,633,771	$75	$61,185	$(36)	$(73,417)		$(12,193)

Issuance of shares, net of issuance cost of $43	3,878,235	18	55,612	-	-		55,630
Exercise of stock options	157,587	*) -	867	-	-		867
Stock-based compensation	-	-	52	-	-		52
Comprehensive loss:
Unrealized gain on available-for-sale marketable securities	-	-	-	17	-	17	17
Net loss	-	-	-	-	(12,317)	(12,317)	(12,317)

Total comprehensive loss						(12,300)

Balance as of December 31, 2006	15,669,593	93	117,716	(19)	(85,734)		32,056
Issuance of shares, net of issuance cost of $150	2,500,000	12	43,465	-	-		43,477
Exercise of stock options	142,652	1	623	-	-		624
Stock-based compensation	-	-	429	-	-		429
Comprehensive loss:
Unrealized gain on available-for-sale marketable securities	-	-	-	8	-	8	8
Cumulative effect of change in accounting for
uncertainties in income taxes (FIN 48 - see Note 17a)	-	-	-	-	(222)	-	(222)
Net loss	-	-	-	-	(4,088)	(4,088)	(4,088)

Total comprehensive loss						(4,080)

Balance as of December 31, 2007	18,312,245	106	162,233	(11)	(90,044)		72,284

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity (deficiency)

Issuance of shares, net of issuance cost of $32	5,011,841	28	82,619	-	-		82,647
Exercise of stock options	1,250	*) -	3	-	-		3
Exercise of Restricted share units	12,000	*) -	*) -	-	-		-
Cashless exercise of warrants (see Note 15d)	6,668	*) -	*) -	-	-		-
Stock-based compensation	-	-	2,501	-	-		2,501
Comprehensive loss:
Unrealized loss on available-for-sale marketable
securities	-	-	-	(671)	-	(671)	(671)
Unrealized loss on foreign currency cash flow hedges
transactions	-	-	-	(23)	-	(23)	(23)
Net loss	-	-	-	-	(4,600)	(4,600)	(4,600)

Total comprehensive loss						$(5,294)

Balance as of December 31, 2008	23,344,004	$134	$247,356	$(705)	$(94,644)		$152,141

*) Less than $ 1.

Accumulated other comprehensive loss

	Year ended December 31,
	2008	2007	2006

Accumulated unrealized loss on available-for-sale marketable
securities	$682	$11	$19
Accumulated unrealized loss on foreign currency cash flow hedges	23	-	-

Accumulated other comprehensive loss	$705	$11	$19

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net loss	$(4,600)	$(4,088)	$(12,317)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,887	1,655	682
In-process research and development charge	5,125	396	2,033
Accumulated interest and accretion of discount and premium on
marketable securities	(45)	(82)	(85)
Realized loss related to sale of marketable securities	27	-	-
Accrued interest and revaluation to fair value of Redeemable
Preferred Shares in EZchip Technologies	-	-	2,649
Accrued severance pay, net	301	119	87
Amortization of discount on long-term loan	-	663	80
Stock-based compensation related to options granted to employees
of the Company and EZchip Technologies	3,133	2,458	609
Minority interest in loss of EZchip Technologies	(37)	(445)	(172)
Change in fair value of warrants to Redeemable Preferred Shares	-	-	(9)
Increase in trade receivables, net	(2,163)	(1,218)	(775)
Write down of bad debt	-	47	-
Decrease (increase) in other accounts receivable and prepaid
expenses	557	(497)	(383)
Decrease (increase) in inventory	(250)	415	(1,391)
Increase (decrease) in trade payables	634	(763)	680
Increase in other accounts payable and accrued expenses	673	210	1,176

Net cash provided by (used in) operating activities	6,242	(1,130)	(7,136)

Cash flows from investing activities:
Investment in available-for-sale marketable securities	(22,697)	(6,613)	(5,471)
Proceeds from sale and redemption of available-for-sale marketable
securities	5,973	1,019	5,495
Purchase of property and equipment	(110)	(309)	(231)
Proceeds from sale of property and equipment	-	1	-

Net cash used in investing activities	$(16,834)	$(5,902)	$(207)

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from financing activities:
Issuance of shares, net	$(32)	$25,590	-
Proceeds from exercise of options in the Company	3	624	867
Proceeds from exercise of options in EZchip Technologies	37	445	172
Proceeds from exercise of options in EZchip Technologies in
connection with Share Purchase transaction	-	3,659	-
Proceeds from exercise of warrants for Redeemable Preferred
Shares in EZchip Technologies	-	-	375
Proceeds from long-term loan	-	-	4,000
Repayment of long-term loan	-	(4,000)	-

Net cash provided by financing activities	8	26,318	5,414

Increase (decrease) in cash and cash equivalents	(10,584)	19,286	(1,929)
Cash and cash equivalents at the beginning of the year	31,472	12,186	14,115

Cash and cash equivalents at the end of the year	$20,888	$31,472	$12,186

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest on long term loan	$-	$272	$110

a. Non-cash activities:

EZchip Technologies shares acquisition (see Note 3):
EZchip Technologies' tangible assets acquired by the Company	$24,295	$4,138	$18,808
Intangible assets acquired:
Existing technology	3,986	205	2,752
Backlog	97	6	240
Customer relationships	2,433	140	141
Goodwill	46,743	13,002	31,698
In-process research and development	5,125	396	2,033

Value of EZchip Technologies' shares acquired	$82,679	$17,887	$55,672

Reclassification of Redeemable Preferred Shares to Preferred Shares
in EZchip Technologies upon shares acquisition transaction (see Note 2j)	$-	$-	$9,983

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

a.	EZchip Semiconductor Ltd. (formerly LanOptics Ltd.) (the “Company”) was incorporated as a limited liability company under the laws of the State of Israel in 1989.

On July 22, 2008, the Company changed its name from LanOptics Ltd. to EZchip Semiconductor Ltd. The Company, through its business unit EZchip Technologies Ltd., is a fabless semiconductor company that develops and markets Ethernet network processors for networking equipment.

EZchip Technologies’ network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks. The architecture and features of EZchip Technologies’ products offer the flexibility, scalability and price performance that are sought by communications equipment vendors and are ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.

EZchip Technologies was established in December 1999 as a wholly-owned subsidiary of the Company. Over the years, EZchip Technologies raised funds from third party investors and the Company, thereby diluting the Company’s ownership of EZchip Technologies. However, following a series of share acquisition transactions, as detailed in Note 3, as of December 31, 2008, the Company holds 99% of EZchip Technologies’ shares and voting rights. During 2001, EZchip Technologies established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip Technologies’products.

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

The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

b.	Financial statements in U.S. dollars:

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar. Most of the revenues are denominated and earned in U.S. dollars, and most purchases of materials and components are made in U.S. dollars. Financing and investing activities, including equity transactions and cash investments, are made in U.S. dollars and most of the Company’s assets are denominated in U.S. dollars. Accordingly, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Financial statements in U.S. dollars (cont.):

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

The Company considers all highly liquid investments that are convertible to cash with original maturities of three months or less as cash equivalents.

e.	Marketable securities:

The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. The Company classifies all of its marketable securities as available-for-sale. Available-for-sale marketable securities are carried at fair value, with the unrealized gain and loss reported as a separate component of shareholders’ equity (deficiency), accumulated other comprehensive income (loss). Realized gain and loss on sales of marketable securities are included in the Company’s statements of operations and are derived using the specific identification basis for determining the cost of marketable securities. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discount to maturity. Such amortization, together with interest on marketable securities, is included in the financial income (expenses), net.

In accordance with the Company’s policy and FASB Staff Position (“FSP”) Nos. FAS 115-1 (“FSP 115-1”) and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” the Company recognizes an impairment charge when a decline in the fair value of its marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the marketable securities for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the marketable securities and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the marketable securities’ carrying amount and its fair value.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items or technological obsolescence. As of December 31, 2008, no inventory write offs were recorded.

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

The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the years 2008, 2007 and 2006, no impairment losses were identified.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i.	Goodwill and intangible assets:

Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired.

The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise). The Company determined December 31 as the date of the annual impairment test. The Company operates in one operating segment and such segment comprises its only reporting unit.

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. During the years 2008, 2007 and 2006, no impairment losses were found (see also Note 11).

Intangible assets are amortized over their useful lives which is up to five years, using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 144. The weighted average amortization period as of December 31, 2008 is approximately 3 years (see also Note 10).

j.	Preferred Shares in EZchip Technologies:

From 2000 through 2006, EZchip Technologies financed its operations with third party investments and contributions from the Company. In consideration for their investment, the third party investors and the Company received Preferred Shares and Redeemable Preferred Shares of EZchip Technologies. The Preferred Shares reflected the original per share issue price and the Redeemable Preferred Shares reflected the greater of (a) the original per share issue price plus an amount equal to any accrued and unpaid dividends thereon plus a 6% coupon interest compounded annually and (b) the fair market value of such Redeemable Preferred Shares.

From 2003 through 2008, the Company entered into a series of transactions with EZchip Technologies’ other shareholders in order to increase the Company’s interest in EZchip Technologies. Commencing December 22, 2006, following the completion of one of such transactions (see also Note 3), the Company became the owner of a majority of the Redeemable Preferred Shares, resulting in the Company controlling the ability of the holders to redeem the Redeemable Preferred Shares.

The Preferred Shares in EZchip Technologies in the balance sheet reflects the minority interest in EZchip Technologies.

For the year ended December 31, 2006 (with respect to the period until December 22, 2006), the Company recorded an accretion of $2,649 to the redemption value of EZchip Technologies’ Redeemable Preferred Shares.

As of January 22, 2008, the Company owns all of EZchip Technologies’ outstanding Redeemable Preferred Shares and Preferred Shares (see Note 3).

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

The liability of the Company and EZchip Technologies for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and is presented on an undiscounted basis. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The liability for all of the employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance expenses for the years ended December 31, 2008, 2007 and 2006 were $800, $407 and $329, respectively.

m.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No.109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance to reduce deferred tax assets to their estimated realizable value.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in its provision for income tax. As a result of the implementation of FIN 48, the Company recognized an increase of approximately $222 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit (see Note 17a).

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Net loss per share:

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

For the years ended December 31, 2008, 2007 and 2006, all outstanding stock options, restricted share units and warrants have been excluded from the calculation of the diluted net loss per share because all such stock options were anti-dilutive. The total weighted average number of Ordinary Shares related to options, warrants and restricted share units excluded from the calculation of diluted net loss per share were 2,210,800, 783,300 and 813,952 for the years ended December 31, 2008, 2007 and 2006, respectively.

o.	Accounting for stock based compensation:

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

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company’s consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures and Company’s expected pre-vesting forfeitures in future periods.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted share units based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is calculated in accordance with the provisions of SAB 107 as amended and replaced by SAB110. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no intention to pay dividends in the foreseeable future.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Accounting for stock-based compensation (cont.):

The expected life of options granted is calculated using the Simplified Method, as defined in Staff Accounting Bulletin No 107, “Share-Based Payments” (“SAB 107”), as the average between the vesting period and the contractual life of the options. On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which effective January 1, 2008, amends and replaces SAB 107.

The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no intention to pay dividends in the foreseeable future.

p.	Revenue recognition:

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

Revenues from sales of software tools and maintenance and support services that are sold separately from other products are recognized in accordance with Statement of Position 97-2, “Software Revenues Recognition” (“SOP 97-2”). The Company uses the “residual method” when vendor specific objective evidence (“VSOE”) of fair value only exists for the maintenance.

In certain instances, the Company sells network-processor based systems together with software tools and maintenance and support services. In those cases the Company complies with the requirements set forth in EITF 00-21 “Revenue Arrangements with Multiple Deliverables,” relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

Deferred revenues include unearned amounts received from maintenance and support services and amounts received from customers but not yet recognized as revenues.

During 2006, the Company signed a collaboration agreement with Marvell Technology Group Ltd. (“Marvell”). According to the agreement, Marvell will manufacture and sell a customized version of the Company’s NP-3 network processor to a specified customer and will pay the Company royalties for each chip it sells to the customer.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Revenue recognition (cont):

In accordance with the Company’s agreement with Marvell, Marvell sends the Company royalty reports, once a month, which reflect sales made by it in the prior month. Accordingly, the Company recognizes royalty revenue in the month that follows the month in which the sales are made by Marvell.

q.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $92, $107 and $132, respectively.

r.	Concentrations of credit risk:

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments in marketable securities and trade receivables. The Company invests only in highly rated financial instruments and maintains its cash equivalents, and available-for-sale marketable securities with fixed income, money market funds and treasury bills with high quality institutions. Deposits held with banks may exceed the amount of insurance limits provided on such deposits.

The trade receivables of the Company are derived from sales to customers located in North America, the Far East, Europe and Israel. The Company performs ongoing credit evaluations of its customers and to date, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to specific amounts that the Company has determined to be doubtful of collection.

s.	Fair value of financial instruments:

The carrying amounts of our financial instruments, including cash and cash equivalents, short-term deposits, trade receivable, trade payable and other accounts payable and accrued liabilities, approximate fair value because of their generally short term maturities.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements,” and effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Fair value of financial instruments (cont.):

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs, which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

t.	Royalty-bearing grants:

Royalty-bearing grants from the OCS for funding approved research and development projects are recognized at the time EZchip Technologies is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs.

The Company is obligated to pay royalties to the OCS calculated at the rate of 3%-4.5% of sales of the products developed with the OCS’s participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the royalties for each individual contract when the related revenues are recognized. In the case of failure of a project that was partly financed by the OCS, the Company will not be obligated to pay any such royalties.

As of December 31, 2008 and 2007, the Company accrued royalties pursuant to the OCS program in the amount of $42 and $14, respectively. Royalty expenses are recorded as part of cost of revenues (see also Note 14b).

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income.” This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period. The Company determined that its items of other comprehensive income (loss) relates to unrealized gain and loss on available for sale marketable securities, realized loss on available for sale securities and unrealized loss on foreign currency cash flow hedge.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities through statements of operations, or recognized in other comprehensive income (loss) until the hedged item is recognized in statements of operations. The ineffective portion of a derivative’s change in fair value is recognized in statements of operations depending on the exposure being hedged.

Commencing 2008, the Company entered into forward and option contracts to hedge the cash flows of payroll and payroll related expenses denominated in New Israeli Shekels. As of December 31, 2008, the Company had outstanding forward contracts in the amount of $4,700 and outstanding option contracts in the amount of $3,600. These contracts are for a period of up to 12 months. The Company measured the fair value of the contracts in accordance with SFAS No. 157 at level 2. The Company’s net loss of $196 was reclassified out of the other comprehensive loss and was recognized in the Company’s statements of operations during 2008.

For the year ended December 31, 2008, the unrealized loss on foreign currency cash flow hedges amounted to $23. This unrealized loss is included in the Company’s accumulated other comprehensive loss.

w.	Impact of recently issued accounting standards:

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The adoption of SFAS 141(R) is not expected to have a material effect on current investments in the Company’s consolidated financial statements since the pronouncement is effective only for business combinations executed after January 1, 2009

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

w.	Impact of recently issued accounting standards (cont.):

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP FAS 157-2. The Company does not expect the adoption of FAS 157 for the certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in the financial statements at fair value on a recurring basis, to have a material impact on its financial position, statements of operations or cash flows.

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”), an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have an impact on its financial position, statements of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The adoption of FAS 142-3 is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2008, the FASB issued FSP EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” Under the FSP, unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a material effect on the Company’s consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

w.	Impact of recently issued accounting standards (cont.):

In December 2007, the Financial Accounting Standards Board ratified a consensus opinion reached by the Emerging Issues Task Force (“EITF”) on EITF Issue 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”). The guidance in EITF 07-1 defines collaborative arrangements and establishes presentation and disclosure requirements for transactions within a collaborative arrangement (both with third parties and between participants in the arrangement). The consensus in EITF 07-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The consensus requires retrospective application to all collaborative arrangements existing as of the effective date, unless retrospective application is impracticable. The impracticability evaluation and exception should be performed on an arrangement-by-arrangement basis. The adoption of EITF 07-1 is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The adoption of EITF 07-5 is not expected to have a material effect on the Company’s consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:	–	INVESTMENT IN EZCHIP TECHNOLOGIES

EZchip Technologies was established in December 1999 as a wholly-owned subsidiary of the Company. From 2000 through 2006, EZchip Technologies raised funds from third party investors and the Company, thereby diluting the Company’s ownership of EZchip Technologies.

Commencing in 2003, the Company entered into a series of exchange transactions with EZchip Technologies’ other shareholders in order to increase the Company’s ownership interest in EZchip Technologies until such time as EZchip Technologies is wholly-owned by the Company again. Pursuant to the exchange transactions, the Company issued to the third party investors Ordinary Shares of the Company in exchange for such third party investors’ shares in EZchip Technologies.

The total fair values of the Ordinary Shares issued by the Company in each of the exchange transactions was based on the average share prices of the Company’s Ordinary Shares two days before and two days after the announcement of the applicable exchange transaction.

Each of the exchange transactions was accounted for according to the purchase method of accounting in accordance with SFAS No. 141. Accordingly, the respective purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair values on the respective dates of acquisition.

Following the exchange transactions, as of December 31, 2008, the Company holds 99% of EZchip Technologies’ outstanding shares and voting rights.

The exchange transactions for the years 2006, 2007 and 2008 were as follows:

a)	On December 22, 2006, the Company acquired 4,166,666 Preferred A Shares, 1,106,194 Preferred B Shares and 7,909,811 Redeemable Preferred C Shares of EZchip Technologies in consideration of the issuance of 3,521,566 Ordinary Shares of the Company. On December 22, 2006, the Company also acquired from the Lenders (as described in Note 13 below) 1,369,507 Redeemable Preferred C Shares of EZchip Technologies in consideration of the issuance of 356,669 Ordinary Shares of the Company. The total fair value of the Ordinary Shares issued in the acquisition was $55,672 based on the average share prices of the Company’s Ordinary Shares two days before and two days after the announcement of the acquisition.

b)	In August 2007, the Company offered current and former employees of EZchip Technologies that held ordinary shares of EZchip Technologies and options to purchase ordinary shares of EZchip Technologies, to purchase a portion of their EZchip Technologies ordinary shares (including those resulting from the exercise of options). As a result, during August and September 2007, the Company acquired 4,374,458 ordinary shares of EZchip Technologies for a total consideration of $17,887.

c)	On January 22, 2008, the Company acquired the remaining 4,588,655 Preferred B Shares and 12,555,993 Redeemable Preferred C Shares of EZchip Technologies, in consideration of the issuance of 5,011,841 Ordinary Shares of the Company. The acquired shares represented all the remaining preferred shares held by minority shareholders of EZchip Technologies. The total fair value of the Company Ordinary Shares issued in the acquisition was $82,679 based on the average share prices of the Company’s Ordinary Shares two days before and two days after the announcement of the transaction.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	INVESTMENT IN EZCHIP TECHNOLOGIES (CONT.)

The purchase price allocations are as follows:

Purchase price allocation	January 22, 2008	September 23, 2007	December 22, 2006

EZchip Technologies' tangible assets acquired:	$24,295	$4,138	$18,808
Intangible assets acquired:
In-process research and development (1)	5,125	396	2,033
Existing technology (2)	3,986	205	2,752
Backlog (3)	97	6	240
Customer relationships (4)	2,433	140	141
Goodwill (5)	46,743	13,002	31,698

Total consideration	$82,679	$17,887	$55,672

(1)	The Company recorded an in-process research and development charge for projects which, as of the applicable transaction date, had not yet reached technological feasibility and which had no alternative future use.

(2)	Existing technology is amortized using the straight-line method over its useful life, which is up to four years.

(3)	Backlog is amortized according to a shipment schedule.

(4)	Customer relationships are amortized over their useful life, which is up to five years.

(5)	Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is not amortized and is tested for impairment at least annually.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	–	MARKETABLE SECURITIES

As of December 31, 2008 and 2007 all of the Company’s marketable securities were classified as available-for-sale.

	December 31, 2008				December 31, 2007
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value

Available-for-sale -
matures within one year:
Corporate debentures -
fixed interest rate	$6,120	$1	$(28)	$6,093	$6,055	$4	$(6)	$6,053

Available-for-sale -
matures after one year
through three years:
Corporate debentures -
fixed interest rate	21,789	39	(694)	21,134	5,112	2	(11)	5,103

	$27,909	$40	$(722)	$27,227	$11,167	$6	$(17)	$11,156

For the years ended December 31, 2008 and 2007, the net unrealized gain (loss) amounted to $(671) and $8, respectively.

The Company reviews various factors in determining whether it should recognize an impairment charge for its marketable securities, including its intent and ability to hold the marketable securities for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the marketable securities, the nature of underlying collateral, as applicable and the financial condition and near-term prospects of the issuer. Based on the Company’s consideration of these factors, the unrealized loss on marketable securities was not considered to be other-than-temporarily impaired at December 31, 2008.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	–	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS 157, the Company measures its U.S. treasury bills, money market funds marketable securities and foreign currency cash flow hedges transactions at fair value. U.S. treasury bills and money market funds are classified within Level 1 because they are valued using quoted market prices in an active market. Marketable securities and foreign currency cash flow hedges transactions are classified within Level 2 because they are valued using other inputs that are directly or indirectly observable in the marketplace for similar investments.

The Company’s financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008:

	Level 1	Level 2

U.S. Treasury Bills (included in Cash and cash equivalents balance)	$9,001	$-
Money Market Funds (included in Cash and cash equivalents balance)	5,625	-
Corporate bonds	-	27,227
Foreign currency cash flow hedges	-	(23)

Total	$14,626	$27,204

NOTE 6:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2007

Government authorities	$189	$203
Prepaid expenses	226	235
Grants receivable from the OCS	-	524
Others	208	218

Total	$623	$1,180

NOTE 7:	–	INVENTORIES

	December 31,
	2008	2007

Raw materials	$213	$258
Work in progress	154	107
Finished products	3,517	2,744

Total	$3,884	$3,109

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	PREPAID DEVELOPMENT AND PRODUCTION COSTS, NET

During 2000, the Company recorded prepaid development and production costs in the amount of $2,134 pursuant to an agreement signed between EZchip Technologies and IBM. According to the agreement, EZchip Technologies issued to IBM fully vested non-forfeitable ordinary shares of EZchip Technologies and was also obligated to future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, consisting of the following:

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

The ordinary shares of EZchip Technologies that were issued were valued in accordance with EZchip Technologies’ fair value estimation at the date of this agreement. Accordingly, prepaid costs totaling $2,134 were allocated between prepaid development services of $1,500 and prepaid production services of $634. Development costs were amortized upon achievement of milestones determined in the agreement. As of December 31, 2003 the development costs were fully amortized.

Production costs are included in cost of revenues based on quantities produced. The production costs are amortized according to the ratio of units produced and the estimated units to be manufactured.

For the years ended December 31, 2008, 2007 and 2006, amortization expenses related to the production cost amounted to $98, $142 and $91, respectively.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2007

Cost:
Office furniture and equipment	$20	$16
Computers, software and electronic equipment	4,021	3,915
Leasehold improvements	64	64

Total cost	4,105	3,995

Accumulated depreciation:
Office furniture and equipment	4	3
Computers, software and electronic equipment	3,773	3,552
Leasehold improvements	55	46

Total accumulated depreciation	3,832	3,601

Depreciated cost	$273	$394

Depreciation expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $231, $265 and $230, respectively.

NOTE 10:	–	INTANGIBLE ASSETS, NET

	December 31,
	2008	2007

Cost:

Existing technology	$8,663	$4,677
Customer relationships	2,714	281
Backlog	343	246

Total cost	$11,720	$5,204

Accumulated amortization:
Existing technology	4,165	2,180
Customer relationships	518	42
Backlog	343	246

Total accumulated amortization	5,026	2,468

Amortized cost	$6,694	$2,736

Amortization expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $2,558, $1,248 and $361, respectively.

Following is the expected amortization expenses in respect of the Company’s intangible assets:

Year ended December 31

2009	$2,825
2010	$2,688
2011	$977
2012	$204

Total	$6,694

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:	–	GOODWILL

The following table presents details of the Company’s total goodwill:

As of January 1, 2007	$36,531

Goodwill resulted from EZchip Technologies shares acquisition dated September 23, 2007 (see Note 3)	13,002

As of December 31, 2007	49,533

Goodwill resulted from EZchip Technologies shares acquisition dated January 22, 2008 (see Note 3)	46,743

As of December 31, 2008	$96,276

NOTE 12:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2007

Employees and payroll accruals	$2,152	$1,887
Accrued expenses	1,678	1,502
Prepayment of OCS grants	346	-
Deferred revenues	44	135

	$4,220	$3,524

NOTE 13:	–	LONG-TERM LOAN, NET

In August 2006, EZchip Technologies entered into a credit agreement with Plenus II, Limited Partnership and Plenus II (D.C.M.), Limited Partnership, as lenders (together, the “Lenders”), pursuant to which the Lenders agreed to make a $4.0 million line of credit available to EZchip Technologies, which could be increased by an additional $2.0 million upon EZchip Technologies’ achievement of certain milestones. Under the terms of the credit agreement, EZchip Technologies was permitted to draw amounts under the line of credit from time to time until August 2007, at which time the drawn and unpaid amount was fixed and the revolving line of credit facility became a loan. The annual interest on the loan was LIBOR+3% for the first two years and LIBOR+4.5% for the third year.

As part of this credit agreement, EZchip Technologies granted the Lenders a first ranking floating charge on all of EZchip Technologies’ tangible and intangible assets and rights to secure the loan.

According to the credit agreement, the Company had a right to settle the loan principal amount in an early repayment. As part of the credit agreement, EZchip Technologies issued to the lenders 910,000 Series C Redeemable Preferred Shares. The Series C Redeemable Preferred Shares were recorded at fair value and were presented as a discount on the loan in the amount of $743. The discount on the loan was amortized according to the effective interest method as financial expenses over the loan contractual life, which was three years. The Company acquired these shares in December 22, 2006 in exchange for the Company’s Ordinary Shares (see Note 3).

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	LONG-TERM LOAN, NET (CONT.)

In October 2007, EZchip Technologies repaid the loan in full in an early repayment, the floating charge was removed and the outstanding discount amount was fully amortized at that date as a financial expense.

NOTE 14:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and EZchip Technologies lease their facilities under operating lease agreements, which will expire in January 2014 with monthly payments in the amount of $35. In the event the Company will decide to terminate the operating lease agreement, it must provide 90 days prior notice. EZchip Inc. leases two offices in the U.S. under lease agreements, which it renews every six months for a monthly payment of $7.

The Company leases motor vehicles under standard commercial operating leases.

Aggregate minimum lease commitments under cancelable operating leases as of December 31, 2008, are as follows:

Year ended December 31,

2009	$996
2010	715
2011	450
2012	424
2013	424
2014	35

$3,044

Total lease expenses for the Company and for its subsidiaries, for the years ended December 31, 2008, 2007 and 2006, amounted to $1,719, $1,354 and $1,187, respectively.

b.	Royalties commitments:

EZchip Technologies participates in programs sponsored by the OCS for the support of research and development activities.

In each of 2008, 2007 and 2006, EZchip Technologies received an approval from the OCS for its participation in its research and development budgets. Pursuant to such programs, the OCS participates in up to 50% of the approved budget for certain periods ending December 31, 2008.

In connection with the OCS participation, EZchip Technologies is obligated to pay royalties to the OCS calculated at the rate of 3%-4.5% of sales of the products developed with the OCS’s participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 14:	–	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

As of December 31, 2008, the cumulative nominal amount of royalty bearing participations received by EZchip Technologies and the resulting contingent obligation to pay royalties is $6,484. As of December 31, 2008, the Company accrued and paid $121 on account of such OCS participation.

With respect to royalties paid for revenues that the Company derives from its partnership with Marvell (see also Note 2p), royalties to the OCS will be calculated based on Marvell's sale price to its end customer.

NOTE 15:	–	SHAREHOLDERS' EQUITY

a.	Company's shares:

1.	As of December 31, 2008, the Company's authorized share capital consists of NIS 1,000,000 divided into 50,000,000 Ordinary Shares, par value NIS 0.02 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.	During 2008 and 2006, the Company issued 5,011,841 and 3,878,235 Ordinary Shares, respectively, in connection with the acquisition of EZchip Technologies shares (see also Note 3).

3.	During August and September 2007, the Company issued 2,500,000 Ordinary Shares for total consideration of $43,627, less of issuance costs of $150. A portion of the proceeds was used to increase the Company's ownership interest in EZchip Technologies (see also Note 3).

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	–	SHAREHOLDERS' EQUITY (CONT.)

b.	Company's stock option plans:

In October 2003, the Company adopted the 2003 Israeli Share Option Plan. In December 2006 the plan was amended to reflect the possible grants of restricted share units ("RSUs") and was renamed the EZchip Semiconductor Ltd. (formerly known as LanOptics Ltd) 2003 Amended and Restated Equity Incentive Plan (the "2003 Israel Plan"). The 2003 Israel Plan complies with Section 102 of the Israeli Income Tax Ordinance, which provides certain tax benefits in connection with stock-based compensation to employees, officer and directors. Initially, up to 1,770,000 Ordinary Shares were issuable under the 2003 Israel Plan, which amount is reduced by three shares for each RSU granted under the plan and by one share for each option granted under the plan. In addition, pursuant to an amendment to the 2003 Israel Plan approved by the Company's shareholders in December 2007, on January 1st of each year, commencing January 1, 2009, to the extent the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Israel Plan on such date is less than 4% of the number of Ordinary Shares issued and outstanding on such date, the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Israel Plan will automatically increase on such date to equal 4% of the number of Ordinary Shares issued and outstanding on such date. Following the automatic increase on January 1, 2009, up to 933,760 Ordinary Shares are reserved, authorized and available for issuance under the 2003 Israel Plan. Awards under the 2003 Israel Plan are granted to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive options or RSUs under the 2003 Israel Plan are afforded certain tax benefits (excluding controlling shareholders of the Company or those who are not Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries). Awards granted under the 2003 Israel Plan have a maximum exercise period of ten years from the date of grant. Awards granted under the 2003 Israel Plan are generally exercisable over four years. Shares subject to awards that are not exercised and forfeited will become available for future grants. As of December 31, 2008, options to purchase 1,550,250 Ordinary Shares and 15,750 RSUs were outstanding under the 2003 Israel Plan.

On December 27, 2007, the Company adopted the 2007 U.S. Equity Incentive Plan (the "2007 U.S. Plan"). Up to 500,000 Ordinary Shares are issuable under the 2007 U.S. Plan, which amount is reduced by three shares for each RSU granted under the plan and by one share for each option that the Company grants under the plan. Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan. As of December 31, 2008, options to purchase 166,000 Ordinary Shares were outstanding under the 2007 U.S. Plan.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	–	SHAREHOLDERS' EQUITY (CONT.)

b.	Company's stock option plans (cont.):

Transactions related to the grant of options to employees and directors under the above plans during the years ended December 31, 2008, 2007 and 2006, were as follows:

	Year ended December 31,
	2008		2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted Average exercise price

Outstanding at beginning of year	86,000	$11.92	147,652	$4.46	305,239	$5.00

Granted	1,638,500	$13.93	81,000	$12.23	-	-
Exercised	(1,250)	$2.88	(142,652)	$4.37	(157,587)	$5.51
Forfeited	(7,000)	$13.90	-	-	-	-
Outstanding at end of year	1,716,250	$13.83	86,000	$11.92	147,652	$4.46

Exercisable options at end of year	80,000	$11.55	41,000	$11.58	147,652	$4.46

Vested and expected to vest	1,623,549	$13.86	86,000	$11.92	147,652	$4.46

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day in fiscal 2008 and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based on the fair market value of the Company’s Ordinary Shares. Total intrinsic value of outstanding options, exercisable options and vested and expected to vest options as of December 31, 2008 was $3,413, $342 and $3,182 respectively.

The following table summarizes information relating to awards of RSUs. No RSUs were granted prior to 2007:

	Year ended December 31,		Year ended December 31,
	2008		2007
	Number of shares	Weighted average fair value at grant date	Number of shares	Weighted average fair value at grant date

Outstanding at beginning of year	29,250	$17.71	-	$-
Granted		-	29,250	17.71
Exercised	(12,000)	-	-	-
Forfeited	(1,500)	-	-	-
		-	-	-

Outstanding at end of year	15,750	$18.60	29,250	$17.71

Aggregate intrinsic value, at the date of exercise, of options and restricted shares units that were exercised during the year ended December 31, 2008 was $17 and $188, respectively.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	–	SHAREHOLDERS’ EQUITY (CONT.)

b.	Company’s stock option plans (cont.):

The options outstanding as of December 31, 2008, grouped by exercise prices, were as follows:

Exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life years	Options exercisable as of December 31, 2008	Intrinsic value as of December 31, 2008

$2.88	3,000	6.12	3,000	$39
$6.93	5,000	4.84	5,000	44
$10.33	28,500	6.85	-	156
$12.23	81,000	3.06	72,000	291
$13.90	1,272,050	6.11	-	2,442
$14.39	299,000	6.53	-	428
$15.19	21,000	6.35	-	13
$16.62	6,700	6.60	-	-

	1,716,250	6.82	80,000	$3,413

The following table illustrates the assumptions that had been used in calculating the fair value for options granted by the Company during2007 and 2008. These options are amortized over their vesting period:

	Year ended December 31,
	2008	2007

Dividend yield	0%	0%
Expected volatility	60%	60%
Risk-free interest	2.75%	4.60%
Expected life of up to	4.5 years	3.3 years

The expected annual pre-vesting forfeiture rate affects the number of exercisable options. Based on the Company’s historical experience, the annual pre-vesting forfeiture rate is 3%.

Weighted average fair values on the date of grant of options granted for the year ended December 31, 2008 and 2007 were $7.06 and $5.63, respectively.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	–	SHAREHOLDERS’ EQUITY (CONT.)

c.	Company’s and EZchip Technologies’ equity-based compensation:

The Company and EZchip Technologies aggregate stock-based compensation cost for the years ended December 31, 2008, 2007 and 2006 totaled $3,134, $2,458 and $609, respectively.

The total stock-based compensation expense related to all of the Company’s and EZchip Technologies’ stock-based compensation, recognized for years ended December 31, 2008, 2007 and 2006, was comprised as follows:

	Year ended December 31,
	2008	2007	2006

Costs of revenues	$116	$32	$8
Research and development expenses	1,600	1,212	365
Selling and marketing expenses	604	321	122
General and administrative expenses	814	893	114

Total stock-based compensation expenses	$3,134	$2,458	$609

As of December 31, 2008, there was $9,047 of total unrecognized stock-based compensation cost related to non-vested stock-based compensation granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted average period of 3.34 years.

d.	Warrants issued for financing transaction

1.	In connection with an investment agreement the Company executed during December 2003, the Company granted to an investor a five-year warrant to purchase 187,500 Ordinary Shares of the Company at an exercise price of $11.39 per share. On December 10, 2008 the investor exercised the warrant, by way of a cashless exercise, in accordance with the terms of the warrant. Based on the closing price of the Company’s Ordinary Shares on December 10, 2008 ($11.81 per Ordinary Share), the cashless exercise of the warrant resulted in issuing the investor 6,668 Ordinary Shares of the Company.

2.	In connection with an investment agreement the Company executed during November 2004, the Company granted to an investor a five-year warrant to purchase 478,800 Ordinary Shares of the Company at an exercise price of $15.50 per share. As of December 31, 2008 such warrant was outstanding.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	–	EZCHIP TECHNOLOGIES SHARES

a.	EZchip Technologies’ shares:

As of January 22, 2008, the Company owns all the outstanding Preferred Shares of EZchip Technologies and approximately 99% of the Ordinary Shares of EZchip Technologies (see Note 3).

b.	EZchip Technologies stock option plans:

EZchip Technologies has granted options to purchase its ordinary shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the “2000 Section 102 Share Option Plan”, the “2003 Section 102 Share Option Plan” and the “2001 U.S. Stock Option Plan”), as an incentive to attract and retain qualified personnel. Under these plans a total of 16,500,000 ordinary shares of EZchip Technologies were reserved and authorized for issuance. Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant. The options generally expire seven to ten years from the date of the grant and are non-transferable, except under the laws of succession.

Following the acquisitions (see also Note 3) by the Company of substantially all of EZchip Technologies’ shares, as of December 2007, the Company discontinued its practice of granting EZchip Technologies’ employees options to purchase shares of EZchip Technologies pursuant to the EZchip Technologies option plans. Instead, all future incentive awards to EZchip Technologies employees will consist of options or restricted share units to purchase Ordinary Shares of the Company.

The following table is a summary of activity for EZchip Technologies’ stock option plans:

	Year ended December 31,
	2008		2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	9,628,965	$0.68	15,067,880	$0.69	10,208,067	$0.67

Granted	-	-	2,981,000	$0.43	5,359,000	$0.75
Exercised	38,594	$0.95	(4,947,791)	$0.83	(194,375)	$0.89
Forfeited	366,826	$0.99	(3,472,124)	$0.48	(304,812)	$0.80

Outstanding at end of year	9,223,541	$0.67	9,628,965	$0.68	15,067,880	$0.69

Exercisable options at end of year	7,027,553	$0.64	5,727,378	$0.64	9,517,985	$0.76

Vested and expected to vest	9,077,627	$0.65	9,465,273	$0.68	14,811,726	$0.69

In May 2007, the Company granted certain employees 2,715,000 fully vested options to purchase ordinary shares of EZchip Technologies to replace fully vested expiring options that were not exercised by such employees prior to their respective expiration dates, bearing the same exercise price as the applicable expiring option.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	–	EZCHIP TECHNOLOGIES SHARES (CONT.)

b.	EZchip Technologies stock option plans (cont.):

In August 2007, the Company offered current and former employees of EZchip Technologies that held ordinary shares of EZchip Technologies and options to purchase ordinary shares of EZchip Technologies, to purchase a portion of their EZchip Technologies’ ordinary shares (including those resulting from the exercise of options). As a result, during August and September 2007, current and former employees of EZchip Technologies exercised 4,296,120 options to purchase ordinary shares of EZchip Technologies and the Company acquired an aggregate of 4,374,458 ordinary shares of EZchip Technologies, including 4,296,120 ordinary shares of EZchip Technologies issued upon exercise of options by current and former employees of EZchip Technologies, for a total consideration in the amount of $17,887 (see also Note 3).

The options outstanding as of December 31, 2008, have been separated into exercise prices as follows:

Exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life years	Options exercisable as of December 31, 2008

$0.40	2,532,500	2.34	2,532,500
$0.72 - $0.78	5,235,531	4.93	3,050,668
$0.80 - $0.82	1,153,968	5.21	1,142,843
$1.00	301,542	2.84	301,542

	9,223,541	4.18	7,027,553

Weighted average fair values on the date of grant of options granted for the year ended December 31, 2007 and 2006 were $0.47 and $0.49, respectively.

EZchip Technologies’ retained the service of BDO Ziv Haft Consulting Group (“BDO”), as a third party appraiser, to calculate the fair market value of the ordinary shares’ and other assumptions used in the Black–Scholes-Merton option pricing model. The weighted average price of EZchip Technologies’ ordinary share as calculated by BDO for 2007 was $0.76. The weighted-average estimated fair value of employee stock options granted in EZchip Technologies during the year ended December 31, 2007 as calculated by BDO, was $0.47 per share using the Black–Scholes-Merton option pricing model with the following assumptions (annualized percentages):

	Year ended December 31, 2007	Year ended December 31, 2006

Volatility	75%	77.5%-80%
Risk-free interest rate	4.59%-4.77%	4.36%-5.04%
Dividend yield	0%	0%
Pre vesting forfeiture rate	1.7%	1.7%

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	–	EZCHIP TECHNOLOGIES SHARES (CONT.)

b.	EZchip Technologies stock option plans (cont.):

EZchip Technologies used peer companies stock price data for calculating volatility in accordance with SFAS 123(R), allowing exclusive reliance on historical volatility. The Company has no reason to believe that its future volatility for the expected or contractual term is likely to differ from the historical measures. The computation of historical volatility uses a simple average calculation method, a sequential period of historical data at least equal to the expected or contractual term of the employee stock option, and a reasonably sufficient number of price observations are used. As a result of the foregoing calculations, the weighted-average volatility used in the model for the year ended December 31, 2007 is 75%.

The risk-free interest is based on the yield from U.S. treasury bonds with an equivalent term in effect on the time of grant. The weighted average interest rate used for the year ended December 31, 2007 was 4.7%.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected life for options granted in EZchip Technologies for the year ended December 31, 2007 is in the range from two to 4.7 years.

EZchip Technologies is required to assume a dividend yield as an input in the Black–Scholes-Merton option pricing model. The dividend yield assumption is based on EZchip Technologies’ historical and expectation of future dividend payouts. The dividend yield used for year ended December 31, 2007 was 0%.

The expected annual pre-vesting forfeiture rate affects the number of exercisable options. Based on EZchip Technologies’ historical experience, the annual pre-vesting forfeiture rate is 1.7%.

As of December 31, 2008, there was $990 of total unrecognized stock-based compensation cost related to non-vested stock-based compensation granted under the plans. That cost is expected to be recognized over a weighted average period of 1.76 years.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	TAXES ON INCOME

a.	FIN 48:

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized an increase of approximately $222 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit.

In accordance with the Company’s accounting policy, both before and after the adoption of FIN 48, interest expense and potential penalties related to income taxes are included in the tax expense of the Company’s consolidated statements of operations.

As of December 31, 2008, the Company had accrued interest liability related to uncertain tax positions in the amounts of $25, which is included within income tax accrual on the balance sheet.

The Company and its subsidiaries file federal and state income tax returns in the United States and Israel. The Company and EZchip Technologies (the Israeli subsidiary) may be subject to examination by the Israeli tax authorities for fiscal years 2005 through 2008. EZchip Inc. (the U.S. subsidiary) may be subject to examination by the U.S. Internal Revenue Service (“IRS”) from commencement year through 2008.

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

A reconciliation of the beginning and ending balances of the total amounts of gross tax liabilities is as follows:

December 31, 2008

Beginning balance	$222
Reduction for prior year tax positions	(65)
Additions for current year tax position	60

Ending balance	$217

b.	Reduction in Israeli tax rates:

For tax year 2008, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 27%. Following an amendment to the Israeli Income Tax Ordinance, 1961 (the “Israeli Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	TAXES ON INCOME (CONT.)

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual changes in the NIS/dollar exchange rate causes difference between taxable income and the income before taxes shown in the financial statements.

On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008 (the “Inflationary Adjustments Amendment”). In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law ceased at the end of 2007 tax year and as of 2008 tax year the provisions of the law no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes is no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses is no longer linked to the Israeli consumer price index.

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

Under the Approved Enterprise program, a company is eligible for governmental grants. The tax benefits under such program are generally limited to 12 years from commencement of operation or 14 years from the date of the approval, whichever is earlier. A company may elect to receive an alternative package comprised of tax benefits, referred to as the Alternative Track, rather than grants. Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise. There is no year limitation to the Alternative Track. As of December 31, 2008, the Company had not generated any income under the provisions of the Investment Law.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	TAXES ON INCOME (CONT.)

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”) (cont.):

On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law, referred to as the Year of Election. The amendment does not apply to investment programs approved prior to December 31, 2004, and applies to new investment programs only. Therefore, the Company’s Approved Enterprise program is not subject to the provisions of the amendment, but its Privileged Enterprise program is.

Tax benefits are available under the amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the amendment states that a company must make an investment in the Privileged Enterprise exceeding a certain percentage or a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise, referred to as the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Privileged Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

Currently EZchip Technologies has two approved programs under the Investments Law, which entitles the Company to tax benefits. The first program pursuant to the Investment Law, as in effect prior to the amendment (an Approved Enterprise) and the second program pursuant to the Investment Law, as in effect after the amendment (a Privileged Enterprise). Both approved programs are subject to the alternative track provisions pursuant to which undistributed income derived from the programs is exempt from tax for a ten year period. The exemption period for the Company’s approved programs starts in the first year in which the Company generates taxable income from its approved enterprise, subject to certain conditions. As mentioned above, the year’s limitation does not apply to the exemption period for the approved enterprise.

The benefits available to an Approved and Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If EZchip Technologies does not fulfill these conditions in whole or in part, the benefits can be cancelled and it may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	TAXES ON INCOME (CONT.)

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”) (cont.):

As a result of the amendment to the Investment Law in April 2005, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2008, the Company had not generated any income under the provisions of the amended law.

e.	Net operating and capital losses carryforward:

As of December 31, 2008, the operating tax loss carryforwards of the Company and EZchip Technologies amounted to $80,139. The loss may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which such tax loss is utilized its income would be substantially tax-exempt.

The operating tax loss carryforwards through December 31, 2008 of EZchip Technologies’subsidiary in the U.S amounted to $3,143. The loss may be offset against any future U.S. taxable income of the U.S. subsidiary for periods of 20 years expiring gradually between 2021-2025.

Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. As of December 31, 2008, the Company does not expect that the change in ownership provisions will have an effect on its net operating losses.

As of December 31, 2008, the Company’s and EZchip Technologies capital tax loss carryforwards amounted to $28,523.

f.	Net Loss is comprised as follows:

	Year ended December 31,
	2008	2007	2006

Domestic (Israel)	$(4,929)	$(4,225)	$(12,380)
Foreign	329	137	63

	$(4,600)	$(4,088)	$(12,317)

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	TAXES ON INCOME (CONT.)

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company and its subsidiaries’ deferred tax assets are comprised of operating loss carryforwards, capital loss carryforwards and other temporary differences. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2008	2007

Reserves and allowances	$1,380	$2,122

Operating loss carryforwards	21,181	20,325
Capital loss carryforwards	7,131	6,839
Deferred tax assets before valuation allowance	29,692	29,286
Less - valuation allowance	(29,692)	(29,286)

Net deferred tax assets	$-	$-

The Company and its subsidiaries have a history of losses and therefore provided valuation allowances in respect of deferred tax assets resulting from operating loss carryforwards, capital loss carryforwards and other temporary differences.

h.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating loss carryforwards among the Company and its subsidiaries due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:	–	SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Segment information:

The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company’s business.

b.	Total revenues are attributed to geographic areas based on the bill-to location of the customers and/ or customers’ manufacturing subcontractors.

The following presents total revenues for the years ended December 31, 2008, 2007 and 2006 and long-lived assets as of December 31, 2008, 2007 and 2006:

	2008		2007		2006
	Total Revenues	Long-lived assets	Total revenues	Long-lived Assets	Total revenues	Long-lived Assets

Israel	$4,785	$103,291	$4,083	$52,809	$1,865	$40,801
China and Hong Kong	10,844	-	2,697	-	1,663	-
Far East (excluding
China and Hong Kong)	2,925	-	165	-	344	-
Canada	9,570	-	7,087	-	1,500	-
USA	4,218	2	3,798	2	1,535	5
Europe & Others	1,224	-	1,658	-	1,562	-

	$33,566	$103,293	$19,488	$52,811	$8,469	$40,806

c.	Total revenues from customers are distributed among the following product lines:

	Year ended December 31,
	2008	2007	2006

NP-1c processor chips
(including network-processor based systems)	$4,486	$3,570	$3,294
NP-2 and NP-3 processor chips
(including network-processor based systems and
NP3 royalties revenues)	28,298	14,811	4,591
Software tools, services and others	782	1,107	584

	$33,566	$19,488	$8,469

d.	Sales to our significant customers, including sales to their manufacturing subcontractors, as a percentage of total revenue were as follows:

	Year ended December 31,
	2008	2007	2006

Customer A	55%	42%	19%
Customer B	*	*	11%
Customer C	*	*	13%
Customer D	*	*	15%

* Represents less than 10% of the total revenue for the respective period end.

EZCHIP SEMICONDUCTOR LTD. (FORMERLY LANOPTICS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:	–	MAJOR SUBCONTRACTORS

All of the Company’s network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company’s increasing business, the Company is and will likely continue to be dependent upon such subcontractors to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient capacity to meet the Company’s needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company’s demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the year ended December 31, 2008, 2007 and 2006, the major subcontractors accounted for approximately 73%, 71% and 80% respectively, of the Company’s cost of revenues.

NOTE 20:	–	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2008	2007	2006

Income:
Interest income	$1,448	$1,143	$735
Foreign currency translation adjustments	46	-	-
Change in fair value of warrants to Redeemable Preferred Shares	-	-	9

Total income	1,494	1,143	744

Expenses:
Interest and bank charges	(59)	(25)	(26)
Foreign currency translation adjustments	-	(112)	(83)
Amortization of discount on long-term loan	-	(663)	(80)
Interest on a long-term loan	-	(272)	(110)
Realized loss related to sale of marketable
securities	(27)	-	-
Accretion to redemption value of Redeemable
Preferred Shares in EZchip Technologies, net (see
Note 2j)	-	-	(2,649)

Total expenses	(86)	(1,072)	(2,948)

Financial income (expenses), net	$1,408	$71	$(2,204)

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZCHIP SEMICONDUCTOR LTD. By: /s/ Eli Fruchter —————————————— Eli Fruchter Principal Executive Officer

Dated: March 30, 2009