Form 20-F
period 2009-12-31
EZCHIP SEMICONDUCTOR LTD
filed 2010-03-25
CIK 892534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report .................

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

24,314,990 Ordinary Shares, par value NIS 0.02 per share (as of December 31, 2009)

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

Yes ☒           No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐           No ☒

This annual report on Form 20-F is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933, 333-164330 and 333-164331.

TABLE OF CONTENTS

PART I		6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
A.	SELECTED CONSOLIDATED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	7
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	7
D.	RISK FACTORS	7
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	15
B.	BUSINESS OVERVIEW	16
C.	ORGANIZATIONAL STRUCTURE	24
D.	PROPERTY, PLANTS AND EQUIPMENT	24
ITEM 4A.	UNRESOLVED STAFF COMMENTS	24
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
A.	OPERATING RESULTS	24
B.	LIQUIDITY AND CAPITAL RESOURCES	33
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	34
D.	TREND INFORMATION	34
E.	OFF-BALANCE SHEET ARRANGEMENTS	34
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	34
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35
A.	DIRECTORS AND SENIOR MANAGEMENT	35
B.	COMPENSATION OF DIRECTORS AND OFFICERS	37
C.	BOARD PRACTICES	37
D.	EMPLOYEES	43
E.	SHARE OWNERSHIP	44
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	46
A.	MAJOR SHAREHOLDERS	46
B.	RELATED PARTY TRANSACTIONS	47
C.	INTERESTS OF EXPERTS AND COUNSEL	48
ITEM 8.	FINANCIAL INFORMATION	48
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	48
B.	SIGNIFICANT CHANGES	49
ITEM 9.	THE OFFER AND LISTING	49
A.	OFFER AND LISTING DETAILS	49
B.	PLAN OF DISTRIBUTION	50
C.	MARKETS	50
D.	SELLING SHAREHOLDERS	50
E.	DILUTION	50
F.	EXPENSE OF THE ISSUE	50
ITEM 10.	ADDITIONAL INFORMATION	50
A.	SHARE CAPITAL	50
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	50
C.	MATERIAL CONTRACTS	52
D.	EXCHANGE CONTROLS	53
E.	TAXATION	53
F.	DIVIDEND AND PAYING AGENTS	61
G.	STATEMENT BY EXPERTS	61
H.	DOCUMENTS ON DISPLAY	61
I.	SUBSIDIARY INFORMATION	62

INTRODUCTION

We were incorporated as a limited liability company under the laws of the State of Israel in 1989 and changed our name from LanOptics Ltd. to EZchip Semiconductor Ltd. on July 22, 2008. Our business consists exclusively of the business of our subsidiary, EZchip Technologies Ltd., or EZchip Technologies, which is engaged in the development and marketing of Ethernet network processors for networking equipment.  We currently own 100% of the outstanding shares of EZchip Technologies and approximately 99.9% of EZchip Technologies on a fully diluted basis, taking into account EZchip Technologies options held by directors and an executive officer.  As used in this Annual Report, the terms “we,” “us,” “our” and “our company” mean EZchip Semiconductor Ltd. and its EZchip Technologies subsidiary taken together, unless otherwise expressly stated.  Our ordinary shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange under the symbol “EZCH.”

Our consolidated financial statements appearing in this Annual Report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

All references in this Annual Report to “dollars” or “$” are to U.S. dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar on December 31, 2009 as published by the Bank of Israel was NIS 3.775 per $1.00.

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

This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and within the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands" and other verbs suggesting uncertainty.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this Annual Report on Form 20-F.  We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.  We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information -Risk Factors.”

v

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data is derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  The selected income data for the years ended December 31, 2007, 2008 and 2009, and the selected balance sheet data as at December 31, 2008 and 2009, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.”  The selected income data for the years ended December 31, 2005 and 2006, and the selected balance sheet data as at December 31, 2005, 2006 and 2007, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report.  The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects,” and the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues	$5,848	$8,469	$19,488	$33,566	$40,046
Operating income (loss)	(10,126)	(10,285)	(4,604)	(6,045)	4,897
Net income (loss)	(10,438)	(12,489)	(4,533)	(4,637)	17,474
Net income (loss) attributable to EZchip Semiconductor shareholders	(10,347)	(12,317)	(4,088)	(4,600)	17,382
Per share data:
Basic net income (loss) per share attributable to EZchip Semiconductor shareholders	(0.93)	(1.05)	(0.25)	(0.20)	0.74
Diluted net income (loss) per share attributable to EZchip Semiconductor shareholders	(0.93)	(1.05)	(0.25)	(0.20)	0.66
Weighted average number of ordinary shares used in computing basic net income (loss) per share	11,156,250	11,745,171	16,533,369	23,048,868	23,376,217
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	11,156,250	11,745,171	16,533,369	23,048,868	23,516,260

Consolidated Balance Sheet Data:
Working capital	$20,627	$19,427	$46,016	$52,554	$75,033
Total assets	30,871	66,293	105,245	164,103	197,423
Long-term liabilities	2,243	5,801	3,272	4,081	4,779
Preferred shares in EZchip Technologies	38,517	23,770	23,770	--	--
Equity (deficiency)	$(12,193)	$32,613	$74,425	$154,914	$180,463

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

Risks Relating To Our Business

We depend on a very limited number of key customers and our principal customer is expected to reduce its purchases from us over time.  If we are unable to maintain our relationship with these customers or if these customers significantly reduce the use of our NPUs in their systems, our future revenues and growth will be materially adversely affected.

We currently depend on a very limited number of key customers.  Juniper Networks, a major tier-1 vendor of carrier Ethernet switches/routers, or CESRs, is currently our largest customer, accounted for approximately 55% of our 2008 revenues and approximately 54% of our 2009 revenues.  In October 2009, Juniper Networks announced its launch of a new family of processors and networking systems incorporating internally developed chips.  We expect that over time, as this new family of Juniper Networks products replaces the products that incorporate our NPUs, Juniper Networks may significantly reduce or perhaps discontinue its purchases from us.  Juniper Networks operates in the CESR segment, which is one of the five segments of the carrier Ethernet, or CE, market in which we operate.

Revenues from our other leading customer, which is a larger tier-1 vendor than Juniper Networks and which operates in several segments of the CE market, are not yet material and accounted for less than 10% of our 2009 revenues.

It typically takes carriers at least one year to approve new products before installing them in their network.  The ramp up during that period is difficult to predict and can cause revenue volatility that we occasionally see during the first year of production of a new platform.  Once approved however, such products can ramp up quickly and be continuously purchased for a long period.  For example, our NP-2 processors that started to ship in 2006, are still in the ramp up phase of their lifecycle, which is expected to continue through 2010, while sales of our NP-3 processors are now just initiating and are expected to start reaching meaningful levels in 2010.

We believe we will begin generating significant revenues from our other leading customer before Juniper Networks reduces or discontinues its purchases from us in the future.  However, due to the lengthy design and development cycle, and other matters beyond our control, it is difficult to predict when Juniper Networks will begin to reduce or discontinue its purchases from us, and when our other leading customer will enter a ramp up phase.  Furthermore, we may not generate a significant level of revenues in the future from our other leading customer, who may purchase significantly lower quantities in the event the products that incorporate our network processors are not commercially successful, or due to global economic conditions or other conditions beyond our control.

In addition, our future revenues and growth will depend in large part on our relationship with other vendors in the CE market.  If any of these vendors decide not to incorporate our products into their future CE products or to cease incorporating our network processors in their current products, or purchases significantly lower quantities than expected due to global economic conditions or otherwise, or if the products that incorporate our network processors are not commercially successful, our future revenues and the growth of our business will be materially adversely affected.

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The recent crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  Although global economic conditions have begun to stabilize or improve, the markets in which we operate remain weak.  If the economies in the countries in which we operate continue to be weak or weaken further, carriers in such countries may reduce or postpone their technology spending significantly.  This could result in reductions in sales of networking equipment that incorporate our products, longer sales cycles, slower implementation of new carrier Ethernet networks and increased price competition.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets remain weak or weaken further, our business, operating results and financial condition may be materially adversely affected.

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

Our future success will be subject to the risks we will encounter in the network processor industry.  We have a limited operating history in the industry, with our first product sales in the second quarter of 2002 and total sales through December 31, 2009 of approximately $114 million.  We have incurred operating losses in four of our last five fiscal years (with the exception of 2009).  Our limited operating history makes it difficult to evaluate the prospects of our business, particularly in light of the current global economic conditions.  Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control.  Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are unproven.  As an early stage company in the developing network processor industry, we face numerous risks and uncertainties.  Some of these risks relate to our ability to:

•	expand and enhance our product offerings;

•	increase our revenues;

•	diversify our sources of revenue;

•	respond to technological changes;

•	respond to competitive market conditions; and

•	respond to global economic conditions.

If we fail to address these risks and uncertainties, our results of operations will be adversely affected.

We may experience difficulties or delays in the introduction of our new family of network processors and other new and enhanced products.

We recently announced a new family of network processors targeting Ethernet Access applications.  Several models of the network processors, named NPA, were sampled in the fourth quarter of 2009. The NPA product family addresses the transition of carrier access from ATM/TDM based networks to Ethernet packet-based networks and the provisioning of triple-play services that command increased bandwidth and service guarantees to residential and business users.  We may not be successful in developing, introducing and marketing these new offerings or in addressing all or any portion of the potential market for these offerings.  We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these offerings.  Furthermore, our new offerings may not adequately meet the requirements of the marketplace or achieve market acceptance.  If we do not timely develop and introduce these offerings or respond in a timely manner to changing market conditions, customer requirements or global economic conditions, the growth of our business may be adversely affected.

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

If we are unable to adequately protect our technology or other intellectual property through patents, copyrights, trade secrets, trademarks and other measures, our competitors and third party manufacturers could use our proprietary information and we could lose our competitive advantage.

To compete effectively, we must protect our proprietary information.  We rely on and intend to rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights.  Our failure to adequately protect our technology or other intellectual property from use by our competitors and third party manufacturers could jeopardize our competitive advantage, and result in a loss of customers.  We have a number of issued patents, however, the patents that have been issued may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold.  In addition, our competitors may be able to design around our patents.

Our products employ technologies that may infringe on the proprietary rights of third parties, which may expose us to litigation and prevent us from selling our products.

Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry.  This often results in expensive and lengthy litigation.  We, as well as our customers or suppliers, may be accused of infringing on patents or other intellectual property rights owned by third parties.  An adverse result in any litigation could force us to pay substantial damages, stop designing or manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, indemnify third parties, discontinue using certain processes or obtain licenses to use the infringing technology.  In addition, we may not be able to develop non-infringing technology, nor might we be able to find appropriate licenses on reasonably satisfactory terms.

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

We have entered into an agreement with a sole supplier for the manufacture of each of our existing network processor models and we expect to use a sole supplier for our next generation of network processors as well.  Our NP-3 network processors are manufactured by IBM.  Our NP-2 network processor, our special version NP-3 network processor, and our NPA and NP-4 network processors (which have recently sampled), are or are expected to be manufactured by Taiwan Semiconductor Manufacturing Co., or TSMC, through third parties that coordinate and assume responsibility for various aspects of the manufacturing process.  IBM, TSMC or any future sole supplier for our current and future products may reduce or delay shipment if its ability to manufacture network processors is constrained.  If a sole supplier of our network processors, a third party that arranges for their manufacture, or any other subcontractor fails to deliver network processors or necessary components or services on time or at all, our business could be severely harmed.  In addition, if the current manufacturing arrangement between our third party subcontractor and TSMC is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to make alternative arrangements with substitute suppliers.

These and other risks associated with our reliance on a third-party manufacturer could materially and adversely affect our business, financial condition and results of operations.

The performance of the capital markets may significantly decrease the value of our marketable securities and may cause us to incur impairment charges relating to our investment portfolio.

The performance of the capital markets affects the values of the funds we hold in marketable securities, which as of December 31, 2009 totaled $29.5 million.  These securities are subject to market fluctuations.  For example, in 2008 and into first half of 2009, the credit and capital markets deteriorated significantly and adversely impacted the fair value of our investments.  Future turmoil in the capital markets may result in impairments of the carrying value of our investment assets.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources.  Section 404 of the Sarbanes-Oxley Act requires (i) management's annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year.  If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

Future exercises of our options and vesting of our restricted share units may result in substantial dilution and future sales of these ordinary shares may cause the market price of our ordinary shares to decline.

Future exercises of our options and vesting of our restricted share units may result in substantial dilution and future sales of these ordinary shares may cause the market price of our ordinary shares to decline.  We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares.  Sales of substantial amounts of our ordinary shares in the public marketplace by us or our shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate.

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

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel.  Political, economic and security conditions in Israel directly influence us.  Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2009.  Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Hamas launched hundreds of missiles from the Gaza Strip against Israeli population centers, which led to an armed conflict between Israel and Hamas during December 2008 and January 2009.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and neighboring countries may have a material adverse effect on our business, financial conditions and results of operations.

Additionally, some of our key employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency.  If a military conflict or war arises, such as the hostilities along Israel's border with the Gaza Strip at the beginning of 2009, these individuals could be required to serve in the military for extended periods of time.  Our operations could be disrupted by the absence for a significant period of one or more of our key employees due to military service.  Any disruption in our operations would harm our business.

Fluctuations in the exchange rate between the U.S. dollar and foreign currencies may affect our operating results.

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  Since 2007, the NIS has generally appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel.  NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we may use hedging techniques we cannot completely eliminate the effects of currency fluctuations.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

On April 1, 2005, an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise).  Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process.  The amendment does not apply to investment programs approved prior to December 31, 2004 and applies to new investment programs only.    In order to be eligible for tax benefits, we must comply with various conditions, as well as periodic reporting obligations.  If we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate.  We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.  As of December 31, 2009, we did not generate income under the provisions of the amended Investment Law.

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

Technology developed by OCS funding may only be transferred subject to the prior approval of an OCS committee and, under certain circumstances, also to the payment of a redemption fee which is a certain percentage of the price paid in connection with such a transfer.  A transfer, for the purpose of OCS rules, includes an actual sale of the technology, any exclusive license to develop, market, and manufacture products resulting from the technology or any other transaction which in essence constitutes a transfer of the technology and does not include the worldwide sale of products that are based on technology developed with OCS funding.  We may not receive the required approvals should we wish to transfer this technology in the future.  These restrictions may impair our ability to sell our technology assets, and the restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants.  In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

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

We are incorporated under Israeli law.  The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at a general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval.  In addition, a controlling shareholder, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote, and a shareholder that possesses the power to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company.   The Israeli Companies Law also provides that a breach of the duty of fairness will be governed by the laws governing breach of contract; however, Israeli law does not define the substance of this duty of fairness.  There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law may delay, prevent or make difficult a change of control and therefore depress the price of our shares.

Some of the provisions of Israeli law could:

•	discourage potential acquisition proposals;

•	delay or prevent a change in control; and

•	limit the price that investors might be willing to pay in the future for our ordinary shares.

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

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We follow Israeli law and practice instead of NASDAQ rules regarding the director nominations process, compensation of executive officers and the requirement to obtain shareholder approval for certain dilutive events.

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Listing Rules.  We do not comply with NASDAQ requirements regarding the director nominations process and compensation of executive officers, which require that director nominees and compensation of executive officers be selected/determined, or recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors determines executive compensation, subject to the required approvals under Israeli law.  In addition, we follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approval are also required.  Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a "significant private placement," in which case shareholder approval, and, in some cases, audit committee approval, would also be required.  The Israeli Companies Law defined a "significant private placement" as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which (A) results in a 5% or more shareholder increasing its interest in the company or an offeree becoming a 5% or more shareholder, and (B) involves consideration that is not solely cash or public traded securities, or is not on fair market terms.  As a foreign private issuer listed on The NASDAQ Global Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders' meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

ITEM 4.   INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated as a limited liability company under the laws of the State of Israel in 1989 as Dan-Serb Ltd. and changed our name to LanOptics Ltd. in March 1990 and to EZchip Semiconductor Ltd. on July 22, 2008.  Until 1999, our principal business was the development, manufacture and marketing of solutions and Internet applications to improve the connectivity and performance of corporate Local Area Networks, or LANs, and Wide Area Networks, or WANs.  In mid-1999, we decided to cease the research and development of new switching products for LANs and instead, to focus on our internal application-specific integrated circuit, or ASIC, design team.  This team, which had previously developed ASICs for our LAN and WAN products, began work on the development of network processors. This new business initiative was incorporated as our subsidiary EZchip Technologies in December 1999.

Our business now consists exclusively of the business of our EZchip Technologies subsidiary, a fabless semiconductor company that is engaged in the development and marketing of Ethernet network processors for networking equipment.  EZchip Technologies provides its customers with solutions that scale from 1-Gigabit to 100-Gigabit per second with a common architecture and software across all products.  EZchip Technologies’ network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks.  We currently own 100% of the outstanding shares of EZchip Technologies and approximately 99.9% of EZchip Technologies on a fully diluted basis, taking into account EZchip Technologies’ options held by directors and an executive officer.  Our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692 Israel, and our telephone number is +972-4-959-6666.  Puglisi & Associates, located at 859 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, serves as our agent for service of process in the United States.

B.    BUSINESS OVERVIEW

Industry Background

In recent years there has been a significant increase in the bandwidth demands on communications networks. These networks have experienced major upsurges in the volume, variety and complexity of communications traffic.  The expansion of broadband access technologies to residences and businesses, in large part due to growth in Internet usage and the dramatic increase in communications traffic that consists of digital media, have created strong demand for greater access bandwidth.  To meet this demand, carrier networks are undergoing significant changes and, most significantly, are migrating to packet-based Ethernet networks that enable higher throughput, lower cost and uniform technology across both the access and metro networks.  These networks are now being designed to deliver voice, video and high-speed Internet access, or “triple-play” services, on one converged, efficient and flexible network.  These trends require network equipment, and particularly the switches and routers that build the metro Ethernet networks, to comply with evolving market requirements and to be able to provide new services, better quality of service, or QoS, and to support new protocols and standards.  Programmable network processors, or NPUs, address these needs.

Network processors are programmable integrated circuits that combine the speed advantages of fixed-function ASIC chips with the programmability and flexibility of microprocessors.  They can accommodate new Internet applications and new protocols, simply by downloading new software.  This combination of performance, speed and flexibility allows equipment suppliers to keep pace with changes, offer new services and extend the lifespan of their products.

Carrier network equipment is the primary target for network processors, since the switches, routers and access nodes that make up the carrier networks are more demanding in features and performance and are less cost sensitive than enterprise networks.  The carrier network usually consists of three domains, although in some cases there is an overlap between these domains: (i) the access network aggregates traffic from individual businesses and residences; (ii) a metro area network, or MAN, spans a metropolitan area, and interconnects the access networks; (3) a wide area network, or WAN, interconnects geographically distanced MANs.

As carriers gradually migrate to Ethernet-based infrastructure, the various classes of equipment that make up the carrier networks are migrating to Ethernet-centric platforms, including Carrier Ethernet Switch Routers, or CESR, transport switches, and access platforms (in particular microwave backhaul switches, passive optical access optical line terminal, or PON OLT, and cable modem termination systems, or CMTS), IP DSL access multiplexers, or DSLAMS, and Ethernet Access switches.  Vendors of these types of systems are the primary target customers for our network processors.  Other smaller target markets include data center appliances that perform functions such as security, load balancing and traffic monitoring and analysis.  Systems are typically built as a modular, multi-slot chassis that consists of several line cards with many network ports per line card or as a stand-alone, fixed configuration, flat frame known as a pizza box.

Market Trends

Networking equipment can be designed to incorporate ASICs, which are non-programmable switching chips, field programmable gate arrays, or FPGAs, high-speed network processors, or NPUs, or a combination of these.  The challenge is to provide an integrated solution that is both flexible and cost-effective.

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

NPUs are the most suitable for use in networking equipment because of the high throughput and flexibility they provide. NPUs typically maximize current silicon technologies to provide optimal programming flexibility and integration while maintaining high performance.  NPUs are cost effective in light of their advantages.  Within the market for NPUs, there are currently two main classes:

•	Access NPUs - typically with several Gigabit-per-second throughput and used mostly in access equipment.

•	High-speed NPUs - typically with 10-Gigabit and higher throughput and used mostly in metro and edge equipment.

In previous years, a third class of mid-range NPUs existed, typically with up to 2.5-Gigabit throughput and often used in multi-service equipment, such as asynchronous transfer mode, or ATM, equipment.  These NPUs were the first NPUs to hit the market and gain market traction.  Because of the long life-cycles of networking equipment, they are still being sold in relatively large volumes.  However they are presently used mostly in legacy networking equipment and are typically not selected for new designs.  Consequently, they will likely decline in market share over time.

Carrier Ethernet equipment implement a significant number of NPUs.  Systems are often built in a modular, multi-slot chassis.  Each chassis typically consists of 8-16 line cards, with each line card consisting of 1-8 NPUs, so that 8-128 NPUs can be typically used for a fully populated chassis.  Equipment built in a pizza box form will typically use 1-4 NPUs per box.

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

Our network processors are single-chip solutions that enable our customers to design high-density, multi-port line cards.  They include processing and classification engines, traffic managers (other than our discontinued NP-1 and NP-1c processors) and media access controllers, or MACs, and as a result, reduce the number of complementary chips required.  This high level of integration benefits networking vendors by reducing the system price, complexity and amount of space required on the board.

Our NPUs represent a major advance over earlier generations of network processor solutions.  These earlier solutions required multiple chips to perform the requisite designed-in functions, placing limitations on the speed at which data could be processed, the density of ports that could be achieved in a given system and the associated cost.  Moreover, most of these earlier solutions employed generic reduced instruction set computer, or RISC, processors rather than specially designed processing engines.  Our advantages over these earlier designs lie in the integration of processing, classification and traffic management functions in a single chip.  This is accomplished with patented and other proprietary elements, our task optimized processing technology that uses specialized processing engines instead of generic RISC engines, chip architecture innovations and innovative table lookup (search) algorithms.  As a result, systems designed using our products offer equipment vendors the performance they need and the ability to reduce chip count, power consumption and cost.

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

Continuing with our development of highly integrated products, in December 2003 we introduced the NP-1c network processor.  Like the NP-1, the NP-1c is a single-chip, full-duplex, 10-Gigabit network processor that integrates search engines, yet it offers a significant increase in performance and cost reduction due to its improved process technology.  NP-1c is essentially an improved and less expensive version of the NP-1 that uses a 0.13-micron chip manufacturing process and, therefore, we no longer offer the NP-1.  In June 2008 we announced the end-of-life of the NP-1c and final shipments were made during 2009.

The NP-2, introduced in July 2005, is, like its predecessor, the NP-1c, a single-chip, full-duplex, 10-Gigabit (20-Gigabit total) network processor.  However, in addition to the integration of packet processing, classification search engines and MACs provided in the NP-1c, the NP-2 also includes traffic managers for improved QoS.  By integrating the traffic management function directly into our network processor (unlike others, where this function is generally performed by complementary chips), we offer our customers a cost-effective network processing solution that reduces power dissipation and system design costs.  The NP-2 network processor is available in three models with different speeds and feature sets, which enables the NP-2 to position itself in network processor market segments not reached by the NP-1 and NP-1c.

While the NP-1c was targeted mainly at service cards in communication applications, typically with one or two of these cards per chassis, the NP-2 addresses line card applications, which often have eight or more cards installed per chassis, and stand-alone “pizza box” applications.

Since all the NP-2 models are software compatible and share the same pin arrangement, customers may modify their NP-2 designs using the different NP-2 models to offer a range of products at differing price points.  The NP-2 network processor is manufactured by TSMC.

The NP-3 is an enhanced version of NP-2, providing a significant increase in throughput.  We offer two versions of the NP-3 network processor.  The first is a special version developed jointly with Marvell Technology Group Ltd., or Marvell, for a major networking equipment vendor, and it sampled in 2007.  We developed the second version for the general market independently of Marvell, and it sampled in 2008.  Both versions are now in production.  The NP-3 features greater throughput than the NP-2 through the use of 90nm silicon process, enhanced table lookup algorithms and faster memory interfaces. It also provides enhanced traffic management and an integrated offload engine for operations, administration and maintenance, or OAM, functions which are of great importance in carrier Ethernet equipment.

Pursuant to our collaboration with Marvell, Marvell is responsible for the manufacture and sells the customized version of the NP-3 to the customer and pays us a fixed royalty fee that is comparable to the gross profit we would have generated had we sold the chip directly to that customer.  Since we do not incur any production costs under this model, sales to this customer result in a higher gross margin to the company. The standard NP-3 network processor is manufactured by IBM and is sold by us in a direct selling model to our other customers.

The NP-4, a 100-Gigabit NPU (total throughput), continues with our distinctive high level integration of functionality into the network processor.  NP-4 offers higher throughput than NP-3 and targets 40-Gigabit, 100-Gigabit and up to 400-Gigabit line-card and pizza box carrier Ethernet applications.  In addition to its integrated classifiers and traffic managers, the NP-4 includes Ethernet physical layer transceivers, or PHYs, and for some applications eliminates the need for a separate fabric interface chip.  Integration of these functions, normally performed by separate chips, is intended to further save our customers valuable space on their cards while reducing system costs and complexity.  We began sampling the NP-4 in January 2010.

We have entered into an agreement with Marvell pursuant to which Marvell will be the sole vendor for our NP-4 network processor.  The NP-4 network processor will be manufactured by TSMC (see below in this Item 4.B “Information on the Company – Business Overview – Manufacturing”).  Pursuant to our NP-4 agreement with Marvell, the NP-4 may be sold in two selling models, (i) a direct model for the general market in which we will purchase the NP-4 from Marvell and sell it to our customers, and (ii) a royalty model, similar to the one implemented with NP-3, in the case of sales to the major equipment vendor customer.

The NPA is a new series of network processors targeting Ethernet Access applications.  Several models of the network processors are offered with combinations of 100-Megabit, 1-Gigabit and 10-Gigabit Ethernet ports.  This family of access NPUs applies the technology we developed for our high-speed NPUs to allow building Ethernet access switching systems.  In 2009, we sampled the first three members of the NPA product family: NPA-1, NPA-2 and NPA-3 that provide an aggregate throughput of 10-Gigabit.

With the addition of the NPA family of access NPUs, we now offer customers a broad range of NPUs ranging in throughput from several Gigabits to 100 Gigabit, with similar architecture and software that can be ported to multiple product lines.

Evaluation Boards and Network-processor Based Systems

Although our primary business is selling network processor chips, we offer systems based on our network processor. Evaluation systems are usually required by customers to enable them to test their NPU-based systems.  These systems also serve customers that focus and differentiate themselves through software applications and are in need of high-performance packet processing hardware platforms for their software applications.  The systems we provide use similar software environments and vary in their form factor:

•	NP-3 EZappliance is a stand-alone, self-contained box based on the NP-3.

•	EZsystem is a stand-alone, self-contained box based on the NP-1c and NP-2.

•	EZ-ATCA is based on the NP-2 and follows the Advanced Telecommunications Computing Architecture, or AdvancedTCA®, and is provided as a blade that can be plugged into an AdvancedTCA chassis.

•	Evaluation systems for our NP-4 and NPA network processors in various form factors.

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

To assist our customers in their application development, we also provide customers with a broad library featuring data plane code for a wide range of applications.  These include Metro Ethernet protocols, MPLS (Multi-Protocol Label Switching), IPv4 and IPv6 routing, ACL (Access Control Lists), GPON/EPON OLT functionality, Network Address Translation and Server Load Balancing.  New code is periodically added to this library.

Future Products

In order to maintain our technology leadership position and broaden the solutions we offer, we are currently developing next generation devices for both our NP high-speed NPUs and our low-speed NPA access NPUs.

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

Our NPUs integrate many high-speed task optimized processors, or TOPs, each specifically designed and optimized to perform a specific task.  Four types of TOPs – parse, search, resolve and modify – are employed in our NPUs to perform the main tasks of packet processing, which are classification, forwarding and modification.  Each type of TOP employs a unique architecture with a customized, function-specific data path and instruction set.  This minimizes the number of clock cycles required for complex packet manipulation and provides exceptionally fast packet processing.  TOP performance is boosted by a super-scalar architecture in which multiple instances of the TOPs operate in parallel within each pipeline stage.

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

Research and Product Development

Currently, 87 employees, representing about 71% of our employees, are engaged in research and development.  Our senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.  Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.  Our research and development expenses, net were approximately $8.5 million in 2007, $13.0 million in 2008 and $13.2 million in 2009.  We received research and development grants of approximately $2.1 million in 2007, $3.0 million in 2008 and $3.0 million in 2009.

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

Since we expect the NPU market to continue to grow, we believe that by securing more customers and more design wins we are strengthening our market position and increasing our potential market share.  We work closely with existing and potential customers in their design of systems and equipment where the capabilities of our products can be exploited.  We target designers, manufacturers and vendors of networking equipment and other large-scale packet processing network systems.

To facilitate marketing efforts, we have built on our extensive industry exposure through press, conferences and trade shows and have established sales and support offices in California and Massachusetts, as well as local support in China.  Currently, our sales, marketing and support staff consists of 18 professionals and administrative personnel.  This sales force consists of persons with technical training and significant experience in the semiconductor industry.  Sales efforts are augmented by the direct involvement of our senior executives, who work closely with customers to determine product needs.  In some parts of the world our strategy is to work with local marketing channels, including sales agents, resellers and distributors.  These channels are assigned territories of primary responsibility, with exclusive rights in some cases.  We will consider the need for local sales offices when justified by the circumstances.  Our in-house sales and marketing force and the external marketing channels are also responsible for providing local technical support.

Our marketing communications activities include:

•	seminar programs, trade shows, guest speaker invitations and technical conferences;

•	public relations activities and customer events;

•	technical articles in industry publications and marketing collateral materials; and

•	communications on the Internet.

We also work with leading vendors of complementary technologies to provide our customers with fully interoperable solutions.  We provide interoperability with devices from numerous semiconductor companies, including Broadcom (including through newly acquired Dune Networks), Cortina, Marvell, NetLogic, PMC-Sierra and Vitesse.

Customers and Customer Support

Most of our customers are vendors of networking equipment to which we sell directly or through contract manufacturers or distributors.

Our processors target the Carrier Ethernet equipment market, which consists of five major segments.  Fourteen vendors have significant market share within these five Carrier Ethernet market segments, although not all vendors are active in all segments.  There are many additional vendors actively providing equipment into the various segments, presently with relatively small market shares.  Each vendor that is active in one or more Carrier Ethernet segment represents one or more potential platforms that may use our processors.  Out of the 14 main vendors, currently 11 are EZchip’s customers.  We continue to work towards expanding into additional product lines and market segments with our existing customers, as well as winning new customers.

Within the five segments of the Carrier Ethernet market, CESR is currently our main market and where we derive most of our revenues.  There are six main players in the CESR segment, of which four are currently customers for our NPUs.  Two major tier-1 CESR vendors are currently our principal customers, and these vendors are building several of their CESR platforms based on EZchip Technologies network processors:

•
Juniper Networks, which accounted for approximately 54% of our 2009 revenues, entered production with NP-2 based products in 2007 and continued to launch additional products that incorporate our NPUs during 2008 and 2009.  In October 2009, Juniper Networks announced its launch of a new family of processors and networking systems incorporating internally developed chips.  We expect that over time, as this new family of Juniper Networks products replaces the products that incorporate our NPUs, Juniper Networks may significantly reduce or perhaps discontinue its purchases from us.  We believe we will begin generating significant revenues from our other leading customer, as described below, before Juniper Networks reduces or discontinues its purchases from us in the future, following its announcement in October 2009.  However, due to the lengthy design and development cycle, and other matters beyond our control, it is difficult to predict when Juniper Networks will begin to reduce or discontinue its purchases from us, and when our other leading customer will enter a ramp up phase.

•
Another major vendor has selected a customized version of the NP-3, developed in collaboration with Marvell, for its principal CESR platforms.  Pursuant to our agreement with Marvell, Marvell is responsible for the manufacturing and selling of the customized version of the NP-3 to this customer and pays us a fixed royalty fee that is comparable to the gross profit we would have generated had we sold the chip directly to that customer.  Since we do not incur any production costs under this model, sales to this customer result in a higher gross margin to the company.  This CESR vendor entered production during the first quarter of 2009 and accounted for approximately 8% of our 2009 revenues.  We expect to see revenue growth from such customer in 2010 and onwards.

Customer support is provided from our Israeli headquarters and our offices in the United States and by local support in China.  Our primary business center in the United States is located on the West Coast in the Silicon Valley area and a Boston-area office services the Eastern United States and Europe.  A representative in China supports our Chinese customers.

We offer training courses to provide our customers with a complete understanding of our products and toolsets.

Competition

The semiconductor market, particularly the high-performance semiconductor market, is highly competitive and subject to rapid technological change, price erosion and heightened international competition.  Especially in an area such as network processors, where technology has not been standardized and where applications are in early stages of development, competitive pressures can be intense.  There are currently three vendors in addition to us  that provide high-speed network processors that target the metro and access switches, and edge routers: Sandburst Corporation (part of Broadcom Corporation), Bay Microsystems and Xelerated, Inc.  In addition, Broadcom Corporation (including through Dune Networks that was recently acquired by Broadcom) and Marvell have released switch ASICs (non-programmable chips) that target these market segments as well.  Agere Systems Inc. (which was acquired by LSI) and Wintegra Inc. are focused on lower speed applications.  Our NPA access NPUs compete with NPUs from these lower speed NPU vendors.  Some customers use FPGAs, mainly from Altera Corporation and Xilinx Inc., to implement packet processing functions and these may be competing solutions as well.  We also experience major competition from customers’ internal chip design teams who choose to develop their own network processors or in-house ASIC solutions, especially in the CESR segment.  Some of our competitors or potential competitors are larger, have significantly greater sales, have greater financial resources and are better known.

We believe that the principal elements of competition in the market for advanced network processors are integration, flexibility and price.  Integration reduces the chip count (the number of chips needed in a given application to achieve the system manufacturer’s design goals), board space, power usage (the watts of electric power required to operate the chip) and ultimately the overall price of a system solution.  Flexibility implies ability to address changing market processing requirements through programming and downloading of new code to the network processor.

Our research and development efforts seek to maximize integration and programming flexibility while minimizing production costs.  Our ability to compete in this emerging market depends largely upon our ability to offer better design and performance than our competitors.

We believe we are the only network processor vendor that currently offers solutions that range in throughput from a few Gigabit to 100 Gigabit per second, all based around common architecture and software.  Other vendors focus on either the high-speed segment (over 10-Gigabit per second) or the low speed segment (up to 10-Gigabit per second).

Most of our network processor competitors’ currently-announced products use separate chips for traffic management or provide lesser flexibility or provide lesser throughput.

When compared to the non-programmable ASIC solutions, we believe that our network processors bring flexibility that addresses customers’ needs to support new applications, especially in carrier Ethernet equipment, at a reasonable price differential when compared to the price of ASIC solutions.

FPGAs, in particular when used for high-speed packet processing solutions, usually provide less integration of features at a higher cost as compared to network processors.

Our experience in developing several generations of network processors with integrated traffic managers, as well as working closely with leading carrier equipment vendors has enabled us to develop the expertise and gain deep understanding of our target systems, the requirements and how they are best addressed.  We believe this represents a considerable barrier of entry for potential competitors.

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

TSMC manufactures our NP-2 line of products using the 0.13 micron process, the special version of our NP-3 NPU, which we developed with Marvell, and the NPA-1, NPA-2 and NPA-3 products, using the 90 nanometer process.  IBM manufactures our NP-3 line of products using the 90 nanometer process. TSMC also manufactures the NP-4 using the 55 nanometer process.  We work with TSMC through third parties that coordinate and assume responsibility for the manufacturing process.  This fabless manufacturing model enables us to focus on our engineering and design strengths, minimize fixed costs on capital expenditures and still have access to high-volume manufacturing capacity.

We expect that all of our products will be single sourced from fabrication facilities and any late delivery or failure to deliver products could result in delays in satisfying customer demand, increased costs and loss of revenues.

We have been awarded ISO 9001:2000 certification.

C.    ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel.  We have two subsidiaries: EZchip Technologies Ltd., a corporation organized under the laws of the State of Israel, and EZchip Inc., a corporation incorporated under the laws of the State of Delaware.  We currently own 100% of the outstanding shares of EZchip Technologies and approximately 99.9% of it on a fully diluted basis, taking into account options held by directors and an executive officer.  EZchip Inc. is wholly-owned by EZchip Technologies.

D.    PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property.  Our principal development, marketing and administrative facilities occupy approximately 25,000 square feet of a building in Yokneam, Israel, at an aggregate rental cost of approximately $423,000 in 2009.  The lease for our principal offices expires in January 2014.

We conduct our sales operations through two locations in the United States.  We lease office space in California and Massachusetts under one-year renewable leases.  The aggregate rental cost for the two offices was approximately $80,000 in 2009.

Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business, mainly in Israel.  These purchases totaled $309,000 in 2007, $110,000 in 2008 and $319,000 in 2009.  Our capital expenditures in 2007, 2008 and 2009 were spent primarily for the procurement of research and development hardware equipment and software tools.

ITEM 4A.    NRESOLVED STAFF COMMENTS

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

General

Our business consists exclusively of the business of our subsidiary, EZchip Technologies, which is engaged in the development and marketing of Ethernet network processors for networking equipment.

We maintain our accounts in U.S. dollars, because the U.S. dollar is the currency of the primary economic environment in which our operations are conducted.  We hold most of our cash, cash equivalents and marketable securities in U.S. dollars, sales prices are quoted in U.S. dollars and the majority of purchases of materials and components are quoted invoiced and paid in U.S. dollars.  In addition, a majority of other expenses, principally research and development engineering services and marketing expenses, are incurred outside Israel in U.S. dollars or paid in U.S. dollars.  See Note 2c to our consolidated financial statements.  Nevertheless, a significant portion of the cost of our Israeli operations, mainly personnel related, is incurred in NIS.

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

Revenues from network processor chips and network processor-based systems are recognized upon shipment in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 605 “Revenue Recognition” and Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition,” when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.  Generally, we do not have any significant obligations after delivery.  We do not grant a right of return to our customers.  In addition, if a sale does not meet all of the criteria, the sale is deferred until all criteria are met.

Revenues from sales of software tools and maintenance services, which are sold separately from other products, are recognized in accordance with FASB ASC 985-605 “Software” (originally issued as Statement of Position issued 97-2).  We use the “residual method” when vendor specific objective evidence, or VSOE, of fair value only exists for the maintenance.

In certain instances, we sell network processor-based systems together with software tools and maintenance and support services.  In these cases, we comply with the requirements set forth in FASB ASC 605-25 “Revenue Recognition” (originally issued as EITF 00-21), relating to the separation of multiple deliverables into individual accounting units with determinable fair values. Revenues from such software tools and maintenance became immaterial during 2007, 2008 and 2009.

During 2006, we signed a collaboration agreement with Marvell.  According to the agreement, Marvell manufactures and sell the customized version of our NP-3 and NP-4 network processors to a specified customer and pays us royalties for each chip it sells to the customer.  Royalty revenue is recorded in accordance with ASC 605-45-45, “Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent” (originally issued as “EITF 99-19”), on a net basis.  In accordance with the agreement with Marvell, Marvell sends us royalty reports, once a month, which reflect prior month’s sales. Accordingly, we recognize royalty revenues in the month that follows the month in which the sales are made by Marvell.

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

Goodwill

Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired.  We adopted FASB ASC 350 "Intangibles-Goodwill and other" (originally issued as Statement of Financial Accounting Standards, or SFAS, No.142).  Under ASC 350, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).  We determined December 31 as the date of the annual impairment test.  We operate in one operating segment, which segment comprises our only reporting unit.  ASC 350 prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment while the second phase (if necessary) measures impairment.  In the first phase of impairment testing, goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value.  As of December 31, 2009, no instances of impairment were found.

Equity-based Compensation Expense

We account for equity-based compensation in accordance with FASB ASC 718 “Share-Based Payment” (originally issued as SFAS 123(R)), which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors.  Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods.  Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited.  If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted.

We measure the fair value of our options and restricted share units using the Black-Scholes-Merton option pricing model.  The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is calculated using the simplified method (being the average between the vesting periods and the contractual life of the options in accordance with SAB 107, as replaced and amended, effective January 1, 2008, by SAB 110). We currently use the simplified method as adequate historical experience is not available to provide a reasonable estimate, we will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the U.S. Treasury yield curve of bonds with an equivalent term to the expected life of the options. We have historically not paid dividends and currently have no intention to pay dividends in the foreseeable future.

With regard to the fair value of employee stock options in EZchip Technologies granted in previous years, we retained  a third party appraiser to calculate the ordinary shares fair value.  During 2008 and 2009 we did not grant any awards to purchase shares of EZchip Technologies. See Note 17 to our consolidated financial statements.

Accounting for Income Tax

We account for income taxes in accordance with FASB ASC 740, “Income Taxes” (originally issued as SFAS No.109).  ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized.  In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.  Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in the past.  As a result of our cumulative losses in prior years and the utilization of our loss carryforward opportunities, we have recorded valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized.  While we have considered future taxable income and ongoing tax planning strategies in assessing the need for any valuation allowance, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such a determination is made.  Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expenses in the period such a determination is made.  During 2009, following our determination that it is more likely than not that we will be able to realize a portion of our deferred tax assets, we recorded a tax benefit of approximately $11.7 million.

On January 1, 2007, we adopted an amendment to FASB ASC 740-10 (originally issued as FIN 48).  ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.  We recognize interest and penalties, if any, related to unrecognized tax benefits in our provision for income tax.

Marketable Securities

We account for our investments in marketable securities in accordance with FASB ASC 320 “Investments - Debt and Equity Securities” (originally issued as SFAS No. 115).  We determine the classification of marketable securities at the time of purchase and reevaluate such designations as of each balance sheet date.  We classify all of our marketable securities as designated available-for-sale.  Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss).  Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification basis for determining the cost of securities.  The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discount to maturity.  Such amortization, together with interest on securities, is included in the financial income, net.

We recognize an impairment charge when a decline in the fair value of our marketable securities below the cost basis is judged to be other-than-temporary.  When evaluating the investments for other-than-temporary impairment, we review factors such as the length of time and extent to which the fair value has been below cost basis, the financial condition of the issuer and any changes to the issuer, and our intent to sell, or whether it is more likely than not we will be required to sell the investment before recovery of the investment’s amortized cost basis.

Valuation of Financial Instruments

We account for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures” (originally issued as SFAS 157).  Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.  As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

•	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•
Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

•	Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  We categorized each of our fair value measurements in one of these three levels of hierarchy.

Results of Operations

The following table presents, for the periods indicated, information concerning our results of operations.

	Year Ended December 31,
	2007	2008	2009
	(in thousands, except per share data)
Revenues	$19,488	$33,566	$40,046
Costs of revenues	8,032	11,983	11,224
Amortization of existing technology	1,208	2,083	1,985
Gross profit	10,248	19,500	26,837
Operating expenses:
Research and development, net	8,529	12,953	13,243
In-process research and development charge	396	5,125	--
Sales, general and administrative	5,927	7,467	8,697
Total operating expenses	14,852	25,545	21,940
Operating income (loss)	(4,604)	(6,045)	4,897
Financial income, net	71	1,408	902
Income (loss) before income taxes	(4,533)	(4,637)	5,799
Taxes benefit	--	--	11,675
Net income (loss)	(4,533)	(4,637)	17,474
Less: Net (income) loss attributable to noncontrolling interest	445	37	(92)
Net income (loss) attributable to EZchip Semiconductor shareholders	$(4,088)	$(4,600)	$17,382
Basic net income (loss) per share attributable to EZchip Semiconductor shareholders	$(0.25)	$(0.20)	$0.74
Diluted net income (loss) per share attributable to EZchip Semiconductor shareholders	$(0.25)	$(0.20)	$0.66

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues

We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network processor-based systems, software tools and services.  For the year ended December 31, 2009, revenues increased by $6.4 million, or 19%, to $40.0 million from $33.6 million for the year ended December 31, 2008.  Juniper, currently our largest customer, accounted for $21.6 million (54% of revenues) in 2009, compared to $18.4 million (55% of revenues) in 2008.  Juniper entered production with NP-2 based products in 2007 and continued to launch additional products that incorporate our NP-2 processors during 2008 and 2009.  Marvell accounted for $3.1 million (8% of revenues) in 2009, compared to $0.7 million (2% of revenues) in 2008.  As noted above, Marvell manufactures and sells a customized version of our NP-3 processor to a specified customer and pays us royalties for each chip it sells to the customer. We recognize revenues on account of such sales on a net basis. These chips are still in the initial stages of being used in production systems by this specific customer.  Our other customers as a group accounted for $15.3 million (38% of revenues) in 2009, compared to $14.5 million (43% of revenues) in 2008.  Excluding the NP-1c processor, which reached its end-of-life in early 2009 and is no longer offered by us, other customers as a group increased by $3.3 million, or 33%, to $13.3 million for the year ended December 31, 2009 from $10.0 million for the year ended December 31, 2008.

Cost of Revenues

Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs.  For the year ended December 31, 2009, our cost of revenues decreased by $0.8 million, or 6%, to $11.2 million (28% of revenues) from $12.0 million (36% of revenues) for the year ended December 31, 2008.  The decrease in cost of revenues is mainly attributable to lower unit costs resulting from increased manufacturing volume, as well as favorable product and customer mix.  The decrease in cost of revenues as a percentage of revenues is attributable to the foregoing, as well as increased royalty revenues from Marvell, which bear no cost of goods sold (other than royalties due to the OCS in connection with grants received from the OCS in the current and prior years).

Amortization of Existing Technology

Amortization of existing technology reflects the amortized cost of the intangible asset - “existing technology” - acquired in connection with the purchases of EZchip Technologies shares in the share exchange transactions (as described below under Item 5B., “Operating and Financial Review and Prospects - Liquidity and Capital Resources” and in Notes 3 and 11 to our consolidated financial statements).  Each of the EZchip Technologies share acquisitions (other than the 2009 employee exchange offer) was accounted for according to the purchase method of accounting, in accordance with SFAS No.141, and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition.  Existing technology is amortized using the straight-line method over its useful life, which is up to four years.  For the year ended December 31, 2009, amortization of existing technology decreased by $0.1 million, or 5%, to $2.0 million from $2.1 million for the year ended December 31, 2008.

Gross Profit

For the year ended December 31, 2009, gross profit increased by $7.3 million, or 38%, to $26.8 million (67% of revenues) from $19.5 million (58% of revenues) for the year ended December 31, 2008, primarily as a result of the increase in revenues.  The increase in gross profit as a percentage of revenues is mainly the result of lower unit costs resulting from increased manufacturing volume, favorable product and customer mix and a higher portion of royalty revenues from Marvell, which bear no cost of goods sold (other than royalties due to the OCS in connection with grants received from the OCS in the current and prior years).

Research and Development Expenses, Net

Research and development expenses consist primarily of the salary and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs).  The reported figures consist entirely of EZchip Technologies’ research and development costs.  Since April 1, 2006, we have received research and development participation grants from the OCS.  For the year ended December 31, 2009, research and development costs remained substantially constant at $16.3 million (excluding OCS grants of $3.0 million) compared to $16.0 million (excluding OCS grants of $3.0 million) for the year ended December 31, 2008.

In-Process Research and Development Charge

We recorded in-process research and development charges of $5.1 million in the year ended December 31, 2008 in connection with our purchases of EZchip Technologies’ shares in January 2008.  See Note 3 to the consolidated financial statements.  We did not record any in-process research and development charges in the year ended December 31, 2009 as the 2009 employee exchange offer was accounted in accordance with ASC 810.

Sales, General and Administrative Expenses

Sales, general and administrative expenses consist primarily of salaries, commissions to third party sales representatives, participation in trade shows and travel expenses, as well as legal, accounting and other services and administrative costs.  For the year ended December 31, 2009, these expenses increased by $1.2 million, or 16%, to $8.7 million from $7.5 million for the year ended December 31, 2008.  This increase is primarily attributable to a higher level of share-based compensation expenses under ASC 718 and amortization of intangible assets acquired in connection with our purchase of shares of EZchip Technologies in prior years.

Financial Income, Net

Financial income, net reflects the income or expenses from traditional interest income or financing expenses and from exchange rate fluctuations and currency translation.  For the year ended December 31, 2009, net financial income decreased by $0.5 million to $0.9 million from net financial income of $1.4 million for the year ended December 31, 2008.  This decrease is attributable mainly to lower prevailing interest rates in the 2009 period.

Taxes benefit

For the year ended December 31, 2009, we recorded an income tax benefit of approximately $11.7 million.  The benefit was derived from an increase in deferred income tax assets, reversing valuation allowances on deferred income tax assets.  We did not record an income tax benefit for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Revenues

For the year ended December 31, 2008, revenues increased by $14.1 million, or 72%, to $33.6 million from $19.5 million for the year ended December 31, 2007.  Revenues from sales of NP-2 and NP-3 network processor chips (including network processor-based systems) increased by $13.5 million, or 91%, to $28.3 million for the year ended December 31, 2008 from $14.8 million for the year ended December 31, 2007.  The increase in NP-2 and NP-3 revenues is mainly the result of several of our customers (primarily Juniper Networks) entering into the volume production stage for networking products incorporating our NP-2 processor, and to a lesser extent due to revenues from NP-3 pre-production that commenced during 2008.  Revenues from sales of our NP-1c network processor chips (including network processor-based systems) increased by $0.9 million, or 26%, to $4.5 million in the year ended December 31, 2008 from $3.6 million in the year ended December 31, 2007.  The increase in NP-1c orders is primarily attributed to end-of-life orders received from major NP-1c customers following our company’s announcement of NP-1c end-of-life during 2009.

Cost of Revenues

For the year ended December 31, 2008, our cost of revenues increased by $4.0 million, or 49%, to $12.0 million (36% of revenues) from $8.0 million (41% of revenues) for the year ended December 31, 2007.  The increase in cost of revenues is the result of the increase in the sale of network processors chips and network processor-based systems.  The decrease in cost of revenues as a percentage of revenues is primarily the result of the increased volume production orders from our contract manufacturer (primarily reflecting the increase in sales of NP-2 network processor chips) characterized by lower unit prices, as well as from a favorable customer and product mix.

Amortization of Existing Technology

For the year ended December 31, 2008, amortization of existing technology increased by $0.9 million, or 72%, to $2.1 million from $1.2 million for the year ended December 31, 2007.  This increase resulted mainly from the January 2008 share exchange transaction, which increased the existing technology asset in our balance sheet by $4.0 million and resulted in increased amortization cost during 2008.

Gross Profit

For the year ended December 31, 2008, gross profit increased by $9.3 million, or 90%, to $19.5 million (58% of revenues) from $10.2 million (53% of revenues) for the year ended December 31, 2007, primarily as a result of the increase in revenues.  The increase in gross profit as a percentage of revenues is primarily the result of the increased volume production orders from our contract manufactures, which are characterized by lower unit prices, as well as from a favorable customer and product mix.

Research and Development Expenses, Net

For the year ended December 31, 2008, research and development costs increased by $5.3 million, or 50%, to $16.0 million (excluding OCS grants of $3.0 million) from $10.7 million (excluding OCS grants of $2.1 million) for the year ended December 31, 2007.  This increase is attributable primarily to increased labor costs in the 2008 period (resulting from an increase in the number of our research and development personnel, an increase in the average labor cost per employee, a higher level of equity based compensation under ASC 718 (originally issued as SFAS 123(R)) and the devaluation of the U.S. dollar compared to the NIS, which increased the U.S. dollar value of our NIS denominated costs), as well as to substantially higher non-recurring engineering costs related to the development of our NP-3 and NPA network processors.

In-Process Research and Development Charge

We recorded in-process research and development charges of $5.1 million for the year ended December 31, 2008 and $0.4 million for the year ended December 31, 2007 in connection with the purchases of EZchip Technologies’ shares in January 2008 and September 2007, respectively.  See Note 3 to the consolidated financial statements.

Sales, General and Administrative Expenses

For the year ended December 31, 2008, sales, general and administrative expenses increased by $1.6 million, or 26%, to $7.5 million from $5.9 million for the year ended December 31, 2007.  This increase is attributable primarily to (i) higher labor costs (resulting from an increase in the number of sales and marketing personnel, an increase in the average labor cost per employee, a higher level of equity-based compensation under ASC 718 (originally issued as SFAS 123(R)) and the devaluation of the U.S. dollar compared to the NIS, which increased the U.S. dollar value of our NIS denominated costs), (ii) amortization of intangible asset created in the January 2008 EZchip Technologies share exchange transaction, and (iii) a generally higher level of marketing expenses, sales commissions, legal, accounting and other administrative costs, associated mainly with the growth of our business.

Financial Income, Net

For the year ended December 31, 2008, net financial income increased by $1.3 million, to $1.4 million from net financial income of $0.1 million for the year ended December 31, 2007.  This increase is attributable mainly to a long-term loan that was fully repaid in October 2007 resulting in substantially lower interest and amortization expenses in the 2008 period.  In addition, in 2008 we recorded significantly higher interest income resulting from higher cash balances in the 2008 period.

Net (Income) Loss Attributable To Noncontrolling Interest

Net loss attributable to noncontrolling interest reflects the share of EZchip Technologies’ minority shareholders in EZchip Technologies’ loss.  The amounts of $37,000 and $445,000 represent proceeds received during 2008 and 2007, respectively, from the exercise of options to purchase ordinary shares of EZchip Technologies.

Effective Corporate Tax Rate

Israeli companies were subject to corporate tax at the rate of 26% of their taxable income in 2009.  The corporate tax rate was further reduced to 25% in 2010.  In July 2009, the Israeli Parliament (the Knesset) passed a tax reform act that provides for a gradual reduction in the corporate income tax rate as follows: in 2011 the tax rate will be reduced to 24.0%, in 2012 the tax rate will be reduced to 23.0%, in 2013 the tax rate will be reduced to 22.0%, in 2014 the tax rate will be reduced to 21.0%, in 2015 the tax rate will be reduced to 20.0%, and from 2016 onward the tax rate will be reduced to 18.0%. However, because we have elected to participate in the alternative package of tax benefits for our current approved enterprise, the income derived from that enterprise will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.  The period of tax benefits for EZchip Technologies’ approved enterprise is valid for ten years following the first year in which the company generated net income associated with the approved enterprise. Certain investment income derived by EZchip Technologies from investments may not be regarded by the Israeli tax authorities as income from its approved enterprise or privileged enterprise and consequently may be taxed at the regular statutory rate in Israel. As of December 31, 2009, EZchip Technologies did not generate any tax-exempt income from its approved enterprise and privileged enterprise. See Item 10.E, “Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

We, EZchip Technologies and EZchip Inc. had aggregate operating tax loss carryforwards of approximately $67.9 million as of December 31, 2009 ($27.8 million of which relate to EZchip Semiconductor, $36.9 million of which relate to EZchip Technologies and $3.2 million of which related to EZchip Inc.).

EZchip Inc. is subject to U.S. income taxes. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

We and EZchip Technologies have accumulated capital loss carryforwards in the amount of $29.0 million.

To prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax and accounting purposes.  These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.

We must also make judgments regarding the realizability of deferred tax assets. The carrying value of the our net deferred tax asset is based on our belief that it is more likely than not that we will generate sufficient future taxable income in certain jurisdictions to realize these deferred tax assets. A valuation allowance has been established for deferred tax assets which we do not believe meet the “more likely than not” criteria.  Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors.  If our  assumptions and consequently our estimates change in the future, the valuation allowances we have established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.  Our effective tax rate is highly dependent upon the geographic distribution of our U.S. and Israeli earnings or losses, the tax regulations and tax holidays in the United States and Israel, the availability of tax credits and carryforwards.

Income tax positions must meet a more-likely-than-not recognition threshold to be recognized.  Income tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first subsequent financial reporting period in which that threshold is met.  Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met.  We recognize potential accrued interest and penalties related to unrecognized tax benefits within our consolidated statements of income as income tax expense.

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

Impact of Currency Fluctuation

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we use hedging techniques, we cannot eliminate the effects of currency fluctuations.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.  See Note 21 to our consolidated financial statements.  See also discussion in Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

Seasonality

Our operating results are generally not characterized by a seasonal pattern.

Recently Issued Accounting Standards

See Note 2y to our consolidated financial statements.

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

Working Capital; Cash, Cash Equivalents; Short-Term Deposit and Marketable Securities. As of December 31, 2009, we had $75.0 million in working capital and $67.2 million in cash, cash equivalents, short-term deposit and marketable securities, compared to $52.6 million in working capital and $48.1 million in cash, cash equivalent and marketable securities as of December 31, 2008 and $46.0 million in working capital and $42.6 million in cash, cash equivalents and marketable securities as of December 31, 2007.

Cash flows. The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(1,130)	$6,242	$17,083
Net cash used in investing activities	(5,902)	(16,834)	(4,741)
Net cash provided by financing activities	26,318	8	1,518
Increase (decrease) in cash and cash equivalents	19,286	(10,584)	13,860
Cash and cash equivalents — beginning of year	12,186	31,472	20,888
Cash and cash equivalents — end of year	$31,472	$20,888	$34,748

Net cash provided by operating activities was approximately $17.1 million for the year ended December 31, 2009 compared with net cash provided by operating activities of approximately $6.2 million for the year ended December 31, 2008 and net cash used in operating activities of approximately $1.1 million for the year ended December 31, 2007.  The improvement in cash flows from operating activities in 2009 and 2008 resulted from the increase in revenues during 2008 (72% over 2007) and 2009 (19% over 2008), while gross margins improved (as explained above) in 2008 and 2009 and cash related operating expenses in 2009 moderately decreased compared to 2008. There was no material change in the mix or type of expenses used in operating activities during 2007 through 2009.

Net cash used in investing activities was approximately $4.7 million for the year ended December 31, 2009.  Of such amount, approximately $4.6 million, net, was used to purchase marketable securities and for investment in short term deposits and approximately $0.1 million was used to purchase property and equipment.  Net cash used in investing activities was approximately $16.8 million for the year ended December 31, 2008.  Of such amount, approximately $16.7 million, net, was used to purchase marketable securities and approximately $0.1 million was used to purchase property and equipment.  Net cash used in investing activities was approximately $5.9 million for the year ended December 31, 2007. Of such amount, approximately $5.6 million, net, was used to purchase marketable securities and approximately $0.3 million was used to purchase property and equipment.

For the year ended December 31, 2009, net cash provided by financing activities was approximately $1.5 million, attributable to proceeds from the exercise of employee stock options.  For the year ended December 31, 2008, net cash provided by financing activities was approximately $8,000.  For the year ended December 31, 2007, net cash provided by financing activities was approximately $26.3 million.  This amount was attributable to proceeds of approximately $25.6 million from our August and September 2007 public offerings described below (after the contemporaneous purchase of EZchip Technologies’ shares issued upon exercise of EZchip Technologies employee stock options) and approximately $4.7 million generated from the exercise of employee stock options, offset in part by repayment of a $4.0 million long term loan, which amount was borrowed in 2006 pursuant to a credit agreement we entered into with Plenus II, Limited Partnership and Plenus II (D.C.M.), Limited Partnership.

We believe that our available cash, cash equivalents and marketable securities balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

Public Offerings.  In August and September 2007, we concluded a $43.6 million public offering of our ordinary shares, of which approximately of $17.9 million was used to increase our ownership interest in EZchip Technologies through the purchase of EZchip Technologies shares issued upon the exercise of employee stock options.

In December 2009, we concluded a public offering of our ordinary shares, as described below under Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions.”  We used all our net proceeds from the December 2009 public offering to purchase a portion of the securities of EZchip Technologies tendered in the Employee Exchange Offer, as described below under Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Currently, 87 employees, representing approximately 71% of our employees, are engaged in research and development.  EZchip Technologies’ senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.  The following table sets forth our research and development expenses for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Research and development expenses	$10,651	$15,964	$16,292
Less Office of the Chief Scientist grants	2,122	3,011	3,049
Research and development expenses, net	$8,529	$12,953	$13,243

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

D.    TREND INFORMATION

See Item 4.B “Information on the Company – Business Overview” and the discussion in Item 5.A “Operating Results and Financial Review and Prospects – Operating Results.”

E.    OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our material contractual obligations as of December 31, 2009:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$2,411	$840	$1,112	$459	$--
Uncertain income tax position (1)	218	--	--	--	--
Severance pay (2)	4,779	--	--	--	--
Total	$7,408	$840	$1,112	$459	$--
_________

(1)
Uncertain income tax position under FASB ASC 740-10, “Income Taxes,” (originally issued as FIN 48), is due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 18a to our consolidated financial statements for further information regarding our liability under ASC 740-10.

(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $0.7 million is unfunded.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position(s)
Benny Hanigal	60	Chairman of the Board
Eli Fruchter(1)	54	Director, President and Chief Executive Officer of EZchip Technologies
Dror Israel	41	Chief Financial Officer
Amir Eyal	50	Vice President – Business Development of EZchip Technologies
Ran Giladi (2)	55	Director
Karen Sarid (2)(3)	59	Director
Shai Saul (2)(3)(4)	48	Director
David Schlachet (1)(2)(3)(4)	64	Director
___________________

(1)	Member of our Risk Management Committee.
(2)	“Independent Director” under rules of the Securities and Exchange Commission and NASDAQ Listing Rules (see explanation below)
(3)	Member of our Audit Committee.
(4)	“Outside Director” within the meaning of the Israeli Companies Law (see explanation below)

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

Eli Fruchter serves as the President and Chief Executive Officer of EZchip Technologies, a position that he has held since EZchip Technologies' inception in May 1999, and has served as a director of our company since its inception and Chairman of our Board of Directors from December 2006 until December 2007.  Mr. Fruchter co-founded our company and from 1990 to 1999 he served as our General Manager and the Chairman of our Board of Directors.  Prior to that, he was also among the founders of Adacom Technologies Ltd., a manufacturer of data communications products.  Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Dror Israel has served as our Chief Financial Officer since June 2001.  Prior to that and from January 2000, he served as our financial controller and as our financial analyst from August 1997 through December 1999.  Prior to joining our company, Mr. Israel was employed by Hi Group, a holding company, as a financial analyst.  Mr. Israel holds a B.A. degree in economics from Haifa University and MBA degree (cum laude) from the Technion - Israel Institute of Technology.

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

Prof. Ran Giladi has served as a director of our company since December 2001.  Prof. Giladi is a faculty member of Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1992 until 2000.  Prof. Giladi was the active Chairman of DiskSites, Inc., which was acquired by Expand Networks Ltd. in 2006.  Prof. Giladi co-founded InfoCyclone Inc. and was President and Chief Executive Officer from 2000 until 2002.  Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986.  Prof. Giladi holds a B.Sc. degree in Physics and M.Sc. degree in Biomedical Engineering, both from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

Karen Sarid has served as a director of our company since December 2001 and is a member of our Audit Committee.  Ms. Sarid serves as President and General Manager of Syneron Medical Israel since 2009.  Ms. Sarid served as the General Manager of Galil Medical Israel from 2007 to 2009.  Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market.  Prior thereto and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd.  From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group.  From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market.  Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996.  Ms. Sarid also serves as a director of Oridion Systems Ltd. and Gilat Satellite Networks Ltd.  Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

Shai Saul has served as a director of our company since December 2006 and is a member of our Audit Committee.  Mr. Saul serves as General Partner of DFJ Tamir Fishman Ventures, an Israeli technology-focused venture capital fund, since 1999.  From 2000 to 2009, Mr. Saul served as Chairman of CopperGate Communications, a developer of chips for the in-home IPTV market (acquired by Sigma Designs), and during 2001, he served as CopperGate’s Chief Executive Officer.  From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN, acquired by SafeNet).  From 1993 to 1994, Mr. Saul served as Chief Executive Officer of Ganot Ltd., a cleantech company.  Mr. Saul also serves as a director of Allot Communications Ltd. (NASDAQ: ALLT), Aniboom Ltd. and Superfish Inc., among others.  His past investments and board positions include Native Networks (acquired by Alcatel), Wave Systems, fables developer of authentication chips (NASDAQ: WAVX), Modem Art, developer of programmable baseband processors for 3rd generation mobile terminals (acquired by Agere), and Voltaire, developer of scale-out solutions for high performance data centers (NASDAQ: VOLT). Mr. Saul holds an LL.B. degree from Tel Aviv University.

David Schlachet has served as director of our company since September 2005 and is a member of our Audit Committee.  Mr. Schlachet served as Chief Executive Officer of Syneron Medical Ltd. from November 2005 to May 2007, after having served as its Chief Financial Officer from July 2004 to November 2005.  From January 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in life sciences.  From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group.  Mr. Schlachet also served as an active Chairman of Elite Industries Ltd.  From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science.  Mr. Schlachet serves as a director of Syneron Medical Ltd., a NASDAQ-listed company, and is a director of Adgar Investment and Development Ltd., BioCancell Therapeutic Inc., Mazor Surgical Technology Ltd. and Taya Investment Company Ltd., which are traded on the Tel Aviv Stock Exchange.  Mr. Schlachet also serves as a director and audit committee member of the Tel Aviv Stock Exchange and two private startup companies.  Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

There are no family relationships between any of our directors and executive officers.

B.    COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid during 2009 to all of our directors and executive officers as a group (eight persons) for services in all capacities was approximately $596,000.  This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.  The aggregate amount set aside during 2009 to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, was approximately $56,000.  All our executive officers work full time for us.

During the year ended December 31, 2009, we paid each of our outside directors approximately $1,600 per quarter and approximately $350 per meeting attended.  Our other directors did not receive any cash compensation during 2009.  Effective as of January 1, 2008, we pay a $3,000 monthly fee to Mr. Benny Hanigal in connection with his service as Chairman of our Board of Directors.  Prior to that date and from December 2006, Mr. Hanigal was paid the same monthly amount for his service as Chairman of the Board of Directors of EZchip Technologies.

During 2009, we granted our directors and executive officers as a group options to purchase an aggregate of 146,700 ordinary shares, with a weighted average exercise price of $12.90 that expire between February 2016 and September 2016, and an aggregate of 24,500 restricted share units, all of which were granted under our 2003 Amended and Restated Equity Incentive Plan.

See Item 6E. “Directors, Senior Management and Employees - Share Ownership - Equity Incentive Plans.”

In addition, as part of the Employee Exchange Offer we completed in December 2009, as described below under Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions,” our directors and executive officers as a group exchanged EZchip Technologies Options for options to purchase our ordinary shares and for cash.

We follow Israeli law and practice, instead of the NASDAQ Listing Rules requirements, regarding the compensation of our executive officers.  See Item 16G. “Corporate Governance.”

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

We do not follow the requirements of the NASDAQ Listing Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See Item 16G. “Corporate Governance.”

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

Outside directors are elected by a majority vote at a shareholders' meeting.  In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

•	the majority includes at least one-third of the shares voted by shareholders other than our controlling shareholders; or

•	the total number of shares, other than shares held by controlling shareholders, voted against the election of the outside director does not exceed 1% of the aggregate voting rights of our company.

Messrs. Shai Saul and David Schlachet serve as our outside directors under the Israeli Companies Law.   Mr. Saul’s term will expire in November 2012 and Mr. Schlachet’s term will expire in July 2011, following which their service as an outside director may each be extended for additional three-year terms.

Independent Directors.  In general, NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  Our Board of Directors has determined that each of Messrs. Giladi, Saul and Schlachet and Ms. Sarid qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  We have not included such a provision in our articles of association since our board of directors complies with the independent director requirements of the NASDAQ Listing Rules described above.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee.  An audit committee must consist of at least three directors, including all of the outside directors.  The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Under the NASDAQ Listing Rules we are required to have an audit committee consisting of at least three independent members, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee currently consists of Shai Saul, Karen Sarid and David Schlachet.  We believe that the composition and function of the audit committee comply with the requirements of the Israel Companies Law, the Securities and Exchange Commission and NASDAQ Listing Rules.

Risk Management Committee

Our board of directors established a Risk Management Committee to supervise currency risk management and the investment of our company’s funds.  Our Risk Management Committee currently consists of Eli Fruchter and David Schlachet.  Our Chief Financial Officer, Dror Israel, and an outside consultant in the field of risk management regularly advise the committee's members.

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

An “office holder” is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person's title.  Each person listed in the table under "Director and senior management" is an office holder.

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

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction.  This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.”  An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” as a spouse, sibling, parent, grandparent, descendent, spouse's descendant and the spouse of any of the foregoing.

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

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

•	extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company.

The shareholders approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	the majority includes at least one-third of the shares voted by shareholders who have no personal interest in the transaction; or

•
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

Under the Israeli Companies Law, a shareholder also has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

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

Indemnification of Directors and Officers; Limitations on Liability

Indemnification of Office Holders

Under the Israeli Companies Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company's office holder:

•	monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

•
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

•	reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

m	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

m	in a criminal action from which the office holder is acquitted, or

m	in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

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

D.    EMPLOYEES

As of March 10, 2010, we had 123 employees. The following table presents the number of our employees categorized by activity as of December 31:

	As of December 31,
	2007	2008	2009
Operations	8	9	9
Research and development	81	84	86
Sales and marketing	13	15	18
General and administrative	8	8	9
Total (1)	110	116	122

The following table presents the number of our employees categorized by geographic location as of December 31:

	As of December 31,
	2007	2008	2009
Israel (1)	103	109	115
United States	6	6	6
China	1	1	1
Total	110	116	122

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

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  All of our Israeli employees are covered by life and/or pension insurance policies providing customary benefits to employees, including retirement and severance benefits.  Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to all employees in Israel, including our Israeli employees.  According to such provisions, all employees employed for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.  We contribute 13.3% of base wages to such plans and employees contribute between 5.0% to 7% of their base wages.  We also contribute 7.5% of base wages to certain “professional education” funds for our employees and they contribute 2.5% of base wages.  Our contribution is limited to the maximum amounts that are not considered taxable income to the employee.  Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  The payments to the National Insurance Institute are determined progressively in accordance with wages.

E.    SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 22, 2010 for (i) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group.  The information in the table below is based on 24,946,179 ordinary shares outstanding as of March 22, 2010.

Name	Number of Shares(1)	Percent
Eli Fruchter (2)	813,851	3.22%
All directors and executive officers as a group (8 persons)(3)(4)	1,263,059	4.92%
__________________________

(1)
The number of ordinary shares beneficially owned includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this table, and restricted share units that vest within 60 days of the date of this table.  Shares issuable pursuant to such options or restricted share units are deemed outstanding for computing the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.

(2)
Based on information available to the company.  Includes options to purchase 309,955 ordinary shares that are exercisable within 60 days of the date of this table. The address for Mr. Fruchter is c/o EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.

(3)
As of March 22, 2010 all directors and executive officers as a group (8 persons) held options to purchase an aggregate 747,163 ordinary shares that are exercisable within 60 days of the date of this table and 9,000 restricted share units that vest within 60 days of the date of this table.  Such options have a weighted average exercise price of $6.96 and expire between May 2011 and January 2016.

None of our directors and executive officers beneficially owns more than 1% of our outstanding shares, other than Eli Fruchter, a member of our Board of Directors and President and Chief Executive Officer of EZchip Technologies.

As of December 31, 2009, our executive officers and directors as a group held options to purchase an aggregate of 1,196,868 of our ordinary shares. The weighted average exercise price of these options was $8.80 and their expiration dates ranged from May 2011 and September 2016.  As of December 31, 2009, our executive officers and directors as a group held an aggregate of 33,460 restricted share units.

Equity Incentive Plans

EZchip Semiconductor Equity Incentive Plans

2003 Amended and Restated Equity Incentive Plan.  On October 2003, EZchip Semiconductor adopted the 2003 Israeli Share Option Plan.  The plan was amended in December 2006 and further amended in December 2007.  The plan was renamed the 2003 Amended and Restated Equity Incentive Plan, or the 2003 Israel Plan.  Up to 972,600 ordinary shares may currently be granted under the 2003 Israel Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan.  The 2003 Israel Plan is administered by the Board of Directors, or a committee of the Board that is delegated authority to act as the administrator. The administrator has broad discretion, subject to certain limitations, to determine the persons entitled to receive awards, the terms and conditions on which awards are granted and the number of shares subject to each award granted.  Under the 2003 Israel Plan, we may grant restricted share units, or RSUs, and options to purchase our ordinary shares to Israeli employees, directors, consultants, advisers and service providers of our company and its subsidiaries.  In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive awards under the 2003 Israel Plan are afforded certain tax benefits (excluding our controlling shareholders or those who are not our employees or directors).  We have elected the benefits available under the “capital gains” alternative.  There are various conditions that must be met in order to qualify for these benefits, including registration of the awards in the name of a trustee for each of the employees who is granted awards.  Each award, and any ordinary shares acquired upon the exercise of the award, must be held by the trustee for a period of 24 months.  The 2003 Israel Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant.  Awards granted under the 2003 Israel Plan are generally exercisable over four years.  Awards that are not exercised will become available for further grant by the Board under the 2003 Israel Plan.  In addition, pursuant to amendment to the 2003 Israel Plan approved by our shareholders in December 2007, on January 1st of each year, commencing January 1, 2009, to the extent the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan on such date is less than 4% of the number of ordinary shares issued and outstanding on such date, the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan will automatically increase on such date to equal 4% of the number of ordinary shares issued and outstanding on such date.

As of December 31, 2009, options to purchase an aggregate of 2,115,280 ordinary shares were outstanding under the 2003 Israel Plan, with a weighted average exercise price of $14.23 per share and expiration dates ranging from January 2012 to October 2016.  In addition, as of December 31, 2009, 95,961 RSUs were outstanding under the 2003 Israel Plan.

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

As of December 31, 2009, options to purchase an aggregate of 376,537 ordinary shares were outstanding under the 2007 U.S. Plan, with a weighted average exercise price of $10.36 per share and expiration dates ranging from June 2011 to October 2016, including options to purchase an aggregate of 136,400 ordinary shares granted in December 2009 as part of the Employee Exchange Offer.  In addition, as of December 31, 2009, 10,766 RSUs were outstanding under the 2007 U.S. Plan.

2009 Israel Equity Plan.  In November 2009, EZchip Semiconductor adopted the 2009 Israel Equity Plan.  The plan was adopted in connection with the Employee Exchange Offer, as described below under Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions,”  for the sole purpose of issuing options to purchase our ordinary shares to our former and current Israeli employees who elect to exchange their options to purchase ordinary shares of EZchip Technologies.  Up to 2,500,000 ordinary shares may be granted under the 2009 Israel Equity Plan, which amount is reduced by one share for each option granted under the plan.  The 2009 Israel Equity Plan is administered by the Board of Directors or a committee of the Board that is delegated authority to act as the administrator.  Under the 2009 Israel Plan, we may grant options to purchase our ordinary shares to former and current employees, directors, consultants, advisers and service providers of our company and subsidiaries in exchange for their options to purchase ordinary shares of EZchip Technologies.  The 2009 Israel Equity Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant.  All awards granted in 2009 under the 2009 Israel Equity Plan were immediately exercisable.

As of December 31, 2009, options to purchase an aggregate of 1,505,940 ordinary shares were outstanding under the 2009 Israel Equity Plan, with a weighted average exercise price of $2.61 per share and expiration dates ranging from May 2011 to February 2016, all of which were granted in December 2009 as part of the Employee Exchange Offer.  We do not intend to grant any additional options pursuant to the 2009 Israel Equity Plan, except to the extent the holders of the remaining outstanding options to purchase ordinary shares of EZchip Technologies elect to exchange those options for options to purchase our ordinary shares.

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

In December 2009, as part of the Employee Exchange Offer, as described below under Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions,” substantially all of the outstanding options to purchase ordinary shares of EZchip Technologies were exchanged for a combination of options to purchase our ordinary shares and cash.

As of December 31, 2009 and following the completion of the Employee Exchange Offer, there were outstanding options to purchase ordinary shares of EZchip Technologies representing approximately 0.1% of the share capital of EZchip Technologies on an as converted and fully diluted basis.  All of these options were held by directors and executive officers of our company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

As of March 22, 2010, we are not aware of any person who beneficially owns 5% or more of our outstanding ordinary shares.  Each of our outstanding ordinary shares has identical rights in all respects.

Significant Changes in the Ownership of Major Shareholders

JK&B Capital and The Goldman Sachs Group.  On January 22, 2008, we issued an aggregate of 5,011,841 of our ordinary shares to The Goldman Sachs Group, Inc. and three of its affiliates and to JK&B Shalom II LLC and JK&B Capital III, Civil Law Partnership in exchange for the EZchip Technologies shares previously held by them.  The ordinary shares were issued pursuant to an exchange right agreement EZchip Semiconductor entered into with these shareholders.  Following the completion of the underwritten public offering in December 2009, as described below under Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions,” the funds affiliated with Goldman, Sachs & Co. and JK&B Capital filed Schedule 13G/As with the Securities and Exchange Commission on December 22, 2009 and December 24, 2009, respectively, to report that they no longer beneficially owned any of our ordinary shares.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 24, 2010, there were 42 holders of record of our ordinary shares, including 36 holders of record residing in the United States holding 24,537,620 ordinary shares, or 96.52% of the aggregate 25,421,065 ordinary shares outstanding as of such date.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 95.89% of our outstanding ordinary shares as of such date).

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

2009 Public Offering.  In December 2009, we completed an underwritten public offering of 4,335,605 of our ordinary shares at a public offering price of $10.50 per share.  Of such shares, 712,618 ordinary shares were sold by us and 3,622,987 ordinary shares were sold by funds affiliated with Goldman, Sachs & Co. and JK&B Capital, who received their shares in exchange for their shares in EZchip Technologies.  We used all our net proceeds from the December 2009 public offering to purchase a portion of the securities of EZchip Technologies tendered in the Employee Exchange Offer, as described below.  We did not receive any proceeds from the sale of the ordinary shares by funds affiliated with Goldman, Sachs & Co. and JK&B Capital in the underwritten public offering.  On January 14, 2010, we issued and sold an additional 106,893 ordinary shares in the underwritten public offering following the exercise by the underwriter of its over-allotment option for a total consideration of approximately $1.1 million.

Employee Exchange Offer. In December 2009, we completed an exchange offer pursuant to which we exchanged:

•	ordinary shares of EZchip Technologies, or EZchip Technologies Shares, held by current and former employees for a combination of cash and our ordinary shares; and

•	options to purchase EZchip Technologies Shares, or EZchip Technologies Options, held by current and former employees for a combination of cash and options to purchase our ordinary shares.

We refer to this exchange as the Employee Exchange Offer.  All the cash used in the Employee Exchange Offer represents proceeds the company received from the December 2009 public offering.

Upon completion of the Employee Exchange Offer:

•
we issued 243,774 of our ordinary shares and options to purchase 1,642,340 of our ordinary shares to current and former employees (including options to purchase 486,428 of our ordinary shares to our directors and executive officers); and

•
we acquired from employees and former employees of EZchip Technologies an aggregate of 2,707,948 EZchip Technologies Shares (including ordinary shares resulting from the exercise of options) for approximately $7.1 million, including 859,153 EZchip Technologies Shares from our directors and executive officers.

Following the completion of the Employee Exchange Offer, we increased our ownership interest in EZchip Technologies from approximately 99% (and 90% of on a fully diluted basis) to 100% on an outstanding basis and 99.9% on a fully diluted basis.  The dilution of each of our shareholder's percentage of ownership in our company as a result of the Employee Exchange Offer was substantially offset by the increase in our company’s holdings in EZchip Technologies to 100% of the outstanding shares.

2007 Repurchase of EZchip Technologies Shares.  During 2007, we purchased from employees and former employees of EZchip Technologies an aggregate of approximately 4,374,458 ordinary shares of EZchip Technologies that had been issued upon exercise of employee stock options for approximately $17.9 million, including 1,306,903 ordinary shares of EZchip Technologies from our directors and executive officers.

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

Export Sales

See Note 19b to the consolidated financial statements.

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

B.    SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2009.

ITEM 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Our ordinary shares were listed on the NASDAQ Global Market under the symbol “LNOP” from our initial public offering in November 1992 until April 14, 2003, at which date the listing of our ordinary shares was transferred to the NASDAQ Capital Market.  Since January 4, 2008, our ordinary shares have been listed on the NASDAQ Global Market and on January 17, 2008 our NASDAQ symbol changed to “EZCH.”  Since April 1, 2002, our ordinary shares have also been traded on the Tel Aviv Stock Exchange.

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

Annual Share Price Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market (for periods from January 4, 2008) and the NASDAQ Capital Market (for periods prior to January 4, 2008) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2005	$14.90	$4.56	$14.41	$4.93
2006	$15.24	$5.02	$15.26	$5.25
2007	$24.89	$11.20	$24.72	$11.43
2008	$18.79	$5.63	$19.32	$6.85
2009	$18.12	$9.95	$17.66	$10.51

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (for periods from January 4, 2008) and the NASDAQ Capital Market (for periods prior to January 4, 2008) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
2007
First quarter	$15.57	$11.20	$15.11	$11.43
Second quarter	$16.99	$12.74	$16.69	$13.05
Third quarter	$20.08	$13.35	$19.81	$13.25
Fourth quarter	$24.89	$17.50	$24.72	$16.78

2008
First quarter	$18.79	$9.65	$19.32	$8.34
Second quarter	$17.87	$10.00	$18.54	$9.86
Third quarter	$18.70	$10.74	$18.76	$11.25
Fourth quarter	$16.18	$5.63	$15.68	$6.85

2009
First quarter	$18.12	$9.95	$17.25	$10.81
Second quarter	$17.14	$12.25	$17.66	$12.69
Third quarter	$16.63	$11.06	$16.96	$11.23
Fourth quarter	$14.23	$10.55	$14.59	$10.51

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2009	$14.23	$11.70	$14.59	$11.96
November 2009	$13.71	$11.70	$13.52	$11.65
December 2009	$13.65	$10.55	$13.43	$10.51
January 2010	$13.37	$11.73	$13.45	$11.84
February 2010	$16.48	$11.62	$16.32	$11.78
March 2010 (through March 24, 2010)	$20.25	$15.99	$20.52	$16.01

B.    PLAN OF DISTRIBUTION

Not applicable

C.    MARKETS

See Item 9A. ”The Offer and Listing - Offer and Listing Details.”

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

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.  Pursuant to Israel’s securities laws, a company registering its shares for trade on the Tel Aviv Stock Exchange may not have more than one class of shares for a period of one year following registration, after which it is permitted to issue preferred shares, if the preference of those shares is limited to a preference in the distribution of dividends and these preferred shares have no voting rights.

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

Anti-Takeover Provisions Under Israeli Law

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights in the company, unless there is already another shareholder of the company with 25% or more of the voting rights.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless there is a shareholder with more than 45% of the voting rights in the company.

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

Finally, in general, Israeli tax law treats stock-for-stock acquisitions less favorably than does U.S. tax law.  Israeli tax law has been amended to provide for tax deferral in specified acquisitions, including transactions where the consideration for the sale of shares is the receipt of shares of the acquiring company.  Nevertheless, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid, although in the case of shares of a foreign corporation that are traded on a stock exchange, the tax may be postponed subject to certain conditions.

C.    MATERIAL CONTRACTS

On April 29, 2004, EZchip Technologies and eSilicon Corporation, or eSilicon, entered into a Master ASIC Services Agreement.  Under the agreement, eSilicon agreed to perform, or cause to be performed on its behalf by an agreed upon party, at the request of EZchip Technologies, various ASIC services and manufacture certain ASIC products for EZchip Technologies.  eSilicon agreed to use commercially reasonable efforts to furnish the services and develop and deliver the deliverables specified in any order issued by EZchip Technologies under a project proposal determined by the parties under the agreement.  Currently, eSilicon manufactures our NP-2 network processor.  The agreement was for an initial term of three years and automatically renews for additional one-year terms following the initial term and each renewal term thereafter, unless terminated by either party upon 90 days notice prior to the date of the automatic renewal.  This summary is qualified in its entirety by the text of the agreement, which is an exhibit to this Annual Report.

On January 1, 2007, EZchip Technologies and Juniper Networks entered into an Agreement for Purchase and Sale of Goods.  Under the agreement, we agreed to supply to Juniper Networks our network processors for incorporation in Juniper Networks’ network equipment products and components upon orders issued by Juniper Networks or its affiliates.  Currently, we supply Juniper Networks with our NP-2 network processor.  The agreement was for an initial term of three years and is automatically extended for successive two-year terms, unless terminated by either party upon prior notice in accordance with its terms.  The agreement does not provide for any minimum purchase orders by Juniper Networks.  For the years ended December 31, 2007, 2008 and 2009, Juniper Networks paid us under the agreement $8.1 million, $18.4 million and $21.6 million, respectively.  This summary is qualified in its entirety by the text of the agreement, which is an exhibit to this Annual Report.

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

General corporate tax structure in Israel

Israeli companies were generally subject to corporate tax at the rate of 26% of their taxable income in 2009.  The corporate tax rate was reduced to 25% in 2010.  Corporate tax rates applicable for 2007 and 2008 were 29% and 27%, respectively.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

In 2006, transfer pricing regulations came into force, following the introduction of Section 85A of the Israeli Tax Ordinance under Amendment 132.  The transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arms' length principle and reported and taxed accordingly.

In 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting in 2008 and thereafter.  Starting in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the consumer price index carried out in the period up to December 31, 2007.  The amended law includes, among other provisions, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

Israeli companies are subject to 25% capital gains tax on gains earned after January 1, 2003.  Capital gains pertaining to assets acquired before that date are subject to a blended tax rate based on the relative periods of time held before and after that date.

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

Under the Approved Enterprise program, a company is eligible for governmental grants.  The tax benefits under such program are generally limited to 12 years from commencement of operation or 14 years from the date of the approval, whichever is earlier.  A company may elect to receive an alternative package comprised of tax benefits, referred to as the Alternative Track, rather than grants.  Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel).  The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise.  There is no year limitation to the Alternative Track.  As of December 31, 2009, we had not generated any income under the provisions of the Investment Law.

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

•
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

•
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

Currently we have two approved programs under the Investments Law, which entitle us to tax benefits.  The first program pursuant to the Investment Law, as in effect prior to the amendment (Approved Enterprise) and the second program pursuant to the Investment Law, as in effect after the amendment (Privileged Enterprise). Both approved programs are subject to the alternative track provisions pursuant to which undistributed income derived from the programs is exempt from tax for a ten year period. The exemption period for our approved programs starts in the first year in which we generate taxable income from the approved enterprise, subject to certain conditions. As mentioned above, the year’s limitation does not apply to the exemption period for the approved enterprise.

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

As a result of the amendment to the Investment Law in April 2005, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.  As of December 31, 2009, we had not generated any income under the provisions of the new law.

Law for Encouragement of Research and Development in the Industry, 1984

Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or the OCS, under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law.  Through December 31, 2009, we had applied and received approval for grants totaling $9.1 million from the OCS.  Under Israeli law and the approved plans, royalties on the revenues derived from sales of any of our products incorporating OCS funded know-how (including ancillary services) are payable to the Israeli government, generally at the rate of 4.0% during the first three years and 4.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/NIS exchange rate.  Royalties are paid on our consolidated revenues for products for which we received OCS participation.  With respect to royalties for revenues derived from the partnership with Marvell, royalties to the OCS will be calculated based on Marvell’s sale price to the customer.  The grants also bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

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

•
the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas), except if the grantee receives from the transferee of the know-how an exclusive, irrevocable, perpetual unlimited license to fully utilize the know-how and all related rights;

•	the grant recipient receives know-how from a third party in exchange for its OCS funded know-how; or

•	such transfer of OCS funded know-how arises in connection with certain types of cooperation in research and development activities.

As of December 31, 2009, we had an outstanding contingent obligation to pay royalties in the amount of approximately $8.6 million.

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

The following are the principal corporate tax benefits that are available to Industrial Companies:

•	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes,

•	accelerated depreciation rates on equipment and buildings,

•	under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies, and

•	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  We cannot assure you that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Taxation of Shareholders on Receipt of Dividends

Taxation of Non-Israeli Shareholders

Under Israeli tax law, a distribution of dividends from income attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company according to the Investment Law).  Any distribution of dividends from income that is not attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 20% unless a lower rate is applicable under a double taxation treaty, except that dividends distributed to an individual who is deemed “substantial shareholder” are subject to tax at the rate of 25%. These rates are the final taxes in Israel on dividends for individual and corporate non-residents of Israel. Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income. This includes income from Israeli derived interest, dividends and royalties.

Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a United States resident is 25% (following amendment 147 to the Israeli Tax Ordinance the applicable withholding tax for dividends paid after January 1, 2006 is 20% of the dividend amount) or 15% in connection with an Approved Enterprise/Privileged Enterprise.

Dividends received by a United States company that holds at least 10% of our voting rights will be subject to withholding tax at the rate of 12.5%, provided certain other conditions in the tax treaty are met (or at the tax rate of 15% in respect of dividends paid from income attributable to our Approved Enterprises).

A U.S. corporation would have a reduced withholding rate on dividends if it were to own 10% or more of our voting rights under specified conditions.  The reduced withholding tax rate on the dividend would be 12.5%.  The U.S. corporation must own at least 10% of the voting shares during the portion of the company's tax year before the payment of the dividend and during the entire prior tax year.  The reduced rate is also subject to two other conditions.  First, not more than 25% of the company's gross income for the prior tax year could consist of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries. Second, the dividend cannot be derived from income during any period for which the company is entitled to the reduced tax rate applicable to an Approved Enterprise/Privileged Enterprise.  In this case the withholding tax rate would be 15%.

According to an amendment to the Israeli Tax Ordinance, which became effective in 2003, since EZchip Semiconductor's ordinary shares are traded on the TASE and on Nasdaq, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation.  Under the terms of the tax treaty, Israel may tax capital gains realized by shareholders resident in the United States on a sale of ordinary shares of EZchip Semiconductor if certain conditions exist, however, such right is subject to the above exemption.

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

Dividends paid from income derived from attributable to an Approved/Privileged Enterprise are subject to tax, which is withheld at the source, at the rate of 15%.  This limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to this tax rate.

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

However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Capital Gains Taxes Applicable to Israeli Residents

As of January 1, 2006, the tax rate on capital gains to a non-principal individual shareholder (those persons holding less than 10% of our ordinary shares), derived from sales of shares listed on a stock exchange, is 20% on the real capital gain accrued from January 1, 2003 and 25% to an individual principal shareholder.

The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the later case, the capital loss that might be set off is the difference between the adjusted average value and the value of the shares at the date of sale.

Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

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

Distributions Paid on the Ordinary Shares

Subject to the discussion of the passive foreign investment company rules below, a U.S. Shareholder generally will be required to include in gross income as dividend income the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of EZchip Semiconductor’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes.  Distributions in excess of such earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Shareholder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares.  Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars on that day. A U.S. Shareholder generally will recognize foreign currency gain or loss (which is treated as ordinary income or loss from sources within the United States) upon the subsequent disposition of the NIS.

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

U.S. Shareholders may avoid taxation under the rules described above by making (i) a “qualified electing fund” election for the first taxable year in which we are a PFIC to include such U.S. Shareholder’s share of our ordinary earnings and net capital gain on a current basis or (ii) a “deemed sale” election in a subsequent year, along with a qualified electing fund election, if we are still classified as a PFIC.  A qualified electing fund election remains in effect until revoked by the IRS. You will not be able to make a qualified electing fund election unless we comply with certain applicable information reporting requirements.  Should we conclude that we are a PFIC, we will provide U.S. Shareholders with the information necessary to make the qualified electing fund election.

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

We will notify U.S. Shareholders in the event that we conclude that we will be treated as a PFIC for any taxable year.

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

F.    DIVIDEND AND PAYING AGENTS

Not applicable.

G.    STATEMENT BY EXPERTS

Not applicable.

H.    DOCUMENTS ON DISPLAY

We are subject to certain of the information reporting requirements of the Exchange Act.  As a “foreign private issuer,” we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the ordinary shares.  In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also furnish reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.  We post our Annual Report on Form 20-F on our Website (www.ezchip.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.  The information on our website is not incorporated by reference into this annual report.

This report and other information filed or to be filed by us can be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at:

100 F Street, NE
Public Reference Room
Washington, D.C. 20549

You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.   The Exchange Act file number for our Securities and Exchange Commission filings is 000-20860.

The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR  (Electronic Data Gathering, Analysis, and Retrieval) system.

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

We carry out transactions involving foreign currency exchange derivative financial instruments.  The transactions are designed to hedge our exposure in NIS against the U.S. dollar.  We recognize derivative instruments as either assets or liabilities and measure those instruments at fair value in accordance with FASB ASC 815 (previously SFAS133 and amended by SFAS161).  If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a derivative designated as a hedge is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings.

As of December 31, 2009, we had outstanding forward contracts in the amount of $5.9 million.  These contracts are for a period of up to 11 months.  Our accumulated other comprehensive income, includes $0.2 million unrealized gain on the forward contracts.

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

As of December 31, 2009, we had $34.7 million in cash and cash equivalents, $3.0 million in short term deposits and $29.5 million in marketable securities.  As of such date our marketable securities portfolio was composed of investment grade corporate bonds bearing average annual interest rates of approximately 2.8%, with average maturities of 16 months (maximum maturities of 2.8 years).

The performance of the capital markets affects the values of the funds we hold in marketable securities.  These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009.  In such case, the fair value of our investments may decline.  As of December 31, 2009, net unrealized gain in our marketable securities portfolio totaled $0.3 million.  We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

      PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2009, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2009.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2009, our internal control over financial reporting is effective.

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

ITEM 16B.  CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controllers, or persons performing similar functions.  We undertake to provide without charge, upon request, written copies of the code of ethics.  Requests should be addressed to EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel, Attention: Investor Relations.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.  The code of ethics has been posted on our website at. http://www.ezchip.com/Images/pdf/EZchip_Code_of_Business_Conduct_and_Ethics.pdf.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid To Independent Public Accountants

The following table sets forth the fees billed by our independent registered public accountant firm for professional services rendered during each of the years indicated.  All of such fees were pre-approved by our Audit Committee.

	Year ended December 31,
Services Rendered	2008	2009
Audit fees (1)	$170,000	$160,000
Audit-related fees (2)	52,000	150,000
Tax fees (3)	23,000	10,000
Total	$245,000	$320,000
_____________________________

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

(2)
Audit-related fees in 2009 relate to services provided in connection with our 2009 public offering. Audit-related fees in 2008 relate to services provided in connection with the Securities and Exchange Commission review of our annual report on Form 20-F for the fiscal year ended December 31, 2007.

(3)	Tax fees for each of the years shown in the table relate to tax consulting with respect to our privileged enterprise, tax compliance, tax planning and tax advice for actual transactions.

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

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no ordinary shares of EZchip Semiconductor purchased by us or on our behalf or by any affiliated purchaser during 2009.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.  CORPORATE GOVERNANCE

Under NASDAQ Listing Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Listing Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such provisions of the NASDAQ Listing Rules, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

On July 27, 2005 and November 12, 2009, we provided NASDAQ with a notice of non-compliance with certain NASDAQ Listing Rule requirements.  In practice, we do not comply with the following requirements, and instead follow Israeli law and practice with respect to such corporate governance practices:

•
NASDAQ rules regarding the directors nominations process, which require that director nominees be selected, or recommended for the board of directors, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.  Under Israeli law and practice our directors are recommended by our board of directors for election by our shareholders.

•
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

•
NASDAQ rules requiring that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approval are also required.  Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a “significant private placement,” in which case shareholder approval, and, in some cases, audit committee approval, would also be required.  The Israeli Companies Law defines a “significant private placement” as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which (A) results in a 5% or more shareholder increasing its interest in the company or an offeree becoming a 5% or more shareholder, and (B) involves consideration that is not solely cash or public traded securities, or is not on fair market terms.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See pages F-1 to F-50 of this annual report.

ITEM 19.    EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum of Association of the Registrant (1)
1.2	Amended and Restated Articles of Association of the Registrant (2)
1.3	Certificate of Name Change of the Registrant (translated from Hebrew)(3)
4.1	EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan (4)
4.2	EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan (5)
4.3	EZchip Semiconductor Ltd. 2009 Israel Equity Plan (6)
4.4	Agreement for Purchase and Sale of Goods dated January 1, 2007, by and between Juniper Networks, Inc. and EZchip Technologies Ltd.(7)*
4.5	Master ASIC Services Agreement dated April 29, 2004, by and between eSilicon Corporation and EZchip Technologies Ltd.(8)*
8.1	List of Significant Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Principal Executive Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
__________________
*	Confidential treatment has been requested for certain deleted portions.
(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.
(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.
(3)	Filed as Exhibit 1.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(4)	Filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.
(5)	Filed as Exhibit to the Registrant’s Form 6-K, dated December 3, 2007, and incorporated herein by reference.
(6)	Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, filed January 14, 2010, and incorporated herein by reference.
(7)	Filed as Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2007 and incorporated herein by reference.
(8)	Filed as Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2007 and incorporated herein by reference.

EZCHIP SEMICONDUCTOR LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of EZchip Semiconductor Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in Shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2010 expressed an unqualified opinion thereon.

As discussed in Note 2 to the consolidated financial statements, the Company adopted new guidance on accounting for business combinations and noncontrolling interests during the year ended December 31, 2009.

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
March 25, 2010	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD.

We have audited EZchip Semiconductor Ltd ("the Company") and its subsidiaries internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form-20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in Shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 25, 2010 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
March 25, 2010	A Member of Ernst & Young Global

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$34,748	$20,888
Short-term deposits		3,000	--
Available-for-sale marketable securities	4	29,490	27,227
Trade receivables (net of allowance for doubtful accounts of $40 as of December 31, 2009 and 2008).		6,340	5,040
Other accounts receivable and prepaid expenses	7	6,065	623
Deferred tax assets, net	18	6,038	--
Inventories	8	1,533	3,884

Total current assets		87,214	57,662

NON CURRENT ASSETS:
Prepaid development and production costs, net	9	--	50
Severance pay fund		4,099	3,148
Long term deferred tax assets	18	5,571	--

Total non current assets		9,670	3,198

PROPERTY AND EQUIPMENT, NET	10	394	273

INTANGIBLE ASSETS, NET	11	3,869	6,694

GOODWILL	12	96,276	96,276

Total assets		$197,423	$164,103

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2009	2008

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$1,963	$888
Other accounts payable and accrued expenses	13	10,218	4,220

Total current liabilities		12,181	5,108

LONG-TERM LIABILITIES:
Accrued severance pay		4,779	4,081

Total long-term liabilities		4,779	4,081

EQUITY
EZchip Semiconductor shareholders’ equity:
Share capital
Ordinary shares of NIS 0.02 par value Authorized: 50,000,000 shares at December 31, 2009 and 2008 respectively; Issued and outstanding: 24,314,990 and 23,344,004 shares at December 31, 2009 and December 31, 2008, respectively.		140	134
Additional paid-in capital		257,078	247,356
Accumulated other comprehensive income (loss)		507	(705)
Accumulated deficit		(77,262)	(94,644)
Total EZchip Semiconductor shareholders’ equity		180,463	152,141
Noncontrolling interest		--	2,773
Total equity		180,463	154,914

Total liabilities and equity		$197,423	$164,103

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2009	2008	2007

Revenues	$40,046	$33,566	$19,488
Costs of revenues	11,224	11,983	8,032
Amortization of existing technology	1,985	2,083	1,208

Gross profit	26,837	19,500	10,248

Operating expenses:
Research and development (net of grants and participations in the amount of $3,049, $3,011 and $2,122 for the years ended December 31, 2009, 2008 and 2007, respectively	13,243	12,953	8,529
In-process research and development charge	--	5,125	396
Selling and marketing	5,495	4,430	3,269
General and administrative	3,202	3,037	2,658

Total operating expenses	21,940	25,545	14,852

Operating income (loss)	4,897	(6,045)	(4,604)
Financial income, net (See Note 21)	902	1,408	71

Income (loss) before income taxes	5,799	(4,637)	(4,533)

Taxes benefit (see also Note 18)	11,675	--	--

Net income (loss)	17,474	(4,637)	(4,533)

Less: Net (income) loss attributable to noncontrolling interest	(92)	37	445

Net income (loss) attributable to EZchip Semiconductor shareholders	$17,382	$(4,600)	$(4,088)

Basic net income (loss) per share attributable to EZchip Semiconductor shareholders	$0.74	$(0.20)	$(0.25)

Diluted net income (loss) per share attributable to EZchip Semiconductor shareholders	$0.66	$(0.20)	$(0.25)

Weighted average number of Ordinary Shares used in computing basic net income (loss) per share	23,376,217	23,048,868	16,533,369

Weighted average number of Ordinary Shares used in computing diluted net income (loss) per share	23,516,260	23,048,868	16,533,369

The accompanying notes are an integral part of the consolidated financial statements.

 EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		EZchip Semiconductor Ltd. Shareholders
	Number of		Additional	Accumulated other		Non	Total	Total
	ordinary	Share	paid-in	comprehensive	Accumulated	controlling	comprehensive	shareholders’
	shares	capital	capital	income (loss)	deficit	interest(**)	income (loss)	equity

Balance as of January 1, 2007	15,669,593	$93	$117,716	$(19)	$(85,734)	$557	$--	$32,613

Issuance of shares, net of issuance cost of $150	2,500,000	12	43,465	--	--	--	--	43,477
Exercise of stock options	142,652	1	623	--	--	--	--	624
Stock-based compensation	--	--	429	--	--	--	--	429
Stock-based compensation in EZchip Technologies	--	--	--	--	--	1,584	--	1,584
Comprehensive loss:
Unrealized gain on available-for-sale marketable securities	--	--	--	8	--	--	8	8
Cumulative effect of change in accounting for uncertainties in income taxes (ASC 740-10 see Note 18a)	--	--	--	--	(222)	--	--	(222)
Net loss	--	--	--	--	(4,088)	--	(4,088)	(4,088)
Total comprehensive loss							(4,080)

Balance as of January 1, 2008	18,312,245	$106	$162,233	$(11)	$(90,044)	$2,141	$--	$74,425

Issuance of shares, net of issuance cost of $32	5,011,841	28	82,619	--	--	--	--	82,647
Exercise of stock options	1,250	*) --	3	--	--	--	--	3
Exercise of Restricted Share Units	12,000	*) --	*) --	--	--	--	--	*) --
Cashless exercise of warrants	6,668	*) --	*) --	--	--	--	--	*) --
Stock-based compensation	--	--	2,501	--	--	--	--	2,501
Stock-based compensation in EZchip Technologies	--	--	--	--	--	632	--	632
Comprehensive loss:
Unrealized loss on available-for-sale marketable securities	--	--	--	(671)	--	--	(671)	(671)
Unrealized loss on foreign currency cash flow hedges transactions	--	--	--	(23)	--	--	(23)	(23)
Net loss	--	--	--	--	(4,600)	--	(4,600)	(4,600)
Total comprehensive loss							(5,294)

(*) Less than $ 1
(**) See also Note 2w for the adoption of FASB ASC No. 810. Topic “Consolidation —an amendment of ARB No.51” and Note 3

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		EZchip Semiconductor Ltd. Shareholders
	Number of		Additional	Accumulated other		Non	Total	Total
	ordinary	Share	paid-in	comprehensive	Accumulated	controlling	comprehensive	shareholders’
	shares	capital	capital	income (loss)	deficit	interest(**)	income (loss)	equity

Balance as of December 31, 2008	23,344,004	$134	$247,356	$(705)	$(94,644)	$2,773	$--	$154,914

Exercise of stock options	6,313	*) --	87	--	--	--	--	87
Exercise of Restricted Share Units	8,281	*) --	*) --	--	--	--	--	*) --
Exercise of options in EZchip Technologies	--	--	95	--	--	1,549	--	1,644
Stock-based compensation	--	--	4,400	--	--		--	4,400
Stock-based compensation in EZchip Technologies						945		945
Purchase of noncontrolling interest in consideration of issuance of Company’s equity instruments, net of issuance cost of $213 (see also Note 3)	956,392	6	5,140	--	--	(5,359)	--	(213)
Comprehensive income:
Unrealized gain on available-for-sale marketable securities	--	--	--	991	--	--	991	991
Unrealized gain on foreign currency cash flow hedges transactions, net	--	--	--	221	--	--	221	221
Net income	--	--	--	--	17,382	92	17,474	17,474

Total comprehensive income							$18,686
Balance as of December 31, 2009	24,314,990	$140	$257,078	$507	$(77,262)	$--		$180,463

(*) Less than $ 1
(**) See also Note 2w for the adoption of FASB ASC No. 810. “Consolidation —an amendment of ARB No.51” and Note 3

	Year ended December 31,	Year ended December 31,
Accumulated other comprehensive income (loss)	2009	2008
Accumulated unrealized gain (loss) on available-for-sale marketable securities	$309	$(682)
Accumulated unrealized gain (loss) on foreign currency cash flows hedges, net of taxes	198	(23)
Accumulated other comprehensive income (loss)	$507	$(705)

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Consolidated net income (loss)	$17,474	$(4,637)	$(4,533)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,074	2,887	1,655
In-process research and development charge	--	5,125	396
Accumulated interest and accretion of discount and premium on available-for-sale marketable securities	352	(45)	(82)
Realized loss related to sale of available-for-sale marketable securities	6	27	--
Increase (decrease) in accrued severance pay, net	(253)	301	119
Amortization of discount on long-term loan	--	--	663
Stock-based compensation related to options and RSUs granted to employees of the Company and EZchip Technologies	5,345	3,133	2,458
Increase in trade receivables, net	(1,300)	(2,163)	(1,218)
Write down of bad debt	--	--	47
Decrease (increase) in other accounts receivable and prepaid expenses	(667)	557	(497)
Decrease (increase) in inventory	2,351	(250)	415
Increase in deferred tax asset	(11,675)	--	--
Increase (decrease) in trade payables	866	634	(763)
Increase in other accounts payable and accrued expenses	1,510	673	210

Net cash provided by (used in) operating activities	17,083	6,242	(1,130)

Cash flows from investing activities:
Investment in available-for-sale marketable securities	(14,354)	(22,697)	(6,613)
Investment in short-term deposits	(3,000)	--	--
Proceeds from sale and redemption of available-for-sale marketable securities	12,723	5,973	1,019
Purchase of property and equipment	(110)	(110)	(309)
Proceeds from sale of property and equipment	--	--	1

Net cash used in investing activities	$(4,741)	$(16,834)	$(5,902)

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
Cash flows from financing activities:
Issuance of shares, net of issuance costs	$(213)	$(32)	$25,590
Proceeds from exercise of options in the Company	87	3	624
Proceeds from exercise of options in EZchip Technologies	193	37	445
Proceeds from exercise of options in EZchip Technologies in connection with Share Purchase transaction	1,451	--	3,659
Repayment of long-term loan	--	--	(4,000)

Net cash provided by financing activities	1,518	8	26,318

Increase (decrease) in cash and cash equivalents	13,860	(10,584)	19,286
Cash and cash equivalents at the beginning of the year	20,888	31,472	12,186

Cash and cash equivalents at the end of the year	$34,748	$20,888	$31,472

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest on long term loan	$--	$--	$272

a. Non-cash activities:

1. Purchase of property and equipment in credit	$209	$--	$--

2. EZchip Technologies shares acquisition (see Note 3):
EZchip Technologies’ tangible assets acquired by the Company	--	24,295	4,138
Intangible assets acquired:
Existing technology	--	3,986	205
Backlog	--	97	6
Customer relationships	--	2,433	140
Goodwill		46,743	13,002
In-process research and development		5,125	396

Value of EZchip Technologies’ shares acquired	$--	$82,679	$17,887

3. Purchase of noncontrolling interest in consideration of issuance of the Company’s equity instruments, net of issuance cost of $213 (see also Note 3)	$5,359	$--	$--

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-   GENERAL

a.	EZchip Semiconductor Ltd. (the "Company") was incorporated as a limited liability company under the laws of the State of Israel in 1989.

On July 22, 2008, the Company changed its name from LanOptics Ltd. to EZchip Semiconductor Ltd.  The Company's business consists exclusively of the business of its subsidiary, EZchip Technologies Ltd. ("EZchip Technologies"), a fabless semiconductor company that develops and markets Ethernet network processors for networking equipment.

EZchip Technologies was established in December 1999 as a wholly-owned subsidiary of the Company. Over the years, EZchip Technologies raised funds from third party investors and the Company, thereby diluting the Company's ownership of EZchip Technologies. However, following a series of share acquisition transactions, as detailed in Note 3, as of December 31, 2009, the Company holds 100% of EZchip Technologies’ outstanding shares and voting rights. During 2001, EZchip Technologies established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip Technologies’ products.

b.
The Company's Ordinary Shares were listed on the NASDAQ Global Market under the symbol “LNOP” from its initial public offering in November 1992 until April 14, 2003, at which date the listing of its Ordinary Shares was transferred to the NASDAQ Capital Market.  Since January 4, 2008, the Company's Ordinary Shares have been listed once again on the NASDAQ Global Market. and on January 17, 2008 its NASDAQ ticker symbol changed to “EZCH.”  Since April 1, 2002, the Company's Ordinary Shares have been listed for trading on the Tel Aviv Stock Exchange.

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, legal contingencies, tax assets and tax liabilities, stock-based compensation costs, financial instruments with no observable market quotes. Actual results may differ from those estimates.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Adoption of new accounting standards:

1.
FASB Accounting Standards Codification:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a standard that established the FASB Accounting Standards Codification (“ASC”) and amended the hierarchy of generally accepted accounting principles (“GAAP”) such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (“ASUs”). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

2.
Consolidation:

On January 1, 2009, the Company adopted an amendment to FASB ASC 810, “Consolidation” (originally issued as FAS 160), according to the amendment, noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent’s ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment clarifies that losses of partially owned consolidated subsidiaries shall continue to be allocated to the non-controlling interests even when their investment was already reduced to zero.

The amendment applies prospectively, except for the presentation and disclosure requirements, which are applied retrospectively to all periods presented. As a result, upon adoption, the Company retroactively reclassified the “Minority Interests” balance previously included in a mezzanine section of the consolidated balance sheet to be presented in a new caption in total shareholders’ equity, “Noncontrolling Interest”. The adoption also impacted certain captions previously used on the consolidated statement of income, largely identifying net income including the portion attributable to noncontrolling interest and net income attributable to EZchip Semiconductor shareholders’. This amendment required the Company to classify net loss attributable to non controlling interest as part of the consolidated net loss ($37 and $445 for the years ended December 31, 2008 and 2007, respectively), and to include the accumulated amount of noncontrolling interest as part of shareholders’ equity ($2,773 at December 31, 2008).

The net income amounts the Company has previously reported are now presented as "Net income attributable to EZchip Semiconductor  shareholders’, and, as required, earnings per share continue to reflect amounts attributable only to EZchip Semiconductor  shareholders’. Similarly, in the statements of changes in shareholders’ equity, the Company distinguished between equity amounts attributable to EZchip Semiconductor shareholders’ and amounts attributable to the noncontrolling interest. As of December 22, 2009, the Company had acquired all of the noncontrolling interest holders (see Note 3).

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Adoption of new accounting standards (cont.):

3.
Business Combinations

Effective January 1, 2009, the Company adopted the amended FASB ASC 805, “Business Combinations” (formerly issued as FAS 141(R)). FASB ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

The ASC is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of this ASC, which are recognized in earnings following the adoption date.

4.
Fair Value Measurement of Non-Financial Assets and Liabilities

The Company adopted the provisions of FASB ASC 820-10, “Fair Value Measurements and Disclosures” (formerly FAS 157, “Fair Value Measurements”), with respect to non-financial assets and liabilities that are not presented at fair value on a recurring basis, effective January 1, 2009. The adoption of FASB ASC 820-10 did not have a material impact on the Company’s consolidated financial statements.

5.
Recognition and Measurement of Other Than Temporary Impairment of Debt Securities

Effective January 2009, the Company adopted an amendment to FASB ASC 320-10, “Investments—Debt and Equity Securities” (formerly issued as FSP FAS 115-2) with respect to measurement and recognition of other than temporary impairment in debt securities. The adoption of the ASC did not have any impact on the Company’s consolidated financial statements. See Note 2g.

c.	Financial statements in U.S. dollars:

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

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

c.	Financial statements in U.S. dollars (cont.):

Monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with FASB ASC 830 “Foreign currency matters” (originally issued as “SFAS 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

d.	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

e.	Cash equivalents:

The Company considers all highly liquid investments that are convertible to cash with original maturities of three months or less as cash equivalents.

f.	Short-term deposits

The Company considers all highly liquid investments that are convertible to cash with original maturities of more than three months and less than one year as short-term deposits.

g.	Marketable securities:

The Company accounts for its investments in marketable securities in accordance with FASB ASC 320 “Investments - Debt and Equity Securities” (originally issued as “SFAS No. 115”). The Company determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. The Company classifies all of its marketable securities as available-for-sale. Available-for-sale marketable securities are carried at fair value, with the unrealized gain and loss reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss). Realized gain and loss on sales of available-for-sale marketable securities are included in the Company's statements of operations and are derived using the specific identification basis for determining the cost of the available-for-sale marketable securities. The amortized cost of the available-for-sale marketable securities is adjusted for amortization of premiums and accretion of discount to maturity. Such amortization and accretion, together with interest on available-for-sale marketable securities, are included in the financial income, net.

The Company recognizes an impairment charge when a decline in the fair value of its available-for-sale marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time the investment has been in a loss position, the extent to which the fair value has been less than the Company's cost basis, the investments financial condition and the near-term prospects of the issuers.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

h.	Inventories:

Inventories are stated at the lower of cost or market value. The Company writes down the carrying value of its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demands and market conditions. During the year ended December 31, 2009, 2008 and 2007, the Company's write downs were immaterial.

Cost is determined as follows:
Raw materials – using the weighted average cost method.
Work in progress and finished products – using the weighted average cost method and calculated manufacturing costs.

i.	Property and equipment:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

Percentage (%)

Office furniture and equipment	6
Computers, software and electronic equipment	33
Leasehold improvements	Shorter of the term of the lease or useful life

j.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with FASB ASC 360 “Property, Plant and Equipment - Subsequent Measurement” (originally issued as SFAS No. 144), whenever events or changes in circumstances indicate that the carrying amount of an asset (or an asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the years 2009, 2008 and 2007, no impairment losses were identified.

 EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

k.	Goodwill impairment:

Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired.

The Company adopted FASB ASC 350 “Intangibles – Goodwill and other” (originally issued as “SFAS No. 142”). Under FASB ASC 350, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise) at the reporting unit level. The Company operates in one operating segment and such segment comprises its only reporting unit. The Company determined December 31 as the date of its annual impairment test.

FASB ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase the fair value of the reporting unit is compared with its carrying value. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. During the years 2009, 2008 and 2007, no impairment losses were found.

As required by FASB ASC 820, "Fair Value Measurements and disclosures", the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit

l.	Identifiable intangible assets:

Intangible assets consist of purchased technologies, customer relationship and backlog and are amortized over their useful lives, which is up to five years, using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with FASB ASC 350. The weighted average amortization period as of December 31, 2009 is approximately 1.5 years (see also Note 11).

m.	Research and development costs:

Research and development costs net of participation and grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the "OCS") are charged to expenses as incurred.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Severance pay:

The liability of the Company and EZchip Technologies for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and is presented on an undiscounted basis. Employees are entitled to one month's salary for each year of employment or a portion thereof. The liability for all of the employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance expenses (income) for the years ended December 31, 2009, 2008 and 2007 were $227, $800 and $407, respectively.

o.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with FASB ASC 740, "Income Taxes" (originally issued as "SFAS No. 109"). This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a partial valuation allowance to reduce deferred tax assets to their estimated realizable value.

On January 1, 2007, the Company adopted an amendment to FASB ASC 740-10 (originally issued as “FIN 48”). The amendment contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in its provision for income tax. As a result of the implementation of FASB ASC 740-10, the Company recognized an increase of approximately $222 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit (see Note 18a).

p.	Net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with FASB ASC 260 “Earnings Per Share” (originally issued as “SFAS No. 128").

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

q.	Accounting for stock-based compensation:

The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on its estimated fair value in accordance with FASB ASC 718 “Compensation-Stock Compensation” (originally issued as “SFAS 123(R)”).

FASB ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company’s consolidated statement of operations.

The Company recognizes compensation expenses based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures and Company’s expected pre-vesting forfeitures in future periods.

The Company measures the fair value of its options and restricted share units using the Black-Scholes-Merton option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is calculated using the simplified method (being the average between the vesting periods and the contractual life of the options in accordance with  SAB 107, as replaced and amended, effective January 1, 2008, by SAB 110). The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate.  The risk-free interest rate is based on the U.S. Treasury yield curve of bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no intention to pay dividends in the foreseeable future.

r.	Revenue recognition:

The Company generates its revenues mainly from sales of network processors chips and to a lesser extent from the sales of network-processor based systems, software tools and maintenance and support services, through EZchip Technologies and its wholly owned subsidiary EZchip Inc.

Revenues from network processors chips and network-processor based systems are recognized upon delivery in accordance with SAB 104 "Revenue Recognition", when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. The Company does not have any significant obligations after delivery. The Company does not grant a right of return to its customers. In addition if a transaction sale does not meet all the criteria, the revenue is deferred until all criteria are met.

Revenues from sales of software tools and maintenance and support services that are sold separately from other products are recognized in accordance with FASB ASC 985-605 “software”, (originally issued as “SOP 97-2”). The Company uses the “residual method” when vendor specific objective evidence (“VSOE”) of fair value only exists for the maintenance.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

r.	Revenue recognition (cont.):

In certain instances, the Company sells network-processor based systems together with software tools and maintenance and support services. In those cases the Company complies with the requirements set forth in FASB ASC 605-25 “Revenue Recognition” (originally issued as “EITF 00-21”) relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

Deferred revenues include unearned amounts received from maintenance and support services and amounts received from customers but not yet recognized as revenues.

During 2006, the Company signed a collaboration agreement with Marvell Technology Group Ltd. ("Marvell"). According to the agreement, Marvell will manufacture and sell a customized version of the Company's NP-3 and NP-4 network processors to a specified customer and will pay the Company royalties for each chip it sells to the customer.

Royalty revenue is recorded in accordance with FASB ASC 605-45-45, “Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent” (originally issued as “EITF 99-19”), on a net basis. In accordance with the Company's agreement with Marvell, Marvell sends the Company royalty reports, once a month, which reflect prior month’s sales. Accordingly, the Company recognizes royalty revenues in the month that follows the month in which the sales are made by Marvell.

s.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2009, 2008 and 2007 amounted to $113, $92 and $107, respectively.

t.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short term deposits, investments in available-for-sale marketable securities, foreign exchange contracts and trade receivables.

The Company’s cash and cash equivalents and short and long-term deposits are invested with major banks mainly in Israel and the United States. The Company invests only in highly rated financial instruments and maintains its cash equivalents, with fixed and floating interest rate income. Deposits and cash balances held with banks in the U.S. may exceed the amount of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments have a high credit rating.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

t.	Concentrations of credit risk (cont.):

The Company’s available-for-sale marketable securities include investments in highly rated marketable securities of U.S and European, Corporations. Those investments are traded in the U.S. secondary market.

The Company’s trade receivables are derived primarily from sales to customers and located mainly in North America, the Far East, Europe and Israel. The Company performs ongoing credit evaluations of its customers and has not experienced in recent years any unexpected material losses. An allowance for doubtful accounts is determined with respect to specific amounts that the Company has determined to be doubtful of collection.

The Company entered into foreign exchange forward contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to employees salaries. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency exposure (See Note 6).

u.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, available-for-sale marketable securities, short-term deposits, trade receivable, trade payable and other accounts payable and accrued liabilities, approximate fair value because of their generally short term maturities.

The Company accounts for certain assets and liabilities at fair value under FASB ASC 820, “Fair Value Measurements and Disclosures”. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, FASB ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

u.	Fair value of financial instruments (cont.):

The Company measures its debt securities and foreign currency derivative instruments at fair value. Government bonds, corporate bonds and foreign currency forward contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments (See Note 6).

v.	Royalty-bearing grants:

Royalty-bearing grants from the OCS for funding approved research and development projects are recognized at the time EZchip Technologies is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs.

EZchip Technologies is obligated to pay royalties to the OCS calculated at the rate of 3%-4.5% of sales of the products developed with the OCS's participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

Since the payment of royalties is not probable when the grants are received, EZchip Technologies' records a liability in the amount of the royalties for each individual contract when the related revenues are recognized, with a corresponding charge to cost of sales.  In the case of failure of a project that was partly financed by the OCS, EZchip Technologies will not be obligated to pay any such royalties.

w.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with FASB ASC 220 “Comprehensive Income” (originally issued as SFAS No. 130)." This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) includes all changes in equity during a period related to the Company. The Company determined that its items of other comprehensive income (loss) relates to unrealized gain and loss on available-for-sale marketable securities, and unrealized gain (loss) on foreign currency cash flow hedge.

x.	Derivatives and hedging:

The Company enters into forward exchange contracts in order to limit its exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS (See Note 5).

The Company accounts for derivatives and hedging in accordance with FASB ASC 815, “Derivatives and Hedging” (Originally issued as SFAS133 and amended by SFAS161). FASB ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of derivatives will be recognized in other comprehensive income (loss) until the hedged item is recognized in statements of operations. The ineffective portion of a derivative's change in fair value is recognized in statements of operations in finance expense

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

y.	Impact of recently issued accounting updates:

(1)
In October 2009, the FASB issued an amendment to FASB ASC 605-25, "Revenue Recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

(i)	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and how the consideration should be allocated;

(ii)
Require an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”);

(iii)	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

(iv)	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The mandatory adoption is on January 1, 2011, however, the Company may elect to early adopt the provisions prospectively to new or materially modified arrangements beginning January 1, 2010. The Company is currently evaluating the impact on its consolidated results of operations and financial condition

(2)
In October 2009, the FASB issued an update to FASB ASC 985-605.

The update amends the scope of software revenue guidance in FASB ASC Subtopic 985-605, Software-Revenue Recognition, to exclude tangible products containing software and non-software components that function together to deliver the product’s essential functionality and Such components shall be accounted for under the multiple-element arrangements revenue recognition guidance discussed in (1) above. The mandatory adoption of the update is on January 1, 2011, however, the Company may elect to early adopt the provisions prospectively to new or materially modified arrangements. In such case the Company must also early adopt the amendment to FASB ASC 605-25 with respect to multiple-elements arrangements. The Company expects that the adoption of the new guidance will not have a material impact on its consolidated results of operations and financial condition.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-   INVESTMENT IN EZCHIP TECHNOLOGIES

As of December 31, 2009, the Company owns 100% of the issued and outstanding ordinary shares and preferred shares of EZchip Technologies Ltd.

EZchip Technologies was established in December 1999 as a wholly-owned subsidiary of the Company. From 2000 through 2006, EZchip Technologies raised funds from third party investors and the Company, thereby diluting the Company's ownership of EZchip Technologies.

Commencing in 2003 and ending on December 22, 2009, the Company entered into a series of exchange and acquisition transactions with EZchip Technologies' noncontrolling interest holders in order to increase the Company’s ownership interest in EZchip Technologies.  Pursuant to these transactions (as described below), the Company (i) issued to EZchip Technologies' noncontrolling interest holders Ordinary Shares of the Company and options to purchase Ordinary Shares of the Company in exchange for such noncontrolling interest shares and options in EZchip Technologies, and (ii) acquired such noncontrolling interest holders shares in EZchip Technologies (including shares resulting from the exercise of options).

Following are the transactions with the noncontrolling interest holders in EZchip Technologies since January 1, 2007:

1.
In August 2007, the Company offered current and former employees of EZchip Technologies that held ordinary shares of EZchip Technologies and options to purchase ordinary shares of EZchip Technologies, to purchase a portion of their EZchip Technologies ordinary shares (including those resulting from the exercise of options).  As a result, during August and September 2007, the Company acquired 4,374,458 ordinary shares of EZchip Technologies [for a total consideration of $17,887.

2.
On January 22, 2008, the Company acquired 4,588,655 Preferred B Shares and 12,555,993 Redeemable Preferred C Shares of EZchip Technologies, in consideration of the issuance of 5,011,841 Ordinary Shares of the Company. The acquired shares represented all the remaining preferred shares held by the noncontrolling shareholders of EZchip Technologies.  The total fair value of the Company's Ordinary Shares issued in the acquisition was $82,679 based on the average share prices of the Company's Ordinary Shares two days before and two days after the announcement of the transaction.

The total fair value of the Ordinary Shares issued by the Company in the 2007 and 2008 acquisition transactions (see also provisions 1 and 2 above) was based on the average share prices of the Company's Ordinary Shares two days before and two days after the announcement of the applicable acquisitions. As the accounting guidance in FASB ASC 810, “Consolidation” (originally issued as FAS 160) applies prospectively, acquisitions occurring prior to January 1, 2009 were accounted for according to the purchase method of accounting in accordance with prior GAAP, mainly FAS No. 141, “Business Combinations”. Accordingly, the respective purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair values on the respective dates of acquisition as follows:

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-   INVESTMENT IN EZCHIP TECHNOLOGIES (CONT.)

Purchase price allocation	January 22, 2008	August -September 2007

EZchip Technologies’ tangible assets acquired:	$24,295	$4,138
Intangible assets acquired:
In-process research and development (1)	5,125	396
Existing technology (2)	3,986	205
Backlog (3)	97	6
Customer relationships (4)	2,433	140
Goodwill (5)	46,743	13,002
Total consideration	$82,679	$17,887

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

3.
In November and December 2009, the Company offered current and former employees of EZchip Technologies (herein the "Employee Exchange Offer") to exchange their ordinary shares and options to purchase ordinary shares of EZchip Technologies for Ordinary Shares and options to purchase Ordinary Shares of the Company and for cash (all the cash used in the Employees Exchange Offer represents proceeds the Company received from the December 2009 public offering). At such time those current and former employees of EZchip Technologies were the only noncontrolling interest holders in EZchip Technologies.

Upon completion of the Employee Exchange Offer on December 22, 2009, the Company (i) acquired 2,707,948 ordinary shares of EZchip Technologies (including ordinary shares issued upon exercise of EZchip Technologies options) for an aggregate purchase price of $7,146 (the purchase price represents the total proceeds the Company received from the December 2009 public offering) (ii) granted options to purchase 1,642,340 of Company Ordinary Shares in exchange for 6,241,078 options to purchase ordinary shares of EZchip Technologies with a fair value of $13,225, and (iii) issued 243,774 Company Ordinary Shares in exchange for 926,442 ordinary shares of EZchip Technologies with a fair value of $2,560.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-   INVESTMENT IN EZCHIP TECHNOLOGIES (CONT.)

Following the Employee Exchange Offer all outstanding ordinary shares of EZchip Technologies and substantially all outstanding options to purchase ordinary shares of EZchip Technologies are held by the Company (except for options to purchase 156,250 ordinary shares of EZchip Technologies held by certain directors and an executive officer of EZchip Technologies).

The Employee Exchange Offer and the acceleration of certain unvested EZchip Technologies options in connection thereof was accounted for as a modification of terms, based on FASB ASC 718 with a resulting increase in the percentage held in EZchip Technologies according to the provisions of FASB ASC 810.

Remaining compensation on account of original EZchip Technologies options surrendered was recognized immediately as EZchip Technologies accelerated its vesting period.

The acquisition was accounted for in accordance with FASB ASC 810 (originally issued as “SFAS No. 160”) guidance as a purchase of subsidiary’s shares from noncontrolling interest holders. In accordance with FASB ASC 810, the increase in the Company’s ownership interest in EZchip Technologies was accounted as an equity transaction. Therefore, no gain or loss was recognized in consolidated net income. The difference between the fair value of the consideration transferred and the carrying amount of the noncontrolling interest holders as recorded in Company's books immediately before the transaction was recognized in equity attributable to the Company (in APIC).

NOTE 4:-   MARKETABLE SECURITIES

As of December 31, 2009 and 2008 all of the Company’s marketable securities were classified as available-for-sale.

	December 31, 2009				December 31, 2008
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale - matures within one year:
Corporate debentures – fixed interest rate	$11,721	$158	$--	$11,879	$6,120	$1	$(28)	$6,093

Available-for-sale - matures after one year through three years:
Corporate debentures – fixed interest rate	14,491	161	(29)	14,623	21,789	39	(694)	21,134
Corporate debentures – floating interest rate	2,969	30	(11)	2,988	--	--	--	--

	$29,181	$349	$(40)	$29,490	$27,909	$40	$(722)	$27,227

For the years ended December 31, 2009 and 2008, the net unrealized gain (loss) amounted to $991 and $(671), respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-   MARKETABLE SECURITIES (CONT.)

The Company adopted FASB ASC 320-10-65 (originally issued as FSP “SFAS No. 115-2”) effective January 1, 2009, which requires an other-than-temporary impairment (“OTTI”) for debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors (provided that the Company does not intend to sell the security and  it is not more likely than not that it will be required to sell it before recovery). The Company classifies its marketable securities as available-for-sale and marks them to market with changes to other comprehensive income until realization or occurrence of other than temporary impairment loss. The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s amortized cost basis. Based on the above factors, the Company concluded that unrealized losses on all available-for-sale securities were not other-than-temporary and no credit loss was present for any of its investments. As such, the Company did not recognize any impairment charges on outstanding securities at the adoption date of the ASC or during the year ended December 31, 2009.

The Company enters into derivative instruments with financial institutions in order to reduce the risk that its cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations. The Company hedges the cash flows of employee portion payroll expenses denominated in New Israeli Shekels (“NIS”) against the changes of the U.S. Dollar. These derivative instruments are designated as cash flows hedges and are carried out through forward contracts on the U.S. Dollar/NIS rate.

Derivative instruments are recognized on the consolidated balance sheet as either assets or liabilities at fair value. The Company initially records changes in the fair value related to the effective portion (i.e., gains or losses) of the derivative instruments to Accumulated Other Comprehensive Income (AOCI) and subsequently reclassify those gains or losses to the applicable expense in the statement of operations when the hedged transactions are recorded.

As of December 31, 2009, the Company had outstanding forward contracts with a notional amount of $5,900.

At December 31, 2009, the fair value of the Company’s cash flow hedges before tax effect was $264. Such an amount is expected to be reclassified from AOCI to the statement of operation within the next 11 months.

The Company measured the fair value of the forward contracts in accordance with FASB ASC 820 "Fair Value Measurements and Disclosures", at level 2.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-   DERIVATIVES INSTRUMENTS

The Company reclassified net loss of $123 out of the other comprehensive loss and recognized in the Company’s statements of operations as part of the payroll expenses, during 2009.

For the year ended December 31, 2009, the unrealized gain on foreign currency cash flow hedges amounted to $264. This unrealized gain is included in the Company's accumulated other comprehensive income, net of taxes.

The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2009 and December 31, 2008, as an asset or a liability is as follows:

	December 31,	December 31,
	2009	2008

Derivatives designated as Cash flow hedging instruments
Other accounts receivable and prepaid expenses	$264	$--
Other accounts payable and accrued expenses	--	(23)

Total	$264	$(23)

The activity related to the changes in net unrealized (losses) gains on cash flow hedges is as follows:

	Year ended December 31,
	2009	2008
Net unrealized losses on cash flow hedges as of beginning balance	$(23)	$--
Increase in Gains Recognized in accumulated other comprehensive income	410	173
Realized losses reclassified into earnings	(123)	(196)
Net unrealized gains (losses) on cash flow hedges as of ending balance (*)	$264	$(23)

(*) Excludes tax effect.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-   FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with FASB ASC 820, “Fair Value Measurements and Disclosures” (originally issued as “SFAS 157”), the Company measures its available-for-sale marketable securities and foreign currency forward contracts at fair value. Available-for-sale marketable securities and forward contracts are classified within Level 2 because they are valued using other inputs that are directly or indirectly observable in the marketplace for similar investments.

The Company's financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009:

	December 31, 2009			December 31, 2008
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

U.S. Treasury Bills (included in Cash and cash equivalents)	$--	$--	$--	$9,001	$--	$--
Money Market Funds (included in Cash and cash equivalents)	--	--	--	5,625	--	--
Corporate bonds		29,490	--	-	27,227	--
Foreign currency cash flow hedges	--	264	--	-	(23)	--
Total	$--	$29,754	$--	$14,626	$27,204	$--

NOTE 7:-   OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2008
Government authorities	$542	$189
Prepaid expenses	236	226
Foreign currency forward contracts	264	--
Grants receivable from the OCS	178	--
Withholding Tax Deposit (*)	4,511	--
Others	334	208
Total	$6,065	$623

(*) Reflects withholding tax held in deposit by the Company due to the completion of the Employee Exchange Offer on December 22, 2009, which was required and paid to the tax authorities subsequent to balance sheet date. (See also Note 13)

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-   INVENTORIES
	December 31,
	2009	2008
Raw materials	$176	$213
Work in progress	179	154
Finished products	1,178	3,517
Total	$1,533	$3,884

NOTE 9:-   PREPAID DEVELOPMENT AND PRODUCTION COSTS, NET

During 2000, the Company recorded prepaid development and production costs in the amount of $2,134 pursuant to an agreement signed between EZchip Technologies and IBM. According to the agreement, EZchip Technologies issued to IBM fully vested non-forfeitable ordinary shares of EZchip Technologies and was also obligated to future payments according to achievements of milestones and production quantities, in consideration of development and production services to be provided by IBM, consisting of the following:

a)	Production: Access to unique semiconductor communications cores and technologies.

b)	Development: IBM agreed to develop specialized high-performance embedded DRAM cores, which meet the requirements of EZchip Technologies' 10-Gigabit wire-speed processing.

The fair value of these services was measured and recorded as an asset in accordance with FASB ASC 505-50 “Equity-Based Payments to Non-Employees (originally issued as "EITF 96-18" and "EITF 00-18").

The ordinary shares of EZchip Technologies that were issued were measured based on EZchip Technologies' fair value estimation at the date of this agreement. Accordingly, prepaid costs totaling $2,134 were allocated between prepaid development services of $1,500 and prepaid production services of $634. Development costs were amortized upon achievement of milestones determined in the agreement. As of December 31, 2009 the development costs were fully amortized.

Production costs were included in cost of revenues based on quantities produced. The production costs were amortized according to the ratio of units produced and the estimated units to be manufactured.

For the years ended December 31, 2009, 2008 and 2007, amortization expenses related to the production cost amounted to $50, $98 and $142, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2008
Cost:
Office furniture and equipment	$22	$20
Computers, software and electronic equipment	4,339	4,021
Leasehold improvements	64	64
Total cost	$4,425	$4,105

Accumulated depreciation:
Office furniture and equipment	6	4
Computers, software and electronic equipment	3,966	3,773
Leasehold improvements	59	55
Total accumulated depreciation	4,031	3,832

Depreciated cost	$394	$273

Depreciation expenses for the years ended December 31, 2009, 2008 and 2007 amounted to $199, $231 and $265, respectively.

NOTE 11:- INTANGIBLE ASSETS, NET

	December 31,
	2009	2008
Cost:
Existing technology	$8,663	$8,663
Customer relationships	2,714	2,714
Backlog	343	343
Total cost	$11,720	$11,720
Accumulated amortization:
Existing technology	6,150	4,165
Customer relationships	1,358	518
Backlog	343	343
Total accumulated amortization	7,851	5,026
Amortized cost	$3,869	$6,694

Amortization expenses for the years ended December 31, 2009, 2008 and 2007 amounted to $2,825, $2,558 and $1,248, respectively.

Following is the expected amortization expenses in respect of the Company’s intangible assets:

Year ended December 31
2010	$2,688
2011	977
2012	204
Total	$3,869

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- GOODWILL

The following table presents details of the Company's total goodwill:

As of January 1, 2008	$49,533
Goodwill resulted from EZchip Technologies shares acquisition dated January 22, 2008 (see Note 3)	46,743

As of December 31, 2008	96,276

As of December 31, 2009	$96,276

NOTE 13:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2009	2008

Employees and payroll accruals	$3,703	$2,152
Withholding Tax (*)	4,511	--
Accrued expenses	1,940	1,678
Prepayment of OCS grants	--	346
Deferred revenues	64	44
	$10,218	$4,220

(*) See also Note 7.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:- LONG-TERM LOAN, NET

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

According to the credit agreement, the Company had a right to settle the loan principal amount in an early repayment.  As part of the credit agreement, EZchip Technologies issued to the lenders 910,000 Series C Redeemable Preferred Shares. The Series C Redeemable Preferred Shares were recorded at fair value and were presented as a discount on the loan in the amount of $743. The discount on the loan was amortized according to the effective interest method as financial expenses over the loan contractual life, which was three years. The Company acquired these shares in December 22, 2006 in exchange for the Company's Ordinary Shares (see Note 3).

In October 2007, EZchip Technologies repaid the loan in full in an early repayment, the floating charge was removed and the outstanding discount amount was fully amortized at that date as a financial expense.

NOTE 15:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and EZchip Technologies lease their facilities under operating lease agreements, which will expire in January 2014 with monthly payments in the amount of $35. In the event the Company will decide to terminate the operating lease agreement, it must provide 90 days prior notice. EZchip Inc. leases two offices in the U.S. under lease agreements, which it renews every year for a monthly payment of $6.

The Company leases motor vehicles under standard commercial operating leases.

Aggregate minimum lease commitments under cancelable operating leases as of  December 31, 2009 are as follows:

Year ended December 31,
2010	$840
2011	617
2012	495
2013	424
2014	35
Total	$2,411

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

a.	Lease commitments (cont.):

Total lease expenses for the Company and for its subsidiaries, for the years ended December 31, 2009, 2008 and 2007, amounted to $1,605, $1,719 and $1,354, respectively.

b.	Royalties commitments:

EZchip Technologies participates in programs sponsored by the OCS for the support of research and development activities.

In each of 2009, 2008 and 2007, EZchip Technologies received an approval from the OCS for its participation in its research and development budgets. Pursuant to such programs, the OCS participates in up to 50% of the approved budget for certain periods ending December 31, 2009.

In connection with the OCS participation, EZchip Technologies is obligated to pay royalties to the OCS calculated at the rate of 3%-4.5% of sales of the products developed with the OCS's participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR.

With respect to royalties paid for revenues that the Company derives from its partnership with Marvell (see also Note 2p), royalties to the OCS will be calculated based on Marvell's sale price to its end customer.

As of December 31, 2009, the contingent obligation of $8,558 consist of the amounts of royalty bearing grants received less royalties already paid or accrued to date on account of such obligation For the years ended December 31, 2009, 2008 and 2007, the royalties expenses were $383, $99 and $22, respectively.

As of December 31, 2009 and 2008, the Company accrued royalties pursuant to the OCS program in the amount of $189 and $42, respectively, to cost of revenues line item in the statement of operations.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 16:- SHAREHOLDERS' EQUITY

a.	Company's shares:

1.
As of December 31, 2009, the Company's authorized share capital consists of NIS 1,000,000 divided into 50,000,000 Ordinary Shares, par value NIS 0.02 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.
During December 2009 and as part of the Employee Exchange Offer, the Company issued 712,618 Ordinary Shares in a public offering for total consideration of $7,146, less of issuance costs of $213. All of the proceeds were used to increase the Company's ownership interest in EZchip Technologies (see also Note 3 paragraph 3).

3.
During 2009 as part of the Employee Exchange Offer, the Company issued 243,774 Ordinary Shares in connection with the acquisition of EZchip Technologies shares from current and former employees (see also Note 3).

4.	During 2008, the Company issued 5,011,841 Ordinary Shares in connection with the acquisition of EZchip Technologies shares (see also Note 3).

5.
During August and September 2007, the Company issued 2,500,000 Ordinary Shares in a public offering for total consideration of $43,627, less of issuance costs of $150. A portion of the proceeds was used to increase the Company's ownership interest in EZchip Technologies (see also Note 3 paragraph 1).

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:- SHAREHOLDERS' EQUITY (CONT.)

b.	Company's stock option plans:

In October 2003, the Company adopted the 2003 Israeli Share Option Plan. In December 2006 the plan was amended to permit grants of restricted share units ("RSUs") and was renamed the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan (the "2003 Israel Plan").  The 2003 Israel Plan complies with Section 102 of the Israeli Income Tax Ordinance, which provides certain tax benefits in connection with stock-based compensation to employees, officer and directors. Initially, up to 1,770,000 Ordinary Shares were issuable under the 2003 Israel Plan, which amount is reduced by three shares for each RSU granted under the plan and by one share for each option granted under the plan.  In addition, pursuant to an amendment to the 2003 Israel Plan approved by the Company's shareholders in December 2007, on January 1st of each year, commencing January 1, 2009, to the extent the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Israel Plan on such date is less than 4% of the number of Ordinary Shares issued and outstanding on such date, the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Israel Plan will automatically increase on such date to equal 4% of the number of Ordinary Shares issued and outstanding on such date. Following the automatic increase on January 1, 2010, up to 972,600 Ordinary Shares were reserved, authorized and available for issuance under the 2003 Israel Plan on such date. Awards under the 2003 Israel Plan may be granted to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive options or RSUs under the 2003 Israel Plan are afforded certain tax benefits (excluding controlling shareholders of the Company or those who are not Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries). Awards granted under the 2003 Israel Plan have a maximum exercise period of ten years from the date of grant. Awards granted under the 2003 Israel Plan are generally exercisable over four years. Shares subject to awards that are not exercised and forfeited will become available for future grants. As of December 31, 2009 and 2008, options to purchase 2,115,280 and 1,550,250 Ordinary Shares were outstanding under the 2003 Israel Plan, respectively. In addition, as of December 31, 2009 and 2008, 95,961 and 15,750 RSUs were outstanding under the 2003 Israel Plan, respectively.

In December 2007, the Company adopted the 2007 U.S. Equity Incentive Plan (the "2007 U.S. Plan"). Up to 500,000 Ordinary Shares are issuable under the 2007 U.S. Plan, which amount is reduced by three shares for each RSU granted under the plan and by one share for each option that the Company grants under the plan. Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan. As of December 31, 2009 and 2008, options to purchase 376,537 and 166,000 Ordinary Shares were outstanding under the 2007 U.S. Plan, respectively. In addition, as of December 31, 2009, 10,766 RSUs were outstanding under the 2007 U.S. Plan.  As of December 31, 2008, no RSUs were outstanding under the 2007 U.S. Plan.

The number of options outstanding as of December 31, 2009, under the 2007 U.S. Plan includes options to purchase 136,400 Ordinary Shares granted in December 2009 as part of the Employee Exchange Offer.  All options granted under the 2007 U.S. Plan as part of the Employee Exchange Offer were granted as vested options.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 16:- SHAREHOLDERS' EQUITY (CONT.)

b.	Company's stock option plans (cont.):

In November 2009, the Company adopted the 2009 Israel Equity Plan (the "2009 Israel Equity Plan").  The plan was adopted in connection with the Employee Exchange Offer, as described in Note 3, for the sole purpose of issuing options to purchase the Company's ordinary shares to the Company's former and current Israeli employees who elect to exchange their options to purchase ordinary shares of EZchip Technologies.  Up to 2,500,000 Ordinary Shares of the Company may be granted under the 2009 Israel Equity Plan, which amount is reduced by one Ordinary Share for each option granted under the plan.  The 2009 Israel Equity Plan is administered by the Board of Directors, or a committee of the Board that is delegated authority to act as the administrator.  Under the 2009 Israel Equity Plan, the Company may grant options to purchase its Ordinary Shares to former and current employees, directors, consultants, advisers and service providers of the Company and its subsidiaries in exchange for their options to purchase ordinary shares of EZchip Technologies.  The 2009 Israel Equity Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant.

As of December 31, 2009, options to purchase an aggregate of 1,505,940 Ordinary Shares were outstanding under the 2009 Israel Equity Plan, all of which were granted in December 2009 as part of the Employee Exchange Offer, as described in Note 3.  All options granted under the 2009 Israel Equity Plan as part of the Employee Exchange Offer were granted as vested options.  The Company does not intend to grant any additional options pursuant to the 2009 Israel Equity Plan, except to the extent the holders of the remaining outstanding options to purchase ordinary shares of EZchip Technologies elect to exchange those options for options to purchase the Company's Ordinary Shares.

Transactions related to the grant of options to current and former employees and directors under the above plans during the years ended December 31, 2009, 2008 and 2007, were as follows:

	Year ended December 31,
	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		Average
	Number of options	exercise price	Number of options	exercise price	Number of options	exercise price
Outstanding at beginning of year	1,716,250	$13.83	86,000	$11.92	147,652	$4.46

Granted	663,120	$15.28	1,638,500	$13.93	81,000	$12.23
Issued pursuant to Employee Exchange Offer- See also Note 3	1,642,340	$2.66
Exercised	(6,313)	$13.90	(1,250)	$2.88	(142,652)	$4.37
Forfeited	(17,640)	$13.94	(7,000)	$13.90	--	--
Outstanding at end of year	3,997,757	$9.49	1,716,250	$13.83	86,000	$11.92
Exercisable options at end of year	2,370,437	$6.05	80,000	$11.55	41,000	$11.58
Vested and expected to vest	3,893,874	$9.07	1,623,549	$13.86	86,000	$11.92

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 16:- SHAREHOLDERS' EQUITY (CONT.)

b.	Company's stock option plans (cont.):

The intrinsic value of exercisable options (the difference between the Company's closing share price on the last trading day in fiscal 2009 and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on the fair market value of the Company's Ordinary Shares. Aggregate intrinsic value of outstanding options, exercisable options and vested and expected to vest options as of December 31, 2009 was $15,672, $15,541 and $15,665, respectively.

Aggregate intrinsic value, at the date of exercise, of options that were exercised during the years ended December 31, 2009 and 2008 was $18 and $14, respectively.

Aggregate intrinsic value, at the date of vesting of restricted shares units that were issued at that date, during the years ended December 31, 2009 and 2008 was $110 and $188 respectively.

Aggregate intrinsic value of RSUs outstanding as of December 31, 2009 was $1,290.

The options outstanding as of December 31, 2009, grouped by exercise prices, were as follows:

	Options	Weighted	Options	Weighted	Aggregate
	outstanding as of	average remaining	exercisable as of	average remaining	intrinsic value as of
	December 31,	contractual	December 31,	contractual	December 31,
Exercise price	2009	life years	2009	life years	2009
$1.52 - $3.80	1,645,340	3.45	1,645,340	3.45	$15,514
$6.93 - $12.23	242,640	5.00	86,000	2.16	26
$13.45 - $16.62	2,109,777	5.43	639,097	5.17	--
	3,997,757	4.59	2,370,437	3.87	$15,540

As of December 31, 2009, weighted average remaining contractual life of options vested and expected to vest is 4.46 years.

The following table illustrates the weighted average assumptions that had been used in calculating the fair value for options granted by the Company during 2009 and 2008. These options are amortized over their vesting period:

	Year ended December 31,
	2009	2008
Dividend yield	0%	0%
Expected volatility	61%	60%
Risk-free interest	1.86%	2.75%
Expected life of up to	4.9 years	4.5 years

The expected annual pre-vesting forfeiture rate affects the number of exercisable options. Based on the Company’s historical experience, the annual pre-vesting forfeiture rate is 3%.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 16:- SHAREHOLDERS' EQUITY (CONT.)

b.	Company's stock option plans (cont.):

Weighted average fair values on the date of grant of options granted for the year ended December 31, 2009 and 2008 were $8.06 and $7.06, respectively.

The following table summarizes information relating to RSU awards:

	Year ended December 31,
	2009		2008		2007
	Number of RSUs	Weighted average fair value at grant date	Number of RSUs	Weighted average fair value at grant date	Number of RSUs	Weighted average fair value at grant date

Outstanding at beginning of year	15,750	$18.60	29,250	$17.71	--	$--
Granted	101,978	15.47	--	--	29,250	17.71
Vested and issued	(8,281)	--	(12,000)	--	--	--
Forfeited	(2,720)	--	(1,500)	--	--	--
Outstanding at end of year	106,727	$15.61	15,750	$18.60	29,250	$17.71

c.	Company's and EZchip Technologies' stock-based compensation:

The Company and EZchip Technologies aggregate stock-based compensation cost for the years ended December 31, 2009, 2008 and 2007 totaled $5,345, $3,134 and $2,458, respectively.

The total stock-based compensation expense related to all of the Company's and EZchip Technologies’ stock-based compensation, recognized for years ended December 31, 2009, 2008 and 2007, was comprised as follows:

	Year ended December 31,
	2009	2008	2007

Costs of revenues	$214	$116	$32
Research and development expenses	2,908	1,600	1,212
Selling and marketing expenses	1,048	604	321
General and administrative expenses	1,175	814	893
Total stock-based compensation expenses	$5,345	$3,134	$2,458

As of December 31, 2009, there was $11,421 of total unrecognized stock-based compensation cost related to non-vested stock-based compensation granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted average period of 2 years.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 16:- SHAREHOLDERS' EQUITY (CONT.)

d.	Warrants issued for financing transaction

1.
In connection with an investment agreement the Company executed in November 2004, the Company granted to an investor a five-year warrant to purchase 478,800 Ordinary Shares of the Company at an exercise price of $15.50 per share. In November 2009, all these warrants expired.

2.
In connection with an investment agreement the Company executed during December 2003, the Company granted to an investor a five-year warrant to purchase 187,500 Ordinary Shares of the Company at an exercise price of $11.39 per share.  On December 10, 2008 the investor exercised the warrant, by way of a cashless exercise, in accordance with the terms of the warrant.  Based on the closing price of the Company's Ordinary Shares on December 10, 2008 ($11.81 per Ordinary Share), the cashless exercise of the warrant resulted in issuing the investor 6,668 Ordinary Shares of the Company.

NOTE 17:- EZCHIP TECHNOLOGIES SHARES

EZchip Technologies stock option plans:

EZchip Technologies has granted options to purchase its ordinary shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the "2000 Section 102 Share Option Plan", the "2003 Section 102 Share Option Plan" and the "2001 U.S. Stock Option Plan"), as an incentive to attract and retain qualified personnel. Under these plans a total of 16,500,000 ordinary shares of EZchip Technologies were reserved and authorized for issuance. Under the terms of these grants, options generally became exercisable over a four-year period, commencing with the date of grant. The options were generally due to expire seven to ten years from the date of the grant and were non-transferable, except under the laws of succession.

In December 2007, the Company discontinued its practice of granting employees options to purchase shares of EZchip Technologies pursuant to the EZchip Technologies option plans.  Instead, since such date all incentive awards to EZchip Technologies employees consisted of options or restricted share units to purchase Ordinary Shares of the Company.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 17:- EZCHIP TECHNOLOGIES SHARES (CONT.)

EZchip Technologies stock option plans (cont.): The following table is a summary of activity for EZchip Technologies’ stock option plans:

	Year ended December 31,
	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
	Number of options	exercise price	Number of options	exercise price	Number of options	exercise price

Outstanding at beginning of year	9,223,541	$0.67	9,628,965	$0.68	15,067,880	$0.69

Granted	--	--	--	--	2,981,000	$0.43
Exercised	(2,791,838)	$0.59	(38,594)	$0.95	(4,947,791)	$0.83
Reduction due to exchange offer(*)	(6,241,078)	$0.70	--	--	--	--
Forfeited	(34,375)	$0.80	(366,830)	$0.99	(3,472,124)	$0.48
Outstanding at end of year	156,250	$0.74	9,223,541	$0.67	9,628,965	$0.68

Exercisable options at end of year	--	$--	7,027,553	$0.64	5,727,378	$0.64

Vested and expected to vest	156,250	$0.74	9,077,627	$0.65	9,465,273	$0.68

(*) As part of the Employee Exchange Offer that occurred during November and December, 2009 the Company acquired 6,241,078 options to purchase Ordinary Shares of EZchip Technologies held by current and former employees (see also Note 3).

In May 2007, the Company granted certain employees 2,715,000 fully vested options to purchase ordinary shares of EZchip Technologies to replace fully vested expiring options that were not exercised by such employees prior to their respective expiration dates, bearing the same exercise price as the applicable expiring option.

EZchip Technologies' retained the service of BDO Ziv Haft Consulting Group ("BDO"), as a third party appraiser, to calculate the fair market value of the ordinary shares’ and other assumptions used in the Black–Scholes-Merton option pricing model. The weighted average price of EZchip Technologies’ ordinary share as calculated by BDO for 2007 was $0.76. The weighted-average estimated fair value of employee stock options granted in EZchip Technologies during the year ended December 31, 2007 as calculated by BDO, was $0.47 per share using the Black–Scholes-Merton option pricing model with the following assumptions (annualized percentages):

Year ended December 31, 2007

Volatility	75%
Risk-free interest rate	4.59%-4.77%
Dividend yield	0%
Pre vesting forfeiture rate	1.7%

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 17:- EZCHIP TECHNOLOGIES SHARES (CONT.)

EZchip Technologies stock option plans (cont.):

EZchip Technologies used peer companies stock price data for calculating volatility in accordance with FASB ASC 718 (originally issued as “SFAS 123(R)”), allowing exclusive reliance on historical volatility. The Company has no reason to believe that its future volatility for the expected or contractual term is likely to differ from the historical measures. The computation of historical volatility uses a simple average calculation method, a sequential period of historical data at least equal to the expected or contractual term of the employee stock option, and a reasonably sufficient number of price observations are used. As a result of the foregoing calculations, the weighted-average volatility used in the model for the year ended December 31, 2007 is 75%.

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

The expected annual pre-vesting forfeiture rate affects the number of exercisable options. Based on EZchip Technologies' historical experience, the annual pre-vesting forfeiture rate is 1.7%.

Weighted average fair values on the date of grant of options granted for the year ended December 31, 2007 was $0.47.

NOTE 18:- TAXES ON INCOME

a.	Uncertain Tax Positions

The Company adopted an amendment to FASB ASC 740-10 "Income Taxes" (originally issued as Fin 48), on January 1, 2007. As a result of the implementation of the amendment, the Company recognized an increase of approximately $222 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of the accumulated deficit.

The Company and its subsidiaries file federal and state income tax returns in the United States and Israel. The Company and EZchip Technologies (the Israeli subsidiary) may be subject to examination by the Israeli tax authorities for fiscal years 2006 through 2009. EZchip Inc. (the U.S. subsidiary) may be subject to examination by the U.S. Internal Revenue Service (“IRS”) from commencement year 2001 through 2009.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:- TAXES ON INCOME (CONT.)

a.	Uncertain Tax Positions (cont.)

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

A reconciliation of the beginning and ending balances of the total amounts of gross tax liabilities is as follows:

	December 31,
	2009	2008

Beginning balance	$217	$222
Reduction related to "a lapse of applicable statute of limitation”	(162)	(56)
Additions for current year tax position	163	51
Ending balance	$218	$217

The Company recognizes interest and penalties related to income taxes in tax expenses line in its consolidated statements. The Company has approximately $5 accrued for the payments of interest and penalties as of December 31, 2009.

b.	Amendment to the Israeli Income Tax Ordinance

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

On July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Through 2007 results for tax purposes for the Company are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained above in Note 2c, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with FASB ASC 740-10-25 (previously paragraph 9(f) of SFAS No. 109), as codified in FASB ASC 740, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes of assets and liabilities.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:- TAXES ON INCOME (CONT.)

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (cont.):

On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008 (the "Inflationary Adjustments Amendment"). In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law ceased at the end of 2007 tax year and as of 2008 tax year the provisions of the law no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes is no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses is no longer linked to the Israeli consumer price index.

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

Currently EZchip Technologies has two approved programs under the Investments Law, which entitles the Company to tax benefits. The first program pursuant to the Investment Law, as in effect prior to the amendment (an Approved Enterprise), and the second program pursuant to the Investment Law, as in effect after the amendment (a Privileged Enterprise), as discussed below. Both approved programs are subject to the alternative track provisions pursuant to which undistributed income derived from the programs is exempt from tax for a ten year period. The exemption period for the Company's approved programs starts in the first year in which the Company generates taxable income from its approved enterprise, subject to certain conditions. As mentioned above, the year’s limitation does not apply to the exemption period for the approved enterprise.

Under the Approved Enterprise program, a company is eligible for governmental grants. The tax benefits under such program are generally limited to 12 years from commencement of operation or 14 years from the date of the approval, whichever is earlier.  A company may elect to receive an alternative package comprised of tax benefits, referred to as the Alternative Track, rather than grants.  Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel).  The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise. There is no year limitation to the Alternative Track. As of December 31, 2009, the Company had not generated any income under the provisions of the Investment Law.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 18:- TAXES ON INCOME (CONT.)

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont.):

On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise).  Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process.  The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.”  This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law, referred to as the Year of Election.  The amendment does not apply to investment programs approved prior to December 31, 2004, and applies to new investment programs only.  Therefore, the Company's Approved Enterprise program is not subject to the provisions of the amendment, but its Privileged Enterprise program is.

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

As a result of the amendment to the Investment Law in April 2005, tax-exempt income generated under the provisions of the amended law will subject the company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.  As of December 31, 2009, the Company had not generated any income under the provisions of the amended law.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data and per share data)

NOTE 18:- TAXES ON INCOME (CONT.)

e.	The income tax benefit for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	Year ended December 31,
	2009	2008	2007

Current	$--	--	--
Deferred	11,675	--	--
	$11,675	--	--

Domestic (Israel)	$11,256	--	--
Foreign	419	--	--
	$11,675	--	--

f.	Net operating and capital losses carryforward:

As of December 31, 2009, the operating tax loss carryforwards of the Company and EZchip Technologies amounted to $64,696. The loss may be carried forward indefinitely and may be offset against future taxable income.

The operating tax loss carryforwards through December 31, 2009 of EZchip Technologies’ subsidiary in the U.S amounted to $3,201. The loss may be offset against any future U.S. taxable income of the U.S. subsidiary for periods of 20 years expiring gradually between 2021-2025.

Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. As of December 31, 2009, the Company does not expect that the change in ownership provisions will have an effect on its net operating losses.

As of December 31, 2009, the Company's and EZchip Technologies capital tax loss carryforwards amounted to $29,020. The capital loss may be carryforward indefinitely and may be offset against future capital income.

g.	Income (Loss) before tax is comprised as follows:

	Year ended December 31,
	2009	2008	2007

Domestic (Israel)	$5,393	$(4,929)	$(4,225)
Foreign	314	329	137

	$5,707	$(4,600)	$(4,088)

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:- TAXES ON INCOME (CONT.)

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company and its subsidiaries' deferred tax assets are comprised of operating loss carryforwards, capital loss carryforwards and other temporary differences. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2009	2008
Deferred tax assets:
Current reserves and allowances	$1,689	$1,477
Noncurrent reserves and allowances	606	655
Current operating loss carryforwards	4,425	--
Noncurrent operating loss carryforwards	11,353	20,444
Capital loss carryforwards	7,256	7,116
Total deferred tax assets	25,329	29,692
Less - valuation allowance	(13,654)	(29,692)

Total deferred tax assets, net	$11,675	$--

Total deferred tax liabilities	(66)	--

Net deferred tax assets	$11,609	$--

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $13,822 and $29,692 at December 31, 2009 and 2008, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:- TAXES ON INCOME (CONT.)

i.	Reconciliation of the theoretical tax expense (benefit) to the actual tax benefit:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operation, is as follows:

	Year ended December 31,
	2009	2008	2007
Income (loss) before taxes as reported in the consolidated statements of operations	$5,707	$(4,600)	$(4,088)

Statutory tax rate	26%	27%	29%

Theoretical tax expenses (benefits) on the above amount at the Israeli statutory tax rate	$1,484	$(1,242)	$(1,186)
Non-deductible expenses	766	2,109	517
Non-deductible expenses related to employee stock options, net	1,270	846	(533)
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided	(16,038)	406	3,880
Difference in basis of measurement for tax purpose and others	843	(2,119)	(2,678)

Actual tax benefit	$(11,675)	$--	$--

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:- SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Segment information:

The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company's business.

b.	Total revenues are attributed to geographic areas based on the bill-to location of the customers and/ or customers' manufacturing subcontractors.

The following presents total revenues for the years ended December 31, 2009, 2008 and 2007 and long-lived assets as of December 31, 2009, 2008 and 2007:

	2009		2008		2007
	Revenues	Long-lived assets	Revenues	Long-lived assets	Revenues	Long-lived assets
Israel	$4,307	$100,539	$4,785	$103,291	$4,083	$52,809
China and Hong Kong	23,463	--	10,844	--	2,697	--
Far East (excluding China and Hong Kong)	300	--	2,925	--	165	--
Canada	340	--	9,570	--	7,087	--
USA	7,286	2	4,218	2	3,798	2
Europe	4,179	--	1,118	--	1,658	--
Others	171	--	106	--	--	--
	$40,046	$100,541	$33,566	$103,293	$19,488	$52,811

c.
Revenues from NPUs, including NP-2, NP-3 & NPA processors amounted to $36,931, $28,298 and $14,811 for the years ended December 31, 2009, 2008 and 2007 respectively (including NPU based systems). These revenues also included royalties' revenues derived from the partnership with Marvell which amounted to $3,123 and $706 for the years ended December 31, 2009 and 2008. Revenues from the NP-1c processor, which reached its end-of-life in early 2009 and is no longer offered by the Company, amount to $2,178, $4,486 and $3,570 for the years ended December 31, 2009, 2008 and 2007 (including NP-1c based systems). In addition revenues from software tools and other services amounted to $937, $782 and $1,107 for the year ended December 31, 2009, 2008 and 2007 respectively.

d.	Sales to the Company's significant customers, including sales to their manufacturing subcontractors, as a percentage of total revenue were as follows:

	Year ended December 31,
	2009	2008	2007
Customer A	54%	55%	42%

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20:- MAJOR SUBCONTRACTORS

All of the Company's network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's increasing business, the Company is and will likely continue to be dependent upon such subcontractors to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient capacity to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company's demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the year ended December 31, 2009, 2008 and 2007, the major subcontractors accounted for approximately 83%, 73% and 71%, respectively, of the Company’s cost of revenues.

NOTE 21:- FINANCIAL INCOME, NET

	Year ended December 31,
	2009	2008	2007
Income:
Interest income	$1,027	$1,448	$1,143
Foreign currency translation adjustments	--	46	--

Total income	1,027	1,494	1,143
Expenses:
Interest and bank charges	(55)	(59)	(25)
Foreign currency translation adjustments	(64)	--	(112)
Amortization of discount on long-term loan	--	--	(663)
Interest on a long-term loan	--	--	(272)
		--	--
Realized loss related to sale of marketable securities	(6)	(27)	--

Total expenses	(125)	(86)	(1,072)
Financial income, net	$902	$1,408	$71

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 22:- EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year Ended December 31,
	2009	2008	2007
Numerator:
Net income (loss)	$17,382	$(4,600)	$(4,088)

Denominator:
Weighted-average number of shares outstanding used in computing basic net earnings per share	23,376,217	23,048,868	16,533,369
Dilutive effect: stock options and RSU's	140,043	--	--
Total weighted-average number of shares used in computing diluted net earnings per share	23,516,260	23,048,868	16,533,369

Basic net income (loss) per share	$0.74	$(0.20)	$(0.25)
Diluted net income (loss) per share	$0.66	$(0.20)	$(0.25)

Anti-dilutive securities

The following outstanding options (prior to the application of the treasury shares method) were excluded from the computation of diluted net earnings per Ordinary share for the periods presented because including them would have had an anti-dilutive effect.

	Year Ended December 31,
	2009	2008	2007
Options to purchase Ordinary Shares, RSUs and warrants	2,356,524	2,210,800	783,300

NOTE 23:- SUBSEQUENT EVENT

On January 14, 2010, the Company issued and sold an additional 106,893 Ordinary Shares in the underwritten public offering following the exercise by the underwriter of its over-allotment option for a total consideration of $1,072.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZCHIP SEMICONDUCTOR LTD.

By:	/s/ Eli Fruchter
Eli Fruchter
Principal Executive Officer

Dated:   March 25, 2010