Form 20-F
period 2010-12-31
EZCHIP SEMICONDUCTOR LTD
filed 2011-03-31
CIK 892534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

1 Hatamar Street
PO Box 527
Yokneam 20692, Israel
(Address of principal executive office)

Dror Israel
Chief Financial Officer
EZchip Semiconductor Ltd.
1 Hatamar Street
PO Box 527
Yokneam 20692, Israel
Tel: +972-4-959-6666
Fax: +972-4-959-4166
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.02 Par Value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to section 15(d) of the act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

26,033,876 Ordinary Shares, par value NIS 0.02 per share (as of December 31, 2010)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐    No  ☒

This annual report on Form 20-F is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933, 333-164330, 333-164331, 333-170900 and 333-170901.

PART I		6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
A.	SELECTED CONSOLIDATED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	7
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	7
D.	RISK FACTORS	7
ITEM 4.	INFORMATION ON THE COMPANY	16
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	16
B.	BUSINESS OVERVIEW	16
C.	ORGANIZATIONAL STRUCTURE	25
D.	PROPERTY, PLANTS AND EQUIPMENT	25
ITEM 4A.	UNRESOLVED STAFF COMMENTS	25
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
A.	OPERATING RESULTS	25
B.	LIQUIDITY AND CAPITAL RESOURCES	33
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	34
D.	TREND INFORMATION	35
E.	OFF-BALANCE SHEET ARRANGEMENTS	35
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	35
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35
A.	DIRECTORS AND SENIOR MANAGEMENT	35
B.	COMPENSATION OF DIRECTORS AND OFFICERS	37
C.	BOARD PRACTICES	38
D.	EMPLOYEES	44
E.	SHARE OWNERSHIP	46
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	48
A.	MAJOR SHAREHOLDERS	48
B.	RELATED PARTY TRANSACTIONS	49
C.	INTERESTS OF EXPERTS AND COUNSEL	50
ITEM 8.	FINANCIAL INFORMATION	50
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	50
B.	SIGNIFICANT CHANGES	51
ITEM 9.	THE OFFER AND LISTING	51
A.	OFFER AND LISTING DETAILS	51
B.	PLAN OF DISTRIBUTION	52
C.	MARKETS	52
D.	SELLING SHAREHOLDERS	53
E.	DILUTION	53
F.	EXPENSE OF THE ISSUE	53
ITEM 10.	ADDITIONAL INFORMATION	53
A.	SHARE CAPITAL	53
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	53
C.	MATERIAL CONTRACTS	55
D.	EXCHANGE CONTROLS	56
E.	TAXATION	56
F.	DIVIDEND AND PAYING AGENTS	65
G.	STATEMENT BY EXPERTS	65

INTRODUCTION

We were incorporated as a limited liability company under the laws of the State of Israel in 1989 and changed our name from LanOptics Ltd. to EZchip Semiconductor Ltd. on July 22, 2008. We are engaged in the development and marketing of Ethernet network processors for networking equipment. As used in this Annual Report, the terms “we,” “us,” “our” and “our company” mean EZchip Semiconductor Ltd. and our wholly-owned subsidiary EZchip Technologies Ltd., or EZchip Technologies, unless otherwise expressly stated.  Our ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange under the symbol “EZCH.”

Our consolidated financial statements appearing in this Annual Report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

All references in this Annual Report to “dollars” or “$” are to U.S. dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar on December 31, 2010 as published by the Bank of Israel was NIS 3.549 per $1.00.

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

The following selected consolidated financial data is derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  The selected income data for the years ended December 31, 2008, 2009 and 2010, and the selected balance sheet data as at December 31, 2009 and 2010, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.”  The selected income data for the years ended December 31, 2006 and 2007, and the selected balance sheet data as at December 31, 2006, 2007 and 2008, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report.  The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects,” and the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues	$8,469	$19,488	$33,566	$40,046	$61,998
Operating income (loss)	(10,285)	(4,604)	(6,045)	4,897	20,749
Net income (loss) attributable to EZchip Semiconductor shareholders	(12,317)	(4,088)	(4,600)	17,382	13,643
Per share data:
Basic net income (loss) per share	(1.05)	(0.25)	(0.20)	0.74	0.54
Diluted net income (loss) per share	(1.05)	(0.25)	(0.20)	0.66	0.52
Weighted average number of ordinary shares used in computing basic net income (loss) per share	11,745,171	16,533,369	23,048,868	23,376,217	25,281,651
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	11,745,171	16,533,369	23,048,868	23,516,260	26,110,132

Consolidated Balance Sheet Data:
Working capital	$19,427	$46,016	$52,554	$75,033	$111,583
Total assets	66,293	105,245	164,103	197,423	222,861
Long-term liabilities	5,801	3,272	4,081	4,779	5,974
Preferred shares in EZchip Technologies	23,770	23,770	--	--	--
Equity	$32,613	$74,425	$154,914	$180,463	$209,029

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Relating To Our Business

We depend on a very limited number of key customers and one of our principal customers is expected to reduce its purchases from us over time.  If we are unable to maintain our relationship with these customers or if these customers significantly reduce the use of our NPUs in their systems, our future revenues and growth will be materially adversely affected.

We currently depend on a very limited number of key customers.  Juniper Networks, a major tier-1 vendor of carrier Ethernet switches/routers, or CESRs, which is currently our largest customer, accounted for approximately 54% of our 2009 revenues and approximately 40% of our 2010 revenues.  Juniper Networks currently uses our NP-2 processors that we started to ship in 2006.  In October 2009, Juniper Networks announced its launch of a new family of processors and networking systems incorporating internally developed chips.  We expect that over time, as this new family of Juniper Networks products replaces the products that incorporate our NPUs, Juniper Networks will significantly reduce and eventually discontinue its purchases from us.

Revenues from our other leading customer Cisco, which is the largest tier-1 vendor, are generated through Marvell Technology Group Ltd., or Marvell, pursuant to a royalty arrangement, as described in more detail in Item 4.B., "Information on the Company – Business Overview – Customers and Customer Support."  Cisco currently uses our NP-3 processors and is also expected to use our NP-4 processors in its future products.  Revenues from Marvell attributable to Cisco ramped up significantly during 2010 and accounted for 20% of our 2010 revenues, up from less than 10% of our 2009 revenues.  The growth of our revenues in 2011 and beyond will depend in large part on the revenues we generate from Marvell attributable to Cisco.  If Cisco purchases significantly lower quantities than expected due to global economic conditions or otherwise, or if the products that incorporate our network processors are not commercially successful, our future revenues and the growth of our business will be materially adversely affected.

Our future growth will also be dependent in great measure upon the continued acceptance and utilization of our current and future products by our other customers (excluding Cisco and Juniper), that as a group accounted for 40% of our 2010 revenues.  If any of these vendors decide not to incorporate our products into their future products or to cease incorporating our network processors in their current products, or purchases significantly lower quantities than expected due to global economic conditions or otherwise, or if the products that incorporate our network processors are not commercially successful, our future revenues and the growth of our business will be materially adversely affected.

Due to the lengthy design and development cycle, and other matters beyond our control, it is difficult to predict the time and manner in which Juniper Networks’ revenue will decline, and when Marvell through Cisco and our other customers will enter into more solid and predictable ramp up phases.

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The crisis in the financial and credit markets in the United States, Europe and Asia in 2008 and 2009 led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  Carriers in such countries may continue to be under pressure or may not have recovered fully and as a result, may reduce or postpone their technology spending significantly.  This could result in reductions in sales of networking equipment that incorporate our products, longer sales cycles, slower implementation of new carrier Ethernet networks and increased price competition.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets remain uncertain or deteriorate further, our business, operating results and financial condition may be materially adversely affected.

On March 11, 2011, an earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave, causing damage and destruction.  It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere.

We are dependent on the networking equipment market for our growth, and if it does not grow, then we will not be able to expand our business.

Although there are many companies operating in the networking equipment market, a significant portion of the market is controlled by a limited number of companies.  The growth of our network processor business depends in part on increased acceptance and use of networking equipment that is developed and manufactured by companies with significant market share.  We depend on the ability of our target customers, specifically those with a significant share of the networking equipment market, to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully.  The market for networking equipment depends in part upon the market's acceptance of packet-based converged telecom networks, in particular carrier Ethernet networks, as well as 10 Gigabit and greater Ethernet technologies that enable the forwarding of data at a high speed.  Ultimately, the development rate of these technologies may be slower than we anticipate.  If the use of such networking equipment does not grow as we anticipate due to global market conditions or otherwise, if we are unsuccessful in maintaining our relationships with our current customers, specifically those with a significant share of the networking equipment market, such as Cisco, and creating relationships with other target customers with significant market share, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our network processors are not commercially successful, our growth will be impeded.

We have had a limited operating history in the network processor industry and our future financial results are difficult to predict.

Our future success will be subject to the risks we will encounter in the network processor industry.  We have a limited operating history in the industry, with our first product sales in the second quarter of 2002 and total sales through December 31, 2010 of approximately $176 million.  We incurred operating losses in 2006, 2007 and 2008.  Our limited operating history makes it difficult to evaluate the prospects of our business.  Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control.  Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are unproven.  As an early stage company in the developing network processor industry, we face numerous risks and uncertainties.  Some of these risks relate to our ability to:

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

In 2007, we announced a new family of network processors targeting Ethernet Access applications.  Several models of the network processors, named NPA, were sampled in the fourth quarter of 2009 and first production shipments commenced in the fourth quarter of 2010.  The NPA product family addresses the transition of carrier access from ATM/TDM based networks to Ethernet packet-based networks and the provision of triple-play services that command increased bandwidth and service guarantees to residential and business users.  We may not be successful in developing, introducing and marketing these new offerings or in addressing all or any portion of the potential market for these offerings.  We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these offerings.  Furthermore, our new offerings may not adequately meet the requirements of the marketplace or achieve market acceptance.  If we do not timely develop and introduce these offerings or respond in a timely manner to changing market conditions, customer requirements or global economic conditions, the growth of our business may be adversely affected.  Since we are a late comer to the access market, we face a greater level of competition from other merchant vendors, as compared to the competition we face in the high speed network processor market.

Many of our competitors and potential competitors are much larger than us, and if we are unable to compete effectively we could lose our market share and revenues.

The market for network processors is intensely competitive, rapidly evolving and subject to rapid technological change.  We believe that competition in this market will become more intense in the future and may cause price reductions, reduce gross margins and result in loss of market share, any one of which could significantly reduce our future revenue and decrease our net income.  Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and significantly larger customer bases than we do.  In addition, we face competition from current and prospective customers who may choose to develop their own network processors.

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

Because our products have lengthy design and development cycles and the development of our network processors is a complex and uncertain process, we could experience delays in generating revenues or cancellation of customer contracts.

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

In addition, the development of our network processors is a complex and uncertain process and we are engaged in the development of very advanced technologies.  We may experience design, manufacturing, marketing and other difficulties that could delay the development or marketing of these network processors.  The difficulties could result in reduced sales, loss of existing and potential customers and unexpected expenses or delays in the launch of these network processors, all which may adversely affect our results of operations.

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

We have entered into an agreement with a sole supplier for the manufacture of each of our existing network processor models and we expect to use a sole supplier for our next generation of network processors as well.  Our NP-3 network processors are manufactured by IBM.  Our NP-2 network processor, our special version NP-3 network processor, and our NPA and NP-4 network processors, are or are expected to be manufactured by Taiwan Semiconductor Manufacturing Co., or TSMC, through third parties that coordinate and assume responsibility for various aspects of the manufacturing process.  IBM, TSMC or any future sole supplier for our current and future products may reduce or delay shipment if its ability to manufacture network processors is constrained.  If a sole supplier of our network processors, a third party that arranges for their manufacture, or any other subcontractor fails to deliver network processors or necessary components or services on time or at all, our business could be severely harmed.  In addition, if the current manufacturing arrangement between our third party subcontractor and TSMC is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to make alternative arrangements with substitute suppliers.

These and other risks associated with our reliance on a third-party manufacturer could materially and adversely affect our business, financial condition and results of operations.

The performance of the capital markets may significantly decrease the value of our marketable securities and may cause us to incur impairment charges relating to our investment portfolio.

The performance of the capital markets affects the values of the funds we hold in marketable securities, which as of December 31, 2010 totaled $36.3 million.  These securities are subject to market fluctuations.  For example, in 2008 and into first half of 2009, the credit and capital markets deteriorated significantly and adversely impacted the fair value of our investments.  Future turmoil in the capital markets may result in impairments of the carrying value of our investment assets.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

The trading price of our shares has in the past and continues to fluctuate widely and may continue to do so in the future as a result of a number of factors, many of which are outside our control.  In addition, the stock market has experienced extreme price and volume fluctuations in the last few years that have affected the market prices of many companies, including technology companies, and have often been unrelated or disproportionate to the operating performance of these companies.  These broad market fluctuations could adversely affect the market price of our shares.  In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company.  Securities class action litigation could result in substantial costs and a diversion of our management's attention and resources.

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

Our ordinary shares are traded primarily on the NASDAQ Global Select Market and also on the Tel Aviv Stock Exchange.  Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Select Market, and New Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel).  Consequently, the trading prices of our ordinary shares on these two markets often differ.  Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Relating To Our Location In Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our sales.

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel.  Political, economic and security conditions in Israel directly influence us.  Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2010.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Hamas launched hundreds of missiles from the Gaza Strip against Israeli population centers, which led to an armed conflict between Israel and Hamas during December 2008 and January 2009.

Recent popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries.  Such instability may lead to a deterioration in the political and trade relationships that exist between the State of Israel and these countries.  In addition, such instability may affect the global economy and marketplace as a result of changes in oil and gas prices.  Since our headquarters and research and development facilities are located in the State of Israel, any such events that affect the State of Israel may impact us in unpredictable ways.  If our operations are significantly impacted by such events, our results of operations may be adversely affected.

Ongoing violence between Israel and the Palestinians as well as tension between Israel and neighboring countries or political instability in the region may have a material adverse effect on our business, financial conditions and results of operations.

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

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  Since 2007, the NIS has generally appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel.  NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we may use hedging techniques we cannot completely eliminate the effects of currency fluctuations.  Exchange rate fluctuations resulting in the depreciation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our future tax expenses.

Currently we have three programs under the Israeli Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, which entitle us to certain tax benefits.  Our facilities in Israel have been granted Approved Enterprise status under the Investment Law and we have two Privileged Enterprises under the Investment Law.

Prior to April 2005, the Investment Law provided that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise upon advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor.  On April 1, 2005, an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise).  Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process.  The amendment does not apply to investment programs approved prior to December 31, 2004 and applies to new investment programs only. Therefore, our Approved Enterprise program is not subject to the provisions of the amendment, but our two Privileged Enterprise programs are.

In order to be eligible for tax benefits under the Investment Law, our Approved Enterprise and Privileged Enterprises must comply with various conditions set forth in the Investment Law and the criteria set forth in the applicable certificate of approval for the Approved Enterprise, as well as periodic reporting obligations.  If we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate.  We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.

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

As a foreign private issuer whose shares are listed on The NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We follow Israeli law and practice instead of NASDAQ rules regarding the director nominations process, compensation of executive officers and the requirement to obtain shareholder approval for certain dilutive events.

As a foreign private issuer whose shares are listed on The NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Listing Rules.  We do not comply with NASDAQ requirements regarding the director nominations process and compensation of executive officers, which require that director nominees and compensation of executive officers be selected/determined, or recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors determines executive compensation, subject to the required approvals under Israeli law.  In addition, we follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approval are also required.  Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a "significant private placement," in which case shareholder approval, and, in some cases, audit committee approval, would also be required.  The Israeli Companies Law defined a "significant private placement" as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which (A) results in a 5% or more shareholder increasing its interest in the company or an offeree becoming a 5% or more shareholder, and (B) involves consideration that is not solely cash or public traded securities, or is not on fair market terms.  As a foreign private issuer listed on The NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders' meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

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

We are currently engaged in the development and marketing of Ethernet network processors for networking equipment. We provide our customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products.  Our network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks.  Our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel, and our telephone number is +972-4-959-6666.  Puglisi & Associates, located at 859 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, serves as our agent for service of process in the United States.

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

NPUs are the most suitable for use in networking equipment because of the high throughput and flexibility they provide. NPUs typically maximize current silicon technologies to provide optimal programming flexibility and integration while maintaining high performance.  NPUs are cost effective in light of their advantages.  Within the market for NPUs, there are currently two main classes:

•	Access NPUs - typically with several Gigabit-per-second throughput and used mostly in access equipment.

•	High-speed NPUs - typically with 20-Gigabit and higher throughput and used mostly in metro and edge equipment.

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

Carrier Ethernet equipment typically use a significant number of NPUs.  Systems are often built in a modular, multi-slot chassis.  Each chassis typically consists of 8-16 line cards, with each line card consisting of 1-8 NPUs, so that 8-128 NPUs might be used for a fully populated chassis.  Equipment built in a pizza box form will typically use 1-4 NPUs per box.

Our Solution

We design and produce network processors for high-speed networking equipment, integrating several key functions into a single chip.  In recent years we have also introduced products for the low-speed access market.  Networking equipment vendors use our network processors to form the silicon core of next-generation networking equipment, such as switches and routers, for voice, video and data integration in a variety of applications.  We are a fabless semiconductor company, which means that we do not have our own semiconductor manufacturing plant, but rather utilize outside fabrication facilities.

Our network processors are single-chip solutions that enable our customers to design high-density, multi-port line cards.  They include processing and classification engines, traffic managers, media access controllers, or MACs, and a variety of specialized hardware blocks that accelerate various functions, and as a result, reduce the number of complementary chips required.  This high level of integration benefits networking vendors by reducing the system price, complexity and amount of space required on the board.

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

Products

Network Processor Chips

Our first product, the NP-1, was released in April 2002.  The NP-1 was a single-chip, full-duplex, 10-Gigabit, seven-layer network processor with integrated classifiers.  It provided fully programmable packet classification, modification and forwarding.  The NP-1 was replaced by the NP-1c.

Continuing with our development of highly integrated products, in December 2003 we introduced the NP-1c network processor, which replaced the NP-1 processor.  Like the NP-1, the NP-1c is a single-chip, full-duplex, 10-Gigabit network processor that integrates search engines, yet it offered a significant increase in performance and cost reduction due to its improved process technology.  The NP-1c is essentially an improved and less expensive version of the NP-1 that uses a 0.13-micron chip manufacturing process.  In June 2008 we announced the end-of-life of the NP-1c and final shipments were made during 2010.

The NP-2, introduced in July 2005, is, like its predecessor, the NP-1c, a single-chip, full-duplex, 10-Gigabit (20-Gigabit total) network processor.  However, in addition to the integration of packet processing, classification search engines and MACs provided in the NP-1c, the NP-2 also includes traffic managers for improved QoS.  By integrating the traffic management function directly into our network processor (unlike competing NPUs, where this function is generally performed by complementary chips), we offer our customers a cost-effective network processing solution that reduces power dissipation and system design costs.  The NP-2 network processor is available in three models with different speeds and feature sets, which enables the NP-2 to position itself in network processor market segments not reached by the NP-1 and NP-1c.

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

The NP-3 is an enhanced version of NP-2, providing a significant increase in throughput.  We offer two versions of the NP-3 network processor.  The first is a special version developed jointly with Marvell for Cisco, and it sampled in 2007.  We developed the second version for the general market independently of Marvell, and it sampled in 2008.  Both versions are now in production.  The NP-3 features greater throughput than the NP-2 through the use of 90nm silicon process, enhanced table lookup algorithms and faster memory interfaces. It also provides enhanced traffic management and an integrated offload engine for operations, administration and maintenance, or OAM, functions which are of great importance in carrier Ethernet equipment.

Pursuant to our agreement with Marvell, Marvell is responsible for the manufacturing and sells the customized version of the NP-3 to Cisco and pays us a fixed royalty fee that is comparable to the gross profit we would have generated had we sold the chip directly to Cisco.  Since we do not incur any production costs under this model, sales to this customer result in a higher gross margin to our company.  The standard NP-3 network processor is manufactured by IBM and is sold by us in a direct selling model to our other customers.

The NP-4, a 100-Gigabit NPU (total throughput), continues with our distinctive high level integration of functionality into the network processor.  NP-4 offers higher throughput than NP-3 and targets 40-Gigabit, 100-Gigabit and up to 400-Gigabit line-card and pizza box carrier Ethernet applications.  In addition to its integrated classifiers and traffic managers, the NP-4 includes Ethernet physical layer transceivers, or PHYs, and for some applications may eliminate the need for a separate fabric interface chip.  Integration of these functions, normally performed by separate chips, is intended to further save our customers valuable space on their cards while reducing system costs and complexity.  We began sampling the NP-4 in January 2010.  We expect the NP-4 to enter into production during the second half of 2011.

We have entered into an agreement with Marvell pursuant to which Marvell will be the sole vendor for our NP-4 network processor.  The NP-4 network processor will be manufactured by TSMC (see below in this Item 4.B “Information on the Company – Business Overview – Manufacturing”).  Pursuant to our NP-4 agreement with Marvell, the NP-4 may be sold in two methodologies, (i) directs sales to the general market in which we will purchase the NP-4 from Marvell and sell it to our customers, and (ii) a royalty model, similar to the one implemented with NP-3, with respect to sales to Cisco.

In 2010, we begun work on the NP-5, a 200-Gigabit NPU (total throughput), that will provide a solid roadmap for our customers that use our NP-2, NP-3 and NP-4 processors. The NP-5 continues our strategy of increasing NPU integration, performance and functionality, to allow networking systems to deliver higher total throughput and greater port density at reduced cost points.

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

In the latter part of 2010, the NPA-1, NPA-2 and NPA-3 went into production.  We are currently completing work on a lower speed device, the NPA-0, which will complement our access NPU offerings to also address applications that require low throughput at low price points.  We expect to sample the NPA-0 during 2011.  In addition to functions available on NPA-1, the NPA-0 also integrates a CPU that can be used as the system host CPU.  As such, the NPA-0 may serve as a complete system-on-a-chip and provide a cost and power effective solution for small access applications, such as mobile base-station traffic backhauling and branch office routing nodes.

With the addition of the NPA family of access NPUs, we now offer customers a broad range of NPUs ranging in throughput from several Gigabits to 100 Gigabits, and once the NP-5 becomes available, to 200 Gigabits, with similar architecture and software that can be ported to multiple product lines.

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

EZdriver is a toolset that facilitates the development of the control path software for our systems.  It enables applications that run on the control central processing unit, or CPU, to communicate with our network processors.  EZdriver consists of routines that execute on the control CPU and provide an application program interface (API) to the network processor.  It includes network processor configuration, microcode loading, creation and maintenance of network-processor lookup structures, sending and receiving frames to and from the network processor, as well as configuration and access to the network-processor statistics block.

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

In addition, during 2010 we opened a new design center in Kiryat Gat, a city located in the southern part of Israel, at which we are currently developing a new product line, targeting a different market segment which we believe will significantly increase our total addressable market.  We are at a very early stage of development of the new product line and it will take several years for the new product line to generate revenues.

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

Research and Product Development

Currently, 118 employees, representing approximately 75% of our employees, are engaged in research and development.  Our senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.  Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.  Our research and development expenses, net were approximately $13.0 million in 2008, $13.2 million in 2009 and $13.7 million in 2010.  We received research and development grants of approximately $3.0 million in 2008, $3.0 million in 2009 and $3.2 million in 2010.

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

To facilitate marketing efforts, we have built on our extensive industry exposure through press, conferences and trade shows and have established sales and support offices in California and Massachusetts, as well as local support in China.  Currently, our sales, marketing and support staff consists of 21 professionals and administrative personnel.  This sales force consists of persons with technical training and significant experience in the semiconductor industry.  Sales efforts are augmented by the direct involvement of our senior executives, who work closely with customers to determine product needs.  In some parts of the world our strategy is to work with local marketing channels, including sales agents, resellers and distributors.  These channels are assigned territories of primary responsibility, with exclusive rights in some cases.  We will consider the need for local sales offices when justified by the circumstances.  Our in-house sales and marketing force and the external marketing channels are also responsible for providing local technical support.

Our marketing communications activities include:

•	seminar programs, trade shows, guest speaker invitations and technical conferences;

•	public relations activities and customer events;

•	technical articles in industry publications and marketing collateral materials; and

•	communications on the Internet.

We also work with leading vendors of complementary technologies to provide our customers with fully interoperable solutions.  We provide interoperability with devices from numerous semiconductor companies, including Broadcom (including through the recently acquired Dune Networks), Broadlight, Cortina, Marvell, NetLogic, PMC-Sierra, Vitesse and Zarlink.

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

Within the five segments of the Carrier Ethernet market, CESR is currently our main market and where we derive most of our revenues.  There are seven main players in the CESR segment, of which six are currently customers for our NPUs.  Two major tier-1 CESR vendors are currently our principal customers, and these vendors are building several of their CESR platforms based on our network processors:

•
Juniper Networks, which accounted for approximately 40% of our 2010 revenues, entered production with NP-2 based products in 2007 and continued to launch additional products that incorporate our NPUs during 2008 and 2009.  In October 2009, Juniper Networks announced its launch of a new family of processors and networking systems incorporating internally developed chips.  We expect that over time, as this new family of Juniper Networks products replaces the products that incorporate our NPUs, Juniper Networks will significantly reduce and ultimately discontinue its purchases from us.  We believe we will begin generating significant revenues from Cisco, as described below, and additional tier-1 customers before Juniper Networks significantly reduces or discontinues its purchases from us in the future, following its announcement in October 2009.  However, due to the lengthy design and development cycle, and other matters beyond our control, it is difficult to predict the time and manner in which Juniper Networks’ revenue will decline, and when Marvell through Cisco and our other customers will enter into more solid and predictable ramp up phases.

•
Cisco has selected a customized version of the NP-3 and NP-4, based on our agreements with Marvell, for its principal CESR platforms.  Pursuant to our agreement with Marvell, Marvell is responsible for the manufacturing and selling of the customized version of the NP-3 and NP-4 to Cisco and pays us a fixed royalty fee that is comparable to the gross profit we would have generated had we sold the chip directly to Cisco.  Since we do not incur any production costs under this model, sales to Cisco result in a higher gross margin to our company.  Cisco entered production with the NP-3 during the first quarter of 2009 and accounted for approximately 20% of our 2010 revenues.  We expect Cisco, through Marvell, to become our largest customer and the main driver of our revenue growth in the coming years.

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

Competition

The semiconductor market, particularly the high-performance semiconductor market, is highly competitive and subject to rapid technological change, price erosion and heightened international competition.  Especially in an area such as network processors, where technology has not been standardized and where applications are in early stages of development, competitive pressures can be intense.  There are currently two vendors in addition to us  that provide high-speed network processors that target the metro and access switches, and edge routers: Sandburst Corporation (part of Broadcom Corporation) and Xelerated, Inc.  In addition, Broadcom Corporation (including through Dune Networks that was recently acquired by Broadcom) and Marvell have released switch ASICs (non-programmable chips) that target these market segments as well.  Agere Systems Inc. (which was acquired by LSI) and Wintegra Inc. (which was acquired by PMC-Sierra in 2010) are focused on lower speed applications.  Our NPA access NPUs compete with NPUs from these lower speed NPU vendors.  Some customers use FPGAs, mainly from Altera Corporation and Xilinx Inc., to implement packet processing functions and these may be competing solutions as well.  We also experience major competition from customers’ internal chip design teams who choose to develop their own network processors or in-house ASIC solutions, especially in the CESR segment.  Some of our competitors or potential competitors are larger, have significantly greater sales, have greater financial resources and are better known.

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

We believe we are the only network processor vendor that currently offers solutions that range in throughput from a few Gigabit to 100 Gigabit per second, all based around common architecture and software.  Other vendors focus on either the high-speed segment (over 20-Gigabit per second) or the low speed segment (up to 10-Gigabit per second).

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

We are organized under the laws of the State of Israel.  We have two wholly owned subsidiaries: EZchip Technologies Ltd., a corporation organized under the laws of the State of Israel, and its wholly-owned subsidiary EZchip Inc., a corporation incorporated under the laws of the State of Delaware.

D.	PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property.  Our principal development, marketing and administrative facilities occupy approximately 33,500 square feet of a building in Yokneam, Israel, at an aggregate rental cost of approximately $440,000 in 2010.  The lease for our principal offices expires in January 2014.

In October 2010, we leased a development facility in Kiryat Gat, Israel.  We occupy approximately 4,900 square feet, at an aggregate annual rental cost of approximately $60,000.  The lease expires in October 2015, and we have an option to extend the lease for an additional five years.

We conduct our sales operations through two locations in the United States.  We lease office space in California and Massachusetts under one-year renewable leases.  The aggregate rental cost for the two offices was approximately $85,000 in 2010.

Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business, mainly in Israel.  These purchases totaled $110,000 in 2008, $319,000 in 2009 and $224,000 in 2010.  Our capital expenditures in 2008, 2009 and 2010 were spent primarily for the procurement of research and development hardware equipment and software tools.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

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

General

We are engaged in the development and marketing of Ethernet network processors for networking equipment.

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

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network-processor based systems, software tools, maintenance and support services.

Revenues from network processor chips and network processor-based systems are recognized upon shipment in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 605 “Revenue Recognition,” when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.  Generally, we do not have any significant obligations after delivery.  We do not grant a right of return to our customers.  In addition, if a sale does not meet all of the criteria, the sale is deferred until all criteria are met.

Revenues from sales of software tools and maintenance services, which are sold separately from other products, are recognized in accordance with FASB ASC 985-605 “Software.”  We use the “residual method” when vendor specific objective evidence, or VSOE, of fair value only exists for the maintenance.

In certain instances, we sell network processor-based systems together with software tools and maintenance and support services.  In these cases, we comply with the requirements set forth in FASB ASC 605-25 “Revenue Recognition,” relating to the separation of multiple deliverables into individual accounting units with determinable fair values.  Revenues from such software tools and maintenance were immaterial during 2008, 2009 and 2010.

In 2006 and 2010, we signed agreements with Marvell.  According to the agreements, Marvell manufactures and sells the customized version of our NP-3 and NP-4 network processors to Cisco and pays us royalties for each chip it sells to Cisco.  Royalty revenue is recorded in accordance with ASC 605-45-45, “Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent,” on a net basis.  In accordance with the agreements with Marvell, Marvell sends us royalty reports, once a month, which reflect the prior month’s sales.  Accordingly, we recognize royalty revenues in the month that follows the month in which the sales are made by Marvell.

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

Goodwill

Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired.  We adopted FASB ASC 350 "Intangibles-Goodwill and other,” under which goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).  We determined December 31 as the date of the annual impairment test.  We operate in one operating segment, which segment comprises our only reporting unit.  ASC 350 prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment while the second phase (if necessary) measures impairment.  In the first phase of impairment testing, goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value.  As of December 31, 2010, no instances of impairment were found.

Equity-based Compensation Expense

We account for equity-based compensation in accordance with FASB ASC 718 “Compensation-Stock Compensation,” which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors.  Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods.  Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited.  If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted.

We measure the fair value of our options using the Black-Scholes-Merton option pricing model.  The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.  Expected volatility was calculated based upon actual historical stock price movements.  The expected term of options granted was calculated using the simplified method (being the average between the vesting periods and the contractual life of the options in accordance with SAB 107, as replaced and amended, effective January 1, 2008, by SAB 110).  The risk-free interest rate is based on the U.S. Treasury yield curve of bonds with an equivalent term to the expected life of the options.  We have historically not paid dividends and currently have no intention to pay dividends in the foreseeable future.

Accounting for Income Tax

We account for income taxes in accordance with FASB ASC 740, “Income Taxes.”  ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

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

On January 1, 2007, we adopted an amendment to FASB ASC 740, which contains a two-step approach to recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.  We recognize interest and penalties, if any, related to unrecognized tax benefits in our provision for income tax.

Marketable Securities

We account for our investments in marketable securities in accordance with FASB ASC 320 “Investments - Debt and Equity Securities.”  We determine the classification of marketable securities at the time of purchase and reevaluate such designations as of each balance sheet date.  We classify all of our marketable securities as designated available-for-sale.  Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss).  Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification basis for determining the cost of securities.  The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discount to maturity.  Such amortization, together with interest on securities, is included in the financial income, net.

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

Valuation of Financial Instruments

We account for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”.  Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.  As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Results of Operations

The following table presents, for the periods indicated, information concerning our results of operations.

	Year Ended December 31,
	2008	2009	2010
	(in thousands, except per share data)
Revenues	$33,566	$40,046	$61,998
Costs of revenues	11,983	11,224	15,668
Amortization of existing technology	2,083	1,985	1,915
Gross profit	19,500	26,837	44,415
Operating expenses:
Research and development, net	12,953	13,243	13,665
In-process research and development charge	5,125	--	--
Sales, general and administrative	7,467	8,697	10,001
Total operating expenses	25,545	21,940	23,666
Operating income (loss)	(6,045)	4,897	20,749
Financial income, net	1,408	902	1,130
Income (loss) before income taxes	(4,637)	5,799	21,879
Taxes benefit (taxes on income)	--	11,675	(8,236)
Net income (loss)	(4,637)	17,474	13,643
Less: Net (income) loss attributable to noncontrolling interest	37	(92)	--
Net income (loss) attributable to EZchip Semiconductor shareholders	$(4,600)	$17,382	$13,643
Basic net income (loss) per share attributable to EZchip Semiconductor shareholders	$(0.20)	$0.74	$0.54
Diluted net income (loss) per share attributable to EZchip Semiconductor shareholders	$(0.20)	$0.66	$0.52

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues

We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network processor-based systems, software tools and services.  For the year ended December 31, 2010, revenues increased by $22.0 million, or 55%, to $62.0 million from $40.0 million for the year ended December 31, 2009, primarily as a result of increased sales to Juniper Networks and Cisco (through Marvell).  Juniper Networks, currently our largest customer, accounted for $25.0 million (40% of revenues) in 2010, compared to $21.6 million (54% of revenues) in 2009.  Cisco through Marvell accounted for $12.5 million (20% of revenues) in 2010, compared to $3.1 million (8% of revenues) in 2009.  Marvell manufactures and sells a customized version of our NP-3 processor to Cisco and pays us royalties for each chip it sells to Cisco.  We recognize revenues on account of such sales on a net basis.  ZTE Corporation accounted for $6.0 million (10% of revenues) in 2010, compared to $1.5 million (4% of revenues) in 2009.  Our other customers as a group accounted for $18.5 million (30% of revenues) in 2010, compared to $13.8 million (34% of revenues) in 2009.

Cost of Revenues

Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs.  For the year ended December 31, 2010, our cost of revenues increased by $4.5 million, or 40%, to $15.7 million (25% of revenues) from $11.2 million (28% of revenues) for the year ended December 31, 2009.  The increase in cost of revenues is mainly attributable to the growth in revenues.  The decrease in cost of revenues as a percentage of revenues is mainly attributable to higher portion of royalty revenues from Marvell, which bear no cost of goods sold (other than royalties due to the OCS in connection with grants received from the OCS in the current and prior years).

Amortization of Existing Technology

Amortization of existing technology reflects the amortized cost of the intangible asset - “existing technology” - acquired in connection with the purchases of EZchip Technologies shares in the share exchange transactions (as described below under Item 5B., “- Liquidity and Capital Resources” and in Notes 3 and 10 to our consolidated financial statements).  Each of the EZchip Technologies’ share acquisitions (other than the 2009 employee exchange offer) was accounted for according to the purchase method of accounting and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition.  Existing technology is being amortized using the straight-line method over its useful life, which is up to four years.  For the year ended December 31, 2010, amortization of existing technology decreased by $0.1 million, or 5%, to $1.9 million from $2.0 million for the year ended December 31, 2009.

Gross Profit

For the year ended December 31, 2010, gross profit increased by $17.6 million, or 66%, to $44.4 million (72% of revenues) from $26.8 million (67% of revenues) for the year ended December 31, 2009, primarily as a result of the increase in revenues.  The increase in gross profit as a percentage of revenues is mainly the result of higher portion of royalty revenues from Marvell, which bear no cost of goods sold (other than royalties due to the OCS in connection with grants received from the OCS in the current and prior years), as well as from relatively flat year-over-year labor costs, amortization of intangible assets and stock based compensation.

Research and Development Expenses, Net

Research and development expenses consist primarily of the salary and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs).  Since April 1, 2006, we have received research and development participation grants from the OCS.  For the year ended December 31, 2010, research and development costs increased by $0.6 million, or 4%, to $16.9 million (excluding OCS grants of $3.2 million) from $16.3 million (excluding OCS grants of $3.0 million) for the year ended December 31, 2009.  The increase in research and development expenses is mainly attributable to higher labor costs resulting primarily from an increase in the number of research and development employees.  We expect research and development expenses to increase significantly in 2011, mainly as a result of the new product line development that is being conducted at our new design center in Kiryat Gat, targeting a different market segment.

Sales, General and Administrative Expenses

Sales, general and administrative expenses consist primarily of salaries, commissions to third party sales representatives, participation in trade shows and travel expenses, as well as legal, accounting and other services and administrative costs.  For the year ended December 31, 2010, such expenses increased by $1.3 million, or 15%, to $10.0 million from $8.7 million for the year ended December 31, 2009.  The increase is primarily attributable to a higher level of labor costs, sales commissions to third party representatives and a higher level of share-based compensation expenses under ASC 718.

Financial Income, Net

Financial income, net reflects the income or expenses from traditional interest income or financing expenses and from exchange rate fluctuations and currency translation.  For the year ended December 31, 2010, net financial income increased by $0.2 million to $1.1 million from net financial income of $0.9 million for the year ended December 31, 2009.  This increase is attributable mainly to higher levels of cash, cash equivalents short-term deposits and marketable securities in the 2010 period.

Taxes benefit (taxes on income)

For the year ended December 31, 2010, we recorded taxes on income of $8.2 million, as compared to a tax benefit of approximately $11.7 million for the year ended December 31, 2009.  The tax benefit in 2009 was derived from an increase in deferred tax assets, reversing valuation allowances on deferred tax assets.  The $8.2 million tax expense in 2010 resulted from utilization of the deferred tax asset.  We expect to utilize the remainder of the deferred tax asset during 2011, after which we expect to start utilizing certain tax benefits available to our Approved and Privileged Enterprise programs.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues

For the year ended December 31, 2009, revenues increased by $6.4 million, or 19%, to $40.0 million from $33.6 million for the year ended December 31, 2008.  Juniper Networks, currently our largest customer, accounted for $21.6 million (54% of revenues) in 2009, compared to $18.4 million (55% of revenues) in 2008.  Juniper Networks entered production with NP-2 based products in 2007 and continued to launch additional products that incorporate our NP-2 processors during 2008 and 2009.  Cisco through Marvell accounted for $3.1 million (8% of revenues) in 2009, compared to $0.7 million (2% of revenues) in 2008.  We recognize revenues on account of such sales on a net basis.  Our other customers as a group accounted for $15.3 million (38% of revenues) in 2009, compared to $14.5 million (43% of revenues) in 2008.  Excluding the NP-1c processor, which reached its end-of-life in early 2009 and is no longer offered by us, other customers as a group increased by $3.3 million, or 33%, to $13.3 million for the year ended December 31, 2009 from $10.0 million for the year ended December 31, 2008.

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

In-Process Research and Development Charge

We recorded in-process research and development charges of $5.1 million in the year ended December 31, 2008 in connection with our purchases of EZchip Technologies’ shares in January 2008.  See Note 3 to the consolidated financial statements.  We did not record any in-process research and development charges in the year ended December 31, 2009 as the 2009 employee exchange offer was accounted for in accordance with ASC 810.

Sales, General and Administrative Expenses

For the year ended December 31, 2009, sale, general and administrative expenses increased by $1.2 million, or 16%, to $8.7 million from $7.5 million for the year ended December 31, 2008.  This increase is primarily attributable to a higher level of share-based compensation expenses under ASC 718 and amortization of intangible assets acquired in connection with our purchase of shares of EZchip Technologies in prior years.

Financial Income, Net

For the year ended December 31, 2009, net financial income decreased by $0.5 million to $0.9 million from net financial income of $1.4 million for the year ended December 31, 2008.  This decrease is attributable mainly to lower prevailing interest rates in the 2009 period.

Taxes benefit (taxes on income)

For the year ended December 31, 2009, we recorded an income tax benefit of approximately $11.7 million.  The benefit was derived from an increase in deferred income tax assets, reversing valuation allowances on deferred income tax assets.  We did not record an income tax benefit or taxes on income for the year ended December 31, 2008.

Effective Corporate Tax Rate

Israeli companies were subject to corporate tax at the rate of 25% of their taxable income in 2010.  The corporate tax rate was further reduced to 24% in 2011.  In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, a gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.  However, because we have elected to participate in the alternative package of tax benefits for our current Approved and Privileged Enterprises, the income derived from these enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.  The period of tax benefits for our Approved and Privileged Enterprises is valid for ten years following the first year in which the company generated net taxable income associated with each enterprise.  Certain investment income derived by us from investments may not be regarded by the Israeli tax authorities as income from our Approved Enterprise or Privileged Enterprises and consequently, may be taxed at the regular statutory rate in Israel.  As of December 31, 2010, we did not generate any tax-exempt income from our Approved Enterprise and Privileged Enterprises.  See Item 10.E, “Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

We, EZchip Technologies and EZchip Inc. had aggregate operating tax loss carryforwards of approximately $46.4 million as of December 31, 2010 ($31.2 million of which relate to EZchip Semiconductor, $11.2 million of which relate to EZchip Technologies and $4.0 million of which related to EZchip Inc.).

EZchip Inc. is subject to U.S. income taxes.  Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

We and EZchip Technologies have accumulated capital loss carryforwards in the amount of $30.6 million.

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

We must also make judgments regarding the realizability of deferred tax assets. The carrying value of our net deferred tax asset is based on our belief that it is more likely than not that we will generate sufficient future taxable income in certain jurisdictions to realize these deferred tax assets.  We have established a valuation allowance for deferred tax assets which we do not believe meet the “more likely than not” criteria.  Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors.  If our assumptions and consequently our estimates change in the future, the valuation allowances we have established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.  Our effective tax rate is highly dependent upon the geographic distribution of our U.S. and Israeli earnings or losses, the tax regulations and tax holidays in the United States and Israel, the availability of tax credits and carryforwards.

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

Impact of Currency Fluctuation

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we use hedging techniques, we cannot eliminate the effects of currency fluctuations.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.  See Note 18 to our consolidated financial statements.  See also discussion in Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

Seasonality

Our operating results are generally not characterized by a seasonal pattern.

Recently Issued Accounting Standards

See Note 2y to our consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and research and development grants.  Until 2006, our research and development was funded through the proceeds of third party investments, combined with contributions from our company.  Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.

Working Capital; Cash, Cash Equivalents; Short-Term Deposits and Marketable Securities. As of December 31, 2010, we had $111.6 million in working capital and $101.3 million in cash, cash equivalents, short-term deposits and marketable securities, compared to $75.0 million in working capital and $67.2 million in cash, cash equivalent and marketable securities as of December 31, 2009 and $52.6 million in working capital and $48.1 million in cash, cash equivalents, short-term deposits and marketable securities as of December 31, 2008.

Cash flows.  The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$6,242	$17,083	$26,028
Net cash used in investing activities	(16,834)	(4,741)	(37,851)
Net cash provided by financing activities	8	1,518	9,060
Increase (decrease) in cash and cash equivalents	(10,584)	13,860	(2,763)
Cash and cash equivalents — beginning of year	31,472	20,888	34,748
Cash and cash equivalents — end of year	$20,888	$34,748	$31,985

Net cash provided by operating activities was approximately $26.0 million for the year ended December 31, 2010 compared with net cash provided by operating activities of approximately $17.1 million for the year ended December 31, 2009 and net cash used in operating activities of approximately $6.2 million for the year ended December 31, 2008.  The improvement in cash flows from operating activities in 2010 and 2009 resulted from the increase in revenues during 2010 (55% over 2009) and 2009 (19% over 2008), while gross margins improved (as explained above) in 2010 and 2009.  There was no material change in the mix or type of expenses used in operating activities during 2008 through 2010.

Net cash used in investing activities was approximately $37.9 million for the year ended December 31, 2010.  Of such amount, approximately $37.3 million, net, was used to purchase marketable securities and for investment in short term deposits, approximately $0.4 million was used to purchase property and equipment and $0.2 million was used to invest in an affiliated company (see Note 2j to our consolidated financial statements).  Net cash used in investing activities was approximately $4.7 million for the year ended December 31, 2009.  Of such amount, approximately $4.6 million, net, was used to purchase marketable securities and for investment in short term deposits and approximately $0.1 million was used to purchase property and equipment.  Net cash used in investing activities was approximately $16.8 million for the year ended December 31, 2008.  Of such amount, approximately $16.7 million, net, was used to purchase marketable securities and approximately $0.1 million was used to purchase property and equipment.

For the year ended December 31, 2010, net cash provided by financing activities was $9.1 million, of which approximately $8.0 million was attributable to proceeds from the exercise of employee stock options and approximately $1.1 million, net from the issuance of shares in an underwritten public offering.  For the year ended December 31, 2009, net cash provided by financing activities was approximately $1.5 million, attributable to proceeds from the exercise of employee stock options.  For the year ended December 31, 2008, net cash provided by financing activities was approximately $8,000.

We believe that our available cash, cash equivalents short term deposits and marketable securities balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

Public Offerings.  In December 2009, we concluded a public offering of our ordinary shares, as described below under Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions.”  We used all the net proceeds from the December 2009 public offering to purchase a portion of the securities of EZchip Technologies tendered in the Employee Exchange Offer, as described below under Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

In January 2010, we issued and sold 106,893 ordinary shares for a total amount of $1.1 million following the exercise by the underwriter of its over-allotment option granted in the 2009 underwritten public offering.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Currently, 118 employees, representing approximately 75% of our employees, are engaged in research and development.  EZchip Technologies’ senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.  The following table sets forth our research and development expenses for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Research and development expenses	$15,964	$16,292	$16,863
Less Office of the Chief Scientist grants	3,011	3,049	3,198
Research and development expenses, net	$12,953	$13,243	$13,665

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our material contractual obligations as of December 31, 2010:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$504	$369	$135	$--	$--
Uncertain income tax position (1)	296	--	--	--	--
Severance pay (2)	5,974	--	--	--	--
Total	$6,774	$369	$135	$--	$--
_________

(1)
Uncertain income tax position under FASB ASC 740, “Income Taxes,” is due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 15a to our consolidated financial statements for further information regarding our liability under ASC 740.

(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law.  These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $0.8 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position(s)
Benny Hanigal(1)	61	Chairman of the Board
Eli Fruchter(1)(2)	55	Director, President and Chief Executive Officer of EZchip Technologies
Dror Israel	42	Chief Financial Officer
Amir Eyal	51	Vice President – Business Development of EZchip Technologies
Ran Giladi (1)(3)	56	Director
Karen Sarid (3)(4)	60	Director
Shai Saul (1)(3)(4)(5)	49	Director
David Schlachet (2)(3)(4)(5)	65	Director

___________________

(1)	Member of our Strategy Committee.

(2)	Member of our Risk Management Committee.

(3)	“Independent Director” under rules of the Securities and Exchange Commission, NASDAQ Listing Rules and the Israeli Companies Law (see explanation below)

(4)	Member of our Audit Committee.

(5)	“Outside Director” within the meaning of the Israeli Companies Law (see explanation below)

Benny Hanigal has served as the Chairman of our Board of Directors since December 2007, and as the Chairman of the Board of Directors of EZchip Technologies since December 2006.  Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund.  In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995.  In 1995, Lannet Ltd. was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997.  From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds.  Mr. Hanigal also serves as a director of Alvarion Ltd.  Mr. Hanigal holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

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

Prof. Ran Giladi has served as a director of our company since December 2001.  Prof. Giladi is a faculty member of Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1996 until 2000 and he resumed such position in 2010.  Prof. Giladi was the active Chairman of DiskSites, Inc., which was acquired by Expand Networks Ltd. in 2006.  Prof. Giladi co-founded InfoCyclone Inc. and was its President and Chief Executive Officer from 2000 until 2002.  Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986.  Prof. Giladi holds a B.Sc. degree in Physics and M.Sc. degree in Biomedical Engineering, both from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

Karen Sarid has served as a director of our company since December 2001 and is a member of our Audit Committee.  Ms. Sarid served as President and General Manager of Syneron Medical Israel from 2009 to 2010.  Ms. Sarid served as the General Manager of Galil Medical Israel from 2007 to 2009.  Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market.  Prior to that and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd.  From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group.  From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market.  Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996.  Ms. Sarid also serves as a director of Oridion Systems Ltd. and Gilat Satellite Networks Ltd.  Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

Shai Saul has served as a director of our company since December 2006 and is a member of our Audit Committee.  Mr. Saul has served as General Partner of DFJ Tamir Fishman Ventures, an Israeli technology-focused venture capital fund since 1999.  From 2000 to 2009, Mr. Saul served as Chairman of CopperGate Communications, a developer of chips for the in-home IPTV market (acquired by Sigma Designs), and during 2001, he served as CopperGate’s Chief Executive Officer.  From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN, acquired by SafeNet).  From 1993 to 1994, Mr. Saul served as Chief Executive Officer of Ganot Ltd., a cleantech company.  Mr. Saul also serves as a director of Allot Communications (NASDAQ: ALLT) and Superfish, among others.  His past investments and board positions include Native Networks, a developer of carrier-class optical Ethernet transport solutions (acquired by Alcatel), Wave Systems, fables developer of authentication chips (NASDAQ: WAVX), and Voltaire, a developer of scale-out solutions for high performance data centers (NASDAQ: VOLT acquired by Mellanox, NASDAQ:MLNX).  Mr. Saul holds an LL.B. degree from Tel Aviv University.

David Schlachet has served as director of our company since September 2005 and is a member of our Audit Committee.  Mr. Schlachet served as Chief Executive Officer of Syneron Medical Ltd. from November 2005 to May 2007, after having served as its Chief Financial Officer from July 2004 to November 2005.  From January 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in life sciences.  From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group.  Mr. Schlachet also served as an active Chairman of Elite Industries Ltd.  From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science.  Mr. Schlachet serves as a director of Syneron Medical Ltd., a NASDAQ-listed company, and is a director of BioCancell Therapeutic Inc., Mazor Surgical Technology Ltd. and Taya Investment Company Ltd., which are traded on the Tel Aviv Stock Exchange.  Mr. Schlachet also serves as a director and audit committee member of the Tel Aviv Stock Exchange and as Chairman of CellCure Neurosciences Ltd., a privately-held biotechnology company.  Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid during 2010 to all of our directors and executive officers as a group (eight persons) for services in all capacities was approximately $719,000.  This amount includes amounts set aside to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, in the amount of approximately $44,000. This aggregate amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.  All our executive officers work full time for us.

During the year ended December 31, 2010, we paid each of our outside directors approximately $1,630 per quarter and approximately $350 per meeting attended.  Our other non-executive directors did not receive any cash compensation during 2010, except for Mr. Benny Hanigal.  Effective as of January 1, 2008, we pay a $3,000 monthly fee to Mr. Hanigal in connection with his service as Chairman of our Board of Directors.  Prior to that date and from December 2006, Mr. Hanigal was paid the same monthly amount for his service as Chairman of the Board of Directors of EZchip Technologies.

During 2010, we granted our directors and executive officers as a group an aggregate of 88,644 restricted share units, all of which were granted under our 2003 Amended and Restated Equity Incentive Plan.  See Item 6E. “Directors, Senior Management and Employees - Share Ownership - Equity Incentive Plans.”

In addition, during 2010, as a remaining part of the Employee Exchange Offer, as described below under Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions,” our directors and executive officers as a group exchanged their EZchip Technologies Options for options to purchase 41,120 of our ordinary shares.

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

Outside and Independent Directors

Outside Directors.  In accordance with the Israeli Companies Law, as an Israeli public company, we are required to have at least two outside directors.  The outside directors must meet certain statutory requirements of independence.  In general, the term of office of an outside director is three years, which can be extended for two additional three year-term (there are no prescribed terms of service for the other directors of the company).  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Select Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.  An outside director can be removed from office only under very limited circumstances.

Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors (including one outside director serving as the chair of the audit committee).  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

In accordance with the Israeli Companies Law, at least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Select Market, such as our company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have “professional qualification.”  Our outside director, Mr. David Schlachet, has “accounting and financial expertise” and our other outside director, Mr. Shai Saul, has “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Outside directors are elected by a majority vote at a shareholders' meeting.  In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

•
the majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders); or

•
the total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the election of the outside director does not exceed 2% of the aggregate voting rights of our company.

Messrs. Shai Saul and David Schlachet serve as our outside directors under the Israeli Companies Law.  Mr. Saul’s term will expire in November 2012 and Mr. Schlachet’s term will expire in July 2011, following which their service as an outside director may each be extended for additional three-year terms.

Independent Directors.  In general, NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  In addition, under the Israeli Companies Law, a majority of the audit committee members must comply with the director independence requirements prescribed by the Israeli Companies Law.  Our Board of Directors has determined that each of Messrs. Giladi, Saul and Schlachet and Ms. Sarid qualifies as an independent director under the requirements of the Securities and Exchange Commission, NASDAQ and the Israeli Companies Law.

Pursuant to a recent amendment to the Israeli Companies Law that will take effect in 2011, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law, as well as certain other recommended corporate governance provisions.  Although the amendment has not taklen affect yet, we do not expect to include such provisions in our articles of association since our board of directors complies with the independence requirements and the corporate governance rules of NASDAQ and the Securities and Exchange Commission regulations.  In any event, as described above, a majority of our board of directors and all members of our audit committee are directors who comply with the independence criteria prescribed by the Israeli Companies Law.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee.  An audit committee must consist of at least three directors, including all of the outside directors (one of whom must serve as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Israeli Companies Law.  The audit committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder.  Individuals who are not permitted to be audit committee members may not participate in the committee's meetings other than to present a particular issue.  However, an employee who is not a controlling shareholder or relative may participate in the committee's discussions but not in any vote, and the company's legal counsel and corporate secretary may participate in the committee's discussions and votes if requested by the committee.

The audit committee's duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the fees of, and services performed by, our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls.  The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.  Under the Israeli Companies Law, the audit committee also is required to monitor deficiencies in the administration of our company, including by consulting with the internal auditor and independent accountants, to review, classify and approve related party transactions and extraordinary transactions, to review the internal auditor's audit plan and to establish and monitor whistleblower procedures.

Under the Israeli Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and in addition a majority of the attending committee members are independent directors within the meaning of the Israeli Companies Law and include at least one outside director.

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

Strategy Committee

Our board of directors established a Strategy Committee to review and consider strategic directions for the company.  Our Strategy Committee currently consists of Benny Hanigal, Eli Fruchter, Prof. Ran Giladi and Shai Saul.  Our Chief Financial Officer, Dror Israel, and our Vice President – Business Development, Amir Eyal, regularly advise the committee’s members.

Financial Statements Committee

In connection with a new requirement of the Israeli Companies Law, which will become effective on May 14, 2011, we will be required to form a financial statements committee to review the company's financial statements and make recommendations to our board of directors with respect to the approval of the financial statements and specified issues concerning the financial statements.  The company's independent accountants are to be invited to each meeting of the committee, and the internal auditor is to be notified in advance of each meeting and shall have the right to participate.  Under the Israeli Companies Law and regulations, the composition and quorum requirements of the financial statements committee are generally the same as the composition and quorum requirements of the audit committee.  As permitted by the regulations, we currently intend to designate our audit committee to also serve as our financial statements committee and fulfill its statutory duties.

Internal Auditor

The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee.  The internal auditor may be an employee of ours, but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm or its representative.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.  Fahn Kanne Control Management Ltd., a member of the Grant Thornton network, serves as our internal auditor.

Directors’ Service Contracts

We do not have any service contracts with our directors, except for the $3,000 monthly fee we pay to Mr. Benny Hanigal since January 1, 2008 in connection with his services as Chairman of our Board of Directors.  Prior to that date and from December 2006, Mr. Hanigal was paid the same monthly amount for his services as the Chairman of the Board of Directors of EZchip Technologies.

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Chairman of the Board

Under the Israeli Companies Law, the general manager of a company (or a relative of the general manager) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Israeli Companies Law.  The shareholder vote cannot authorize the appointment for a period of longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote.  The chairman of the board of directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the general manager.

Fiduciary Duties; Approval of Certain Transactions

Fiduciary Duties.  The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.

Duty of Loyalty.  The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and such person’s personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.  A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.  A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director.  A violation of these requirements is deemed a breach of the director's duty of loyalty.

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

An “office holder” is defined as any managing director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of these positions regardless of that person's title, or any director or any manager directly subordinate to the general manager.  Each person listed in the table under “Director and senior management” is an office holder.

Disclosure of Personal Interest of an Office Holder. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  “Personal interest,” as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney.  “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction.  This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.”  An “extraordinary transaction” is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” is defined as a spouse, sibling, parent, grandparent, descendant, and includes the descendant, sibling or parent of a spouse, as well as the spouse of any of the foregoing.

Approval of Compensation of Office Holders.  Under the recent amendment to the Israeli Companies Law that will take effect in 2011, compensation arrangements for officers who are not directors require the approval of the audit committee and the board of directors.  The approval of the audit committee may be substituted with the approval of the compensation committee, provided that the compensation committee complies with all the requirements prescribed by the Israeli Companies Law regarding composition of the audit committee.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the audit committee is sufficient.  Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

Approval of Other Transactions with Office Holders.  In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the disclosure requirement described above, only board approval is required unless the articles of association of the company provide otherwise.  Our articles of association do not provide otherwise.  Such approval must determine that the transaction is not adverse to the company’s interest.  If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of the company's audit committee and the board of directors are required, except if the compensation arrangement is a non-material amendment to an existing compensation arrangement of an officer who is not a director (in which case the approval of the audit committee is sufficient).  Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval.  The audit committee may not approve the transaction unless, at the time of the approval, it complies with the audit committee composition and quorum requirements prescribed by the Israeli Companies Law.

Any person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at such meeting or vote on such matter unless a majority of the board of directors or the audit committee has a personal interest in the matter, or if such person is invited by the chairman of the board of directors or audit committee, as applicable, to present the matter being considered.  If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders.  Under the Israeli Companies Law, the disclosure requirements described above that apply to an officer holder, also apply to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.  Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for this purpose.

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

•	extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•
the terms of compensation or employment or engagement of a controlling shareholder or his or her relative, as an officer holder or employee of our companyor as a service provider to the company, including through a company controlled by a controlling shareholder.

The shareholders approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	the majority includes at least a majority of the shares voted by shareholders who have no personal interest in the transaction; or

•	the total number of shares held by the disinterested shareholders that voted against the approval of the transaction does not exceed 2% of the aggregate voting rights of our company.

Generally, the approval of such a transaction may not be for more than three years.  However, an extraordinary transaction, including a private placement with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern the terms of compensation or employment or engagement of a controlling shareholder or his or her relative, as an officer holder or employee of our company or as a service provider to the company, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period of longer than three years is reasonable under the circumstances.

Duties of Shareholders.  Under the Israeli Companies Law, a shareholder also has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

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

D.	EMPLOYEES

As of March 10, 2011, we had 157 employees. The following table presents the number of our employees categorized by activity as of December 31:

	As of December 31,
	2008	2009	2010
Operations	9	9	9
Research and development	84	86	105
Sales and marketing	15	18	20
General and administrative	8	9	9
Total (1)	116	122	143

The following table presents the number of our employees categorized by geographic location as of December 31:

	As of December 31,
	2008	2009	2010
Israel (1)	109	115	133
United States	6	6	7
China	1	1	3
Total	116	122	143

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

Pursuant to Israeli law, we are legally required to pay severance benefits upon certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for severance insurance policies.  According to Section 14 to the Israeli Severance Pay Law, the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing July 2010, we entered into agreements with new employees who joined the company in order to implement such Section 14.  Therefore, the payment of monthly deposits by the company into recognized severance and pension funds or insurance policies with respect to the Israeli employees that joined us since July 2010 releases us from any additional severance obligation to those employees and therefore, since that date we incur no additional liability with respect to such employees.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 10, 2011 for (i) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group.  The information in the table below is based on 26,371,067 ordinary shares outstanding as of March 10, 2011.

Name	Number of Shares(1)	Percent
Eli Fruchter (2)	751,858	2.82%
All directors and executive officers as a group (8 persons)(3)	1,096,014	4.07%
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

(2)
Based on information available to the company.  Includes options to purchase 247,962 ordinary shares that are exercisable within 60 days of the date of this table. The address for Mr. Fruchter is c/o EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.

(3)
As of March 10, 2011 all directors and executive officers as a group (8 persons) held options to purchase an aggregate 575,708 ordinary shares that are exercisable within 60 days of the date of this table and 13,410 restricted share units that vest within 60 days of the date of this table.  Such options have a weighted average exercise price of $9.84 and expire between January 2012 and September 2016.

None of our directors and executive officers beneficially owns more than 1% of our outstanding shares, other than Eli Fruchter, a member of our Board of Directors and President and Chief Executive Officer of EZchip Technologies.

As of December 31, 2010, our executive officers and directors as a group held options to purchase an aggregate of 851,151 of our ordinary shares.  The weighted average exercise price of these options was $10.93 and their expiration dates ranged from January 2012 and September 2016.  As of December 31, 2010, our executive officers and directors as a group held an aggregate of 113,104 restricted share units.

Equity Incentive Plans

EZchip Semiconductor Equity Incentive Plans

2003 Amended and Restated Equity Incentive Plan.  On October 2003, EZchip Semiconductor adopted the 2003 Israeli Share Option Plan.  The plan was amended in December 2006 and further amended in December 2007 and October 2010.  In 2007, the plan was renamed the 2003 Amended and Restated Equity Incentive Plan, or the 2003 Israel Plan.  The 2003 Israel Plan is administered by our Board of Directors, or a committee of the Board that is delegated authority to act as the administrator.  The administrator has broad discretion, subject to certain limitations, to determine the persons entitled to receive awards, the terms and conditions on which awards are granted and the number of shares subject to each award granted.  Under the 2003 Israel Plan, we may grant restricted share units, or RSUs, and options to purchase our ordinary shares to Israeli employees, directors, consultants, advisers and service providers of our company and its subsidiaries.  In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive awards under the 2003 Israel Plan are afforded certain tax benefits (excluding our controlling shareholders or those who are not our employees or directors).  We have elected the benefits available under the “capital gains” alternative.  There are various conditions that must be met in order to qualify for these benefits, including registration of the awards in the name of a trustee for each of the employees who is granted awards.  Each award, and any ordinary shares acquired upon the exercise of the award, must be held by the trustee for a period of 24 months.  The 2003 Israel Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant.  Awards granted under the 2003 Israel Plan are generally exercisable over four years.  Awards that are not exercised will become available for further grant by the Board under the 2003 Israel Plan.  In addition, pursuant to amendment to the 2003 Israel Plan approved by our shareholders in December 2007, on January 1st of each year, commencing January 1, 2009, to the extent the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan on such date is less than 4% of the number of ordinary shares issued and outstanding on such date, the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan will automatically increase on such date to equal 4% of the number of ordinary shares issued and outstanding on such date.  In October 2010, our Board of Directors approved an amendment to the 2003 Israel Plan increasing the number of ordinary shares that may be granted under such plan by 2,100,000 shares.

As of December 31, 2010, 2,071,799 ordinary shares were available for future issuances under the 2003 Israel Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan.

As of December 31, 2010, options to purchase an aggregate of 1,773,992 ordinary shares were outstanding under the 2003 Israel Plan, with a weighted average exercise price of $14.37 per share and expiration dates ranging from January 2012 to October 2016.  In addition, as of December 31, 2010, 433,101 RSUs were outstanding under the 2003 Israel Plan.

EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan.  On December 27, 2007, EZchip Semiconductor adopted the 2007 U.S. Equity Incentive Plan, or the 2007 U.S. Plan.  Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan.  In general, the exercise price of incentive stock options granted under the 2007 U.S. Plan must be at least equal to 100% of the fair market value of the ordinary shares on the date of grant.  If, however, incentive stock options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our share capital or the share capital of any parent or subsidiary of our company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of such incentive stock options must not exceed five years.  In July 2010, our shareholders approved an amendment to the 2007 U.S. Plan increasing the number of ordinary shares that may be granted under such plan by 500,000 shares.

As of December 31, 2010, 479,600 ordinary shares were available for future issuance under the 2007 U.S. Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan.

As of December 31, 2010, options to purchase an aggregate of 253,991 ordinary shares were outstanding under the 2007 U.S. Plan, with a weighted average exercise price of $12.0 per share and expiration dates ranging from June 2011 to October 2016, including options to purchase an aggregate of 60,307 ordinary shares granted in December 2009 as part of the Employee Exchange Offer.  In addition, as of December 31, 2010, 45,850 RSUs were outstanding under the 2007 U.S. Plan.

2009 Israel Equity Plan.  In November 2009, EZchip Semiconductor adopted the 2009 Israel Equity Plan.  The plan was adopted in connection with the Employee Exchange Offer, as described below under Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions,” for the sole purpose of issuing options to purchase our ordinary shares to our former and current Israeli employees who elect to exchange their options to purchase ordinary shares of EZchip Technologies  The 2009 Israel Equity Plan is administered by our Board of Directors or a committee of the Board that is delegated authority to act as the administrator.  Under the 2009 Israel Plan, we may grant options to purchase our ordinary shares to former and current employees, directors, consultants, advisers and service providers of our company and subsidiaries in exchange for their options to purchase ordinary shares of EZchip Technologies.  The 2009 Israel Equity Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant.  All awards granted in 2009 and 2010 under the 2009 Israel Equity Plan were immediately exercisable.

As of December 31, 2010, options to purchase an aggregate of 374,126 ordinary shares were outstanding under the 2009 Israel Equity Plan, with a weighted average exercise price of $2.84 per share and expiration dates ranging from May 2011 to February 2016, all of which were granted in December 2009 and during 2010 as part of the Employee Exchange Offer.

As of December 31, 2010, 952,940 ordinary shares were available for future issuance under the 2009 Israel Equity Plan, which amount is reduced by one share for each option that we grant under the plan.  However, we do not intend to grant any additional options pursuant to the 2009 Israel Equity Plan.

EZchip Technologies Option Plans

Since 2000, EZchip Technologies has granted options to purchase its ordinary shares to key employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the 2000 Section 102 Share Option Plan, the 2003 Section 102 Share Option Plan and the 2001 U.S. Stock Option Plan), as an incentive to attract and retain qualified personnel.  Under these plans a total of 16,500,000 ordinary shares of EZchip Technologies were reserved and authorized for issuance.  Under the terms of these grants, options generally become exercisable over a four-year period, commencing with the date of grant.  The options generally expired seven to ten years from the date of the grant, and were non-transferable, except under the laws of succession.

Following our acquisition of substantially all of EZchip Technologies’ shares, we discontinued our practice of granting EZchip Technologies employees options to purchase shares of EZchip Technologies pursuant to the EZchip Technologies’ option plans.  Instead, since 2008 all incentive awards to EZchip Technologies employees consist of options or RSUs to purchase ordinary shares of our company.

In December 2009 and during 2010, as part of the Employee Exchange Offer, as described below under Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions,” all of the outstanding options to purchase ordinary shares of EZchip Technologies were exchanged for a combination of options to purchase our ordinary shares and cash.

As of December 31, 2010 and following the completion of the Employee Exchange Offer, there were no outstanding options to purchase ordinary shares of EZchip Technologies.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information as of March 10, 2011 (unless otherwise indicated below) for each shareholder known to us to beneficially own more than 5% of our outstanding ordinary shares.  The information in the table below is based on 26,371,067 ordinary shares outstanding as of March 10, 2011.  Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Shares(1)	Percent
Empire Capital Management, L.L.C. and Empire GP, L.L.C (2)	1,636,900	6.2%
__________________________

(1)
The number of ordinary shares beneficially owned includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this table, and RSUs that vest within 60 days of the date of this table.  Shares issuable pursuant to such options or RSUs are deemed outstanding for computing the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.

(2)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 15, 2011.  The Schedule 13G/A reports that each of such entities disclaims beneficial ownership of our ordinary shares.

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

Empire Capital Management, L.L.C. and Empire GP, L.L.C. On August 30, 2010, Empire Capital Management, L.L.C., or Empire Management, together with Empire Capital Partners, L.P., or Empire Partners, Empire GP, L.L.C., or Empire GP, Scott A. Fine and Peter J. Richards filed a Schedule 13G with the Securities and Exchange Commission.  The Schedule 13G indicated that Messrs. Fine and Richard each had beneficial ownership of 5.5% of our ordinary shares, of which 4.0% are beneficially held by Empire Management and 1.5% are beneficially held by each of Empire Partners and Empire GP.  On November 23, 2010, such reporting persons filed Amendment No. 1 to Schedule 13G with the Securities and Exchange Commission reporting that Messrs. Fine and Richard each had beneficial ownership of 10.4% of our ordinary shares, of which 7.4% are beneficially held by Empire Management and 3.0% are beneficially held by each of Empire Partners and Empire GP.  On February 15, 2011, such reporting persons filed Amendment No. 2 to Schedule 13G with the Securities and Exchange Commission reporting that Messrs. Fine and Richard each had beneficial ownership of 6.3% of our ordinary shares, of which 4.4% are beneficially held by Empire Management and 1.9% are beneficially held by each of Empire Partners and Empire GP.  Messrs. Fine and Richards are the Member of Empire GP and Empire Management and in their capacities direct the operations of Empire GP and Empire Management.  Each of the reporting persons disclaims beneficial ownership of our ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 21, 2011, there were 37 holders of record of our ordinary shares, including 31 holders of record residing in the United States holding approximately 98.43% of the aggregate 26,371,739 ordinary shares outstanding as of such date.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 98.34% of our outstanding ordinary shares as of such date).

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

During 2010, we issued options to purchase 41,120 of our ordinary shares to our directors and an executive officer in exchange for their EZchip Technologies Options.

Following the completion of the Employee Exchange Offer, we increased our ownership interest in EZchip Technologies to 100%.  The dilution of each of our shareholder's percentage of ownership in our company as a result of the Employee Exchange Offer was substantially offset by the increase in our company’s holdings in EZchip Technologies to 100% of the outstanding shares.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See the consolidated financial statements included under Item 18 “Financial Statements.”

Export Sales

See Note 16b to the consolidated financial statements.

Legal Proceedings

We are not a party to any litigation, other than litigation in the ordinary course of business, which in the aggregate is not material to the business of our company, and we are not aware of any threatened litigation, which in the aggregate would be material to the business of the company.

Dividend Policy

We anticipate that we will retain any future earnings to support operations and to finance the growth and development of our business.  In addition, tax-exempt income attributable to our Approved Enterprise and Privileged Enterprises under Israeli tax law cannot be distributed to shareholders without subjecting us to taxes except upon the complete liquidation of our company.  Tax will be levied if we decide to distribute such income in the future.  Currently, we intend to reinvest the amount of our tax-exempt income.  Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.  In addition, our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of our shareholders, which may decrease but not increase the amount proposed by the Board of Directors.

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

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2010.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares were listed on the NASDAQ Global Market under the symbol “LNOP” from our initial public offering in November 1992 until April 14, 2003, at which date the listing of our ordinary shares was transferred to the NASDAQ Capital Market.  From January 4, 2008 until December 31, 2010, our ordinary shares were listed on the NASDAQ Global Market, and since January 1, 2011, our ordinary shares have been listed on the NASDAQ Global Select Market.  On January 17, 2008 our NASDAQ symbol changed to “EZCH.”  Since April 1, 2002, our ordinary shares have also been traded on the Tel Aviv Stock Exchange.

Set forth below for each of the periods indicated are the range of high and low market prices of our ordinary shares as reported by the NASDAQ Global Select Market (for periods from January 1, 2011), the NASDAQ Global Market (for periods from January 4, 2008 through December 31, 2010) and the NASDAQ Capital Market (for periods prior to January 4, 2008), and the high and low market prices of our ordinary shares (in U.S. dollars) as reported by the Tel Aviv Stock Exchange.  Share prices on the Tel Aviv Stock Exchange are quoted in New Israeli Shekels (NIS); the share prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

Annual Share Price Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 1, 2011), the NASDAQ Global Market (for periods from January 4, 2008 through December 31, 2010) and the NASDAQ Capital Market (for periods prior to January 4, 2008) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2006	$15.24	$5.02	$15.26	$5.25
2007	$24.89	$11.20	$24.72	$11.43
2008	$18.79	$5.63	$19.32	$6.85
2009	$18.12	$9.95	$17.66	$10.51
2010	$29.73	$11.62	$29.49	$11.78

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 1, 2011), the NASDAQ Global Market (for periods from January 4, 2008 through December 31, 2010) and the NASDAQ Capital Market (for periods prior to January 4, 2008) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
2008
First quarter	$18.79	$9.65	$19.32	$8.34
Second quarter	$17.87	$10.00	$18.54	$9.86
Third quarter	$18.70	$10.74	$18.76	$11.25
Fourth quarter	$16.18	$5.63	$15.68	$6.85

2009
First quarter	$18.12	$9.95	$17.25	$10.81
Second quarter	$17.14	$12.25	$17.66	$12.69
Third quarter	$16.63	$11.06	$16.96	$11.23
Fourth quarter	$14.23	$10.55	$14.59	$10.51

2010
First quarter	$20.25	$11.62	$20.52	$11.78
Second quarter	$20.80	$14.97	$20.32	$15.28
Third quarter	$26.61	$16.93	$26.45	$16.59
Fourth quarter	$29.73	$22.64	$29.49	$23.11

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 1, 2011), the NASDAQ Global Market (for periods until December 31, 2010) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2010	$25.91	$22.68	$25.91	$23.11
November 2010	$26.00	$22.64	$25.98	$23.17
December 2010	$29.73	$24.35	$29.49	$23.88
January 2011	$33.20	$28.17	$33.91	$28.11
February 2011	$33.48	$27.00	$33.74	$25.17
March 2011 (through March 28, 2011)	$30.40	$26.55	$30.91	$26.61

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

See Item 9A. “The Offer and Listing - Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSE OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Under the Israeli Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90% of the company's shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company's shares or all the shares of the particular class, as applicable.  If, as a result of the tender offer, either:

•	the purchaser acquires more than 95% of the company's shares or a particular class of shares and a majority of the shareholders that did not have a personal interest accepted the offer; or

•	the purchaser acquires more than 98% of the company's shares or a particular class of shares;

then, the Israeli Companies Law provides that the purchaser automatically acquires ownership of the remaining shares.  However, if the purchaser is unable to purchase more than 95% or 98%, as applicable, of the company's shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

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

On January 1, 2007, EZchip Technologies and Juniper Networks entered into an Agreement for Purchase and Sale of Goods.  Under the agreement, we agreed to supply to Juniper Networks our network processors for incorporation in Juniper Networks’ network equipment products and components upon orders issued by Juniper Networks or its affiliates.  Currently, we supply Juniper Networks with our NP-2 network processor.  The agreement was for an initial term of three years and is automatically extended for successive two-year terms, unless terminated by either party upon prior notice in accordance with its terms.  The agreement does not provide for any minimum purchase orders by Juniper Networks.  For the years ended December 31, 2008, 2009 and 2010, Juniper Networks paid us under the agreement $18.4 million, $21.6 million and $25.0 million, respectively.  This summary is qualified in its entirety by the text of the agreement, which is an exhibit to this Annual Report.

On October 30, 2000, EZchip Technologies and International Business Machines Corporation, or IBM, entered into a Customs Sales Agreement (Base Agreement), as amended.  Under the agreement, IBM agreed to perform, at the request of EZchip Technologies, various ASIC services and to manufacture certain ASIC products for EZchip Technologies.  IBM agreed to use commercially reasonable efforts to furnish the services and develop and deliver the deliverables specified in any order issued by EZchip Technologies under a project proposal determined by the parties under the agreement.  Currently, IBM manufactures our standard NP-3 network processor using the 90 nanometer process.  The agreement was for an initial term of five years, which term is extended through the expiration term of any outstanding agreement to provide services under the agreement.  Accordingly, the agreement is currently extended through December 31, 2014.  This summary is qualified in its entirety by the text of the agreement, as amended, which is an exhibit to this Annual Report.

On April 12, 2006, EZchip Technologies and Marvell entered into a Technology Development, License and Manufacturing Agreement, as amended September 2006, and EZchip Technologies, Marvell and Cisco entered into a Business Term Agreement, dated November 15, 2006. Pursuant to the agreements with Marvell and Cisco, Marvell is responsible for the manufacturing and selling of the customized version of our NP-3 processor to Cisco and pays us a fixed royalty fee per each chip sold to Cisco.  Cisco entered production with our NP-3 during the first quarter of 2009 and through Marvell accounted for approximately 20% of our 2010 revenues.  On September 24, 2009, EZchip Technologies and Marvell further amended the Technology Development, License and Manufacturing Agreement, and on December 7, 2010, EZchip Technologies, Marvell and Cisco entered into a new Business Term Agreement relating to our NP-4 processor, which applied substantially the same commercial terms that apply to our NP-3 processor also to the NP-4.  In addition, the new agreement with Marvell provides that Marvell will also act as the ASIC vendor of the general version of the NP-4 processor that will be sold by us directly to all NP-4 customers, excluding Cisco who will buy the special version NP-4 processor from Marvell. NP-4 has not yet entered into production. We expect Cisco, through Marvell, to become our largest customer and the main driver of our revenue growth in the coming years.  The agreements do not provide for any minimum purchase orders by EZchip, Marvell or Cisco, or for a specific termination date. For the years ended December 31, 2008, 2009 and 2010, Marvell paid us under the agreements $0.7 million, $3.1 million and $12.5 million, respectively.  This summary is qualified in its entirety by the text of the agreements, which are exhibits to this Annual Report.

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

General corporate tax structure in Israel

Israeli companies were generally subject to corporate tax at the rate of 25% of their taxable income in 2010.  The corporate tax rate was reduced to 24% in 2011 (according to Amendment 147 of The Israeli Tax Ordinance).  Corporate tax rates applicable for 2008 and 2009 were 27% and 26%, respectively.

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

Israeli companies are subject to 25% capital gains tax on gains earned after January 1, 2003.  Capital gains pertaining to assets acquired before that date are subject to a blended tax rate based on the relative periods of time held before and after that date. Capital gains earned by Israeli companies are subject to the gradually-decreasing corporate income tax rates.

However, as discussed below, the rate may be effectively reduced for income derived from an Approved Enterprise and Privileged Enterprise.

Law for the Encouragement of Capital Investments, 1959

The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise and Privileged Enterprise and qualify for certain tax benefits.

Until April 2005, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor.  Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.  Under the Approved Enterprise program, a company is eligible for governmental grants.  The tax benefits under such program are generally limited to 12 years from commencement of operation or 14 years from the date of the approval, whichever is earlier.  A company may elect to receive an alternative package comprised of tax benefits, referred to as the Alternative Track, rather than grants.  Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel).  The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise.  There is no year limitation to the Alternative Track.

On April 1, 2005, an amendment to the Investment Law came into effect.  The amendment revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise).  Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process.  The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.”  This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law, referred to as the Year of Election.  The amendment does not apply to investment programs approved prior to December 31, 2004, and applies to new investment programs only.  Therefore, our Approved Enterprise program is not subject to the provisions of the amendment, but our two Privileged Enterprise programs are.

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

The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the Year of Commencement, or 12 years from the first day of the Year of Election.  The tax benefits granted to a Privileged Enterprise are determined according to one of the following tax routes:

•
Similar to the Alternative Track for an Approved Enterprise program, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company.  If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may distribute.  The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Privileged Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Privileged Enterprise.  The benefits period is ten years.  Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

The amendment applies to Approved Enterprise programs in which the Year of Election under the Investment Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

If a company distributes dividends from tax-exempt Approved/Privileged Enterprise income, the company will be taxed on the otherwise exempt income at the same corporate tax rate that applies to it.

Currently we have three programs under the Investment Law, which entitle us to tax benefits.  The first program pursuant to the Investment Law as in effect prior to the amendment (Approved Enterprise), and the second and the third programs pursuant to the Investment Law as in effect after the amendment (Privileged Enterprise).  Our facilities in Israel have been granted Approved Enterprise status under the Investment Law.  All the programs are subject to the alternative track provisions pursuant to which undistributed income derived from the programs is exempt from tax for a ten year period.  The exemption period for our programs starts in the first year in which we generate taxable income from the enterprises subject to certain conditions. As mentioned above, the year’s limitation does not apply to the exemption period for the approved and privileged enterprises.

We intend to continue to make our investments in productive assets as Privileged Enterprise programs, but we cannot assure you that we will do so or that we will be successful.  We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

The benefits available to an Approved/Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and with respect to an Approved Enterprise, the criteria set forth in the applicable certificate of approval.  If we do not fulfill these conditions in whole or in part, the benefits can be cancelled and it may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest.  We believe that our Approved Enterprise and Privilege Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

As a result of the amendment to the Investment Law in April 2005, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.  As of December 31, 2010, we had not generated any income under the provisions of the Investment Law.

Amendment to the Law for the Encouragement of Capital Investments, 1959

On January 2011, new legislation amending the Investment Law was adopted.  Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law’s incentives, which are limited to income from Approved Enterprises and Privileged Enterprises during their benefits period.  Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter.  Certain “Special Industrial Companies” that meet certain criteria will benefit from further reduced tax rates of 5% in Zone A and 8% elsewhere.  The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).  Under the transition provisions of the new legislation, we may decide to irrevocably implement the new law while waiving benefits provided under the Investment Law as currently in effect or to remain subject to the Investment Law as currently in effect.  Changing from the current law to the new law is permitted at any time.  We do not expect the new law to have a material effect on the tax payable on its Israeli operations in the foreseeable future.

Law for Encouragement of Research and Development in the Industry, 1984

Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or the OCS, under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law.  Through December 31, 2010, we had applied and received approval for grants totaling $12.5 million from the OCS.  Under Israeli law and the approved plans, royalties on the revenues derived from sales of any of our products incorporating OCS funded know-how (including ancillary services) are payable to the Israeli government, generally at the rate of 4.0% during the first three years and 4.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/NIS exchange rate.  Royalties are paid on our consolidated revenues for products for which we received OCS participation.  With respect to royalties for revenues derived from the partnership with Marvell, royalties to the OCS will be calculated based on Marvell’s sale price to Cisco.  The grants also bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

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

As of December 31, 2010, we had an outstanding contingent obligation to pay royalties in the amount of approximately $10.3 million.

Law for the Encouragement of Industry (Taxes), 1969

We believe that EZchip Technologies currently qualifies as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the Industrial Encouragement Law).  The Industrial Encouragement Law defines an Industrial Company as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an industrial enterprise owned by that company whose major activity in a given tax year is industrial production.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary sets forth the material U. S. federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares (“U.S. Shareholders”): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations, or other entities taxable as corporations for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) estates, the income of which is subject to U. S. federal income taxation regardless of its source; and (iv) trusts, if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions.  This discussion is based on the provisions of the U. S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report, and all of which are subject to change either prospectively or retroactively. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets for U.S. federal income tax purposes and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers and tax-exempt organizations, (c) U.S. Shareholders owning, directly or by attribution, 10% or more of EZchip Semiconductor’s outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, or appreciated financial position, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-U.S. tax law.

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2012 will be subject to tax at a reduced maximum tax rate of 15 percent.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) EZchip Semiconductor is entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that EZchip Semiconductor is entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Backup Withholding and Information Reporting

Under certain circumstances, U.S information reporting and/or backup withholding of U.S. federal income tax (currently at the rate of 28%) on dividends received on, and the proceeds of the dispositions of, the ordinary shares may apply to U.S. Shareholders. A backup withholding tax may apply to such payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding tax will be allowed as a refund or credit against the U.S. Shareholder’s U.S. federal income tax liability, provided that certain required information is furnished to the IRS.  If we become a PFIC, U.S. Shareholders will be subject to additional information reporting requirements.

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

We carry out transactions involving foreign currency exchange derivative financial instruments.  The transactions are designed to hedge our exposure in NIS against the U.S. dollar.  We recognize derivative instruments as either assets or liabilities and measure those instruments at fair value in accordance with FASB ASC 815.  If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a derivative designated as a hedge is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings.

As of December 31, 2010, we had $4.6 million of outstanding forward contracts.  These contracts are for a period of up to 10 months.  Our accumulated other comprehensive income as of such date included $0.2 million unrealized gain on the forward contracts.

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

As of December 31, 2010, we had $32.0 million in cash and cash equivalents, $33.0 million in short term deposits and $36.3 million in marketable securities.  As of such date our marketable securities portfolio was composed of investment grade corporate bonds bearing average annual interest rates of approximately 2.2%, with average maturities of 19 months (maximum maturities of 3 years).

The performance of the capital markets affects the values of the funds we hold in marketable securities.  These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009.  In such case, the fair value of our investments may decline.  As of December 31, 2010, net unrealized gain in our marketable securities portfolio totaled $0.3 million.  We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

Disclosure Controls and Procedures

Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2010, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2010.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2010, our internal control over financial reporting is effective.

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

Independent Registered Public Accountant Firm Fees

The following table sets forth the fees billed by our independent registered public accountant firm for professional services rendered during each of the years indicated.  All of such fees were pre-approved by our Audit Committee.

	Year ended December 31,
Services Rendered	2009	2010
Audit fees (1)	$160,000	$250,000
Audit-related fees (2)	150,000	--
Tax fees (3)	10,000	20,000
Total	$320,000	$270,000
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

(2)	Audit-related fees in 2009 relate to services provided in connection with our 2009 public offering.

(3)	Tax fees for each of the years shown in the table relate to tax consulting with respect to our Privileged Enterprises, tax compliance, tax planning and tax advice for actual transactions.

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost, Forer, Gabbay & Kasierer.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no ordinary shares of EZchip Semiconductor purchased by us or on our behalf or by any affiliated purchaser during 2010.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-46 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum of Association of the Registrant (1)
1.2	Amended and Restated Articles of Association of the Registrant (2)
1.3	Certificate of Name Change of the Registrant (translated from Hebrew)(3)
4.1	EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan (4)
4.2	EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan (5)
4.3	EZchip Semiconductor Ltd. 2009 Israel Equity Plan (6)
4.4	Agreement for Purchase and Sale of Goods dated January 1, 2007, by and between Juniper Networks, Inc. and EZchip Technologies Ltd.(7)*
4.5	Master ASIC Services Agreement dated April 29, 2004, by and between eSilicon Corporation and EZchip Technologies Ltd.(8)*
4.6	Technology, Development, License and Manufacturing Agreement dated April 12, 2006 among Marvell International Ltd., Marvell Semiconductor Israel Ltd., and EZchip Technologies Ltd.*
4.7
Amendment No.1 to Technology Development, License and Manufacturing Agreement,, dated September, 2006 by and between Marvell International Ltd. Marvell Semiconductor Israel Ltd., and EZchip Technologies Ltd.*

4.8
Amendment No.2 to Technology Development, License and Manufacturing Agreement, dated September 24, 2009 by and between Marvell International Ltd., Marvell Israel (M.I.S.L.) Ltd., and EZchip Technologies Ltd.*

4.9	Business Term Agreement dated November 15, 2006 among Cisco Systems, Inc, Marvell International Ltd., Marvell Semiconductor Israel Ltd., EZchip Technologies Ltd.*
4.10	Business Term Agreement dated December 7, 2010 among Cisco Systems, Inc, Marvell International Ltd., Marvell Israel Ltd., EZchip Technologies Ltd., and EZchip Inc.*
4.11	Custom Sales Agreement (Agreement No. 00590) dated October 30, 2000 between EZchip Technologies Ltd. and International Business Machines Corporation*
4.12	First Amended and Restated ASIC Attachment No. 2 to Custom Sales Agreement, dated January 29, 2008, by and between International Business Machines Corporation and EZchip Technologies Ltd.*
4.13	Amendment No. 4 to Custom Sales Agreement dated January 29, 2008 between EZchip Technologies Ltd. and International Business Machines Corporation
8.1	List of Significant Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Principal Executive Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

__________________

*	Confidential treatment has been requested for certain deleted portions.

(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.

(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(3)	Filed as Exhibit 1.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.

(4)	Filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(5)	Filed as Exhibit to the Registrant’s Form 6-K, dated December 3, 2007, and incorporated herein by reference.

(6)	Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, filed January 14, 2010, and incorporated herein by reference.

(7)	Filed as Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2007 and incorporated herein by reference.

(8)	Filed as Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2007 and incorporated herein by reference.

EZCHIP SEMICONDUCTOR LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of EZchip Semiconductor Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2011 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD.

We have audited EZchip Semiconductor Ltd ("the Company") and its subsidiaries internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 31, 2011 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Haifa, Israel	KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$31,985	$34,748
Short-term interest bearing deposits		33,000	3,000
Available-for-sale marketable securities	4	36,325	29,490
Trade receivables (net of allowance for doubtful accounts of $40 as of December 31, 2010 and 2009(		8,988	6,340
Other accounts receivable and prepaid expenses	7	1,178	6,065
Deferred tax assets, net	15	3,443	6,038
Inventories	8	4,522	1,533

Total current assets		119,441	87,214

NON CURRENT ASSETS:
Severance pay fund		5,209	4,099
Long term investment and others		335	--
Long term deferred tax assets	15	--	5,571

Total non current assets		5,544	9,670

PROPERTY AND EQUIPMENT, NET	9	419	394

INTANGIBLE ASSETS, NET	10	1,181	3,869

GOODWILL		96,276	96,276

Total assets		$222,861	$197,423

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2010	2009

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$1,289	$1,963
Other accounts payable and accrued expenses	11	6,569	10,218

Total current liabilities		7,858	12,181

LONG-TERM LIABILITIES:
Accrued severance pay		5,974	4,779

Total long-term liabilities		5,974	4,779

SHAREHOLDERS’ EQUITY:
Share capital
Ordinary shares of NIS 0.02 par value
Authorized: 50,000,000 shares at December 31, 2010 and December 31, 2009, respectively; Issued and outstanding: 26,033,876 and 24,314,990 shares at December 31, 2010 and December 31, 2009, respectively.		149	140
Additional paid-in capital		271,959	257,078
Accumulated other comprehensive income		540	507
Accumulated deficit		(63,619)	(77,262)

Total shareholders’ equity		209,029	180,463

Total liabilities and shareholders’ equity		$222,861	$197,423

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2010	2009	2008

Revenues	$61,998	$40,046	$33,566
Costs of revenues	15,668	11,224	11,983
Amortization of existing technology	1,915	1,985	2,083

Gross profit	44,415	26,837	19,500

Operating expenses:
Research and development (net of grants and participations in the amount of $3,198, $3,049 and $3,011 for the years ended December 31, 2010, 2009 and 2008, respectively)	13,665	13,243	12,953
In-process research and development charge	--	--	5,125
Selling and marketing	6,266	5,495	4,430
General and administrative	3,735	3,202	3,037

Total operating expenses	23,666	21,940	25,545

Operating income (loss)	20,749	4,897	(6,045)
Financial income, net (see Note 18)	1,130	902	1,408

Income (loss) before taxes	21,879	5,799	(4,637)

Taxes benefit (taxes on income) - (see Note 15)	(8,236)	11,675	--

Net income (loss)	13,643	17,474	(4,637)

Less: Net loss (income) attributable to noncontrolling interest	--	(92)	37

Net income (loss) attributable to EZchip Semiconductor shareholders	$13,643	$17,382	$(4,600)

Basic net income (loss) per share attributable to EZchip Semiconductor shareholders	$0.54	$0.74	$(0.20)

Diluted net income (loss) per share attributable to EZchip Semiconductor shareholders	$0.52	$0.66	$(0.20)

Weighted average number of Ordinary Shares used in computing basic net income (loss) per share	25,281,651	23,376,217	23,048,868

Weighted average number of Ordinary Shares used in computing diluted net income (loss) per share	26,110,132	23,516,260	23,048,868

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		EZchip Semiconductor Ltd. Shareholders
	Number of ordinary shares	Share capital		Additional paid-in capital		Accumulated other comprehensive income (loss)	Accumulated deficit	Non controlling interest	Total comprehensive income (loss)	Total shareholders’ equity
Balance as of January 1, 2008	18,312,245	$106		$162,233		$(11)	$(90,044)	$2,141	$--	$74,425

Issuance of shares, net of issuance cost of $32	5,011,841	28		82,619		--	--	--	--	82,647
Exercise of stock options	1,250	*	) --	3		--	--	--	--	3
Vesting of Restricted Share Units	12,000	*	) --	*	) --	--	--	--	--	* ) --
Cashless exercise of warrants	6,668	*	) --	*	) --	--	--	--	--	* ) --
Stock-based compensation	--	--		2,501		--	--	--	--	2,501
Stock-based compensation in EZchip Technologies	--	--		--		--	--	632	--	632
Comprehensive loss:
Unrealized loss on available-for-sale marketable securities	--	--		--		(671)	--	--	(671)	(671)
Unrealized loss on foreign currency cash flow hedges transactions	--	--		--		(23)	--	--	(23)	(23)
Net loss	--	--		--		--	(4,600)	--	(4,600)	(4,600)
Total comprehensive loss									(5,294)

Balance as of December 31, 2008	23,344,004	$134		$247,356		$(705)	$(94,644)	$2,773	$--	$154,914

Exercise of stock options	6,313	*	) --	87		--	--	--	--	87
Vesting of Restricted Share Units	8,281	*	) --	*	) --	--	--	--	--	* ) --
Exercise of options in EZchip Technologies	--	--		95		--	--	1,549	--	1,644
Stock-based compensation	--	--		4,400		--	--		--	4,400
Stock-based compensation in EZchip Technologies								945		945
Purchase of noncontrolling interest in consideration of issuance of Company’s equity instruments, net of issuance cost of $213 (see Note 13)	956,392	6		5,140		--	--	(5,359)	--	(213)
Comprehensive income:
Unrealized gain on available-for-sale marketable securities	--	--		--		991	--	--	991	991
Unrealized gain on foreign currency cash flow hedges transactions, net	--	--		--		221	--	--	221	221
Net income	--	--		--		--	17,382	92	17,474	17,474
Total comprehensive income									$18,686
Balance as of December 31, 2009	24,314,990	$140		$257,078		$507	$(77,262)	$--		$180,463

(*) Less than $ 1

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		EZchip Semiconductor Ltd. Shareholders
	Number of			Additional		Accumulated other		Non	Total	Total
	ordinary	Share		paid-in		comprehensive	Accumulated	controlling	comprehensive	shareholders’
	shares	capital		capital		income	deficit	interest	income	equity

Issuance of shares (see Note 13)	106,893	1		1,071		--	--	--	--	1,072
Exercise of stock options	1,604,915	8		7,980						7,988
Vesting of Restricted Share Units	7,078	*	) --	*	) --	--	--	--	--	*	) --
Stock-based compensation	--	--		5,830		--	--	--	--	5,830
Comprehensive income:				--
Unrealized gain on available-for-sale marketable securities	--	--		--		8	--	--	8	8
Unrealized gain on foreign currency cash flow hedges transactions, net	--	--		--		25	--	--	25	25
Net income	--	--		--		--	13,643	--	13,643	13,643
Total comprehensive income									13,676
Balance as of December 31, 2010	26,033,876	$149		$271,959		$540	$(63,619)	--		$209,029

(*) Less than $ 1

Accumulated other comprehensive income	December 31,
	2010	2009
Accumulated unrealized gain on available-for-sale marketable securities	$317	$309
Accumulated unrealized gain on foreign currency cash flows hedges, net	223	198
Accumulated other comprehensive income	$540	$507

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from operating activities:

Net income (loss)	$13,643	$17,474	$(4,637)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,887	3,074	2,887
In-process research and development charge	--	--	5,125
Accumulated interest accretion and amortization of discount and premium on available-for-sale marketable securities	451	352	(45)
Realized loss (gain) related to sale of available-for-sale marketable securities	(12)	6	27
Increase (decrease) in accrued severance pay, net	85	(253)	301
Stock-based compensation related to options and RSUs granted to employees of the Company and EZchip Technologies	5,830	5,345	3,133
Increase in trade receivables, net	(2,648)	(1,300)	(2,163)
Decrease (increase) in other accounts receivable and prepaid expenses	405	(667)	557
Increase in other long term receivable	(135)	--	--
Decrease (increase) in inventory	(2,989)	2,351	(250)
Decrease (increase) in deferred tax asset	8,162	(11,675)	--
Increase (decrease) in trade payables	(513)	866	634
Increase in other accounts payable and accrued expenses	862	1,510	673

Net cash provided by operating activities	26,028	17,083	6,242

Cash flows from investing activities:
Investment in available-for-sale marketable securities	(23,671)	(14,354)	(22,697)
Investment in short-term deposits	(37,000)	(3,000)	--
Proceeds from redemption of short-term deposits	7,000	--	--
Proceeds from sale and redemption of available-for-sale marketable securities	16,405	12,723	5,973
Purchase of property and equipment	(385)	(110)	(110)
Cash paid for investment in affiliated Company	(200)	--	--

Net cash used in investing activities	$(37,851)	$(4,741)	$(16,834)

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from financing activities:
Issuance of shares, net of issuance costs	$1,072	$(213)	$(32)
Proceeds from exercise of options in the Company	7,988	87	3
Proceeds from exercise of options in EZchip Technologies	--	193	37
Proceeds from exercise of options in EZchip Technologies in connection with Share Purchase transaction	--	1,451	--

Net cash provided by financing activities	9,060	1,518	8

Increase (decrease) in cash and cash equivalents	(2,763)	13,860	(10,584)
Cash and cash equivalents at the beginning of the year	34,748	20,888	31,472

Cash and cash equivalents at the end of the year	$31,985	$34,748	$20,888

a. Non-cash activities:

1. Purchase of property and equipment in credit	$48	$209	$--

2. EZchip Technologies shares acquisition (see Note 3):
EZchip Technologies’ tangible assets acquired by the Company	--	--	24,295
Intangible assets acquired:
Existing technology	--	--	3,986
Backlog	--	--	97
Customer relationships	--	--	2,433
Goodwill	--	--	46,743
In-process research and development	--	--	5,125

Value of EZchip Technologies’ shares acquired	$--	$--	$82,679

3. Purchase of noncontrolling interest in consideration of issuance of the Company’s equity instruments, net of issuance cost of $213 (see also Note 3)	$--	$5,359	$--

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL

a.	EZchip Semiconductor Ltd. (the "Company") was incorporated as a limited liability company under the laws of the State of Israel in 1989.

On July 22, 2008, the Company changed its name from LanOptics Ltd. to EZchip Semiconductor Ltd.  The Company is a fabless semiconductor company that develops and markets Ethernet network processors for networking equipment.

EZchip Technologies Ltd. (“EZchip Technologies”) was established in December 1999 as a wholly-owned subsidiary of the Company. Over the years, EZchip Technologies raised funds from third party investors and the Company, thereby diluting the Company's ownership of EZchip Technologies. However, following a series of share acquisition transactions, as detailed in Note 3, as of December 31, 2010, the Company holds 100% of EZchip Technologies’ outstanding shares and voting rights. During 2001, EZchip Technologies established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip Technologies’ products.

b.
The Company's Ordinary Shares were listed on the NASDAQ Global Market under the symbol “LNOP” from its initial public offering in November 1992 until April 14, 2003, at which date the listing of its Ordinary Shares was transferred to the NASDAQ Capital Market.  From January 4, 2008 through December 31, 2010, the Company's Ordinary Shares were listed on the NASDAQ Global Market, and since January 1, 2011, the Company's Ordinary Shares have been listed on the NASDAQ Global Select Market. On January 17, 2008, the Company's NASDAQ ticker symbol changed to “EZCH.”  Since April 1, 2002, the Company's Ordinary Shares have also been listed for trading on the Tel Aviv Stock Exchange.

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, tax assets and tax liabilities, stock-based compensation costs, financial instruments with no observable market quotes. Actual results may differ from those estimates.

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

Monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 830 “Foreign currency matters.” All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

c.	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents:

The Company considers all highly liquid investments that are convertible to cash with original maturities of three months or less as cash equivalents.

e.	Short-term interest bearing deposits

The Company considers all highly liquid investments that are convertible to cash with original maturities of more than three months and less than one year as short-term deposits. As of December 31, 2010 and 2009, the Company held short-term interest bearing deposits in the amount of $33,000 and $3,000, respectively, with a weighted average interest of 1.6%.

f.	Marketable securities:

The Company accounts for its investments in marketable securities in accordance with FASB ASC 320 “Investments - Debt and Equity Securities.” The Company determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. The Company classifies all of its marketable securities as available-for-sale. Available-for-sale marketable securities are carried at fair value, with the unrealized gain and loss reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss). Realized gain and loss on sales of available-for-sale marketable securities are included in the Company's statements of operations and are derived using the specific identification basis for determining the cost of the available-for-sale marketable securities. The amortized cost of the available-for-sale marketable securities is adjusted for amortization of premiums and accretion of discount to maturity. Such amortization and accretion, together with interest on available-for-sale marketable securities, are included in the financial income, net.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Marketable securities (cont.):

The Company recognizes an impairment charge when a decline in the fair value of its available-for-sale marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time the investment has been in a loss position, the extent to which the fair value has been less than the Company's cost basis, the investment’s financial condition and the near-term prospects of the issuer. The Company adopted FASB ASC 320-10-65 effective January 1, 2009, which requires an other-than-temporary impairment for debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors (provided that the Company does not intend to sell the security and it is not more likely than not that it will be required to sell it before recovery). The Company classifies its marketable securities as available-for-sale and marks them to market with changes to other comprehensive income until realization or occurrence of other than temporary impairment loss.

g.	Inventories:

Inventories are stated at the lower of cost or market value. The Company writes down the carrying value of its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demands and market conditions. During the years ended December 31, 2010, 2009 and 2008, the Company's write downs were immaterial.

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

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with FASB ASC 360-10-35 “Property, Plant and Equipment - Subsequent Measurement,” whenever events or changes in circumstances indicate that the carrying amount of an asset (or an asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the years 2010, 2009 and 2008, no impairment losses were identified.

j.	Investment in affiliated company:

On July 4, 2010, the Company entered into a purchase agreement with a private company and invested approximately $200, in consideration for approximately 4% of the private company's share capital. The investment is stated at cost.

The Company's investment in the affiliated company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 323-10-35. As of December 31, 2010, no impairment losses have been identified.

The above mentioned investment is reflected as in the "Long term investment and others" line item in the balance sheet as of December 31, 2010.

k.	Goodwill impairment:

Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired.

The Company adopted FASB ASC 350 “Intangibles – Goodwill and other.” Under FASB ASC 350, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise) at the reporting unit level. The Company operates in one operating segment and such segment comprises its only reporting unit. The Company determined December 31 as the date of its annual impairment test.

FASB ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase the fair value of the reporting unit is compared with its carrying value. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. During the years 2010, 2009 and 2008, no impairment losses were found.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

k.	Goodwill impairment (cont.):

As required by FASB ASC 820, "Fair Value Measurements and disclosures," the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit

l.	Identifiable intangible assets:

Intangible assets consist of purchased technologies, customer relationships and backlog and are amortized over their useful lives, which is up to five years, using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with FASB ASC 350. The weighted average remaining amortization period as of December 31, 2010 is approximately 1.2 years. (See also Note 10.)

m.	Research and development costs:

Research and development costs net of participation and grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the "OCS") are charged to expenses as incurred.

n.	Severance pay:

Until December 31, 2009, the Company's liability for severance pay for its Israeli employees was calculated pursuant to Israel's Severance Pay Law, 5723-1963 (the "Severance Law") based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees. The Company's liability for severance pay was partly provided by monthly deposits of severance pay funds and insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds may be withdrawn only upon the employee being entitled to severance pay pursuant to the Severance Law or labor agreements.  The value of the deposited funds is based on the cash surrendered value of these policies.

According to Section 14 to the Severance Law, the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with such company pursuant to such Section 14.  Commencing July 2010, the Company entered into agreements with new employees who joined the Company in order to implement such Section 14.  Therefore, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies with respect to the Israeli employees that joined the Company since July 2010 releases the Company from any additional severance obligation to those employees and therefore, since that date the Company does not incur additional liability with respect to such employees.

The Company's balance sheet as of December 31, 2010 does not include a liability or funds in connection with severance for Israeli employees who agreed to the terms of Section 14.

Severance expenses for the years ended December 31, 2010, 2009 and 2008 were $608, $227 and $800, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with FASB ASC 740, "Income Taxes." ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a partial valuation allowance to reduce deferred tax assets to their estimated realizable value.

On January 1, 2007, the Company adopted an amendment to FASB ASC 740. The amendment contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in its provision for income tax.

p.	Net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with FASB ASC 260 “Earnings Per Share.”

q.	Accounting for stock-based compensation:

The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on its estimated fair value in accordance with FASB ASC 718 “Compensation-Stock Compensation.”

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

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

q.	Accounting for stock-based compensation (cont.):

The Company measures the fair value of its options using the Black-Scholes-Merton option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical term that is equivalent to the options expected term. The expected term of options granted in prior years was calculated using the simplified method (being the average between the vesting periods and the contractual life of the options in accordance with SAB 107, as replaced and amended, effective January 1, 2008, by SAB 110). The risk-free interest rate is based on the U.S. Treasury yield curve of bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no intention to pay dividends in the foreseeable future.

r.	Revenue recognition:

The Company generates its revenues mainly from sales of network processors chips and to a lesser extent from the sales of network-processor based systems, software tools and maintenance and support services.

Revenues from network processors chips and network-processor based systems are recognized upon delivery in accordance with SAB 104 "Revenue Recognition," when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. The Company does not have any significant obligations after delivery. The Company does not grant a right of return to its customers. In addition if a transaction sale does not meet all the criteria, the revenue is deferred until all criteria are met.

Revenues from sales of software tools and maintenance and support services that are sold separately from other products are recognized in accordance with FASB ASC 985-605 “Software.” The Company uses the “residual method” when vendor specific objective evidence (“VSOE”) of fair value only exists for the maintenance.

In certain instances, the Company sells network-processor based systems together with software tools and maintenance and support services. In those cases the Company complies with the requirements set forth in FASB ASC 605-25 “Revenue Recognition” relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

Deferred revenues include unearned amounts received from maintenance and support services and amounts received from customers but not yet recognized as revenues.

During 2006 and 2010, the Company signed agreements with Marvell Technology Group Ltd. ("Marvell"). According to the agreements, Marvell will manufacture and sell a customized version of the Company's NP-3 and NP-4 network processors to Cisco Systems, Inc. ("Cisco") and will pay the Company royalties for each chip it sells to Cisco.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

r.	Revenue recognition (cont.):

Royalty revenue is recorded in accordance with FASB ASC 605-45-45, “Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent,” on a net basis. In accordance with the Company's agreements with Marvell, Marvell sends the Company royalty reports, once a month, which reflect prior month’s sales. Accordingly, the Company recognizes royalty revenues in the month that follows the month in which the sales are made by Marvell. (See also Note 16c.)

s.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $26, $113 and $92, respectively.

t.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short term deposits, investments in available-for-sale marketable securities, foreign exchange contracts and trade receivables.

The Company’s cash and cash equivalents and short-term deposits are invested with major banks mainly in Israel and the United States. The Company invests only in highly rated financial instruments and maintains its cash equivalents, with fixed and floating interest rate income. Deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments have a high credit rating.

The Company’s available-for-sale marketable securities include investments in highly rated marketable securities of U.S. and European corporations. Those investments are traded in the U.S. secondary market.

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

The Company has entered into foreign exchange forward contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to employees salaries. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency exposure. (See also Note 6.)

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

The Company accounts for certain assets and liabilities at fair value under FASB ASC 820, “Fair Value Measurements and Disclosures.” Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, FASB ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

The Company measures its debt securities and foreign currency derivative instruments at fair value. Government bonds, corporate bonds and foreign currency forward contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments (See also Note 6.)

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

The Company accounts for comprehensive income (loss) in accordance with FASB ASC 220 “Comprehensive Income.” This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) includes all changes in equity during a period related to the Company. The Company determined that its items of other comprehensive income (loss) relates to unrealized gain )loss( on available-for-sale marketable securities, and unrealized gain (loss) on foreign currency cash flow hedge.

x.	Derivatives and hedging:

The Company enters into forward exchange contracts in order to limit its exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in New Israeli Shekels (“NIS”). (See also Note 5.)

The Company accounts for derivatives and hedging in accordance with FASB ASC 815, “Derivatives and Hedging”. FASB ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of derivatives will be recognized in other comprehensive income (loss) until the hedged item is recognized in statements of operations. The ineffective portion of a derivative's change in fair value is recognized in statements of operations in finance expense.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

y.	Impact of recently issued accounting updates:

In December 2010, the FASB’s Emerging Issues Task Force (“EITF”) issued Accounting Standards Update (“ASU”) 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts codified in ASC 350, “Intangibles - Goodwill and Other”. Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate). The amendments in ASU 2010-28 are effective for fiscal years and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted for public entities. The Company’s adoption of ASU 2010-28 is not expected to have an impact on the Company’s consolidated financial statements.

In December 2010, the EITF issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, “Business Combinations.” This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity’s business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination.

The amendments in ASU 2010-29 are effective for fiscal years and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted for public entities. The Company’s adoption of ASU 2010-29 is not expected to have an impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update, or ASU, No. 2010-17, Topic 605 — Revenue Recognition – Milestone Method (“ASU 2010-17”), which provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted; however, if a company elects to early adopt, the amendment must be applied retrospectively from the beginning of the year of adoption. The Company’s adoption of ASU 2010-17 is not expected to have an impact on the Company’s consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

y.	Impact of recently issued accounting updates (cont.):

In April 2010, the FASB issued ASU No. 2010-13, Topic 718 — Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades (“ASU 2010-13”), which provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance or service condition is required to be classified as a liability. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010. The Company’s adoption of ASU 2010-13 is not expected to have an impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Topic 820 — Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which provides additional fair value measurement disclosures and clarifies certain existing disclosure requirements. Except for the requirement to disclose purchases, sales, issuances and settlements of Level 3 measurements on a gross basis, the disclosure and clarification requirements are effective for interim and annual reporting periods beginning after December 15, 2009. The requirement to separately disclose purchases, sales, issuances and settlements of recurring Level 3 measurements on a gross basis is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. ASU 2010-06 relates to disclosure requirements only and as such does not impact the Company’s consolidated financial statements.

In September 2009, the FASB reached a consensus on ASU 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”) and ASU 2009-14, Software (Topic 985) — Certain Revenue Arrangements That Include Software Elements (“ASU 2009-14”). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 establishes a selling price hierarchy that allows for the use of an estimated selling price to determine the allocation of arrangement consideration to a deliverable in a multiple element arrangement where neither VSOE nor third-party evidence, or TPE, is available for that deliverable. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities are required to estimate the selling prices of those elements. Overall arrangement consideration is allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. The residual method of allocating arrangement consideration has been eliminated.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

y.	Impact of recently issued accounting updates (cont.):

The amendments in ASU 2009-13 and ASU 2009-14 are effective for fiscal years, and interim periods within those years, beginning of their first fiscal year beginning on or after June 15, 2010. Entities may elect to adopt this amendment through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. However, an entity must select the same transition method and same period for the adoption of both ASU 2009-13 and ASU 2009-14.

The Company adopted ASU 2009-13 and ASU 2009-14 as of January 1, 2011. The Company’s adoption of ASU 2009-13 and ASU 2009-14 is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3:-   INVESTMENT IN EZCHIP TECHNOLOGIES

As of December 31, 2010, the Company owns 100% of the issued and outstanding ordinary shares and preferred shares of EZchip Technologies Ltd.

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

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-   INVESTMENT IN EZCHIP TECHNOLOGIES (CONT.)

Following are the transactions with the noncontrolling interest holders in EZchip Technologies since January 1, 2008:

a.
On January 22, 2008, the Company acquired 4,588,655 Preferred B Shares and 12,555,993 Redeemable Preferred C Shares of EZchip Technologies, in consideration of the issuance of 5,011,841 Ordinary Shares of the Company. The acquired shares represented all the remaining preferred shares held by the noncontrolling shareholders of EZchip Technologies.  The total fair value of the Company’s Ordinary Shares issued in the acquisition was $82,679 based on the average share prices of the Company's Ordinary Shares two days before and two days after the announcement of the transaction.

As the accounting guidance in FASB ASC 810, “Consolidation” applies prospectively, acquisitions occurring prior to January 1, 2009 were accounted for according to the purchase method of accounting in accordance with prior GAAP, mainly FAS No. 141, “Business Combinations” and EITF 99-12 “Determination of the date for the market price of acquired securities issued in business combinations.” Accordingly, the respective purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair values on the respective dates of acquisition as follows:

Purchase price allocation	January 22, 2008
EZchip Technologies’ tangible assets acquired:	$24,295
Intangible assets acquired:
In-process research and development (1)	5,125
Existing technology (2)	3,986
Backlog (3)	97
Customer relationships (4)	2,433
Goodwill (5)	46,743
Total consideration	$82,679

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

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-   INVESTMENT IN EZCHIP TECHNOLOGIES (CONT.)

b.
In November and December 2009, the Company offered current and former employees of EZchip Technologies (the “Employee Exchange Offer”) to exchange their ordinary shares and options to purchase ordinary shares of EZchip Technologies for Ordinary Shares and options to purchase Ordinary Shares of the Company and for cash (all the cash used in the Employees Exchange Offer represents proceeds the Company received from the December 2009 public offering). At such time those current and former employees of EZchip Technologies were the only noncontrolling interest holders in EZchip Technologies.

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

Following the completion of the Employee Exchange Offer on December 22, 2009, all outstanding ordinary shares of EZchip Technologies and substantially all outstanding options to purchase ordinary shares of EZchip Technologies were held by the Company (except for options to purchase 156,250 ordinary shares of EZchip Technologies held by certain directors and an executive officer of EZchip Technologies that were exchanged during 2010 for options to purchase 41,120 Company Ordinary Shares).  As of December 31, 2010, all outstanding ordinary shares of EZchip Technologies and all outstanding options to purchase ordinary shares of EZchip Technologies were held by the Company.

The Employee Exchange Offer and the acceleration of certain unvested EZchip Technologies options in connection with the Employee Exchange Offer was accounted for as a modification of terms, based on FASB ASC 718 with a resulting increase in the percentage held in EZchip Technologies according to the provisions of FASB ASC 810.

Remaining compensation on account of original EZchip Technologies options surrendered was recognized immediately as EZchip Technologies accelerated its vesting period.

The acquisition was accounted for in accordance with FASB ASC 810 guidance as a purchase of subsidiary’s shares from noncontrolling interest holders. In accordance with FASB ASC 810, the increase in the Company’s ownership interest in EZchip Technologies was accounted as an equity transaction. Therefore, no gain or loss was recognized in consolidated net income. The difference between the fair value of the consideration transferred and the carrying amount of the noncontrolling interest holders as recorded in Company's books immediately before the transaction was recognized in equity attributable to the Company (in Additional Paid In Capital).

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-   MARKETABLE SECURITIES

As of December 31, 2010 and 2009, all of the Company’s marketable securities were classified as available-for-sale.

	December 31, 2010				December 31, 2009
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale - matures within one year:
Governmental debentures – fixed interest rate	$1,053	$--	$--	$1,053	$--	$--	$--	$--
Corporate debentures – fixed interest rate	6,152	24	--	6,176	11,721	158	--	11,879
Corporate debentures – floating interest rate	2,000	5	(5)	2,000	--	--	--	--
	$9,205	$29	$(5)	$9,229	$11,721	$158	$--	$11,879

Available-for-sale - matures after one year through three years:
Governmental debentures – fixed interest rate	2,654	27	--	2,681	--	--	--	--
Corporate debentures – fixed interest rate	20,193	224	--	20,417	14,491	161	(29)	14,623
Corporate debentures – floating interest rate	3,956	42	--	3,998	2,969	30	(11)	2,988
	$26,803	$293	$--	$27,096	$17,460	$191	$(40)	$17,611

	$36,008	$322	$(5)	$36,325	$29,181	$349	$(40)	$29,490

For the years ended December 31, 2010 and 2009, the net change in unrealized gain amounted to $8 and $991, respectively.

The Company adopted FASB ASC 320-10-65 effective January 1, 2009, which requires an other-than-temporary impairment for debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors (provided that the Company does not intend to sell the security and it is not more likely than not that it will be required to sell it before recovery). The Company classifies its marketable securities as available-for-sale and marks them to market with changes to other comprehensive income until realization or occurrence of other than temporary impairment loss. The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s amortized cost basis. Based on the above factors, the Company concluded that unrealized losses on all available-for-sale securities were not other-than-temporary and no credit loss was present for any of its investments. As such, the Company did not recognize any impairment charges on outstanding securities at the adoption date of the ASC or during the year ended December 31, 2010.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-   DERIVATIVES INSTRUMENTS

The Company enters into derivative instruments with financial institutions in order to reduce the risk that its cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations. The Company hedges the cash flows of employee portion payroll expenses denominated in NIS against the changes of the U.S. Dollar. These derivative instruments are designated as cash flows hedges and are carried out through forward contracts on the U.S. Dollar/NIS rate.

Derivative instruments are recognized on the consolidated balance sheet as either assets or liabilities at fair value. The Company initially records changes in the fair value related to the effective portion (i.e., gains or losses) of the derivative instruments to Accumulated Other Comprehensive Income (“AOCI”) and subsequently reclassifies those gains or losses to the applicable expense in the statement of operations when the hedged transactions are recorded.

As of December 31, 2010, the Company had outstanding forward contracts with a notional amount of $4,600.

At December 31, 2010, the fair value of the Company’s cash flow hedges before tax effect was $293. Such an amount is expected to be reclassified from AOCI to the statement of operation within the next 10 months.

The Company measured the fair value of the forward contracts in accordance with FASB ASC 820 "Fair Value Measurements and Disclosures," at level 2.

During 2010, the Company reclassified net gain of $404 out of the other comprehensive income and recognized in the Company’s statements of operations as part of the payroll expenses.

The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2010 and December 31, 2009, as an asset is as follows:

	December 31,	December 31,
	2010	2009
Derivatives designated as cash flow hedging instruments
Other accounts receivable and prepaid expenses	$293	$264

Total	$293	$264

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-   DERIVATIVES INSTRUMENTS (CONT.)

The activity related to the changes in net unrealized (losses) gains on cash flow hedges is as follows:

	Year ended December 31,
	2010	2009
Net unrealized gains (losses) on cash flow hedges as of beginning balance (*)	$264	$(23)
Increase (decrease) in gains recognized in accumulated other comprehensive income	(375)	410
Realized gains (losses) reclassified into earnings	404	(123)
Net unrealized gains on cash flow hedges as of ending balance (*)	$293	$264

(*) Excludes tax effect in the amount of $70 and $66 for the year ended December 31, 2010 and 2009, respectively.

NOTE 6:-   FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with FASB ASC 820, “Fair Value Measurements and Disclosures,” the Company measures its available-for-sale marketable securities and foreign currency forward contracts at fair value. Available-for-sale marketable securities and forward contracts are classified within Level 2 because they are valued using other inputs that are directly or indirectly observable in the marketplace for similar investments.

The Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010:

	December 31, 2010			December 31, 2009
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Money Market Funds (included in Cash and cash equivalents)	1,519	--	--	--	--	--
Corporate bonds		36,325	--		29,490	--
Foreign currency cash flow hedges	--	293	--	--	264	--
Total	$1,519	$36,618	$--	$--	$29,754	$--

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-   OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2009
Government authorities	$211	$542
Prepaid expenses	375	236
Foreign currency forward contracts	293	264
Grants receivable from the OCS	--	178
Withholding tax deposit (*)	--	4,511
Others	299	334
Total	$1,178	$6,065

(*)Reflects withholding tax held in deposit by the Company due to the completion of the Employee Exchange Offer on December 22, 2009, which was paid to the tax authorities subsequent to balance sheet date. (See also Note 11.)

NOTE 8:-   INVENTORIES

	December 31,
	2010	2009
Raw materials	$147	$176
Work in progress	317	179
Finished products	4,058	1,178
Total	$4,522	$1,533

NOTE 9:-   PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2009
Cost:
Office furniture and equipment	$72	$22
Computers, software and electronic equipment	4,510	4,339
Leasehold improvements	67	64
Total cost	$4,649	$4,425

Accumulated depreciation:
Office furniture and equipment	7	6
Computers, software and electronic equipment	4,160	3,966
Leasehold improvements	63	59
Total accumulated depreciation	4,230	4,031

Depreciated cost	$419	$394

Depreciation expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $199, $199 and $231, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:- INTANGIBLE ASSETS, NET

	December 31,
	2010	2009
Cost:
Existing technology	$8,663	$8,663
Customer relationships	2,714	2,714
Total cost	$11,377	$11,377
Accumulated amortization:
Existing technology	8,066	6,150
Customer relationships	2,130	1,358
Total accumulated amortization	10,196	7,508

Amortized cost	$1,181	$3,869

Amortization expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $2,688, $2,825 and $2,558, respectively.

Following is the expected amortization expenses in respect of the Company’s intangible assets:

Year ended December 31,
2011	$977
2012	204
Total	$1,181

NOTE 11:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2010	2009

Employees and payroll accruals	$3,638	$3,703
Withholding tax (*)	--	4,511
Accrued expenses	2,780	1,940
Prepayment of OCS grants	58	--
Deferred revenues	93	64
	$6,569	$10,218

(*) See also Note 7.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and EZchip Technologies lease facilities in Yokneam and Kiryat Gat under operating lease agreements, which will expire in January 2014 and October 2015, respectively, with monthly payments in the amount of $39 and $5, respectively. The Company has an option to extend the Kiryat Gat lease agreement for an additional five years.

The Company has the right to terminate the Yokneam operating lease agreement upon an advance notice of 90 days.  The operating lease agreement for the Kiryat Gat facility does not permit the Company to terminate the lease prior to October 2012, and thereafter the lease can be terminated with advance notice of at least 180 days and payment of a penalty.

EZchip Inc. leases two offices in the United States under lease agreements that it renews every year for a monthly payment of $7.

The Company leases motor vehicles under standard commercial operating leases.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2010 are as follows:

Year ended December 31,
2011	$369
2012	135
Total	$504

Total lease expenses for the Company and for its subsidiaries for the years ended December 31, 2010, 2009 and 2008, amounted to $1,849, $1,605 and $1,719, respectively.

b.	Royalties commitments:

EZchip Technologies participates in programs sponsored by the OCS for the support of research and development activities.

In each of 2010, 2009 and 2008, EZchip Technologies received an approval from the OCS for its participation in its research and development budgets. Pursuant to such programs, the OCS participates in up to 50% of the approved budget for certain periods ending December 31, 2010.

In connection with the OCS participation, EZchip Technologies is obligated to pay royalties to the OCS calculated at the rate of 3%-4.5% of sales of the products developed with the OCS's participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR.

With respect to royalties paid for revenues that the Company derives from its partnership with Marvell (see also Notes 2r and 2v), royalties to the OCS are calculated based on Marvell's sale price to Cisco.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

b.	Royalties commitments (cont):

As of December 31, 2010, the Company has a contingent obligation of $10,328 which comprised of the amounts of royalty bearing grants received from the OCS less royalties already paid back or accrued to date on account of such obligation For the years ended December 31, 2010, 2009 and 2008, the royalties expenses were $1,683, $383 and $99, respectively.

As of December 31, 2010 and 2009, the Company accrued royalties pursuant to the OCS program in the amount of $999 and $189, respectively, to its cost of revenues line item in the statement of operations.

NOTE 13:- SHAREHOLDERS' EQUITY

a.	Company's shares:

1.
As of December 31, 2010, the Company's authorized share capital consists of NIS 1,000,000 divided into 50,000,000 Ordinary Shares, par value NIS 0.02 per share. Ordinary Shares confer on their holders, among other things, the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.
On January 14, 2010, the Company issued and sold 106,893 Ordinary Shares in the underwritten public offering following the exercise by the underwriter of its over-allotment option for a total consideration of $1,072.

3.
During December 2009 and as part of the Employee Exchange Offer, the Company issued 956,392 Ordinary Shares in a public offering for total consideration of $7,146, net of issuance costs of $213. All of the proceeds were used to increase the Company's ownership interest in EZchip Technologies (see also Note 3).

4.	During 2008, the Company issued 5,011,841 Ordinary Shares in connection with the acquisition of EZchip Technologies shares (see also Note 3).

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

b.	Company's stock option plans:

In October 2003, EZchip Semiconductor adopted the 2003 Israel Plan.  The plan was amended in December 2006 and further amended in December 2007 and October 2010.  The 2003 Israel Plan complies with Section 102 of the Israeli Income Tax Ordinance, which provides certain tax benefits in connection with stock-based compensation to employees, officer and directors. Pursuant to an amendment to the 2003 Israel Plan approved by the Company's shareholders in December 2007, on January 1st of each year, commencing January 1, 2009, to the extent the number of Ordinary Shares reserved, authorized and available for issuance is less than 4% of the number of Ordinary Shares issued and outstanding, it will automatically increase to equal 4% of the number of Ordinary Shares issued and outstanding on such date. Awards under the 2003 Israel Plan may be granted to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive options or restricted shares units (“RSUs”) under the 2003 Israel Plan are afforded certain tax benefits (excluding controlling shareholders of the Company or those who are not Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries). Awards granted under the 2003 Israel Plan have a maximum exercise period of ten years from the date of grant and are generally exercisable over four years. Shares subject to awards that are not exercised and forfeited will become available for future grants. As of December 31, 2010, 2,071,799 Ordinary Shares were available for future issuances under the 2003 Israel Plan, which amount is reduced by three shares for each RSU that the Company grants under the plan and by one share for each option that the Company grants under the plan. As of December 31, 2010 and 2009, options to purchase 1,773,992 and 2,115,280 Ordinary Shares were outstanding under the 2003 Israel Plan, respectively. In addition, as of December 31, 2010 and 2009, 433,101 and 95,961 RSUs were outstanding under the 2003 Israel Plan, respectively.

In December 2007, the Company adopted the 2007 U.S. Equity Incentive Plan (the "2007 U.S. Plan"). Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan. As of December 31, 2010, 479,600 Ordinary Shares were available for future issuances under the 2007 U.S. Plan, which amount is reduced by three shares for each RSU that the Company grants under the plan and by one share for each option that the Company grants under the plan. As of December 31, 2010 and 2009, options to purchase 253,991 and 376,537 Ordinary Shares were outstanding under the 2007 U.S. Plan, respectively. In addition, as of December 31, 2010 and 2009, 45,850 and 10,766 RSUs were outstanding under the 2007 U.S. Plan, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

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

During 2010, the Company granted options to purchase 41,120 Ordinary Shares pursuant to the 2009 Israel Equity Plan in exchange for the remaining outstanding options to purchase ordinary shares of EZchip Technologies. As of December 31, 2010, options to purchase an aggregate of 374,126 Ordinary Shares were outstanding under the 2009 Israel Equity Plan, all of which were granted in December 2009 and during 2010 as part of the Employee Exchange Offer, as described in Note 3.  All options granted under the 2009 Israel Equity Plan as part of the Employee Exchange Offer were granted as vested options.

Transactions related to the grant of options to current and former employees and directors under the above plans during the years ended December 31, 2010, 2009 and 2008, were as follows:

	Year ended December 31,
	2010		2009		2008
		Weighted		Weighted		Weighted
		average		average		Average
	Number of options	exercise price	Number of options	exercise price	Number of options	exercise price
Outstanding at beginning of year	3,997,757	$9.49	1,716,250	$13.83	86,000	$11.92

Granted	--	--	663,120	$15.28	1,638,500	$13.93
Issued pursuant to Employee Exchange Offer - See also Note 3	41,120	$2.81	1,642,340	$2.66	--	--
Exercised	(1,604,915)	$4.98	(6,313)	$13.90	(1,250)	$2.88
Forfeited	(31,853)	$14.46	(17,640)	$13.94	(7,000)	$13.90
Outstanding at end of year	2,402,109	$12.32	3,997,757	$9.49	1,716,250	$13.83
Exercisable options at end of year	1,231,311	$10.06	2,370,437	$6.05	80,000	$11.55
Vested and expected to vest	2,243,564	$12.15	3,893,874	$9.07	1,623,549	$13.86

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

b.	Company's stock option plans (cont.):

The intrinsic value of exercisable options (the difference between the Company's closing share price on the last trading day in fiscal 2010 and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of the Company's Ordinary Shares. Aggregate intrinsic value of outstanding options, exercisable options and vested and expected to vest options as of December 31, 2010 was $37,910, $22,218 and $35,785, respectively.

Aggregate intrinsic value, at the date of exercise, of options that were exercised during the years ended December 31, 2010 and 2009 was $26,097 and $18, respectively.

The options outstanding as of December 31, 2010, grouped by exercise prices, were as follows:

	Options outstanding as of	Weighted average remaining	Options exercisable as of	Weighted average remaining	Aggregate intrinsic value as of
	December 31,	contractual	December 31,	contractual	December 31,
Exercise price	2010	life years	2010	life years	2010
$1.52 - $3.80	435,683	2.63	435,683	2.63	$10,949
$10.33 - $12.23	181,640	4.49	45,406	1.09	721
$13.45 - $16.62	1,784,786	4.48	750,222	4.22	10,548
	2,402,109	4.14	1,231,311	3.54	$22,218

As of December 31, 2010, weighted average remaining contractual life of options vested and expected to vest is 4.49 years.

The following table illustrates the weighted average assumptions that had been used in calculating the fair value for options granted by the Company during 2009 and 2008. These options are amortized over their vesting period:

	Year ended December 31,
	2009	2008
Dividend yield	0%	0%
Expected volatility	61%	60%
Risk-free interest	1.86%	2.75%
Expected life of up to	4.9 years	4.5 years

Weighted average fair values on the date of grant of options granted for the years ended December 31, 2009 and 2008 were $8.06 and $7.06, respectively.

The expected annual pre-vesting forfeiture rate affects the number of exercisable options. Based on the Company’s historical experience, the annual pre-vesting forfeiture rate is 3%.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

b.	Company's stock option plans (cont.):

The following table summarizes information relating to RSU awards:

	Year ended December 31,
	2010		2009		2008
	Number of RSUs	Weighted average fair value at grant date	Number of RSUs	Weighted average fair value at grant date	Number of RSUs	Weighted average fair value at grant date

Outstanding at beginning of year	106,727	$15.61	15,750	$18.60	29,250	$17.71
Granted	390,909	17.18	101,978	15.47	--	--
Vested and issued	(7,078)	22.01	(8,281)	18.60	(12,000)	16.67
Forfeited	(11,607)	15.67	(2,720)	18.41	(1,500)	16.67
Outstanding at end of year	478,951	$16.78	106,727	$15.61	15,750	$18.60

Aggregate intrinsic value, at the date of vesting of RSUs and issuance of shares during the years ended December 31, 2010 and 2009 was $165 and $110 respectively.

Aggregate intrinsic value of RSUs outstanding as of December 31, 2010 was $13,459.

c.	Company's stock-based compensation:

The Company's stock-based compensation expense recognized for years ended December 31, 2010, 2009 and 2008, was comprised as follows:

	Year ended December 31,
	2010	2009	2008

Costs of revenues	$303	$214	$116
Research and development expenses	2,941	2,908	1,600
Selling and marketing expenses	1,177	1,048	604
General and administrative expenses	1,409	1,175	813
Total stock-based compensation expenses	$5,830	$5,345	$3,133

As of December 31, 2010, there was $12,041 of total unrecognized stock-based compensation cost related to non-vested stock-based compensation granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted average period of 1.7 years.

In connection with an investment agreement that the Company executed during December 2003, the Company granted to an investor a five-year warrant to purchase 187,500 Ordinary Shares of the Company at an exercise price of $11.39 per share.  On December 10, 2008 the investor exercised the warrant, by way of a cashless exercise, in accordance with the terms of the warrant.  Based on the closing price of the Company's Ordinary Shares on December 10, 2008 ($11.81 per Ordinary Share), the cashless exercise of the warrant resulted in the issuance to the investor of 6,668 Ordinary Shares.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- EZCHIP TECHNOLOGIES SHARES

EZchip Technologies stock option plans:

EZchip Technologies has granted options to purchase its ordinary shares to employees, shareholders and directors pursuant to the Israeli and the U.S. stock option plans (the "2000 Section 102 Share Option Plan", the "2003 Section 102 Share Option Plan" and the "2001 U.S. Stock Option Plan"). Under the terms of these grants, options generally became exercisable over a four-year period, commencing with the date of grant. The options were generally due to expire seven to ten years from the date of the grant and were non-transferable, except under the laws of succession.

In December 2007, the Company discontinued its practice of granting employees options to purchase shares of EZchip Technologies pursuant to the EZchip Technologies option plans.  Instead, since such date all incentive awards to EZchip Technologies employees consisted of options or RSUs to purchase Ordinary Shares of the Company.

The following table is a summary of activity for EZchip Technologies’ stock option plans:

	Year ended December 31,
	2010		2009		2008
		Weighted		Weighted		Weighted
		average		average		average
	Number of options	exercise price	Number of options	exercise price	Number of options	exercise price

Outstanding at beginning of year	156,250	$0.74	9,223,541	$0.67	9,628,965	$0.68

Granted	--	--	--	--	--	--
Exercised	--	--	(2,791,838)	$0.59	(38,594)	$0.95
Reduction due to exchange offer(*)	(156,250)	$0.74	(6,241,078)	$0.70	--	--
Forfeited	--	--	(34,375)	$0.80	(366,830)	$0.99

Outstanding at end of year	--	$--	156,250	$0.74	9,223,541	$0.67

Exercisable options at end of year	--	$--	--	$--	7,027,553	$0.64

Vested and expected to vest	--	$--	156,250	$0.74	9,077,627	$0.65

(*) See also Note 3.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME

a.	Uncertain tax positions

The Company and its subsidiaries file federal and state income tax returns in the United States and Israel. The Company and EZchip Technologies (the Israeli subsidiary) may be subject to examination by the Israeli tax authorities for fiscal years 2006 through 2010. EZchip Inc. (the U.S. subsidiary) may be subject to examination by the U.S. Internal Revenue Service (“IRS”) from commencement year 2001 through 2010.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. However, the final tax outcome of the Company’s tax audits could be different from what is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net loss in the period in which such determination is made.

A reconciliation of the beginning and ending balances of the total amounts of gross tax liabilities is as follows:

	December 31,
	2010	2009

Beginning balance	$218	$217
Reduction related to "a lapse of applicable statute of limitation"	--	(162)
Additions for current year tax position	78	163
Ending balance	$296	$218

The Company recognizes interest and penalties related to income taxes in the taxes on income line in its consolidated statements. The Company has approximately $23 and $5 accrued for the payments of interest and penalties as of December 31, 2010 and 2009, respectively.

b.	Amendment to the Israeli Income Tax Ordinance

On July 25, 2005, the Israeli Parliament approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

On July 2009, the Israeli Parliament passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME (CONT.)

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Through 2007, results for tax purposes for the Company are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained above in Note 2c, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with FASB ASC 740-10-25, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes of assets and liabilities.

On February 26, 2008, the Israeli Parliament enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008 (the "Inflationary Adjustments Amendment"). In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law ceased at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing as of the 2008 tax year, income for tax purposes is no longer adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses is no longer linked to the Israeli consumer price index.

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

EZchip Technologies’ facilities in Israel have been granted "Approved Enterprise" status under the Law. To date EZchip Technologies has one approved and two privileged programs subject to the alternative track (as discussed below), that provide its undistributed income exempt from tax for a ten year period, starting the first year in which the Company generates taxable income from its enterprises.

A company that obtained an Approved Enterprise approval may elect to receive an alternative package comprised of tax benefits, referred to as the "Alternative Track", rather than grants.  Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel).  The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise. There is no year limitation to the Approved enterprise in the Alternative Track.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME (CONT.)

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law") (cont.):

On April 1, 2005, an amendment to the Law came into effect (the “Amendment”) and has significantly changed the provisions of the Law. Generally, investment programs that have already obtained approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the Law’s provisions. On the Alternative Track the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. Such an enterprise is a “Privileged Enterprise”, rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.”  This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Law, referred to as the Year of Election. The amendment does not apply to investment programs approved prior to December 31, 2004, and applies to new investment programs only. Therefore, the Company's Approved Enterprise program is not subject to the provisions of the amendment, but its two Privileged Enterprise programs are.

The benefits available to an Approved and Privileged Enterprises are conditioned upon terms stipulated in the Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval.  If EZchip Technologies does not fulfill these conditions in whole or in part, the benefits can be cancelled and it may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest.

Tax-exempt income generated under the provisions of the law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

Recently, new legislation amending the Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law’s incentives, which are limited to income from Approved Enterprise and Privileged Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the new legislation, the Company may elect to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time. The Company does not expect the new law to have a material effect on the tax payable on its Israeli operations in the foreseeable future.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME (CONT.)

e.	The tax benefit (taxes on income), for the years ended December 31, 2010, 2009 and 2008 consisted of the following:

	Year ended December 31,
	2010	2009	2008

Current	$--	$--	$--
Deferred	(8,236)	11,675	--
	$(8,236)	$11,675	$--

Domestic (Israel)	$(7,817)	$11,256	--
Foreign	(419)	419	--
	$(8,236)	$11,675	$--

f.	Net operating and capital losses carryforward:

As of December 31, 2010, the operating tax loss carryforwards of the Company totaled to $42,445. Of that amount $31,207 is related to EZchip semiconductor, which the Company does not believe will be utilized in the foreseeable future. The remaining $11,238 is related to EZchip Technologies for which the Company expects to utilize in the short-term and for which a valuation allowance was not provided. The loss may be carried forward indefinitely and may be offset against future taxable income.

The operating tax loss carryforwards through December 31, 2010 of EZchip Inc. amounted to $3,951. The loss may be offset against any future U.S. taxable income for periods of 20 years expiring gradually from 2021 through 2030.

Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Section 382 of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. As of December 31, 2010, the Company does not expect that the change in ownership provisions will have an effect on its net operating losses.

As of December 31, 2010, the Company's and EZchip Technologies capital tax loss carryforwards amounted to $30,590. The capital loss may be carryforward indefinitely and may be offset against future capital income.

g.	Income (loss) before tax is comprised as follows:

	Year ended December 31,
	2010	2009	2008

Domestic (Israel)	$21,454	$5,485	$(4,966)
Foreign	425	314	329

	$21,879	$5,799	$(4,637)

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME (CONT.)

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

	December 31,
	2010	2009
Deferred tax assets:
Current reserves and allowances	$903	$1,689
Noncurrent reserves and allowances	94	606
Current operating loss carryforwards	2,697	4,425
Noncurrent operating loss carryforwards	6,961	11,353
Capital loss carryforwards	5,506	7,256
Total deferred tax assets	16,161	25,329
Less - valuation allowance	(12,648)	(13,654)

Total deferred tax assets,	$3,513	$11,675

Total deferred tax liabilities	(70)	(66)

Net deferred tax assets	$3,443	$11,609

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods and in the jurisdictions in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance of $12,648 and $13,654 at December 31, 2010 and 2009, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME (CONT.)

i.	Reconciliation of the theoretical tax expense (benefit) to the actual tax benefit:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2010	2009	2008
Income (loss) before taxes as reported in the consolidated statements of operations	$21,879	$5,799	$(4,637)

Statutory tax rate	25%	26%	27%

Theoretical tax expenses (benefits) on the above amount at the Israeli statutory tax rate	$5,470	$1,508	$(1,252)
Non-deductible expenses and temporary differences for which a deferred taxes was not provided	2,205	766	2,109
Non-deductible expenses related to employee stock options, net	751	1,270	846
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided	(1,006)	(16,038)	406
Difference in basis of measurement for tax purpose and others	756	803	(2,126)
Others	60	16	17

Actual taxes on income (taxes benefit)	$8,236	$(11,675)	$--

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

The following table presents total revenues for the years ended December 31, 2010, 2009 and 2008 and long-lived assets as of December 31, 2010, 2009 and 2008:

	2010		2009		2008
	Revenues	Long-lived Assets (*)	Revenues	Long-lived Assets (*)	Revenues	Long-lived Assets (*)
Israel	$6,910	$617	$4,307	$392	$4,785	$321
China and Hong Kong	32,896	--	23,463	--	10,844	--
Far East (excluding China and Hong Kong)	1,567	--	300	--	2,925	--
Canada	638	--	340	--	9,570	--
USA	6,584	2	7,286	2	4,218	2
Europe	13,310	--	4,179	--	1,118	--
Others	93	--	171	--	106	--
	$61,998	$619	$40,046	$394	$33,566	$323

(*) Excluded goodwill and intangible assets.

c.
Revenues from network processors amounted to $60,883, $39,109 and $32,784 for the years ended December 31, 2010, 2009 and 2008, respectively (including NPU based systems). These revenues also included royalties revenues derived from the partnership with Marvell which amounted to $12,468, $3,123 and $706 for the years ended December 31, 2010, 2009 and 2008, respectively. In addition revenues from software tools and other services amounted to $1,115, $937 and $782 for the years ended December 31, 2010, 2009 and 2008, respectively.

d.	Sales to the Company's significant customers, including sales to their manufacturing subcontractors, as a percentage of total revenue were as follows:

	Year ended December 31,
	2010	2009	2008
Customer A	40%	54%	55%
Customer B	20%	--	--
Customer C	10%	--	--

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:- MAJOR SUBCONTRACTORS

All of the Company's network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's increasing business, the Company is and will likely continue to be dependent upon such subcontractors to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient capacity to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company's demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the years ended December 31, 2010, 2009 and 2008, the Company’s principal subcontractors accounted for approximately 77%, 83% and 73%, respectively, of the Company’s cost of revenues.

NOTE 18:- FINANCIAL INCOME, NET

	Year ended December 31,
	2010	2009	2008
Income:
Interest income	$1,161	$1,027	$1,448
Foreign currency translation adjustments	13	--	46
Realized gain related to sale of marketable securities	12	--	--

Total income	1,186	1,027	1,494
Expenses:
Interest and bank charges	(56)	(55)	(59)
Foreign currency translation adjustments	--	(64)	--
Realized loss related to sale of marketable securities	--	(6)	(27)

Total expenses	(56)	(125)	(86)

Financial income, net	$1,130	$902	$1,408

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:- EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year Ended December 31,
	2010	2009	2008
Numerator:
Net income (loss)	$13,643	$17,382	$(4,600)

Denominator:
Weighted-average number of shares outstanding used in computing basic net earnings per share	25,281,651	23,376,217	23,048,868
Dilutive effect: stock options and RSUs	828,481	140,043	--
Total weighted-average number of shares used in computing diluted net earnings per share	26,110,132	23,516,260	23,048,868

Basic net income (loss) per share	$0.54	$0.74	$(0.20)
Diluted net income (loss) per share	$0.52	$0.66	$(0.20)

Anti-dilutive securities

The following outstanding options and RSUs were excluded from the computation of diluted net earnings per Ordinary Share for the periods presented because including them would have had an anti-dilutive effect.

	Year Ended December 31,
	2010	2009	2008
Options to purchase Ordinary Shares, RSUs and warrants	538,623	2,356,524	2,210,800

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZCHIP SEMICONDUCTOR LTD.

By:	/s/ Eli Fruchter
Eli Fruchter
Principal Executive Officer

Dated:   March 31, 2011