Form 20-F/A
period 2010-12-31
EZCHIP SEMICONDUCTOR LTD
filed 2011-09-27
CIK 892534

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

EXPLANATORY NOTE

EZchip Semiconductor Ltd. (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2010 (the “Original Filing”), which was originally filed on March 31, 2011, to re-file Exhibits 4.6, 4.7, 4.8 and 4.12 to reflect revisions which the Company has made to correspond to its confidential treatment request.

This Form 20-F/A does not reflect events occurring after the  Original Filing, does not update disclosures contained in the Original Filing and does not modify or amend the Original Filing except as specifically described above.

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
4.7
Amendment No. 1 to Technology Development, License and Manufacturing Agreement, dated September, 2006 by and between Marvell International Ltd. Marvell Semiconductor Israel Ltd., and EZchip Technologies Ltd.*

4.8
Amendment No. 2 to Technology Development, License and Manufacturing Agreement, dated September 24, 2009 by and between Marvell International Ltd., Marvell Israel (M.I.S.L.) Ltd., and EZchip Technologies Ltd.*

4.9	Business Term Agreement dated November 15, 2006 among Cisco Systems, Inc, Marvell International Ltd., Marvell Semiconductor Israel Ltd., EZchip Technologies Ltd.*#
4.10	Business Term Agreement dated December 7, 2010 among Cisco Systems, Inc, Marvell International Ltd., Marvell Israel Ltd., EZchip Technologies Ltd., and EZchip Inc.*#
4.11	Custom Sales Agreement (Agreement No. 00590) dated October 30, 2000 between EZchip Technologies Ltd. and International Business Machines Corporation*#
4.12	First Amended and Restated ASIC Attachment No. 2 to Custom Sales Agreement No. 000590*
4.13	Amendment No. 4 to Custom Sales Agreement dated January 29, 2008 between EZchip Technologies Ltd. and International Business Machines Corporation#
8.1	List of Significant Subsidiaries#
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global#
__________________
*	Confidential treatment has been requested for certain deleted portions.
#	Previously filed with the Company’s Form 20-F on March 31, 2011.

(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.
(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.
(3)	Filed as Exhibit 1.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(4)	Filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.
(5)	Filed as Exhibit to the Registrant’s Form 6-K, dated December 3, 2007, and incorporated herein by reference.
(6)	Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, filed January 14, 2010, and incorporated herein by reference.
(7)	Filed as Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2007 and incorporated herein by reference.
(8)	Filed as Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2007 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZCHIP SEMICONDUCTOR LTD.

By:	/s/ Eli Fruchter
Eli Fruchter
Principal Executive Officer

Dated:   September 26, 2011