Form 20-F
period 2011-12-31
EZCHIP SEMICONDUCTOR LTD
filed 2012-03-29
CIK 892534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

27,054,663 Ordinary Shares, par value NIS 0.02 per share (as of December 31, 2011)

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

Large Accelerated filer ☒    Accelerated filer ☐    Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐    No ☒

This annual report on Form 20-F is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933, 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

TABLE OF CONTENTS

PART I				6
	ITEM 1.		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
	ITEM 2.		OFFER STATISTICS AND EXPECTED TIMETABLE	6
	ITEM 3.		KEY INFORMATION	6
		A.	SELECTED CONSOLIDATED FINANCIAL DATA	6
		B.	CAPITALIZATION AND INDEBTEDNESS	7
		C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	7
		D.	RISK FACTORS	7
	ITEM 4.		INFORMATION ON THE COMPANY	16
		A.	HISTORY AND DEVELOPMENT OF THE COMPANY	16
		B.	BUSINESS OVERVIEW	16
		C.	ORGANIZATIONAL STRUCTURE	24
		D.	PROPERTY, PLANTS AND EQUIPMENT	24
	ITEM 4A.		UNRESOLVED STAFF COMMENTS	25
	ITEM 5.		OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
		A.	OPERATING RESULTS	25
		B.	LIQUIDITY AND CAPITAL RESOURCES	32
		C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	33
		D.	TREND INFORMATION	34
		E.	OFF-BALANCE SHEET ARRANGEMENTS	34
		F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	34
	ITEM 6.		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34
		A.	DIRECTORS AND SENIOR MANAGEMENT	34
		B.	COMPENSATION OF DIRECTORS AND OFFICERS	36
		C.	BOARD PRACTICES	37
		D.	EMPLOYEES	43
		E.	SHARE OWNERSHIP	44
	ITEM 7.		MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	47
		A.	MAJOR SHAREHOLDERS	47
		B.	RELATED PARTY TRANSACTIONS	47
		C.	INTERESTS OF EXPERTS AND COUNSEL	48
	ITEM 8.		FINANCIAL INFORMATION	49
		A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	49
		B.	SIGNIFICANT CHANGES	49
	ITEM 9.		THE OFFER AND LISTING	49
		A.	OFFER AND LISTING DETAILS	49
		B.	PLAN OF DISTRIBUTION	51
		C.	MARKETS	51
		D.	SELLING SHAREHOLDERS	51
		E.	DILUTION	51
		F.	EXPENSE OF THE ISSUE	51
	ITEM 10.		ADDITIONAL INFORMATION	51
		A.	SHARE CAPITAL	51
		B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	51
		C.	MATERIAL CONTRACTS	53
		D.	EXCHANGE CONTROLS	54
		E.	TAXATION	55
		F.	DIVIDEND AND PAYING AGENTS	63
		G.	STATEMENT BY EXPERTS	64

INTRODUCTION

We were incorporated as a limited liability company under the laws of the State of Israel in 1989 and changed our name from LanOptics Ltd. to EZchip Semiconductor Ltd. on July 22, 2008. We are engaged in the development and marketing of Ethernet network processors for networking equipment. As used in this Annual Report, the terms "we," "us," "our" and "our company" mean EZchip Semiconductor Ltd. and our wholly-owned subsidiary EZchip Technologies Ltd., or EZchip Technologies, unless otherwise expressly stated.  Our ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange under the symbol "EZCH."

Our consolidated financial statements appearing in this Annual Report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

All references in this Annual Report to "dollars" or "$" are to U.S. dollars and all references in this Annual Report to "NIS" are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar on December 31, 2011 as published by the Bank of Israel was NIS 3.821 per $1.00.

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

This Annual Report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and within the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Forward-looking statements usually include the verbs, "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this Annual Report on Form 20-F.  We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.  We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D "Key Information-Risk Factors."

v

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

A.	SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data is derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  The selected income data for the years ended December 31, 2009, 2010 and 2011, and the selected balance sheet data as at December 31, 2010 and 2011, have been derived from our audited consolidated financial statements set forth in "Item 18 – Financial Statements."  The selected income data for the years ended December 31, 2007 and 2008, and the selected balance sheet data as at December 31, 2007, 2008 and 2009, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report.  The selected financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects," and the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues	$19,488	$33,566	$40,046	$61,998	$63,457
Operating income (loss)	(4,604)	(6,045)	4,897	20,749	9,759
Net income (loss) attributable to EZchip Semiconductor shareholders	(4,088)	(4,600)	17,382	13,643	7,942
Per share data:
Basic net income (loss) per share	(0.25)	(0.20)	0.74	0.54	0.30
Diluted net income (loss) per share	(0.25)	(0.20)	0.66	0.52	0.28
Weighted average number of ordinary shares used in computing basic net income (loss) per share	16,533,369	23,048,868	23,376,217	25,281,651	26,681,749
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	16,533,369	23,048,868	23,516,260	26,110,132	28,001,428

Consolidated Balance Sheet Data:
Working capital	$46,016	$52,554	$75,033	$111,583	$134,379
Total assets	105,245	164,103	197,423	222,861	246,911
Long-term liabilities	3,272	4,081	4,779	5,974	6,081
Preferred shares in EZchip Technologies	23,770	--	--	--	--
Equity	$74,425	$154,914	$180,463	$209,029	$232,159

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Relating To Our Business

We depend on a very limited number of key customers.  If we are unable to maintain our relationship with these customers or if these customers significantly reduce the use of our network processor units, or NPUs, in their systems, our future revenues and growth will be materially adversely affected.

We currently depend on a very limited number of key customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. During the year ended December 31, 2011, 75% of our revenues were attributable to six customers.

Cisco Systems, Inc., or Cisco, the largest vendor of Carrier Ethernet switch/routers, which is currently our largest customer, accounted for approximately 20% and 27% of our revenues in 2010 and 2011, respectively.  Revenues from Cisco are generated through Marvell Technology Group Ltd., or Marvell, pursuant to a royalty arrangement.  Cisco currently uses our NP-3 and NP-4 processors in its products.  The growth of our revenues will depend in large part on the revenues we generate from Marvell attributable to Cisco.  If Cisco purchases significantly lower quantities than expected due to global economic conditions or otherwise, or if the products that incorporate our network processors are not commercially successful, our future revenues and the growth of our business will be materially adversely affected.

Our future growth will also be dependent in great measure upon the continued acceptance and utilization of our current and future products by ZTE Corporation, or ZTE, which accounted for approximately 11% of our revenues in 2011, and Huawei Technologies Co. Ltd., or Huawei, Ericsson Co., or Ericsson, and Tellabs, Inc., or Tellabs, which together accounted for approximately 13% of our revenues in 2011, and each of which could potentially become a major customer once it moves its NP-4 based products into production.  If any of these vendors purchases significantly lower quantities than expected, or if the products that incorporate our network processors are not commercially successful, our future revenues and the growth of our business will be materially adversely affected.

Many of our competitors and potential competitors are much larger than us, and if we are unable to compete effectively we could lose our market share and revenues.

The market for network processors is intensely competitive, rapidly evolving and subject to rapid technological change.

There are currently two vendors in addition to us that provide high-speed network processors that target the metro and access switches and edge routers: Broadcom Corporation and Marvell, the sole supplier of our NP-4 and NP-5, which recently acquired Xelerated, Inc.

We also experience major competition from customers' internal chip design teams who develop their own network processors or in-house application-specific integrated circuit, or ASIC, solutions, especially in the Carrier Ethernet Switch Routers, or CESR, segment.  For example, Juniper Networks, which uses our NP-2 processors and was until 2010 our largest customer and accounted for approximately 40% of our 2010 revenues and approximately 24% of our 2011 revenues, announced in October 2009 that it was launching a new family of processors and networking systems incorporating internally developed chips.  This new family of Juniper Networks products replaces the products that incorporate our NPUs, and Juniper Networks has since significantly reduced and will eventually discontinue its purchases from us.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and significantly larger customer bases than we do.

Additionally, many of our competitors also have well-established relationships with our prospective customers and suppliers and prospective customers may have competitive reasons to prefer our competitors.  As a result of these factors, many of our competitors, either alone or with other companies, have significant influence in our target markets that could outweigh our technological advantage.  We believe that competition in this market will become more intense in the future and may cause price reductions, reduce gross margins and may result in loss of market share, any one of which could significantly reduce our future revenue and decrease our net income.

We are dependent on the networking equipment market for our growth, and if it does not grow, then we will not be able to expand our business.

Although there are many companies operating in the networking equipment market, a significant portion of the market is controlled by a limited number of companies.  The growth of our network processor business depends in part on increased acceptance and use of networking equipment that is developed and manufactured by companies with significant market share, particularly edge routers.  We depend on the ability of our target customers, specifically those with a significant share of the networking equipment market, to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully.  The market for networking equipment depends in part upon the market's acceptance of packet-based converged telecom networks, in particular carrier Ethernet networks, as well as 10 Gigabit and greater Ethernet technologies that enable the forwarding of data at a high speed.  Ultimately, the development rate of these technologies may be slower than we anticipate.  If the use of such networking equipment does not grow as we anticipate due to global market conditions or otherwise, if we are unsuccessful in maintaining our relationships with our current customers, specifically those with a significant share of the networking equipment market, such as Cisco, ZTE, Huawei, Ericsson and Tellabs, and creating relationships with other target customers with significant market share, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our network processors are not commercially successful, our growth will be impeded.

We depend on a sole supplier and a sole manufacturer for each of our network processors, including Marvell, which may also compete with us.

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

We have entered into an agreement with a sole supplier for the manufacture of each of our existing network processor models and we expect to use a sole supplier for our next generation of network processors as well.  For example, our special version NP-3 network processor and our NP-4 and NP-5 network processors are supplied or will be supplied to us by Marvell, which may also compete with us, particularly following its recent purchase of our competitor Xelerated.  Any current or future sole supplier for our current and future products may reduce or delay shipment if its ability to manufacture network processors is constrained.  If a sole supplier of our network processors, a third party that arranges for their manufacture, or any other subcontractor fails to deliver network processors or necessary components or services on time or at all, our business could be severely harmed.  In addition, if the current manufacturing arrangement between our third party subcontractor and our sole manufacturer is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to make alternative arrangements with substitute suppliers.

These and other risks associated with our reliance on a third-party sole supplier and manufacturer could materially and adversely affect our business, financial condition and results of operations.

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

In 2011, economies around the world and financial markets remained weak and volatile as a result of a multitude of factors, including instability in the European market, adverse business and credit conditions, intermittent slower economic activity, concerns about inflation and deflation, fluctuating energy costs, decreased consumer confidence, reduced capital spending, liquidity concerns and other factors. During this period, many companies reduced expenditures, and a significant proportion of such companies have remained reluctant to increase expenditures as the economy has improved. Worsening economic conditions, such as continued European sovereign debt uncertainty, may result in diminished demand for our products and technology, reductions in sales of networking equipment that incorporate our products, longer sales cycles, slower implementation of new carrier Ethernet networks and increased price competition.  Any of these events would likely harm our business, operating results and financial condition.  If challenging economic conditions continue or worsen, our business, operating results and financial condition may be adversely affected.

We have had a limited operating history in the network processor industry compared to our competitors and our future financial results are difficult to predict.

Our future success will be subject to the risks we will encounter in the network processor industry.  We have a limited operating history in the industry compared to our competitors, with our first product sales in 2002 and total sales through December 31, 2011 of approximately $240 million.  We incurred operating losses until 2008.  Our limited operating history makes it difficult to evaluate the prospects of our business.  Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control.  Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are dependent on numerous risks and uncertainties.  Some of these risks relate to our ability to:

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

We may not be successful in developing, introducing and marketing our new offerings or in addressing all or any portion of the potential market for such offerings, including our NP-5 and NPA-0 processors and the new product line developed in our new design center in Kiryat Gat, Israel.  We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these offerings.  In addition, despite our efforts to implement network security measures, our offerings may also be vulnerable to computer viruses, computer hackers, cyber terrorist and similar disruptions from unauthorized tampering. Furthermore, our new offerings may not adequately meet the requirements of the marketplace or achieve market acceptance.  If we do not timely develop and introduce these offerings or respond in a timely manner to changing market conditions, customer requirements or global economic conditions, the growth of our business may be adversely affected.  Since we are a late comer to the access market, we face a greater level of competition from other merchant vendors, as compared to the competition we face in the high speed network processor market.

Natural disasters, terrorist attacks or breaches of network or information technology security could have an adverse effect on our business.

Natural disasters, terrorist acts, acts of war, cyber-attacks or other breaches of network or information technology (IT) security may cause equipment failures or disrupt our systems and operations. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for network processors. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

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

To succeed, we must retain and hire technical personnel highly skilled in the design and test of functions used to develop Ethernet network processors and related software.  We face intense competition for our technical personnel from our competitors, customers, other companies in the communications industry and from an increasing number of emerging startup companies with potentially lucrative employee ownership arrangements.  If we fail to attract and retain qualified personnel, our business, operations and product development efforts would suffer. In addition, recruiting, hiring and retaining key personnel can also result in significant monetary costs.

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

The performance of the capital markets affects the values of the funds we hold in marketable securities, which as of December 31, 2011 totaled $40.7 million.  These securities are subject to market fluctuations.  For example, in 2008 and into first half of 2009, the credit and capital markets deteriorated significantly and adversely impacted the fair value of our investments.  Future turmoil in the capital markets may result in impairments of the carrying value of our investment assets.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel.  Political, economic and security conditions in Israel directly influence us.  Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2011.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Hamas launched hundreds of missiles from the Gaza Strip against Israeli population centers, which led to an armed conflict between Israel and Hamas during December 2008 and January 2009.  During 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may lead to a deterioration in the political and trade relationships that exist between the State of Israel and these countries.  In addition, such instability may affect the global economy and marketplace as a result of changes in oil and gas prices.  Since our headquarters and research and development facilities are located in the State of Israel, any such events that affect the State of Israel may impact us in unpredictable ways.  If our operations are significantly impacted by such events, our results of operations may be adversely affected.

Ongoing violence between Israel and the Palestinians as well as tension between Israel and neighboring and other hostile countries or political instability in the region may have a material adverse effect on our business, financial conditions and results of operations.

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

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  From 2007 through 2010, the NIS generally appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel.  NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we may use hedging techniques we cannot completely eliminate the effects of currency fluctuations.  Exchange rate fluctuations resulting in the depreciation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

Tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our future tax expenses.

Currently we have three programs under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which entitle us to certain tax benefits. Our facilities in Israel have been granted Approved Enterprise status under the Investment Law and we have two programs that qualify as Privileged Enterprises pursuant to an amendment to the Investment Law that came into effect in April 2005. Among other things, the Investment Law, as amended in 2005, provides tax benefits to both local and foreign investors and simplifies the approval process.  Such amendments do not apply to investment programs approved prior to December 31, 2004. Therefore, our Approved Enterprise program is not subject to the provisions of the amendment, but our two Privileged Enterprise programs are.

In order to be eligible for tax benefits under the Investment Law, our Approved Enterprise and Privileged Enterprises must comply with various conditions set forth in the Investment Law and the criteria set forth in the applicable certificate of approval for the Approved Enterprise, as well as periodic reporting obligations.  If we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate.  We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. See Note 15b to the consolidated financial statements.

If the Government of Israel discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially and adversely affected.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We do not comply with NASDAQ requirements regarding the director nominations process and compensation of executive officers, which require that director nominees and compensation of executive officers be selected/determined, or recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors determines executive compensation, subject to the required approvals under Israeli law.  In addition, we follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approval are also required.  Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a "significant private placement," in which case shareholder approval, and, in some cases, audit committee approval, would also be required.  The Israeli Companies Law defined a "significant private placement" as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which (A) results in a 5% or more shareholder increasing its interest in the company or an offeree becoming a 5% or more shareholder, and (B) involves consideration that is not solely cash or public traded securities, or is not on fair market terms.  As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders' meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

ITEM 4.   INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated as a limited liability company under the laws of the State of Israel in 1989 as Dan-Serb Ltd. and changed our name to LanOptics Ltd. in March 1990 and to EZchip Semiconductor Ltd. on July 22, 2008.  Until 1999, our principal business was the development, manufacture and marketing of solutions and Internet applications to improve the connectivity and performance of corporate Local Area Networks, or LANs, and Wide Area Networks, or WANs.  In mid-1999, we decided to cease the research and development of new switching products for LANs and instead, to focus on our internal ASIC design team.  This team, which had previously developed ASICs for our LAN and WAN products, began work on the development of network processors.  This new business initiative was incorporated as our subsidiary EZchip Technologies in December 1999.

We are currently engaged in the development and marketing of Ethernet network processors for networking equipment. We provide our customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products.  Our network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks.  Our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel, and our telephone number is +972-4-959-6666.  Our website address is www.ezchip.com.  The information on our website is not incorporated by reference into this annual report. Puglisi & Associates, located at 859 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, serves as our agent for service of process in the United States.

B.	BUSINESS OVERVIEW

Industry Background

In recent years there has been a significant increase in the bandwidth demands on communications networks. These networks have experienced major upsurges in the volume, variety and complexity of communications traffic.  The expansion of broadband access technologies to residences and businesses, in large part due to growth in Internet usage and the dramatic increase in communications traffic that consists of digital media, have created strong demand for greater network bandwidth.  To meet this demand, carrier networks are undergoing significant changes and, most significantly, are migrating to packet-based Ethernet networks that enable higher throughput, lower cost and uniform technology across both the access and metro networks.  These networks are now being designed to deliver voice, video and high-speed Internet access, or "triple-play" services, on one converged, efficient and flexible network.  These trends require network equipment, and particularly the switches and routers that build the metro Ethernet networks, to comply with evolving market requirements and to be able to provide new services, better quality of service, or QoS, and to support new protocols and standards.  Programmable network processors, or NPUs, address these needs.

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

Carrier network equipment is the primary target for network processors, since the switches, routers and access nodes that make up the carrier networks are more demanding in features and performance and are less cost sensitive than enterprise networks.  The carrier network usually consists of three domains, although in some cases there is an overlap between these domains: (i) the access network aggregates traffic from individuals, businesses and residences; (ii) a metro area network, or MAN, spans a metropolitan area, and interconnects the access networks; (iii) a wide area network, or WAN, interconnects geographically distanced MANs.

As carriers gradually migrate to Ethernet-based infrastructure, the various classes of equipment that make up the carrier networks are migrating to Ethernet-centric platforms, including CESR transport switches, and access platforms.  Vendors of these types of systems are the primary target customers for our network processors.  Other smaller target markets include data center appliances that perform functions such as security, load balancing and traffic monitoring and analysis.  Systems are typically built as a modular, multi-slot chassis that consists of several line cards with many network ports per line card or as a stand-alone, fixed configuration, flat frame known as a pizza box.

Market Trends

Networking equipment can be designed to incorporate ASICs, which are non-programmable switching chips, field programmable gate arrays, or FPGAs, high-speed NPUs, or a combination of these.  The challenge is to provide an integrated solution that is both flexible and cost-effective.

Although ASICs are effective from a cost/performance viewpoint, their lack of programmability is a severe disadvantage.  This makes them inflexible and therefore inadequate to accommodate today's rapidly changing application environment with evolving requirements to provide new services, features and network protocols.

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

NPUs are the most suitable for use in networking equipment because of the high throughput and flexibility they provide. NPUs typically maximize current silicon technologies to provide optimal programming flexibility and integration while maintaining high performance.  NPUs are cost effective in light of their advantages.  Within the market for NPUs, there are currently two main classes:

•	Access NPUs - typically with several Gigabit-per-second and up to 20-Gigabit-per-second throughput and used mostly in access equipment.

•	High-speed NPUs - typically with 20-Gigabit and higher throughput and used mostly in metro and carrier edge equipment.

High-speed Carrier Ethernet equipment typically use a significant number of NPUs.  Systems are often built in a modular, multi-slot chassis.  Each chassis typically consists of 8-16 line cards, with each line card consisting of 1-8 NPUs, so that 8-128 NPUs might be used for a fully populated chassis.  Equipment built in a pizza box form will typically use 1-4 NPUs per box.

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

We offer solutions that range in throughput from several Gigabit-per-second to 200 Gigabit-per-second with common architecture.  Our network processors are largely software compatible, making it possible for customers to easily port their network-processor applications among multiple product families based on our NPUs.

Products

Network Processor Chips

The NP-2, introduced in 2005, is a single-chip, full-duplex, 10-Gigabit (20-Gigabit total) network processor.  In addition to the integration of packet processing, classification search engines and MACs provided in the previous generation NP-1c, the NP-2 also includes traffic managers for improved QoS.  By integrating the traffic management function directly into our network processor (unlike competing NPUs, where this function is generally performed by complementary chips), we offer our customers a cost-effective network processing solution that reduces power dissipation and system design costs.  The NP-2 network processor is available in three models with different speeds and feature sets.  Since all the NP-2 models are software compatible and share the same pin arrangement, customers may modify their NP-2 designs using the different NP-2 models to offer a range of products at differing price points.  The NP-2 addresses line card applications, which often have eight or more cards installed per chassis, and stand-alone "pizza box" applications. The NP-2 network processor is manufactured by Taiwan Semiconductor Manufacturing Company Limited, or TSMC.

The NP-3, in production since 2008, is an enhanced version of the NP-2, providing a 30 Gigabit total throughput.  We offer two versions of the NP-3 network processor.  The first is a special version developed jointly with Marvell for Cisco.  We developed the second version for the general market independently of Marvell.  The NP-3 features greater throughput than the NP-2 through the use of 90nm silicon process, enhanced table lookup algorithms and faster memory interfaces. It also provides enhanced traffic management and an integrated offload engine for operations, administration and maintenance functions which are of great importance in carrier Ethernet equipment.

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

The NP-4, a 100-Gigabit NPU (total throughput), continues with our distinctive high level integration of functionality into the network processor.  NP-4 offers higher throughput than NP-3 and targets 40-Gigabit, 100-Gigabit and up to 400-Gigabit line-card and pizza box carrier Ethernet applications.  In addition to its integrated classifiers and traffic managers, the NP-4 includes Ethernet physical layer transceivers, and for some applications may eliminate the need for a separate fabric interface chip.  Integration of these functions, normally performed by separate chips, is intended to further save our customers valuable space on their cards while reducing system costs and complexity.  We began sampling the NP-4 in January 2010 and it entered into production towards the end of 2011. The NP-4 network processor is manufactured by TSMC (see below in this Item 4.B. "Information on the Company – Business Overview – Manufacturing").

We have entered into an agreement with Marvell pursuant to which Marvell will be the sole vendor for our NP-4 network processor and it may be sold in two methodologies: (i) direct sales to the general market in which we purchase the NP-4 from Marvell and sell it to our customers; and (ii) a royalty model, similar to the one implemented with the NP-3, with respect to sales to Cisco.

In 2010, we began work on the NP-5, a 200-Gigabit NPU (total throughput), that will provide a solid roadmap for our customers that use our NP-2, NP-3 and NP-4 processors. The NP-5 continues our strategy of increasing NPU integration, performance and functionality, to allow networking systems to deliver higher total throughput and greater port density at reduced cost points. We expect the NP-5 NPU to enter production in 2014. We have entered into an agreement with Marvell with regards to the NP-5, which is similar to our agreement with Marvell with regards to the NP-4.

The NPA, in production since late 2010, is a new series of network processors targeting Ethernet Access applications.  Several models of the network processors are offered with combinations of 100-Megabit, 1-Gigabit and 10-Gigabit Ethernet ports.  This family of access NPUs applies the technology we developed for our high-speed NPUs to allow building Ethernet access switching systems.

In 2011, we sampled a lower speed device, the NPA-0, which will complement our access NPU offerings to also address applications that require low throughput at low price points.  In addition to functions available on NPA, the NPA-0 also integrates a central processing unit, or CPU, that can be used as the system host CPU.  As such, the NPA-0 may serve as a complete system-on-a-chip and provide a cost and power effective solution for small access applications, such as mobile base-station traffic backhauling and branch office routing nodes. We expect to enter production with the NPA-0 during the second half of 2012.

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

Future Products

In order to maintain our technology leadership position and broaden the solutions we offer, we continuously develop next generation NPU devices.

In addition, during 2010 we opened a new design center in Kiryat Gat, a city located in the southern part of Israel, at which we are currently developing a new product line, targeting new market segments which we believe will significantly increase our total addressable market.  We are at an early stage of development of the new product line and it will take several years for the new product line to enter production and generate revenues, if the development is successful.

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

Research and Product Development

Currently, 131 employees, representing approximately 78% of our employees, are engaged in research and development.  Our senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.  Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.  Our research and development expenses, net were approximately $13.2 million in 2009, $13.7 million in 2010 and $16.7 million in 2011.  We received research and development grants of approximately $3.0 million in 2009, $3.2 million in 2010 and $5.1 million in 2011.

Sales and Marketing

Our objective is to become a leading supplier of Ethernet network processors.  To meet this objective, we devote significant resources to securing new customers, preferably leading networking equipment vendors, and we place an emphasis on assisting our existing customers in bringing their products to mass market production.

In general, it takes a customer 18 to 24 months to design and bring to market a networking product based on our network processor chips.  During this design phase, the revenues we recognize are mostly attributable to the sale of evaluation systems and development software toolkits that our customers use to assist in the development of their own network processor based products.  As customers move to development of their own boards incorporating our network processor, they purchase sample chips from us for testing purposes.  Once their own designs are completed, customers move into production phase where they begin to manufacture their products.  At this point customers purchase a limited number of network processors for the initial production stage.  Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production.  Volume production of a customer's product is expected to translate into volume sales of our network processors.  We have no direct influence upon the sales and marketing of our customers' products.

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

To facilitate marketing efforts, we have built on our extensive industry exposure through press, conferences and trade shows and have established sales and support offices in California and Massachusetts, as well as local support in China.  Currently, our sales, marketing and support staff consists of 20 professionals and administrative personnel.  This sales force consists of persons with technical training and significant experience in the semiconductor industry.  Sales efforts are augmented by the direct involvement of our senior executives, who work closely with customers to determine product needs.  In some parts of the world our strategy is to work with local marketing channels, including sales agents, resellers and distributors.  These channels are assigned territories of primary responsibility, with exclusive rights in some cases.  We will consider the need for local sales offices when justified by the circumstances.  Our in-house sales and marketing force and the external marketing channels are also responsible for providing local technical support.

Our marketing communications activities include:

•	seminar programs, trade shows, guest speaker invitations and technical conferences;

•	public relations activities and customer events;

•	technical articles in industry publications and marketing collateral materials; and

•	communications on the Internet.

We also work with leading vendors of complementary technologies to provide our customers with fully interoperable solutions.  We provide interoperability with devices from numerous semiconductor companies, including Broadcom (including through the acquired Dune Networks and NetLogic Microsystems), Broadlight, Cortina, Marvell, PMC-Sierra, Vitesse and Zarlink.

Customers

Most of our customers are vendors of networking equipment to which we sell directly or through contract manufacturers or distributors.

Our processors target the Carrier Ethernet equipment market, which consists of five major segments.  Fourteen vendors have significant market share within these five Carrier Ethernet market segments, although not all vendors are active in all segments.  There are many additional vendors actively providing equipment into the various segments, presently with relatively small market shares.  Each vendor that is active in one or more Carrier Ethernet segment represents one or more potential platforms that may use our processors.  Out of the 14 main vendors, currently 11 are EZchip's customers.  We continue to work towards expanding into additional product lines and market segments with our existing customers, as well as winning new customers.

Within the five segments of the Carrier Ethernet market, CESR is currently our main market from which we derive most of our revenues.  There are seven main players in the CESR segment, of which six are currently customers for our NPUs:

•
Cisco has selected a customized version of the NP-3 and NP-4 for its principal CESR platforms.  Pursuant to our agreement with Marvell, Marvell is responsible for the manufacturing and selling of the customized version of the NP-3 and NP-4 to Cisco and pays us a fixed royalty fee that is comparable to the gross profit we would have generated had we sold the chip directly to Cisco.  Since we do not incur any production costs under this model, sales to Cisco result in a higher gross margin to our company.  Cisco entered production with the NP-3 during the first quarter of 2009 and with the NP-4 at the end of 2011, and accounted for approximately 27% of our 2011 revenues.  We expect Cisco, through Marvell, to continue to be our largest customer and the main driver of our revenue growth in the coming years.

•
Juniper Networks, which accounted for approximately 24% of our 2011 revenues, entered production with NP-2 based products in 2006 and was our largest customer until 2010.  In October 2009, Juniper Networks announced its launch of a new family of processors and networking systems incorporating internally developed chips.  As this new family of Juniper Networks products replaces the products that incorporate our NPUs, Juniper Networks is significantly reducing its purchases from us and we expect will ultimately discontinue its purchases from us.

•	ZTE, which accounted for approximately 11% of our 2011 revenues, became a significant customer in 2010, based on our NP-3 NPU. ZTE has also selected the NP-4 for several of its CESR platforms.

•
Huawei, Ericsson and Tellabs together accounted for approximately 13% of our 2011 revenues, mainly from NP-4 samples. These customers selected NP-4 and are expected to enter production with their NP-4 based platforms in the second half of 2012.

Customer Support

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

There are currently two vendors in addition to us  that provide high-speed network processors that target the metro and access switches, and edge routers: Sandburst Corporation (part of Broadcom Corporation) and Xelerated, Inc., which was recently acquired by Marvell.  In addition, Broadcom Corporation (including through Dune Networks, which was acquired by Broadcom) and Marvell have released switch ASICs (non-programmable chips) that target these market segments as well.  Agere Systems Inc. (which was acquired by LSI) and Wintegra Inc. (which was acquired by PMC-Sierra in 2010) are focused on lower speed applications.  Our NPA access NPUs compete with NPUs from these lower speed NPU vendors.  Some customers use FPGAs, mainly from Altera Corporation and Xilinx Inc., to implement packet processing functions and these may be competing solutions as well. Some of our competitors or potential competitors are larger, have significantly greater sales, have greater financial resources and are better known.

We also experience major competition from customers' internal chip design teams who choose to develop their own network processors or in-house ASIC solutions, especially in the CESR segment.

We believe that the principal elements of competition in the market for advanced network processors are integration, flexibility and price.  Integration reduces the chip count (the number of chips needed in a given application to achieve the system manufacturer's design goals), board space, power usage (the watts of electric power required to operate the chip) and ultimately the overall price of a system solution.  Flexibility implies ability to address changing market processing requirements through programming and downloading of new code to the network processor.

Our research and development efforts seek to maximize integration and programming flexibility while minimizing production costs.  Our ability to compete in this emerging market depends largely upon our ability to offer better design and performance than our competitors.

We believe we are the only network processor vendor that currently offers network processors that range in throughput from a few Gigabit to 100 Gigabit per second, all based around common architecture and software.  Other vendors focus on either the high-speed segment (over 20-Gigabit per second) or the low speed segment (up to 20-Gigabit per second).

Most of our network processor competitors' currently-announced products use separate chips for traffic management or provide lesser flexibility or provide lesser throughput.

When compared to the non-programmable ASIC solutions, we believe that our network processors bring flexibility that addresses customers' needs to support new applications, especially in carrier Ethernet equipment, at a reasonable price differential when compared to the price of ASIC solutions.

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

We hold four United States patents, Nos. 6,532,457, 6,594,655, 6,625,612 and 6,778,534.  These patents may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold.  There can be no assurance that others will not develop technologies that are similar or superior to our technology, or design around any patents issued to us.  Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary.  Policing any of such unauthorized uses of our products is difficult, and although we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem.  In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the United States or Israel.  There can be no assurance that our efforts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

Manufacturing

While we engineer and design our products, we do not own or operate a semiconductor fabrication facility and we do not have the resources to manufacture our products internally.

TSMC manufactures our NP-2 line of products using the 0.13 micron process, the special version of our NP-3 NPU, which we developed with Marvell, and the NPA family of products, using the 90 nanometer process.  IBM manufactures our NP-3 line of products using the 90 nanometer process. TSMC also manufactures the NP-4 using the 55 nanometer process.  We work with TSMC through third parties that coordinate and assume responsibility for the manufacturing process.  This fabless manufacturing model enables us to focus on our engineering and design strengths, minimize fixed costs on capital expenditures and still have access to high-volume manufacturing capacity.

We expect that all of our products will be single sourced from fabrication facilities and any late delivery or failure to deliver products could result in delays in satisfying customer demand, increased costs and loss of revenues.

We have been awarded ISO 9001:2008 certification.

C.	ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel.  We have two wholly owned subsidiaries: EZchip Technologies Ltd., a corporation organized under the laws of the State of Israel, and its wholly-owned subsidiary EZchip Inc., a corporation incorporated under the laws of the State of Delaware.

D.	PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property.  Our principal development, marketing and administrative facilities occupy approximately 33,500 square feet of a building in Yokneam, Israel, at an aggregate rental cost of approximately $450,000 in 2011.  The lease for our principal offices expires in January 2014.

We occupy approximately 8,500 square feet of a building in Kiryat Gat, Israel, at an aggregate annual rental cost of approximately $70,000.  The lease expires in October 2015, and we have an option to extend the lease for an additional five years.

We conduct our sales operations through two locations in the United States.  We lease office space in California and Massachusetts under one-year renewable leases.  The aggregate rental cost for the two offices was approximately $85,000 in 2011.

Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business, mainly in Israel.  These purchases totaled $319,000 in 2009, $224,000 in 2010 and $660,000 in 2011.  Our capital expenditures in 2009, 2010 and 2011 were spent primarily for the procurement of research and development hardware equipment and software tools.

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

We maintain our accounts in U.S. dollars, because the U.S. dollar is the currency of the primary economic environment in which our operations are conducted.  We hold most of our cash, cash equivalents, short-term bank deposits and marketable securities in U.S. dollars, sales prices are quoted in U.S. dollars and the majority of purchases of materials and components are quoted invoiced and paid in U.S. dollars.  In addition, a majority of other expenses, principally research and development engineering services and marketing expenses, are incurred outside Israel in U.S. dollars or paid in U.S. dollars.  See Note 2b to our consolidated financial statements.  Nevertheless, a significant portion of the cost of our Israeli operations, mainly personnel related, is incurred in NIS.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. GAAP.

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

Revenues from network processor chips and network processor-based systems are recognized upon shipment in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 605 "Revenue Recognition," when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.  Generally, we do not have any significant obligations after delivery.  We do not grant a right of return to our customers.  In addition, if a sale does not meet all of the criteria, the sale is deferred until all criteria are met.

In certain instances, we sell network processor-based systems together with software tools and maintenance and support services.  In these cases, we comply with the requirements set forth in FASB ASC 605-25 "Revenue Recognition," relating to the separation of multiple deliverables into individual accounting units with determinable fair values.  Revenues from such software tools and maintenance were immaterial during 2009, 2010 and 2011.

In 2006 and 2010, we signed agreements with Marvell according to which Marvell manufactures and sells customized versions of our NP-3 and NP-4 network processors to Cisco and pays us royalties for each chip it sells to Cisco.  Royalty revenue is recorded in accordance with ASC 605-45-45, "Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent," on a net basis.  In accordance with the agreements with Marvell, Marvell sends us royalty reports, once a month, which reflect the prior month's sales.  Accordingly, we recognize royalty revenues in the month that follows the month in which the sales are made by Marvell.

Inventory Valuation

We are required to state our inventories at the lower of cost or market price.  In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels.  Inventory write-offs are provided for slow-moving items or technological obsolescence and are recorded in the consolidated statements of operations.  Once inventory is written down, a new cost basis is established for future periods.  During the year ended December 31, 2011, 2010 and 2009, the inventory write downs were immaterial.

Goodwill

Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired.  We adopted FASB ASC 350 "Intangibles-Goodwill and other," under which goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).  We determined December 31 as the date of the annual impairment test.  We operate in one operating segment, which segment comprises our only reporting unit.  ASC 350 prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment while the second phase (if necessary) measures impairment.  In the first phase of impairment testing, goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value.  As of December 31, 2011, no instances of impairment were found.

Equity-based Compensation Expense

We account for equity-based compensation in accordance with FASB ASC 718 "Compensation-Stock Compensation," which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors.  Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods.  Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited.  If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted.

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

Accounting for Income Tax

We account for income taxes in accordance with FASB ASC 740, "Income Taxes,"  which prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized.

On January 1, 2007, we adopted an amendment to FASB ASC 740, which contains a two-step approach to recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.  We recognize interest and penalties related to unrecognized tax benefits in our provision for income tax.

Marketable Securities

We account for our investments in marketable securities in accordance with FASB ASC 320 "Investments - Debt and Equity Securities."  We determine the classification of marketable securities at the time of purchase and reevaluate such designations as of each balance sheet date.  We classify all of our marketable securities as designated available-for-sale.  Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss).  Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification basis for determining the cost of securities.  The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discount to maturity.  Such amortization, together with interest on securities, is included in the financial income, net.

We recognize an impairment charge when a decline in the fair value of our marketable securities below the cost basis is judged to be other-than-temporary.  When evaluating the investments for other-than-temporary impairment, we review factors such as the length of time and extent to which the fair value has been below cost basis, the financial condition of the issuer and any changes to the issuer, and our intent to sell, or whether it is more likely than not we will be required to sell the investment before recovery of the investment's amortized cost basis.  We did not recognize any impairment charges on outstanding securities during the years ended December 31, 2011, 2010 and 2009.

Valuation of Financial Instruments

We account for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures".  Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.  As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Results of Operations

The following table presents, for the periods indicated, information concerning our results of operations.

	Year Ended December 31,
	2009	2010	2011
	(in thousands, except per share data)
Revenues	$40,046	$61,998	$63,457
Costs of revenues	11,224	15,668	14,409
Amortization of existing technology	1,985	1,915	597
Repayment of OCS grants	--	--	9,938
Gross profit	26,837	44,415	38,513
Operating expenses:
Research and development, net	13,243	13,665	16,695
Sales, general and administrative	8,697	10,001	12,059
Total operating expenses	21,940	23,666	28,754
Operating income	4,897	20,749	9,759
Financial income, net	902	1,130	1,713
Income before taxes	5,799	21,879	11,472
Taxes benefit (taxes on income)	11,675	(8,236)	(3,530)
Net income	17,474	13,643	7,942
Less: Net income attributable to noncontrolling interest	(92)	--	--
Net income attributable to EZchip Semiconductor shareholders	$17,382	$13,643	$7,942
Basic net income per share attributable to EZchip Semiconductor shareholders	$0.74	$0.54	$0.30
Diluted net income per share attributable to EZchip Semiconductor shareholders	$0.66	$0.52	$0.28

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues

We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network processor-based systems, software tools and services.  For the year ended December 31, 2011, revenues increased by $1.5 million, or 2%, to $63.5 million from $62.0 million for the year ended December 31, 2010.  Cisco accounted for $16.9 million (27% of revenues) in 2011, compared to $12.5 million (20% of revenues) in 2010.  Revenues from Cisco are generated through Marvell, which manufactures and sells customized versions of our NP-3 and NP-4 processors to Cisco and pays us royalties for each chip it sells to Cisco.  We recognize revenues on account of such sales on a net basis.  Juniper Networks accounted for $15.3 million (24% of revenues) in 2011, compared to $25.0 million (40% of revenues) in 2010, a decline of 39%.  The decline in sales to Juniper Networks was mainly attributable to its decision to use in-house solutions for their new systems instead of our NP-2. ZTE Corporation accounted for $6.8 million (11% of revenues) in 2011, compared to $6.0 million (10% of revenues) in 2010.  Our other customers as a group accounted for $24.5 million (38% of revenues) in 2011, compared to $18.5 million (30% of revenues) in 2010.  Of the others group, Huawei, Ericsson and Tellabs accounted together for $8.4 million (13% of revenues).

Cost of Revenues

Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers, and to a lesser extent royalties payable to the OCS (in connection with grants received from the OCS in the current and prior years), the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs.  For the year ended December 31, 2011, our cost of revenues decreased by $1.3 million, or 8%, to $14.4 million (23% of revenues) from $15.7 million (25% of revenues) for the year ended December 31, 2010.  The decrease in cost of revenues, as well as the decrease in cost of revenues as a percentage of revenues, was mainly attributable to a higher portion of royalty revenues from Marvell, which bear no cost of goods sold (other than royalties due to the OCS), as well as to lower level of royalties paid to the OCS in 2011 (mainly resulting from concluding paying royalties for the NP-3).

Amortization of Existing Technology

Amortization of existing technology reflects the amortized cost of the intangible asset - "existing technology" - acquired in connection with the purchases of EZchip Technologies shares in a series of share exchange transactions in prior years. Each acquisition of shares of EZchip Technologies (other than the 2009 employee exchange offer) was accounted for according to the purchase method of accounting and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition.  Existing technology is being amortized using the straight-line method over its useful life.  For the year ended December 31, 2011, amortization of existing technology decreased by $1.3 million, or 69%, to $0.6 million from $1.9 million for the year ended December 31, 2010.

Repayment of OCS Grants

During December 2011 we made a one-time early repayment of $9.9 million to the OCS, representing the full balance of the contingent liability related to the NP-4 and NPA grants received. Upon making this payment, we have eliminated all future royalty obligations related to future revenues anticipated from the NP-4 and the NPA and avoided the associated future interest payments related to such obligations.

Gross Profit

For the year ended December 31, 2011, our gross profit decreased by $5.9 million, or 13%, to $38.5 million (61% of revenues) from $44.4 million (72% of revenues) for the year ended December 31, 2010. This decrease in gross profit is primarily a result of the one-time early payment of $9.9 million to the OCS.

Research and Development Expenses, Net

Research and development expenses consist primarily of the salary and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs).  Since April 1, 2006, we have received research and development participation grants from the OCS.  For the year ended December 31, 2011, research and development expenses increased by $4.8 million, or 28%, to $21.7 million (excluding OCS grants of $5.1 million) from $16.9 million (excluding OCS grants of $3.2 million) for the year ended December 31, 2010.  The increase in research and development expenses was mainly attributable to higher labor costs resulting primarily from an increase in the number of research and development employees that we hired, mainly for the new product line development that is being conducted at our new design center in Kiryat Gat.

Sales, General and Administrative Expenses

Sales, general and administrative expenses consist primarily of salaries, commissions to third party sales representatives, participation in trade shows, travel expenses and other marketing expenses, as well as legal, accounting and other services and administrative costs.  For the year ended December 31, 2011, such expenses increased by $2.1 million, or 21%, to $12.1 million from $10.0 million for the year ended December 31, 2010.  The increase was primarily attributable to a higher level of labor costs, sales commissions to third party representatives and a higher level of share-based compensation expenses under ASC 718.

Financial Income, Net

Financial income, net reflects the income or expenses from traditional interest income or financing expenses and from exchange rate fluctuations and currency translation.  For the year ended December 31, 2011, net financial income increased by $0.6 million to $1.7 million from net financial income of $1.1 million for the year ended December 31, 2010.  This increase was mainly attributable to higher levels of cash, cash equivalents short-term deposits and marketable securities with higher yields and interest rates in the 2011 period.

Taxes on Income

For the year ended December 31, 2011, we recorded taxes on income of $3.5 million, as compared to taxes on income of approximately $8.2 million for the year ended December 31, 2010.  The tax expenses resulted from utilization of the deferred tax asset that was created in 2009. During the second half of 2011 we concluded utilizing the tax asset and started utilizing certain tax benefits available to our Approved and Privileged Enterprise programs.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues

For the year ended December 31, 2010, revenues increased by $22.0 million, or 55%, to $62.0 million from $40.0 million for the year ended December 31, 2009, primarily as a result of increased sales to Juniper Networks and Cisco (through Marvell).  Cisco through Marvell accounted for $12.5 million (20% of revenues) in 2010, compared to $3.1 million (8% of revenues) in 2009. Juniper Networks accounted for $25.0 million (40% of revenues) in 2010, compared to $21.6 million (54% of revenues) in 2009.    ZTE Corporation accounted for $6.0 million (10% of revenues) in 2010, compared to $1.5 million (4% of revenues) in 2009.  Our other customers as a group accounted for $18.5 million (30% of revenues) in 2010, compared to $13.8 million (34% of revenues) in 2009.

Cost of Revenues

For the year ended December 31, 2010, our cost of revenues increased by $4.5 million, or 40%, to $15.7 million (25% of revenues) from $11.2 million (28% of revenues) for the year ended December 31, 2009.  The increase in cost of revenues was mainly attributable to the growth in revenues.  The decrease in cost of revenues as a percentage of revenues was mainly attributable to higher portion of royalty revenues from Marvell, which bear no cost of goods sold (other than royalties due to the OCS).

Amortization of Existing Technology

For the year ended December 31, 2010, amortization of existing technology decreased by $0.1 million, or 5%, to $1.9 million from $2.0 million for the year ended December 31, 2009.

Gross Profit

For the year ended December 31, 2010, gross profit increased by $17.6 million, or 66%, to $44.4 million (72% of revenues) from $26.8 million (67% of revenues) for the year ended December 31, 2009, primarily as a result of the increase in revenues.  The increase in gross profit as a percentage of revenues was mainly the result of higher portion of royalty revenues from Marvell, which bear no cost of goods sold (other than royalties due to the OCS), as well as from relatively flat year-over-year labor costs, amortization of intangible assets and stock based compensation.

Research and Development Expenses, Net

For the year ended December 31, 2010, research and development costs increased by $0.6 million, or 4%, to $16.9 million (excluding OCS grants of $3.2 million) from $16.3 million (excluding OCS grants of $3.0 million) for the year ended December 31, 2009.  The increase in research and development expenses was mainly attributable to higher labor costs resulting primarily from an increase in the number of research and development employees.

Sales, General and Administrative Expenses

For the year ended December 31, 2010, such expenses increased by $1.3 million, or 15%, to $10.0 million from $8.7 million for the year ended December 31, 2009.  The increase was primarily attributable to a higher level of labor costs, sales commissions to third party representatives and a higher level of share-based compensation expenses under ASC 718.

Financial Income, Net

For the year ended December 31, 2010, net financial income increased by $0.2 million to $1.1 million from net financial income of $0.9 million for the year ended December 31, 2009.  This increase was attributable mainly to higher levels of cash, cash equivalents short-term deposits and marketable securities in the 2010 period.

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

Effective Corporate Tax Rate

Israeli companies were subject to corporate tax at the rate of 24% of their taxable income in 2011.  On December 5, 2011, the Knesset passed the Law for Tax Burden Reform (Legislative Amendments), 2011 which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate, and increases the corporate tax rate to 25% in 2012 and thereafter.  However, because we have elected to participate in the alternative package of tax benefits for our current Approved and Privileged Enterprises, the income derived from these enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.  The period of tax benefits for our Approved and Privileged Enterprises is valid for ten years following the first year in which we generate net taxable income associated with each enterprise.  Certain investment income derived by us from investments may not be regarded by the Israeli tax authorities as income from our Approved Enterprise or Privileged Enterprises and consequently, may be taxed at the regular statutory rate in Israel.  During 2011 we started to generate tax-exempt income from our Approved Enterprise.  See Item 10.E, "Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959" for more information about these programs.

We and EZchip Inc. had aggregate operating tax loss carryforwards of approximately $32.1 million as of December 31, 2011 ($25.9 million of which relate to EZchip Semiconductor and $6.2 million of which related to EZchip Inc.)

EZchip Inc. is subject to U.S. income taxes.  Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

We and EZchip Technologies have accumulated capital loss carryforwards in the amount of $28.8 million.

To prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate.  This process involves estimating our actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax and accounting purposes.  These differences result in deferred tax assets and liabilities. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. See Notes 2o and 14 to our consolidated financial statements for further information regarding our taxes.

Our Location in Israel

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel.  See Item 3.D. "Key Information – Risk Factors – Risks Relating to Our Location in Israel" for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Impact of Currency Fluctuation

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we use hedging techniques, we cannot eliminate the effects of currency fluctuations.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.  See Note 17 to our consolidated financial statements.  See also discussion in Item 11, "Quantitative and Qualitative Disclosures About Market Risk."

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

Working Capital; Cash, Cash Equivalents; Short-Term Deposits and Marketable Securities. As of December 31, 2011, we had $134.4 million in working capital and $126.8 million in cash, cash equivalents, short-term deposits and marketable securities, compared to $111.6 million in working capital and $101.3 million in cash, cash equivalent, short-term deposits and marketable securities as of December 31, 2010 and $75.0 million in working capital and $67.2 million in cash, cash equivalents, short-term deposits and marketable securities as of December 31, 2009.

Cash flows.  The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$17,083	$26,028	$19,379
Net cash used in investing activities	(4,741)	(37,851)	(40,390)
Net cash provided by financing activities	1,518	9,060	8,082
Increase (decrease) in cash and cash equivalents	13,860	(2,763)	(12,929)
Cash and cash equivalents — beginning of year	20,888	34,748	31,985
Cash and cash equivalents — end of year	$34,748	$31,985	$19,056

Net cash provided by operating activities was approximately $19.4 million for the year ended December 31, 2011 compared with net cash provided by operating activities of approximately $26.0 million for the year ended December 31, 2010 and approximately $17.1 million for the year ended December 31, 2009.  The decrease in cash flows from operating activities in 2011 is mainly attributable to the repayment of OCS grants in the amount of $9.9 million. The improvement in cash flows from operating activities in 2010 compared to 2009 resulted from the increase in operating income during 2010. Other than the repayment of OCS grants in 2011, there was no material change in the mix or type of expenses used in operating activities during 2009 through 2011.

Net cash used in investing activities was approximately $40.4 million for the year ended December 31, 2011.  Of such amount, approximately $39.5 million, net, was used to purchase marketable securities and for investment in short term deposits and approximately $0.9 million was used to purchase property, equipment and technology. Net cash used in investing activities was approximately $37.9 million for the year ended December 31, 2010. Of such amount, approximately $37.3 million, net, was used to purchase marketable securities and for investment in short term deposits, approximately $0.4 million was used to purchase property and equipment and $0.2 million was used to invest in an affiliated company (see Note 2j to our consolidated financial statements). Net cash used in investing activities was approximately $4.7 million for the year ended December 31, 2009.  Of such amount, approximately $4.6 million, net, was used to purchase marketable securities and for investment in short term deposits and approximately $0.1 million was used to purchase property and equipment.

For the year ended December 31, 2011, net cash provided by financing activities was $8.1 million, attributable to proceeds from the exercise of employee stock options.  For the year ended December 31, 2010, net cash provided by financing activities was approximately $9.1 million, of which approximately $8.0 million was attributable to proceeds from the exercise of employee stock options and approximately $1.1 million, net from the issuance of shares in an underwritten public offering. For the year ended December 31, 2009, net cash provided by financing activities was approximately $1.5 million, attributable to proceeds from the exercise of employee stock options.

We believe that our available cash, cash equivalents short term deposits and marketable securities balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

Public Offerings.  In December 2009, we concluded a public offering of our ordinary shares, as described below under Item 7.B. "Major Shareholders and Related Party Transactions – Related Party Transactions."  We used all the net proceeds from the December 2009 public offering to purchase a portion of the securities of EZchip Technologies tendered in the Employee Exchange Offer, as described below under Item 7.B. "Major Shareholders and Related Party Transactions – Related Party Transactions."

In January 2010, we issued and sold 106,893 ordinary shares for a total amount of $1.1 million following the exercise by the underwriter of its over-allotment option granted in the 2009 underwritten public offering.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Currently, 131 employees, representing approximately 78% of our employees, are engaged in research and development.  EZchip Technologies' senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.  The following table sets forth our research and development expenses for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Research and development expenses	$16,292	$16,863	$21,745
Less Office of the Chief Scientist grants	3,049	3,198	5,050
Research and development expenses, net	$13,243	$13,665	$16,695

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

See Item 4.B "Information on the Company – Business Overview" and the discussion in Item 5.A "Operating Results and Financial Review and Prospects – Operating Results."

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our material contractual obligations as of December 31, 2011:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$365	$365	$--	$--	$--
Uncertain income tax position (1)	313	--	--	--	--
Severance pay (2)	6,081	--	--	--	--
Total	$6,759	$365	$--	$--	$--
_________
(1)
Uncertain income tax position under FASB ASC 740, "Income Taxes," is due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 14a to our consolidated financial statements for further information regarding our liability under ASC 740.

(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law.  These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $0.9 million is unfunded.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position(s)
Benny Hanigal(1)	62	Chairman of the Board
Eli Fruchter(1)(2)	56	Director, President and Chief Executive Officer of EZchip Technologies
Dror Israel	43	Chief Financial Officer
Amir Eyal	52	Vice President – Business Development of EZchip Technologies
Ran Giladi (1)(3)	57	Director
Karen Sarid (3)(4)	61	Director
Shai Saul (1)(3)(4)(5)	50	Director
David Schlachet (2)(3)(4)(5)	66	Director
___________________
(1)	Member of our Strategy Committee.
(2)	Member of our Risk Management Committee.
(3)	"Independent Director" under rules of the Securities and Exchange Commission, NASDAQ Stock Market Rules and the Israeli Companies Law (see explanation below)
(4)	Member of our Audit Committee.
(5)	"Outside Director" within the meaning of the Israeli Companies Law (see explanation below)

Benny Hanigal has served as the Chairman of our Board of Directors since December 2007, and as the Chairman of the Board of Directors of EZchip Technologies since December 2006.  Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund.  In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995.  In 1995, Lannet Ltd. was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997.  From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds.  Mr. Hanigal also served as a director of Alvarion Ltd until 2011.  Mr. Hanigal holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

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

Prof. Ran Giladi has served as a director of our company since December 2001.  Prof. Giladi is a faculty member of Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1996 until 2000 and he resumed such position in 2010.  Prof. Giladi was the active Chairman of DiskSites, Inc., which was acquired by Expand Networks Ltd. in 2006.  Prof. Giladi co-founded InfoCyclone Inc. and was its President and Chief Executive Officer from 2000 until 2002.  Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986.  Prof. Giladi holds a B.Sc. degree in Physics and an M.Sc. degree in Biomedical Engineering, both from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

Karen Sarid has served as a director of our company since December 2001 and is a member of our Audit Committee.  Ms. Sarid serves as President of Alma Lasers Ltd since January 2012. Ms. Sarid served as President and General Manager of Syneron Medical Israel from 2009 to 2010.  Ms. Sarid served as the General Manager of Galil Medical Israel from 2007 to 2009.  Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market.  Prior to that and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd.  From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group.  From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that was traded on the NASDAQ Stock Market.  Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996.  Ms. Sarid also serves as a director of Oridion Systems Ltd. and Gilat Satellite Networks Ltd.  Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

Shai Saul has served as a director of our company since December 2006 and is a member of our Audit Committee.  Mr. Saul has served as General Partner of DFJ Tel Aviv Venture Partners, an Israeli technology-focused venture capital fund since 1999.  From 2000 to 2009, Mr. Saul served as Chairman of CopperGate Communications, a developer of chips for the in-home IPTV market (acquired by Sigma Designs), and during 2001, he served as CopperGate's Chief Executive Officer.  From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN, acquired by SafeNet).  From 1993 to 1994, Mr. Saul served as Chief Executive Officer of Ganot Ltd., a cleantech company.  Mr. Saul also serves as a director of Superfish, among others.  His past investments and board positions include Native Networks, a developer of carrier-class optical Ethernet transport solutions (acquired by Alcatel), Allot Communications (NASDAQ: ALLT), a provider of bandwidth management solutions, Wave Systems, fables developer of authentication chips (NASDAQ: WAVX), and Voltaire, a developer of scale-out solutions for high performance data centers (NASDAQ: VOLT acquired by Mellanox, NASDAQ:MLNX).  Mr. Saul holds an LL.B. degree from Tel Aviv University.

David Schlachet has served as director of our company since September 2005 and is a member of our Audit Committee.  Mr. Schlachet served as Chief Executive Officer of Syneron Medical Ltd. from November 2005 to May 2007, after having served as its Chief Financial Officer from July 2004 to November 2005.  From January 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in life sciences.  From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group.  Mr. Schlachet also served as an active Chairman of Elite Industries Ltd.  From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science.  Mr. Schlachet serves as a director of Syneron Medical Ltd., a NASDAQ-listed company, and Syneron Beauty, a subsidiary of Syneron, and is a director of BioCancell Therapeutic Inc., Mazor Surgical Technology Ltd. and Taya Investment Company Ltd., which are traded on the Tel Aviv Stock Exchange.  Mr. Schlachet also serves as a director and audit committee member of the Tel Aviv Stock Exchange and as a director of the Tel Aviv Stock Exchange Clearing House and Maof Clearing House and as Chairman of CellCure Neurosciences Ltd., a privately-held biotechnology company.  Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid during 2011 to all of our directors and executive officers as a group (eight persons) for services in all capacities was approximately $787,000. This amount includes amounts set aside to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, in the amount of approximately $92,000. This aggregate amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.  All our executive officers work full time for us.

During the year ended December 31, 2011, we paid each of our outside directors approximately $3,142 per quarter and approximately $450 per meeting attended.  Our other non-executive directors did not receive any cash compensation during 2011, except for Mr. Benny Hanigal.  We pay Mr. Hanigal a $3,000 monthly fee for his service as Chairman of our Board of Directors.

During 2011, we granted our directors and executive officers as a group an aggregate of 94,600 restricted share units, all of which were granted under our 2003 Amended and Restated Equity Incentive Plan.  See Item 6E. "Directors, Senior Management and Employees - Share Ownership - Equity Incentive Plans."

We follow Israeli law and practice, instead of the NASDAQ Stock Market Rules requirements, regarding the compensation of our executive officers.  See Item 16G. "Corporate Governance."

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

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  See Item 16G. "Corporate Governance."

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

Outside and Independent Directors

Outside Directors.  In accordance with the Israeli Companies Law, as an Israeli public company, we are required to have at least two outside directors.  The outside directors must meet certain statutory requirements of independence.  In general, the term of office of an outside director is three years, which can be extended for two additional three year-terms (there are no prescribed terms of service for the other directors of the company).  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Select Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.  An outside director can be removed from office only under very limited circumstances.

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

In accordance with the Israeli Companies Law, at least one of the outside directors must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Select Market, such as our company, are not required to appoint an outside director with "accounting and financial expertise" if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have "professional qualification."  Our outside director, Mr. David Schlachet, has "accounting and financial expertise" and our other outside director, Mr. Shai Saul, has "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law.

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

Messrs. Shai Saul and David Schlachet serve as our outside directors under the Israeli Companies Law.  Mr. Saul's term will expire in November 2012 and Mr. Schlachet's term will expire in July 2014, following which their service as an outside director may each be extended for additional three-year terms.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the Securities and Exchange Commission.  In addition, under the Israeli Companies Law, a majority of the audit committee members must comply with the director independence requirements prescribed by the Israeli Companies Law.  Our Board of Directors has determined that each of Messrs. Giladi, Saul and Schlachet and Ms. Sarid qualifies as an independent director under the requirements of the Securities and Exchange Commission, NASDAQ and the Israeli Companies Law.

Pursuant to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law, as well as certain other recommended corporate governance provisions.  We have not included such provisions in our articles of association since our board of directors complies with the independence requirements and the corporate governance rules of NASDAQ and the Securities and Exchange Commission regulations.  In any event, as described above, a majority of our board of directors and all members of our audit committee are directors who comply with the independence criteria prescribed by the Israeli Companies Law.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee.  An audit committee must consist of at least three directors, including all of the outside directors (one of whom must serve as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Israeli Companies Law.  The audit committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder.  Individuals who are not permitted to be audit committee members may not participate in the committee's meetings other than to present a particular issue.  However, an employee who is not a controlling shareholder or relative may participate in the committee's discussions but not in any vote, and the company's legal counsel and corporate secretary may participate in the committee's discussions and attend the voting.

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

Under the NASDAQ Stock Market Rules we are required to have an audit committee consisting of at least three independent members, each of whom is financially literate and satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee currently consists of Shai Saul, Karen Sarid and David Schlachet.  We believe that the composition and function of the audit committee comply with the requirements of the Israel Companies Law, the Securities and Exchange Commission and NASDAQ Stock Market Rules.

Risk Management Committee

Our board of directors established a Risk Management Committee to supervise currency risk management and the investment of our company's funds.  Our Risk Management Committee currently consists of Eli Fruchter and David Schlachet.  Our Chief Financial Officer, Dror Israel, and an outside consultant in the field of risk management regularly advise the committee's members.

Strategy Committee

Our board of directors established a Strategy Committee to review and consider strategic directions for the company.  Our Strategy Committee currently consists of Benny Hanigal, Eli Fruchter, Prof. Ran Giladi and Shai Saul.  Our Chief Financial Officer, Dror Israel, our Chief Technology Officer, Guy Koren, and our Vice President – Business Development, Amir Eyal, regularly advise the committee's members.

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

Directors' Service Contracts

We do not have any service contracts with our directors, except for the $3,000 monthly fee we pay to Mr. Benny Hanigal for his services as Chairman of our Board of Directors.

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

An "office holder" is defined as any managing director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of these positions regardless of that person's title, or any director or any manager directly subordinate to the general manager.  Each person listed in the table under "Director and senior management" is an office holder.

Disclosure of Personal Interest of an Office Holder. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  "Personal interest," as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney.  "Personal interest" does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company's board of directors that discusses the particular transaction.  This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an "extraordinary transaction."  An "extraordinary transaction" is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company's profitability, assets or liabilities, and a "relative" is defined as a spouse, sibling, parent, grandparent, descendant, and includes the descendant, sibling or parent of a spouse, as well as the spouse of any of the foregoing.

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

•
the terms of compensation or employment or engagement of a controlling shareholder or his or her relative, as an officer holder or employee of our company or as a service provider to the company, including through a company controlled by a controlling shareholder.

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

Duties of Shareholders.  Under the Israeli Companies Law, a shareholder also has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company's authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

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

•	reasonable legal costs, including attorneys' fees, expended by the office holder or for which the office holder is charged by a court:

o	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

o	in a criminal action from which the office holder is acquitted, or

o	in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

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

D.	EMPLOYEES

As of March 26, 2012, we had 169 employees. The following table presents the number of our employees categorized by activity as of December 31:

	As of December 31,
	2009	2010	2011
Operations	9	9	9
Research and development	86	105	126
Sales and marketing	18	20	20
General and administrative	9	9	9
Total	122	143	164

The following table presents the number of our employees categorized by geographic location as of December 31:

	As of December 31,
	2009	2010	2011
Israel	115	133	155
United States	6	7	7
China	1	3	2
Total	122	143	164

We believe that our company has good relations with its employees and we have never experienced a labor dispute, strike or work stoppage.

Israeli labor laws are applicable to our company's employees in Israel.  Such laws principally concern the length of the workday and the workweek, minimum wages for workers, minimum annual leave, insurance for work-related accidents, procedures for dismissing employees and determination of severance pay.  Israeli employers are also required to make payments to Israel's National Insurance Institute with respect to employees.  In addition, certain provisions of the collective bargaining agreements between the "Histadrut" (Israel's General Federation of Labor) and the Israeli Coordinating Bureau of Economic Organization apply to our employees in Israel pursuant to administrative orders extending them to all private sector employees.  According to such administrative orders, all Israeli employers are required to provide certain escalations of the wages in relation to the increases in the Israeli consumer price index as well as to provide minimum annual convalescence payments.  All of our employees are covered by comprehensive life and pension insurance policies.

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

All of our Israeli employees are covered by life and/or pension insurance policies providing customary benefits to employees, including retirement and severance benefits.  Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to all employees in Israel, including our Israeli employees.  According to such provisions, all employees employed for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.  We contribute 13.3% of base wages to such plans and employees contribute between 5.0% to 7% of their base wages.  We also contribute 7.5% of base wages to certain "professional education" funds for our employees and they contribute 2.5% of base wages.  Our contribution is limited to the maximum amounts that are not considered taxable income to the employee.  Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  The payments to the National Insurance Institute are determined progressively in accordance with wages.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 26, 2012 for (i) each of our executive officers and directors that beneficially owns more than 1% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group.  The information in the table below is based on 28,006,571 ordinary shares outstanding as of March 26, 2012.

Name	Number of Shares(1)	Percent
Eli Fruchter (2)	539,890	1.93%
All directors and executive officers as a group (8 persons)(3)	775,109	2.75%
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

(2)
Based on information available to the company.  Includes options to purchase 12,500 ordinary shares that are exercisable within 60 days of the date of this table, and 2,102 restricted share units that vest within 60 days of the date of this table. The address for Mr. Fruchter is c/o EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.

(3)
As of March 26, 2012 all directors and executive officers as a group (8 persons) held options to purchase an aggregate 21,631 ordinary shares that are exercisable within 60 days of the date of this table and 10,584 restricted share units that vest within 60 days of the date of this table.  Such options have a weighted average exercise price of $14.65 and expire between July 2015 and February 2016.

None of our directors and executive officers beneficially owns more than 1% of our outstanding shares, other than Eli Fruchter, a member of our Board of Directors and President and Chief Executive Officer of EZchip Technologies.

As of December 31, 2011, our executive officers and directors as a group held options to purchase an aggregate of 567,601 of our ordinary shares.  The weighted average exercise price of these options was $12.62 and their expiration dates ranged from October 2013 and September 2016.  As of December 31, 2011, our executive officers and directors as a group held an aggregate of 161,668 restricted share units.

Equity Incentive Plans

EZchip Semiconductor Equity Incentive Plans

2003 Amended and Restated Equity Incentive Plan.  In October 2003, EZchip Semiconductor adopted the 2003 Israeli Share Option Plan.  The plan was amended in December 2006 and further amended in December 2007, October 2010 and February 2012.  In 2007, the plan was renamed the 2003 Amended and Restated Equity Incentive Plan, or the 2003 Israel Plan.  The 2003 Israel Plan is administered by our Board of Directors, or a committee of the Board that is delegated authority to act as the administrator.  The administrator has broad discretion, subject to certain limitations, to determine the persons entitled to receive awards, the terms and conditions on which awards are granted and the number of shares subject to each award granted.  Under the 2003 Israel Plan, we may grant restricted share units, or RSUs, and options to purchase our ordinary shares to Israeli employees, directors, consultants, advisers and service providers of our company and its subsidiaries.  In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive awards under the 2003 Israel Plan are afforded certain tax benefits (excluding our controlling shareholders or those who are not our employees or directors).  We have elected the benefits available under the "capital gains" alternative.  There are various conditions that must be met in order to qualify for these benefits, including registration of the awards in the name of a trustee for each of the employees who is granted awards.  Each award, and any ordinary shares acquired upon the exercise of the award, must be held by the trustee for a period of 24 months.  The 2003 Israel Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant.  Awards granted under the 2003 Israel Plan are generally exercisable over four years.  Awards that are not exercised will become available for further grant by the Board under the 2003 Israel Plan.  In addition, on January 1st of each year, to the extent the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan on such date is less than 4% of the number of ordinary shares issued and outstanding on such date, the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan will automatically increase on such date to equal 4% of the number of ordinary shares issued and outstanding on such date.  In October 2010 and in February 2012, our Board of Directors approved amendments to the 2003 Israel Plan increasing the number of ordinary shares that may be granted under such plan by 2,100,000 shares and by 2,500,000 shares, respectively.

As of December 31, 2011, 1,006,620 ordinary shares were available for future issuances under the 2003 Israel Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan.

As of December 31, 2011, options to purchase an aggregate of 1,293,521 ordinary shares were outstanding under the 2003 Israel Plan, with a weighted average exercise price of $14.41 per share and expiration dates ranging from February 2015 to October 2016.  In addition, as of December 31, 2011, 608,799 RSUs were outstanding under the 2003 Israel Plan.

EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan.  In December 2007, EZchip Semiconductor adopted the 2007 U.S. Equity Incentive Plan, or the 2007 U.S. Plan.  Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan.  In general, the exercise price of incentive stock options granted under the 2007 U.S. Plan must be at least equal to 100% of the fair market value of the ordinary shares on the date of grant.  If, however, incentive stock options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our share capital or the share capital of any parent or subsidiary of our company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of such incentive stock options must not exceed five years.  In July 2010, our shareholders approved an amendment to the 2007 U.S. Plan increasing the number of ordinary shares that may be granted under such plan by 500,000 shares.

As of December 31, 2011, 389,250 ordinary shares were available for future issuance under the 2007 U.S. Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan.

As of December 31, 2011, options to purchase an aggregate of 139,411 ordinary shares were outstanding under the 2007 U.S. Plan, with a weighted average exercise price of $14.43 per share and expiration dates ranging from February 2015 to October 2016.  In addition, as of December 31, 2011, 60,208 RSUs were outstanding under the 2007 U.S. Plan.

2009 Israel Equity Plan.  In November 2009, EZchip Semiconductor adopted the 2009 Israel Equity Plan.  The plan was adopted in connection with the Employee Exchange Offer, as described below under Item 7.B. "Major Shareholders and Related Party Transactions – Related Party Transactions," for the sole purpose of issuing options to purchase our ordinary shares to our former and current Israeli employees who elect to exchange their options to purchase ordinary shares of EZchip Technologies.  The 2009 Israel Equity Plan is administered by our Board of Directors or a committee of the Board that is delegated authority to act as the administrator.  Under the 2009 Israel Plan, we may grant options to purchase our ordinary shares to former and current employees, directors, consultants, advisers and service providers of our company and subsidiaries in exchange for their options to purchase ordinary shares of EZchip Technologies.  The 2009 Israel Equity Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant.  All awards granted in 2009 and 2010 under the 2009 Israel Equity Plan were immediately exercisable.

As of December 31, 2011, options to purchase an aggregate of 121,227 ordinary shares were outstanding under the 2009 Israel Equity Plan, with a weighted average exercise price of $2.91 per share and expiration dates ranging from July 2013 to January 2016, all of which were granted in December 2009 and during 2010 as part of the Employee Exchange Offer.

As of December 31, 2011, 952,940 ordinary shares were available for future issuance under the 2009 Israel Equity Plan, which amount is reduced by one share for each option that we grant under the plan.  However, we do not intend to grant any additional options pursuant to the 2009 Israel Equity Plan.

EZchip Technologies Option Plans

Following our acquisition of substantially all of EZchip Technologies' shares, we discontinued our practice of granting EZchip Technologies employees options to purchase shares of EZchip Technologies pursuant to the EZchip Technologies' option plans.  Instead, since 2008 all incentive awards to EZchip Technologies employees consist of options or RSUs to purchase ordinary shares of our company.

In December 2009 and during 2010, as part of the Employee Exchange Offer, as described below under Item 7.B. "Major Shareholders and Related Party Transactions – Related Party Transactions," all of the outstanding options to purchase ordinary shares of EZchip Technologies were exchanged for a combination of options to purchase our ordinary shares and cash.

As of December 31, 2011 and following the completion of the Employee Exchange Offer, there were no outstanding options to purchase ordinary shares of EZchip Technologies.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

As of March 26, 2012, we are not aware of any person who beneficially owns 5% or more of our outstanding ordinary shares.  Each of our outstanding ordinary shares has identical rights in all respects.

Significant Changes in the Ownership of Major Shareholders

JK&B Capital and The Goldman Sachs Group.  On January 22, 2008, we issued an aggregate of 5,011,841 of our ordinary shares to The Goldman Sachs Group, Inc. and three of its affiliates and to JK&B Shalom II LLC and JK&B Capital III, Civil Law Partnership in exchange for the EZchip Technologies shares previously held by them.  The ordinary shares were issued pursuant to an exchange right agreement EZchip Semiconductor entered into with these shareholders.  Following the completion of the underwritten public offering in December 2009, as described below under Item 7.B. "Major Shareholders and Related Party Transactions – Related Party Transactions," the funds affiliated with Goldman, Sachs & Co. and JK&B Capital filed Schedule 13G/As with the Securities and Exchange Commission on December 22, 2009 and December 24, 2009, respectively, to report that they no longer beneficially owned any of our ordinary shares.

Empire Capital Management, L.L.C. and Empire GP, L.L.C. On August 30, 2010, Empire Capital Management, L.L.C., or Empire Management, together with Empire Capital Partners, L.P., or Empire Partners, Empire GP, L.L.C., or Empire GP, Scott A. Fine and Peter J. Richards filed a Schedule 13G with the Securities and Exchange Commission.  The Schedule 13G indicated that Messrs. Fine and Richard each had beneficial ownership of 5.5% of our ordinary shares, of which 4.0% are beneficially held by Empire Management and 1.5% are beneficially held by each of Empire Partners and Empire GP.  On November 23, 2010, such reporting persons filed Amendment No. 1 to Schedule 13G with the Securities and Exchange Commission reporting that Messrs. Fine and Richard each had beneficial ownership of 10.4% of our ordinary shares, of which 7.4% are beneficially held by Empire Management and 3.0% are beneficially held by each of Empire Partners and Empire GP.  On February 15, 2011, such reporting persons filed Amendment No. 2 to Schedule 13G with the Securities and Exchange Commission reporting that Messrs. Fine and Richard each had beneficial ownership of 6.3% of our ordinary shares, of which 4.4% are beneficially held by Empire Management and 1.9% are beneficially held by each of Empire Partners and Empire GP.  On February 14, 2012, such reporting persons filed Amendment No. 3 to Schedule 13G with the Securities and Exchange Commission reporting that as of December 31, 2011 none of the reporting persons beneficially owned any of our ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 23, 2012, there were 38 holders of record of our ordinary shares, including 31 holders of record residing in the United States holding approximately 98.5% of the aggregate 28,006,571 ordinary shares outstanding as of such date.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 98.45% of our outstanding ordinary shares as of such date).

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

Following the completion of the Employee Exchange Offer, we increased our ownership interest in EZchip Technologies to 100%.  The dilution of each of our shareholder's percentage of ownership in our company as a result of the Employee Exchange Offer was substantially offset by the increase in our company's holdings in EZchip Technologies to 100% of the outstanding shares.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.           FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See the consolidated financial statements included under Item 18 "Financial Statements."

Export Sales

See Note 15b to the consolidated financial statements.

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

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2011.

ITEM 9.           THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares were listed on the NASDAQ Global Market under the symbol "LNOP" from our initial public offering in November 1992 until April 14, 2003, at which date the listing of our ordinary shares was transferred to the NASDAQ Capital Market.  From January 4, 2008 until December 31, 2010, our ordinary shares were listed on the NASDAQ Global Market, and since January 1, 2011, our ordinary shares have been listed on the NASDAQ Global Select Market.  On January 17, 2008 our NASDAQ symbol changed to "EZCH."  Since April 1, 2002, our ordinary shares have also been traded on the Tel Aviv Stock Exchange.

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

Annual Share Price Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 1, 2011), the NASDAQ Global Market (for periods from January 4, 2008 through December 31, 2010) and the NASDAQ Capital Market (for periods prior to January 4, 2008) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2007	$24.89	$11.20	$24.72	$11.43
2008	$18.79	$5.63	$19.32	$6.85
2009	$18.12	$9.95	$17.66	$10.51
2010	$29.73	$11.62	$29.49	$11.78
2011	$37.85	$26.55	$37.38	$25.17

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 1, 2011) and the NASDAQ Global Market (for periods prior to January 1, 2011) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low

2009
First quarter	$18.12	$9.95	$17.25	$10.81
Second quarter	$17.14	$12.25	$17.66	$12.69
Third quarter	$16.63	$11.06	$16.96	$11.23
Fourth quarter	$14.23	$10.55	$14.59	$10.51

2010
First quarter	$20.25	$11.62	$20.52	$11.78
Second quarter	$20.80	$14.97	$20.32	$15.28
Third quarter	$26.61	$16.93	$26.45	$16.59
Fourth quarter	$29.73	$22.64	$29.49	$23.11

2011
First quarter	$33.48	$26.55	$33.91	$25.17
Second quarter	$37.00	$27.51	$36.78	$27.40
Third quarter	$37.85	$27.70	$37.38	$28.27
Fourth quarter	$37.62	$28.28	$36.37	$28.06
2012
First quarter (through March 26, 2012)	$45.75	$28.41	$45.02	$28.42

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2011	$37.62	$29.85	$36.37	$29.90
November 2011	$35.90	$28.75	$34.96	$28.06
December 2011	$32.61	$28.28	$31.92	$28.09
January 2012	$34.30	$28.41	$33.91	$28.42
February 2012	$41.67	$32.42	$41.11	$32.60
March 2012 (through March 26, 2012)	$45.75	$39.50	$45.02	$39.33

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

See Item 9A. "The Offer and Listing - Offer and Listing Details."

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSE OF THE ISSUE

Not applicable.

ITEM 10.         ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Dividend and Liquidation Rights; Rights to Shares in our Company's Profits.  We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits.  Under the Israeli Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company's articles of association require otherwise.  Our articles of association provide that the board of directors may declare and distribute interim dividends without the approval of the shareholders, but the payment of a final dividend requires shareholder approval.

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

On January 1, 2007, EZchip Technologies and Juniper Networks entered into an Agreement for Purchase and Sale of Goods.  Under the agreement, we agreed to supply to Juniper Networks our network processors for incorporation in Juniper Networks' network equipment products and components upon orders issued by Juniper Networks or its affiliates.  Currently, we supply Juniper Networks with our NP-2 network processor.  The agreement was for an initial term of three years and is automatically extended for successive two-year terms, unless terminated by either party upon prior notice in accordance with its terms.  The agreement does not provide for any minimum purchase orders by Juniper Networks.  For the years ended December 31, 2009, 2010 and 2011, Juniper Networks paid us under the agreement $21.6 million, $25.0 million and $15.3 million, respectively.  This summary is qualified in its entirety by the text of the agreement, which is an exhibit to this Annual Report.

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

On April 12, 2006, EZchip Technologies and Marvell entered into a Technology Development, License and Manufacturing Agreement, as amended September 2006, and EZchip Technologies, Marvell and Cisco entered into a Business Term Agreement, dated November 15, 2006. Pursuant to the agreements with Marvell and Cisco, Marvell is responsible for the manufacturing and selling of the customized version of our NP-3 processor to Cisco and pays us a fixed royalty fee per each chip sold to Cisco.  Cisco entered production with our NP-3 during the first quarter of 2009 and through Marvell accounted for approximately 27% of our 2011 revenues.  On September 24, 2009, EZchip Technologies and Marvell further amended the Technology Development, License and Manufacturing Agreement, and on December 7, 2010, EZchip Technologies, Marvell and Cisco entered into a new Business Term Agreement relating to our NP-4 processor, which applied substantially the same commercial terms that apply to our NP-3 processor also to the NP-4.  In addition, the new agreement with Marvell provides that Marvell will also act as the ASIC vendor of the general version of the NP-4 processor that will be sold by us directly to all NP-4 customers, excluding Cisco who will buy the special version NP-4 processor from Marvell. NP-4 has entered into production in late 2011. Currently Cisco through Marvell is our largest customer and we expect Cisco to remain our largest customer and the main driver of our revenue growth in the coming years.  The agreements do not provide for any minimum purchase orders by EZchip, Marvell or Cisco, or for a specific termination date. For the years ended December 31, 2009, 2010 and 2011, Marvell paid us under the agreements $3.1 million, $12.5 million and $16.9 million, respectively.  This summary is qualified in its entirety by the text of the agreements, which are exhibits to this Annual Report.

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

General Corporate Tax Structure in Israel

Israeli companies were generally subject to corporate tax at the rate of 24% of their taxable income in 2011.  Corporate tax rates applicable for 2008, 2009 and 2010 were 27%, 26% and 25%, respectively.

On December 5, 2011, the Knesset passed the Law for Tax Burden Reform (Legislative Amendments), 2011 which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate, and increases the corporate tax rate to 25% in 2012 and thereafter. The new law was enacted as of December 31, 2011 and had no material effect on the Company's financial statements.

In 2006, transfer pricing regulations came into force, following the introduction of Section 85A of the Israeli Tax Ordinance under Amendment 132.  The transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arms' length principle and reported and taxed accordingly.

In 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting in 2008 and thereafter.  Starting in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the consumer price index carried out in the period up to December 31, 2007.  The amended law includes, among other provisions, the elimination of the inflationary additions and deductions and the additional deduction for depreciation for the period starting in 2008.

Israeli companies are subject to 25% capital gains tax on gains earned after January 1, 2003.

However, as discussed below, the standard corporate tax rate may be effectively reduced for income derived from an Approved Enterprise and Privileged Enterprise.

Law for the Encouragement of Capital Investments, 1959

The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise and Privileged Enterprise and qualify for certain tax benefits.

Until April 2005, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor.  Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.  Under the Approved Enterprise program, a company is eligible for governmental grants.  The tax benefits under such program are generally limited to 7-10 years.  A company may elect to receive an alternative package comprised of tax benefits, referred to as the Alternative Track, rather than grants.  Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two, six or ten years of the benefit period, depending on the geographic location of the Approved Enterprise within Israel), and subject to tax at the reduced rate of 10%-25% for the remaining benefit period. The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise.

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

The tax benefits granted to a Privileged Enterprise are determined according to one of the following tax routes:

•
Similar to the Alternative Track for an Approved Enterprise program, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Privileged Enterprise.  The benefits period is ten years.  Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

If a company distributes dividends out of income derived from tax-exempt Approved/Privileged Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that the company may distribute.

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

The benefits available to an Approved/Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and with respect to an Approved Enterprise, the criteria set forth in the applicable certificate of approval.  If we do not fulfill these conditions in whole or in part, the benefits can be cancelled and it may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest.  We believe that our Approved Enterprise and Privileged Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

As a result of the amendment to the Investment Law in April 2005, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.

Amendment to the Law for the Encouragement of Capital Investments, 1959

In January 2011, new legislation amending the Investment Law was adopted.  Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law’s incentives, which are limited to income from Approved Enterprises and Privileged Enterprises during their benefits period.  Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter.  Certain “Special Industrial Companies” that meet certain criteria will benefit from further reduced tax rates of 5% in Zone A and 8% elsewhere.  The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).  Under the transition provisions of the new legislation, we may decide to irrevocably implement the new law while waiving benefits provided under the Investment Law as currently in effect or to remain subject to the Investment Law as currently in effect.  Changing from the current law to the new law is permitted at any time.  We do not expect the new law to have a material effect on the tax payable on its Israeli operations in the foreseeable future.

Law for Encouragement of Research and Development in the Industry, 1984

Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or the OCS, under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law.  Through December 31, 2011, we had applied and received approval for grants totaling $16.8 million from the OCS.  Under Israeli law and the approved plans, royalties on the revenues derived from sales of any of our products incorporating OCS funded know-how (including ancillary services) are payable to the Israeli government, generally at the rate of 4.0% during the first three years and 4.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/NIS exchange rate.  Royalties are paid on our consolidated revenues for products for which we received OCS participation.  With respect to royalties for revenues derived from the partnership with Marvell, royalties to the OCS will be calculated based on Marvell’s sale price to Cisco.  The grants also bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

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

During December 2011 we made a one-time early repayment of $9.9 million to the OCS, representing the full balance of the contingent liability related to the NP-4 and NPA grants received. Upon making this payment, we have eliminated all future royalty obligations related to future revenues anticipated from the NP-4 and the NPA and avoided the associated future interest payments related to such obligations. As of December 31, 2011, we had an outstanding contingent obligation to pay royalties in the amount of approximately $4.8 million.

Law for the Encouragement of Industry (Taxes), 1969

We believe that EZchip Technologies currently qualifies as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the Industrial Encouragement Law).  The Industrial Encouragement Law defines an Industrial Company as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, from an industrial enterprise owned by that company whose major activity in a given tax year is industrial production.

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

Taxation of Shareholders on Receipt of Dividends

Taxation of Non-Israeli Shareholders

Under Israeli tax law, a distribution of dividends from income attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a dividend distributed by Foreign Investors Company according to the Investment Law).  Any distribution of dividends from income that is not attributable to an Approved/Privileged Enterprise will be subject to tax in Israel, commencing January 1, 2012, at the rate of 25% unless a lower rate is applicable under a double taxation treaty, except that dividends distributed to an individual who is deemed "substantial shareholder" are subject to tax at the rate of 30%.  These rates are the final taxes in Israel on dividends for individual and corporate non-residents of Israel.  Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income.  This includes income from Israeli derived interest, dividends and royalties.

Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a United States resident is 25% (as of January 1, 2012, following the Law for Tax Burden Reform (Legislative Amendments), 2011) or 15% in connection with an Approved Enterprise/Privileged Enterprise.

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

Taxation of Israeli Shareholders

As of January 1, 2012, Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 25%, or 30% for a shareholder that is considered a material shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution.

Dividends paid from income derived from attributable to an Approved/Privileged Enterprise are subject to tax, which is withheld at the source, at the rate of 15%.  This limitation does not apply if the company qualifies as a foreign investors' company according to the Investment Law.  We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders' tax liability to this tax rate.

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

Capital Gains Taxes Applicable to Israeli Residents

As of January 1, 2006, the tax rate on capital gains to a non-principal individual shareholder (those persons holding less than 10% of our ordinary shares), derived from sales of shares listed on a stock exchange, is 25% on the real capital gain accrued from January 1, 2003 and 30% to an individual material shareholder.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle, or appreciated financial position or a hedging or conversion transaction.

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

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation.  In addition, this summary does not include any discussion of state, local or foreign taxation.

You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  You will be required to include this amount of dividends in gross income as ordinary income.  Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “-Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received.  A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.  U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for United States foreign tax credit purposes.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2011 will be subject to tax at a reduced maximum tax rate of 15 percent.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

In addition to the taxes on dividends and dispositions of our ordinary shares described above, recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on net investment income, which may include dividends and capital gains, for taxable years beginning after December 31, 2012.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the Internal Revenue Service, or the IRS.  In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date.  Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year which produce or are held for the production of passive income. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", or a QEF election, or to "mark-to-market" your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•	you would be required to make an annual return on IRS Form 8621.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above.  If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you.  You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

Alternatively, assuming the ordinary shares qualify as “marketable stock” within the meaning of section 1296(e) of the Code, if you elect to “mark-to-market” your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years).  Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at the rate (currently) of 28%.  Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Beginning with the 2011 tax year, U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their U.S. Federal income tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

F.	DIVIDEND AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to certain of the information reporting requirements of the Exchange Act.  As a "foreign private issuer," we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of the ordinary shares.  In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also furnish reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.  We post our Annual Report on Form 20-F on our website (www.ezchip.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.  The information on our website is not incorporated by reference into this annual report.

This report and other information filed or to be filed by us can be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at:

100 F Street, NE
Public Reference Room
Washington, D.C. 20549

You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.   The Exchange Act file number for our Securities and Exchange Commission filings is 000-20860.

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

We attempt to limit our exposure to currency exchange rate risk by using various hedging techniques, including forward and option contracts and through "natural" hedging, i.e., attempting to maintain similar levels of assets and liabilities in NIS and U.S. dollars, to the extent commercially feasible.  However, we cannot eliminate the effects of currency fluctuations altogether.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

As of December 31, 2011, we had a notional amount of $15.8 million of outstanding forward and options contracts.  These contracts are for a period of up to 12 months.  Our accumulated other comprehensive income as of such date included $0.7 million unrealized loss on the forward and options contracts.

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss.  To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. and Israeli government bonds, corporate debt and bank deposits.  Our cash management policy does not allow us to purchase or hold derivative or commodity instruments, structures or "sub-prime" related holdings (such as auction rate securities and collateralized debt obligation) or other financial instruments for trading purposes.

As of December 31, 2011, we had $19.1 million in cash and cash equivalents, $67.0 million in short term deposits and $40.7 million in marketable securities.  As of such date our marketable securities portfolio was composed of investment grade government and corporate bonds bearing average annual interest rates of approximately 1.8%, with average maturities of 21 months (maximum maturities of 4 years).

The performance of the capital markets affects the values of the funds we hold in marketable securities.  These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009.  In such case, the fair value of our investments may decline.  As of December 31, 2011, net unrealized loss in our marketable securities portfolio totaled $0.3 million.  We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and bank deposits.  Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk.  The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall.  Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2011, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2011.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2011, our internal control over financial reporting is effective.

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

	Year ended December 31,
Services Rendered	2010	2011
Audit fees (1)	$220,000	$220,000
Audit-related fees	--	--
Tax fees (2)	20,000	7,000
Total	$240,000	$227,000
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

(2)	Tax fees for each of the years shown in the table relate to tax consulting with respect to our Approved and Privileged Enterprises, tax compliance, tax planning and tax advice for actual transactions.

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

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no ordinary shares of EZchip Semiconductor purchased by us or on our behalf or by any affiliated purchaser during 2011.

ITEM 16F.      CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.     CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such provisions of the NASDAQ Stock Market Rules, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

On July 27, 2005 and November 12, 2009, we provided NASDAQ with a notice of non-compliance with certain NASDAQ Stock Market Rule requirements.  In practice, we do not comply with the following requirements, and instead follow Israeli law and practice with respect to such corporate governance practices:

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

•
NASDAQ rules requiring that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approval are also required.  Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a "significant private placement," in which case shareholder approval, and, in some cases, audit committee approval, would also be required.  The Israeli Companies Law defines a "significant private placement" as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which (A) results in a 5% or more shareholder increasing its interest in the company or an offeree becoming a 5% or more shareholder, and (B) involves consideration that is not solely cash or public traded securities, or is not on fair market terms.

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

Not applicable.

ITEM 18.        FINANCIAL STATEMENTS

See pages F-1 to F-45 of this annual report.

ITEM 19.         EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum of Association of the Registrant (1)
1.2	Amended and Restated Articles of Association of the Registrant (2)
1.3	Certificate of Name Change of the Registrant (translated from Hebrew)(3)
4.1	EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan (4)
4.2	EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan (5)
4.3	EZchip Semiconductor Ltd. 2009 Israel Equity Plan (6)
4.4	Agreement for Purchase and Sale of Goods dated January 1, 2007, by and between Juniper Networks, Inc. and EZchip Technologies Ltd.(7)*
4.5	Master ASIC Services Agreement dated April 29, 2004, by and between eSilicon Corporation and EZchip Technologies Ltd.(8)*
4.6	Technology, Development, License and Manufacturing Agreement dated April 12, 2006 among Marvell International Ltd., Marvell Semiconductor Israel Ltd., and EZchip Technologies Ltd.(9)*
4.7
Amendment No.1 to Technology Development, License and Manufacturing Agreement, dated September, 2006 by and between Marvell International Ltd. Marvell Semiconductor Israel Ltd., and EZchip Technologies Ltd.(10)*

4.8
Amendment No.2 to Technology Development, License and Manufacturing Agreement, dated September 24, 2009 by and between Marvell International Ltd., Marvell Israel (M.I.S.L.) Ltd., and EZchip Technologies Ltd.(11)*

4.9	Business Term Agreement dated November 15, 2006 among Cisco Systems, Inc, Marvell International Ltd., Marvell Semiconductor Israel Ltd., EZchip Technologies Ltd.(12)*
4.10	Business Term Agreement dated December 7, 2010 among Cisco Systems, Inc, Marvell International Ltd., Marvell Israel Ltd., EZchip Technologies Ltd., and EZchip Inc.(13)*
4.11	Custom Sales Agreement (Agreement No. 00590) dated October 30, 2000 between EZchip Technologies Ltd. and International Business Machines Corporation (14)*
4.12	First Amended and Restated ASIC Attachment No. 2 to Custom Sales Agreement, dated January 29, 2008, by and between International Business Machines Corporation and EZchip Technologies Ltd. (15)*
4.13	Amendment No. 4 to Custom Sales Agreement dated January 29, 2008 between EZchip Technologies Ltd. and International Business Machines Corporation (16)
8.1	List of Significant Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

Exhibit No.	Description of Exhibit
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Principal Executive Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101.INS	XBRL Instance Document.**
101.SCH	XBRL Taxonomy Extension Schema Document.**
101.CAL	XBRL Taxonomy Calculation Linkbase Document.**
101.LAB	XBRL Taxonomy Label Linkbase Document.**
101.PRE	XBRL Taxonomy Presentation Linkbase Document.**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.**
_________________
*	Confidential treatment has been requested for certain deleted portions.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.
(2)	Filed as Exhibit 1.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.
(3)	Filed as Exhibit 1.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(4)	Filed as Exhibit 4.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.
(5)	Filed as Exhibit to the Registrant's Form 6-K, dated December 3, 2007, and incorporated herein by reference.
(6)	Filed as Exhibit 4.4 to the Registrant's Registration Statement on Form S-8, filed January 14, 2010, and incorporated herein by reference.
(7)	Filed as Exhibit 4.7 to the Registrant's Annual Report on Form 20-F/A for the year ended December 31, 2007 and incorporated herein by reference.
(8)	Filed as Exhibit 4.8 to the Registrant's Annual Report on Form 20-F/A for the year ended December 31, 2007 and incorporated herein by reference.
(9)	Filed as Exhibit 4.6 to the Registrant's Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(10)	Filed as Exhibit 4.7 to the Registrant's Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(11)	Filed as Exhibit 4.8 to the Registrant's Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(12)	Filed as Exhibit 4.9 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.
(13)	Filed as Exhibit 4.10 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.
(14)	Filed as Exhibit 4.11 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.
(15)	Filed as Exhibit 4.12 to the Registrant's Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(16)	Filed as Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

EZCHIP SEMICONDUCTOR LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of EZchip Semiconductor Ltd. (the "Company") and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2012 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29 , 2012	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD.

We have audited EZchip Semiconductor Ltd (the "Company") and its subsidiaries internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 29, 2012 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29 , 2012	A Member of Ernst & Young Global

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2011	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$19,056	$31,985
Short-term interest bearing deposits		67,000	33,000
Available-for-sale marketable securities	4	40,714	36,325
Trade receivables (net of allowance for doubtful accounts of $40 as of December 31, 2011 and 2010(		8,655	8,988
Other accounts receivable and prepaid expenses	7	1,837	1,178
Deferred tax assets, net	14	--	3,443
Inventories	8	5,788	4,522

Total current assets		143,050	119,441

NON-CURRENT ASSETS:
Severance pay fund		5,215	5,209
Long term investment and others		337	335

Total non-current assets		5,552	5,544

PROPERTY AND EQUIPMENT, NET	9	828	419

INTANGIBLE ASSETS, NET	10	1,205	1,181

GOODWILL		96,276	96,276

Total assets		$246,911	$222,861

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2011	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$2,319	$1,289
Other accounts payable and accrued expenses	11	6,352	6,569

Total current liabilities		8,671	7,858

ACCRUED SEVERANCE PAY		6,081	5,974

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of NIS 0.02 par value
Authorized: 50,000,000 shares at December 31, 2011 and December 31, 2010, respectively; Issued and outstanding: 27,054,663 and 26,033,876 shares at December 31, 2011 and December 31, 2010, respectively.		155	149
Additional paid-in capital		288,641	271,959
Accumulated other comprehensive income (loss)		(960)	540
Accumulated deficit		(55,677)	(63,619)

Total shareholders' equity		232,159	209,029

Total liabilities and shareholders' equity		$246,911	$222,861

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2011	2010	2009

Revenues	$63,457	$61,998	$40,046
Costs of revenues	14,409	15,668	11,224
Amortization of existing technology	597	1,915	1,985
Repayment of OCS grants (see Note 12b)	9,938	--	--

Gross profit	38,513	44,415	26,837

Operating expenses:
Research and development (net of grants and participations in the amount of $5,050, $3,198 and $3,049 for the years ended December 31, 2011, 2010 and 2009, respectively)	16,695	13,665	13,243
Selling and marketing	7,743	6,266	5,495
General and administrative	4,316	3,735	3,202

Total operating expenses	28,754	23,666	21,940

Operating income	9,759	20,749	4,897
Financial income, net (see Note 17)	1,713	1,130	902

Income before taxes	11,472	21,879	5,799

Taxes benefit (taxes on income) (see Note 14)	(3,530)	(8,236)	11,675

Net income	7,942	13,643	17,474

Less: Net income attributable to non-controlling interest	--	--	(92)

Net income attributable to EZchip Semiconductor shareholders	$7,942	$13,643	$17,382

Basic net income per share attributable to EZchip Semiconductor shareholders	$0.30	$0.54	$0.74

Diluted net income per share attributable to EZchip Semiconductor shareholders	$0.28	$0.52	$0.66

Weighted average number of Ordinary Shares used in computing basic net income per share	26,681,749	25,281,651	23,376,217

Weighted average number of Ordinary Shares used in computing diluted net income per share	28,001,428	26,110,132	23,516,260

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		EZchip Semiconductor Ltd. Shareholders
	Number of		Additional	Accumulated other		Non	Total	Total
	ordinary	Share	paid-in	comprehensive	Accumulated	controlling	comprehensive	shareholders'
	shares	capital	capital	income (loss)	deficit	interest	income (loss)	equity

Balance as of January 1, 2009	23,344,004	$134	$247,356	$(705)	$(94,644)	$2,773		$154,914

Exercise of stock options	6,313	*) --	87	--	--	--		87
Vesting of restricted share units	8,281	*) --	--	--	--	--		*) --
Exercise of options in EZchip Technologies	--	--	95	--	--	1,549		1,644
Stock-based compensation	--	--	4,400	--	--	--		4,400
Stock-based compensation in EZchip Technologies	--	--	--	--	--	945		945
Purchase of non-controlling interest in consideration of issuance of Company's equity instruments, net of issuance cost of $213 (see Note 13)	956,392	6	5,140	--	--	(5,359)		(213)
Comprehensive income:
Unrealized gain on available-for-sale marketable securities	--	--	--	991	--	--	$991	991
Unrealized gain on foreign currency cash flow hedges transactions, net	--	--	--	221	--	--	221	221
Net income	--	--	--	--	17,382	92	17,474	17,474
Total comprehensive income							$18,686
Balance as of December 31, 2009	24,314,990	$140	$257,078	$507	$(77,262)	$--		$180,463
Issuance of shares (see Note 13)	106,893	1	1,071	--	--	--		1,072
Exercise of stock options	1,604,915	8	7,980	--	--	--		7,988
Vesting of restricted share units	7,078	*) --	--	--	--	--		*) --
Stock-based compensation	--	--	5,830	--	--	--		5,830
Comprehensive income:
Unrealized gain on available-for-sale marketable securities	--	--	--	8	--	--	$8	8
Unrealized gain on foreign currency cash flow hedges transactions, net	--	--	--	25	--	--	25	25
Net income	--	--	--	--	13,643	--	13,643	13,643
Total comprehensive income							$13,676
Balance as of December 31, 2010	26,033,876	$149	$271,959	$540	$(63,619)	$--		$209,029

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		EZchip Semiconductor Ltd. Shareholders
	Number of			Additional	Accumulated other		Non	Total	Total
	ordinary	Share		paid-in	comprehensive	Accumulated	controlling	comprehensive	shareholders'
	shares	capital		capital	income (loss)	deficit	interest	income (loss)	equity

Balance as of December 31, 2010	26,033,876	$149		$271,959	$540	$(63,619)	$--		$209,029

Exercise of stock options	814,525	6		8,076	--	--	--		8,082
Vesting of restricted share units	206,262	*	) --	--	--	--	--		*) --
Stock-based compensation	--	--		8,606	--	--	--		8,606
Comprehensive income:
Unrealized loss on available-for-sale marketable securities	--	--		--	(618)	--	--	$(618)	(618)
Unrealized loss on foreign currency cash flow hedges transactions, net	--	--		--	(882)	--	--	(882)	(882)
Net income	--	--		--	--	7,942	--	7,942	7,942
Total comprehensive income								$6,442
Balance as of December 31, 2011	27,054,663	$155		$288,641	$(960)	$(55,677)	$--		$232,159

*) Represents an amount lower than $ 1.

Accumulated other comprehensive income (loss)	December 31,
	2011	2010

Accumulated unrealized gain (loss) on available-for-sale marketable securities	$(301)	$317
Accumulated unrealized gain (loss) on foreign currency cash flows hedges, net	(659)	223

Accumulated other comprehensive income (loss)	$(960)	$540

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities:

Net income (*)	$7,942	$13,643	$17,474
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,227	2,887	3,074
Accumulated interest accretion and amortization of discount and premium on available-for-sale marketable securities	545	451	352
Realized loss (gain) related to sale of available-for-sale marketable securities	(73)	(12)	6
Increase (decrease) in accrued severance pay, net	101	85	(253)
Stock-based compensation related to options and RSUs granted to employees of the Company	8,606	5,830	5,345
Decrease (increase) in trade receivables, net	333	(2,648)	(1,300)
Decrease (increase) in other accounts receivable and prepaid expenses	(952)	405	(667)
Decrease (increase) in inventory	(1,266)	(2,989)	2,351
Increase in other long term receivable	(2)	(135)	--

Decrease (increase) in deferred tax asset	3,513	8,162	(11,675)
Increase (decrease) in trade payables	781	(513)	866
Increase (decrease) in other accounts payable and accrued expenses	(1,376)	862	1,510

Net cash provided by operating activities	19,379	26,028	17,083

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(20,702)	(23,671)	(14,354)
Investment in short-term deposits	(67,000)	(37,000)	(3,000)
Proceeds from redemption of short-term deposits	33,000	7,000	--
Proceeds from sale and redemption of available-for-sale marketable securities	15,223	16,405	12,723
Purchase of property and equipment	(411)	(385)	(110)
Purchase of technology	(500)	--	--
Cash paid for investment in affiliated company	--	(200)	--

Net cash used in investing activities	$(40,390)	$(37,851)	$(4,741)

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from financing activities:

Issuance of shares, net of issuance costs	$--	$1,072	$(213)
Proceeds from exercise of options in the Company	8,082	7,988	87
Proceeds from exercise of options in EZchip Technologies	--	--	193
Proceeds from exercise of options in EZchip Technologies in connection with Share Purchase transaction	--	--	1,451

Net cash provided by financing activities	8,082	9,060	1,518

Increase (decrease) in cash and cash equivalents	(12,929)	(2,763)	13,860
Cash and cash equivalents at the beginning of the year	31,985	34,748	20,888

Cash and cash equivalents at the end of the year	$19,056	$31,985	$34,748

(*) Including one time repayment of OCS grants (see Note 12b)	$9,938	$--	$--

Significant non-cash activities:

(1) Purchase of property, equipment and technology in credit	$797	$48	$209

(2) Purchase of non-controlling interest in consideration of issuance of the Company's equity instruments, net of issuance cost of $213 (see also Note 3)	$--	$--	$5,359

(3) Net change in unrealized gain (loss) on available-for-sale marketable securities	$(618)	$8	$991

(4) Net change in unrealized gain (loss) on foreign currency cash flows hedges, net	$(882)	$25	$221

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

EZchip Technologies Ltd. ("EZchip Technologies") was established in December 1999 as a wholly-owned subsidiary of the Company. During 2001, EZchip Technologies established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip Technologies' products. Over the years, EZchip Technologies raised funds from third party investors and the Company, thereby diluting the Company's ownership of EZchip Technologies. However, following a series of share acquisition transactions, as detailed in Note 3, the Company since December 22, 2009 holds 100% of EZchip Technologies' outstanding shares and voting rights.

b.	The Company's Ordinary Shares are listed on the NASDAQ Global Select Market and its NASDAQ ticker symbol is “EZCH.” The Company's Ordinary Shares are also listed on the Tel Aviv Stock Exchange.

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Company’s management evaluates estimates, including those related to fair values of financial instruments, fair values and useful lives of intangible assets, fair values of stock-based awards, income taxes, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar. Most of the revenues are denominated and earned in U.S. dollars, and most purchases of materials and components are made in U.S. dollars. Financing and investing activities, including equity transactions and cash investments, are made in U.S. dollars and most of the Company's assets are denominated in U.S. dollars. Accordingly, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Monetary amounts denominated in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 830 "Foreign currency matters." All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

c.	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents:

The Company considers all highly liquid investments that are readily convertible to cash with original maturities of three months or less as cash equivalents.

e.	Short-term interest bearing deposits

The Company considers all highly liquid investments that are readily convertible to cash with original maturities of more than three months and less than one year as short-term deposits. As of December 31, 2011 and 2010, the Company held short-term interest bearing deposits in the amount of $67,000 and $33,000, respectively, with a weighted average interest of 2.4% and 1.6%, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities:

The Company accounts for its investments in marketable securities in accordance with FASB ASC 320 "Investments - Debt and Equity Securities". The Company determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. The Company classifies all of its marketable securities as available-for-sale. Available-for-sale marketable securities are carried at fair value, with the unrealized gain and loss reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss). Realized gain and loss on sales of available-for-sale marketable securities are included in the Company's statements of operations and are derived using the specific identification basis for determining the cost of the available-for-sale marketable securities. The amortized cost of the available-for-sale marketable securities is adjusted for amortization of premiums and accretion of discount to maturity. Such amortization and accretion, together with interest on available-for-sale marketable securities, are included in the financial income, net.

The Company recognizes an impairment charge when a decline in the fair value of its available-for-sale marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time the investment has been in a loss position, the extent to which the fair value has been less than the Company's cost basis, the investment's financial condition and the near-term prospects of the issuer. The Company adopted FASB ASC 320-10-65 effective January 1, 2009, which requires an other-than-temporary impairment for debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors (provided that the Company does not intend to sell the security and it is not more likely than not that it will be required to sell it before recovery). The Company classifies its marketable securities as available-for-sale and marks them to market with changes to other comprehensive income until realization or occurrence of other than temporary impairment loss.

g.	Inventories:

Inventories are stated at the lower of cost or market value. The Company writes down the carrying value of its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demands and market conditions. During the years ended December 31, 2011, 2010 and 2009, the Company's write downs were immaterial.

Cost is determined as follows:

Raw materials - using the weighted average cost method.

Work in progress and finished products - using the weighted average cost method and calculated manufacturing costs.

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

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with FASB ASC 360-10-35 "Property, Plant and Equipment - Subsequent Measurement," whenever events or changes in circumstances indicate that the carrying amount of an asset (or an asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the years 2011, 2010 and 2009, no impairment losses were identified.

j.	Investment in affiliated company:

On July 4, 2010, the Company entered into a purchase agreement with a private company and invested approximately $200, in consideration for approximately 4% of the private company's share capital. The investment is stated at cost.

The Company's investment in the affiliated company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 323-10-35. As of December 31, 2011, no impairment losses have been identified.

The above mentioned investment is reflected in the "Long term investment and others" line item in the balance sheet as of December 31, 2011.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill impairment:

Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired.

The Company adopted FASB ASC 350 "Intangibles – Goodwill and other." Under FASB ASC 350, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise) at the reporting unit level. The Company operates in one operating segment and such segment comprises its only reporting unit. The Company determined December 31 as the date of its annual impairment test.

FASB ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. In the first phase the fair value of the reporting unit is compared with its carrying value. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. During the years 2011, 2010 and 2009, no impairment losses were found.

l.	Identifiable intangible assets:

Intangible assets consist of purchased technologies, customer relationships and backlog and are amortized over their useful lives, using a straight line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with FASB ASC 350. The weighted average remaining amortization period as of December 31, 2011 is less than one year, excluding the technology purchased during 2011 which will be amortized over ten years when it will be ready for its intended use (see also Note 10).

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

The Company's liability for severance pay for its Israeli employees, which were employed until June 30, 2010,  was calculated pursuant to Israel's Severance Pay Law, 5723-1963 (the "Severance Law"), based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees. The Company's liability for severance pay was partly provided by monthly deposits of severance pay funds and insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds may be withdrawn only upon the employee being entitled to severance pay pursuant to the Severance Law or labor agreements.  The value of the deposited funds is based on the cash surrendered value of these policies.

Commencing July 1, 2010, the Company’s agreements with new employees in Israel are under Section 14 of the Severance Law. According to Section 14, the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with such company pursuant to such Section 14. Commencing July 1, 2010, the Company does not incur additional liability with respect to such employees.

The Company's balance sheet as of December 31, 2011 does not include a liability or funds in connection with severance for Israeli employees who agreed to the terms of Section 14.

Severance expenses for the years ended December 31, 2011, 2010 and 2009 were $1,296, $799 and $386, respectively.

o.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with FASB ASC 740, "Income Taxes." ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries record a valuation allowance to reduce their deferred tax assets to the amount that they believe is more likely than not to be realized.

ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

The Company accrues interest and penalties related to unrecognized tax benefits in its taxes on income.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Net income per share:

Basic net income per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with FASB ASC 260 "Earnings Per Share".

q.	Accounting for stock-based compensation:

The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on its estimated fair value in accordance with FASB ASC 718 "Compensation-Stock Compensation".

FASB ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company's consolidated statement of operations.

The Company recognizes compensation expenses based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures and Company's expected pre-vesting forfeitures in future periods.

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

The Company generates its revenues mainly from sales of network processor chips and to a lesser extent from the sales of network-processor based systems, software tools and maintenance and support services.

Revenues from network processor chips and network-processor based systems are recognized upon delivery in accordance with SAB 104 "Revenue Recognition," when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. The Company does not have any significant obligations after delivery. The Company does not grant a right of return to its customers. In addition if a transaction sale does not meet all the criteria, the revenue is deferred until all criteria are met.

In certain instances, the Company sells network-processor based systems together with software tools and maintenance and support services. In those cases the Company complies with the requirements set forth in FASB ASC 605-25 "Revenue Recognition" relating to the separation of multiple deliverables into individual accounting units with determinable fair values.  Revenues from such software tools and maintenance were immaterial during 2009, 2010 and 2011.

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

Royalty revenue is recorded in accordance with FASB ASC 605-45-45, "Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent", on a net basis. In accordance with the Company's agreements with Marvell, Marvell sends the Company royalty reports, once a month, which reflect prior month's sales. Accordingly, the Company recognizes royalty revenues in the month that follows the month in which the sales are made by Marvell. (See also Note 15c.)

s.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2011, 2010 and 2009 amounted to $67, $26 and $113 respectively.

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

The Company's cash and cash equivalents and short-term deposits are invested with major banks mainly in Israel and the United States. The Company’s investment policy, approved by the Board of Directors, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company invests only in highly rated financial instruments and maintains its cash equivalents, with fixed and floating interest rate income. Deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments have a high credit rating.

The Company's available-for-sale marketable securities include investments in highly rated marketable securities of U.S. and Israel Governments, and marketable securities of U.S. and European corporations. Those investments are mostly traded in the U.S. secondary market.

The Company's trade receivables are derived primarily from sales to customers and located mainly in North America, the Far East, Europe and Israel. The Company performs ongoing credit evaluations of its customers and has not experienced in recent years any unexpected material losses. An allowance for doubtful accounts is determined with respect to specific amounts that the Company has determined to be doubtful of collection.

The Company has entered into foreign exchange forward and options contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to employees salaries. These derivative instruments are designed to effectively hedge the Company's non-dollar currency exposure. (See also Note 6.)

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

The Company accounts for certain assets and liabilities at fair value under FASB ASC 820, "Fair Value Measurements and Disclosures". Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, FASB ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

The Company measures its debt securities and foreign currency derivative instruments at fair value. Government bonds, corporate bonds and foreign currency forward and options contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments (See also Note 6.)

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Royalty-bearing grants:

Royalty-bearing grants from the OCS for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs.

The Company is obligated to pay royalties to the OCS calculated at the rate of 3.5%-4.5% of sales of the products developed with the OCS's participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, payment of royalties is not required.

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

The Company accounts for comprehensive income (loss) in accordance with FASB ASC 220 "Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) includes all changes in equity during a period related to the Company. The Company determined that its items of other comprehensive income (loss) relates to unrealized gain )loss( on available-for-sale marketable securities, and unrealized gain (loss) on foreign currency cash flow hedge.

x.	Derivatives and hedging:

The Company enters into forward and options contracts in order to limit its exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in New Israeli Shekels ("NIS"). (See also Note 5.)

The Company accounts for derivatives and hedging in accordance with FASB ASC 815, "Derivatives and Hedging". FASB ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of derivatives will be recognized in other comprehensive income (loss) until the hedged item is recognized in statements of operations. The ineffective portion of a derivative's change in fair value is recognized in statements of operations in finance expense. During the years 2011, 2010 and 2009 the ineffective portion recognized in finance expenses was immaterial.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Impact of recently issued accounting updates:

In June 2011, the FASB issued an amendment to an existing accounting standard which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In addition, in December 2011, the FASB issued an amendment to an existing accounting standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The Company's adoption of both standards is not expected to have an impact on the Company's consolidated financial statements.

In September 2011, the FASB issued an amendment to an existing accounting standard, which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted this standard in the first quarter of 2012 and the adoption is not expected to have a material impact on its financial statements.

In May 2011, the FASB issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company adopted this standard in the first quarter of 2012 and the adoption is not expected to have a material impact on its financial statements and disclosures.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-          INVESTMENT IN EZCHIP TECHNOLOGIES

As of December 31, 2011, the Company owns 100% of the issued and outstanding ordinary shares and preferred shares of EZchip Technologies Ltd. EZchip Technologies was established in December 1999 as a wholly-owned subsidiary of the Company. From 2000 through 2006, EZchip Technologies raised funds from third party investors and the Company, thereby diluting the Company's ownership of EZchip Technologies.

Commencing in 2003 and ending on December 22, 2009, the Company entered into a series of exchange and acquisition transactions with EZchip Technologies' noncontrolling interest holders in order to increase the Company's ownership interest in EZchip Technologies.  Pursuant to these transactions (as described below), the Company issued to EZchip Technologies' noncontrolling interest holders Ordinary Shares of the Company and options to purchase Ordinary Shares of the Company in exchange for such noncontrolling interest shares and options in EZchip Technologies (including shares resulting from the exercise of options).

Following are the transactions with the noncontrolling interest holders in EZchip Technologies since January 1, 2009:

In November and December 2009, the Company offered current and former employees of EZchip Technologies (the "Employee Exchange Offer") to exchange their ordinary shares and options to purchase ordinary shares of EZchip Technologies for Ordinary Shares and options to purchase Ordinary Shares of the Company for cash. At such time those current and former employees of EZchip Technologies were the only noncontrolling interest holders in EZchip Technologies.

Upon completion of the Employee Exchange Offer on December 22, 2009, the Company (i) acquired 2,707,948 ordinary shares of EZchip Technologies (including ordinary shares issued upon exercise of EZchip Technologies options) for an aggregate purchase price of $ 7,146 (the purchase price represents the total proceeds the Company received from the December 2009 public offering) (ii) granted options to purchase 1,642,340 Ordinary Shares in exchange for 6,241,078 options to purchase ordinary shares of EZchip Technologies with a fair value of $13,225, and (iii) issued 243,774 Ordinary Shares in exchange for 926,442 ordinary shares of EZchip Technologies with a fair value of $2,560.

Following the completion of the Employee Exchange Offer on December 22, 2009, all outstanding ordinary shares of EZchip Technologies and substantially all outstanding options to purchase ordinary shares of EZchip Technologies were held by the Company (except for options to purchase 156,250 ordinary shares of EZchip Technologies held by certain directors and an executive officer of EZchip Technologies that were exchanged during 2010 for options to purchase 41,120 Ordinary Shares).

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-          INVESTMENT IN EZCHIP TECHNOLOGIES (Cont.)

The Employee Exchange Offer and the acceleration of certain unvested EZchip Technologies options in connection with the Employee Exchange Offer was accounted for as a modification of terms, based on FASB ASC 718 with a resulting increase in the ownership percentage held in EZchip Technologies according to the provisions of FASB ASC 810.

Remaining compensation on account of original EZchip Technologies options surrendered was recognized immediately as EZchip Technologies accelerated its vesting period.

The acquisition was accounted for in accordance with FASB ASC 810 guidance as a purchase of subsidiary's shares from noncontrolling interest holders. In accordance with FASB ASC 810, the increase in the Company's ownership interest in EZchip Technologies was accounted as an equity transaction. Therefore, no gain or loss was recognized in consolidated net income. The difference between the fair value of the consideration transferred and the carrying amount of the noncontrolling interest holders as recorded in Company's books immediately before the transaction was recognized in equity attributable to the Company (in Additional Paid-In Capital).

NOTE 4:-          MARKETABLE SECURITIES

As of December 31, 2011 and 2010, all of the Company's marketable securities were classified as available-for-sale.

	December 31, 2011				December 31, 2010
	Amortized cost	Gross Unrealized gain	Gross Unrealized loss	Fair value	Amortized cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available-for-sale - matures within one year:
Governmental debentures - fixed interest rate	$3,542	$--	$--	$3,542	$1,053	$--	$--	$1,053
Corporate debentures fixed interest rate	997	3	--	1,000	6,152	24	--	6,176
Corporate debentures - floating interest rate	6,211	27	(15)	6,223	2,000	5	(5)	2,000

	10,750	30	(15)	10,765	9,205	29	(5)	9,229
Available-for-sale - matures after one year through three years:
Governmental debentures - fixed interest rate	6,421	16	(12)	6,425	2,654	27	--	2,681
Corporate debentures - fixed interest rate	13,550	25	(122)	13,453	20,193	224	--	20,417
Corporate debentures - floating interest rate	10,294	--	(223)	10,071	3,956	42	--	3,998

	30,265	41	(357)	29,949	26,803	293	--	27,096

	$41,015	$71	$(372)	$40,714	$36,008	$322	$(5)	$36,325

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-          MARKETABLE SECURITIES (Cont.)

For the year ended December 31, 2011, the net change in unrealized loss amounted to $618 and for the year ended December 31, 2010, the net change in unrealized gain amounted to $8.

The Company adopted FASB ASC 320-10-65 effective January 1, 2009, which requires an other-than-temporary impairment for debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors (provided that the Company does not intend to sell the security and it is not more likely than not that it will be required to sell it before recovery). The Company classifies its marketable securities as available-for-sale and marks them to market with changes to other comprehensive income until realization or occurrence of other than temporary impairment loss. The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company's intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment's amortized cost basis. Based on the above factors, the Company concluded that unrealized losses on all available-for-sale securities were not other-than-temporary and no credit loss was present for any of its investments. As such, the Company did not recognize any impairment charges on outstanding securities at the adoption date of the ASC or during the years ended December 31, 2011, 2010 and 2009.

NOTE 5:-          DERIVATIVE INSTRUMENTS

The Company enters into derivative instruments with financial institutions in order to reduce the risk that its cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations. The Company hedges the cash flows of employee portion payroll expenses denominated in NIS against the changes of the U.S. Dollar. These derivative instruments are designated as cash flows hedges and are carried out through forward and options contracts on the U.S. Dollar/NIS rate.

Derivative instruments are recognized in the consolidated balance sheet as either assets or liabilities at fair value. The Company initially records changes in the fair value related to the effective portion (i.e., gains or losses) of the derivative instruments to Accumulated Other Comprehensive Income ("AOCI") and subsequently reclassifies those gains or losses to the applicable expense in the statement of operations when the hedged transactions are recorded.

As of December 31, 2011, the Company had outstanding forward and options contracts with a notional amount of $15,800.

At December 31, 2011, the fair value of the Company's cash flow hedges effect was an unrealized loss of $659. Such amount is expected to be reclassified from AOCI to the statement of operation within the next 12 months.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-          DERIVATIVES INSTRUMENTS (Cont.)

The Company measured the fair value of the forward and options contracts in accordance with FASB ASC 820 "Fair Value Measurements and Disclosures," at level 2.

During 2011, the Company reclassified net gain of $330 out of AOCI and recognized in the Company's statements of operations as part of the payroll expenses.

The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2011 and December 31, 2010, as an asset or liability is as follows:

	December 31,
	2011	2010
Derivatives designated as cash flow hedging instruments
Other accounts payable and accrued expenses	$(659)	$--
Other accounts receivable and prepaid expenses	--	293

Total	$(659)	$293

The activity related to the changes in net unrealized gains (losses) on cash flow hedges is as follows:

	Year ended December 31,
	2011	2010

Net unrealized gains on cash flow hedges as of beginning balance *)	$293	$264
Decrease in gains recognized in accumulated other comprehensive income	(1,282)	(375)
Realized gains reclassified into earnings	330	404

Net unrealized gains (losses) on cash flow hedges as of ending balance *)	$(659)	$293

*)     Excludes tax effect in the amount of $70 for the year ended December 31, 2010.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-          FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with FASB ASC 820, "Fair Value Measurements and Disclosures," the Company measures its available-for-sale marketable securities and foreign currency forward and options contracts at fair value. Available-for-sale marketable securities and forward and options contracts are classified within Level 2 because they are valued using other inputs that are directly or indirectly observable in the marketplace for similar investments.

The Company's financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 and 2010:

	December 31, 2011			December 31, 2010
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Money Market Funds (included in cash and cash equivalents)	$1,051	$--	$--	$1,519	$--	$--
Governmental bonds	--	9,962			3,734
Corporate bonds	--	30,752	--	--	32,591	--
Foreign currency cash flow hedges	--	(582)	--	--	293	--

Total	$1,051	$40,132	$--	$1,519	$36,618	$--

NOTE 7:-          OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2010

Government authorities	$180	$211
Prepaid expenses	304	375
Foreign currency forward and options contracts	--	293
Grants receivable from the OCS	723	--
Accrued interest	357	94
Others	273	205

Total	$1,837	$1,178

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-          INVENTORIES

	December 31,
	2011	2010

Raw materials	$113	$147
Work in progress	96	317
Finished products	5,579	4,058

Total	$5,788	$4,522

NOTE 9:-          PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2010

Cost:

Office furniture and equipment	$79	$72
Computers, software and electronic equipment	5,110	4,510
Leasehold improvements	120	67

Total cost	5,309	4,649

Accumulated depreciation:

Office furniture and equipment	12	7
Computers, software and electronic equipment	4,393	4,160
Leasehold improvements	76	63

Total accumulated depreciation	4,481	4,230

Depreciated cost	$828	$419

Depreciation expenses for the years ended December 31, 2011, 2010 and 2009 amounted to $251, $199 and $199, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-       INTANGIBLE ASSETS, NET

	December 31,
	2011	2010
Cost:
Existing technology	$8,663	$8,663
Customer relationships	2,714	2,714
Technology	1,000	--

Total cost	12,377	11,377
Accumulated amortization:
Existing technology	8,663	8,066
Customer relationships	2,509	2,130
Technology	--	--

Total accumulated amortization	11,172	10,196

Amortized cost	$1,205	$1,181

Amortization expenses for the years ended December 31, 2011, 2010 and 2009 amounted to $976, $2,688 and $2,825, respectively.

NOTE 11:-       OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2011	2010

Employees and payroll accruals	$3,607	$3,638
Accrued expenses	2,081	2,780
Foreign currency forward and options contracts	582	--
Deferred revenues	82	151

	$6,352	$6,569

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-       COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and EZchip Technologies lease facilities in Yokneam and Kiryat Gat under operating lease agreements which will expire in January 2014 and October 2015, respectively, with monthly payments in the amount of $39 and $8, respectively. The Company has an option to extend the Kiryat Gat lease agreement for an additional five years.

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

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2011 were $365 for year ended December 31, 2012.

Total lease expenses for the Company and its subsidiaries for the years ended December 31, 2011, 2010 and 2009, amounted to $2,225, $1,849 and $1,605, respectively.

b.	Royalties commitments:

The Company participates in programs sponsored by the OCS for the support of research and development activities.

In each of the years 2011, 2010 and 2009, the Company received an approval from the OCS for its participation in its research and development budgets. Pursuant to such programs, the OCS participated in up to 50% of the approved budget for certain periods ending December 31, 2011.

In connection with the OCS participation, the Company is obligated to pay royalties to the OCS calculated at the rate of 3%-4.5% of sales of the products developed with the OCS's participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR.

With respect to royalties paid for revenues that the Company derives from its partnership with Marvell (see also Notes 2r and 2v), royalties to the OCS are calculated based on Marvell's sale price to Cisco.

As of December 31, 2011, the Company has a contingent obligation of $4,848 which comprised of the amounts of royalty bearing grants received from the OCS less royalties already repaid. For the years ended December 31, 2011, 2010 and 2009, the royalties expenses, as part of the Company's cost of revenues, were $1,196, $1,683 and $383, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalties commitments (Cont.):

During December 2011, the Company made an early repayment of $9,938 of certain of its outstanding royalty obligation to the OCS. This repayment resulted in a one-time charge presented as an early repayment of royalty bearing government grants in the Company’s consolidated statement of operations.

As of December 31, 2011, the Company does not have accrued royalties pursuant to the OCS programs. As of December 31, 2010, the Company had accrued royalties pursuant to the OCS programs in the amount of $999.

c.	Purchase commitments:

At December 31, 2011, the Company had approximately $5,050 non-cancelable purchase commitments with its suppliers.

NOTE 13:-       SHAREHOLDERS' EQUITY

a.	Company's shares:

1.
As of December 31, 2011, the Company's authorized share capital consists of NIS 1,000,000 divided into 50,000,000 Ordinary Shares, par value NIS 0.02 per share. Ordinary Shares confer on their holders, among other things, the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.
On January 14, 2010, the Company issued and sold 106,893 Ordinary Shares in an underwritten public offering following the exercise by the underwriter of its over-allotment option for a total consideration of $1,072.

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

In October 2003, EZchip Semiconductor adopted the 2003 Israel Plan.  The plan was amended in December 2006 and further amended in December 2007, October 2010 and February 2012.  The 2003 Israel Plan complies with Section 102 of the Israeli Income Tax Ordinance, which provides certain tax benefits in connection with stock-based compensation to employees, officer and directors. On January 1st of each year, to the extent the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Israel Plan is less than 4% of the number of Ordinary Shares issued and outstanding on such date, it will automatically increase to equal 4% of the number of Ordinary Shares issued and outstanding on such date. Awards under the 2003 Israel Plan may be granted to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive options or restricted shares units ("RSUs") under the 2003 Israel Plan are afforded certain tax benefits (excluding controlling shareholders of the Company or those who are not Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries). Awards granted under the 2003 Israel Plan have a maximum exercise period of ten years from the date of grant and are generally exercisable over four years. Awards that are not exercised and forfeited will become available for future grants.

As of December 31, 2011, 1,006,620 Ordinary Shares were available for future issuances under the 2003 Israel Plan, which amount is reduced by three shares for each RSU that the Company grants under the plan and by one share for each option that the Company grants under the plan.

As of December 31, 2011 and 2010, options to purchase 1,293,521 and 1,773,992 Ordinary Shares were outstanding under the 2003 Israel Plan, respectively. In addition, as of December 31, 2011 and 2010, 608,799 and 433,101 RSUs were outstanding under the 2003 Israel Plan, respectively.

In December 2007, the Company adopted the 2007 U.S. Equity Incentive Plan (the "2007 U.S. Plan"). Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan.

As of December 31, 2011, 389,250 Ordinary Shares were available for future issuances under the 2007 U.S. Plan, which amount is reduced by three shares for each RSU that the Company grants under the plan and by one share for each option that the Company grants under the plan.

As of December 31, 2011 and 2010, options to purchase 139,411 and 253,991 Ordinary Shares were outstanding under the 2007 U.S. Plan, respectively. In addition, as of December 31, 2011 and 2010, 60,208 and 45,850 RSUs were outstanding under the 2007 U.S. Plan, respectively.

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

During 2010, the Company granted options to purchase 41,120 Ordinary Shares pursuant to the 2009 Israel Equity Plan in exchange for the remaining outstanding options to purchase ordinary shares of EZchip Technologies. As of December 31, 2011, options to purchase an aggregate of 121,227 Ordinary Shares were outstanding under the 2009 Israel Equity Plan, all of which were granted in December 2009 and during 2010 as part of the Employee Exchange Offer, as described in Note 3. All options granted under the 2009 Israel Equity Plan as part of the Employee Exchange Offer were granted as vested options.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-        SHAREHOLDERS' EQUITY (Cont.)

b.	Company's stock option plans (Cont.):

The following table summarizes the awards activity under the Company's equity incentive plans as of December 31, 2011, and changes during the year:

	Number of awards	Weighted-average exercise price	Weighted average remaining contractual life years	Aggregate intrinsic value (**)

Outstanding at December 31, 2010 (1)	2,881,060	$10.27
RSUs granted	431,940	$0.01
Stock options exercised	(814,525)	$9.92
Vested and issued RSUs	(206,262)	$0.01
Forfeited (2)	(69,047)	$7.28

Outstanding at December 31, 2011 (3)	2,223,166	$9.45	2.85	$39,965

Stock options exercisable at December 31, 2011	1,215,967	$13.22	3.41	$16,075

Vested and expected to vest (4) (*)	2,191,884	$9.55	3.08	$39,139

(1)	Includes (i) 2,402,109 stock options with weighted average exercise price of $12.32; and (ii) 478,951 RSUs.
(2)	Includes (i) 33,425 forfeited stock options with weighted average exercise price of $15.03; and (ii) 35,622 forfeited RSUs.
(3)
Includes (i) 1,554,159 stock options with weighted average exercise price of $13.52, with weighted average remaining contractual term of 3.51 years and with aggregate intrinsic value of $20,997; and (ii) 669,007 RSUs, with weighted average remaining contractual term of 1.31 years and with aggregate intrinsic value of $18,953.

(4)
Includes (i) 1,549,054 stock options with weighted average exercise price of $13.51 with weighted average remaining contractual term of 3.81 years and with aggregate intrinsic value of $20,928; and (ii) 642,830 RSUs, with weighted average remaining contractual term of 1.31 years and with aggregate intrinsic value of $18,211.

(*)	Based on the Company’s historical experience and future expectations, the annual pre-vesting forfeiture rate is approximately 3%.
(**)
The aggregate intrinsic value represents the total intrinsic value (the difference between the closing price of the Ordinary Shares on the NASDAQ Global Select Market on December 30, 2011 (the last trading day in fiscal 2011) and the exercise price, multiplied by the number of in-the-money awards) that would have been received by the award holders had all award holders exercised their awards on December 31, 2011. This amount changes based on the fair market value of the Ordinary Shares.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-       SHAREHOLDERS' EQUITY (Cont.)

b.	Company's stock option plans (Cont.):

The awards outstanding as of December 31, 2011, grouped by exercise prices, were as follows:

	Awards	Weighted	Aggregate	Awards	Weighted
	outstanding as of	average remaining	intrinsic value as of	exercisable as of	average remaining
	December 31,	contractual	December 31,	December 31,	contractual
Exercise price	2011	life years	2011	2011	life years

$0.01 (RSUs)	669,007	1.31	$18,953	--	--
$2.81 - $3.12	122,477	2.36	3,470	122,477	2.36
$10.33 - $11.97	130,891	4.65	3,708	70,483	4.68
$13.45 - $16.62	1,300,791	3.50	36,851	1,023,007	3.44
	2,223,166	2.85	$62,982	1,215,967	3.41

Stock-based compensation expenses

As of December 31, 2011, there was $16,121 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Company's equity incentive plans. This cost is expected to be recognized over a period of four years with a weighted average period of 2 years.

The total stock-based compensation expenses related to all of the Company's stock-based compensation plans, recognized for the years ended December 31, 2011 and 2010, are set forth below:

	Year ended December 31,
	2011	2010

Costs of revenues	$359	$303
Research and development expenses	4,446	2,941
Selling and marketing expenses	1,867	1,177
General and administrative expenses	1,934	1,409
Total stock-based compensation expenses	$8,606	$5,830

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-       TAXES ON INCOME

a.	Amendment to the Israeli Income Tax Ordinance

The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate, and increases the corporate tax rate to 25% in 2012 and subsequent years. The new law was enacted as of December 31, 2011, and had no material effect on the Company's financial statements.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

To date, EZchip Technologies' facilities in Israel have been granted under the Law one "Approved Enterprise" approval and two "Privileged Enterprise" programs subject to the alternative track (as discussed below), that provide its undistributed income exempt from tax for a ten year period, starting 2011, which is the first year that the Company generates taxable income from its enterprises.

Following are the guidelines and principles of the Law that are relevant to the Company:

The Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise and Privileged Enterprise. Until 2005, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

A company that obtained an Approved Enterprise approval may elect to receive an alternative package comprised of tax benefits, referred to as the "Alternative Track", rather than grants.  Under the Alternative Track, a company's undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel).  The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise. There is no year limitation to the Approved Enterprise in the Alternative Track.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-        TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law") (Cont.):

On April 1, 2005, an amendment to the Law came into effect (the "Amendment") and has significantly changed the provisions of the Law. Generally, investment programs that have already obtained approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the Law's provisions. On the Alternative Track the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. Such an enterprise is a "Privileged Enterprise", rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement."  This year is the later of (1) the year in which taxable income is first generated by a company, or (2)  a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Law, referred to as the Year of Election. The amendment does not apply to investment programs approved prior to December 31, 2004, and applies to new investment programs only. Therefore, the Company's Approved Enterprise program is not subject to the provisions of the amendment, but its two Privileged Enterprise programs are.

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

As of December 31, 2011, EZchip Technologies had $16,755 of tax-exempt income attributable to its Approved Enterprise and Privileged Enterprise programs.  If such tax-exempt income is distributed, under certain conditions as described in the Law, it would be taxed at the corporate tax rate applicable to such profits, and an estimated income tax liability of $2,513 would be incurred as of December 31, 2011.  As of December 31, 2011, EZchip Technologies has not distributed any amounts of its tax-exempt income.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-       TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law") (Cont.):

Recently, new legislation amending the Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current Law's incentives, which are limited to income from Approved Enterprise and Privileged Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

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

c.	The tax benefit (taxes on income), for the years ended December 31, 2011, 2010 and 2009 consisted of the following:

	Year ended December 31,
	2011	2010	2009

Current	$(17)	$(4)	$--
Deferred	(3,513)	(8,232)	11,675

	$(3,530)	$(8,236)	$11,675

Domestic (Israel)	$(3,530)	$(7,817)	$11,256
Foreign	--	(419)	419

	$(3,530)	$(8,236)	$11,675

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-        TAXES ON INCOME (Cont.)

d.	Net operating and capital losses carryforward:

As of December 31, 2011, the operating tax loss carryforwards of EZchip semiconductor amounted to $25,864, which the Company does not believe will be utilized in the foreseeable future. The loss may be carried forward indefinitely and may be offset against future taxable income.

The operating tax loss carryforwards through December 31, 2011 of EZchip Inc. amounted to $6,183, which the Company does not believe will be utilized in the foreseeable future. The loss may be offset against any future U.S. taxable income for periods of 20 years expiring gradually from 2021 through 2031.

Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Section 382 of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. As of December 31, 2011, the Company does not expect that the change in ownership provisions will have an effect on its net operating losses.

As of December 31, 2011, the Company's capital tax loss carryforwards amounted to $27,397. The capital loss may be carried forward indefinitely and may be offset against future capital income.

e.	Income before tax is comprised as follows:

	Year ended December 31,
	2011	2010	2009

Domestic (Israel)	$11,286	$21,454	$5,485
Foreign	186	425	314

	$11,472	$21,879	$5,799

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-       TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

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

	December 31,
	2011	2010
Deferred tax assets:
Current reserves and allowances	$242	$903
Noncurrent reserves and allowances	160	94
Current operating loss carryforwards	--	2,697
Noncurrent operating loss carryforwards	8,586	6,961
Capital loss carryforwards	6,849	5,506
Total deferred tax assets	15,837	16,161

Less - valuation allowance	(15,837)	(12,648)

Total deferred tax assets,	--	3,513

Total deferred tax liabilities	--	(70)

Net deferred tax assets	$--	$3,443

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods and in the jurisdictions in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance of $15,837 and $12,648 at December 31, 2011 and 2010, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-       TAXES ON INCOME (Cont.)

g.	Uncertain tax positions (Cont.)

The Company and its subsidiaries file federal and state income tax returns in the United States and Israel. The Company and EZchip Technologies may be subject to examination by the Israeli tax authorities for fiscal years 2008 through 2011. EZchip Inc. may be subject to examination by the U.S. Internal Revenue Service from commencement year 2001 through 2011.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. However, the final tax outcome of the Company's tax audits could be different from what is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the Company's income tax provision and net loss in the period in which such determination is made.

A reconciliation of the beginning and ending balances of the total amounts of gross tax liabilities is as follows:

	December 31,
	2011	2010

Beginning balance	$296	$218
Additions for current year tax position	--	60
Interest and penalties	17	18

Ending balance	$313	$296

The Company accrues interest and penalties related to unrecognized tax benefit in the taxes on income line item in its statement of operations. The Company has approximately $40 and $23 accrued for the payments of interest and penalties as of December 31, 2011 and 2010, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

 NOTE 14:-       TAXES ON INCOME (Cont.)

h.	Reconciliation of the theoretical tax expense (benefit) to the actual tax benefit:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2011	2010	2009

Income before taxes as reported in the consolidated statements of operations	$11,472	$21,879	$5,799

Statutory tax rate	24%	25%	26%

Theoretical tax expenses on the above amounts at the Israeli statutory tax rate	2,753	5,470	1,508
Approved and Privileged Enterprise benefits (*)	(2,117)
Non-deductible expenses and temporary differences for which a deferred taxes was not provided	259	2,205	766
Non-deductible expenses related to employee stock options, net	1,235	751	1,270
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided	507	(1,006)	(16,038)
Difference in basis of measurement for tax purpose and others	862	756	803
Others	30	60	16

Actual taxes on income (taxes benefit)	$3,530	$8,236	$(11,675)

(*) Net earnings per Ordinary share - amounts of the benefit resulting from the "Approved and Privileged Enterprise" status

Basic	$0.08	$--	$--

Diluted	$0.08	$--	$--

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-        SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Segment information:

The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company's business.

b.	Total revenues are attributed to geographic areas based on the bill-to location of the customers and/or customers' manufacturing subcontractors.

The following table presents total revenues for the years ended December 31, 2011, 2010 and 2009 and long-lived assets as of December 31, 2011, 2010 and 2009:

	2011		2010		2009
	Revenues	Long-lived assets *)	Revenues	Long-lived assets *)	Revenues	Long-lived assets *)

Israel	$5,643	$1,026	$6,910	$617	$4,307	$392
China and Hong Kong	25,136	--	32,896	--	23,463	--
Far East (excluding China and Hong Kong)	2,933	--	1,567	--	300	--
Canada	1,375	--	638	--	340	--
USA	10,440	2	6,584	2	7,286	2
Europe	17,635	--	13,310	--	4,179	--
Others	295	--	93	--	171	--

	$63,457	$1,028	$61,998	$619	$40,046	$394

*)	Excluded goodwill and intangible assets.

c.
Revenues from network processors amounted to $61,802, $60,883 and $39,109 for the years ended December 31, 2011, 2010 and 2009, respectively (including NPU based systems). These revenues also included royalty revenues derived from the agreement with Marvell which amounted to $16,845, $12,468 and $3,123 for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, revenues from software tools and other services amounted to $1,655, $1,115 and $937 for the years ended December 31, 2011, 2010 and 2009, respectively.

d.	Sales to the Company's significant customers, including sales to their manufacturing subcontractors, as a percentage of total revenue were as follows:

	Year ended December 31,
	2011	2010	2009

Customer A	27%	20%	--
Customer B	24%	40%	54%
Customer C	11%	10%	--

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-       MAJOR SUBCONTRACTORS

All of the Company's network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's increasing business, the Company is and will likely continue to be dependent upon such subcontractors to allocate to the Company sufficient capacity to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company's demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the years ended December 31, 2011, 2010 and 2009, the Company's principal subcontractors accounted for approximately 80%, 77% and 83%, respectively, of the Company's cost of revenues.

NOTE 17:-       FINANCIAL INCOME, NET

	Year ended December 31,
	2011	2010	2009

Income:

Interest income (*)	$1,720	$1,161	$1,027
Foreign currency translation adjustments, net	--	13	--
Realized gain related to sale of marketable securities	73	12	--

Total income	1,793	1,186	1,027

Expenses:

Interest and bank charges	(26)	(56)	(55)
Foreign currency translation adjustments, net	(54)	--	(64)
Realized loss related to sale of marketable securities	--	--	(6)

Total expenses	(80)	(56)	(125)

Financial income, net	$1,713	$1,130	$902

(*) including amortization of premium and accretion of discount, on available-for-sale marketable securities, net

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:- EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2011	2010	2009

Numerator:
Net income	$7,942	$13,643	$17,382

Denominator:
Weighted average number of shares outstanding used in computing basic net earnings per share	26,681,749	25,281,651	23,376,217
Dilutive effect: stock options and RSUs	1,319,679	828,481	140,043
Total weighted average number of shares used in computing diluted net earnings per share	28,001,428	26,110,132	23,516,260

Basic net income per share	$0.30	$0.54	$0.74
Diluted net income per share	$0.28	$0.52	$0.66

Anti-dilutive securities

The following outstanding options and RSUs were excluded from the computation of diluted net earnings per Ordinary Share for the periods presented because including them would have had an anti-dilutive effect.

	Year ended December 31,
	2011	2010	2009

Options to purchase Ordinary Shares and RSUs	--	538,623	2,356,524

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZCHIP SEMICONDUCTOR LTD.

By:	/s/ Eli Fruchter
Eli Fruchter
Principal Executive Officer

Dated:   March 29, 2012