Form 20-F
period 2012-12-31
EZCHIP SEMICONDUCTOR LTD
filed 2013-03-21
CIK 892534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

28,304,392 Ordinary Shares, par value NIS 0.02 per share (as of December 31, 2012)

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

TABLE OF CONTENTS

PART I		2
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
A.	SELECTED CONSOLIDATED FINANCIAL DATA	2
B.	CAPITALIZATION AND INDEBTEDNESS	3
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3
D.	RISK FACTORS	3
ITEM 4.	INFORMATION ON THE COMPANY	13
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	13
B.	BUSINESS OVERVIEW	13
C.	ORGANIZATIONAL STRUCTURE	23
D.	PROPERTY, PLANTS AND EQUIPMENT	23
ITEM 4A.	UNRESOLVED STAFF COMMENTS	23
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23
A.	OPERATING RESULTS	23
B.	LIQUIDITY AND CAPITAL RESOURCES	31
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	32
D.	TREND INFORMATION	32
E.	OFF-BALANCE SHEET ARRANGEMENTS	32
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	33
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	33
A.	DIRECTORS AND SENIOR MANAGEMENT	33
B.	COMPENSATION OF DIRECTORS AND OFFICERS	35
C.	BOARD PRACTICES	36
D.	EMPLOYEES	43
E.	SHARE OWNERSHIP	44
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	46
A.	MAJOR SHAREHOLDERS	46
B.	RELATED PARTY TRANSACTIONS	47
C.	INTERESTS OF EXPERTS AND COUNSEL	47
ITEM 8.	FINANCIAL INFORMATION	47
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	47
B.	SIGNIFICANT CHANGES	48
ITEM 9.	THE OFFER AND LISTING	48
A.	OFFER AND LISTING DETAILS	48
B.	PLAN OF DISTRIBUTION	49
C.	MARKETS	49
D.	SELLING SHAREHOLDERS	50
E.	DILUTION	50
F.	EXPENSE OF THE ISSUE	50
ITEM 10.	ADDITIONAL INFORMATION	50
A.	SHARE CAPITAL	50
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	50
C.	MATERIAL CONTRACTS	52
D.	EXCHANGE CONTROLS	53
E.	TAXATION	53
F.	DIVIDEND AND PAYING AGENTS	63
G.	STATEMENT BY EXPERTS	63
H.	DOCUMENTS ON DISPLAY	63
I.	SUBSIDIARY INFORMATION	63

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

All references in this Annual Report to “dollars” or “$” are to U.S. dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar on December 31, 2012 as published by the Bank of Israel was NIS 3.7330 per $1.00.

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

This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and within the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this Annual Report on Form 20-F.  We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.  We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information-Risk Factors.”

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.	SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data is derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  The selected income data for the years ended December 31, 2010, 2011 and 2012, and the selected balance sheet data as at December 31, 2011 and 2012, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.”  The selected income data for the years ended December 31, 2008 and 2009, and the selected balance sheet data as at December 31, 2008, 2009 and 2010, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report.  The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects,” and the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues	$33,566	$40,046	$61,998	$63,457	$54,707
Operating income (loss)	(6,045)	4,897	20,749	9,759	13,219
Net income (loss) attributable to EZchip Semiconductor shareholders	(4,600)	17,382	13,643	7,942	15,651
Per share data:
Basic net income (loss) per share	(0.20)	0.74	0.54	0.30	0.56
Diluted net income (loss) per share	(0.20)	0.66	0.52	0.28	0.54
Weighted average number of ordinary shares used in computing basic net income (loss) per share	23,048,868	23,376,217	25,281,651	26,681,749	27,981,243
Weighted average number of ordinary shares used in computing diluted net income (loss) per share	23,048,868	23,516,260	26,110,132	28,001,428	28,842,408

Consolidated Balance Sheet Data:
Working capital	$52,554	$75,033	$111,583	$134,379	$170,637
Total assets	164,103	197,423	222,861	246,911	286,594
Long-term liabilities	4,081	4,779	5,974	6,081	6,977
Equity	$154,914	$180,463	$209,029	$232,159	$273,645

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Relating To Our Business

We depend on a very limited number of key customers.  If we are unable to maintain our relationship with these customers or if these customers significantly reduce the use of our network processor units, or NPUs, in their systems or do not elect to use our future products, our future revenues and growth will be materially adversely affected.

We currently depend on a very limited number of key customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. During the year ended December 31, 2012, 73% of our revenues were attributable to three customers.

Cisco Systems, Inc., or Cisco, the largest vendor of Carrier Ethernet switch/routers, which is currently our largest customer, accounted for approximately 20%, 27% and 43% of our revenues in 2010, 2011 and 2012, respectively.  Revenues from Cisco are generated through Marvell Technology Group Ltd., or Marvell, pursuant to a royalty arrangement.  Cisco currently uses our NP-3 and NP-4 processors in its products.  The growth of our revenues will depend in large part on the revenues we generate from Marvell attributable to Cisco.  If Cisco purchases significantly lower quantities than expected due to global economic conditions or otherwise, or if the products that incorporate our network processors are not commercially successful, or if Cisco does not elect our future products, our future revenues and the growth of our business will be materially adversely affected.

Our future growth will also be dependent in great measure upon the continued acceptance and utilization of our current and future products by ZTE Corporation, or ZTE, which accounted for approximately 11% and 13% of our revenues in 2011 and 2012, respectively, and upon the continued acceptance and utilization of our current and future products by our other customers (excluding Cisco, ZTE and Juniper), that as a group accounted for 38% and 27% of our 2011 and 2012 revenues, respectively.  If any of these vendors decide not to incorporate our products into their future products or to cease incorporating our network processors in their current products, or purchases significantly lower quantities than expected due to global economic conditions or otherwise, or if the products that incorporate our network processors are not commercially successful, our future revenues and the growth of our business will be materially adversely affected.

Many of our competitors and potential competitors are much larger than us, and if we are unable to compete effectively we could lose our market share and revenues.

The market for network processors is intensely competitive, rapidly evolving and subject to rapid technological change. There are currently two vendors in addition to us that provide high-speed network processors that target the metro and access switches and edge routers: Sandburst Corporation (part of Broadcom Corporation) and Xelerated, Inc., which was acquired by Marvell, the sole supplier of our NP-4 and NP-5 processors.

We also experience major competition from most of our large customers' internal chip design teams who develop their own network processors or in-house application-specific integrated circuit, or ASIC, solutions, especially in the Carrier Ethernet Switch Routers, or CESR, segment.  For example, Juniper Networks, which uses our NP-2 processors and was until 2010 our largest customer accounting for approximately 40%, 24% and 17% of our revenues in 2010, 2011 and 2012, respectively, announced in October 2009 that it was launching a new family of processors and networking systems incorporating internally developed chips.  This new family of products replaces the products that incorporate our NPUs, and Juniper Networks has significantly reduced and will eventually discontinue its purchases from us.  Another example is Huawei, which although it has developed a product based on our NP-4 we believe it may proceed to offer a lower-end in-house solution in parallel to the high-end NP-4 solution we offer.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and significantly larger customer bases than we do.

Additionally, many of our competitors also have well-established relationships with our prospective customers and suppliers, and our prospective customers may have competitive reasons to prefer our competitors.  As a result of these factors, many of our competitors, either alone or with other companies, have significant influence in our target customers and markets that could outweigh our technological advantage.  We believe that competition in this market will become more intense in the future and may cause price reductions, reduce gross margins and may result in loss of market share, any one of which could significantly reduce our future revenue and decrease our net income.

We depend on the networking equipment market for our growth, and in particular the market for Carrier Ethernet edge routers, and if it does not grow, then we will not be able to expand our business.

Although there are many companies operating in the networking equipment market, a significant portion of the market is controlled by a limited number of companies.  The growth of our network processor business depends in part on increased acceptance and use of networking equipment that is developed and manufactured by companies with significant market share, particularly Carrier Ethernet edge routers.  We depend on the ability of our target customers, specifically those with a significant share of the networking equipment market, to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully.  The market for networking equipment depends in part upon the market’s acceptance of packet-based converged telecom networks, in particular Carrier Ethernet networks, as well as 10 Gigabit and greater Ethernet technologies that enable the forwarding of data at a high speed.  The development rate of the networking equipment market also depends to a large extent on the level of spending by carriers.  For example, the current decline in the levels of carriers’ expenditures on wire-line equipment, including edge routers, has affected the pace in which our target customers develop new products and enhance existing products for the networking equipment market that incorporate our products.  Ultimately, the development rate of these technologies may be slower than we anticipate.  If the use of such networking equipment does not grow as we anticipate, if we are unsuccessful in maintaining our relationships with our current customers, specifically those with a significant share of the networking equipment market, such as Cisco, ZTE, Ericsson and Tellabs, and creating relationships with other target customers with significant market share, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our network processors are not commercially successful, our growth will be impeded.

We depend on a sole supplier and a sole manufacturer for each of our network processors, including Marvell, which may also compete with us.

The fabrication of our network processors is outsourced to third-party manufacturers and subcontractors.  There are significant risks associated with our reliance on third-party manufacturers.  Most significantly, if our manufacturing suppliers are unable or unwilling to provide us with adequate manufacturing capacity, we would have to identify and qualify one or more substitute suppliers for our products.  Our manufacturers may experience unanticipated events that could inhibit their abilities to provide us with adequate manufacturing capacity on a timely basis, or at all.  Historically, there have been periods in which there has been a worldwide shortage of manufacturer capacity for the production of high-performance processors such as ours.  Introducing new products or transferring existing products to a new third-party manufacturer would require significant development time to adapt our designs to their manufacturing processes and could cause product shipment delays.  In addition, the costs associated with manufacturing our products may increase if we are required to use a new third-party manufacturer.  If we fail to satisfy our manufacturing requirements, our business would be materially harmed.

We have an agreement with a sole supplier for the manufacture of each of our existing network processor models and we expect to use a sole supplier for our next generation of network processors as well.  For example, our special version NP-3 network processor and our NP-4 and NP-5 network processors are supplied or will be supplied to us by Marvell, which may also compete with us, particularly following its 2011 purchase of our competitor Xelerated.  Any current or future sole supplier for our current and future products may reduce or delay shipment if its ability to manufacture network processors is constrained.  If a sole supplier of our network processors, a third party that arranges for their manufacture, or any other subcontractor fails to deliver network processors or necessary components or services on time or at all, our business could be severely harmed.  In addition, if the current manufacturing arrangement between our third-party subcontractor and our sole manufacturer is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to make alternative arrangements with substitute suppliers.

These and other risks associated with our reliance on a third-party sole supplier and manufacturer could materially and adversely affect our business, financial condition and results of operations.

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

In 2012, economies around the world and financial markets remained weak and volatile as a result of a multitude of factors, including instability in the European market, adverse business and credit conditions, intermittent slower economic activity, concerns about inflation and deflation, fluctuating energy costs, decreased consumer confidence, reduced capital spending, liquidity concerns and other factors. During this period, many companies reduced expenditures, and a significant proportion of such companies have remained reluctant to increase expenditures as the economy has improved, including carriers’ expenditures on edge routers and other wire-line equipment.  Worsening economic conditions, such as continued European sovereign debt uncertainty, may result in diminished demand for our products and technology, reductions in sales of networking equipment that incorporate our products, longer sales cycles, slower implementation of new Carrier Ethernet networks and increased price competition.  Any of these events would likely harm our business, operating results and financial condition.  If challenging economic conditions continue or worsen, our business, operating results and financial condition may be adversely affected.

We may experience difficulties or delays in the development or introduction of our new product line, the NPS, and the development expenses and manufacturing costs may be highly expensive.

In 2010, we started the development of a new product line, the NPS – a Network Processor for Smart networks.  The NPS is a new innovative type of network processor that addresses the growing need for networking equipment to perform the ‘traditional’ Layer 2-3 switching and routing along with Layer 4-7 Deep Packet Inspection of the packet’s payload. We currently expect the NPS-400 to sample in 2014 and enter production in 2015, with the target applications including Carrier Ethernet edge routers, mobile/wireless packet core infrastructure, security systems, data center traffic aggregation and load balancing switches.

We have invested heavily in the development of this new product line, and the development expenses and manufacturing costs are highly expensive.  In 2012, approximately 30% of our research and development expenses were related to the NPS, and we expect 50% or more of our research and development expenses in the next few years to be related to NPS.  This will likely result in a significant increase to our operating expenses in the next few years.  The development process for these advanced products is lengthy and highly expensive and requires us to accurately anticipate technological innovations and market trends.  Our new offerings may not adequately meet the requirements of the marketplace or achieve market acceptance.  Furthermore, as a late comer to the data center market we face a greater level of competition and we may be unsuccessful in selling to the markets we are currently targeting and/or selling in significant amounts.  If we do not timely develop and introduce our NPS products or respond in a timely manner to changing market conditions, customer requirements or global economic conditions, or if development expenses or manufacturing costs substantially increase, our business revenues and profits will be adversely affected.

We have had a limited operating history in the network processor industry compared to our competitors and our future financial results are difficult to predict.

Our future success will be subject to the risks we will encounter in the network processor industry.  We have a limited operating history in the industry compared to our competitors, with our first product sales in 2002 and total sales through December 31, 2012 of approximately $295 million.  We incurred operating losses until 2008.  Our limited operating history makes it difficult to evaluate the prospects of our business.  Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control.  Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are dependent on numerous risks and uncertainties.  Some of these risks relate to our ability to:

•	expand and enhance our product offerings;

•	increase our revenues;

•	diversify our sources of revenue;

•	respond to technological changes;

•	respond to competitive market conditions; and

•	respond to global economic conditions.

If we fail to address these risks and uncertainties, our results of operations will be adversely affected.

We may experience difficulties or delays in the introduction of our new family of network processors and other new and enhanced products, including our NP-5 and NPS.

We may not be successful in developing, introducing and marketing our new offerings or in addressing all or any portion of the potential market for such offerings, including our NP-5 and NPS processors.  We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these offerings.  In addition, despite our efforts to implement network security measures, our offerings may also be vulnerable to computer viruses, computer hackers, cyber terrorist and similar disruptions from unauthorized tampering. Furthermore, our new offerings may not adequately meet the requirements of the marketplace or achieve market acceptance.  If we do not timely develop and introduce these offerings or respond in a timely manner to changing market conditions, customer requirements or global economic conditions, the growth of our business may be adversely affected.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access.  The potential liabilities associated with these events could exceed the insurance coverage we maintain.  Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the market for network processors.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  To date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition. Any of these occurrences could adversely affect our results of operations and financial condition.

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

We may generate significantly less revenues than we expect from our newly developed products after incurring significant design and development expenditures.  Customers may decide to cancel, delay or change their product plans, which could cause us to generate less revenue and adversely affect our results of operations.  Even after winning a design contract, a customer may not begin volume production of its equipment for a period of up to two years, if at all.  Due to this lengthy design and development cycle, a significant period may elapse from the time we begin incurring expenses until the time we generate revenue from our products, during which market conditions may change.  We have no assurances that our customers will ultimately market and sell their equipment incorporating our network processors, or that such efforts by our customers will be successful.

In addition, the development of our network processors is a complex and uncertain process. We may experience design, manufacturing, marketing and other difficulties that could delay the development or marketing of these network processors.  The difficulties could result in reduced sales, loss of existing and potential customers and unexpected expenses or delays in the launch of these network processors, all which may adversely affect our results of operations.

We may consider acquiring in the future businesses or technologies. These acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

We may use our cash, cash equivalents and marketable securities to acquire complementary businesses or technologies. We have not made any acquisitions to date and our management has not had any experience making acquisitions or integrating acquired businesses.  Negotiating potential acquisitions or integrating newly acquired businesses or technologies into our business could divert our management's attention from other business concerns and could be expensive and time consuming, whether or not they are consummated.  Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets.  Consequently, we might not be successful in integrating any acquired businesses or technologies, and might not achieve anticipated revenue or growth.  In addition, future acquisitions could result in performance problems with an acquired company, or issuances of equity securities that cause dilution to our existing shareholders, and adversely affect our relationships with our customers.

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

To compete effectively, we must protect our proprietary information.  We rely on and intend to continue to rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights.  Our failure to adequately protect our technology or other intellectual property from use by our competitors and third party manufacturers could jeopardize our competitive advantage, and result in a loss of customers.  We have a number of issued patents, however, the patents that have been issued may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold.

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

The performance of the capital markets affects the values of the funds we hold in marketable securities, which as of December 31, 2012 totaled $33.1 million.  These securities are subject to market fluctuations.  For example, in 2008 and into first half of 2009, the credit and capital markets deteriorated significantly and adversely impacted the fair value of our investments.  Future turmoil in the capital markets may result in impairments of the carrying value of our investment assets.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources.  Section 404 of the Sarbanes-Oxley Act requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year.  If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

Our ordinary shares are traded primarily on the NASDAQ Global Select Market and also on the Tel Aviv Stock Exchange.  Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Select Market, and NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel).  Consequently, the trading prices of our ordinary shares on these two markets often differ.  Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our sales.

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel.  Political, economic and security conditions in Israel directly influence us.  Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2012.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Hamas launched hundreds of missiles from the Gaza Strip against Israeli population centers, which led to an armed conflict between Israel and Hamas during December 2008, January 2009 and November 2012.  During 2011 and 2012, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries.  In addition, such instability may affect the global economy and marketplace as a result of changes in oil and gas prices.  Since our headquarters and research and development facilities are located in the State of Israel, any such events that affect the State of Israel may impact us in unpredictable ways.  If our operations are significantly impacted by such events, our results of operations may be adversely affected.

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

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  In the past, the NIS exchange rate with the U.S. dollar and other foreign currencies has fluctuated, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the U.S. dollar. NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we may use hedging techniques we cannot completely eliminate the effects of currency fluctuations.  Exchange rate fluctuations resulting in the depreciation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.

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

In order to be eligible for tax benefits under the Investment Law, our Approved Enterprise and Privileged Enterprises must comply with various conditions set forth in the Investment Law and the criteria set forth in the applicable certificate of approval for the Approved Enterprise, as well as periodic reporting obligations.  If we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate.  We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli tax considerations, foreign exchange regulations and investment programs”.

If the Government of Israel discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially and adversely affected.

The government grants we receive for research and development expenditures fund a significant portion of our research and development expenses and limit our ability to transfer technologies outside of Israel and require us to satisfy specified conditions.

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

We received research and development grants of approximately $5.9 million in 2012 and $5.1 million in 2011, which funded approximately 30% of our research and development expenses in each of those years.  In recent years, the Government of Israel has reduced the benefits available under these programs, and these programs may be discontinued or curtailed in the future.  If the Government of Israel discontinues or modifies these programs, or we are unable to comply with the new requirements, our expenses will increase significantly, and our business, financial condition and results of operations could be materially and adversely affected.

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

Some of the provisions of Israeli law could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that investors might be willing to pay in the future for our ordinary shares. Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions.  Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law.  For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid.  These provisions may adversely affect the price of our shares.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We follow Israeli law and practice instead of NASDAQ rules regarding the director nominations process and the requirement to obtain shareholder approval for certain dilutive events.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We do not comply with NASDAQ requirements regarding the director nominations process, which require that director nominees be recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders.  In addition, we follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans and arrangements, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director, or a controlling shareholder, in which case audit committee and shareholder approval are also required.  Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement involves a director, a controlling shareholder or is deemed a "significant private placement," in which case shareholder approval, and, in some cases, audit committee approval, would also be required.  The Israeli Companies Law defined a "significant private placement" as a private placement (i) resulting in a party becoming a controlling shareholder, or (ii) involving the issuance of a 20% or more voting rights in the company, which (A) results in a 5% or more shareholder increasing its interest in the company or an offeree becoming a 5% or more shareholder, and (B) involves consideration that is not solely cash or public traded securities, or is not on fair market terms.  As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders' meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

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

We are currently engaged in the development and marketing of Ethernet network processors for networking equipment.  We provide our customers with solutions that scale from a few Gigabits per second to hundreds of Gigabits per second. Our network processors provide great flexibility and high performance coupled with superior integration and power efficiency for a wide range of applications in carrier, data center, cloud and enterprise networking equipment. Our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel, and our telephone number is +972-4-959-6666.  Our website address is www.ezchip.com.  The information on our website is not incorporated by reference into this annual report. Puglisi & Associates, located at 859 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715, serves as our agent for service of process in the United States.

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

Carrier network equipment is the primary target for network processors, since the switches, routers and access nodes that make up the carrier networks are more demanding in features and performance and are less cost sensitive than enterprise networks.  The carrier network usually consists of three domains, although in some cases there is an overlap between these domains: (i) the access network aggregates traffic from individuals, businesses and residences; (ii) a metro area network spans a metropolitan area, and interconnects the access networks; (iii) WAN interconnects geographically distanced metro area networks.

As carriers gradually migrate to Ethernet-based infrastructure, the various classes of equipment that make up the carrier networks are migrating to Ethernet-centric platforms, including routers, transport switches, and access platforms.  Vendors of these types of systems are the primary target customers for our network processors.  Other smaller target markets include data center appliances that perform functions such as security, load balancing and traffic monitoring and analysis.

In addition, the demand for enhanced services in network equipment is continuously growing as service providers.  Data centers need to better understand the traffic running on their networks and provide more intelligent services.  This puts demand on the network to provide greater capabilities for packet manipulation, Deep Packet Inspection, or DPI, and security features.  In parallel, the continued growth in network traffic is forcing equipment vendors to look for solutions that perform these tasks at the highest speeds and integration.

Network equipment systems that use our network processors are typically built as a modular, multi-slot chassis that consists of several line cards with many network ports per line card or as a stand-alone, fixed configuration, flat frame known as a pizza box.

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

High-speed Carrier Ethernet equipment typically uses a significant number of NPUs.  Systems are often built in a modular, multi-slot chassis.  Each chassis typically consists of 8-16 line cards, with each line card consisting of 1-8 NPUs, so that 8-128 NPUs might be used for a fully populated chassis.  Equipment built in a pizza box form will typically use 1-4 NPUs per box.

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

Our network processors are single-chip solutions that enable our customers to design high-density, multi-port line cards.  They include processing and classification engines, traffic managers, media access controllers, or MACs, and a variety of specialized hardware blocks that accelerate various functions, and as a result, reduce the number of complementary chips required.  This high level of integration benefits networking vendors by reducing the system price, power dissipation, complexity and amount of space required on the board.

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

We offer solutions that range in throughput from several Gigabits-per-second to hundreds of Gigabits-per-second with common architecture.  Our network processors are largely software compatible, making it possible for customers to easily port their network-processor applications among multiple product families based on our NPUs.

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

The NP-4, a 100-Gigabit NPU (total throughput), continues with our distinctive high level integration of functionality into the network processor.  NP-4 offers higher throughput than NP-3 and targets 40-Gigabit, 100-Gigabit and up to 400-Gigabit line-card and pizza box Carrier Ethernet applications.  In addition to its integrated classifiers and traffic managers, the NP-4 includes Ethernet physical layer transceivers, and for some applications may eliminate the need for a separate fabric interface chip.  Integration of these functions, normally performed by separate chips, is intended to further save our customers valuable space on their cards while reducing system costs and complexity.  We began sampling the NP-4 in January 2010 and it entered into production towards the end of 2011. The NP-4 network processor is manufactured by TSMC.

We have entered into an agreement with Marvell pursuant to which Marvell will be the sole vendor for our NP-4 network processor and it may be sold in two methodologies: (i) direct sales to the general market in which we purchase the NP-4 from Marvell and sell it to our customers; and (ii) a royalty model, similar to the one implemented with the NP-3, with respect to sales to Cisco.

The NPA, in production since late 2010, is a series of network processors targeting Ethernet Access applications.  Several models of the network processors are offered with combinations of 100-Megabit, 1-Gigabit and 10-Gigabit Ethernet ports.  This family of access NPUs applies the technology we developed for our high-speed NPUs to allow building Ethernet access switching systems.

In 2011, we sampled a lower speed device, the NPA-0, which complements our access NPU offerings to also address applications that require low throughput at low price points.  In addition to functions available on NPA, the NPA-0 also integrates a central processing unit, or CPU, that can be used as the system host CPU.  As such, the NPA-0 may serve as a complete system-on-a-chip and provide a cost and power effective solution for small access applications, such as mobile base-station traffic backhauling and branch office routing nodes. The NPA-0 entered production during the second half of 2012.

With the addition of the NPA family of access NPUs, we now offer customers a broad range of NPUs ranging in throughput from several Gigabits to 100 Gigabits, and once the NP-5 becomes available (see “Future Products” below), to 200 Gigabits, with similar architecture and software that can be ported to multiple product lines.

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

EZdriver is a toolset that facilitates the development of the control path software for our systems.  It enables applications that run on the control CPU to communicate with our network processors.  EZdriver consists of routines that execute on the control CPU and provide an application program interface, or API, to the network processor.  It includes network processor configuration, microcode loading, creation and maintenance of network-processor lookup structures, sending and receiving frames to and from the network processor, as well as configuration and access to the network-processor statistics block.

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

In 2010, we began work on the NP-5, a 200-Gigabit NPU (total throughput), that will provide a solid roadmap for our customers that use our NP-2, NP-3 and NP-4 processors. The NP-5 continues our strategy of increasing NPU integration, performance and functionality, to allow networking systems to deliver higher total throughput and greater port density at reduced cost points. We expect the NP-5 NPU to sample in 2013 and enter production in 2014. We have entered into an agreement with Marvell with regards to the NP-5, which is similar to our agreement with Marvell with regards to the NP-4.

In 2010, we also started the development of a new product line, the NPS – a Network Processor for Smart networks.  The NPS is a new innovative type of network processor that addresses the growing need for networking equipment to perform the ‘traditional’ Layer 2-3 switching and routing along with Layer 4-7 Deep Packet Inspection of the packet’s payload.  This combination is increasingly required in networking equipment, for performing intelligent analysis of the traffic flows, for deploying services and enforcing policies.  Target applications include Carrier Ethernet edge routers, mobile/wireless packet core infrastructure, security systems, data center aggregation and load balancing switches and WAN optimization appliances.

Systems that deliver today many of these services typically use a combination of NPUs for Layer 2-3 packet processing and multi-core CPUs for Layer 4-7 processing.  The NPS will be an innovative NPU that delivers Layer 2-7 processing in one chip, offering system vendors greater performance and simplicity at lower cost and power. Furthermore, unlike other NPUs, NPS will utilize new processing cores that will be programmable in high-level C language under a standard Linux® operating system, enabling a much easier customer programming experience.

The first NPS device will be a 400-Gigabit Layer 2-7 NPU that addresses the market for high-performance intelligent packet processing in Carrier Ethernet and data center networking equipment.  It is expected to provide very high throughput and integrate the key components related to intelligent packet processing, including a many-core array of CPUs optimized for packet processing for Layer 2-3 and 4-7 packet processing, a traffic manager, IPSec security accelerators and pattern matching and regex (regular expression) accelerators.  We expect the NPS-400 to sample in 2014 and enter production in 2015.

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

Our NP product lines of NPUs integrate many high-speed task optimized processors, or TOPs, each specifically designed and optimized to perform a specific task.  Four types of TOPs – parse, search, resolve and modify – are employed in our NPUs to perform the main tasks of packet processing, which are classification, forwarding and modification.  Each type of TOP employs a unique architecture with a customized, function-specific data path and instruction set.  This minimizes the number of clock cycles required for complex packet manipulation and provides exceptionally fast packet processing.  TOP performance is boosted by a super-scalar architecture in which multiple instances of the TOPs operate in parallel within each pipeline stage.

Our NP product lines of NPUs feature embedded search engines (TOPsearch) that perform table lookups needed for implementing diverse applications.  These search engines implement proprietary and patented lookup algorithms that utilize dynamic random access memory (DRAM) chips for storing the lookup tables and reduce the need for more expensive content addressable memory (CAM) and static random access memory (SRAM) chips.

Our network processors also incorporate integrated traffic managers for advanced QoS, which is required by increasingly complex networks.  After modification, packets are put in queues that are managed by the traffic manager to control the priority, bandwidth utilization and scheduling of packets as well as dealing with congestion scenarios.  The traffic management provides QoS for video, voice and data services in packet-based networks and enables carriers to offer service level agreements to their customers.  By integrating this functionality into our network processors, the need for our customers to employ a separate traffic management chip is eliminated.

The NPS builds on the architecture of our successful NP Layer 2-3 network processors.  It effectively adds to the NP infrastructure new and innovative technologies to enable extremely high performance C-programmable packet processing cores for Layer 2-7 processing, traffic manager, high-performance memory access, and DPI and security acceleration.  Unlike the NP products, NPS will utilize new processing cores that will be programmable in high-level C language under standard a Linux® operating system.

We consider the processing flexibility and the ability to implement and integrate the main network processing features into a single chip at high performance as primary advantages of our technology.  We intend to continue to provide this high level of integration in future products under development.

Research and Product Development

Currently, 156 employees, representing approximately 80% of our employees, are engaged in research and development.  Our senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.  Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.

Since 2010 we have invested heavily in the development of our new product line, the NPS, and the development expenses and manufacturing costs are highly expensive.  In 2012, approximately 30% of our research and development expenses were related to the NPS, and we expect 50% or more of our research and development expenses in the next few years to be related to the NPS. This will likely result in a significant increase to our operating expenses in the next few years.

Our research and development expenses, net, were approximately $13.7 million in 2010, $16.7 million in 2011 and $19.7 million in 2012.  We received research and development grants of approximately $3.2 million in 2010, $5.1 million in 2011 and $5.9 million in 2012.

Sales and Marketing

Our objective is to become a leading supplier of Ethernet network processors.  To meet this objective, we devote significant resources to securing new customers, preferably leading networking equipment vendors, and we place an emphasis on assisting our existing customers in bringing their products to mass market production.

In general, it takes a customer 18 to 24 months to design and bring to market a networking product based on our network processor chips.  During this design phase, the revenues we recognize are mostly attributable to the sale of evaluation systems and development software toolkits that our customers use to assist in the development of their own network processor based products.  As customers move to development of their own boards incorporating our network processors, they purchase sample chips from us for testing purposes.  Once their own designs are completed, customers move into the production phase where they begin to manufacture their products.  At this point customers purchase a limited number of network processors for the initial production stage.  Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production.  Volume production of a customer’s product is expected to translate into volume sales of our network processors.  We have no direct influence upon the sales and marketing of our customers’ products.

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

Our marketing communications activities include:

•	seminar programs, guest speaker invitations and technical conferences;

•	public relations activities and customer events;

•	technical articles in industry publications and marketing collateral materials; and

•	communications on the Internet.

We also work with leading vendors of complementary technologies to provide our customers with fully interoperable solutions.  We provide interoperability with devices from numerous semiconductor companies, including Broadcom (including through the acquired Dune Networks and NetLogic Microsystems), Marvell, PMC-Sierra and Zarlink.

Customers

Most of our customers are vendors of networking equipment to which we sell directly or through contract manufacturers or distributors.

Our processors target the Carrier Ethernet equipment market, which consists of five major segments.  Fourteen vendors have significant market share within these five Carrier Ethernet market segments, although not all vendors are active in all segments.  There are many additional vendors actively providing equipment into the various segments, presently with relatively small market shares.  Each vendor that is active in one or more Carrier Ethernet segment represents one or more potential platforms that may use our processors.  Out of the 14 main vendors, currently 11 are our customers.  We continue to work towards expanding into additional product lines and market segments with our existing customers, as well as winning new customers.

Within the five segments of the Carrier Ethernet market, CESR is currently our main market from which we derive most of our revenues.  There are seven main players in the CESR segment, of which six are currently customers for our NPUs:

•
Cisco has selected a customized version of the NP-3, NP-4 and NP-5 for its principal CESR platforms.  Pursuant to our agreement with Marvell, Marvell is responsible for the manufacturing and selling of the customized version of the NP-3, NP-4 and NP-5 to Cisco and pays us a fixed royalty fee that is comparable to the gross profit we would have generated had we sold the chip directly to Cisco.  Since we do not incur any production costs under this model, sales to Cisco result in a higher gross margin to our company.  Cisco entered production with the NP-3 during the first quarter of 2009 and with the NP-4 at the end of 2011, and accounted for approximately 43% of our 2012 revenues.  We expect Cisco, through Marvell, to continue to be our largest customer and the main driver of our revenue growth in the coming years.

•
Juniper Networks, which accounted for approximately 17% of our 2012 revenues, entered production with NP-2 based products in 2006 and was our largest customer until 2010.  In October 2009, Juniper Networks announced its launch of a new family of processors and networking systems incorporating internally developed chips.  As this new family of Juniper Networks products replaces the products that incorporate our NPUs, Juniper Networks is significantly reducing its purchases from us and we expect will ultimately discontinue its purchases from us.

•
ZTE, which accounted for approximately 13% of our 2012 revenues, became a significant customer in 2010, based on our NP-3 NPU.  ZTE has also selected the NP-4 and NP-5 for several of its CESR platforms.

•
Ericsson, Tellabs and Huawei, together accounted for approximately 5% of our 2012 revenues, mainly from NP-4 samples.  These customers selected NP-4 and have entered production with their NP-4 based platforms in the second half of 2012 and early 2013.  However, although Huawei has developed a product based on our NP-4 we believe it may proceed to offer a lower-end in-house solution in parallel to the high-end NP-4 solution using our network processors.

The NPS product line, while addressing similar Carrier Ethernet platforms as the NP product line, also opens opportunities in new markets, mainly in the data center.  The demand for enhanced services in network equipment is continuously growing as service providers and data centers need to better understand the traffic running on their networks and provide more intelligent services.  This demand is affecting all types of equipment on the network to provide greater DPI, packet manipulation and security features.  In parallel, the continued growth in network traffic is forcing equipment vendors to look for solutions that perform these tasks at the highest speeds and integration.

There are several market segments that in particular require full 7 layer processing at high speed. These include:

•
Smart line cards for Carrier Ethernet edge routers – Perform the Layer 2-3 routing functions of an edge router along with the ability to perform advanced services such as security and DPI at line rate.

•	Mobile packet core network systems – Deliver packets to and from mobile stations. Tasks include packet routing, mobility management, logical link management, and authentication and charging functions.

•
High-end security systems – Integrated security appliances that provide functions such as VPN (Virtual Private Network), firewall, IDS/IPS (Intrusion Detection/Prevention Systems), virus scanning, content and application filtering.

•	Load balancing application switches – Systems and modules used for switching and load balancing traffic based on packet content such as URLs, TCP port, host tags, and cookies.

•
Data center purpose-built switches – Ethernet switches designed specifically for data center environments. These switches offer the new SDN (OpenFlow™) architecture that separates the control and data planes, low latency, lossless Ethernet fabric and support for Converged Enhanced Ethernet (CEE).

Some of our current customers are also active in the data center markets, however in many cases through different platforms and/or product groups. There are also key data center customers that represent for us new customers that we need to develop relationships with.

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

There are currently two vendors in addition to us that provide high-speed network processors that target the metro and access switches, and edge routers: Sandburst Corporation (part of Broadcom Corporation) and Xelerated, Inc., which was acquired by Marvell.  In addition, Broadcom Corporation (including through Dune Networks, which was acquired by Broadcom) and Marvell have released switch ASICs (non-programmable chips) that target these market segments as well.  Agere Systems Inc. (which was acquired by LSI) and Wintegra Inc. (which was acquired by PMC-Sierra) are focused on lower speed applications.  Our NPA access NPUs compete with NPUs from these lower speed NPU vendors.  Some customers use FPGAs, mainly from Altera Corporation and Xilinx Inc., to implement packet processing functions and these may be competing solutions as well.  The NPS product lines compete with all these vendors as well as with multi-core processors that target networking equipment from vendors, such as Broadcom, Cavium Networks and other smaller vendors.  Some of our competitors or potential competitors are larger, have significantly greater sales, have greater financial resources and are better known.

We also experience major competition from customers' internal chip design teams who choose to develop their own network processors or in-house ASIC solutions, especially in the CESR segment. For example, Juniper Networks, which uses our NP-2 processors and was until 2010 our largest customer accounting for approximately 40%, 24% and 17% of our revenues in 2010, 2011 and 2012, respectively, announced in October 2009 that it was launching a new family of processors and networking systems incorporating internally developed chips.  This new family of products replaces the products that incorporate our NPUs, and Juniper Networks has significantly reduced and will eventually discontinue its purchases from us.  Another example is Huawei, which although it has developed a product based on our NP-4 we believe it may proceed to offer a lower-end in-house solution in parallel to the high-end NP-4 solution using our network processors.

We believe that the principal elements of competition in the market for advanced network processors are integration, flexibility, performance and price.  Integration reduces the chip count (the number of chips needed in a given application to achieve the system manufacturer's design goals), board space, power usage (the watts of electric power required to operate the chip) and ultimately the overall price of a system solution.  Flexibility implies ability to address changing market processing requirements through programming and downloading of new code to the network processor.  Performance and price are crucial to achieve high throughput and port-count within a given budget of space, power and cost.

Our research and development efforts seek to maximize integration and programming flexibility while minimizing production costs.  Our ability to compete depends largely upon our ability to offer better design and performance than our competitors.

We believe we are the only network processor vendor that currently offers network processors that range in throughput from a few Gigabits to hundreds of Gigabits per second, all based around common architecture and software.  Other vendors focus on either the high-speed segment (over 20-Gigabit per second) or the low speed segment (up to 20-Gigabit per second).

Some of our network processor competitors' products use separate chips for traffic management or provide lesser functionality flexibility or throughput.

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

We hold four U.S. registered patents:

•	No. 6,532,457: Look-ahead tree structure
•	No. 6,594,655: Wildcards in radix search tree structures.
•	No. 6,625,612: Deterministic search algorithm.
•	No. 6,778,534: High-performance network processor.

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

We are organized under the laws of the State of Israel.  We have two significant wholly owned subsidiaries: EZchip Technologies Ltd., a corporation organized under the laws of the State of Israel, and its wholly-owned subsidiary EZchip Inc., a corporation incorporated under the laws of the State of Delaware.

D.	PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property.  Our principal development, marketing and administrative facilities occupy approximately 33,500 square feet of a building in Yokneam, Israel, at an aggregate rental cost of approximately $450,000 in 2012.  The lease for our principal offices expires in January 2014.

We occupy approximately 8,500 square feet of a building in Kiryat Gat, Israel, at an aggregate annual rental cost of approximately $90,000.  The lease expires in October 2015, and we have an option to extend the lease for an additional five years.

We conduct our sales operations through two locations in the United States.  We lease office space in California and Massachusetts under one-year renewable leases.  The aggregate rental cost for these two offices was approximately $85,000 in 2012.

Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business, mainly in Israel.  These purchases totaled $224,000 in 2010, $660,000 in 2011 and $913,000 in 2012.  Our capital expenditures in the three years ended December 31, 2012 were spent primarily for the procurement of research and development hardware equipment and software tools.

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

In certain instances, we sell network processor-based systems together with software tools and maintenance and support services.  In these cases, we comply with the requirements set forth in FASB ASC 605-25 “Revenue Recognition,” relating to the separation of multiple deliverables into individual accounting units with determinable fair values.  Revenues from such software tools and maintenance were immaterial during 2010, 2011 and 2012.

In 2006, 2010 and 2012, we signed agreements with Marvell according to which Marvell manufactures and sells customized versions of our NP-3, NP-4 and NP-5 network processors to Cisco and pays us royalties for each chip it sells to Cisco.  Royalty revenue is recorded in accordance with ASC 605-45-45, “Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent,” on a net basis.  In accordance with the agreements with Marvell, Marvell sends us royalty reports, once a month, which reflect the prior month's sales.  Accordingly, we recognize royalty revenues in the month that follows the month in which the sales are made by Marvell.

Inventory Valuation

We are required to state our inventories at the lower of cost or market price.  In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels.  Inventory write-offs are provided for slow-moving items or technological obsolescence and are recorded in the consolidated statements of operations.  Once inventory is written down, a new cost basis is established for future periods.  During the year ended December 31, 2012, 2011 and 2010, the inventory write downs were immaterial.

Goodwill

Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired.  We adopted FASB ASC 350 "Intangibles-Goodwill and other," or ASC 350, under which goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise) at the reporting unit level. We elected to first assess the qualitative factors to determine whether it is more likely than not that the fair value of its reporting operating unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment under the new authoritative guidance issued by the FASB.  If it determined that it is more likely than not that its fair value is less than its carrying amount, then the two-step goodwill impairment test is performed.

ASC 350 prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment, while the second phase (if necessary) measures impairment.  In the first phase the fair value of the reporting unit is compared with its carrying value. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.  In such case, the second phase is then performed, and we measure impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill.  An impairment loss is recognized in an amount equal to the excess.

We operate in one operating segment and such segment comprises our only reporting unit.  We determined December 31 as the date of our annual impairment test.  During the years 2012, 2011 and 2010, no impairment losses were recorded.

Equity-based Compensation Expense

We account for equity-based compensation in accordance with FASB ASC 718 “Compensation-Stock Compensation,” or ASC 718, which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors.  Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods.  Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited.  If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted.

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

Accounting for Income Tax

We account for income taxes in accordance with FASB ASC 740, “Income Taxes,” as amended, or ASC 740, which prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized.

Under ASC 740, we use a two-step approach to recognize and measure uncertain tax positions.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.  We recognize interest and penalties related to unrecognized tax benefits in our provision for income tax.

Marketable Securities

We account for our investments in marketable securities in accordance with FASB ASC 320 “Investments - Debt and Equity Securities.”  We determine the classification of marketable securities at the time of purchase and reevaluate such designations as of each balance sheet date.  We classify all of our marketable securities as designated available-for-sale.  Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a separate component of shareholders’ equity, accumulated other comprehensive income (loss).  Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification basis for determining the cost of securities.  The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discount to maturity.  Such amortization, together with interest on securities, is included in the financial income, net.

We recognize an impairment charge when a decline in the fair value of our marketable securities below the cost basis is judged to be other-than-temporary.  When evaluating the investments for other-than-temporary impairment, we review factors such as the length of time and extent to which the fair value has been below cost basis, the financial condition of the issuer and any changes to the issuer, and our intent to sell, or whether it is more likely than not we will be required to sell the investment before recovery of the investment’s amortized cost basis.  We did not recognize any impairment charges on outstanding securities during the three years ended December 31, 2012.

Fair Value of Financial Instruments

We account for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures,” or ASC 820.  Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.  As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Results of Operations

The following table presents, for the periods indicated, information concerning our results of operations.

	Year Ended December 31,
	2010	2011	2012
	(in thousands, except per share data)
Revenues	$61,998	$63,457	$54,707
Costs of revenues	15,668	14,409	9,118
Amortization of technology	1,915	597	--
Repayment of OCS grants	--	9,938	--
Gross profit	44,415	38,513	45,589
Operating expenses:
Research and development, net	13,665	16,695	19,736
Sales, general and administrative	10,001	12,059	12,634
Total operating expenses	23,666	28,754	32,370
Operating income	20,749	9,759	13,219
Financial income, net	1,130	1,713	2,432
Income before taxes	21,879	11,472	15,651
Taxes on income	(8,236)	(3,530)	--
Net income	13,643	7,942	15,651
Basic net income per share	$0.54	$0.30	$0.56
Diluted net income per share	$0.52	$0.28	$0.54

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues

We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network processor-based systems, software tools and services.  For the year ended December 31, 2012, revenues decreased by $8.8 million, or 14%, to $54.7 million from $63.5 million for the year ended December 31, 2011.  Cisco accounted for $23.4 million (43% of revenues) in 2012, compared to $16.9 million (27% of revenues) in 2011.  Revenues from Cisco are generated through Marvell, which manufactures and sells customized versions of our NP-3 and NP-4 processors to Cisco and pays us royalties for each chip it sells to Cisco.  We recognize revenues on account of such sales on a net basis.  The increase in sales to Cisco is mainly attributable to its ramp up of producing existing and new platforms, using our NP-3 and NP-4 NPUs. Juniper Networks accounted for $9.3 million (17% of revenues) in 2012, compared to $15.3 million (24% of revenues) in 2011, a decline of 39%.  The decline in sales to Juniper Networks was mainly attributable to its decision to use in-house solutions for its new systems instead of our NP-2.  ZTE Corporation accounted for $7.2 million (13% of revenues) in 2012, compared to $6.8 million (11% of revenues) in 2011.  Our other customers as a group accounted for $14.8 million (27% of revenues) in 2012, compared to $24.5 million (38% of revenues) in 2011.  The decrease in the revenues generated from our other customers is mainly attributable to the slow carrier spending environment in 2012 that negatively affected our customers’ end markets.  This resulted in lower NP-2 and NP-3 production orders and their slower than expected move to production of new NP-4 based customer platforms.

Cost of Revenues

Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers, and to a lesser extent royalties payable to the OCS (in connection with grants received from the OCS in the current and prior years), the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs.  For the year ended December 31, 2012, our cost of revenues decreased by $5.3 million, or 37%, to $9.1 million (17% of revenues) from $14.4 million (23% of revenues) for the year ended December 31, 2011.  The decrease in cost of revenues, as well as the decrease in cost of revenues as a percentage of revenues, was mainly attributable to the decrease in revenues and to a higher portion of royalty-based revenues from Marvell, which bear no cost of goods sold (other than royalties due to the OCS in 2011), as well as to the elimination in December 2011 of all our future royalty obligations for the NP-3, NP-4 and the NPA, which resulted in no royalties cost in 2012.

Amortization of Technology

Amortization of technology reflects the amortized cost of the intangible asset - “technology” - acquired in connection with the purchases of EZchip Technologies shares in a series of share exchange transactions in prior years.  Each acquisition of shares of EZchip Technologies (other than the 2009 employee exchange offer) was accounted for according to the purchase method of accounting and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition.  Technology is being amortized using the straight-line method over its useful life.  The amortization costs during 2011 were $0.6 million. There were no amortization costs during 2012.

Repayment of OCS Grants

During December 2011, we made a one-time early repayment of $9.9 million to the OCS, representing the full balance of the contingent liability related to the NP-4 and NPA grants received.  Upon making this payment, we eliminated all future royalty obligations related to future revenues anticipated from the NP-4 and the NPA and avoided the associated future interest payments related to such obligations.  There was no repayment of OCS grants during 2012.

Gross Profit

For the year ended December 31, 2012, our gross profit increased by $7.1 million, or 18%, to $45.6 million (83% of revenues) from $38.5 million (61% of revenues) for the year ended December 31, 2011. This increase in gross profit was mainly attributable to the absence of OCS royalty payments in 2012, compared with a one-time early payment of $9.9 million to the OCS during 2011 (resulting in elimination of all our future royalty obligations for the NP-3, NP-4 and the NPA), as well as to a higher portion of royalty revenues from Marvell, which bear no cost of goods sold.

Research and Development Expenses, Net

Research and development expenses consist primarily of the salaries and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs).  Since April 1, 2006, we have received research and development participation grants from the OCS.  For the year ended December 31, 2012, research and development expenses increased by $3.9 million, or 18%, to $25.6 million (excluding OCS grants of $5.9 million) from $21.7 million (excluding OCS grants of $5.1 million) for the year ended December 31, 2011.  The increase in research and development expenses was mainly attributable to higher labor costs resulting primarily from an increase in the number of research and development employees that we hired, mainly for the NPS development that is being conducted at our new design center in Kiryat Gat, Israel.

Sales, General and Administrative Expenses

Sales, general and administrative expenses consist primarily of salaries and benefits, commissions to third party sales representatives, participation in trade shows, travel expenses, as well as legal, accounting and other administrative costs.  For the year ended December 31, 2012, such expenses increased by $0.5 million, or 4%, to $12.6 million from $12.1 million for the year ended December 31, 2011.  The increase was primarily attributable to an increase in our labor costs, sales commissions to third party representatives and an increase in our share-based compensation expenses under ASC 718.

Financial Income, Net

Financial income, net reflects the income or expenses from traditional interest income or financing expenses and from exchange rate fluctuations and currency translation.  For the year ended December 31, 2012, net financial income increased by $0.7 million to $2.4 million from net financial income of $1.7 million for the year ended December 31, 2011.  This increase was mainly attributable to higher levels of cash, cash equivalents, deposits and marketable securities in the 2012 period.

Taxes on Income

We did not record any taxes on income for the year ended December 31, 2012 due to our utilization of the tax asset and certain tax benefits available to our Approved and Privileged Enterprise programs.  For the year ended December 31, 2011, we recorded taxes on income of $3.5 million.  The tax expenses resulted from utilization of the deferred tax asset that was created in 2009.  During the second half of 2011 we completed the utilization of the tax asset and started utilizing certain tax benefits available to our Approved and Privileged Enterprise programs.

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

Amortization of Technology

For the year ended December 31, 2011, amortization of technology decreased by $1.3 million, or 69%, to $0.6 million from $1.9 million for the year ended December 31, 2010.

Repayment of OCS Grants

During December 2011 we made a one-time early repayment of $9.9 million to the OCS, representing the full balance of the contingent liability related to the NP-4 and NPA grants received.  Upon making this payment, we eliminated all future royalty obligations related to future revenues anticipated from the NP-4 and the NPA and avoided the associated future interest payments related to such obligations.

Gross Profit

For the year ended December 31, 2011, our gross profit decreased by $5.9 million, or 13%, to $38.5 million (61% of revenues) from $44.4 million (72% of revenues) for the year ended December 31, 2010.  This decrease in gross profit is primarily a result of the one-time early payment of $9.9 million to the OCS.

Research and Development Expenses, Net

For the year ended December 31, 2011, research and development expenses increased by $4.8 million, or 28%, to $21.7 million (excluding OCS grants of $5.1 million) from $16.9 million (excluding OCS grants of $3.2 million) for the year ended December 31, 2010.  The increase in research and development expenses was mainly attributable to higher labor costs resulting primarily from an increase in the number of research and development employees that we hired, mainly for the NPS development that is being conducted at our new design center in Kiryat Gat, Israel.

Sales, General and Administrative Expenses

For the year ended December 31, 2011, sales, general and administrative expenses increased by $2.1 million, or 21%, to $12.1 million from $10.0 million for the year ended December 31, 2010.  The increase was primarily attributable to a higher level of labor costs, sales commissions to third party representatives and a higher level of share-based compensation expenses under ASC 718.

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

Effective Corporate Tax Rate

Israeli companies were subject to corporate tax at the rate of 25% of their taxable income in 2012 and are subject to the same tax rate for their taxable income in 2013 and thereafter.  However, because we have elected to participate in the alternative package of tax benefits for our current Approved and Privileged Enterprises, the income derived from these enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.  The period of tax benefits for our Approved and Privileged Enterprises is valid for ten years following the first year in which we generate net taxable income associated with each enterprise.  Certain investment income derived by us from investments may not be regarded by the Israeli tax authorities as income from our Approved Enterprise or Privileged Enterprises and consequently, may be taxed at the regular statutory rate in Israel.  During 2011, we started to generate tax-exempt income from our Approved Enterprise.  See Item 10.E, “Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

We had aggregate operating tax loss carryforwards of approximately $41.3 million as of December 31, 2012 ($32.3 million of which relate to our company and $9.0 million to our subsidiary, EZchip Inc.

EZchip Inc. is subject to U.S. income taxes.  Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

We and EZchip Technologies have accumulated capital loss carryforwards in the amount of $29.5 million.

To prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate.  This process involves estimating our actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax and accounting purposes.  These differences result in deferred tax assets and liabilities. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. See Notes 2o and 13 to our consolidated financial statements for further information regarding our taxes.

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

Impact of Currency Fluctuation

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we use hedging techniques, we cannot eliminate the effects of currency fluctuations.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.  See Note 16 to our consolidated financial statements.  See also discussion in Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

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

Working Capital; Cash, Cash Equivalents; Short-Term Deposits and Marketable Securities

As of December 31, 2012, we had $170.6 million in working capital and $163.0 million in cash, cash equivalents, short-term deposits and marketable securities, compared to $134.4 million in working capital and $126.8 million in cash, cash equivalent, short-term deposits and marketable securities as of December 31, 2011 and $111.6 million in working capital and $101.3 million in cash, cash equivalents, short-term deposits and marketable securities as of December 31, 2010.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$26,028	$19,379	$29,706
Net cash used in investing activities	(37,851)	(40,390)	(16,789)
Net cash provided by financing activities	9,060	8,082	12,890
Increase (decrease) in cash and cash equivalents	(2,763)	(12,929)	25,807
Cash and cash equivalents — beginning of year	34,748	31,985	19,056
Cash and cash equivalents — end of year	$31,985	$19,056	$44,863

Net cash provided by operating activities was approximately $29.7 million for the year ended December 31, 2012, compared with net cash provided by operating activities of approximately $19.4 million for the year ended December 31, 2011 and approximately $26.0 million for the year ended December 31, 2010.  The improvement in cash flows from operating activities in 2012 compared to 2011 and the decrease in cash flows from operating activities in 2011 compared to 2010 are mainly attributable to the one-time repayment of OCS grants in the amount of $9.9 million that occurred in 2011, compared to no repayment during 2010 or 2012.  Other than the repayment of OCS grants in 2011, there was no material change in the mix or type of expenses used in operating activities during 2010 through 2012.

Net cash used in investing activities was approximately $16.8 million for the year ended December 31, 2012.  Of such amount, approximately $15.3 million, net, was used to purchase marketable securities and for investment in deposits and approximately $1.5 million was used to purchase property, equipment and technology.  Net cash used in investing activities was approximately $40.4 million for the year ended December 31, 2011.  Of such amount, approximately $39.5 million, net, was used to purchase marketable securities and for investment in short term deposits and approximately $0.9 million was used to purchase property, equipment and technology.  Net cash used in investing activities was approximately $37.9 million for the year ended December 31, 2010.  Of such amount, approximately $37.3 million, net, was used to purchase marketable securities and for investment in short term deposits, approximately $0.4 million was used to purchase property and equipment and $0.2 million was used to invest in an affiliated company (see Note 2j to our consolidated financial statements).

For the years ended December 31, 2012 and 2011, net cash provided by financing activities was $12.9 million and $8.1 million, respectively.  These amounts were attributable to proceeds from the exercise of employee stock options.  For the year ended December 31, 2010, net cash provided by financing activities was approximately $9.1 million, of which approximately $8.0 million was attributable to proceeds from the exercise of employee stock options and approximately $1.1 million, net from the issuance of shares in an underwritten public offering.

We believe that our available cash, cash equivalents, short term deposits and marketable securities balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

Public Offerings

In December 2009, we concluded a public offering of our ordinary shares.  In January 2010, we issued and sold 106,893 ordinary shares for a total amount of $1.1 million following the exercise by the underwriter of its over-allotment option granted in the 2009 underwritten public offering. We used all the net proceeds from the public offering to purchase a portion of the securities of EZchip Technologies.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Currently, 156 employees, representing approximately 80% of our employees, are engaged in research and development.  EZchip Technologies’ senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.  The following table sets forth our research and development expenses for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Research and development expenses	$16,863	$21,745	$25,599
Less Office of the Chief Scientist grants	3,198	5,050	5,863
Research and development expenses, net	$13,665	$16,695	$19,736

D.	TREND INFORMATION

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

The following table summarizes our contractual obligations as of December 31, 2012 and the effect that such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$1,670	$1,058	$612	$--	$--
Purchase commitments	$6,084	$6,084	--	--	--
Uncertain income tax position (1)	304	--	--	--	--
Severance pay (2)	6,977	--	--	--	--
Total	$15,035	$7,142	$612	$--	$--
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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position(s)
Benny Hanigal (1)	63	Chairman of the Board
Eli Fruchter (1)(2)	57	Director, President and Chief Executive Officer of EZchip Technologies
Dror Israel	44	Chief Financial Officer
Amir Eyal	53	Vice President – Business Development of EZchip Technologies
Ran Giladi (1)(3)	58	Director
Karen Sarid (3)(4)	62	Director
Shai Saul (1)(3)(4)(5)	51	Director
David Schlachet (2)(3)(4)(5)	67	Director
___________________
(1)	Member of our Strategy Committee.
(2)	Member of our Risk Management Committee.
(3)	“Independent Director” under rules of the Securities and Exchange Commission, NASDAQ Stock Market Rules and the Israeli Companies Law (see explanation below)
(4)	Member of our Audit Committee and Compensation Committee.
(5)	“Outside Director” within the meaning of the Israeli Companies Law (see explanation below)

Benny Hanigal has served as the Chairman of our Board of Directors since December 2007, and as the Chairman of the Board of Directors of EZchip Technologies since December 2006.  From 2001 until 2010, Mr. Hanigal was a partner in Sequoia Capital Israel Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995.  In 1995, Lannet Ltd. was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997.  From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that managed one of the Star funds.  Mr. Hanigal also served as a director of Alvarion Ltd until 2011. Mr. Hanigal holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

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

Prof. Ran Giladi has served as a director of our company since December 2001.  Prof. Giladi is a faculty member of Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1996 until 2000 and from 2010 until 2012, as well as serving as vice-Dean of the Faculty of Engineering Sciences from August 2008 until July 2011.  Since 2011 Prof. Giladi has been a Venture Partner of DFJ Tel Aviv Venture Partners, an Israeli technology-focused venture capital fund since 2011, and he served in a similar capacity in two preceding venture capital funds (DFJ TFV III and TFV II) from 2004.  Prof. Giladi was the active Chairman of DiskSites, Inc., which was acquired by Expand Networks Ltd. in 2006.  Prof. Giladi co-founded InfoCyclone Inc. and was its President and Chief Executive Officer from 2000 until 2002.  Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986.  Prof. Giladi holds a B.Sc. degree in Physics and an M.Sc. degree in Biomedical Engineering, both from the Technion - Israel Institute of Technology and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

Karen Sarid has served as a director of our company since December 2001 and is a member of our Audit Committee and Compensation Committee.  Ms. Sarid serves as President of Alma Lasers Ltd since January 2012. Ms. Sarid served as President and General Manager of Syneron Medical Israel from 2009 to 2010.  Ms. Sarid served as the General Manager of Galil Medical Israel from 2007 to 2009.  Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market. Prior to that and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd.  From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that was traded on the NASDAQ Stock Market.  Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996. Ms. Sarid also serves as a director of Oridion Systems Ltd. and Gilat Satellite Networks Ltd.  From September 2012, Ms. Sarid also serves as a director and a member of the audit committee of Medical Compression Systems (MCS). Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

Shai Saul has served as a director of our company since December 2006 and is a member of our Audit Committee and Chairman of our Compensation Committee.  Mr. Saul has served as Founder and General Partner of DFJ Tel Aviv Venture Partners, an Israeli technology-focused venture capital fund since 2011.  Mr. Saul served in similar capacities in two preceding venture capital funds (DFJ TFV III and TFV II) since 1999.  From 2000 to 2009, Mr. Saul served as Chairman of CopperGate Communications, a developer of chips for the in-home broadband connectivity (acquired by Sigma Designs), and during 2001, he served as CopperGate’s Chief Executive Officer. From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN, acquired by SafeNet). From 1993 to 1994, Mr. Saul served as Chief Executive Officer of Ganot Ltd., a cleantech company.  Mr. Saul also serves as a director of Superfish and board observer at Doat Media, among others.  His past investments and board positions include Native Networks, a developer of carrier-class optical Ethernet transport solutions (acquired by Alcatel), Allot Communications (NASDAQ: ALLT), a provider of bandwidth management solutions, Wave Systems, fables developer of authentication chips (NASDAQ: WAVX), and Voltaire, a developer of scale-out solutions for high performance data centers (NASDAQ: VOLT acquired by Mellanox, NASDAQ: MLNX). Mr. Saul holds an LL.B. degree from Tel Aviv University.

David Schlachet has served as director of our company since September 2005 and is the Chairman of our Audit Committee and a member of our Compensation Committee.  Mr. Schlachet served as Chief Executive Officer of Syneron Medical Ltd. from November 2005 to May 2007, after having served as its Chief Financial Officer from July 2004 to November 2005. From January 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in life sciences.  From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. Mr. Schlachet also served as an active Chairman of Elite Industries Ltd.  From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science.  Mr. Schlachet serves as a director of Syneron Medical Ltd., a NASDAQ-listed company, and Syneron Beauty, a subsidiary of Syneron, and is a director of BioCancell Therapeutic Inc., Mazor Surgical Technology Ltd. and Taya Investment Company Ltd., which are traded on the Tel Aviv Stock Exchange.  From December 2008 to December 2012, Mr. Schlachet served as a director and audit committee member of the Tel Aviv Stock Exchange and as a director of the Tel Aviv Stock Exchange Clearing House and Maof Clearing House. Since October 2010 Mr. Schlachet also serves as Chairman of CellCure Neurosciences Ltd., a privately-held biotechnology company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid during 2012 to all of our directors and executive officers as a group (eight persons) for services in all capacities was approximately $767,000. This amount includes amounts set aside to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, in the amount of approximately $89,000. This aggregate amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.  All our executive officers work full time for us.

During the year ended December 31, 2012, we paid each of our outside directors approximately $2,916 per quarter and approximately $400 per meeting attended.  Our other non-executive directors did not receive any cash compensation during 2012, except for Mr. Benny Hanigal.  We pay Mr. Hanigal a $3,000 monthly fee for his service as Chairman of our Board of Directors.

During 2012, we paid our executive director, Mr. Eli Fruchter, who also serves as our Principal Executive Officer and the President and Chief Executive Officer of EZchip Technologies, a monthly gross salary of NIS 74,880 (approximately $20,000). We also granted Mr. Fruchter during 2012 an aggregate of 45,900 restricted share units.

During 2012, we granted our directors and executive officers as a group an aggregate of 89,850 restricted share units (including the 45,900 restricted share units granted to Mr. Fruchter as described above), all of which were granted under our 2003 Amended and Restated Equity Incentive Plan.  See Item 6E. “Directors, Senior Management and Employees - Share Ownership - Equity Incentive Plans.”

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

Any committee of the board of directors must include at least one outside director and each of the audit committee and the compensation committee must include all of the outside directors (including one outside director serving as the chair of the audit committee and one outside director serving as the chair of the compensation committee).  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

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

Messrs. Shai Saul and David Schlachet serve as our outside directors under the Israeli Companies Law.  Mr. Saul’s term will expire in 2015 and Mr. Schlachet’s term will expire in 2014, following which their service as an outside director may each be extended for additional three-year terms.

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

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an outside director.  An Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law, as well as certain other recommended corporate governance provisions.  We have not included such provisions in our articles of association since our board of directors complies with the independence requirements and the corporate governance rules of NASDAQ and the Securities and Exchange Commission regulations.  In any event, as described above, a majority of our board of directors and all members of our audit committee are directors who comply with the independence criteria prescribed by the Israeli Companies Law.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee.  An audit committee must consist of at least three directors, including all of the outside directors (one of whom must serve as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Israeli Companies Law.  The audit committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder.  Individuals who are not permitted to be audit committee members may not participate in the committee’s meetings other than to present a particular issue.  However, an employee who is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and attend the voting.

The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the fees of, and services performed by, our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls.  The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.  Under the Israeli Companies Law, the audit committee also is required to monitor deficiencies in the administration of our company, including by consulting with the internal auditor and independent accountants, to review, classify and approve related party transactions and extraordinary transactions, to review the internal auditor’s audit plan and to establish and monitor whistleblower procedures.

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

Our Audit Committee currently consists of Shai Saul, Karen Sarid and David Schlachet. Mr. Schlachet serves as the Chairman of the Audit Committee. The composition and function of the Audit Committee comply with the requirements of the Israeli Companies Law, the Securities and Exchange Commission and NASDAQ Stock Market Rules.

Compensation Committee

Under the Israeli Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors, include all of the outside directors (including one outside director serving as the chair of the compensation committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Israeli Companies Law.  Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives.  Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

The compensation committee’s duties include recommending to the board of directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Israeli Companies Law.  The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson.

Our Compensation Committee currently consists of Shai Saul, Karen Sarid and David Schlachet. Mr. Saul serves as the Chairman of the Compensation Committee. The composition and function of the Compensation Committee comply with the requirements of the Israeli Companies Law, the Securities and Exchange Commission and NASDAQ Stock Market Rules.

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

Directors’ Service Contracts

We do not have any service contracts with our non-executive directors, except for the $3,000 monthly fee we pay to Mr. Benny Hanigal for his services as Chairman of our Board of Directors.

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

Duty of Loyalty.  The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and such person’s personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.  A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.  A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director.  A violation of these requirements is deemed a breach of the director’s duty of loyalty.

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

An “office holder” is defined as any managing director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of these positions regardless of that person’s title, or any director or any manager directly subordinate to the general manager.  Each person listed in the table under “Director and senior management” is an office holder.

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

Approval of Compensation of Office Holders.  Compensation arrangements for officers (other than the Chief Executive Officer) who are not directors require the approval of the compensation committee and the board of directors.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the compensation committee is sufficient.  Arrangements regarding the compensation of the Chief Executive Officer and directors require the approval of the compensation committee, the board and the shareholders, in that order. In certain cases, the compensation of the Chief Executive Officer who is not a director may be approved without approval of the shareholders.

Approval of Other Transactions with Office Holders.  In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the disclosure requirement described above, only board approval is required unless the articles of association of the company provide otherwise.  Our articles of association do not provide otherwise.  Such approval must determine that the transaction is not adverse to the company’s interest.  If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of the company’s compensation committee and the board of directors are required, except if the compensation arrangement is a non-material amendment to an existing compensation arrangement of an officer who is not a director (in which case the approval of the compensation committee is sufficient). If the transaction concerns exculpation, indemnification, insurance or compensation of a director, then the approvals of the company’s compensation committee, board of directors and shareholders are required (in that order), except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, in which case the approval of the compensation committee is sufficient.  Exculpation, indemnification, insurance or compensation of a director or the Chief Executive Officer also requires shareholder approval.

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

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest.

Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company or as a service provider to the company, including through a company controlled by a controlling shareholder.

The shareholders’ approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

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

•	reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

•	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

o	in a criminal action from which the office holder is acquitted, or

o	in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

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

D.	EMPLOYEES

As of March 12, 2013, we had 195 employees. The following table presents the number of our employees categorized by activity as of December 31:

	As of December 31,
	2010	2011	2012
Operations	9	9	9
Research and development	105	126	150
Sales and marketing	20	20	21
General and administrative	9	9	9
Total	143	164	189

The following table presents the number of our employees categorized by geographic location as of December 31:

	As of December 31,
	2010	2011	2012
Israel	133	155	178
United States	7	7	8
China	3	2	3
Total	143	164	189

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

All of our Israeli employees are covered by life and/or pension insurance policies providing customary benefits to employees, including retirement and severance benefits.  Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to all employees in Israel, including our Israeli employees.  According to such provisions, all employees employed for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.  We contribute 13.3%-14.3% of base wages to such plans and the employees contribute between 5.0% to 7% of their base wages.  We also contribute 7.5% of base wages to certain “professional education” funds for our employees and they contribute 2.5% of base wages.  Our contribution is limited to the maximum amounts that are not considered taxable income to the employee.  Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  The payments to the National Insurance Institute are determined progressively in accordance with wages.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and executive officers as of March 15, 2013.  The information in the table below is based on 28,488,981 ordinary shares outstanding as of March 15, 2013.

Name	Number of Shares(1)	Percent
Eli Fruchter (2)	660,854	2.32%
All directors and executive officers as a group (8 persons)(3)	914,474	3.19%

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

(2)
Based on information available to the company.  Includes 4,202 restricted share units that vest within 60 days of the date of this table. The address for Mr. Fruchter is c/o EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.

(3)	As of March 13, 2013 all directors and executive officers as a group (8 persons) held 13,906 restricted share units that vest within 60 days of the date of this table.

None of our directors and executive officers beneficially owns more than 1% of our outstanding shares, other than Eli Fruchter, a member of our Board of Directors and President and Chief Executive Officer of EZchip Technologies.

As of December 31, 2012, our executive officers and directors as a group held options to purchase an aggregate of 216,627 of our ordinary shares.  The weighted average exercise price of these options was $13.74 and their expiration dates ranged from February 11, 2015 and September 2, 2016.  As of December 31, 2012, our executive officers and directors as a group held an aggregate of 229,396 restricted share units.

Equity Incentive Plans

2003 Amended and Restated Equity Incentive Plan.

In October 2003, we adopted the 2003 Israeli Share Option Plan.  The plan was amended in December 2006 and further amended in December 2007, October 2010 and February 2012.  In 2007, the plan was renamed the 2003 Amended and Restated Equity Incentive Plan, or the 2003 Israel Plan.  The 2003 Israel Plan is administered by our Board of Directors, or a committee of the Board that is delegated authority to act as the administrator.  The administrator has broad discretion, subject to certain limitations, to determine the persons entitled to receive awards, the terms and conditions on which awards are granted and the number of shares subject to each award granted.  Under the 2003 Israel Plan, we may grant restricted share units, or RSUs, and options to purchase our ordinary shares to Israeli employees, directors, consultants, advisers and service providers of our company and its subsidiaries.  In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive awards under the 2003 Israel Plan are afforded certain tax benefits (excluding our controlling shareholders or those who are not our employees or directors).  We have elected the benefits available under the “capital gains” alternative.  There are various conditions that must be met in order to qualify for these benefits, including registration of the awards in the name of a trustee for each of the employees who is granted awards.  Each award, and any ordinary shares acquired upon the exercise of the award, must be held by the trustee for a period of 24 months.  The 2003 Israel Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant.  Awards granted under the 2003 Israel Plan are generally exercisable over four years.  Awards that are not exercised will become available for further grant by the Board under the 2003 Israel Plan.  In addition, on January 1st of each year, to the extent the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan on such date is less than 4% of the number of ordinary shares issued and outstanding on such date, the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan will automatically increase on such date to equal 4% of the number of ordinary shares issued and outstanding on such date.  In October 2010 and in February 2012, our Board of Directors approved amendments to the 2003 Israel Plan increasing the number of ordinary shares that may be granted under such plan by 2,100,000 shares and by 2,500,000 shares, respectively.

As of December 31, 2012, 1,936,821 ordinary shares were available for future issuances under the 2003 Israel Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan.

As of December 31, 2012, options to purchase an aggregate of 489,314 ordinary shares were outstanding under the 2003 Israel Plan, with a weighted average exercise price of $14.62 per share and expiration dates ranged from February 2015 to October 2016.  In addition, as of December 31, 2012, 903,850 RSUs were outstanding under the 2003 Israel Plan.

EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan.

In December 2007, we adopted the 2007 U.S. Equity Incentive Plan, or the 2007 U.S. Plan.  Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan.  In general, the exercise price of incentive stock options granted under the 2007 U.S. Plan must be at least equal to 100% of the fair market value of the ordinary shares on the date of grant.  If, however, incentive stock options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our share capital or the share capital of any parent or subsidiary of our company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of such incentive stock options must not exceed five years.  In July 2010, our shareholders approved an amendment to the 2007 U.S. Plan increasing the number of ordinary shares that may be granted under such plan by 500,000 shares.

As of December 31, 2012, 207,000 ordinary shares were available for future issuance under the 2007 U.S. Plan, which amount is reduced by three shares for each restricted share unit that we grant under the plan and by one share for each option that we grant under the plan.

As of December 31, 2012, options to purchase an aggregate of 57,788 ordinary shares were outstanding under the 2007 U.S. Plan, with a weighted average exercise price of $14.26 per share and expiration dates ranging from February 2015 to October 2016.  In addition, as of December 31, 2012, 89,275 RSUs were outstanding under the 2007 U.S. Plan.

2009 Israel Equity Plan.

In November 2009, we adopted the 2009 Israel Equity Plan.  The plan was adopted for the sole purpose of issuing options to purchase our ordinary shares to our former and current Israeli employees who elect to exchange their options to purchase ordinary shares of EZchip Technologies.  The 2009 Israel Equity Plan is administered by our Board of Directors or a committee of the Board that is delegated authority to act as the administrator.  Under the 2009 Israel Plan, we may grant options to purchase our ordinary shares to former and current employees, directors, consultants, advisers and service providers of our company and subsidiaries in exchange for their options to purchase ordinary shares of EZchip Technologies.  The 2009 Israel Equity Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant.  All awards granted in 2009 and 2010 under the 2009 Israel Equity Plan were immediately exercisable.

As of December 31, 2012, options to purchase an aggregate of 41,648 ordinary shares were outstanding under the 2009 Israel Equity Plan, with a weighted average exercise price of $2.88 per share and expiration dates ranging from July 2013 to July 2014, all of which were granted in December 2009 as part of the Employee Exchange Offer.

As of December 31, 2012, 952,940 ordinary shares were available for future issuance under the 2009 Israel Equity Plan, which amount is reduced by one share for each option that we grant under the plan.  However, we do not intend to grant any additional options pursuant to the 2009 Israel Equity Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information as of March 15, 2013 (unless otherwise indicated below) for each shareholder known to us to beneficially own more than 5% of our outstanding ordinary shares.  The information in the table below is based on 28,488,981 ordinary shares outstanding as of March 15, 2013.  Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Shares(1)	Percent
Eagle Asset Management, Inc. (1)	1,929,486	6.77%

__________________________

(1)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 23, 2013. The address of Eagle Asset Management, Inc. is 880 Carillon Parkway, St. Petersburg, Florida 33716.

Significant Changes in the Ownership of Major Shareholders

Eagle Asset Management, Inc. On January 23, 2013, Eagle Asset Management, Inc. filed a Schedule 13G with the Securities and Exchange Commission reporting that as of December 31, 2012 Eagle Asset Management, Inc. had beneficial ownership of 6.87% of our ordinary shares.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 19, 2013, there were 36 holders of record of our ordinary shares, including 29 holders of record residing in the United States holding approximately 80.6% of the aggregate 28,957,836 ordinary shares outstanding as of such date.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 99.6% of our outstanding ordinary shares as of such date).

B.	RELATED PARTY TRANSACTIONS

None.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See the consolidated financial statements included under Item 18 “Financial Statements.”

Export Sales

See Note 14b to the consolidated financial statements.

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

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2012.

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

Set forth below for each of the periods indicated are the range of high and low market prices of our ordinary shares as reported by the NASDAQ Global Select Market (for periods from January 1, 2011) and the NASDAQ Global Market (for periods from January 2008 through December 31, 2010) and the high and low market prices of our ordinary shares (in U.S. dollars) as reported by the Tel Aviv Stock Exchange.  Share prices on the Tel Aviv Stock Exchange are quoted in NIS; the share prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

Annual Share Price Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 1, 2011) and the NASDAQ Global Market (for periods from January 2008 through December 31, 2010) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2008	$18.79	$5.63	$19.32	$6.85
2009	$18.12	$9.95	$17.66	$10.51
2010	$29.73	$11.62	$29.49	$11.78
2011	$37.85	$26.55	$37.38	$25.17
2012	$46.79	$27.02	$45.85	$27.76

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 1, 2011) and the NASDAQ Global Market (for periods prior to January 1, 2011) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low

2010
First quarter	$20.25	$11.62	$20.52	$11.78
Second quarter	$20.80	$14.97	$20.32	$15.28
Third quarter	$26.61	$16.93	$26.45	$16.59
Fourth quarter	$29.73	$22.64	$29.49	$23.11

2011
First quarter	$33.48	$26.55	$33.91	$25.17
Second quarter	$37.00	$27.51	$36.78	$27.40
Third quarter	$37.85	$27.70	$37.38	$28.27
Fourth quarter	$37.62	$28.28	$36.37	$28.06

2012
First quarter	$45.75	$28.41	$45.85	$28.42
Second quarter	$46.79	$34.23	$45.20	$35.10
Third quarter	$40.34	$27.02	$40.51	$27.76
Fourth quarter	$38.91	$30.07	$39.84	$30.21

2013
First quarter (through March 15, 2013)	$35.65	$21.80	$35.25	$22.53

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2012	$33.95	$30.30	$33.39	$30.84
November 2012	$38.91	$30.07	$39.84	$30.21
December 2012	$38.19	$32.62	$38.25	$32.60
January 2013	$35.65	$30.39	$35.25	$30.26
February 2013	$35.49	$23.82	$32.28	$24.20
March 2013 (through March 15, 2013)	$25.45	$21.8	$24.83	$22.53

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

See Item 9A. “The Offer and Listing - Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSE OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Under the Israeli Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90% of the company’s shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable.  If, as a result of the tender offer, either:

•	the purchaser acquires more than 95% of the company’s shares or a particular class of shares and a majority of the shareholders that did not have a personal interest accepted the offer; or

•	the purchaser acquires more than 98% of the company’s shares or a particular class of shares;

then, the Israeli Companies Law provides that the purchaser automatically acquires ownership of the remaining shares.  However, if the purchaser is unable to purchase more than 95% or 98%, as applicable, of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

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

On April 29, 2004, EZchip Technologies and eSilicon Corporation, or eSilicon, entered into a Master ASIC Services Agreement.  Under the agreement, eSilicon agreed to perform, or cause to be performed on its behalf by an agreed upon party, at the request of EZchip Technologies, various ASIC services and manufacture certain ASIC products for EZchip Technologies.  eSilicon agreed to use commercially reasonable efforts to furnish the services and develop and deliver the deliverables specified in any order issued by EZchip Technologies under a project proposal determined by the parties under the agreement.  Currently, eSilicon manufactures our NP-2 network processor.  The agreement was for an initial term of three years and automatically renews for additional one-year terms following the initial term and each renewal term thereafter, unless terminated by either party upon 90 days’ notice prior to the date of the automatic renewal.  This summary is qualified in its entirety by the text of the agreement, which is an exhibit to this Annual Report.

On January 1, 2007, EZchip Technologies and Juniper Networks entered into an Agreement for Purchase and Sale of Goods.  Under the agreement, we agreed to supply to Juniper Networks our network processors for incorporation in Juniper Networks’ network equipment products and components upon orders issued by Juniper Networks or its affiliates.  Currently, we supply Juniper Networks with our NP-2 network processor.  The agreement was for an initial term of three years and is automatically extended for successive two-year terms, unless terminated by either party upon prior notice in accordance with its terms.  The agreement does not provide for any minimum purchase orders by Juniper Networks.  For the years ended December 31, 2010, 2011 and 2012, Juniper Networks paid us under the agreement $25.0 million, $15.3 million and $9.3 million, respectively.  This summary is qualified in its entirety by the text of the agreement, which is an exhibit to this Annual Report.

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

On April 12, 2006, EZchip Technologies and Marvell entered into a Technology Development, License and Manufacturing Agreement, which was amended in September 2006, September 2009 and in August 2012 (twice).  In addition, EZchip Technologies, Marvell and Cisco entered into Business Term Agreements in 2006, in 2010 and in September 2012.  Pursuant to the agreements with Marvell and Cisco, Marvell is responsible for the manufacture and sale of the customized version of our NP-3, NP-4 and NP-5 processors to Cisco, utilizing our intellectual property rights, and pays us a fixed royalty fee for each chip sold to Cisco.  Under the agreements, Marvell also acts as the ASIC vendor of the general version of the NP-4 and NP-5 processors that will be sold by us directly to all our customers, excluding Cisco who buys the special version of our processor directly from Marvell.  Currently, Cisco through Marvell is our largest customer and we expect Cisco to remain our largest customer and the main driver of our revenue growth in the coming years.  The agreements do not provide for any minimum purchase requirements by the parties or for a specific termination date. For the years ended December 31, 2010, 2011 and 2012, Marvell paid us $12.5 million, $16.9 million and $23.3 million, respectively, under the agreements.  This summary is qualified in its entirety by the text of the agreements, which are exhibits to this Annual Report.

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

General Corporate Tax Structure in Israel

Israeli companies were generally subject to corporate tax at the rate of 25% of their taxable income in 2012 and the tax rate will continue at that rate in 2013 and thereafter.  Corporate tax rates applicable for 2009, 2010 and 2011 were 26%, 25% and 24%, respectively.

On December 5, 2011, the Knesset passed the Law for Tax Burden Reform (Legislative Amendments), 2011 which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate, and increases the corporate tax rate to 25% in 2012 and thereafter.  The capital gains tax rate and the real-estate gain tax rate were also increased accordingly.  The new law was enacted as of December 31, 2011 and had no material effect on the Company’s financial statements.

In 2006, transfer pricing regulations came into force, following the introduction of Section 85A of the Israeli Tax Ordinance under Amendment 132.  The transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arms’ length principle and reported and taxed accordingly.

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

On April 1, 2005, an amendment to the Investment Law came into effect – Amendment No. 60.  The amendment revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise).  Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process (following the 2005 amendment, the Investment Law allows a company to claim a “Privileged Enterprise” status without the need to obtain approval from the Investment Center).  The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.”  This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law, referred to as the Year of Election.  The amendment does not apply to investment programs approved prior to December 31, 2004, and applies to new investment programs only.  Therefore, our Approved Enterprise program is not subject to the provisions of the amendment, but our two Privileged Enterprise programs are.

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

The amendment provides an exemption from the 15% withholding tax for a distribution to an Israeli-resident company from companies which have elected to apply as a Preferred Enterprise status and waived their Approved Enterprise and Privileged Enterprise status through June 2015.

Under the transition provisions of the new legislation, we may decide to irrevocably implement the new law while waiving benefits provided under the Investment Law as currently in effect or to remain subject to the Investment Law as currently in effect.  Changing from the previous law to the new law is permitted at any time.  We do not expect the new law to have a material effect on the tax payable on its Israeli operations in the foreseeable future.

In November 2012, the Knesset (Israeli Parliament) passed Amendment no. 69 to the Investment Law (the “Trapped Profits Law”), which provides a temporary, partial, relief from taxation on a distribution from exempt income derived from Approved Enterprise and Privileged Enterprise for companies which elect the relief through November 2013.  The Trapped Earnings Law allows a company to qualify a portion of its exempt income (“Elected Earnings”) for a reduced tax rate ranging from 6% to 17.5% (instead of 10% to 25%).  While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a certain period of time.  The applicable rate is based on a linear formula involving the portion of Elected Earnings to exempt income and the applicable tax rate prescribed in the Investment Law.  A company electing to qualify its exempt income must undertake to make a Designated Investment in Israel (the “Designated Investment”)  within 5 years period starting from the year of election in productive fixed assets, research and development, or wages of new hired employees.  The Designated Investment amount is defined by a formula which considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed by the Investment Law.

The Investment Law treats certain payments made by a company from cash resources derived from tax exempt income, as a deemed dividend distribution event, triggering a corporate tax liability, at the regular Approved or Privileged income tax rates. Such payments include but are not limited to, repurchase of shares and payments made to substantial shareholders as defined in the Law. In accordance with the ITA's current interpretation of the Law (which has not been reaffirmed by a court), the Law stipulated that investments in subsidiaries including in the form of acquisition of subsidiaries from unrelated party, may be also considered as a deemed dividend distribution event, thus increasing the risk of triggering a deemed dividend distribution event and therefore a potential tax exposure. The ITA interpretation is that this provision applies retroactively to investments and acquisitions made prior to the amendment.

Law for Encouragement of Research and Development in the Industry, 1984

Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or the OCS, under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law.  Through December 31, 2012, we had applied and received approval for grants totaling $21.2 million from the OCS.  Under Israeli law and the approved plans, royalties on the revenues derived from sales of any of our products incorporating OCS funded know-how (including ancillary services) are payable to the Israeli government, generally at the rate of 4.0% during the first three years and 4.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/NIS exchange rate.  Royalties are paid on our consolidated revenues for products for which we received OCS participation.  With respect to royalties for revenues derived from the partnership with Marvell, royalties to the OCS will be calculated based on Marvell’s sale price to Cisco.  The grants also bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

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

During December 2011 we made a one-time early repayment of $9.9 million to the OCS, representing the full balance of the contingent liability related to the NP-4 and NPA grants received. Upon making this payment, we eliminated all future royalty obligations related to future revenues anticipated from the NP-4 and the NPA and avoided the associated future interest payments related to such obligations. As of December 31, 2012, we had an outstanding contingent obligation to pay royalties in the amount of approximately $9.2 million.

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

Taxation of Shareholders on Receipt of Dividends

Taxation of Non-Israeli Shareholders

Under Israeli tax law, a distribution of dividends from income attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a dividend distributed by Foreign Investors Company according to the Investment Law).  Any distribution of dividends from income that is not attributable to an Approved/Privileged Enterprise will be subject to tax in Israel, commencing January 1, 2012, at the rate of 25% unless a lower rate is applicable under a double taxation treaty, except that dividends distributed to an individual who is deemed “substantial shareholder” are subject to tax at the rate of 30%.  These rates are the final taxes in Israel on dividends for individual and corporate non-residents of Israel.  Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income.  This includes income from Israeli derived interest, dividends and royalties.

Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a United States resident is 25% (as of January 1, 2012, following the Law for Tax Burden Reform (Legislative Amendments), 2011) or 15% in connection with an Approved Enterprise/Privileged Enterprise.

A U.S. corporation would have a reduced withholding tax rate on dividends if it were to own 10% or more of our voting rights under specified conditions.  The reduced withholding tax rate on the dividend would be 12.5%.  The U.S. corporation must own at least 10% of the voting shares during the portion of the company’s tax year before the payment of the dividend and during the entire prior tax year.  The reduced rate is also subject to two other conditions.  First, not more than 25% of the company’s gross income for the prior tax year could consist of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries.  Second, the dividend cannot be derived from income during any period for which the company is entitled to the reduced tax rate applicable to an Approved Enterprise/Privileged Enterprise.  In this case the withholding tax rate would be 15%.

According to an amendment to the Israeli Tax Ordinance, which became effective in 2003, since EZchip Semiconductor’s ordinary shares are traded on the TASE and on NASDAQ, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation.  Under the terms of the tax treaty, Israel may tax capital gains realized by shareholders resident in the United States on a sale of ordinary shares of EZchip Semiconductor if certain conditions exist, however, such right is subject to the above exemption.

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

The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the latter case, the capital loss that might be set off is the difference between the adjusted average value and the value of the shares at the date of sale.

Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

Individual and corporate shareholder trading in securities as their business in Israel are taxed at the tax rates applicable to business income - 25% for corporations and a marginal tax rate of up to 48% in 2012 and 50% (including 2% of excess tax added on income exceeds 800,000 per year) in 2013 and thereafter for individuals.

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and June 30 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

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

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  You will be required to include this amount of dividends in gross income as ordinary income.  Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for United States foreign tax credit purposes.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder in tax years beginning after December 31, 2012 will be subject to tax at a reduced maximum tax rate of 20 percent.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 20 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

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

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund”, or a QEF election, or to “mark-to-market” your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

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

As of December 31, 2012, we had a notional amount of $14.2 million of outstanding forward and options contracts.  These contracts are for a period of up to 12 months.  Our accumulated other comprehensive income as of such date included $0.5 million unrealized gain on the forward and options contracts.

The net effect of the above-described risks stemming from currency exchange rate fluctuations on our net income can be further quantified in a hypothetical manner as follows:  An increase or decrease of 10% in the value of the NIS relative to the U.S. dollar in the year ended December 31, 2012 would have resulted in a $1.3 million decrease or increase, respectively, to our net income for the year ended December 31, 2012.

In 2012, the net effect of the change in value of the U.S. dollar against the NIS resulting from balance sheet exposure was immaterial.

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

As of December 31, 2012, we had $44.9 million in cash and cash equivalents, $85 million in short term deposits and $33.1 million in marketable securities.  As of such date our marketable securities portfolio was composed of investment grade government and corporate bonds bearing average annual interest rates of approximately 1.8% with average maturities of 16 months (maximum maturities of 4 years).

The performance of the capital markets affects the values of the funds we hold in marketable securities.  These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009.  In such case, the fair value of our investments may decline.  As of December 31, 2012, net unrealized gain in our marketable securities portfolio totaled $0.3 million.  We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and bank deposits. Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk.  The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall.  Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate.  An increase of 1% to interest rates over the course of the entirety of the year ended December 31, 2012 would have increased our financial income by approximately $0.9 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

      PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2012, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2012.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2012, our internal control over financial reporting is effective.

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

	Year ended December 31,
Services Rendered	2011	2012
Audit fees (1)	$220,000	$220,000
Audit-related fees	--	--
Tax fees (2)	7,000	6,000
Total	$227,000	$226,000
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

There were no ordinary shares of EZchip Semiconductor purchased by us or on our behalf or by any affiliated purchaser during 2012.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

      PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-44 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum of Association of the Registrant (1)
1.2	Amended and Restated Articles of Association of the Registrant
1.3	Certificate of Name Change of the Registrant (translated from Hebrew)(2)
4.1	EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan (3)
4.2	EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan (4)
4.3	EZchip Semiconductor Ltd. 2009 Israel Equity Plan (5)
4.4	Agreement for Purchase and Sale of Goods dated January 1, 2007, by and between Juniper Networks, Inc. and EZchip Technologies Ltd.(6)*
4.5	Master ASIC Services Agreement dated April 29, 2004, by and between eSilicon Corporation and EZchip Technologies Ltd.(7)*
4.6	Technology, Development, License and Manufacturing Agreement dated April 12, 2006 among Marvell International Ltd., Marvell Semiconductor Israel Ltd., and EZchip Technologies Ltd.(8)*
4.7
Amendment No.1 to Technology Development, License and Manufacturing Agreement, dated September, 2006 by and between Marvell International Ltd. Marvell Semiconductor Israel Ltd., and EZchip Technologies Ltd.(9)*

4.8
Amendment No.2 to Technology Development, License and Manufacturing Agreement, dated September 24, 2009 by and between Marvell International Ltd., Marvell Israel (M.I.S.L.) Ltd., and EZchip Technologies Ltd.(10)*

4.9	Business Term Agreement dated November 15, 2006 among Cisco Systems, Inc, Marvell International Ltd., Marvell Semiconductor Israel Ltd., EZchip Technologies Ltd.(11)*
4.10	Business Term Agreement dated December 7, 2010 among Cisco Systems, Inc, Marvell International Ltd., Marvell Israel Ltd., EZchip Technologies Ltd., and EZchip Inc.(12)*
4.11	Custom Sales Agreement (Agreement No. 00590) dated October 30, 2000 between EZchip Technologies Ltd. and International Business Machines (IBM) Corporation (13)*
4.12	First Amended and Restated ASIC Attachment No. 2 to Custom Sales Agreement, dated January 29, 2008, by and between International Business Machines Corporation and EZchip Technologies Ltd. (14)*
4.13	Amendment No. 4 to Custom Sales Agreement dated January 29, 2008 between EZchip Technologies Ltd. and International Business Machines Corporation (15)
4.14
Amendment No.3 to Technology Development, License and Manufacturing Agreement, dated September 2006 by and between Marvell International Ltd., Marvell Israel (M.I.S.L.) Ltd., and EZchip Technologies Ltd.*

4.15
Amendment No.4 to Technology Development, License and Manufacturing Agreement, dated September 2006 by and between Marvell International Ltd., Marvell Israel (M.I.S.L.) Ltd., and EZchip Technologies Ltd.*

Exhibit No.	Description of Exhibit
4.16	Business Term Agreement, dated September 2012, between Cisco Systems, Inc., Marvell International Ltd., Marvell Israel Ltd., EZchip Technologies Ltd. and EZchip Inc.*
4.17	Addendum to the Business Term Agreement, dated September 2012, between Cisco Systems, Inc., EZchip Technologies Ltd. and EZchip Inc.*
8.1	List of Significant Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Principal Executive Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101.INS	XBRL Instance Document.**
101.SCH	XBRL Taxonomy Extension Schema Document.**
101.CAL	XBRL Taxonomy Calculation Linkbase Document.**
101.LAB	XBRL Taxonomy Label Linkbase Document.**
101.PRE	XBRL Taxonomy Presentation Linkbase Document.**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.**
_________________
*	Confidential treatment has been requested for certain deleted portions.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.
(2)	Filed as Exhibit 1.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(3)	Filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.
(4)	Filed as Exhibit to the Registrant’s Form 6-K, dated December 3, 2007, and incorporated herein by reference.
(5)	Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, filed January 14, 2010, and incorporated herein by reference.
(6)	Filed as Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2007 and incorporated herein by reference.
(7)	Filed as Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2007 and incorporated herein by reference.
(8)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(9)	Filed as Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(10)	Filed as Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(11)	Filed as Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.
(12)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.
(13)	Filed as Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.
(14)	Filed as Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(15)	Filed as Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

EZCHIP SEMICONDUCTOR LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of EZchip Semiconductor Ltd. (the "Company") and its subsidiaries as of December 31, 2012 and 2011, the related consolidated statements of income consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2013 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 21, 2013	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD.

We have audited EZchip Semiconductor Ltd (the "Company") and its subsidiaries internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2012 and 2011, the related consolidated statements of income, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 21, 2013 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 21, 2013	A Member of Ernst & Young Global

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$44,863	$19,056
Short-term deposits		85,000	67,000
Available-for-sale marketable securities	3	33,105	40,714
Trade receivables (net of allowance for doubtful accounts of $40 as of December 31, 2012 and 2011)		4,813	8,655
Other accounts receivable and prepaid expenses	6	4,305	1,837
Inventories	7	4,523	5,788

Total current assets		176,609	143,050

NON-CURRENT ASSETS:
Long-term deposits		5,000	--
Severance pay fund		6,066	5,215
Long term investment and others		358	337

Total non-current assets		11,424	5,552

PROPERTY AND EQUIPMENT, NET	8	1,285	828

INTANGIBLE ASSETS, NET	9	1,000	1,205

GOODWILL		96,276	96,276

Total assets		$286,594	$246,911

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2012	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$571	$2,319
Other accounts payable and accrued expenses	10	5,401	6,352

Total current liabilities		5,972	8,671

ACCRUED SEVERANCE PAY		6,977	6,081

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of NIS 0.02 par value
Authorized: 50,000,000 shares at December 31, 2012 and December 31, 2011, respectively; Issued and outstanding: 28,304,392 and 27,054,663 shares at December 31, 2012 and December 31, 2011, respectively.		161	155
Additional paid-in capital		312,723	288,641
Accumulated other comprehensive income (loss)		787	(960)
Accumulated deficit		(40,026)	(55,677)

Total shareholders' equity		273,645	232,159

Total liabilities and shareholders' equity		$286,594	$246,911

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2012	2011	2010

Revenues	$54,707	$63,457	$61,998
Costs of revenues	9,118	14,409	15,668
Amortization of existing technology	--	597	1,915
Repayment of OCS grants (see Note 11b)	--	9,938	--

Gross profit	45,589	38,513	44,415

Operating expenses:
Research and development (net of grants and participations in the amount of $5,863, $5,050 and $3,198 for the years ended December 31, 2012, 2011 and 2010, respectively)	19,736	16,695	13,665
Selling and marketing	7,714	7,743	6,266
General and administrative	4,920	4,316	3,735

Total operating expenses	32,370	28,754	23,666

Operating income	13,219	9,759	20,749
Financial income, net (see Note 16)	2,432	1,713	1,130

Income before taxes	15,651	11,472	21,879

Taxes on income (see Note 13)	--	(3,530)	(8,236)

Net income	$15,651	$7,942	$13,643

Basic net income per share	$0.56	$0.30	$0.54

Diluted net income per share	$0.54	$0.28	$0.52

Weighted average number of Ordinary Shares used in computing basic net income per share	27,981,243	26,681,749	25,281,651

Weighted average number of Ordinary Shares used in computing diluted net income per share	28,842,408	28,001,428	26,110,132

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Net income	$15,651	$7,942	$13,643

Unrealized gain (loss) on available-for-sale marketable securities	571	(618)	8
Unrealized gain (loss) on foreign currency cash flow hedges transactions	1,176	(882)	25

Total comprehensive income	$17,398	$6,442	$13,676

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of		Additional	Accumulated other		Total
	ordinary	Share	paid-in	comprehensive	Accumulated	shareholders'
	shares	capital	capital	income (loss)	deficit	equity

Balance as of January 1, 2010	24,314,990	$140	$257,078	$507	$(77,262)	$180,463
Issuance of shares (see Note 12)	106,893	1	1,071	--	--	1,072
Exercise of stock options	1,604,915	8	7,980	--	--	7,988
Vesting of restricted share units	7,078	*) --	-	--	--	*) --
Stock-based compensation	--	--	5,830	--	--	5,830
Other comprehensive income	--	--	--	33	--	33
Net income	--	--	--	--	13,643	13,643

Balance as of December 31, 2010	26,033,876	149	271,959	540	(63,619)	209,029

Exercise of stock options	814,525	6	8,076	--	--	8,082
Vesting of restricted share units	206,262	*) --	--	--	--	*) --
Stock-based compensation	--	--	8,606	--	--	8,606
Other comprehensive loss, net of tax	--	--	--	(1,500)	--	(1,500)
Net income	--	--	--	--	7,942	7,942

Balance as of December 31, 2011	27,054,663	$155	$288,641	$(960)	$(55,677)	$232,159

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of		Additional	Accumulated other		Total
	ordinary	Share	paid-in	comprehensive	Accumulated	shareholders'
	shares	capital	capital	income (loss)	deficit	equity

Balance as of December 31, 2011	27,054,663	$155	$288,641	$(960)	$(55,677)	$232,159
Exercise of stock options	964,258	6	12,884	--	--	12,890
Vesting of restricted share units	285,471	*) --	--	--	--	*) --
Stock-based compensation	--	--	11,198	--	--	11,198
Other comprehensive income	--	--	--	1,747	--	1,747
Net income	--	--	--	--	15,651	15,651
Balance as of December 31, 2012	28,304,392	$161	$312,723	$787	$(40,026)	$273,645

*)  Represents an amount lower than $1.

Accumulated other comprehensive income (loss)

	December 31,
	2012	2011

Accumulated unrealized gain (loss) on available-for-sale marketable securities	$270	$(301)
Accumulated unrealized gain (loss) on foreign currency cash flows hedges, net	517	(659)

Accumulated other comprehensive income (loss)	$787	$(960)

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities:

Net income (*)	$15,651	$7,942	$13,643
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	661	1,227	2,887
Accumulated interest accretion and amortization of discount and premium on available-for-sale marketable securities	496	545	451
Realized gain related to sale of available-for-sale marketable securities	(35)	(73)	(12)
Increase in accrued severance pay, net	45	101	85
Stock-based compensation related to options and RSUs	11,198	8,606	5,830
Decrease (increase) in trade receivables, net	3,842	333	(2,648)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,951)	(952)	405
Decrease (increase) in inventory	1,265	(1,266)	(2,989)
Increase in other long term receivable	(21)	(2)	(135)
Decrease (increase) in deferred tax asset	--	3,513	8,162
Increase (decrease) in trade payables	(1,653)	781	(513)
Increase (decrease) in other accounts payable and accrued expenses	208	(1,376)	862

Net cash provided by operating activities	29,706	19,379	26,028

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(9,000)	(20,702)	(23,671)
Investment in short-term deposits	(92,000)	(67,000)	(37,000)
Proceeds from redemption of short-term deposits	74,000	33,000	7,000
Investment in long-term deposits	(5,000)	--	--
Proceeds from sale and redemption of available-for-sale marketable securities	16,719	15,223	16,405
Purchase of property and equipment	(1,008)	(411)	(385)
Purchase of technology	(500)	(500)	--
Cash paid for investment in affiliated company	--	--	(200)

Net cash used in investing activities	$(16,789)	$(40,390)	$(37,851)

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from financing activities:

Issuance of shares, net of issuance costs	$--	$--	$1,072
Proceeds from exercise of options	12,890	8,082	7,988

Net cash provided by financing activities	12,890	8,082	9,060

Increase (decrease) in cash and cash equivalents	25,807	(12,929)	(2,763)
Cash and cash equivalents at the beginning of the year	19,056	31,985	34,748

Cash and cash equivalents at the end of the year	$44,863	$19,056	$31,985

(*) Including one time repayment of OCS grants (see Note 11b)	$--	$9,938	$--

Significant non-cash activities:
Purchase of property, equipment and technology in credit	$202	$797	$48

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

EZchip Technologies Ltd. ("EZchip Technologies") was established in December 1999 as a wholly-owned subsidiary of the Company. During 2001, EZchip Technologies established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip Technologies' products. Over the years, EZchip Technologies raised funds from third party investors and the Company, thereby diluting the Company's ownership of EZchip Technologies. However, following a series of share acquisition transactions since December 22, 2009 the Company holds 100% of EZchip Technologies' outstanding shares and voting rights.

b.	The Company's Ordinary Shares are listed on the NASDAQ Global Select Market and its NASDAQ ticker symbol is "EZCH." The Company's Ordinary Shares are also listed on the Tel Aviv Stock Exchange.

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to fair values of financial instruments, fair values and useful lives of intangible assets, fair values of stock-based awards, income taxes, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

e.	Short-term and long-term deposits:

The Company considers all highly liquid investments that are readily convertible to cash with original maturities of more than three months and less than one year as short-term deposits. As of December 31, 2012 and 2011, the Company held short-term deposits in the amount of $85,000 and $67,000, respectively, with a weighted average interest of 1.55% and 2.4%, respectively.

The Company considers all bank deposits with maturities of more than one year as long-term deposits. Such long-term deposits are stated at cost which approximates market values. As of December 31, 2012, the Company held long-term deposits in the amount of $5,000, with a weighted average interest of 2.2%.

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

The Company recognizes an impairment charge when a decline in the fair value of its available-for-sale marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time the investment has been in a loss position, the extent to which the fair value has been less than the Company's cost basis, the investment's financial condition and the near-term prospects of the issuer. The Company adopted FASB ASC 320-10-65 effective January 1, 2009, which requires another-than-temporary impairment for debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors (provided that the Company does not intend to sell the security and it is not more likely than not that it will be required to sell it before recovery). The Company classifies its marketable securities as available-for-sale and marks them to market with changes to other comprehensive income until realization or occurrence of other than temporary impairment loss.

g.	Inventories:

Inventories are stated at the lower of cost or market value. The Company writes down the carrying value of its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demands and market conditions. During the years ended December 31, 2012, 2011 and 2010, the Company's write downs were immaterial.

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

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with FASB ASC 360-10-35 "Property, Plant and Equipment - Subsequent Measurement," whenever events or changes in circumstances indicate that the carrying amount of an asset (or an asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the years 2012, 2011 and 2010, no impairment losses were identified.

j.	Investment in affiliated company:

On July 4, 2010, the Company entered into a purchase agreement with a private company and invested approximately $200, in consideration for approximately 4% of the private company's share capital. The investment is stated at cost.

The Company's investment in the affiliated company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 323-10-35. As of December 31, 2012, no impairment losses have been identified.

The above mentioned investment is reflected in the "Long term investment and others" line item in the balance sheet as of December 31, 2012.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill impairment:

Goodwill reflects the excess of the purchase price of an acquired business over the fair value of net assets acquired.

The Company adopted FASB ASC 350 "Intangibles – Goodwill and other." Under FASB ASC 350, goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise) at the reporting unit level. The Company elected to first assess the qualitative factors to determine whether it is more likely than not that the fair value of its reporting operating unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment under the new authoritative guidance issued by the FASB. If it determined that it is more likely than not that its fair value is less than its carrying amount, then the two-step goodwill impairment test is performed.

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

During the years ended December 31, 2012, 2011 and 2010, no impairment losses were found.

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

Commencing July 1, 2010, the Company's agreements with new employees in Israel are under Section 14 of the Severance Law. According to Section 14, the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with such company pursuant to such Section 14. Commencing July 1, 2010, the Company does not incur additional liability with respect to such employees.

The Company's balance sheet as of December 31, 2012 does not include a liability or funds in connection with severance for Israeli employees who agreed to the terms of Section 14.

Severance expenses for the years ended December 31, 2012, 2011 and 2010 were $1,024, $1,296 and $799, respectively.

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

In certain instances, the Company sells network-processor based systems together with software tools and maintenance and support services. In those cases the Company complies with the requirements set forth in FASB ASC 605-25 "Revenue Recognition" relating to the separation of multiple deliverables into individual accounting units with determinable fair values.  Revenues from such software tools and maintenance were immaterial during the years ended December 31, 2012, 2011 and 2010.

Deferred revenues include unearned amounts received from maintenance and support services and amounts received from customers but not yet recognized as revenues.

In 2006, 2010 and 2012, the Company signed agreements with Marvell Technology Group Ltd. ("Marvell"). According to the agreements, Marvell will manufacture and sell a customized version of the Company's NP-3, NP-4 and NP-5 network processors to Cisco Systems, Inc. ("Cisco") and will pay the Company royalties for each chip it sells to Cisco.

Royalty revenue is recorded in accordance with FASB ASC 605-45-45, "Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent", on a net basis. In accordance with the Company's agreements with Marvell, Marvell sends the Company royalty reports, once a month, which reflect prior month's sales. Accordingly, the Company recognizes royalty revenues in the month that follows the month in which the sales are made by Marvell. (See also Note 14c.)

s.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $139, $67 and $26 respectively.

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

The Company's cash and cash equivalents and short-term deposits are invested with major banks mainly in Israel and the United States. The Company's investment policy, approved by the Board of Directors, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

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

The Company has entered into foreign exchange forward and options contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to employees salaries. These derivative instruments are designed to effectively hedge the Company's non-dollar currency exposure. (See also Note 5.)

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, available-for-sale marketable securities, bank deposits, trade receivable, trade payables and other accounts payable and accrued liabilities, approximate fair value because of their generally short term maturities.
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

The Company measures its debt securities and foreign currency derivative instruments at fair value. Government bonds, corporate bonds and foreign currency forward and options contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments (See also Note 5.)

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

The Company accounts for comprehensive income (loss) in accordance with FASB ASC 220 "Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) includes all changes in equity during a period related to the Company. The Company determined that its items of other comprehensive income (loss) relates to unrealized gain )loss( on available-for-sale marketable securities, and unrealized gain (loss) on foreign currency cash flow hedge. In May 2011, the FASB issued guidance that changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this new guidance on January 1, 2012 and elected to present the comprehensive income in two separate but consecutive statement of comprehensive income.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Derivatives and hedging:

The Company enters into forward and options contracts in order to limit its exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in New Israeli Shekels ("NIS"). (See also Note 4.)

The Company accounts for derivatives and hedging in accordance with FASB ASC 815, "Derivatives and Hedging". FASB ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of derivatives will be recognized in other comprehensive income (loss) until the hedged item is recognized in statements of operations. The ineffective portion of a derivative's change in fair value is recognized in statements of operations in finance expense. During the years ended December 31, 2012, 2011 and 2010 the ineffective portion recognized in finance expenses was immaterial.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-       MARKETABLE SECURITIES

As of December 31, 2012 and 2011, all of the Company's marketable securities were classified as available-for-sale.

	December 31, 2012				December 31, 2011
	Amortized cost	Gross Unrealized gain	Gross Unrealized loss	Fair value	Amortized cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available-for-sale - matures within one year:
Governmental debentures - fixed interest rate	$2,534	$12	$--	$2,546	$3,542	$--	$--	$3,542
Corporate debentures fixed interest rate	10,156	18	--	10,174	997	3	--	1,000
Corporate debentures - floating interest rate	1,512	3	--	1,515	6,211	27	(15)	6,223

	14,202	33	--	14,235	10,750	30	(15)	10,765
Available-for-sale - matures after one year:
Governmental debentures - fixed interest rate	7,159	47	--	7,206	6,421	16	(12)	6,425
Corporate debentures - fixed interest rate	2,654	63	(5)	2,712	13,550	25	(122)	13,453
Corporate debentures - floating interest rate	8,820	132	--	8,952	10,294	--	(223)	10,071

	18,633	242	(5)	18,870	30,265	41	(357)	29,949

	$32,835	$275	$(5)	$33,105	$41,015	$71	$(372)	$40,714

The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company's intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment's amortized cost basis. Based on the above factors, the Company concluded that unrealized losses on all available-for-sale securities were not other-than-temporary and no credit loss was present for any of its investments. As such, the Company did not recognize any impairment charges on outstanding securities at the adoption date of the ASC or during the years ended December 31, 2012, 2011 and 2010.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-       DERIVATIVE INSTRUMENTS

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

As of December 31, 2012, the Company had outstanding forward and options contracts with a notional amount of $14,200.

At December 31, 2012, the fair value of the Company's cash flow hedges effect was an unrealized gain of $517. Such amount is expected to be reclassified from AOCI to the statement of operations within the next 12 months.

The Company measured the fair value of the forward and options contracts in accordance with FASB ASC 820 "Fair Value Measurements and Disclosures," at Level 2.
The fair value of the open foreign exchange contracts recorded by the Company in its consolidated balance sheets as of December 31, 2012 and December 31, 2011, as an asset or liability is as follows:

	December 31,
	2012	2011
Derivatives designated as cash flow hedging instruments
Other accounts payable and accrued expenses	$--	$(659)
Other accounts receivable and prepaid expenses	517	--

Total	$517	$(659)

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-       DERIVATIVES INSTRUMENTS (Cont.)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges is as follows:

	Year ended December 31,
	2012	2011

Net unrealized gains (losses) on cash flow hedges as of beginning balance	$(659)	$293
Change in gains (losses) recognized in accumulated other comprehensive income	1,944	(1,282)
Realized gains (losses) reclassified into earnings	(768)	330

Net unrealized gains (losses) on cash flow hedges as of ending balance	$517	$(659)

NOTE 5:-       FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The Company's financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012 and 2011:

	December 31, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Money market funds (included in cash and cash equivalents)	$8,500	$--	$--	$1,051	$--	$--
Governmental bonds	--	9,752	--	--	9,962	--
Corporate bonds	--	23,353	--	--	30,752	--
Foreign currency cash flow hedges	--	517	--	--	(582)	--

Total	$8,500	$33,622	$--	$1,051	$40,132	$--

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-       OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2011

Government authorities	$172	$180
Prepaid expenses	344	304
Foreign currency forward and options contracts	517	--
Grants receivable from the OCS	2,313	723
Accrued interest	577	357
Others	382	273

Total	$4,305	$1,837

NOTE 7:-       INVENTORIES

	December 31,
	2012	2011

Raw materials	$35	$113
Work in progress	95	96
Finished products	4,393	5,579

Total	$4,523	$5,788

NOTE 8:-       PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
Cost:

Office furniture and equipment	$91	$79
Computers, software and electronic equipment	6,011	5,110
Leasehold improvements	120	120

Total cost	6,222	5,309

Accumulated depreciation:

Office furniture and equipment	17	12
Computers, software and electronic equipment	4,826	4,393
Leasehold improvements	94	76

Total accumulated depreciation	4,937	4,481

Depreciated cost	$1,285	$828

Depreciation expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $456, $251 and $199, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-       INTANGIBLE ASSETS, NET

	December 31,
	2012	2011
Cost:
Technology	$9,663	$9,663
Customer relationships	2,714	2,714

Total cost	12,377	12,377
Accumulated amortization:
Technology	8,663	8,663
Customer relationships	2,714	2,509

Total accumulated amortization	11,377	11,172

Amortized cost	$1,000	$1,205

Amortization expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $205, $976 and $2,688, respectively.

NOTE 10:-     OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2012	2011

Employees and payroll accruals	$3,756	$3,607
Accrued expenses	1,578	2,081
Foreign currency forward and options contracts	--	582
Deferred revenues	67	82

	$5,401	$6,352

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and EZchip Technologies lease facilities in Yokneam and Kiryat Gat, Israel under operating lease agreements which will expire in January 2014 and October 2015, respectively, with monthly payments in the amount of $39 and $9, respectively. The Company has an option to extend the Kiryat Gat lease agreement for an additional five years.

The Company has the right to terminate the Yokneam and Kiryat Gat operating lease agreements upon advance notice of 90 days and 180 days respectively, and payment of a penalty.

EZchip Inc. leases two offices in the United States under lease agreements that it renews every year for a monthly payment of $7.

The Company leases motor vehicles under standard commercial operating leases.

Total facilities and vehicles lease expenses for the Company and its subsidiaries for the years ended December 31, 2012, 2011 and 2010, amounted to $2,283, $2,225 and $1,849, respectively.

As of December 31, 2012, the aggregate lease obligations (facilities and motor vehicles) under operating leases agreements were as follows:

Year ending December 31,

2013	$1,058
2014	393
2015	219

Total	$1,670

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2012 were $286.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalties commitments:

The Company participates in programs sponsored by the OCS for the support of research and development activities.

In each of the years 2012, 2011 and 2010 the Company received an approval from the OCS for its participation in its research and development budgets. Pursuant to such programs, the OCS participated in up to 50% of the approved budget for certain periods ending December 31, 2012.

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

As of December 31, 2012, the Company had a contingent obligation of $9,207 which is comprised of the amounts of royalty bearing grants received from the OCS less royalties repaid. For the years ended December 31, 2012, 2011 and 2010, royalties expenses, as part of the Company's cost of revenues, were $0, $1,196 and $1,683, respectively.

In December 2011, the Company made an early repayment of $9,938 of certain of its outstanding royalty obligations to the OCS. This repayment resulted in a one-time charge presented as an early repayment of royalty bearing government grants in the Company's consolidated statement of operations.

As of December 31, 2012 and 2011, the Company does not have accrued royalties pursuant to the OCS programs.

c.	Purchase commitments:

At December 31, 2012, the Company had $6,084 non-cancelable purchase commitments with its suppliers.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     SHAREHOLDERS' EQUITY

a.	Company's shares:

1.
As of December 31, 2012, the Company's authorized share capital consists of NIS 1,000,000 divided into 50,000,000 Ordinary Shares, par value NIS 0.02 per share. Ordinary Shares confer on their holders, among other things, the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.
On January 14, 2010, the Company issued and sold 106,893 Ordinary Shares in an underwritten public offering following the exercise by the underwriter of its over-allotment option for a total consideration of $1,072.

b.	Company's stock option plans:

In October 2003, the Company adopted the 2003 Israel Plan.  The plan was amended in December 2006 and further amended in December 2007, October 2010 and February 2012.  The 2003 Israel Plan complies with Section 102 of the Israeli Income Tax Ordinance, which provides certain tax benefits in connection with stock-based compensation to employees, officer and directors. On January 1st of each year, to the extent the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Israel Plan is less than 4% of the number of Ordinary Shares issued and outstanding on such date, it will automatically increase to equal 4% of the number of Ordinary Shares issued and outstanding on such date. Awards under the 2003 Israel Plan may be granted to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive options or restricted shares units ("RSUs") under the 2003 Israel Plan are afforded certain tax benefits (excluding controlling shareholders of the Company or those who are not Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries). Awards granted under the 2003 Israel Plan have a maximum exercise period of ten years from the date of grant and are generally exercisable over four years. Awards that are not exercised and forfeited will become available for future grants.

As of December 31, 2012, 1,936,821 Ordinary Shares were available for future issuances under the 2003 Israel Plan, which amount is reduced by three shares for each RSU that the Company grants under the plan and by one share for each option that the Company grants under the plan.

As of December 31, 2012 and 2011, options to purchase 489,314 and 1,293,521 Ordinary Shares were outstanding under the 2003 Israel Plan, respectively. In addition, as of December 31, 2012 and 2011, 903,850 and 608,799 RSUs were outstanding under the 2003 Israel Plan, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

b.	Company's stock option plans (cont.):

In December 2007, the Company adopted the 2007 U.S. Equity Incentive Plan (the "2007 U.S. Plan"). Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan.

As of December 31, 2012, 207,000 Ordinary Shares were available for future issuances under the 2007 U.S. Plan, which amount is reduced by three shares for each RSU that the Company grants under the plan and by one share for each option that the Company grants under the plan.

As of December 31, 2012 and 2011, options to purchase 57,788 and 139,411 Ordinary Shares were outstanding under the 2007 U.S. Plan, respectively. In addition, as of December 31, 2012 and 2011, 89,275 and 60,208 RSUs were outstanding under the 2007 U.S. Plan, respectively.

In November 2009, the Company adopted the 2009 Israel Equity Plan (the "2009 Israel Equity Plan").  The plan was adopted in connection with an employee exchange offer the Company made in 2009 (the “Employee Exchange Offer”), for the sole purpose of issuing options to purchase the Company's Ordinary Shares to the Company's former and current Israeli employees who elected to exchange their options to purchase ordinary shares of EZchip Technologies in the Employee Exchange Offer.  Up to 2,500,000 Ordinary Shares of the Company may be granted under the 2009 Israel Equity Plan, which amount is reduced by one Ordinary Share for each option granted under the plan.  The 2009 Israel Equity Plan is administered by the Board of Directors, or a committee of the Board that is delegated authority to act as the administrator.  Under the 2009 Israel Equity Plan, the Company may grant options to purchase its Ordinary Shares to former and current employees, directors, consultants, advisers and service providers of the Company and its subsidiaries in exchange for their options to purchase ordinary shares of EZchip Technologies. The 2009 Israel Equity Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant.

During 2010, the Company granted options to purchase 41,120 Ordinary Shares pursuant to the 2009 Israel Equity Plan in exchange for the remaining outstanding options to purchase ordinary shares of EZchip Technologies. As of December 31, 2012, options to purchase an aggregate of 41,648 Ordinary Shares were outstanding under the 2009 Israel Equity Plan, all of which were granted in December 2009 and during 2010 as part of the Employee Exchange Offer. All options granted under the 2009 Israel Equity Plan as part of the Employee Exchange Offer were granted as vested options.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

b.	Company's stock option plans (cont.):

The following table summarizes the awards activity under the Company's equity incentive plans as of December 31, 2012, and changes during the year:

	Number of awards	Weighted-average exercise price	Weighted average remaining contractual life years	Aggregate intrinsic value (**)

Outstanding at December 31, 2011 (1)	2,223,166	$9.45
RSUs granted	620,800	$0.01
Stock options exercised	(964,258)	$13.37
Vested and issued RSUs	(285,471)	$0.01
Forfeited (2)	(12,362)	$1.52

Outstanding at December 31, 2012 (3)	1,581,875	$5.13	1.79	$44,202

Stock options exercisable at December 31, 2012	536,215	$13.72	2.64	$10,376

Vested and expected to vest (4) (*)	1,544,290	$5.25	1.81	$42,965

(1)	Includes (i) 1,554,159 stock options with weighted average exercise price of $13.52; and (ii) 669,007 RSUs.
(2)	Includes (i) 1,151 forfeited stock options with weighted average exercise price of $16.28; and (ii) 11,211 forfeited RSUs.
(3)
Includes (i) 588,750 stock options with weighted average exercise price of $13.76, with weighted average remaining contractual term of 2.71 years and with aggregate intrinsic value of $11,369; and (ii) 993,125 RSUs, with weighted average remaining contractual term of 1.25 years and with aggregate intrinsic value of $32,833.

(4)
Includes (i) 588,343 stock options with weighted average exercise price of $13.76 with weighted average remaining contractual term of 2.71 years and with aggregate intrinsic value of $11,361; and (ii) 955,947 RSUs, with weighted average remaining contractual term of 1.25 years and with aggregate intrinsic value of $31,604.

(*)	Based on the Company's historical experience and future expectations, the annual pre-vesting forfeiture rate is approximately 3%.
(**)
The aggregate intrinsic value represents the total intrinsic value (the difference between the closing price of the Ordinary Shares on the NASDAQ Global Select Market on December 31, 2012 and the exercise price, multiplied by the number of in-the-money awards) that would have been received by the award holders had all award holders exercised their awards on December 31, 2012. This amount changes based on the fair market value of the Ordinary Shares.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

b.	Company's stock option plans (cont.):

The awards outstanding as of December 31, 2012, grouped by exercise prices, were as follows:

	Awards	Weighted	Aggregate	Awards	Weighted
	outstanding as of	average remaining	intrinsic value as of	exercisable as of	average remaining
	December 31,	contractual	December 31,	December 31,	contractual
Exercise price	2012	life years	2012	2012	life years

$ 0.01 (RSUs)	993,125	1.25	$32,833	--	--
$2.81 - $3.12	42,898	0.81	1,295	42,898	0.81
$10.33 - $11.97	86,933	3.69	1,877	64,024	3.69
$13.45 - $16.62	458,919	2.70	8,197	429,293	2.67
	1,581,875	1.79	$44,202	536,215	2.64

Stock-based compensation expenses:

As of December 31, 2012, there was $26,474 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Company's equity incentive plans. This cost is expected to be recognized over a period of four years with a weighted average period of two years.

The total stock-based compensation expenses related to all of the Company's stock-based compensation plans, recognized for the years ended December 31, 2012 and 2011, are set forth below:

	Year ended December 31,
	2012	2011

Costs of revenues	$298	$359
Research and development expenses	6,026	4,446
Selling and marketing expenses	2,403	1,867
General and administrative expenses	2,471	1,934

Total stock-based compensation expenses	$11,198	$8,606

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     TAXES ON INCOME

a.	Amendment to the Israeli Income Tax Ordinance

The Israeli corporate tax rate was 25% in 2010, 24% in 2011 and 25% in 2012.

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

A company that obtained an Approved Enterprise approval may elect to receive an alternative package comprised of tax benefits, referred to as the "Alternative Track", rather than grants.  Under the Alternative Track, a company's undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise. There is no term limitation to the Approved Enterprise in the Alternative Track.

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

NOTE 13:-     TAXES ON INCOME (Cont.)

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

For the year ended December 31, 2012, EZchip Technologies had $47,238 of tax-exempt income attributable to its Approved Enterprise and Privileged Enterprise programs.  If such tax-exempt income is distributed, under certain conditions as described in the Law, it would be taxed at the corporate tax rate applicable to such profits, and an estimated income tax liability of $7,086 would be incurred as of December 31, 2012.  As of December 31, 2012, EZchip Technologies has not distributed any amounts of its tax-exempt income.

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

NOTE 13:-     TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law") (cont.):

In November 2012, the Knesset passed Amendment No. 69 to the Investment Law (the “Trapped Earnings Law”) which provides a temporary, partial, relief from taxation on a distribution from exempt income for companies which elect the relief through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income (“Elected Earnings”) for a reduced tax rate ranging between 17.5% and 6%. While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a certain period of time. The applicable rate is based on a linear formula involving the portion of Elected Earnings to exempt income and the applicable tax rate prescribed in the Investment Law. A company electing to qualify its exempt income must undertake to make designated investments in productive fixed assets, research and development, or wages of new employees (“Designated Investment”). The Designated Investment amount is defined by a formula which considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed by the Investment Law.

In addition to the reduced tax rate a distribution of Elected Earnings would be subject to a 15% withholding tax. The Trapped Earnings Law provides an exemption from the 15% withholding tax for a distribution to an Israeli resident company from companies which have elected the Privileged Enterprise status and waived their Approved Enterprise and privileged Enterprise Status through June 2015.

c.	The tax benefit (taxes on income), for the years ended December 31, 2012, 2011 and 2010 consisted of the following:

	Year ended December 31,
	2012	2011	2010

Current	$--	$(17)	$(4)
Deferred	--	(3,513)	(8,232)

	$--	$(3,530)	$(8,236)

Domestic (Israel)	$--	$(3,530)	$(7,817)
Foreign	--	--	(419)

	$--	$(3,530)	$(8,236)

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-     TAXES ON INCOME (Cont.)

d.	Net operating and capital losses carryforward:

As of December 31, 2012, the operating tax loss carryforwards of EZchip semiconductor amounted to $32,317, which the Company does not believe will be utilized in the foreseeable future. The loss may be carried forward indefinitely and may be offset against future taxable income.

The operating tax loss carryforwards through December 31, 2012 of EZchip Inc. amounted to $8,972, which the Company does not believe will be utilized in the foreseeable future. The loss may be offset against any future U.S. taxable income for periods of 20 years expiring gradually from 2021 through 2032.

Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Section 382 of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. As of December 31, 2012, the Company does not expect that the change in ownership provisions will have an effect on its net operating losses.

As of December 31, 2012, the Company's capital tax loss carryforwards amounted to $29,513. The capital loss may be carried forward indefinitely and may be offset against future capital income.

e.	Income (loss) before tax is comprised as follows:

	Year ended December 31,
	2012	2011	2010

Domestic (Israel)	$16,293	$11,286	$21,454
Foreign	(642)	186	425

	$15,651	$11,472	$21,879

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-     TAXES ON INCOME (Cont.)

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

	December 31,
	2012	2011
Deferred tax assets:
Current reserves and allowances	$104	$242
Noncurrent reserves and allowances	39	160
Noncurrent operating loss carryforwards	11,130	8,586
Capital loss carryforwards	7,022	6,849
Total deferred tax assets	18,295	15,837

Less - valuation allowance	(18,295)	(15,837)

Total deferred tax assets,	--	--

Total deferred tax liabilities	--	--

Net deferred tax assets	$--	$--

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods and in the jurisdictions in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance of $18,295 and $15,837 at December 31, 2012 and 2011, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-     TAXES ON INCOME (Cont.)

g.	Uncertain tax positions

The Company and its subsidiaries file federal and state income tax returns in the United States and Israel. The Company and EZchip Technologies may be subject to examination by the Israeli tax authorities for fiscal years 2009 through 2012. EZchip Inc. may be subject to examination by the U.S. Internal Revenue Service from commencement year 2001 through 2012.

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

A reconciliation of the beginning and ending balances of the total amounts of gross tax liabilities is as follows:

	December 31,
	2012	2011

Beginning balance	$313	$296
Change in tax position for current year, net	(11)	--
Interest and penalties	2	17

Ending balance	$304	$313

The Company accrues interest and penalties related to unrecognized tax benefit in the taxes on income line item in its statement of operations. The Company has approximately $42 and $40 accrued for the payments of interest and penalties as of December 31, 2012 and 2011, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     TAXES ON INCOME (Cont.)

h.	Reconciliation of the theoretical tax expense (benefit) to the actual tax benefit:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2012	2011	2010

Income before taxes as reported in the consolidated statements of operations	$15,651	$11,472	$21,879

Statutory tax rate	25%	24%	25%

Theoretical tax expenses on the above amounts at the Israeli statutory tax rate	3,913	2,753	5,470
Approved and Privileged Enterprise benefits (*)	(7,839)	(2,117)	--
Non-deductible expenses and temporary differences for which a deferred taxes was not provided	184	259	2,205
Non-deductible expenses related to employee stock options, net	1,649	1,235	751
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided	2,457	507	(1,006)
Difference in basis of measurement for tax purpose and others	11	862	756
Others	(375)	31	60

Actual taxes on income (taxes benefit)	$--	$3,530	$8,236

(*) Net earnings per Ordinary share - amounts of the benefit resulting from the "Approved and Privileged Enterprise" status
Basic	$0.28	$0.08	$--

Diluted	$0.27	$0.08	$--

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

The following table presents total revenues for the years ended December 31, 2012, 2011 and 2010 and long-lived assets as of December 31, 2012, 2011 and 2010:

	2012		2011		2010
	Revenues	Long-lived assets *)	Revenues	Long-lived assets *)	Revenues	Long-lived assets *)

Israel	$4,093	$1,485	$5,643	$1,026	$6,910	$617
China and Hong Kong	17,297	--	25,136	--	32,896	--
Far East (excluding China and Hong Kong)	2,327	--	2,933	--	1,567	--
Canada	119	--	1,375	--	638	--
USA	7,325	--	10,440	2	6,584	2
Europe	23,378	--	17,635	--	13,310	--
Others	168	--	295	--	93	--

	$54,707	$1,485	$63,457	$1,028	$61,998	$619

*)	Excluding goodwill and intangible assets.

c.
Revenues from network processors amounted to $53,442, $61,802 and $60,883 for the years ended December 31, 2012, 2011 and 2010, respectively (including NPU based systems). These revenues also included royalty revenues derived from the agreement with Marvell which amounted to $23,287, $16,845 and $12,468 for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, revenues from software tools and other services amounted to $1,265, $1,655 and $1,115 for the years ended December 31, 2012, 2011 and 2010, respectively.

d.	Sales to the Company's significant customers, including sales to their manufacturing subcontractors, as a percentage of total revenue were as follows:

	Year ended December 31,
	2012	2011	2010

Customer A	43%	27%	20%
Customer B	17%	24%	40%
Customer C	13%	11%	10%

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-     MAJOR SUBCONTRACTORS

All of the Company's network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's increasing business, the Company is and will likely continue to be dependent upon such subcontractors to allocate to the Company sufficient capacity to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company's demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the years ended December 31, 2012, 2011 and 2010, the Company's principal subcontractors accounted for approximately 81%, 80% and 77%, respectively, of the Company's cost of revenues.

NOTE 16:-     FINANCIAL INCOME, NET

	Year ended December 31,
	2012	2011	2010
Income:

Interest income (*)	$2,373	$1,720	$1,161
Foreign currency translation adjustments, net	39	--	13
Realized gain related to sale of marketable securities	35	73	12

Total income	2,447	1,793	1,186

Expenses:

Interest and bank charges	(15)	(26)	(56)
Foreign currency translation adjustments, net	--	(54)	--

Total expenses	(15)	(80)	(56)

Financial income, net	$2,432	$1,713	$1,130

(*)	Including amortization of premium and accretion of discount, on available-for-sale marketable securities, net.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-     EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2012	2011	2010

Numerator:
Net income	$15,651	$7,942	$13,643

Denominator:
Weighted average number of shares outstanding used in computing basic net earnings per share	27,981,243	26,681,749	25,281,651

Dilutive effect: stock options and RSUs	861,165	1,319,679	828,481

Total weighted average number of shares used in computing diluted net earnings per share	28,842,408	28,001,428	26,110,132

Basic net income per share	$0.56	$0.30	$0.54
Diluted net income per share	$0.54	$0.28	$0.52

Anti-dilutive securities

The following outstanding options and RSUs were excluded from the computation of diluted net earnings per Ordinary Share for the periods presented because including them would have had an anti-dilutive effect.

	Year ended December 31,
	2012	2011	2010

Options to purchase Ordinary Shares and RSUs	--	--	538,623

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZCHIP SEMICONDUCTOR LTD.

By:	/s/ Eli Fruchter
Eli Fruchter
Principal Executive Officer

Dated:   March 21, 2013