Form 20-F
period 2013-12-31
EZCHIP SEMICONDUCTOR LTD
filed 2014-03-27
CIK 892534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.................

Commission file number 0-20860

EZCHIP SEMICONDUCTOR LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

1 Hatamar Street
PO Box 527
Yokneam 2069206, Israel
(Address of principal executive office)

Dror Israel
Chief Financial Officer
EZchip Semiconductor Ltd.
1 Hatamar Street
PO Box 527
Yokneam 2069206, Israel
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

28,868,495 Ordinary Shares, par value NIS 0.02 per share (as of December 31, 2013)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐      No  ☒

This annual report on Form 20-F is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-148932, 333-148933, 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

TABLE OF CONTENTS

PART I			2
	ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
	ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
	ITEM 3.	KEY INFORMATION	2
	A.	SELECTED CONSOLIDATED FINANCIAL DATA	2
	B.	CAPITALIZATION AND INDEBTEDNESS	3
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3
	D.	RISK FACTORS	3
	ITEM 4.	INFORMATION ON THE COMPANY	13
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	13
	B.	BUSINESS OVERVIEW	13
	C.	ORGANIZATIONAL STRUCTURE	23
	D.	PROPERTY, PLANTS AND EQUIPMENT	23
	ITEM 4A.	UNRESOLVED STAFF COMMENTS	23
	ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23
	A.	OPERATING RESULTS	23
	B.	LIQUIDITY AND CAPITAL RESOURCES	30
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	31
	D.	TREND INFORMATION	32
	E.	OFF-BALANCE SHEET ARRANGEMENTS	32
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	32
	ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	32
	A.	DIRECTORS AND SENIOR MANAGEMENT	32
	B.	COMPENSATION OF DIRECTORS AND OFFICERS	34
	C.	BOARD PRACTICES	35
	D.	EMPLOYEES	42
	E.	SHARE OWNERSHIP	44
	ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	46
	A.	MAJOR SHAREHOLDERS	46
	B.	RELATED PARTY TRANSACTIONS	47
	C.	INTERESTS OF EXPERTS AND COUNSEL	47
	ITEM 8.	FINANCIAL INFORMATION	47
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	47
	B.	SIGNIFICANT CHANGES	48
	ITEM 9.	THE OFFER AND LISTING	48
	A.	OFFER AND LISTING DETAILS	48
	B.	PLAN OF DISTRIBUTION	49
	C.	MARKETS	49
	D.	SELLING SHAREHOLDERS	49
	E.	DILUTION	50
	F.	EXPENSE OF THE ISSUE	50
	ITEM 10.	ADDITIONAL INFORMATION	50
	A.	SHARE CAPITAL	50
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	50
	C.	MATERIAL CONTRACTS	52
	D.	EXCHANGE CONTROLS	52
	E.	TAXATION	52
	F.	DIVIDEND AND PAYING AGENTS	63
	G.	STATEMENT BY EXPERTS	63
	H.	DOCUMENTS ON DISPLAY	63
	I.	SUBSIDIARY INFORMATION	64

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

All references in this Annual Report to “dollars” or “$” are to U.S. dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar on December 31, 2013 as published by the Bank of Israel was NIS 3.471 per $1.00.

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

The following selected consolidated financial data is derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  The selected income data for the years ended December 31, 2011, 2012 and 2013, and the selected balance sheet data as at December 31, 2012 and 2013, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.”  The selected income data for the years ended December 31, 2009 and 2010, and the selected balance sheet data as at December 31, 2009, 2010 and 2011, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report.  The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects,” and the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues	$40,046	$61,998	$63,457	$54,707	$70,850
Operating income	4,897	20,749	9,759	13,219	19,650
Net income attributable to EZchip Semiconductor shareholders	17,382	13,643	7,942	15,651	21,698
Per share data:
Basic net income per share	0.74	0.54	0.30	0.56	0.76
Diluted net income per share	0.66	0.52	0.28	0.54	0.74
Weighted average number of ordinary shares used in computing basic net income per share	23,376,217	25,281,651	26,681,749	27,981,243	28,628,798
Weighted average number of ordinary shares used in computing diluted net income per share	23,516,260	26,110,132	28,001,428	28,842,408	29,188,736

Consolidated Balance Sheet Data:
Working capital	$75,033	$111,583	$134,379	$170,637	$203,143
Total assets	197,423	222,861	246,911	286,594	329,700
Long-term liabilities	4,779	5,974	6,081	6,977	8,164
Equity	$180,463	$209,029	$232,159	$273,645	$310,276

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

We currently depend on a very limited number of key customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. During the year ended December 31, 2013, 73% of our revenues were attributable to three customers.

Cisco Systems, Inc., or Cisco, the largest vendor of Carrier Ethernet switch/routers, which is currently our largest customer, accounted for approximately 27%, 43% and 39% of our revenues in 2011, 2012 and 2013, respectively.  Revenues from Cisco are generated through Marvell Technology Group Ltd., or Marvell, pursuant to a royalty arrangement.  Cisco currently uses our NP-3 and NP-4 processors in its products and we expect Cisco to also use the NP-5 that is expected to enter production in 2014.  The growth of our revenues will depend in large part on the revenues we generate from Marvell attributable to Cisco.  If Cisco purchases significantly lower quantities than expected due to global economic conditions or otherwise, or if the products that incorporate our network processors are not commercially successful, or if Cisco does not elect our future products, our future revenues and the growth of our business will be materially adversely affected.

Our future growth will also be dependent in great measure upon the continued acceptance and utilization of our current and future products by ZTE Corporation, or ZTE, which accounted for approximately 11%, 13% and 15% of our revenues in 2011, 2012 and 2013, respectively, and upon the continued acceptance and utilization of our current and future products by our other customers (excluding Cisco, ZTE and Juniper Networks), that as a group accounted for 38%, 27% and 27% of our 2011, 2012 and 2013 revenues, respectively.  If ZTE or a few of these vendors decide not to incorporate our products into their future products or to cease incorporating our network processors in their current products, or purchases significantly lower quantities than expected due to global economic conditions or otherwise, or if the products that incorporate our network processors are not commercially successful, our future revenues and the growth of our business will be materially adversely affected.

Many of our competitors and potential competitors are much larger than us and we also face major competition from most of our large customers' internal chip design teams; if we are unable to compete effectively we could lose our market share and revenues.

The market for network processors is intensely competitive, rapidly evolving and subject to rapid technological change. There are currently two vendors in addition to us that provide high-speed network processors that target the metro and access switches and edge routers: Broadcom Corporation and Marvell, the sole supplier of our special version NP-3 network processor and our NP-4 and NP-5 network processors).

We also experience major competition from most of our large customers' internal chip design teams who develop their own network processors or in-house application-specific integrated circuit, or ASIC, solutions, especially in the Carrier Ethernet Switch Routers, or CESR, segment.  For example, Juniper Networks, which uses our NP-2 processors and was until 2010 our largest customer accounting for approximately 40%, 24%, 17% and 19% of our revenues in 2010, 2011, 2012 and 2013, respectively, announced in October 2009 that it was launching a new family of processors and networking systems incorporating internally developed chips.  This new family of products replaces the products that incorporate our NPUs, and Juniper Networks has significantly reduced and will eventually discontinue its purchases from us.  Another example is Huawei, which has developed a product based on our NP-4 network processor, but also offers a lower-end in-house solution in parallel to our high-end NP-4 solution.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and significantly larger customer bases than we do.  Furthermore, as a late comer to the data center market, we face a greater level of competition and we may be unsuccessful in winning designs and selling to the markets we are currently targeting and in achieving significant revenues from this market.

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

We depend on the networking equipment market for our growth, and in particular the market for Carrier Ethernet edge routers, and if it does not grow, or if our customers’ products are not successful then we will not be able to expand our business.

Although there are many companies operating in the networking equipment market, a significant portion of the market is controlled by a limited number of companies.  The growth of our network processor business depends in part on increased acceptance and use of networking equipment that is developed and manufactured by companies with significant market share, particularly Carrier Ethernet edge routers.  We depend on the ability of our target customers, specifically those with a significant share of the networking equipment market, to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully.  If the use of such networking equipment does not grow as we anticipate, if we are unsuccessful in maintaining our relationships with our current customers, specifically those with a significant share of the networking equipment market, such as Cisco and ZTE, and creating relationships with other target customers with significant market share, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our network processors are not commercially successful or if the demand for such products is adversely affected by technology developments, our growth will be impeded. For example, in recent years, new network paradigms are being explored that are expected to result in networks transitioning in coming years to new architectures based on concepts and technologies brought about by network virtualization, Software Defined Networking (SDN) and Network Functions Virtualization (NFV), which present risks to the incumbent networking equipment vendors. If SDN and NFV solutions are adopted in a significant manner in carrier and data center networks and our current customers do not adapt to changing market dynamics or we are not selected for new SDN and NFV solutions delivered by new emerging players, then our future revenues and the growth of our business will be materially adversely affected.

In addition, the development rate of the networking equipment market also depends to a large extent on the level of spending by carriers.  For example, in 2012 there was a decline in the levels of carriers’ expenditures on wire-line equipment, including edge routers. Such decline in expenditures has affected the pace at which our target customers develop new products and enhance existing products for the networking equipment market that incorporate our products.  If challenging economic conditions resume, our business, operating results and financial condition may be adversely affected.

We may experience difficulties or delays in the development or introduction of our new family of network processors and other new and enhanced products, including our NPS and NP-5 products, and the development expenses and manufacturing costs may be very expensive.

In 2010, we started the development of a new product line, the NPS – a Network Processor for Smart networks.  The NPS is a new innovative type of network processor that addresses the growing need for networking equipment to perform the ‘traditional’ Layer 2-3 switching and routing along with Layer 4-7 Deep Packet Inspection of the packet’s payload. We currently expect the NPS-400 to be first implemented in customer product prototypes in 2015 and then proceed into production in 2016, with the target applications including Carrier Ethernet edge routers, mobile/wireless packet core infrastructure, security systems, data center traffic aggregation and load balancing switches, as well as NFV and SDN solutions.

We have heavily invested in the development of this new product line and the development expenses and manufacturing costs are very expensive.  In 2013, more than 50% of our research and development expenses were related to the NPS, and we expect that most of our research and development expenses in the next few years will be similarly related to NPS.  Such development will likely result in a significant increase in our operating expenses in the next few years.

We may not be successful in developing, introducing and marketing our new offerings or in addressing all or any portion of the potential market for such offerings.  The development process for these advanced products is lengthy and highly expensive and requires us to accurately anticipate technological innovations and market trends.  We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these offerings.  In addition, despite our efforts to implement network security measures, our offerings may also be vulnerable to computer viruses, computer hackers, cyber-terrorist and similar disruptions from unauthorized tampering.  Our new offerings may also not adequately meet the requirements of the marketplace or achieve market acceptance.  Furthermore, as a late comer to the data center market we face a greater level of competition and we may be unsuccessful in winning designs and selling to the markets we are currently targeting and/or selling in significant amounts.  If we do not timely develop and introduce these offerings or respond in a timely manner to changing market conditions, customer requirements or global economic conditions, or if development expenses or manufacturing costs substantially increase, our business revenues and profits will be adversely affected.

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

We may acquire in the future businesses or technologies. We may be unsuccessful in integrating any acquired businesses or technologies, and these acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

We may use a significant amount of our cash, cash equivalents and marketable securities to acquire complementary businesses or technologies. We have not made any acquisitions to date and our management has not had any experience making acquisitions or integrating acquired businesses.  Negotiating potential acquisitions or integrating newly acquired businesses or technologies into our business could divert our management's attention from other business concerns and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could (i) issue equity securities which would dilute current shareholders’ percentage ownership; (ii) incur substantial debt; (iii) assume contingent liabilities; or (iv) expend significant cash.

In addition, if we acquire additional businesses, we may not be able to integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business following the completion of the acquisition.  We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including (A) unanticipated costs or liabilities associated with the acquisition; (B) incurrence of acquisition-related costs; (C) diversion of management’s attention from other business concerns; (D) harm to our existing business relationships with distributors and customers as a result of the acquisition; (E) inability to retain employees from the acquired company; (F) use of resources that are needed in other parts of our business; (G) litigation or other claims arising in connection with the acquired company; (H) the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries; (I) use of substantial portions of our available cash to consummate the acquisition; or (J) unrealistic goals or projections for the acquisition.

Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business, results of operations and financial condition.

There are significant risks associated with our reliance on third-party sole suppliers for each of our network processors, which could materially and adversely affect our business, financial condition and results of operations.

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

These and other risks associated with our reliance on a single third-party supplier and manufacturer could materially and adversely affect our business, financial condition and results of operations.

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

Unfavorable global economic conditions affect the level of spending by carriers and could have a material adverse effect on our business, operating results and financial condition.

In 2013, economies around the world and financial markets remained volatile as a result of a multitude of factors, including instability in the European market, adverse business and credit conditions, intermittent slower economic activity, concerns about inflation and deflation, fluctuating energy costs, decreased consumer confidence, reduced capital spending, liquidity concerns and other factors.  In periods of weakness and increased volatility, many companies reduce expenditures and remain reluctant to increase expenditures, including carriers’ expenditures on edge routers and other wire-line equipment.  The development rate of the networking equipment market also depends to a large extent on the level of spending by carriers.  For example, the 2012 decline in the levels of carriers’ expenditures on wire-line equipment, including edge routers, has affected the pace in which our target customers develop new products and enhance existing products for the networking equipment market that incorporate our products.  Worsening economic conditions may result in diminished demand for our products and technology, reductions in sales of networking equipment that incorporate our products, longer sales cycles, slower implementation of new Carrier Ethernet networks and increased price competition.  Any of these events would likely harm our business, operating results and financial condition.  If challenging economic conditions continue or worsen, our business, operating results and financial condition may be adversely affected.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made problems such as terrorism.

We have operations, suppliers and customers in regions that have historically experienced natural disasters. Any earthquake or other natural disaster, including a hurricane, flood, volcanic eruption, tsunami or fire, affecting any of these regions could adversely affect our business, results of operations and financial condition. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for network processors.

In addition, as a result of a natural disaster, our major customers may face shortages of components that could negatively impact the demand for our products even if the supply of our products is not directly affected by the natural disaster. For example, the earthquake, tsunami and related events that occurred in Japan in March 2011, and the extensive flooding that occurred in Thailand beginning in October 2011, caused widespread destruction in regions that include suppliers of components for many technology companies.

System security risks, data protection breaches and cyber-attacks could disrupt our internal operations, and any such disruption could reduce our expected revenues, increase our expenses, damage our reputation and adversely affect our business.

We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access.  The potential liabilities associated with these events could exceed the insurance coverage we maintain.  Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the market for network processors.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition. Any of these occurrences could adversely affect our results of operations and financial condition.

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

The loss of personnel could affect our ability to design and market our products. If we are unable to hire, integrate and retain qualified personnel, our business will suffer.

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

To compete effectively, we must protect our proprietary information.  We rely on and intend to continue to rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights.  Our failure to adequately protect our technology or other intellectual property from use by our competitors and third party manufacturers could jeopardize our competitive advantage, and result in a loss of customers.  We have a number of issued patents. However, the patents that have been issued may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products may be sold.

The performance of the capital markets may significantly decrease the value of our marketable securities and may cause us to incur impairment charges relating to our investment portfolio.

The performance of the capital markets affects the values of the funds we hold in marketable securities, which as of December 31, 2013 totaled $49.8 million.  These securities are subject to market fluctuations.  For example, in 2008 and into first half of 2009, the credit and capital markets deteriorated significantly and adversely impacted the fair value of our investments.  Future turmoil in the capital markets may result in impairments of the carrying value of our investment assets.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

We may be subject to risks associated with laws, regulations and customer initiatives relating to the environment, conflict minerals or other social responsibility issues.

The Dodd-Frank Wall Street Reform and Consumer Protection Act included disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries (DRC) and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. The implementation of these requirements could affect the sourcing and availability of minerals used in the manufacture of semiconductor devices. As a result, this could limit the pool of suppliers who can provide us DRC "conflict free" components and parts, and we may not be able to obtain DRC "conflict free" products or supplies in sufficient quantities for our operations. Also, because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products.

We may be classified as a passive foreign investment company, which would subject our U.S. investors to adverse tax rules.

For U.S. federal income tax purposes, we may be classified as a passive foreign investment company, or PFIC, for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income.  Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC. To calculate the average quarterly value of our gross assets, we have assumed that our total asset value is equal to our market capitalization (the aggregate value of our outstanding shares) plus our liabilities.  Because we are engaged in an active business, we believe that the goodwill or going concern value that is represented by the difference between our market capitalization and the net book value of our assets should generally be treated as an active asset. In determining that we are not a PFIC under the asset test, we have relied upon this assumption. Even if we are not now a PFIC, we could become a PFIC if our market capitalization were to decrease significantly while we still hold substantial cash.

If we were classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. For more information please see “Item 10E. Taxation – United States Federal Income Taxation – Passive Foreign Investment Companies.”

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

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel and its region may disrupt our operations and negatively affect our sales.

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel.  Political, economic and security conditions in Israel directly affect our operations.  Since its establishment, there have been periods with varying levels of severity of unrest and terrorist activity within Israel and at its borders, which still continue to present day, namely the ongoing hostilities between Israel, terrorist groups in the West Bank and Gaza Strip, and in the northern border with Lebanon. In recent years, there have been hostilities along Israel's border with the Gaza Strip, and missiles were fired from the Gaza Strip into Israel in 2012 and 2013. The future effect of this violence on the Israeli economy and our operations is unclear.

Recent political events in various countries in the Middle East, such as Syria, Iran and Egypt, have weakened the stability of those countries. This instability may lead to deterioration of the geo-political conditions in the Middle East. In addition, such instability may affect the global economy and marketplace as a result of changes in oil and gas prices.  Since our headquarters and research and development facilities are located in the State of Israel, any such events that affect the State of Israel may impact us in unpredictable ways.  If our operations are significantly impacted by such events, our results of operations may be adversely affected.

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

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise.  In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies.  Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

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

Currently we have five programs under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which entitle us to certain tax benefits. Our facilities in Israel have been granted Approved Enterprise status under the Investment Law and we have four programs that qualify as Privileged Enterprises pursuant to an amendment to the Investment Law that came into effect in April 2005. Among other things, the Investment Law, as amended in 2005, provides tax benefits to both local and foreign investors and simplifies the approval process.  Such amendments do not apply to investment programs approved prior to December 31, 2004. Therefore, our Approved Enterprise program is not subject to the provisions of the amendment, but our four Privileged Enterprise programs are subject to the amendment.

In order to be eligible for tax benefits under the Investment Law, our Approved Enterprise and Privileged Enterprises must comply with various conditions set forth in the Investment Law and the criteria set forth in the applicable certificate of approval for the Approved Enterprise, as well as periodic reporting obligations.  If we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate.  Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.  We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli tax considerations, foreign exchange regulations and investment programs”.

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

Our research and development efforts are financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Economy, or OCS.  We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law.  If we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person who transferred OCS-funded technology may be subject to criminal charges and imprisonment. We received research and development grants of approximately $5.1 million in 2013 and $5.9 million in 2012, which funded approximately 16% and 23% of our research and development expenses in 2013 and 2012, respectively.  In recent years, the Government of Israel has reduced the benefits available under these programs, and these programs may be discontinued or curtailed in the future.  If the Government of Israel discontinues or modifies these programs, or we are unable to comply with the new requirements, our expenses will increase significantly, and our business, financial condition and results of operations could be materially and adversely affected.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of the NASDAQ Stock Market Rules, regarding the director nomination process and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, compensation of officers and quorum at shareholders' meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

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

In addition, the demand for enhanced services in network equipment is continuously growing as service providers and data centers need to better understand the traffic running on their networks and provide more intelligent services.  This puts demand on the network to provide greater capabilities for packet classification, monitoring and manipulation, Deep Packet Inspection, or DPI, and security features.  In parallel, the continued growth in network traffic is forcing equipment vendors to look for solutions that perform these tasks at the highest speeds and integration.

Network equipment systems that use our network processors are typically built as a modular, multi-slot chassis that consists of several line cards with many network ports per line card or as a stand-alone, fixed configuration, flat frame known as a pizza box.

Market Trends

Networking equipment can be designed to incorporate ASICs, which are non-programmable switching chips, field programmable gate arrays, or FPGAs, high-speed NPUs, or a combination of these.  The challenge is to provide an integrated solution that is high-performance, both flexible and cost-effective.

Although ASICs are effective from a cost/performance viewpoint, their lack of programmability is a severe disadvantage.  This makes them inflexible and therefore inadequate to accommodate today’s rapidly changing application environment with evolving requirements to provide new services, features and network protocols.

FPGAs are relatively expensive, are not convenient to program and do not provide the price points that effectively address carrier network price targets.

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

Our Solution

We design and sell network processors for high-speed networking equipment, integrating several key functions into a single chip.  In recent years we have also introduced products for the low-speed access market. Networking equipment vendors use our network processors to form the silicon core of next-generation networking equipment, such as switches and routers, for voice, video and data integration in a variety of applications.  We are a fabless semiconductor company, which means that we do not have our own semiconductor manufacturing plant, but rather utilize outside fabrication facilities.

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

Our NPUs represent a major advance over earlier generations of network processor solutions.  These earlier solutions required multiple chips to perform the requisite designed-in functions, placing limitations on the speed at which data could be processed, the density of ports that could be achieved in a given system and the associated cost.  Moreover, most of these earlier solutions employed generic reduced instruction set computer, or RISC, processors rather than specially designed processing engines.  Our advantages over these earlier designs lie in the integration of processing, classification and traffic management functions in a single chip.  This is accomplished with patented and other proprietary elements, our task optimized processing technology that uses specialized processing engines, advanced traffic manager for traffic prioritization and scheduling, innovative table lookup (search) algorithms and chip architecture innovations.  As a result, systems designed using our products offer equipment vendors the performance they need and the ability to reduce chip count, power consumption and cost.

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

Pursuant to our agreement with Marvell, Marvell manufactures the customized version of the NP-3, sells it to Cisco and then pays us a fixed royalty fee that is comparable to the gross profit we would have generated had we sold the chip directly to Cisco.  Since we do not incur any production costs under this model, sales to this customer result in a higher gross margin to our company.  The standard NP-3 network processor is manufactured by IBM and is sold by us in a direct selling model to our other customers.

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

We have entered into an agreement with Marvell pursuant to which Marvell will be the sole vendor for our NP-4 network processor and it may be sold in two methodologies: (i) direct sales to the general market in which we purchase the NP-4 from Marvell and sell it to our customers; and (ii) a royalty model, similar to the one implemented with the NP-3, with respect to sales to Cisco of a customized version of the NP-4.

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

With the addition of the NPA family of access NPUs, we now offer customers a broad range of NPUs ranging in throughput from several Gigabits to 100 Gigabits, and with the NP-5 (see “Future Products” below), to 200 Gigabits, with similar architecture and software that can be ported to multiple product lines.

Evaluation Boards and Network-processor Based Systems

Although our primary business is selling network processor chips, we offer systems based on each of our network processors.  Evaluation systems are usually required by customers to enable them to test their NPU-based systems.  These systems also serve customers that focus and differentiate themselves through software applications and are in need of high-performance packet processing hardware platforms for their software applications.

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

In 2010, we began work on the NP-5, a 200-Gigabit NPU (total throughput), that will provide a solid roadmap for our customers that use our NP-2, NP-3 and NP-4 processors. The NP-5 continues our strategy of increasing NPU integration, performance and functionality, to allow networking systems to deliver higher total throughput and greater port density at reduced cost points. The NP-5 NPU was sampled in 2013 and we expect it to enter production in 2014. We have entered into an agreement with Marvell with regards to the NP-5, which is similar to our agreement with Marvell with regards to the NP-4.

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

The first NPS device will be a 400-Gigabit Layer 2-7 NPU that addresses the market for high-performance intelligent packet processing in Carrier Ethernet and data center networking equipment.  It is expected to provide very high throughput and integrate the key components related to intelligent packet processing, including a many-core array of CPUs optimized for packet processing for Layer 2-3 and 4-7 packet processing, a traffic manager, IPSec security accelerators and pattern matching and regex (regular expression) accelerators.  We expect the NPS-400 to be implemented in customer product prototypes beginning in 2015 and then proceed into production in 2016.

In recent years, new network paradigms are being explored that are expected to result in networks transitioning in coming years to new architectures based on concepts and technologies brought about by network virtualization, Software Defined Networking (SDN) and Network Functions Virtualization (NFV). These paradigms promote network solutions that separate the control plane from the data plane, and the software from the hardware. We believe that while some low performance network applications may use general purpose CPUs to run the control plane and the data plane functions, this approach is not viable for high performance applications in large carrier and data center networks. NPS will enable networks to run data-plane functions at high performance in a variety of hardware platforms enabling efficient and scalable networks.

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

The NPS builds on the architecture of our successful NP Layer 2-3 network processors.  It effectively adds to the NP infrastructure new and innovative technologies to enable extremely high-performance, C-programmable, packet processing cores for Layer 2-7 processing, traffic manager, high-performance memory access, and DPI and security acceleration.  Unlike the NP products, NPS will utilize new processing cores that will be programmable in high-level C language under standard a Linux® operating system.

We consider the processing flexibility and the ability to implement and integrate the main network processing features into a single chip at high performance as primary advantages of our technology.  We intend to continue to provide this high level of integration in future products under development.

Research and Product Development

Currently, 166 employees, representing approximately 80% of our employees, are engaged in research and development.  Our senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.  Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.

Since 2010 we have made significant investments in the development of our new product line, the NPS, and the development expenses and manufacturing costs are very high.  In 2013 more than 50%  of our research and development expenses were related to the NPS and we expect a similar portion or more of our research and development expenses in the next few years to be related to the NPS. This will likely result in a significant increase to our operating expenses in the next few years.

Our research and development expenses, net, were approximately $16.7 million in 2011, $19.7 million in 2012 and $25.8 million in 2013.  We received research and development grants of approximately $5.1 million in 2011, $5.9 million in 2012 and $5.1 million in 2013.

Sales and Marketing

Our objective is to become a leading supplier of Ethernet network processors.  To meet this objective, we devote significant resources to securing new customers, preferably leading networking equipment vendors, and we place an emphasis on assisting our existing customers in bringing their products to mass market production.

In general, it takes a customer between 18 to 24 months to design and bring to market a networking product based on our network processor chips.  During this design phase, the revenues we recognize are mostly attributable to the sale of evaluation systems and development software toolkits that our customers use to assist in the development of their own network processor based products.  As customers move to development of their own boards incorporating our network processors, they purchase sample chips from us for testing purposes.  Once their own designs are completed, customers move into the production phase where they begin to manufacture their products.  At this point customers purchase a limited number of network processors for the initial production stage.  Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production.  Volume production of a customer’s product is expected to translate into volume sales of our network processors.  We have no direct influence upon the sales and marketing of our customers’ products.

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

Our marketing communications activities include:

•	seminar programs, guest speaker invitations and technical conferences;

•	public relations activities and customer events;

•	technical articles in industry publications and marketing collateral materials; and

•	information exchange on the Internet.

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

Within the five segments of the Carrier Ethernet market, CESR is currently our main market from which we derive most of our revenues.  There are seven main players in the CESR segment, of which six are currently customers for our NPUs: Cisco, Juniper, ZTE, Ericsson, Tellabs and Huawei.

•
Cisco has selected a customized version of the NP-3, NP-4 and NP-5 for its principal CESR platforms.  Pursuant to our agreement with Marvell, Marvell is responsible for the manufacturing and selling of the customized version of the NP-3, NP-4 and NP-5 to Cisco and pays us a fixed royalty fee that is comparable to the gross profit we would have generated had we sold the chip directly to Cisco.  Since we do not incur any production costs under this model, sales to Cisco result in a higher gross margin to our company.  Cisco entered production with the NP-3 during the first quarter of 2009 and with the NP-4 at the end of 2011, and accounted for approximately 39% of our 2013 revenues.  We expect Cisco, through Marvell, to continue to be our largest customer and the main driver of our revenue growth in the coming years.

•
Juniper Networks, which accounted for approximately 19% of our 2013 revenues, entered production with NP-2 based products in 2006 and was our largest customer until 2010.  In October 2009, Juniper Networks announced its launch of a new family of processors and networking systems incorporating internally developed chips.  As this new family of Juniper Networks products replaces the products that incorporate our NPUs, Juniper Networks is significantly reducing its purchases from us and we expect it will ultimately discontinue its purchases from us.

•	ZTE, which accounted for approximately 15% of our 2013 revenues, became a significant customer in 2010, based on our NP-3 and NP-4. ZTE has also selected the NP-5 for several of its CESR platforms.

•
Our other customers accounted for approximately 27% of our 2013 revenues, mainly from NP-4.  Huawei has developed a product based on our NP-4. However, we believe it offers a lower-end in-house solution in parallel to the high-end NP-4 solution using our network processors. All our NP-4 customers are now in production and most of them are also in the process of designing in our NP-5. We believe they will mostly be in production with their NP-5 systems in late 2014 and 2015.

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

There are several market segments that in particular require flexible packet processing at high speed. These include:

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

•	Load balancing application switches – Systems and modules used for switching and load balancing traffic based on packet content such as URLs, TCP port, host tags, and cookies.

•	Data center purpose-built switches – Ethernet switches designed specifically for data center environments.

•	High-performance networking equipment of various types and form factors supporting SDN and NFV that need NPS-like devices for accelerating and scaling data-plane packet processing.

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

Competition

The market for network processors is intensely competitive, rapidly evolving and subject to swift technological change.

Currently, Broadcom Corporation and Marvell also provide high-speed network processors that target the metro and access switches, and edge routers.  In addition, Broadcom Corporation and Marvell have released switch ASICs (non-programmable chips) that target these market segments as well.  Agere Systems Inc. (which was acquired by LSI) and Wintegra Inc. (which was acquired by PMC-Sierra) are focused on lower speed applications.  Our NPA access NPUs compete with NPUs from these lower speed NPU vendors.  Some customers use FPGAs, mainly from Altera Corporation and Xilinx Inc., to implement packet processing functions and these may be competing solutions as well.  The NPS product lines compete with all these vendors as well as with multi-core processors that target networking equipment from vendors, such as Broadcom, Cavium Networks and other smaller vendors.  Some of our competitors or potential competitors are larger, have significantly greater sales, have greater financial resources and are better known.

We also experience major competition from customers' internal chip design teams who choose to develop their own network processors or in-house ASIC solutions, especially in the CESR segment. For example, Juniper Networks, which uses our NP-2 processors and was until 2010 our largest customer accounting for approximately 40%, 24%, 17% and 19% of our revenues in 2010, 2011, 2012 and 2013, respectively, announced in October 2009 that it was launching a new family of processors and networking systems incorporating internally developed chips.  This new family of products replaces the products that incorporate our NPUs, and Juniper Networks has significantly reduced and will eventually discontinue its purchases from us.  Another example is Huawei, which although it has developed a product based on our NP-4 we believe it offers a lower-end in-house solution in parallel to the high-end NP-4 solution using our network processors.

We believe that the principal elements of competition in the market for advanced network processors are integration, flexibility, performance and price.  Integration reduces the chip count (the number of chips needed in a given application to achieve the system manufacturer's design goals), board space, power usage (the watts of electric power required to operate the chip) and ultimately the overall price of a system solution.  Flexibility implies ability to quickly address changing market processing requirements through programming and downloading of new code to the network processor.  Performance and price are crucial to achieve high throughput and port-count within a given budget of space, power and cost.

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

TSMC manufactures our NP-2 line of products using the 0.13 micron process, the special version of our NP-3 NPU, which we developed with Marvell, and the NPA family of products, using the 90 nanometer process.  IBM manufactures our NP-3 line of products using the 90 nanometer process. TSMC also manufactures the NP-4 using the 55 nanometer process and the NP-5 using the 28 nanometer process.  We work with TSMC through third parties that coordinate and assume responsibility for the manufacturing process.  This fabless manufacturing model enables us to focus on our engineering and design strengths, minimize fixed costs on capital expenditures and still have access to high-volume manufacturing capacity.

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

We do not own any real property.  Our principal development, marketing and administrative facilities occupy approximately 33,500 square feet of a building in Yokneam, Israel, at an aggregate rental cost of approximately $470,000 in 2013.  The lease for our principal offices expires in January 2016.

We occupy approximately 8,500 square feet of a building in Kiryat Gat, Israel, at an aggregate annual rental cost of approximately $110,000.  The lease expires in October 2015, and we have an option to extend the lease for an additional five years.

We conduct our sales operations through two locations in the United States.  We lease office space in California and Massachusetts under one-year renewable leases.  The aggregate rental cost for these two offices was approximately $95,000 in 2013.

Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business, mainly in Israel.  These purchases totaled $660,000 in 2011, $913,000 in 2012 and $1,432,000 in 2013.  Our capital expenditures in the three years ended December 31, 2013 were spent primarily for the procurement of research and development hardware equipment and software tools.

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

In certain instances, we sell network processor-based systems together with software tools and maintenance and support services.  In these cases, we comply with the requirements set forth in FASB ASC 605-25 “Revenue Recognition,” relating to the separation of multiple deliverables into individual accounting units with determinable fair values.  Revenues from such software tools and maintenance were immaterial during the years ended December 31, 2013, 2012 and 2011.

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

Inventory Valuation

We are required to state our inventories at the lower of cost or market price.  In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels.  Inventory write-offs are provided for slow-moving items or technological obsolescence and are recorded in the consolidated statements of operations.  Once inventory is written down, a new cost basis is established for future periods.  During the years ended December 31, 2013, 2012 and 2011, the inventory write downs were immaterial.

Goodwill

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

In accordance with ASC No. 350 we perform an annual impairment test at December 31 of each year. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

We operate in one operating segment and such segment comprises our only reporting unit. During the years ended December 31, 2013, 2012 and 2011, no impairment losses were found.

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

We recognize an impairment charge when a decline in the fair value of the available-for-sale marketable securities below the cost basis is judged to be other-than-temporary. We consider various factors in determining whether to recognize an impairment charge, including the length of time the investment has been in a loss position, the extent to which the fair value has been less than the cost basis, the investment's financial condition and the near-term prospects of the issuer. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income (operations) is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2013, 2012 and 2011, we did not record any other-than-temporary impairment loss with respect to our marketable securities.

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

Results of Operations

The following table presents, for the periods indicated, information concerning our results of operations.

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except per share data)
Revenues	$63,457	$54,707	$70,850
Costs of revenues	14,409	9,118	12,022
Amortization of technology	597	--	--
Repayment of OCS grants	9,938	--	--
Gross profit	38,513	45,589	58,828
Operating expenses:
Research and development, net	16,695	19,736	25,815
Sales, general and administrative	12,059	12,634	13,363
Total operating expenses	28,754	32,370	39,178
Operating income	9,759	13,219	19,650
Financial income, net	1,713	2,432	2,048
Income before taxes	11,472	15,651	21,698
Taxes on income	(3,530)	--	--
Net income	7,942	15,651	21,698
Basic net income per share	$0.30	$0.56	$0.76
Diluted net income per share	$0.28	$0.54	$0.74

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Revenues

We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network processor-based systems, software tools and services.  For the year ended December 31, 2013, revenues increased by $16.1 million, or 30%, to $70.9 million from $54.7 million for the year ended December 31, 2012.  Cisco accounted for $27.6 million (39% of revenues) in 2013, compared to $23.4 million (43% of revenues) in 2012.  Revenues from Cisco are generated through Marvell, which manufactures and sells customized versions of our NP-3, NP-4 and NP-5 processors to Cisco and pays us royalties for each chip it sells to Cisco.  We recognize revenues on account of such sales on a net basis.  The increase in sales to Cisco is mainly attributable to its ramp up of existing and new platforms, using our NP-4 NPU. Juniper Networks accounted for $13.7 million (19% of revenues) in 2013, compared to $9.3 million (17% of revenues) in 2012.  ZTE Corporation accounted for $10.6 million (15% of revenues) in 2013, compared to $7.2 million (13% of revenues) in 2012.  Our other customers as a group accounted for $19.0 million (27% of revenues) in 2013, compared to $14.8 million (27% of revenues) in 2012.

Cost of Revenues

Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers, and to a lesser extent royalties payable to the OCS (in connection with grants received from the OCS in the current and prior years), the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs.  For the year ended December 31, 2013, our cost of revenues increased by $2.9 million, or 32%, to $12.0 million (17% of revenues) from $9.1 million (17% of revenues) for the year ended December 31, 2012.  The increase in cost of revenues was mainly attributable to the increase in revenues.

Gross Profit

For the year ended December 31, 2013, our gross profit increased by $13.2 million, or 29%, to $58.8 million (83% of revenues) from $45.6 million (83% of revenues) for the year ended December 31, 2012. This increase in gross profit was mainly attributable to the increase in revenues.

Research and Development Expenses, Net

Research and development expenses consist primarily of the salaries and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs).  Since April 1, 2006, we have received research and development participation grants from the OCS.  For the year ended December 31, 2013, research and development expenses increased by $5.3 million, or 21%, to $30.9 million (excluding OCS grants of $5.1 million) from $25.6 million (excluding OCS grants of $5.9 million) for the year ended December 31, 2012.  The increase in research and development expenses was mainly attributable to higher labor costs resulting primarily from an increase in the number of research and development employees that we hired, as well as to higher external engineering design services (non-recurring engineering costs), both mainly for the NPS development.

Sales, General and Administrative Expenses

Sales, general and administrative expenses consist primarily of salaries and benefits, commissions to third party sales representatives, participation in trade shows, travel expenses, as well as legal, accounting and other administrative costs.  For the year ended December 31, 2013, such expenses increased by $0.7 million, or 6%, to $13.4 million from $12.6 million for the year ended December 31, 2012.  The increase was primarily attributable to an increase in our labor costs and sales commissions to third party representatives.

Financial Income, Net

Financial income, net reflects the income or expenses from traditional interest income or financing expenses and from exchange rate fluctuations and currency translation.  For the year ended December 31, 2013, net financial income decreased by $0.4 million to $2.0 million from net financial income of $2.4 million for the year ended December 31, 2012.  This decrease was mainly attributable to higher levels of cash, cash equivalents, deposits and marketable securities with lower yields and interest rates in the 2013 period.

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

Sales, General and Administrative Expenses

Sales, general and administrative expenses consist primarily of salaries and benefits, commissions to third party sales representatives, participation in trade shows, travel expenses, as well as legal, accounting and other administrative costs.  For the year ended December 31, 2012, such expenses increased by $0.6 million, or 5%, to $12.6 million from $12.1 million for the year ended December 31, 2011.  The increase was primarily attributable to an increase in our labor costs and sales commissions to third party representatives.

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

Effective Corporate Tax Rate

Israeli companies were subject to corporate tax at the rate of 25% of their taxable income in 2013. On July 30, 2013, the Knesset passed the Economic Program for 2013-2014 (the Budget Law) which includes, among others, fiscal changes whose main goal is to increase tax collections for those years. The aforementioned changes include, among others, increase of corporate tax rate from 25% to 26.5% in 2014 and thereafter.  However, because we have elected to participate in the alternative package of tax benefits for our current Approved and Privileged Enterprises, the income derived from these enterprises will be exempt from Israeli corporate tax for a specified benefit period (except to the extent that dividends are distributed during the tax-exemption period other than upon liquidation) and subject to reduced corporate tax rates for an additional period.  The period of tax benefits for our Approved and Privileged Enterprises is valid for ten years following the first year in which we generate net taxable income associated with each enterprise, provided that no more than twelve years have elapsed from the year of election for the beginning of operations of each enterprise, as defined in the Investment Law.  Certain investment income derived by us from investments may not be regarded by the Israeli tax authorities as income from our Approved Enterprise or Privileged Enterprises and consequently, may be taxed at the regular statutory rate in Israel.  During 2011, we started to generate tax-exempt income from our Approved Enterprise.  See Item 10E. “Taxation – Israeli Tax Considerations, Foreign Exchange Regulations And Investment Programs – Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

We had aggregate operating tax loss carryforwards of approximately $52.7 million as of December 31, 2013 ($43.1 million of which relate to our company and $9.6 million to our subsidiary, EZchip Inc.).

EZchip Inc. is subject to U.S. income taxes.  Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

We and EZchip Technologies have accumulated capital loss carryforwards in the amount of $28.2 million.

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

Our Location in Israel

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel.  See Item 3D. “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Impact of Currency Fluctuation

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we use hedging techniques, we cannot eliminate the effects of currency fluctuations.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.  See Note 16 to our consolidated financial statements.  See also discussion in Item 11. “Quantitative and Qualitative Disclosures About Market Risk.”

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

Working Capital; Cash, Cash Equivalents; Short-Term Deposits and Marketable Securities

As of December 31, 2013, we had $203.1 million in working capital and $197.9 million in cash, cash equivalents, short-term deposits and marketable securities, compared to $170.6 million in working capital and $163.0 million in cash, cash equivalent, short-term deposits and marketable securities as of December 31, 2012 and $134.4 million in working capital and $126.8 million in cash, cash equivalents, short-term deposits and marketable securities as of December 31, 2011.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$19,379	$29,706	$37,567
Net cash used in investing activities	(40,390)	(16,789)	(33,742)
Net cash provided by financing activities	8,082	12,890	1,363
Increase (decrease) in cash and cash equivalents	(12,929)	25,807	5,188
Cash and cash equivalents — beginning of year	31,985	19,056	44,863
Cash and cash equivalents — end of year	$19,056	$44,863	$50,051

Net cash provided by operating activities was approximately $37.6 million for the year ended December 31, 2013, compared with net cash provided by operating activities of approximately $29.7 million for the year ended December 31, 2012 and approximately $19.4 million for the year ended December 31, 2011.  The improvement in cash flows from operating activities in 2013 compared to 2012 resulted from the increase in operating income during 2013. The improvement in cash flows from operating activities in 2012 compared to 2011 are mainly attributable to the one-time repayment of OCS grants in the amount of $9.9 million that occurred in 2011, compared to no repayment during 2012.  Other than the repayment of OCS grants in 2011, there was no material change in the mix or type of expenses used in operating activities during 2011 through 2013.

Net cash used in investing activities was approximately $33.7 million for the year ended December 31, 2013.  Of such amount, approximately $30.3 million, net, was used to purchase marketable securities and for investment in deposits, approximately $1.8 million was used to purchase technology and approximately $1.6 million was used to purchase property and equipment.  Net cash used in investing activities was approximately $16.8 million for the year ended December 31, 2012.  Of such amount, approximately $15.3 million, net, was used to purchase marketable securities and for investment in short term deposits, approximately $0.5 million was used to purchase technology and approximately $1.0 million was used to purchase property and equipment.  Net cash used in investing activities was approximately $40.4 million for the year ended December 31, 2011.  Of such amount, approximately $39.5 million, net, was used to purchase marketable securities and for investment in short term deposits, approximately $0.5 million was used to purchase technology and  approximately $0.4 million was used to purchase property and equipment..

For the years ended December 31, 2013, 2012 and 2011, net cash provided by financing activities was $1.4 million, $12.9 million and $8.1 million, respectively.  These amounts were attributable to proceeds from the exercise of employee stock options.

We believe that our available cash, cash equivalents, short term deposits and marketable securities balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Currently, 166 employees, representing approximately 80% of our employees, are engaged in research and development.  Our senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.  The following table sets forth our research and development expenses for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Research and development expenses	$21,745	$25,599	$30,895
Less Office of the Chief Scientist grants	5,050	5,863	5,080
Research and development expenses, net	$16,695	$19,736	$25,815

D.	TREND INFORMATION

See Item 4B. "Information on the Company – Business Overview" and the discussion in Item 5A. "Operating Results and Financial Review and Prospects – Operating Results."

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2013 and the effect that such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$1,915	$1,007	$908	$--	$--
Purchase commitments	$4,106	$4,106	--	--	--
Uncertain income tax position (1)	236	--	--	--	--
Severance pay (2)	8,164	--	--	--	--
Total (3)	$14,421	$5,113	$908	$--	$--
_________
(1)
Uncertain income tax position under FASB ASC 740, “Income Taxes,” is due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 13g to our consolidated financial statements for further information regarding our liability under ASC 740.

(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law.  These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $0.7 million is unfunded.

(3)
Does not include contingent obligation to pay royalties to the Israeli office of Chief Scientist in the amount of $16.1 million, as of December 31, 2013, with respect to our potential future revenue from NP-5 and NPS. See Item 10 "Taxation – Israeli tax Considerations, Foreign Exchange Regulations and Investment Programs – Law for Encouragement of research and Development in the Industry, 1984".

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position(s)
Benny Hanigal (1)	64	Chairman of the Board
Eli Fruchter (1)(2)	58	Director, President and Chief Executive Officer
Dror Israel	45	Chief Financial Officer
Amir Eyal	54	Vice President – Business Development of EZchip Technologies
Ran Giladi (1)(3)	59	Director
Karen Sarid (3)(4)	63	Director
Shai Saul (1)(3)(4)(5)	52	Director
David Schlachet (2)(3)(4)(5)	68	Director

___________________
(1)	Member of our Strategy Committee.
(2)	Member of our Risk Management Committee.
(3)	“Independent Director” under rules of the Securities and Exchange Commission, NASDAQ Stock Market Rules and the Israeli Companies Law (see explanation below)
(4)	Member of our Audit Committee and Compensation Committee.
(5)	“Outside Director” within the meaning of the Israeli Companies Law (see explanation below)

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

Eli Fruchter serves as the President and Chief Executive Officer of the company and EZchip Technologies, a position that he has held since EZchip Technologies’ inception in May 1999, and has served as a director of our company since its inception and Chairman of our Board of Directors from December 2006 until December 2007. Mr. Fruchter co-founded our company and from 1990 to 1999 he served as our General Manager and the Chairman of our Board of Directors. Prior to that, he was also among the founders of Adacom Technologies Ltd., a manufacturer of data communications products.  Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

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

Karen Sarid has served as a director of our company since December 2001 and is a member of our Audit Committee and Compensation Committee.  Ms. Sarid serves as VP Beauty and Dental Business of Syneron Medical Israel since March 2014. Ms. Sarid also serves as Active Chairman of Hairstetics, a company in the field of hair restoration, since January 2014. Ms. Sarid served as President of Alma Lasers Ltd from January 2012 until August 2013. Ms. Sarid served as President and General Manager of Syneron Medical Israel from 2009 to 2010.  Ms. Sarid served as the General Manager of Galil Medical Israel from 2007 to 2009.  Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market. Prior to that and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd.  From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that was traded on the NASDAQ Stock Market.  Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996. Ms. Sarid also serves as a director of Oridion Systems Ltd. and Gilat Satellite Networks Ltd.  From September 2012, Ms. Sarid also serves as a director and a member of the audit committee of Medical Compression Systems (MCS). Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

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

David Schlachet has served as director of our company since September 2005 and is the Chairman of our Audit Committee and a member of our Compensation Committee.  Mr. Schlachet served as Chief Executive Officer of Syneron Medical Ltd. from November 2005 to May 2007, after having served as its Chief Financial Officer from July 2004 to November 2005. From January 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in life sciences.  From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. Mr. Schlachet also served as an active Chairman of Elite Industries Ltd.  From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science.  Mr. Schlachet serves as a director of Syneron Medical Ltd. and Mazor Robotics Ltd., both of which are NASDAQ-listed companies, and as a director of BioCancell Therapeutic and Taya Investment Company Ltd., which are traded on the Tel Aviv Stock Exchange.  From December 2008 to December 2012, Mr. Schlachet served as a director and audit committee member of the Tel Aviv Stock Exchange and as a director of the Tel Aviv Stock Exchange Clearing House and Maof Clearing House. Since October 2010 Mr. Schlachet also serves as Chairman of CellCure Neurosciences Ltd., a privately-held biotechnology company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid during 2013 to all of our directors and executive officers as a group (eight persons) for services in all capacities was approximately $821,000. This amount includes amounts set aside to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, in the amount of approximately $95,000. This aggregate amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.  All our executive officers work full time for us.

During the year ended December 31, 2013, we paid each of our outside directors approximately $3,120 per quarter and approximately $440 per meeting attended.  Our other non-executive directors did not receive any cash compensation during 2013, except for Mr. Benny Hanigal.  We pay Mr. Hanigal a $3,000 monthly fee for his service as Chairman of our Board of Directors.

During 2013, we paid our executive director, Mr. Eli Fruchter, who also serves as the President and Chief Executive Officer of the company and EZchip Technologies, a monthly gross salary of NIS 74,880 (approximately $21,500). We also granted Mr. Fruchter during 2013 an aggregate of 45,900 restricted share units.

During 2013, we granted our directors and executive officers as a group an aggregate of 129,150 restricted share units (including the 45,900 restricted share units granted to Mr. Fruchter as described above), all of which were granted under our 2003 Amended and Restated Equity Incentive Plan.  See Item 6E. “Directors, Senior Management and Employees - Share Ownership - Equity Incentive Plans.”

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

The compensation committee’s duties include recommending to the board of directors a compensation policy for executives and monitoring its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Israeli Companies Law.  The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson.

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

Fiduciary Duties; Approval of Certain Transactions; Compensation of Executive Officers and Directors

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

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors or board committee that discusses the particular transaction.  This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.”  An “extraordinary transaction” is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” is defined as a spouse, sibling, parent, grandparent, descendant, and includes the descendant, sibling or parent of a spouse, as well as the spouse of any of the foregoing.

Approval of Certain Transactions.  The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise which ours do not. Such approval must determine that the transaction is the company’s best interest.  If the transaction is an extraordinary transaction, then the approvals of the company’s audit committee and the board of directors are required.  If the transaction relates to compensation, then the transaction shall be subject to the approvals set forth below.

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

Compensation of Executive Officers and Directors; Executive Compensation Policy.  In accordance with the Israeli Companies Law, we have adopted a compensation policy for our executive officers and directors.  The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law.  In accordance with the Israeli Companies Law, the policy must be reviewed and readopted at least once every three years.

Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the adoption of the compensation policy.  The shareholders’ approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•
the majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the adoption of the compensation policy; or

•
the total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the adoption of the compensation policy does not exceed 2% of the aggregate voting rights of our company.

Under the Israeli Companies Law, the compensation arrangements for officers (other than the Chief Executive Officer) who are not directors require the approval of the compensation committee and the board of directors; provided, however, that if the compensation arrangement is not in compliance with our executive compensation policy, the arrangement may only be approved by the compensation committee and the board of directors for special reasons to be noted, and the compensation arrangement shall also require a special shareholder approval.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director and is in compliance with our executive compensation policy, the approval of the compensation committee is sufficient.

Arrangements regarding the compensation of the Chief Executive Officer and directors require the approval of the compensation committee, the board and the shareholders, in that order. In certain limited cases, the compensation of a new Chief Executive Officer who is not a director may be approved without approval of the shareholders.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders.  Under the Israeli Companies Law, the disclosure requirements that apply to an officer holder also apply to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.  Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for this purpose.

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

D.	EMPLOYEES

As of March 10, 2014, we had 202 employees. The following table presents the number of our employees categorized by activity as of December 31:

	As of December 31,
	2011	2012	2013
Operations	9	9	9
Research and development	126	150	162
Sales and marketing	20	21	20
General and administrative	9	9	8
Total	164	189	199

The following table presents the number of our employees categorized by geographic location as of December 31:

	As of December 31,
	2011	2012	2013
Israel	155	178	188
United States	7	8	9
China	2	3	2
Total	164	189	199

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

Beneficial Ownership of Executive Officers and Directors

None of our directors and executive officers beneficially owns more than 1% of our outstanding shares, other than Eli Fruchter, a member of our Board of Directors and President and Chief Executive Officer.

The following table sets forth certain information regarding the ownership of our ordinary shares by Mr. Fruchter and all of our directors and executive officers as a group as of March 14, 2014.  The information in the table below is based on 29,091,852 ordinary shares outstanding as of March 14, 2014.

Name	Number of Shares(1)	Percent
Eli Fruchter (2)	629,330	2.16%
All directors and executive officers as a group (8 persons)(3)	958,339	3.27%
__________________________
(1)
The number of ordinary shares beneficially owned includes restricted share units that vest within 60 days of the date of this table.  Shares issuable pursuant to such restricted share units are deemed outstanding for computing the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.

(2)
Based on information available to the company.  Includes 7,070 restricted share units that vest within 60 days of the date of this table. The address for Mr. Fruchter is c/o EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 2069206, Israel.

(3)	As of March 14, 2014 all directors and executive officers as a group (8 persons) held 20,175 restricted share units that vest within 60 days of the date of this table.

As of December 31, 2013, our executive officers and directors as a group held options to purchase an aggregate of 171,881 of our ordinary shares.  The weighted average exercise price of these options was $13.93 and their expiration dates ranged from February 2015 to September 2016.  As of December 31, 2013, our executive officers and directors as a group held an aggregate of 263,859 restricted share units.

 Equity Incentive Plans

2003 Amended and Restated Equity Incentive Plan

In October 2003, we adopted the 2003 Israeli Share Option Plan.  The plan was amended in December 2006 and further amended in December 2007, October 2010, February 2012 and January 2014.  In 2007, the plan was renamed the 2003 Amended and Restated Equity Incentive Plan, or the 2003 Israel Plan.  The 2003 Israel Plan is administered by our Board of Directors, or a committee of the Board that is delegated authority to act as the administrator.  The administrator has broad discretion, subject to certain limitations, to determine the persons entitled to receive awards, the terms and conditions on which awards are granted and the number of shares subject to each award granted.  Under the 2003 Israel Plan, we may grant restricted share units, or RSUs, and options to purchase our ordinary shares to Israeli employees, directors, consultants, advisers and service providers of our company and its subsidiaries.  In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive awards under the 2003 Israel Plan are afforded certain tax benefits (excluding our controlling shareholders or those who are not our employees or directors).  We have elected the benefits available under the “capital gains” alternative.  There are various conditions that must be met in order to qualify for these benefits, including registration of the awards in the name of a trustee for each of the employees who is granted awards.  Each award, and any ordinary shares acquired upon the exercise of the award, must be held by the trustee for a period of 24 months.  The 2003 Israel Plan provides for the awards granted to have a maximum exercise period of ten years from the date of grant.  Awards granted under the 2003 Israel Plan are generally exercisable over four years.  Awards that are not exercised will become available for further grant by the Board under the 2003 Israel Plan.  In addition, on January 1st of each year, to the extent the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan on such date is less than 4% of the number of ordinary shares issued and outstanding on such date, the number of ordinary shares reserved, authorized and available for issuance under the 2003 Israel Plan will automatically increase on such date to equal 4% of the number of ordinary shares issued and outstanding on such date.  In October 2010 and in February 2012, our Board of Directors approved amendments to the 2003 Israel Plan increasing the number of ordinary shares that may be granted under such plan by 2,100,000 shares and by 2,500,000 shares, respectively.

As of December 31, 2013, 291,627  ordinary shares were available for future issuances under the 2003 Israel Plan, which amount is reduced by one share for each award that we grant under the plan.

As of December 31, 2013, options to purchase an aggregate of 402,590 ordinary shares were outstanding under the 2003 Israel Plan, with a weighted average exercise price of $14.70 per share and expiration dates ranged from February 2015 to October 2016  In addition, as of December 31, 2013, 1,048,212  RSUs were outstanding under the 2003 Israel Plan.

EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan

In December 2007, we adopted the 2007 U.S. Equity Incentive Plan, or the 2007 U.S. Plan.  Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan.  In general, the exercise price of incentive stock options granted under the 2007 U.S. Plan must be at least equal to 100% of the fair market value of the ordinary shares on the date of grant.  If, however, incentive stock options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our share capital or the share capital of any parent or subsidiary of our company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of such incentive stock options must not exceed five years.  In July 2010 and September 2013, our shareholders approved amendments to the 2007 U.S. Plan increasing the number of ordinary shares that may be granted under such plan by 500,000 shares and by 200,000 shares, respectively.

As of December 31, 2013, 240,650 ordinary shares were available for future issuance under the 2007 U.S. Plan, which amount is reduced by one share for each award that we grant under the plan.

As of December 31, 2013, options to purchase an aggregate of 55,788 ordinary shares were outstanding under the 2007 U.S. Plan, with a weighted average exercise price of $14.19 per share and expiration dates ranging from February 2015 to October 2016.  In addition, as of December 31, 2013, 105,924 RSUs were outstanding under the 2007 U.S. Plan.

2009 Israel Equity Plan

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

As of December 31, 2013, options to purchase an aggregate of 9,106 ordinary shares were outstanding under the 2009 Israel Equity Plan, with a weighted average exercise price of $3.04 per share and an expiration date of July 2014, all of which were granted in December 2009 as part of the Employee Exchange Offer.

As of December 31, 2013, 952,940 ordinary shares were available for future issuance under the 2009 Israel Equity Plan, which amount is reduced by one share for each option that we grant under the plan.  However, we do not intend to grant any additional options pursuant to the 2009 Israel Equity Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information as of March 14, 2014 (unless otherwise indicated below) for each shareholder known to us to beneficially own more than 5% of our outstanding ordinary shares.  The information in the table below is based on 29,091,852 ordinary shares outstanding as of March 14, 2014.  Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Shares(1)	Percent
Parnassus Investments (1)	1,688,361	5.80%
Psagot Investment House Ltd. (2)	1,615,914	5.55%
FMR LLC (3)	1,469,451	5.05%

__________________________

(1)	Based on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014. The address of Parnassus Investments is 1 Market Street, Suite 1600, San Francisco, California 94105.

(2)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 19, 2014. The address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(3)	Based on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

Significant Changes in the Ownership of Major Shareholders

Parnassus Investments. On February 14, 2014, Parnassus Investments filed a Schedule 13G with the Securities and Exchange Commission reporting that as of December 31, 2013 Parnassus Investments had beneficial ownership of 5.85% of our ordinary shares.

Psagot Investment House Ltd. On September 11, 2013, Psagot Investment House Ltd. filed a Schedule 13G with the Securities and Exchange Commission reporting that as of September 3, 2013 Psagot Investment House Ltd. had beneficial ownership of 5.01% of our ordinary shares.  On February 19, 2014, Psagot Investment House Ltd. filed a Schedule 13G/A with the Securities and Exchange Commission reporting that as of December 31, 2013 Psagot Investment House Ltd. had beneficial ownership of 5.61% of our ordinary shares.

FMR LLC. On February 14, 2014, FMR LLC filed a Schedule 13G with the Securities and Exchange Commission reporting that as of December 31, 2013 FMR LLC had beneficial ownership of 5.10% of our ordinary shares.

Eagle Asset Management, Inc. On January 23, 2013, Eagle Asset Management, Inc. filed a Schedule 13G with the Securities and Exchange Commission reporting that as of December 31, 2012 Eagle Asset Management, Inc. had beneficial ownership of 6.87% of our ordinary shares. On January 29, 2014, such reporting persons filed Amendment No. 1 to Schedule 13G with the Securities and Exchange Commission reporting that as of December 31, 2013, such reporting persons beneficially owned 495,063 of our ordinary shares, representing less than 5% of our outstanding ordinary shares.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 17, 2014, there were 34 holders of record of our ordinary shares, including 28  holders of record residing in the United States holding approximately 97.6% of the aggregate 29,560,707 ordinary shares outstanding as of such date.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 97.5% of our outstanding ordinary shares as of such date).

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

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2013.

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

Annual Share Price Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 1, 2011) and the NASDAQ Global Market (for periods from January 2009 through December 31, 2010) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2009	$18.12	$9.95	$17.66	$10.51
2010	$29.73	$11.62	$29.49	$11.78
2011	$37.85	$26.55	$37.38	$25.17
2012	$46.79	$27.02	$45.85	$27.76
2013	$35.65	$21.25	$35.25	$21.29

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
2011
First quarter	$33.48	$26.55	$33.91	$25.17
Second quarter	$37.00	$27.51	$36.78	$27.40
Third quarter	$37.85	$27.70	$37.38	$28.27
Fourth quarter	$37.62	$28.28	$36.37	$28.06

2012
First quarter	$45.75	$28.41	$45.85	$28.42
Second quarter	$46.79	$34.23	$45.20	$35.10
Third quarter	$40.34	$27.02	$40.51	$27.76
Fourth quarter	$38.91	$30.07	$39.84	$30.21

2013
First quarter	$35.65	$21.80	$35.25	$22.53
Second quarter	$29.53	$21.25	$29.24	$21.29
Third quarter	$32.79	$21.30	$32.85	$22.05
Fourth quarter	$28.75	$22.09	$28.75	$22.12

2014
First quarter (through March 14, 2014)	$29.12	$23.54	$29.00	$23.70

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2013	$27.53	$23.80	$27.34	$24.69
November 2013	$28.75	$23.31	$28.75	$23.57
December 2013	$24.99	$22.09	$25.21	$22.12
January 2014	$27.21	$23.69	$27.20	$23.70
February 2014	$29.12	$23.54	$29.00	$23.79
March 2014 (through March 14, 2014)	$27.29	$25.21	$27.47	$25.41

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

See Item 9A. “The Offer and Listing - Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSE OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

We are a public company registered under the Israel Companies Law as EZchip Semiconductor Ltd., registration number 52-003806-8.  The objective stated in our memorandum of association is to engage in any lawful activity.

Powers of the Directors

Pursuant to the Israeli Companies Law and our articles of association, a director is generally not permitted to participate in the discussion of, or to vote on, a proposal, arrangement or contract in which he has a personal interest.  Also, the directors may not vote compensation to themselves or any members of their body without the approval of our compensation committee and our shareholders at a general meeting.  The requirements for approval of certain transactions are set forth above in “Item 6B. Directors, Senior Management and Employees – Board Practices.”  The power of our directors to enter into borrowing arrangements on our behalf is limited to the same extent as any other transaction by us.

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

On April 12, 2006, EZchip Technologies and Marvell entered into a Technology Development, License and Manufacturing Agreement, which was amended in September 2006, September 2009 and in August 2012 (twice).  In addition, EZchip Technologies, Marvell and Cisco entered into Business Term Agreements in 2006, in 2010 and in September 2012.  Pursuant to the agreements with Marvell and Cisco, Marvell is responsible for the manufacture and sale of the customized version of our NP-3, NP-4 and NP-5 processors to Cisco, utilizing our intellectual property rights, and pays us a fixed royalty fee for each chip sold to Cisco.  Under the agreements, Marvell also acts as the ASIC vendor of the general version of the NP-4 and NP-5 processors that will be sold by us directly to all our customers, excluding Cisco who buys the special version of our processor directly from Marvell.  Currently, Cisco through Marvell is our largest customer and we expect Cisco to remain our largest customer and the main driver of our revenue growth in the coming years.  The agreements do not provide for any minimum purchase requirements by the parties or for a specific termination date. For the years ended December 31, 2011, 2012 and 2013, Marvell paid us $16.8 million, $23.3 million and $27.5 million, respectively, under the agreements.  This summary is qualified in its entirety by the text of the agreements, which are exhibits to this Annual Report.

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

Israeli Tax Considerations,Foreign Exchange Regulations and Investment Programs

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

General Corporate Tax Structure in Israel

Israeli corporate tax for 2014 is 26.5%. In 2012-2013 companies were generally subject to corporate tax at the rate of 25% of their taxable income.  Corporate tax rates applicable for 2009, 2010 and 2011 were 26%, 25% and 24%, respectively.

On July 30, 2013, the Israeli Parliament passed a law, which, among other things, was designated to increase the tax levy for years 2013 and 2014 (the "New Law"). The New Law increases the Israeli corporate tax rate from 25% to 26.5%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

From 2011, we elected to file consolidated tax returns with our subsidiary EZchip Technologies, in accordance with the Law for the Encouragement of Industry (Taxes), 1969.

Since 2012, we and our subsidiary have elected to file tax returns in Israel in U.S. dollars in accordance with Income Tax Regulations (Rules for bookkeeping of foreign investment companies and certain partnerships and determination of taxable income) – 1986.

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

On April 1, 2005, an amendment to the Investment Law came into effect – Amendment No. 60.  The amendment revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise).  Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process (following the 2005 amendment, the Investment Law allows a company to claim a “Privileged Enterprise” status without the need to obtain approval from the Investment Center).  The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.”  This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law, referred to as the Year of Election.  The amendment does not apply to investment programs approved prior to December 31, 2004, and applies to new investment programs only.  Therefore, our subsidiary’s Approved Enterprise program is not subject to the provisions of the amendment, but its three Privileged Enterprise programs and our Privileged Enterprise program are.

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

Currently we have one program pursuant to the Investment Law as in effect after the amendment (Privileged Enterprise) and our subsidiary has four programs under the Investment Law, which entitle us to tax benefits.  The first program pursuant to the Investment Law as in effect prior to the amendment (Approved Enterprise), and the second, third and the fourth programs pursuant to the Investment Law as in effect after the amendment (Privileged Enterprise).  All the programs are subject to the alternative track provisions pursuant to which undistributed income derived from the programs is exempt from tax for a ten year period.  The exemption period for our programs starts in the first year in which we generate taxable income from the enterprises, provided that no more than twelve years have elapsed from the year of election for the beginning of operations of each enterprise, as defined in the Investment Law, subject to certain conditions.

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

Amendment to the Law for the Encouragement of Capital Investments, 1959

The Investment Law was significantly amended effective January 1, 2011 (the "2011 Amendment"). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and have the benefits of the 2011 Amendment apply.

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a "Preferred Company" through its "Preferred Enterprise" (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6%, respectively, in 2015 and thereafter. Income derived by a Preferred Company from a "Special Preferred Enterprise" (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

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

On July 30, 2013, the Knesset passed the Economic Program for 2013-2014 (the “Budget Law”). The aforementioned changes include, among others, cancelation of the scheduled progressive reduction in the corporate tax rate for approved/privileged enterprises (9% in Zone A and 16% elsewhere), and increase, in certain cases, the tax rates on dividends in respect of the Investment Law to 20% as of January 1, 2014, subject to reduced tax rates under the provisions of applicable double tax treaties regarding non-Israeli residents. Dividends from a Preferred Enterprise to Israeli resident corporations will be tax exempt.

In addition, a dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% in 2013 and 20% as of 2014 (iii) non-Israeli resident – 15% in 2013 and 20% as of 2014 subject to a reduced tax rate under the provisions of an applicable double tax treaty.

Under the transition provisions of the new legislation, we may elect to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time. We do not expect the new law to have a material effect on the tax payable on our Israeli operations in the foreseeable future.

Law for Encouragement of Research and Development in the Industry, 1984

Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or the OCS, under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law.  Through December 31, 2013, we had applied and received approval for grants totaling $28 million from the OCS.  Under Israeli law and the approved plans, royalties on the revenues derived from sales of any of our products incorporating OCS funded know-how (including ancillary services) are payable to the Israeli government, generally at the rate of 4.0% during the first three years and 4.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/NIS exchange rate.  Royalties are paid on our consolidated revenues for products for which we received OCS participation.  With respect to royalties for revenues derived from the partnership with Marvell, royalties to the OCS will be calculated based on Marvell’s sale price to Cisco.  The grants also bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

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

During December 2011 we made a one-time early repayment of $9.9 million to the OCS, representing the full balance of the contingent liability related to the NP-4 and NPA grants received. Upon making this payment, we eliminated all future royalty obligations related to future revenues anticipated from the NP-4 and the NPA and avoided the associated future interest payments related to such obligations. As of December 31, 2013, we had an outstanding contingent obligation to pay royalties in the amount of approximately $16.1 million.

Law for the Encouragement of Industry (Taxes), 1969

We believe that EZchip Technologies and EZchip Semiconductor currently qualify as Industrial Companies within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the Industrial Encouragement Law).  The Industrial Encouragement Law defines an Industrial Company as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, from an industrial enterprise owned by that company whose major activity in a given tax year is industrial production.

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

Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a United States resident is 25% (as of January 1, 2012, following the Law for Tax Burden Reform (Legislative Amendments), 2011) or 15% in connection with an Approved Enterprise/Privileged Enterprise (20% in certain cases as of January 1, 2014).

A U.S. corporation would have a reduced withholding tax rate on dividends if it were to own 10% or more of our voting rights under specified conditions.  The reduced withholding tax rate on the dividend would be 12.5%.  The U.S. corporation must own at least 10% of the voting shares during the portion of the company’s tax year before the payment of the dividend and during the entire prior tax year.  The reduced rate is also subject to two other conditions.  First, not more than 25% of the company’s gross income for the prior tax year could consist of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries.  Second, the dividend cannot be derived from income during any period for which the company is entitled to the reduced tax rate applicable to an Approved Enterprise/Privileged Enterprise.  In this case the withholding tax rate would be 15% (20% in certain cases as of January 1, 2014).

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

Dividends paid from income derived from attributable to an Approved/Privileged Enterprise are subject to tax, which is withheld at the source, at the rate of 15% (20% in certain cases as of January 1, 2014).  This limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law.  We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to this tax rate.

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

Individual and corporate shareholder trading in securities as their business in Israel are taxed at the tax rates applicable to business income 25% in 2012 and 2013, and 26.5% for corporations and a marginal tax rate of up to 48% in 2012 and 50% (including 2% of excess tax added on income exceeds NIS 800,000 per year) in 2013 and thereafter for individuals.

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

United States Federal Income Taxation

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

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

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation.  In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Taxation of Distributions

Subject to the discussion, below, under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars.  A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss.  U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below).  A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates. Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from a passive foreign investment company (see discussion below) or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to foreign currency gain or loss realized on a sale or disposition of our ordinary shares, that are traded on an established securities market, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the IRS.  In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date.  Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Any foreign currency gain or loss a U.S. Holder realizes will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Companies

If we were to be classified as a ‘‘passive foreign investment company’’, or a PFIC, in any taxable year, a U.S. Holder would be subject to special rules intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.  We will be considered a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to you as a U.S. holder of ordinary shares, whether you own your ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC, nor do we expect to become a PFIC in the foreseeable future.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

To calculate the average quarterly value of our gross assets, we have assumed that our total asset value is equal our market capitalization (the aggregate value of our outstanding shares) plus our liabilities.  Because we are engaged in an active business, we believe that the goodwill or going concern value that is represented by the difference between our market capitalization and the net book value of our assets should generally be treated as an active asset. In determining that we are not a PFIC under the asset test, we have relied upon this assumption. Even if we are not now a PFIC, we could become a PFIC if our market capitalization were to decrease significantly while we still hold substantial cash.

If we are treated as a PFIC for any taxable year, dividends on our ordinary shares would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" by making a “QEF election” or to "mark-to-market" your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•
the amount allocated to the current taxable year, and to any taxable years in your holding period prior to the first day in which we were treated as a PFIC will be treated as ordinary income in the current year, and

•
the amount allocated to each prior taxable year during which we are considered a PFIC would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year.

If we are a PFIC and any of our non-U.S. subsidiaries is also a PFIC, you will generally be treated as owning a proportionate amount (by value) of the underlying shares of each such subsidiary PFIC.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you will not be subject to the rules described above. If you make a timely QEF election, you will be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you.  You will not be eligible to make a QEF election unless we comply with certain information reporting requirements. We do not intend to provide the information necessary for U.S. Holders to make QEF elections.

A U.S. Holder you may make a mark-to-market election only if our ordinary shares are “regularly traded” on a “qualified exchange”.  In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the Tel Aviv Stock Exchange and the NASDAQ.  However, no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for a subsidiary PFIC, if you make a mark-to-market election you may continue to be subject to the PFIC rules with respect to your indirect interest in any PFICs we own.

If you elect to mark to market your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of your ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Your adjusted tax basis in your ordinary shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election has been made, in a year in which we are classified as a PFIC, would be treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer classified as a PFIC, would be capital gain or loss.

If you own our ordinary shares during any year in which we are a PFIC, you generally must file an IRS Form 8621 with respect to the company, typically with your federal income tax return for that year.  U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%.  Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against your U.S. tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return Form 8938, on which information about the assets including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through a financial institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ordinary shares.

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

The documents concerning our company referred to in this annual report may also be inspected at our offices located at 1 Hatamar Street, PO Box 527, Yokneam 2069206, Israel.

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

As of December 31, 2013, we had a notional amount of $5.2 million of outstanding forward contracts.  These contracts are for a period of up to 6 months.  Our accumulated other comprehensive income as of such date included $0.3 million unrealized gain on the forward contracts.

The net effect of the above-described risks stemming from currency exchange rate fluctuations on our net income can be further quantified in a hypothetical manner as follows:  An increase or decrease of 10% in the value of the NIS relative to the U.S. dollar in the year ended December 31, 2013 would have resulted in a $1.6 million decrease or increase, respectively, to our net income for the year ended December 31, 2013.

In 2013, the net effect of the change in value of the U.S. dollar against the NIS resulting from balance sheet exposure was immaterial.

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

As of December 31, 2013, we had $50.1 million in cash and cash equivalents, $98.0 million in short term deposits and $49.8 million in marketable securities.  As of such date our marketable securities portfolio was composed of investment grade government and corporate bonds bearing average annual interest rates of approximately 1.1% with average maturities of 35 months (maximum maturities of 5 years).

The performance of the capital markets affects the values of the funds we hold in marketable securities.  These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009.  In such case, the fair value of our investments may decline.  As of December 31, 2013, net unrealized gain in our marketable securities portfolio totaled $0.1 million.  We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and bank deposits. Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk.  The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall.  Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate.  An increase or decrease of 1% to interest rates over the course of the entirety of the year ended December 31, 2013 would have increased or decreased, respectively, our financial income by approximately $1.3 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

      PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2013, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2013.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2013, our internal control over financial reporting is effective.

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

ITEM 16B.     CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controllers, or persons performing similar functions.  We undertake to provide without charge, upon request, written copies of the code of ethics.  Requests should be addressed to EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 2069206, Israel, Attention: Investor Relations.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.  The code of ethics has been posted on our website at. http://www.ezchip.com/Images/pdf/EZchip_Code_of_Business_Conduct_and_Ethics.pdf.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accountant Firm Fees

The following table sets forth the fees billed by our independent registered public accountant firm for professional services rendered during each of the years indicated.  All of such fees were pre-approved by our Audit Committee.

	Year ended December 31,
Services Rendered	2012	2013
Audit fees (1)	$220,000	$220,000
Audit-related fees	--	--
Tax fees (2)	6,000	26,000
Total	$226,000	$246,000
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

There were no ordinary shares of EZchip Semiconductor purchased by us or on our behalf or by any affiliated purchaser during 2013.

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

We have notified NASDAQ that we do not comply with the following NASDAQ requirements, and instead follow Israeli law and practice in respect of such requirements:

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

      PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-43 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum of Association of the Registrant (1)
1.2	Amended and Restated Articles of Association of the Registrant (2)
1.3	Certificate of Name Change of the Registrant (translated from Hebrew)(3)
4.1	EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan (4)
4.2	Amendment to EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan, dated January 7, 2014
4.3	EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan (5)
4.4	Amendment to EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan, dated September 10, 2013
4.5	EZchip Semiconductor Ltd. 2009 Israel Equity Plan (6)
4.6	EZchip Semiconductor Ltd. Executive Compensation Policy (7)
4.7	Technology, Development, License and Manufacturing Agreement dated April 12, 2006 among Marvell International Ltd., Marvell Semiconductor Israel Ltd., and EZchip Technologies Ltd.(8)*
4.8
Amendment No. 1 to Technology Development, License and Manufacturing Agreement, dated September, 2006 by and between Marvell International Ltd. Marvell Semiconductor Israel Ltd., and EZchip Technologies Ltd.(9)*

4.9
Amendment No. 2 to Technology Development, License and Manufacturing Agreement, dated September 24, 2009 by and between Marvell International Ltd., Marvell Israel (M.I.S.L.) Ltd., and EZchip Technologies Ltd.(10)*

4.10	Business Term Agreement dated November 15, 2006 among Cisco Systems, Inc, Marvell International Ltd., Marvell Semiconductor Israel Ltd., EZchip Technologies Ltd.(11)*
4.11	Business Term Agreement dated December 7, 2010 among Cisco Systems, Inc, Marvell International Ltd., Marvell Israel Ltd., EZchip Technologies Ltd., and EZchip Inc.(12)*
4.12
Amendment No. 3 to Technology Development, License and Manufacturing Agreement, dated September 2006 by and between Marvell International Ltd., Marvell Israel (M.I.S.L.) Ltd., and EZchip Technologies Ltd.(13)*

4.13
Amendment No. 4 to Technology Development, License and Manufacturing Agreement, dated September 2006 by and between Marvell International Ltd., Marvell Israel (M.I.S.L.) Ltd., and EZchip Technologies Ltd. (14)*

4.14	Business Term Agreement, dated September 2012, between Cisco Systems, Inc., Marvell International Ltd., Marvell Israel Ltd., EZchip Technologies Ltd. and EZchip Inc.(15)*
4.15	Addendum to the Business Term Agreement, dated September 2012, between Cisco Systems, Inc., EZchip Technologies Ltd. and EZchip Inc.(16)*
8.1	List of Significant Subsidiaries

Exhibit No.	Description of Exhibit
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101.INS	XBRL Instance Document.**
101.SCH	XBRL Taxonomy Extension Schema Document.**
101.CAL	XBRL Taxonomy Calculation Linkbase Document.**
101.LAB	XBRL Taxonomy Label Linkbase Document.**
101.PRE	XBRL Taxonomy Presentation Linkbase Document.**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.**
_________________
*	Confidential treatment has been requested for certain deleted portions.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.
(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.
(3)	Filed as Exhibit 1.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(4)	Filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.
(5)	Filed as Exhibit to the Registrant’s Form 6-K, dated December 3, 2007, and incorporated herein by reference.
(6)	Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, filed January 14, 2010, and incorporated herein by reference.
(7)	Filed as Exhibit to the Registrant’s Form 6-K, dated August 5, 2013, and incorporated herein by reference.
(8)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(9)	Filed as Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(10)	Filed as Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(11)	Filed as Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.
(12)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.
(13)	Filed as Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.
(14)	Filed as Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.
(15)	Filed as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.
(16)	Filed as Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

EZCHIP SEMICONDUCTOR LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of EZchip Semiconductor Ltd. (the "Company") and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2014 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2014	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD.

We have audited EZchip Semiconductor Ltd (the "Company") and its subsidiaries internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated March 27, 2014 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2014	A Member of Ernst & Young Global

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$50,051	$44,863
Short-term deposits		98,000	85,000
Available-for-sale marketable securities	3	49,814	33,105
Trade receivables (net of allowance for doubtful accounts of $40 as of December 31, 2013 and 2012)		7,416	4,813
Other accounts receivable and prepaid expenses	6	3,153	4,305
Inventories	7	5,969	4,523

Total current assets		214,403	176,609

NON-CURRENT ASSETS:
Long-term deposits		5,000	5,000
Severance pay fund		7,416	6,066
Long term investment and others		364	358

Total non-current assets		12,780	11,424

PROPERTY AND EQUIPMENT, NET	8	2,114	1,285

INTANGIBLE ASSETS, NET	9	4,127	1,000

GOODWILL		96,276	96,276

Total assets		$329,700	$286,594

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2013	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$3,951	$571
Other accounts payable and accrued expenses	10	7,309	5,401

Total current liabilities		11,260	5,972

ACCRUED SEVERANCE PAY		8,164	6,977

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of NIS 0.02 par value
Authorized: 50,000,000 shares at December 31, 2013 and December 31, 2012, respectively; Issued and outstanding: 28,868,495 and 28,304,392 shares at December 31, 2013 and December 31, 2012, respectively.		164	161
Additional paid-in capital		328,003	312,723
Accumulated other comprehensive income		437	787
Accumulated deficit		(18,328)	(40,026)

Total shareholders' equity		310,276	273,645

Total liabilities and shareholders' equity		$329,700	$286,594

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2013	2012	2011

Revenues	$70,850	$54,707	$63,457
Costs of revenues	12,022	9,118	14,409
Amortization of existing technology	--	--	597
Repayment of OCS grants (see Note 11b)	--	--	9,938

Gross profit	58,828	45,589	38,513

Operating expenses:
Research and development (net of grants in the amount of $5,080, $5,863 and $5,050 for the years ended December 31, 2013, 2012 and 2011, respectively)	25,815	19,736	16,695
Selling and marketing	8,108	7,714	7,743
General and administrative	5,255	4,920	4,316

Total operating expenses	39,178	32,370	28,754

Operating income	19,650	13,219	9,759
Financial income, net (see Note 16)	2,048	2,432	1,713

Income before taxes on income	21,698	15,651	11,472

Taxes on income (see Note 13)	--	--	(3,530)

Net income	$21,698	$15,651	$7,942

Basic net income per share	$0.76	$0.56	$0.30

Diluted net income per share	$0.74	$0.54	$0.28

Weighted average number of Ordinary Shares used in computing basic net income per share	28,628,798	27,981,243	26,681,749

Weighted average number of Ordinary Shares used in computing diluted net income per share	29,188,736	28,842,408	28,001,428

Unrealized gain (loss) on available-for-sale marketable securities	(163)	571	(618)

Unrealized gain (loss) on foreign currency cash flow hedges transactions	(187)	1,176	(882)

Total comprehensive income	$21,348	$17,398	$6,442

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of		Additional	Accumulated other		Total
	ordinary	Share	paid-in	comprehensive	Accumulated	shareholders'
	shares	capital	capital	income (loss)	deficit	equity

Balance as of January 1, 2011	26,033,876	$149	$271,959	$540	$(63,619)	$209,029

Exercise of stock options	814,525	6	8,076	--	--	8,082
Vesting of restricted share units	206,262	*) --	--	--	--	*) --
Stock-based compensation	--	--	8,606	--	--	8,606
Other comprehensive loss, net of tax	--	--	--	(1,500)	--	(1,500)
Net income	--	--	--	--	7,942	7,942

Balance as of December 31, 2011	27,054,663	155	288,641	(960)	(55,677)	232,159

Exercise of stock options	964,258	6	12,884	--	--	12,890
Vesting of restricted share units	285,471	*) --	--	--	--	*) --
Stock-based compensation	--	--	11,198	--	--	11,198
Other comprehensive income	--	--	--	1,747	--	1,747
Net income	--	--	--	--	15,651	15,651

Balance as of December 31, 2012	28,304,392	$161	$312,723	$787	$(40,026)	$273,645

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of		Additional	Accumulated other		Total
	ordinary	Share	paid-in	comprehensive	Accumulated	shareholders'
	shares	capital	capital	income (loss)	deficit	equity

Balance as of December 31, 2012	28,304,392	$161	$312,723	$787	$(40,026)	$273,645

Exercise of stock options	121,266	3	1,360	--	--	1,363
Vesting of restricted share units	442,837	*) --	--	--	--	*) --
Stock-based compensation	--	--	13,920	--	--	13,920
Other comprehensive loss	--	--	--	(350)	--	(350)
Net income	--	--	--	--	21,698	21,698

Balance as of December 31, 2013	28,868,495	$164	$328,003	$437	$(18,328)	$310,276

*)  Represents an amount lower than $1.

Accumulated other comprehensive income	December 31,
	2013	2012

Accumulated unrealized gain on available-for-sale marketable securities	$107	$270
Accumulated unrealized gain on foreign currency cash flows hedges, net	330	517

Accumulated other comprehensive income	$437	$787

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities:

Net income (*)	$21,698	$15,651	$7,942
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	603	661	1,227
Accumulated interest accretion and amortization of discount and premium on available-for-sale marketable securities	459	496	545
Realized gain related to sale of available-for-sale marketable securities	(13)	(35)	(73)
Increase (decrease) in accrued severance pay, net	(163)	45	101
Stock-based compensation related to options and RSUs granted to employees of the Company	13,920	11,198	8,606
Decrease (increase) in trade receivables, net	(2,603)	3,842	333
Decrease (increase) in other accounts receivable and prepaid expenses	965	(1,951)	(952)
Decrease (increase) in inventories	(1,446)	1,265	(1,266)
Increase in other long-term receivable	(6)	(21)	(2)
Decrease in deferred tax asset	--	--	3,513
Increase (decrease) in trade payables	2,245	(1,653)	781
Increase (decrease) in other accounts payable and accrued expenses	1,908	208	(1,376)

Net cash provided by operating activities	37,567	29,706	19,379

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(31,938)	(9,000)	(20,702)
Investment in short-term deposits	(98,000)	(92,000)	(67,000)
Proceeds from redemption of short-term deposits	85,000	74,000	33,000
Investment in long-term deposits	--	(5,000)	--
Proceeds from maturity of available-for-sale marketable securities	13,372	13,646	9,053
Proceeds from sale and redemption of available-for-sale marketable securities	1,248	3,073	6,170
Purchase of property and equipment	(1,597)	(1,008)	(411)
Purchase of technology	(1,827)	(500)	(500)

Net cash used in investing activities	$(33,742)	$(16,789)	$(40,390)

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from financing activities:

Proceeds from exercise of options in the Company	$1,363	$12,890	$8,082

Net cash provided by financing activities	1,363	12,890	8,082

Increase (decrease) in cash and cash equivalents	5,188	25,807	(12,929)
Cash and cash equivalents at the beginning of the year	44,863	19,056	31,985

Cash and cash equivalents at the end of the year	$50,051	$44,863	$19,056

(*)	Including one time repayment of OCS grants (see Note 11b)	$--	$--	$9,938

Significant non-cash activities:

	Purchase of property, equipment and technology in credit	$1,337	$202	$797

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

EZchip Technologies Ltd. ("EZchip Technologies") was established in December 1999 as a wholly-owned subsidiary of the Company. During 2001, EZchip Technologies established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip Technologies' products. In its early years of operations, EZchip Technologies raised funds from third party investors and the Company, thereby diluting the Company's ownership of EZchip Technologies. However, following a series of share acquisition transactions since December 22, 2009 the Company holds 100% of EZchip Technologies' outstanding shares and voting rights.

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

e.	Short-term deposits

The Company considers all highly liquid investments that are readily convertible to cash with original maturities of more than three months and less than one year as short-term deposits. As of December 31, 2013 and 2012, the Company held short-term deposits in the amount of $98,000 and $85,000, respectively, with a weighted average interest of 0.85% and 1.55%, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities:

The Company accounts for its investments in marketable securities in accordance with FASB ASC 320 "Investments - Debt and Equity Securities". The Company determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. The Company classifies all of its marketable securities as available-for-sale. Available-for-sale marketable securities are carried at fair value, with the unrealized gain and loss reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss). Realized gain and loss on sales of available-for-sale marketable securities are included in the Company's statements of operations and are derived using the specific identification basis for determining the cost of the available-for-sale marketable securities. The amortized cost of the available-for-sale marketable securities is adjusted for amortization of premiums and accretion of discount to maturity. Such amortization and accretion, together with interest on available-for-sale marketable securities, are included in financial income, net.

The Company recognizes an impairment charge when a decline in the fair value of its available-for-sale marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time the investment has been in a loss position, the extent to which the fair value has been less than the Company's cost basis, the investment's financial condition and the near-term prospects of the issuer. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income (operations) is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2011, 2012 and 2013, the Company did not record any other-than-temporary impairment loss with respect to its marketable securities.

g.	Inventories:

Inventories are stated at the lower of cost or market value. The Company writes down the carrying value of its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demands and market conditions. During the years ended December 31, 2013, 2012 and 2011, the Company's write downs were immaterial.

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

The annual depreciation rates are as follows:

Percentage (%)
Office furniture and equipment	6
Computers, software and electronic equipment	17-33
Leasehold improvements	Shorter of the term of the lease or useful life

i.	Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with FASB ASC 360-10-35 "Property, Plant and Equipment - Subsequent Measurement," whenever events or changes in circumstances indicate that the carrying amount of an asset (or an asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the years 2013, 2012 and 2011, no impairment losses were identified.

j.	Investment in affiliated company:

On July 4, 2010, the Company entered into a purchase agreement with a private company and invested approximately $200, in consideration for approximately 4% of the private company's share capital. The investment is stated at cost.

The Company's investment in the affiliated company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 323-10-35. As of December 31, 2013, no impairment losses have been identified.

The above mentioned investment is reflected in the "Long-term investment and others" line item in the balance sheet as of December 31, 2013 and 2012.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill impairment:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

In accordance with ASC No. 350 the Company performs an annual impairment test at December 31 each year. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

The Company operates in one operating segment and such segment comprises its only reporting unit. During the years ended December 31, 2013, 2012 and 2011, no impairment losses were found.

l.	Identifiable intangible assets:

Intangible assets consist of purchased technologies that will be amortized over their useful life, that reflects the pattern in which the economic benefits life of the intangible assets are consumed or otherwise used up, in accordance with Under ASC topic 350, "Intangible - Goodwill and Other", ("ASC 350").

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

Commencing July 1, 2010, the Company's agreements with new employees in Israel are under Section 14 of the Severance Law. According to Section 14, the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with such company pursuant to such Section 14. Commencing July 1, 2010, the Company does not incur additional severance liability or present additional funds with respect to such employees for the presented balance sheets.

Severance expenses for the years ended December 31, 2013, 2012 and 2011 were $1,051, $1,024 and $1,296, respectively.

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

The Company recognizes compensation expense based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures and Company's expected pre-vesting forfeitures in future periods.

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

Revenues from network processor chips and network-processor based systems are recognized upon delivery in accordance with SAB 104 "Revenue Recognition," when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. The Company does not have any substantial obligations after delivery. The Company does not grant a right of return to its customers. In addition if a transaction sale does not meet all the criteria, the revenue is deferred until all criteria are met.

In certain instances, the Company sells network-processor based systems together with software tools and maintenance and support services. In those cases the Company complies with the requirements set forth in FASB ASC 605-25 "Revenue Recognition" relating to the separation of multiple deliverables into individual accounting units with determinable fair values.  Revenues from such software tools and maintenance were immaterial during the years ended December 31, 2013, 2012 and 2011.

Deferred revenues include unearned amounts received from maintenance and support services.

In 2006, 2010 and 2012, the Company signed agreements with Marvell Technology Group Ltd. ("Marvell"). According to the agreements, Marvell manufactures and sells a customized version of the Company's NP-3, NP-4 and NP-5 network processors to Cisco Systems, Inc. ("Cisco") and pays the Company royalties for each chip it sells to Cisco.

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

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $170, $139 and $67 respectively.

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

The Company's available-for-sale marketable securities include investments in highly rated marketable securities of governments and corporations. Those investments are mostly traded in the U.S. secondary market.

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

The Company has entered into foreign exchange forward and options contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to employees’ salaries. These derivative instruments are designed to effectively hedge the Company's non-dollar currency exposure. (See also Note 4.)

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, available-for-sale marketable securities, bank deposits, trade receivable, trade payable and other accounts payable and accrued liabilities, approximate fair value because of their generally short term maturities.

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

The Company is obligated to pay royalties to the OCS calculated at the rate of 3.5% to 4.5% of sales of the products developed with the OCS's participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales, payment of royalties is not required.

Since the payment of royalties is not probable when the grants are received, the Company records a liability only when the related revenues are recognized, with a corresponding charge to cost of sales.  In the case of failure of a project that was financed by the OCS, the Company will not be obligated to pay any remaining royalties.

w.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with FASB ASC 220 "Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) includes all changes in equity during a period related to the Company. The Company determined that its items of other comprehensive income (loss) relate to unrealized gain )loss( on available-for-sale marketable securities, and unrealized gain (loss) on foreign currency cash flow hedge.

In February 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-02, which requires entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Comprehensive income (loss) (cont):

The following table shows the components and the effects on net income of amounts reclassified from accumulated other comprehensive income as of December 31, 2013:

	Year ended December 31, 2013
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2012	$270	$517	$787
Changes in other comprehensive income (loss) before reclassifications	(150)	877	727
Amounts reclassified from accumulated other comprehensive income to:
Cost of revenues	--	(32)	(32)
Operating expenses	--	(1,032)	(1,032)
Financial income, net	(13)	--	(13)

Net current-period other comprehensive income (loss)	(163)	(187)	(350)

Balance as of December 31, 2013	$107	$330	$437

x.	Derivatives and hedging:

The Company enters into forward and options contracts in order to limit its exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in New Israeli Shekels ("NIS"). (See also Note 4.)

The Company accounts for derivatives and hedging in accordance with FASB ASC 815, "Derivatives and Hedging". FASB ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of derivatives will be recognized in other comprehensive income (loss) until the hedged item is recognized in statements of operations. The ineffective portion of a derivative's change in fair value is recognized in statements of operations in finance expense. During the years ended December 31, 2013, 2012 and 2011 the ineffective portion recognized in finance expenses was immaterial.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES

As of December 31, 2013 and 2012, all of the Company's marketable securities were classified as available-for-sale.

	December 31, 2013				December 31, 2012
	Amortized cost	Gross Unrealized gain	Gross Unrealized loss	Fair value	Amortized cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available-for-sale - matures within one year:
Governmental debentures - fixed interest rate	$3,580	$4	$--	$3,584	$2,534	$12	$--	$2,546
Corporate debentures - fixed interest rate	1,018	4	--	1,022	10,156	18	--	10,174
Corporate debentures - floating interest rate	4,835	21	--	4,856	1,512	3	--	1,515

	9,433	29	--	9,462	14,202	33	--	14,235
Available-for-sale - matures after one year:
Governmental debentures - fixed interest rate	3,346	43	--	3,389	7,159	47	--	7,206
Corporate debentures - fixed interest rate	7,673	90	--	7,763	2,654	63	(5)	2,712
Corporate debentures - floating interest rate	29,255	65	(120)	29,200	8,820	132	--	8,952

	40,274	198	(120)	40,352	18,633	242	(5)	18,870

	$49,707	$227	$(120)	$49,814	$32,835	$275	$(5)	$33,105

All investments with unrealized loss as of December 31, 2013 are with continuous unrealized losses for less than 12 months.

The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company's intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment's amortized cost basis. Based on the above factors, the Company concluded that unrealized losses on all available-for-sale securities were not other-than-temporary and no credit loss was present for any of its investments. As such, the Company did not recognize any impairment charges on outstanding securities at the adoption date of the ASC or during the years ended December 31, 2013, 2012 and 2011.

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

As of December 31, 2013, the Company had outstanding forward contracts with a notional amount of $5,200.

At December 31, 2013, the fair value of the Company's cash flow hedges effect was an unrealized gain of $330. Such amount is expected to be reclassified from AOCI to the statement of operation within the next six months (See also Note 2w.)

The Company measured the fair value of the forward and options contracts in accordance with FASB ASC 820 "Fair Value Measurements and Disclosures," at level 2.

The fair value of the open foreign exchange contracts recorded by the Company in its consolidated balance sheets as of December 31, 2013 and December 31, 2012, as an asset or liability is as follows:

	December 31,
	2013	2012
Derivatives designated as cash flow hedging instruments
Other accounts receivable and prepaid expenses	$330	$517

Total	$330	$517

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The Company's financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013 and 2012:

	December 31, 2013			December 31, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Money market funds (included in cash and cash equivalents)	$5,225	$--	$--	$8,500	$--	$--
Governmental bonds	--	6,973	--	--	9,752	--
Corporate bonds	--	42,841	--	--	23,353	--
Foreign currency cash flow hedges	--	330	--	--	517	--

Total	$5,225	$50,144	$--	$8,500	$33,622	$--

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2012

Government authorities	$546	$172
Prepaid expenses	418	344
Foreign currency forward and options contracts	330	517
Grants receivable from the OCS	680	2,313
Accrued interest	645	577
Others	534	382

Total	$3,153	$4,305

NOTE 7:-	INVENTORIES

	December 31,
	2013	2012

Raw materials	$101	$35
Work in progress	128	95
Finished products	5,740	4,393

Total	$5,969	$4,523

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2012
Cost:

Office furniture and equipment	$99	$91
Computers, software and electronic equipment	7,358	6,011
Leasehold improvements	197	120

Total cost	7,654	6,222

Accumulated depreciation:

Office furniture and equipment	22	17
Computers, software and electronic equipment	5,399	4,826
Leasehold improvements	119	94

Total accumulated depreciation	5,540	4,937

Depreciated cost	$2,114	$1,285

Depreciation expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $603, $456 and $251, respectively.

NOTE 9:-	INTANGIBLE ASSETS, NET

	December 31,
	2013	2012
Cost:
Technology (*)	$12,790	$9,663
Customer relationships	2,714	2,714

Total cost	15,504	12,377
Accumulated amortization:
Technology	8,663	8,663
Customer relationships	2,714	2,714

Total accumulated amortization	11,377	11,377

Amortized cost	$4,127	$1,000

Amortization expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $0, $205 and $976, respectively.

(*) Includes purchase of IPs of $3.1 million for the purpose of manufacturing the new chip  product line.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2013	2012

Employees and payroll accruals	$4,284	$3,756
Accrued expenses	2,977	1,578
Deferred revenues	26	67
Others	22	--

	$7,309	$5,401

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and EZchip Technologies lease facilities in Yokneam and Kiryat Gat, Israel under operating lease agreements which will expire in January 2016 and October 2015, respectively, with monthly payments in the amount of $39 and $9, respectively. The Company has an option to extend the Kiryat Gat lease agreement for an additional five years.

The Company has the right to terminate the Yokneam operating lease agreements upon advance notice of 90 days. The Company has the right to terminate the Kiryat Gat operating lease agreements upon advance notice of 180 days and payment of a penalty.

EZchip Inc. leases two offices in the United States under lease agreements that it renews every year for a monthly payment of $8.

The Company leases motor vehicles under standard commercial operating leases.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2013 were $260.

Total lease expenses for the Company and its subsidiaries for the years ended December 31, 2013, 2012 and 2011, amounted to $2,485, $2,283 and $2,225, respectively.

b.	Royalties commitments:

The Company participates in programs sponsored by the OCS for the support of research and development activities.

In each of the years 2013, 2012 and 2011 the Company received an approval from the OCS for its participation in its research and development budgets. Pursuant to such programs, the OCS participated in up to 50% of the approved budget for certain periods ending December 31, 2013.

In connection with the OCS participation, the Company is obligated to pay royalties to the OCS calculated at the rate of 3.5% to 4.5% of sales of the products developed with the OCS's participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR.

With respect to royalties paid for revenues that the Company derives from its partnership with Marvell (see also Notes 2r and 2v), royalties to the OCS are calculated based on Marvell's sale price to Cisco.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalties commitments (Cont.):

As of December 31, 2013, the Company had a contingent obligation of $16,083 which is comprised of the amounts of royalty bearing grants received from the OCS less royalties repaid. For the years ended December 31, 2013, 2012 and 2011, royalties expenses, as part of the Company's cost of revenues, were $42, $0 and $1,196, respectively.

In December 2011, the Company made an early repayment of $9,938 of certain of its outstanding royalty obligations to the OCS. This repayment resulted in a one-time charge presented as an early repayment of royalty bearing government grants in the Company's consolidated statement of operations.

As of December 31, 2013 and 2012, the Company has accrued royalties pursuant to the OCS programs in the amount of $42 and $0, respectively.

c.	Purchase commitments:

At December 31, 2013, the Company had $4,106 non-cancelable purchase commitments with its suppliers.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Company's shares:

As of December 31, 2013, the Company's authorized share capital consists of NIS 1,000,000 divided into 50,000,000 Ordinary Shares, par value NIS 0.02 per share. Ordinary Shares confer on their holders, among other things, the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Company's stock option plans:

In October 2003, the Company adopted the 2003 Israel Plan.  The plan was amended in December 2006 and further amended in December 2007, October 2010, February 2012, and January 2014. The 2003 Israel Plan complies with Section 102 of the Israeli Income Tax Ordinance, which provides certain tax benefits in connection with stock-based compensation to employees, officer and directors. On January 1st of each year, to the extent the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Israel Plan is less than 4% of the number of Ordinary Shares issued and outstanding on such date, it will automatically increase to equal 4% of the number of Ordinary Shares issued and outstanding on such date. Awards under the 2003 Israel Plan may be granted to Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive options or restricted shares units ("RSUs") under the 2003 Israel Plan are afforded certain tax benefits (excluding controlling shareholders of the Company or those who are not Israeli employees, directors, consultants, advisers and service providers of the Company and its subsidiaries). Awards granted under the 2003 Israel Plan have a maximum exercise period of ten years from the date of grant and are generally exercisable over four years. Awards that are not exercised and forfeited will become available for future grants.

As of December 31, 2013, 291,627 Ordinary Shares were available for future issuances under the 2003 Israel Plan, which amount is reduced by one share for each award that the Company grants under the plan.

As of December 31, 2013 and 2012, options to purchase 402,590 and 489,314 Ordinary Shares were outstanding under the 2003 Israel Plan, respectively. In addition, as of December 31, 2013 and 2012, 1,048,212 and 903,850 RSUs were outstanding under the 2003 Israel Plan, respectively.

In December 2007, the Company adopted the 2007 U.S. Equity Incentive Plan (the "2007 U.S. Plan"). The plan was amended in July 2010 and September 2013. Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan.

As of December 31, 2013, 240,650 Ordinary Shares were available for future issuances under the 2007 U.S. Plan, which amount is reduced by one share for each award that the Company grants under the plan.

As of December 31, 2013 and 2012, options to purchase 55,788 and 57,788 Ordinary Shares were outstanding under the 2007 U.S. Plan, respectively. In addition, as of December 31, 2013 and 2012, 105,924 and 89,275 RSUs were outstanding under the 2007 U.S. Plan, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Company's stock option plans (Cont.):

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

During 2010, the Company granted options to purchase 41,120 Ordinary Shares pursuant to the 2009 Israel Equity Plan in exchange for the remaining outstanding options to purchase ordinary shares of EZchip Technologies. As of December 31, 2013, options to purchase an aggregate of 9,106 Ordinary Shares were outstanding under the 2009 Israel Equity Plan, all of which were granted in December 2009 and during 2010 as part of the Employee Exchange Offer. All options granted under the 2009 Israel Equity Plan as part of the Employee Exchange Offer were granted as vested options.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Company's stock option plans (Cont.):

The following table summarizes the awards activity under the Company's equity incentive plans as of December 31, 2013, and changes during the year:

	Number of awards	Weighted-average exercise price	Weighted average remaining contractual life years	Aggregate intrinsic value (**)

Outstanding at January 1, 2013 (1)	1,581,875	$5.13
RSUs granted	647,350	0.01
Stock options exercised	(121,266)	11.22
Vested and issued RSUs	(442,837)	0.01
Forfeited RSUs	(43,502)	0.01

Outstanding at December 31, 2013 (2)	1,621,620	$4.16	1.39	$33,160

Stock options exercisable at December 31, 2013	467,484	$14.41	1.81	$4,768

Vested and expected to vest (3) (*)	1,579,321	$4.27	1.39	$32,119

(1)	Includes (i) 588,750 stock options with weighted average exercise price of $13.76 and (ii) 993,125 RSUs.
(2)
Includes (i) 467,484 stock options with weighted average exercise price of $14.41, with weighted average remaining contractual term of 1.81 years and with aggregate intrinsic value of $4,768; and (ii) 1,154,136 RSUs, with weighted average remaining contractual term of 1.23 years and with aggregate intrinsic value of $28,392.

(3)
Includes (i) 467,484 stock options with weighted average exercise price of $14.41 with weighted average remaining contractual term of 1.81 years and with aggregate intrinsic value of $4,768; and (ii) 1,111,837 RSUs, with weighted average remaining contractual term of 1.23 years and with aggregate intrinsic value of $27,351.

(*)	Based on the Company's historical experience and future expectations, the annual pre-vesting forfeiture rate is approximately 3%.
(**)
The aggregate intrinsic value represents the total intrinsic value (the difference between the closing price of the Ordinary Shares on the NASDAQ Global Select Market on December 31, 2013 and the exercise price, multiplied by the number of in-the-money awards) that would have been received by the award holders had all award holders exercised their awards on December 31, 2013. This amount changes based on the fair market value of the Ordinary Shares.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Company's stock option plans (Cont.):

The awards outstanding as of December 31, 2013, grouped by exercise prices, were as follows:

	Awards	Weighted	Aggregate	Awards	Weighted
	outstanding as of	average remaining	intrinsic value as of	exercisable as of	average remaining
	December 31,	contractual	December 31,	December 31,	contractual
Exercise price	2013	life years	2013	2013	life years

$0.01 (RSUs)	1,154,136	1.23	$28,392	--	--
$2.88 - $3.04	10,356	0.65	224	10,356	0.65
$10.33 - $11.97	65,217	2.72	853	65,217	2.72
$13.45 - $16.62	391,911	1.68	3,691	391,911	1.68
	1,621,620	1.39	$33,160	467,484	1.81

Stock-based compensation expenses:

As of December 31, 2013, there was $29,668 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Company's equity incentive plans. This cost is expected to be recognized over a period of four years with a weighted average period of two years.

The total stock-based compensation expenses related to all of the Company's stock-based compensation plans, recognized for the years ended December 31, 2013 and 2012, are set forth below:

	Year ended December 31,
	2013	2012

Costs of revenues	$292	$298
Research and development expenses	7,963	6,026
Selling and marketing expenses	2,789	2,403
General and administrative expenses	2,876	2,471

Total stock-based compensation expenses	$13,920	$11,198

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME

a.	General

The Israeli corporate tax rate was 24% in 2011, and 25% in 2012 and 2013.

On July 30, 2013, the Israeli Parliament passed a law, which, among other things, was designated to increase the tax levy (the "New Law"). The New Law increases the Israeli corporate tax rate from 25% to 26.5% for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

As of 2012, the Company and its subsidiary EZchip Technologies have elected to file tax returns in Israel in U.S dollars in accordance with “Income Tax Regulations (Rules for bookkeeping of foreign investment companies and certain partnerships and determination of taxable income) – 1986”. From 2011, the Company elected to file consolidated tax returns with its subsidiary EZchip Technologies.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

To date, EZchip Technologies' facilities in Israel have been granted under the Law one "Approved Enterprise" approval and three "Privileged Enterprise" programs subject to the alternative track (as discussed below), that provide its undistributed income exempt from tax for a ten year period, starting 2011, which is the first year that EZchip Technologies  generates taxable income from its enterprises, provided that no more than twelve years have elapsed from the Year of Commencement (as described below) for the beginning of the operations of each privileged enterprise.

In addition, the Company's facilities in Israel have been granted under the Law one  "Privileged Enterprise" program subject to the alternative track (as discussed below), that provides the Company's undistributed income exemption from tax subject to a limitation of the earlier of ten years from the first year of generating taxable income, or 12 years from the first day of the Year of Election.

Following are the guidelines and principles of the Law that are relevant to the Company and its subsidiary:

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

On April 1, 2005, an amendment to the Law came into effect (the "Amendment") and has significantly changed the provisions of the Law. Generally, investment programs that have already obtained approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the Law's provisions. On the Alternative Track the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. Such an enterprise is a "Privileged Enterprise", rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement."  This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Law, referred to as the Year of Election. The amendment does not apply to investment programs approved prior to December 31, 2004, and applies to new investment programs only. Therefore, the Company's Approved Enterprise program is not subject to the provisions of the amendment, but its four Privileged Enterprise programs are.

The benefits available to an Approved and Privileged Enterprises are conditioned upon terms stipulated in the Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval.  If either of the Company or EZchip Technologies does not fulfill these conditions in whole or in part, the benefits can be cancelled and it may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest.

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

For the year ended December 31, 2013, EZchip Technologies had $92,307 of tax-exempt income attributable to its Approved Enterprise and Privileged Enterprise programs.  If such tax-exempt income is distributed, under certain conditions as described in the Law, it would be taxed at the corporate tax rate applicable to such profits, and an estimated income tax liability of $13,846 would be incurred as of December 31, 2013.  As of December 31, 2013, EZchip Technologies has not distributed any amounts of its tax-exempt income.

As of January 1, 2011, new legislation amending the Investment Law came into effect (the “2011 Amendment”). The 2011 Amendment introduced a new status of “Preferred Company” and “Preferred Enterprise”, replacing the existed status of “Privileged Company” and “Privileged Enterprise”. Similarly to “Privileged Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export).. Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current Law's incentives, which are limited to income from Approved Enterprise and Privileged Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax.

On July 30, 2013, the Knesset passed the Economic Program for 2013-2014 (the “Budget Law”). The aforementioned changes include, among others, cancelation of the scheduled progressive reduction in the corporate tax rate for approved/privileged enterprises (9% in Zone A and 16% elsewhere), and increase, in certain cases, the tax rates on dividends in respect of the Investment Law to 20% as of January 1, 2014, subject to reduced tax rates under the provisions of applicable double tax treaties regarding non-Israeli residents. Dividends from a Preferred Enterprise to Israeli resident corporations will be tax exempt.

In addition, a dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% in 2013 and 20% as of 2014 (iii) non-Israeli resident – 15% in 2013 and 20% as of 2014 subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Taxes on income for the years ended December 31, 2013, 2012 and 2011 consisted of the following:

	Year ended December 31,
	2013	2012	2011

Current	$--	$--	$(17)
Deferred	--	--	(3,513)

	$--	$--	$(3,530)

Domestic (Israel)	$--	$--	$(3,530)
Foreign	--	--	--

	$--	$--	$(3,530)

d.	Net operating and capital losses carryforward:

As of December 31, 2013, the operating tax loss carryforwards of the Company amounted to $43,065, which the Company does not believe will be utilized in the foreseeable future. The loss may be carried forward indefinitely and may be offset against future taxable income.

The operating tax loss carryforwards through December 31, 2013 of EZchip Inc. amounted to $9,615, which the Company does not believe will be utilized in the foreseeable future. The loss may be offset against any future U.S. taxable income for periods of 20 years expiring gradually from 2021 through 2033.

Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Section 382 of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2013, the Company's capital tax loss carryforwards amounted to $28,248. The capital loss may be carried forward indefinitely and may be offset against future capital income.

e.	Income (loss) before tax is comprised as follows:

	Year ended December 31,
	2013	2012	2011

Domestic (Israel)	$22,500	$16,293	$11,286
Foreign	(802)	(642)	186

	$21,698	$15,651	$11,472

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

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

	December 31,
	2013	2012
Deferred tax assets:
Reserves and allowances	$1,423	$143
Operating loss carryforwards	14,681	11,130
Capital loss carryforwards	7,486	7,022
Total deferred tax assets	$23,590	$18,295

Less valuation allowance	(23,590)	(18,295)

Net deferred tax assets	$--	$--

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods and in the jurisdictions in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance of $23,590 and $18,295 at December 31, 2013 and 2012, respectively.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

g.	Uncertain tax positions

The Company and its subsidiaries file federal and state income tax returns in the United States and Israel. The Company and EZchip Technologies may be subject to examination by the Israeli tax authorities for fiscal years 2010 through 2013. EZchip Inc. may be subject to examination by the U.S. Internal Revenue Service from commencement year 2001 through 2013.

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

A reconciliation of the beginning and ending balances of the total amounts of gross tax liabilities is as follows:

	December 31,
	2013	2012

Beginning balance	$304	$313
Change in tax position for current year, net	(81)	(11)
Interest and penalties	13	2

Ending balance	$236	$304

The Company has approximately $26 and $42 accrued for the payments of interest and penalties as of December 31, 2013 and 2012, respectively.

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

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2013	2012	2011

Income before taxes as reported in the consolidated statements of operations	$21,698	$15,651	$11,472

Statutory tax rate	25%	25%	24%

Theoretical tax expenses on the above amounts at the Israeli statutory tax rate	5,425	3,913	2,753
Approved and Privileged Enterprise benefits (*)	(11,454)	(7,839)	(2,117)
Non-deductible expenses for which a deferred taxes was not provided	77	184	259
Non-deductible expenses related to employee stock options, net	2,716	1,649	1,235
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided	5,295	2,457	507
Increase in deferred taxes (for which valuation allowance was created) due to increase in Israeli tax rate	(1,147)	--	--
Difference in basis of measurement for tax purpose	(560)	11	862
Taxs with respect to prior years	(335)	(375)	--
Others	(17)	--	31

Actual taxes on income (taxes benefit)	$--	$--	$3,530

Basic	$0.40	$0.28	$0.08

Diluted	$0.39	$0.27	$0.08

(*)	Net earnings per Ordinary share - amounts of the benefit resulting from the "Approved and Privileged Enterprise" status.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Segment information:

The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company's business.

b.	Total revenues are attributed to geographic areas based on the bill-to location of the customers and/or customers' manufacturing subcontractors.

The following table presents total revenues for the years ended December 31, 2013, 2012 and 2011 and long-lived assets as of December 31, 2013, 2012 and 2011:

	2013		2012		2011
	Revenues	Long-lived assets *)	Revenues	Long-lived assets *)	Revenues	Long-lived assets *)

Israel	$3,468	$2,314	$4,093	$1,485	$5,643	$1,026
China and Hong Kong	27,446	--	17,297	--	25,136	--
Far East (excluding China and Hong Kong)	2,944	--	2,327	--	2,933	--
Canada	61	--	119	--	1,375	--
USA	7,837	--	7,325	--	10,440	2
Europe	29,038	--	23,378	--	17,635	--
Others	56	--	168	--	295	--

	$70,850	$2,314	$54,707	$1,485	$63,457	$1,028

*)	Excluding goodwill and intangible assets.

c.
Revenues from network processors amounted to $70,014, $53,442 and $61,802 for the years ended December 31, 2013, 2012 and 2011, respectively (including NPU based systems). These revenues also included royalty revenues derived from the agreement with Marvell which amounted to $27,495, $23,287 and $16,845 for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, revenues from software tools and other services amounted to $836, $1,265 and $1,655 for the years ended December 31, 2013, 2012 and 2011, respectively.

d.	Sales to the Company's significant customers, including sales to their manufacturing subcontractors, as a percentage of total revenue were as follows:

	Year ended December 31,
	2013	2012	2011

Customer A	39%	43%	27%
Customer B	19%	17%	24%
Customer C	15%	13%	11%

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	MAJOR SUBCONTRACTORS

All of the Company's network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's increasing business, the Company is and will likely continue to be dependent upon such subcontractors to allocate to the Company sufficient capacity to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company's demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the years ended December 31, 2013, 2012 and 2011, the Company's principal subcontractors accounted for approximately 88%, 81% and 80%  respectively, of the Company's cost of revenues.

NOTE 16:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2013	2012	2011
Income:

Interest income (*)	$1,842	$2,373	$1,720
Foreign currency translation adjustments, net	207	39	--
Realized gain related to sale of marketable securities	13	35	73

Total income	2,062	2,447	1,793

Expenses:

Interest and bank charges	(14)	(15)	(26)
Foreign currency translation adjustments, net	--	--	(54)

Total expenses	(14)	(15)	(80)

Financial income, net	$2,048	$2,432	$1,713

(*)	Including amortization of premium and accretion of discount, on available-for-sale marketable securities, net.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2013	2012	2011

Numerator:
Net income	$21,698	$15,651	$7,942

Denominator:
Weighted average number of shares outstanding used in computing basic net earnings per share	28,628,798	27,981,243	26,681,749
Dilutive effect: stock options and RSUs	559,938	861,165	1,319,679
Total weighted average number of shares used in computing diluted net earnings per share	29,188,736	28,842,408	28,001,428

Basic net income per share	$0.76	$0.56	$0.30

Diluted net income per share	$0.74	$0.54	$0.28

Anti-dilutive securities

For the years ended December 31, 2013, 2012 and 2011, there were no outstanding options and RSUs that were excluded from the computation of diluted net earnings per Ordinary Share, that would have had an anti-dilutive effect if included.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZCHIP SEMICONDUCTOR LTD.

By:	/s/ Eli Fruchter
Eli Fruchter
Principal Executive Officer

Dated: March 27, 2014