Form 20-F
period 2014-12-31
EZCHIP SEMICONDUCTOR LTD
filed 2015-03-31
CIK 892534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report.................

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

29,698,925 Ordinary Shares, par value NIS 0.02 per share (as of December 31, 2014)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐      No ☒

This annual report on Form 20-F is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-148932, 333-148933, 333-164330, 333-164331, 333-170900, 333-170901, 333-179491, 333-200165, 333-200166 and 333-200167.

TABLE OF CONTENTS

INTRODUCTION		1
PART I		2
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
A.	SELECTED CONSOLIDATED FINANCIAL DATA	2
B.	CAPITALIZATION AND INDEBTEDNESS	3
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3
D.	RISK FACTORS	3
ITEM 4.	INFORMATION ON THE COMPANY	13
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	13
B.	BUSINESS OVERVIEW	14
C.	ORGANIZATIONAL STRUCTURE	24
D.	PROPERTY, PLANTS AND EQUIPMENT	25
ITEM 4A.	UNRESOLVED STAFF COMMENTS	25
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
A.	OPERATING RESULTS	25
B.	LIQUIDITY AND CAPITAL RESOURCES	31
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	32
D.	TREND INFORMATION	33
E.	OFF-BALANCE SHEET ARRANGEMENTS	33
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	33
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	33
A.	DIRECTORS AND SENIOR MANAGEMENT	33
B.	COMPENSATION OF DIRECTORS AND OFFICERS	36
C.	BOARD PRACTICES	37
D.	EMPLOYEES	44
E.	SHARE OWNERSHIP	45
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	47
A.	MAJOR SHAREHOLDERS	47
B.	RELATED PARTY TRANSACTIONS	48
C.	INTERESTS OF EXPERTS AND COUNSEL	48
ITEM 8.	FINANCIAL INFORMATION	49
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	49
B.	SIGNIFICANT CHANGES	49
ITEM 9.	THE OFFER AND LISTING	49
A.	OFFER AND LISTING DETAILS	49
B.	PLAN OF DISTRIBUTION	51
C.	MARKETS	51
D.	SELLING SHAREHOLDERS	51
E.	DILUTION	51
F.	EXPENSE OF THE ISSUE	51
ITEM 10.	ADDITIONAL INFORMATION	51
A.	SHARE CAPITAL	51
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	51
C.	MATERIAL CONTRACTS	53
D.	EXCHANGE CONTROLS	54
E.	TAXATION	54
F.	DIVIDEND AND PAYING AGENTS	64
G.	STATEMENT BY EXPERTS	64
H.	DOCUMENTS ON DISPLAY	64

INTRODUCTION

We were incorporated as a limited liability company under the laws of the State of Israel in 1989 and changed our name from LanOptics Ltd. to EZchip Semiconductor Ltd. on July 22, 2008. EZchip is a fabless semiconductor company that provides high-performance data-path processing solutions for a wide range of applications for carrier, cloud and data center networks. EZchip’s broad portfolio of solutions includes network processors, multi-core processors, intelligent network adapters and high-performance appliances with a comprehensive software ecosystem, which scale to terabit performance levels. EZchip’s processing solutions excel at providing high performance and exceptional flexibility coupled with superior integration and power efficiency.  As used in this Annual Report, the terms “we,” “us,” “our” and “our company” mean EZchip Semiconductor Ltd. and our wholly-owned subsidiaries EZchip Technologies Ltd., EZchip Inc. and EZchip Semiconductor Inc. (formerly known as Tilera Corporation), unless otherwise expressly stated.  Our ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange under the symbol “EZCH.”

Our consolidated financial statements appearing in this Annual Report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

All references in this Annual Report to “dollars” or “$” are to U.S. dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar on December 31, 2014 as published by the Bank of Israel was NIS 3.889 per $1.00.

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

The following selected consolidated financial data is derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  The selected income data for the years ended December 31, 2012, 2013 and 2014, and the selected balance sheet data as at December 31, 2013 and 2014, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.”  The selected income data for the years ended December 31, 2010 and 2011, and the selected balance sheet data as at December 31, 2010, 2011 and 2012, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report.  The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects,” and the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues	$61,998	$63,457	$54,707	$70,850	$83,989
Operating income	20,749	9,759	13,219	19,650	7,789
Net income	13,643	7,942	15,651	21,698	9,158
Per share data:
Basic net income per share	0.54	0.30	0.56	0.76	0.31
Diluted net income per share	0.52	0.28	0.54	0.74	0.31
Weighted average number of ordinary shares used in computing basic net income per share	25,281,651	26,681,749	27,981,243	28,628,798	29,244,428
Weighted average number of ordinary shares used in computing diluted net income per share	26,110,132	28,001,428	28,842,408	29,188,736	29,887,263

Consolidated Balance Sheet Data:
Working capital	$111,583	$134,379	$170,637	$203,143	$149,426
Total assets	222,861	246,911	286,594	329,700	363,523
Long-term liabilities	5,974	6,081	6,977	8,164	7,815
Equity	$209,029	$232,159	$273,645	$310,276	$339,318

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Relating To Our Business

We depend on a very limited number of key customers.  If we are unable to maintain our relationship with these customers or if these customers significantly reduce the use of our processors in their systems or do not elect to use our future products, our future revenues and growth will be materially adversely affected.

We currently depend on a very limited number of key customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. During the year ended December 31, 2014, 61% of our revenues were attributable to three customers.

Cisco Systems, Inc., or Cisco, the largest vendor of Carrier Ethernet switch/routers, which is currently our largest customer, accounted for approximately 43%, 39% and 39% of our revenues in 2012, 2013 and 2014, respectively.  Revenues from Cisco are generated through Marvell Technology Group Ltd., or Marvell, pursuant to a royalty arrangement.  Cisco currently uses our NP-3, NP-4 and NP-5 processors in its products. The growth of our revenues will depend in large part on the revenues we generate from Marvell attributable to Cisco.  If Cisco purchases significantly lower quantities than expected due to global economic conditions or otherwise, or if the products that incorporate our network processors are not commercially successful, or if Cisco does not elect our future products, our future revenues and the growth of our business will be materially adversely affected.

Our future growth will also be dependent in great measure upon the continued acceptance and utilization of our current and future products by ZTE Corporation, or ZTE, which accounted for approximately 13%, 15% and 15% of our revenues in 2012, 2013 and 2014, respectively, and upon the continued acceptance and utilization of our current and future products by our other customers (excluding Cisco, ZTE and Juniper Networks), that as a group accounted for 27%, 27% and 39% of our 2012, 2013 and 2014 revenues, respectively.  If ZTE or a few of these vendors decide not to incorporate our products into their future products or to cease incorporating our network processors in their current products, or purchases significantly lower quantities than expected due to global economic conditions or otherwise, or if the products that incorporate our network processors are not commercially successful, our future revenues and the growth of our business will be materially adversely affected.

Many of our competitors and potential competitors are much larger than us and we also face major competition from most of our large customers’ internal chip design teams; if we are unable to compete effectively we could lose our market share and revenues.

The markets for network processors and multi-core processors are intensely competitive, rapidly evolving and subject to rapid technological change.

There are currently two main NPU vendors in addition to us that provide high-speed network processors and compete with us: Broadcom Corporation and Marvell (the sole supplier of our special version NP-3 network processor and our NP-4 and NP-5 network processors).  We also experience major competition from most of our large customers’ internal chip design teams who develop their own network processors or in-house application-specific integrated circuit, or ASIC, solutions, especially in the Carrier Ethernet Switch Routers, or CESR, segment.  For example, Juniper Networks, which uses our NP-2 processors and was until 2010 our largest customer accounting for approximately 17%, 19% and 7% of our revenues in 2012, 2013 and 2014, respectively, announced in October 2009 that it was launching a new family of processors and networking systems incorporating internally developed chips.  This new family of products replaces the products that incorporate our NPUs, and Juniper Networks has significantly reduced and will eventually discontinue its purchases from us.  Another example is Huawei, which has developed a product based on our NP-4 network processor, but also offers a lower-end in-house solution in parallel to our high-end NP-4 solution.

The high performance multi-core processors market includes many vendors that are substantially larger than us, and the current market leaders are Broadcom, Cavium and Intel.  Currently, our market share is small and if we fail to differentiate our next generation multi-core processors, now in development, we may not be able to obtain a sizable market share in the future.

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

Additionally, many of our competitors also have well-established relationships with our prospective customers and suppliers, and our prospective customers may have competitive reasons to prefer our competitors.  As a result of these factors, many of our competitors, either alone or with other companies, have significant influence in our target customers and markets that could outweigh our technological advantage.  We believe that competition in these markets will become more intense in the future and may cause price reductions, reduce gross margins and may result in loss of market share, any one of which could significantly reduce our future revenue and decrease our net income.

We depend on the networking equipment market for our growth, and in particular the markets for Carrier Ethernet edge routers and data center equipment.  If such markets do not grow, or if our customers’ products are not successful, then we will not be able to expand our business.

Although there are many companies operating in the networking equipment market, a significant portion of the market is controlled by a limited number of companies.  The growth of our processors business depends in part on increased acceptance and use of networking equipment that is developed and manufactured by companies with significant market share, particularly Carrier Ethernet edge routers and data center network appliances.  We depend on the ability of our target customers, specifically those with a significant share of the networking equipment market, to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully.  If the use of such networking equipment does not grow as we anticipate, if we are unsuccessful in maintaining our relationships with our current customers, specifically those with a significant share of the networking equipment market, such as Cisco and ZTE, and creating relationships with other target customers with significant market share, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our processors are not commercially successful or if the demand for such products is adversely affected by technology developments, our growth will be impeded.  For example, in recent years, new network paradigms are being explored that are expected to result in networks transitioning in coming years to new architectures based on concepts and technologies brought about by network virtualization, Software Defined Networking (SDN) and Network Functions Virtualization (NFV), which present risks to the incumbent networking equipment vendors. If SDN and NFV solutions are adopted in a significant manner in carrier and data center networks and our current customers do not adapt to changing market dynamics or we are not selected for new SDN and NFV solutions delivered by new emerging players, then our future revenues and the growth of our business will be materially adversely affected.

In addition, the development rate of the networking equipment market also depends to a large extent on the level of spending by carriers.  For example, in 2012 and beginning the second half of 2014 and ongoing, there is a decline in the levels of carriers’ expenditures on network equipment, including edge routers. Such decline in expenditures may affect the pace at which our target customers develop new products and enhance existing products for the networking equipment market that incorporate our products.  If challenging economic conditions resume, our business, operating results and financial condition may be adversely affected.

We may experience difficulties or delays in the development or introduction of our new family of network processors, the NPS, and our new multi-core processors family, the TILE-Mx, and the development expenses and manufacturing costs may be very expensive.

In 2010, we started the development of a new product line, the NPS – a Network Processor for Smart networks.  The NPS is a new innovative type of network processor that addresses the growing need for networking equipment to perform the ‘traditional’ Layer 2-3 switching and routing along with Layer 4-7 Deep Packet Inspection of the packet’s payload.  We currently expect the NPS-400 to sample in late 2015 and be first implemented in customer product prototypes in 2016 and then proceed into initial production in 2016 with volume customer’s production expected in 2017, with the target applications including Carrier Ethernet edge routers, mobile/wireless packet core infrastructure, security systems, data center traffic aggregation and load balancing switches, as well as NFV and SDN solutions.

In 2015, following the acquisition of Tilera, we have started the design of a new class of multi-core processors, the TILE-Mx. We expect the first device of this family to sample in the second half of 2016 and begin production in 2017.

We have heavily invested in the development of these new product lines and the development expenses and manufacturing costs are very expensive and will continue to be expensive.  In 2014, most of our research and development expenses were related to the NPS, and we expect that most of our research and development expenses in the next few years will be related to the existing and future generations of the NPS and to the development of the TILE-Mx.  Such developments will likely result in a significant increase in our operating expenses in the next few years.

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

We completed the acquisition of Tilera Corporation in November 2014 and may acquire in the future additional businesses or technologies. We may be unsuccessful in integrating Tilera’s business and any other acquired businesses or technologies, and these acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

In 2014, we used a significant amount of our cash to acquire Tilera Corporation, a privately-held U.S.-based company that develops high-performance multi-core processors, intelligent network interface cards and appliances for data-center networking equipment in high-performance processing solutions for networking.  We may use a significant amount of our cash, cash equivalents and marketable securities to acquire additional complementary businesses or technologies. Prior to the Tilera acquisition, we have not made any acquisitions and our management has not had any experience making acquisitions or integrating acquired businesses.  Negotiating potential acquisitions or integrating newly acquired businesses or technologies into our business could divert our management’s attention from other business concerns and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could (i) issue equity securities which would dilute current shareholders’ percentage ownership; (ii) incur substantial debt; (iii) assume contingent liabilities; or (iv) expend significant cash.

We are in the process of integrating the business of Tilera, the acquisition of which we completed in November 2014.  We may not be able to successfully integrate the acquired personnel, operations, and technologies or effectively manage the combined business following the completion of the acquisition of Tilera or any other complementary businesses or technologies we acquire in the future.  We may also not achieve the anticipated benefits from the Tilera acquisition or other future acquired business due to a number of factors, including (A) unanticipated costs or liabilities associated with the acquisition; (B) incurrence of acquisition-related costs; (C) diversion of management’s attention from other business concerns; (D) harm to our existing business relationships with distributors and customers as a result of the acquisition; (E) inability to retain the Tilera employees and employees of other future acquired companies; (F) use of resources that are needed in other parts of our business; (G) litigation or other claims arising in connection with the acquired company; (H) the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries; (I) use of substantial portions of our available cash to consummate the acquisition; or (J) unrealistic goals or projections for the acquisition.

Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits of the Tilera acquisition or such other acquisitions or investments, incur unanticipated liabilities and harm our business, results of operations and financial condition.

Because our products have lengthy design and development cycles and the development of our processors is a complex and uncertain process, we could experience delays in generating revenues or cancellation of customer contracts.

We may generate significantly less revenues than we expect from our newly developed products after incurring significant design and development expenditures.

The development of our processors is a complex and uncertain process. We may experience design, manufacturing, marketing and other difficulties that could delay the development or marketing of these processors.  The difficulties could result in reduced sales, loss of existing and potential customers and unexpected expenses or delays in the launch of these processors, all which may adversely affect our results of operations.

Further, customers may decide to cancel, delay or change their product plans, which could cause us to generate less revenue and adversely affect our results of operations.  Even after winning a design contract, a customer may not begin volume production of its equipment for a period of up to two years, if at all.  Due to this lengthy design and development cycle, a significant period may elapse from the time we begin incurring expenses until the time we generate revenue from our products, during which market conditions may change.  We have no assurances that our customers will ultimately market and sell their equipment incorporating our processors, or that such efforts by our customers will be successful.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources.  In particular, the recent acquisition and integration of the activities of privately-held Tilera will require significant commitment of management time and resources to ensure effective internal control over financial reporting is fully implemented and integrated.  Section 404 of the Sarbanes-Oxley Act requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year.  If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Unfavorable global economic conditions affect the level of spending by carriers and could have a material adverse effect on our business, operating results and financial condition.

In 2014, economies around the world and financial markets remained volatile as a result of a multitude of factors, including instability in the European market, adverse business and credit conditions, intermittent slower economic activity, concerns about inflation and deflation, fluctuating energy costs, decreased consumer confidence, reduced capital spending, liquidity concerns and other factors.  In periods of weakness and increased volatility, many companies reduce expenditures and remain reluctant to increase expenditures, including carriers’ expenditures on edge routers and other wire-line equipment.  The development rate of the networking equipment market also depends to a large extent on the level of spending by carriers.  For example, the 2012 and the current ongoing decline (which began in the second half of 2014), in the levels of carriers’ expenditures on wire-line equipment, including edge routers, has affected the pace in which our target customers develop new products and enhance existing products for the networking equipment market that incorporate our products.  Worsening economic conditions may result in diminished demand for our products and technology, reductions in sales of networking equipment that incorporate our products, longer sales cycles, slower implementation of new Carrier Ethernet networks and increased price competition.  Any of these events would likely harm our business, operating results and financial condition.  If challenging economic conditions continue or worsen, our business, operating results and financial condition may be adversely affected.

Our reliance on third-party sole suppliers for each of our network processors could have a material and adverse effect on our business, financial condition and results of operations.

The fabrication of our processors is outsourced to third-party manufacturers and subcontractors.  There are significant risks associated with our reliance on third-party manufacturers.  Most significantly, if our manufacturing suppliers are unable or unwilling to provide us with adequate manufacturing capacity, we would have to identify and qualify one or more substitute suppliers for our products.  Our manufacturers may experience unanticipated events that could inhibit their abilities to provide us with adequate manufacturing capacity on a timely basis, or at all.  Historically, there have been periods in which there has been a worldwide shortage of manufacturer capacity for the production of high-performance processors such as ours.  Introducing new products or transferring existing products to a new third-party manufacturer would require significant development time to adapt our designs to their manufacturing processes and could cause product shipment delays.  In addition, the costs associated with manufacturing our products may increase if we are required to use a new third-party manufacturer.  If we fail to satisfy our manufacturing requirements, our business would be materially harmed.

We have an agreement with a sole supplier for the manufacture of our NP-2, NP-3, NP-4, NP-5 and NPU line of products.  Any current or future sole supplier for our current and future products may reduce or delay shipment if its ability to manufacture processors is constrained.  If a sole supplier of our processors, a third party that arranges for their manufacture, or any other subcontractor fails to deliver processors or necessary components or services on time or at all, our business could be severely harmed.  In addition, if the current manufacturing arrangement between our third-party subcontractor and our sole manufacturer is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to make alternative arrangements with substitute suppliers.

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

To succeed, we must retain and hire technical personnel highly skilled in the design and test of functions used to develop network processors and multi-core processor and related software, including successfully retaining the highly skilled technical personnel of Tilera.  We face intense competition for our technical personnel from our competitors, customers, other companies in the communications industry and from an increasing number of emerging startup companies with potentially lucrative employee ownership arrangements.  If we fail to attract and retain qualified personnel, our business, operations and product development efforts would suffer. In addition, recruiting, hiring and retaining key personnel can also result in significant monetary costs.

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

The performance of the capital markets affects the values of the funds we hold in marketable securities, which as of December 31, 2014 totaled $49.6 million.  These securities are subject to market fluctuations.  For example, in 2008 and into first half of 2009, the credit and capital markets deteriorated significantly and adversely impacted the fair value of our investments.  Future turmoil in the capital markets may result in impairments of the carrying value of our investment assets.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

We may be subject to risks associated with laws, regulations and customer initiatives relating to the environment, conflict minerals or other social responsibility issues.

The Dodd-Frank Wall Street Reform and Consumer Protection Act included disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries (DRC) and procedures regarding a manufacturer’s efforts to prevent the sourcing of such “conflict” minerals.  The implementation of these requirements could affect the sourcing and availability of minerals used in the manufacture of semiconductor devices.  As a result, this could limit the pool of suppliers who can provide us DRC “conflict free” components and parts, and we may not be able to obtain DRC “conflict free” products or supplies in sufficient quantities for our operations.  Also, because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products.

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

We have never paid cash dividends.

We have never paid cash dividends on our shares and do not currently anticipate paying any cash dividends in the foreseeable future.  In March 2015, our board of directors authorized a share repurchase plan of up to $20 million, which we intend to commence during the second quarter of 2015 and to fund with our working capital.  We intend to retain our other earnings for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications.  Any future dividend distributions and share repurchases are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications, future prospects and any other factors deemed relevant by our board of directors.  The distribution of dividends and future share repurchases may also be limited by Israeli law, which permits the use of funds to distribute dividends and repurchase shares only out of retained earnings or otherwise upon the permission of the court.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded primarily on the NASDAQ Global Select Market and also on the Tel Aviv Stock Exchange.  Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Select Market, and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel).  Consequently, the trading prices of our ordinary shares on these two markets often differ.  Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel and its region may disrupt our operations and negatively affect our sales.

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel.  Political, economic and security conditions in Israel directly affect our operations.  Since its establishment, there have been periods with varying levels of severity of unrest and terrorist activity within Israel and at its borders, which still continue to present day, namely the ongoing hostilities between Israel, terrorist groups in the West Bank and Gaza Strip, and in the northern border with Lebanon. In recent years, there have been hostilities along Israel’s border with the Gaza Strip, and missiles were fired from the Gaza Strip into Israel in July and August 2014, including the region where our Kiryat Gat office is located and several of our employees work.  The future effect of this violence on the Israeli economy and our operations is unclear.

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

Our research and development efforts are financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Economy, or OCS.  We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law.  If we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person who transferred OCS-funded technology may be subject to criminal charges and imprisonment. We received research and development grants of approximately $5.4 million in 2014, $5.1 million in 2013 and $5.9 million in 2012, which funded approximately 14%, 16% and 23% of our research and development expenses in 2014, 2013 and 2012, respectively.  In recent years, the Government of Israel has reduced the benefits available under these programs, and these programs may be discontinued or curtailed in the future.  If the Government of Israel discontinues or modifies these programs, or we are unable to comply with the new requirements, our expenses will increase significantly, and our business, financial condition and results of operations could be materially and adversely affected.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of the NASDAQ Stock Market Rules, regarding the director nomination process and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, compensation of officers and quorum at shareholders’ meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated as a limited liability company under the laws of the State of Israel in 1989 as Dan-Serb Ltd. and changed our name to LanOptics Ltd. in March 1990 and to EZchip Semiconductor Ltd. on July 22, 2008.  Until 1999, our principal business was the development, manufacture and marketing of solutions and Internet applications to improve the connectivity and performance of corporate Local Area Networks, or LANs, and Wide Area Networks, or WANs.  In mid-1999, we decided to cease the research and development of new switching products for LANs and to focus on our internal ASIC design team instead.  This team, which had previously developed ASICs for our LAN and WAN products, began work on the development of network processors.  This new business initiative was incorporated as our subsidiary EZchip Technologies in December 1999.

In November 2014, we acquired Tilera Corporation, a privately-held U.S.-based company that develops high-performance multi-core processors, intelligent network interface cards and appliances for high-performance processing solutions for networking.

EZchip is a fabless semiconductor company that provides high-performance data-path processing solutions for a wide range of applications for carrier, cloud and data center networks. EZchip’s broad portfolio of solutions includes network processors, multi-core processors, intelligent network adapters and high-performance appliances with a comprehensive software ecosystem, which scale to terabit performance levels. EZchip’s processing solutions excel at providing high performance and exceptional flexibility coupled with superior integration and power efficiency.

Our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 2069206, Israel, and our telephone number is +972-4-959-6666.  Our website address is www.ezchip.com.  The information on our website is not incorporated by reference into this annual report. Our subsidiary, EZchip Inc., located at 2700 Zanker Road, San Jose, CA 95134, serves as our agent for service of process in the United States.

B.	BUSINESS OVERVIEW

Industry Background

In recent years there has been a significant increase in the bandwidth demands on communications networks. These networks have experienced major upsurges in the volume, variety and complexity of communications traffic.  The expansion of broadband access technologies to residences and businesses, in large part due to growth in Internet usage and the dramatic increase in communications traffic that consists of digital media, have created strong demand for greater network bandwidth. The networks are now being designed to deliver voice, video, numerous data services and applications and high-speed Internet access, “”on one converged, efficient and flexible network.  The numerous applications running over carrier, data center and enterprise networks require network equipment to adapt with evolving market requirements and to be able to provide new services, better quality of service, or QoS, and to support new protocols, applications and standards, at growing performance and throughput rates. Programmable network processors, or NPUs, address these needs.

Network processors are programmable integrated circuits that combine the speed advantages of fixed-function ASIC chips with the programmability and flexibility of microprocessors.  They can accommodate new applications and new protocols, simply by downloading new software.  This combination of performance, speed and flexibility allows equipment suppliers to keep pace with changes, offer new services and extend the lifespan of their products.

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

As carriers gradually migrate to Ethernet-based infrastructure, the various classes of equipment that make up the carrier networks are migrating to Ethernet-centric platforms, including routers, transport switches, and access platforms.  Vendors of these types of systems are the primary target customers for our network processors.  Other target markets include data center appliances that perform functions such as security, load balancing and traffic monitoring and analysis.

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

Multicore processors aggregate multiple processor cores in a chip to provide high performance processing for a variety of applications.  Multicore processors typically offer a software environment consisting of tools and operating systems that provide users with a well-known and easy to use programming environment to flexibly implement a variety of applications.

One of the primary markets for multi-core processors is networking applications where great flexibility and complex processing is required.  This is typical in applications such as security, in particular firewall, intrusion detection and prevention (IDS/IPS), secure virtual private networks (IPsec and SSL), as well as network monitoring, load balancing and more. Recent trends in networking, in particular the advent of virtualization of network services and applications (NFV – Network Functions Virtualization), is also driving usage of multi-core processors that support virtualization for networking applications.

The primary target platforms for multi-core processors in networking applications are special built networking appliances, purpose built intelligent network adapters and blades, and purpose built servers.

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

NPUs are the most suitable for use in networking equipment because of the high throughput and flexibility they provide. NPUs typically maximize current silicon technologies to provide optimal programming flexibility and integration while maintaining high performance.  NPUs are cost effective in light of their advantages.  Within the market for NPUs, there are currently two main classes:

•	Access NPUs - typically with several Gigabit-per-second and up to 20-Gigabit-per-second throughput and used mostly in access equipment.

•	High-speed NPUs - typically with 100-Gigabit and higher throughput and used mostly in carrier edge equipment.

High-speed Carrier Ethernet equipment typically uses a significant number of NPUs.  Systems are often built in a modular, multi-slot chassis.  Each chassis typically consists of 8-16 line cards, with each line card consisting of 1-8 NPUs, so that 8-128 NPUs might be used for a fully populated chassis.  Equipment built in a pizza box form will typically use 1-4 NPUs per box.

Network appliances, intelligent adapters and blades make use of multi-core processors for data-plane and control-plane processing, i.e. the packet processing and application and management processing.  Multicore processors embed more processors and integrate a variety of acceleration techniques as well as interfaces to deal with growing traffic and application complexity.  Multicore processors today typically employ four and up to forty eight CPU cores in a single chip and can offer throughputs that range from few Gigabit per second to eight Gigabit per second, application dependent.

Network appliances, adapters and blades typically use one to four multi-core processors. Some larger appliances and blade systems can make use of a larger number of processors.

Our Solutions

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

Our network processors are single-chip solutions that enable our customers to design high-density, multi-port line cards.  They integrate processing and classification engines, traffic managers, media access controllers, or MACs, and a variety of specialized hardware blocks that accelerate various functions, and as a result, reduce the number of complementary chips required.  This high level of integration benefits networking vendors by reducing the system price, power dissipation, complexity and amount of space required on the board.  These various elements integrated into the NPUs manifest technologies that have been developed over many years through innovations and coupled with intimate understanding of market requirements and provide significant value for our NPUs.

We offer solutions that range in throughput from several Gigabits-per-second to hundreds of Gigabits-per-second, with a focus on high-speed solutions, and with a common architecture.  Our network processors are largely software compatible, making it possible for customers to easily port their network-processor applications among multiple product families based on our NPUs.

Following the completion of the Tilera acquisition, we also sell multi-core processors that were developed by Tilera. Tilera’s multi-core processors employ innovative technologies for efficiently connecting many cores in a single chip, and scaling the performance offered by the multi-core processors as more cores are introduced. In addition, a variety of hardware accelerators accelerate the processing of packets for a variety of applications.

Our multi-core processors offer competitive performance per watt solutions and allow customers to design systems that are high performance as well as power efficient. In addition to offering several grades of multi-core processors ranging from nine cores to seventy-two cores, we offer intelligent network adapters and appliances that use our multi-core processors and are used by customers that focus on software differentiation and are looking for available high performance off-the-shelf hardware.

For all our products, NPUs and multi-core processors, we offer extensive software environments consisting of development tools, reference applications and support for third party software solutions.

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

The NP-4, a 100-Gigabit NPU (total throughput), continues with our distinctive high level integration of functionality into the network processor.  NP-4 offers higher throughput than NP-3 and targets 40-Gigabit, 100-Gigabit and up to 400-Gigabit line-card and pizza box Carrier Ethernet applications.  In addition to its integrated classifiers and traffic managers, the NP-4 includes Ethernet physical layer transceivers, and for some applications may eliminate the need for a separate fabric interface chip.  Integration of these functions, normally performed by separate chips, is intended to further save valuable space on our customers’ cards while reducing system costs and complexity.  NP-4 entered production towards the end of 2011.  The NP-4 network processor is manufactured by TSMC.

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

The NP-5, a 200-Gigabit NPU (total throughput), continues our strategy of increasing NPU integration, performance and functionality to allow networking systems to deliver higher total throughput and greater port density at reduced cost points.  The NP-5 NPU entered production in the fourth quarter of 2014.  We have entered into an agreement with Marvell with regards to the NP-5, which is similar to our agreement with Marvell with regards to the NP-4.

The NPA, in production since late 2010, is a series of network processors targeting Ethernet Access applications.  Several models of the network processors are offered with combinations of 100-Megabit, 1-Gigabit and 10-Gigabit Ethernet ports.  This family of access NPUs applies the technology we developed for our high-speed NPUs to allow building Ethernet access switching systems.

In 2011, we introduced a lower speed device, the NPA-0, which complements our access NPU offerings to also address applications that require low throughput at low price points.  In addition to functions available on NPA, the NPA-0 also integrates a central processing unit, or CPU, that can be used as the system host CPU.  As such, the NPA-0 may serve as a complete system-on-a-chip and provide a cost and power effective solution for small access applications, such as mobile base-station traffic backhauling and branch office routing nodes. The NPA-0 entered production during the second half of 2012.

With the addition of the NPA family of access NPUs, we now offer customers a broad range of NPUs ranging in throughput from several Gigabits to 200 Gigabits, with similar architecture and software that can be ported to multiple product lines.  For our high-speed NPUs (NP-2, NP-3, NP-4 and NP-5) customers typically use the latest and highest performance device for new designs, although designs with the earlier devices continue to ship for several years afterwards.

As a result of our acquisition of Tilera, we also offer a range of multi-core processors and board level solutions:

The TILE-Pro series of network processors was the first series of network processors offered by Tilera.  Most customers have migrated over to the newer TILE-Gx series of network processors.  The TILE-Gx9, 16 and 36 moved to production in 2012 while the TILE-Gx72 moved to production in 2014.  Although a few customers are still using the TILE-Pro, we expect that these products will cease being used in the short term.

The TILE-Gx is offered in four versions that differ in number of cores: TILE-Gx9, TILE-Gx16, TILE-Gx36 and TILE-Gx72 with 9, 16, 36 and 72 cores respectively.  They are based on custom designed 64 bit CPU cores and integrate a variety of hardware blocks to accelerate the classification of packets and a variety of encryption algorithms for security related applications.  We manufacture the TILE-Pro and TILE-Gx processors at TSMC along with several subcontractors that provide the substrate, the packaging and the testing of the finished products.

Evaluation Boards and Network-processor Based Systems

Although our primary business is selling chips, we offer systems based on each of our network processors and multi-core processors.  We offer appliances and network adapters that serve customers that focus and differentiate themselves through software applications and are in need of high-performance networking platforms for their software applications.  In addition, we also offer evaluation systems that are usually required by our customers to enable them to develop and test their EZchip-based systems.

Development Software Toolkits

In order to facilitate our customers’ adaptation of our products, we offer toolkits that assist our customers in creating, verifying and implementing solutions based on our network processors.  These toolkits are used for customers’ product development based on all of our network processors.

To assist our customers in their application development, we also offer a broad library featuring data plane code for a wide range of applications.  These include MPLS (Multi-Protocol Label Switching), IPv4 and IPv6 routing, ACL (Access Control Lists), Network Address Translation, Server Load Balancing and TCP offload.  New code is periodically added to this library. We also offer interoperability for software applications coming from third parties for applications such as DPI (Deep Packet Inspection), IPsec and SSL.

Future Products

In order to maintain our technology leadership position and broaden the solutions we offer, we continuously develop next generation NPU and multi-core devices.

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

The first NPS device will be a 400-Gigabit Layer 2-7 NPU that addresses the market for high-performance intelligent packet processing in Carrier Ethernet and data center networking equipment.  It is expected to provide very high throughput and integrate the key components related to intelligent packet processing, including a many-core array of CPUs optimized for packet processing for Layer 2-3 and 4-7 packet processing, a traffic manager, IPSec security accelerators and pattern matching and regex (regular expression) accelerators.  We currently expect the NPS-400 to sample in late 2015 and be first implemented in customer product prototypes in 2016 with volume customers’ production expected in 2017.

In 2015, following the Tilera acquisition, we began the development of a new class of multi-core CPUs, the TILE-Mx.  The TILE-Mx multi-core processor family will incorporate an unprecedented one hundred ARMv8-A 64-bit cores and is specifically targeted for high-performance network applications and network functions virtualization (NFV).  A special combination of the highest ARM core-count, a highly efficient mesh for linear scaling of the interconnected cores, and powerful market-proven accelerators for packet processing, provide for new multi-core processors tailored to the new network architectures that are evolving towards open hardware platforms, software virtualization and rising traffic loads.

Increasing traffic loads and rising packet processing complexity are putting pressure on available multi-core CPUs for more computer power, higher throughput and greater power efficiency.  EZchip’s TILE-Mx is specifically designed to address these challenges through a highly parallel and optimized architecture, leveraging proven hardware accelerators from EZchip’s market leading network processors and Tilera’s many-core processors with market leading performance-per-watt and linear scaling.  The TILE-Mx is built around the ARMv8-A 64-bit ARM Cortex®-A53 cores, ensuring standard processor architecture with great power efficiency and a large and open software ecosystem readily available for application developers.  The result is a powerful and efficient multi-core processor, optimized for data-path throughput and combining high performance management and control-plane processing.

In recent years, new network paradigms are being explored that are expected to result in networks transitioning in the future to new architectures based on concepts and technologies brought about by network virtualization, Software Defined Networking (SDN) and Network Functions Virtualization (NFV). These paradigms promote network solutions that separate the control plane from the data plane, and the software from the hardware. We believe that while some low performance network applications may use general purpose CPUs to run the control plane and the data plane functions, this approach is not viable for high performance applications in large carrier and data center networks. NPS and TILE-Mx will enable networks to run data-plane functions at high performance in a variety of hardware platforms enabling efficient and scalable networks.  While NPS offers acceleration of the data-plane function only, TILE-Mx accelerates the data-plane and also offers control-plane functionality, thereby providing a more complete processing solution.  On the other hand, through its highly optimized architecture NPS offers extremely high performance, while TILE-Mx offers very high performance, but not at levels offered by NPS.

Technology

In general, a network processor is a programmable integrated circuit used in data communications that is capable of performing one or more of the following functions: packet classification (identifying a packet of data based on known characteristics such as address or protocol), packet modification (modifying the packet to comply with specified protocols), queue/policy management (reflecting the organization and prioritization of the processing of specific packets) and packet forwarding (transmission and receipt of data and forwarding or routing the packet to the appropriate address).  Performance of these functions requires the network processor device to handle identification, classification and processing tasks simultaneously.

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

The TILE-Mx features the integration of an unprecedented 100 ARMv8-A 64-bit CPU cores into a single chip.  Through a special mesh architecture with coherent cache and massive bandwidth that provides linear scaling of application performance, the TILE-Mx provides huge computer power for any data center workload. In order to optimize data-path packet processing of applications, the TILE-Mx also incorporates EZchip’s market-proven hardware-based accelerators, including the industry’s leading traffic manager featuring thousands of queues with traffic shaping, policing and SLA (Service Level Agreements) enforcement, hardware accelerated packet classification and table lookups for millions of flows, statistics updating for millions of counters, pattern matching, cryptography and public-key acceleration.  In addition, the chip boasts an optimized memory architecture with extremely high bandwidth to both the internal and external memories and numerous interfaces for 1GE, 10GbE, 25GbE, 40GbE, 50GbE and 100-Gigabit Ethernet as well as PCI-Express.

We consider the processing flexibility, various hardware accelerators and the ability to implement and integrate the main network processing features into a single chip at high performance as primary advantages of our technology.  We intend to continue to provide this high level of integration in future products under development.

Research and Product Development

Currently, 194 employees, representing approximately 70% of our employees, are engaged in research and development.  Our senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.  Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.

Our research and development expenses, net, were approximately $19.7 million in 2012, $25.8 million in 2013 and $33.6 million in 2014.  We received research and development grants of approximately $5.9 million in 2012, $5.1 million in 2013 and $5.4 million in 2014.

Sales and Marketing

Our objective is to become a leading supplier of high-speed network processors and multi-core processors optimized for networking applications.  To meet this objective, we devote significant resources to securing new customers, preferably leading networking equipment vendors, and we place an emphasis on assisting our existing customers in bringing their products to mass market production.

In general, it takes a customer between 18 to 24 months to design and bring to market a networking product based on our processor chips.  During this design phase, the revenues we recognize are mostly attributable to the sale of evaluation systems and development software toolkits that our customers use to assist in the development of their own products.  As customers move to development of their own boards incorporating our processors, they purchase sample chips from us for testing purposes.  Once their own designs are completed, customers move into the production phase where they begin to manufacture their products.  At this point customers purchase a limited number of processors for the initial production stage.  Depending upon the acceptance of their products in the marketplace and the speed of deployment of projects with them, the customer may or may not increase production.  Volume production of a customer’s product is expected to translate into volume sales of our processors.  We have no direct influence upon the sales and marketing of our customers’ products.

Board level products that we offer, such as intelligent network adapters and appliances, generally result in shorter time to revenue for us since the customer does not need to invest time and resources in developing their own proprietary hardware.  Nevertheless, developing customer’s application software to run on our processors can typically take 12 months until a customer has a production ready system to bring to the market.

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

To facilitate marketing efforts, we have built on our extensive industry exposure through press, conferences and trade shows and have established sales and support offices in California and Massachusetts, as well as local support in China.  Currently, our sales, marketing and support staff consists of 46 professionals and administrative personnel.  This sales force consists of persons with technical training and significant experience in the semiconductor industry.  Sales efforts are augmented by the direct involvement of our senior executives, who work closely with customers to determine product needs.  In some parts of the world our strategy is to work with local marketing channels, including sales agents, resellers and distributors.  These channels are assigned territories of primary responsibility, with exclusive rights in some cases.  We will consider the need for local sales offices when justified by the circumstances.  Our in-house sales and marketing force and the external marketing channels are also responsible for providing local technical support.

Our marketing communications activities include:

•	seminar programs, guest speaker invitations and technical conferences;

•	public relations activities and customer events;

•	technical articles in industry publications and marketing collateral materials; and

•	information exchange on the Internet.

We also work with leading vendors of complementary technologies to provide our customers with fully interoperable solutions.  We provide interoperability with devices from several semiconductor system and software companies, including Broadcom (including through the acquired Dune Networks and NetLogic Microsystems), Mosys, Jumpgen, Noviflow, Qosmos and 6Wind.

Customers

Most of our customers are vendors of networking equipment to which we sell directly or through contract manufacturers or distributors.

Our network processors target the Carrier Ethernet equipment market, particularly the CESR (Carrier Ethernet Switches and Routers) segment from which we derive most of our revenues.  There are seven main players in the CESR segment, of which six are currently customers for our NPUs: Cisco, Juniper, ZTE, Ericsson, Tellabs and Huawei.

•
Cisco has selected a customized version of the NP-3, NP-4 and NP-5 for its principal CESR platforms.  Pursuant to our agreement with Marvell, Marvell is responsible for the manufacturing and selling of the customized version of the NP-3, NP-4 and NP-5 to Cisco and pays us a fixed royalty fee that is comparable to the gross profit we would have generated had we sold the chip directly to Cisco.  Since we do not incur any production costs under this model, sales to Cisco result in a higher gross margin to our company.  Cisco entered production with the NP-3 during the first quarter of 2009 and with the NP-4 at the end of 2011, and accounted for approximately 39% of our 2014 revenues. We expect Cisco, through Marvell, to continue to be our largest customer and the main driver of our revenue growth in the coming years.

•
Juniper Networks, which accounted for approximately 7% of our 2014 revenues, entered production with NP-2 based products in 2006 and was our largest customer until 2010.  In October 2009, Juniper Networks announced its launch of a new family of processors and networking systems incorporating internally developed chips.  As this new family of Juniper Networks products replaces the products that incorporate our NPUs, Juniper Networks is significantly reducing its purchases from us and we expect it will ultimately discontinue its purchases from us.

•	ZTE, which accounted for approximately 15% of our 2014 revenues, became a significant customer in 2010, based on our NP-3 and NP-4. ZTE has also selected the NP-5 for several of its CESR platforms.

•
Our other customers accounted for approximately 39% of our 2014 revenues, mainly from NP-4.  Huawei has developed a product based on our NP-4. However, we believe it offers a lower-end in-house solution in parallel to the high-end NP-4 solution using our network processors.  All our NP-4 customers are now in production and many of them are also in production with their NP-5 systems since late 2014 and early 2015.

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

The TILE-Gx and, when available, the TILE-Mx products target high performance applications in the data center, cloud, enterprise and carrier networks serviced by network appliances, white boxes, NFV servers and application software vendors.  These multi-core processors empower a variety of applications with a complete data and control planes solutions including load balancing, security, network monitoring, NFV and SDN, virtualization, IDS/IPS (Intrusion Detection/Prevention), application recognition and video processing.

Currently, our largest TILE-Gx revenues are derived from Cisco, which uses our processors for video conferencing systems, and Mikrotik, which uses our processors for enterprise routers.  We also serve customers that use our processors in security, network monitoring, lawful interception and various acceleration applications.

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

Currently, Broadcom Corporation and Marvell also provide high-speed network processors that target the metro and access switches, and edge routers.  In addition, Broadcom Corporation and Marvell have released switch ASICs (non-programmable chips) that target these market segments as well.  Agere Systems Inc. (which was acquired by LSI and later sold to Intel) and Wintegra Inc. (which was acquired by PMC-Sierra) are focused on lower speed applications.  Our NPA access NPUs compete with NPUs from these lower speed NPU vendors.  Some customers use FPGAs, mainly from Altera Corporation and Xilinx Inc., to implement packet processing functions and these may be competing solutions as well.  The NPS product lines compete with all these vendors as well as with multi-core processors that target networking equipment from vendors, such as Broadcom, Cavium Networks and other smaller vendors.  Some of our competitors or potential competitors are larger, have significantly greater sales, have greater financial resources and are better known.

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

In the multi-core market we face competition from multi-core CPU vendors such as Broadcom, Cavium and Intel that offer high performance solutions with an extensive software ecosystem.  These competitors hold a significant share of the multi-core CPU market and are significantly larger companies, have significantly greater sales, marketing and financial resources and are better known.

We believe that the principal elements of competition in the market for advanced processors are integration, flexibility, performance and price.  Integration reduces the chip count (the number of chips needed in a given application to achieve the system manufacturer’s design goals), board space, power usage (the watts of electric power required to operate the chip) and ultimately the overall price of a system solution.  Flexibility implies ability to quickly address changing market processing requirements through programming and downloading of new code to the processor.  Performance and price are crucial to achieve high throughput and port-count within a given budget of space, power and cost.

Our research and development efforts seek to maximize integration, performance and programming flexibility while minimizing production costs.  Our ability to compete depends largely upon our ability to offer better performance than our competitors.

Some of our network processor competitors’ products use separate chips for traffic management or provide lesser functionality flexibility or throughput.  When compared to the non-programmable ASIC solutions, we believe that our network processors bring flexibility that addresses customers’ needs to support new applications, especially in Carrier Ethernet equipment, at a reasonable price differential when compared to the price of ASIC solutions.  FPGAs, in particular when used for high-speed packet processing solutions, usually provide less integration of features at a higher cost as compared to network processors.

Our experience in developing several generations of network processors with integrated traffic managers, as well as working closely with leading carrier equipment vendors has enabled us to develop the expertise and gain deep understanding of our target systems, their requirements and how they are best addressed.  We believe this represents a considerable barrier of entry for potential competitors.

We believe our multi-core CPUs, in particular the TILE-Mx when it becomes available, will offer greater performance and higher integration than competing multi-core CPUs, through the focus and optimization on data-plane processing that we have built into their design.  We also believe they will feature unique functionality such as an integrated hardware-based elaborate traffic management that will provide an advantage for some of our target markets and applications.

While we believe that our processors surpass the known products of our competitors in some characteristics, there can be no assurance that our products will retain their differentiation or competitive edge for any specific period of time.

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

Following the Tilera acquisition, we hold a portfolio of approximately 35 U.S. registered patents, as well as several pending patents, related to technologies employed in our processors.

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

TSMC manufactures our NP-2 line of products using the 0.13 micron process, the special version of our NP-3 NPU, which we developed with Marvell, and the NPA family of products, using the 90 nanometer process.  IBM manufactures our NP-3 line of products using the 90 nanometer process.  TSMC also manufactures the NP-4 using the 55 nanometer process and the NP-5 using the 28 nanometer process, and the TILE-Pro and TILE-Gx (40 nanometer) products.  Generally, we work with TSMC through third parties that coordinate and assume responsibility for the manufacturing process.  For the TILE-Pro and TILE-Gx (40 nanometer) products, we also work directly with TSMC and several sub-contractors to get finished and tested goods that we ship to customers.

We expect that all of our products will be single sourced from fabrication facilities and any late delivery or failure to deliver products could result in delays in satisfying customer demand, increased costs and loss of revenues.

We have been awarded ISO 9001:2008 certification.

C.	ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel.  We have three significant wholly owned subsidiaries: EZchip Technologies Ltd., a corporation organized under the laws of the State of Israel, and EZchip Inc. and EZchip Semiconductor Inc. (formerly known as Tilera Corporation), corporations incorporated under the laws of the State of Delaware.

D.	PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property.  Our principal development, marketing and administrative facilities occupy approximately 34,500 square feet of a building in Yokneam, Israel, at an aggregate rental cost of approximately $514,000 in 2014.  The lease for our principal offices expires in January 2016.

We occupy approximately 8,500 square feet of a building in Kiryat Gat, Israel, at an aggregate annual rental cost of approximately $110,000.  The lease expires in October 2015, and we have an option to extend the lease for an additional five years.

We have operating lease agreements for rental spaces in the United States that escalate over the lives of the leases. We expense the escalating lease payments using the straight-line method over the lives of the operating leases, which results in an accrued liability on the consolidated balance sheets. The aggregate rental cost for these two offices was approximately $154,000 in 2014.

Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business.  These purchases totaled $913,000 in 2012, $1,432,000 in 2013 and $698,000 in 2014.  Our capital expenditures in the three years ended December 31, 2014 were spent primarily for the procurement of research and development hardware equipment and software tools.

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

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

We generate our revenues mainly from sales of processors and from the sales of processor-based systems, software tools, maintenance and support services.

Revenues from processors and processor-based systems are recognized upon shipment in accordance with ASC 605 “Revenue Recognition,” when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.  Generally, we do not have any significant obligations after delivery.  We do not grant a right of return to our customers.  In addition, if a sale does not meet all of the criteria, the sale is deferred until all criteria are met.

In certain instances, we sell processor-based systems together with software tools and maintenance and support services.  In these cases, we comply with the requirements set forth in No. ASC 605-25 “Revenue Recognition,” relating to the separation of multiple deliverables into individual accounting units with determinable fair values.  Revenues from such software tools and maintenance were immaterial during the years ended December 31, 2012, 2013 and 2014.

In 2006, 2010 and 2012, we signed agreements with Marvell according to which Marvell manufactures and sells customized versions of our NP-3, NP-4 and NP-5 network processors to Cisco and pays us royalties for each chip it sells to Cisco.  Royalty revenue is recorded in accordance with ASC No. 605-45-45, “Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent,” on a net basis.  In accordance with the agreements with Marvell, Marvell sends us royalty reports, once a month, which reflect the prior month’s sales.  Accordingly, we recognize royalty revenues in the month that follows the month in which the sales are made by Marvell.

Inventory Valuation

We state our inventories at the lower of cost or market price.  In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels.  Inventory write-offs are provided for slow-moving items or technological obsolescence and are recorded in the consolidated statements of operations.  Once inventory is written down, a new cost basis is established for future periods.  During the years ended December 31, 2012, 2013 and 2014, the inventory write downs were immaterial.

Goodwill

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

In accordance with ASC No. 350 "Intangible – Goodwill and Other" we perform an annual impairment test at December 31 of each year. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

We operate in one operating segment and such segment comprises our only reporting unit. During the years ended December 31, 2012, 2013 and 2014, no impairment losses were found.

Equity-based Compensation Expense

We account for equity-based compensation in accordance with ASC No. 718 “Compensation-Stock Compensation,” which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors.  Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods or during the period with performance conditions are estimated to be satisfied, net of estimated forfeitures. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited.  If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted.

We measure the fair value of our options using the Black-Scholes-Merton option pricing model.  The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.  Expected volatility was calculated based upon actual historical stock price movements.  The expected term of options granted was calculated using the simplified method (being the average between the vesting periods and the contractual life of the options in accordance with SAB 110).  The risk-free interest rate is based on the U.S. Treasury yield curve of bonds with an equivalent term to the expected life of the options.  We have historically not paid dividends and currently have no intention to pay dividends in the foreseeable future.

Marketable Securities

We account for our investments in marketable securities in accordance with ASC No. 320 “Investments - Debt and Equity Securities.”  We determine the classification of marketable securities at the time of purchase and reevaluate such designations as of each balance sheet date.  We classify all of our marketable securities as designated available-for-sale.  Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a separate component of shareholders’ equity, accumulated other comprehensive income (loss).  Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification basis for determining the cost of securities.  The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discount to maturity.  Such amortization, together with interest on securities, is included in the financial income, net.

We recognize an impairment charge when a decline in the fair value of the available-for-sale marketable securities below the cost basis is judged to be other-than-temporary. We consider various factors in determining whether to recognize an impairment charge, including the length of time the investment has been in a loss position, the extent to which the fair value has been less than the cost basis, the investment’s financial condition and the near-term prospects of the issuer. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of comprehensive income is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2012, 2013 and 2014, we did not record any other-than-temporary impairment loss with respect to our available-for-sale marketable securities.

Impairment of long-lived assets and intangible assets subject to amortization

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.  The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives.  Some of the acquired intangible assets are amortized over their estimated useful lives in proportion to the economic benefits realized.  This accounting policy results in accelerated amortization of such customer relationships as compared to the straight-line method.  All other intangible assets are amortized over their estimated useful lives on a straight-line basis.

Intangible assets primarily represent acquired intangible assets, including technology, customer relationships and backlog. We amortize our intangible assets over their useful lives using a method that reflects the pattern in which the economic benefits life of the intangible assets are consumed or otherwise used up, in accordance with ASC 350.

During the years 2012, 2013 and 2014, no impairment losses were identified.

Results of Operations

The following table presents, for the periods indicated, information concerning our results of operations.

	Year Ended December 31,
	2012	2013	2014
	(in thousands, except per share data)
Revenues	$54,707	$70,850	$83,989
Costs of revenues	9,118	12,022	19,075
Gross profit	45,589	58,828	64,914
Operating expenses:
Research and development, net	19,736	25,815	33,621
Sales, general and administrative	12,634	13,363	23,504
Total operating expenses	32,370	39,178	57,125
Operating income	13,219	19,650	7,789
Financial income, net	2,432	2,048	1,369
Net income	15,651	21,698	9,158
Basic net income per share	$0.56	$0.76	$0.31
Diluted net income per share	$0.54	$0.74	$0.31

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenues

We generate our revenues from sales of network processor chips, network processor-based systems, software tools and services.  For the year ended December 31, 2014, revenues increased by $13.1 million, or 19%, to $84.0 million from $70.9 million for the year ended December 31, 2013.  Cisco accounted for $32.4 million (39% of revenues) in 2014, compared to $27.6 million (39% of revenues) in 2013.  The majority of revenues from Cisco are generated through Marvell, which manufactures and sells customized versions of our NP-3, NP-4 and NP-5 processors to Cisco and pays us royalties for each chip it sells to Cisco.  We recognize revenues on account of such sales on a net basis.  The increase in sales to Cisco is mainly attributable to its ramp up of existing and new platforms, using our NP-4 and NP-5 processors. Juniper Networks accounted for $5.9 million (7% of revenues) in 2014, compared to $13.7 million (19% of revenues) in 2013.  ZTE Corporation accounted for $12.9 million (15% of revenues) in 2014, compared to $10.6 million (15% of revenues) in 2013.  Our other customers as a group accounted for $32.8 million (39% of revenues) in 2014, compared to $19.0 million (27% of revenues) in 2013.

Cost of Revenues

Cost of revenues consists primarily of the cost of processor chips purchased from contract manufacturers or chips manufactured using various supply chain subcontractors, the cost of processor-based systems, labor costs and other supply chain management, facilities related costs.  For the year ended December 31, 2014, our cost of revenues increased by $7.1 million, or 59%, to $19.1 million (23% of revenues) from $12.0 million (17% of revenues) for the year ended December 31, 2013.  The increase in cost of revenues was mainly attributable to the increase in revenues and to amortization of purchased intangible assets of “technology” during 2014, resulting from the Tilera acquisition.

Gross Profit

For the year ended December 31, 2014, our gross profit increased by $6.1 million, or 10%, to $64.9 million (77% of revenues) from $58.8 million (83% of revenues) for the year ended December 31, 2013. This increase in gross profit was mainly attributable to the increase in revenues.  The decrease in gross profit as a percentage of revenues is mainly the result of product and customer mix and amortization of purchased intangible assets of “technology” during 2014.

Research and Development Expenses, Net

Research and development expenses consist primarily of the salaries and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs).  Since April 1, 2006, we have received research and development participation grants from the OCS.  For the year ended December 31, 2014, research and development expenses increased by $8.1 million, or 26%, to $39.0 million (excluding OCS grants of $5.4 million) from $30.9 million (excluding OCS grants of $5.1 million) for the year ended December 31, 2013.  The increase in research and development expenses was mainly attributable to higher labor costs resulting primarily from an increase in the number of research and development employees, as well as to higher external engineering design services (non-recurring engineering costs).

Sales, General and Administrative Expenses

Sales, general and administrative expenses consist primarily of salaries and benefits, commissions to third party sales representatives, participation in trade shows, travel expenses, as well as legal, accounting, acquisition related costs, amortization of purchased intangible assets and other administrative costs.  For the year ended December 31, 2014, such expenses increased by $10.1 million, or 76%, to $23.5 million from $13.4 million for the year ended December 31, 2013.  The increase was primarily attributable to the acquisition related costs and to higher labor and related costs resulting primarily from an increase in the number of employees.

Financial Income, Net

Financial income, net reflects the income or expenses from traditional interest income or financing expenses and from exchange rate fluctuations and currency translation.  For the year ended December 31, 2014, net financial income decreased by $0.6 million to $1.4 million from net financial income of $2.0 million for the year ended December 31, 2013.  This decrease was mainly attributable to higher levels of cash, cash equivalents, deposits and marketable securities with lower yields and interest rates in the 2014 period.

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

We had aggregate operating tax loss carryforwards of approximately $84.4 million as of December 31, 2014 ($58.0 million of which relate to our company, $10.4 million to our subsidiary, EZchip Inc, and $16.0 million to our subsidiary, EZchip Semiconductor Inc.).

EZchip Inc. is subject to U.S. income taxes.  Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses before utilization.

We and EZchip Technologies have accumulated capital loss carryforwards in the amount of $29 million.

To prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate.  This process involves estimating our actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax and accounting purposes.  These differences result in deferred tax assets and liabilities. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. See Notes 2n and 13 to our consolidated financial statements for further information regarding our taxes.

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

Impact of Currency Fluctuation

A significant portion of the cost of our Israeli operations, mainly personnel costs, is incurred in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  Also, NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we use hedging techniques, we cannot eliminate the effects of currency fluctuations.  Exchange rate fluctuations resulting in a devaluation of the U.S. dollar compared to the NIS could have a material adverse impact on our operating results and share price.  See Note 15 to our consolidated financial statements.  See also discussion in Item 11. “Quantitative and Qualitative Disclosures About Market Risk.”

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

Working Capital; Cash, Cash Equivalents; Short-Term Deposits and Marketable Securities

As of December 31, 2014, we had $149.4 million in working capital and $143.8 million in cash, cash equivalents, short-term deposits and marketable securities, compared to $203.1 million in working capital and $197.9 million in cash, cash equivalent, short-term deposits and marketable securities as of December 31, 2013 and $170.6 million in working capital and $163.0 million in cash, cash equivalents, short-term deposits and marketable securities as of December 31, 2012.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$29,706	$37,567	$28,711
Net cash used in investing activities	(16,789)	(33,742)	(23,518)
Net cash provided by financing activities	12,890	1,363	2,019
Increase in cash and cash equivalents	25,807	5,188	7,212
Cash and cash equivalents — beginning of year	19,056	44,863	50,051
Cash and cash equivalents — end of year	$44,863	$50,051	$57,263

Net cash provided by operating activities was approximately $28.7 million for the year ended December 31, 2014, compared with net cash provided by operating activities of approximately $37.6 million for the year ended December 31, 2013 and approximately $29.7 million for the year ended December 31, 2012.  The decrease in cash flows from operating activities in 2014 compared to 2013 resulted from the working capital adjustments and transaction expenses related to the Tilera acquisition during 2014. The improvement in cash flows from operating activities in 2013 compared to 2012 resulted from the increase in operating income during 2013.  Other than the transaction expenses related to the Tilera acquisition during 2014, there was no material change in the mix or type of expenses incurred in operating activities from 2012 through 2014.

Net cash used in investing activities was approximately $23.5 million for the year ended December 31, 2014.  Of such amount, approximately $23.9 million, net, was provided by redemption and maturity of deposits and marketable securities, approximately $41.6 was used in the Tilera acquisition, approximately $5.1 million was used to purchase technology and approximately $0.7 million was used to purchase property and equipment.  Net cash used in investing activities was approximately $33.7 million for the year ended December 31, 2013.  Of such amount, approximately $30.3 million, net, was used to purchase marketable securities and for investment in short term deposits, approximately $1.8 million was used to purchase technology and approximately $1.6 million was used to purchase property and equipment.  Net cash used in investing activities was approximately $16.8 million for the year ended December 31, 2012.

For the years ended December 31, 2014, 2013 and 2012, net cash provided by financing activities was $2.0 million, $1.4 million and $12.9 million, respectively.  These amounts were attributable to proceeds from the exercise of employee stock options.

We believe that our available cash, cash equivalents, short term deposits and marketable securities balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Currently, 194 employees, representing approximately 70% of our employees, are engaged in research and development.  Our senior executives devote a substantial portion of their time in communicating with customers to determine what product needs should be addressed.

Since April 2006, our research and development efforts have been financed, in part, through grants from the OCS.  The following table sets forth our research and development expenses for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Research and development expenses	$25,599	$30,895	$39,025
Less Office of the Chief Scientist grants	5,863	5,080	5,404
Research and development expenses, net	$19,736	$25,815	$33,621

D.	TREND INFORMATION

See Item 4B. “Information on the Company – Business Overview” and the discussion in Item 5A. “Operating Results and Financial Review and Prospects – Operating Results.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

    The following table summarizes our contractual obligations as of December 31, 2014 and the effect that such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$4,424	$2,850	$1,499	$75	$--
Purchase commitments	$2,711	$2,711	--	--	--
Uncertain income tax position (1)	233	--	--	--	--
Severance pay (2)	7,815	--	--	--	--
Total (3)	$15,183	$5,561	$1,499	$75	$--
_________
(1)	Uncertain income tax position under FASB ASC 740, “Income Taxes,” is due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.
(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law.  These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $0.7 million is unfunded.

(3)
Does not include contingent obligation to pay royalties to the Israeli office of Chief Scientist in the amount of $21.5 million, as of December 31, 2014. See Item 10 “Taxation – Israeli tax Considerations, Foreign Exchange Regulations and Investment Programs – Law for Encouragement of research and Development in the Industry, 1984”, see also Note 11b to our consolidated financial statements for further information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position(s)
Benny Hanigal (1)	65	Chairman of the Board
Eli Fruchter (1)(2)	59	Director, President and Chief Executive Officer
Dror Israel	46	Chief Financial Officer
Amir Eyal	55	Vice President – Business Development of EZchip Technologies
Ran Giladi (1)(3)	60	Director
Joel Maryles (1)	55	Director
Karen Sarid (3)(4)	64	Director
Shai Saul (1)(3)(4)(5)	53	Director
David Schlachet (2)(3)(4)(5)	69	Director
___________________
(1)	Member of our Strategy Committee.
(2)	Member of our Risk Management Committee.
(3)	“Independent Director” under rules of the Securities and Exchange Commission, NASDAQ Stock Market Rules and the Israeli Companies Law (see explanation below)
(4)	Member of our Audit Committee and Compensation Committee.
(5)	“Outside Director” within the meaning of the Israeli Companies Law (see explanation below)

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

Prof. Ran Giladi has served as a director of our company since December 2001.  Prof. Giladi is a faculty member of Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1996 until 2000 and from 2010 until 2012, as well as serving as vice-Dean of the Faculty of Engineering Sciences from August 2008 until July 2011.  Prof. Giladi has been a Venture Partner of DFJ Tel Aviv Venture Partners, an Israeli technology-focused venture capital fund since 2011, and served in a similar capacity in two preceding venture capital funds (DFJ TFV III and TFV II) from 2004.  Prof. Giladi was the active Chairman of DiskSites, Inc., which was acquired by Expand Networks Ltd. in 2006.  Prof. Giladi co-founded InfoCyclone Inc. and was its President and Chief Executive Officer from 2000 until 2002.  Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986.  Prof. Giladi holds a B.Sc. degree in Physics and an M.Sc. degree in Biomedical Engineering, both from the Technion - Israel Institute of Technology, and an LL.B degree in Law and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

Joel Maryles has served as a director of our company since December 2014 and has held numerous senior positions in the financial sector over the past three decades.  Since January 2015, Mr. Maryles has been a Venture Partner at OurCrowd, a crowdfunding platform for accredited investors to invest in Israeli and global companies. Since 2014, Mr. Maryles has served as a director of Radware Ltd., a Nasdaq-listed company focused on application delivery and network security products.  From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded.  From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney.  From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including Managing Director focused on Israeli technology and healthcare transactions. Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors.  Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. degree from the University of Chicago.

Karen Sarid has served as a director of our company since December 2001 and is a member of our Audit Committee and Compensation Committee.  Ms. Sarid serves as VP Beauty and Dental Business of Syneron Medical Israel since March 2014. Ms. Sarid also serves as Active Chairman of Hairstetics, a company in the field of hair restoration, since January 2014. Ms. Sarid served as President of Alma Lasers Ltd from January 2012 until August 2013. Ms. Sarid served as President and General Manager of Syneron Medical Israel from 2009 to 2010.  Ms. Sarid served as the General Manager of Galil Medical Israel from 2007 to 2009.  Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market. Prior to that and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd.  From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that was listed on the NASDAQ Stock Market.  Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996. Ms. Sarid also serves as a director of Oridion Systems Ltd. and Gilat Satellite Networks Ltd.  From September 2012, Ms. Sarid also serves as a director and a member of the audit committee of Medical Compression Systems (MCS). Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

Shai Saul has served as a director of our company since December 2006 and is a member of our Audit Committee and Chairman of our Compensation Committee.  Mr. Saul has served as Founder and General Partner of DFJ Tel Aviv Venture Partners, an Israeli technology-focused venture capital fund since 2011.  Mr. Saul served in similar capacities in two preceding venture capital funds (DFJ TFV III and TFV II) since 1999.  From 2000 to 2009, Mr. Saul served as Chairman of CopperGate Communications, a developer of chips for the in-home broadband connectivity (acquired by Sigma Designs, NASDAQ: SIGM), and during 2001, he served as CopperGate’s Chief Executive Officer. From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN, acquired by SafeNet). From 1993 to 1994, Mr. Saul served as Chief Executive Officer of Ganot Ltd., a cleantech company.  Mr. Saul also serves as a director of Superfish and board observer at Doat Media, among others.  His past investments and board positions include Native Networks, a developer of carrier-class optical Ethernet transport solutions (acquired by Alcatel, NYSE: ALU), Allot Communications (NASDAQ: ALLT), a provider of bandwidth management solutions, Wave Systems, a fables developer of authentication chips (NASDAQ: WAVX), and Voltaire, a developer of scale-out solutions for high performance data centers (NASDAQ: VOLT, acquired by Mellanox, NASDAQ: MLNX). Mr. Saul holds an LL.B. degree from Tel Aviv University.

David Schlachet has served as director of our company since September 2005 and is the Chairman of our Audit Committee and a member of our Compensation Committee.  Mr. Schlachet served as Chief Executive Officer of Syneron Medical Ltd. from November 2005 to May 2007, after having served as its Chief Financial Officer from July 2004 to November 2005. From January 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in life sciences.  From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. Mr. Schlachet also served as an active Chairman of Elite Industries Ltd.  From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science.  Mr. Schlachet serves as a director of Syneron Medical Ltd. and Mazor Robotics Ltd., both of which are NASDAQ-listed companies, and as a director of BioCancell Therapeutic and Taya Investment Company Ltd., which are traded on the Tel Aviv Stock Exchange.  From December 2008 to December 2012, Mr. Schlachet served as a director and audit committee member of the Tel Aviv Stock Exchange and as a director of the Tel Aviv Stock Exchange Clearing House and Maof Clearing House. Since October 2010, Mr. Schlachet also serves as Chairman of CellCure Neurosciences Ltd., a privately-held biotechnology company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. degree  from Tel-Aviv University.

There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid during 2014 to all of our directors and executive officers as a group (nine persons) for services in all capacities was approximately $862,000. This amount includes amounts set aside to provide pension, retirement or similar benefits for directors and officers of our company, pursuant to any existing plan provided or contributed to by us, in the amount of approximately $98,000. This aggregate amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses and benefits commonly reimbursed or paid by companies in Israel.  All our executive officers work full time for us.

During the year ended December 31, 2014, we paid each of our outside directors approximately $3,400 per quarter and approximately $500 per meeting attended.  Our other non-executive directors did not receive any cash compensation during 2014, except for Mr. Benny Hanigal.  We pay Mr. Hanigal a $3,000 monthly fee for his service as Chairman of our Board of Directors.

During 2014, we paid our executive director, Mr. Eli Fruchter, who also serves as the President and Chief Executive Officer of the company and EZchip Technologies, a monthly gross salary of NIS 76,880 (approximately $20,000).

The table below sets forth the compensation paid to our Chief Executive Officer and the next four most highly-compensated executive officers during or with respect to the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)

Name(2)	Position	Salary Cost(3)	Value of Equity Awards(4)	Other Compensation	Total
Eli Fruchter	Chief Executive Officer	$362	$1,134	$1	$1,497
Rob O'Hara	VP Sales	$429	$503	$2	$934
Dror Israel	CFO	$209	$505	$41	$755
Amir Eyal	VP Business Development	$218	$505	$28	$751
Guy Koren	VP Technology and CTO	$211	$505	$35	$751

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All current executive officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2014.

(3)
Amounts reported in this column include base salary and benefits, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014 with respect to equity-based compensation granted to the Covered Executive.

We follow Israeli law and practice, instead of the NASDAQ Stock Market Rules requirements, regarding the compensation of our executive officers.  See Item 16G. “Corporate Governance.”

C.	BOARD PRACTICES

Election of Directors

Our board of directors currently consists of seven members.  Under our articles of association, the board is to consist of between three and fourteen members, with the number fixed from time to time by our shareholders.

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

Messrs. Shai Saul and David Schlachet serve as our outside directors under the Israeli Companies Law.  Mr. Saul’s term will expire in 2015 and Mr. Schlachet’s term will expire in 2017, following which their service as an outside director may each be extended for additional three-year terms.

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

D.	EMPLOYEES

As of March 15, 2015, we had 281 employees. The following table presents the number of our employees categorized by activity as of December 31:

	As of December 31,
	2012	2013	2014
Operations	9	9	17
Research and development	150	162	200
Sales and marketing	21	20	46
General and administrative	9	8	18
Total	189	199	281

The following table presents the number of our employees categorized by geographic location as of December 31:

	As of December 31,
	2012	2013	2014
Israel	177	187	183
United States	8	9	80
Europe	1	1	3
China and Japan	3	2	15
Total	189	199	281

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

All of our Israeli employees are covered by life and/or pension insurance policies providing customary benefits to employees, including retirement and severance benefits.  Pursuant to an order issued in December 2007 by the Israeli Minister of Economy, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers’ organizations) apply to all employees in Israel, including our Israeli employees.  According to such provisions, all employees employed for at least six months are entitled to pension benefits to be funded by preset monthly contributions of the employee and the employer.  We contribute 13.3%-14.3% of base wages to such plans and the employees contribute between 5.0% to 7% of their base wages.  We also contribute 7.5% of base wages to certain “professional education” funds for our employees and they contribute 2.5% of base wages.  Our contribution is limited to the maximum amounts that are not considered taxable income to the employee.  Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  The payments to the National Insurance Institute are determined progressively in accordance with wages.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

None of our directors and executive officers beneficially owns more than 1% of our outstanding shares, other than Eli Fruchter, a member of our Board of Directors and President and Chief Executive Officer.

The following table sets forth certain information regarding the ownership of our ordinary shares by Mr. Fruchter and all of our directors and executive officers as a group as of March 20, 2015.  The information in the table below is based on 29,953,462 ordinary shares outstanding as of March 20, 2015.

Name	Number of Shares(1)	Percent
Eli Fruchter (2)	668,524	2.23%
All directors and executive officers as a group (9 persons)(3)	1,024,743	3.4%
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

(2)
Based on information available to the company.  Includes 4,968 restricted share units that vest within 60 days of the date of this table.  The address for Mr. Fruchter is c/o EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 2069206, Israel.

(3)	As of March 20, 2015 all directors and executive officers as a group (9 persons) held 17,093 restricted share units that vest within 60 days of the date of this table.

As of December 31, 2014, our executive officers and directors as a group held options to purchase an aggregate of 136,259 of our ordinary shares.  The weighted average exercise price of these options was $13.8 and their expiration dates ranged from July 2015 to September 2016.  As of December 31, 2014, our executive officers and directors as a group held an aggregate of 157,046 restricted share units.

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

As of December 31, 2014, 667,241 ordinary shares were available for future issuances under the 2003 Israel Plan, which amount is reduced by one share for each award that we grant under the plan.

As of December 31, 2014, options to purchase an aggregate of 281,763 ordinary shares were outstanding under the 2003 Israel Plan, with a weighted average exercise price of $14.92 per share and expiration dates ranged from February 2015 to October 2016. In addition, as of December 31, 2014, 1,048,226 RSUs were outstanding under the 2003 Israel Plan.

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

As of December 31, 2014, 193,263 ordinary shares were available for future issuance under the 2007 U.S. Plan, which amount is reduced by one share for each award that we grant under the plan.

As of December 31, 2014, options to purchase an aggregate of 37,050 ordinary shares were outstanding under the 2007 U.S. Plan, with a weighted average exercise price of $13.95 per share and expiration dates of  February 2016.  In addition, as of December 31, 2014, 100,514 RSUs were outstanding under the 2007 U.S. Plan.

Amended and Restated 2009 EZchip Semiconductor Ltd. Equity Incentive Plan

In November 2014, we adopted the Amended and Restated 2009 EZchip Semiconductor Ltd. Equity Incentive Plan, or the 2009 Plan, which amended and restated the plan originally adopted in November 2009.  The 2009 Plan is administered by our Board of Directors or a committee of the Board that is delegated authority to act as the administrator.  Under the 2009 Plan, we may grant restricted share units, or RSUs, and options to purchase our ordinary shares to employees, directors, consultants, advisers and service providers of our company and subsidiaries.

As of December 31, 2014, 194,124 ordinary shares were available for future issuance under the 2009 Plan, which amount is reduced by one share for each award that we grant under the plan.

As of December 31, 2014, 617,339 RSUs were outstanding under the 2009 Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information as of March 20, 2015 (unless otherwise indicated below) for each shareholder known to us to beneficially own more than 5% of our outstanding ordinary shares.  The information in the table below is based on 29,953,462 ordinary shares outstanding as of March 20, 2015.  Each of our outstanding ordinary shares has identical rights in all respects.

Name	Number of Shares(1)	Percent
Harel Insurance Investments and Financial Services Ltd. (2)	1,893,592	6.32%
Psagot Investment House Ltd. (3)	1,772,382	5.92%
Migdal Insurance & Financial Holdings Ltd. (4)	1,695,091	5.66%
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

(2)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2015.  The address of Harel Insurance Investments and Financial Services Ltd. is Harel House, 3 Aba Hillel Street, Ramat Gan 52118, Israel.

(3)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 18, 2015. The address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(4)
Based on Schedule 13G filed with the Securities and Exchange Commission on February 10, 2015. The address of Migdal Insurance & Financial Holdings Ltd. is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

Significant Changes in the Ownership of Major Shareholders

Harel Insurance Investments & Financial Services Ltd.  On June 9, 2014, Harel Insurance Investments & Financial Services Ltd. filed a Schedule 13G with the Securities and Exchange Commission reporting that as of May 31, 2014 Harel Insurance Investments & Financial Services Ltd. had beneficial ownership of 6.01% of our ordinary shares.  On February 12, 2015, Harel Insurance Investments & Financial Services Ltd. filed a Schedule 13G/A with the Securities and Exchange Commission reporting that as of December 31, 2014 Harel Insurance Investments & Financial Services Ltd. had beneficial ownership of 6.4% of our ordinary shares.

Psagot Investment House Ltd.  On September 11, 2013, Psagot Investment House Ltd. filed a Schedule 13G with the Securities and Exchange Commission reporting that as of September 3, 2013 Psagot Investment House Ltd. had beneficial ownership of 5.01% of our ordinary shares.  On February 19, 2014, Psagot Investment House Ltd. filed a Schedule 13G/A with the Securities and Exchange Commission reporting that as of December 31, 2013 Psagot Investment House Ltd. had beneficial ownership of 5.61% of our ordinary shares.  On February 18, 2015, Psagot Investment House Ltd. filed a Schedule 13G/A with the Securities and Exchange Commission reporting that as of December 31, 2014 Psagot Investment House Ltd. had beneficial ownership of 6.03% of our ordinary shares.

Migdal Insurance & Financial Holdings Ltd. On May 29, 2014, Migdal Insurance & Financial Holdings Ltd. filed a Schedule 13G with the Securities and Exchange Commission reporting that as of May 20, 2014, Migdal Insurance & Financial Holdings Ltd. had beneficial ownership of 5.19% of our ordinary shares.  On July 10, 2014, Migdal Insurance & Financial Holdings Ltd. filed a Schedule 13G with the Securities and Exchange Commission reporting that as of July 1, 2014 Migdal Insurance & Financial Holdings Ltd. had beneficial ownership of 4.98% of our ordinary shares.  On October 19, 2014, Migdal Insurance & Financial Holdings Ltd. filed a Schedule 13G with the Securities and Exchange Commission reporting that as of October 9, 2014 Migdal Insurance & Financial Holdings Ltd. had beneficial ownership of 5.067% of our ordinary shares.  On February 10, 2015, Migdal Insurance & Financial Holdings Ltd. filed a Schedule 13G with the Securities and Exchange Commission reporting that as of December 31, 2014 Migdal Insurance & Financial Holdings Ltd. had beneficial ownership of 5.77% of our ordinary shares.

Parnassus Investments.  On February 12, 2015, Parnassus Investments filed a Schedule 13G/A with the Securities and Exchange Commission reporting that as of December 31, 2014 Parnassus Investments had beneficial ownership of less than 5% of our ordinary shares.

FMR LLC.  On February 12, 2015, FMR LLC filed a Schedule 13G/A with the Securities and Exchange Commission reporting that as of December 31, 2014 FMR LLC had beneficial ownership of less than 5% of our ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 26, 2015, there were 33 holders of record of our ordinary shares, including 26 holders of record residing in the United States holding approximately 97.7% of the aggregate 30,422,728 ordinary shares outstanding as of such date.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 97.6% of our outstanding ordinary shares as of such date).

B.	RELATED PARTY TRANSACTIONS

None.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See the consolidated financial statements included under Item 18 “Financial Statements.”

Export Sales

See Note 14 to the consolidated financial statements.

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

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2014.

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

Annual Share Price Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 1, 2011) and the NASDAQ Global Market (for periods from January 2009 through December 31, 2010) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2010	$29.73	$11.62	$29.49	$11.78
2011	$37.85	$26.55	$37.38	$25.17
2012	$46.79	$27.02	$45.85	$27.76
2013	$35.65	$21.25	$35.25	$21.29
2014	$29.12	$18.19	$29.00	$18.09

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low

2012
First quarter	$45.75	$28.41	$45.85	$28.42
Second quarter	$46.79	$34.23	$45.20	$35.10
Third quarter	$40.34	$27.02	$40.51	$27.76
Fourth quarter	$38.91	$30.07	$39.84	$30.21

2013
First quarter	$35.65	$21.80	$35.25	$22.53
Second quarter	$29.53	$21.25	$29.24	$21.29
Third quarter	$32.79	$21.30	$32.85	$22.05
Fourth quarter	$28.75	$22.09	$28.75	$22.12

2014
First quarter	$29.12	$23.54	$29.00	$23.70
Second quarter	$26.99	$22.02	$26.48	$22.77
Third quarter	$28.50	$23.51	$28.48	$23.01
Fourth quarter	$25.08	$18.19	$25.15	$17.85

2015
First quarter (through March 23, 2015)	$22.30	$18.53	$22.13	$18.36

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2014	$25.08	$19.96	$25.15	$20.39
November 2014	$22.14	$18.40	$21.79	$18.09
December 2014	$20.45	$18.19	$20.00	$17.85
January 2015	$19.67	$18.54	$19.52	$18.36
February 2015	$22.05	$18.53	$21.82	$18.84
March 2015 (through March 23, 2015)	$22.30	$19.40	$22.13	$19.39

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

See Item 9A. “The Offer and Listing - Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSE OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

On April 12, 2006, EZchip Technologies and Marvell entered into a Technology Development, License and Manufacturing Agreement, which was amended in September 2006, September 2009 and in August 2012 (twice).  In addition, EZchip Technologies, Marvell and Cisco entered into Business Term Agreements in 2006, in 2010 and in September 2012.  Pursuant to the agreements with Marvell and Cisco, Marvell is responsible for the manufacture and sale of the customized version of our NP-3, NP-4 and NP-5 processors to Cisco, utilizing our intellectual property rights, and pays us a fixed royalty fee for each chip sold to Cisco.  Under the agreements, Marvell also acts as the ASIC vendor of the general version of the NP-4 and NP-5 processors that will be sold by us directly to all our customers, excluding Cisco who buys the special version of our processor directly from Marvell.  Currently, Cisco through Marvell is our largest customer and we expect Cisco to remain our largest customer and the main driver of our revenue growth in the coming years.  The agreements do not provide for any minimum purchase requirements by the parties or for a specific termination date. For the years ended December 31, 2012, 2013 and 2014, Marvell paid us $23.3 million, $27.5 million and $32.3 million, respectively, under the agreements.  This summary is qualified in its entirety by the text of the agreements, which are exhibits to this Annual Report.

On June 30, 2014, we entered into an Agreement and Plan of Merger with Eros Acquisition Sub, Inc., Tilera Corporation and Shareholder Representative Services, LLC, as the securityholder representative.  Pursuant to the agreement, we acquired on November 5, 2014, Tilera Corporation, a privately-held U.S.-based company that develops high-performance multi-core processors, intelligent network interface cards and white-box appliances for data-center networking equipment.  The aggregate purchase price paid upon completion of the acquisition was $50 million in cash, subject to certain working capital and other adjustments.  Under the terms of the agreement, we may pay Tilera’s stockholders up to an additional $80 million subject to the attainment of certain future performance milestones.  This summary is qualified in its entirety by the text of the agreement, which is an exhibit to this Annual Report.

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

On July 30, 2013, the Israeli Parliament passed a law, which, among other things, was designated to increase the tax levy for years 2013 and 2014 (the “New Law”). The New Law increases the Israeli corporate tax rate from 25% to 26.5% The corporate tax rate is scheduled to remain at a rate of 26.5% for the future tax years. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Amendment to the Law for the Encouragement of Capital Investments, 1959

The Investment Law was significantly amended effective January 1, 2011 (the “2011 Amendment”). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and have the benefits of the 2011 Amendment apply.

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6%, respectively, in 2015 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

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

Law for Encouragement of Research and Development in the Industry, 1984

Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or the OCS, under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law.  Through December 31, 2014, we had applied and received approval for grants totaling $33 million from the OCS.  Under Israeli law and the approved plans, royalties on the revenues derived from sales of any of our products incorporating OCS funded know-how (including ancillary services) are payable to the Israeli government, generally at the rate of 4.0% during the first three years and 4.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/NIS exchange rate.  Royalties are paid on our consolidated revenues for products for which we received OCS participation.  With respect to royalties for revenues derived from the partnership with Marvell, royalties to the OCS will be calculated based on Marvell’s sale price to Cisco.  The grants also bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

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

During December 2011 we made a one-time early repayment of $9.9 million to the OCS, representing the full balance of the contingent liability related to the NP-4 and NPA grants received. Upon making this payment, we eliminated all future royalty obligations related to future revenues anticipated from the NP-4 and the NPA and avoided the associated future interest payments related to such obligations. As of December 31, 2014, we had an outstanding contingent obligation to pay royalties in the amount of approximately $21.5 million. In February 2015, we also made a one-time early repayment of $9.9 million to the OCS in respect of the above contingent obligation related to the NP-5 grants received to avoid the associated future interest payments related to such obligations. Upon making this payment, we eliminated all future royalty obligations related to future revenues anticipated from the NP-5.

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

United States Federal Income Taxation

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle, appreciated financial position hedging transaction or conversion transaction.

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation.  In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Taxation of Distributions

Subject to limitations, including the discussion, below, under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently at 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from a passive foreign investment company (see discussion below) or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at 20%).. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Companies

If we were to be classified as a “passive foreign investment company,” or a PFIC, in any taxable year, a U.S. Holder would be subject to special rules intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.  We will be considered a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to you as a U.S. holder of ordinary shares, whether you own your ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

If we are treated as a PFIC for any taxable year, dividends on our ordinary shares would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect  to “mark-to-market” your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•
the amount allocated to the current taxable year, and to any taxable years in your holding period prior to the first day in which we were treated as a PFIC will be treated as ordinary income in the current year, and

•
the amount allocated to each prior taxable year during which we are considered a PFIC would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year.

If we are a PFIC and any of our non-U.S. subsidiaries is also a PFIC, you will generally be treated as owning a proportionate amount (by value) of the underlying shares of each such subsidiary PFIC.

A U.S. Holder may make a mark-to-market election only if our ordinary shares are “regularly traded” on a “qualified exchange.”  In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the Tel Aviv Stock Exchange and the NASDAQ.  However, no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for a subsidiary PFIC, if you make a mark-to-market election, you may continue to be subject to the PFIC rules with respect to your indirect interest in any PFICs we own.

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

As of December 31, 2014, we had a notional amount of $17.2 million of outstanding forward and options contracts.  These contracts are for a period of up to 13 months.  Our accumulated other comprehensive income as of such date included $0.8 million unrealized loss on the forward and options contracts.

The net effect of the above-described risks stemming from currency exchange rate fluctuations on our net income can be further quantified in a hypothetical manner as follows:  An increase or decrease of 10% in the value of the NIS relative to the U.S. dollar in the year ended December 31, 2014 would have resulted in a $1.7 million decrease or increase, respectively, to our net income for the year ended December 31, 2014.

In 2014, the net effect of the change in value of the U.S. dollar against the NIS resulting from balance sheet exposure was immaterial.

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

As of December 31, 2014, we had $57.3 million in cash and cash equivalents, $36.9 million in short term deposits and $49.6 million in marketable securities.  As of such date our marketable securities portfolio was composed of investment grade government and corporate bonds bearing average annual interest rates of approximately 1% with average maturities of 31 months (maximum maturities of 4 years).

The performance of the capital markets affects the values of the funds we hold in marketable securities.  These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009.  In such case, the fair value of our investments may decline.  As of December 31, 2014, net unrealized gain in our marketable securities portfolio was immaterial.  We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities and bank deposits. Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk.  The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall.  Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate.  An increase or decrease of 1% to interest rates over the course of the entirety of the year ended December 31, 2014 would have increased or decreased, respectively, our financial income by approximately $1.4 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2014. Management’s assessment of and conclusion on the effectives of internal  control over financial reporting did not include the internal control of Tilera Corporation, which was acquired in November 2014.

In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2014, our internal control over financial reporting is effective.

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

ITEM 16B.            CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controllers, or persons performing similar functions.  We undertake to provide without charge, upon request, written copies of the code of ethics.  Requests should be addressed to EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 2069206, Israel, Attention: Investor Relations.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.  The code of ethics has been posted on our website at. http://www.ezchip.com/Investor-Relations/?ezchip=536.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accountant Firm Fees

The following table sets forth the fees billed by our independent registered public accountant firm for professional services rendered during each of the years indicated.  All of such fees were pre-approved by our Audit Committee.

	Year ended December 31,
Services Rendered	2013	2014
Audit fees (1)	$220,000	$300,000
Audit-related fees (2)	--	89,000
Tax fees (3)	26,000	96,000
Total	$246,000	$485,000
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

(2)	Audit-related fees include fees for the review and audit of the financial statements of Tilera and its subsidiaries and proforma financial data in connection with the acquisition of Tilera.
(3)
Tax fees for each of the years shown in the table relate to tax consulting with respect to our Approved and Privileged Enterprises, tax compliance, tax planning and tax advice in connection with the Tilera acquisition.

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

On March 23, 2015, our Board of Directors announced a share repurchase plan of up to $20 million.  According to the program, share repurchases, which shall be funded from available working capital and begin during the second quarter of 2015, will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors, and in accordance with all applicable securities laws and regulations.

No ordinary shares of EZchip Semiconductor were purchased by us or on our behalf or by any affiliated purchaser during 2014.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

      PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-46 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum of Association of the Registrant (1)
1.2	Amended and Restated Articles of Association of the Registrant (2)
1.3	Certificate of Name Change of the Registrant (translated from Hebrew)(3)
4.1	EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan (4)
4.2	Amendment to EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan, dated January 7, 2014 (5)
4.3	EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan (6)
4.4	Amendment to EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan, dated September 10, 2013 (7)
4.5	Amended and Restated EZchip Semiconductor Ltd. 2009 Equity Incentive Plan (8)
4.6	EZchip Semiconductor Ltd. Executive Compensation Policy (9)
4.7	Technology, Development, License and Manufacturing Agreement dated April 12, 2006 among Marvell International Ltd., Marvell Semiconductor Israel Ltd., and EZchip Technologies Ltd.(10)*
4.8
Amendment No. 1 to Technology Development, License and Manufacturing Agreement, dated September, 2006 by and between Marvell International Ltd. Marvell Semiconductor Israel Ltd., and EZchip Technologies Ltd.(11)*

4.9
Amendment No. 2 to Technology Development, License and Manufacturing Agreement, dated September 24, 2009 by and between Marvell International Ltd., Marvell Israel (M.I.S.L.) Ltd., and EZchip Technologies Ltd.(12)*

4.10	Business Term Agreement dated November 15, 2006 among Cisco Systems, Inc, Marvell International Ltd., Marvell Semiconductor Israel Ltd., EZchip Technologies Ltd.(13)*
4.11	Business Term Agreement dated December 7, 2010 among Cisco Systems, Inc, Marvell International Ltd., Marvell Israel Ltd., EZchip Technologies Ltd., and EZchip Inc.(14)*
4.12
Amendment No. 3 to Technology Development, License and Manufacturing Agreement, dated September 2006 by and between Marvell International Ltd., Marvell Israel (M.I.S.L.) Ltd., and EZchip Technologies Ltd.(15)*

4.13
Amendment No. 4 to Technology Development, License and Manufacturing Agreement, dated September 2006 by and between Marvell International Ltd., Marvell Israel (M.I.S.L.) Ltd., and EZchip Technologies Ltd. (16)*

4.14	Business Term Agreement, dated September 2012, between Cisco Systems, Inc., Marvell International Ltd., Marvell Israel Ltd., EZchip Technologies Ltd. and EZchip Inc.(17)*
4.15	Addendum to the Business Term Agreement, dated September 2012, between Cisco Systems, Inc., EZchip Technologies Ltd. and EZchip Inc.(18)*
4.16
Agreement and Plan of Merger, dated June 30, 2014, by and among EZchip Semiconductor Ltd., Eros Acquisition Sub, Inc., Tilera Corporation and Shareholder Representative Services LLC, as the Securityholder Representative (19)

Exhibit No.	Description of Exhibit
8.1	List of Significant Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101.INS	XBRL Instance Document.**
101.SCH	XBRL Taxonomy Extension Schema Document.**
101.CAL	XBRL Taxonomy Calculation Linkbase Document.**
101.LAB	XBRL Taxonomy Label Linkbase Document.**
101.PRE	XBRL Taxonomy Presentation Linkbase Document.**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.**
_________________
*	Confidential treatment has been requested for certain deleted portions.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-52676, and incorporated herein by reference.
(2)	Filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.
(3)	Filed as Exhibit 1.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.
(4)	Filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.
(5)	Filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.
(6)	Filed as Exhibit to the Registrant’s Form 6-K, dated December 3, 2007, and incorporated herein by reference.
(7)	Filed as Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, and incorporated herein by reference.
(8)	Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, filed November 13, 2014, and incorporated herein by reference.
(9)	Filed as Exhibit to the Registrant’s Form 6-K, dated August 5, 2013, and incorporated herein by reference.
(10)	Filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(11)	Filed as Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(12)	Filed as Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F/A for the year ended December 31, 2010 and incorporated herein by reference.
(13)	Filed as Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.
(14)	Filed as Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.
(15)	Filed as Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.
(16)	Filed as Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.
(17)	Filed as Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.
(18)	Filed as Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.
(19)	Filed as Exhibit 99.1 to the Registrant’s Form 6-K, dated July 1, 2014, and incorporated herein by reference.

EZCHIP SEMICONDUCTOR LTD.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of EZchip Semiconductor Ltd. (the "Company") and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2015 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2015	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZCHIP SEMICONDUCTOR LTD.

We have audited EZchip Semiconductor Ltd. (the "Company") and subsidiaries' internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Tilera Corporation, which was acquired in November 2014. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Tilera Corporation.

In our opinion, the Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014 of the Company and subsidiaries and our report dated March 31, 2015 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2015	A Member of Ernst & Young Global

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$57,263	$50,051
Short-term deposits		36,929	98,000
Available-for-sale marketable securities	3	49,565	49,814
Trade receivables (net of allowance for doubtful accounts of $440 and $40 as of December 31, 2014 and December 31, 2013, respectively (		10,865	7,416
Other accounts receivable and prepaid expenses	6	4,735	3,153
Inventories	7	6,459	5,969

Total current assets		165,816	214,403

NON-CURRENT ASSETS:
Long-term deposits		42,000	5,000
Severance pay fund		7,091	7,416
Long-term investment and others		348	364

Total non-current assets		49,439	12,780

PROPERTY AND EQUIPMENT, NET	8	3,601	2,114

INTANGIBLE ASSETS, NET	9	17,312	4,127

GOODWILL		127,355	96,276

Total assets		$363,523	$329,700

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2014	2013

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$2,664	$3,951
Other accounts payable and accrued expenses	10	13,726	7,309

Total current liabilities		16,390	11,260

ACCRUED SEVERANCE PAY		7,815	8,164

COMMITMENTS AND CONTINGENT LIABILITIES	11

SHAREHOLDERS' EQUITY:	12
Share capital
Ordinary shares of NIS 0.02 par value
Authorized: 50,000,000 shares at December 31, 2014 and 2013; Issued and outstanding: 29,698,925 and 28,868,495 shares at December 31, 2014 and December 31, 2013, respectively.		169	164
Additional paid-in capital		349,050	328,003
Accumulated other comprehensive income (loss)		(731)	437
Accumulated deficit		(9,170)	(18,328)

Total shareholders' equity		339,318	310,276

Total liabilities and shareholders' equity		$363,523	$329,700

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2014	2013	2012

Revenues	$83,989	$70,850	$54,707
Costs of revenues	19,075	12,022	9,118

Gross profit	64,914	58,828	45,589

Operating expenses:
Research and development (net of grants of $5,404, $5,080 and $5,863 for the years ended December 31, 2014, 2013 and 2012, respectively)	33,621	25,815	19,736
Selling and marketing	10,620	8,108	7,714
General and administrative	12,884	5,255	4,920

Total operating expenses	57,125	39,178	32,370

Operating income	7,789	19,650	13,219
Financial income, net (see Note 15)	1,369	2,048	2,432

Net income	$9,158	$21,698	$15,651

Basic net income per share	$0.31	$0.76	$0.56

Diluted net income per share	$0.31	$0.74	$0.54

Weighted average number of Ordinary Shares used in computing basic net income per share	29,244,428	28,628,798	27,981,243

Weighted average number of Ordinary Shares used in computing diluted net income per share	29,887,263	29,188,736	28,842,408

Unrealized gain (loss) on available-for-sale marketable securities	(81)	(163)	571

Unrealized gain (loss) on foreign currency cash flow hedges transactions	(1,087)	(187)	1,176

Total comprehensive income	$7,990	$21,348	$17,398

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of		Additional	Accumulated other		Total
	ordinary	Share	paid-in	comprehensive	Accumulated	shareholders'
	shares	capital	capital	income (loss)	deficit	equity

Balance as of January 1, 2012	27,054,663	$155	$288,641	$(960)	$(55,677)	$232,159

Exercise of stock options	964,258	6	12,884	--	--	12,890
Vesting of restricted share units	285,471	*) --	--	--	--	*) --
Stock-based compensation	--	--	11,198	--	--	11,198
Other comprehensive income	--	--	--	1,747	--	1,747
Net income	--	--	--	--	15,651	15,651

Balance as of December 31, 2012	28,304,392	161	312,723	787	(40,026)	273,645

Exercise of stock options	121,266	3	1,360	--	--	1,363
Vesting of restricted share units	442,837	*) --	--	--	--	*) --
Stock-based compensation	--	--	13,920	--	--	13,920
Other comprehensive loss	--	--	--	(350)	--	(350)
Net income	--	--	--	--	21,698	21,698

Balance as of December 31, 2013	28,868,495	$164	$328,003	$437	$(18,328)	$310,276

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of		Additional	Accumulated other		Total
	ordinary	Share	paid-in	comprehensive	Accumulated	shareholders'
	shares	capital	capital	income (loss)	deficit	Equity

Balance as of December 31, 2013	28,868,495	$164	$328,003	$437	$(18,328)	$310,276

Exercise of stock options	148,671	5	2,014	--	--	2,019
Vesting of restricted share units	681,759	*) --	--	--	--	*) --
Stock-based compensation	--	--	19,033	--	--	19,033
Other comprehensive loss	--	--	--	(1,168)	--	(1,168)
Net income	--	--	--	--	9,158	9,158

Balance as of December 31, 2014	29,698,925	$169	$349,050	$(731)	$(9,170)	$339,318

*)  Represents an amount lower than $1.

Accumulated other comprehensive income (loss):	December 31,
	2014	2013

Accumulated unrealized gain on available-for-sale marketable securities	$26	$107
Accumulated unrealized gain (loss) on foreign currency cash flows hedges, net	(757)	330

Accumulated other comprehensive income (loss)	$(731)	$437

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:

Net income	$9,158	$21,698	$15,651
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,845	603	661
Accumulated interest accretion and amortization of discount and premium on available-for-sale marketable securities	502	459	496
Realized gain related to sale of available-for-sale marketable securities	(79)	(13)	(35)
Stock-based compensation	19,033	13,920	11,198
Increase (decrease) in accrued severance pay, net	(24)	(163)	45
Decrease (increase) in trade receivables, net	(2,140)	(2,603)	3,842
Decrease (increase) in other accounts receivable and prepaid expenses	127	965	(1,951)
Decrease (increase) in inventories	1,904	(1,446)	1,265
Decrease (increase) in other long-term investments and others	16	(6)	(21)
Increase (decrease) in trade payables	(4,403)	2,245	(1,653)
Increase in other accounts payable and accrued expenses	1,772	1,908	208

Net cash provided by operating activities	$28,711	$37,567	$29,706

Cash flows from investing activities:

Investment in available-for-sale marketable securities	$(13,107)	$(31,938)	$(9,000)
Investment in short-term deposits	(36,929)	(98,000)	(92,000)
Proceeds from redemption of short-term deposits	98,000	85,000	74,000
Investment in long-term deposits	(42,000)	--	(5,000)
Proceeds from redemption of long-term deposits	5,000	--	--
Proceeds from maturity of available-for-sale marketable securities	6,343	13,372	13,646
Proceeds from sale and redemption of available-for-sale marketable securities	6,509	1,248	3,073
Purchase of property and equipment	(698)	(1,597)	(1,008)
Purchase of technology	(5,056)	(1,827)	(500)
Acquisition of Tilera Corporation, net of cash acquired of $3,889 (see Schedule A below)	(41,580)	--	--

Net cash used in investing activities	$(23,518)	$(33,742)	$(16,789)

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from financing activities:

Proceeds from exercise of options in the Company	$2,019	$1,363	$12,890

Net cash provided by financing activities	2,019	1,363	12,890

Increase in cash and cash equivalents	7,212	5,188	25,807
Cash and cash equivalents at the beginning of the year	50,051	44,863	19,056

Cash and cash equivalents at the end of the year	$57,263	$50,051	$44,863

Significant non-cash activities:

Purchase of property, equipment and technology on credit	$--	$1,337	$202

Schedule A- Acquisition of Tilera corporation (see also Note 1b):

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$(2,673)		$--	$--
Equipment and other assets	1,785		--	--
Intangible assets	11,389		--	--
Goodwill	31,079		--	--

Payments for Tilera Corporation, net of cash	$41,580	$	- -	$--

The accompanying notes are an integral part of the consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

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

EZchip Technologies Ltd. (“EZchip Technologies”) was established in December 1999 and is a wholly owned subsidiary of the Company.

In 2001, EZchip Technologies established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip Technologies’ products (see also b below).

The Company's Ordinary Shares are listed on the NASDAQ Global Select Market and its NASDAQ ticker symbol is "EZCH."  The Company's Ordinary Shares are also listed on the Tel Aviv Stock Exchange.

b.	Acquisition of Tilera Corporation

On November 5, 2014 ("the Tilera acquisition date"), the Company completed the acquisition of Tilera Corporation, a privately-held U.S.-based company that develops high-performance multi-core processors, intelligent network interface cards and white-box appliances for data-center networking equipment.  The acquisition was structured as a merger of a newly-formed subsidiary of EZchip Inc. with and into Tilera, resulting in Tilera being the surviving company and a wholly-owned subsidiary of EZchip Inc. Upon completion of the merger, Tilera, the surviving company, was renamed EZchip Semiconductor Inc.

The aggregate purchase price payable for the acquisition of Tilera on a debt-free and cash-free basis at the closing was $45,469 in cash, including working capital adjustments, contemplated by the Agreement and Plan of Merger, and up to an additional $80,000 payable in cash subject to achievement of future performance milestones based on revenues generated through December 2015 (the "Contingent Consideration"). As of the acquisition date and as of December 31, 2014, the fair value of the Contingent Consideration was estimated to be nil. The acquisition related costs of $6,400 included costs resulting from a restructuring made by the Company following the acquisition of Tilera and were expensed and included in the Company’s general and administrative costs.

The Agreement and Plan of Merger includes indemnity obligations concerning representations warranties and covenants and approximately $7,000 of the cash consideration was paid into escrow in accordance with the Agreement and Plan of Merger

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-       GENERAL (Cont.)

The acquisition was accounted for using the purchase method of accounting in accordance with ASC No. 805, “Business Combinations” ("ASC No. 805"). Accordingly, the purchase price was allocated according to the estimated fair values of the assets acquired and liabilities assumed and the excess of the purchase price over the net tangible and identified intangible assets was assigned to goodwill. The fair value of intangible assets was determined by management with the assistance of a third party valuation.

The results of the operations of EZchip Semiconductor Inc.’s (formerly Tilera Corporation) have been included in the Company’s consolidated financial statements since the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Tilera acquisition date:

Fair value

Current assets	$9,557
Equipment and other assets	1,785
Current liabilities	(8,341)
Technology	5,755
Backlog	1,976
Customer relationships	3,658
Goodwill	31,079

Net assets acquired	$45,469

Technology is being amortized over the estimated useful life of six years using the straight line method.

Backlog from customer orders is amortized over the estimated useful life of one year.

Customer relationships are derived from customer contracts and related customer relationships with existing customers. Customer relationships are amortized based on the accelerated method over the estimated useful life of six years.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-       GENERAL (Cont.)

Unaudited pro forma condensed results of operations:

The following represents the unaudited consolidated pro forma revenue and net loss for the years ended December 31, 2014 and 2013, to give effect to the acquisitions of EZchip Semiconductor Inc.’s (formerly known as Tilera Corporation) as if it had occurred on January 1, 2013. The pro forma information is not necessarily indicative of the results of operations that would have been had the acquisition actually occurred on January 1, 2013, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2014	2013
	Unaudited
Revenues	$101,539	$105,854
Net loss	$4,441	$3,225

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

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

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

The currency of the primary economic environment in which the operations of the Company and subsidiaries are conducted is the U.S. dollar. Most of the revenues are denominated and earned in U.S. dollars, and most purchases of materials and components are made in U.S. dollars. Financing and investing activities, including equity transactions and cash investments, are made in U.S. dollars and most of the Company's assets are denominated in U.S. dollars. Accordingly, the functional and reporting currency of the Company and subsidiaries is the U.S. dollar.

Accordingly, monetary amounts denominated in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 830 "Foreign currency matters." All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash and cash equivalents:

The Company considers all highly liquid investments that are readily convertible into cash with maturity of three months or less at the date of acquisition to be cash equivalents.

e.	Short-term deposits

The Company considers all highly liquid investments that are readily convertible into cash with maturity of more than three months but less than one year as of the consolidated balance sheet date to be short-term deposits. As of December 31, 2014 and 2013, the Company held short-term deposits of $36,929 and $98,000, respectively, with an annual weighted average interest of 1.0% and 0.85%, respectively.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Available for sale marketable securities:

The Company accounts for its investments in marketable securities in accordance with ASC No. 320 "Investments - Debt and Equity Securities". The Company determines the classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. The Company classifies all of its marketable securities as available-for-sale. Available-for-sale marketable securities are carried at fair value, with the unrealized gain and loss reported as a separate component of shareholders' equity, accumulated other comprehensive income (loss). Realized gain and loss on sales of available-for-sale marketable securities are included in the Company's statements of comprehensive income and are derived using the specific identification basis for determining the cost of the available-for-sale marketable securities. The amortized cost of the available-for-sale marketable securities is adjusted for amortization of premiums and accretion of discount to maturity. Such amortization and accretion, together with interest on available-for-sale marketable securities, are included in financial income, net.

The Company recognizes an impairment charge when a decline in the fair value of its available-for-sale marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time the investment has been in a loss position, the extent to which the fair value has been less than the Company's cost basis, the investment's financial condition and the near-term prospects of the issuer. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of operations is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2014, 2013 and 2012, the Company did not record any other-than-temporary impairment loss with respect to its available-for-sale marketable securities.

g.	Inventories:

Inventories are stated at the lower of cost or market value. The Company writes down the carrying value of its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demands and market conditions. During the years ended December 31, 2014, 2013 and 2012, the Company's write downs were immaterial.

Cost is determined as follows:

Raw materials - using the weighted average cost method.

Work in progress and finished products - using the weighted average cost method and calculated manufacturing costs.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment, net:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

Percentage (%)
Office furniture and equipment	6-15
Computers, software and electronic equipment	17-33
Leasehold improvements	Shorter of the term of the lease or useful life

i.	Impairment of long-lived assets and intangible assets subject to amortization:

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives. Some of the acquired intangible assets are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer relationships as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis.

Intangible assets primarily represent acquired intangible assets, including technology, customer relationships, and backlog. The Company amortizes its intangible assets over their useful lives using a method that reflects the pattern in which the economic benefits life of the intangible assets are consumed or otherwise used up, in accordance with ASC No. 350.

During the years 2014, 2013 and 2012, no impairment losses were identified.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805. ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over the purchase price is recorded as goodwill. Any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and acquired income tax positions are to be recognized in earnings.

k.	Investment in affiliated company:

On July 4, 2010, the Company entered into a purchase agreement with a private company and invested approximately $200, in consideration for approximately 4% of the private company's share capital. The investment is stated at cost.

The Company's investment in the affiliated company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 323-10-35. As of December 31, 2014, no impairment losses have been identified.

The above mentioned investment is reflected in the "Long-term investment and others" line item in the balance sheet as of December 31, 2014 and 2013.

l.	Goodwill impairment:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

In accordance with ASC No. 350 Intangible – Goodwill and Other ("ASC 350"), the Company performs an annual impairment test at December 31 each year. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

The Company operates in one operating segment and such segment comprises its only reporting unit. During the years ended December 31, 2014, 2013 and 2012, no impairment losses were found.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Research and development costs:

Research and development costs net of participation and grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the "OCS") are charged to expenses as incurred and primarily include personnel costs, prototype expenses and allocated facilities costs as well as depreciation of equipment used in research and development.

n.	Severance pay:

The Company's liability for severance pay for its Israeli employees which were employed until June 30, 2010,  is calculated pursuant to Israel's Severance Pay Law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with insurance policies and severance pay funds and by an accrual.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

The Company's agreements with employees in Israel, joining the Company since July 1, 2010, are in accordance with Section 14 of the Severance Pay Law, 1963, whereas, the Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Severance expense for the years ended December 31, 2014, 2013 and 2012 was $1,746, $1,051 and $1,024, respectively.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Income taxes:

The Company and subsidiaries account for income taxes in accordance with FASB ASC No. 740, Income Taxes. ("ASC 740") prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and subsidiaries record a valuation allowance to reduce their deferred tax assets to the amount that they believe is more likely than not to be realized.

ASC No. 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

The Company accrues interest and penalties related to unrecognized tax benefits in its taxes on income.

p.	Net income per share:

Basic net income per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with ASC No. 260 "Earnings Per Share".

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Accounting for stock-based compensation:

The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on its estimated fair value in accordance with ASC No. 718 "Compensation-Stock Compensation".

ASC No. 718 requires the company to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company's consolidated statements of comprehensive income.

The Company recognizes compensation expense based on the straight line method over the requisite service period of each of the awards or during the period which performance conditions are estimated to be satisfied, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures and Company's expected pre-vesting forfeitures in future periods.

The Company measures the fair value of its options using the Black-Scholes-Merton option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical term that is equivalent to the options expected term. The expected term of options granted in prior years was calculated using the simplified method (being the average between the vesting periods and the contractual life of the options in accordance with SAB 110). The risk-free interest rate is based on the U.S. Treasury yield curve of bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no intention to pay dividends in the foreseeable future.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Revenue recognition:

The Company generates revenues mainly from sales of processors. processor based systems and software tools as well as from maintenance and support services.

Revenues from processors and processor based systems are recognized upon delivery in accordance with ASC No. 605 "Revenue Recognition," when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. The Company does not have any substantial obligations after delivery. The Company does not grant a right of return to its customers. In addition if a transaction sale does not meet all the criteria, the revenue is deferred until all criteria are met.

In certain instances, the Company sells processor based systems together with software tools and maintenance and support services. In those cases the Company complies with the requirements set forth in ASC No. 605-25 "Revenue Recognition" relating to the separation of multiple deliverables into individual accounting units with determinable fair values.  Revenues from such software tools and maintenance were immaterial during the years ended December 31, 2014, 2013 and 2012.

Deferred revenues include mainly unearned amounts received from maintenance and support services.

In 2006, 2010 and 2012, the Company signed agreements with Marvell Technology Group Ltd. ("Marvell"). According to the agreements, Marvell manufactures and sells a customized version of the Company's NP-3, NP-4 and NP-5 network processors to Cisco Systems, Inc. ("Cisco") and pays the Company royalties for each processor it sells to Cisco.

Royalty revenue is recorded in accordance with ASC No. 605-45-45, "Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent", on a net basis. In accordance with the Company's agreements with Marvell, Marvell sends the Company royalty reports, once a month, which reflect prior month's sales. Accordingly, the Company recognizes royalty revenues in the month that follows the month in which the sales are made by Marvell. Royalty revenues from Marvell amounted to $32,084, $27,495 and $23,287 for the years ended December 31, 2014, 2013 and 2012, respectively.

s.	Advertising expenses:

Advertising expenses are charged to the statements of comprehensive income, as incurred. Advertising expenses for the years ended December 31, 2014, 2013 and 2012 amounted to $270, $170 and $139 respectively.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term deposits, investments in available-for-sale marketable securities, foreign exchange contracts and trade receivables.

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

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, available-for-sale marketable securities, short-term deposits, trade receivable, trade payables and other accounts payables and accrued liabilities, approximate fair value because of their generally short term maturities.

The Company accounts for certain assets and liabilities at fair value under ASC No. 820, "Fair Value Measurements and Disclosures" ("ASC 820"). Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC No. 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

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

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220 "Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) includes all changes in equity during a period related to the Company. The Company determined that its items of other comprehensive income (loss) relate to unrealized gain )loss( on available-for-sale marketable securities, and unrealized gain (loss) on foreign currency cash flow hedge.

In February 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-02, which requires entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Comprehensive income (loss) (cont.):

The following table shows the components and the effects on net income of amounts reclassified from accumulated other comprehensive income (loss) as of December 31, 2014:

	Year ended December 31, 2014
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2013	$107	$330	$437
Changes in other comprehensive income (loss) before reclassifications	(2)	(1,091)	(1,093)
Amounts reclassified from accumulated other comprehensive income (loss) to:
Operating expenses	--	4	4
Financial income, net	(79)	--	(79)

Net current-period other comprehensive loss	(81)	(1,087)	(1,168)
Balance as of December 31, 2014	$26	$(757)	$(731)

x.	Derivatives and hedging:

The Company enters into forward and options contracts in order to limit its exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in New Israeli Shekels ("NIS"). (See also Note 4.)

The Company accounts for derivatives and hedging in accordance with ASC No. 815, "Derivatives and Hedging". ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of derivatives will be recognized in other comprehensive income (loss) until the hedged item is recognized in statements of comprehensive income. The ineffective portion of a derivative's change in fair value is recognized in statements of omperhensive income as finance income, net. During the years ended December 31, 2014, 2013 and 2012 the ineffective portion recognized in finance income, net was immaterial.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Recently Issued Accounting Pronouncement:

On May 28, 2014, the FASB completed its Revenue Recognition project by issuing ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. The new Revenue Recognition guidance is effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Early application is not permitted. The Company has not yet selected a transition method and it is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

NOTE 3:-       MARKETABLE SECURITIES

As of December 31, 2014 and 2013, all of the Company's marketable securities were classified as available-for-sale.

	December 31, 2014				December 31, 2013
	Amortized cost	Gross Unrealized gain	Gross Unrealized loss	Fair value	Amortized cost	Gross Unrealized gain	Gross Unrealized Loss	Fair value
Available-for-sale - matures within one year:
Governmental debentures - fixed interest rate	$--	$--	$--	$--	$3,580	$4	$--	$3,584
Corporate debentures - fixed interest rate	1,543	24	--	1,567	1,018	4	--	1,022
Corporate debentures - floating interest rate	--	--	--	--	4,835	21	--	4,856

	1,543	24	--	1,567	9,433	29	--	9,462
Available-for-sale - matures after one year:
Governmental debentures - fixed interest rate	5,405	45	--	5,450	3,346	43	--	3,389
Corporate debentures - fixed interest rate	10,776	28	(7)	10,797	7,673	90	--	7,763
Corporate debentures - floating interest rate	31,815	30	(94)	31,751	29,255	65	(120)	29,200

	47,996	103	(101)	47,998	40,274	198	(120)	40,352

	$49,539	$127	$(101)	$49,565	$49,707	$227	$(120)	$49,814

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-       MARKETABLE SECURITIES (Cont.)

All investments with unrealized loss as of December 31, 2014 are with continuous unrealized losses for less than 24 months.

The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company's intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment's amortized cost basis. Based on the above factors, the Company concluded that unrealized losses on all available-for-sale securities were not other-than-temporary and no credit loss was present for any of its investments. As such, the Company did not recognize any impairment charges on outstanding securities during the years ended December 31, 2014, 2013 and 2012.

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

Derivative instruments are recognized in the consolidated balance sheet as either assets or liabilities at fair value. (See Notes 6 and 10.) The Company initially records changes in the fair value related to the effective portion (i.e., gains or losses) of the derivative instruments to Accumulated Other Comprehensive Income ("AOCI") and subsequently reclassifies those gains or losses to the applicable expense in the statement of operations when the hedged transactions are recorded.

As of December 31, 2014, the Company had outstanding forward and options contracts with a notional amount of $17,200.

At December 31, 2014, the fair value of the Company's cash flow hedges effect was an unrealized loss of $757. Such amount is expected to be reclassified from AOCI to the statements of comprehensive income (loss) within the next 13 months (See also Note 2w.)

The Company measured the fair value of the forward and options contracts in accordance with ASC No. 820 at level 2.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-      FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with ASC No. 820, the Company measures its available-for-sale marketable securities and foreign currency forward and options contracts at fair value. Available-for-sale marketable securities and forward and options contracts are classified within Level 2 because they are valued using other inputs that are directly or indirectly observable in the marketplace for similar investments.

The Company's financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 and 2013:

	December 31, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Money market funds (included in cash and cash equivalents)	$9,711	$--	$--	$5,225	$--	$--
Governmental bonds	--	5,409	--	--	6,973	--
Corporate bonds	--	44,156	--	--	42,841	--
Foreign currency derivative	--	(757)	--	--	330	--

Total	$9,711	$48,808	$--	$5,225	$50,144	$--

NOTE 6:-      OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2013

Receivables from escrow agent	$1,787	$--
Prepaid expenses	957	418
Grants receivable from the OCS	794	680
Government authorities	453	546
Foreign currency forward and options contracts	--	330
Accrued interest	417	645
Others	327	534

Total	$4,735	$3,153

NOTE 7:-       INVENTORIES

	December 31,
	2014	2013

Raw materials	$615	$101
Work in progress	704	128
Finished products	5,140	5,740

Total	$6,459	$5,969

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-      PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:
Office furniture and equipment	$322	$99
Computers, software and electronic equipment	14,705	7,358
Leasehold improvements	791	197

Total cost	15,818	7,654

Accumulated depreciation:
Office furniture and equipment	211	22
Computers, software and electronic equipment	11,428	5,399
Leasehold improvements	578	119

Total accumulated depreciation	12,217	5,540

Depreciated cost	$3,601	$2,114

Depreciation expense for the years ended December 31, 2014, 2013 and 2012 amounted to $885, $603 and $456, respectively.

NOTE 9:-       INTANGIBLE ASSETS, NET

a.	General

	Weighted average remaining useful life (years)	December 31,
		2014	2013
Cost:
Technology	5.75	$22,301	$12,790
Backlog	0.20	1,976	--
Customer relationships	2.40	6,372	2,714

Total cost		30,649	15,504
Accumulated amortization:
Technology		8,994	8,663
Backlog		1,571	--
Customer relationships		2,772	2,714

Total accumulated amortization		13,337	11,377

Amortized cost		$17,312	$4,127

Amortization expense for the years ended December 31, 2014, 2013 and 2012 amounted to $1,960, $20 and $205, respectively.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-      INTANGIBLE ASSETS, NET (Cont.)

b.	Estimated amortization expense for the years ending:

Year ending December 31,

2015	$3,910
2016	3,550
2017	2,870
2018	2,280
Thereafter	4,702
Total	$17,312

NOTE 10:-    OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2014	2013

Employees and payroll accruals	$5,628	$4,284
Accrued expenses	7,048	2,977
Deferred revenues	217	26
Foreign currency forward and options contracts	757	--
Others	76	22

	$13,726	$7,309

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and EZchip Technologies lease facilities in Yokneam and Kiryat Gat, Israel, under operating lease agreements which expire in January 2016 and October 2015, respectively, with monthly payments in the amount of $43 and $9, respectively. The Company has an option to extend the Kiryat Gat lease agreement for an additional five years.

The Company has the right to terminate the Yokneam operating lease agreements with an advance notice of 90 days. The Company has the right to terminate the Kiryat Gat operating lease agreements with an advance notice of 180 days and payment of a penalty.

EZchip Semiconductor Inc. (formerly known as Tilera Corporation) has operating lease agreements for rental spaces in the United States that escalate over the lives of the leases. The Company expenses the escalating lease payments using the straight-line method over the lives of the operating leases, which results in an accrued liability in the consolidated balance sheets.

EZchip Inc. had leased two offices in the United States under lease agreements for a monthly payment of $8. Following the acquisition of EZchip Semiconductor Inc., the Company terminated such agreements and has moved its offices into the offices of EZchip Semiconductor Inc.

The Company leases motor vehicles under standard commercial operating leases.

EZchip Semiconductor Inc. has entered into non-cancelable software term license agreements with vendors to license software used in the development process. Software term licenses used in research and development are expensed over the term of the license as well as software and support contracts by the sales and finance departments.

Aggregate minimum lease commitments under non-cancelable operating leases were $2,944 as of December 31, 2014.

Total lease expenses for the Company and subsidiaries for the years ended December 31, 2014, 2013 and 2012, amounted to $2,542, $2,485 and $2,283, respectively.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-    COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalties commitments:

The Company participates in programs sponsored by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the “OCS”) to support of the Company's research and development activities.

In each of the years 2014, 2013 and 2012, the OCS participated in the Company's research and development budgets. Pursuant to such programs, the OCS granted up to 50% of the approved budget for certain periods ending December 31, 2014.

In connection with the OCS participation, the Company is obligated to pay royalties to the OCS calculated at the rate of 3.5% to 4.5% of sales of the products developed with the OCS's participation. Up to 100% of the grants received are linked to the U.S. dollar bearing annual interest at a rate of LIBOR.

With respect to the royalties paid for revenues that the Company derives from its partnership with Marvell (see also Notes 2r and 2y), royalties to the OCS are calculated based on Marvell's sale price to Cisco.

As of December 31, 2014, the Company has a contingent obligation of $21,305 which is comprised of the amounts of royalty bearing grants received from the OCS less royalties repaid. For the years ended December 31, 2014, 2013 and 2012, royalty expenses, as part of the Company's cost of revenues, were $312, $42 and $0, respectively.

As of December 31, 2014 and 2013, the Company has accrued royalties pursuant to the OCS programs in the amount of $306 and $42, respectively.

Subsequent to balance sheet date, in February 2015, the Company prepaid $9,942 to the OCS in respect of the above contingent obligation to save future interest costs.

c.	Purchase commitments:

As of December 31, 2014, the Company had $2,711 in non-cancelable purchase commitments with its suppliers.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-    SHAREHOLDERS' EQUITY

a.	Company's shares:

As of December 31, 2014, the Company's authorized share capital consists of NIS 1,000,000 divided into 50,000,000 Ordinary Shares, par value NIS 0.02 per share. Ordinary Shares confer on their holders, among other things, the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.
b.	Company's stock option plans:

In October 2003, the Company adopted the 2003 Israel Plan.  The plan was amended in December 2006 and further amended in December 2007, October 2010, February 2012, and January 2014. The 2003 Israel Plan complies with Section 102 of the Israeli Income Tax Ordinance, which provides certain tax benefits in connection with stock-based compensation to employees, officer and directors. On January 1st of each year, to the extent the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Israel Plan is less than 4% of the number of Ordinary Shares issued and outstanding on such date, it will automatically increase to equal 4% of the number of Ordinary Shares issued and outstanding on such date. Awards under the 2003 Israel Plan may be granted to Israeli employees, directors, consultants, advisers and service providers of the Company and subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees who receive options or restricted shares units ("RSUs") under the 2003 Israel Plan are afforded certain tax benefits (excluding controlling shareholders of the Company or those who are not Israeli employees, directors, consultants, advisers and service providers of the Company and subsidiaries). Awards granted under the 2003 Israel Plan have a maximum exercise period of ten years from the date of grant and are generally exercisable over four years. Awards that are not exercised and forfeited will become available for future grants.

As of December 31, 2014, 667,241 Ordinary Shares were available for future issuances under the 2003 Israel Plan, which amount is reduced by one share for each award that the Company grants under the plan.

As of December 31, 2014 and 2013, options to purchase 281,763 and 402,590 Ordinary Shares were outstanding under the 2003 Israel Plan, respectively. In addition, as of December 31, 2014 and 2013, 1,048,226 and 1,048,212 RSUs were outstanding under the 2003 Israel Plan, respectively.

In December 2007, the Company adopted the 2007 U.S. Equity Incentive Plan (the "2007 U.S. Plan"). The plan was amended in July 2010 and September 2013. Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Plan are substantially similar to the terms and conditions of the 2003 Israel Plan.

As of December 31, 2014, 193,263 Ordinary Shares were available for future issuances under the 2007 U.S. Plan, which amount is reduced by one share for each award that the Company grants under the plan.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

b.	Company's stock option plans (Cont.):

As of December 31, 2014 and 2013, options to purchase 37,050 and 55,788 Ordinary Shares were outstanding under the 2007 U.S. Plan, respectively. In addition, as of December 31, 2014 and 2013, 100,514 and 105,924 RSUs were outstanding under the 2007 U.S. Plan, respectively.

In November 2014, the Company adopted the Amended and Restated 2009 EZchip Semiconductor Ltd. Equity Incentive Plan ("2009 plan"), which amended and restated the plan originally adopted in November 2009.  The 2009 Plan is administered by the Board of Directors or a committee of the Board that is delegated authority to act as the administrator.  Under the 2009 Plan, the Company may grants RSUs and options to purchase ordinary shares to employees, directors, consultants, advisers and service providers of the Company and its subsidiaries.

As of December 31, 2014, 194,124 Ordinary Shares were available for future issuances under the 2009 Plan, which amount is reduced by one share for each award that the Company grants under the 2009 plan.

As of December 31, 2014,617,339 RSUs were outstanding under the 2009 Plan.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-    SHAREHOLDERS' EQUITY (Cont.)

b.	Company's stock option plans (Cont.):

The following table summarizes the awards activity under the Company's equity incentive plans as of December 31, 2014, and changes during the year:

	Number of awards	Weighted-average exercise price	Weighted average remaining contractual life years	Aggregate intrinsic value (**)

Outstanding at January 1, 2014 (1)	1,621,620	$4.16
RSUs granted	1,135,660	0.01
Stock options exercised	(148,671)	13.56
Vested and issued RSUs	(681,759)	0.01
Forfeited RSUs	(47,687)	0.01

Outstanding at December 31, 2014 (2)	1,879,163	$2.52	1.28	$31,229

Stock options exercisable at December 31, 2014	318,813	$14.81	1.15	$1,380

Vested and expected to vest (3) (*)	1,818,426	$2.61	1.28	$30,068

(1)	Includes (i) 467,484 stock options with weighted average exercise price of $14.41 and (ii) 1,154,136 RSUs.
(2)
Includes (i) 318,813 stock options with weighted average exercise price of $14.81, with weighted average remaining contractual term of 1.15 years and with aggregate intrinsic value of $1,380; and (ii) 1,560,350 RSUs, with weighted average remaining contractual term of 1.30 years and with aggregate intrinsic value of $29,849.

(3)
Includes (i) 318,813 stock options with weighted average exercise price of $14.81 with weighted average remaining contractual term of 1.15 years and with aggregate intrinsic value of $1,380; and (ii) 1,499,613 RSUs, with weighted average remaining contractual term of 1.30 years and with aggregate intrinsic value of $28,688.

(*)	Based on the Company's historical experience and future expectations, the annual pre-vesting forfeiture rate is approximately 3%.
(**)
The aggregate intrinsic value represents the total intrinsic value (the difference between the closing price of the Ordinary Shares on the NASDAQ Global Select Market on December 31, 2014 and the exercise price, multiplied by the number of in-the-money awards) that would have been received by the award holders had all award holders exercised their awards on December 31, 2014. This amount changes based on the fair market value of the Ordinary Shares.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-    SHAREHOLDERS' EQUITY (Cont.)

b.	Company's stock option plans (Cont.):

As part of the acquisition of EZchip Semiconductor Inc.’s (formerly known as Tilera Corporation), the Company granted to its employees 212,081 RSUs, with performance vesting criteria, which were not met as of December 31, 2014.

The awards outstanding as of December 31, 2014, grouped by exercise prices, were as follows:

	Awards	Weighted	Aggregate	Awards	Weighted
	outstanding as of	average remaining	intrinsic value as of	exercisable as of	average remaining
	December 31,	contractual	December 31,	December 31,	contractual
Exercise price	2014	life years	2014	2014	life years

$0.01 (RSUs)	1,560,350	1.30	$29,849	--	--
$11.31 - $13.90	99,299	1.52	674	99,299	1.52
$14.39 - $16.28	219,514	0.98	706	219,514	0.98
	1,879,163	1.28	$31,229	318,813	1.15

Stock-based compensation expenses:

As of December 31, 2014, there was $34,576 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Company's equity incentive plans. This cost is expected to be recognized over a period of four years with a weighted average period of two years.

The total stock-based compensation expenses related to all of the Company's stock-based compensation plans, recognized for the years ended December 31, 2014 and 2013, are set forth below:

	Year ended December 31,
	2014	2013

Costs of revenues	$431	$292
Research and development expenses	11,359	7,963
Selling and marketing expenses	3,840	2,789
General and administrative expenses	3,403	2,876

Total stock-based compensation expenses	$19,033	$13,920

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-    TAXES ON INCOME

a.	General

The Israeli corporate tax rate was 25% in 2012 and 2013 and 26.5% in 2014.

As of 2012, the Company and its subsidiary EZchip Technologies have elected to file tax returns in Israel in U.S dollars in accordance with “Income Tax Regulations (Rules for bookkeeping of foreign investment companies and certain partnerships and determination of taxable income) – 1986”. Since 2011, the Company elected to file consolidated tax returns with its subsidiary, EZchip Technologies.

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

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

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

Tax-exempt income generated under the provisions of the Law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a  deferred tax liability with respect to such tax-exempt income.

The Company does not intend to distribute any amounts of its undistributed tax exempt income as dividends as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes were provided on income attributable to the Company's Approved or Privileged Enterprise programs as the undistributed tax exempt income was essentially permanent in duration.

For the year ended December 31, 2014, EZchip Technologies had $143,000 of tax-exempt income attributable to its Approved Enterprise and Privileged Enterprise programs.  If such tax-exempt income is distributed, under certain conditions as described in the Law, it would be taxed at the corporate tax rate applicable to such profits, and an estimated income tax liability of $21,387 would be incurred as of December 31, 2014.  As of December 31, 2014, EZchip Technologies has not distributed any amounts of its tax-exempt income.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-    TAXES ON INCOME (Cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law") (Cont.):

As of January 1, 2011, new legislation amending the Investment Law came into effect (the “2011 Amendment”). The 2011 Amendment introduced a new status of “Preferred Company” and “Preferred Enterprise”, replacing the existed status of “Privileged Company” and “Privileged Enterprise”. Similarly to “Privileged Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current Law's incentives, which are limited to income from Approved Enterprise and Privileged Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax.

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

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-    TAXES ON INCOME (Cont.)

c.	Net operating and capital losses carryforward:

As of December 31, 2014, the operating tax loss carryforwards of the Company amounted to $58,000, which the Company does not believe will be utilized in the foreseeable future. The loss may be carried forward indefinitely and may be offset against future taxable income.

The operating tax loss carryforwards through December 31, 2014 of EZchip Inc. and EZchip Semicondutor Inc. amounted to $10,400, which the Company does not believe will be utilized in the foreseeable future. The loss may be offset against any future U.S. taxable income for periods of 20 years expiring gradually from 2021 through 2034.

The operating tax loss carryforwards through December 31, 2014 of EZchip Semiconductor Inc. amounted to $16,000, which the Company does not believe will be utilized in the foreseeable future. The loss may be offset against any future U.S. taxable income for periods of 20 years expiring through 2034.

Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Section 382 of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2014, the Company's capital tax loss carryforwards amounted to $29,000. The capital loss may be carried forward indefinitely and may be offset against future capital income.

d.	Income (loss) before tax is comprised as follows:

	Year ended December 31,
	2014	2013	2012

Domestic (Israel)	$20,485	$22,500	$16,293
Foreign	(11,327)	(802)	(642)

	$9,158	$21,698	$15,651

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-    TAXES ON INCOME (Cont.)

e.	Deferred income taxes:

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

	December 31,
	2014	2013
Deferred tax assets:
Reserves and allowances	$2,481	$1,433
Operating loss carryforwards	25,707	15,258
Capital loss carryforwards	7,481	7,486
Total deferred tax assets	$35,669	$24,177

Deferred tax liabilities:	--	--
Acquired intangibles	(3,976)	--

Less valuation allowance	(31,693)	(24,177)

Net deferred tax assets	--	--

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods and in the jurisdictions in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance of 31,693 and $24,177 at December 31, 2014 and 2013, respectively.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-    TAXES ON INCOME (Cont.)

f.	Uncertain tax positions

The Company and subsidiaries file federal and state income tax returns in the United States and Israel. The Company and EZchip Technologies may be subject to examination by the Israeli tax authorities for fiscal years 2012 through 2014. EZchip Inc. and EZchip Semiconductor Inc. may be subject to examination by the U.S. Internal Revenue Service from commencement year 2001 and 2004, respectively, through 2014.

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

As of December 31, 2014 and 2013, the provision in respect of ASC 740 was immaterial. The Company accrues interest and penalties related to the provision in income taxes in its statement of operations. Such interest and penalties were immaterial for all reported periods.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

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

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2014	2013	2012

Income before taxes as reported in the consolidated statements of operations	$9,158	$21,698	$15,651

Statutory tax rate	26.5%	25%	25%

Theoretical tax expense on the above amounts at the Israeli statutory tax rate	2,427	5,425	3,913
Approved and Privileged Enterprise benefits (*)	(13,310)	(11,454)	(7,839)
Non-deductible expenses	2,496	197	186
Non-deductible expenses related to stock options	3,336	2,716	1,329
Deferred taxes on losses (utilization of losses) and temporary differences for which a valuation allowance was provided	5,648	5,336	3,004
Increase in deferred taxes (for which valuation allowance was created) due to increase in Israeli tax rate	--	(1,147)	--
Difference in basis of measurement for tax purposes	842	(570)	11
Taxes with respect to prior years	90	(366)	(508)
Tax adjustment in respect of different tax rates for foreign subsidiaries	(1,529)	(120)	(96)
Others	--	(17)	--

Actual taxes on income (taxes benefit)	$--	$--	$--

Basic	$0.31	$0.40	$0.28

Diluted	$0.31	$0.39	$0.27

(*)  Net earnings per Ordinary share - amounts of the benefit resulting from the "Approved and Privileged Enterprise" status.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

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

The following table presents total revenues for the years ended December 31, 2014, 2013 and 2012 and long-lived assets as of December 31, 2014, 2013 and 2012:

	2014		2013		2012
	Revenues	Long-lived assets *)	Revenues	Long-lived assets *)	Revenues	Long-lived assets *)

Israel	$6,377	$2,276	$3,468	$2,314	$4,093	$1,485
China and Hong Kong	21,284	--	27,446	--	17,297	--
Far East (excluding China and Hong Kong)	5,996	--	2,944	--	2,327	--
Canada	57	--	61	--	119	--
USA	11,153	1,525	7,837	--	7,325	--
Europe	39,045	--	29,038	--	23,378	--
Others	77	--	56	--	168	--

	$83,989	$3,801	$70,850	$2,314	$54,707	$1,485

*)	Excluding goodwill and intangible assets.

c.	Sales to the Company's significant customers, including sales to their manufacturing subcontractors, as a percentage of total revenue were as follows:

	Year ended December 31,
	2014	2013	2012

Customer A	39%	39%	43%
Customer B	-- (* )	19%	17%
Customer C	15%	15%	13%

     (*) Represents less than 10% of total revenue.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-     FINANCIAL INCOME, NET

	Year ended December 31,
	2014	2013	2012
Income:

Interest income (*)	$1,326	$1,842	$2,373
Foreign currency translation adjustments, net	--	207	39
Realized gain related to sale of marketable securities	79	13	35

Total income	1,405	2,062	2,447

Expenses:

Interest and bank charges	(24)	(14)	(15)
Foreign currency translation adjustments, net	(12)	--	--

Total expenses	(36)	(14)	(15)

Financial income, net	$1,369	$2,048	$2,432

(*)	Including amortization of premium and accretion of discount, on available-for-sale marketable securities, net.

EZCHIP SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-     EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2014	2013	2012

Numerator:
Net income	$9,158	$21,698	$15,651

Denominator:
Weighted average number of shares outstanding used in computing basic net earnings per share	29,244,428	28,628,798	27,981,243
Dilutive effect: stock options and RSUs	642,835	559,938	861,165
Total weighted average number of shares used in computing diluted net earnings per share	29,887,263	29,188,736	28,842,408

Basic net income per share	$0.31	$0.76	$0.56
Diluted net income per share	$0.31	$0.74	$0.54

Anti-dilutive securities

For the years ended December 31, 2014, 2013 and 2012, there were no outstanding options and RSUs that were excluded from the computation of diluted net earnings per Ordinary Share, that would have had an anti-dilutive effect if included.

NOTE 17:-       SUBSEQUENT EVENT

On March 23, 2015, the Company's Board of Directors approved a share repurchase plan of up to $20,000.  According to the program, share repurchases, which will be funded from available working capital and begin during the second quarter of 2015, will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors, and in accordance with all applicable securities laws and regulations.

There were no ordinary shares of EZchip Semiconductor purchased by the Company or on its behalf or by any affiliated purchaser during 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EZCHIP SEMICONDUCTOR LTD.

By:	/s/ Eli Fruchter
Eli Fruchter
Principal Executive Officer

Dated: March 31, 2015